Form 10-K, Exhibit 13
period 1994-01-02
JOHNSON & JOHNSON
filed 1994-04-01
CIK 200406

Management's Discussion and Analysis
of Results of Operations and Financial Condition

Overview

Record sales of $14.14 billion reinforced the Company's position as the largest and most comprehensive health care company in the world. Despite continued cost containment measures by our customers and government agencies in Europe, notably Germany and Italy, and the progressive shift towards managed health care in the U.S., sales growth in local currency was still solid. Almost two-thirds of the operational sales gain represents strong unit growth. The Company invested $1.2 billion in research and development, emphasizing its commitment to achieving significant advances in health care through the discovery and development of innovative products that save lives, enhance the quality of life and are cost effective.

         During 1993, the Company streamlined its business worldwide to make the organization more cost effective. The Company has put in place many initiatives in recent years. These have included the creation of programs to share administrative, financial and information services among companies and locations, mergers of operating companies, consolidation of manufacturing locations, a voluntary early retirement program domestically and others. The Company's work force has been reduced from 84,900 in 1992 to 81,600 in 1993, a net reduction of 3,300, despite the addition of 900 employees from the recent acquisition of RoC S.A., a consumer skin care products company in France.

         In the United States and in countries around the world, the health care system is being transformed. The Company feels it is well positioned to take advantage of these changes due to its diversification in health care; global reach; extensive research and development; dedicated employees; strong Credo values and decentralized management.

Sales and Earnings

In 1993, worldwide sales increased 2.8% to $14.14 billion compared to increases of 10.5% and 10.8% in 1992 and 1991, respectively. Excluding the impact of the relatively stronger dollar in 1993 and 1991, and the weaker dollar in 1992 relative to international currencies, worldwide sales increased 7.0%, 10.0% and 11.7% in 1993, 1992 and 1991, respectively.

Chart 1: Bar graph showing Sales to Customers for the years 1984 through 1993. See appendix for a complete description.

         Worldwide net earnings for 1993 were $1.79 billion, or $2.74 per share. In 1992, the Company recorded a one-time after-tax charge of $595 million, or $.90 a share, due to the Company's adoption of three new accounting standards for postretirement benefits, postemployment benefits, and income taxes, resulting in 1992 worldwide net earnings of $1.03 billion, or $1.56 per share. Worldwide net earnings for 1992, before these one-time charges, were $1.63 billion, or $2.46 per share. Excluding the effect of these one-time charges, worldwide net earnings and earnings per share for 1993 increased 10.0% and 11.4% over 1992, respectively, while 1992 worldwide net earnings and earnings per share increased 11.2% and 12.3% over 1991, respectively. In 1991, worldwide net earnings and earnings per share increased 15.2% and 15.3% over 1990, excluding 1990 Latin America non-recurring charges of $125 million after-tax, or $.19 per share.

         Average shares of common stock outstanding in 1993 were 651.7 million compared with 659.5 million and 666.1 million in 1992 and 1991, respectively.

Chart 2: Bar graph showing Net Earnings for the years 1984 through 1993. See appendix for a complete description.

         Sales by domestic companies were $7.20, $6.90 and $6.25 billion in 1993, 1992 and 1991, respectively, representing an increase of 4.3% in 1993, 10.5% in 1992 and 15.1% in 1991. The increase in domestic sales in 1993 was the result of new product launches in all three segments. In the United States, the Federal Government mandated that, starting in 1991, the Company must rebate to the states a portion of its sales on products dispensed to state Medicaid recipients.

         Sales by international companies were $6.94 billion in 1993, $6.85 billion in 1992 and $6.20 billion in 1991, representing increases of 1.2%, 10.5% and 6.8%, respectively. Excluding the impact of the relatively stronger dollar in 1993 and 1991, and the weaker dollar in 1992 relative to international currencies, international sales increased 9.6%, 9.5% and 8.6% in 1993, 1992 and 1991, respectively.

         The Company achieved an annual compound growth rate of 9.0% for worldwide sales for the ten-year period since 1983 with domestic and international sales growing at rates of 7.1% and 11.4%, respectively. For the same ten-year period, worldwide net earnings achieved an annual growth rate of 13.8%, while earnings per share grew at a rate of 15.7%. For the last five years, annual compound growth rates for sales, net earnings and earnings per share were 9.5%, 12.9% and 13.9%, respectively.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of stockholders of record at year-end 1993 was 96,100. The composite market price ranges for Johnson & Johnson common stock during 1993 and 1992 were:

                                    1993               1992
                            ----------------     ---------------
                              High     Low        High     Low
                            -------   ------     ------   ------
First quarter               $50 3/8   37 5/8     58 3/4   47
Second quarter               45 3/4   38 3/8     51 3/8   43
Third quarter                41 3/4   35 5/8     52 7/8   44 5/8
Fourth quarter               45 5/8   38 1/2     54 3/4   43 1/4
Year-end close                    44 7/8              50 1/2

Cash Dividends Paid

Cash dividends paid in 1993 and in 1992 totaled $1.01 and $.89 per share, respectively, an increase of 13.5% over 1992 and 15.6% over 1991. They were distributed as follows:

                               1993       1992         1991
                               ----       ----         ----
First quarter                 $ .23        .20          .17
Second quarter                  .26        .23          .20
Third quarter                   .26        .23          .20
Fourth quarter                  .26        .23          .20
                               ----       ----         ----
Total                         $1.01        .89          .77
                               ====       ====         ====
On January 4, 1994, the Board of Directors declared a regular cash dividend of $.26 per share, paid on March 8, 1994 to stockholders of record on February 15, 1994.

         The Company expects to continue the practice of paying regular cash dividends.

Chart 3: Bar graph showing Net Earnings Per Share and Cash Dividends Paid Per Share for the years 1984 through 1993. See appendix for a complete description.

Costs and Expenses

The percentage relationships of costs and expenses to sales for 1993, 1992 and 1991 were:

                                                  1993        1992         1991
                                                  ----        ----         ----
Employment costs                                  28.8%       29.4%        28.2%
Cost of materials and services                    49.7        49.9         50.8
Depreciation and amortization of
    property and intangibles                       4.4         4.1          4.0
Taxes other than payroll                           4.5         4.8          5.3
Cumulative effect of accounting
  changes                                            -         4.3            -

Chart 4: Pie chart showing Distribution of Sales Revenues - 1993. See appendix for a complete description.

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, the improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities were as follows:

(Dollars in Millions)                 1993      1992       1991
- ---------------------                 ----      ----       ----
Research expense                    $1,182     1,127        980
Percent increase over prior year       4.9%     15.0%      17.5%
Percent of sales                       8.4%      8.2%       7.9%

Research expense as a percent of sales for the Pharmaceutical segment was 15.2%, 14.8% and 15.0% in 1993, 1992 and 1991, respectively, while averaging 5.2%, 5.1% and 4.8% in the other segments.

Chart 5: Bar graph showing Research Expense for the years 1984 through 1993. See appendix for a complete description.

         Advertising expenses worldwide, which are comprised of television, radio and print media, were $753 million in 1993, $694 million in 1992 and $675 million in 1991. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

         The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state laws, in which the primary relief sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the financial position of the Company.

         Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

         The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will gradually reduce the benefit the Company receives from its operations in Puerto Rico by 60% over the next five years. This legislation will have an unfavorable impact on the Company's effective tax rate of 2 to 3 percentage points. The worldwide effective income tax rate was 23.4% in 1993, 26.4% in 1992 and 28.3% in 1991. See page 33 for additional information.

         A summary of operations and related statistical data for the years 1983
- - 1993 can be found on page 42.

Liquidity and Capital Resources

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $476 million at the end of 1993 as compared with $878 million at the end of 1992.

         Total unused credit available to the Company approximates $2.4 billion, including $735 million of credit commitments with various worldwide banks, $460 million of which expires on December 9, 1994 and $275 million on December 31, 1995.

         During 1993, the Company issued $150 million of Medium Term Notes (MTN's), with maturities of less than two years, and $250 million of 6.73% Debentures due 2023 from a $1.25 billion shelf registration filed with the Securities and Exchange Commission in 1992. At January 2, 1994, the Company had $585 million remaining on its shelf registration. In addition, the Company issued $95.4 million equivalent of 8.82% Italian Lire Notes due 2003. The proceeds were used for general corporate purposes, including the refinancing of maturing debt issues. Commercial paper borrowings were $126 million at the end of 1993 and $263 million at the end of 1992.

         Total borrowings at the end of both 1993 and 1992 were $2.4 billion each year. In 1993 and 1992, net debt (net of cash and current marketable securities) was 25.8% and 22.7% of net capital (stockholders' equity and net debt), respectively. Total debt represented 30.2% and 31.7% of total capital (stockholders' equity and total borrowings) in 1993 and 1992, respectively. Stockholders' equity per share at the end of 1993 was $8.66 compared with $7.89 at year-end 1992, an increase of 9.8%.

         Additions to property, plant and equipment amounting to $975, $1,103 and $987 million in 1993, 1992 and 1991, respectively, were made primarily to increase the capacity of facilities for existing and new products. The Company intends to continue this level of investment to support the business operations. No material commitments for capital expenditures were outstanding at the end of 1993.

         During 1993, 1992 and 1991, certain businesses were acquired amounting to $266, $47 and $125 million, respectively. See page 38 for additional information.

         The Company annually repurchases a sufficient amount of its common stock in the open market to replace shares issued under various employee stock plans. During 1993, the Company repurchased 3.0 million shares of its common stock at a total cost of $132 million for use in the Company's employee benefit plans; 1992 and 1991 repurchases for this purpose totaled 4.8 million and 4.9 million shares at a cost of $240 million and $222 million, respectively. In 1993 and 1992, the Company also repurchased 12.4 and 10.6 million shares of its common stock for general corporate purposes at a cost of $500 million each year.

Changing Prices and Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policy makers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1980-1991, in the United States, the weighted average compound growth rate of Johnson & Johnson's price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. That was true in 1992 and again in 1993.

         Inflation rates, even though moderate in many parts of the world during 1993, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and timely price increases.

Segments of Business

Financial information for the Company's three worldwide business segments is summarized below. Refer to page 41 for additional information on segments of business.

Chart 6: Bar graph showing Sales by Segment of Business for the years 1991 through 1993. See appendix for a complete description.

Sales                                                  Increase
                                                  -------------------
(Dollars in Millions)      1993        1992       Amount      Percent
- ---------------------    -------      ------      ------      -------
Consumer                 $ 4,824       4,780        44           .9%
Pharmaceutical             4,490       4,340       150          3.5
Professional               4,824       4,633       191          4.1
                          ------      ------       ---

Worldwide total          $14,138      13,753       385          2.8%
                          ======      ======       ===

Chart 7: Bar graph showing Operating Profit by Segment of Business for the years 1991 through 1993. See appendix for a complete description.

                                                                    Percent of Sales
Operating Profit                                                  -------------------
(Dollars in Millions)              1993           1992             1993          1992
- ---------------------             ------         ------            ----          ----
Consumer                          $  521           501            10.8%          10.5%
Pharmaceutical                     1,406         1,364            31.3           31.4
Professional                         655           598            13.6           12.9
                                   -----        ------
 Segments total                    2,582         2,463            18.3           17.9
Expenses not
 allocated to segments              (250)         (256)           (1.8)          (1.9)
                                   -----         -----
Earnings before taxes
 on income and cumulative
 effect of accounting
 changes                          $2,332         2,207            16.5%          16.0%
                                   =====        ======

Consumer

The Consumer segment's principal products are toiletries and hygienic products, including dental and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult incontinence products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; 'o.b.' Tampons; CLEAN & CLEAR skin care products; SHOWER TO SHOWER toiletries products; STAYFREE and SURE & NATURAL sanitary protection products; IMODIUM A-D, an antidiarrheal; JOHNSON'S baby products; MONISTAT 7, an over-the-counter remedy for vaginal yeast infections; MYLANTA gastrointestinal products from the Johnson & Johnson and Merck & Co., Inc. joint venture; PEDIACARE children's cold and allergy medications; PENATEN and NATUSAN baby toiletries; PIZ BUIN and SUNDOWN sun care products; PREVENT and REACH toothbrushes; SERENITY incontinence products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

         Consumer segment sales were $4.82 billion in 1993. Sales by domestic companies accounted for 54.5% of the total segment and international subsidiaries accounted for 45.5%. Domestic Consumer sales growth was slowed by a sluggish retail environment and fierce competition faced by MONISTAT 7. International Consumer sales reflected improvements in Latin America, Asia and Africa, which offset a substantial decline in the U.S. dollar value of sales from European operations.

         Consumer segment sales in 1992 were $4.78 billion, an increase of 4.3% over 1991. Domestic sales improved 6.0% in 1992, led by higher sales of MONISTAT 7 and strong sales gains by the SERENITY and TYLENOL product lines. International Consumer sales increased 2.3% in 1992, despite the adverse impact of sluggish international economies.

         Consumer segment sales in 1991 were $4.58 billion, an increase of 8.8% over 1990. Domestic sales in 1991 improved 17.8% over 1990, led by the positive impact of the MONISTAT 7 launch as an over-the-counter product, as well as an outstanding performance by the expanded line of nonprescription cold and flu medications under the TYLENOL brand. International Consumer sales were flat in 1991, reflecting a substantial decline in the U.S. dollar value of sales from Brazilian operations, which offset sales improvements in Canada, Europe, Asia and Africa.

         Acquisitions made during 1993 and 1992 impacting the Consumer segment are described on page 38.

Pharmaceutical

The Pharmaceutical segment represents over 50% of total operating profit. The Pharmaceutical segment's principal worldwide franchises are in the allergy and asthma, antifungal, central nervous system, contraceptive, dermatology, gastrointestinal and immunobiology and biotech fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

         Prescription drugs include DURAGESIC, a transdermal patch for chronic pain; EPREX (sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin, which stimulates red blood cell production; ERGAMISOL, a colon cancer drug; FLOXIN, an antibacterial; HISMANAL, the once-a-day less sedating antihistamine; IMODIUM, an antidiarrheal; LEUSTATIN, for hairy cell leukemia; MOTILIUM, a gastrointestinal mobilizer; NIZORAL, SPORANOX and TERAZOL, antifungals; ORTHOCLONE OKT-3, for reversing the rejection of kidney, heart and liver transplants; ORTHO-NOVUM group of oral contraceptives; PREPULSID (sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; and RETIN-A, a dermatological cream for acne.

         Johnson & Johnson markets more than 80 prescription drugs around the world, with 60.5% of the sales generated outside the United States. Twenty-five drugs sold by the Company had 1993 sales in excess of $50 million, with 13 of them in excess of $100 million.

         In 1993, Pharmaceutical segment sales increased 3.5% over 1992, to $4.49 billion. This growth was led by sales gains from PREPULSID, PROPULSID, SPORANOX, EPREX, PROCRIT, FLOXIN, LEUSTATIN and DURAGESIC. Domestic Pharmaceutical sales advanced 7.4%, due to higher sales by Janssen and Ortho Biotech. International sales, through Janssen Pharmaceutica, headquartered in Belgium, and Cilag, were negatively impacted by the strength of the U.S. dollar relative to international currencies as well as the pressure on pharmaceutical prices in Germany and Italy.

         In 1992, Pharmaceutical segment sales increased 14.4% over 1991, to $4.34 billion. This growth reflected the continued market penetration of key pharmaceuticals such as PREPULSID, EPREX, PROCRIT, FLOXIN, SPORANOX, DURAGESIC and ORTHO-CYCLEN, an oral contraceptive introduced in 1992. Domestic Pharmaceutical sales advanced 7.8%, due to higher sales by Janssen and Ortho Biotech. International sales increased 18.8%, led by strong performances for EPREX, PREPULSID and SPORANOX.

         In 1991, Pharmaceutical segment sales increased 14.9% over 1990, to $3.80 billion. Continued market penetration of key pharmaceuticals and the introductions of DURAGESIC, FLOXIN and PROCRIT in the U.S. contributed to the sales growth. Domestic Pharmaceutical sales advanced 16.4%, due to higher sales by Janssen, Ortho Biotech and McNeil Pharmaceutical. International sales increased 13.9%, despite a stronger U.S. dollar.

         Significant research activities continued in Pharmaceutical segment companies, increasing to $683 million in 1993, or $40 million over 1992. This represents 15.2% of 1993 Pharmaceutical sales and a compound growth rate of 14.5% for the ten-year period since 1983. The pipeline for new products continued to be healthy in 1993 as evidenced by six new drugs and new medical indications approved by the U.S. FDA during the year. PROCRIT was introduced for patients undergoing chemotherapy, ORTHOCLONE OKT-3 was approved for reversing the rejection of heart and liver transplants, LEUSTATIN for hairy cell leukemia, and PROPULSID for nighttime heartburn associated with gastrointestinal esophageal reflux disease. In the fourth quarter of 1993, the Company received U.S. FDA approval for LIVOSTIN, for allergic conjunctivitis, and RISPERDAL, a new anti-psychotic medication.

         Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute headquartered in the United States. Other research involves the Immunobiology Research Institute of New Jersey, as well as collaborations with the Scripps Clinic and Research Foundation in La Jolla, California and the James Black Foundation in London, England.

Professional

The Professional segment includes suture and mechanical wound closure products, less-invasive surgical instruments, dental products, diagnostic products, medical equipment and devices, ophthalmic products, surgical instruments, joint replacements and products for wound management and infection prevention. These products are used principally in the professional fields by physicians, dentists, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

         Of the total Professional segment sales in 1993, domestic companies accounted for 58.0% and international subsidiaries 42.0%.

         In 1993, Professional segment sales increased 4.1% over 1992, to $4.82 billion. Worldwide sales gains were led by LifeScan, Ethicon Endo-Surgery and Vistakon. Domestic sales posted a 5.8% gain, aided by strong sales of PROTECTIV catheter safety system products, the DINAMAP Plus vital signs monitor and P.F.C. Hip and Knee orthopaedic joint reconstruction products. These gains offset a decline in sales at Johnson & Johnson Medical, Inc., due to the continued reduction in inventories at hospitals and distributors given the uncertain health care environment. International sales rose 1.9%, despite the adverse impact of the stronger U.S. dollar relative to international currencies.

         In 1992, Professional segment sales increased 13.9% over 1991, to $4.63 billion. Domestic sales posted a 17.2% gain, and international sales improved 9.8%. Ethicon Endo-Surgery, Vistakon, LifeScan, Ortho Diagnostic Systems and Johnson & Johnson Orthopaedics led the segment with higher sales volume gains in the United States and abroad.

         In 1991, Professional segment sales increased 9.4% over 1990, to $4.07 billion. Domestic sales posted an 11.6% gain, and international sales improved 6.9%. Vistakon, Ethicon, LifeScan, Codman & Shurtleff and Johnson & Johnson Orthopaedics led the segment with higher sales volume gains in the United States and abroad.

Geographic Areas

The Company further categorizes its sales and operating profit by major geographic area as presented for the years 1993 and 1992:

                                                              Increase/(Decrease)
Sales                                                         -------------------
(Dollars in Millions)                1993           1992      Amount       Percent
- ---------------------               ------         -----      ------       -------
United States                     $  7,203         6,903       300          4.3%
Europe                               4,024         4,246      (222)        (5.2)
Western Hemisphere excluding
   U.S.                              1,325         1,206       119          9.9
Africa, Asia and Pacific             1,586         1,398       188         13.4
                                    ------        ------       ---

Worldwide total                   $ 14,138        13,753       385          2.8%
                                    ======        ======       ===

                                                                Percent of Sales
Operating Profit                                                ---------------
(Dollars in Millions)               1993           1992         1993       1992
- ---------------------               ------         -----        ----       ----
United States                     $  1,209         1,052        16.8%      15.2%
Europe                               1,036         1,125        25.7       26.5
Western Hemisphere excluding
  U.S.                                 156           132        11.8       10.9
Africa, Asia and Pacific               181           154        11.4       11.0
                                   -------        ------
Segments total                    $  2,582         2,463        18.3%      17.9%
                                   =======        ======

International sales and operating profit were unfavorably impacted by the translation of local currency operating results into U.S. dollars at lower average exchange rates in 1993 than in 1992. International sales and operating profit were favorably impacted by the translation of local currency operating results into U.S. dollars at higher average exchange rates in 1992 than in 1991.

         Operating profit reported above is before deduction of taxes on income and certain income and expense items not allocated to segments, such as interest expense, minority interests and general corporate income and expense.

          See page 41 for additional information on geographic areas.

Chart 8: Bar graph showing Sales by Geographic Area of Business for the years 1991 through 1993. See appendix for a complete description.

Chart 9: Bar graph showing Operating Profit by Geographic Area of Business for the years 1991 through 1993. See appendix for a complete description.

Description of Business

The Company, employing 81,600 people worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field in many countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

         The Company is organized on the principles of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations of the Company. In addition, three Executive Committee members are Chairmen of Sector Operating Committees, which are comprised of managers who represent key operations within the sector, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical, Professional and Diagnostic businesses. Operating management of each company is headed by a President, General Manager or Managing Director who reports directly or through a Company Group Chairman.

         In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 43 countries outside the United States and selling in most countries of the world.

         In all its product lines, the Company competes with companies both large and small, located in the U.S. and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development of new products and processes and the improvement of existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion and selling.

CONSOLIDATED BALANCE SHEET       Johnson & Johnson and Subsidiaries

At January 2, 1994 and January 3, 1993
- --------------------------------------
(Dollars in Millions) (Note 1)                                    1993         1992
- ------------------------------                                   ------       ------
Assets
- ------

Current assets
Cash and cash equivalents (Notes 1 and 17)                      $   372          745
Marketable securities, at cost (Note 17)                            104          133
Accounts receivable, trade, less
  allowances $170 (1992, $143)                                    2,107        1,855
Inventories (Notes 1 and 2)                                       1,717        1,742
Deferred taxes on income (Note 6)                                   399          327
Prepaid expenses and other receivables                              518          621
                                                                 ------       ------

Total current assets                                              5,217        5,423
                                                                 ------       ------

Marketable securities, non-current,
  at cost (Note 17)                                                 437          355
Property, plant and equipment, net
  (Notes 1 and 3)                                                 4,406        4,115
Intangible assets, net (Notes 1 and 4)                              925          716
Deferred taxes on income (Note 6)                                   484          506
Other assets                                                        773          769
                                                                 ------       ------

Total assets                                                    $12,242       11,884
                                                                 ======       ======

Liabilities and Stockholders' Equity
- ------------------------------------

Current liabilities
Loans and notes payable (Note 5)                                $   915        1,032
Accounts payable                                                    901          910
Accrued liabilities                                               1,283        1,302
Taxes on income                                                     113          183
                                                                 ------       ------

Total current liabilities                                         3,212        3,427
                                                                 ------       ------

Long-term debt (Note 5)                                           1,493        1,365
Deferred tax liability (Note 6)                                     122           91
Certificates of extra compensation (Note 11)                         91           94
Other liabilities                                                 1,756        1,736

Stockholders' equity
Preferred stock-without par value
  (authorized and unissued 2,000,000 shares)                          -            -
Common stock-par value $1.00 per share
  (authorized 1,080,000,000 shares; issued 767,372,000
   and 767,366,000 shares)                                          767          767
Note receivable from employee stock ownership
  plan (Note 14)                                                    (84)         (92)
Cumulative currency translation adjustments
  (Note 7)                                                         (338)        (146)
Retained earnings                                                 7,727        6,648
                                                                 ------       ------
                                                                  8,072        7,177
Less common stock held in treasury, at cost
  (124,391,000 and 111,970,000 shares)                            2,504        2,006
                                                                 ------       ------

Total stockholders' equity                                        5,568        5,171
                                                                 ------       ------

Total liabilities and stockholders' equity                      $12,242       11,884
                                                                 ======       ======

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF EARNINGS
                           Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)
 ------------------------------------------------------
                                                1993         1992          1991
                                               ------       ------        ------
Sales to customers                           $14,138       13,753         12,447
                                              ------       ------         ------

Cost of products sold                          4,791        4,678          4,204
Selling, marketing and administrative
  expenses                                     5,771        5,671          5,099
Research expense                               1,182        1,127            980
Interest income                                  (80)         (93)           (88)
Interest expense, net of portion
  capitalized (Note 3)                           126          124            129
Other expense, net                                16           39             85
                                              ------       ------         ------
                                              11,806       11,546         10,409
                                             -------       ------         ------
Earnings before provision for taxes
  on income and cumulative effect of
  accounting changes                           2,332        2,207          2,038
Provision for taxes on income (Note 6)           545          582            577
                                              ------       ------         ------
Earnings before cumulative effect of
  accounting changes                           1,787        1,625          1,461
Cumulative effect of accounting changes,
  net of tax (Notes 6, 15 and 16)                  -         (595)             -
                                              ------       ------         ------
Net earnings                                 $ 1,787        1,030          1,461
                                              ======       ======         ======
Net earnings per share (Note 1):
  Before cumulative effect of accounting
   changes                                   $  2.74         2.46           2.19
  Cumulative effect of accounting changes,
   net of tax (Notes 6, 15 and 16)                 -         (.90)             -
                                              ------       ------         ------
Net earnings per share                       $  2.74         1.56           2.19
                                              ======       ======         ======

CONSOLIDATED STATEMENT OF COMMON STOCK, RETAINED EARNINGS AND TREASURY STOCK

(Dollars in Millions; Shares in Thousands) (Notes 1 & 10)


                                            Common
                                            Stock                                 Treasury
                                            Issued                                 Stock
                                      ------------------     Retained       -------------------
                                  Shares      Amount         Earnings       Shares       Amount
                                  ------      ------         --------       ------       ------
Balance,
 December 30, 1990               767,354         $767          $5,480       101,201     $1,488
                                 =======          ===           =====       =======      =====

Net earnings                           -            -           1,461             -          -
Cash dividends paid
  (per share: $.77)                    -            -            (513)            -          -
Employee compensation and
  stock option plans                   -            -            (115)       (5,045)      (222)
Repurchase of common stock             -            -               -         4,869        222
Other                                  2            -               -             -          -
                                 -------          ---           -----       -------      -----

Balance,
 December 29, 1991               767,356          767           6,313       101,025      1,488
                                 =======          ===           =====       =======      =====

Net earnings                           -            -           1,030             -          -
Cash dividends paid
  (per share: $.89)                    -            -            (587)            -          -
Employee compensation and
  stock option plans                   -            -            (108)       (4,417)      (222)
Repurchase of common stock             -            -               -        15,362        740
Other                                 10            -               -             -          -
                                 -------          ---           -----       -------      -----

Balance,
 January 3, 1993                 767,366          767           6,648       111,970      2,006
                                 =======          ===           =====       =======      =====

Net earnings                           -            -           1,787             -          -
Cash dividends paid
  (per share: $1.01)                   -            -            (659)             -          -
Employee compensation and
  stock option plans                   -            -             (49)       (3,066)      (134)
Repurchase of common stock             -            -               -        15,487        632
Other                                  6            -               -             -          -
                                 -------          ---           -----       -------      -----

Balance,
 January 2, 1994                 767,372         $767          $7,727       124,391     $2,504
                                 =======          ===           =====       =======      =====

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
                                Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)                           1993         1992        1991
                                                       -------       -----      ------
Cash flows from operating activities
Net earnings                                           $ 1,787       1,030       1,461
Adjustments to reconcile net earnings
 to cash flows:
  Cumulative effect of accounting changes                    -         595           -
  Depreciation and amortization of property
   and intangibles                                         617         560         493
  Tax deferrals                                            (19)         (8)        (22)
  Changes in assets and liabilities, net
   of effects from acquisition of businesses:
    Increase in accounts receivable, trade,
     less allowances                                      (310)       (211)       (244)
    Increase in inventories                                (29)       (142)       (165)
    (Decrease) increase in accounts payable
     and accrued liabilities                                (3)        345         156
    Decrease (increase) in other current and
     non-current assets                                    102        (199)       (328)
    Increase in other current and non-current
     liabilities                                            23         179         324
                                                        ------      ------      ------

Net cash flows from operating activities                 2,168       2,149       1,675
                                                        ======      ======      ======

Cash flows from investing activities
Additions to property, plant and equipment                (975)     (1,103)       (987)
Proceeds from the disposal of assets                        66          91         257
Acquisition of businesses, net of cash
 acquired (Note 18)                                       (266)        (47)       (125)
Other, principally marketable securities                   (86)       (114)       (173)
                                                        ------      ------      ------

Net cash used by investing activities                   (1,261)     (1,173)     (1,028)
                                                        ======      ======      ======

Cash flows from financing activities
Dividends to stockholders                                 (659)       (587)       (513)
Repurchase of common stock                                (632)       (740)       (222)
Proceeds from short-term debt                              297         409         726
Retirement of short-term debt                             (336)       (237)     (1,125)
Proceeds from long-term debt                               511         560         473
Retirement of long-term debt                              (468)       (264)       (278)
Proceeds from the exercise of stock options                 43          74          66
                                                         -----      ------      ------

Net cash used by financing activities                   (1,244)       (785)       (873)
                                                        ======       =====       =====

Effect of exchange rate changes on cash
 and cash equivalents                                      (36)        (35)        (11)
                                                        ------       -----       -----

(Decrease) increase in cash and cash
 equivalents                                              (373)        156        (237)
Cash and cash equivalents, beginning of
 year (Note 1)                                             745         589         826
                                                       -------      ------      ------

Cash and cash equivalents, end of year
 (Note 1)                                              $   372         745         589
                                                       =======      ======      ======

Supplemental cash flow data
Cash paid during the year for:
  Interest, net of portion capitalized                 $   118         124         127
  Income taxes                                             665         561         629
Supplemental schedule of noncash investing
 and financing activities
Treasury stock issued for employee
 compensation and stock option plans, net
  of cash proceeds                                      $   95         163         182

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                Johnson & Johnson and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (determined principally by the first-in, first-out method) or market.

Depreciation of Property

The Company utilizes the straight-line method of depreciation for financial statement purposes for all additions to property, plant and equipment placed in service after January 1, 1989. Depreciation of property, plant and equipment for assets placed in service prior to January 1, 1989 is generally determined using an accelerated method.

Intangible Assets

The excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight-line basis over periods of 40 years or less. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At January 2, 1994 and January 3, 1993, the cumulative amount of undistributed international earnings was approximately $3.0 billion and $2.5 billion, respectively.

Net Earnings Per Share

Net earnings per share are calculated using the average number of shares outstanding during each year. Shares issuable under stock option and compensation plans would not materially reduce net earnings per share. All share and per share amounts have been restated to retroactively reflect prior year stock splits.

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as was the case in 1992, the fiscal year consists of 53 weeks.

2. Inventories

At the end of 1993 and 1992, inventories comprised:

(Dollars in Millions)              1993         1992
                                  -----        -----
Raw materials and supplies       $  448          415
Goods in process                    485          457
Finished goods                      784          870
                                  -----        -----
                                 $1,717        1,742
                                  =====        =====
3. Property, Plant and Equipment

At the end of 1993 and 1992, property, plant and equipment at cost and accumulated depreciation comprised:

(Dollars in Millions)                1993           1992
                                     ----           -----
Land and land improvements          $  276            262
Buildings and building equipment     2,389          2,226
Machinery and equipment              3,454          3,143
Construction in progress               664            672
                                     -----          -----
                                     6,783          6,303
Less accumulated depreciation        2,377          2,188
                                     -----          -----
                                    $4,406          4,115
                                     =====          =====

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1993, 1992 and 1991 was $48, $53 and $46 million, respectively.

         Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income.

4. Intangible Assets

At the end of 1993 and 1992, intangible assets, consisting primarily of patents and goodwill, comprised:

(Dollars in Millions)                   1993            1992
                                        ----            -----
Intangible assets                      $1,255           1,012
Less accumulated amortization             330             296
                                        -----           -----
                                       $  925             716
                                        =====           =====
5. Borrowings

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $2.4 billion, including $735 million of credit commitments with various worldwide banks, $460 million of which expire on December 9, 1994 and $275 million on December 31, 1995. Borrowings under the credit line agreements will bear interest based on either bids provided by the banks or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit rates, plus applicable margins. Commitment fees under the agreements are not material.

         In 1992, the Company filed a shelf registration with the Securities and Exchange Commission, and in combination with $100 million remaining from a prior shelf registration, initiated a second series of its Medium Term Note Program (MTN) for the issuance of up to $1,350 million of unsecured debt securities and warrants to purchase debt securities. During 1993 and 1992, $150 and $165 million of MTN's were issued, respectively. In addition, in 1993, the Company issued $250 million of 6.73% Debentures due 2023 from the shelf registration and $95.4 million equivalent of 8.82% Italian Lire Notes due 2003. The proceeds were used for general corporate purposes, including the refinancing of maturing debt issues. At January 2, 1994, the Company had $585 million remaining on its shelf registration.

         Short-term borrowings amounted to $915 million at the end of 1993. These borrowings are composed of $126 million of U.S. commercial paper, $101 million equivalent 7% Swiss Franc Notes due 1994, $240 million of MTN's and $448 million of local borrowings principally by international subsidiaries.

Long-term debt comprised:

(Dollars in Millions)                          1993     1992
- ---------------------                          ----     -----
8 1/2% Notes due 1995                        $  250       250
7.38% to 8.38% Medium Term Notes
  due 1993-8                                    250       350
6.73% Debentures due 2023                       250         -
8% Notes due 1998                               200       200
7 3/8% Notes due 2002                           198       198
9% European Currency Unit Notes
  due 1997(1)                                   167       181
Floating Rate Medium Term Notes
  due 1994                                      150       100
7% Swiss Franc Notes due 1994(1)                101       104
8.82% Italian Lire Notes due 2003(1)             89         -
Industrial Revenue Bonds                         81        86
4 1/2% Currency Indexed Notes
  due 1998(1)                                    73        73
10% European Currency Unit Notes
  due 1993(1)                                     -       121
12 7/8% Italian Lire Notes due 1993(1)            -        68
Other, principally international                 37        76
                                              -----     -----
                                              1,846     1,807
Less current portion                            353       442
                                              -----     -----
                                             $1,493     1,365
                                              =====     =====

(1) These debt issues include the effect of foreign currency movements in the principal amounts shown. These debt issues were converted to fixed or floating rate U.S. dollar liabilities via interest rate and currency swaps. Unrealized gains (losses) on the currency swaps are classified in the balance sheet as other assets (liabilities).

Interest rates on the Industrial Revenue Bonds vary from 3% to 7%, while rates on other long-term obligations vary from 4% to 20% according to local conditions.

Aggregate maturities of long-term obligations for each of the next five years commencing in 1994 are:

(Dollars in Millions)    1994      1995     1996     1997     1998
                         ----      ----     ----     ----     ----
                         $353       263      104      175      349

6. Income Taxes

The provision for taxes on income consist of:

(Dollars in Millions)                    1993      1992      1991
                                         ----      ----      ----
Currently payable:
   U.S. taxes on domestic income         $190       179       121
   U.S. taxes on international income      (1)      (14)       15
   International taxes                    345       403       440
   U.S. state and local taxes              30        22        23
                                         ----      ----      ----
                                          564       590       599
                                         ----      ----      ----
Deferred:
   U.S. taxes                             (26)      (29)      (21)
   International taxes                      7        21        (1)
                                         ----      ----      ----
                                          (19)       (8)      (22)
                                         ----      ----      ----
                                         $545       582       577
                                         ====      ====      ====

Deferred taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes and relate primarily to employee benefits, depreciation and other valuation allowances.

         Effective December 30, 1991, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of $35 million, or $.05 per share, is reported as a one-time charge in the 1992 Consolidated Statement of Earnings. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. The standard requires a change from the deferred to the liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

         Temporary differences and carryforwards for 1993 are as follows:

                                                 Deferred Tax
                                             --------------------
(Dollars in Millions)                        Asset      Liability
- ---------------------                        -----      ---------
Postretirement benefits                     $  248           -
Postemployment benefits                        108           -
Employee benefit plans                         120          20
Depreciation                                     -         151
Alternative minimum tax credits                 99           -
International R&D capitalized for tax           63           -
Reserves & liabilities                         192           -
Income reported for tax purposes                95           -
Miscellaneous international                     11         116
Miscellaneous U.S.                             170          58
                                             -----       -----

Total deferred income taxes                 $1,106         345
                                             =====       =====

A comparison of income tax expense at the federal statutory rate of 35% in 1993 and 34% in 1992 and 1991 to the Company's provision for taxes on income is as follows:

(Dollars in Millions)               1993      1992    1991
                                    ----     -----   -----
Earnings before taxes on income:
U.S.                               $1,006      863     797
International                       1,326    1,344   1,241
                                    -----    -----   -----
Worldwide                          $2,332    2,207   2,038
                                    =====    =====   =====
Statutory taxes                    $  816      750     693
Puerto Rico operations               (170)    (159)   (158)
Research tax credits                  (17)      (7)    (18)
Domestic state and local               18       15      15
International subsidiaries           (113)     (37)     32
All other                              11       20      13
                                    -----     ----    ----
Provision for taxes on income      $  545      582     577
                                    =====     ====    ====
Effective tax rate                   23.4%    26.4%   28.3%

The reduction in the 1993 worldwide effective tax rate was primarily due to a lower international effective tax rate resulting from a greater proportion of taxable income derived from lower tax rate countries. The effective tax rate was also favorably impacted by the Omnibus Budget Reconciliation Act of 1993, which extended the research tax credit retroactively from July 1992.

         For 1993, the Company has subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will gradually reduce the benefit the Company receives from its operations in Puerto Rico by 60% over the next five years. This legislation will have an unfavorable impact on the Company's effective tax rate of 2 to 3 percentage points.

7. Foreign Currency Translation

For translation of its international currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

         In consolidating international subsidiaries, balance sheet currency effects are recorded as a separate component of stockholders' equity. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies, principally Brazil, which are reflected in operating results. These translation adjustments do not exist in terms of functional cash flows; such adjustments are not reported as part of operating results since realization is remote unless the international businesses were sold or liquidated.

         An analysis of the changes during 1993 and 1992 in the separate component of stockholders' equity for cumulative currency translation adjustments follows:

(Dollars in Millions)                   1993        1992
- ---------------------                  -----        ----
Beginning of year                      $(146)        134
Translation adjustments                 (192)       (280)
                                       -----        ----
End of year                            $(338)       (146)
                                       =====        ====


Net currency transaction and translation gains and losses included in other expense were after-tax losses (gains) of $5, $(12) and $62 million in 1993, 1992 and 1991, respectively, incurred principally in Latin America.

8. International Subsidiaries

The following amounts are included in the consolidated financial statements for international subsidiaries:

(Dollars in Millions)                   1993        1992
- ---------------------                 ------       -----
Current assets                        $3,049       3,072
Current liabilities                    1,693       1,576
Net property, plant and equipment      1,619       1,566
Parent company equity in net assets    3,563       3,051
Excess of parent company equity
  over investments                     3,093       2,588

International sales to customers were $6,935, $6,850 and $6,199 million for 1993, 1992 and 1991, respectively.

9.  Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $254 million in 1993, $259 million in 1992 and $239 million in 1991.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at January 2, 1994 are:

                                                           After
(Dollars in Millions)   1994   1995   1996   1997   1998   1998   Total
- ---------------------   ----   ----   ----   ----   ----   ----   -----
                         $92    79     61     41     29     54     356

Commitments under capital leases are not significant.

10. Common Stock, Stock Option Plans and Stock Compensation Agreements

The Company has stock option plans which provide for the granting of options to certain officers and employees to purchase shares of its common stock within prescribed periods at prices equal to the fair market value on the date of grant. Share activity during 1993 and 1992 under the Company's stock option plans is summarized below:

(Shares in Thousands, Price Per Share)             1993       1992
- --------------------------------------           --------   --------
Held at beginning of year by 3,002 employees
  (1992-2,810)                                     26,986     28,912
Granted to 2,578 employees (1992-1,056)            11,272      2,737
                                                 --------   --------
                                                   38,258     31,649
Exercised (1991-4,318)                             (2,182)    (3,928)
Cancelled or expired                               (1,081)      (735)
                                                 --------   --------
Held at end of year by 3,304 employees
  (1992-3,002)                                     34,995     26,986
                                                 ========   ========
Shares exercisable, end of year (1991-11,768)      13,880     11,947
                                                 ========   ========
Shares available for future grants, end of year
  (1991-22,324)                                     8,883     19,693
                                                 ========   ========
Price range of options exercised
  (1991-$1.76 to $28.94)                         $8.85 to    7.39 to
                                                 $  35.66      35.66
                                                 ========   ========
Price range of options held, end of year         $8.85 to    8.85 to
                                                 $  57.75      57.75
                                                 ========   ========

At year-end, the Company was obligated to deliver, over a period of not more than two years, 298 thousand shares of common stock (1992-699) in performance of outstanding stock compensation agreements with 6,930 employees (1992-7,508).

11. Certificates of Extra Compensation

The Company has a deferred compensation program for senior management and other key personnel. The value of units awarded under the program is related to the net asset value of the Company and historical earning power of its common stock. Amounts earned under the program are payable only after employment with the Company has ended.

12. Segments of Business and Geographic Areas

See page 41 for information on segments of business and geographic areas.

13. Retirement and Pension Plans

The Company has various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. Total pension expense related to these plans amounted to $71 million in 1993, $80 million in 1992, and $69 million in 1991.

         Plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service.

Domestic Pension Plans

The Company's objective in funding its domestic plans is to accumulate funds sufficient to provide for all accrued benefits. Net pension expense for the domestic defined benefit plans for 1993, 1992 and 1991 included the following components:

(Dollars in Millions)                             1993  1992  1991
- ---------------------                            -----  ----  ----
Service cost-benefits earned during period       $  59    60    54
Interest cost on projected benefit obligations     114   107    95
Investment gain on plan assets                    (201)  (95) (358)
Net amortization and deferral                       55   (36)  242
                                                 -----   ---  ----
Net periodic pension cost                        $  27    36    33
                                                 =====   ===  ====

The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1993 and 1992 for the Company's domestic plans:

(Dollars in Millions)                                   1993    1992
- ---------------------                                 ------   -----
Plan assets at fair value, primarily stocks and
   bonds                                              $1,659   1,519
                                                      ------   -----
Actuarial present value of benefit obligations:
   Vested benefits                                     1,313   1,032
   Nonvested benefits                                     20      17
                                                      ------   -----
Accumulated benefit obligation                         1,333   1,049
Effect of projected future salary increases              349     317
                                                      ------   -----
Projected benefit obligation                           1,682   1,366
                                                      ------   -----
(Under) overfunded                                       (23)    153
                                                      ------   -----
Unrecognized prior service costs                         132      53
Unrecognized net gain                                   (298)   (321)
Unamortized net transition assets                        (30)    (35)
Voluntary supplemental benefits liability                (16)     (6)
                                                      ------   -----
Net pension liability included in the balance sheet   $ (235)   (156)
                                                      ======   =====

The domestic pension data includes unrecognized prior service cost of $11 million in 1993 and $6 million in 1992 and a net pension liability of $12 million in 1993 and $6 million in 1992, related to unfunded supplemental pension benefits.

         Assumptions used to develop domestic net periodic pension expense and the actuarial present value of projected benefit obligations were as follows:

Domestic Pension Plans                             1993    1992    1991
- ----------------------                             ----    ----    ----
Expected long-term rate of return on plan assets   9.0%    9.5%    9.5%
Weighted average discount rate                     7.5     8.5     8.5
Rate of increase in compensation levels            5.5     7.0     7.0

International Pension Plans

International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided. Net pension expense for international defined benefit plans for 1993, 1992 and 1991 included the following components:

(Dollars in Millions)                             1993   1992   1991
- ---------------------                            -----   ----   ----
Service cost-benefits earned during period       $  50     50     46
Interest cost on projected benefit obligations      54     56     52
Investment gain on plan assets                    (149)   (68)  (114)
Net amortization and deferral                       94      5     52
Curtailment gains                                   (5)     -      -
                                                 -----   ----   ----
Net periodic pension cost                        $  44     43     36
                                                 =====   ====   ====

In certain countries, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has pension plans which are underfunded. The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1993 and 1992 for the Company's international plans:

                                        Year-end 1993    Year-end 1992
                                       --------------   --------------
                                        Over-  Under-    Over-  Under-
(Dollars in Millions)                  funded  funded   funded  funded
- ---------------------                  ------  ------   ------  ------
Plan assets at fair value, primarily
 stocks and bonds                       $719      38      618      31
                                        ----    ----     ----    ----
Actuarial present value of benefit
 obligations:
    Vested benefits                      435     142      371     131
    Nonvested benefits                     7      32        5      37
                                        ----    ----     ----    ----
Accumulated benefit obligation           442     174      376     168
Effect of projected future salary
 increases                               153      63      141      59
                                        ----    ----     ----    ----
Projected benefit obligation             595     237      517     227
                                        ----    ----     ----    ----
Funded status                            124    (199)     101    (196)
                                        ----    ----     ----    ----
Unrecognized prior service cost           22       3       18       3
Unrecognized net loss (gain)              14      (1)      70      (9)
Additional minimum liability               -      (4)       -      (2)
Unamortized net transition (assets)
 liabilities                             (92)     21     (105)     27
                                        ----    ----     ----    ----
Net pension asset (liability) included
 in the balance sheet                   $ 68    (180)      84    (177)
                                        ====    ====     ====    ====

The following table provides the range of assumptions, which are based on the economic environment of each applicable country, used to develop international net periodic pension expense and the actuarial present value of projected benefit obligations for international plans:

International Pension Plans               1993          1992         1991
- ---------------------------              -------      --------     --------
Expected long-term rate of return
on plan assets                           5.0-9.5%     5.0-11.0%    5.0-11.0%
Weighted average discount rates          4.5-9.5      5.0-11.0     5.0-11.0
Rate of increase in compensation
 levels                                  3.0-6.5      3.5-8. 0     3.5- 8.0

14. Savings Plan

The Company has a voluntary 401(k) savings plan designed to enhance the existing retirement program covering eligible domestic employees. The Company matches 75% of each employee's contributions, up to a maximum of 6% of base salary.

         One-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of stockholders' equity.

         Company contributions to the savings plan were $42 million in 1993, $40 million in 1992 and $34 million in 1991.

15. Other Postretirement Benefits

The Company provides postretirement health care and other benefits to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

         Effective December 30, 1991, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires accrual accounting for these benefits rather than accounting for them on a cash basis. Upon adoption, the Company elected to record the accumulated obligation of $549 million pretax ($340 million after-tax or $.52 per share) as a one-time charge against earnings in the form of a cumulative effect of an accounting change.

         The net periodic postretirement benefit costs for domestic retirees amounted to $70 million in 1993 and $64 million in 1992 and included the following components:

(Dollars in Millions)                                  1993   1992
- ---------------------                                 -----   ----
Service cost-benefits earned during the current year  $  18     19
Interest cost on accumulated postretirement benefit
 obligation                                              57     49
Expected return on plan assets                           (4)    (4)
Net amortization and deferral                            (1)     -
                                                      -----     --
Net periodic postretirement benefit cost              $  70     64
                                                      =====     ==

The plans' status as of year-end 1993 and 1992 was as follows:

                                                       Year-End
                                                     ------------
(Dollars in Millions)                                 1993   1992
- ---------------------                                -----   ----
Accumulated postretirement benefit obligation:
   Retirees                                          $ 320    298
   Fully eligible active participants                  148    158
   Other active participants                           164    182
                                                     -----  -----
Accumulated postretirement benefit obligation          632    638
Life insurance plan assets at fair value                39     44
                                                     -----  -----
Accumulated postretirement benefit obligation in
   excess of plans' assets                             593    594
                                                     -----  -----
Unrecognized net gain                                   37      -
Unrecognized prior service cost                         12      -
                                                     -----  -----
Accrued postretirement benefit cost                  $ 642    594
                                                     -----  -----

The postretirement benefit obligation was determined by application of the terms of the various plans, together with relevant actuarial assumptions. Health care cost trends are projected at annual rates grading from 13% for employees under age 65 and 9% for employees over age 65 down to 5% for both groups by the year 2006 and beyond. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at year-end by $89 million and the service and interest cost components of the net periodic postretirement benefit cost for 1993 by a total of $9 million.

         Assumptions used to develop net periodic postretirement benefit cost and the actuarial present value of projected postretirement benefit obligations were as follows:

(Dollars in Millions)                            1993      1992
- ---------------------                            ----      ----
Expected long-term rate of return on
 plan assets                                      9.0%      9.5%
Weighted average discount rate                    7.5       8.5
Rate of increase in compensation levels           5.5       7.0

16. Other Postemployment Benefits

The Company provides certain other postemployment benefits to qualified former or inactive employees. The Company does not fund these benefits and has the right to modify these plans in the future.

         Effective December 30, 1991, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 112 "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires accrual accounting for these benefits rather than the cash method of accounting. Upon adoption, the Company elected to record the accumulated obligation of $343 million ($220 million after-tax or $.33 per share) as a one-time charge against earnings in the form of a cumulative effect of an accounting change.

17. Financial Instruments

Off-Balance Sheet Risk

The Company enters into contracts to hedge interest rate and currency risk. These contracts are used to minimize exposure and to reduce risk from exchange rate and interest rate fluctuations in the regular course of the Company's global business. Gains, unrealized non-permanent losses, premiums and discounts are deferred and included in the cost of related transactions.

         As of January 2, 1994, the Company had approximately $2.6 billion of currency contracts outstanding in various currencies, principally U.S. Dollars, Japanese Yen and European currencies. The Company also has interest rate contracts on a notional principal amount of approximately $460 million. These contracts generally mature within twelve months.

         In addition, interest rate and currency swap agreements which hedge third party debt issues are described in Note 5. Interest expense under these agreements, and the respective debt instruments that they hedge, are recorded at the net effective interest rate of the hedged transactions. Unrealized currency gains (losses) on currency swaps are not included in the basis of the related debt transactions which such swaps hedge and are classified in the balance sheet as other assets (liabilities).

         The Company has a policy of only entering into interest rate and currency contracts with parties that have at least an "A" (or equivalent) credit rating. Cash flows from hedging instruments are classified consistent with the item being hedged.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with major banks throughout the world and other high quality short-term liquid money market instruments (commercial paper, government and government agency notes and bills, etc.). The Company has a policy of making investments only with institutions that have at least an "A" (or equivalent) credit rating. The investments generally mature within six months. The Company has not incurred losses related to these investments.

         The Company sells a broad range of products in the health care field in most countries of the world. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

Disclosures about Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of current and non-current marketable securities, long-term debt and foreign interest rate and currency swap agreements (used to hedge third party debt issues) were estimated based on quotes obtained from brokers for those or similar instruments. The fair value of foreign interest rate and currency contracts (used for hedging purposes) and long-term investments were estimated based on quoted market prices at year-end.

         The estimated fair value of the Company's financial instruments are as follows:

                                          1993               1992
                                    ----------------   ----------------
                                    Carrying   Fair    Carrying   Fair
(Dollars in Millions)                Amount    Value    Amount    Value
- --------------------                --------   -----   --------   -----
Cash and cash equivalents            $  372      372       745      745
Marketable securities - current         104      109       133      134
Marketable securities - non-current     437      440       355      361
Long-term investments                    41      103        48       75
Long-term debt and related interest
 rate and currency swap agreements    1,846    1,937     1,807    1,850
Foreign currency and interest rate
 contracts receivable, net                -       57         -       40

18. Acquisitions and Divestitures

During 1993 and 1992, certain businesses were acquired for $266 million and $47 million, respectively, and accounted for under the purchase method.

         The 1993 acquisitions include the purchase of the RoC S.A. group of companies in Europe, which market hypo-allergenic skin, body and beauty care products worldwide under the RoC, KEFRANE and KEOPS trademarks from LVMH, Inc. and the ORTHOXICOL line of cough and cold products from Upjohn in Australia.

         The 1992 acquisitions include the purchase of the SAVLON antiseptic business from ICI Industries PLC, the STERION sterilization container system from Monarch Inc. and the PLAX dental rinse business in Japan from Colgate Palmolive Company.

         The results of operations of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the results of these businesses been included commencing with operations in 1991, the reported results would not have been materially affected.

         In 1993, the Company completed the sale of the Sterile Design division of Johnson & Johnson Medical, Inc. and the CHUX disposable wiping cloth business in Australia and New Zealand.

         In December 1992, the Company completed the sale of selected professional dental products DISPERSALLOY, UNISON, DELTON, NUPRO and dental composites. The after-tax gain was reinvested in restructuring certain base businesses.

19. Pending Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases for injuries occurring on or before December 31, 1985, it will be substantially covered by insurance.

         Due to the general unavailability of traditional liability insurance, including product liability insurance, the Company is substantially uninsured for injuries occurring on or after January 1, 1986. The Company has a self-insurance program which provides reserves for such injuries based on claims experience.

         The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

         The Company believes that the above proceedings in the aggregate will not have a material adverse effect on its operations or financial position.

20 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 1993 and 1992 is summarized below:

                                                   1993
                                  --------------------------------------
(Dollars in Millions               First     Second     Third    Fourth
Except Per Share Figures)         Quarter    Quarter    Quarter  Quarter
- -------------------------         -------    -------    -------  -------
Segment sales to customers
Consumer                          $ 1,277     1,184      1,215    1,148
Pharmaceutical                      1,112     1,119      1,111    1,148
Professional                        1,171     1,238      1,180    1,235
                                  -------    ------     ------   ------
Total sales                         3,560     3,541      3,506    3,531
                                  =======    =======    ======   ======

Gross margin                        2,397     2,393      2,318    2,239
Earnings before provision for
 taxes on income and cumulative
 effect of accounting changes         700       670        582      380
Earnings before cumulative
 effect of accounting changes         503       495        454      335
Net earnings (loss) (1)           $   503       495        454      335

Net earnings (loss) per share:
 Before cumulative effect of
  accounting changes              $   .77       .75        .70      .52
 Net earnings (loss) (1)          $   .77       .75        .70      .52


                                                   1992
                                  --------------------------------------
(Dollars in Millions              First(2)  Second(2)  Third(2)  Fourth
Except Per Share Figures)         Quarter    Quarter   Quarter   Quarter
- -------------------------         -------    -------   -------   -------
Segment sales to customers
Consumer                          $ 1,232     1,165      1,239    1,144
Pharmaceutical                      1,031     1,083      1,093    1,133
Professional                        1,094     1,165      1,148    1,226
                                  -------    ------     ------   ------
Total sales                         3,357     3,413      3,480    3,503
                                  =======    ======     ======   ======

Gross margin                        2,230     2,294      2,282    2,269
Earnings before provision for
 taxes on income and cumulative
 effect of accounting changes         644       636        568      359
Earnings before cumulative
 effect of accounting changes         452       452        414      307
Net earnings (loss) (1)           $  (143)      452        414      307

Net earnings (loss) per share:
 Before cumulative effect of
  accounting changes              $   .68       .68        .63      .47
 Net earnings (loss) (1)          $  (.22)      .68        .63      .47

(1) First quarter 1992 results reflect a one-time after-tax charge of $595 million, or $.90 a share, due to the Company's adoption of accounting changes for postretirement benefits, postemployment benefits and income taxes.

(2) First, second and third quarter results have been restated to include the incremental charges attributable to the accounting changes of $12, $12 and $11 million, respectively.

Report of Management

The management of Johnson & Johnson is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based on our best judgements with due consideration given to materiality. The financial statements are consistent in all material respects with standards issued to date by the International Accounting Standards Committee.

         Management maintains a system of internal accounting controls monitored by a corporate staff of professionally trained internal auditors who travel worldwide. This system is designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. While the Company is organized on the principles of decentralized management, appropriate control measures are also evidenced by well-defined organizational responsibilities, management selection, development and evaluation processes, communicative techniques, financial planning and reporting systems and formalized procedures.

         It has always been the policy and practice of the Company to conduct its affairs ethically and in a socially responsible manner. This responsibility is characterized and reflected in the Company's Credo and Policy on Business Conduct which are distributed throughout the Company. Management maintains a systematic program to ensure compliance with these policies.

         Coopers & Lybrand, independent auditors, is engaged to audit our financial statements. Coopers & Lybrand obtains and maintains an understanding of our internal control structure and conducts such tests and other auditing procedures considered necessary in the circumstances to express the opinion in the report that follows.

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management and internal auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors, the General Counsel and the Vice President, Internal Audit are free to meet with the Audit Committee without the presence of management to discuss the results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

Ralph S. Larsen                                     Clark H.Johnson
Chairman, Board of Directors                        Vice President, Finance
and Chief Executive Officer                         and Chief Financial Officer

Independent Auditor's Report

To the Stockholders and Board of Directors of Johnson & Johnson:

We have audited the consolidated balance sheets of Johnson & Johnson and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statement of earnings, consolidated statement of common stock, retained earnings and treasury stock, and consolidated statement of cash flows for each of the three years in the period ended January 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson & Johnson and subsidiaries as of January 2, 1994 and January 3, 1993, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 1994, in conformity with generally accepted accounting principles.

         As discussed in Notes 6, 15 and 16 to the consolidated financial statements, effective December 30, 1991 the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

Coopers & Lybrand

New York, New York
January 31, 1994

Segments of Business (1)               Johnson & Johnson and Subsidiaries

                                                           Sales to Customers(2)
                                                ------------------------------------------
(Dollars in Millions)                                1993          1992          1991
- --------------------                                -------       ------        ------
Consumer-Domestic                                   $ 2,631        2,608         2,460
         International                                2,193        2,172         2,124
                                                     ------       ------        ------
         Total                                        4,824        4,780         4,584
                                                     ------       ------        ------
Pharmaceutical-Domestic                               1,775        1,652         1,532
               International                          2,715        2,688         2,263
                                                     ------       ------        ------
               Total                                  4,490        4,340         3,795
                                                     ------       ------        ------
Professional-Domestic                                 2,797        2,643         2,256
             International                            2,027        1,990         1,812
                                                     ------       ------        ------
             Total                                    4,824        4,633         4,068
                                                     ------       ------        ------
Worldwide total                                     $14,138       13,753        12,447
                                                     ======       ======        ======

                                                             Operating Profit                  Identifiable Assets(4)
                                                      -------------------------------      -------------------------------
(Dollars in Millions)                                  1993          1992        1991       1993        1992         1991
- ---------------------                                 -------       -----       -----      -----       ------       ------
Consumer                                              $   521         501         454       3,452       3,359        3,135
Pharmaceutical                                          1,406       1,364       1,201       3,815       3,733        3,277
Professional                                              655         598         562       4,365       4,216        3,730
                                                        -----      ------      ------      ------      ------       ------
Segments total                                          2,582       2,463       2,217      11,632      11,308       10,142
Expenses not allocated to
  segments(3)                                           (250)       (256)       (179)
General corporate                                                                             610         576          371
                                                       ------      ------      ------      ------      ------       ------
Worldwide total                                       $ 2,332       2,207       2,038      12,242      11,884       10,513
                                                       ======      ======      ======      ======      ======       ======

                                                              Additions to Property,                       Depreciation and
                                                                Plant & Equipment                             Amortization
                                                        -----------------------------------          -------------------------------
(Dollars in Millions)                                    1993          1992           1991            1993        1992         1991
- ---------------------                                   ------        ------         ------          ------      ------       ------
Consumer                                                $   260         273          281             205         191          168
Pharmaceutical                                              313         317          317             159         151          126
Professional                                                368         462          358             221         191          173
                                                         ------      ------       ------          ------      ------       ------
Segments total                                              941       1,052          956             585         533          467
General corporate                                            34          51           31              32          27           26
                                                         ------      ------       ------          ------      ------       ------
Worldwide total                                         $   975       1,103          987             617         560          493
                                                         ======      ======       ======          ======      ======       ======

Geographic Areas

                                        Sales to Customers(2)                 Operating Profit         Identifiable Assets(4)
                                     ----------------------------       --------------------------  -----------------------------
(Dollars in Millions)                 1993        1992      1991         1993     1992       1991     1993      1992       1991
- ---------------------                -------     ------    ------       ------   ------     ------   ------    ------     -------
United States                        $ 7,203      6,903     6,248       1,209    1,052      1,022     6,252     6,102       5,273
Europe                                 4,024      4,246     3,750       1,036    1,125        934     3,625     3,430       3,231
Western Hemisphere
 excluding U.S.                        1,325      1,206     1,239         156      132        117       742       805         774
Africa, Asia and
 Pacific                               1,586      1,398     1,210         181      154        144     1,013       971         864
                                      ------     ------    ------      ------   ------     ------    ------    ------      ------
Segments total                        14,138     13,753    12,447       2,582    2,463      2,217    11,632    11,308      10,142
Expenses not allocated
 to segments(3)                                                         (250)    (256)      (179)
General corporate                                                                                       610       576         371
                                      ------     ------    ------      ------   ------     ------    ------    ------      ------
Worldwide total                      $14,138     13,753    12,447       2,332    2,207      2,038    12,242    11,884      10,513
                                      ======     ======    ======      ======   ======     ======    ======    ======     =======

(1) See Management's Discussion and Analysis, pages 26 to 28, for a description of the segments in which the Company does business.
(2) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.
(3) Expenses not allocated to segments include interest expense, minority interests and general corporate income and expense.
(4) Certain prior year amounts have been reclassified to conform with current year presentation.

    Summary of Operations and Statistical Data 1983-1993      Johnson & Johnson
                                                              and Subsidiaries

    (Dollars in Millions Except Per Share Figures)    1993      1992      1991
    ----------------------------------------------  -------    ------    ------
    Sales to customers - Domestic                   $ 7,203     6,903     6,248
    Sales to customers - International                6,935     6,850     6,199
                                                     ------    ------    ------
    Total sales                                      14,138    13,753    12,447
                                                     ------    ------    ------

    Cost of products sold                             4,791     4,678     4,204
    Selling, marketing and administrative expenses    5,771     5,671     5,099
    Research expense                                  1,182     1,127       980
    Permanent impairment of certain assets and
        operations in Latin America                       -         -         -
    Redirection charges                                   -         -         -
    Interest income                                     (80)      (93)      (88)
    Interest expense, net of portion capitalized        126       124       129
    Other expense (income), net                          16        39        85
                                                     ------    ------    ------
                                                     11,806    11,546    10,409
                                                     ------    ------    ------
    Earnings before provision for taxes on income     2,332     2,207     2,038
    Provision for taxes on income                       545       582       577
                                                     ------    ------    ------
    Earnings before
        cumulative effect of accounting changes       1,787     1,625     1,461
    Cumulative effect of accounting changes
        (net of tax)                                      -      (595)        -
                                                     ------    ------    ------
    Net earnings                                    $ 1,787     1,030     1,461
                                                     ------    ------    ------

    Percent of sales to customers                      12.6       7.5(1)   11.7
    Net earnings per share of common stock          $  2.74      1.56      2.19

    Percent return on average stockholders' equity     33.3      19.1(1)   27.8

    Percent increase (decrease) over previous year:
    Sales to customers                                  2.8      10.5      10.8
    Net earnings per share                             75.6(1)  (28.8)(1)  27.3(2)

    Supplementary expense data:
    Cost of materials and services(5)               $ 7,033     6,857     6,329
    Total employment costs                            4,066     4,044     3,507
    Depreciation and amortization                       617       560       493
    Maintenance and repairs(6)                          202       210       203
    Total tax expense(7)                                968     1,000       966
    Total tax expense per share(7)                     1.49      1.52      1.45

    Supplementary balance sheet data:
    Property, plant and equipment, net              $ 4,406     4,115     3,667
    Additions to property, plant and equipment          975     1,103       987
    Total assets                                     12,242    11,884    10,513
    Long-term debt                                    1,493     1,365     1,301

    Common stock information:
    Dividends paid per share                        $  1.01       .89       .77
    Stockholders' equity per share                  $  8.66      7.89      8.44
    Market price per share (year-end close)         $44 7/8    50 1/2    57 1/4
    Average shares outstanding (millions)             651.7     659.9     666.1
    Stockholders of record (thousands)                 96.1      84.1      69.9

    Employees (thousands)                              81.6      84.9      82.7

    (Dollars in Millions Except Per Share Figures)       1990       1989       1988
    ----------------------------------------------     ---------   -------    ------
    Sales to customers - Domestic                      $   5,427     4,881     4,576
    Sales to customers - International                     5,805     4,876     4,424
                                                          ------    ------    ------
    Total sales                                           11,232     9,757     9,000
                                                          ------    ------    ------

    Cost of products sold                                  3,937     3,480     3,292
    Selling, marketing and administrative expenses         4,469     3,897     3,630
    Research expense                                         834       719       674
    Permanent impairment of certain assets and
        operations in Latin America                          104         -         -
    Redirection charges                                        -         -         -
    Interest income                                          (98)      (87)      (72)
    Interest expense, net of portion capitalized             201(4)    141       104
    Other expense (income), net                              162        93       (24)
                                                          ------    ------    ------
                                                           9,609     8,243     7,604
                                                          ------    ------    ------
    Earnings before provision for taxes on income          1,623     1,514     1,396
    Provision for taxes on income                            480       432       422
                                                          ------    ------    ------
    Earnings before
        cumulative effect of accounting changes            1,143     1,082       974
    Cumulative effect of accounting changes
        (net of tax)                                           -         -         -
                                                          ------    ------    ------
    Net earnings                                       $   1,143     1,082       974
                                                          ------    ------    ------

    Percent of sales to customers                           10.2(2)   11.1      10.8
    Net earnings per share of common stock             $    1.72      1.62      1.43

    Percent return on average stockholders' equity          25.3(2)   28.3      27.9

    Percent increase (decrease) over previous year:
    Sales to customers                                      15.1       8.4      12.3
    Net earnings per share                                   6.2(2)   13.3      18.2

    Supplementary expense data:
    Cost of materials and services(5)                  $   5,728     4,908     4,528
    Total employment costs                                 3,195     2,871     2,639
    Depreciation and amortization                            474       414       391
    Maintenance and repairs(6)                               185       193       191
    Total tax expense(7)                                     825       708       678
    Total tax expense per share(7)                          1.24      1.06      1.00

    Supplementary balance sheet data:
    Property, plant and equipment, net                 $   3,247     2,846     2,493
    Additions to property, plant and equipment               830       750       664
    Total assets                                           9,506     7,919     7,119
    Long-term debt                                         1,316     1,170     1,166

    Common stock information:
    Dividends paid per share                           $     .66       .56       .48
    Stockholders' equity per share                     $    7.36      6.23      5.26
    Market price per share (year-end close)            $  35 7/8    29 5/8    21 1/4
    Average shares outstanding (millions)                  666.1     666.2     681.2
    Stockholders of record (thousands)                      64.6      60.5      54.5

    Employees (thousands)                                   82.2      83.1      81.3

    (Dollars in Millions Except Per Share Figures)        1987       1986      1985
    ----------------------------------------------     ---------    ------    ------
    Sales to customers - Domestic                      $   4,167     3,972     3,990
    Sales to customers - International                     3,845     3,031     2,431
                                                          ------    ------    ------
    Total sales                                            8,012     7,003     6,421
                                                          ------    ------    ------

    Cost of products sold                                  2,958     2,632     2,592
    Selling, marketing and administrative expenses         3,228     2,868     2,516
    Research expense                                         617       521       471
    Permanent impairment of certain assets and
        operations in Latin America                            -         -         -
    Redirection charges                                        -       540         -
    Interest income                                          (95)     (100)     (107)
    Interest expense, net of portion capitalized             116        66        46
    Other expense (income), net                               (5)       85         4
                                                          ------    ------    ------
                                                           6,819     6,612     5,522
                                                          ------    ------    ------
    Earnings before provision for taxes on income          1,193       391       899
    Provision for taxes on income                            360        61       285
                                                          ------    ------    ------
    Earnings before
        cumulative effect of accounting changes              833       330       614
    Cumulative effect of accounting changes
        (net of tax)                                           -         -         -
                                                          ------    ------    ------
    Net earnings                                       $     833       330       614
                                                          ------    ------    ------

    Percent of sales to customers                           10.4       4.7(3)    9.6
    Net earnings per share of common stock             $    1.21       .46       .84

    Percent return on average stockholders' equity          26.4      10.7(3)   19.5

    Percent increase (decrease) over previous year:
    Sales to customers                                      14.4       9.1       4.8
    Net earnings per share                                     -(3)  (45.2)(3)  21.7

    Supplementary expense data:
    Cost of materials and services(5)                  $   4,030     3,642     3,274
    Total employment costs                                 2,388     2,091     1,941
    Depreciation and amortization                            356       291       262
    Maintenance and repairs(6)                               180       170       133
    Total tax expense(7)                                     591       284       466
    Total tax expense per share(7)                           .86       .40       .64

    Supplementary balance sheet data:
    Property, plant and equipment, net                 $   2,250     1,916     1,840
    Additions to property, plant and equipment               515       446       366
    Total assets                                           6,546     5,877     5,095
    Long-term debt                                           733       242       185

    Common stock information:
    Dividends paid per share                           $     .40       .34       .32
    Stockholders' equity per share                     $    5.06      4.09      4.58
    Market price per share (year-end close)            $  18 3/4    16 7/8    13 1/8
    Average shares outstanding (millions)                  690.3     713.6     731.5
    Stockholders of record (thousands)                      51.2      52.1      53.5

    Employees (thousands)                                   78.2      77.1      74.9

    (Dollars in Millions Except Per Share Figures)        1984       1983
    ----------------------------------------------     ---------    ------
    Sales to customers - Domestic                      $   3,736     3,611
    Sales to customers - International                     2,389     2,362
                                                           -----     -----
    Total sales                                            6,125     5,973
                                                           -----     -----

    Cost of products sold                                  2,485     2,469
    Selling, marketing and administrative expenses         2,488     2,353
    Research expense                                         421       405
    Permanent impairment of certain assets and
        operations in Latin America                            -         -
    Redirection charges                                        -         -
    Interest income                                          (84)      (83)
    Interest expense, net of portion capitalized              51        51
    Other expense (income), net                                9        54
                                                           -----     -----
                                                           5,370     5,249
                                                           -----     -----
    Earnings before provision for taxes on income            755       724
    Provision for taxes on income                            240       235
                                                           -----     -----
    Earnings before
        cumulative effect of accounting changes              515       489
    Cumulative effect of accounting changes
        (net of tax)                                           -         -
                                                           -----     -----
    Net earnings                                       $     515       489
                                                           -----     -----

    Percent of sales to customers                            8.4       8.2
    Net earnings per share of common stock             $     .69       .64

    Percent return on average stockholders' equity          17.3      16.8

    Percent increase (decrease) over previous year:
    Sales to customers                                       2.5       3.7
    Net earnings per share                                   7.8       1.6

    Supplementary expense data:
    Cost of materials and services(5)                  $   3,155     3,065
    Total employment costs                                 1,936     1,921
    Depreciation and amortization                            234       219
    Maintenance and repairs(6)                               124       120
    Total tax expense(7)                                     418       415
    Total tax expense per share(7)                           .56       .54

    Supplementary balance sheet data:
    Property, plant and equipment, net                 $   1,721     1,668
    Additions to property, plant and equipment               366       401
    Total assets                                           4,541     4,462
    Long-term debt                                           225       196

    Common stock information:
    Dividends paid per share                           $     .29       .27
    Stockholders' equity per share                     $    4.01      3.96
    Market price per share (year-end close)            $       9    10 1/4
    Average shares outstanding (millions)                  749.6     762.0
    Stockholders of record (thousands)                      53.8      49.3

    Employees (thousands)                                   74.2      77.4

(1) After the cumulative effect of accounting changes of $595 million.
       - 1992 earnings percent of sales to customers before accounting changes is 11.8%.
       - 1992 earnings percent return on average stockholders' equity before accounting changes is 28.5%.
       - 1993 net earnings per share percent increase over prior year before accounting change is 11.4%; 1992 is 12.3%.
(2) After Latin America non-recurring charges of $125 million.
       - 1990 net earnings percent of sales to customers before non-recurring charges is 11.3%.
       - 1990 percent return on average stockholders' equity before non-recurring charges is 27.6%.
       - 1991 net earnings per share percent increase over prior year before non-recurring charges is 15.3%; 1990 is 17.3%.
(3) After one-time charges of $380 million.
       - 1986 earnings percent of sales before one-time charges is 10.1%.
       - 1986 percent return on average stockholders' equity before one-time charges is 21.6%.
       - 1987 net earnings per share percent increase over prior year before one-time charges is 22.2%; 1986 is 17.9%.
(4) Includes Latin America non-recurring charge of $36 million for the liquidation of

    Argentine debt.
(5) Net of interest and other income.
(6) Also included in cost of materials and services category.
(7) Includes taxes on income, payroll, property and other business taxes.

                                                            Appendix
                                                            Page 1 of 5

Management's Discussion and Analysis of Results of Operations and Financial Condition (Graph Page 23):

                          Sales to Customers
                          ------------------
                          1984 through 1993
                          Millions of Dollars

         Bar graph showing 10 years of sales to customers. Each bar depicts total sales for the year and is color coded to reflect the components of domestic and international sales.

         Bar graph points:

                                          Domestic           International              Worldwide
                          Year             Sales                 Sales                    Sales
                          ----            -------            ------------               ---------
                          1984             $3,736                $2,389                  $6,125
                          1985              3,990                 2,431                   6,421
                          1986              3,972                 3,031                   7,003
                          1987              4,167                 3,845                   8,012
                          1988              4,576                 4,424                   9,000
                          1989              4,881                 4,876                   9,757
                          1990              5,427                 5,805                  11,232
                          1991              6,248                 6,199                  12,447
                          1992              6,903                 6,850                  13,753
                          1993              7,203                 6,935                  14,138

(Graph Page 23):

                          Net Earnings
                          ------------
                          1984 through 1993
                          Millions of Dollars

         Bar graph with 10 years of net earnings.

         Bar graph points:

                                             Net
                          Year             Earnings
                          ----             --------
                          1984             $  515
                          1985                614
                          1986                330
                          1987                833
                          1988                974
                          1989              1,082
                          1990              1,143
                          1991              1,461
                          1992              1,030
                          1993              1,787

                                                           Appendix
                                                           Page 2 of 5

Management's Discussion and Analysis of Results of Operations and Financial Condition (Graph Page 24):

                          Net Earnings Per Share and
                          Cash Dividends Paid Per Share
                          -----------------------------
                          1984 through 1993
                          Dollars

         Bar graph showing 10 years of earnings per share data. In addition, cash dividends paid per share each year is shown on each bar in a different color.

         Bar graph points:

                                  Net Earnings              Cash Dividends Paid
               Year                Per Share                     Per Share
               ----               ------------              -------------------
               1984                     .69                         .29
               1985                     .84                         .32
               1986                     .46                         .34
               1987                    1.21                         .40
               1988                    1.43                         .48
               1989                    1.62                         .56
               1990                    1.72                         .66
               1991                    2.19                         .77
               1992                    1.56                         .89
               1993                    2.74                        1.01

(Pie Chart Page 24):

                          Distribution of Sales Revenues - 1993

         A pie chart showing how 1993 sales revenues were distributed.

       Components are depicted as follows:

         Employee Costs                                                  28.8%
         Cost of Materials and Services                                  49.7
         Depreciation and Amortization                                    4.4
         Taxes Other Than Payroll                                         4.5
         Cash Dividends Paid                                              4.6
         Earnings Reinvested in Business                                  8.0
                                                                        -----
                                                                        100.0%
                                                                        =====

                                                             Appendix
                                                             Page 3 of 5

Management's Discussion and Analysis of Results of Operations and Financial Condition (Graph Page 24):

                          Research Expense
                          ----------------
                          1984 through 1993
                          Millions of Dollars

         Bar graph showing 10 years of research expense.

         Bar graph points:

                                           Research
                 Year                      Expense
                 ----                      --------
                 1984                        $421
                 1985                         471
                 1986                         521
                 1987                         617
                 1988                         674
                 1989                         719
                 1990                         834
                 1991                         980
                 1992                       1,127
                 1993                       1,182

(Graph Page 26):

                          Sales by Segment of Busines
                          ---------------------------
                          1991 through 1993
                          Million of Dollars

         Bar chart showing sales by segment of business. Each bar depicts total sales. The segments are shown as a percentage of total sales each year and are displayed in different colors.

         Bar graph points:

                                                1991               1992               1993
                                                ----               ----               ----
         Consumer                                36.8%              34.7%              34.1%
         Pharmaceutical                          30.5%              31.6%              31.8%
         Professional                            32.7%              33.7%              34.1%

         Total Sales                          $12,447            $13,753            $14,138

                                                          Appendix
                                                          Page 4 of 5

Management's Discussion and Analysis of Results of Operations and Financial Condition (Graph Page 26):

                          Operating Profit by Segment of Business
                          ---------------------------------------
                          1991 through 1993
                          Millions of Dollars

         Bar chart showing operating profit by segment of business. Each bar depicts the total of segments operating profit. The segments are shown as a percentage of total segments operating profit each year and are displayed in different colors.

         Bar graph points:

                                                 1991               1992               1993
                                                 ----               ----              ----
         Consumer                                 20.5%              20.3%             20.2%
         Pharmaceutical                           54.2%              55.4%             54.4%
         Professional                             25.3%              24.3%             25.4%

         Total Segments
           Operating Profit                     $2,217             $2,463            $2,582


 (Graph Page 28):

                          Sales by Geographic Area of Business
                          ------------------------------------
                          1991 through 1993
                          Millions of Dollars

         Bar chart showing sales by geographic area of business. Each bar depicts total sales. The geographic areas are shown as a percentage of total sales each year and are displayed in different colors.

         Bar graph points:

                                                 1991               1992               1993
                                                 ----               ----               ----
         United States                             50.2%             50.2%              50.9%
         Europe                                    30.1%             30.9%              28.5%
         Western Hemisphere
           excluding U.S.                          10.0%              8.8%               9.4%
         Africa, Asia and
           Pacific                                  9.7%             10.1%              11.2%

         Total Sales                            $12,447           $13,753            $14,138

                                                            Appendix
                                                            Page 5 of 5

Management's Discussion and Analysis of Results of Operations and Financial Condition (Graph Page 28):

                          Operating Profit by Geographic Area of Business
                          -----------------------------------------------
                          1991 through 1993
                          Millions of Dollars

         Bar chart showing operating profit by geographic area of business. Each bar depicts the total of segments operating profit. The segments are shown as a percentage of total segments operating profit each year and are displayed in different colors.

         Bar graph points:

                                                   1991               1992              1993
                                                   ----               ----              ----
         United States                              46.1%              42.7%             46.8%
         Europe                                     42.1%              45.7%             40.1%
         Western Hemisphere
           excluding U.S.                            5.3%               5.4%              6.1%
         Africa, Asia and
           Pacific                                   6.5%               6.2%              7.0%

         Total Segments
           Operating Profit                       $2,217             $2,463            $2,582