Form 10-K405, Exhibit 13
period 1995-01-01
JOHNSON & JOHNSON
filed 1995-04-03
CIK 200406

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     Record sales of $15.73 billion reinforced the Company's position as the largest and most comprehensive health care company in the world. Despite continued cost containment measures by our customers and government agencies in international markets and the growth of managed health care organizations in the U.S., sales growth was solid. Worldwide sales increased 11.3% over 1993 primarily due to volume, with price changes less than the rate of inflation.

     During 1994, the Company invested $1.28 billion in research and development, emphasizing its commitment to achieving significant advances in health care through the discovery and development of innovative, cost effective products that prolong and enhance the quality of life. In addition to the research and development effort, new products were obtained through two significant acquisitions during the year, Neutrogena, a producer of high quality skin and hair care products, and Eastman Kodak's Clinical Diagnostics Division.

     The acquisition of Neutrogena was an important addition to the Company's worldwide skin and hair care business, while the Clinical Diagnostics Division purchase allows the Company to participate in a much larger segment of the laboratory diagnostics market. As a result of the acquisition of Clinical Diagnostics, Johnson & Johnson is now the third largest laboratory diagnostics company in the world.

     Throughout 1994, the Company continued several initiatives to streamline its businesses worldwide to make the organization more cost effective. These initiatives include the creation of programs to share administrative, financial and information services among companies and locations; the merging of operating companies; the consolidation of manufacturing locations and others.

     In the U.S. and in countries around the world, health care systems continue to be transformed. The Company feels that it is well positioned to take advantage of these changes due to its diversification in health care, global reach, extensive research and development, decentralized management, dedicated employees and strong Credo values.

SALES AND EARNINGS

     In 1994, worldwide sales increased 11.3% to $15.73 billion compared to increases of 2.8% and 10.5% in 1993 and 1992, respectively. Excluding the impact of the relatively weaker dollar in 1994 and 1992, and the stronger dollar in 1993, relative to international currencies, worldwide sales increased 10.7%, 7.0% and 10.0% in 1994, 1993 and 1992, respectively.

Chart 1: Bar graph showing Sales to Customers for the years 1985 through 1994. See appendix for a complete description.

     Worldwide net earnings exceeded $2 billion for the first time in 1994, totaling $2.01 billion, or $3.12 per share, reflecting increases of 12.3% and 13.9% over 1993, respectively. The income margin for 1994 was 12.7%, a slight improvement over last year despite an increase of almost two percentage points in the effective tax rate.

     The Company elected early adoption of Statement of Financial Accounting Standard (SFAS) No. 116, "Accounting for Contributions Received and Contributions Made." This standard requires that an unconditional promise of a contribution be recognized as an expense in the period made. The cumulative effect and impact on the current year's financial statements of adopting SFAS No. 116 was not significant.

     Worldwide net earnings for 1993 were $1.79 billion, or $2.74 per share. In 1992, the Company recorded a one-time after-tax charge of $595 million, or $.90 per share, due to the Company's adoption of three new accounting standards for postretirement benefits, postemployment benefits and income taxes, resulting in 1992 worldwide net earnings of $1.03 billion, or $1.56 per share. Worldwide net earnings for 1992, before these one-time charges, were $1.63 billion, or $2.46 per share. Excluding the effect of these one-time charges, worldwide net earnings and earnings per share for 1993 increased 10.0% and 11.4% over 1992, respectively, while 1992 worldwide net earnings and earnings per share increased 11.2% and 12.3% over 1991, respectively.

     Average shares of common stock outstanding in 1994 were 643.1 million compared with 651.7 million and 659.5 million in 1993 and 1992, respectively.

Chart 2: Bar graph showing Net Earnings for the years 1985 through 1994. See appendix for a complete description.

     Sales by domestic companies were $7.81, $7.20 and $6.90 billion in 1994, 1993 and 1992, representing increases of 8.5%, 4.3% and 10.5%, respectively. The increase in domestic sales in 1994 was the result of new product launches as well as continued growth of existing products.

     Sales by international companies were $7.92, $6.94 and $6.85 billion in 1994, 1993 and 1992, representing increases of 14.2%, 1.2% and 10.5%, respectively. All geographic areas throughout the world posted strong gains during 1994. Sales in the Africa, Asia-Pacific region increased 20.2%, while revenues in the Western Hemisphere, (excluding the U.S.) and Europe grew 14.0% and 11.9%, respectively. Excluding the impact of the relatively weaker dollar in 1994 and 1992 and the stronger dollar in 1993, relative to international currencies, international company sales increased 13.0%, 9.6% and 9.5% in 1994, 1993 and 1992, respectively.

     The Company achieved an annual compound growth rate of 9.9% for worldwide sales for the ten-year period since 1984 with domestic and international sales growing at rates of 7.7% and 12.7%, respectively. For the same ten-year period, worldwide net earnings achieved an annual growth rate of 14.6%, while earnings per share grew at a rate of 16.3%. For the last five years, annual compound growth rates for sales, net earnings and earnings per share were 10.0%, 13.1% and 14.0%, respectively.

COMMON STOCK MARKET PRICES

     The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of stockholders of record at year-end 1994 was 104,700. The composite market price ranges for Johnson & Johnson common stock during 1994 and 1993 were:

                                                            1994                  1993
                                                       --------------         -------------
                                                       HIGH      LOW          HIGH     LOW
                                                       -----     ----         ----     ----
    First quarter....................................  $45 3/4   36           50 3/8   37 5/8
    Second quarter...................................   44 5/8   36 1/4       45 3/4   38 3/8
    Third quarter....................................   52 3/8   42 1/4       41 3/4   35 5/8
    Fourth quarter...................................   56 1/2   49 1/2       45 5/8   38 1/2
    Year-end close...................................       54 3/4                44 7/8

CASH DIVIDENDS PAID

     Cash dividends paid were $1.13 per share in 1994 and $1.01 per share in 1993, an increase of 11.9% and 13.5% over 1993 and 1992, respectively. The dividends were distributed as follows:

                                                                   1994      1993      1992
                                                                   -----     -----     ----
    First quarter................................................  $ .26       .23      .20
    Second quarter...............................................    .29       .26      .23
    Third quarter................................................    .29       .26      .23
    Fourth quarter...............................................    .29       .26      .23
                                                                   -----     -----     ----
         Total...................................................  $1.13      1.01      .89
                                                                   =====     =====     ====

     On January 3, 1995, the Board of Directors declared a regular cash dividend of $.29 per share, paid on March 7, 1995 to stockholders of record on February 14, 1995.

     The Company expects to continue the practice of paying regular cash dividends.

Chart 3: Bar graph showing Net Earnings Per Share and Cash Dividends Paid Per Share for the years 1985 through 1994. See appendix for a complete description.

COSTS AND EXPENSES

     The percentage relationships of costs and expenses to sales for 1994, 1993 and 1992 were:

                                                                        1994     1993     1992
                                                                        ----     ----     ----
Employment costs......................................................  27.2%    28.8%    29.4%
Cost of materials and services........................................  50.6     49.7     49.9
Depreciation and amortization of property and intangibles.............   4.6      4.4      4.1
Taxes other than payroll..............................................   4.9      4.5      4.8
Cumulative effect of accounting changes...............................    --       --      4.3

Chart 4: Pie chart showing Distribution of Sales Revenues for 1994. See appendix for a complete description.

     Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities were as follows:

                                                                   1994       1993       1992
                                                                  ------     ------     ------
                                                                     (DOLLARS IN MILLIONS)
Research expense................................................  $1,278      1,182      1,127
Percent increase over prior year................................     8.1%       4.9%      15.0%
Percent of sales................................................     8.1        8.4        8.2

     Research expense as a percent of sales for the Pharmaceutical segment was 14.9%, 15.2% and 14.8% in 1994, 1993 and 1992, respectively, while averaging 4.8%, 5.2% and 5.1% in the other segments.

Chart 5: Bar graph showing Research Expense for the years 1985 through 1994. See appendix for a complete description.

     Advertising expenses worldwide, which are comprised of television, radio and print media, were $800 million in 1994, $753 million in 1993 and $694 million in 1992. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances. In December, 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-7, "Reporting on Advertising Costs", which provides guidance on the financial reporting of advertising costs. The new statement, which will be adopted in the first quarter of 1995, will not have an effect on the Company's results of operations, cash flows or financial position.

     The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state laws, in which the primary relief sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

     Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

     The worldwide effective income tax rate was 25.2% in 1994, 23.4% in 1993 and 26.4% in 1992. See page 33 for additional information.

     For 1994, the Company has subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 included a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

     A summary of operations and related statistical data for the years 1984-1994 can be found on page 42.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $704 million at the end of 1994 as compared with $476 million at the end of 1993.

     Effective January 3, 1994, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments subject to this standard are required to be carried at fair value, unless they are held to maturity. There was no effect on income as a result of adopting SFAS No. 115. See page 37 for additional information on the fair value of investment securities.

     Total unused credit available to the Company approximates $3.0 billion, including $1,175 million of credit commitments with various worldwide banks, $900 million of which expires on October 6, 1995 and $275 million on December 31, 1995.

     During 1994, the Company issued $300 million of 8.72% Debentures due 2024 from a $2.59 billion shelf registration filed with the Securities and Exchange Commission on October 18, 1994. At January 1, 1995, the Company had $2.29 billion remaining on its shelf registration, which included $585 million from a prior shelf registration. A summary of additional debt issued during 1994 can be found on page 33.

     Total borrowings at the end of 1994 and 1993 were $3.1 billion and $2.4 billion, respectively. In 1994 and 1993, net debt (debt net of cash and current marketable securities) was 25.2% and 25.8% of net capital (stockholders' equity and net debt), respectively. Total debt represented 30.3% and 30.2% of total capital (stockholders' equity and total borrowings) in 1994 and 1993, respectively. Stockholders' equity per share at the end of 1994 was $11.08 compared with $8.66 at year-end 1993, an increase of 27.9%.

     Financial instruments are used to manage interest rate and foreign exchange risks. The Company does not enter into derivative financial instruments for trading or speculative purposes. The principal financial instruments used are forward exchange contracts and interest rate swaps. Management believes that the risk of incurring losses related to these instruments is remote and that such losses, if any, would be immaterial. See page 37 for additional information.

     Additions to property, plant and equipment amounting to $937, $975 and $1,103 million in 1994, 1993 and 1992, respectively, were made primarily to increase the capacity of facilities for existing and new products. The Company intends to continue this level of investment to support the business operations. No material commitments for capital expenditures were outstanding at the end of 1994.

     During 1994, 1993 and 1992, certain businesses were acquired amounting to $1,932, $266 and $47 million, respectively. See page 38 for additional information.

     The Company annually repurchases a sufficient amount of its common stock in the open market to replace shares issued under various employee stock plans. During 1994, the Company repurchased 3.8 million shares of its common stock at a total cost of $185 million for use in the Company's employee benefit plans; 1993 and 1992 repurchases for this purpose totaled 3.0 million and 4.8 million shares at a cost of $132 million and $240 million, respectively. In 1993 and 1992, the Company also repurchased 12.4 million and 10.6 million shares of its common stock for general corporate purposes at a cost of $500 million each year.

CHANGING PRICES AND INFLATION

     Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policy makers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1980-1993, in the United States, the weighted average compound growth rate of Johnson & Johnson's price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. This was true again in 1994.

     Inflation rates, even though moderate in many parts of the world during 1994, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and timely price increases.

SEGMENTS OF BUSINESS

     Financial information for the Company's three worldwide business segments is summarized below. Refer to page 41 for additional information on segments of business.

Chart 6: Bar graph showing Sales by Segment of Business for the years 1992 through 1994. See appendix for a complete description.

                                                                                    INCREASE
                                                                               ------------------
SALES                                                   1994        1993       AMOUNT     PERCENT
- -----                                                  -------     -------     ------     -------
                                                                 (DOLLARS IN MILLIONS)
Consumer.............................................  $ 5,251       4,824        427        8.9%
Pharmaceutical.......................................    5,158       4,490        668       14.9
Professional.........................................    5,325       4,824        501       10.4
                                                       -------     -------     ------
     Worldwide total.................................  $15,734      14,138      1,596       11.3%
                                                       =======     =======     ======

Chart 7: Bar graph showing Operating Profit by Segment of Business for the years 1992 through 1994. See appendix for a complete description.

                                                                                   PERCENT OF
                                                                                      SALES
                                                                                 ---------------
OPERATING PROFIT                                            1994       1993      1994       1993
- ----------------                                           ------     ------     ----       ----
                                                                   (DOLLARS IN MILLIONS)
Consumer.................................................  $  443        521      8.4%      10.8%
Pharmaceutical...........................................   1,669      1,406     32.4       31.3
Professional.............................................     843        655     15.8       13.6
                                                           ------     ------
     Segments total......................................   2,955      2,582     18.8       18.3
Expenses not allocated to segments.......................    (274)      (250)    (1.8)      (1.8)
                                                           ------     ------
Earnings before taxes on income..........................  $2,681      2,332     17.0%      16.5%
                                                           ======     ======

CONSUMER

     The Consumer segment's principal products are personal care and hygienic products, including oral and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult incontinence products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; o.b. Tampons; CLEAN & CLEAR skin care products; RoC skin care products; SHOWER TO SHOWER personal care powder products; STAYFREE and SURE & NATURAL sanitary protection products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; MONISTAT 7, an over-the-counter remedy for vaginal yeast infections; MYLANTA gastrointestinal products from the Johnson & Johnson and Merck & Co., Inc. joint venture; NEUTROGENA skin and hair care products; PEDIACARE children's cold and allergy medications; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; SERENITY incontinence products;

and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

     Consumer segment sales in 1994 were $5.25 billion, an increase of 8.9% over 1993. Sales by domestic companies accounted for 51.3% of the total segment, while international companies accounted for 48.7%. The worldwide Consumer segment sales increase includes the acquisitions of RoC S.A. in late 1993 and Neutrogena, a producer of high quality skin and hair care products, at the end of the third quarter of 1994. Additionally, new products such as TYLENOL Extended Relief, MYLANTA Soothing Lozenges, the ARTHRITIS FOUNDATION line of pain relievers and JOHNSON'S HEALTHFLOW Infant Feeding System were introduced during the year.

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

     Acquisition and divestitures during 1994 and 1993 are described in more detail on page 38.

PHARMACEUTICAL

     The Pharmaceutical segment represents over 50% of total operating profit. The Pharmaceutical segment's principal worldwide franchises are in the allergy, antifungal, biotech, central nervous system, contraceptive, dermatology, gastrointestinal and immunobiology fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

     Prescription drugs include DURAGESIC, a transdermal patch for chronic pain; EPREX (sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin, which stimulates red blood cell production; ERGAMISOL, a colon cancer drug; FLOXIN, an antibacterial; HISMANAL, the once-a-day less sedating antihistamine; IMODIUM, an antidiarrheal; LEUSTATIN, for hairy cell leukemia; MOTILIUM, a gastrointestinal mobilizer; NIZORAL, SPORANOX and TERAZOL, antifungals; ORTHOCLONE OKT-3, for reversing the rejection of kidney, heart and liver transplants; ORTHO-NOVUM group of oral contraceptives; PREPULSID (sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; RETIN-A, a dermatological cream for acne; and RISPERDAL, an antipsychotic drug.

     Johnson & Johnson markets more than 80 prescription drugs around the world, with 58.5% of the sales generated outside the United States. Twenty-four drugs sold by the Company had 1994 sales in excess of $50 million, with 18 of them in excess of $100 million.

     Pharmaceutical segment sales in 1994 were $5.16 billion, an increase of 14.9% over 1993. Domestic sales advanced 20.7%, while international sales rose 11.0%. The worldwide sales increase is attributed to the outstanding February, 1994 launch of RISPERDAL, an antipsychotic drug, and the continued strong growth of PROPULSID first introduced in late 1993. The sales increase was also led by the strong growth of EPREX, PROCRIT, SPORANOX, DURAGESIC and FLOXIN.

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

     Significant research activities continued in Pharmaceutical segment companies, increasing to $767 million in 1994, or $84 million over 1993. This represents 14.9% of 1994 Pharmaceutical sales and a compound growth rate of 15% for the ten-year period since 1984.

     Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute headquartered in the United States. Other research involves collaborations with the Scripps Clinic and Research Foundation in La Jolla, California and the James Black Foundation in London, England.

PROFESSIONAL

     The Professional segment includes suture and mechanical wound closure products, less-invasive surgical instruments, diagnostic products, medical equipment and devices, ophthalmic products, surgical instruments, joint replacements and products for wound management and infection prevention. These products are used principally in the professional fields by physicians, dentists, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

     In 1994, Professional segment sales increased 10.4% over 1993, to $5.33 billion. Domestic sales posted a 6.4% increase, while international sales rose 15.8%. The worldwide Professional segment sales increase is attributed to the continued growth of ACUVUE disposable contact lenses; ONE TOUCH II blood glucose self monitoring systems; the PALMAZ-SCHATZ Stent, a balloon-expandable device for narrowed or blocked arteries and various Ethicon Endo-Surgery devices for less invasive surgery. Base businesses, such as Ethicon sutures, also contributed significantly to the increase. The acquisition of Eastman Kodak's Clinical Diagnostics business was completed on November 30, 1994; however, the increase in sales resulting from the acquisition was offset by the divestitures of the "A" Company and the ophthalmic pharmaceutical business of IOLAB. Of the 1994 Professional segment sales, domestic and international companies accounted for 55.9% and 44.1% of the total, respectively.

     In 1993, Professional segment sales increased 4.1% over 1992, to $4.82 billion. Worldwide sales gains were led by LifeScan, Ethicon Endo-Surgery and Vistakon. Domestic sales posted a 5.8% gain, aided by strong sales of PROTECTIV catheter safety system products, the DINAMAP Plus vital signs monitor and P.F.C. Hip and Knee orthopaedic joint reconstruction products. These gains offset a decline in sales at Johnson & Johnson Medical, Inc., due to the continued reduction in inventories at hospitals and distributors. International sales rose 1.9%, despite the adverse impact of the stronger U.S. dollar relative to international currencies.

     In 1992, Professional segment sales increased 13.9% over 1991, to $4.63 billion. Domestic sales posted a 17.2% gain, and international sales improved 9.8%. Ethicon Endo-Surgery, Vistakon, LifeScan, Ortho Diagnostic Systems and Johnson & Johnson Professional led the segment with higher sales volume gains in the U.S. and abroad.

     The acquisition of the Clinical Diagnostics Division is further described on page 38.

GEOGRAPHIC AREAS

     The Company further categorizes its sales and operating profit by major geographic area as presented for the years 1994 and 1993:

                                                                                      INCREASE
                                                                                  ----------------
                           SALES                               1994      1993     AMOUNT   PERCENT
- ------------------------------------------------------------  -------   -------   ------   -------
                                                                     (DOLLARS IN MILLIONS)
United States...............................................  $ 7,812     7,203      609      8.5%
Europe......................................................    4,504     4,024      480     11.9
Western Hemisphere excluding U.S............................    1,511     1,325      186     14.0
Africa, Asia and Pacific....................................    1,907     1,586      321     20.2
                                                              -------   -------   ------
     Worldwide total........................................  $15,734    14,138    1,596     11.3%
                                                              =======   =======   ======

                                                                                     PERCENT OF
                                                                                        SALES
                                                                                    -------------
                      OPERATING PROFIT                         1994       1993      1994     1993
- ------------------------------------------------------------  ------     ------     ----     ----
                                                                     (DOLLARS IN MILLIONS)
United States...............................................  $1,534      1,209     19.6%    16.8%
Europe......................................................   1,050      1,036     23.3     25.7
Western Hemisphere excluding U.S. ..........................     173        156     11.4     11.8
Africa, Asia and Pacific....................................     198        181     10.4     11.4
                                                              ------     ------
     Segments total.........................................  $2,955      2,582     18.8%    18.3%
                                                              ======     ======

     International sales and operating profit were favorably impacted by the translation of local currency operating results into U.S. dollars at higher average exchange rates in 1994 than in 1993. International sales and operating profit were unfavorably impacted by the translation of local currency operating results into U.S. dollars at lower average exchange rates in 1993 than in 1992.

     Operating profit reported above is before deduction of taxes on income and certain income and expense items not allocated to segments, such as interest expense, minority interests and general corporate income and expense.

     See page 41 for additional information on geographic areas.

Chart 8: Bar graph showing Sales by Geographic Area of Business for the years 1992 through 1994. See appendix for a complete description.

Chart 9: Bar graph showing Operating Profit by Geographic Area of Business for the years 1992 through 1994. See appendix for a complete description.

DESCRIPTION OF BUSINESS

     The Company, employing 81,500 people worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field in many countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

     The Company is organized on the principles of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations of the Company. In addition, three Executive Committee members are Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the group, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical, Professional and Diagnostic businesses. Operating management of each company is headed by a Chairman, President, General Manager or Managing Director who reports directly to or through a Company Group Chairman.

     In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 40 countries outside the United States and selling in over 175 countries throughout the world.

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

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                     AT JANUARY 1, 1995 AND JANUARY 2, 1994
                         (DOLLARS IN MILLIONS) (NOTE 1)

                                                                            1994        1993
                                                                           -------     -------
ASSETS
Current assets
  Cash and cash equivalents (Notes 1 and 17).............................  $   636         372
  Marketable securities at cost (Note 17)................................       68         104
  Accounts receivable trade, less allowances $200 (1993, $170)...........    2,601       2,107
  Inventories (Notes 1 and 2)............................................    2,161       1,717
  Deferred taxes on income (Note 6)......................................      582         399
  Prepaid expenses and other receivables.................................      632         518
                                                                           -------     -------
     Total current assets................................................    6,680       5,217
                                                                           =======     =======
  Marketable securities, non-current (Note 17)...........................      354         437
  Property, plant and equipment, net (Notes 1 and 3).....................    4,910       4,406
  Intangible assets, net (Notes 1 and 4).................................    2,403         925
  Deferred taxes on income (Note 6)......................................      262         484
  Other assets...........................................................    1,059         773
                                                                           -------     -------
     Total assets........................................................  $15,668      12,242
                                                                           =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Loans and notes payable (Note 5).......................................  $   899         915
  Accounts payable.......................................................    1,192         901
  Accrued liabilities....................................................    1,602       1,079
  Accrued salaries, wages and commissions................................      257         204
  Taxes on income........................................................      316         113
                                                                           -------     -------
     Total current liabilities...........................................    4,266       3,212
                                                                           =======     =======
  Long-term debt (Note 5)................................................    2,199       1,493
  Deferred tax liability (Note 6)........................................      130         122
  Certificates of extra compensation (Note 11)...........................       85          91
  Other liabilities......................................................    1,866       1,756

Stockholders' equity
  Preferred stock-without par value (authorized and unissued 2,000,000
     shares).............................................................       --          --
  Common stock-par value $1.00 per share (authorized 1,080,000,000
     shares; issued 767,392,000 and 767,372,000 shares)..................      767         767
  Note receivable from employee stock ownership plan (Note 14)...........      (73)        (84)
  Cumulative currency translation adjustments (Note 7)...................      (35)       (338)
  Retained earnings......................................................    8,966       7,727
                                                                           -------     -------
                                                                             9,625       8,072
Less common stock held in treasury, at cost (124,382,000 and
  124,391,000 shares)....................................................    2,503       2,504
                                                                           -------     -------
     Total stockholders' equity..........................................    7,122       5,568
                                                                           =======     =======
     Total liabilities and stockholders' equity..........................  $15,668      12,242
                                                                           =======     =======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
            (DOLLARS IN MILLIONS EXCEPT PER SHARE FIGURES) (NOTE 1)

                                                                 1994        1993        1992
                                                                -------     -------     -------
Sales to customers............................................  $15,734      14,138      13,753
                                                                =======     =======     =======
Cost of products sold.........................................    5,299       4,791       4,678
Selling, marketing and administrative expenses................    6,350       5,771       5,671
Research expense..............................................    1,278       1,182       1,127
Interest income...............................................      (60)        (80)        (93)
Interest expense, net of portion capitalized (Note 3).........      142         126         124
Other expense, net............................................       44          16          39
                                                                -------     -------     -------
                                                                 13,053      11,806      11,546
                                                                -------     -------     -------
Earnings before provision for taxes on income and cumulative
  effect of accounting changes................................    2,681       2,332       2,207
Provision for taxes on income (Note 6)........................      675         545         582
                                                                -------     -------     -------
Earnings before cumulative effect of accounting changes.......    2,006       1,787       1,625
Cumulative effect of accounting changes, net of tax
  (Notes 6, 15 and 16)........................................       --          --        (595)
                                                                -------     -------     -------
Net earnings..................................................  $ 2,006       1,787       1,030
                                                                =======     =======     =======
Net earnings per share (Note 1):
  Before cumulative effect of accounting changes..............  $  3.12     $  2.74     $  2.46
  Cumulative effect of accounting changes, net of tax
     (Notes 6, 15 and 16).....................................       --          --        (.90)
                                                                -------     -------     -------
Net earnings per share........................................  $  3.12        2.74        1.56
                                                                =======     =======     =======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF COMMON STOCK,
                      RETAINED EARNINGS AND TREASURY STOCK
           (DOLLARS IN MILLIONS; SHARES IN THOUSANDS) (NOTES 1 & 10)

                                                           COMMON
                                                        STOCK ISSUED                 TREASURY STOCK
                                                      ----------------   RETAINED   ----------------
                                                       SHARES   AMOUNT   EARNINGS   SHARES    AMOUNT
                                                      --------  ------   --------   -------   ------
Balance, December 29, 1991..........................   767,356   $767     $6,313    101,025   $1,488
                                                       =======  ======    ======    =======   ======
Net earnings........................................        --     --      1,030         --       --
Cash dividends paid (per share: $.89)...............        --     --       (587)        --       --
Employee compensation and stock option plans........        --     --       (108)    (4,417)    (222)
Repurchase of common stock..........................        --     --         --     15,362      740
Other...............................................        10     --         --         --       --
                                                      --------  ------   --------   -------   ------
Balance, January 3, 1993............................   767,366    767      6,648    111,970    2,006
                                                       =======  ======    ======    =======   ======
Net earnings........................................        --     --      1,787         --       --
Cash dividends paid (per share: $1.01)..............        --     --       (659)        --       --
Employee compensation and stock option plans........        --     --        (49)    (3,066)    (134)
Repurchase of common stock..........................        --     --         --     15,487      632
Other...............................................         6     --         --         --       --
                                                      --------  ------   --------   -------   ------
Balance, January 2, 1994............................   767,372    767      7,727    124,391    2,504
                                                       =======  ======    ======    =======   ======
Net earnings........................................        --     --      2,006         --       --
Cash dividends paid (per share: $1.13)..............        --     --       (727)        --       --
Employee compensation and stock option plans........        --     --        (78)    (3,855)    (186)
Repurchase of common stock..........................        --     --         --      3,846      185
Other...............................................        20     --         38         --       --
                                                      --------  ------   --------   -------   ------
Balance, January 1, 1995............................   767,392   $767     $8,966    124,382   $2,503
                                                       =======  ======    ======    =======   ======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (DOLLARS IN MILLIONS) (NOTE 1)

                                                                 1994        1993        1992
                                                                -------     -------     -------
Cash flows from operating activities
  Net earnings................................................  $ 2,006       1,787       1,030
  Adjustments to reconcile net earnings to cash flows:
     Cumulative effect of accounting changes..................       --          --         595
     Depreciation and amortization of property and
       intangibles............................................      724         617         560
     Tax deferrals............................................      (66)        (19)         (8)
     Changes in assets and liabilities, net of effects from
       acquisition of businesses:
       Increase in accounts receivable, less allowances.......     (239)       (310)       (211)
       Increase in inventories................................     (162)        (29)       (142)
       Increase (decrease) in accounts payable and accrued
          liabilities.........................................      462          (3)        345
       (Increase) decrease in other current and non-current
          assets..............................................     (112)        102        (199)
       Increase in other current and non-current
          liabilities.........................................      362          23         179
                                                                -------     -------     -------
          Net cash flows from operating activities............    2,975       2,168       2,149
                                                                =======     =======     =======
Cash flows from investing activities
  Additions to property, plant and equipment..................     (937)       (975)     (1,103)
  Proceeds from the disposal of assets........................      332          66          91
  Acquisition of businesses, net of cash acquired (Note 18)...   (1,932)       (266)        (47)
  Other, principally marketable securities....................      (19)        (86)       (114)
                                                                -------     -------     -------
          Net cash used by investing activities...............   (2,556)     (1,261)     (1,173)
                                                                =======     =======     =======
Cash flows from financing activities
  Dividends to stockholders...................................     (727)       (659)       (587)
  Repurchase of common stock..................................     (185)       (632)       (740)
  Proceeds from short-term debt...............................      328         297         409
  Retirement of short-term debt...............................     (263)       (336)       (237)
  Proceeds from long-term debt................................      960         511         560
  Retirement of long-term debt................................     (363)       (468)       (264)
  Proceeds from the exercise of stock options.................       62          43          74
                                                                -------     -------     -------
          Net cash used by financing activities...............     (188)     (1,244)       (785)
                                                                =======     =======     =======
Effect of exchange rate changes on cash and cash
  equivalents.................................................       33         (36)        (35)
                                                                -------     -------     -------
Increase (decrease) in cash and cash equivalents..............      264        (373)        156
Cash and cash equivalents, beginning of year (Note 1).........      372         745         589
                                                                -------     -------     -------
Cash and cash equivalents, end of year (Note 1)...............  $   636         372         745
                                                                =======     =======     =======
Supplemental cash flow data
  Cash paid during the year for:
     Interest, net of portion capitalized.....................  $   133         118         124
     Income taxes.............................................      612         665         561
Supplemental schedule of noncash investing and financing
  activities
  Treasury stock issued for employee compensation and stock
     option plans, net of cash proceeds.......................  $   133          95         163
Acquisitions of businesses
  Fair value of assets acquired...............................  $ 2,279         339          47
  Fair value of liabilities assumed...........................     (347)        (73)         --
                                                                -------     -------     -------
          Net cash payments...................................  $ 1,932         266          47
                                                                =======     =======     =======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

  Cash Equivalents

     The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

  Revenue Recognition

     The Company recognizes revenue from product sales when the goods are shipped to the customer.

  Inventories

     Inventories are stated at the lower of cost (determined principally by the first-in, first-out method) or market.

  Depreciation of Property

     The Company utilizes the straight-line method of depreciation for financial statement purposes for all additions to property, plant and equipment placed in service after January 1, 1989. Property, plant and equipment placed in service prior to January 1, 1989 is generally depreciated using an accelerated method.

  Intangible Assets

     The excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight-line basis over periods of 40 years or less. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the carrying value of goodwill and other intangible assets. Any impairments would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

  Financial Instruments

     Gains and losses on foreign currency hedges of existing assets or liabilities, or hedges of firm commitments are deferred and are recognized in income as part of the related transaction.

  Income Taxes

     The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At January 1, 1995 and January 2, 1994, the cumulative amount of undistributed international earnings was approximately $3.7 billion and $3.0 billion, respectively.

  Net Earnings Per Share

     Net earnings per share are calculated using the average number of shares outstanding during each year. Shares issuable under stock option and compensation plans would not materially reduce net earnings per share. All share and per share amounts have been restated to retroactively reflect prior year stock splits.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

  Annual Closing Date

     The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as was the case in 1992, the fiscal year consists of 53 weeks.

  Reclassification

     Certain prior year amounts have been reclassified to conform with current year presentation.

2.  INVENTORIES

     At the end of 1994 and 1993, inventories comprised:

                                                                        1994         1993
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                            MILLIONS)
    Raw materials and supplies.......................................  $  477          448
    Goods in process.................................................     640          485
    Finished goods...................................................   1,044          784
                                                                       ------       ------
                                                                       $2,161        1,717
                                                                       ======       ======

3.  PROPERTY, PLANT AND EQUIPMENT

     At the end of 1994 and 1993, property, plant and equipment at cost and accumulated depreciation comprised:

                                                                        1994         1993
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                            MILLIONS)
    Land and land improvements.......................................  $  300          276
    Buildings and building equipment.................................   2,521        2,389
    Machinery and equipment..........................................   4,102        3,454
    Construction in progress.........................................     732          664
                                                                       ------       ------
                                                                        7,655        6,783
    Less accumulated depreciation....................................   2,745        2,377
                                                                       ------       ------
                                                                       $4,910        4,406
                                                                       ======       ======

     The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1994, 1993 and 1992 was $44, $48 and $53 million, respectively.

     Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income.

4.  INTANGIBLE ASSETS

     At the end of 1994 and 1993, intangible assets, consisting primarily of patents and goodwill, comprised:

                                                                        1994         1993
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                            MILLIONS)
    Intangible assets................................................  $2,667        1,255
    Less accumulated amortization....................................     264          330
                                                                       ------       ------
                                                                       $2,403          925
                                                                       ======       ======

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     The increase in intangible assets is due primarily to the acquisition of businesses during 1994. See page 38 for additional information.

5.  BORROWINGS

     The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.0 billion, including $1,175 million of credit commitments with various worldwide banks, $900 million of which expire on October 6, 1995 and $275 million on December 31, 1995. Borrowings under the credit line agreements will bear interest based on either bids provided by the banks or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit rates, plus applicable margins. Commitment fees under the agreements are not material.

     Long-term debt comprised:

                                                                     EFF.                  EFF.
                                                           1994      RATE        1993      RATE
                                                          ------     ----       ------     -----
                                                                   (DOLLARS IN MILLIONS)
8.72% Debentures due 2024...............................  $  300     8.72%          --        --
8 1/2% Notes due 1995...................................     250     8.50          250      8.50
6.73% Debentures due 2023...............................     250     6.73          250      6.73
7 3/8% Eurodollar Notes due 1997........................     200     7.40           --        --
8% Notes due 1998.......................................     200     7.97          200      7.97
7 3/8% Notes due 2002...................................     198     7.46          198      7.46
8.25% Eurodollar Notes due 2004.........................     198     8.24           --        --
9% European Currency Unit Notes due 1997(1).............     185     6.80          167      6.82
7.38% to 8.38% Medium Term Notes due 1993 -- 8..........     160     8.23          250      7.89
11 1/4% Italian Lire Notes due 1998(1)..................     125     5.53           --        --
5 3/8% Swiss Franc Notes due 1997(1)....................     117     5.31           --        --
8.82% Italian Lire Notes due 2003(1)....................      94     4.07           89      2.86
Industrial Revenue Bonds................................      73     4.87           81      4.18
4 1/2% Currency Indexed Notes due 1998(1)...............      66     4.08           73      2.82
Floating Rate Medium Term Notes due 1994................      --       --          150      2.87
7% Swiss Franc Notes due 1994(1)........................      --       --          101      2.46
Other, principally international........................      44       --           37        --
                                                          ------                ------
                                                           2,460                 1,846
Less current portion....................................     261                   353
                                                          ------                ------
                                                          $2,199                 1,493
                                                          ======                ======

- ---------------
(1) These debt issues include the effect of foreign currency movements in the principal amounts shown. Such debt was converted to fixed or floating rate U.S. dollar liabilities via interest rate and currency swaps. Unrealized gains (losses) on the currency swaps are not included in the basis of the related debt transactions which such swaps hedge and are classified in the balance sheet as other assets (liabilities). Also, see Note 17.

     In 1994, the Company filed a shelf registration with the Securities and Exchange Commission, and in combination with $585 million remaining from a prior shelf registration, initiated a third series of its Medium Term Note Program
(MTN) for the issuance of up to $2,585 million of unsecured debt securities and warrants to purchase debt securities. No MTN's were issued during 1994, while $150 million of MTN's were issued in 1993. In addition, in 1994, the Company issued $300 million of 8.72% Debentures due 2024 from the

                       JOHNSON & JOHNSON AND SUBSIDIARIES
shelf registration and $127.5 million equivalent of 11.25% Italian Lire Notes due 1998, $116.4 million equivalent of 5.375% Swiss Franc Bonds due 1997, $200 million 7.375% Eurodollar Notes due 1997 and $200 million 8.25% Eurodollar Notes due 2004. The proceeds were used for general corporate purposes, including the retirement of commercial paper and financing acquisitions. At January 1, 1995, the Company had $2,285 million remaining on its shelf registration.

     Short-term borrowings amounted to $899 million at the end of 1994. These borrowings are composed of $295 million of U.S. commercial paper, $250 million equivalent 8.5% Notes due 1995, $354 million of local borrowings principally by international subsidiaries.

     Interest rates on the Industrial Revenue Bonds vary from 5% to 6%, while rates on other long-term obligations vary from 2% to 16% according to local conditions.

     Aggregate maturities of long-term obligations for each of the next five years commencing in 1995 are:

                  1995     1996     1997     1998     1999
                  ----     ----     ----     ----     ---
                           (DOLLARS IN MILLIONS)
                  $261      116      509      466      15

6.  INCOME TAXES

     The provision for taxes on income consist of:

                                                                    1994     1993     1992
                                                                    ----     ----     ----
                                                                    (DOLLARS IN MILLIONS)
    Currently payable:
      U.S. taxes on domestic income...............................  $318      190      179
      U.S. taxes on international income..........................   (30)      (1)     (14)
      International taxes.........................................   404      345      403
      U.S. state and local taxes..................................    49       30       22
                                                                    ----     ----     ----
                                                                     741      564      590
                                                                    ----     ----     ----

    Deferred:
      U.S. taxes..................................................   (36)     (26)     (29)
      International taxes.........................................   (30)       7       21
                                                                    ----     ----     ----
                                                                     (66)     (19)      (8)
                                                                    ----     ----     ----
                                                                    $675      545      582
                                                                    ====     ====     ====

     Deferred taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes and relate primarily to employee benefits, depreciation and other valuation allowances.

     Effective December 30, 1991, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of $35 million, or $.05 per share, is reported as a one-time charge in the 1992 Consolidated Statement of Earnings. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. The standard required a change from the deferred to the liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     Temporary differences and carryforwards for 1994 are as follows:

                                                                                DEFERRED TAX
                                                                            --------------------
                                                                            ASSET      LIABILITY
                                                                            ------     ---------
                                                                            (DOLLARS IN MILLIONS)
Postretirement benefits...................................................  $  255          --
Postemployment benefits...................................................     104          --
Employee benefit plans....................................................      93          --
Depreciation..............................................................      --         214
Non-deductible intangibles................................................      --         157
Alternative minimum tax credits...........................................     101          --
International R&D capitalized for tax.....................................      81          --
Reserves & liabilities....................................................     286          --
Income reported for tax purposes..........................................     112          --
Miscellaneous international...............................................      65         157
Miscellaneous U.S.........................................................     237         126
                                                                            ------      ------
     Total deferred income taxes..........................................  $1,334         654
                                                                            ======      ======

     A comparison of income tax expense at the federal statutory rate of 35% in 1994 and 1993, and 34% in 1992 to the Company's effective tax rate is as follows:

                                                                   1994       1993       1992
                                                                  ------     ------     ------
                                                                     (DOLLARS IN MILLIONS)
Earnings before taxes on income:
  U.S...........................................................  $1,317      1,006        863
  International.................................................   1,364      1,326      1,344
                                                                  ------     ------     ------
  Worldwide.....................................................  $2,681      2,332      2,207
                                                                  ======     ======     ======
Statutory taxes.................................................  $  938        816        750
Tax Rates:
  Statutory.....................................................    35.0%      35.0%      34.0%
  Puerto Rico & Ireland operations..............................    (9.2)      (9.7)      (9.6)
  Research tax credits..........................................    (0.5)      (0.7)      (0.3)
  Domestic state and local......................................     1.2        0.8        0.7
  International subsidiaries excluding Ireland..................    (1.8)      (2.4)       0.7
  All other.....................................................     0.5        0.4        0.9
                                                                  ------     ------     ------
Effective tax rate..............................................    25.2%      23.4%      26.4%
                                                                  ======     ======     ======

     The increase in the 1994 worldwide effective tax rate was primarily due to the increase in income subject to tax in the United States.

     For 1994, the Company has subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

7.  INTERNATIONAL CURRENCY TRANSLATION

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

     An analysis of the changes during 1994 and 1993 in the separate component of stockholders' equity for cumulative currency translation adjustments follows:

                                                                        1994         1993
                                                                        -----       ------
                                                                      (DOLLARS IN MILLIONS)
    Beginning of year.................................................  $(338)        (146)
    Translation adjustments...........................................    303         (192)
                                                                        -----        -----
    End of year.......................................................  $ (35)        (338)
                                                                        =====        =====

     Net currency transaction and translation gains and losses included in other expense were after-tax losses (gains) of $4, $5 and $(12) million in 1994, 1993 and 1992, respectively, incurred principally in Latin America.

8.  INTERNATIONAL SUBSIDIARIES

     The following amounts are included in the consolidated financial statements for international subsidiaries:

                                                                        1994         1993
                                                                       ------       ------
                                                                      (DOLLARS IN MILLIONS)
    Current assets...................................................  $3,702        3,049
    Current liabilities..............................................   1,970        1,693
    Net property, plant and equipment................................   1,893        1,619
    Parent company equity in net assets..............................   4,514        3,563
    Excess of parent company equity over investments.................   4,030        3,093

     International sales to customers were $7,922, $6,935 and $6,850 million for 1994, 1993 and 1992, respectively.

9.  RENTAL EXPENSE AND LEASE COMMITMENTS

     Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $276 million in 1994, $254 million in 1993 and $259 million in 1992.

     The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at January 1, 1995 are:

                                                      AFTER
         1995     1996     1997     1998     1999     2000      TOTAL
         ----     ----     ----     ----     ----     -----     -----
                                 (DOLLARS IN MILLIONS)
         $103      83       50       32       21        67        356

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     Commitments under capital leases are not significant.

10.  COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

     The Company has stock option plans which provide for the granting of options to certain officers and employees to purchase shares of its common stock within prescribed periods at prices equal to the fair market value on the date of grant. Share activity during 1994 and 1993 under the Company's stock option plans is summarized below:

                                                                        1994         1993
                                                                      --------     --------
                                                                      (SHARES IN THOUSANDS,
                                                                         PRICE PER SHARE)
    Held at beginning of year by 3,304 employees (1993-3,002).......    34,995       26,986
    Granted to 1,850 employees (1993-2,578).........................     5,709       11,272
                                                                      --------     --------
                                                                        40,704       38,258
    Exercised (1992-3,928)..........................................    (3,169)      (2,182)
    Cancelled or expired............................................    (1,263)      (1,081)
                                                                      --------     --------
    Held at end of year by 3,591 employees (1993-3,304).............    36,272       34,995
                                                                      ========      =======
    Shares exercisable, end of year (1992-11,947)...................    14,566       13,880
                                                                      ========      =======
    Shares available for future grants, end of year (1992-19,693)...     4,125        8,883
                                                                      ========      =======
    Price range of options exercised (1992-$7.39 to $35.66).........  $8.85 to      8.85 to
                                                                      $  50.28        35.66
                                                                      ========      =======
    Price range of options held, end of year........................  $8.91 to      8.85 to
                                                                      $  57.75        57.75
                                                                      ========      =======

     At year-end, the Company was obligated to deliver, over a period of not more than two years, 115 thousand shares of common stock (1993-298) in performance of outstanding stock compensation agreements with 1,944 employees (1993-6,930).

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

13.  RETIREMENT AND PENSION PLANS

     The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide.

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

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has pension plans which are underfunded.

     Net pension expense for the Company's defined benefit plans for 1994, 1993 and 1992 included the following components:

                                                                   1994      1993     1992
                                                                   -----     ----     ----
                                                                    (DOLLARS IN MILLIONS)
    Service cost-benefits earned during period...................  $ 120      109      110
    Interest cost on projected benefit obligations...............    188      168      163
    Actual return on plan assets.................................     (3)    (350)    (163)
    Net amortization and deferral................................   (199)     149      (31)
    Curtailment losses(gains)....................................      1       (5)      --
                                                                   -----     ----     ----
    Net periodic pension cost....................................  $ 107       71       79
                                                                   =====     ====     ====

     The net periodic pension cost attributable to domestic plans and included above was $49 million in 1994, $27 million in 1993 and $36 million in 1992.

     The following tables provide the domestic assumptions and range of international assumptions, which are based on the economic environment of each applicable country, used to develop net periodic pension cost and the actuarial present value of projected benefit obligations:

    DOMESTIC PENSION PLANS                                            1994     1993     1992
    ----------------------                                            ----     ----     ----
    Expected long-term rate of return on plan assets................  9.0 %    9.0%     9.5%
    Weighted average discount rate..................................  8.75     7.5      8.5
    Rate of increase in compensation levels.........................  5.5      5.5      7.0

    INTERNATIONAL PENSION PLANS                               1994        1993         1992
    ---------------------------                             --------     -------     --------
    Expected long-term rate of return on plan assets......  5.0-10.0%    5.0-9.5%    5.0-11.0%
    Weighted average discount rates.......................  4.5-10.0     4.5-9.5     5.0-11.0
    Rate of increase in compensation levels...............   3.0-7.0     3.0-6.5      3.5-8.0

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1994 and 1993 for the Company's defined benefit plans:

                                                                        YEAR-END 1994
                                                                ------------------------------
                                                                               INTERNATIONAL
                                                                             -----------------
                                                                             OVER-      UNDER-
                                                                DOMESTIC     FUNDED     FUNDED
                                                                --------     ------     ------
                                                                    (DOLLARS IN MILLIONS)
    Plan assets at fair value, primarily stocks and bond......   $1,540        814          22
                                                                 ------      -----      ------
    Actuarial present value of benefit obligations:
      Vested benefits.........................................    1,349        519         158
      Nonvested benefits......................................       17         33          26
    Accumulated benefit obligation............................    1,366        552         184
    Effect of projected future salary increases...............      208        186          38
    Projected benefit obligation..............................    1,574        738         222
                                                                    (34)        76        (200)
    Unrecognized prior service cost...........................       70         28           4
    Unrecognized net (gain) loss..............................     (273)        17           1
    Unamortized net transition (assets) liabilities...........      (24)       (79)         10
    Additional minimum liability..............................      (12)        --          (7)
    Net pension (liability) asset included in the balance
      sheet...................................................   $ (273)        42        (192)

                                                                        YEAR-END 1993
                                                                ------------------------------
                                                                               INTERNATIONAL
                                                                             -----------------
                                                                             OVER-      UNDER-
                                                                DOMESTIC     FUNDED     FUNDED
                                                                --------     ------     ------
                                                                    (DOLLARS IN MILLIONS)
    Plan assets at fair value, primarily stocks and bond......   $1,659        719          38
    Actuarial present value of benefit obligations:
         Vested benefits......................................    1,313        435         142
         Nonvested benefits...................................       20          7          32
    Accumulated benefit obligation............................    1,333        442         174
    Effect of projected future salary increases...............      349        153          63
    Projected benefit obligation..............................    1,682        595         237
                                                                    (23)       124        (199)
    Unrecognized prior service cost...........................      132         22           3
    Unrecognized net (gain) loss..............................     (298)        14          (1)
    Unamortized net transition (assets) liabilities...........      (30)       (92)         21
    Additional minimum liability..............................      (16)        --          (4)
    Net pension (liability) asset included in the balance
      sheet...................................................   $ (235)        68        (180)

14.  SAVINGS PLAN

     The Company has a voluntary 401(k) savings plan designed to enhance the existing retirement program covering eligible domestic employees. The Company matches 75% of each employee's contributions, with the match percentage applying to a maximum of 6% of base salary.

     One-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase

                       JOHNSON & JOHNSON AND SUBSIDIARIES
shares of Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of stockholders' equity.

     Company contributions to the savings plan were $41 million in 1994, $42 million in 1993 and $40 million in 1992.

15.  OTHER POSTRETIREMENT BENEFITS

     The Company provides postretirement benefits, primarily health care, to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

     Effective December 30, 1991, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires accrual accounting for these benefits rather than accounting for them on a cash basis. Upon adoption, the Company elected to record the accumulated obligation of $549 million ($340 million after-tax or $.52 per share) as a one-time charge against earnings in the form of a cumulative effect of an accounting change.

     The net periodic postretirement benefit costs for retirees included the following components:

                                                                       1994    1993    1992
                                                                       ----    ----    ----
                                                                      (DOLLARS IN MILLIONS)
    Service cost-benefits earned during the current year.............  $16      18      19
    Interest cost on accumulated postretirement benefit obligation...   44      57      49
    Actual return on plan assets.....................................   --      (4)     (4)
    Net amortization and deferral....................................   (3)     (1)     --
                                                                       ---     ---     ---
    Net periodic postretirement benefit cost.........................  $57      70      64
                                                                       ===     ===     ===

     The plans' status as of year-end 1994 and 1993 was as follows:

                                                                            YEAR-END
                                                                        -----------------
                                                                        1994         1993
                                                                        ----         ----
                                                                      (DOLLARS IN MILLIONS)
    Accumulated postretirement benefit obligation:
      Retirees........................................................  $344          320
      Fully eligible active participants..............................    62          148
      Other active participants.......................................   100          164
                                                                        ----         ----
    Accumulated postretirement benefit obligation.....................   506          632
    Life insurance plan assets at fair value..........................    36           39
                                                                        ----         ----
    Accumulated postretirement benefit obligation in excess of plans'
      assets..........................................................   470          593
                                                                        ----         ----
    Unrecognized net gain.............................................   188           37
    Unrecognized prior service cost...................................     5           12
                                                                        ----         ----
    Accrued postretirement benefit cost...............................  $663          642
                                                                        ====         ====

     The postretirement benefit obligation was determined by application of the terms of the various plans, together with relevant actuarial assumptions. Health care cost trends are projected at annual rates grading from 11% for employees under age 65 and 8% for employees over age 65 down to 5% for both groups by the year 2006 and beyond. The effect of a 1% annual increase in these assumed cost trend rates would increase the

                       JOHNSON & JOHNSON AND SUBSIDIARIES
accumulated postretirement benefit obligation at year-end by $66 million and the service and interest cost components of the net periodic postretirement benefit cost for 1994 by a total of $9 million.

     Assumptions used to develop net periodic postretirement benefit cost and the actuarial present value of projected postretirement benefit obligations were as follows:

                                                                       1994     1993    1992
                                                                       ----     ----    ----
                                                                       (DOLLARS IN MILLIONS)
    Expected long-term rate of return on plan assets.................  9.0 %    9.0%    9.5%
    Weighted average discount rate...................................  8.75     7.5     8.5
    Rate of increase in compensation levels..........................  5.5      5.5     7.0

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

17.  FINANCIAL INSTRUMENTS

  Derivative Financial Instrument Risk

     The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange. The Company does not enter into financial instruments for trading or speculative purposes.

     The Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counter-parties to these contracts are major financial institutions and the Company does not have significant exposure to any one counter-party. Management believes that risk of loss is remote and in any event would be immaterial.

  Interest Rate Risk Management

     The Company uses interest rate and currency swaps to manage interest rate risk related to borrowing. Interest rate and currency swap agreements which hedge third party debt issues mature with these borrowings and are described in
Note 5.

     Forward rate agreements are used by the Company to fix the rates received on short-term floating-rate investments and mature within 1 year.

     The following table illustrates the notional amounts outstanding, maturity dates, and the weighted average receive and pay rates of interest rate hedge agreements by type. (Notional amounts provide an

                       JOHNSON & JOHNSON AND SUBSIDIARIES
indication of the extent of the Company's involvement in such agreements but do not represent its exposure to market risk.)

                                                                        1994
                                                   ----------------------------------------------
                                                                               WEIGHTED AVG. RATE
                                                   NOTIONAL      MATURITY      ------------------
    (Dollars in Millions)                          AMOUNTS         DATE        RECEIVE        PAY
    ---------------------------------------------------------------------------------------------
    Interest rate and currency swaps
         Pay variable(1)........................     $116          1997          5.4%         5.8%
                                                      193          1998          9.0          5.2
                                                       95          2003          8.8          4.3
         Pay fixed..............................     $188          1997          9.0          6.8
    Forward rate agreements.....................     $628          1995          6.8%         6.0%

- ---------------
(1) Variable rates are primarily indexed to the Federal Reserve H.15 30 day commercial paper rate.

     Interest expense under these agreements, and the respective debt instruments that they hedge, are recorded at the net effective interest rate of the hedged transactions.

  Foreign Exchange Risk Management

     The Company enters into forward exchange contracts to hedge product costs and revenues that are denominated in foreign currencies and currency swaps to hedge foreign currency denominated debt. These hedging instruments are classified consistent with the item being hedged.

     The Company enters into various types of foreign exchange contracts maturing within five years and almost always acts as a buyer. The Company has forward exchange contracts outstanding at year-end in various currencies principally in U.S. Dollars, Japanese Yen and German Marks. In addition, the Company has currency swaps outstanding principally in Swiss Francs, Italian Lire and British Pounds. Deferred unrealized gains and losses, based on dealer-quoted prices, from hedging firm commitments are presented in the following table:

                                                                             1994
                                                                 -----------------------------
                                                                 NOTIONAL
                                                                 AMOUNTS      GAINS     LOSSES
                                                                 --------     -----     ------
                                                                     (DOLLARS IN MILLIONS)
    Forwards...................................................   $1,605        19        30
    Currency swaps.............................................    1,714        13        13

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

                       JOHNSON & JOHNSON AND SUBSIDIARIES

     The estimated fair value of the Company's financial instruments are as follows:

                                                            1994                    1993
                                                     -------------------     -------------------
                                                     CARRYING      FAIR      CARRYING      FAIR
                                                      AMOUNT      VALUE       AMOUNT      VALUE
                                                     --------     ------     --------     ------
                                                                (DOLLARS IN MILLIONS)
    Nonderivatives
      Cash and cash equivalents....................   $  636         636         372         372
      Marketable securities -- current.............       68          68         104         109
      Marketable securities -- non-current.........      354         354         437         440
      Long-term investments(1).....................      147         149          41         103
      Long-term debt...............................    2,460       2,387       1,846       1,934
    Derivatives
      Other assets (liabilities):
         Currency swaps (net)......................       --          --          --          13
         Forwards (net)............................       --         (11)         --          44
         Forward rate agreements...................       --           5          --          --
         Interest and currency swap agreements
           related to debt.........................        5         (13)         24          (3)

- ---------------
(1) Included in other assets on the balance sheet.

     The carrying amounts in the table are included in the statement of financial position under the indicated captions.

     Effective January 3, 1994, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments subject to this standard are required to be carried at fair value, unless they are held to maturity. There was no effect on income as a result of adopting SFAS No. 115.

     The fair value of investment securities classified as available for sale, totaled $151 million at January 1, 1995, which exceeded the carrying amount by $58 million. This unrealized gain was credited to stockholders' equity net of deferred income taxes of $20 million. These investment securities are included in marketable securities current ($17 million) and other assets ($134 million) on the balance sheet. All other investments are classified as held to maturity and carried at amortized cost.

  Concentration of Credit Risk

     The Company invests its excess cash in both deposits with major banks throughout the world and other high quality short-term liquid money market instruments (commercial paper, government and government agency notes and bills, etc.). The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. These investments generally mature within six months and the Company has not incurred any related losses.

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

                       JOHNSON & JOHNSON AND SUBSIDIARIES

18.  ACQUISITIONS AND DIVESTITURES

     During 1994 and 1993, certain businesses were acquired for $1,932 million and $266 million, respectively. These acquisitions were accounted for by the purchase method and accordingly the results of operations of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

     On September 27, 1994, the Company acquired substantially all of the outstanding shares of the Neutrogena Corporation pursuant to a cash tender offer. On October 3, 1994 the Company consummated a short form merger pursuant to which the remaining shares were acquired. The price, net of cash acquired, was approximately $924 million. Neutrogena Corporation is a manufacturer of high quality skin and hair care products.

     On November 30, 1994 the Company acquired Eastman Kodak's Clinical Diagnostics business, a worldwide supplier of diagnostic products, for $1,008 million.

     The estimated fair market value of net assets acquired in the Neutrogena and Clinical Diagnostics acquisitions is $439 million. The excess of purchase price over the estimated fair value has been allocated to identifiable intangibles ($849 million) and goodwill ($644 million). Identifiable intangibles and goodwill are being amortized on a straight line basis over periods of 15 to 40 years.

     Summarized below are unaudited pro forma combined results of operations for the years ended January 1, 1995 and January 2, 1994 assuming the Neutrogena and Clinical Diagnostics acquisitions occurred at the beginning of each year presented:

                                                                      1994           1993
                                                                    --------       --------
                                                                      (DOLLARS IN MILLIONS
                                                                   (EXCEPT PER SHARE FIGURES)
    Sales.........................................................  $16,414          14,955
    Net earnings..................................................    1,980           1,770
    Net earnings per share........................................     3.08            2.72

     The unaudited pro forma combined results of operations are not necessarily indicative of the results of operations that would have occurred had the businesses actually been combined during the periods presented; nor is this information indicative of future combined results of operations.

     The 1993 acquisitions include the purchase of the RoC S.A. group of Companies which market hypo-allergenic skin, body and beauty care products worldwide under the RoC, KEFRANE and KEOPS trademarks from LVMH, Inc. and the ORTHOXICOL line of cough and cold products from Upjohn in Australia.

     In 1994, the Company completed the sales of the Janssen Chimica prepak and bulk chemical supply business and the "A" Company orthodontic supplies business. In addition, the Company sold the ophthalmic pharmaceutical product line of IOLAB Corporation to Ciba Vision for approximately $300 million.

     In 1993, the Company completed the sale of the Sterile Design division of Johnson & Johnson Medical Products, Inc. and the CHUX disposable wiping cloth business in Australia and New Zealand.

     The after-tax gain on the sale of the above businesses, was reinvested in certain base businesses.

19.  PENDING LEGAL PROCEEDINGS

     The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings which accompany such products, it is not feasible to

                       JOHNSON & JOHNSON AND SUBSIDIARIES
predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases for injuries occurring on or before December 31, 1985, it will be substantially covered by insurance.

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

     The Company believes that the above proceedings in the aggregate would not have a material adverse effect on its results of operations, cash flows or financial position.

20.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected unaudited quarterly financial data for the years 1994 and 1993 is summarized below:

                                                                         1994
                                                      -------------------------------------------
                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
                                                     (DOLLARS IN MILLIONS EXCEPT PER SHARE FIGURES)
    Segment sales to customers
      Consumer......................................  $1,279       1,270       1,374       1,328
      Pharmaceutical................................   1,190       1,308       1,347       1,313
      Professional..................................   1,221       1,338       1,317       1,449
    Total sales.....................................   3,690       3,916       4,038       4,090
    Gross margin....................................   2,509       2,629       2,674       2,623
    Earnings before provision for taxes on income...     736         762         713         470
    Net earnings....................................     544         559         525         378
      Net earnings per share........................  $  .85         .86         .82         .59

                                                                         1993
                                                      -------------------------------------------
                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
                                                     (DOLLARS IN MILLIONS EXCEPT PER SHARE FIGURES)
    Segment sales to customers
      Consumer......................................   $1,277       1,184       1,215       1,148
      Pharmaceutical................................    1,112       1,119       1,111       1,148
      Professional..................................    1,171       1,238       1,180       1,235
    Total sales.....................................    3,560       3,541       3,506       3,531
    Gross margin....................................    2,397       2,393       2,318       2,239
    Earnings before provision for taxes on income...      700         670         582         380
    Net earnings....................................      503         495         454         335
      Net earnings per share........................   $  .77         .75         .70         .52

21.  SUBSEQUENT EVENT

     In January 1995, the Company announced that it had agreed in principle to sell the Advanced Materials and Chicopee B.V., Netherlands nonwoven businesses. The decision to divest the nonwoven operations is consistent with the Company's strategy to focus its resources on its primary health care mission. The terms of the agreement have not been finalized. The disposition of Advanced Materials and Chicopee B.V. will not have a material effect on the Company's financial position or operating results.

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

     Coopers & Lybrand L.L.P., independent auditors, is engaged to audit our financial statements. Coopers & Lybrand L.L.P. obtains and maintains an understanding of our internal control structure and conducts such tests and other auditing procedures considered necessary in the circumstances to express the opinion in the report that follows.

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

         RALPH S. LARSEN                  CLARK H. JOHNSON
         Chairman, Board of Directors     Vice President, Finance
         and Chief Executive Officer      and Chief Financial Officer

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of Johnson & Johnson:

     We have audited the consolidated balance sheet of Johnson & Johnson and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statement of earnings, consolidated statement of common stock, retained earnings and treasury stock, and consolidated statement of cash flows for each of the three years in the period ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson & Johnson and subsidiaries as of January 1, 1995 and January 2, 1994, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 6, 15 and 16 to the consolidated financial statements, effective December 30, 1991 the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
January 23, 1995

                       JOHNSON & JOHNSON AND SUBSIDIARIES

SEGMENTS OF BUSINESS(1)

                                                                     SALES TO CUSTOMERS(2)
                                                                -------------------------------
                                                                 1994        1993        1992
                                                                -------     -------     -------
                                                                     (DOLLARS IN MILLIONS)
Consumer-Domestic.............................................  $ 2,692       2,631       2,608
           International......................................    2,559       2,193       2,172
                                                                -------     -------     -------
           Total..............................................    5,251       4,824       4,780
                                                                -------     -------     -------
Pharmaceutical-Domestic.......................................    2,143       1,775       1,652
           International......................................    3,015       2,715       2,688
                                                                -------     -------     -------
           Total..............................................    5,158       4,490       4,340
                                                                -------     -------     -------
Professional-Domestic.........................................    2,977       2,797       2,643
           International......................................    2,348       2,027       1,990
                                                                -------     -------     -------
           Total..............................................    5,325       4,824       4,633
                                                                -------     -------     -------
Worldwide total...............................................  $15,734      14,138      13,753
                                                                =======     =======     =======

                                                OPERATING PROFIT             IDENTIFIABLE ASSETS
                                            ------------------------     ---------------------------
                                             1994     1993     1992       1994      1993      1992
                                            ------   ------   ------     -------   -------   -------
                                                             (DOLLARS IN MILLIONS)
Consumer..................................  $  443      521      501       4,489     3,452     3,359
Pharmaceutical............................   1,669    1,406    1,364       4,756     3,815     3,733
Professional..............................     843      655      598       5,765     4,365     4,216
                                            ------   ------   ------     -------   -------   -------
Segments total............................   2,955    2,582    2,463      15,010    11,632    11,308
Expenses not allocated to
  segments(3).............................    (274)    (250)    (256)
General corporate.........................                                   658       610       576
                                            ------   ------   ------     -------   -------   -------
Worldwide total...........................  $2,681    2,332    2,207      15,668    12,242    11,884
                                            ======   ======   ======     =======   =======   =======

                                               ADDITIONS TO PROPERTY,         DEPRECIATION AND
                                                 PLANT & EQUIPMENT              AMORTIZATION
                                              ------------------------     ----------------------
                                              1994     1993      1992      1994     1993     1991
                                              ----     ----     ------     ----     ----     ----
                                                             (DOLLARS IN MILLIONS)
Consumer....................................  $218      260        273      241      205      191
Pharmaceutical..............................   327      313        317      183      159      151
Professional................................   365      368        462      268      221      191
                                              ----     ----     ------     ----     ----     ----
Segments total..............................   910      941      1,052      692      585      533
General corporate...........................    27       34         51       32       32       27
                                              ----     ----     ------     ----     ----     ----
Worldwide total.............................  $937      975      1,103      724      617      560
                                              ====     ====     ======     ====     ====     ====

GEOGRAPHIC AREAS

                              SALES TO CUSTOMERS(2)             OPERATING PROFIT              IDENTIFIABLE ASSETS
                          -----------------------------    --------------------------    -----------------------------
                           1994       1993       1992       1994      1993      1992      1994       1993       1992
                          -------    -------    -------    ------    ------    ------    -------    -------    -------
                                                             (DOLLARS IN MILLIONS)
United States..........   $ 7,812      7,203      6,903     1,534     1,209     1,052      8,430      6,252      6,102
Europe.................     4,504      4,024      4,246     1,050     1,036     1,125      4,271      3,625      3,430
Western Hemisphere
  excluding U.S........     1,511      1,325      1,206       173       156       132        970        742        805
Africa, Asia and
  Pacific..............     1,907      1,586      1,398       198       181       154      1,339      1,013        971
                          -------    -------    -------    ------    ------    ------    -------    -------    -------
Segments total.........    15,734     14,138     13,753     2,955     2,582     2,463     15,010     11,632     11,308
                          -------    -------    -------    ------    ------    ------    -------    -------    -------
Expenses not allocated
  to segments(3).......                                      (274)     (250)     (256)
General corporate......                                                                      658        610        576
                          -------    -------    -------    ------    ------    ------    -------    -------    -------
Worldwide total........   $15,734     14,138     13,753     2,681     2,332     2,207     15,668     12,242     11,884
                          =======    =======    =======    ======    ======    ======    =======    =======    =======

- ---------------
(1) See Management's Discussion and Analysis, pages 26 to 28, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.

(3) Expenses not allocated to segments include interest expense, minority interests and general corporate income and expense.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

              SUMMARY OF OPERATIONS AND STATISTICAL DATA 1984-1994

                                                                 1994        1993        1992
                                                                -------     -------     -------
                                                                     (DOLLARS IN MILLIONS
                                                                   EXCEPT PER SHARE FIGURES)
Sales to customers -- Domestic................................  $ 7,812       7,203       6,903
Sales to customers -- International...........................    7,922       6,935       6,850
                                                                -------     -------     -------
Total sales...................................................   15,734      14,138      13,753
                                                                -------     -------     -------
Cost of products sold.........................................    5,299       4,791       4,678
Selling, marketing and administrative expenses................    6,350       5,771       5,671
Research expense..............................................    1,278       1,182       1,127
Permanent impairment of certain assets and operations in Latin
  America.....................................................       --          --          --
Redirection charges...........................................       --          --          --
Interest income...............................................      (60)        (80)        (93)
Interest expense, net of portion capitalized..................      142         126         124
Other expense (income), net...................................       44          16          39
                                                                -------     -------     -------
                                                                 13,053      11,806      11,546
                                                                -------     -------     -------
Earnings before provision for taxes on income.................    2,681       2,332       2,207
Provision for taxes on income.................................      675         545         582
                                                                -------     -------     -------
Earnings before cumulative effect of accounting changes.......    2,006       1,787       1,625
Cumulative effect of accounting changes (net of tax)..........       --          --        (595)
                                                                -------     -------     -------
Net earnings..................................................  $ 2,006       1,787       1,030
                                                                -------     -------     -------
Percent of sales to customers.................................     12.7        12.6         7.5 (1)
Net earnings per share of common stock........................  $  3.12        2.74        1.56
Percent return on average stockholders' equity................     31.6        33.3        19.1 (1)

Percent increase (decrease) over previous year:
Sales to customers............................................     11.3         2.8        10.5
Net earnings per share........................................     13.9        75.6 (1)   (28.8)(1)

Supplementary expense data:
Cost of materials and services(5).............................  $ 7,952       7,033       6,857
Total employment costs........................................    4,282       4,066       4,044
Depreciation and amortization.................................      724         617         560
Maintenance and repairs(6)....................................      217         202         210
Total tax expense(7)..........................................    1,142         968       1,000
Total tax expense per share(7)................................     1.78        1.49        1.52

Supplementary balance sheet data:
Property, plant and equipment, net............................  $ 4,910       4,406       4,115
Additions to property, plant and equipment....................      937         975       1,103
Total assets..................................................   15,668      12,242      11,884
Long-term debt................................................    2,199       1,493       1,365

Common stock information:
Dividends paid per share......................................  $  1.13        1.01         .89
Stockholders' equity per share................................  $ 11.08        8.66        7.89
Market price per share (year-end close).......................  $54 3/4      44 7/8      50 1/2
Average shares outstanding (millions).........................    643.1       651.7       659.5
Stockholders of record (thousands)............................    104.7        96.1        84.1
Employees (thousands).........................................     81.5        81.6        84.9

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                                                                 1991        1990        1989
                                                                -------     -------     -------
                                                                     (DOLLARS IN MILLIONS
                                                                EXCEPT PER SHARE FIGURES)
Sales to customers -- Domestic................................  $ 6,248       5,427       4,881
Sales to customers -- International...........................    6,199       5,805       4,876
                                                                -------     -------     -------
Total sales...................................................   12,447      11,232       9,757
                                                                -------     -------     -------
Cost of products sold.........................................    4,204       3,937       3,480
Selling, marketing and administrative expenses................    5,099       4,469       3,897
Research expense                                                    980         834         719
Permanent impairment of certain assets and operations in Latin
  America.....................................................       --         104          --
Redirection charges...........................................       --          --          --
Interest income...............................................      (88)        (98)        (87)
Interest expense, net of portion capitalized..................      129         201(4)      141
Other expense (income), net...................................       85         162          93
                                                                -------     -------     -------
                                                                 10,409       9,609       8,243
                                                                -------     -------     -------
Earnings before provision for taxes on income.................    2,038       1,623       1,514
Provision for taxes on income.................................      577         480         432
                                                                -------     -------     -------
Earnings before cumulative effect of accounting changes.......    1,461       1,143       1,082
Cumulative effect of accounting changes (net of tax)..........       --          --          --
                                                                -------     -------     -------
Net earnings..................................................  $ 1,461       1,143       1,082
                                                                -------     -------     -------
Percent of sales to customers.................................     11.7        10.2(2)     11.1
Net earnings per share of common stock........................  $  2.19        1.72        1.62
Percent return on average stockholders' equity................     27.8        25.3(2)     28.3
Percent increase (decrease) over previous year:
Sales to customers............................................     10.8        15.1         8.4
Net earnings per share........................................     27.3(2)      6.2(2)     13.3
Supplementary expense data:
Cost of materials and services(5).............................  $ 6,329       5,728       4,908
Total employment costs........................................    3,507       3,195       2,871
Depreciation and amortization.................................      493         474         414
Maintenance and repairs(6)....................................      203         185         193
Total tax expense(7)..........................................      966         825         708
Total tax expense per share(7)................................     1.45        1.24        1.06
Supplementary balance sheet data:
Property, plant and equipment, net............................  $ 3,667       3,247       2,846
Additions to property, plant and equipment....................      987         830         750
Total assets..................................................   10,513       9,506       7,919
Long-term debt................................................    1,301       1,316       1,170
Common stock information:
Dividends paid per share......................................  $   .77         .66         .56
Stockholders' equity per share................................  $  8.44        7.36        6.23
Market price per share (year-end close).......................  $57 1/4      35 7/8      29 5/8
Average shares outstanding (millions).........................    666.1       666.1       666.2
Stockholders of record (thousands)............................     69.9        64.6        60.5
Employees (thousands).........................................     82.7        82.2        83.1

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                                                                 1988        1987        1986
                                                                -------     -------     -------
                                                                     (DOLLARS IN MILLIONS
                                                                   EXCEPT PER SHARE FIGURES)
Sales to customers -- Domestic................................  $ 4,576       4,167       3,972
Sales to customers -- International...........................    4,424       3,845       3,031
                                                                -------     -------     -------
Total sales...................................................    9,000       8,012       7,003
                                                                -------     -------     -------
Cost of products sold.........................................    3,292       2,958       2,632
Selling, marketing and administrative expenses................    3,630       3,228       2,868
Research expense..............................................      674         617         521
Permanent impairment of certain assets and operations in Latin
  America.....................................................       --          --          --
Redirection charges...........................................       --          --         540
Interest income...............................................      (72)        (95)       (100)
Interest expense, net of portion capitalized..................      104         116          66
Other expense (income), net...................................      (24)         (5)         85
                                                                -------     -------     -------
                                                                  7,604       6,819       6,612
                                                                -------     -------     -------
Earnings before provision for taxes on income.................    1,396       1,193         391
Provision for taxes on income.................................      422         360          61
                                                                -------     -------     -------
Earnings before cumulative effect of accounting changes.......      974         833         330
Cumulative effect of accounting changes (net of tax)..........       --          --          --
                                                                -------     -------     -------
Net earnings..................................................  $   974         833         330
                                                                -------     -------     -------
Percent of sales to customers.................................     10.8        10.4         4.7(3)
Net earnings per share of common stock........................  $  1.43        1.21         .46
Percent return on average stockholders' equity................     27.9        26.4        10.7(3)

Percent increase (decrease) over previous year:
Sales to customers............................................     12.3        14.4         9.1
Net earnings per share........................................     18.2          --(3)    (45.2)(3)
Supplementary expense data:
Cost of materials and services(5).............................  $ 4,528       4,030       3,642
Total employment costs........................................    2,639       2,388       2,091
Depreciation and amortization.................................      391         356         291
Maintenance and repairs(6)....................................      191         180         170
Total tax expense(7)..........................................      678         591         284
Total tax expense per share(7)................................     1.00         .86         .40

Supplementary balance sheet data:
Property, plant and equipment, net............................  $ 2,493       2,250       1,916
Additions to property, plant and equipment....................      664         515         446
Total assets..................................................    7,119       6,546       5,877
Long-term debt................................................    1,166         733         242

Common stock information:
Dividends paid per share......................................  $   .48         .40         .34
Stockholders' equity per share................................  $  5.26        5.06        4.09
Market price per share (year-end close).......................  $21 1/4      18 3/4      16 7/8
Average shares outstanding (millions).........................    681.2       690.3       713.6
Stockholders of record (thousands)............................     54.5        51.2        52.1
Employees (thousands).........................................     81.3        78.2        77.1

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                                                                            1985         1984
                                                                           ------       ------
                                                                          (DOLLARS IN MILLIONS
                                                                            EXCEPT PER SHARE
                                                                                FIGURES)
Sales to customers -- Domestic...........................................  $3,990        3,736
Sales to customers -- International......................................   2,431        2,389
                                                                           ------       ------
Total sales..............................................................   6,421        6,125
                                                                           ------       ------
Cost of products sold....................................................   2,592        2,485
Selling, marketing and administrative expenses...........................   2,516        2,488
Research expense.........................................................     471          421
Permanent impairment of certain assets and operations in Latin America...      --           --
Redirection charges......................................................      --           --
Interest income..........................................................    (107)         (84)
Interest expense, net of portion capitalized.............................      46           51
Other expense (income), net..............................................       4            9
                                                                           ------       ------
                                                                            5,522        5,370
                                                                           ------       ------
Earnings before provision for taxes on income............................     899          755
Provision for taxes on income............................................     285          240
                                                                           ------       ------
Earnings before cumulative effect of accounting changes..................     614          515
Cumulative effect of accounting changes (net of tax).....................      --           --
                                                                           ------       ------
Net earnings.............................................................  $  614          515
                                                                           ------       ------
Percent of sales to customers............................................     9.6          8.4
Net earnings per share of common stock...................................  $  .84          .69
Percent return on average stockholders' equity...........................    19.5         17.3

Percent increase (decrease) over previous year:
Sales to customers.......................................................     4.8          2.5
Net earnings per share...................................................    21.7          7.8

Supplementary expense data:
Cost of materials and services(5)........................................  $3,274        3,155
Total employment costs...................................................   1,941        1,936
Depreciation and amortization............................................     262          234
Maintenance and repairs(6)...............................................     133          124
Total tax expense(7).....................................................     466          418
Total tax expense per share(7)...........................................     .64          .56

Supplementary balance sheet data:
Property, plant and equipment, net.......................................  $1,840        1,721
Additions to property, plant and equipment...............................     366          366
Total assets.............................................................   5,095        4,541
Long-term debt...........................................................     185          225

Common stock information:
Dividends paid per share.................................................  $  .32          .29
Stockholders' equity per share...........................................  $ 4.58         4.01
Market price per share (year-end close)..................................  $13 1/8           9
Average shares outstanding (millions)....................................   731.5        749.6
Stockholders of record (thousands).......................................    53.5         53.8
Employees (thousands)....................................................    74.9         74.2

- ---------------

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

                                                                        APPENDIX
                                                                     PAGE 1 OF 5

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                    CHART 1
                                 GRAPH PAGE F-1

                               SALES TO CUSTOMERS
                              MILLIONS OF DOLLARS
                               1985 THROUGH 1994

     Bar graph showing ten years of sales to customers. Each bar depicts total sales for the year. Each bar is color coded to show domestic and international sales as a piece of the whole.

     Bar graph points:

         DOMESTIC     INTERNATIONAL     WORLDWIDE
YEAR      SALES           SALES           SALES
- -----    --------     -------------     ---------
1985      $3,990         $2,431          $ 6,421
1986       3,972          3,031            7,003
1987       4,167          3,845            8,012
1988       4,576          4,424            9,000
1989       4,881          4,876            9,757
1990       5,427          5,805           11,232
1991       6,248          6,199           12,447
1992       6,903          6,850           13,753
1993       7,203          6,935           14,138
1994       7,812          7,922           15,734

                                    CHART 2
                                 GRAPH PAGE F-2

                                  NET EARNINGS
                              MILLIONS OF DOLLARS
                               1985 THROUGH 1994

     Bar graph showing ten years of net earnings.

     Bar graph points:

           NET
YEAR     EARNINGS
- -----    --------
1985      $  614
1986         330
1987         833
1988         974
1989       1,082
1990       1,143
1991       1,461
1992       1,030
1993       1,787
1994       2,006

                                                                        APPENDIX
                                                                     PAGE 2 OF 5

                                    CHART 3
                                 GRAPH PAGE F-3

            NET EARNINGS PER SHARE AND CASH DIVIDENDS PAID PER SHARE
                               DOLLARS PER SHARE
                               1985 THROUGH 1994

     Bar graph showing ten years of net earnings per share. Additionally, cash dividends paid per share each year is shown on each bar in a different color.

     Bar graph points:

         NET EARNINGS     CASH DIVIDENDS
YEAR      PER SHARE       PAID PER SHARE
- -----    ------------     --------------
 1985       $  .84            $  .32
 1986          .46               .34
 1987         1.21               .40
 1988         1.43               .48
 1989         1.62               .56
 1990         1.72               .66
 1991         2.19               .77
 1992         1.56               .89
 1993         2.74              1.01
 1994         3.12              1.13

                                    CHART 4
                               PIE CHART PAGE F-3

                     DISTRIBUTION OF SALES REVENUES -- 1994

     A pie chart showing how 1994 sales revenues were distributed.

     Pie chart components:

            Employment Costs............................................    27.2%
            Cost of Materials and Services..............................    50.6
            Depreciation and Amortization of Property and Intangibles...     4.6
            Taxes Other Than Payroll....................................     4.9
            Cash Dividend Paid..........................................     4.6
            Earnings Reinvested in Business.............................     8.1

                                                                        APPENDIX
                                                                     PAGE 3 OF 5

                                    CHART 5
                                 GRAPH PAGE F-3

                                RESEARCH EXPENSE
                              MILLIONS OF DOLLARS
                               1985 THROUGH 1994

     Bar graph showing ten years of research expense.

     Bar graph points:

         RESEARCH
YEAR     EXPENSE
- -----    --------
1985      $  471
1986         521
1987         617
1988         674
1989         719
1990         834
1991         980
1992       1,127
1993       1,182
1994       1,278

                                    CHART 6
                                 GRAPH PAGE F-5

                          SALES BY SEGMENT OF BUSINESS
                              MILLIONS OF DOLLARS
                               1992 THROUGH 1994

     Bar graph showing sales by segment of business. Each bar depicts total sales. The segments are shown as a percentage of total sales each year and are displayed in different colors.

     Bar graph points:

YEAR     CONSUMER     PHARM     PROFESS      TOTAL
- -----    --------     -----     -------     --------
1992       34.7%      31.6%       33.7%      $13,753
1993       34.1       31.8        34.1        14,138
1994       33.4       32.8        33.8        15,734

                                                                        APPENDIX
                                                                     PAGE 4 OF 5

                                    CHART 7
                                 GRAPH PAGE F-5

                    OPERATING PROFIT BY SEGMENT OF BUSINESS
                              MILLIONS OF DOLLARS
                               1992 THROUGH 1994

     Bar graph showing operating profit by segment of business. Each bar depicts the total of segments operating profit. The segments are shown as a percentage of total segments operating profit each year and are displayed in different colors.

     Bar graph points:

YEAR     CONSUMER     PHARM     PROFESS      TOTAL
- -----    --------     -----     -------     -------
1992       20.3%      55.4%      24.3%      $2,463
1993       20.2       54.4       25.4        2,582
1994       15.0       56.5       28.5        2,955

                                    CHART 8
                                 GRAPH PAGE F-8

                      SALES BY GEOGRAPHIC AREA OF BUSINESS
                              MILLIONS OF DOLLARS
                               1992 THROUGH 1994

     Bar graph showing sales by geographic area of business. Each bar depicts total sales. The geographic areas are shown as a percentage of total sales each year and are displayed in different colors.

Bar graph points:

                                              AFRICA,
         UNITED                 WESTERN       ASIA AND
         STATES     EUROPE     HEMISPHERE     PACIFIC       TOTAL
         ------     ------     ----------     --------     --------
1992      50.2%      30.9%         8.8%         10.1%       $13,753
1993      50.9       28.5          9.4          11.2         14,138
1994      49.7       28.6          9.6          12.1         15,734

                                                                        APPENDIX
                                                                     PAGE 5 OF 5

                                    CHART 9
                                 GRAPH PAGE F-8

                OPERATING PROFIT BY GEOGRAPHIC AREA OF BUSINESS
                              MILLIONS OF DOLLARS
                               1992 THROUGH 1994

     Bar graph showing operating profit by geographic area of business. Each bar depicts the total of segments operating profit. The geographic areas are shown as a percentage of total segments operating profit each year and are displayed in different colors.

     Bar graph points:

                                              AFRICA,
         UNITED                 WESTERN       ASIA AND
         STATES     EUROPE     HEMISPHERE     PACIFIC       TOTAL
         ------     ------     ----------     --------     --------
1992      42.7%      45.7%        5.4%          6.2%        $2,463
1993      46.8       40.1         6.1           7.0          2,582
1994      51.9       35.5         5.9           6.7          2,955