Form 10-K405, Exhibit 13
period 1995-12-31
JOHNSON & JOHNSON
filed 1996-04-01
CIK 200406

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

OVERVIEW

Record sales of $18.84 billion reinforced the Company's position as the largest and most comprehensive health care company in the world. Worldwide sales increased for the sixty-third consecutive year, growing $3.11 billion or 19.8% over 1994, primarily due to volume, with a total price increase of only .2%. This year's volume growth was primarily the result of new product introductions and the continued expansion of base businesses.

   Growth through new products is being driven by the Company's commitment to investing in research and development. During 1995, $1.63 billion was invested in research and development, the highest level in the Company's history, emphasizing its commitment to achieving significant advances in health care through the discovery and development of innovative, cost effective products that prolong and enhance the quality of life. In addition to the research and development effort, strategic acquisitions have also enabled the Company to achieve gains in sales.

   During 1995, the Company continued initiatives to streamline its businesses worldwide and to make the organization more cost effective. These initiatives, implemented during the last few years, have increased productivity and are showing positive results. The Company views the reengineering effort as a continuous process, and one that is essential to compete effectively and to constrain price increases while providing resources for investing in advertising, marketing and research and development.

   The continued growth in sales and increased profitability during 1995 resulted in a 19.2% increase in earnings per share to $3.72.

   Earnings in 1995 generated $3.38 billion in cash from operations. When combined with $2.98 billion of cash generated from operations in 1994, the $6.36 billion in cash from operations financed capital investments and acquisitions during the past two years, and reduced net debt (debt net of cash and current marketable securities) by 44.9% since 1993 to $1.06 billion.

   In the U.S. and in countries around the world, health care systems continue to be transformed. The Company feels that it is well positioned to take advantage of these changes due to its diversification in health care, global reach, development of cost effective unique new products, decentralized management, dedicated employees and strong Credo values.

SALES AND EARNINGS

In 1995, worldwide sales increased 19.8% to $18.84 billion compared to increases of 11.3% and 2.8% in 1994 and 1993, respectively. Excluding the impact of the relatively weaker dollar in 1995 and 1994, and the relatively stronger dollar in 1993, compared to international currencies, worldwide sales increased 16.7%, 10.7% and 7% in 1995, 1994 and 1993, respectively.


CHART 1: Bar graph showing Sales to customers for years 1986 through 1995.
         See appendix for a complete description.


   Worldwide net earnings totaled $2.4 billion, or $3.72 per share, reflecting increases of 19.8% and 19.2% over 1994, respectively. The income margin for 1995 was 12.8%, the highest in the Company's history, despite an increase of over two percentage points in the effective tax rate over 1994.

   Worldwide net earnings for 1994 were $2.01 billion, or $3.12 per share, representing increases of 12.3% and 13.9% over 1993, respectively. In 1993, worldwide net earnings of $1.79 billion, or $2.74 per share, increased 10% and 11.4% over 1992, excluding the 1992 one-time charge for the adoption of three new accounting standards for postretirement benefits, postemployment benefits and income taxes.

   Average shares of common stock outstanding in 1995 were 645.9 million compared with 643.1 million and 651.7 million in 1994 and 1993, respectively.


CHART 2: Bar graph showing Net Earnings for the years 1986 through 1995.
         See appendix for a complete description.


   Sales by domestic companies were $9.19, $7.81 and $7.2 billion in 1995, 1994 and 1993, representing increases of 17.6%, 8.5% and 4.3%, respectively. The increase in domestic sales in 1995 was the result of new product launches as well as continued growth of base businesses.

   Sales by international companies were $9.65, $7.92 and $6.94 billion in 1995, 1994 and 1993, representing increases of 21.8%, 14.2% and 1.2%, respectively. All geographic areas throughout the world posted strong gains during 1995. Sales in Europe increased 23.7%, while revenues in the Asia-Pacific, Africa region and the Western Hemisphere (excluding the U.S.) increased 23.1% and 14.6%, respectively. Excluding the impact of the relatively weaker dollar in 1995 and 1994 and the stronger dollar in 1993, compared to international currencies, international company sales increased 15.6%, 13% and 9.6% in 1995, 1994 and 1993, respectively.

================================================================================

   The Company achieved an annual compound growth rate of 11.4% for worldwide sales for the ten-year period since 1985 with domestic and international sales growing at rates of 8.7% and 14.8%, respectively. For the same ten-year period, worldwide net earnings achieved an annual growth rate of 14.6%, while earnings per share grew at a rate of 16%. For the last five years, annual compound growth rates for sales, net earnings and earnings per share were 10.9%, 16% and 16.7%, respectively.

COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of stockholders of record at year-end 1995 was 113,500. The composite market price ranges for Johnson & Johnson common stock during 1995 and 1994 were:

                                                  1995                1994
- --------------------------------------------------------------------------------
                                             HIGH      LOW       High      Low
- --------------------------------------------------------------------------------
First quarter                              $63        53 5/8    45 3/4    36
Second quarter                              71 1/4    58 3/8    44 5/8    36 1/4
Third quarter                               74 7/8    64 3/8    52 3/8    42 1/4
Fourth quarter                              92 3/8    73 1/8    56 1/2    49 1/2
Year-end close                                   85 1/2              54 3/4

CASH DIVIDENDS PAID

The Company increased its dividend in 1995 for the thirty-third consecutive year. Cash dividends paid were $1.28 per share in 1995 and $1.13 per share in 1994, an increase of 13.3% and 11.9% over 1994 and 1993, respectively. The dividends were distributed as follows:

                                                 1995          1994         1993
- --------------------------------------------------------------------------------
First quarter                                   $ .29           .26          .23
Second quarter                                    .33           .29          .26
Third quarter                                     .33           .29          .26
Fourth quarter                                    .33           .29          .26
                                                --------------------------------
Total                                           $1.28          1.13         1.01
                                                ================================

On January 2, 1996, the Board of Directors declared a regular cash dividend of $.33 per share, paid on March 12, 1996 to stockholders of record on February 20, 1996.

   The Company expects to continue the practice of paying regular cash dividends.


CHART 3: Bar graph showing Net Earnings Per Share and Cash Dividends Paid Per
         Share for the years 1986 through 1995. See appendix for a complete description.


COSTS AND EXPENSES

The percentage relationships of costs and expenses to sales for 1995, 1994 and 1993 were:

                                                1995          1994          1993
- --------------------------------------------------------------------------------
Employment costs                                25.0%         27.2%         28.8%
Cost of materials
  and services                                  52.3          50.6          49.7
Depreciation and
  amortization of
  property and
  intangibles                                    4.5           4.6           4.4
Taxes other than
  payroll                                        5.4           4.9           4.5


CHART 4: Pie chart showing Distribution of Sales Revenue for 1995.
         See appendix for a complete description.


Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities were as follows:

(Dollars in Millions)                          1995           1994         1993
- --------------------------------------------------------------------------------
Research expense                              $1,634         1,278         1,182
Percent increase over
  prior year                                    27.9%          8.1%          4.9%
Percent of sales                                 8.7           8.1           8.4

Research expense as a percent of sales for the Pharmaceutical segment was 15.3%, 14.9% and 15.2% in 1995, 1994 and 1993, respectively, while averaging 5.4%, 4.8% and 5.2% in the other two segments.


CHART 5: Bar graph showing Research Expense for the years 1986 through 1995.
         See appendix for a complete description.

================================================================================

   Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.03 billion in 1995, $800 million in 1994 and $753 million in 1993. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

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

   The worldwide effective income tax rate was 27.6% in 1995, 25.2% in 1994 and 23.4% in 1993. See page 33 for additional information.

   For 1995, the Company has subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 included a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

   A summary of operations and related statistical data for the years 1985 - 1995 can be found on page 42.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $1.36 billion at the end of 1995 as compared with $704 million at the end of 1994.

   Total unused credit available to the Company approximates $3.4 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expires on October 4, 1996 and $400 million on October 6, 2000.

   During 1995, the Company did not issue any long-term public debt. At December 31, 1995, the Company had $2.29 billion remaining on its shelf registration, which was filed for $2.59 billion in October 1994. A summary of borrowings can be found on page 33.

   Total borrowings at the end of 1995 and 1994 were $2.43 billion and $3.1 billion, respectively. In 1995 and 1994, net debt (debt net of cash and current marketable securities) was 10.5% and 25.2% of net capital (stockholders' equity and net debt), respectively. Total debt represented 21.2% and 30.3% of total capital (stockholders' equity and total debt) in 1995 and 1994, respectively. Stockholders' equity per share at the end of 1995 was $13.97 compared with $11.08 at year-end 1994, an increase of 26.1%.

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

   Additions to property, plant and equipment amounting to $1,256, $937 and $975 million in 1995, 1994 and 1993, respectively, were made primarily to increase the capacity of facilities for existing and new products. The Company intends to continue this level of investment to support the business operations. No material commitments for capital expenditures were outstanding at the end of 1995.

   Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The new standard, which will be adopted in 1996, will not have an effect on the Company's results of operations, cash flows or financial position as the Company's current policy is similiar, in all material aspects, to SFAS No. 121.

   During 1995, 1994 and 1993, certain businesses were acquired amounting to $456 ($154 million in cash and 4,656,000 shares of the Company's common stock issued from treasury valued at $302 million), $1,932 and $266 million, respectively. See page 38 for additional information.

   The Company annually repurchases a sufficient amount of its common stock in the open market to replace shares issued under various employee stock plans. During 1995, the Company repurchased 4.6 million shares of its common stock at a total cost of $322 million for use in the Company's employee benefit plans; 1994 and 1993 repurchases for this purpose totaled 3.8 million and 3.0 million shares at a cost of $185 million and $132 million, respectively. In 1993, the Company also repurchased 12.4 million shares of its common stock for general corporate purposes at a cost of $500 million.

   Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the statement allows the alternative of continued use of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company will adopt the new standard in 1996 and expects to elect the continued use of APB Opinion No. 25. Pro forma disclosure is expected to be immaterial.

================================================================================

CHANGING PRICES AND INFLATION

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policy makers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1980-1994, in the United States, the weighted average compound growth rate of Johnson & Johnson's price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. This was true again in 1995.

   Inflation rates, even though moderate in many parts of the world during 1995, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and timely price increases.

SEGMENTS OF BUSINESS

Financial information for the Company's three worldwide business segments is summarized below. Refer to page 41 for additional information on segments of business.

Chart 6: Bar graph Showing Sales by Segment of Business for the years 1993 through 1995. See appendix for a complete description.

SALES                                                               Increase
                                                                ----------------
(Dollars in Millions)                        1995      1994     Amount   Percent
- --------------------------------------------------------------------------------
Consumer                                  $ 5,831     5,251        580      11.0%
Pharmaceutical                              6,274     5,158      1,116      21.6
Professional                                6,737     5,325      1,412      26.5
                                          ----------------------------
Worldwide total                           $18,842    15,734      3,108      19.8%
                                          ============================

Chart 7: Bar graph showing Operating Profit by Segment of Business for the years 1993 through 1995. See appendix for a complete description.

OPERATING PROFIT                                                 Percent of Sales
                                                                 ----------------
(Dollars in Millions)                        1995      1994       1995      1994
- ---------------------------------------------------------------------------------
Consumer                                   $  298       443        5.1%      8.4%
Pharmaceutical                              2,073     1,669       33.0      32.4
Professional                                1,203       843       17.9      15.8
                                           ----------------
Segments total                              3,574     2,955       19.0      18.8
Expenses not
   allocated to
   segments                                  (257)     (274)      (1.4)     (1.8)
                                           ----------------
Earnings before taxes
   on income                               $3,317     2,681       17.6%     17.0%
                                           ================

CONSUMER

The Consumer segment's principal products are personal care and hygienic products, including oral and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult incontinence products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; CLEAN & CLEAR skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; MONISTAT 7, a remedy for vaginal yeast infections; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson - Merck Consumer Pharmaceuticals Co.; NEUTROGENA skin and hair care products; `o.b.' Tampons; PEDIACARE children's cold and allergy medications; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SERENITY incontinence products; SHOWER TO SHOWER personal care products; STAYFREE and SURE & NATURAL sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

   Consumer segment sales in 1995 were $5.83 billion, an increase of 11% over 1994. Sales by domestic companies accounted for 49% of the total segment, while international companies accounted for 51%. Growth was led by the addition of the Neutrogena line of high quality hair and skin care products, which was acquired in the third quarter of 1994; the U.S. launch of PEPCID AC Acid Controller, by Johnson & Johnson - Merck Consumer Pharmaceuticals Co., and the continued growth in international markets, most notably Brazil. In addition to PEPCID AC, Children's MOTRIN, a nonprescription children's fever and pain reliever that lasts up to eight hours, was introduced as an over-the-counter product.

   Consumer segment sales in 1994 were $5.25 billion, an increase of 8.9% over 1993. Sales by domestic companies accounted for 51.3% of the total segment, while international companies accounted for 48.7%. The worldwide Consumer segment sales increase included the acquisitions of RoC S.A. in late 1993 and Neutrogena at the end of the third quarter of 1994. Additionally, new products such as TYLENOL Extended Relief, MYLANTA Soothing Lozenges, the ARTHRITIS FOUNDATION line of pain relievers and

================================================================================

JOHNSON'S HEALTHFLOW Infant Feeding System were introduced during the year.

   Consumer segment sales were $4.82 billion in 1993. Sales by domestic companies accounted for 54.5% of the total segment and international subsidiaries accounted for 45.5%. Domestic Consumer sales growth was slowed by a sluggish retail environment and fierce competition faced by MONISTAT 7. International Consumer sales reflected improvements in Latin America, Asia and Africa, which reduced the substantial decline in the U.S. dollar value of sales from European operations.

   Acquisitions and divestitures during 1995 and 1994 are described in more detail on page 38.

PHARMACEUTICAL

The Pharmaceutical segment represents over 50% of operating profit for all segments. The Pharmaceutical segment's principal worldwide franchises are in the allergy, antifungal, biotech, central nervous system, contraceptive, dermatology, gastrointestinal and immunobiology fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

   Prescription drugs include DURAGESIC, a transdermal patch for chronic pain; EPREX (sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin, which stimulates red blood cell production; ERGAMISOL, a colon cancer drug; FLOXIN, an antibacterial; HISMANAL, the once-a-day less sedating antihistamine; IMODIUM, an antidiarrheal; LEUSTATIN, for hairy cell leukemia; MOTILIUM, a gastrointestinal mobilizer; NIZORAL, SPORANOX and TERAZOL, antifungals; ORTHOCLONE OKT-3, for reversing the rejection of kidney, heart and liver transplants; ORTHO-NOVUM group of oral contraceptives; PREPULSID (sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; RETIN-A, a dermatological cream for acne; RISPERDAL, an antipsychotic drug; and ULTRAM, a new centrally acting prescription analgesic for moderate to moderately severe pain.

   Johnson & Johnson markets more than 90 prescription drugs around the world, with 57% of the sales generated outside the United States. Twenty-seven drugs sold by the Company had 1995 sales in excess of $50 million, with 19 of them in excess of $100 million.

   Pharmaceutical segment sales in 1995 were $6.27 billion, an increase of 21.6% over 1994. Domestic sales advanced 25.9%, while international sales rose 18.6%. The worldwide sales growth reflects the outstanding performances of RISPERDAL, PROPULSID, SPORANOX, DURAGESIC and PROCRIT. Additionally, ULTRAM, launched in late March, was also an important contributor to sales growth.

   Pharmaceutical segment sales in 1994 were $5.16 billion, an increase of 14.9% over 1993. Domestic sales advanced 20.7%, while international sales rose 11%. The worldwide sales increase was attributed to the outstanding February, 1994 launch of RISPERDAL and the continued strong growth of PROPULSID, first introduced in late 1993. The sales increase was also led by the strong growth of EPREX, PROCRIT, SPORANOX, DURAGESIC and FLOXIN.

   In 1993, Pharmaceutical segment sales increased 3.5% over 1992, to $4.49 billion. This growth was led by sales gains from PREPULSID, PROPULSID, SPORANOX, EPREX, PROCRIT, FLOXIN, LEUSTATIN and DURAGESIC. Domestic Pharmaceutical sales advanced 7.4%, while international sales were negatively impacted by the strength of the U.S. dollar relative to international currencies as well as the pressure on pharmaceutical prices in Germany and Italy.

   Significant research activities continued in Pharmaceutical segment companies, increasing to $961 million in 1995, or $194 million over 1994. This represents 15.3% of 1995 Pharmaceutical sales and a compound growth rate of 16% for the ten-year period since 1985.

   Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute headquartered in the United States. Other research involves collaborations with the Scripps Clinic and Research Foundation in La Jolla, California and the James Black Foundation in London, England.

PROFESSIONAL

The Professional segment includes suture and mechanical wound closure products, less invasive surgical instruments, diagnostic products, medical equipment and devices, disposable contact lenses, surgical instruments, joint replacements and products for wound management and infection prevention. These products are used principally in the professional fields by physicians, dentists, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

   In 1995, Professional segment sales increased 26.5% over 1994, to $6.74 billion. Strong sales growth continued to be fueled by the rapid market acceptance of the PALMAZ-SCHATZ Coronary Stent due to its efficiency in reducing restenosis, or recurring blockage of coronary arteries following balloon angioplasty. LifeScan's blood glucose monitoring systems, Vistakon's disposable contact lenses, Ethicon Endo-Surgery's minimally invasive surgical instruments and Ethicon sutures continued to deliver solid growth. Johnson & Johnson Clinical Diagnostics, the diagnostic business acquired from Eastman Kodak in November 1994, also contributed to significant sales growth in the Professional segment. Of the 1995 Professional segment sales, domestic and international companies accounted for 54% and 46% of the total, respectively.

   In 1994, Professional segment sales increased 10.4% over 1993, to $5.33 billion. Domestic sales posted a 6.4% increase, while international sales rose 15.8%. The worldwide Professional segment sales increase was attributed to the continued growth of ACUVUE disposable contact lenses; ONE TOUCH II blood glucose monitoring systems; the PALMAZ-SCHATZ Stent and various Ethicon Endo-Surgery devices for less invasive surgery. Base businesses, such as Ethicon sutures, also contributed significantly to the increase. The acquisition of Eastman Kodak's Clinical Diagnostics business was completed on November 30, 1994; however, the increase in sales resulting from the acquisition was reduced by the divestitures of the "A" Company and

================================================================================

the ophthalmic pharmaceutical business of IOLAB. Sales by domestic companies accounted for 55.9% of the total segment, while international companies accounted for 44.1%.

   In 1993, Professional segment sales increased 4.1% over 1992, to $4.82 billion. Worldwide sales gains were led by LifeScan, Ethicon Endo-Surgery and Vistakon. Domestic sales posted a 5.8% gain, aided by strong sales of PROTECTIV catheter safety system products, the DINAMAP Plus vital signs monitor and P.F.C. Hip and Knee orthopaedic joint reconstruction products. These gains were reduced by a decline in sales at Johnson & Johnson Medical, Inc., due to a reduction in inventories at hospitals and distributors. International sales rose 1.9%, despite the adverse impact of the stronger U.S. dollar relative to international currencies.

   Acquisitions and divestitures during 1995 and 1994 are described in more detail on page 38.

GEOGRAPHIC AREAS

The Company further categorizes its sales and operating profit by major geographic area as presented for the years 1995 and 1994:

SALES                                                              Increase
                                                               -----------------
(Dollars in Millions)                       1995      1994     Amount    Percent
- --------------------------------------------------------------------------------
United States                            $ 9,190     7,812      1,378       17.6%
Europe                                     5,573     4,504      1,069       23.7
Western Hemisphere
   excluding U.S.                          1,731     1,511        220       14.6
Asia-Pacific, Africa                       2,348     1,907        441       23.1
                                         ----------------------------
Worldwide total                          $18,842    15,734      3,108       19.8%
                                         ============================

OPERATING PROFIT                                                Percent of Sales
                                                                ----------------
(Dollars in Millions)                       1995      1994      1995        1994
- --------------------------------------------------------------------------------
United States                             $1,872     1,534      20.4%       19.6%
Europe                                     1,267     1,050      22.7        23.3
Western Hemisphere
   excluding U.S.                            195       173      11.3        11.4
Asia-Pacific, Africa                         240       198      10.2        10.4
                                          ----------------
Segments total                            $3,574     2,955      19.0%       18.8%
                                          ================

International sales and operating profit were favorably impacted in 1995 and 1994 by the translation of local currency operating results into U.S. dollars at higher average exchange rates than in 1994 and 1993, respectively.

   Operating profit reported above is before deduction of taxes on income and certain income and expense items not allocated to segments, such as interest expense, minority interests and general corporate income and expense.

   See page 41 for additional information on geographic areas.

Chart 8: Bar graph showing Sales by Geographic Area of Business for the years
         1993 through 1995. See appendix for a complete description.

Chart 9: Bar graph showing Operating Profit by Geographic Area of Business for the years 1993 through 1995. See appendix for a complete description.

DESCRIPTION OF BUSINESS

The Company, employing 82,300 employees worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field in many countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

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

   In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 39 countries outside the United States and selling in over 175 countries throughout the world.

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

================================================================================
CONSOLIDATED BALANCE SHEET                    Johnson & Johnson and Subsidiaries

At December 31, 1995 and January 1, 1995 (Dollars in Millions) (Note 1)             1995         1994
- -------------------------------------------------------------------------------------------------------
ASSETS
- -------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents (Notes 1 and 16)                                        $  1,201          636
Marketable securities at cost (Note 16)                                                163           68
Accounts receivable trade, less allowances $258 (1994, $200)                         2,903        2,601
Inventories (Notes 1 and 2)                                                          2,276        2,161
Deferred taxes on income (Note 6)                                                      717          582
Prepaid expenses and other receivables                                                 678          632
                                                                                  ---------------------
TOTAL CURRENT ASSETS                                                                 7,938        6,680
                                                                                  =====================
Marketable securities, non-current (Note 16)                                           338          354
Property, plant and equipment, net (Notes 1 and 3)                                   5,196        4,910
Intangible assets, net (Notes 1 and 4)                                               2,950        2,403
Deferred taxes on income (Note 6)                                                      307          262
Other assets                                                                         1,144        1,059
                                                                                  ---------------------
TOTAL ASSETS                                                                      $ 17,873       15,668
                                                                                  =====================

LIABILITIES AND STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Loans and notes payable (Note 5)                                                  $    321          899
Accounts payable                                                                     1,602        1,192
Accrued liabilities                                                                  1,949        1,602
Accrued salaries, wages and commissions                                                292          257
Taxes on income                                                                        224          316
                                                                                  ---------------------
TOTAL CURRENT LIABILITIES                                                            4,388        4,266
                                                                                  =====================
Long-term debt (Note 5)                                                              2,107        2,199
Deferred tax liability (Note 6)                                                        156          130
Certificates of extra compensation (Note 11)                                            86           85
Other liabilities                                                                    2,091        1,866

STOCKHOLDERS' EQUITY
Preferred stock-without par value
  (authorized and unissued 2,000,000 shares)                                          --           --
Common stock-par value $1.00 per share
  (authorized 1,080,000,000 shares; issued 767,412,000 and 767,392,000 shares)         767          767
Note receivable from employee stock ownership plan (Note 14)                           (64)         (73)
Cumulative currency translation adjustments (Note 7)                                   148          (35)
Retained earnings                                                                   10,511        8,966
                                                                                  ---------------------
                                                                                    11,362        9,625
Less common stock held in treasury, at cost
  (119,732,000 and 124,382,000 shares)                                               2,317        2,503
                                                                                  ---------------------
TOTAL STOCKHOLDERS' EQUITY                                                           9,045        7,122
                                                                                  =====================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 17,873       15,668
                                                                                  =====================

See Notes to Consolidated Financial Statements

================================================================================
CONSOLIDATED STATEMENT OF EARNINGS            Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)     1995         1994         1993
- -------------------------------------------------------------------------------------------
SALES TO CUSTOMERS                                       $ 18,842       15,734       14,138
                                                         ==================================
Cost of products sold                                       6,235        5,299        4,791
Selling, marketing and administrative expenses              7,462        6,350        5,771
Research expense                                            1,634        1,278        1,182
Interest income                                              (115)         (60)         (80)
Interest expense, net of portion capitalized (Note 3)         143          142          126
Other expense, net                                            166           44           16
                                                         ----------------------------------
                                                           15,525       13,053       11,806
                                                         ----------------------------------
Earnings before provision for taxes on income               3,317        2,681        2,332
Provision for taxes on income (Note 6)                        914          675          545
                                                         ----------------------------------
NET EARNINGS                                             $  2,403        2,006        1,787
                                                         ==================================
NET EARNINGS PER SHARE (Note 1)                          $   3.72         3.12         2.74
                                                         ==================================

================================================================================
CONSOLIDATED STATEMENT OF COMMON STOCK, RETAINED EARNINGS AND TREASURY STOCK

                                                                  Common Stock Issued                         Treasury Stock
                                                                  --------------------     Retained       ---------------------
(Dollars in Millions; Shares in Thousands) (Notes 1, 10 and 17)   Shares        Amount     Earnings       Shares        Amount
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 3, 1993                                          767,366     $    767     $  6,648       111,970      $  2,006
                                                                  =============================================================
Net earnings                                                         --           --          1,787          --            --
Cash dividends paid (per share: $1.01)                               --           --           (659)         --            --
Employee compensation and stock option plans                         --           --            (49)       (3,066)         (134)
Repurchase of common stock                                           --           --           --          15,487           632
Other                                                                   6         --           --            --            --
                                                                  -------------------------------------------------------------
BALANCE, JANUARY 2, 1994                                          767,372          767        7,727       124,391         2,504
                                                                  =============================================================
Net earnings                                                         --           --          2,006          --            --
Cash dividends paid (per share: $1.13)                               --           --           (727)         --            --
Employee compensation and stock option plans                         --           --            (78)       (3,855)         (186)
Repurchase of common stock                                           --           --           --           3,846           185
Other                                                                  20         --             38          --            --
                                                                  -------------------------------------------------------------
BALANCE, JANUARY 1, 1995                                          767,392          767        8,966       124,382         2,503
                                                                  =============================================================
Net earnings                                                         --           --          2,403          --            --
Cash dividends paid (per share: $1.28)                               --           --           (827)         --            --
Employee compensation and stock option plans                         --           --            (35)       (4,576)         (309)
Repurchase of common stock                                           --           --           --           4,582           322
Acquisitions                                                         --           --           --          (4,656)         (199)
Other                                                                  20         --              4          --            --
                                                                  -------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                        767,412     $    767     $ 10,511       119,732      $  2,317
                                                                  =============================================================

See Notes to Consolidated Financial Statements

================================================================================
CONSOLIDATED STATEMENT OF CASH FLOWS          Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)                                                             1995         1994         1993
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                             $ 2,403        2,006        1,787
Adjustments to reconcile net earnings to cash flows:
   Depreciation and amortization of property and intangibles                                 857          724          617
   Tax deferrals                                                                             (63)         (66)         (19)
   Changes in assets and liabilities, net of effects from acquisition of businesses:
     Increase in accounts receivable, less allowances                                       (265)        (239)        (310)
     Increase in inventories                                                                  (9)        (162)         (29)
     Increase (decrease) in accounts payable and accrued liabilities                         617          462           (3)
     (Increase) decrease in other current and non-current assets                            (294)        (112)         102
     Increase in other current and non-current liabilities                                   136          362           23
                                                                                         ---------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                                   3,382        2,975        2,168
                                                                                         =================================
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                                (1,256)        (937)        (975)
Proceeds from the disposal of assets                                                         465          332           66
Acquisition of businesses, net of cash acquired (Note 17)                                   (154)      (1,932)        (266)
Other, principally marketable securities                                                    (151)         (19)         (86)
                                                                                         ---------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                                     (1,096)      (2,556)      (1,261)
                                                                                         =================================
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to stockholders                                                                   (827)        (727)        (659)
Repurchase of common stock                                                                  (322)        (185)        (632)
Proceeds from short-term debt                                                                197          328          297
Retirement of short-term debt                                                               (634)        (263)        (336)
Proceeds from long-term debt                                                                --            960          511
Retirement of long-term debt                                                                (260)        (363)        (468)
Proceeds from the exercise of stock options                                                  112           62           43
                                                                                         ---------------------------------
NET CASH USED BY FINANCING ACTIVITIES                                                     (1,734)        (188)      (1,244)
                                                                                         =================================
Effect of exchange rate changes on cash and cash equivalents                                  13           33          (36)
                                                                                         ---------------------------------
Increase (decrease) in cash and cash equivalents                                             565          264         (373)
Cash and cash equivalents, beginning of year (Note 1)                                        636          372          745
                                                                                         ---------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1)                                          $ 1,201          636          372
                                                                                         =================================

- --------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
   Interest, net of portion capitalized                                                  $   137          133          118
   Income taxes                                                                            1,071          612          665

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Treasury stock issued for employee compensation and stock option plans,
   net of cash proceeds                                                                  $   212          133           95

ACQUISITIONS OF BUSINESSES
Fair value of assets acquired                                                            $   493        2,279          339
Fair value of liabilities assumed                                                            (37)        (347)         (73)
                                                                                         ---------------------------------
                                                                                             456        1,932          266
Treasury stock issued                                                                       (302)        --           --
                                                                                         ---------------------------------
Net cash payments                                                                        $   154        1,932          266
                                                                                         =================================

See Notes to Consolidated Financial Statements

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Johnson & Johnson and Subsidiaries


- --------------------------------------------------------------------------------
1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

LONG-LIVED ASSETS

Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The new standard, which will be adopted in 1996, will not have an effect on the Company's results of operations, cash flows or financial position as the Company's current policy is similiar, in all material aspects, to SFAS No. 121.

FINANCIAL INSTRUMENTS

Gains and losses on foreign currency hedges of existing assets or liabilities, or hedges of firm commitments are deferred and are recognized in income as part of the related transaction.

INCOME TAXES

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At December 31, 1995 and January 1, 1995 the cumulative amount of undistributed international earnings was approximately $4.7 billion and $3.7 billion, respectively.

NET EARNINGS PER SHARE

Net earnings per share are calculated using the average number of shares outstanding during each year. Shares issuable under stock option and compensation plans would not materially reduce net earnings per share. All share and per share amounts have been restated to retroactively reflect prior year stock splits.

RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ from those estimates.

ANNUAL CLOSING DATE

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as was the case in 1992, the fiscal year consists of 53 weeks.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with current year presentation.

- --------------------------------------------------------------------------------
2  INVENTORIES

At the end of 1995 and 1994, inventories comprised:

(Dollars in Millions)                         1995        1994
- --------------------------------------------------------------
Raw materials and supplies                  $  625         477
Goods in process                               519         640
Finished goods                               1,132       1,044
                                            ------------------
                                            $2,276       2,161
                                            ==================

- --------------------------------------------------------------------------------
3  PROPERTY, PLANT AND EQUIPMENT

At the end of 1995 and 1994, property, plant and equipment at cost and accumulated depreciation comprised:

(Dollars in Millions)                         1995       1994
- --------------------------------------------------------------
Land and land improvements                   $  344        300
Buildings and building equipment              2,611      2,521
Machinery and equipment                       4,217      4,102
Construction in progress                      1,003        732
                                             -----------------
                                              8,175      7,655
Less accumulated depreciation                 2,979      2,745
                                             -----------------
                                             $5,196      4,910
                                             =================

================================================================================

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1995, 1994 and 1993 was $70, $44 and $48 million, respectively.

   Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income.

- --------------------------------------------------------------------------------
4  INTANGIBLE ASSETS

At the end of 1995 and 1994, intangible assets, consisting primarily of patents, trademarks and goodwill, comprised:

(Dollars in Millions)                         1995        1994
- --------------------------------------------------------------
Intangible assets                            $3,345      2,667
Less accumulated amortization                   395        264
                                             -----------------
                                             $2,950      2,403
                                             =================

- --------------------------------------------------------------------------------
5  BORROWINGS

The components of long-term debt are as follows:

                                        EFF.               EFF.
(Dollars in Millions)           1995    RATE      1994     RATE
- ---------------------------------------------------------------
8.72% Debentures due 2024     $  300    8.72%      300     8.72%
8 1/2% Notes due 1995              -       -       250     8.50
6.73% Debentures due 2023        250    6.73       250     6.73
7 3/8% Eurodollar Notes
   due 1997                      200    7.43       200     7.40
8% Notes due 1998                200    8.00       200     7.97
7 3/8% Notes due 2002            198    7.49       198     7.46
8.25% Eurodollar Notes
   due 2004                      198    8.37       198     8.24
9% European Currency
   Unit Notes due 1997(1)        192    6.84       185     6.80
7.38% to 8.38% Medium Term
   Notes due 1996-8              160    8.05       160     8.23
5 3/8% Swiss Franc Notes
   due 1997(1)                   132    5.13       117     5.31
11 1/4% Italian Lire Notes
   due 1998(1)                   128    5.33       125     5.53
8.82% Italian Lire Notes
   due 2003(1)                    96    5.58        94     4.07
Industrial Revenue Bonds          66    4.90        73     4.87
4 1/2% Currency Indexed
   Notes due 1998(1)              57    5.69        66     4.08
Other, principally
   international                  46       -        44        -
                              ------             -----
                               2,223    7.20(2)  2,460     7.24(2)
Less current portion             116               261
                              ------             -----
                              $2,107             2,199
                              ======             =====

(1) These debt issues include the effect of foreign currency movements in the principal amounts shown. Such debt was converted to fixed or floating rate U.S. dollar liabilities via interest rate and currency swaps. Unrealized currency gains (losses) on currency swaps are not included in the basis of the related debt transactions which such swaps hedge and are classified in the balance sheet as other assets (liabilities). Also, see Note 16.

(2) Weighted average effective rate.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.4 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expire on October 4, 1996 and $400 million on October 6, 2000. Borrowings under the credit line agreements will bear interest based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

   In 1994, the Company filed a shelf registration with the Securities and Exchange Commission, and in combination with $585 million remaining from a prior shelf registration, initiated a third series of its Medium Term Note Program
(MTN) for the issuance of up to $2.59 billion of unsecured debt securities and warrants to purchase debt securities. No MTN's were issued during 1995 or 1994. The Company did not issue any long-term public debt in 1995. In 1994, the Company issued $300 million of 8.72% Debentures due 2024 from the shelf registration and $127.5 million equivalent of 11.25% Italian Lire Notes due 1998; $116.4 million equivalent of 5.375% Swiss Franc Bonds due 1997; $200 million 7.375% Eurodollar Notes due 1997; and $200 million 8.25% Eurodollar Notes due 2004. The proceeds were used for general corporate purposes, including the retirement of commercial paper and financing of acquisitions. At December 31, 1995, the Company had $2.29 billion remaining on its shelf registration.

   Short-term borrowings amounted to $321 million at the end of 1995. These borrowings are composed of $95 million of medium term notes and $226 million of local borrowings principally by international subsidiaries.

   Interest rates on the Industrial Revenue Bonds vary from 4% to 6%, while rates on other long-term obligations vary from 2% to 20% according to local conditions.

   Aggregate maturities of long-term obligations for each of the next five years commencing in 1996 are:

(Dollars in Millions)  1996     1997    1998     1999     2000
- --------------------------------------------------------------
                       $116      533     461       15        7

- --------------------------------------------------------------------------------
6  INCOME TAXES

The provision for taxes on income consists of:

(Dollars in Millions)              1995       1994        1993
- --------------------------------------------------------------
Currently payable:
   U.S. taxes on
     domestic income               $480        348         191
   U.S. tax benefit on
     international income           (33)       (30)         (1)
   International taxes              468        374         344
   U.S. state and local taxes        62         49          30
                                   ---------------------------
                                    977        741         564
                                   ---------------------------
Deferred:
   U.S. taxes                       (42)       (36)        (26)
   International taxes              (21)       (30)          7
                                   ---------------------------
                                    (63)       (66)        (19)
                                   ---------------------------
                                   $914        675         545
                                   ===========================

   Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

================================================================================

   Temporary differences and carryforwards for 1995 are as follows:

                                               Deferred Tax
                                             -----------------
(Dollars in Millions)                        Asset   Liability
- --------------------------------------------------------------
Postretirement benefits                      $ 275           -
Postemployment benefits                        102           -
Employee benefit plans                          97           -
Depreciation                                     -         251
Non-deductible intangibles                       -         136
Alternative minimum tax credits                101           -
International R&D capitalized for tax           95           -
Reserves & liabilities                         293           -
Income reported for tax purposes               174           -
Miscellaneous international                    100         138
Miscellaneous U.S.                             257         149
                                             -----------------
Total deferred income taxes                  $1,494        674
                                             =================

A comparison of income tax expense at the federal statutory rate of 35% in 1995, 1994, and 1993 to the Company's effective tax rate is as follows:

(Dollars in Millions)               1995       1994        1993
- ----------------------------------------------------------------
Earnings before taxes on income:
U.S.                               $1,642      1,317       1,006
International                       1,675      1,364       1,326
                                   -----------------------------
Worldwide                          $3,317      2,681       2,332
                                   =============================
Statutory taxes                    $1,161        938         816
Tax rates:
Statutory                            35.0%      35.0%       35.0%
Puerto Rico &
   Ireland operations                (7.3)      (9.2)       (9.7)
Research tax credits                 (0.2)      (0.5)       (0.7)
Domestic state and local              1.2        1.2         0.8
International subsidiaries
   excluding Ireland                 (1.7)      (1.8)       (2.4)
All other                             0.6        0.5         0.4
                                   -----------------------------
Effective tax rate                   27.6%      25.2%       23.4%
                                   =============================

The increase in the 1995 worldwide effective tax rate was primarily due to the increase in income subject to tax in the United States.

   For 1995, the Company has subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

- --------------------------------------------------------------------------------
7  INTERNATIONAL CURRENCY TRANSLATION

For translation of its international currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

   In consolidating international subsidiaries, balance sheet currency effects are recorded as a separate component of stockholders' equity. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies, principally Latin America, which are reflected in operating results.

   An analysis of the changes during 1995 and 1994 in the separate component of stockholders' equity for cumulative currency translation adjustments follows:

(Dollars in Millions)                         1995        1994
- --------------------------------------------------------------
Beginning of year                             $(35)       (338)
Translation adjustments                        183         303
                                              ----------------
End of year                                   $148         (35)
                                              ================

Net currency transaction and translation gains and losses included in other expense were after-tax losses of $14, $4 and $5 million in 1995, 1994 and 1993, respectively, incurred principally in Latin America.

- --------------------------------------------------------------------------------
8  INTERNATIONAL SUBSIDIARIES

The following amounts are included in the consolidated financial statements for international subsidiaries:

(Dollars in Millions)                         1995        1994
- --------------------------------------------------------------
Current assets                               $4,488      3,702
Current liabilities                           2,234      1,970
Net property, plant and equipment             2,298      1,893
Parent company equity in net assets           5,525      4,514
Excess of parent company equity
   over investments                           4,953      4,030

International sales to customers were $9,652, $7,922 and $6,935 million for 1995, 1994 and 1993, respectively.

- --------------------------------------------------------------------------------
9  RENTAL EXPENSE AND LEASE COMMITMENTS

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $227 million in 1995, $207 million in 1994 and $254 million in 1993.

   The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 1995 are:

                                                     After
(Dollars in Millions)  1996  1997  1998  1999  2000   2000  Total
- -----------------------------------------------------------------
                        $83    69    53    34    24     68    331

Commitments under capital leases are not significant.

================================================================================

- --------------------------------------------------------------------------------
10  COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

The Company has stock option plans which provide for the granting of options to certain officers and employees to purchase shares of its common stock within prescribed periods at prices equal to the fair market value on the date of grant. Share activity during 1995 and 1994 under the Company's stock option plans is summarized below:

(Shares in Thousands, Price Per Share)        1995        1994
- ---------------------------------------------------------------
Held at beginning of year by 3,591
   employees (1994-3,304)                    36,272      34,995
Granted to 2,957 employees
   (1994-1,850)                               8,451       5,709
                                          ---------------------
                                             44,723      40,704

Exercised (1993-2,182)                       (4,092)     (3,169)
Cancelled or expired                         (1,319)     (1,263)
                                          ---------------------
Held at end of year by 3,931 employees
   (1994-3,591)                              39,312      36,272
                                          =====================
Shares exercisable, end of year
   (1993-13,880)                             15,724      14,566
                                          =====================
Shares available for future grants, end
   of year (1993-8,883)                      20,026       4,125
                                          =====================
Price range of options exercised          $ 8.91 to     8.85 to
   (1993-$8.85 to $35.66)                 $   50.69       50.28
                                          =====================
                                          $12.69 to     8.91 to
Price range of options held, end of year  $   86.25       57.75
                                          =====================

At year-end, the Company was obligated to deliver, over a period of not more than two years, 33 thousand shares of common stock (1994-115) in performance of outstanding stock compensation agreements with 826 employees (1994-1,944).

   Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the statement allows the alternative of continued use of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company will adopt the new standard in 1996 and expects to elect the continued use of APB Opinion No. 25. Pro forma disclosure is expected to be immaterial.

- --------------------------------------------------------------------------------
11  CERTIFICATES OF EXTRA COMPENSATION

The Company has a deferred compensation program for senior management and other key personnel. The value of units awarded under the program is related to the net asset value of the Company and historical earning power of its common stock. Amounts earned under the program are payable only after employment with the Company has ended.

- --------------------------------------------------------------------------------
12  SEGMENTS OF BUSINESS AND GEOGRAPHIC AREAS

See page 41 for information on segments of business and geographic areas.

- --------------------------------------------------------------------------------
13  RETIREMENT AND PENSION PLANS

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

   In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

   Net pension expense for the Company's defined benefit plans for 1995, 1994 and 1993 included the following components:

(Dollars in Millions)              1995       1994        1993
- --------------------------------------------------------------
Service cost-benefits earned
   during period                  $ 121        120         109
Interest cost on projected
   benefit obligations              207        188         168
Actual return on plan
   assets                          (555)        (3)       (350)
Net amortization and deferral       310       (199)        149
Curtailment and settlement
   losses (gains)                    25          1          (5)
                                  ----------------------------
Net periodic pension cost         $ 108        107          71
                                  ============================

The net periodic pension cost attributable to domestic plans and included above was $43 million in 1995, $49 million in 1994 and $27 million in 1993.

   The following tables provide the domestic assumptions and the range of international assumptions, which are based on the economic environment of each applicable country, used to develop net periodic pension cost and the actuarial present value of projected benefit obligations:

DOMESTIC PENSION PLANS            1995       1994        1993
- --------------------------------------------------------------
Expected long-term rate of
   return on plan assets           9.0%       9.0%        9.0%
Weighted average discount
   rate                           7.25       8.75         7.5
Rate of increase in
   compensation levels             5.5        5.5         5.5

INTERNATIONAL PENSION PLANS
- -------------------------------------------------------------
Expected long-term rate of
   return on plan assets      5.0-10.0%  5.0-10.0%   5.0-9.5%
Weighted average discount
   rates                      4.25-9.5   4.5-10.0    4.5-9.5
Rate of increase in
   compensation levels         3.0-7.0    3.0-7.0    3.0-6.5

================================================================================

The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1995 and 1994 for the Company's defined benefit plans:

                                                                   Year-end 1995                          Year-end 1994
                                                         ----------------------------------     ----------------------------------
                                                         Domestic          International        Domestic          International
                                                         ----------------------------------     ----------------------------------
                                                                         Over-       Under-                     Over-       Under-
(Dollars in Millions)                                                   funded       funded                    funded       funded
- ----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily stocks and bonds     $ 1,893          883           76        1,540          814           22
Book reserves (prepaids)                                      323          (77)         250          273          (42)         192
                                                          ------------------------------------------------------------------------
Total assets and reserves                                   2,216          806          326        1,813          772          214
                                                          ------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefits                                          1,670          575          224        1,349          519          158
   Nonvested benefits                                          17           24           42           17           33           26
                                                          ------------------------------------------------------------------------
Accumulated benefit obligation                              1,687          599          266        1,366          552          184
Effect of projected future salary increases                   336          196           82          208          186           38
                                                          ------------------------------------------------------------------------
Projected benefit obligation                                2,023          795          348        1,574          738          222
                                                          ------------------------------------------------------------------------
Assets and reserves in excess of (less than)
   projected benefit obligation                           $   193           11          (22)         239           34           (8)
                                                          ========================================================================
Components of assets and reserves in excess of
 (less than) projected benefit
   obligation:
     Unrecognized prior service cost                      $   (68)         (27)          (4)         (70)         (28)          (4)
     Unrecognized net gain (loss)                             227          (46)        --            273          (17)          (1)
     Unamortized net transition assets (liabilities)           19           84          (23)          24           79          (10)
   Additional minimum liability                                15         --              5           12         --              7
                                                          ------------------------------------------------------------------------
Total                                                     $   193           11          (22)         239           34           (8)
                                                          ========================================================================
Assets and reserves in excess of accumulated
   benefit obligation                                     $   529          207           60          447          220           30
                                                          ========================================================================

- --------------------------------------------------------------------------------
14  SAVINGS PLAN

The Company has several voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

   In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of stockholders' equity.

   Total Company contributions to the plans were $45 million in 1995, $41 million in 1994 and $42 million in 1993.

- --------------------------------------------------------------------------------
15  OTHER POSTRETIREMENT BENEFITS

The Company provides postretirement benefits, primarily health care, to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

   The net periodic postretirement benefit costs for retirees included the following components:

(Dollars in Millions)              1995       1994        1993
- --------------------------------------------------------------
Service cost-benefits earned
   during the current year          $12         16          18
Interest cost on accumulated
   postretirement benefit
   obligation                        44         44          57
Actual return on plan assets         (3)         -          (4)
Net amortization and deferral        (7)        (3)         (1)
                                    --------------------------
Net periodic postretirement
   benefit cost                     $46         57          70
                                    ==========================

The plans' status as of year-end 1995 and 1994 was as follows:

                                                 Year-end
                                             -----------------
(Dollars in Millions)                         1995        1994
- --------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
     Retirees                                $ 394         344
     Fully eligible active participants         76          62
     Other active participants                 140         100
                                             -----------------
Accumulated postretirement
   benefit obligation                          610         506
Life insurance plan assets at
   fair value                                   38          36
                                             -----------------
Accumulated postretirement benefit
   obligation in excess of plans' assets       572         470
                                            ------------------
Unrecognized net gain                          112         188
Unrecognized prior service cost                  6           5
                                             -----------------
Accrued postretirement benefit cost          $ 690         663
                                             =================

================================================================================

The postretirement benefit obligation was determined by application of the terms of the various plans, together with relevant actuarial assumptions. Health care cost trends are projected at annual rates grading from 11% for employees under age 65 and 8% for employees over age 65 down to 5% for both groups by the year 2006 and beyond. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at year-end by $69 million and the service and interest cost components of the net periodic postretirement benefit cost for 1995 by a total of $7 million.

   Assumptions used to develop net periodic postretirement benefit cost and the actuarial present value of projected postretirement benefit obligations were as follows:

                                   1995       1994         1993
- ----------------------------------------------------------------
Expected long-term rate of return
   on plan assets                   9.0%       9.0%         9.0%
Weighted average discount rate     7.25       8.75          7.5
Rate of increase in compensation
   levels                           5.5        5.5          5.5

   The Company also provides postemploymemt benefits to qualified former or inactive employees. The Company does not fund these benefits and has the right to modify these plans in the future.

- --------------------------------------------------------------------------------
16  FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENT RISK

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange. The Company does not enter into financial instruments for trading or speculative purposes.

    The Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes that risk of loss is remote and in any event would be immaterial.

INTEREST RATE RISK MANAGEMENT

The Company uses interest rate and currency swaps to manage interest rate risk related to borrowings. Interest rate and currency swap agreements which hedge third party debt issues mature with these borrowings and are described in Note 5.

   Forward rate agreements are used by the Company to fix the rates received on short-term floating-rate investments and mature within 1 year.

   The following table illustrates the notional amounts outstanding, maturity dates, and the weighted average receive and pay rates of interest rate hedge agreements by type. (Notional amounts provide an indication of the extent of the Company's involvement in such agreements but do not represent its exposure to market risk.)

                                                       1995
                                       -----------------------------------------
                                                              Weighted Avg. Rate
                                       National   Maturity    ------------------
(Dollars in Millions)                   Amounts       Date    Receive        Pay
- --------------------------------------------------------------------------------
Interest rate and
   currency swaps
     Pay variable(1)                       $116       1997       5.4%       5.1%
                                            193       1998       9.0        5.5
                                             95       2003       8.8        5.6
     Pay fixed                             $188       1997       9.0        6.8
Forward rate
   agreements                              $680       1996       6.8%       3.8%

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

                                         1995
                       ---------------------------------------
                       Notional
(Dollars in Millions)   Amounts          Gains          Losses
- --------------------------------------------------------------
Forwards                 $2,382             54              31
Currency swaps            1,932             15               6

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

================================================================================

    The estimated fair value of the Company's financial instruments are as follows:

                           1995                   1994
                   -------------------------------------------

(Dollars in        CARRYING        FAIR   Carrying        Fair
Millions)            AMOUNT       VALUE     Amount       Value
- --------------------------------------------------------------
NONDERIVATIVES
Cash and cash
   equivalents       $1,201       1,201        636         636
Marketable
   securities -
   current              163         164         68          68
Marketable
   securities -
   non-current          338         341        354         354
Long-term
   investments(1)       192         196        147         149
Long-term
   debt               2,223       2,345      2,460       2,387
DERIVATIVES
Other assets (liabilities):
   Currency swaps
     (net)                -           9          -           -
   Forwards (net)         -          23          -         (11)
   Forward rate
     agreements           -           5          -           5
   Interest and
     currency swap
     agreements
     related to debt    (13)         28          5         (13)

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

- --------------------------------------------------------------------------------
17  ACQUISITIONS AND DIVESTITURES

During 1995 and 1994, certain businesses were acquired for $456 million ($154 million in cash and 4,656,000 shares of the Company's common stock issued from treasury valued at $302 million) and $1,932 million, respectively. These acquisitions were accounted for by the purchase method and accordingly the results of operations of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

   The 1995 acquisitions included: Mitek Surgical Products, Inc., a manufacturer and marketer of suture anchor products for soft tissue reattachment; Menlo Care, Inc., a manufacturer and marketer of vascular access products to hospital and home health care professionals; Joint Medical Products Inc., a developer and marketer of artificial hips (S-Rom(TM)) and knee joints; Gyno Pharma, Inc., the exclusive licensor and marketer of the PARAGARD T380A (intrauterine device) in the United States and UltraCision, Inc., the developer and manufacturer of ultrasonic surgical instruments (Harmonic Scalpel(TM)).

   The excess of purchase price over the estimated fair market value of 1995 acquisitions amounted to $435 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1995 as the impact of the acquisitions does not have a material effect on operating results.

   On September 27, 1994, the Company acquired substantially all of the outstanding shares of the Neutrogena Corporation pursuant to a cash tender offer. On October 3, 1994 the Company consummated a short form merger pursuant to which the remaining shares were acquired. The price, net of cash acquired, was $924 million. Neutrogena Corporation is a manufacturer of high quality skin and hair care products.

   On November 30, 1994 the Company acquired Eastman Kodak's Clinical Diagnostics business, a worldwide supplier of diagnostic products, for $1,008 million.

   The fair market value of net assets acquired in the Neutrogena and Clinical Diagnostics acquisitions was $360 million. The excess of purchase price over the fair value has been allocated to identifiable intangibles ($877 million) and goodwill ($695 million). Identifiable intangibles and goodwill are being amortized on a straight line basis over periods of 15 to 40 years.

   Summarized below are unaudited pro forma combined results of operations for the years ended January 1, 1995 and January 2, 1994 assuming the Neutrogena and Clinical Diagnostics acquisitions occurred at the beginning of each year presented:

(Dollars in Millions Except Per Share Figures)          1994         1993
- --------------------------------------------------------------------------
Sales                                                  $16,414      14,955
Net earnings                                             1,980       1,770
Net earnings per share                                    3.08        2.72

================================================================================

The unaudited pro forma combined results of operations are not necessarily indicative of the results of operations that would have occurred had the businesses actually been combined during the periods presented; nor is this information indicative of future combined results of operations.

   In 1995, the Company completed the sales of Johnson & Johnson Advanced Materials Company and Chicopee B.V., Netherlands, worldwide developers and marketers of non-woven materials used in a broad range of health care, consumer and industrial applications. In addition, the Company sold the IOLAB ophthalmic surgical business to Chiron Vision, a division of Chiron Corporation.

   In 1994, the Company completed the sales of the Janssen Chimica prepak and bulk chemical supply business and the "A" Company orthodontic supplies business. In addition, the Company sold the ophthalmic pharmaceutical product line of IOLAB Corporation to Ciba Vision for approximately $300 million.

   The 1995 divestitures resulted in an after-tax capital gain of $103 million. The after-tax gains on the 1995 and 1994 divestitures were reinvested in certain base businesses.

- --------------------------------------------------------------------------------
18  PENDING LEGAL PROCEEDINGS

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

   Additionally, the Company, along with numerous other pharmaceutical manufacturers and distributors, is a defendant in a large number of individual and class actions brought by retail pharmacies in state and federal courts under the antitrust laws. These cases assert price discrimination and price-fixing violations resulting from an alleged industry wide agreement to deny retail pharmacists price discounts on sales of brand name prescription drugs. The Company believes the claims against the Company in these actions are without merit and is defending them vigorously.

   The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

   The Company believes that the above proceedings in the aggregate would not have a material adverse effect on its results of operations, cash flows or financial position.

- --------------------------------------------------------------------------------
19  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years 1995 and 1994 is summarized below:

                                                          1995                                            1994
                                        ------------------------------------------     ------------------------------------------

(Dollars in Millions                      FIRST      SECOND       THIRD     FOURTH       First      Second       Third     Fourth
Except Per Share Figures)               QUARTER     QUARTER     QUARTER    QUARTER     Quarter     Quarter     Quarter    Quarter
- ---------------------------------------------------------------------------------------------------------------------------------
SEGMENT SALES TO CUSTOMERS
Consumer                                  $1,436      1,469       1,461      1,465       1,279       1,270       1,374      1,328
Pharmaceutical                             1,483      1,620       1,598      1,573       1,190       1,308       1,347      1,313
Professional                               1,577      1,673       1,679      1,808       1,221       1,338       1,317      1,449
                                          ---------------------------------------------------------------------------------------
TOTAL SALES                                4,496      4,762       4,738      4,846       3,690       3,916       4,038      4,090
                                          =======================================================================================
Gross margin                               3,049      3,200       3,195      3,163       2,509       2,629       2,674      2,623
Earnings before provision for taxes
   on income                                 921        931         872        593         736         762         713        470
NET EARNINGS                                 654        661         623        465         544         559         525        378
                                          =======================================================================================
NET EARNINGS PER SHARE                    $ 1.02       1.02         .96        .72         .85         .86         .82        .59
                                          =======================================================================================

- --------------------------------------------------------------------------------
20  SUBSEQUENT EVENT

On November 13, 1995, Johnson & Johnson and Cordis Corporation announced the signing of a definitive merger agreement for a $109 per share stock-for-stock merger of the two companies. The shareholders of Cordis Corporation approved the merger on February 23, 1996. Cordis has approximately 18.0 million shares outstanding on a fully diluted basis, giving the merger a total equity value, net of cash, of approximately $1.8 billion.

   Cordis is a leader in angiography and angioplasty (balloon catheters). The combination of Cordis and Johnson & Johnson's interventional cardiology business is an important strategic step for both companies to meet the challenge of providing for customer needs in the fast changing healthcare industry.

================================================================================
REPORT OF MANAGEMENT


- --------------------------------------------------------------------------------

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

/s/ Ralph S. Larsen                  /s/ Clark H. Johnson
- ----------------------------         ---------------------------
Ralph S. Larsen                      Clark H. Johnson
Chairman, Board of Directors         Vice President, Finance
and Chief Executive Officer          and Chief Financial Officer

================================================================================
INDEPENDENT AUDITOR'S REPORT

- --------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Johnson & Johnson:

We have audited the consolidated balance sheet of Johnson & Johnson and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statement of earnings, consolidated statement of common stock, retained earnings and treasury stock, and consolidated statement of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson & Johnson and subsidiaries as of December 31, 1995 and January 1, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P
- ---------------------------
New York, New York
January 23, 1996,
except for Note 20,
as to which the date is
February 23, 1996

================================================================================
SEGMENTS OF BUSINESS(1)                       Johnson & Johnson and Subsidiaries

                                                   SALES TO CUSTOMERS(2)
- --------------------------------------------------------------------------------
(Dollars in Millions)                          1995          1994          1993
                                             -----------------------------------
Consumer-Domestic                            $ 2,858         2,692         2,631
         International                         2,973         2,559         2,193
                                             -----------------------------------
         Total                                 5,831         5,251         4,824
                                             -----------------------------------
Pharmaceutical-Domestic                        2,697         2,143         1,775
         International                         3,577         3,015         2,715
                                             -----------------------------------
         Total                                 6,274         5,158         4,490
                                             -----------------------------------
Professional-Domestic                          3,635         2,977         2,797
         International                         3,102         2,348         2,027
                                             -----------------------------------
         Total                                 6,737         5,325         4,824
                                             -----------------------------------
Worldwide total                              $18,842        15,734        14,138
                                             ===================================

                                                 OPERATING PROFIT                   IDENTIFIABLE ASSETS
                                          -------------------------------      ----------------------------
(Dollars in Millions)                        1995        1994        1993        1995       1994       1993
- -----------------------------------------------------------------------------------------------------------
Consumer                                  $   298         443         521       4,852      4,489      3,452
Pharmaceutical                              2,073       1,669       1,406       5,129      4,756      3,815
Professional                                1,203         843         655       6,679      5,765      4,365
                                          -----------------------------------------------------------------
Segments total                              3,574       2,955       2,582      16,660     15,010     11,632
Expenses not allocated to segments(3)        (257)       (274)       (250)
General corporate                                                               1,213        658        610
                                          -----------------------------------------------------------------
Worldwide total                           $ 3,317       2,681       2,332      17,873     15,668     12,242
                                          =================================================================

                                   ADDITIONS TO PROPERTY,     DEPRECIATION AND
                                      PLANT & EQUIPMENT         AMORTIZATION
                                  -----------------------   --------------------
(Dollars in Millions)               1995    1994    1993    1995    1994    1993
- --------------------------------------------------------------------------------
Consumer                          $  264     218     260     254     241     205
Pharmaceutical                       427     327     313     219     183     159
Professional                         472     365     368     322     268     221
                                  ----------------------------------------------
Segments total                     1,163     910     941     795     692     585
General corporate                     93      27      34      62      32      32
                                  ----------------------------------------------
Worldwide total                   $1,256     937     975     857     724     617
                                  ==============================================

================================================================================
GEOGRAPHIC AREAS

                                            SALES TO CUSTOMERS(2)            OPERATING PROFIT             IDENTIFIABLE ASSETS
                                        ----------------------------     --------------------------    --------------------------
(Dollars in Millions)                     1995       1994      1993      1995      1994       1993      1995      1994      1993
- ---------------------------------------------------------------------------------------------------------------------------------
United States                           $ 9,190      7,812     7,203     1,872     1,534      1,209     8,472     8,430     6,252
Europe                                    5,573      4,504     4,024     1,267     1,050      1,036     5,633     4,271     3,625
Western Hemisphere excluding U.S.         1,731      1,511     1,325       195       173        156     1,072       970       742
Asia-Pacific, Africa                      2,348      1,907     1,586       240       198        181     1,483     1,339     1,013
                                        -----------------------------------------------------------------------------------------
Segments total                           18,842     15,734    14,138     3,574     2,955      2,582    16,660    15,010    11,632
Expenses not allocated
   to segments(3)                                                         (257)     (274)     (250)
General corporate                                                                                       1,213       658       610
                                        -----------------------------------------------------------------------------------------
Worldwide total                         $18,842     15,734    14,138     3,317     2,681      2,332    17,873    15,668    12,242
                                        =========================================================================================

(1) See Management's Discussion and Analysis, pages 26 to 28, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.

(3) Expenses not allocated to segments include interest expense, minority interests and general corporate income and expense.

================================================================================================================================
SUMMARY OF OPERATIONS AND STATISTICAL DATA 1985-1995                                          Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share
  Figures)                                 1995     1994     1993       1992        1991       1990       1989     1988     1987
- --------------------------------------------------------------------------------------------------------------------------------
Sales to customers - Domestic           $ 9,190    7,812    7,203      6,903       6,248      5,427      4,881    4,576    4,167
Sales to customers - International        9,652    7,922    6,935      6,850       6,199      5,805      4,876    4,424    3,845
                                        ----------------------------------------------------------------------------------------
TOTAL SALES                              18,842   15,734   14,138     13,753      12,447     11,232      9,757    9,000    8,012
                                        ========================================================================================
Cost of products sold                     6,235    5,299    4,791      4,678       4,204      3,937      3,480    3,292    2,958
Selling, marketing and administrative
  expenses                                7,462    6,350    5,771      5,671       5,099      4,469      3,897    3,630    3,228
Research expense                          1,634    1,278    1,182      1,127         980        834        719      674      617
Permanent impairment of certain assets
  and operations in Latin America             -        -        -          -           -        104          -        -        -
Redirection charges                           -        -        -          -           -          -          -        -        -
Interest income                            (115)     (60)     (80)       (93)        (88)       (98)       (87)     (72)     (95)
Interest expense, net of portion
  capitalized                               143      142      126        124         129        201(4)     141      104      116
Other expense (income), net                 166       44       16         39          85        162         93      (24)      (5)
                                        ----------------------------------------------------------------------------------------
                                         15,525   13,053   11,806     11,546      10,409      9,609      8,243    7,604    6,819
                                        ----------------------------------------------------------------------------------------
Earnings before provision for taxes
  on income                               3,317    2,681    2,332      2,207       2,038      1,623      1,514    1,396    1,193
Provision for taxes on income               914      675      545        582         577        480        432      422      360
                                        ----------------------------------------------------------------------------------------
Earnings before cumulative effect of
  accounting changes                      2,403    2,006    1,787      1,625       1,461      1,143      1,082      974      833
Cumulative effect of accounting
  changes (net of tax)                        -        -        -       (595)          -          -          -        -        -
                                        ----------------------------------------------------------------------------------------
NET EARNINGS                            $ 2,403    2,006    1,787      1,030       1,461      1,143      1,082      974      833
                                        ========================================================================================
Percent of sales to customers              12.8     12.7     12.6        7.5(1)     11.7       10.2(2)    11.1     10.8     10.4
NET EARNINGS PER SHARE OF COMMON STOCK  $  3.72     3.12     2.74       1.56        2.19       1.72       1.62     1.43     1.21
                                        ========================================================================================
PERCENT RETURN ON AVERAGE
  STOCKHOLDERS' EQUITY                     29.7     31.6     33.3       19.1(1)     27.8       25.3(2)    28.3     27.9     26.4
                                        ========================================================================================
PERCENT INCREASE (DECREASE) OVER
  PREVIOUS YEAR:
Sales to customers                         19.8     11.3      2.8       10.5        10.8       15.1        8.4     12.3     14.4
NET EARNINGS PER SHARE                     19.2     13.9     75.6(1)   (28.8)(1)    27.3(2)     6.2(2)    13.3     18.2        -(3)
                                        ========================================================================================
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(5)       $ 9,852    7,952    7,033      6,857       6,329      5,728      4,908    4,528    4,030
Total employment costs                    4,707    4,282    4,066      4,044       3,507      3,195      2,871    2,639    2,388
Depreciation and amortization               857      724      617        560         493        474        414      391      356
Maintenance and repairs(6)                  252      217      202        210         203        185        193      191      180
Total tax expense(7)                      1,433    1,142      968      1,000         966        825        708      678      591
TOTAL TAX EXPENSE PER SHARE(7)             2.22     1.78     1.49       1.52        1.45       1.24       1.06     1.00      .86
                                        ========================================================================================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net      $ 5,196    4,910    4,406      4,115       3,667      3,247      2,846    2,493    2,250
Additions to property, plant and
  equipment                               1,256      937      975      1,103         987        830        750      664      515
Total assets                             17,873   15,668   12,242     11,884      10,513      9,506      7,919    7,119    6,546
Long-term debt                            2,107    2,199    1,493      1,365       1,301      1,316      1,170    1,166      733
                                        ========================================================================================
COMMON STOCK INFORMATION:
Dividends paid per share                $  1.28     1.13     1.01        .89         .77        .66        .56      .48      .40
Stockholders' equity per share          $ 13.97    11.08     8.66       7.89        8.44       7.36       6.23     5.26     5.06
Market price per share (year-end
  close)                                $85 1/2   54 3/4   44 7/8     50 1/2      57 1/4     35 7/8     29 5/8   21 1/4   18 3/4
Average shares outstanding (millions)     645.9    643.1    651.7      659.9       666.1      666.1      666.2    681.2    690.3
STOCKHOLDERS OF RECORD (THOUSANDS)        113.5    104.7     96.1       84.1        69.9       64.6       60.5     54.5     51.2
                                        ========================================================================================
EMPLOYEES (THOUSANDS)                      82.3     81.5     81.6       84.9        82.7       82.2       83.1     81.3     78.2
                                        ========================================================================================

(Dollars in Millions Except Per Share
  Figures)                                   1986        1985
- -------------------------------------------------------------
Sales to customers - Domestic               3,972       3,990
Sales to customers - International          3,031       2,431
                                           ------------------
TOTAL SALES                                 7,003       6,421
                                           ==================
Cost of products sold                       2,632       2,592
Selling, marketing and administrative
  expenses                                  2,868       2,516
Research expense                              521         471
Permanent impairment of certain assets
  and operations in Latin America               -           -
Redirection charges                           540           -
Interest income                              (100)       (107)
Interest expense, net of portion
  capitalized                                  66          46
Other expense (income), net                    85           4
                                           ------------------
                                            6,612       5,522
                                           ------------------
Earnings before provision for taxes
  on income                                   391         899
Provision for taxes on income                  61         285
                                           ------------------
Earnings before cumulative effect of
  accounting changes                          330         614
Cumulative effect of accounting
  changes (net of tax)                          -           -
                                           ------------------
NET EARNINGS                                  330         614
                                           ==================
Percent of sales to customers                 4.7(3)      9.6
NET EARNINGS PER SHARE OF COMMON STOCK        .46         .84
                                           ==================
PERCENT RETURN ON AVERAGE
  STOCKHOLDERS' EQUITY                       10.7(3)     19.5
                                           ==================
PERCENT INCREASE (DECREASE) OVER
  PREVIOUS YEAR:
Sales to customers                            9.1         4.8
NET EARNINGS PER SHARE                      (45.2)(3)    21.7
                                           ==================
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(5)           3,642       3,274
Total employment costs                      2,091       1,941
Depreciation and amortization                 291         262
Maintenance and repairs(6)                    170         133
Total tax expense(7)                          284         466
TOTAL TAX EXPENSE PER SHARE(7)                .40         .64
                                           ==================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net          1,916       1,840
Additions to property, plant and
  equipment                                   446         366
Total assets                                5,877       5,095
Long-term debt                                242         185
                                           ==================
COMMON STOCK INFORMATION:
Dividends paid per share                      .34         .32
Stockholders' equity per share               4.09        4.58
Market price per share (year-end
  close)                                   16 7/8      13 1/8
Average shares outstanding (millions)       713.6       731.5
STOCKHOLDERS OF RECORD (THOUSANDS)           52.1        53.5
                                           ==================
EMPLOYEES (THOUSANDS)                        77.1        74.9
                                           ==================

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

                                                                        APPENDIX
                                                                     PAGE 1 OF 5

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                    CHART 1
                                 GRAPH PAGE 23

                               SALES TO CUSTOMERS
                              MILLIONS OF DOLLARS
                               1986 THROUGH 1995

     Bar graph showing ten years of sales to customers. Each bar depicts total sales for the year. Each bar is color coded to show domestic and international sales as a piece of the whole.

     Bar graph points:

         DOMESTIC     INTERNATIONAL     WORLDWIDE
YEAR      SALES           SALES           SALES
- -----    --------     -------------     ---------
1986      $3,972         $ 3,031         $ 7,003
1987       4,167           3,845           8,012
1988       4,576           4,424           9,000
1989       4,881           4,876           9,757
1990       5,427           5,805          11,232
1991       6,248           6,199          12,447
1992       6,903           6,850          13,753
1993       7,203           6,935          14,138
1994       7,812           7,922          15,734
1995       9,190           9,652          18,842

                                    CHART 2
                                 GRAPH PAGE 23

                                  NET EARNINGS
                              MILLIONS OF DOLLARS
                               1986 THROUGH 1995

     Bar graph showing ten years of net earnings.

     Bar graph points:

           NET
YEAR     EARNINGS
- -----    --------
1986      $  330
1987         833
1988         974
1989       1,082
1990       1,143
1991       1,461
1992       1,030
1993       1,787
1994       2,006
1995       2,403

                                                                        APPENDIX
                                                                     PAGE 2 OF 5

                                    CHART 3
                                 GRAPH PAGE 24

            NET EARNINGS PER SHARE AND CASH DIVIDENDS PAID PER SHARE
                               DOLLARS PER SHARE
                               1986 THROUGH 1995

     Bar graph showing ten years of net earnings per share. Additionally, cash dividends paid per share each year is shown on each bar in a different color.

     Bar graph points:

         NET EARNINGS     CASH DIVIDENDS
YEAR      PER SHARE       PAID PER SHARE
- -----    ------------     --------------
 1986       $  .46            $  .34
 1987         1.21               .40
 1988         1.43               .48
 1989         1.62               .56
 1990         1.72               .66
 1991         2.19               .77
 1992         1.56               .89
 1993         2.74              1.01
 1994         3.12              1.13
 1995         3.72              1.28

                                    CHART 4
                               PIE CHART PAGE 24

                     DISTRIBUTION OF SALES REVENUES -- 1995

     A pie chart showing how 1995 sales revenues were distributed.

     Pie chart pieces:

            Employment Costs............................................    25.0%
            Cost of Materials and Services..............................    52.3
            Depreciation and Amortization of Property and Intangibles...     4.5
            Taxes Other Than Payroll....................................     5.4
            Cash Dividend Paid..........................................     4.4
            Earnings Reinvested in Business.............................     8.4

                                                                        APPENDIX
                                                                     PAGE 3 OF 5

                                    CHART 5
                                 GRAPH PAGE 24

                                RESEARCH EXPENSE
                              MILLIONS OF DOLLARS
                               1986 THROUGH 1995

     Bar graph showing ten years of research expense.

     Bar graph points:

         RESEARCH
YEAR     EXPENSE
- -----    --------
1986      $  521
1987         617
1988         674
1989         719
1990         834
1991         980
1992       1,127
1993       1,182
1994       1,278
1995       1,634

                                    CHART 6
                                 GRAPH PAGE 26

                          SALES BY SEGMENT OF BUSINESS
                              MILLIONS OF DOLLARS
                               1993 THROUGH 1995

     Bar graph showing sales by segment of business. Each bar depicts total sales. The segments are shown as a percentage of total sales each year and are displayed in different colors.

     Bar graph points:

YEAR     CONSUMER     PHARM     PROFESS      TOTAL
- -----    --------     -----     -------     --------
1993       34.1%      31.8 %      34.1%     $ 14,138
1994       33.4       32.8        33.8        15,734
1995       30.9       33.3        35.8        18,842

                                                                        APPENDIX
                                                                     PAGE 4 OF 5

                                    CHART 7
                                 GRAPH PAGE 26

                    OPERATING PROFIT BY SEGMENT OF BUSINESS
                              MILLIONS OF DOLLARS
                               1993 THROUGH 1995

     Bar graph showing operating profit by segment of business. Each bar depicts the total of segments operating profit. The segments are shown as a percentage of total segments operating profit each year and are displayed in different colors.

     Bar graph points:

YEAR     CONSUMER     PHARM     PROFESS      TOTAL
- -----    --------     -----     -------     -------
1993       20.2%      54.4 %      25.4%     $ 2,582
1994       15.0       56.5        28.5        2,955
1995        8.3       58.0        33.7        3,574

                                    CHART 8
                                 GRAPH PAGE 28

                      SALES BY GEOGRAPHIC AREA OF BUSINESS
                              MILLIONS OF DOLLARS
                               1993 THROUGH 1995

     Bar graph showing sales by geographic area of business. Each bar depicts total sales. The geographic areas are shown as a percentage of total sales each year and are displayed in different colors.

     Bar graph points:

                                              AFRICA,
         UNITED                 WESTERN       ASIA AND
         STATES     EUROPE     HEMISPHERE     PACIFIC       TOTAL
         ------     ------     ----------     --------     --------
1993      50.9%      28.5%         9.4%         11.2%      $ 14,138
1994      49.7       28.6          9.6          12.1         15,734
1995      48.8       29.6          9.2          12.4         18,842

                                                                        APPENDIX
                                                                     PAGE 5 OF 5

                                    CHART 9
                                 GRAPH PAGE 28

                OPERATING PROFIT BY GEOGRAPHIC AREA OF BUSINESS
                              MILLIONS OF DOLLARS
                               1993 THROUGH 1995

     Bar graph showing operating profit by geographic area of business. Each bar depicts the total of segments operating profit. The geographic areas are shown as a percentage of total segments operating profit each year and are displayed in different colors.

     Bar graph points:

                                              AFRICA,
         UNITED                 WESTERN       ASIA AND
         STATES     EUROPE     HEMISPHERE     PACIFIC       TOTAL
         ------     ------     ----------     --------     --------
1993      46.8%      40.1%         6.1%          7.0%      $  2,582
1994      51.9       35.5          5.9           6.7          2,955
1995      52.4       35.4          5.5           6.7          3,574