Form 10-K405, Exhibit 13
period 1996-12-31
JOHNSON & JOHNSON
filed 1997-03-31
CIK 200406

---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
---------------------------------------------------------------------------

OVERVIEW

Record sales of $21.62 billion reinforced the Company's position as the largest and most comprehensive health care company in the world. Worldwide sales increased for the sixty-fourth consecutive year, growing $2.78 billion or 14.7% over 1995, primarily due to volume, with a total price increase of only .1%. The Company's volume sales growth was fueled by the solid performance of products introduced in the past few years and the continued expansion of base businesses.

      Growth through new products is being driven by the Company's commitment to investing in research and development. During 1996, $1.91 billion was invested in research and development, the highest level in the Company's history, emphasizing its commitment to achieving significant advances in health care through the discovery and development of innovative, cost effective products that prolong and enhance the quality of life. In addition to the research and development effort, strategic acquisitions have also enabled the Company to achieve gains in sales. The current year sales growth also includes the full-year impact of the merger of Cordis Corporation in early 1996.

      During 1996, the Company continued initiatives to streamline its businesses worldwide and to make the organization more cost effective. The Company views the reengineering effort as a continuous process, and one that is essential to compete effectively while constraining price increases and providing resources for investing in advertising, marketing, and research and development. These initiatives, implemented during the last few years, have increased productivity and are showing positive results.

      For 1996, the gross profit margin improved from 66.9% to 67.5%, while selling, marketing and administrative expenses as a percent of sales decreased from 39.6% to 38.8%. Over the past two years, the improvement in gross margins and reduced operating expenses has resulted in cost savings of nearly $600 million on an annual basis.

      The continued growth in sales and increased profitability during 1996 resulted in a 16.7% increase in earnings per share to $2.17. Earnings in 1996 generated $3.89 billion in cash from operations. When combined with $3.38 billion of cash generated from operations in 1995, the $7.27 billion in cash from operations financed capital investments and acquisitions during the past two years, and reduced net debt (debt net of cash and current marketable securities) by 93.9% since 1994 to $146 million.

      In the U.S. and in countries around the world, health care systems continue to be transformed. The Company believes that it is well positioned to take advantage of these changes due to its diversification in health care, global reach, development of cost effective unique new products, decentralized management, dedicated employees and strong Credo values.

SALES AND EARNINGS

In 1996, worldwide sales increased 14.7% to $21.62 billion compared to increases of 19.8% and 11.3% in 1995 and 1994, respectively. Excluding the impact of the relatively stronger dollar in 1996, and the relatively weaker dollar in 1995 and 1994, as compared to international currencies, worldwide sales increased 16.5%, 16.7% and 10.7% in 1996, 1995 and 1994, respectively.

SALES TO CUSTOMERS
--------------------------------------------------------------------------------
Millions of Dollars

       DOMESTIC   INTERNATIONAL   WORLDWIDE
YEAR    SALES         SALES         SALES
----   --------   -------------   ---------
1987   $ 4,167    $ 3,845         $ 8,012
1988     4,576      4,424           9,000
1989     4,881      4,876           9,757
1990     5,427      5,805          11,232
1991     6,248      6,199          12,447
1992     6,903      6,850          13,753
1993     7,203      6,935          14,138
1994     7,812      7,922          15,734
1995     9,190      9,652          18,842
1996    10,899     10,721          21,620

--------------------------------------------------------------------------------

      Worldwide net earnings for 1996 were $2.89 billion, reflecting a 20.1% increase over 1995. Worldwide net earnings per share for 1996 equaled $2.17 per share, compared with $1.86 per share for 1995, adjusted to reflect the 1996 two-for-one stock split, an increase of 16.7%. The income margin for 1996 was 13.4%, the highest in the Company's history, despite an increase in the effective tax rate of nearly a full percentage point.

      Worldwide net earnings for 1995 were $2.4 billion, or $1.86 per share on a split-adjusted basis, representing increases over 1994 of 19.8% and 19.2%, respectively. In 1994, worldwide net earnings of $2.01 billion, or $1.56 per share on a split-adjusted basis, increased over 1993 by 12.3% and 13.9%, respectively.

      Average shares of common stock outstanding in 1996 were 1.33 billion compared with 1.29 billion in both 1995 and 1994 on a split-adjusted basis.

NET EARNINGS
--------------------------------------------------------------------------------
Millions of Dollars

            NET
YEAR     EARNINGS
----     --------
1987     $   833
1988         974
1989       1,082
1990       1,143
1991       1,461
1992       1,030
1993       1,787
1994       2,006
1995       2,403
1996       2,887

--------------------------------------------------------------------------------

      Sales by domestic companies were $10.9, $9.19 and $7.81 billion in 1996, 1995 and 1994, representing increases of 18.6%, 17.6% and 8.5%, respectively. The increase in domestic sales in 1996 was driven by the strong performance of products introduced in the past few years and the continued expansion of base businesses.

      Sales by international companies were $10.72, $9.65 and $7.92 billion in 1996, 1995 and 1994, representing increases of 11.1%, 21.8% and 14.2%, respectively. All geographic areas
throughout the world posted strong gains during 1996. Sales in Europe increased 10.4%, while revenues in the Asia-Pacific, Africa region and the Western Hemisphere (excluding the U.S.) increased 13.1% and 10.6%, respectively. Excluding the impact of the relatively stronger dollar in 1996, and the relatively weaker dollar in 1995 and 1994, compared to international currencies, international company sales increased 14.6%, 15.6% and 13% in 1996, 1995 and 1994, respectively.

      The Company achieved an annual compound growth rate of 11.9% for worldwide sales for the ten-year period since 1986 with domestic and international sales growing at rates of 10.6% and 13.5%, respectively. For the same ten-year period, excluding non-recurring charges in 1986, worldwide net earnings achieved an annual growth rate of 15.1%, while earnings per share grew at a rate of 15.8%. For the last five years, annual compound growth rates for sales, net earnings and earnings per share were 11.7%, 14.6% and 14.6%, respectively.

COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of shareowners of record at year-end 1996 was 138,500. The composite market price ranges for Johnson & Johnson common stock during 1996 and 1995, adjusted to reflect the 1996 two-for-one stock split, were:

                                         1996                        1995
                              -----------------------        -------------------
                                 HIGH             LOW          High          Low
--------------------------------------------------------------------------------
First quarter                 $50 1/4          41 5/8        31 1/2       26 3/4
Second quarter                 50 3/4          42 7/8        35 5/8       29 1/4
Third quarter                  53 3/8          44 1/8        37 1/2       32 1/4
Fourth quarter                 54              47 1/8        46 1/4       36 5/8
Year-end close                         50 1/2                       42 3/4

CASH DIVIDENDS PAID

The Company increased its dividend in 1996 for the thirty-fourth consecutive year. Cash dividends paid were $.735 per share in 1996 compared with a split-adjusted dividend of $.64 per share in 1995 and $.565 in 1994, an increase of 14.8% and 13.3% over 1995 and 1994, respectively. The dividends were distributed as follows:

                                      1996              1995             1994
-----------------------------------------------------------------------------
First quarter                        $.165              .145             .13
Second quarter                        .19               .165             .145
Third quarter                         .19               .165             .145
Fourth quarter                        .19               .165             .145
                                     ----------------------------------------
Total                                $.735              .64              .565
                                     ========================================

On January 2, 1997, the Board of Directors declared a regular cash dividend of $.19 per share, paid on March 11, 1997 to shareowners of record on February 18, 1997.

      The Company expects to continue the practice of paying regular cash dividends.

NET EARNINGS PER SHARE AND CASH DIVIDENDS PAID PER SHARE
--------------------------------------------------------------------------------
Dollars Per Share

        NET EARNINGS    CASH DIVIDENDS
YEAR     PER SHARE      PAID PER SHARE
----    ------------    --------------
1987     .60             .20
1988     .71             .24
1989     .81             .28
1990     .86             .33
1991    1.10             .385
1992     .78             .445
1993    1.37             .505
1994    1.56             .565
1995    1.86             .64
1996    2.17             .735

--------------------------------------------------------------------------------

COSTS AND EXPENSES

The percentage relationships of costs and expenses to sales for 1996, 1995 and 1994 were:

                                             1996           1995           1994
--------------------------------------------------------------------------------
Employment costs                             24.4%          25.0%          27.2%
Cost of materials
  and services                               51.8           52.3           50.6
Depreciation and
  amortization of property
  and intangibles                             4.6            4.5            4.6
Taxes other than payroll                      5.8            5.4            4.9


DISTRIBUTION OF SALES REVENUES - 1996
--------------------------------------------------------------------------------

           Employment Costs............................................  24.4
           Cost of Materials and Services..............................  51.8
           Depreciation and Amortization of Property and intangibles...   4.6
           Taxes Other Then Payroll....................................   5.8
           Cash Dividend Paid..........................................   4.5
           Earnings Reinvested.........................................   8.9

--------------------------------------------------------------------------------

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities were as follows:


(Millions of Dollars)                    1996              1995            1994
-------------------------------------------------------------------------------
Research expense                     $  1,905             1,634           1,278
Percent increase over
  prior year                             16.6%             27.9%            8.1%
Percent of sales                          8.8               8.7             8.1


Research expense as a percent of sales for the Pharmaceutical segment was 15.2%, 15.3% and 14.9% in 1996, 1995 and 1994, respectively, while averaging 5.6%, 5.4% and 4.8% in the other two segments.

RESEARCH EXPENSE
--------------------------------------------------------------------------------
Millions of Dollars

                  RESEARCH
       YEAR       EXPENSE
      ------      --------
       1987         617
       1988         674
       1989         719
       1990         834
       1991         980
       1992       1,127
       1993       1,182
       1994       1,278
       1995       1,634
       1996       1,905

--------------------------------------------------------------------------------

      Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.26 billion in 1996, $1.03 billion in 1995 and $800 million in 1994. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

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

      Statement of Position No. 96-1, "Environmental Remediation Liabilities," requires that environmental remediation liabilities be accrued when the criteria of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," are met. The new standard, which will be adopted in 1997, is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

      Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

      The worldwide effective income tax rate was 28.4% in 1996, 27.6% in 1995 and 25.2% in 1994. The increase in the 1996 worldwide effective tax rate was primarily due to the increase in income subject to tax in the United States. See page 34 for additional information.

      A summary of operations and related statistical data for the years 1986-1996 can be found on page 42.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $2.14 billion at the end of 1996 as compared with $1.36 billion at the end of 1995.

      Total unused credit available to the Company approximates $3.3 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expires on October 3, 1997 and $400 million on October 6, 2001.

      During 1996, the Company issued $119 million equivalent of 5% Euro-Deutsche Mark Notes due 2001. The proceeds were used for general corporate purposes. The Company also redeemed its $200 million 8% Notes due 1998 and Italian Lire 150 billion (U.S. $ equivalent of $95.4 million) 8.82% Notes due 2003 at par according to the call provisions of each debt issue. At December 29, 1996, the Company had $2.29 billion remaining on its shelf registration, which was filed for $2.59 billion in October, 1994. A summary of borrowings can be found on page 33.

      Total borrowings at the end of 1996 and 1995 were $2.28 billion and $2.43 billion, respectively. In 1996 and 1995, net debt (debt net of cash and current marketable securities) was 1.3% and 10.5% of net capital (shareowners' equity and net debt), respectively. Total debt represented 17.4% and 21.2% of total capital (shareowners' equity and total debt) in 1996 and 1995, respectively. Shareowners' equity per share at the end of 1996 was $8.13 compared with the stock split-adjusted $6.98 at year-end 1995, an increase of 16.5%.

      Financial instruments are used to manage interest rate and foreign exchange risks. The Company does not enter into derivative financial instruments for trading or speculative purposes. The principal financial instruments used are forward exchange contracts, and currency and interest rate swaps. Management believes that the risk of incurring losses related to these instruments is remote and that such losses, if any, would be immaterial. See page 37 for additional information.

      Additions to property, plant and equipment amounting to $1,373, $1,256 and $937 million in 1996, 1995 and 1994, respectively, were made primarily to increase the capacity of facilities for existing and new products. The Company intends to continue this level of investment to support the business operations. No material commitments for capital expenditures were outstanding at the end of 1996.

      Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The new standard, which was adopted in 1996, did not have a material effect on the Company's results of operations, cash flows or financial position.

      During 1996, 1995 and 1994, certain businesses were acquired for $233, $456 and $1,932 million, respectively. In 1995, the acquisition cost consisted of $154 million in cash and 9.3 million shares, on a split-adjusted basis, of the Company's common stock issued from treasury valued at $302 million. See page 38 for additional information.

      The Company annually repurchases a sufficient amount of its common stock in the open market to replace shares issued under various employee stock plans. During 1996, the Company repurchased 8.7 million shares of its common stock at a total cost of $412 million for use in the Company's employee benefit plans; 1995 and 1994 repurchases for this purpose totaled 9.2 million and 7.7 million shares, on a split-adjusted basis, at a cost of $322 million and $185 million, respectively.

      Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the Statement allows the alternative of continued use of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company adopted the new standard in 1996 and elected the continued use of APB Opinion No. 25. Pro forma disclosure has not been provided, as the effect on 1996 net earnings was immaterial.

CHANGING PRICES AND INFLATION

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1980-1995, in the United States, the weighted average compound growth rate of Johnson & Johnson's price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. This was true again in 1996.

      Inflation rates, even though moderate in many parts of the world during 1996, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

SEGMENTS OF BUSINESS

Financial information for the Company's three worldwide business segments is summarized below. Refer to page 41 for additional information on segments of business.

SALES BY SEGMENT OF BUSINESS
--------------------------------------------------------------------------------
Millions of Dollars

YEAR        CONSUMER         PHARM       PROFESS         TOTAL
----        --------        ------       -------       ---------
1994          33.4%          32.8%         33.8%        $ 15,734
1995          30.9           33.3          35.8           18,842
1996          29.4           33.3          37.3           21,620

--------------------------------------------------------------------------------

SALES                                                             Increase
                                                            --------------------
(Millions of Dollars)            1996          1995         Amount       Percent
--------------------------------------------------------------------------------
Consumer                      $ 6,364         5,831            533          9.1%
Pharmaceutical                  7,188         6,274            914         14.6
Professional                    8,068         6,737          1,331         19.8
                              ------------------------------------
Worldwide total               $21,620        18,842          2,778         14.7%
                              ====================================

OPERATING PROFIT BY SEGMENT OF BUSINESS
--------------------------------------------------------------------------------
Millions of Dollars

YEAR        CONSUMER        PHARM        PROFESS         TOTAL
----        --------        -----        -------        -------
1994          15.0%         56.3%         28.5%         $ 2,955
1995           8.3          58.0          33.7            3,376
1996           8.5          58.2          33.3            4,254

--------------------------------------------------------------------------------

OPERATING PROFIT                                              Percent of Sales
                                                            --------------------
(Millions of Dollars)          1996           1995           1996          1995
--------------------------------------------------------------------------------
Consumer                    $   361            298            5.7%          5.1%
Pharmaceutical                2,477          2,073           34.5          33.0
Professional                  1,416          1,203           17.6          17.9
                            -----------------------
Segments total                4,254          3,574           19.7          19.0
Expenses not
   allocated to
   segments                    (221)          (257)          (1.0)         (1.4)
Earnings before taxes        ----------------------
   on income                $ 4,033          3,317           18.7%        17.6%
                             ======================

CONSUMER

The Consumer segment's principal products are personal care and hygienic products, including oral and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult skin and hair care products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; JOHNSON'S CLEAN & CLEAR skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; MONISTAT, a remedy for vaginal yeast infections; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson o Merck Consumer Pharmaceuticals Co.; NEUTROGENA skin and hair care products; NICOTROL smoking cessation products; o.b. Tampons; PEDIACARE children's cold and allergy medications; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; STAYFREE and SURE & NATURAL sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

      Consumer segment sales in 1996 were $6.36 billion, an increase of 9.1% over 1995. Sales by domestic companies accounted for 49.7% of the total segment, while international companies accounted for 50.3%. The sales growth was led by the strong performance of the OTC pharmaceutical business. PEPCID AC, a product of the Johnson & Johnson o Merck Consumer Pharmaceuticals Co., and TYLENOL, despite heavy competition, remain the dominant brands in their respective categories. A strong performance by the adult skin and hair care franchise, which includes the Neutrogena and RoC businesses, also contributed to the growth in sales.

      Consumer segment sales in 1995 were $5.83 billion, an increase of 11% over 1994. Sales by domestic companies accounted for 49% of the total segment, while international companies accounted for 51%. Growth was led by the addition of the Neutrogena line of high quality skin and hair care products, which was acquired in the third quarter of 1994; the U.S. launch of PEPCID AC Acid Controller, by Johnson & Johnson - Merck Consumer Pharmaceuticals Co., and continued growth in international markets, most notably Brazil. In addition to PEPCID AC, Children's MOTRIN, a nonprescription children's fever and pain reliever that lasts up to eight hours, was introduced as an over-the-counter product.

      Consumer segment sales in 1994 were $5.25 billion, an increase of 8.9% over 1993. Sales by domestic companies accounted for 51.3% of the total segment, while international companies accounted for 48.7%. The worldwide Consumer segment sales increase included the acquisitions of RoC S.A. in late 1993 and Neutrogena at the end of the third quarter of 1994. Additionally, new products such as TYLENOL Extended Relief, MYLANTA Soothing Lozenges and JOHNSON'S HEALTHFLOW Infant Feeding System were introduced during the year.

      Acquisitions and divestitures during 1996 and 1995 are described in more detail on page 38.

PHARMACEUTICAL

The Pharmaceutical segment represents over 50% of operating profit for all segments. The Pharmaceutical segment's principal worldwide franchises are in the allergy, antibacterial, antifungal, biotech, central nervous system, contraceptive, dermatology, gastrointestinal and immunobiology fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

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

      Johnson & Johnson markets more than 90 prescription drugs around the world, with 54% of the sales generated outside the United States. Twenty-six drugs sold by the Company had 1996 sales in excess of $50 million, with 19 of them in excess of $100 million.

      Pharmaceutical segment sales in 1996 were $7.19 billion, an increase of 14.6% over 1995. Domestic sales advanced 24.4%, while international sales advanced 7.2%. The worldwide growth was a result of the outstanding performances of PROCRIT, RISPERDAL, SPORANOX, PROPULSID, ULTRAM, and DURAGESIC.

      At year-end 1996, the Company received several FDA approvals for new chemical entities as well as new indications for existing compounds. The new chemical entities approved were LEVAQUIN, the first once-a-day anti-infective which is proven effective against community-acquired pneumonia, acute maxillary sinusitis and acute exacerbation of chronic bronchitis; and TOPAMAX, a new antiepileptic drug proven to reduce the frequency of seizures.

      Pharmaceutical segment sales in 1995 were $6.27 billion, an increase of 21.6% over 1994. Domestic sales advanced 25.9%, while international sales rose 18.6%. The worldwide sales growth reflects the outstanding performances of RISPERDAL, PROPULSID, SPORANOX, DURAGESIC and PROCRIT. Additionally, ULTRAM, launched in late March, was also an important contributor to sales growth.

      Pharmaceutical segment sales in 1994 were $5.16 billion, an increase of 14.9% over 1993. Domestic sales advanced 20.7%, while international sales rose 11%. The worldwide sales increase was attributed to the outstanding growth of RISPERDAL and the continued strong growth of PROPULSID. The sales increase was also led by the strong growth of EPREX, PROCRIT, SPORANOX, DURAGESIC and FLOXIN.

      Significant research activities continued in the Pharmaceutical segment, increasing to $1,096 million in 1996, or $135 million over 1995. This represents 15.2% of 1996 Pharmaceutical sales and a compound growth rate of 15.3% for the ten-year period since 1986.

      Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation, headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute, headquartered in the United States. Additional research is conducted through a collaboration with the James Black Foundation in London, England.

PROFESSIONAL

The Professional segment includes suture and mechanical wound closure products, minimally invasive surgical instruments, diagnostic products, medical equipment and devices, disposable contact lenses, surgical instruments, joint replacements and products for wound management and infection prevention. These products are used principally in the professional fields by physicians, dentists, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

      In 1996, Professional segment sales increased 19.8% over 1995, to $8.07 billion. The sales growth includes the full year impact of the merger with Cordis Corporation in early 1996, and the continued growth of the interventional cardiology business. Strong growth in the Asia-Pacific region also contributed to the increase in the Professional segment, as did excellent performances by LifeScan's blood glucose monitors, Vistakon's disposable contact lenses, Ethicon Endo-Surgery's minimally invasive surgical instruments and Johnson & Johnson Professional's orthopaedic business. Of the 1996 Professional segment sales, domestic and international companies accounted for 54.3% and 45.7% of the total, respectively.

      In 1995, Professional segment sales increased 26.5% over 1994, to $6.74 billion. Strong sales growth was fueled by the rapid market acceptance of the PALMAZ-SCHATZ Coronary Stent due to its efficacy in reducing restenosis, the recurring blockage of coronary arteries following balloon angioplasty. LifeScan's blood glucose monitoring systems, Vistakon's disposable contact lenses, Ethicon Endo-Surgery's minimally invasive surgical instruments and Ethicon sutures continued to deliver solid growth. Johnson & Johnson Clinical Diagnostics, the diagnostic business acquired from Eastman Kodak in November 1994, also contributed to significant sales growth in the Professional segment. Of the 1995 Professional segment sales, domestic and international companies accounted for 54% and 46% of the total, respectively.

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

      Acquisitions and divestitures during 1996 and 1995 are described in more detail on page 38.

GEOGRAPHIC AREAS

The Company further categorizes its sales and operating profit by major geographic area as presented for the years 1996 and 1995:

SALES                                                             Increase
                                                             -------------------
(Millions of Dollars)               1996         1995        Amount      Percent
--------------------------------------------------------------------------------
United States                    $10,899        9,190         1,709        18.6%
Europe                             6,151        5,573           578        10.4
Western Hemisphere
   excluding U.S.                  1,914        1,731           183        10.6
Asia-Pacific, Africa               2,656        2,348           308        13.1
                                 --------------------
Worldwide total                  $21,620       18,842         2,778        14.7%
                                 ====================

OPERATING PROFIT                                              Percent of Sales
                                                            --------------------
(Millions of Dollars)           1996         1995           1996           1995
--------------------------------------------------------------------------------
United States                 $2,405        1,872           22.1%          20.4%
Europe                         1,382        1,267           22.5           22.7
Western Hemisphere
   excluding U.S.                228          195           11.9           11.3
Asia-Pacific, Africa             239          240            9.0           10.2
                              -------------------
Segments total                $4,254        3,574           19.7%          19.0%
                              ===================

International sales and operating profit in 1996 were unfavorably impacted by the translation of local currency operating results into U.S. dollars at lower average exchange rates than in 1995. International sales and operating profit in 1995 were favorably impacted by the translation of local currency operating results into U.S. dollars at higher average exchange rates than in 1994.

      Operating profit reported above is before deduction of taxes on income and certain income and expense items not allocated to segments, such as interest expense, minority interests and general corporate income and expense.

      See page 41 for additional information on geographic areas.

SALES BY GEOGRAPHIC AREA OF BUSINESS
--------------------------------------------------------------------------------
Millions of Dollars

                                      AFRICA,
       UNITED             WESTERN     ASIA AND
       STATES   EUROPE   HEMISPHERE   PACIFIC      TOTAL
       ------   ------   ----------   --------   --------
1994   49.7%    28.6%       9.6%        12.1%    $ 15,734
1995   48.8     29.6        9.2         12.4       18,842
1996   50.4     28.4        8.9         12.3       21,620

--------------------------------------------------------------------------------

OPERATING PROFIT BY GEOGRAPHIC AREA OF BUSINESS
--------------------------------------------------------------------------------
Millions of Dollars

                                      AFRICA,
       UNITED             WESTERN     ASIA AND
       STATES   EUROPE   HEMISPHERE   PACIFIC      TOTAL
       ------   ------   ----------   --------   --------
1994   51.9%    35.5%       3.9%         6.7%    $ 2,955
1995   52.4     35.6        5.5          6.7       3,576
1996   56.5     32.5        5.4          5.6       4,254

-------------------------------------------------------------------------------
DESCRIPTION OF BUSINESS

The company, employing 89,300 employees worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

      The Company is organized on the principles of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations of the Company. In addition, three Executive Committee members are Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the group, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Professional businesses. Operating management of each company is headed by a Chairman, President, General Manager or Managing Director who reports directly to or through a Company Group Chairman.

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

--------------------------
CONSOLIDATED BALANCE SHEET                                             Johnson & Johnson and Subsidiaries
--------------------------



At December 29, 1996 and December 31, 1995 (Dollars in Millions) (Note 1)            1996            1995
---------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents (Notes 1 and 16)                                       $  2,011           1,201
Marketable securities at cost (Note 16)                                               125             163
Accounts receivable trade, less allowances $309 (1995, $258)                        3,251           2,903
Inventories (Notes 1 and 2)                                                         2,498           2,276
Deferred taxes on income (Note 6)                                                     711             717
Prepaid expenses and other receivables                                                774             678
                                                                                 ------------------------
TOTAL CURRENT ASSETS                                                                9,370           7,938
                                                                                 ========================

Marketable securities, non-current (Note 16)                                          351             338
Property, plant and equipment, net (Notes 1 and 3)                                  5,651           5,196
Intangible assets, net (Notes 1 and 4)                                              3,107           2,950
Deferred taxes on income (Note 6)                                                     287             307
Other assets                                                                        1,244           1,144
                                                                                 ------------------------
TOTAL ASSETS                                                                     $ 20,010          17,873
                                                                                 ========================

LIABILITIES AND SHAREOWNERS' EQUITY
---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Loans and notes payable (Note 5)                                                 $    872             321
Accounts payable                                                                    1,743           1,602
Accrued liabilities                                                                 2,010           1,949
Accrued salaries, wages and commissions                                               322             292
Taxes on income                                                                       237             224
                                                                                 ------------------------
TOTAL CURRENT LIABILITIES                                                           5,184           4,388
                                                                                 ========================
Long-term debt (Note 5)                                                             1,410           2,107
Deferred tax liability (Note 6)                                                       170             156
Certificates of extra compensation (Note 11)                                          108              86
Other liabilities                                                                   2,302           2,091

SHAREOWNERS' EQUITY
Preferred stock-without par value
   (authorized and unissued 2,000,000 shares)                                          --              --
Common stock-par value $1.00 per share
   (authorized 2,160,000,000 shares; issued 1,534,824,000 shares)                   1,535           1,535
Note receivable from employee stock ownership plan (Note 14)                          (57)            (64)
Cumulative currency translation adjustments (Note 7)                                 (122)            148
Retained earnings                                                                  11,012           9,743
                                                                                 ------------------------
                                                                                   12,368          11,362
Less common stock held in treasury, at cost
   (202,340,000 and 239,464,000 shares)                                             1,532           2,317
                                                                                 ------------------------

TOTAL SHAREOWNERS' EQUITY                                                          10,836           9,045
                                                                                 ========================

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                        $ 20,010          17,873
                                                                                 ========================

See Notes to Consolidated Financial Statements                                                         29

----------------------------------
CONSOLIDATED STATEMENT OF EARNINGS                                       Johnson & Johnson and Subsidiaries
----------------------------------



(Dollars in Millions Except Per Share Figures) (Note 1)            1996                 1995           1994
-----------------------------------------------------------------------------------------------------------
SALES TO CUSTOMERS                                             $ 21,620               18,842         15,734
                                                               ============================================
Cost of products sold                                             7,018                6,235          5,299
Selling, marketing and administrative expenses                    8,394                7,462          6,350
Research expense                                                  1,905                1,634          1,278
Interest income                                                    (139)                (115)           (60)
Interest expense, net of portion capitalized (Note 3)               125                  143            142
Other expense, net                                                  284                  166             44
                                                               --------------------------------------------
                                                                 17,587               15,525         13,053
                                                               --------------------------------------------
Earnings before provision for taxes on income                     4,033                3,317          2,681
Provision for taxes on income (Note 6)                            1,146                  914            675
                                                               --------------------------------------------
NET EARNINGS                                                   $  2,887                2,403          2,006
                                                               ============================================
NET EARNINGS PER SHARE (Note 1)                                $   2.17                 1.86           1.56
                                                               ============================================

----------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF COMMON STOCK, RETAINED EARNINGS AND TREASURY STOCK                   Johnson & Johnson and Subsidiaries
----------------------------------------------------------------------------



                                                          Common Stock Issued                                 Treasury Stock
(Dollars in Millions; Shares in Thousands)             -------------------------        Retained          -----------------------
(Notes 1, 10 and 17)                                      Shares          Amount        Earnings           Shares          Amount
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 2, 1994                               1,534,744        $  1,535        $  6,959          248,782         $ 2,504

Net earnings                                                  --              --           2,006               --              --
Cash dividends paid (per share: $0.565)                       --              --            (727)              --              --
Employee compensation and stock option plans                  --              --             (78)          (7,710)           (186)
Repurchase of common stock                                    --              --              --            7,692             185
Other                                                         40              --              38               --              --
                                                       --------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                               1,534,784           1,535           8,198          248,764           2,503
                                                       ==========================================================================
Net earnings                                                  --              --           2,403               --              --
Cash dividends paid (per share: $0.64)                        --              --            (827)              --              --
Employee compensation and stock option plans                  --              --             (35)          (9,152)           (309)
Repurchase of common stock                                    --              --              --            9,164             322
Business combinations                                         --              --              --           (9,312)           (199)
Other                                                         40              --               4               --              --
                                                       --------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                             1,534,824           1,535           9,743          239,464           2,317
                                                       ==========================================================================
Net earnings                                                  --              --           2,887               --              --
Cash dividends paid (per share: $0.735)                       --              --            (974)              --              --
Employee compensation and stock option plans                  --              --            (185)          (8,510)           (389)
Repurchase of common stock                                    --              --              --            8,745             412
Business combinations                                         --              --            (490)         (37,359)           (808)
Other                                                         --              --              31               --              --
                                                       --------------------------------------------------------------------------
BALANCE, DECEMBER 29, 1996                             1,534,824        $  1,535        $ 11,012          202,340         $ 1,532
                                                       ==========================================================================
See Notes to Consolidated Financial Statements                                                                                 30

------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS                                              Johnson & Johnson and Subsidiaries
------------------------------------

(Dollars in Millions) (Note 1)                                                    1996           1995           1994
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                   $ 2,887          2,403          2,006
Adjustments to reconcile net earnings to cash flows:
   Depreciation and amortization of property and intangibles                     1,009            857            724
   Tax deferrals                                                                    (3)           (63)           (66)
   Changes in assets and liabilities, net of effects from acquisition of businesses:
     Increase in accounts receivable, less allowances                             (306)          (265)          (239)
     Increase in inventories                                                      (242)            (9)          (162)
     Increase in accounts payable and accrued liabilities                          245            617            462
     Increase in other current and non-current assets                              (40)          (294)          (112)
     Increase in other current and non-current liabilities                         341            136            362
                                                                               -------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                         3,891          3,382          2,975
                                                                               =====================================
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                      (1,373)        (1,256)          (937)
Proceeds from the disposal of assets                                                37            465            332
Acquisition of businesses, net of cash acquired (Note 17)                         (233)          (154)        (1,932)
Other, principally marketable securities                                          (123)          (151)           (19)
                                                                               -------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                           (1,692)        (1,096)        (2,556)
                                                                               =====================================
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to shareowners                                                          (974)          (827)          (727)
Repurchase of common stock                                                        (412)          (322)          (185)
Proceeds from short-term debt                                                      282            197            328
Retirement of short-term debt                                                     (128)          (634)          (263)
Proceeds from long-term debt                                                       126             --            960
Retirement of long-term debt                                                      (411)          (260)          (363)
Proceeds from the exercise of stock options                                        149            112             62
                                                                               -------------------------------------
NET CASH USED BY FINANCING ACTIVITIES                                           (1,368)        (1,734)          (188)
                                                                               =====================================
Effect of exchange rate changes on cash and cash equivalents                       (21)            13             33
                                                                               -------------------------------------
Increase in cash and cash equivalents                                              810            565            264
Cash and cash equivalents, beginning of year (Note 1)                            1,201            636            372
                                                                               -------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1)                                $ 2,011          1,201            636
                                                                               =====================================

--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
   Interest, net of portion capitalized                                        $   113            137            133
   Income taxes                                                                  1,210          1,071            612

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Treasury stock issued for employee compensation and stock option plans,
   net of cash proceeds                                                        $   252            212            133

ACQUISITIONS OF BUSINESSES
Fair value of assets acquired                                                  $   237            493          2,279
Fair value of liabilities assumed                                                   (4)           (37)          (347)
                                                                               -------------------------------------
                                                                                   233            456          1,932

Treasury stock issued                                                               --           (302)            --
                                                                               -------------------------------------
Net cash payments                                                              $   233            154          1,932
                                                                               =====================================

See Notes to Consolidated Financial Statements                                                                    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Johnson & Johnson and Subsidiaries


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


LONG-LIVED ASSETS

Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The new standard, which was adopted in 1996, did not have a material effect on the Company's results of operations, cash flows or financial position.


FINANCIAL INSTRUMENTS

Gains and losses on foreign currency hedges of existing assets or liabilities, or hedges of firm commitments are deferred and are recognized in income as part of the related transaction.


ADVERTISING

Costs associated with advertising are expensed in the year incurred.
Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.26 billion, $1.03 billion and $.8 billion in 1996, 1995 and 1994, respectively.


INCOME TAXES

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At December 29, 1996 and December 31, 1995 the cumulative amount of undistributed international earnings was approximately $5.5 billion and $4.7 billion, respectively.


NET EARNINGS PER SHARE

Net earnings per share were calculated using the average number of shares outstanding during each year. Shares issuable under stock option and compensation plans would not materially reduce net earnings per share. All share and per share amounts have been restated to retroactively reflect the current and prior year stock splits.


RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ from those estimates.


ANNUAL CLOSING DATE

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as will be the case in 1998, the fiscal year consists of 53 weeks.


RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with current year presentation.


2  INVENTORIES

At the end of 1996 and 1995, inventories were comprised of:

(Dollars in Millions)           1996       1995
--------------------------------------------------------------------------------
Raw materials and supplies     $  687        625
Goods in process                  390        519
Finished goods                  1,421      1,132
                               -----------------
                               $2,498      2,276
                               =================

3  PROPERTY, PLANT AND EQUIPMENT

At the end of 1996 and 1995, property, plant and equipment at cost and accumulated depreciation consisted of:

(Dollars in Millions)                 1996           1995
--------------------------------------------------------------------------------
Land and land improvements           $  339            344
Buildings and building equipment      2,892          2,611
Machinery and equipment               4,875          4,217
Construction in progress                917          1,003
                                     ---------------------
                                      9,023          8,175
Less accumulated depreciation         3,372          2,979
                                     ---------------------
                                     $5,651          5,196
                                     =====================

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1996, 1995 and 1994 was $55, $70 and $44 million, respectively.

   Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income.


4  INTANGIBLE ASSETS

At the end of 1996 and 1995, intangible assets, consisting primarily of patents, trademarks and goodwill, comprised:

(Dollars in Millions)              1996      1995
--------------------------------------------------
Intangible assets                 $3,616     3,345
Less accumulated amortization        509       395
                                  ----------------
                                  $3,107     2,950
                                  ================

--------------------------------------------------

5  BORROWINGS

The components of long-term debt are as follows:

                                                              EFF.                          Eff.
(Dollars in Millions)                        1996             RATE          1995            Rate
---------------------------------------------------------------------------------------------------
8.72% Debentures due 2024                   $  300            8.72%          300            8.72%
6.73% Debentures due 2023                      250            6.73           250            6.73
7 3/8% Eurodollar Notes
  due 1997                                     200            7.43           200            7.43
8% Notes due 1998                             --              --             200            8.00
7 3/8% Notes due 2002                          199            7.49           198            7.49
8.25% Eurodollar Notes
  due 2004                                     199            8.37           198            8.37
9% European Currency
  Unit Notes due 1997(1)                       186            6.84           192            6.84
11 1/4% Italian Lire Notes
  due 1998(1)                                  132            4.84           128            5.33
5% Deutsche Mark Notes
  due 2001(3)                                  114            1.98          --              --
5 3/8% Swiss Franc Notes
  due 1997(1)                                  112            4.64           132            5.13
4 1/2% Currency Indexed
  Notes due 1998(1)                             67            5.12            57            5.69
8.18% to 8.25% Medium Term
  Notes due 1998                                65            8.23           160            8.05
Industrial Revenue Bonds                        61            5.62            66            4.90
8.82% Italian Lire Notes
  due 2003(1)                                 --              --              96            5.58
Other, principally
  international                                 32            --              46            --
                                            ------                         -----
                                             1,917            6.80(2)      2,223            7.20(2)
Less current portion                           507                           116
                                            ------                         -----
                                            $1,410                         2,107
                                            ======                         =====
---------------------------------------------------------------------------------------------------

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

(2) Weighted average effective rate.

(3) Represents 5% Deutsche Mark notes due 2001 issued by a Japanese subsidiary and converted to a 1.98% fixed rate yen note via an interest rate and currency swap.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.3 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expire on October 3, 1997 and $400 million on October 6, 2001. Borrowings under the credit line agreements will bear interest based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

   In 1994, the Company filed a shelf registration with the Securities and Exchange Commission, and in combination with $585 million remaining from a prior shelf registration, initiated a third series of its Medium Term Note Program
(MTN) for the issuance of up to $2.59 billion of unsecured debt securities and warrants to purchase debt securities. No MTN's were issued during 1996 or 1995. In 1996, the Company issued $119 million equivalent of 5% Euro-Deutsche Mark notes due 2001. The proceeds were used for general corporate purposes. The Company also redeemed its $200 million 8% Notes due 1998 and Italian Lire 150 billion (U.S. equivalent $95.4 million) 8.82% Notes due 2003 at par according to the call provisions of each debt issue. At December 29, 1996, the Company had $2.29 billion remaining on its shelf registration.

   Short-term borrowings amounted to $872 million at the end of 1996. These borrowings are composed of $186 million of European currency notes, $200 million of Eurodollar notes, $112 million of Swiss Franc notes and $374 million of local borrowings principally by international subsidiaries.

   Interest rates on the Industrial Revenue Bonds vary from 5% to 6%, while rates on other long-term obligations vary from 2% to 20% according to local conditions.

   Aggregate maturities of long-term obligations for each of the next five years commencing in 1997 are:

(Dollars in Millions)      1997    1998    1999    2000   2001
--------------------------------------------------------------------------------
                           $507     278      15       5    117
--------------------------------------------------------------------------------


6  INCOME TAXES

The provision for taxes on income consists of:

(Dollars in Millions)                      1996       1995      1994
--------------------------------------------------------------------------------
Currently payable:
  U.S. taxes                             $   569       447       318
  International taxes                        487       468       374
  U.S. state and local taxes                  93        62        49
                                         ---------------------------
                                           1,149       977       741
                                         ---------------------------
Deferred:
  U.S. taxes                                  28       (42)      (36)
  International taxes                        (31)      (21)      (30)
                                         ---------------------------
                                              (3)      (63)      (66)
                                         ---------------------------
                                         $ 1,146       914       675
                                         ===========================

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

   Temporary differences and carryforwards for 1996 are as follows:

                                              Deferred Tax
                                        -------------------------
(Dollars in Millions)                      Asset      Liability
-----------------------------------------------------------------
Postretirement benefits                   $  288          --
Postemployment benefits                      108          --
Employee benefit plans                       141          --
Depreciation                                --            293
Non-deductible intangibles                  --            147
Alternative minimum tax credits               44          --
International R&D capitalized for tax        104          --
Reserves & liabilities                       371          --
Income reported for tax purposes             158          --
Miscellaneous international                   69          194
Miscellaneous U.S.                           267          140
                                        -------------------------
Total deferred income taxes               $1,550          774
                                        =========================

A comparison of income tax expense at the federal statutory rate of 35% in 1996, 1995 and 1994, to the Company's effective tax rate is as follows:

(Dollars in Millions)            1996            1995          1994
--------------------------------------------------------------------------------
Earnings before taxes on income:
U.S.                            $ 2,245          1,642         1,317
International                     1,788          1,675         1,364
                                ------------------------------------
Worldwide                       $ 4,033          3,317         2,681
                                ====================================
Statutory taxes                 $ 1,412          1,161           938
Tax rates:
Statutory                          35.0%          35.0%         35.0%
Puerto Rico &
  Ireland operations               (6.3)          (7.3)         (9.2)
Research tax credits               (0.3)          (0.2)         (0.5)
Domestic state and local            1.6            1.2           1.2
International subsidiaries
  excluding Ireland                (2.0)          (1.7)         (1.8)
All other                           0.4            0.6           0.5
                                ------------------------------------
Effective tax rate                 28.4%          27.6%         25.2%
                                ====================================



The increase in the 1996 worldwide effective tax rate was primarily due to the increase in income subject to tax in the United States.

   During 1996, the Company had subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. The Small Business Job Protection Act of 1996 repealed the Puerto Rico tax credit; however, the Company, as an existing credit claimant, may claim the credit for an additional 10 year period. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

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

   In consolidating international subsidiaries, balance sheet currency effects are recorded as a separate component of shareowners' equity. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies, principally Latin America, which are reflected in operating results.

   An analysis of the changes during 1996 and 1995 in the separate component of shareowners' equity for cumulative currency translation adjustments follows:

(Dollars in Millions)        1996      1995
---------------------------------------------
Beginning of year           $ 148       (35)
Translation adjustments      (270)      183
                            ---------------
End of year                 $(122)      148
                            ===============

Net currency transaction and translation gains and losses included in other expense were after-tax gains of $2 million in 1996, and losses of $14 and $4 million in 1995 and 1994, respectively.

--------------------------------------------------------------------------------

8  INTERNATIONAL SUBSIDIARIES

The following amounts are included in the consolidated financial statements for international subsidiaries:

(Dollars in Millions)                    1996             1995
------------------------------------------------------------------
Current assets                          $5,218            4,488
Current liabilities                      2,470            2,234
Net property, plant and equipment        2,569            2,298
Parent company equity in net assets      6,103            5,525
Excess of parent company equity
  over investments                       5,460            4,953

International sales to customers were $10,721, $9,652, and $7,922 million for 1996, 1995 and 1994, respectively.


9  RENTAL EXPENSE AND LEASE COMMITMENTS

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $237 million in 1996, $227 million in 1995 and $207 million in 1994.

   The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 29, 1996 are:

                                                                 After
(Dollars in Millions)        1997    1998    1999   2000   2001   2001  Total
--------------------------------------------------------------------------------
                              $80      67      43     33     25     54    302

Commitments under capital leases are not significant.

--------------------------------------------------------------------------------

10  COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

At December 29, 1996 the Company had five stock-based compensation plans. Under the 1995 Employee Stock Option Plan, the Company may grant options to its employees for up to 56 million shares of common stock. The shares outstanding are for contracts under the Company's 1986, 1991 and 1995 Employee Stock Option Plans, and the Mitek and Cordis Employee Stock Option Plans.

   Stock options expire in ten years from the date they are granted and vest over service periods that range from two to six years. Shares available for future grants amounted to 32.9 million, 40.1 million and 8.3 million in 1996, 1995 and 1994, respectively.

   A summary of the status of the Company's stock option plans as of December 29, 1996 and December 31, 1995, and changes during the years ending on those dates, is presented below:

                                   Options        Weighted Average
(Shares in Thousands)            Outstanding*      Exercise Price
--------------------------------------------------------------------------------
Balance at January 1, 1995         72,544              $19.50
  Options granted                  16,902               41.76
  Options exercised                (8,184)              12.43
  Options cancelled/forfeited      (2,638)              23.46
                                  ---------------------------
Balance at December 31,1995        78,624               24.89
  Options granted                  10,120               43.81
  Options exercised                (7,442)              16.13
  Options cancelled/forfeited      (2,231)              29.27
                                  ---------------------------
Balance at December 29,1996        79,071               28.01
                                  ===========================

* Adjusted to reflect the 1996 two-for-one stock split

   Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the Statement allows the alternative of continued use of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company adopted the new standard in 1996 and elected the continued use of APB Opinion No. 25. Pro forma disclosure has not been provided, as the effect on 1996 net earnings was immaterial.

   The following table summarizes stock options outstanding and exercisable at December 29, 1996.

(Shares in Thousands)    Outstanding                   Exercisable
----------------------------------------------    ----------------------
                                       Average                 Average
Exercise                   Average    Exercise                 Exercise
Price Range       Options    Life(a)     Price    Options        Price
------------------------------------------------------------------------
$ 6.30-$17.86     18,289       2.7      $13.33     18,188        $13.36
$18.28-$36.85     37,907       6.7       24.24     16,770         23.92
$42.13-$52.00     22,875       9.2       46.01       --             --
                 ------------------------------------------------------
$ 6.30-$52.00     79,071       6.5       28.01     34,958         18.43
                 ======================================================

(a) Average contractual life remaining in years


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

   Net pension expense for the Company's defined benefit plans for 1996, 1995 and 1994 included the following components:

(Dollars in Millions)                1996      1995      1994
--------------------------------------------------------------------------------
Service cost for benefits earned
  during period                      $ 159       121       120
Interest cost on projected
  benefit obligations                  230       207       188
Actual return on plan assets          (403)     (555)       (3)
Net amortization and deferral          175       310      (199)
Curtailment and settlement
  losses (gains)                      --          25         1
                                     -------------------------
Net periodic pension cost            $ 161       108       107
                                     =========================

The net periodic pension cost attributable to domestic plans and included above was $84 million in 1996, $43 million in 1995 and $49 million in 1994.

   The following tables provide the domestic assumptions and the range of international assumptions, which are based on the economic environment of each applicable country, used to develop net periodic pension cost and the actuarial present value of projected benefit obligations:

DOMESTIC PENSION PLANS             1996      1995      1994
--------------------------------------------------------------------------------
Expected long-term rate of
  return on plan assets             9.0%      9.0%      9.0%
Weighted average discount rate     7.75      7.25      8.75
Rate of increase in
  compensation levels               5.5       5.5       5.5

INTERNATIONAL PENSION PLANS
--------------------------------------------------------------------------------
Expected long-term rate of
  return on plan assets         5.0-10.0%     5.0-10.0%     5.0-10.0%
Weighted average discount
  rates                          4.0-8.5      4.25-9.5      4.5-10.0
Rate of increase in
  compensation levels            3.0-6.5       3.0-7.0       3.0-7.0

The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1996 and 1995 for the Company's defined benefit plans:

                                                                 Year-end 1996                     Year-end 1995
                                                         ------------------------------------------------------------------
                                                          Domestic       International      Domestic      International
                                                         ------------------------------------------------------------------
                                                                        Over-     Under-                Over-     Under-
(Dollars in Millions)                                                  funded     funded               funded     funded
---------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily stocks and bonds     $ 2,195       1,043        92       1,893       883        76
Book reserves (prepaids)                                      284         (82)      256         323       (77)      250
                                                          -------------------------------------------------------------
Total assets and reserves                                   2,479         961       348       2,216       806       326
                                                          -------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                           1,723         666       254       1,670       575       224
  Nonvested benefits                                           52          26        49          17        24        42
                                                          -------------------------------------------------------------
Accumulated benefit obligation                              1,775         692       303       1,687       599       266
Effect of projected future salary increases                   338         224        80         336       196        82
                                                          -------------------------------------------------------------
Projected benefit obligation                                2,113         916       383       2,023       795       348
                                                          -------------------------------------------------------------
Assets and reserves in excess of (less than)
  projected benefit obligation                            $   366          45       (35)        193        11       (22)
                                                          =============================================================
Components of assets and reserves in excess of
  (less than) projected benefit obligation:
    Unrecognized prior service cost                       $   (45)        (34)      (16)        (68)      (27)       (4)
    Unrecognized net gain (loss)                              387          10        (6)        227       (46)       --
    Unamortized net transition assets (liabilities)            16          69       (17)         19        84       (23)
  Additional minimum liability                                  8          --         4          15        --         5
                                                          -------------------------------------------------------------
Total                                                     $   366          45       (35)        193        11       (22)
                                                          =============================================================
Assets and reserves in excess of accumulated
  benefit obligation                                      $   704         269        45         529       207        60
                                                          =============================================================



14  SAVINGS PLAN

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

   In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareowners' equity.

   Total Company contributions to the plans were $50 million in 1996, $45 million in 1995 and $41 million in 1994.


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

The net periodic postretirement benefit costs for retirees included the following components:

(Dollars in Millions)             1996     1995     1994
---------------------------------------------------------
Service cost-benefits earned
  during the current year         $ 16       12       16
Interest cost on accumulated
  postretirement benefit
  obligation                        46       44       44
Actual return on plan assets        (6)      (3)      --
Net amortization and deferral        3       (7)      (3)
                                  ----------------------
Net periodic postretirement
  benefit cost                    $ 59       46       57
                                  ======================


The plans' status as of year-end 1996 and 1995 was as follows:

                                                 Year-end
                                           -------------------
(Dollars in Millions)                       1996         1995
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees                                $387          394
    Fully eligible active participants        62           76
    Other active participants                142          140
                                           ------------------
Accumulated postretirement
  benefit obligation                         591          610
Life insurance plan assets at
  fair value                                  41           38
                                           ------------------
Accumulated postretirement benefit
  obligation in excess of plans' assets      550          572
                                           ------------------
Unrecognized net gain                        172          112
Unrecognized prior service cost                8            6
                                           ------------------
Accrued postretirement benefit cost         $730          690
                                           ==================

The postretirement benefit obligation was determined by application of the terms of the various plans, together with relevant actuarial assumptions. Health care cost trends are projected at annual rates grading from 11% for employees under age 65 and 8% for employees over age 65 down to 5% for both groups by the year 2008 and beyond. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at year-end by $66 million and the service and interest cost components of the net periodic postretirement benefit cost for 1996 by a total of $9 million.

   Assumptions used to develop net periodic postretirement benefit cost and the actuarial present value of projected postretirement benefit obligations were as follows:

                                      1996      1995      1994
------------------------------------------------------------------
Expected long-term rate of return
  on plan assets                       9.0%      9.0%      9.0%
Weighted average discount rate        7.75      7.25      8.75
Rate of increase in compensation
  levels                               5.5       5.5       5.5

The Company also provides postemployment benefits to qualified former or inactive employees. The Company does not fund these benefits and has the right to modify these plans in the future.


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

   Forward rate agreements (FRA) are used by the Company to fix the rates received on short-term floating-rate investments and mature within 1 year. There were no FRA's outstanding at the end of 1996.

   The following table illustrates the notional amounts outstanding, maturity dates, and the weighted average receive and pay rates of interest rate hedge agreements by type. (Notional amounts provide an indication of the extent of the Company's involvement in such agreements but do not represent its exposure to market risk.)

                                         1996
                        -----------------------------------------
                                               Weighted Avg. Rate
                         Notional  Maturity    ------------------
(Dollars in Millions)    Amounts     Date       Receive     Pay
-----------------------------------------------------------------
Interest rate and
  currency swaps
   Pay variable(1)        $116       1997        5.4%      4.6%
                           193       1998        9.0       4.9
   Pay fixed              $188       1997        9.0       6.8
                           119       2001        5.0       2.0

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

   The Company enters into various types of foreign exchange contracts maturing within five years. The Company has forward exchange contracts outstanding at year-end in various currencies principally in U.S. Dollars, Japanese Yen and Belgian Francs. In addition, the Company has currency swaps outstanding principally in U.S. Dollars, French Francs and Belgian Francs. Deferred unrealized gains and losses, based on dealer-quoted prices, from hedging firm commitments are presented in the following table:

                                    1996
                       -----------------------------
                       Notional
(Dollars in Millions)   Amounts      Gains    Losses
----------------------------------------------------
Forwards                $3,155        62         38
Currency swaps           1,934        19         28

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

      The estimated fair value of the Company's financial instruments are as follows:

                                           1996                   1995
-----------------------------------------------------------------------------------
                                   CARRYING       FAIR      Carrying          Fair
(Dollars in Millions                AMOUNT        VALUE       Amount         Value
-----------------------------------------------------------------------------------
NONDERIVATIVES
Cash and cash
   equivalents                     $2,011         2,011         1,201        1,201
Marketable
   securities -
   current                            125           125           163          164
Marketable
   securities -
   non-current                        351           352           338          341
Long-term
   investments(1)                     484           491           382          386
Long-term
   debt                             1,917         1,987         2,223        2,345
DERIVATIVES
Other assets (liabilities):
   Currency swaps
     (net)                             --            (9)           --            9
   Forwards (net)                      --            24            --           23
   Forward rate
     agreements                        --            --            --            5
   Interest and
     currency swap
     agreements
     related to debt                   (1)            7           (13)          28

(1) Primarily included in other assets on the balance sheet.

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

--------------------------------------------------------------------------------
17  MERGER, ACQUISITIONS AND DIVESTITURES

On February 23, 1996 Johnson & Johnson and Cordis Corporation completed the merger between the two companies. The merger has been accounted for as a pooling of interests; however, prior period financial statements have not been restated as the effect of reflecting data relating to this merger would not materially effect previously issued financial statements.

      Johnson & Johnson issued 2.2584 shares of stock, on a split-adjusted basis, for each share of Cordis stock. The exchange ratio resulted from dividing $109 (exchange value of Cordis shares) by the average of the closing prices for Johnson & Johnson shares for the 10 days prior to the merger. At the time of the merger, Cordis had approximately 17.6 million shares outstanding on a fully diluted basis, resulting in a total value, net of cash, of approximately $1.8 billion.

      Cordis is a leader in angiography and angioplasty (balloon catheters). The combination of Cordis and Johnson & Johnson's interventional cardiology business was an important strategic step for both companies to meet the challenge of providing for customer needs in the fast changing health care industry.

      During 1996 certain businesses were acquired for $233 million. The 1996 acquisitions included Indigo Medical, Inc., a pioneer in the use of advanced, low cost diode lasers for interstitial thermotherapy and the exercise of our option to purchase the trademarks of Lactaid, Inc., producer of the natural dairy digestive supplement LACTAID.

      The excess of purchase price over the estimated fair market value of 1996 acquisitions amounted to $205 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1996 as the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

      In 1995 certain businesses were acquired for $456 million consisting of $154 million in cash and 9,312,000 shares, on a split-adjusted basis, of the Company's stock issued from treasury valued at $302 million. These acquisitions were accounted for by the purchase method and accordingly the results of operations of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

      The 1995 acquisitions included: Mitek Surgical Products, Inc., a manufacturer and marketer of suture anchor products for soft tissue reattachment; Menlo Care, Inc., a manufacturer and marketer of vascular access products to hospital and home health care professionals; Joint Medical Products Inc., a developer and marketer of artificial hips (S-Rom TM) and knee joints; Gyno Pharma, Inc., the exclusive licensor and marketer of the PARAGARD T380A (intrauterine device) in the United States and UltraCision, Inc., the developer and manufacturer of ultrasonic surgical instruments (Harmonic Scalpel TM).

      The excess of purchase price over the estimated fair market value of 1995 acquisitions amounted to $435 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1995 as the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

      Divestitures in 1996 did not have a material effect on the Company's results of operations, cash flows or financial position.

      In 1995, the Company completed the sales of Johnson & Johnson Advanced Materials Company and Chicopee B.V., Netherlands, worldwide developers and marketers of non-woven materials used in a broad range of health care, consumer and industrial applications. In addition, the Company sold the IOLAB ophthalmic surgical business to Chiron Vision, a division of Chiron Corporation.

      The 1995 divestitures resulted in an after-tax capital gain of $103 million. The after-tax gains on the 1995 divestitures were reinvested in certain base businesses.


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

      Additionally, the Company, along with numerous other pharmaceutical manufacturers and distributors, is a defendant in a large number of individual and class actions brought by retail pharmacies in state and federal courts under the antitrust laws. These cases assert price discrimination and price-fixing violations resulting from an alleged industry-wide agreement to deny retail pharmacists price discounts on sales of brand name prescription drugs. The Company believes the claims against the Company in these actions are without merit and is defending them vigorously.

      The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

      The Company believes that the above proceedings in the aggregate would not have a material adverse effect on its results of operations, cash flows or financial position.


--------------------------------------------------------------------------------
19  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years 1996 and 1995 is summarized below:

                                                             1996                                          1995
----------------------------------------------------------------------------------     ------------------------------------------

(Dollars in Millions                      FIRST      SECOND       THIRD     FOURTH       First      Second       Third     Fourth
Except Per Share Figures)               QUARTER     QUARTER     QUARTER    QUARTER     Quarter     Quarter     Quarter    Quarter
---------------------------------------------------------------------------------------------------------------------------------
SEGMENT SALES TO CUSTOMERS
Consumer                                  $1,619      1,544       1,583      1,618       1,436       1,469       1,461      1,465
Pharmaceutical                             1,762      1,808       1,817      1,801       1,483       1,620       1,598      1,573
Professional                               1,953      2,030       2,002      2,083       1,577       1,673       1,679      1,808
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                5,334      5,382       5,402      5,502       4,496       4,762       4,738      4,846
=================================================================================================================================

Gross margin                               3,615      3,650       3,687      3,650       3,049       3,200       3,195      3,163
Earnings before provision for taxes
   on income                               1,124      1,119       1,059        731         921         931         872        593

NET EARNINGS                                 790        791         750        556         654         661         623        465
=================================================================================================================================
NET EARNINGS PER SHARE*                   $  .59        .60         .56        .42         .51         .51         .48        .36
=================================================================================================================================

*Adjusted to reflect the 1996 two-for-one stock split

REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

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

      Coopers & Lybrand L.L.P., independent auditors, is engaged to audit our financial statements. Coopers & Lybrand L.L.P. obtains and maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion in the report that follows.

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


/s/ Ralph S. Larsen                  /s/ Clark H. Johnson

Ralph S. Larsen                      Clark H. Johnson
Chairman, Board of Directors         Vice President, Finance
and Chief Executive Officer          and Chief Financial Officer


INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------
To the Shareowners and Board of Directors of Johnson & Johnson:

We have audited the accompanying consolidated balance sheet of Johnson & Johnson and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statement of earnings, consolidated statement of common stock, retained earnings and treasury stock, and consolidated statement of cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson & Johnson and subsidiaries as of December 29,1996 and December 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

New York, New York
January 20, 1997

SEGMENTS OF BUSINESS(1)                       Johnson & Johnson and Subsidiaries


                                    SALES TO CUSTOMERS(2)
                              ---------------------------------
(Dollars in Millions)            1996         1995         1994
---------------------------------------------------------------
Consumer-Domestic             $ 3,166        2,858        2,692
          International         3,198        2,973        2,559
                              ---------------------------------
          Total                 6,364        5,831        5,251
                              ---------------------------------
Pharmaceutical-Domestic         3,355        2,697        2,143
          International         3,833        3,577        3,015
                              ---------------------------------
          Total                 7,188        6,274        5,158
                              ---------------------------------
Professional-Domestic           4,378        3,635        2,977
          International         3,690        3,102        2,348
                              ---------------------------------
          Total                 8,068        6,737        5,325
                              ---------------------------------
Worldwide total               $21,620       18,842       15,734
                              =================================


                                                      OPERATING PROFIT         IDENTIFIABLE ASSETS
                                              ---------------------------    --------------------------
(Dollars in Millions)                           1996     1995        1994      1996      1995      1994
-------------------------------------------------------------------------------------------------------
Consumer                                      $  361       298        443     4,874     4,852     4,489
Pharmaceutical                                 2,477     2,073      1,669     6,032     5,129     4,756
Professional                                   1,416     1,203        843     7,505     6,679     5,765
                                              ---------------------------------------------------------
Segments total                                 4,254     3,574      2,955    18,411    16,660    15,010
Expenses not allocated to segments(3)           (221)     (257)      (274)
General corporate                                                             1,599     1,213       658
                                              ---------------------------------------------------------
Worldwide total                               $4,033     3,317      2,681    20,010    17,873    15,668
                                              =========================================================


                                     ADDITIONS TO PROPERTY,            DEPRECIATION AND
                                        PLANT & EQUIPMENT                 AMORTIZATION
                                  ---------------------------     -------------------------
(Dollars in Millions)               1996      1995       1994      1996      1995      1994
-------------------------------------------------------------------------------------------
Consumer                          $  283       264        218       247       254       241
Pharmaceutical                       427       427        327       254       219       183
Professional                         570       472        365       430       322       268
                                  ---------------------------------------------------------
Segments total                     1,280     1,163        910       931       795       692
General corporate                     93        93         27        78        62        32
                                  ---------------------------------------------------------
Worldwide total                   $1,373     1,256        937     1,009       857       724
                                  =========================================================

GEOGRAPHIC AREAS

                                            SALES TO CUSTOMERS(2)            OPERATING PROFIT             IDENTIFIABLE ASSETS
                                        ----------------------------     --------------------------       -----------------------
(Dollars in Millions)                      1996       1995      1994      1996      1995       1994      1996      1995      1994
---------------------------------------------------------------------------------------------------------------------------------
United States                           $10,899      9,190     7,812     2,405     1,872      1,534     9,264     8,472     8,430
Europe                                    6,151      5,573     4,504     1,382     1,267      1,050     6,447     5,633     4,271
Western Hemisphere excluding U.S.         1,914      1,731     1,511       228       195        173     1,132     1,072       970
Asia-Pacific, Africa                      2,656      2,348     1,907       239       240        198     1,568     1,483     1,339
                                        -----------------------------------------------------------------------------------------
Segments total                           21,620     18,842    15,734     4,254     3,574      2,955    18,411    16,660    15,010
Expenses not allocated
   to segments(3)                                                         (221)     (257)      (274)
General corporate                                                                                       1,599     1,213       658
                                        -----------------------------------------------------------------------------------------
Worldwide total                         $21,620     18,842    15,734     4,033     3,317      2,681    20,010    17,873    15,668
                                        =========================================================================================

(1) See Management's Discussion and Analysis, pages 26 to 28, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.

(3) Expenses not allocated to segments include interest expense, minority interests and general corporate income and expense.

                                             Johnson & Johnson and Subsidiaries

SUMMARY OF OPERATIONS AND STATISTICAL DATA 1986-1996


(Dollars in Millions Except Per Share Figures)                    1996           1995           1994            1993
--------------------------------------------------------------------------------------------------------------------
Sales to customers - Domestic                                 $ 10,899          9,190          7,812           7,203
Sales to customers - International                              10,721          9,652          7,922           6,935
                                                              ------------------------------------------------------
TOTAL SALES                                                     21,620         18,842         15,734          14,138
                                                              ======================================================
Cost of products sold                                            7,018          6,235          5,299           4,791
Selling, marketing and administrative expenses                   8,394          7,462          6,350           5,771
Research expense                                                 1,905          1,634          1,278           1,182
Permanent impairment of certain assets and operations
   in Latin America                                                 --             --             --              --
Redirection charges                                                 --             --             --              --
Interest income                                                   (139)          (115)           (60)            (80)
Interest expense, net of portion capitalized                       125            143            142             126
Other expense (income), net                                        284            166             44              16
                                                              ------------------------------------------------------
                                                                17,587         15,525         13,053          11,806
                                                              ------------------------------------------------------
Earnings before provision for taxes on income                    4,033          3,317          2,681           2,332
Provision for taxes on income                                    1,146            914            675             545
                                                              ------------------------------------------------------
Earnings before cumulative effect of accounting changes          2,887          2,403          2,006           1,787
Cumulative effect of accounting changes (net of tax)                --             --             --              --
                                                              ------------------------------------------------------
NET EARNINGS                                                  $  2,887          2,403          2,006           1,787
                                                              ======================================================
Percent of sales to customers                                     13.4           12.8           12.7            12.6
NET EARNINGS PER SHARE OF COMMON STOCK*                       $   2.17           1.86           1.56            1.37
                                                              ======================================================
PERCENT RETURN ON AVERAGE SHAREOWNERS' EQUITY                     29.0           29.7           31.6            33.3
                                                              ======================================================
PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR:
Sales to customers                                                14.7           19.8           11.3             2.8
NET EARNINGS PER SHARE                                            16.7           19.2           13.9            75.6(1)
                                                              ======================================================
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(5)                             $ 11,204          9,852          7,952           7,033
Total employment costs                                           5,275          4,707          4,282           4,066
Depreciation and amortization                                    1,009            857            724             617
Maintenance and repairs(6)                                         281            252            217             202
Total tax expense(7)                                             1,699          1,433          1,142             968
TOTAL TAX EXPENSE PER SHARE(7)*                                   1.27           1.11            .89             .74
                                                              ======================================================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                            $  5,651          5,196          4,910           4,406
Additions to property, plant and equipment                       1,373          1,256            937             975
Total assets                                                    20,010         17,873         15,668          12,242
Long-term debt                                                   1,410          2,107          2,199           1,493
                                                              ======================================================
COMMON STOCK INFORMATION:*
Dividends paid per share                                      $   .735            .64           .565            .505
Shareowners' equity per share                                 $   8.13           6.98           5.54            4.33
Market price per share (year-end close)                       $     50 1/2         42 3/4         27 3/8          22 3/8
Average shares outstanding (millions)                          1,332.6        1,291.9        1,286.1         1,303.5
SHAREOWNERS OF RECORD (THOUSANDS)                                138.5          113.5          104.7            96.1
                                                              ======================================================
EMPLOYEES (THOUSANDS)                                             89.3           82.3           81.5            81.6
                                                              ======================================================

(Dollars in Millions Except Per Share Figures)                   1992              1991             1990             1989
-------------------------------------------------------------------------------------------------------------------------
Sales to customers - Domestic                                   6,903             6,248            5,427            4,881
Sales to customers - International                              6,850             6,199            5,805            4,876
                                                              -----------------------------------------------------------
TOTAL SALES                                                    13,753            12,447           11,232            9,757
                                                              ===========================================================
Cost of products sold                                           4,678             4,204            3,937            3,480
Selling, marketing and administrative expenses                  5,671             5,099            4,469            3,897
Research expense                                                1,127               980              834              719
Permanent impairment of certain assets and operations
   in Latin America                                                --                --              104               --
Redirection charges                                                --                --               --               --
Interest income                                                   (93)              (88)             (98)             (87)
Interest expense, net of portion capitalized                      124               129              201(4)           141
Other expense (income), net                                        39                85              162               93
                                                              -----------------------------------------------------------
                                                               11,546            10,409            9,609            8,243
                                                              -----------------------------------------------------------
Earnings before provision for taxes on income                   2,207             2,038            1,623            1,514
Provision for taxes on income                                     582               577              480              432
                                                              -----------------------------------------------------------
Earnings before cumulative effect of accounting changes         1,625             1,461            1,143            1,082
Cumulative effect of accounting changes (net of tax)             (595)               --               --               --
                                                              -----------------------------------------------------------
NET EARNINGS                                                    1,030             1,461            1,143            1,082
                                                              ===========================================================
Percent of sales to customers                                     7.5(1)           11.7             10.2(2)          11.1
NET EARNINGS PER SHARE OF COMMON STOCK*                           .78              1.10              .86              .81
                                                              ===========================================================
PERCENT RETURN ON AVERAGE SHAREOWNERS' EQUITY                    19.1(1)           27.8             25.3(2)          28.3
                                                              ===========================================================
PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR:
Sales to customers                                               10.5              10.8             15.1              8.4
NET EARNINGS PER SHARE                                          (28.8)(1)          27.3(2)           6.2(2)          13.3
                                                              ===========================================================
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(5)                               6,857             6,329            5,728            4,908
Total employment costs                                          4,044             3,507            3,195            2,871
Depreciation and amortization                                     560               493              474              414
Maintenance and repairs(6)                                        210               203              185              193
Total tax expense(7)                                            1,000               966              825              708
TOTAL TAX EXPENSE PER SHARE(7)*                                   .76               .73              .62              .53
                                                              ===========================================================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                              4,115             3,667            3,247            2,846
Additions to property, plant and equipment                      1,103               987              830              750
Total assets                                                   11,884            10,513            9,506            7,919
Long-term debt                                                  1,365             1,301            1,316            1,170
                                                              ===========================================================
COMMON STOCK INFORMATION:*
Dividends paid per share                                         .445              .385              .33              .28
Shareowners' equity per share                                    3.94              4.22             3.68             3.11
Market price per share (year-end close)                           25 1/4             28 5/8           17 7/8           14 7/8
Average shares outstanding (millions)                         1,318.9           1,332.3          1,332.2          1,332.5
SHAREOWNERS OF RECORD (THOUSANDS)                                84.1              69.9             64.6             60.5
                                                              ===========================================================
EMPLOYEES (THOUSANDS)                                            84.9              82.7             82.2             83.1
                                                              ===========================================================


(Dollars in Millions Except Per Share Figures)                   1988          1987          1986
-------------------------------------------------------------------------------------------------
Sales to customers - Domestic                                   4,576         4,167         3,972
Sales to customers - International                              4,424         3,845         3,031
                                                              -----------------------------------
TOTAL SALES                                                     9,000         8,012         7,003
                                                              ===================================
Cost of products sold                                           3,292         2,958         2,632
Selling, marketing and administrative expenses                  3,630         3,228         2,868
Research expense                                                  674           617           521
Permanent impairment of certain assets and operations
   in Latin America                                                --            --            --
Redirection charges                                                --            --           540
Interest income                                                   (72)          (95)         (100)
Interest expense, net of portion capitalized                      104           116            66
Other expense (income), net                                       (24)           (5)           85
                                                              -----------------------------------
                                                                7,604         6,819         6,612
                                                              -----------------------------------
Earnings before provision for taxes on income                   1,396         1,193           391
Provision for taxes on income                                     422           360            61
                                                              -----------------------------------
Earnings before cumulative effect of accounting changes           974           833           330
Cumulative effect of accounting changes (net of tax)               --            --            --
                                                              -----------------------------------
NET EARNINGS                                                      974           833           330
                                                              ===================================
Percent of sales to customers                                    10.8          10.4           4.7(3)
NET EARNINGS PER SHARE OF COMMON STOCK*                           .71           .60           .23
                                                              ===================================
PERCENT RETURN ON AVERAGE SHAREOWNERS' EQUITY                    27.9          26.4          10.7(3)
                                                              ===================================
PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR:
Sales to customers                                               12.3          14.4           9.1
NET EARNINGS PER SHARE                                           18.2            --(3)      (45.2)(3)
                                                              ===================================
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(5)                               4,528         4,030         3,642
Total employment costs                                          2,639         2,388         2,091
Depreciation and amortization                                     391           356           291
Maintenance and repairs(6)                                        191           180           170
Total tax expense(7)                                              678           591           284
TOTAL TAX EXPENSE PER SHARE(7)*                                   .50           .43           .20
                                                              ===================================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                              2,493         2,250         1,916
Additions to property, plant and equipment                        664           515           446
Total assets                                                    7,119         6,546         5,877
Long-term debt                                                  1,166           733           242
                                                              ===================================
COMMON STOCK INFORMATION:*
Dividends paid per share                                          .24           .20           .17
Shareowners' equity per share                                    2.63          2.53          2.04
Market price per share (year-end close)                            10 5/8         9 3/8         8 1/2
Average shares outstanding (millions)                         1,362.4       1,380.6       1,427.3
SHAREOWNERS OF RECORD (THOUSANDS)                                54.5          51.2          52.1
                                                              ===================================
EMPLOYEES (THOUSANDS)                                            81.3          78.2          77.1
                                                              ===================================

*Adjusted to reflect the 1996 two-for-one stock split

(1) After the cumulative effect of accounting changes of $595 million.

                    - 1992 earnings percent of sales to customers before accounting changes is 11.8%.

                    - 1992 earnings percent return on average shareowners' equity before accounting changes is 28.5%.

                    - 1993 net earnings per share percent increase over prior year before accounting change is 11.4%;

                         1992 is 12.3%.

(2) After Latin America non-recurring charges of $125 million.

                    - 1990 net earnings percent of sales to customers before non-recurring charges is 11.3%.

                    - 1990 percent return on average shareowners' equity before non-recurring charges is 27.6%.

                    - 1991 net earnings per share percent increase over prior year before non-recurring charges is 15.3%;

                         1990 is 17.3%.

(3) After one-time charges of $380 million.

                    - 1986 earnings percent of sales before one-time charges is 10.1%.

                    - 1986 percent return on average shareowners' equity before one-time charges is 21.6%.

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

THREE YEARS IN BRIEF-WORLDWIDE

                                                                                                         % Change
                                                                                                     ----------------
(Dollars in Millions Except Per Share Figures)         1996            1995             1994         1996        1995
---------------------------------------------------------------------------------------------------------------------
Sales to customers                                 $ 21,620          18,842           15,734         14.7       19.8
Net earnings                                          2,887           2,403            2,006         20.1       19.8
Cash dividends paid                                     974             827              727         17.8       13.8
Shareowners' equity                                  10,836           9,045            7,122         19.8       27.0
                                                   -----------------------------------------------------------------
Percent return on average
  shareowners' equity                                  29.0            29.7             31.6          --         --
                                                   -----------------------------------------------------------------
Per share*
  Net earnings                                     $   2.17            1.86             1.56        16.7       19.2
  Cash dividends paid                                  .735             .64             .565        14.8       13.3
  Shareowners' equity                                  8.13            6.98             5.54        16.5       26.0
  Market price (year-end close)                          50 1/2          42 3/4           27 3/8    18.1       56.2
                                                   -----------------------------------------------------------------
Average shares outstanding (millions)*              1,332.6         1,291.9          1,286.1         3.2        0.5
Shareowners of record (thousands)                     138.5           113.5            104.7        22.0        8.4
Number of employees (thousands)                        89.3            82.3             81.5         8.5        1.0
                                                   -----------------------------------------------------------------

*Adjusted to reflect the 1996 two-for-one stock split


DESCRIPTION OF THE COMPANY

Johnson & Johnson, with $21.6 billion in sales, is the world's largest and most comprehensive manufacturer of health care products serving the consumer, pharmaceutical and professional markets. Johnson & Johnson has 89,300 employees and more than 170 operating companies in 50 countries around the world, selling products in more than 175 countries.

ON THE COVER

Dr. Zhu Hong-Sheng typifies surgeons throughout China, who are able to better care for their patients with high quality ETHICON Silk Sutures, now that the Company has begun local manufacturing in Shanghai.

CONTENTS

   1  Letter to Shareowners

   4  Editorial Section

  23  Management's Discussion and Analysis of Results

  29  Consolidated Financial Statements

  32  Notes to Consolidated Financial Statements

  40  Report of Management

  40  Independent Auditor's Report

  41  Segments of Business and Geographic Areas

  42  Summary of Operations and Statistical Data 1986-1996

  43  Principal Global Affiliates

  46  Worldwide Family of Companies

  50  Board of Directors and Committees of the Board

  51 Corporate Officers, Company Group Chairmen, Corporate and Shareowner Information