Form 10-K405, Exhibit 13
period 1997-12-28
JOHNSON & JOHNSON
filed 1998-03-27
CIK 200406

   Contents

26 Management's Discussion and
   Analysis of Results

32 Consolidated Financial Statements

35 Notes to Consolidated Financial
   Statements

43 Report of Management

43 Independent Auditor's Report

44 Segments of Business and
   Geographic Areas

45 Summary of Operations and
   Statistical Data 1987-1997


                                                                      Financials

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Record sales of $22.63 billion reinforced the Company's position as the world's most comprehensive and broadly-based manufacturer of health care products. Sales increased by 4.7% over 1996, despite the impact of the stronger dollar which depressed sales growth by 4.0%. This marked the sixty-fifth consecutive year of positive sales growth. The Company also achieved record profitability as earnings grew to $3.3 billion, up 14.4% over 1996 and posted a record net income margin for 1997 of 14.6%. The solid performance of new products introduced over the past few years as well as cost efficiencies have enabled the Company to attain these record sales and profitability levels.

      The Company's investment in research and development continues to drive the growth in new products. During 1997, the Company invested $2.14 billion, or 9.5% of sales, in research and development, the highest level in the Company's history. This spending emphasizes the Company's commitment to achieving significant advances in health care through the discovery and development of innovative, knowledge based, cost effective products that prolong and enhance the quality of life.

      During 1997, the Company continued initiatives to streamline its businesses worldwide and to make the organization more cost efficient. The 1997 gross profit margin improved from 67.5% to 68.4%, while selling, marketing and administrative expenses as a percent to sales continued to fall from 38.8% to 38.5%. Over the past two years, the improvement in gross margins and reduced operating expenses has resulted in cost savings of nearly $600 million on an annual basis.

      Earnings in 1997 generated $4.34 billion in cash from operations. When combined with $3.89 billion in cash generated from operations in 1996, this total of $8.23 billion in cash financed capital investments and all of the Company's cash requirements during the past two years. This enabled the Company to reduce net debt by $2.12 billion to a net cash position (cash and current marketable securities net of debt) of $1.06 billion.

      The worldwide health care market continues to be transformed as customers have become more knowledgeable and demand even greater value. Simultaneously, the market place has become increasingly more competitive. The Company believes that it is well positioned to meet these challenges by providing innovative and unique products through its commitment to research and development. Additionally, our organizational structure of decentralized management and dedicated employees along with our strong Credo values will enable us to provide our customers with innovative products and services that create value.

Sales and Earnings

In 1997, worldwide sales increased 4.7% to $22.63 billion compared to increases of 14.7% and 19.8% in 1996 and 1995, respectively. Excluding the impact of foreign currencies, worldwide sales increased 8.7%, 16.5%, and 16.7% in 1997, 1996 and 1995, respectively.

Sales to Customers
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

      Worldwide net earnings for 1997 were $3.3 billion, reflecting a 14.4% increase over 1996. Worldwide basic net earnings per share for 1997 equaled $2.47, compared with $2.17 for 1996, adjusted to reflect the 1996 two-for-one stock split, an increase of 13.8%. Worldwide diluted net earnings per share were $2.41, compared with 1996 diluted net earnings per share of $2.12, adjusted to reflect the 1996 two-for-one stock split, an increase of 13.7%. The net income margin for 1997 was 14.6%, the highest in the Company's history.

      Worldwide net earnings for 1996 were $2.89 billion, or basic net earnings per share of $2.17 on a split-adjusted basis, representing increases over 1995 of 20.1% and 16.7%, respectively. Diluted net earnings per share were $2.12 for 1996 representing an increase of 16.5% over 1995. In 1995, worldwide net earnings were $2.4 billion, or basic net earnings per share of $1.86 on a split-adjusted basis, representing increases over 1994 of 19.8% and 19.2%, respectively. Diluted net earnings per share were $1.82 for 1995 representing an increase of 18.2% over 1994.

      Average shares of common stock outstanding in 1997 were 1.34 billion compared with 1.33 billion and 1.29 billion in 1996 and 1995, respectively, on a split-adjusted basis.

Net Earnings
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

      Sales by domestic companies were $11.76, $10.9 and $9.19 billion in 1997, 1996 and 1995, representing increases of 7.9%, 18.6% and 17.6%, respectively. The increase in domestic sales in 1997 was driven by the strong performance of products introduced in the past few years and the continued expansion of base businesses.

      Sales by international companies were $10.87, $10.72 and $9.65 billion in 1997, 1996 and 1995, representing increases of 1.4%, 11.1% and 21.8%, respectively. Excluding the impact of the relative strength or weakness of the dollar over the past three years compared to international currencies, international company sales increased 9.5%, 14.6% and 15.6% in 1997, 1996 and 1995, respectively.

      All geographic areas throughout the world posted strong operational gains during 1997. Excluding the effect of the stronger U.S. dollar on foreign currencies, sales increased 6.8% in Europe, 7.2% in the Western Hemisphere (excluding the U.S.) and 17.6% in the Asia-Pacific, Africa regions.

      The Company achieved an annual compound growth rate of 10.9% for worldwide sales for the ten-year period since 1987 with domestic and international sales growing at rates of 10.9% and 11.0%, respectively. For the same ten-year period, worldwide net earnings achieved an annual growth rate of 14.8%, while basic earnings per share grew at a rate of 15.2%. For the last five years, excluding the cumulative effects of accounting changes in 1992, annual compound growth rates for sales, net earnings and basic earnings per share were 10.5%, 15.2% and 14.9%, respectively.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of shareowners of record at year-end 1997 was 156,800. The composite market price ranges for Johnson & Johnson common stock during 1997 and 1996, adjusted to reflect the 1996 two-for-one stock split, were:

                                   1997                          1996
                          ------------------------------------------------------
                            High           Low            High           Low
--------------------------------------------------------------------------------
First quarter             $62 3/4         48 5/8         50 1/4         41 5/8
Second quarter             66 7/8         51 1/8         50 3/4         42 7/8
Third quarter              65 7/8         55 1/8         53 3/8         44 1/8
Fourth quarter             67 5/16        52 5/8         54             47 1/8
Year-end close                     64 7/8                        50 1/2

Cash Dividends Paid

The Company increased its dividends in 1997 for the thirty-fifth consecutive year. Cash dividends paid were $.85 per share in 1997 compared with split-adjusted dividends of $.735 and $.64 per share in 1996 and 1995, respectively. The dividends were distributed as follows:

                                     1997            1996            1995
--------------------------------------------------------------------------------
First quarter                        $.19            .165            .145
Second quarter                        .22            .19             .165
Third quarter                         .22            .19             .165
Fourth quarter                        .22            .19             .165
                                     ------------------------------------------
Total                                $.85            .735            .64
                                     ==========================================

On January 2, 1998, the Board of Directors declared a regular cash dividend of $.22 per share, paid on March 10, 1998 to shareowners of record on February 17, 1998.

      The Company expects to continue the practice of paying regular cash dividends.

Costs and Expenses

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities were as follows:

(Millions of Dollars)                 1997            1996            1995
--------------------------------------------------------------------------------
Research expense                    $2,140           1,905           1,634
Percent increase over
 prior year                           12.3%           16.6%           27.9%
Percent of sales                       9.5             8.8             8.7

      Research expense as a percent of sales for the Pharmaceutical segment was 16.7%, 15.2% and 15.3% in 1997, 1996 and 1995, respectively, while averaging 5.5%, 5.6% and 5.4% in the other two segments.

Research Expense
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.26 billion in 1997, $1.26 billion in 1996 and $1.03 billion in 1995. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

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

      Statement of Position No. 96-1, "Environmental Remediation Liabilities," requires that environmental remediation liabilities be accrued when the criteria of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," are met. The new standard that was adopted in 1997 has not had a material effect on the Company's results of operations, cash flows or financial position.

      Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

      The worldwide effective income tax rate was 27.8% in 1997, 28.4% in 1996 and 27.6% in 1995. The decrease in the 1997 worldwide effective tax rate was primarily due to a greater proportion of taxable income derived from lower tax rate countries. See page 37 for additional information.

      A summary of operations and related statistical data for the years 1987-1997 can be found on page 45.

Distribution of Sales Revenues

The distribution of sales revenues for 1997, 1996 and 1995 were:

                                        1997            1996            1995
--------------------------------------------------------------------------------
Employment costs                        23.8%           24.4%           25.0%
Cost of materials
  and services                          50.8            51.8            52.3
Depreciation and
  amortization of property
  and intangibles                        4.7             4.6             4.5
Taxes other than payroll                 6.1             5.8             5.4
Earnings reinvested
  in business                            9.6             8.9             8.4
Cash dividends paid                      5.0             4.5             4.4

Liquidity and Capital Resources

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $2.9 billion at the end of 1997 as compared with $2.14 billion at the end of 1996.

      Total unused credit available to the Company approximates $3.2 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expires on October 2, 1998 and $400 million on October 6, 2002.

      The Company issued no medium term notes or public long-term debt during 1997. At December 28, 1997, the Company had $2.29 billion remaining on its shelf registration of $2.59 billion. A summary of borrowings can be found on page 36.

      Total borrowings at the end of 1997 and 1996 were $1.84 billion and $2.28 billion, respectively. In 1997 net cash (cash and current marketable securities net of debt) was $1.06 billion. In 1996 net debt (debt net of cash and current marketable securities) was $146 million. Total debt represented 13.0% and 17.4% of total capital (shareowners' equity and total debt) in 1997 and 1996, respectively. Shareowners' equity per share at the end of 1997 was $9.19 compared with $8.13 at year-end 1996, an increase of 13.0%.

Financial Instruments

The Company uses financial instruments to manage the impact of interest rate and foreign exchange rate changes on earnings and cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gain or loss on the underlying transaction. A 10% appreciation of the U.S. Dollar from December 28, 1997 market rates would increase the unrealized value of the Company's forward contracts by $178 million. Conversely, a 10% depreciation of the U.S. Dollar from December 28, 1997 market rates would decrease the unrealized value of the Company's forward contracts by $216 million. In either scenario, the gain or loss on the forward contract is offset by the gain or loss on the underlying transaction and therefore has no impact on future earnings and cash flows.

      The Company also enters into interest rate and currency swap contracts to manage the Company's exposure to interest rate changes and hedge foreign currency denominated debt. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments is immaterial.

      The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote and in any event would be immaterial. See pages 36, 40 and 41 for additional information.

Changing Prices and Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers, and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1980-1996, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. This was true again in 1997.

      Inflation rates, even though moderate in many parts of the world during 1997, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Year 2000

The Company has reviewed its critical information systems for YEAR 2000 compliance and has initiated plans to remedy any deficiencies in a timely manner. As a result of the review and action plan, the Company believes the cost of such reme-dial corrective actions are not material to the Company's financial position, results of operations or cash flows.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" that establishes standards for reporting and display of an alternative income measurement and its components in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 130 in 1998.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" that establishes standards for the reporting of information about operating segments in annual financial statements. Additionally, it requires that enterprises report selected information about operating segments in interim financial reports issued to shareowners. This statement is effective for periods beginning after December 15, 1997 and the Company will adopt SFAS 131 for fiscal year 1998.

Segments of Business

Financial information for the Company's three worldwide business segments is summarized below. Refer to page 44 for additional information on segments of business.

Sales by Segment of Business
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

            [The following information was represented as a bar graph
                            in the printed material.]

                      1995       1996      1997
Consumer              30.9%      29.4%     28.7%
Pharmaceutical        33.3       33.3      34.0
Professional          35.8       37.3      37.3

                   $18,842    $21,620   $22,629

Sales                                                        Increase
                                                        ------------------
(Millions of Dollars)             1997        1996      Amount     Percent
--------------------------------------------------------------------------------
Consumer                       $ 6,498       6,364         134         2.1%
Pharmaceutical                   7,696       7,188         508         7.1
Professional                     8,435       8,068         367         4.5
                               -------------------------------
Worldwide total                $22,629      21,620       1,009         4.7%
                               ===============================

Operating Profit by Segment of Business
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

            [The following information was represented as a bar graph
                            in the printed material.]

                      1995       1996      1997
Consumer               8.3%       8.5%     11.7%
Pharmaceutical        58.0       58.2      55.9
Professional          33.7       33.3      32.4

                    $3,574     $4,254    $4,777

Operating Profit                                            Percent of Sales
                                                            ----------------
(Millions of Dollars)             1997        1996          1997        1996
--------------------------------------------------------------------------------
Consumer                       $   558         361           8.6%        5.7%
Pharmaceutical                   2,669       2,477          34.7        34.5
Professional                     1,550       1,416          18.4        17.6
                               -------------------
Worldwide total                  4,777       4,254          21.1        19.7
Expenses not
  allocated to
  segments                        (201)       (221)          (.9)       (1.0)
                               -------------------
Earnings before
  taxes on income              $ 4,576       4,033          20.2%       18.7%
                               ===================

Consumer

The Consumer segment's principal products are personal care and hygienic products, including oral and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult skin and hair care products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; JOHNSON'S CLEAN & CLEAR skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; JOHNSON's pH 5.5 skin and hair care products; MONISTAT, a remedy for vaginal yeast infections; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson o Merck Consumer Pharmaceuticals Co.; NEUTROGENA skin and hair care products; NICOTROL smoking cessation products; o.b. Tampons; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; STAYFREE and SURE & NATURAL sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

      Consumer segment sales in 1997 were $6.5 billion, an increase of 2.1% over 1996. Sales by domestic companies accounted for 49.9% of the total segment, while international companies accounted for 50.1%. This growth was led by strong performance in the NEUTROGENA, RoC and CLEAN & CLEAR skin care franchises as well as adult and children's MOTRIN, IMODIUM Advanced Formula and LACTAID. During the year, the Company announced a licensing agreement with Raisio Group of Finland for the North American marketing rights (as well as a letter of intent for the worldwide marketing rights) to a dietary ingredient, stanol ester, which is patented for use in reducing cholesterol. The Company also established an alliance with Takeda Chemical Industries in Japan for the sale and distribution of OTC products beginning with several forms of TYLENOL.

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

      Consumer segment sales in 1995 were $5.83 billion, an increase of 11% over 1994. Sales by domestic companies accounted for 49% of the total segment, while international companies accounted for 51%. Growth was led by the addition of the Neutrogena line of high quality skin and hair care products, which was acquired in the third quarter of 1994; the U.S. launch of PEPCID AC Acid Controller, by Johnson & Johnson o Merck Consumer Pharmaceuticals Co., and continued growth in international markets, most notably Brazil. In addition to PEPCID AC, Children's MOTRIN, a nonprescription children's fever and pain reliever that lasts up to eight hours, was introduced as an over-the-counter product.

      Acquisitions and divestitures during 1997 and 1996 are described in more detail on page 41.

Pharmaceutical

The Pharmaceutical segment represents over 50% of the Company's operating profit for all segments. This segment's principal worldwide franchises are in the allergy, antibacterial, antifungal, antianemia, central nervous system, contraceptive, dermatology, gastrointestinal, and pain management fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

      Prescription drugs include DURAGESIC, a transdermal patch for chronic pain; EPREX (sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin, which stimulates red blood cell production; ERGAMISOL, a colon cancer drug; FLOXIN and LEVAQUIN, both antibacterials; HISMANAL, the once-a-day less sedating antihistamine; IMODIUM, an antidiarrheal; LEUSTATIN, for hairy cell leukemia; MOTILIUM, a gastrointestinal mobilizer; NIZORAL, SPORANOX and TERAZOL, antifungals; ORTHOCLONE OKT-3, for reversing the rejection of kidney, heart and liver transplants, ORTHO-NOVUM group of oral contraceptives; PREPULSID (sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; RETIN-A, a dermatological cream for acne; RENOVA, a dermatological cream for photo aging; RISPERDAL, an antipsychotic drug; and ULTRAM, a centrally acting prescription analgesic for moderate to moderately severe pain.

      Johnson & Johnson markets more than 90 prescription drugs around the world, with 50% of the sales generated outside the United States. Twenty-six drugs sold by the Company had 1997 sales in excess of $50 million, with 17 of them in excess of $100 million.

      Pharmaceutical segment sales in 1997 were $7.7 billion, an increase of 7.1% over 1996. This growth reflects the strong performance of RISPERDAL, PROCRIT, PROPULSID, ULTRAM, DURAGESIC, and LEVAQUIN, a new anti-infective launched in 1997.

      At year-end 1997, the Company received approval from the FDA for REGRANEX (becaplermin), the first biologic treatment proven to increase the incidence of healing in diabetic foot ulcers. This wound healing agent utilizes a genetically-engineered human platelet-derived growth factor to actively stimulate the body to grow new tissue.

      In the fourth quarter, the Company announced a licensing agreement for the rights to a novel class of compounds for the treatment of pain and inflammation. These compounds include selective Cox-2 inhibitors and offer advantages over currently available drugs that have gastrointestinal side effects.

      Pharmaceutical segment sales in 1996 were $7.19 billion, an increase of 14.6% over 1995. Domestic sales advanced 24.4%, while international sales advanced 7.2%. The worldwide growth was attributable to the outstanding performances of PROCRIT, RISPERDAL, SPORANOX, PROPULSID, ULTRAM, and DURAGESIC.

      Pharmaceutical segment sales in 1995 were $6.27 billion, an increase of 21.6% over 1994. Domestic sales advanced 25.9%, while international sales rose 18.6%. The worldwide sales growth reflected the outstanding performances of RISPERDAL, PROPULSID, SPORANOX, DURAGESIC and PROCRIT. Additionally, ULTRAM, launched in late March, was also an important contributor to sales growth.

      Significant research activities continued in the Pharma-ceutical segment, increasing to $1.28 billion in 1997, or $186 million over 1996. This represents 16.7% of 1997 Pharmaceutical sales and a compound annual growth rate of approximately 15.0% for the five-year period since 1992.

      Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation, headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute, headquartered in the United States. Additional research is conducted through a collaboration with the James Black Foundation in London, England.

Professional

The Professional segment includes suture and mechanical wound closure products, minimally invasive surgical instruments, diagnostic products, cardiology products, medical equipment and devices, disposable contact lenses, surgical instruments, joint replacements and products for wound management and infection prevention. These products are used principally in professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

      Worldwide sales of $8.4 billion in the Professional segment represented an increase of 4.5% over 1996. Sales growth continued to be fueled by the excellent performance of Ethicon Endo-Surgery's minimally invasive surgical instruments, Johnson & Johnson Professional's orthopaedic business, Vistakon's disposable contact lenses and LifeScan's blood glucose monitoring systems. The interventional cardiology market experienced growth in 1997 due in part to its widely accepted use in the medical community as a standard of care. This growth has attracted a number of new entrants to the market making it much more challenging and competitive. The Asia-Pacific and Central Europe regions contributed significantly to the overall increase in the Professional segment. Of the 1997 Professional segment sales, domestic and international companies accounted for 55% and 45% of the total, respectively.

      There were several business combinations in the Professional segment during 1997. These included Biopsys Medical, Inc., a maker of products for the diagnosis and management of breast cancer; Biosense, Inc., a leader in medical sensor technology for use in diagnostic and therapeutic interventional procedures; Gynecare, Inc., a maker of minimally invasive medical devices for the treatment of uterine disorders, and Innotech, Inc., a manufacturer of equipment for high quality prescription eyeglass lenses.

      At year-end 1997, three new products were approved for marketing by the FDA. The Palmaz-Schatz Crown Stent, mounted on the PowerGrip Stent Delivery System, was approved for use in treating plaque build-up and blockages in coronary arteries. It offers significant flexibility in reaching difficult lesions while retaining exceptional radial strength. Gynecare's ThermaChoice Uterine Balloon Therapy System was approved for the treatment of excessive menstrual bleeding in women. This eight-minute, minimally invasive, outpatient procedure is a safe and effective alternative to hysterectomies and eliminates the need for general anesthesia. In addition, Indigo's LaserOptic Treatment System was approved for the treatment of symptoms of enlarged prostate in men, otherwise known as benign prostatic hyperplasia. The system is a portable unit that combines fiber optics with diode laser technology and allows the surgeon to quickly destroy a precise area of the prostate.

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

      In 1995, Professional segment sales increased 26.5% over 1994, to $6.74 billion. Sales growth was fueled by the rapid market acceptance of the PALMAZ-SCHATZ Coronary Stent due to its efficacy in reducing restenosis, the recurring blockage of arteries following balloon angioplasty. LifeScan's blood glucose monitoring systems, Vistakon's disposable contact lenses, Ethicon Endo-Surgery's minimally invasive surgical instruments and Johnson & Johnson Clinical Diagnostics, the diagnostic business acquired from Eastman Kodak in November 1994.

      Acquisitions and divestitures during 1997 and 1996 are described in more detail on page 41.

Geographic Areas

The Company further categorizes its sales and operating profit by major geographic area as presented for the years 1997 and 1996:

Sales                                                         Increase
                                                        --------------------
(Millions of Dollars)             1997        1996      Amount       Percent
--------------------------------------------------------------------------------
United States                  $11,757      10,899         858           7.9%
Europe                           5,942       6,151        (209)         (3.4)
Western Hemisphere
  excluding U.S.                 2,034       1,914         120           6.3
Asia-Pacific, Africa             2,896       2,656         240           9.0
                               -------------------------------
Worldwide total                $22,629      21,620       1,009           4.7%
                               ===============================

Operating Profit                                          Percent of Sales
                                                          ----------------
(Millions of Dollars)             1997        1996        1997        1996
--------------------------------------------------------------------------------
United States                   $2,952       2,405        25.1%       22.1%
Europe                           1,314       1,382        22.1        22.5
Western Hemisphere
  excluding U.S.                   248         228        12.2        11.9
Asia-Pacific, Africa               263         239         9.1         9.0
                                ------------------------------
Worldwide total                 $4,777       4,254        21.1%       19.7%
                                ==============================

      Operating profit reported above is before deduction of taxes on income and certain income and expense items not allocated to segments, such as interest expense, minority interests and general corporate income and expense.

      See page 44 for additional information on geographic areas.

Sales by Geographic Area of Business
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

            [The following information was represented as a bar graph
                            in the printed material.]

                                        1995      1996      1997
United States                           48.8%     50.4%     51.9%
Europe                                  29.6      28.4      26.3
Western Hemisphere excluding U.S.        9.2       8.9       9.0
Asia-Pacific, Africa                    12.4      12.3      12.8

                                     $18,842   $21,620   $22,629

Operating Profit by Geographic Area of Business
--------------------------------------------------------------------------------
Millions of Dollars

                                [Graphic Omitted]

            [The following information was represented as a bar graph
                            in the printed material.]

                                        1995      1996      1997
United States                           52.4%     56.5%     61.8%
Europe                                  35.4      32.5      27.5
Western Hemisphere excluding U.S.        5.5       5.4       5.2
Asia-Pacific, Africa                     6.7       5.6       5.5

                                      $3,574    $4,254    $4,777

Description of Business

The Company, which employees 90,500 employees worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

      The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations of the Company. In addition, three Executive Committee members are Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the group, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Professional businesses. Operating management of each company is headed by a Chairman, President, General Manager or Managing Director who reports directly or indirectly through a Company Group Chairman.

      In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 35 countries outside the United States and selling in over 175 countries throughout the world.

      In all its product lines, the Company competes with companies both large and small, located in the U.S. and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development of new products and processes and the improvement of existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion, and selling.

Consolidated Balance Sheet                    Johnson & Johnson and Subsidiaries

At December 28, 1997 and December 29, 1996 (Dollars in Millions) (Note 1)     1997     1996
-------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents (Notes 1 and 16)                                 $ 2,753    2,011
Marketable securities at cost (Note 16)                                        146      125
Accounts receivable trade, less allowances $358 (1996, $309)                 3,329    3,251
Inventories (Notes 1 and 2)                                                  2,516    2,498
Deferred taxes on income (Note 6)                                              831      711
Prepaid expenses and other receivables                                         988      774
                                                                           ----------------
Total current assets                                                        10,563    9,370
                                                                           ================

Marketable securities, non-current (Note 16)                                   385      351
Property, plant and equipment, net (Notes 1 and 3)                           5,810    5,651
Intangible assets, net (Notes 1 and 5)                                       3,261    3,107
Deferred taxes on income (Note 6)                                              332      287
Other assets                                                                 1,102    1,244
                                                                           ----------------
Total assets                                                               $21,453   20,010
                                                                           ================

Liabilities and Shareowners' Equity
-------------------------------------------------------------------------------------------
Current liabilities
Loans and notes payable (Note 4)                                           $   714      872
Accounts payable                                                             1,753    1,743
Accrued liabilities                                                          2,258    2,010
Accrued salaries, wages and commissions                                        332      322
Taxes on income                                                                226      237
                                                                           ----------------
Total current liabilities                                                    5,283    5,184
                                                                           ================
Long-term debt (Note 4)                                                      1,126    1,410
Deferred tax liability (Note 6)                                                175      170
Certificates of extra compensation (Note 11)                                   126      108
Other liabilities                                                            2,384    2,302

Shareowners' equity
Preferred stock-without par value
  (authorized and unissued 2,000,000 shares)                                    --       --
Common stock-par value $1.00 per share
  (authorized 2,160,000,000 shares; issued 1,534,824,000 shares)             1,535    1,535
Note receivable from employee stock ownership plan (Note 14)                   (51)     (57)
Cumulative currency translation adjustments (Note 7)                          (411)    (122)
Retained earnings                                                           12,694   11,012
                                                                           ----------------
                                                                            13,767   12,368
Less common stock held in treasury, at cost
  (189,687,000 and 202,340,000 shares)                                       1,408    1,532
                                                                           ----------------
Total shareowners' equity                                                   12,359   10,836
                                                                           ================
Total liabilities and shareowners' equity                                  $21,453   20,010
                                                                           ================


See Notes to Consolidated Financial Statements

Consolidated Statement of Earnings            Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)     1997     1996     1995
----------------------------------------------------------------------------------
Sales to customers                                       $22,629   21,620   18,842
                                                         =========================
Cost of products sold                                      7,152    7,018    6,235
Selling, marketing and administrative expenses             8,715    8,394    7,462
Research expense                                           2,140    1,905    1,634
Interest income                                             (203)    (139)    (115)
Interest expense, net of portion capitalized (Note 3)        120      125      143
Other expense, net                                           129      284      166
                                                         -------------------------
                                                          18,053   17,587   15,525
                                                         -------------------------
Earnings before provision for taxes on income              4,576    4,033    3,317
Provision for taxes on income (Note 6)                     1,273    1,146      914
                                                         -------------------------
Net earnings                                             $ 3,303    2,887    2,403
                                                         =========================
Basic net earnings per share (Note 1 and 19)             $  2.47     2.17     1.86
                                                         =========================
Diluted net earnings per share (Note 1 and 19)           $  2.41     2.12     1.82
                                                         =========================

Consolidated Statement of Common Stock, Retained Earnings and Treasury Stock

                                              Common Stock Issued               Treasury Stock
(Dollars in Millions; Shares in Thousands)    -------------------  Retained   ----------------
 (Notes 1, 10 and 17)                            Shares  Amount    Earnings    Shares   Amount
----------------------------------------------------------------------------------------------
Balance, January 1, 1995                      1,534,784  $1,535      $8,198   248,764   $2,503
                                              ================================================
Net earnings                                         --      --       2,403        --       --
Cash dividends paid (per share: $0.64)               --      --        (827)       --       --
Employee compensation and stock option plans         --      --         (35)   (9,152)    (309)
Repurchase of common stock                           --      --          --     9,164      322
Business combinations                                --      --          --    (9,312)    (199)
Other                                                40      --           4        --       --
                                              ------------------------------------------------
Balance, December 31, 1995                    1,534,824   1,535       9,743   239,464    2,317
                                              ================================================
Net earnings                                         --      --       2,887        --       --
Cash dividends paid (per share: $0.735)              --      --        (974)       --       --
Employee compensation and stock option plans         --      --        (185)   (8,510)    (389)
Repurchase of common stock                           --      --          --     8,745      412
Business combinations                                --      --        (490)  (37,359)    (808)
Other                                                --      --          31        --       --
                                              ------------------------------------------------
Balance, December 29, 1996                    1,534,824   1,535      11,012   202,340    1,532
                                              ================================================
Net earnings                                         --      --       3,303        --       --
Cash dividends paid (per share: $0.85)               --      --      (1,137)       --       --
Employee compensation and stock option plans         --      --        (333)  (11,175)    (623)
Repurchase of common stock                           --      --          --    10,520      628
Business combinations                                --      --        (112)  (11,998)    (129)
Other                                                --      --         (39)       --       --
                                              ------------------------------------------------
Balance, December 28, 1997                    1,534,824  $1,535     $12,694   189,687   $1,408
                                              ================================================


See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows          Johnson & Johnson and Subsidiaries

(Dollars in Millions)(Note 1)                                                    1997     1996     1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                                                  $ 3,303    2,887    2,403
Adjustments to reconcile net earnings to cash flows:
  Depreciation and amortization of property and intangibles                     1,067    1,009      857
  Deferred taxes                                                                 (121)      (3)     (63)
  Changes in assets and liabilities, net of effects from
  acquisition of businesses:
    Increase in accounts receivable, less allowances                             (318)    (306)    (265)
    Increase in inventories                                                      (175)    (242)      (9)
    Increase in accounts payable and accrued liabilities                          460      245      617
    (Increase) decrease in other current and non-current assets                    10      (40)    (294)
    Increase in other current and non-current liabilities                         117      341      136
                                                                              -------------------------
Net cash flows from operating activities                                        4,343    3,891    3,382
                                                                              =========================
Cash flows from investing activities
Additions to property, plant and equipment                                     (1,391)  (1,373)  (1,256)
Proceeds from the disposal of assets                                               69       37      465
Acquisition of businesses, net of cash acquired (Note 17)                        (180)    (233)    (154)
Other, principally intangible assets                                             (112)    (123)    (151)
                                                                              -------------------------
Net cash used by investing activities                                          (1,614)  (1,692)  (1,096)
                                                                              =========================

Cash flows from financing activities
Dividends to shareowners                                                       (1,137)    (974)    (827)
Repurchase of common stock                                                       (628)    (412)    (322)
Proceeds from short-term debt                                                     300      282      197
Retirement of short-term debt                                                    (182)    (128)    (634)
Proceeds from long-term debt                                                        7      126        -
Retirement of long-term debt                                                     (504)    (411)    (260)
Proceeds from the exercise of stock options                                       225      149      112
                                                                              -------------------------
Net cash used by financing activities                                          (1,919)  (1,368)  (1,734)
                                                                              =========================
Effect of exchange rate changes on cash and cash equivalents                      (68)     (21)      13
                                                                              -------------------------
Increase in cash and cash equivalents                                             742      810      565
Cash and cash equivalents, beginning of year (Note 1)                           2,011    1,201      636
                                                                              -------------------------
Cash and cash equivalents, end of year (Note 1)                               $ 2,753    2,011    1,201
                                                                              =========================

-------------------------------------------------------------------------------------------------------
Supplemental cash flow data
Cash paid during the year for:
  Interest, net of portion capitalized                                        $    91      113      137
  Income taxes                                                                  1,431    1,210    1,071

Supplemental schedule of noncash investing and financing activities
Treasury stock issued for employee compensation and stock option plans,
  net of cash proceeds                                                        $   425      252      212

Acquisitions of businesses
Fair value of assets acquired                                                 $   184      237      493
Fair value of liabilities assumed                                                  (4)      (4)     (37)
                                                                              -------------------------
                                                                                  180      233      456

Treasury stock issued                                                              --       --     (302)
                                                                              =========================
Net cash payments                                                             $   180      233      154
                                                                              =========================


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

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped and title passes to the customer.

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

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard, adopted in 1996, did not have a material effect on the Com-pany's results of operations, cash flows or financial position.

Financial Instruments

Gains and losses on foreign currency hedges of existing assets or liabilities, or hedges of firm commitments, are deferred and recognized in income as part of the related transaction.

      Unrealized gains and losses on currency swaps which hedge third party debt are classified in the balance sheet as other assets or liabilities. Interest expense under these agreements, and the respective debt instruments that they hedge, are recorded at the net effective interest rate of the hedged transaction.

      In the event of early termination of a currency swap contract that hedges third party debt, the gain or loss on the swap contract is amortized over the remaining life of the related transaction. If the underlying transaction associated with a swap, or other derivative contract, is accounted for as a hedge and is terminated early, the related derivative contract is terminated simultaneously and any gains or losses would be included in income immediately.

Advertising

Costs associated with advertising are expensed in the year in- curred. Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.26 billion, $1.26 billion and $1.03 billion in 1997, 1996 and 1995, respectively.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At December 28, 1997 and December 29, 1996 the cumulative amount of undistributed international earnings was approximately $5.9 billion and $5.5 billion, respectively.

Net Earnings Per Share

At year-end 1997, the Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Prior periods have been restated to reflect the new standard. All share and per share amounts have also been restated to reflect prior year stock splits.

Risks and Uncertainties

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ materially from those estimates.

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as will be the case in 1998, the fiscal year consists of 53 weeks.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

2 Inventories

At the end of 1997 and 1996, inventories were comprised of:

(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Raw materials and supplies                              $  655         687
Goods in process                                           417         390
Finished goods                                           1,444       1,421
                                                        ------------------
                                                        $2,516       2,498
                                                        ==================

3 Property, Plant and Equipment

At the end of 1997 and 1996, property, plant and equipment at cost and accumulated depreciation consisted of:

(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Land and land improvements                              $  407         339
Buildings and building equipment                         2,895       2,892
Machinery and equipment                                  5,224       4,875
Construction in progress                                   918         917
                                                        ------------------
                                                         9,444       9,023
                                                        ------------------
Less accumulated depreciation                            3,634       3,372
                                                        ------------------
                                                        $5,810       5,651
                                                        ==================

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1997, 1996 and 1995 was $40, $55 and $70 million, respectively.

      Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income.

4 Borrowings

The components of long-term debt are as follows:

                                                  Eff.                Eff.
(Dollars in Millions)                   1997      Rate      1996      Rate
--------------------------------------------------------------------------------
8.72% Debentures due 2024             $  300      8.72%      300      8.72%
6.73% Debentures due 2023                250      6.73       250      6.73
7 3/8% Eurodollar Notes
  due 1997                                --        --       200      7.43
7 3/8% Notes due 2002                    199      7.49       199      7.49
8.25% Eurodollar Notes
  due 2004                               199      8.37       199      8.37
9% European Currency
  Unit Notes due 1997(1)                  --        --       186      6.84
11 1/4% Italian Lire Notes
  due 1998(1)                            115      4.88       132      4.84
5% Deutsche Mark Notes
  due 2001(3)                            101      1.98       114      1.98
5 3/8% Swiss Franc Notes
  due 1997(1)                             --        --       112      4.64
4 1/2% Currency Indexed
  Notes due 1998(1)                       72      5.26        67      5.12
8.18% to 8.25% Medium Term
  Notes due 1998                          65      8.23        65      8.23
Industrial Revenue Bonds                  57      5.77        61      5.62
Other, principally international          36        --        32        --
                                      ------               -----
                                       1,394      6.96(2)  1,917      6.80(2)
Less current portion                     268                 507
                                      ------               -----
                                      $1,126               1,410
                                      ======               =====

(1) The principal amounts of these debt issues include the effect of foreign currency movements. Such debt was converted to fixed or floating rate U.S. dollar liabilities via interest rate and currency swaps. Unrealized currency gains (losses) on currency swaps are not included in the basis of the related debt transactions and are classified in the balance sheet as other assets (liabilities).

(2) Weighted average effective rate.

(3) Represents 5% Deutsche Mark notes due 2001 issued by a Japanese subsidiary and converted to a 1.98% fixed rate yen note via an interest rate and currency swap.

      The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.2 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which will expire on October 2, 1998 and $400 million on October 6, 2002. Borrowings under the credit line agreements will bear interest based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

      The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.59 billion of unsecured debt securities, and warrants to purchase debt securities, under its medium term note
(MTN) program. No MTN's were issued during 1997. At December 28, 1997, the Company had $2.29 billion remaining on its shelf registration. The Company did not issue any long-term public debt in 1997.

      Short-term borrowings and current portion of long-term debt amounted to $714 million at the end of 1997. These borrowings are composed of $115 million equivalent of 11.25% Italian Lire notes, $72 million 4.5% currency indexed notes, $65 million MTN's and $462 million of local borrowings, principally by international subsidiaries.

      Aggregate maturities of long-term obligations for each of the next five years commencing in 1998 are:

                                                                       After
(Dollars in Millions)  1998      1999      2000      2001      2002     2002
--------------------------------------------------------------------------------
                       $268        18         6       105       203      794

5 Intangible Assets

At the end of 1997 and 1996, the gross and net amounts of intangible assets, consisting primarily of patents, trademarks and goodwill, were:

(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Intangible assets                                       $3,885       3,616
Less accumulated amortization                              624         509
                                                        ------------------
                                                        $3,261       3,107
                                                        ==================

6 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)                         1997        1996        1995
--------------------------------------------------------------------------------
Currently payable:
  U.S. taxes                                $  939         662         509
  International taxes                          455         487         468
                                            ------------------------------
                                             1,394       1,149         977
                                            ------------------------------
Deferred:
  U.S. taxes                                  (115)         28         (42)
  International taxes                           (6)        (31)        (21)
                                            ------------------------------
                                              (121)         (3)        (63)
                                            ------------------------------
                                            $1,273       1,146         914
                                            ==============================

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

      Temporary differences and carryforwards for 1997 are as follows:

                                                           Deferred Tax
(Dollars in Millions)                                    Asset   Liability
--------------------------------------------------------------------------------
Postretirement benefits                                $   284          --
Postemployment benefits                                    108          --
Employee benefit plans                                     135          --
Depreciation                                                --         268
Non-deductible intangibles                                  --         149
International R&D capitalized for tax                      124          --
Reserves & liabilities                                     427          --
Income reported for tax purposes                           197          --
Miscellaneous international                                 36         122
Miscellaneous U.S.                                         186          43
                                                       -------------------
Total deferred income taxes                            $ 1,497         582
                                                       ===================

A comparison of income tax expense at the federal statutory rate of 35% in 1997, 1996 and 1995, to the Company's effective tax rate is as follows:

(Dollars in Millions)                           1997        1996        1995
--------------------------------------------------------------------------------
Earnings before taxes on income               $4,576       4,033       3,317
                                              ------------------------------
Statutory taxes                               $1,602       1,412       1,161
Tax rates:
Statutory                                       35.0%       35.0%       35.0%
Puerto Rico & Ireland operations                (5.7)       (6.3)       (7.3)
Research tax credits                            (0.3)       (0.3)       (0.2)
Domestic state and local                         1.0         1.6         1.2
International subsidiaries
  excluding Ireland                             (2.7)       (2.0)       (1.7)
All other                                        0.5         0.4         0.6
                                              ------------------------------
Effective tax rate                              27.8%       28.4%       27.6%
                                              ==============================

The reduction in the 1997 worldwide effective tax rate was primarily due to a greater proportion of taxable income derived from lower tax rate countries.

      During 1997, the Company had subsidiaries operating in Puerto Rico under a grant for tax relief expiring December 31, 2007. The Omnibus Budget Reconciliation Act of 1993 includes a change in the tax code which will reduce the benefit the Company receives from its operations in Puerto Rico by 60% gradually over a five-year period. The Small Business Job Protection Act of 1996 repealed the Puerto Rico tax credit; however, the Company, as an existing credit claimant, may claim the credit for an additional 10 year period. In addi-tion, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate expiring on December 31, 2010.

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

      An analysis of the changes during 1997 and 1996 in the separate component of shareowners' equity for cumulative currency translation adjustments follows:

(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Beginning of year                                        $(122)        148
Translation adjustments                                   (289)       (270)
                                                         -----------------
End of year                                              $(411)       (122)
                                                         =================

Net currency transaction and translation gains and losses included in other expense were after-tax losses of $27 million in 1997, after-tax gains of $2 million in 1996, and after-tax losses of $14 million in 1995.

8 International Subsidiaries

The following amounts are included in the consolidated financial statements for international subsidiaries:

(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Current assets                                          $5,800       5,218
Current liabilities                                      2,479       2,470
Net property, plant and equipment                        2,500       2,569
Parent company equity in net assets                      6,491       6,103
Excess of parent company equity
  over investments                                       5,828       5,460

International sales to customers were $10,872, $10,721, and $9,652 million for 1997, 1996 and 1995, respectively.

9 Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $235 million in 1997, $237 million in 1996 and $227 million in 1995.

      The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 28, 1997 are:

                                                              After
(Dollars in Millions)  1998    1999    2000    2001    2002    2002   Total
--------------------------------------------------------------------------------
                        $82      69      54      40      33      69     347

Commitments under capital leases are not significant.

10 Common Stock, Stock Option Plans and Stock Compensation Agreements

At December 28, 1997, the Company had stock option plans that may grant options to employees and non-employee directors. Under the 1995 Employee Stock Option Plan and the 1997 Non-Employee Directors' Plan, the Company may grant up to 56 million shares of common stock to its employees. The shares outstanding are from the Company's 1986, 1991 and 1995 Employee Stock Option Plans, the 1997 Non-Employee Directors' Plan and the Mitek, Cordis, Biosense and Gynecare Stock Option Plans.

      Stock options expire in ten years from the date granted and vest over service periods that range from two to six years. Shares available for future grants amounted to 22.7 million, 32.9 million and 40.1 million in 1997, 1996 and 1995, respectively.

      A summary of the status of the Company's stock option plans as of December 28, 1997, December 29, 1996 and December 31, 1995 and changes during the years ending on those dates is presented below:

                                             Options         Weighted Average
(Shares in Thousands)                    Outstanding*          Exercise Price
--------------------------------------------------------------------------------
Balance at January 1, 1995                    72,544                   $19.50
  Options granted                             16,902                    41.76
  Options exercised                           (8,184)                   12.43
  Options cancelled/forfeited                 (2,638)                   23.46
                                              -------------------------------
Balance at December 31, 1995                  78,624                    24.89
  Options granted                             10,120                    43.81
  Options exercised                           (7,442)                   16.13
  Options cancelled/forfeited                 (2,231)                   29.27
                                              -------------------------------
Balance at December 29, 1996                  79,071                    28.01
  Options granted                             12,564                    60.62
  Options exercised                          (10,597)                   16.80
  Options cancelled/forfeited                 (2,193)                   36.36
                                              -------------------------------
Balance at December 28, 1997                  78,845                   $34.48
                                              ===============================

* Adjusted to reflect the 1996 two-for-one stock split.

      In January 1996, the Company adopted the provisions of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," that calls for companies to measure employee stock compensation expense based on the fair value method of accounting. However, as allowed by the Statement, the Company elected the continued use of Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. Had the fair value method been applied, net income would have been reduced by $30 million or $.02 basic earnings per share in 1997 and $16 million or $.01 basic earnings per share in 1996. In 1995, net income would have been reduced by $2 million with no change to basic earnings per share. These calculations only take into account the options issued since January 1, 1995. The average fair value of options granted during 1997, 1996 and 1995 was $17.50, $13.37 and $10.96, respectively. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of: risk-free interest rate of 5.89% for 1997, 6.11% for 1996 and 5.65% for 1995; volatility of 21.5% for 1997, 18.2% for 1996 and 17.8% for 1995; expected life of 5.3 years for 1997, 7 years for 1996 and 1995; and dividend yield of 1.43% for 1997, 1.48% for 1996 and 1.90% for 1995.

      The following table summarizes stock options outstanding and exercisable at December 28, 1997:

(Shares in Thousands)               Outstanding             Exercisable
------------------------------------------------------   -----------------
                                               Average             Average
Exercise                            Average   Exercise            Exercise
Price Range                Options  Life(a)      Price   Options     Price
--------------------------------------------------------------------------
$8.00-$17.86                12,341      2.2     $13.83    12,340    $13.83
$18.28-$36.85               33,156      5.7      24.23    18,906     23.97
$37.70-$52.00               21,833      8.2      46.02     3,499     42.94
$52.13-$65.59               11,515      9.9      64.28         3     65.70
                            ----------------------------------------------
$8.00-$65.59                78,845      6.5     $34.48    34,748    $22.28
                            ==============================================

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

See page 44 for information on segments of business and geographic areas.

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

      Net pension expense for the Company's defined benefit plans for 1997, 1996 and 1995 included the following components:

(Dollars in Millions)                         1997        1996        1995
--------------------------------------------------------------------------------
Service cost for benefits earned
  during period                               $166         159         121
Interest cost on projected
  benefit obligations                          239         230         207
Actual return on plan assets                  (576)       (403)       (555)
Net amortization and deferral                  304         175         310
Curtailment and settlement
  losses (gains)                                 1          --          25
                                              ----------------------------
Net periodic pension cost                     $134         161         108
                                              ============================

The net periodic pension cost attributable to domestic plans and included above was $50 million in 1997, $84 million in 1996 and $43 million in 1995.

      The following tables provide the domestic assumptions and the range of international assumptions, which are based on the economic environment of each applicable country, used to develop net periodic pension cost and the actuarial present value of projected benefit obligations:

Domestic Pension Plans                        1997        1996        1995
--------------------------------------------------------------------------------
Expected long-term rate of
  return on plan assets                          9.0%        9.0%        9.0%
Weighted average discount rate                  7.25        7.75        7.25
Rate of increase in
  compensation levels                            5.0         5.5         5.5

International Pension Plans
--------------------------------------------------------------------------------
Expected long-term rate of
  return on plan assets                      5.0-9.5%   5.0-10.0%   5.0-10.0%
Weighted average discount
  rates                                      4.0-8.0     4.0-8.5    4.25-9.5
Rate of increase in
  compensation levels                        3.0-5.5     3.0-6.5     3.0-7.0

The following table sets forth the actuarial present value of benefit obligations and funded status at year-end 1997 and 1996 for the Company's defined benefit plans:

                                                              Year-end 1997                  Year-end 1996
                                                       -------------------------     --------------------------
                                                       Domestic    International     Domestic     International
                                                       --------  ---------------     --------   ---------------
                                                                  Over-   Under-                 Over-   Under-
(Dollars in Millions)                                            funded   funded                funded   funded
---------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily stocks and bonds    $2,454   1,127      113        2,195    1,043       92
Book reserves (prepaids)                                    322     (58)     253          284      (82)     256
                                                         ------------------------------------------------------
Total assets and reserves                                 2,776   1,069      366        2,479      961      348
                                                         ------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefits                                       1,971     703      252        1,723      666      254
    Nonvested benefits                                       55      25       59           52       26       49
                                                         ------------------------------------------------------
Accumulated benefit obligation                            2,026     728      311        1,775      692      303
Effect of projected future salary increases                 346     218       75          338      224       80
                                                         ------------------------------------------------------
Projected benefit obligation                              2,372     946      386        2,113      916      383
Assets and reserves in excess of (less than)
    projected benefit obligation                         $  404     123      (20)         366       45      (35)
                                                         ======================================================
Components of assets and reserves in excess of
  (less than) projected benefit obligation:
    Unrecognized prior service cost                      $ (51)    (35)      (16)         (45)     (34)     (16)
    Unrecognized net gain (loss)                            438      99        6          387       10       (6)
    Unamortized net transition assets (liabilities)          10      59      (18)          16       69      (17)
  Additional minimum liability                                7       -        8            8        -        4
                                                         ------------------------------------------------------
Total                                                    $  404     123      (20)         366       45      (35)
                                                         ======================================================
Assets and reserves in excess of accumulated
  benefit obligation                                     $  750     341       55          704      269       45
                                                         ======================================================

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

      Total Company contributions to the plans were $58 million in 1997, $50 million in 1996 and $45 million in 1995.

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

      The net periodic postretirement benefit costs included the following components:

(Dollars in Millions)                         1997        1996        1995
--------------------------------------------------------------------------------
Service cost-benefits earned
  during the current year                      $17          16          12
Interest cost on accumulated
  postretirement benefit
  obligation                                    46          46          44
Actual return on plan assets                    (7)         (6)         (3)
Net amortization and deferral                   (1)          3          (7)
                                               ---------------------------
Net periodic postretirement
  benefit cost                                 $55          59          46
                                               ===========================

The plans' status as of year-end 1997 and 1996 was as follows:

                                                              Year-end
(Dollars in Millions)                                     1997        1996
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees                                              $448         387
    Fully eligible active participants                      61          62
    Other active participants                              182         142
                                                          ----------------
Accumulated postretirement
  benefit obligation                                       691         591
Life insurance plan assets at
  fair value                                                46          41
                                                          ----------------
Accumulated postretirement benefit
  obligation in excess of plans' assets                    645         550
                                                          ----------------
Unrecognized net gain                                      107         172
Unrecognized prior service gain                              9           8
                                                          ----------------
Accrued postretirement benefit cost                       $761         730
                                                          ================

The postretirement benefit obligation was determined by application of the terms of the various plans, together with relevant actuarial assumptions. Health care cost trends are projected at annual rates grading from 10% for employees under age 65 and 7% for employees over age 65 down to 5% for both groups by the year 2008 and beyond. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at year-end by $85 million and the service and interest cost components of the net periodic postretirement benefit cost for 1997 by a total of $9 million.

      Assumptions used to develop net periodic postretirement benefit cost and the actuarial present value of projected postretirement benefit obligations were as follows:

                                              1997        1996        1995
--------------------------------------------------------------------------------
Expected long-term rate of
  return on plan assets                        9.0%        9.0%        9.0%
Weighted average discount rate                7.25        7.75        7.25
Rate of increase in
    compensation levels                        5.0         5.5         5.5

The Company also provides postemployment benefits to qualified former or inactive employees. The Company does not fund these benefits and has the right to modify these plans in the future.

16 Financial Instruments

Derivative Financial Instrument Risk

The Company uses derivative financial instruments to manage the impact of interest rate and foreign exchange rate changes on earnings and cash flows. The Company does not enter into financial instruments for trading or speculative purposes.

      The Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote and in any event would be immaterial.

Interest Rate and Foreign Exchange Risk Management

The Company uses interest rate and currency swaps to manage interest rate and currency risk primarily related to borrowings. Interest rate and currency swap agreements that hedge third party debt mature with these borrowings and are described in Note 4.

      The Company enters into forward foreign exchange contracts maturing within five years to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. The Company has forward exchange contracts outstanding at year-end in various currencies, principally in U.S. Dollars, Belgian Francs and Swiss Francs. In addition, the Company has currency swaps outstanding, principally in U.S. Dollars, Belgian Francs and French Francs. Unrealized gains and losses, based on dealer quoted market prices, from hedging firm commitments are presented in the following table:

                                                         1997
                                          --------------------------------------
                                          Notional
(Dollars in Millions)                      Amounts       Gains      Losses
--------------------------------------------------------------------------------
Forwards                                    $4,830         177          37
Currency swaps                               2,773         109          25

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents and current and non-current marketable securities approximates fair value of these instruments. In addition the carrying amount of long-term investments, long-term debt, interest rate and currency swaps (used to hedge third party debt) approximates fair value of these instruments for 1997 and 1996.

      The fair value of current and non-current marketable securities, long-term debt and interest rate and currency swap agreements were estimated based on quotes obtained from brokers for those or similar instruments. The fair value of long-term investments were estimated based on quoted market prices at year-end.

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

17 Mergers, Acquisitions and Divestitures

During 1997, certain businesses were merged with Johnson & Johnson at a value, net of cash, of $737 million. The mergers have been accounted for as poolings of interests; prior period financial statements have not been restated since the effect of these mergers would not materially effect previously issued financial statements. The 1997 mergers included Biopsys Medical, Inc., Biosense, Inc. and Gynecare, Inc. Biopsys Medical, Inc. is an innovator and marketer of the MAMMOTOME Breast Biopsy System. The MAMMOTOME System is a minimally invasive procedure for breast cancer diagnosis, which requires only local anesthetic and is performed on an outpatient basis. Biosense, Inc. is a leader in developing medical sensor technology and is developing several applications that will facilitate a variety of diagnostic and therapeutic interventional and cardiovascular procedures. Gynecare, Inc. is the developer and marketer of innovative, minimally invasive medical devices utilized in the treatment of uterine disorders.

      Certain businesses were acquired for $180 million during 1997 and the purchase method of accounting was employed. The most significant 1997 acquisition was Innotech, Inc., a developer and marketer of eyeglass lens products, desktop lens casting systems and related consumables that enable eye care professionals and optical retailers to custom fabricate high quality prescription eyeglass lenses at the point of sale.

      The excess of purchase price over the estimated fair value of 1997 acquisitions amounted to $157 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1997 since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

      Divestitures in 1997 did not have a material effect on the Company's results of operations, cash flows or financial position.

      On February 23, 1996, Johnson & Johnson and Cordis Corporation completed the merger between the two companies. Cordis is a leader in angiography and angioplasty (balloon catheters). The merger has been accounted for as a pooling of interests; however, prior period financial statements have not been restated as the effect of reflecting data relating to this merger would not materially effect previously issued financial statements.

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

      During 1996 certain business were acquired for $233 million. The 1996 acquisitions include Indigo Medical, Inc., a pioneer in the use of advanced, low cost diode lasers for interstitial thermotherapy and the exercise of our option to purchase the trademarks of Lactaid, Inc., producer of the natural dairy digestive supplement LACTAID.

      The excess of purchase price over the estimated fair value of 1996 acquisitions amounted to $205 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1996 as the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

      Divestitures in 1996 did not have a material effect on the Company's results of operations, cash flows or financial position.

18 Pending Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by reserves established under its self-insurance program and by commercially available excess liability insurance.

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

      Further, the Company, together with another contact lens manufacturer, a trade association and various individual defendants, is a defendant in several consumer class actions and an action brought by multiple State Attorneys General on behalf of consumers alleging violations of federal and state antitrust laws. These cases assert that enforcement of the Company's long-standing policy of selling contact lenses only to licensed eye care professionals is a result of an unlawful conspiracy to eliminate alternative distribution channels from the disposable contact lens market. The Company believes that these actions are without merit and is defending them vigorously.

      The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

      The Company believes that the above proceedings in the aggregate would not have a material adverse effect on its results of operations, cash flows or financial position.

19 Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 28, 1997, December 29, 1996 and December 31, 1995:

(Shares in Millions)                          1997        1996        1995
--------------------------------------------------------------------------------
Basic net earnings per share              $   2.47        2.17        1.86
Average shares outstanding - basic         1,336.0     1,332.6     1,291.9
Potential shares exercisable
  under stock option plans                    68.1        71.6        62.8
Less: shares repurchased under
    treasury stock method                    (34.2)      (44.8)      (37.3)
                                          --------------------------------
Adjusted average shares
  outstanding - diluted                    1,369.9     1,359.4     1,317.4
Diluted earnings per share                $   2.41        2.12        1.82
                                          ================================

20 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 1997 and 1996 is summarized below:

                                                    1997                                   1996
(Dollars in Millions                   First   Second    Third   Fourth       First   Second    Third   Fourth
Except Per Share Figures)            Quarter  Quarter  Quarter  Quarter     Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------------------------------------
Segment sales to customers
Consumer                              $1,683    1,612    1,585    1,618       1,619   1,544     1,583    1,618
Pharmaceutical                         1,944    1,934    1,918    1,900       1,762    1,808    1,817    1,801
Professional                           2,088    2,152    2,083    2,112       1,953    2,030    2,002    2,083
                                      ------------------------------------------------------------------------
Total sales                            5,715    5,698    5,586    5,630       5,334    5,382    5,402    5,502
                                      ========================================================================
Gross margin                           3,943    3,949    3,836    3,749       3,615    3,650    3,687    3,650
Earnings before provision for taxes
  on income                            1,302    1,294    1,197      783       1,124    1,119    1,059      731

Net earnings                             909      909      855      630         790      791      750      556
                                      ========================================================================
Basic net earnings per share*         $  .68      .68      .64      .47         .59      .60      .56      .42
                                      ========================================================================
Diluted net earnings per share*       $  .66      .67      .63      .45         .58      .58      .55      .41
                                      ========================================================================

*Adjusted to reflect the 1996 two-for-one stock split

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

      It has always been the policy and practice of the Company to conduct its affairs ethically and in a socially responsible manner. This responsibility is characterized and reflected in the Company's Credo and Policy on Business Conduct that are distributed throughout the Company. Management maintains a systematic program to ensure compliance with these policies.

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


/s/ Ralph S. Larsen                            /s/ Robert J. Darretta

Ralph S. Larsen                                Robert J. Darretta
Chairman, Board of Directors                   Vice President, Finance
and Chief Executive Officer                    and Chief Financial Officer

Independent Auditor's Report

To the Shareowners and Board of Directors of Johnson & Johnson:

We have audited the accompanying consolidated balance sheet of Johnson & Johnson and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statement of earnings, consolidated statement of common stock, retained earnings and treasury stock, and consolidated statement of cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson & Johnson and subsidiaries as of December 28, 1997 and December 29, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.


/s/ Cooper & Lybrand L.L.P.

New York, New York
January 19, 1998

Segments of Business(1)                       Johnson & Johnson and Subsidiaries

                                                Sales to Customers(2)
                                       -----------------------------------
(Dollars in Millions)                     1997          1996          1995
--------------------------------------------------------------------------------
Consumer-Domestic                      $ 3,240         3,166         2,858
         International                   3,258         3,198         2,973
                                       -----------------------------------
         Total                           6,498         6,364         5,831
                                       -----------------------------------
Pharmaceutical-Domestic                  3,877         3,355         2,697
               International             3,819         3,833         3,577
                                       -----------------------------------
               Total                     7,696         7,188         6,274
                                       -----------------------------------
Professional-Domestic                    4,640         4,378         3,635
             International               3,795         3,690         3,102
                                       -----------------------------------
             Total                       8,435         8,068         6,737
                                       -----------------------------------
Worldwide total                        $22,629        21,620        18,842
                                       ===================================

                                            Operating Profit           Identifiable Assets
                                       ----------------------        ----------------------
(Dollars in Millions)                    1997    1996    1995          1997    1996    1995
-------------------------------------------------------------------------------------------
Consumer                               $  558     361     298         4,749   4,877   4,858
Pharmaceutical                          2,669   2,477   2,073         7,029   6,036   5,137
Professional                            1,550   1,416   1,203         7,778   7,509   6,688
                                       ----------------------------------------------------
Segments total                          4,777   4,254   3,574        19,556  18,422  16,683
Expenses not allocated to segments(3)    (201)   (221)   (257)
General corporate                                                     1,897   1,588   1,190
                                       ----------------------------------------------------
Worldwide total                        $4,576   4,033   3,317        21,453  20,010  17,873
                                       ====================================================

                              Additions to Property,         Depreciation and
                                Plant & Equipment              Amortization
                              ---------------------        ------------------
(Dollars in Millions)           1997   1996   1995          1997   1996  1995
--------------------------------------------------------------------------------
Consumer                      $  267    294    279           265    257   264
Pharmaceutical                   460    445    451           267    265   229
Professional                     573    594    501           495    446   335
                              --------------------------------------------------
Segments total                 1,300  1,333  1,231         1,027    968   828
General corporate                 91     40     25            40     41    29
                              --------------------------------------------------
Worldwide total               $1,391  1,373  1,256         1,067  1,009   857
                              ==================================================

Geographic Areas

                                     Sales to Customers(2)     Operating Profit         Identifiable Assets
(Dollars in Millions)                 1997    1996    1995    1997    1996    1995      1997    1996    1995
------------------------------------------------------------------------------------------------------------
United States                      $11,757  10,899   9,190   2,952   2,405   1,872    10,014   9,267   8,481
Europe                               5,942   6,151   5,573   1,314   1,382   1,267     6,788   6,452   5,643
Western Hemisphere excluding U.S.    2,034   1,914   1,731     248     228     195     1,193   1,133   1,074
Asia-Pacific, Africa                 2,896   2,656   2,348     263     239     240     1,561   1,570   1,485
                                   -------------------------------------------------------------------------
Segments total                      22,629  21,620  18,842   4,777   4,254   3,574    19,556  18,422  16,683
Expenses not allocated
  to segments(3)                                              (201)   (221)   (257)
General corporate                                                                      1,897   1,588   1,190
                                   -------------------------------------------------------------------------
Worldwide total                    $22,629  21,620  18,842   4,576   4,033   3,317    21,453  20,010  17,873
                                   =========================================================================

(1) See Management's Discussion and Analysis, pages 29 to 31, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.

(3) Expenses not allocated to segments include interest expense, minority interests and general corporate income and expense.

Summary of Operations and Statistical Data 1987-1997       Johnson & Johnson and
                                                                    Subsidiaries

(Dollars in Millions Except Per Share Figures)               1997      1996      1995      1994      1993        1992
---------------------------------------------------------------------------------------------------------------------------
Sales to customers-Domestic                              $ 11,757    10,899     9,190     7,812     7,203       6,903
Sales to customers-International                           10,872    10,721     9,652     7,922     6,935       6,850
                                                         ------------------------------------------------------------------
Total sales                                                22,629    21,620    18,842    15,734    14,138      13,753
                                                         ==================================================================
Cost of products sold                                       7,152     7,018     6,235     5,299     4,791       4,678
Selling, marketing and administrative expenses              8,715     8,394     7,462     6,350     5,771       5,671
Research expense                                            2,140     1,905     1,634     1,278     1,182       1,127
Interest income                                              (203)     (139)     (115)      (60)      (80)        (93)
Interest expense, net of portion capitalized                  120       125       143       142       126         124
Other expense (income), net                                   129       284       166        44        16          39
                                                         ------------------------------------------------------------------
                                                           18,053    17,587    15,525    13,053    11,806      11,546
                                                         ------------------------------------------------------------------
Earnings before provision for taxes on income               4,576     4,033     3,317     2,681     2,332       2,207
Provision for taxes on income                               1,273     1,146       914       675       545         582
                                                         ------------------------------------------------------------------
Earnings before cumulative effect of accounting changes     3,303     2,887     2,403     2,006     1,787       1,625
Cumulative effect of accounting changes (net of tax)           --        --        --        --        --        (595)
                                                         ------------------------------------------------------------------
Net earnings                                             $  3,303     2,887     2,403     2,006     1,787       1,030
                                                         ==================================================================
Percent of sales to customers                                14.6      13.4      12.8      12.7      12.6         7.5(1)
Basic net earnings per share of common stock*            $   2.47      2.17      1.86      1.56      1.37         .78
                                                         ==================================================================
Diluted net earnings per share of common stock*          $   2.41      2.12      1.82      1.55      1.36         .77
                                                         ==================================================================
Percent return on average shareowners' equity                28.5      29.0      29.7      31.6      33.3        19.1(1)
                                                         ==================================================================
Percent increase (decrease) over previous year:
Sales to customers                                            4.7      14.7      19.8      11.3       2.8        10.5
Basic net earnings per share                                 13.8      16.7      19.2      13.9      75.6(1)    (29.1)(1)
                                                         ==================================================================
Diluted net earnings per share                               13.7      16.5      17.4      14.0      76.6(1)    (28.7)(1)
                                                         ==================================================================
Supplementary expense data:
Cost of materials and services(5)                        $ 11,484    11,204     9,852     7,952     7,033       6,857
Total employment costs                                      5,387     5,275     4,707     4,282     4,066       4,044
Depreciation and amortization                               1,067     1,009       857       724       617         560
Maintenance and repairs(6)                                    265       281       252       217       202         210
Total tax expense(7)                                        1,843     1,699     1,433     1,142       968       1,000
Total tax expense per share(7)*                              1.38      1.27      1.11       .89       .74         .76
                                                         ==================================================================
Supplementary balance sheet data:
Property, plant and equipment, net                       $  5,810     5,651     5,196     4,910     4,406       4,115
Additions to property, plant and equipment                  1,391     1,373     1,256       937       975       1,103
Total assets                                               21,453    20,010    17,873    15,668    12,242      11,884
Long-term debt                                              1,126     1,410     2,107     2,199     1,493       1,365
                                                         ==================================================================
Common stock information:*
Dividends paid per share                                 $    .85      .735       .64      .565      .505        .445
Shareowners' equity per share                            $   9.19      8.13      6.98      5.54      4.33        3.94
Market price per share (year-end close)                  $ 64 7/8    50 1/2    42 3/4    27 3/8    22 3/8      25 1/4
Average shares outstanding (millions) - basic             1,336.0   1,332.6   1,291.9   1,286.1   1,303.5     1,318.9
                                      - diluted           1,369.9   1,359.4   1,317.4   1,297.2   1,315.1     1,336.9
Shareowners of record (thousands)                           156.8     138.5     113.5     104.7      96.1        84.1
                                                         ==================================================================
Employees (thousands)                                        90.5      89.3      82.3      81.5      81.6        84.9
                                                         ==================================================================

(Dollars in Millions Except Per Share Figures)              1991        1990        1989      1988      1987
------------------------------------------------------------------------------------------------------------
Sales to customers-Domestic                                6,248       5,427       4,881     4,576     4,167
Sales to customers-International                           6,199       5,805       4,876     4,424     3,845
                                                         ---------------------------------------------------
Total sales                                               12,447      11,232       9,757     9,000     8,012
                                                         ===================================================
Cost of products sold                                      4,204       3,937       3,480     3,292     2,958
Selling, marketing and administrative expenses             5,099       4,469       3,897     3,630     3,228
Research expense                                             980         834         719       674       617
Interest income                                              (88)        (98)        (87)      (72)      (95)
Interest expense, net of portion capitalized                 129         201(4)      141       104       116
Other expense (income), net                                   85         266(4)       93       (24)       (5)
                                                         ---------------------------------------------------
                                                          10,409       9,609       8,243     7,604     6,819
                                                         ---------------------------------------------------
Earnings before provision for taxes on income              2,038       1,623       1,514     1,396     1,193
Provision for taxes on income                                577         480         432       422       360
                                                         ---------------------------------------------------
Earnings before cumulative effect of accounting changes    1,461       1,143       1,082       974       833
Cumulative effect of accounting changes (net of tax)          --          --          --        --        --
                                                         ---------------------------------------------------
Net earnings                                               1,461       1,143       1,082       974       833
                                                         ===================================================
Percent of sales to customers                               11.7        10.2(2)     11.1      10.8      10.4
Basic net earnings per share of common stock*               1.10         .86         .81       .71       .60
                                                         ===================================================
Diluted net earnings per share of common stock*             1.08         .85         .80       .70       .59
                                                         ===================================================
Percent return on average shareowners' equity               27.8        25.3(2)     28.3      27.9      26.4
                                                         ===================================================
Percent increase (decrease) over previous year:
Sales to customers                                          10.8        15.1         8.4      12.3      14.4
Basic net earnings per share                                27.9(2)      6.2(2)     14.1      18.2        --(3)
                                                         ===================================================
Diluted net earnings per share                              27.1(2)      6.3(2)     14.3      18.6        --(3)
                                                         ===================================================
Supplementary expense data:
Cost of materials and services(5)                          6,329       5,728       4,908     4,528     4,030
Total employment costs                                     3,507       3,195       2,871     2,639     2,388
Depreciation and amortization                                493         474         414       391       356
Maintenance and repairs(6)                                   203         185         193       191       180
Total tax expense(7)                                         966         825         708       678       591
Total tax expense per share(7)*                              .73         .62         .53       .50       .43
                                                         ===================================================
Supplementary balance sheet data:
Property, plant and equipment, net                         3,667       3,247       2,846     2,493     2,250
Additions to property, plant and equipment                   987         830         750       664       515
Total assets                                              10,513       9,506       7,919     7,119     6,546
Long-term debt                                             1,301       1,316       1,170     1,166       733
                                                         ===================================================
Common stock information:*
Dividends paid per share                                    .385         .33         .28       .24       .20
Shareowners' equity per share                               4.22        3.68        3.11      2.63      2.53
Market price per share (year-end close)                   28 5/8      17 7/8      14 7/8    10 5/8     9 3/8
Average shares outstanding (millions) - basic            1,332.3     1,332.2     1,332.5   1,362.4   1,380.6
                                      - diluted          1,353.2     1,349.7     1,350.8   1,379.6   1,405.3
Shareowners of record (thousands)                           69.9        64.6        60.5      54.5      51.2
                                                         ===================================================
Employees (thousands)                                       82.7        82.2        83.1      81.3      78.2
                                                         ===================================================

* Adjusted to reflect the 1996 two-for-one stock split

(1) Excluding the cumulative effect of accounting changes of $595 million. -1992 earnings percent of sales to customers before accounting changes is 11.8%.
               -1992 earnings percent return on average shareowners' equity before accounting changes is 28.5%.
               -1993 basic net earnings per share percent increase over prior year before accounting change is 11.4%; 1992 is 12.3%.
(2)   Excluding Latin America non-recurring charges of $125 million.
               -1990 net earnings percent of sales to customers before
                non-recurring charges is 11.3%.
               -1990 percent return on average shareowners' equity before non-recurring charges is 27.6%.
               -1991 basic net earnings per share percent increase over prior year before non-recurring charges is 15.3%; 1990 is 17.3%.
(3) Excluding one-time charges of $380 million in 1986, 1987 basic net earnings per share percent increase over prior year before one-time charges is 22.2%.
(4) Includes Latin America non-recurring charge of $36 million for the liquidation of Argentine debt and $104 million writedown in other expenses for permanent impairment of certain assets and operations in Latin America.
(5)   Net of interest and other income.
(6)   Also included in cost of materials and services category.
(7)   Includes taxes on income, payroll, property and other business taxes.


                                                                              45