Form 10-K, Exhibit 13
period 1999-01-03
JOHNSON & JOHNSON
filed 1999-04-01
CIK 200406

                                                                     EXHIBIT 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Record 1998 sales of $23.66 billion, an increase over 1997 of 4.5%, marked the sixty-sixth consecutive year of positive sales growth. The Company achieved this increase despite the impact of the stronger dollar that depressed sales by 2.5%. During the fourth quarter of 1998, the Company completed the acquisition of DePuy, Inc. and approved a reconfiguration plan for its manufacturing facilities worldwide. As a result, net earnings included special charges of $610 million for the cost of purchased In-Process Research and Development (IPR&D) primarily related to the DePuy acquisition as well as restructuring costs related to the reconfiguration plan. The objective of the reconfiguration plan was to enhance worldwide operating efficiencies. For detailed discussion of this plan, see Note 15 and 17. Reported net earnings decreased by 7.4% to $3.06 billion. Prior to the effect of the special charges, net earnings increased 11.1% over 1997 and the net income margin for 1998 was a record high of 15.5%.

      The Company's investment in research and development continues to drive sales of innovative products. In 1998, $2.3 billion or 9.6% of sales was invested in research and development. This level of investment, the highest in the Company's history, reflects the Company's continued commitment to achieving significant advances in health care through the discovery and development of innovative, knowledge-based, cost effective products that prolong and enhance the quality of life.

      In 1998, the Company continued to improve operating margins. The gross profit margin, excluding special charges, improved from 68.4% to 68.6% while selling, marketing and administrative expenses as a percent to sales dropped from 38.5% to 37.7%.

      Cash from operations in 1998 was $4.89 billion and served as the primary source of funding to finance capital investments of $1.5 billion, dividend distribution of $1.3 billion and the purchase of treasury stock of $.9 billion, with the remaining cash used to partially fund the DePuy acquisition. Cash dividends paid to shareowners in 1998 increased by 14.1% over 1997 and represented the thirty-sixth consecutive year of dividend increases.

      Total equity market capitalization was $112.7 billion, an increase of 29.1% over 1997, while the percentage return on average shareowners' equity, excluding the impact of special charges, was 27.6% in 1998.

      The worldwide health care market continues to be transformed as customers have become more knowledgeable and demand even greater value. Simultaneously, the marketplace has become increasingly more competitive. The Company believes that it is well positioned to meet these challenges by providing innovative products as demonstrated by the Company's commitment to research and development. In addition, dedicated employees along with strong Credo values and decentralized management structure enable the Company to provide its customers with value creating, innovative products and services.

Sales and Earnings

In 1998, worldwide sales increased 4.5% to $23.66 billion compared to increases of 4.7% in 1997 and 14.7% in 1996. Excluding the impact of foreign currencies, worldwide sales increased 7.0% in 1998, 8.7% in 1997 and 16.5% in 1996.

Sales to Customers
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

      Worldwide net earnings for 1998 including the impact of the Restructuring and IPR&D charges were $3.06 billion, reflecting a 7.4% decrease from 1997. Worldwide net earnings per share for 1998 equaled $2.23 per share, a decrease of 7.5% from the $2.41 net earnings per share in 1997.

      Worldwide net earnings for 1998 excluding the impact of the Restructuring and IPR&D charges were $3.67 billion, reflecting an 11.1% increase over 1997. Excluding the impact of these charges, worldwide net earnings per share for 1998 equaled $2.67 per share, an increase of 10.8% over the $2.41 net earnings per share in 1997. The income margin for 1998, excluding the impact of these charges was a record 15.5%, up from 14.6% in 1997.

      Worldwide net earnings for 1997 were $3.30 billion, or net earnings per share of $2.41, representing an increase over 1996 of 13.7%. In 1996, worldwide net earnings were $2.89 billion, or net earnings per share of $2.12 on a split-adjusted basis, representing an increase over 1995 of 16.5%.

      Average diluted shares of common stock outstanding in 1998 and 1997 were
1.37 billion compared with 1.36 billion in 1996.

Net Earnings

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Sales by domestic companies were $12.56 billion in 1998, $11.76 billion in 1997 and $10.9 billion in 1996. This represents an increase of 6.8% in 1998, 7.9% in 1997 and 18.6% in 1996. The strong performance of products introduced in the past few years and the continued expansion of base businesses resulted in the sales increase in 1998.

      Sales by international companies were $11.1 billion in 1998, $10.87 billion in 1997 and $10.72 billion in 1996. This represents an increase of 2.1% in 1998, 1.4% in 1997 and 11.1% in 1996. Excluding the impact of the foreign currency fluctuations over the past three years, international company sales increased 7.3% in 1998, 9.5% in 1997 and 14.6% in 1996.

      All geographic areas throughout the world posted solid operational gains during 1998. Excluding the effect of exchange rate fluctuations of the U.S. dollar on foreign currencies, sales increased 10.3% in Europe, 5.7% in the Western Hemisphere (excluding the U.S.) and 8.8% in the Asia-Pacific, Africa regions.

      The Company achieved an annual compound growth rate of 10.2% for worldwide sales for the ten-year period since 1988 with domestic sales growing at a rate of 10.6% and international sales growing at a rate of 9.6%. For the same ten-year period, excluding the impact of special charges in 1998, worldwide net earnings achieved an annual growth rate of 14.2%, while earnings per share grew at a rate of 14.3%. For the last five years, the annual compound growth rate for sales was 10.8%. Excluding the special charges, the annual compound growth rate for net earnings was 15.5% and the annual compound growth rate for earnings per share was 14.4%.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of shareowners of record at year-end 1998 was 165,900. The composite market price ranges for Johnson & Johnson common stock during 1998 and 1997 were:

                                     1998                          1997
                            ----------------------------------------------------
                              High          Low            High           Low
--------------------------------------------------------------------------------
First quarter               $76 1/2        63 3/8         62 3/4         48 5/8
Second quarter               77 7/8        67             66 7/8         51 1/8
Third quarter                80 3/4        68 1/4         65 7/8         55 1/8
Fourth quarter               89 3/4        72 5/8         67 5/16        52 5/8
Year-end close                      83 7/8                        64 7/8

Cash Dividends Paid

The Company increased its dividends in 1998 for the thirty-sixth consecutive year. Cash dividends paid were $.97 per share in 1998 compared with dividends of $.85 per share in 1997 and $.735 per share in 1996. The dividends were distributed as follows:

                                                         1998     1997     1996
--------------------------------------------------------------------------------
First quarter                                            $.22      .19     .165
Second quarter                                            .25      .22     .19
Third quarter                                             .25      .22     .19
Fourth quarter                                            .25      .22     .19
                                                       -------------------------
Total                                                    $.97      .85     .735
                                                       =========================

On December 3, 1998, the Board of Directors declared a regular cash dividend of $.25 per share, paid on March 9, 1999 to shareowners of record on February 11, 1999.

      The Company expects to continue the practice of paying regular cash dividends.

Costs and Expenses

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities, excluding the write-off of IPR&D primarily in connection with the acquisition of DePuy, were as follows:

(Millions of Dollars)                1998              1997              1996
--------------------------------------------------------------------------------
Research expense                   $2,269             2,140             1,905
Percent increase over
 prior year                           6.0%             12.3%             16.6%
Percent of sales                      9.6               9.5               8.8

      Research expense as a percent of sales for the Pharmaceutical segment was 15.8% for 1998, 16.7% for 1997 and 15.2% in 1996, while averaging 6.1%, 5.7% and
5.6% in the other two segments.

Research Expense
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

      Advertising expenses, which are comprised of television, radio and print media, were $1.19 billion in 1998 and $1.26 billion in both 1997 and 1996. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

      The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws, in which primary relief sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

      Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

      The worldwide effective income tax rate was 28.3% in 1998, 27.8% in 1997 and 28.4% in 1996. The increase in the 1998 worldwide effective tax rate was primarily due to the Company's charge for IPR&D in the fourth quarter of 1998, which is not tax deductible. Refer to Note 6 of the Notes to Consolidated Financial Statements for additional information.

      A summary of operations and related statistical data for the years 1988-1998 can be found on page 46.

Distribution of Sales Revenues

The distribution of sales revenues for 1998, 1997 and 1996 were:

                                                 1998         1997         1996
--------------------------------------------------------------------------------
Employment costs                                 23.9%        23.8%        24.4%
Cost of materials
 and services                                    48.9         50.8         51.8
Depreciation and
 amortization
 of property
 and intangibles                                  5.3          4.7          4.6
Taxes other than payroll                          6.4          6.1          5.8
Earnings reinvested
 in business                                      7.4          9.6          8.9
Cash dividends paid                               5.5          5.0          4.5
Restructuring/IPR&D                               2.6           --           --
--------------------------------------------------------------------------------

Liquidity and Capital Resources

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $2.58 billion at the end of 1998 as compared with $2.90 billion at the end of 1997.

      Total unused credit available to the Company approximates $3.2 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expires on October 1, 1999 and $400 million on October 6, 2003.

      In 1998 the Company issued $60 million of 5.12% notes due 2003, the proceeds of which were used for general corporate purposes. The Company issued no medium term notes during 1998. At January 3, 1999, the Company had $2.29 billion remaining on its shelf registration of $2.59 billion. A summary of borrowings can be found on page 36.

      Total borrowings at the end of 1998 and 1997 were $4.02 billion and $1.84 billion, respectively. The increase in borrowings was attributable to financing the acquisition of DePuy. In 1998 net debt (debt net of cash and current marketable securities) was 9.6% of net capital (shareowners' equity and net debt). In 1997 net cash (cash and current marketable securities net of debt) was $1.06 billion. Total debt represented 22.8% of total capital (shareowners' equity and total debt) in 1998 and 13.0% of total capital in 1997. Shareowners' equity per share at the end of 1998 was $10.11 compared with $9.19 at year-end 1997, an increase of 10.0%.

Financial Instruments

The Company uses financial instruments to manage the impact of interest rate and foreign exchange rate changes on earnings and cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from January 3, 1999 market rates would increase the unrealized value of the Company's forward contracts by $225 million. Conversely, a 10% depreciation of the U.S. Dollar from January 3, 1999 market rates would decrease the unrealized value of the Company's forward contracts by $259 million. In either scenario, the gain or loss on the forward contract is offset by the gain or loss on the underlying transaction and therefore has no impact on future earnings and cash flows.

      The Company enters into interest rate and currency swap contracts to manage the Company's exposure to interest rate changes and hedge foreign currency denominated debt. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments is immaterial.

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

Changing Prices and Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers, and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1980-1998, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period.

      Inflation rates, even though moderate in many parts of the world during 1998, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

YEAR 2000

The YEAR 2000 problem may occur when computer systems use the two digits "00"to represent the year 2000. As a result, these systems may not process dates after 1999, causing system errors or failures. The Company has had a program in place since the fourth quarter of 1996 to address YEAR 2000 issues in our critical business areas relating to information management systems (IM), non-IM systems with embedded technology, products, suppliers and customers. A report on this program's process has been provided to the Board of Directors.

      The Company has completed its review of critical IM systems and is in the process of correcting issues as necessary. These corrective actions will be substantially complete by the second quarter of 1999. Additionally, the Company is reviewing all other automated systems including non-IM systems with embedded technology and adjusting these systems as needed. This phase is also expected to be completed by the end of the second quarter of 1999.

      The Company has made substantial progress in its assessment and testing plan for all its products. The Company has substantially completed this plan at year-end 1998 with full completion expected by the third quarter of 1999.

      The Company's ability to implement its YEAR 2000 program and the related non-implementation costs cannot be accurately determined at this time. Although a failure to completely correct one system may adversely affect other systems, the Company does not believe that these effects are likely. A material adverse effect on the financial condition and results of operations of the business may occur if a significant number of such failures should take place, requiring manual backup methods and related costs.

      The Company has been reviewing and has requested assurances on the status of YEAR 2000 readiness of its critical suppliers. Many of these suppliers however, have either declined to provide or have limited their assurances on the status of their YEAR 2000 readiness. The Company has established a plan for continued monitoring of critical suppliers during 1999.

      Although the Company has contacted major customers to assess the status of their YEAR 2000 issues, their YEAR 2000 readiness is unclear. If a significant number of suppliers and customers experience disruptions as a result of YEAR 2000 issues, this could have a material adverse effect on the financial position and results of operations of the Company.

      The Company is formulating contingency plans to deal with the impact of YEAR 2000 problems on critical suppliers and major customers. For critical suppliers, these plans may include identifying the availability of alternate utilities and raw material supply sources as well as increasing levels of inventory. To mitigate the effects of lack of YEAR 2000 readiness of major customers, the Company has few alternatives other than manual methods. Regardless of the contingency plans developed, there can be no assurance that these plans will address all YEAR 2000 problems or that implementation of these plans will be successful.

      The total cost of addressing the Company's YEAR 2000 readiness issues is not expected to be material to the Company's financial condition or results of operations. Since the initiation of the YEAR 2000 readiness program in 1996, the Company estimates that it has expensed approximately $125 million in internal and external costs on a pre-tax basis. The Company currently estimates that the total costs for addressing YEAR 2000 readiness will approximate $200 million on a pre-tax basis. These costs are being expensed as incurred and are funded through operating cash flows. No projects material to the financial condition or results of operations of the Company have been deferred or delayed as a result of the Company's YEAR 2000 program.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This standard is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

      FAS 133 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset by changes in the hedged item's fair value. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability or forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be recognized in earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

      The Company will adopt FAS 133 in the first quarter of 2000 and does not expect it to have a material effect on the Company's results of operations, cash flows or financial position.

Segments of Business

Financial information for the Company's three worldwide business segments is summarized below. Refer to page 45 for additional information on segments of business.

Sales by Segment of Business
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Sales                                                             Increase
                                                             -------------------
(Millions of Dollars)                   1998        1997     Amount     Percent
--------------------------------------------------------------------------------
Consumer                             $ 6,526       6,498         28         0.4%
Pharmaceutical                         8,562       7,696        866        11.3
Professional                           8,569       8,435        134         1.6
                                     ------------------------------
Worldwide total                      $23,657      22,629      1,028         4.5%
                                     ==============================

Operating Profit by Segment of Business(2)

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Operating Profit

                                                               Percent of Sales
                                                               -----------------
(Millions of Dollars)       1998       1998(1)      1997       1998       1997
--------------------------------------------------------------------------------
Consumer                 $   414        658          551        6.3%       8.5%
Pharmaceutical             3,016      3,081        2,567       35.2       33.4
Professional                 941      1,409        1,543       11.0       18.3
                         -------------------------------
Worldwide total            4,371      5,148        4,661       18.5       20.6
Expenses not
  allocated to
  segments                  (102)      (102)         (85)       (.4)       (.4)
                         -------------------------------
Earnings before
  taxes on income        $ 4,269      5,046        4,576       18.0%      20.2%
                         ===============================

(1) 1998 results excluding Restructuring and In-Process Research and Development charges. Excluding these charges, operating profit as a percent of sales by segment was: Consumer 10.1%, Pharmaceutical 36.0%, and Professional 16.4%.

(2) Prior year restated to conform to 1998 presentation according to SFAS No.
131.

Consumer

The Consumer segment's principal products are personal care and hygienic products, including oral and baby care products, first aid products, nonprescription drugs, sanitary protection products and adult skin and hair care products. Major brands include ACT Fluoride Rinse; BAND-AID Brand Adhesive Bandages; CAREFREE Panty Shields; CLEAN & CLEAR skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; JOHNSON'S pH5.5 skin and hair care products; MONISTAT, a remedy for vaginal yeast infections; adult and children's MOTRIN analgesic products; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & JohnsonoMerck Consumer Pharmaceuticals Co.; NEUTROGENA skin and hair care products; NICOTROL smoking cessation products; o.b. Tampons; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; STAYFREE and SURE & NATURAL sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

      Consumer segment sales in 1998 were $6.53 billion, an increase of .4% over 1997. Domestic sales increased by 2.6% while international sales declined by 1.7%. International sales gains in local currency of 5.2% were offset by a negative currency impact of 6.9%. Consumer sales were led by continued strength in the skin care franchise that includes the NEUTROGENA, RoC and CLEAN & CLEAR product lines, as well as strong performances from the adult and children's MOTRIN line of analgesic products. During the fourth quarter, the Company announced the signing of a definitive agreement to acquire the dermatological skin care business of S.C. Johnson & Son, Inc., including the AVEENO brand specialty soaps, bath, anti-itch and moisturizing cream and lotion products.

      The 1998 special pre-tax charge for the Consumer segment was $244 million. See Note 15 for detailed discussion on the Restructuring charges.

      Consumer segment sales in 1997 were $6.50 billion, an increase of 2.1% over 1996. Sales by domestic companies accounted for 49.9% of the total segment, while international companies accounted for 50.1%. During 1997, the Company announced a licensing agreement with Raisio Group of Finland for the North American marketing rights (as well as a letter of intent for the worldwide marketing rights) to a dietary ingredient, stanol ester, which is patented for use in reducing cholesterol. The Company also established an alliance with Takeda Chemical Industries in Japan for the sale and distribution of OTC products beginning with several forms of TYLENOL brand acetaminophen products.

      Consumer segment sales in 1996 were $6.36 billion, an increase of 9.1% over 1995. Sales by domestic companies accounted for 49.7% of the total segment, while international companies accounted for 50.3%. The sales growth was led by the strong performance of TYLENOL brand products, despite heavy competition.

Pharmaceutical

The Pharmaceutical segment represents over 50% of operating profit for all segments.

      The Pharmaceutical segment's principal worldwide franchises are in the allergy, anti-infective, antifungal, antianemia, central nervous system, contraceptive, dermatology, gastrointestinal, and pain management fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

      Prescription drugs include DURAGESIC (fentanyl transdermal system sold abroad as DUROGESIC), a transdermal patch for chronic pain; EPREX (Epoetin alfa sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production; ERGAMISOL (levamisole hydrochloride), a colon cancer drug; FLOXIN (ofloxacin) and LEVAQUIN (levofloxacin), both anti-infectives; IMODIUM (loperamide HCl), an antidiarrheal; LEUSTATIN (cladribine), for hairy cell leukemia; MOTILIUM (domperidone), a gastrointestinal mobilizer; NIZORAL (ketoconazole), SPORANOX (itraconazole) and TERAZOL (terconazole), antifungals; ORTHOCLONE OKT-3 (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants; ORTHO-NOVUM (norethindrone/mestranol) group of oral contraceptives; PREPULSID (cisapride sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; RETIN-A (tretinoin), a dermatological cream for acne; RISPERDAL (risperidone), an antipsychotic drug; and ULTRAM (tramadol hydrochloride), a centrally acting prescription analgesic for moderate to moderately severe pain.

      Johnson & Johnson markets more than 90 prescription drugs around the world, with 45% of the sales generated outside the United States. Twenty-eight drugs sold by the Company had 1998 sales in excess of $50 million, with 17 of them in excess of $100 million.

      Pharmaceutical segment sales in 1998 were $8.56 billion, an increase of 11.3% over 1997 including 21.4% growth in domestic sales. International sales increased .9% as sales gains in local currency of 5.7% were offset by a negative currency impact of 4.8%. Worldwide growth reflects the strong performance of RISPERDAL, PROCRIT, DURAGESIC, LEVAQUIN, and the oral contraceptive line of products. At year-end 1998, the Company received approval from the FDA for LEVAQUIN for the indication of uncomplicated urinary tract infection.

      The 1998 special pre-tax charge for the Pharmaceutical segment was $65 million. See Note 15 for detailed discussion on the Restructuring charges.

      Pharmaceutical segment sales in 1997 were $7.70 billion, an increase of 7.1% over 1996. This growth reflected the strong performance of RISPERDAL, PROCRIT, PROPULSID, ULTRAM, DURAGESIC, and LEVAQUIN, a new anti-infective launched in 1997. At year-end 1997, the Company received approval from the FDA for REGRANEX (becaplermin), the first biologic treatment proven to increase the incidence of healing in diabetic foot ulcers.

      Pharmaceutical segment sales in 1996 were $7.19 billion, an increase of 14.6% over 1995. Domestic sales advanced 24.4% while international sales advanced 7.2%. The worldwide growth was a result of the outstanding performances of PROCRIT, RISPERDAL, SPORANOX, PROPULSID, ULTRAM, and DURAGESIC.

      Significant research activities continued in the Pharmaceutical segment, increasing to $1.4 billion in 1998, or $68 million over 1997. This represents 15.8% of 1998 Pharmaceutical sales and a compound annual growth rate of approximately 14.6% for the five-year period since 1993.

      Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation, headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute, headquartered in the United States. Additional research is conducted through collaboration with the James Black Foundation in London, England.

Professional

The Professional segment includes suture and mechanical wound closure products, minimally invasive surgical instruments, diagnostic products, cardiology products, disposable contact lenses, surgical instruments, orthopaedic joint replacements, products for wound management and infection prevention and other medical equipment and devices. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

      Worldwide sales of $8.57 billion in the Professional segment represented an increase of 1.6% over 1997. Domestic sales decreased 2.4% while international sales gains in local currency of 10.7% were partially offset by the strength of the U.S. dollar.

      Strong sales growth from Ethicon Endo-Surgery's laparoscopy and mechanical closure products, Ethicon's Mitek suture anchors and Gynecare's women's health products and the acquisition of the DePuy orthopaedic products business were offset by a decline in sales of Cordis' coronary stents.

      During the fourth quarter, the Company completed the acquisition of DePuy, one of the world's leading orthopaedic products companies with products in reconstructive, spinal, trauma and sports medicine for $3.7 billion. The Company also completed the acquisition of FemRx, a leader in the development of proprietary surgical systems that enable surgeons to perform less invasive alternatives to hysterectomy.

      At year-end 1998, two new Cordis products were approved for marketing by the FDA. The S.M.A.R.T. stent, a self-expanding, crush-recoverable nitinol stent was approved for use in treating biliary obstructions. Its nitinol alloy design allows for precise placement and flexibility in reaching lesions, even through very tortuous vessels. In addition, the NINJA balloon was approved in the U.S. for use in angioplasty procedures.

      The 1998 special pre-tax charge for the Professional segment for restructuring was $304 million. Additionally, the write-off of IPR&D related to acquisitions was $164 million. See Note 15 and 17 for detailed discussion on Restructuring charges and Acquisitions.

      Worldwide sales of $8.44 billion in 1997 in the Professional segment represented an increase of 4.5 % over 1996. Sales growth continued to be fueled by the excellent performance of Ethicon Endo-Surgery's minimally invasive surgical instruments, Johnson & Johnson's orthopaedics business, Vistakon's disposable contact lenses and LifeScan's blood glucose monitoring systems. The Asia-Pacific and Central Europe regions contributed significantly to the overall increase in the Professional segment. There were also several business combinations in the Professional segment during 1997. These included Biopsys Medical, Inc., a maker of products for the diagnosis and management of breast cancer; Biosense, Inc., a leader in medical sensor technology for use in diagnostic and therapeutic interventional procedures; Gynecare, Inc., a maker of minimally invasive medical devices for the treatment of uterine disorders; and Innotech, Inc., a manufacturer of equipment for high quality prescription eyeglass lenses.

      In 1996, Professional segment sales increased 19.8% over 1995, to $8.07 billion. The sales growth included the full year impact of the merger with Cordis Corporation in early 1996. Strong growth in the Asia-Pacific region also contributed to the increase in the Professional segment, as did excellent performances by LifeScan's blood glucose monitors, Vistakon's disposable contact lenses, Ethicon Endo-Surgery's minimally invasive surgical instruments and Johnson & Johnson Professional's orthopaedic business. Acquisitions and divestitures during 1998 and 1997 are described in more detail on page 42.

Geographic Areas

The Company further categorizes its sales by major geographic area as presented for the years 1998 and 1997.

Sales

                                                                   Increase
                                                            --------------------
(Millions of Dollars)                 1998        1997      Amount     Percent
--------------------------------------------------------------------------------
United States                      $12,562      11,757         805         6.8%
Europe                               6,317       5,942         375         6.3
Western Hemisphere
  excluding U.S.                     2,090       2,034          56         2.8
Asia-Pacific, Africa                 2,688       2,896        (208)       (7.2)
                                   -------------------------------
Worldwide total                    $23,657      22,629       1,028         4.5%
                                   ===============================

International sales were once again negatively impacted by the translation of local currency operating results into U.S. dollars. Average exchange rates to the dollar have declined each year since 1995.

      See page 45 for additional information on geographic areas.

Sales by Geographic Area of Business
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Description of Business

The Company, which employees 93,100 employees worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field. It conducts business in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to health and well-being.

      The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocations of resources of the Company. In addition, several Executive Committee members serve as Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the group, as well as management expertise in other specialized functions. The composition of these Committees can change over time in response to business needs. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Professional businesses. Operating management is headed by a Chairman, President, General Manager or Managing Director who reports directly, or through a line executive to a Group Operating Committee.

      In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 36 countries outside the United States and selling in over 175 countries throughout the world.

      In all its product lines, the Company competes with companies both large and small, located in the U.S. and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion, and selling.

Cautionary Factors that May Affect Future Results

This Annual Report may contain forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. The use of the words "expects," "plans, " "anticipates" and other similar words in conjunction with discussions of future operations or financial performance identifies these statements.

      Forward-looking statements are based on current expectations of future events. The Company cannot ensure that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from our projections. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.

      In Item 1 of the Company's Annual Report on Form 10-K for the year ended January 3, 1999 that will be filed in April 1999, the Company discusses in more detail various factors that could cause actual results to differ from expectations. Prior to the filing of Form 10-K, investors should reference the Company's quarterly report on Form 10-Q for the quarter ended September 27, 1998. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on such statements that speak only as of the date made. Investors also should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Consolidated Balance Sheet                    Johnson & Johnson and Subsidiaries

At January 3, 1999 and December 28, 1997 (Dollars in Millions) (Note 1)        1998       1997
-----------------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents (Notes 1 and 16)                                 $  1,927       2,753
Marketable securities at cost (Note 16)                                         651         146
Accounts receivable trade, less allowances $385 (1997, $358)                  3,661       3,329
Inventories (Notes 1 and 2)                                                   2,853       2,516
Deferred taxes on income (Note 6)                                             1,180         831
Prepaid expenses and other receivables                                          860         988
                                                                           --------------------
Total current assets                                                       $ 11,132      10,563
                                                                           ====================
Marketable securities, non-current (Note 16)                                    416         385
Property, plant and equipment, net (Notes 1, 3 and 15)                        6,240       5,810
Intangible assets, net (Notes 1 and 5)                                        7,209       3,261
Deferred taxes on income (Note 6)                                               102         332
Other assets                                                                  1,112       1,102
                                                                           --------------------
Total assets                                                               $ 26,211      21,453
                                                                           ====================

Liabilities and Shareowners' Equity
-----------------------------------------------------------------------------------------------
Current liabilities
Loans and notes payable (Note 4)                                           $  2,747         714
Accounts payable                                                              1,861       1,753
Accrued liabilities                                                           2,920       2,258
Accrued salaries, wages and commissions                                         428         332
Taxes on income                                                                 206         226
                                                                           --------------------
Total current liabilities                                                     8,162       5,283
                                                                           ====================
Long-term debt (Note 4)                                                       1,269       1,126
Deferred tax liability (Note 6)                                                 578         175
Employee related obligations (Note 11)                                        1,738       1,562
Other liabilities                                                               874         948

Shareowners' equity
Preferred stock-without par value
 (authorized and unissued 2,000,000 shares)                                      --          --
Common stock-par value $1.00 per share (Note 20)
 (authorized 2,160,000,000 shares; issued 1,534,824,000 shares)               1,535       1,535
Note receivable from employee stock ownership plan (Note 14)                    (44)        (51)
Accumulated other comprehensive income (Note 8)                                (328)       (378)
Retained earnings                                                            13,928      12,661
                                                                           --------------------
                                                                             15,091      13,767
Less common stock held in treasury, at cost (Note 20)
 (190,773,000 and 189,687,000 shares)                                         1,501       1,408
                                                                           --------------------
Total shareowners' equity                                                    13,590      12,359
                                                                           ====================
Total liabilities and shareowners' equity                                  $ 26,211      21,453
                                                                           ====================

See Notes to Consolidated Financial Statements

Consolidated Statement of Earnings            Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)                                    1998        1997        1996
-----------------------------------------------------------------------------------------------------------------------
Sales to customers                                                                     $ 23,657      22,629      21,620
                                                                                       ================================
Cost of products sold (1998 includes $60 of inventory write-offs for restructuring)       7,496       7,152       7,018
                                                                                       --------------------------------
Gross profit                                                                             16,161      15,477      14,602

Selling, marketing and administrative expenses                                            8,907       8,715       8,394
Research expense                                                                          2,269       2,140       1,905
Purchased in-process research and development (Notes 15 and 17)                             164          --          --
Interest income                                                                            (262)       (203)       (139)
Interest expense, net of portion capitalized (Note 3)                                       110         120         125
Other expense, net                                                                          151         129         284
Restructuring charge (Note 15)                                                              553          --          --
                                                                                       --------------------------------
                                                                                         11,892      10,901      10,569
                                                                                       --------------------------------
Earnings before provision for taxes on income                                             4,269       4,576       4,033
Provision for taxes on income (Note 6)                                                    1,210       1,273       1,146
                                                                                       --------------------------------
Net earnings                                                                           $  3,059       3,303       2,887
                                                                                       ================================
Basic net earnings per share (Notes 1 and 19)                                          $   2.27        2.47        2.17
                                                                                       ================================
Diluted net earnings per share (Notes 1 and 19)                                        $   2.23        2.41        2.12
                                                                                       ================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Equity              Johnson & Johnson and Subsidiaries

                                                                       Note Receivable    Accumulated
                                                                         From Employee          Other        Common
                                             Comprehensive   Retained  Stock Ownership  Comprehensive  Stock Issued  Treasury Stock
(Dollars in Millions)                 Total         Income   Earnings       Plan (ESOP)        Income        Amount          Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         $  9,045                     9,702              (64)           189         1,535           2,317

Net earnings                          2,887          2,887      2,887
Cash dividends paid                    (974)                     (974)
Employee compensation and
  stock option plans                    204                      (185)                                                         (389)
Repurchase of common stock             (412)                                                                                    412
Business combinations                   318                      (490)                                                         (808)
Other comprehensive income,
  net of tax:
Currency translation adjustments       (270)          (270)
Unrealized gains on securities           31             31
                                                   -------
Other comprehensive income                            (239)                                      (239)
                                                   -------
Total comprehensive income                           2,648
                                                   =======
Note receivable from ESOP                 7                                          7
                                   ------------------     -------------------------------------------------------------------------
Balance, December 29, 1996         $ 10,836                    10,940              (57)           (50)        1,535           1,532
                                   ================================================================================================
Net earnings                          3,303          3,303      3,303
Cash dividends paid                  (1,137)                   (1,137)
Employee compensation and
  stock option plans                    290                      (333)                                                         (623)
Repurchase of common stock             (628)                                                                                    628
Business combinations                    17                      (112)                                                         (129)
Other comprehensive income,
  net of tax:
Currency translation adjustments       (289)          (289)
Unrealized gains (losses) on
  securities                            (39)           (39)
                                                   -------
Other comprehensive income                            (328)                                      (328)
                                                   -------
Total comprehensive income                           2,975
                                                   =======
Note receivable from ESOP                 6                                          6
                                   ------------------     -------------------------------------------------------------------------
Balance, December 28, 1997         $ 12,359                    12,661              (51)          (378)        1,535           1,408
                                   ================================================================================================
Net earnings                          3,059          3,059      3,059
Cash dividends paid                  (1,305)                   (1,305)
Employee compensation and
  stock option plans                    340                      (494)                                                         (834)
Repurchase of common stock             (930)                                                                                    930
Business combinations                    10                         7                                                            (3)
Other comprehensive income,
  net of tax:
Currency translation adjustments         82             82
Unrealized gains (losses) on
  securities                            (32)           (32)
                                                   -------
Other comprehensive income                              50                                         50
                                                   -------
Total comprehensive income                           3,109
                                                   =======
Note receivable from ESOP                 7                                          7
                                   ------------------     -------------------------------------------------------------------------
Balance, January 3, 1999           $ 13,590                    13,928              (44)          (328)        1,535           1,501
                                   ================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows          Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)                                                            1998        1997        1996
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                                                           $ 3,059       3,303       2,887
Adjustments to reconcile net earnings to cash flows:
 Depreciation and amortization of property and intangibles                               1,246       1,067       1,009
 Increase in deferred taxes                                                               (239)       (121)         (3)
 Purchased in-process research and development                                             164          --          --
 Changes in assets and liabilities, net of effects from acquisition of businesses:
  Increase in accounts receivable, less allowances                                         (74)       (318)       (306)
  Increase in inventories                                                                  (80)       (175)       (242)
  Increase in accounts payable and accrued liabilities                                     622         460         245
  Decrease (increase)  in other current and non-current assets                             139          10         (40)
  Increase in other current and non-current liabilities                                     49         117         341
                                                                                       -------------------------------
Net cash flows from operating activities                                                 4,886       4,343       3,891
                                                                                       ===============================
Cash flows from investing activities
Additions to property, plant and equipment                                              (1,460)     (1,391)     (1,373)
Proceeds from the disposal of assets                                                        71          69          37
Acquisition of businesses, net of cash acquired (Note 17)                               (3,481)       (180)       (233)
Other, principally marketable securities                                                  (769)       (112)       (123)
                                                                                       -------------------------------
Net cash used by investing activities                                                   (5,639)     (1,614)     (1,692)
                                                                                       ===============================
Cash flows from financing activities
Dividends to shareowners                                                                (1,305)     (1,137)       (974)
Repurchase of common stock                                                                (930)       (628)       (412)
Proceeds from short-term debt                                                            2,424         300         282
Retirement of short-term debt                                                             (226)       (182)       (128)
Proceeds from long-term debt                                                                86           7         126
Retirement of long-term debt                                                              (416)       (504)       (411)
Proceeds from the exercise of stock options                                                269         225         149
                                                                                       -------------------------------
Net cash used by financing activities                                                      (98)     (1,919)     (1,368)
                                                                                       ===============================
Effect of exchange rate changes on cash and cash equivalents                                25         (68)        (21)
                                                                                       -------------------------------
(Decrease) increase in cash and cash equivalents                                          (826)        742         810
Cash and cash equivalents, beginning of year (Note 1)                                    2,753       2,011       1,201
                                                                                       -------------------------------
Cash and cash equivalents, end of year (Note 1)                                        $ 1,927       2,753       2,011
                                                                                       ===============================
----------------------------------------------------------------------------------------------------------------------
Supplemental cash flow data
Cash paid during the year for:
 Interest, net of portion capitalized                                                  $    89          91         113
 Income taxes                                                                            1,310       1,431       1,210

Supplemental schedule of noncash investing and financing activities
Treasury stock issued for employee compensation and stock option plans
net of cash proceeds                                                                   $   598         425         252

Acquisitions of businesses
Fair value of assets acquired                                                          $ 4,322         184         237
Fair value of liabilities assumed (including $296 of assumed debt)                        (545)         (4)         (4)
                                                                                       -------------------------------
Net purchase price                                                                     $ 3,777         180         233
                                                                                       ===============================

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

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Depreciation of Property

The Company utilizes the straight-line method of depreciation for financial statement purposes for all additions to property, plant and equipment.

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

Advertising

Costs associated with advertising are expensed in the year in- curred. Advertising expenses worldwide, which are comprised of television, radio and print media, were $1.19 billion in 1998 and $1.26 billion in 1997 and 1996 respectively.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings. At January 3, 1999 and December 28, 1997 the cumulative amount of undistributed international earnings was approximately $7.0 billion and $5.9 billion, respectively.

Net Earnings Per Share

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

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as in 1998, the fiscal year consists of 53 weeks.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

--------------------------------------------------------------------------------
2 Inventories

At the end of 1998 and 1997, inventories were comprised of:

(Dollars in Millions)                                      1998             1997
--------------------------------------------------------------------------------
Raw materials and supplies                               $  770              655
Goods in process                                            489              417
Finished goods                                            1,594            1,444
                                                        ------------------------
                                                         $2,853            2,516
                                                        ========================

--------------------------------------------------------------------------------
3 Property, Plant and Equipment

At the end of 1998 and 1997, property, plant and equipment at cost and accumulated depreciation consisted of:

(Dollars in Millions)                                        1998           1997
--------------------------------------------------------------------------------
Land and land improvements                                $   459            407
Buildings and building equipment                            2,922          2,895
Machinery and equipment                                     5,575          5,224
Construction in progress                                    1,068            918
                                                         -----------------------
                                                           10,024          9,444
Less accumulated depreciation                               3,784          3,634
                                                         -----------------------
                                                          $ 6,240          5,810
                                                         =======================

      The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1998, 1997 and 1996 was $71, $40 and $55 million, respectively.

      Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income. For additional discussion on property, plant and equipment, see Note 15.

--------------------------------------------------------------------------------
4  Borrowings

The Components of long-term debt are as follows:

                                                  Eff.                   Eff.
(Dollars in Millions)                  1998       Rate        1997       Rate
--------------------------------------------------------------------------------
8.72% Debentures due 2024            $  300       8.72%        300       8.72%
6.73% Debentures due 2023               250       6.73         250       6.73
7 3/8% Notes due 2002                   199       7.49         199       7.49
8.25% Euro Notes
  due 2004                              199       8.37         199       8.37
11 1/4% Italian Lire Notes
  due 1998(1)                            --         --         115       4.88
5% Deutsche Mark Notes
  due 2001(3)                           107       1.98         101       1.98
5.12% Notes due 2003(4)                  60       0.82          --         --
4 1/2% Currency Indexed
  Notes due 1998(1)                      --         --          72       5.26
8.18% to 8.25% Medium Term
  Notes due 1998                         --         --          65       8.23
Industrial Revenue Bonds                 50       5.28          57       5.77
Other, principally international        139         --          36         --
                                     ------                  -----
                                      1,304       6.85(2)    1,394       6.96(2)
Less current portion                     35                    268
                                     ------                  -----
                                     $1,269                  1,126
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

(4) Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via an interest rate and currency swap
 .

      The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.2 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expire on October 1, 1999 and $400 million on October 6, 2003. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

      The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.59 billion of unsecured debt securities, and warrants to purchase debt securities, under its medium term note
(MTN) program. No MTN's were issued during 1998. At January 3, 1999, the Company had $2.29 billion remaining on its shelf registration. In 1998 the Company issued $60 million of 5.12% notes due 2003, the proceeds of which were used for general corporate purposes.

      Short-term borrowings and current portion of long-term debt amounted to $2.7 billion at the end of 1998. These borrowings are composed of $2.2 billion U.S. commercial paper, at an average rate of 5.0% and $0.5 billion of local borrowings, principally by international subsidiaries.

      Aggregate maturities of long-term obligations for each of the next five years commencing in 1999 are:

                                                                          After
(Dollars in Millions)    1999      2000      2001      2002      2003      2003
--------------------------------------------------------------------------------
                        $  35        31       137       214        80       807
--------------------------------------------------------------------------------

5 Intangible Assets

At the end of 1998 and 1997, the gross and net amounts of intangible assets were:

(Dollars in Millions)                                      1998             1997
--------------------------------------------------------------------------------
Goodwill - gross                                         $4,112            2,198
Less accumulated amortization                               329              241
                                                         -----------------------
Goodwill - net                                           $3,783            1,957
                                                         =======================
Patents & trademarks - gross                             $1,634            1,074
Less accumulated amortization                               343              262
                                                         -----------------------
Patents and trademarks - net                             $1,291              812
                                                         =======================
Other intangibles - gross                                $2,296              613
Less accumulated amortization                               161              121
                                                         -----------------------
Other intangibles - net                                  $2,135              492
                                                         =======================
Total intangible assets - gross                          $8,042            3,885
Less accumulated amortization                               833              624
                                                         -----------------------
Total intangible assets - net                            $7,209            3,261
                                                         =======================

The weighted average amortization periods for goodwill, patents and trademarks and other intangibles are 32 years, 21 years and 18 years, respectively.

--------------------------------------------------------------------------------
6 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)                    1998             1997             1996
-------------------------------------------------------------------------------
Currently payable:
  U.S. taxes                          $   964              939              662
  International taxes                     485              455              487
                                      -----------------------------------------
                                        1,449            1,394            1,149
                                      -----------------------------------------
Deferred:
  U.S. taxes                             (122)            (115)              28
  International taxes                    (117)              (6)             (31)
                                      -----------------------------------------
                                         (239)            (121)              (3)
                                      -----------------------------------------
                                      $ 1,210            1,273            1,146
                                      =========================================

      Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

      Temporary differences and carryforwards for 1998 are as follows:

                                                               Deferred Tax
                                                         ----------------------
(Dollars in Millions)                                     Asset       Liability
-------------------------------------------------------------------------------
Employee benefit obligations                             $  546              --
Depreciation                                                 --            (329)
Non-deductible intangibles                                   --            (851)
International R&D capitalized for tax                       150              --
Reserves & liabilities                                      609              --
Income reported for tax purposes                            231              --
Miscellaneous international                                 168            (276)
Miscellaneous U.S.                                          377              --
                                                       -------------------------
Total deferred income taxes                              $2,081          (1,456)
                                                       ========================

      A comparison of income tax expense at the federal statutory rate of 35% in 1998, 1997 and 1996, to the Company's effective tax rate is as follows:

(Dollars in Millions)                   1998             1997             1996
------------------------------------------------------------------------------
Earnings before taxes
  on income                           $4,269            4,576            4,033
                                      ----------------------------------------
Statutory taxes                       $1,494            1,602            1,412
Tax rates:
Statutory                               35.0%            35.0%            35.0%
Puerto Rico & Ireland
  operations                            (5.5)            (5.7)            (6.3)
Research tax credits                    (0.3)            (0.3)            (0.3)
Domestic state and local                 1.0              1.0              1.6
International subsidiaries
  excluding Ireland                     (3.3)            (2.7)            (2.0)
IPR&D                                    1.3               --               --
All other                                0.1              0.5              0.4
                                      ----------------------------------------
Effective tax rate                      28.3%            27.8%            28.4%
                                      ========================================

The increase in the 1998 worldwide effective tax rate was primarily due to the Company's fourth quarter purchased IPR&D charge. During 1998, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring December 31, 2007. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

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

      An analysis of the changes during 1998 and 1997 for cumulative currency translation adjustments is included in Note 8.

      Net currency transaction and translation gains and losses included in other expense were after-tax losses of $15 million in 1998, after-tax losses of $27 million in 1997, and after-tax gains of $2 million in 1996.

--------------------------------------------------------------------------------
8 Accumulated Other Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" that the Company adopted in the first quarter of 1998. SFAS 130 requires presentation of comprehensive income and its components in the financial statements. Components of other comprehensive income/(loss) consist of the following:

                                                                    Accumulated
                                     Foreign       Unrealized             Other
                                    Currency    Gains/(Losses)    Comprehensive
(Dollars in Millions)            Translation    on Securities      Income/(Loss)
-------------------------------------------------------------------------------
December 31, 1995                      $ 148               41               189
1996 change                             (270)              31              (239)
                                      ------------------------------------------
December 29, 1996                       (122)              72               (50)
1997 change                             (289)             (39)             (328)
                                      ------------------------------------------
December 28, 1997                       (411)              33              (378)
1998 change                               82              (32)               50
                                      ------------------------------------------
January 3, 1999                        $(329)               1              (328)
                                      ==========================================

The change in unrealized gains/(losses) on marketable securities during 1998 includes reclassification adjustments of $38 million of losses realized from the write-down of marketable securities and the associated tax benefit was $13 million. The tax effect on the components of other comprehensive income are benefits of $17 million and $21 million in 1998 and 1997, respectively and expense of $16 million in 1996 related to unrealized gains (losses) on securities.

      The currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

--------------------------------------------------------------------------------
9  Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $239 million in 1998, $235 million in 1997 and $237 million in 1996.

   The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at January 3, 1999 are:

                                                                  After
(Dollars in Millions)  1999    2000     2001     2002     2003     2003    Total
--------------------------------------------------------------------------------
                        $80      64       45       37       31       78     335

Commitments under capital leases are not significant.

--------------------------------------------------------------------------------
10 Common Stock, Stock Option Plans and Stock

Compensation Agreements

At January 3, 1999 the Company had eight stock-based compensation plans. Under the 1995 Employee Stock Option Plan, the Company may grant options to its employees for up to 56 million shares of common stock. The shares outstanding are for contracts under the Company's 1986, 1991 and 1995 Employee Stock Option Plans, the 1997 Non-Employee Directors' Plan and the Mitek, Cordis, Biosense and Gynecare Stock Option plans.

      Stock options expire ten years from the date they are granted and vest over service periods that range from one to six years. Shares available for future grants amounted to 15.0 million, 22.7 million and 32.9 million in 1998, 1997 and 1996, respectively.

      A summary of the status of the Company's stock option plans as of January 3, 1999, December 28, 1997 and December 29, 1996 and changes during the years ending on those dates, is presented below:

                                                      Options   Weighted Average
(Shares in Thousands)                             Outstanding*    Exercise Price
--------------------------------------------------------------------------------
Balance at December 31, 1995                           78,624              24.89
  Options granted                                      10,120              43.81
  Options exercised                                    (7,442)             16.13
  Options cancelled/forfeited                          (2,231)             29.27
                                                   -----------------------------
Balance at December 29, 1996                           79,071              28.01
  Options granted                                      12,564              60.62
  Options exercised                                   (10,597)             16.80
  Options cancelled/forfeited                          (2,193)             36.36
                                                   -----------------------------
Balance at December 28, 1997                           78,845              34.48
  Options granted                                       9,872              80.05
  Options exercised                                   (11,076)             18.59
  Options cancelled/forfeited                          (2,204)             44.46
                                                   -----------------------------
Balance at January 3, 1999                             75,437              42.49
                                                   =============================

* Adjusted to reflect the 1996 two-for-one stock split.

      The Company applies the provisions of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," that calls for companies to measure employee stock compensation expense based on the fair value method of accounting. However, as allowed by the Statement, the Company elected continued use of Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees, " with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. Had the fair value method been applied, net income would have been reduced by $66 million or $.05 per share in 1998 and $30 million or $.02 per share in 1997. In 1996, net income would have been reduced by $16 million or $.01 earnings per share. These calculations only take into account the options issued since January 1, 1995. The average fair value of options granted was $19.62 in 1998, $17.50 in 1997 and $13.37 in 1996. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                                               1998          1997          1996
--------------------------------------------------------------------------------
Risk-free rate                                 4.52%         5.89%         6.11%
Volatility                                     22.0%         21.5%         18.2%
Expected life                                  5 yrs       5.3 yrs         7 yrs
Dividend yield                                 1.30%         1.43%         1.48%

      The following table summarizes stock options outstanding and exercisable at January 3, 1999:

(Shares in Thousands)                   Outstanding               Exercisable
------------------------------------------------------------   -----------------
                                                     Average             Average
Exercise                                Average     Exercise            Exercise
Price Range                   Options      Life(a)     Price   Options     Price
------------------------------------------------------------   -----------------
$8.00-$22.28                   11,973       3.2       $18.78    10,629    $18.39

$22.32-$42.86                  22,733       4.7        24.93    18,016     24.61

$43.13-$59.88                  20,477       7.2        46.44     7,238     44.97

$60.13-$83.63                  20,254       9.4        72.19         1     71.06
                              ------------------------------   -----------------
$8.00-$83.63                   75,437       6.4       $42.49    35,884    $26.88
                              ==============================   =================

(a) Average contractual life remaining in years

--------------------------------------------------------------------------------
11 Employee Related Obligations

      At the end of 1998 and 1997, employee related obligations were:

(Dollars in Millions)                                        1998           1997
--------------------------------------------------------------------------------
Post retirement benefits                                   $  767            753
Post employment benefits                                      144            166
Unfunded pension liabilities                                  677            517
Certificates of extra compensation                            150            126
                                                         -----------------------
Employee related obligations                               $1,738          1,562
                                                         =======================

--------------------------------------------------------------------------------
12 Segments of Business and Geographic Areas

In 1998 the Company adopted Financial Accounting Standards No. 131, "Segments of Business;" see page 45.

--------------------------------------------------------------------------------
13 Retirement and Pension Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant.

      Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. The Company's objective in funding its domestic plans is to accumulate funds sufficient to provide for all accrued benefits. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

      In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

      The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

      Effective December 29, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 132,"Employers' Disclosures about Pensions and Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits. The Statement addresses disclosure only. It does not address liability measurement or expense recognition. There was no effect on financial position or net income as a result of adopting SFAS No. 132.

      Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 1998, 1997 and 1996 include the following components:

                                                Retirement Plans             Other Benefit Plans
-------------------------------------------------------------------------------------------------
(Dollars in Millions)                      1998      1997      1996        1998     1997     1996
-------------------------------------------------------------------------------------------------
Service cost                              $ 185       166       159          20       17       16
Interest cost                               254       239       230          50       46       46
Expected return on plan assets             (291)     (256)     (231)        (14)      (3)      (3)
Amortization of prior service cost           17        16        14           2        1        1
Amortization of net transition assets       (14)      (13)      (13)         --       --       --
Recognized actuarial (gain)/loss            (24)      (19)        2           8       (6)      (1)
Curtailments and settlements                  2         1        --          --       --       --
                                        ---------------------------------------------------------
Net periodic benefit cost                 $ 129       134       161          66       55       59
                                        =========================================================

The net periodic cost attributable to domestic retirement plans included above was $40 million in 1998, $50 million in 1997 and $84 million in 1996.

      The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

                                                               Retirement Plans                     Other Benefit Plans
-----------------------------------------------------------------------------------------------------------------------------
Domestic Benefit Plans                                  1998         1997         1996         1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                          6.75%        7.25%        7.75%        6.75%        7.25%        7.75%
Expected long-term rate of return on plan assets         9.0          9.0          9.0          9.0          9.0          9.0
Rate of increase in compensation levels                  5.0          5.0          5.5          5.0          5.0          5.5

International Benefit Plans
-----------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                          5.50%        6.25%        6.50%        6.00%        7.00%        7.25%
Expected long-term rate of return on plan assets        7.75         7.75         7.75           --           --           --
Rate of increase in compensation levels                 3.50         4.25         4.75         4.25         5.00         5.00

Health care cost trends are projected at annual rates grading from 10% for employees under age 65 and 7% for employees over age 65 down to 5% for both groups by the year 2008 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 1998 would be a $99 million increase or an $88 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 1998 would be a $12 million increase or a $10 million decrease.

      The following tables set forth the change in benefit obligations and change in plan assets at year-end 1998 and 1997 for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)                                              Retirement Plans     Other Benefit Plans
-----------------------------------------------------------------------------------------------------------
Change in Benefit Obligation                                       1998        1997        1998        1997
-----------------------------------------------------------------------------------------------------------
Benefit obligation - beginning of year                           $3,704       3,412         691         591
Service cost                                                        185         166          20          17
Interest cost                                                       254         239          50          46
Plan participant contributions                                       11          10          --          --
Amendments                                                           13          27          --          --
Actuarial loss                                                      325         123          --          66
Curtailments & settlements                                           (7)          1          --          --
Total benefits paid                                                (203)       (175)        (33)        (28)
Effect of exchange rates                                             33         (99)         (2)         (1)
                                                                 ------------------------------------------
Benefit obligation - end of year                                 $4,315       3,704         726         691
                                                                 ==========================================

Change in Plan Assets
-----------------------------------------------------------------------------------------------------------
Plan assets at fair value - beginning of year                    $3,694       3,330          46          41
Actual return on plan assets                                        606         547          14           8
Company contributions                                                45          35          29          24
Plan participant contributions                                       11          10          --          --
Settlements                                                          (4)         --          --          --
Benefits paid from plan assets                                     (193)       (158)        (32)        (27)
Effect of exchange rates                                             14         (70)         --          --
                                                                 ------------------------------------------
Plan assets at fair value - end of year                          $4,173       3,694          57          46
                                                                 ==========================================

Amounts recognized in the Company's balance sheet consist of the following:

                                                                   Retirement Plans     Other Benefit Plans
-----------------------------------------------------------------------------------------------------------
(Dollars in Millions)                                              1998        1997        1998        1997
-----------------------------------------------------------------------------------------------------------
Plan assets less than projected benefit obligation               $ (142)        (10)       (668)       (645)
Unrecognized actuarial gains                                       (511)       (543)       (117)       (107)
Unrecognized prior service cost                                      98         102         (11)         (8)
Unrecognized net transition asset                                   (37)        (51)         --          --
                                                                 ------------------------------------------
Total recognized in the consolidated balance sheet               $ (592)       (502)       (796)       (760)
                                                                 ==========================================
Book reserves                                                    $ (726)       (592)       (796)       (760)
Prepaid benefits                                                    109          75          --          --
Intangible assets                                                    25          15          --          --
                                                                 ------------------------------------------
Total recognized in the consolidated balance sheet               $ (592)       (502)       (796)       (760)
                                                                 ==========================================

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

                                                                   Retirement Plans     Other Benefit Plans
-----------------------------------------------------------------------------------------------------------
(Dollars in Millions)                                              1998        1997        1998        1997
-----------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                   $ (558)       (435)       (696)       (691)
Projected benefit obligation                                     $ (723)       (566)         --          --
Plan assets at fair value                                        $  162         126          57          46

--------------------------------------------------------------------------------
14  Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

      In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareowners' equity.

      Total Company contributions to the plans were $63 million in 1998, $58 million in 1997, and $50 million in 1996.

--------------------------------------------------------------------------------
15 Restructuring and In-Process Research and Development Charges

In the fourth quarter of 1998, the Company approved a plan to reconfigure its global network of manufacturing and operating facilities with the objective of enhancing operating efficiencies. It is expected that the plan will be completed over the next eighteen months. Among the initiatives supporting this plan were the closure of inefficient manufacturing facilities, exiting certain businesses which were not providing an acceptable return and related employee separations. The closure of these facilities represented approximately 10% of the Company's manufacturing capacity.

      The estimated cost of this plan is $613 million which has been reflected in cost of sales ($60 million) and restructuring charge ($553 million). The charge consisted of employee separation costs of $161 million, asset impairments of $322 million, impairments of intangibles of $52 million, and other exit costs of $78 million. Employee separations will occur primarily in manufacturing and operations facilities affected by the plan. The decision to exit certain facilities and businesses decreased cash flows triggering the asset impairment. The amount of impairment of such assets was calculated using discounted cash flows or appraisals.

      Special charges recorded during 1998 were as follows:

                                            Beginning           1998   Remaining
(Dollars in Millions)                         Accrual   Cash Outlays     Accrual
--------------------------------------------------------------------------------
Restructuring charges:
Employee separations                             $161              3         158
Other exit costs                                   78             --          78
                                            ------------------------------------
                                                  239              3         236
                                            ------------------------------------
Asset impairments                                 322
Intangible assets                                  52
                                            ---------
Total restructuring plan                          613
In-process R&D                                    164
                                            ---------
Total special charges                            $777
                                            =========

      The headcount reduction for the year ended January 3, 1999 was approximately 225 employees.

      In connection with the businesses acquired in 1998, the Company recognized charges for in-process research and development (IPR&D) in the amount of $164 million related primarily to DePuy. The value of the IPR&D projects was calculated with the assistance of third party appraisers and was based on the estimated percentage completion of the various research and development projects being pursued using cash flow projections discounted for the risk inherent in such projects. The majority of the value of the IPR&D is associated with DePuy projects that focus on spinal and hip implants. For additional discussion on acquisitions, see Note 17.

      The special charges impacted the business segments as follows: the special pre-tax charge for the Consumer segment was $244 million. This charge reflects $85 million for severance costs associated with the termination of approximately 2,550 employees; $133 million for the write-down of impaired assets and $26 million for other exit costs. The Pharmaceutical business segment recorded $65 million of the special charge representing $18 million for severance costs associated with the termination of approximately 250 employees and $47 million for the write-down of impaired assets. Acquisitions within the Professional business segment resulted in a $164 million write-off of purchased IPR&D. Additionally, the Professional business segment recorded other special charges of $304 million. This charge included $58 million for severance costs associated with the termination of approximately 2,300 employees; $194 million for the write-down of impaired assets and $52 million for other exit costs.

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

      The Company enters into forward foreign exchange contracts maturing within five years to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. The Company has forward exchange contracts outstanding at year-end in various currencies, principally in U.S. Dollars, Belgian Francs and Swiss Francs. In addition, the Company has currency swaps outstanding, principally in U.S. Dollars, Belgian Francs and French Francs. Unrealized gains and losses, based on dealer quoted market prices, are presented in the following table:

                                                            1998
                                           -------------------------------------
                                           Notional
(Dollars in Millions)                       Amounts         Gains         Losses
--------------------------------------------------------------------------------
Forwards                                     $6,848            94            227
Currency swaps                                3,422            25             89

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents and current and non-current marketable securities approximates fair value of these instruments. In addition the carrying amount of long-term investments, long-term debt, interest rate and currency swaps (used to hedge third party debt) approximates fair value of these instruments for 1998 and 1997.

      The fair value of current and non-current marketable securities, long-term debt and interest rate and currency swap agreements was estimated based on quotes obtained from brokers for those or similar instruments. The fair value of long-term investments was estimated based on quoted market prices at year-end.

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

--------------------------------------------------------------------------------
17 Mergers, Acquisitions and Divestitures

Certain businesses were acquired for $3.8 billion during 1998 and the purchase method of accounting was employed. The most significant 1998 acquisition was DePuy, Inc., a leading orthopaedics company. DePuy's product lines include reconstructive products (implants for hips, knees and extremities), spinal implants, trauma repair and sports-related injury products.

      The excess of purchase price over the estimated fair value amounted to $3.3 billion. This amount has been allocated to identifiable intangibles and goodwill. Approximately $164 million has been identified as the value of IPR&D associated with the acquisitions. The majority of the value is associated with DePuy projects that focus on spinal and hip implants, which were near regulatory approval as of the acquisition date. The remaining effort and cost to complete these projects is not expected to be material. The Company is in the process of finalizing a plan to reconfigure and integrate DePuy's operations, which will be completed within one year of acquisition. This effort is expected to result in employee terminations, facility closures and other related costs, which will be recorded as adjustments to the opening balance sheet and are not expected to be material. Pro forma information is not provided since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

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

      Certain businesses were acquired for $180 million during 1997 and the purchase method of accounting was employed. The most significant 1997 acquisition was Innotech, Inc., a developer and marketer of eyeglass lens products.

      The excess of purchase price over the estimated fair value of 1997 acquisitions amounted to $157 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for in 1997 as the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

      Divestitures in 1998 and 1997 did not have a material effect on the Company's results of operations, cash flows or financial position.

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

      The Company is involved in a number of patent, trademark and other lawsuits incidental to its business. Among those is a patent infringement action in which U.S. Surgical Corporation seeks substantial damages and an injunction based on what it alleges are infringing trocar surgical instrument sales by the Company's Ethicon Endo-Surgery unit. The Company disputes infringement as well as the validity and enforceability of the asserted patents and is vigorously contesting the claims.

However, it is not possible to predict with certainty the outcome of litigation, and while the Company does not believe an adverse result would have a material effect on the Company's consolidated financial position, it could be material to the results of operations for a fiscal year.

      The Company's Ortho Biotech subsidiary is party to an arbitration proceeding filed against it by Amgen, Ortho's licensor of U.S. non-dialysis rights to EPO, in which Amgen seeks to terminate Ortho's U.S. license rights based on alleged deliberate EPO sales by Ortho during the early 1990's into Amgen's reserved dialysis market. The Company believes no basis exists for terminating Ortho's U.S. license rights and is vigorously contesting Amgen's claims. However, Ortho's U.S. license rights to EPO are material to the Company; thus, an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

      In December 1998, Ortho Biotech was found in a separate arbitration not to have rights in what Amgen describes as its second-generation EPO product, known as Novel Erythropoiesis Stimulating Protein, or NESP. The effect of the ruling is to allow Amgen's NESP product, if approved, to compete with Ortho's EPO product in the U.S. non-dialysis market and in all markets overseas, except China and Japan, which are reserved to Kirin-Amgen. Currently, Ortho is Amgen's exclusive licensee for EPO in U.S. non-dialysis markets and in all ex-U.S. markets except China and Japan. Because NESP is still in clinical trials, it is not possible to predict the impact on Ortho's marketing of EPO.

      The Company believes that the above proceedings, except as noted above, would not have a material adverse effect on its results of operations, cash flows or financial position.

--------------------------------------------------------------------------------
19 Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended January 3, 1999, December 28, 1997 and December 29, 1996:

(Shares in Millions)                        1998(1)          1997          1996
-------------------------------------------------------------------------------
Basic net earnings per share            $   2.27             2.47          2.17
Average shares outstanding
  - basic                                1,344.8          1,336.0       1,332.6
Potential shares exercisable
  under stock option plans                  65.8             68.1          71.6
Less: shares repurchased under
  treasury stock method                    (39.0)           (34.2)        (44.8)
                                        ---------------------------------------
Adjusted average shares
  outstanding - diluted                  1,371.6          1,369.9       1,359.4
Diluted earnings per share              $   2.23             2.41          2.12
                                        =======================================

(1) 1998 results excluding Restructuring and In-Process Research & Development charges are: Basic EPS at $2.73 and diluted EPS at $2.67 (unaudited).

--------------------------------------------------------------------------------
20 Capital and Treasury Stock Changes in treasury stock were:

                                                                Treasury Stock
Amounts in millions except number of shares in thousands      Shares     Amount
-------------------------------------------------------------------------------
Balance at December 31, 1995                                 239,464     $2,317
Employee compensation and stock
  option plans                                                (8,510)      (389)
Repurchase of common stock                                     8,745        412
Business combinations                                        (37,359)      (808)
                                                             ------------------
Balance at December 29, 1996                                 202,340      1,532
Employee compensation and stock
  option plans                                               (11,175)      (623)
Repurchase of common stock                                    10,520        628
Business combinations                                        (11,998)      (129)
                                                             ------------------
Balance at December 28, 1997                                 189,687      1,408
Employee compensation and stock
  option plans                                               (11,516)      (834)
Repurchase of common stock                                    12,602        930
Business combinations                                                        (3)
                                                             ------------------
Balance at January 3, 1999                                   190,773     $1,501
                                                             ==================

Shares of common stock authorized and issued were 1,534,824,000 shares at the end of 1998, 1997, 1996 and 1995.

--------------------------------------------------------------------------------
21 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 1998 and 1997 is summarized below:

                                                            1998                                          1997
                                        -------------------------------------------    ------------------------------------------
(Dollars in Millions                      First      Second       Third     Fourth       First      Second       Third     Fourth
Except Per Share Figures)               Quarter     Quarter     Quarter    Quarter(1)  Quarter     Quarter     Quarter    Quarter
                                        -----------------------------------------------------------------------------------------
Segment sales to customers

Consumer                                 $1,639       1,571       1,587      1,731       1,683       1,612       1,585      1,618
Pharmaceutical                            2,092       2,162       2,098      2,210       1,944       1,934       1,918      1,900
Professional                              2,052       2,050       2,039      2,426       2,088       2,152       2,083      2,112
                                        -----------------------------------------------------------------------------------------
Total sales                               5,783       5,783       5,724      6,367       5,715       5,698       5,586      5,630
                                        =========================================================================================
Gross profit                              4,006       3,980       3,966      4,209       3,943       3,949       3,836      3,749
Earnings before provision
   for taxes on income                    1,434       1,371       1,317        147       1,302       1,294       1,197        783

Net earnings                              1,010       1,005         961         83         909         909         855        630
                                        =========================================================================================
Basic net earnings per share            $  0.75         .75         .71        .06         .68         .68         .64        .47
                                        =========================================================================================
Diluted net earnings per share          $  0.73         .74         .70        .06         .66         .67         .63        .45
                                        =========================================================================================

(1) 1998 results excluding Restructuring and In-Process Research & Development charges: Earnings before taxes $924; Net earnings $693; Basic EPS $.52 and Diluted EPS $.50.

Report of Management

The management of Johnson & Johnson is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based on our best judgments with due consideration given to materiality.

      Management maintains a system of internal accounting controls monitored by a corporate staff of professionally trained internal auditors who travel worldwide. This system is designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. While the Company is organized on the principle of decentralized management, appropriate control measures are also evidenced by well-defined organizational responsibilities, management selection, development and evaluation processes, communicative techniques, financial planning and reporting systems and formalized procedures.

      It has always been the policy and practice of the Company to conduct its affairs ethically and in a socially responsible manner. This responsibility is characterized and reflected in the Company's Credo and Policy on Business Conduct that are distributed throughout the Company. Management maintains a systematic program to ensure compliance with these policies.

      PricewaterhouseCoopers LLP, independent auditors, is engaged to audit our financial statements. Pricewaterhouse-Coopers LLP maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion in the report that follows.

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


/s/ Ralph S. Larsen                 /s/ Robert J. Darretta

Ralph S. Larsen                     Robert J. Darretta
Chairman, Board of Directors        Vice President, Finance
and Chief Executive Officer         and Chief Financial Officer

Independent Auditor's Report

To the Shareowners and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries at January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCooper LLP

New York, New York
January 25, 1999

Segments of Business(1)                       Johnson & Johnson and Subsidiaries

                                                                                  Sales to Customers(2)
                                                                             -----------------------------
(Dollars in Millions)                                                           1998       1997       1996
----------------------------------------------------------------------------------------------------------
Consumer-Domestic                                                            $ 3,325      3,240      3,166
       International                                                           3,201      3,258      3,198
                                                                             -----------------------------
       Total                                                                   6,526      6,498      6,364
                                                                             -----------------------------
Pharmaceutical-Domestic                                                        4,707      3,877      3,355
       International                                                           3,855      3,819      3,833
                                                                             -----------------------------
       Total                                                                   8,562      7,696      7,188
                                                                             -----------------------------
Professional-Domestic                                                          4,530      4,640      4,378
       International                                                           4,039      3,795      3,690
                                                                             -----------------------------
       Total                                                                   8,569      8,435      8,068
                                                                             -----------------------------
Worldwide total                                                              $23,657     22,629     21,620
                                                                             =============================

                                                   Operating Profit(3)             Identifiable Assets
                                            -----------------------------     ----------------------------
(Dollars in Millions)                          1998(5)    1997       1996       1998       1997       1996
----------------------------------------------------------------------------------------------------------
Consumer                                    $   414        551        346      4,645      4,745      4,874
Pharmaceutical                                3,016      2,567      2,441      6,441      5,919      5,581
Professional                                    941      1,543      1,406     12,856      7,773      7,505
                                            --------------------------------------------------------------
Segments total                                4,371      4,661      4,193     23,942     18,437     17,960
Expenses not allocated to segments(4)          (102)       (85)      (160)
General corporate                                                              2,269      3,016      2,050
                                            --------------------------------------------------------------
Worldwide total                             $ 4,269      4,576      4,033     26,211     21,453     20,010
                                            ==============================================================

                                                 Additions to Property,              Depreciation and
                                                   Plant & Equipment                   Amortization
                                            -----------------------------     ----------------------------
(Dollars in Millions)                          1998       1997       1996       1998       1997       1996
----------------------------------------------------------------------------------------------------------
Consumer                                    $   268        267        294        273        265        257
Pharmaceutical                                  515        460        445        313        267        265
Professional                                    627        573        594        629        495        446
                                            --------------------------------------------------------------
Segments total                                1,410      1,300      1,333      1,215      1,027        968
General corporate                                50         91         40         31         40         41
                                            --------------------------------------------------------------
Worldwide total                             $ 1,460      1,391      1,373      1,246      1,067      1,009
                                            ==============================================================

Geographic Areas (2)

                                                 Sales to Customers(2)             Long-Lived Assets(3)
                                            -----------------------------     ----------------------------
(Dollars in Millions)                          1998       1997       1996       1998       1997       1996
----------------------------------------------------------------------------------------------------------
United States                               $12,562     11,757     10,899      8,284      5,623      5,200
Europe                                        6,317      5,942      6,151      4,072      2,357      2,452
Western Hemisphere excluding U.S.             2,090      2,034      1,914        429        457        441
Asia-Pacific, Africa                          2,688      2,896      2,656        402        384        435
                                            --------------------------------------------------------------
Segments total                               23,657     22,629     21,620     13,187      8,821      8,528
General corporate                                                                262        250        230
Other non long-lived assets                                                   12,762     12,382     11,252
                                            --------------------------------------------------------------
Worldwide total                             $23,657     22,629     21,620     26,211     21,453     20,010
                                            ==============================================================

(1) See Management's Discussion and Analysis, pages 27 to 30, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer or country represents 10% or more of total sales.

(3) Prior years restated to conform to 1998 presentation according to SFAS No. 131.

(4) Amounts not allocated to segments include interest income/expense, minority interests and general corporate income and expense.

(5) 1998 results excluding Restructuring and In-Process Research and Development charges: Consumer $658, Pharmaceutical $3,081 and Professional $1,409.

      See Note 15 for details of Restructuring and IPR&D charges by segment. Geographic Areas(2)

Summary of Operations and
Statistical Data 1988-1998                    Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures)               1998         1997      1996      1995      1994      1993
----------------------------------------------------------------------------------------------------------------------
Sales to customers - Domestic                            $ 12,562       11,757    10,899     9,190     7,812     7,203
Sales to customers - International                         11,095       10,872    10,721     9,652     7,922     6,935
                                                         -------------------------------------------------------------
Total sales                                                23,657       22,629    21,620    18,842    15,734    14,138
                                                         =============================================================
Cost of products sold                                       7,496        7,152     7,018     6,235     5,299     4,791
Selling, marketing and administrative expenses              8,907        8,715     8,394     7,462     6,350     5,771
Research expense                                            2,269        2,140     1,905     1,634     1,278     1,182
Purchased in-process research and development                 164           --        --        --        --        --
Interest income                                              (262)        (203)     (139)     (115)      (60)      (80)
Interest expense, net of portion capitalized                  110          120       125       143       142       126
Other expense (income), net                                   151          129       284       166        44        16
Restructuring charge                                          553           --        --        --        --        --
                                                         -------------------------------------------------------------
                                                           19,388       18,053    17,587    15,525    13,053    11,806
                                                         -------------------------------------------------------------
Earnings before provision for taxes on income               4,269        4,576     4,033     3,317     2,681     2,332
Provision for taxes on income                               1,210        1,273     1,146       914       675       545
                                                         -------------------------------------------------------------
Earnings before cumulative effect of accounting changes     3,059        3,303     2,887     2,403     2,006     1,787
Cumulative effect of accounting changes (net of tax)           --           --        --        --        --        --
                                                         -------------------------------------------------------------
Net earnings                                             $  3,059        3,303     2,887     2,403     2,006     1,787
                                                         =============================================================
Percent of sales to customers                                12.9(3)      14.6      13.4      12.8      12.7      12.6
Basic net earnings per share of common stock*            $   2.27(3)      2.47      2.17      1.86      1.56      1.37
                                                         =============================================================
Diluted net earnings per share of common stock*          $   2.23(3)      2.41      2.12      1.82      1.55      1.36
                                                         =============================================================
Percent return on average shareowners' equity                23.6(3)      28.5      29.0      29.7      31.6      33.3
                                                         =============================================================
Percent increase (decrease) over previous year:

Sales to customers                                            4.5          4.7      14.7      19.8      11.3       2.8
Basic net earnings per share                                 (8.1)(3)     13.8      16.7      19.2      13.9      75.6(1)
                                                         =============================================================
Diluted net earnings per share                               (7.5)(3)     13.7      16.5      17.4      14.0      76.6(1)
Supplementary expense data:                              =============================================================
Cost of materials and services(5)                        $ 11,580       11,484    11,204     9,852     7,952     7,033
Total employment costs                                      5,659        5,387     5,275     4,707     4,282     4,066
Depreciation and amortization                               1,246        1,067     1,009       857       724       617
Maintenance and repairs(6)                                    294          265       281       252       217       202
Total tax expense(7)                                        1,845        1,843     1,699     1,433     1,142       968
Total tax expense per share(7)*                              1.37         1.38      1.27      1.11       .89       .74
                                                         =============================================================
Supplementary balance sheet data:
Property, plant and equipment, net                       $  6,240        5,810     5,651     5,196     4,910     4,406
Additions to property, plant and equipment                  1,460        1,391     1,373     1,256       937       975
Total assets                                               26,211       21,453    20,010    17,873    15,668    12,242
Long-term debt                                              1,269        1,126     1,410     2,107     2,199     1,493
                                                         =============================================================
Common stock information:*
Dividends paid per share                                 $    .97          .85      .735       .64      .565      .505
Shareowners' equity per share                            $  10.11         9.19      8.13      6.98      5.54      4.33
Market price per share (year-end close)                  $ 83 7/8       64 7/8    50 1/2    42 3/4    27 3/8    22 3/8
Average shares outstanding (millions) - basic             1,344.8      1,336.0   1,332.6   1,291.9   1,286.1   1,303.5
                                      - diluted           1,371.6      1,369.9   1,359.4   1,317.4   1,297.2   1,315.1

Shareowners of record (thousands)                           165.9        156.8     138.5     113.5     104.7      96.1
                                                         =============================================================
Employees (thousands)                                        93.1         90.5      89.3      82.3      81.5      81.6
                                                         =============================================================

(Dollars in Millions Except Per Share Figures)              1992         1991         1990        1989     1988
---------------------------------------------------------------------------------------------------------------
Sales to customers - Domestic                              6,903        6,248        5,427       4,881    4,576
Sales to customers - International                         6,850        6,199        5,805       4,876    4,424
                                                         ------------------------------------------------------
Total sales                                               13,753       12,447       11,232       9,757    9,000
                                                         ======================================================
Cost of products sold                                      4,678        4,204        3,937       3,480    3,292
Selling, marketing and administrative expenses             5,671        5,099        4,469       3,897    3,630
Research expense                                           1,127          980          834         719      674
Purchased in-process research and development                 --           --           --          --       --
Interest income                                              (93)         (88)         (98)        (87)     (72)
Interest expense, net of portion capitalized                 124          129          201(4)      141      104
Other expense (income), net                                   39           85          266(4)       93      (24)
Restructuring charge                                          --           --           --          --       --
                                                         ------------------------------------------------------
                                                          11,546       10,409        9,609       8,243    7,604
                                                         ------------------------------------------------------
Earnings before provision for taxes on income              2,207        2,038        1,623       1,514    1,396
Provision for taxes on income                                582          577          480         432      422
                                                         ------------------------------------------------------
Earnings before cumulative effect of accounting changes    1,625        1,461        1,143       1,082      974
Cumulative effect of accounting changes (net of tax)        (595)          --           --          --       --
                                                         ------------------------------------------------------
Net earnings                                               1,030        1,461        1,143       1,082      974
                                                         ======================================================
Percent of sales to customers                                7.5(1)      11.7         10.2(2)     11.1     10.8
Basic net earnings per share of common stock*                .78         1.10          .86         .81      .71
                                                         ======================================================
Diluted net earnings per share of common stock*              .77         1.08          .85         .80      .70
                                                         ======================================================
Percent return on average shareowners' equity               19.1(1)      27.8         25.3(2)     28.3     27.9
                                                         ======================================================
Percent increase (decrease) over previous year:

Sales to customers                                          10.5         10.8         15.1         8.4     12.3
Basic net earnings per share                               (29.1)(1)     27.9(2)       6.2(2)     14.1     18.2
                                                         ======================================================
Diluted net earnings per share                             (28.7)(1)     27.1(2)       6.3(2)     14.3     18.6
                                                         ======================================================
Supplementary expense data:
Cost of materials and services(5)                          6,857        6,329        5,728       4,908    4,528
Total employment costs                                     4,044        3,507        3,195       2,871    2,639
Depreciation and amortization                                560          493          474         414      391
Maintenance and repairs(6)                                   210          203          185         193      191
Total tax expense(7)                                       1,000          966          825         708      678
Total tax expense per share(7)*                              .76          .73          .62         .53      .50
                                                         ======================================================
Supplementary balance sheet data:
Property, plant and equipment, net                         4,115        3,667        3,247       2,846    2,493
Additions to property, plant and equipment                 1,103          987          830         750      664
Total assets                                              11,884       10,513        9,506       7,919    7,119
Long-term debt                                             1,365        1,301        1,316       1,170    1,166
                                                         ======================================================
Common stock information:*
Dividends paid per share                                    .445         .385          .33         .28      .24
Shareowners' equity per share                               3.94         4.22         3.68        3.11     2.63
Market price per share (year-end close)                   25 1/4       28 5/8       17 7/8      14 7/8   10 5/8
Average shares outstanding (millions) - basic            1,318.9      1,332.3      1,332.2     1,332.5  1,362.4
                                      - diluted          1,336.9      1,353.2      1,349.7     1,350.8  1,379.6
Shareowners of record (thousands)                           84.1         69.9         64.6        60.5     54.5
                                                         ======================================================
Employees (thousands)                                       84.9         82.7         82.2        83.1     81.3
                                                         ======================================================

* Adjusted to reflect the 1996 two-for-one stock split.

(1) Excluding the cumulative effect of accounting changes of $595 million.-1992 earnings percent of sales to customers before accounting changes is 11.8%. -1992 earnings percent return on average shareowners' equity before accounting changes is 28.5%. -1993 basic net earnings per share percent increase over prior year before accounting change is 11.4%; 1992 is 12.3%.

(2) Excluding Latin America non-recurring charges of $125 million. -1990 net earnings percent of sales to customers before non-recurring charges is 11.3%.-1990 percent return on average shareowners' equity before non-recurring charges is 27.6%. -1991 basic net earnings per share percent increase over prior year before non-recurring charges is 15.3%; 1990 is 17.3%.

(3) Excluding Restructuring and In-Process Research and Development charges of $610 million. -1998 earnings percent of sales to customers before special charges is 15.5%. -1998 basic net earnings per share before special charges of $2.73. -1998 diluted net earnings per share before special charges is $2.67. -1998 percent return on average shareowners' equity before special charges is 27.6%. -1998 basic net earnings per share increase over prior year before special charges is 10.5%. -1998 diluted net earnings per share increase over prior year before special charges is 10.8%. - 1998 cost of products sold includes $60 million of inventory write-offs for restructuring.

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


46