Form 10-K405, Exhibit 13
period 2000-01-02
JOHNSON & JOHNSON
filed 2000-03-31
CIK 200406

                                                                      EXHIBIT 13

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

OVERVIEW

     Worldwide sales in 1999 were a record $27.5 billion, an increase of 14.5% and marked the 67th consecutive year of positive sales growth. The Company achieved sales growth of 16.4% on an operational basis before the effect of the stronger U.S. dollar that depressed sales growth by 1.9%.

     During 1999, the Company completed its merger with Centocor, Inc., which was accounted for by the pooling-of-interests method of accounting. As a result, this Annual Report reflects the combination of financial information for all periods. For detailed discussion of acquisitions, see Note 17.

     Reported net earnings increased by 38.8% to $4.2 billion. Prior to the effect of special charges for both 1999 and 1998, net earnings increased by 13.8%. For detailed discussions on special charges, see Note 14 and Note 17.

     In 1999, $2.6 billion or 9.5% of sales was invested in research and development. This investment, the highest in the Company's history, reflects the Company's continued commitment to achieving significant advances in health care through the discovery and development of innovative, knowledge-based, cost effective products that prolong and enhance the quality of life.

     Cash generated from operations in 1999 was $5.68 billion and served as the primary source of funding to finance the capital investments of $1.73 billion, dividend distribution of $1.48 billion and the purchase of treasury stock of $0.84 billion for employee benefit plans. Cash dividends paid to shareowners in 1999 increased by 13.3% over 1998 and represented the 37th consecutive year of dividend increases.

     Total equity market capitalization at year-end 1999 was $129.6 billion or an increase of 11.2% over 1998 while the percentage return on average shareowners' equity was 27.5% in 1999.

     The worldwide health care market continues to be transformed as customers have become more knowledgeable and demand even greater value. Simultaneously, the marketplace has become increasingly more competitive. The Company believes that it is well positioned to meet these challenges by providing innovative products as demonstrated by the Company's commitment to research and development. In addition, dedicated employees along with strong Credo values and a decentralized management structure enable the Company to provide its customers with value-creating, innovative products and services.

SALES AND EARNINGS

     In 1999, worldwide sales increased 14.5% to $27.5 billion compared to increases of 5.1% in 1998 and 4.9% in 1997. Excluding the impact of foreign currencies, worldwide sales increased 16.4% in 1999, 7.6% in 1998 and 8.9% in 1997. The strong performance of products introduced in the past few years and the continued expansion of base businesses resulted in the sales increase in 1999. Additionally, the full year impact of the DePuy acquisition contributed to this sales growth.

                     SALES TO CUSTOMERS
                     Millions of Dollars
[SALES TO CUSTOMERS BAR GRAPH]

                                                                          DOMESTIC                        INTERNATIONAL
                                                                          --------                        -------------
90                                                                         5485.00                            5812.00
                                                                           6293.00                            6207.00
                                                                           7011.00                            6868.00
                                                                           7270.00                            6944.00
                                                                           7871.00                            7930.00
                                                                           9225.00                            9696.00
                                                                          10986.00                           10769.00
                                                                          11895.00                           10935.00
                                                                          12848.00                           11147.00
99                                                                        15385.00                           12086.00

     Worldwide net earnings for 1999 were $4.2 billion, reflecting a 38.8% increase over 1998. Worldwide net earnings per share for 1999 equaled $2.94 per share, an increase of 38.7% from the $2.12 net earnings per share in 1998. Excluding the impact of special charges, both worldwide net earnings and net earnings per share increased 13.8% over 1998. The special charges included costs associated with the Centocor merger in 1999 and the reconfiguration of the worldwide manufacturing network and in-process research and development (IPR&D) charges in 1998.

     Worldwide net earnings for 1998 including the impact of the Restructuring and IPR&D charges were $3.0 billion, reflecting a 9.3% decrease from 1997. Worldwide net earnings per share for 1998 equaled $2.12 per share, a decrease of 9.4% from the $2.34 net earnings per share in 1997.

     Excluding the impact of the Restructuring and IPR&D charges, worldwide net earnings for 1998 were $3.7 billion, reflecting an 11.7% increase over 1997. Excluding the impact of these charges, worldwide net earnings per share for 1998 equaled $2.61 per share, an increase of 11.5% over the $2.34 net earnings per share in 1997.

     Worldwide net earnings for 1997 were $3.31 billion, or net earnings per share of $2.34, representing an increase over 1996 of 14.9% and 14.1%, respectively.

     Average diluted shares of common stock outstanding were 1.42 billion in 1999, 1998 and 1997.

                     NET EARNINGS
                     Millions of Dollars
[NET EARNINGS BAR GRAPH]

                                                                             NET EARNINGS
                                                                             ------------
90                                                                              1055.00
91                                                                              1332.00
92                                                                               904.00
93                                                                              1740.00
94                                                                              1923.00
95                                                                              2367.00
96                                                                              2882.00
97                                                                              3311.00
98                                                                              3003.00
98*                                                                             3700.00
99                                                                              4167.00

                     *1998 results excluding Restructuring and In-Process Research and Development charges

     Sales by domestic companies were $15.39 billion in 1999, $12.85 billion in 1998 and $11.90 billion in 1997. This represents an increase of 19.7% in 1999, 8.0% in 1998 and 8.3% in 1997.

     Sales by international companies were $12.09 billion in 1999, $11.15 billion in 1998 and $10.93 billion in 1997. This represents an increase of 8.4% in 1999, 1.9% in 1998 and 1.5% in 1997. Excluding the impact of the foreign currency fluctuations over the past three years, international company sales increased 12.4% in 1999, 7.1% in 1998 and 9.6% in 1997.

     All geographic areas throughout the world posted solid operational gains during 1999. Excluding the effect of exchange rate fluctuations of the U.S. dollar on foreign currencies, sales increased 10.1% in Europe, 12.3% in the Western Hemisphere (excluding the U.S.) and 18.6% in the Asia-Pacific, Africa regions.

     The Company achieved an annual compound growth rate of 10.8% for worldwide sales for the 10 year period since 1989 with domestic sales growing at a rate of 12.1% and international sales growing at a rate of 9.5%. Worldwide net earnings achieved a 10 year annual growth rate of 14.4%, while earnings per share grew at a rate of 14.0%. For the last five years, the annual compound growth rate for sales was 11.7%. The annual compound growth rate for net earnings was 16.7% and the annual compound growth rate for earnings per share was 15.2%.

COMMON STOCK MARKET PRICES

     The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The approximate number of shareowners of record at year-end 1999 was 169,384. The composite market price ranges for Johnson & Johnson common stock during 1999 and 1998 were:

                                                                  1999                1998
                                                              -------------       -------------
                                                              HIGH      LOW       HIGH      LOW
                                                              ----      ---       ----      ---
First quarter...........................................      $ 94      77         76 1/2   63 3/8
Second quarter..........................................       103      87 13/16   77 7/8   67
Third quarter...........................................       105 7/8  90         80 3/4   68 1/4
Fourth quarter..........................................       106 7/8  90 1/8     89 3/4   72 5/8
Year-end close..........................................             93 1/4              83 7/8

CASH DIVIDENDS PAID

     The Company increased its dividends in 1999 for the 37th consecutive year. Cash dividends paid were $1.09 per share in 1999 compared with dividends of $.97 per share in 1998 and $.85 per share in 1997. The dividends were distributed as follows:

                                                              1999     1998    1997
                                                              -----    ----    ----
First quarter...............................................  $ .25    .22     .19
Second quarter..............................................    .28    .25     .22
Third quarter...............................................    .28    .25     .22
Fourth quarter..............................................    .28    .25     .22
                                                              -----    ---     ---
Total.......................................................  $1.09    .97     .85
                                                              =====    ===     ===

     On January 3, 2000, the Board of Directors declared a regular cash dividend of $.28 per share, paid on March 7, 2000 to shareowners of record on February 15, 2000.

     The Company expects to continue the practice of paying regular cash dividends.

COSTS AND EXPENSES

     Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities, excluding the special charges of IPR&D, were as follows:

                                                              1999     1998     1997
                                                             ------    -----    -----
                                                              (MILLIONS OF DOLLARS)
Research expense...........................................  $2,600    2,336    2,209
Percent increase over prior year...........................    11.3%     5.7%    12.6%
Percent of sales...........................................     9.5      9.7      9.7

     Research expense as a percent of sales for the Pharmaceutical segment was 15.0% for 1999, 15.9% for 1998 and 17.1% for 1997 while averaging 6.0%, 6.1% and
5.7% in the other two segments.

                 RESEARCH EXPENSES
                 Millions of Dollars
[RESEARCH EXPENSE BAR GRAPH]

                                                                           RESEARCH EXPENSE
                                                                           ----------------
90                                                                               880.00
                                                                                1052.00
                                                                                1233.00
                                                                                1248.00
                                                                                1348.00
                                                                                1700.00
                                                                                1962.00
                                                                                2209.00
                                                                                2336.00
99                                                                              2600.00

     Advertising expenses, which are comprised of television, radio, print media as well as Internet advertising, were $1.39 billion in 1999, $1.19 billion in 1998 and $1.26 in 1997. Additionally, significant expenditures were incurred for promotional activities such as couponing and performance allowances.

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

     The worldwide effective income tax rate was 27.6% in 1999, 28.2% in 1998 and 27.8% in 1997. The reduction in the 1999 worldwide effective tax rate as compared to 1998 is primarily due to the Company's non-deductible IPR&D charge taken in connection with the acquisition of DePuy in 1998. Refer to Note 8 for additional information.

DISTRIBUTION OF SALES REVENUES

     The distribution of sales revenues for 1999, 1998 and 1997 were:

                                                              1999    1998    1997
                                                              ----    ----    ----
Employment costs............................................  23.1%   24.0%   23.9%
Costs of materials and services.............................  50.1    48.9    50.8
Depreciation and amortization of property and intangibles...   5.3     5.4     4.7
Taxes other than payroll....................................   6.3     6.3     6.1
Earnings reinvested in business.............................   9.8     7.1     9.5
Cash dividends paid.........................................   5.4     5.4     5.0
Restructuring/IPR&D.........................................    --     2.9      --

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $3.88 billion at the end of 1999 as compared with $2.78 billion at the end of 1998.

     Total unused credit available to the Company approximates $3.0 billion, including $1.2 billion of credit commitments with various banks worldwide, $800 million of which expire on September 29, 2000 and $400 million on October 6, 2004.

     The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.59 billion of unsecured debt securities, and warrants to purchase debt securities, under its medium term note
(MTN) program. In 1999, the Company issued a total of $500 million notes from the shelf registration: $200 million of 6.625% notes due 2009 and $300 million of 6.95% notes due 2029. At January 2, 2000, the Company had $1.79 billion remaining on its shelf registration.

     In addition to the notes issued under the shelf registration, the Company issued $250 million, 6.0% Eurodollar notes due in 2001. A summary of borrowings can be found in Note 6.

     Total borrowings at the end of 1999 and 1998 were $4.26 billion and $4.48 billion, respectively. In 1999 and 1998, net debt (debt net of cash and current marketable securities) was 2.3% and 10.8%, respectively of net capital (shareowners' equity and net debt). Total debt represented 20.8% of total capital (shareowners' equity and total debt) in 1999 and 24.2% of total capital in 1998. Shareowners' equity per share at the end of 1999 was $11.67 compared with $10.13 at year-end 1998, an increase of 15.2%. For the period ended January 2, 2000, there were no material cash commitments.

FINANCIAL INSTRUMENTS

     The Company uses financial instruments to manage the impact of interest rate and foreign exchange rate changes on earnings and cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from January 2, 2000 market rates would increase the unrealized value of the Company's forward contracts by $271 million. Conversely, a 10% depreciation of the U.S. Dollar from January 2, 2000 market rates would decrease the unrealized value of the Company's forward contracts by $251 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future earnings and cash flows.

     The Company enters into interest rate and currency swap contracts to manage the Company's exposure to interest rate changes and hedge foreign currency denominated debt. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments would be immaterial.

     The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote.

CHANGING PRICES AND INFLATION

     Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers, and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1980-1999, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period.

     Inflation rates, even though moderate in many parts of the world during 1999, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

YEAR 2000

     The "Year 2000" issue relates to potential problems resulting from a practice by computer programmers. For some time, calendar years had frequently been represented in computer programs by their last two digits. Thus, "1998" would be rendered "98." The logic of the programs frequently assumed that the first two digits of a year given in this format are "19." It was unclear what would happen with respect to such computer programs upon the change in calendar year from 1999 to 2000. The program or device might interpret "00" as "2000," "1900," an error, or some other input. In such a case, the computer program or device might cease to function, function improperly, provide an erroneous result or act in some unpredictable manner.

     The Company has had a program in place since the fourth quarter of 1996 to address Year 2000 issues in critical business areas related to its products, information management systems, non-information systems with embedded technology, suppliers and customers. A report on the progress of this program was provided to the Audit Committee of the Company's Board of Directors. The Company completed its review of its critical auto-mated information systems and the related remediation of these systems prior to December 31, 1999.

     The Company also reviewed and adjusted, where necessary, its other automated systems prior to December 31, 1999. The Company had a plan for assessment and testing of all of its products and determined that all current products offered for sale on and after January 1, 2000 are Year 2000 ready.

     The Company engaged additional outside consultants to examine selected critical areas in certain of its major franchises. In addition, during 1999, these consultants assessed critical sites worldwide to evaluate our programs, processes and progress and to identify any remaining areas of effort required to achieve compliance.

     The total costs of addressing the Company's Year 2000 readiness issues were not material to the Company's financial condition or results of operations. Since initiation of its program in 1996, the Company expensed $210 million, on a worldwide basis, in internal and external costs on a pre-tax basis to address its Year 2000 readiness issues. These expenditures include information system replacement and embedded technology upgrade costs of $120 million, supplier and customer compliance costs of $16 million and all other costs of $74 million. The Company currently estimates that the total of such costs for addressing its internal Year 2000 readiness, on a worldwide basis, will not be materially more than the amounts currently expended. These costs have been expensed as they were incurred and have been funded through operating cash flows. No projects material to the financial condition or results of operations of the Company were deferred or delayed as a result of this project.

     The ability of the Company to implement and effect its Year 2000 readiness program and the related costs or the costs of non-implementation, cannot be precisely determined at this time. The Company's automated systems (both information technology and non-information systems) are generally complex but are decentralized.

     Although a failure to complete remediation of one system may adversely affect other systems, the Company does not currently believe that such effects are likely. If, however, a significant number of such failures should occur, some of such systems might be rendered inoperable and would require manual back-up methods or other alternatives, where available. In such a case, the speed of processing business transactions, manufacturing and otherwise conducting business would likely decrease significantly and the cost of such activities would increase, if they could be carried on at all. This situation could have a material adverse effect on the financial condition and results of operations of the business.

     The Company has highly integrated relationships with certain of its suppliers and customers. These include among others: providers of energy, telecommunications, raw materials and components, financial institutions, managed care organizations and large retail establishments. The Company reviewed with its critical suppliers and major customers the status of their Year 2000 readiness. The Company has requested assurances of Year 2000 readiness from such suppliers. However, many critical suppliers have either declined to provide the requested assurances or have limited the scope of assurances to which they are willing to commit. The Company has completed its plan for monitoring of critical suppliers.

     The Company contacted major customers to assess their readiness to deal with Year 2000 issues. If a significant number of such suppliers and customers were to experience business disruptions as a result of their lack of Year 2000 readiness, their problems could have a material adverse effect on the financial position and results of operations of the Company. This analysis of potential exposures includes both the domestic and international operations of the Company. During the period from December 31, 1999 through January 31,

2000 the Company did not experience any Year 2000 issues with critical suppliers or major customers that had a material adverse effect on the business or operations of the Company.

     The Company believes that its most reasonably likely "worst case scenario" would occur if a significant number of its key suppliers or customers were not fully Year 2000 functional, in which case the Company estimates that up to a 10 business day disruption in business operations could occur. In order to address this situation, the Company has formulated contingency plans intended to deal with the impact on the Company of Year 2000 problems that may be experienced by such critical suppliers and major customers.

     With respect to critical suppliers, these plans may include, among others, arranging availability of substitute sources of utilities, closely managing appropriate levels of inventory and identifying alternate sources of supply of raw materials. The Company is also alerting customers to their need to address these problems, but the Company has few alternatives available, other than reversion to manual methods, for avoiding or mitigating the effects of lack of Year 2000 readiness by major customers. In any event, even where the Company has contingency plans, there can be no assurance that such plans will address all the problems that may arise, or that such plans, even if implemented, will be successful.

     Notwithstanding the foregoing, the Company has no reason to believe that its exposure to the risks of supplier and customer Year 2000 readiness is any greater than the exposure to such risk that affects its competitors generally. Further, the Company believes that its programs for Year 2000 readiness will significantly improve its ability to deal with its own Year 2000 readiness issues and those of suppliers and customers over what would have occurred in the absence of such a program. That does not, however, guarantee that some material adverse effects will not occur.

     During the period from December 31, 1999 through January 31, 2000, the Company's worldwide operations continued to function in the ordinary course in all material respects. There were no material business interruptions or material problems with the Company's products related to Year 2000 readiness and no material customer or supplier issues arising from Year 2000 readiness issues were noted.

     The descriptions of Year 2000 issues set forth in this section are subject to the qualifications set forth herein under the heading "Cautionary Factors that May Affect Future Results."

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This standard was amended by Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and changed the effective date for SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative instrument will generally be offset by changes in the hedged item's fair value. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability or forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be recognized in earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

     The Company will adopt SFAS 133 in the first quarter of 2001 and does not expect it to have a material effect on the Company's results of operations, cash flows or financial position.

SEGMENTS OF BUSINESS

     Financial information for the Company's three worldwide business segments is summarized below. See Note 12 for additional information on segments of business.

                  SALES BY SEGMENT OF BUSINESS
                  Millions of Dollars
[SALES BY SEGMENT BAR GRAPH]

                                              CONSUMER            PHARMACEUTICAL          PROFESSIONAL
                                              --------            --------------          ------------
97                                             28.50                  34.60                  36.90                 22,830.00
98                                             27.20                  37.10                  35.70                 23,995.00
99                                             25.00                  38.90                  36.10                 27,471.00

SALES

                                                                                  INCREASE
                                                                              -----------------
                                                          1999       1998     AMOUNT    PERCENT
                                                         -------    ------    ------    -------
                                                                 (MILLIONS OF DOLLARS)
Consumer...............................................  $ 6,864     6,526      338       5.2%
Pharmaceutical.........................................   10,694     8,900    1,794      20.2
Professional...........................................    9,913     8,569    1,344      15.7
                                                         -------    ------    -----
Worldwide total........................................  $27,471    23,995    3,476      14.5%
                                                         =======    ======    =====

                  OPERATING PROFIT BY SEGMENT OF BUSINESS
                  Millions of Dollars
[OPERATING PROFIT BY SEGMENTS BAR GRAPH]

                                              CONSUMER            PHARMACEUTICAL          PROFESSIONAL
                                              --------            --------------          ------------
97                                             11.80                   55.10                  33.10                4,666.00
98*                                             9.70                   68.40                  21.90                4,288.00
99                                             11.60                   60.80                  27.60                5,910.00

                  *1998 results including Restructuring and In-Process Research and Development charges. Excluding these charges, operating profit by segment of business was: Consumer 12.7%, Pharmaceutical 60.2%, and Professional 27.1%

OPERATING PROFIT

                                                                                      PERCENT
                                                                                      OF SALES
                                                                                    ------------
                                                     1999(1)    1998     1998(2)    1999    1998
                                                     -------    -----    -------    ----    ----
                                                                (MILLIONS OF DOLLARS)
Consumer...........................................  $  683       414       658     10.0%    6.3%
Pharmaceutical.....................................   3,595     2,933     3,132     33.6    33.0
Professional.......................................   1,632       941     1,409     16.5    11.0
                                                     ------     -----     -----
Worldwide total....................................   5,910     4,288     5,199     21.5    17.9
Expenses not allocated to segments.................    (157)     (106)     (106)
                                                     ------     -----     -----
Earnings before taxes on income....................  $5,753     4,182     5,093     20.9%   17.4%
                                                     ======     =====     =====

---------------
(1) 1999 results include special charges related to the Centocor merger. Excluding these charges, operating profit as a percent of sales for the Pharmaceutical segment was 34.1%.

(2) 1998 results excluding Restructuring and In-Process Research and Development charges. Excluding these charges, operating profit as a percentage of sales by segment was: Consumer 10.1%, Pharmaceutical 35.2% and Professional 16.4%.

CONSUMER

     The Consumer segment's principal products are personal care and hygienic products, including nonprescription drugs, adult skin and hair care products, baby care products, oral care products, first aid products and sanitary protection products. Major brands include AVEENO skin care products; BAND-AID Brand Adhesive Bandages; BENECOL; CAREFREE Panty Shields; CLEAN & CLEAR teen skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; JOHNSON'S pH5.5 skin and hair care products; MONISTAT, a remedy for vaginal yeast infections; adult and children's MOTRIN IB analgesic products; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson -- Merck Consumer Pharmaceuticals Co.; NEUTROGENA skin and hair care products; o.b. Tampons; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; STAYFREE sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

     Consumer segment sales in 1999 were $6.86 billion, an increase of 5.2% over 1998. Domestic sales increased by 10.4% while international sales declined by
 .2%. International sales gains in local currency of 7.0% were offset by a negative currency impact of 7.2%. Consumer sales were led by continued strength in the skin care franchise that includes the NEUTROGENA, RoC, and CLEAN & CLEAR product lines, as well as strong performances from the adult and children's TYLENOL line of analgesic products.

     During 1999, the Company launched various products that included BENECOL, the dietary ingredient stanol ester that aids in the reduction of cholesterol and also completed the acquisition of the AVEENO brand products.

     Consumer segment sales in 1998 were $6.53 billion, an increase of .4% over 1997. Sales by domestic companies accounted for 51.0% of the total segment, while international companies accounted for 49.0%. During 1998, the Company announced the signing of a definitive agreement to acquire the dermatological skin care business of S.C. Johnson & Son, Inc., including the AVEENO brand specialty soaps, bath, anti-itch and moisturizing cream and lotion products.

     The 1998 special pre-tax charge for the Consumer segment was $244 million. See Note 14 for detailed discussion on the Restructuring charges.

     Consumer segment sales in 1997 were $6.50 billion, an increase of 2.1% over 1996. Sales by domestic companies accounted for 49.9% of the total segment, while international companies accounted for 50.1%. During 1997, the Company announced a licensing agreement with Raisio Group in Finland for the North American marketing rights (as well as a letter of intent for the worldwide marketing rights) to a dietary ingredient, stanol ester, which is patented for use in reducing cholesterol. The Company also established an alliance with Takeda Chemical Industries in Japan for the sale and distribution of OTC products beginning with several forms of TYLENOL brand acetaminophen products.

PHARMACEUTICAL

     The Pharmaceutical segment's principal worldwide franchises are in the antifungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and psychotropic fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public.

     Prescription drugs in the antifungal field include NIZORAL (ketoconazole), SPORANOX (itraconazole), TERAZOL (terconazole) and DAKTARIN (miconazole nitrate) antifungal products.

     Prescription drugs in the anti-infective field include FLOXIN (ofloxacin) and LEVAQUIN (levofloxacin).

     Prescription drugs in the cardiovascular field include RETAVASE (reteplase), a recombinant biologic cardiology care product for the treatment of acute myocardial infarction to improve blood flow to the heart and REOPRO (abciximab) for the treatment of acute cardiac disease.

     Prescription drugs in the contraceptive field include ORTHO-NOVUM (norethindrone/ethinyl estradiol) and TRICILEST (norgestimate/ethinyl estradiol, sold in the U.S. as ORTHO TRI-CYCLEN) group of oral contraceptives.

     Prescription drugs in the dermatology field include RETIN-A MICRO (tretinoin), a dermatological cream for acne.

     Prescription drugs in the gastrointestinal field include ACIPHEX (rabeprazole sodium), a proton pump inhibitor for treating erosive gastroesophageal reflux disease (GERD) and duodenal ulcers; IMODIUM (loperamide
HCl), an antidiarrheal; MOTILIUM (domperidone), a gastrointestinal mobilizer; PREPULSID (cisapride, sold in the U.S. as PROPULSID), a gastrointestinal prokinetic; and REMICADE (infliximab), a novel monoclonal antibody for treatment of certain Crohn's disease patients.

     Prescription drugs in the hematology field include EPREX (Epoetin alfa, sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production.

     Prescription drugs in the immunology field include ORTHOCLONE OKT-3 (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants.

     Prescription drugs in the neurology field include TOPAMAX (topiramate) and STUGERON (cinnarizine).

     Prescription drugs in the oncology field include ERGAMISOL (levamisole hydrochloride), a colon cancer drug and LEUSTATIN (cladribine), for hairy cell leukemia.

     Prescription drugs in the psychotropics field include RISPERDAL (risperidone), an antipsychotic drug and HALDOL (haloperidol).

     Prescription drugs in the pain management field include DURAGESIC (fentanyl transdermal system, sold abroad as DUROGESIC), a transdermal patch for chronic pain; and ULTRAM (tramadol hydrochloride), an analgesic for moderate to moderately severe pain.

     On January 24, 2000, the U.S. prescribing information for PROPULSID (cisapride) tablets and suspension, a medication for the treatment of symptoms of nighttime heartburn in adults with gastroesophageal reflux disease (GERD), was revised to include more comprehensive directions to ensure appropriate use. The primary revisions to the prescribing information included a requirement for physicians to conduct certain tests to identify patients who are not appropriate candidates for PROPULSID therapy. Included also are new contraindicated medications such as the class of protease inhibitors, which are used to treat AIDS, and new contraindicated medical conditions, such as severe dehydration.

     Johnson & Johnson markets over 100 prescription drugs around the world, with 40.0% of the sales generated outside the United States. Thirty-three drugs sold by the Company had 1999 sales in excess of $50 million, with 20 of them in excess of $100 million.

     Pharmaceutical segment sales in 1999 were $10.69 billion, an increase of 20.2% over 1998 including 28.6% growth in domestic sales. International sales increased 9.4% as sales gains in local currency of 13.5% were offset by a negative currency impact of 4.1%. Worldwide growth reflects the strong performance of PROCRIT, RISPERDAL, DURAGESIC, LEVAQUIN, and the oral contraceptive line of products. During the fourth quarter, the Company received approval from the FDA for ORTHO-PREFEST (17(beta)-estradiol/norgestimate) for hormone replacement therapy and an additional indication for REMICADE for the treatment of rheumatoid arthritis.

     Pharmaceutical segment sales in 1998 were $8.90 billion, an increase of 12.7% over 1997 including 24.3% growth in domestic sales. International sales increased .6% as sales gains in local currency of 5.4% were offset by a negative currency impact of 4.8%. Worldwide growth reflects the strong performance of RISPERDAL, PROCRIT, DURAGESIC, LEVAQUIN, and the oral contraceptive line of products. At year-end 1998, the Company received approval from the FDA for LEVAQUIN (levofloxacin) for the indication of uncomplicated urinary tract infection. Additionally, the Company completed the acquisition of the U.S. and Canadian product rights for RETAVASE (reteplase), an acute-care cardiovascular drug, from Roche Healthcare. RETAVASE is a product administered for the treatment of acute myocardial infarction (heart attack) to improve blood flow to the heart.

     The 1998 special pre-tax charge for the Pharmaceutical segment was $65 million. See Note 14 for detailed discussion on the Restructuring and IPR&D charges.

     Pharmaceutical segment sales in 1997 were $7.90 billion, an increase of 7.8% over 1996. This growth reflects the strong performance of RISPERDAL, PROCRIT, ULTRAM, DURAGESIC, and LEVAQUIN, a new anti-infective launched in 1997. At year-end 1997, the Company received approval from the FDA for REGRANEX (becaplermin), the first biologic treatment proven to increase the incidence of healing in diabetic foot ulcers.

     Significant research activities continued in the Pharmaceutical segment, increasing to $1.60 billion in 1999, or a 13.0% increase over 1998. This represents 15.0% of 1999 Pharmaceutical sales and a compound annual growth rate of approximately 13.8% for the five-year period since 1994.

     Pharmaceutical research is led by two worldwide organizations, Janssen Research Foundation, headquartered in Belgium and the R.W. Johnson Pharmaceutical Research Institute, headquartered in the United States. Additional research is conducted through Centocor and collaboration with the James Black Foundation in London, England.

PROFESSIONAL

     The Professional segment includes a broad range of products used by or under the direction of health care professionals. These would include suture and mechanical wound closure products, surgical equipment and devices, wound management and infection prevention products, interventional and diagnostic cardiology products, diagnostic equipment and supplies, joint replacements, and disposable contact lenses. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Distribution to these markets is done both directly and through surgical supply and other dealers.

     Worldwide sales in 1999 of $9.91 billion in the Professional segment represented an increase of 15.7% over 1998. Domestic sales increased 16.9% while international sales gains in local currency of 15.7% were partially offset by the strength of the U.S. dollar. Strong sales growth from Ethicon Endo-Surgery's products for minimally invasive surgery, Ethicon's MITEK suture anchors and Gynecare's women's health products and the effect of the acquisition of DePuy's orthopaedic products were the primary contributors to the Professional segment growth. In the fourth quarter, Cordis launched the new BX VELOCITY coronary stent in Europe, where it has been well received by the medical community. Ethicon's new products launched included: PRONOVA Poly (hexafluoropropylene-VDF) Suture, a synthetic nonabsorbable monofilament for cardiovascular and vascular surgery and SURGIFOAM Absorbable Gelatin Sponge USP, which is proven in surgery for over 50 years in Europe and will give Ethicon a full line of hemostasis products. Ethicon also received a fourth quarter approval for Gynecare's THERMACHOICE II Uterine Balloon Therapy System, the latex-free next generation ablation technology system used for excessive uterine bleeding.

     1998 worldwide sales of $8.57 billion in the Professional segment represented an increase of 1.6% over 1997. Domestic sales decreased 2.4% while international sales gains in local currency of 10.7% were partially offset by the strength of the U.S. dollar. During the fourth quarter of 1998, the Company completed the acquisition of DePuy, one of the world's leading orthopaedic products companies with products in reconstructive, spinal, trauma and sports medicine. The Company also completed the acquisition of FemRx, a leader in the development of proprietary surgical systems that enable surgeons to perform less invasive alternatives to hysterectomy.

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

     The 1998 special pre-tax charge for the Professional segment for restructuring was $304 million. See Note 14 and Note 17 for detailed discussion on Restructuring and IPR&D charges and Acquisitions.

     Worldwide sales of $8.44 billion in 1997 in the Professional segment represented an increase of 4.5% over 1996. Sales growth continued to be fueled by the excellent performance of Ethicon Endo-Surgery's minimally invasive surgical instruments, Johnson & Johnson's orthopaedics business, Johnson & Johnson Vision Care, Inc.'s disposable contact lenses and LifeScan's blood glucose monitoring systems. The Asia-Pacific and Central Europe regions contributed significantly to the overall increase in the Professional segment. There were also several business combinations in the Professional segment during 1997. These included Biopsys Medical, Inc., a maker of products for the diagnosis and management of breast cancer; Biosense, Inc., a leader in medical sensor technology for use in diagnostic and therapeutic interventional procedures; Gynecare, Inc., a maker of minimally invasive medical devices for the treatment of uterine disorders, and Spectacle Lens Group, a manufacturer of equipment for high quality prescription eyeglass lenses.

GEOGRAPHIC AREAS

     The Company further categorizes its sales by major geographic area as presented for the years 1999 and 1998:

SALES

                                                                              INCREASE
                                                                          -----------------
                                                   1999         1998      AMOUNT    PERCENT
                                                 ---------    --------    ------    -------
                                                 (MILLIONS OF DOLLARS)
United States..................................   $15,385      12,848     2,537      19.7%
Europe.........................................     6,711       6,354       357       5.6
Western Hemisphere excluding U.S...............     2,023       2,105       (82)     (3.9)
Asia-Pacific, Africa...........................     3,352       2,688       664      24.7
                                                  -------      ------     -----
Worldwide total................................   $27,471      23,995     3,476      14.5%
                                                  =======      ======     =====

     International sales were negatively impacted by the translation of local currency operating results into U.S. dollars in all regions except for Asia-Pacific. Average exchange rates to the dollar have declined each year since 1995. See Note 12 for additional information on geographic areas.

                 SALES BY GEOGRAPHIC AREA OF BUSINESS
                 Millions of Dollars
[SALES BY GEOGRAPHIC REGION BAR GRAPH]

                               UNITED STATES          EUROPE              WESTERN        ASIA-PACIFIC, AFRICA
                               -------------          ------            HEMISPHERE       --------------------
                                                                      EXCLUDING U.S.
                                                                      --------------
97                                 52.00               26.30               9.00                 12.70               22,830.00
98                                 53.50               26.50               8.80                 11.20               23,995.00
98                                 56.00               24.40               7.40                 12.20               27,471.00

DESCRIPTION OF BUSINESS

     The Company, which employs 97,800 employees worldwide, is engaged in the manufacture and sale of a broad range of products in the health care field. It conducts business in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to human health and well-being.

     The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. In addition, several Executive Committee members serve as Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the group, as well as management expertise in other specialized functions. The composition of these Committees can change over time in response to business needs. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Professional businesses. Operating management is headed by a Chairman, President, General Manager or Managing Director who reports directly, or through a line executive to a Group Operating Committee.

     In line with this policy of decentralization, each international subsidiary is, with some exceptions, managed by citizens of the country where it is located. The Company's international business is conducted by subsidiaries manufacturing in 35 countries outside the United States and selling in over 175 countries throughout the world.

     In all its product lines, the Company competes with companies both large and small, located in the United States and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion, and selling.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning. These statements may address, among other things, the Company's strategy for growth, product development, regulatory approval, market position, expenditures and financial results.

     Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from our projections. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.

     The Company's Annual Report on Form 10-K for the year ended January 2, 2000, that will be filed in April, 2000, will contain, as an Exhibit, a discussion of various factors that could cause actual results to differ from expectations. Prior to that filing of Form 10-K, investors should reference the Company's filing on Form 8-K, filed December 14, 1999, in particular, Exhibit 99(b) of the Form 10-K for fiscal year 1998. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     AT JANUARY 2, 2000 AND JANUARY 3, 1999

                                                                1999         1998
                                                              ---------    --------
                                                              (DOLLARS IN MILLIONS)
                                                                    (NOTE 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 1 and 16)..................   $ 2,363       1,994
Marketable securities (Notes 1 and 16)......................     1,516         789
Accounts receivable trade, less allowances $389 (1998,
  $388).....................................................     4,233       3,752
Inventories (Notes 1 and 2).................................     3,095       2,898
Deferred taxes on income (Note 8)...........................     1,105       1,183
Prepaid expenses and other receivables......................       888         870
                                                               -------      ------
TOTAL CURRENT ASSETS........................................   $13,200      11,486
                                                               =======      ======
Marketable securities, non-current (Notes 1 and 16).........       441         437
Property, plant and equipment, net (Notes 1, 3 and 14)......     6,719       6,395
Intangible assets, net (Notes 1, 7 and 14)..................     7,571       7,364
Deferred taxes on income (Note 8)...........................       104         411
Other assets................................................     1,128       1,199
                                                               -------      ------
TOTAL ASSETS................................................   $29,163      27,292
                                                               =======      ======
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
Loans and notes payable (Note 6)............................   $ 1,806       2,753
Accounts payable............................................     2,003       1,877
Accrued liabilities.........................................     2,972       3,012
Accrued salaries, wages and commissions.....................       467         445
Taxes on income.............................................       206         206
                                                               -------      ------
TOTAL CURRENT LIABILITIES...................................     7,454       8,293
                                                               =======      ======
Long-term debt (Note 6).....................................     2,450       1,729
Deferred tax liability (Note 8).............................       287         578
Employee related obligations (Note 5).......................     1,749       1,738
Other liabilities...........................................     1,010         877
SHAREOWNERS' EQUITY
Preferred stock -- without par value (authorized and
  unissued 2,000,000 shares)................................        --          --
Common stock -- par value $1.00 per share (Note 20)
  (authorized 2,160,000,000 shares; issued 1,534,916,000 and
  1,534,824,000 shares).....................................     1,535       1,535
Note receivable from employee stock ownership plan (Note
  15).......................................................       (41)        (44)
Accumulated other comprehensive income (Note 11)............      (396)       (322)
Retained earnings...........................................    16,192      13,968
                                                               -------      ------
                                                                17,290      15,137
Less: common stock held in treasury, at cost (Note 20)
  (145,233,000 and 145,560,000).............................     1,077       1,060
                                                               -------      ------
TOTAL SHAREOWNERS' EQUITY...................................    16,213      14,077
                                                               =======      ======
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY...................   $29,163      27,292
                                                               =======      ======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                1999         1998        1997
                                                              ---------    --------    --------
                                                               (DOLLARS IN MILLIONS EXCEPT PER
                                                                   SHARE FIGURES) (NOTE 1)
SALES TO CUSTOMERS..........................................   $27,471      23,995      22,830
                                                               =======      ======      ======
Cost of products sold (1998 includes $60 of inventory
  write-offs for restructuring).............................     8,442       7,604       7,230
                                                               -------      ------      ------
Gross profit................................................    19,029      16,391      15,600
Selling, marketing and administrative expenses..............    10,503       9,027       8,756
Research expense............................................     2,600       2,336       2,209
Purchased in-process research and development (Notes 14 and
  17).......................................................        --         298          --
Interest income.............................................      (246)       (277)       (213)
Interest expense, net of portion capitalized (Note 3).......       197         129         124
Other expense, net..........................................       222         143         137
Restructuring charge (Note 14)..............................        --         553          --
                                                               -------      ------      ------
                                                                13,276      12,209      11,013
                                                               -------      ------      ------
Earnings before provision for taxes on income...............     5,753       4,182       4,587
Provision for taxes on income (Note 8)......................     1,586       1,179       1,276
                                                               -------      ------      ------
NET EARNINGS................................................   $ 4,167       3,003       3,311
                                                               =======      ======      ======
BASIC NET EARNINGS PER SHARE (Notes 1 and 19)...............   $  3.00        2.16        2.40
                                                               =======      ======      ======
DILUTED NET EARNINGS PER SHARE (Notes 1 and 19).............   $  2.94        2.12        2.34
                                                               =======      ======      ======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EQUITY

                                                                        NOTE RECEIVABLE
                                                                         FROM EMPLOYEE     ACCUMULATED    COMMON
                                                                             STOCK            OTHER       STOCK    TREASURY
                                             COMPREHENSIVE   RETAINED      OWNERSHIP      COMPREHENSIVE   ISSUED    STOCK
                                    TOTAL       INCOME       EARNINGS     PLAN (ESOP)        INCOME       AMOUNT    AMOUNT
                                   -------   -------------   --------   ---------------   -------------   ------   --------
                                                                (DOLLARS IN MILLIONS) (NOTE 1)
BALANCE, DECEMBER 29, 1996.......  $11,324                    11,043          (57)             (43)       1,535     (1,154)
Net earnings.....................    3,311       3,311         3,311
Cash dividends paid..............   (1,137)                   (1,137)
Employee compensation and stock
  option plans...................      300                      (358)                                                  658
Repurchase of common stock.......     (628)                                                                           (628)
Business combinations............       17                      (112)                                                  129
Other comprehensive income, net
  of tax:
Currency translation
  adjustment.....................     (294)       (294)                                       (294)
Unrealized gains (losses) on
  securities.....................      (33)        (33)                                        (33)
                                                ------
Total comprehensive income.......                2,984
                                                ======
Note receivable from ESOP........        6                                      6
                                   -------                    ------          ---             ----        -----     ------
BALANCE, DECEMBER 28, 1997.......  $12,866                    12,747          (51)            (370)       1,535       (995)
                                   =======                    ======          ===             ====        =====     ======
Net earnings.....................    3,003       3,003         3,003
Cash dividends paid..............   (1,305)                   (1,305)
Employee compensation and stock
  option plans...................      378                      (484)                                                  862
Repurchase of common stock.......     (930)                                                                           (930)
Business combinations............       10                         7                                                     3
Other comprehensive income, net
  of tax:
Currency translation
  adjustment.....................       89          89                                          89
Unrealized gains (losses) on
  securities.....................      (41)        (41)                                        (41)
Reclassification adjustment......                   33
                                                ------
Total comprehensive income.......                3,084
                                                ======
Note receivable from ESOP........        7                                      7
                                   -------                    ------          ---             ----        -----     ------
BALANCE, JANUARY 3, 1999.........  $14,077                    13,968          (44)            (322)       1,535     (1,060)
                                   =======                    ======          ===             ====        =====     ======
Net earnings.....................    4,167       4,167         4,167
Cash dividends paid..............   (1,479)                   (1,479)
Employee compensation and stock
  option plans...................      357                      (464)                                                  821
Repurchase of common stock.......     (840)                                                                           (840)
Business combinations............        2                                                                               2
Other comprehensive income, net
  of tax:
Currency translation
  adjustment.....................     (155)       (155)                                       (155)
Unrealized gains (losses) on
  securities.....................       81          81                                          81
Reclassification adjustment......                   17
                                                ------
Total comprehensive income.......                4,110
                                                ======
Note receivable from ESOP........        3                                      3
                                   -------                    ------          ---             ----        -----     ------
BALANCE, JANUARY 2, 2000.........  $16,213                    16,192          (41)            (396)       1,535     (1,077)
                                   =======                    ======          ===             ====        =====     ======

                 See Notes to Consolidated Financial Statements

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                1999        1998       1997
                                                              ---------    -------    -------
                                                              (DOLLARS IN MILLIONS) (NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................  $  4,167      3,003      3,311
Adjustments to reconcile net earnings to cash flows:
  Depreciation and amortization of property and
     intangibles............................................     1,444      1,285      1,082
  Increase in deferred taxes................................        (7)      (297)      (132)
  Accounts receivable reserves..............................        11         24         61
  Purchased in-process research and development.............        --        298         --
Changes in assets and liabilities, net of effects from
  acquisition of businesses:
  Increase in accounts receivable...........................      (671)      (163)      (380)
  Increase in inventories...................................      (333)      (100)      (180)
  Increase in accounts payable and accrued liabilities......       242        646        487
  Decrease in other current and non-current assets..........       457        142         26
  Increase in other current and non-current liabilities.....       367         57        121
                                                              --------     ------     ------
NET CASH FLOWS FROM OPERATING ACTIVITIES....................     5,677      4,895      4,396
                                                              ========     ======     ======
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment..................    (1,728)    (1,545)    (1,415)
Proceeds from the disposal of assets........................        35        108         72
Acquisition of businesses, net of cash acquired (Note 17)...      (271)    (3,818)      (180)
Purchases of investments....................................    (3,538)    (1,005)      (151)
Sales of investments........................................     2,817        400        215
Other.......................................................      (257)      (205)      (186)
                                                              --------     ------     ------
NET CASH USED BY INVESTING ACTIVITIES.......................    (2,942)    (6,065)    (1,645)
                                                              ========     ======     ======
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to shareowners....................................    (1,479)    (1,305)    (1,137)
Repurchase of common stock..................................      (840)      (930)      (628)
Proceeds from short-term debt...............................     9,861      2,424        300
Retirement of short-term debt...............................   (10,716)      (226)      (182)
Proceeds from long-term debt................................       793        535          7
Retirement of long-term debt................................      (176)      (471)      (504)
Proceeds from the exercise of stock options.................       263        274        234
                                                              --------     ------     ------
NET CASH (USED BY) PROVIDED BY FINANCING ACTIVITIES.........    (2,294)       301     (1,910)
                                                              ========     ======     ======
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (72)        24        (69)
                                                              --------     ------     ------
Increase (decrease) in cash and cash equivalents............       369       (845)       772
Cash and cash equivalents, beginning of year (Note 1).......     1,994      2,839      2,067
                                                              --------     ------     ------
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 1).............  $  2,363      1,994      2,839
                                                              ========     ======     ======
SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
  Interest, net of portion capitalized......................  $    185        102         95
  Income taxes..............................................     1,406      1,310      1,431
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Treasury stock issued for employee compensation and stock
  option plans, net of cash proceeds........................  $    592        621        451
ACQUISITIONS OF BUSINESSES
Fair value of assets acquired...............................  $    271      4,659        184
Fair value of liabilities assumed (including $296 of assumed
  debt in 1998).............................................        --       (545)        (4)
                                                              --------     ------     ------
Net purchase price..........................................  $    271      4,114        180
                                                              ========     ======     ======

                 See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

  Basis of Presentation

     The consolidated financial statements of Johnson & Johnson have been prepared to give retroactive effect to the merger with Centocor on October 6, 1999.

  Principles of Consolidation

     The financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

  Cash Equivalents

     The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

  Investments

     Short-term marketable securities are carried at cost, which approximates fair value. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost which also approximates fair value. Equity investments classified as available for sale are carried at estimated fair value with unrealized gains and losses recorded as a component of shareowners' equity. Additionally, gross unrealized holding gains and losses are not material. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date.

  Property, Plant and Equipment and Depreciation

     Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Buildings and building equipment............................  20-40 years
Land and land improvements..................................  10-20 years
Machinery and equipment.....................................   2-13 years

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

     Unrealized gains and losses on currency swaps which hedge third party debt are classified in the balance sheet as other assets or liabilities. Interest expense under these agreements, and the respective debt instrument that they hedge, are recorded at the net effective interest rate of the hedge transaction.

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

  Advertising

     Costs associated with advertising are expensed in the year incurred. Advertising expenses worldwide, which are comprised of television, radio, print media as well as Internet advertising were $1.39 billion in 1999, $1.19 billion in 1998 and $1.26 billion in 1997.

  Income Taxes

     The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore no tax has been provided to cover the repatriation of such undistributed earnings. At January 2, 2000, and January 3, 1999 the cumulative amount of undistributed international earnings was approximately $8.3 billion and $7.0 billion, respectively.

  Net Earnings Per Share

     Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

  Risks and Uncertainties

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ materially from those estimates.

  Annual Closing Date

     The Company follows the concept of a fiscal year which endson the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as was the case in 1998, the fiscal year consists of 53 weeks.

  Reclassification

     Certain prior year amounts have been reclassified to conform with current year presentation.

2 INVENTORIES

     At the end of 1999 and 1998, inventories were comprised of:

                                                                1999         1998
                                                              --------      -------
                                                              (DOLLARS IN MILLIONS)
Raw materials and supplies..................................   $  663          776
Goods in process............................................      416          510
Finished goods..............................................    2,016        1,612
                                                               ------        -----
                                                               $3,095        2,898
                                                               ======        =====

3 PROPERTY, PLANT AND EQUIPMENT

     At the end of 1999 and 1998, property, plant and equipment at cost and accumulated depreciation were:

                                                                1999         1998
                                                              ---------    --------
                                                              (DOLLARS IN MILLIONS)
Land and land improvements..................................   $   586         466
Buildings and building equipment............................     3,087       2,991
Machinery and equipment.....................................     5,936       5,686
Construction in progress....................................     1,437       1,126
                                                               -------      ------
                                                                11,046      10,269
Less accumulated depreciation...............................     4,327       3,874
                                                               -------      ------
                                                               $ 6,719       6,395
                                                               =======      ======

     The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 1999, 1998 and 1997 was $81, $72 and $40 million, respectively.

     Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to income. For additional discussion on property, plant and equipment, see Note 14.

4 RENTAL EXPENSE AND LEASE COMMITMENTS

     Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $233 million in 1999, $243 million in 1998 and $238 million in 1997.

     The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at January 2, 2000 are:

                                        AFTER
    2000   2001   2002   2003   2004    2004    TOTAL
    ----   ----   ----   ----   -----   -----   -----
                (DOLLARS IN MILLIONS)
    $85     71     56     46     30      62      350

     Commitments under capital leases are not significant.

5 EMPLOYEE RELATED OBLIGATIONS

     At the end of 1999 and 1998, employee related obligations were:

                                                                1999         1998
                                                              --------      -------
                                                              (DOLLARS IN MILLIONS)
Post retirement benefits....................................   $  805          767
Post employment benefits....................................      111          144
Unfunded pension liabilities................................      647          677
Certificates of extra compensation..........................      186          150
                                                               ------        -----
Employee related obligations................................   $1,749        1,738
                                                               ======        =====

6 BORROWINGS

     The components of long-term debt are as follows:

                                                                 EFF.             EFF.
                                                        1999     RATE    1998     RATE
                                                       ------    ----    -----    ----
                                                            (DOLLARS IN MILLIONS)
4.75% Convertible Subordinated Debentures due
  2005(2)............................................  $  460    4.75%     460    4.75%
8.72% Debentures due 2024............................     300    8.72      300    8.72
6.95% Notes due 2029.................................     293    7.14       --      --
6.73% Debentures due 2023............................     250    6.73      250    6.73
6% Eurodollar due 2001...............................     250    6.02       --      --
7.375% Notes due 2002................................     199    7.49      199    7.49
8.25% Eurodollar Notes due 2004......................     199    8.37      199    8.37
6.625% Notes due 2009................................     197    6.80       --      --
5% Deutsche Mark Notes due 2001(3)...................      93    1.98      107    1.98
5.12% Notes due 2003(4)..............................      60    0.82       60    0.82
Industrial Revenue Bonds.............................      47    5.78       50    5.28
Other, principally international.....................     128      --      139      --
                                                       ------    ----    -----    ----
                                                        2,476    6.42(1) 1,764    6.25(1)
Less current portion.................................      26               35
                                                       ------            -----
                                                       $2,450            1,729
                                                       ======            =====

---------------
(1) Weighted average effective rate.

(2) Represents 4.75% convertible subordinated debt issued by Centocor prior to the merger with Johnson & Johnson. The debentures are convertible by the holders into approximately 5,987,000 shares of Johnson & Johnson stock at a conversion price of $77.091 per share. After February 21, 2001 the debentures will be redeemable at the option of the Company. These bonds are due February 2005.

(3) Represents 5% Deutsche Mark notes due 2001 issued by a Japanese subsidiary and converted to a 1.98% fixed rate yen note via an interest rate and currency swap.

(4) Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via an interest rate and currency swap.

     The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.0 billion, including $1.2 billion of credit commitments with various worldwide banks, $800 million of which expire on September 29, 2000 and $400 million on October 6, 2004. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

     The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.59 billion of unsecured debt securities, and warrants to purchase debt securities, under its medium term note
(MTN) program. In 1999, the Company issued a total of $500 million notes from the shelf registration: $200 million of 6.625% notes due 2009 and $300 million of 6.95% notes due 2029. At January 2, 2000 the Company had $1.79 billion remaining on its shelf registration.

     In addition to the notes issued under the shelf registration, the Company issued $250 million, 6.0% Eurodollar notes due in 2001. The proceeds of all new borrowings were used for general corporate purposes.

     Short-term borrowings and current portion of long-term debt amounted to $1.8 billion at the end of 1999. These borrowings are composed of $1.4 billion U.S. commercial paper, at an average rate of 5.7% and $0.4 billion of local borrowings, principally by international subsidiaries.

     Aggregate maturities of long-term obligations for each of the next five years commencing in 2000 are:

2000   2001   2002   2003   2004
----   ----   ----   ----   ----
     (DOLLARS IN MILLIONS)
$26    403    216     72    215

7 INTANGIBLE ASSETS

     At the end of 1999 and 1998, the gross and net amounts of intangible assets were:

                                                                1999         1998
                                                              --------      -------
                                                              (DOLLARS IN MILLIONS)
Goodwill -- gross...........................................   $4,270        4,151
Less accumulated amortization...............................      424          331
                                                               ------        -----
Goodwill -- net.............................................   $3,846        3,820
                                                               ======        =====
Patents and trademarks -- gross.............................   $2,014        1,760
Less accumulated amortization...............................      399          351
                                                               ------        -----
Patents & trademarks -- net.................................   $1,615        1,409
                                                               ======        =====
Other intangibles -- gross..................................   $2,471        2,296
Less accumulated amortization...............................      361          161
                                                               ------        -----
Other intangibles -- net....................................   $2,110        2,135
                                                               ======        =====
Total intangible assets -- gross............................   $8,755        8,207
Less accumulated amortization...............................    1,184          843
                                                               ------        -----
Total intangible assets -- net..............................   $7,571        7,364
                                                               ======        =====

     The weighted average amortization periods for goodwill, patents and trademarks and other intangibles are 32 years, 21 years and 18 years, respectively. For additional discussion on intangible assets, see Note 14.

8 INCOME TAXES

     The provision for taxes on income consists of:

                                                              1999     1998     1997
                                                             ------    -----    -----
                                                              (DOLLARS IN MILLIONS)
Currently payable:
  U.S. taxes...............................................  $  994      991      953
  International taxes......................................     599      485      455
                                                             ------    -----    -----
                                                              1,593    1,476    1,408
                                                             ------    -----    -----
Deferred:
  U.S. taxes...............................................      94     (180)    (126)
  International taxes......................................    (101)    (117)      (6)
                                                             ------    -----    -----
                                                                 (7)    (297)    (132)
                                                             ------    -----    -----
                                                             $1,586    1,179    1,276
                                                             ======    =====    =====

     Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

     Temporary differences and carryforwards for 1999 are as follows:

                                                                  DEFERRED TAX
                                                              ---------------------
                                                               ASSET     LIABILITY
                                                              -------    ----------
                                                              (DOLLARS IN MILLIONS)
Employee benefit obligations................................  $  449
Depreciation................................................                 (327)
Non-deductible intangibles..................................                 (694)
International R&D capitalized for tax.......................      45
Reserves & liabilities......................................     587
Income reported for tax purposes............................     156
Miscellaneous international.................................     266         (155)
Loss carryforwards..........................................     209
Miscellaneous U.S. .........................................     317
                                                              ------       ------
Total deferred income taxes.................................  $2,029       (1,176)
                                                              ======       ======

     The difference between the net deferred tax on income per the balance sheet and the net deferred tax is reflected in Taxes on Income.

     A comparison of income tax expense at the federal statutory rate of 35% in 1999, 1998 and 1997, to the Company's effective tax rate is as follows:

                                                              1999     1998     1997
                                                             ------    -----    -----
                                                              (DOLLARS IN MILLIONS)
U.S. ......................................................  $3,241    2,522    2,853
International..............................................   2,512    1,660    1,734
                                                             ------    -----    -----
Earnings before taxes on income............................  $5,753    4,182    4,587
                                                             ------    -----    -----
Statutory taxes............................................  $2,014    1,464    1,605

                                                              1999     1998     1997
                                                             ------    -----    -----
                                                              (DOLLARS IN MILLIONS)
Tax rates:
Statutory..................................................    35.0%    35.0%    35.0%
Puerto Rico and Ireland operations.........................    (5.5)    (5.5)    (5.7)
Research tax credits.......................................    (0.6)    (0.3)    (0.3)
Domestic state and local...................................     0.9      1.0      1.0
International subsidiaries excluding Ireland...............    (2.4)    (3.3)    (2.7)
IPR&D......................................................      --      1.3       --
All other..................................................     0.2       --      0.5
                                                             ------    -----    -----
Effective tax rate.........................................    27.6%    28.2%    27.8%
                                                             ======    =====    =====

     The reduction in the 1999 worldwide effective tax rate is primarily due to the Company's non-deductible IPR&D charge taken in connection with the acquisition of DePuy in 1998. During 1999, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring December 31, 2007. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

9 INTERNATIONAL CURRENCY TRANSLATION

     For translation of its international currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

     In consolidating international subsidiaries, balance sheet currency effects are recorded as a separate component of shareowners' equity. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies which are reflected in operating results.

     An analysis of the changes during 1999 and 1998 for foreign currency translation adjustments is included in Note 11.

     Net currency transaction and translation gains and losses were after-tax losses of $48 million in 1999, after-tax losses of $15 million in 1998 and after-tax losses of $27 million in 1997.

10 COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

     At January 2, 2000 the Company had 12 stock-based compensation plans. Under the 1995 Employee Stock Option Plan, the Company may grant options to its employees for up to 56 million shares of common stock. The shares outstanding are for contracts under the Company's 1986, 1991 and 1995 Employee Stock Option Plans, the 1997 Non-Employee Directors' Plan and the Mitek, Cordis, Biosense, Gynecare and Centocor Stock Option plans.

     Stock options expire 10 years from the date they are granted and vest over service periods that range from one to six years. All options granted are valued at current market price. Shares available for future grants amounted to 3.0 million, 15.0 million and 22.7 million at the end of 1999, 1998 and 1997, respectively.

     A summary of the status of the Company's stock option plans as of January 2, 2000, January 3, 1999 and December 28, 1997 and changes during the years ending on those dates, is presented below:

                                                                                WEIGHTED
                                                                OPTIONS         AVERAGE
                                                              OUTSTANDING    EXERCISE PRICE
                                                              -----------    --------------
                                                                  (SHARES IN THOUSANDS)
Balance at December 29, 1996................................     81,605          27.99
Options granted.............................................     13,053          60.40
Options exercised...........................................    (11,157)         16.76
Options cancelled/forfeited.................................     (2,240)         36.44
                                                                -------          -----
Balance at December 28, 1997................................     81,261          34.51
Options granted.............................................     10,852          78.20
Options exercised...........................................    (11,414)         18.65
Options cancelled/forfeited.................................     (2,304)         44.92
                                                                -------          -----
Balance at January 3, 1999..................................     78,395          42.55
Options granted.............................................     13,113          97.87
Options exercised...........................................     (9,235)         23.84
Options cancelled/forfeited.................................     (1,722)         55.53
                                                                -------          -----
Balance at January 2, 2000..................................     80,551          53.40
                                                                =======          =====

     The Company applies the provision of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," that calls for companies to measure employee stock compensation expense based on the fair value method of accounting. However, as allowed by the Statement, the Company elected continued use of Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. Had the fair value method been applied, net income would have been reduced by $116 million or $.08 per share in 1999 and $77 million or $.05 per share in 1998. In 1997, net income would have been reduced by $35 million or $.02 per share. These calculations only take into account the options issued since January 1, 1995. The average fair value of options granted was $30.00 in 1999, $19.62 in 1998 and $17.50 in 1997. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                                                              1999    1998    1997
                                                              ----    ----    ----
Risk-free rate..............................................  6.32%   4.52%   5.89%
Volatility..................................................  24.0%   22.0%   21.5%
Expected life...............................................   5.0yrs  5.0yrs  5.3yrs
Dividend yield..............................................  1.13%   1.30%   1.43%

     The following table summarizes stock options outstanding and exercisable at January 2, 2000:

                                                 OUTSTANDING                  EXERCISABLE
                                        ------------------------------    -------------------
                                                              AVERAGE                AVERAGE
EXERCISE                                           AVERAGE    EXERCISE               EXERCISE
PRICE RANGE                             OPTIONS    LIFE(A)     PRICE      OPTIONS     PRICE
-----------                             -------    -------    --------    -------    --------
                                                        (SHARES IN THOUSANDS)
$ 8.00-$ 25.99......................    20,256       3.0       $22.05     20,198      $22.06
$26.02-$ 50.94......................    19,858       5.5        37.42     12,649       36.16
$51.22-$75.53.......................    18,583       7.6        60.07      4,131       55.90
$76.09-$104.41......................    21,854       9.4        91.29        294       83.06
                                        ------       ---       ------     ------      ------
$ 8.00-$104.41......................    80,551       6.4       $53.40     37,272      $31.07
                                        ======       ===       ======     ======      ======

---------------
(a) Average contractual life remaining in years.

11 ACCUMULATED OTHER COMPREHENSIVE INCOME

     Components of other comprehensive income/(loss) consist of the following:

                                                                                 ACCUMULATED
                                                 FOREIGN        UNREALIZED          OTHER
                                                CURRENCY      GAINS/(LOSSES)    COMPREHENSIVE
                                               TRANSLATION    ON SECURITIES     INCOME/(LOSS)
                                               -----------    --------------    -------------
                                                           (DOLLARS IN MILLIONS)
December 29, 1996............................     $(117)            74               (43)
1997 change..................................      (294)           (33)             (327)
                                                  -----            ---              ----
December 28, 1997............................      (411)            41              (370)
1998 change..................................        89            (41)               48
                                                  -----            ---              ----
January 3, 1999..............................      (322)            --              (322)
1999 change..................................      (155)            81               (74)
                                                  -----            ---              ----
January 2, 2000..............................     $(477)            81              (396)
                                                  =====            ===              ====

     The change in unrealized gains/(losses) on marketable securities during 1999 and 1998 includes reclassification adjustments of $27 million and $48 million of losses realized from the write-down of marketable securities and the associated tax benefits of $10 million and $15 million. The tax effect on these unrealized gains/(losses) on marketable securities is an expense of $50 million in 1999 and benefits of $19 million and $21 million in 1998 and 1997, respectively.

     The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-US subsidiaries.

12 SEGMENTS OF BUSINESS AND GEOGRAPHIC AREAS

     See page 45 for information on segments of business and geographic areas.

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

     Effective December 29, 1997, the Company adopted Statement of Financial Accounting Standards SFAS No. 132, "Employers' Disclosures about Pensions and Postretirement Benefits" (SFAS 132) which standardizes the disclosure requirements for pensions and other postretirement benefits. The Statement addresses disclosure only. It does not address liability measurement or expense recognition. There was no effect on financial position or net income as a result of adopting SFAS 132.

     Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 1999, 1998 and 1997 include the following components:

                                           RETIREMENT PLANS       OTHER BENEFIT PLANS
                                         ---------------------    --------------------
                                         1999     1998    1997    1999    1998    1997
                                         -----    ----    ----    ----    ----    ----
                                                     (DOLLARS IN MILLIONS)
Service cost...........................  $ 208     185     166     24      20      17
Interest cost..........................    270     254     239     50      50      46
Expected return on plan assets.........   (330)   (291)   (256)    (5)    (14)     (3)
Amortization of prior service cost.....     17      17      16     (1)      2       1
Amortization of net transition asset...    (12)    (14)    (13)    --      --      --
Recognized actuarial (gain)/loss.......    (17)    (24)    (19)    (2)      8      (6)
Curtailments and settlements...........      2       2       1     --      --      --
                                         -----    ----    ----     --     ---      --
Net periodic benefit cost..............  $ 138     129     134     66      66      55
                                         =====    ====    ====     ==     ===      ==

     The net periodic cost attributable to domestic retirement plans included above was $56 million in 1999, $40 million in 1998, and $50 million in 1997.

     The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

                                             RETIREMENT PLANS      OTHER BENEFIT PLANS
                                           --------------------    --------------------
                                           1999    1998    1997    1999    1998    1997
                                           ----    ----    ----    ----    ----    ----
DOMESTIC BENEFIT PLANS
Weighted average discount rate...........  7.75%   6.75%   7.25%   7.75%   6.75%   7.25%
Expected long-term rate of return on plan
  assets.................................  9.00    9.00    9.00    9.00    9.00    9.00
Rate of increase in compensation
  levels.................................  5.00    5.00    5.00    5.00    5.00    5.00
INTERNATIONAL BENEFIT PLANS
Weighted average discount rate...........  5.75%   5.50%   6.25%   6.75%   6.00%   7.00%
Expected long-term rate of return on plan
  assets.................................  7.50    7.75    7.75      --      --      --
Rate of increase in compensation
  levels.................................  3.50    3.50    4.25    4.50    4.25    5.00

     Health care cost trends are projected at annual rates grading from 10% for employees under age 65 and 7% for employees over age 65 down to 5% for both groups by the year 2008 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 1999 would be an $83 million increase or a $75 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 1999 would be an $11 million increase or a $10 million decrease.

     The following tables set forth the change in benefit obligations and change in plan assets at year-end 1999 and 1998 for the Company's defined benefit retirement plans and other postretirement plans:

                                                                            OTHER BENEFIT
                                                       RETIREMENT PLANS         PLANS
                                                       -----------------    --------------
                                                        1999       1998     1999     1998
                                                       -------    ------    -----    -----
                                                              (DOLLARS IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation -- beginning of year..............  $4,315     3,704      726      691
Service cost.........................................     208       185       24       20
Interest cost........................................     270       254       50       50
Plan participant contributions.......................      11        11       --       --
Amendments...........................................      81        13       --       --
Actuarial (gain) loss................................    (346)      325      (81)      --
Acquisitions.........................................      51        --       11       --
Curtailments & settlements...........................      (7)       (7)      --       --
Total benefits paid..................................    (210)     (203)     (36)     (33)
Effect of exchange rates.............................    (167)       33       --       (2)
                                                       ------     -----      ---      ---
Benefit obligation -- end of year....................  $4,206     4,315      694      726
                                                       ======     =====      ===      ===
CHANGE IN PLAN ASSETS
Plan assets at fair value -- beginning of year.......  $4,173     3,694       57       46
Actual return on plan assets.........................   1,301       606        8       14
Company contributions................................      46        45       32       29
Plan participant contributions.......................      11        11       --       --
Acquisitions.........................................      41        (4)      --       --
Benefits paid from plan assets.......................    (198)     (193)     (35)     (32)
Effect of exchange rates.............................    (120)       14       --       --
                                                       ------     -----      ---      ---
Plan assets at fair value -- end of year.............  $5,254     4,173       62       57
                                                       ======     =====      ===      ===

     Amounts recognized in the Company's balance sheet consist of the following:

                                                                          OTHER BENEFIT
                                                     RETIREMENT PLANS         PLANS
                                                     -----------------    --------------
                                                       1999      1998     1999     1998
                                                     --------    -----    -----    -----
                                                            (DOLLARS IN MILLIONS)
Plan assets in excess of (less than) projected
  benefit obligation...............................  $ 1,048     (142)    (632)    (668)
Unrecognized actuarial gains.......................   (1,801)    (511)    (200)    (117)
Unrecognized prior service cost....................      156       98       (9)     (11)
Unrecognized net transition asset..................      (29)     (37)      --       --
                                                     -------     ----     ----     ----
Total recognized in the consolidated balance
  sheet............................................  $  (626)    (592)    (841)    (796)
                                                     -------     ----     ----     ----
Book reserves......................................  $  (775)    (726)    (841)    (796)
Prepaid benefits...................................      120      109       --       --
Other assets.......................................       29       25       --       --
                                                     -------     ----     ----     ----
Total recognized in consolidated balance sheet.....  $  (626)    (592)    (841)    (796)
                                                     =======     ====     ====     ====

     Plans with accumulated benefit obligations in excess of plan assets consist of the following:

                                                    RETIREMENT PLANS    OTHER BENEFIT PLANS
                                                    ----------------    --------------------
                                                     1999      1998       1999        1998
                                                    ------    ------    --------    --------
                                                             (DOLLARS IN MILLIONS)
Accumulated benefit obligation....................  $(411)     (558)      (696)       (696)
Projected benefit obligation......................  $(528)     (723)        --          --
Plan assets at fair value.........................  $  53       162         62          57

14 RESTRUCTURING AND IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES

     In the fourth quarter of 1998, the Company approved a plan to reconfigure its global network of manufacturing and operating facilities with the objective of enhancing operating efficiencies. It was originally expected that the plan would be completed over the following 18 months. This plan is currently underway and is targeted for completion in 2000. Among the initiatives supporting this plan were the closure of inefficient manufacturing facilities, exiting certain businesses which were not providing an acceptable return and related employee separations. The closure of these facilities represented approximately 10% of the Company's manufacturing capacity.

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

     The asset impairments that amounted to $322 million consisted of the following: machinery & equipment of $215 million, inventory of $60 million, buildings of $32 million and leasehold improvements of $15 million. Intangible assets of $52 million included Menlo Care of $26 million, Innotech of $20 million and other intangible assets of $6 million. The Menlo Care intangible asset was related to the Aquavene biomaterial technology that was no longer in use with all other intangible assets related to products that were abandoned by the Company due to low margin and/or lack of strategic fit.

     Of the separation costs of $161 million, $3 million were paid at year-end 1998. These charges as well as the other exit costs consisted of the following:

                                                      1999
                                                    BEGINNING        1999        REMAINING
                                                     ACCRUAL     CASH OUTLAYS     ACCRUAL
                                                    ---------    ------------    ---------
                                                            (DOLLARS IN MILLIONS)
Restructuring charges:
Employee separations..............................    $158            58            100
Other exit costs:
Distributor terminations..........................      17             6             11
Disposal costs....................................      15             5             10
Lease terminations................................      21            14              7
Customer compensation.............................      11            10              1
  Other costs.....................................      14             3             11
                                                      ----            --            ---
          Total other exit costs..................      78            38             40
                                                      ----            --            ---
                                                      $236            96            140
                                                      ====            ==            ===

     The restructuring plan consisted of the reduction of manufacturing facilities around the world by 36, from 159 to 123 plants. None of the assets affected by this plan were held for disposal. The headcount reduction for the years ended January 2, 2000 and January 3, 1999 was approximately 1,600 and 225 employees, respectively.

     In connection with the businesses acquired in 1998, the Company recognized charges for in-process research and development (IPR&D) in the amount of $298 million related primarily to the DePuy and RETAVASE acquisitions. The value of the IPR&D projects was calculated with the assistance of third party appraisers and was based on the estimated percentage completion of the various research and development projects being pursued using cash flow projections discounted for the risk inherent in such projects. For additional discussion on acquisitions, see Note 17.

     The 1998 special charges impacted the business segments as follows: the special pre-tax charge for the Consumer segment was $244 million. This charge reflects $85 million for severance costs associated with the termination of approximately 2,550 employees; $133 million for the write-down of impaired assets and $26 million for other exit costs. Acquisitions within the Pharmaceutical business segment resulted in a $134 million write-off of purchased IPR&D. Additionally, the Pharmaceutical business segment recorded $65 million of the special charge representing $18 million for severance costs associated with the termination of approximately 250 employees and $47 million for the write-down of impaired assets. Acquisitions within the Professional business segment resulted in a $164 million write-off of purchased IPR&D. Additionally, the Professional business segment recorded other special charges of $304 million. This charge included $58 million for severance costs associated with the termination of approximately 2,300 employees; $194 million for the write-down of impaired assets and $52 million for other exit costs.

15 SAVINGS PLAN

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

     Total contributions to the plans were $70 million in 1999, $65 million in 1998, and $59 million in 1997.

16 FINANCIAL INSTRUMENTS

  Derivative Financial Instrument Risk

     The Company uses derivative financial instruments to manage the impact of interest rate and foreign exchange rate changes on earnings and cash flows. The Company does not enter into financial instruments for trading or speculative purposes.

     The Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote.

  Interest Rate and Foreign Exchange Risk Management

     The Company uses interest rate and currency swaps to manage interest rate and currency risk primarily related to borrowings. Interest rate and currency swap agreements that hedge third party debt mature with these borrowings and are described in Note 6.

     The Company enters into forward foreign exchange contracts maturing within five years to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. The Company has forward exchange contracts outstanding at year-end in various currencies, principally in U.S. Dollars, Euros and Swiss Francs. In addition, the Company has currency swaps outstanding, principally in U.S. Dollars and Euros. Unrealized gains and losses, based on dealer quoted market prices, are presented in the following table:

                                                                        1999
                                                             ---------------------------
                                                             NOTIONAL
                                                             AMOUNTS     GAINS    LOSSES
                                                             --------    -----    ------
                                                                (DOLLARS IN MILLIONS)
Forwards...................................................   $5,941      104      170
Currency swaps.............................................    3,465      161       66

  Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents and current and non-current marketable securities approximates fair value of these instruments. In addition, the carrying amount of long-term investments, long-term debt, interest rate and currency swaps (used to hedge third party debt) approximates fair value of these instruments for 1999 and 1998.

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

17 MERGERS & ACQUISITIONS

     On October 6, 1999, Johnson & Johnson and Centocor, Inc. completed a merger between the two companies. This transaction was accounted for by the pooling-of-interests method of accounting. Centocor had approximately 71 million shares outstanding (83 million shares on a fully diluted basis) which were exchanged for approximately 45 million shares of Johnson & Johnson common stock. On a diluted basis when adjusted for stock options outstanding and convertible debt, the total number of Johnson & Johnson shares issued total approximately 53 million shares. Holders of Centocor common stock received 0.6390 of a share of Johnson & Johnson common stock for each share of Centocor common stock, valued at $95.47 per share.

     Centocor is a leading biopharmaceutical company that creates, acquires and markets cost-effective therapies that yield long term benefits for patients and the health care community. Its products, developed primarily through monoclonal antibody technology, help physicians deliver innovative treatments to improve human health and restore patients' quality of life.

     As described in Note 1, these financial statements have been restated to give effect to Johnson & Johnson's merger with Centocor. The only adjustment to Centocor's historical financial statements has been the inclusion of the effect of income taxes as if the companies had been combined for all periods presented. For 1999, 1998 and 1997, the revenue and net earnings/(losses) of Centocor combined with Johnson & Johnson are $462, $338 and $201 million, respectively, for revenue and $9, ($57) and $8 million, respectively, of earnings/(losses).

     During 1999 and 1998 certain businesses were acquired for $271 million and $4.1 billion respectively. These acquisitions were accounted for by the purchase method and accordingly the results of operations of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

     The 1999 acquisitions included AVEENO, the dermatological skin care business from S.C. Johnson, ANGIOGUARD, Inc., a developer of an embolic containment device used during interventional procedures, certain assets of Cygnus' drug delivery business, certain assets of Medscand related to the TVT incontinence product and the stock of Horizon Health Services, Inc., a company specializing in the management of ambulatory surgery centers.

     The excess of purchase price over the estimated fair market value of 1999 acquisitions amounted to $266 million. This amount has been allocated to identifiable intangibles and goodwill. Pro forma information is not provided for 1999, as the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

     During 1999, the plan to integrate the DePuy business acquired in 1998 into the Company's operations was completed and resulted in additional liabilities of $81 million to address costs relating to distributor terminations, employee separations and plant consolidations. At year-end 1999, $37 million of these liabilities remained.

     The 1998 acquisitions included DePuy, Inc., a leading orthopaedics company. DePuy's product lines include reconstructive products (implants for hips, knees and extremities), spinal implants, trauma repair and sports-related injury products. Additionally, the Company completed the acquisition of the U.S. and Canadian product rights for RETAVASE (reteplase), an acute-care cardiovascular drug, from Roche Healthcare. RETAVASE is a recombinant biologic cardiology care product administered for the treatment of acute myocardial infarction (heart attack) to improve blood flow to the heart. It is among the class of fibrinolytic drugs known as "clot busters." RETAVASE received marketing authorization from the FDA in October 1996 and was launched in January 1997.

     The excess of purchase price over the estimated fair value amounted to $3.3 billion. This amount has been allocated to identifiable intangibles and goodwill. Approximately $298 million has been identified as the value of IPR&D associated with the acquisitions. This IPR&D charge of $298 million is associated with DePuy and RETAVASE projects.

     The IPR&D charge related to DePuy projects consisted of the following: the Hip Cup System which is an Acetabular Cup system that will incorporate a next generation outer shell with alternate bearing surfaces with a fair value of $55 million on the acquisition date and was 60% complete; the Spine Products which include a cervical cage to better restore the alignment of the cervical spine following fusion procedures and development of a user friendly, efficient set of instruments for the implantation of the anterior and posterior lumbar cage with a fair value at acquisition of $70 million and was approximately 50% complete; the remaining $39 million consists of 30 projects with fair values under $3 million each that at acquisition ranged from 20% to 80% complete. At January 2, 2000, these projects were 75%, 80% and 25% to 85% complete, respectively.

     The IPR&D charge of $134 million associated with the Centocor merger was related to the valuation of Centocor's acquisition of RETAVASE from Roche. The RETAVASE project represents planned development of a combination cardiovascular therapy employing the fibrinolytic drug RETAVASE in combination with REOPRO (abciximab). This project was 75% complete at acquisition and 85% completed at January 2, 2000. The remaining effort to complete these projects is not expected to be material.

     The value of the IPR&D projects was calculated with the assistance of third party appraisers and was based on the estimated percentage completion of the various research and development projects being pursued using cash flow projections discounted for the risk inherent in such projects. The discount rates used ranged between 13% and 20%.

     Divestitures in 1999 and 1998 did not have a material effect on the Company's results of operations, cash flows or financial position.

18 LEGAL PROCEEDINGS

     The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by reserves established under its self-insurance program and by commercially available excess liability insurance.

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

     The Company's subsidiary, Johnson & Johnson Vision Care Inc. (Vision Care), together with another contact lens manufacturer, a trade association and various individual defendants, is a defendant in several consumer class actions and an action brought by multiple State Attorneys General on behalf of consumers alleging violations of federal and state antitrust laws. These cases, which were filed between July 1994 and December 1996 and are consolidated before the United States District Court for the Middle District of Florida, assert that enforcement of Vision Care's long-standing policy of selling contact lenses only to licensed eye care professionals is a result of an unlawful conspiracy to eliminate alternative distribution channels from the disposable contact lens market. The Company believes that these actions are without merit and is defending them vigorously.

     Johnson & Johnson Vision Care is also a defendant in a nationwide consumer class action brought on behalf of purchasers of its ACUVUE brand contact lenses. The plaintiffs in that action, which was filed in 1996 in New Jersey State Court, allege that Vision Care sold its 1-DAY ACUVUE lens at a substantially cheaper price than ACUVUE and misled consumers into believing these were different lenses when, in fact, they were allegedly "the same lenses." Plaintiffs are seeking substantial damages and an injunction against supposed improper conduct. The Company believes these claims are without merit and is defending the action vigorously.

     The Company's Ortho Biotech subsidiary is party to an arbitration proceeding filed against it in 1995 by Amgen, Ortho's licensor of U.S. non-dialysis rights to EPO, in which Amgen seeks to terminate Ortho's U.S. license rights and collect substantial damages based on alleged deliberate EPO sales by Ortho during the early 1990's into Amgen's reserved dialysis market. The Company believes no basis exists for terminating Ortho's U.S. license rights or for obtaining damages and is vigorously contesting Amgen's claims. However, Ortho's U.S. license rights to EPO are material to the Company; thus, an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

     The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

     The Company believes that the above proceedings, except as noted above, would not have a material adverse effect on its results of operations, cash flows or financial position.

19 EARNINGS PER SHARE

     The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended January 2, 2000, January 3, 1999 and December 28, 1997:

                                                         1999(1)     1998(2)     1997
                                                         --------    -------    -------
                                                              (SHARES IN MILLIONS)
Basic earnings per share...............................  $   3.00       2.16       2.40
Average shares outstanding -- basic....................   1,390.1    1,389.8    1,380.6
Potential shares exercisable under stock option
  plans................................................      68.7       68.8       70.5
Less: shares repurchased under treasury stock method...     (40.6)     (41.4)     (35.7)
Adjusted average shares outstanding -- diluted.........   1,418.2    1,417.2    1,415.4
                                                         --------    -------    -------
Diluted earnings per share.............................  $   2.94       2.12       2.34
                                                         ========    =======    =======

     The diluted earnings per share calculation does not include approximately 6 million shares related to convertible debt and 11 million shares of options whose exercise price is greater than average market value as the effect would be anti-dilutive.
---------------
(1) 1999 results excluding special charges related to the Centocor merger are:
    Basic EPS at $3.03 and diluted EPS at $2.97 (unaudited).

(2) 1998 results excluding Restructuring and In-Process Research & Development charges are: Basic EPS at $2.66 and diluted EPS at $2.61 (unaudited).

20 CAPITAL AND TREASURY STOCK

     Changes in treasury stock were:

                                                                    TREASURY STOCK
                                                              ---------------------------
                                                                SHARES           AMOUNT
                                                              ----------        ---------
                                                              (DOLLARS IN MILLIONS EXCEPT
                                                                  NUMBER OF SHARES IN
                                                                      THOUSANDS)
Balance at December 29, 1996................................   158,136           $1,154
Employee compensation and stock option plans................   (11,794)            (658)
Repurchase of common stock..................................    10,520              628
Business combinations.......................................   (11,998)            (129)
                                                               -------           ------
Balance at December 28, 1997................................   144,864              995
Employee compensation and stock option plans................   (11,906)            (862)
Repurchase of common stock..................................    12,602              930
Business combinations.......................................        --               (3)
                                                               -------           ------
Balance at January 3, 1999..................................   145,560            1,060
Employee compensation and stock option plans................    (9,255)            (821)
Repurchase of common stock..................................     8,928              840
Business combinations.......................................        --               (2)
                                                               -------           ------
Balance at January 2, 2000..................................   145,233           $1,077
                                                               =======           ======

     Shares of common stock authorized and issued were 1,534,916,000 shares at the end of 1999 and 1,534,824,000 shares at the end of 1998, 1997 and 1996.

21 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected unaudited quarterly financial data for the years 1999 and 1998 are summarized below:

                                                    1999                                        1998
                                  ----------------------------------------   -------------------------------------------
                                   FIRST    SECOND     THIRD      FOURTH       FIRST      SECOND     THIRD      FOURTH
                                  QUARTER   QUARTER   QUARTER   QUARTER(1)   QUARTER(2)   QUARTER   QUARTER   QUARTER(3)
                                  -------   -------   -------   ----------   ----------   -------   -------   ----------
                                                      (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Segment sales to customers
Consumer........................  $1,728     1,687     1,704      1,744        1,639       1,571     1,587      1,731
Pharmaceutical..................   2,577     2,829     2,735      2,552        2,149       2,253     2,185      2,313
Professional....................   2,434     2,455     2,445      2,581        2,052       2,050     2,039      2,426
                                  ------     -----     -----      -----        -----       -----     -----      -----
Total sales.....................  $6,739     6,971     6,884      6,877        5,840       5,874     5,811      6,470
                                  ======     =====     =====      =====        =====       =====     =====      =====
Gross profit....................   4,669     4,848     4,816      4,696        4,042       4,047     4,021      4,281
Earnings before provision for
  taxes on income...............   1,622     1,629     1,531        971        1,294       1,391     1,321        176
Net earnings....................   1,138     1,164     1,111        754          919       1,018       964        102
                                  ======     =====     =====      =====        =====       =====     =====      =====
Basic net earnings per share....  $  .82       .84       .80        .54          .66         .73       .69        .07
                                  ======     =====     =====      =====        =====       =====     =====      =====
Diluted net earnings per
  share.........................  $  .80       .82       .78        .53          .65         .72       .68        .07
                                  ======     =====     =====      =====        =====       =====     =====      =====

---------------
(1) 1999 results excluding special charges related to the Centocor merger:
    Earnings before taxes $1,020; Net earnings $796; Basic EPS $.57 and Diluted EPS $.56.

(2) 1998 Q1 results excluding In-Process Research & Development charges:
    Earnings before taxes $1,428; Net earnings $1,006; Basic EPS $.72 and Diluted EPS $.71.

(3) 1998 Q4 results excluding Restructuring and In-Process Research & Development charges: Earnings before taxes $953; Net earnings $712; Basic EPS $.51 and Diluted EPS $.50.

                              REPORT OF MANAGEMENT

     The management of Johnson & Johnson is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements have been prepared in conformity with accounting principles generally accepted in the United States, and include amounts that are based on our best judgments with due consideration given to materiality.

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

     PricewaterhouseCoopers LLP, independent auditors,is engaged to audit our financial statements. PricewaterhouseCoopers LLP maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion in the report that follows.

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

                          INDEPENDENT AUDITOR'S REPORT

To the Shareowners and Board of Directors of Johnson & Johnson:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries at January 2, 2000 and January 3, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

[PricewaterhouseCooper LLP]

New York, New York
January 24, 2000

                       JOHNSON & JOHNSON AND SUBSIDIARIES

                            SEGMENTS OF BUSINESS(1)

                                                                 SALES TO CUSTOMERS(2)
                                                              ---------------------------
                                                               1999       1998      1997
                                                              -------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
Consumer -- Domestic........................................  $ 3,670     3,325     3,240
            International...................................    3,194     3,201     3,258
                                                              -------    ------    ------
        Total...............................................    6,864     6,526     6,498
                                                              -------    ------    ------
Pharmaceutical -- Domestic..................................    6,419     4,993     4,015
                International...............................    4,275     3,907     3,882
                                                              -------    ------    ------
        Total...............................................   10,694     8,900     7,897
                                                              -------    ------    ------
Professional -- Domestic....................................    5,296     4,530     4,640
             International..................................    4,617     4,039     3,795
                                                              -------    ------    ------
        Total...............................................    9,913     8,569     8,435
                                                              -------    ------    ------
Worldwide total.............................................  $27,471    23,995    22,830
                                                              =======    ======    ======

                                                                OPERATING PROFIT             IDENTIFIABLE ASSETS
                                                           ---------------------------    --------------------------
                                                           1999(4)    1998(5)    1997      1999      1998      1997
                                                           -------    -------    -----    ------    ------    ------
                                                                             (DOLLARS IN MILLIONS)
Consumer.................................................  $  683        414       551     4,901     4,904     4,745
Pharmaceutical...........................................   3,595      2,933     2,572     7,483     5,918     6,324
Professional.............................................   1,632        941     1,543    12,458    13,244     7,773
                                                           ------      -----     -----    ------    ------    ------
Segments total...........................................   5,910      4,288     4,666    24,842    24,066    18,842
Expenses not allocated to segments(3)....................    (157)      (106)      (79)
General corporate........................................                                  4,321     3,226     3,266
                                                           ------      -----     -----    ------    ------    ------
Worldwide total..........................................  $5,753      4,182     4,587    29,163    27,292    22,108
                                                           ======      =====     =====    ======    ======    ======

                                                               ADDITIONS TO PROPERTY,        DEPRECIATION AND
                                                                 PLANT & EQUIPMENT             AMORTIZATION
                                                              ------------------------    -----------------------
                                                               1999     1998     1997     1999     1998     1997
                                                              ------    -----    -----    -----    -----    -----
                                                                             (DOLLARS IN MILLIONS)
Consumer....................................................  $  412      268      267      277      273      265
Pharmaceutical..............................................     666      600      484      341      352      282
Professional................................................     576      627      573      786      629      495
                                                              ------    -----    -----    -----    -----    -----
Segments total..............................................   1,654    1,495    1,324    1,404    1,254    1,042
General corporate...........................................      74       50       91       40       31       40
                                                              ------    -----    -----    -----    -----    -----
Worldwide total.............................................  $1,728    1,545    1,415    1,444    1,285    1,082
                                                              ======    =====    =====    =====    =====    =====

GEOGRAPHIC AREAS(2)

                                                               SALES TO CUSTOMERS(2)           LONG-LIVED ASSETS
                                                            ---------------------------    --------------------------
                                                             1999       1998      1997      1999      1998      1997
                                                            -------    ------    ------    ------    ------    ------
                                                                              (DOLLARS IN MILLIONS)
United States.............................................  $15,385    12,848    11,895     9,321     8,531     5,728
Europe....................................................    6,711     6,354     5,995     3,698     4,135     2,390
Western Hemisphere excluding U.S. ........................    2,023     2,105     2,044       550       429       457
Asia-Pacific, Africa......................................    3,352     2,688     2,896       439       402       384
                                                            -------    ------    ------    ------    ------    ------
Segments total............................................   27,471    23,995    22,830    14,008    13,497     8,959
General corporate.........................................                                    282       262       250
Other non long-lived assets...............................                                 14,873    13,533    12,899
                                                            -------    ------    ------    ------    ------    ------
Worldwide total...........................................  $27,471    23,995    22,830    29,163    27,292    22,108
                                                            =======    ======    ======    ======    ======    ======

---------------
(1) See Management's Discussion and Analysis, pages 26 to 28, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. No single customer or country represents 10% or more of total sales.

(3) Amounts not allocated to segments include interest income/expense, minority interests and general corporate income and expense.

(4) 1999 Pharmaceutical results excluding special charges related to the Centocor merger is $3,644.

(5) 1998 results excluding Restructuring and In-Process Research and Development charges: Consumer $658, Pharmaceutical $3,132, and Professional $1,409.

     See Note 14 for details of Restructuring and IPR&D charges by segment.

                       JOHNSON & JOHNSON AND SUBSIDIARIES

            SUMMARY OF OPERATIONS AND STATISTICAL DATA 1989-1999(8)

                                         1999        1998        1997        1996        1995        1994
                                       --------     -------     -------     -------     -------     -------
                                                  (DOLLARS IN MILLIONS EXCEPT PER SHARE FIGURES)
Sales to customers -- Domestic....     $ 15,385      12,848      11,895      10,986       9,225       7,871
Sales to
 customers -- International.......       12,086      11,147      10,935      10,769       9,696       7,930
                                       --------     -------     -------     -------     -------     -------
      TOTAL SALES.................       27,471      23,995      22,830      21,755      18,921      15,801
                                       ========     =======     =======     =======     =======     =======
Cost of products sold.............        8,442       7,604       7,230       7,079       6,264       5,315
Selling, marketing and
 administrative expenses..........       10,503       9,027       8,756       8,427       7,491       6,375
Research expense..................        2,600       2,336       2,209       1,962       1,700       1,348
Purchased in-process research and
 development......................           --         298          --          --          --          37
Interest income...................         (246)       (277)       (213)       (149)       (125)        (66)
Interest expense, net of portion
 capitalized......................          197         129         124         133         160         162
Other expense, net................          222         143         137         283         171          76
Restructuring charge..............           --         553          --          --          --          --
                                       --------     -------     -------     -------     -------     -------
                                         21,718      19,813      18,243      17,735      15,661      13,247
                                       --------     -------     -------     -------     -------     -------
Earnings before provision for
 taxes on income..................        5,753       4,182       4,587       4,020       3,260       2,554
Provision for taxes on income.....        1,586       1,179       1,276       1,138         893         631
                                       --------     -------     -------     -------     -------     -------
Earnings before cumulative effect
 of accounting changes............        4,167       3,003       3,311       2,882       2,367       1,923
Cumulative effect of accounting
 changes (net of tax).............           --          --          --          --          --          --
                                       --------     -------     -------     -------     -------     -------
NET EARNINGS......................     $  4,167       3,003       3,311       2,882       2,367       1,923
                                       ========     =======     =======     =======     =======     =======
PERCENT OF SALES TO CUSTOMERS.....         15.2        12.5(3)     14.5        13.2        12.5        12.2
Basic net earnings per share of
 common stock*....................     $   3.00        2.16        2.40        2.10        1.78        1.46
                                       ========     =======     =======     =======     =======     =======
Diluted net earnings per share of
 common stock*....................     $   2.94        2.12        2.34        2.05        1.75        1.45
                                       ========     =======     =======     =======     =======     =======
Percent return on average
 shareowners' equity..............         27.5        22.3(3)     27.4        28.0        28.5        29.4
                                       ========     =======     =======     =======     =======     =======
PERCENT INCREASE (DECREASE) OVER
 PREVIOUS YEAR:
Sales to customers................         14.5         5.1         4.9        15.0        19.7        11.2
Basic net earnings per share......         38.9(3)    (10.0)(3)    14.3        18.0        21.9        11.5
                                       ========     =======     =======     =======     =======     =======
Diluted net earnings per share....         38.7(3)     (9.4)(3)    14.1        17.1        20.7        11.5
                                       ========     =======     =======     =======     =======     =======
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and
 services(5)......................     $ 13,789      11,736      11,600      11,278       9,903       7,983
Total employment costs............        6,350       5,755       5,446       5,324       4,750       4,318
Depreciation and amortization.....        1,444       1,285       1,082       1,023         869         738
Maintenance and repairs(6)........          317         296         266         282         254         219
Total tax expense(7)..............        2,237       1,821       1,850       1,694       1,415       1,101
TOTAL TAX EXPENSE PER SHARE(7)*...         1.61        1.31        1.34        1.23        1.06         .84
                                       ========     =======     =======     =======     =======     =======
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment,
 net..............................     $  6,719       6,395       5,887       5,713       5,264       4,980
Additions to property, plant and
 equipment........................        1,728       1,545       1,415       1,378       1,261         942
Total assets......................       29,163      27,292      22,108      20,603      18,379      16,203
Long-term debt....................        2,450       1,729       1,181       1,465       2,339       2,431
                                       ========     =======     =======     =======     =======     =======
COMMON STOCK INFORMATION*
Dividends paid per share..........     $   1.09         .97         .85        .735         .64        .565
Shareowners' equity per share.....     $  11.67       10.13        9.26        8.23        6.95        5.56
Market price per share (year-end
 close)...........................     $ 93 1/4      83 7/8      64 7/8      50 1/2      42 3/4      27 3/8
Average shares outstanding
 (millions) -- basic..............      1,390.1     1,389.8     1,380.6     1,375.1     1,329.1     1,317.8
                           -- diluted...  1,418.2   1,417.2     1,415.4     1,402.7     1,349.8     1,329.0
SHAREOWNERS OF RECORD
 (THOUSANDS)......................        169.4       168.9       160.0       142.0       117.7       109.7
                                       ========     =======     =======     =======     =======     =======
EMPLOYEES (THOUSANDS).............         97.8        94.3        91.1        89.8        82.8        82.1
                                       ========     =======     =======     =======     =======     =======

                                     1993        1992        1991        1990        1989
                                    -------     -------     -------     -------     -------
                                        (DOLLARS IN MILLIONS EXCEPT PER SHARE FIGURES)
Sales to customers -- Domestic....    7,270       7,011       6,293       5,485       4,931
Sales to
 customers -- International.......    6,944       6,868       6,207       5,812       4,898
                                    -------     -------     -------     -------     -------
      TOTAL SALES.................   14,214      13,879      12,500      11,297       9,829
                                    =======     =======     =======     =======     =======
Cost of products sold.............    4,807       4,700       4,221       3,947       3,488
Selling, marketing and
 administrative expenses..........    5,807       5,758       5,188       4,508       3,918
Research expense..................    1,248       1,233       1,052         880         764
Purchased in-process research and
 development......................       --          --          70         115          --
Interest income...................      (84)       (101)       (100)       (105)        (92)
Interest expense, net of portion
 capitalized......................      146         144         140         203(4)      143
Other expense, net................       32         132          87         260(4)       94
Restructuring charge..............       --          --          --          --          --
                                    -------     -------     -------     -------     -------
                                     11,956      11,866      10,658       9,808       8,315
                                    -------     -------     -------     -------     -------
Earnings before provision for
 taxes on income..................    2,258       2,013       1,842       1,489       1,514
Provision for taxes on income.....      518         514         510         434         432
                                    -------     -------     -------     -------     -------
Earnings before cumulative effect
 of accounting changes............    1,740       1,499       1,332       1,055       1,082
Cumulative effect of accounting
 changes (net of tax).............       --        (595)         --          --          --
                                    -------     -------     -------     -------     -------
NET EARNINGS......................    1,740         904       1,332       1,055       1,082
                                    =======     =======     =======     =======     =======
PERCENT OF SALES TO CUSTOMERS.....     12.2         6.5(1)     10.7         9.3(2)     11.0
Basic net earnings per share of
 common stock*....................     1.31         .67         .98         .78         .80
                                    =======     =======     =======     =======     =======
Diluted net earnings per share of
 common stock*....................     1.30         .66         .97         .77         .79
                                    =======     =======     =======     =======     =======
Percent return on average
 shareowners' equity..............     31.4        16.1(1)     24.3        22.6(2)     27.5
                                    =======     =======     =======     =======     =======
PERCENT INCREASE (DECREASE) OVER
 PREVIOUS YEAR:
Sales to customers................      2.4        11.0        10.6        14.9         8.5
Basic net earnings per share......     95.5(1)    (31.6)(1)    25.6(2)     (2.5)(2)    12.7
                                    =======     =======     =======     =======     =======
Diluted net earnings per share....     97.0(1)    (32.0)(1)    26.0(2)     (2.5)(2)    12.9
                                    =======     =======     =======     =======     =======
SUPPLEMENTARY EXPENSE DATA:
Cost of materials and
 services(5)......................    7,060       6,875       6,342       5,757       4,915
Total employment costs............    4,114       4,109       3,561       3,229       2,891
Depreciation and amortization.....      635         565         497         477         417
Maintenance and repairs(6)........      203         211         204         186         193
Total tax expense(7)..............      945         936         904         782         710
TOTAL TAX EXPENSE PER SHARE(7)*...      .71         .70         .67         .58         .53
                                    =======     =======     =======     =======     =======
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment,
 net..............................    4,491       4,233       3,784       3,346       2,904
Additions to property, plant and
 equipment........................      977       1,121       1,018         878         765
Total assets......................   12,706      12,389      11,073       9,798       8,075
Long-term debt....................    1,731       1,603       1,560       1,358       1,193
                                    =======     =======     =======     =======     =======
COMMON STOCK INFORMATION*
Dividends paid per share..........     .505        .445        .385         .33         .28
Shareowners' equity per share.....     4.36        4.01        4.32        3.77        3.18
Market price per share (year-end
 close)...........................   22 3/8      25 1/4      28 5/8      17 7/8      14 7/8
Average shares outstanding
 (millions) -- basic..............  1,330.0     1,344.2     1,354.1     1,348.8     1,347.3
                           -- dilu  1,342.1     1,359.5     1,379.9     1,364.3     1,365.1
SHAREOWNERS OF RECORD
 (THOUSANDS)......................    101.7        90.1        74.4        66.2        62.1
                                    =======     =======     =======     =======     =======
EMPLOYEES (THOUSANDS).............     82.1        85.8        84.1        83.1        83.7
                                    =======     =======     =======     =======     =======

---------------
 * Adjusted to reflect the 1996 two-for-one stock split.

(1) Excluding the cumulative effect of accounting changes of $595 million. -- 1992 earnings percent of sales to customers before accounting changes is 10.8%. -- 1992 earnings percent return on average shareowners' equity before accounting changes is 25.4%. -- 1993 basic net earnings per share percent increase over prior year before accounting changes is 17.0% and 18.2% for diluted earnings per share; 1992 is 14.3% for basic earnings per share and 13.4% for diluted earnings per share.

(2) Excluding Latin America non-recurring charges of $125 million. -- 1990 net earnings percent of sales to customers before non-recurring charges is 10.4%. -- 1990 percent return on average shareowners' equity before non-recurring charges is 24.9%. -- 1991 basic net earnings per share percent increase over prior year before non-recurring charges is 12.6% and 12.8% for diluted earnings per share; 1990 is 8.8% for basic earnings per share and 8.9% for diluted earnings per share.

(3) Excluding Restructuring and In-Process Research and Development charges of $697 million. -- 1998 earnings percent of sales to customers before special charges is 15.4%. -- 1998 basic net earnings per share before special charges is $2.66. -- 1998 diluted net earnings per share before special charges is $2.61. -- 1998 percent return on average shareowners' equity before special charges is 26.8%. -- 1998 basic net earnings per share increase over prior year before special charges is 10.8%. -- 1998 diluted net earnings per share increase over prior year before special charges is 11.5%; -- 1998 cost of products sold includes $60 million of inventory write-offs for restructuring; -- 1999 excluding special charges, basic net earnings per share percent increase over prior year is 13.9% and 13.8% for diluted net earnings per share.

(4) Includes Latin America non-recurring charge of $36 million for the liquidation of Argentine debt and $104 million write-down in other expenses for permanent impairment of certain assets and operations in Latin America.

(5) Net of interest and other income.

(6) Also included in cost of materials and services category.

(7) Includes taxes on income, payroll, property and other business taxes.

(8) All periods have been restated to include the effects of the Centocor merger.