Form 10-K, Exhibit 13
period 2001-12-30
JOHNSON & JOHNSON
filed 2002-03-20
CIK 200406

Management's Discussion and Analysis of Results of Operations and Financial Condition


OVERVIEW

Record 2001 sales of $33.0 billion exceeded 2000 sales by $3.2 billion or 10.6% and marked the 69th year of consecutive positive sales growth. This growth was led by the strong performances of the Pharmaceutical and Medical Devices & Diagnostics segments. During 2001, the Company completed its merger with ALZA Corporation, a research-based pharmaceutical company with innovative drug delivery technologies and completed the acquisition of Inverness Medical Technology, a supplier of LifeScan's electromechanical products. These investments are part of the Company's continuing commitment to build a strong science and technology-based business.

         The balance sheet remains strong with cash generated from worldwide operations at a record $8.9 billion in 2001. Cash dividends per share paid to shareowners in 2001 increased by 12.9% over 2000 and represented the 39th consecutive year of cash dividend increases. The Company continues to be one of a few companies with a Triple A credit rating.

         The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. In 2001, $3.6 billion or 10.9% of sales was invested in research and development, recognizing the importance of on-going development of new and differentiated products and services.

         The Company's system of management operates on a decentralized basis. With more than 190 operating companies located in 54 countries, the Company views this management philosophy as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to shareowners.

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


DESCRIPTION OF BUSINESS

The Company and its subsidiaries have 101,800 employees worldwide and are engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to human health and well-being.

         The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of domestic and international companies which span the Consumer, Pharmaceutical and Medical Devices & Diagnostics businesses. Each international subsidiary is, with some exceptions, managed by citizens of the country where it is located.

         In all its product lines, the Company competes with companies both large and small, located in the United States of America and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion and selling.


[SALES TO CUSTOMERS BAR GRAPH]

SALES TO CUSTOMERS
Millions of Dollars

                    1992   1993   1994   1995    1996    1997   1998   1999   2000    2001
Domestic            7138   7378   7986   9372   11215   12183  13251  15921  17707   20204
International       6868   6944   7930   9696   10769   10935  11147  12086  12139   12800

Sales and Earnings

In 2001, worldwide sales increased 10.6% to $33.0 billion, compared to increases of 6.6% in 2000 and 14.8% in 1999. In 2001, sales to three distributors, McKesson HBOC, Cardinal Distribution and AmerisourceBergen Corp., accounted for 10.4%, 10.3% and 10.2%, respectively, of total revenues. Excluding the impact of foreign currencies, worldwide sales increased 13.2% in 2001, 9.9% in 2000 and 16.7% in 1999.


[NET EARNINGS BAR GRAPH]

NET EARNINGS
Millions of Dollars

                    1992   1993   1994   1995   1996   1997   1998   1998*    1999   2000   2001
Earnings             977   1786   1961   2418   2958   3105   3101   3798     4273   4953   5668

* 1998 results excluding Restructuring and In-Process R&D charges.


Worldwide net earnings for 2001 were $5.7 billion, reflecting a 14.4% increase over 2000. Worldwide net earnings per share for 2001 equaled $1.84 per share, an increase of 14.3% from the

$1.61 net earnings per share in 2000. Excluding the impact of special charges, worldwide net earnings were $5.9 billion and net earnings per share were $1.91, representing an increase of 18.0% and 17.2%, respectively, over 2000. The after-tax special charges taken in 2001 include $126 million related to the ALZA merger completed on June 22, 2001, and $105 million of in-process research and development (IPR&D) costs associated with the acquisitions of Inverness Medical Technology and TERAMed, Inc. that were completed in the fourth quarter.

         Worldwide net earnings for 2000 were $5.0 billion, reflecting a 15.9% increase over 1999. Worldwide net earnings per share for 2000 equaled $1.61 per share, an increase of 15.8% from the $1.39 net earnings per share in 1999. Excluding the impact of special charges, worldwide net earnings were $5.0 billion and net earnings per share were $1.63, representing an increase of 14.9% and 14.8%, respectively, over 1999. The special charges taken in 2000 included IPR&D costs associated with the acquisitions of Atrionix, Inc. and Crescendo of $66 million, net of a favorable adjustment of $21 million to the costs associated with the 1998 global manufacturing restructuring charge. Other income and expense included gains related to the sale of certain equity securities.

         Worldwide net earnings for 1999 were $4.3 billion, reflecting a 37.8% increase over 1998. Worldwide net earnings per share for 1999 equaled $1.39 per share, an increase of 36.3% from the $1.02 net earnings per share in 1998. Excluding the impact of special charges, worldwide net earnings were $4.3 billion and net earnings per share were $1.42, representing an increase of 14.8% and 14.5%, respectively over 1998. The special charges included costs associated with the Centocor and SEQUUS mergers in 1999 and the reconfiguration of the worldwide manufacturing network and IPR&D charges in 1998.

         Average diluted shares of common stock outstanding were 3.1 billion in 2001, 2000 and 1999.

         Sales by domestic companies were $20.2 billion in 2001, $17.7 billion in 2000 and $15.9 billion in 1999. This represents an increase of 14.1% in 2001, 11.2% in 2000 and 20.1% in 1999.

         Sales by international companies were $12.8 billion in 2001, $12.1 billion in 2000 and $12.1 billion in 1999. This represents an increase of 5.4% in 2001, 0.4% in 2000 and 8.4% in 1999. Excluding the impact of the foreign currency fluctuations over the past three years, international company sales increased 11.8% in 2001, 7.9% in 2000 and 12.4% in 1999.

         All geographic areas throughout the world posted operational gains during 2001. Excluding the effect of exchange rate fluctuations between the U.S. dollar and foreign currencies, sales increased 11.2% in Europe, 10.6% in the Western Hemisphere (excluding the U.S.) and 13.0% in the Asia-Pacific, Africa regions.

         The Company achieved an annual compound growth rate of 10.1% for worldwide sales for the 10-year period since 1991 with domestic sales growing at a rate of 12.2% and international sales growing at a rate of 7.5%. Worldwide net earnings achieved a 10-year annual growth rate of 16.1%, while earnings per share grew at a rate of 15.4%. For the last five years, the annual compound growth rate for sales was 8.5%. The annual compound growth rate for net earnings was 13.9%, and the annual compound growth rate for earnings per share was 13.4%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for sales for the 5-year period and 10-year period was 11.3% and 11.9%, respectively.


DISTRIBUTION OF SALES REVENUES

The distribution of sales revenues for 2001, 2000 and 1999 was:

                             2001       2000       1999
                             ----       ----       ----
Employment costs             23.5%      23.8%      23.3%

Costs of materials
 and services                46.4       47.3       49.7

Depreciation and
 amortization of
 property and
 intangibles                  4.9        5.3        5.4

Taxes other than
 payroll                      7.3        6.9        6.2

Earnings reinvested
 in business                 11.0       10.8       10.0

Cash dividends paid           6.2        5.8        5.3

Special charges/IPR&D         0.7        0.1        0.1
                             ----       ----       ----


COST AND EXPENSES

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities, excluding the special charges and IPR&D, were as follows:

(Millions of Dollars)        2001         2000        1999
---------------------        ----         ----        ----
Research expense         $  3,591        3,105       2,768

Percent increase
 over prior year             15.7%        12.2%       10.5%

Percent of sales             10.9         10.4         9.9


Research expense as a percent of sales for the Pharmaceutical segment was 16.6% for 2001, 16.4% for 2000 and 15.7% for 1999 while averaging 6.2%, 6.0% and 6.0%
in the other two segments for 2001, 2000 and 1999, respectively.


[RESEARCH EXPENSE BAR GRAPH]

RESEARCH EXPENSE
Millions of Dollars
                    1992     1993     1994     1995     1996     1997     1998     1999     2000     2001
Expenses            1282     1296     1416     1788     2109     2373     2506     2768     3105     3591

Advertising expenses, which are comprised of television, radio, print media, as well as Internet advertising, were $1.43 billion in 2001, $1.37 billion in 2000 and $1.43 billion in 1999.

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

         The worldwide effective income tax rate was 28.2% in 2001, 27.9% in 2000 and 27.3% in 1999. Refer to Note 8 for additional information.


SEGMENTS OF BUSINESS

Financial information for the Company's three worldwide business segments is summarized below. See Note 12 for additional information on segments of business.


[SALES BY SEGMENT OF BUSINESS BAR GRAPH]

SALES BY SEGMENT OF BUSINESS
Millions of Dollars
                        1999       2000      2001
                        ----       ----      ----
Consumer                 24.5%      23.1%     21.1%
Pharmaceutical           40.1%      42.4%     45.0%
Medical Devices
  & Diagnostics          35.4%      34.5%     33.9%
                      -------    -------   -------
Total Amount          $28,007    $29,846   $33,004
                      =======    =======   =======

SALES                                               Increase
(Millions of Dollars)      2001       2000      Amount    Percent
---------------------      ----       ----      ------    -------
Consumer                 $ 6,962      6,904         58        0.8%
Pharmaceutical            14,851     12,661      2,190       17.3
Med Devices & Diag        11,191     10,281        910        8.9
                         -------      -----      -----
Worldwide total          $33,004     29,846      3,158       10.6%
                         =======     ======      =====

[OPERATING PROFIT BY SEGMENT OF BUSINESS BAR GRAPH]


OPERATING PROFIT BY SEGMENT OF BUSINESS
Millions of Dollars      1999(3)     2000(2)      2001(1)
-------------------      -------     -------      -------
Consumer                    11.3%      12.4%        12.7%
Pharmaceutical              61.7%      63.2%        62.1%
Med Devices & Diag          27.0%      24.4%        25.2%
                         -------     ------       ------
Worldwide total          $ 6,050     $6,957       $7,933
                         =======     ======       ======

(1) 2001 results include special charges related to the ALZA merger and In-Process Research and Development. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.2% and Medical Devices & Diagnostics segment was 18.8%.

(2) 2000 results include special charges related to In-Process Research and Development and a gain related to restructuring. Excluding these charges, operating profit as a percentage of sales was: Consumer segment 12.2%, Pharmaceutical segment 34.8% and Medical Devices & Diagnostics segment 17.0%.

(3) 1999 results include special charges related to the Centocor and SEQUUS mergers. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.0%.

OPERATING PROFIT                                             Percent
                                                             of Sales
                                                             --------
(Millions of Dollars)    2001(1)        2000(2)           2001        2000
---------------------    -------        -------           ----        ----
Consumer                 $ 1,004            867           14.4%       12.6%
Pharmaceutical             4,928          4,394           33.2        34.7
Med Devices & Diag         2,001          1,696           17.9        16.5
                         -------        -------
Segments total             7,933          6,957           24.0        23.3
Expenses not
 allocated to
 segments                    (35)           (89)
                         -------        -------
Earnings before
 taxes on income         $ 7,898          6,868           23.9%       23.0%
                         =======        =======


(1) 2001 results include special charges related to the ALZA merger and In-Process Research and Development. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.2% and Medical Devices & Diagnostics segment was 18.8%.

(2) 2000 results include special charges related to In-Process Research and Development and a gain related to restructuring. Excluding these charges, operating profit as a percentage of sales was: Consumer segment 12.2%, Pharmaceutical segment 34.8% and Medical Devices & Diagnostics segment 17.0%.


CONSUMER

The Consumer segment's principal products are personal care and hygienic products, including nonprescription drugs, adult skin and hair care products, baby care products, oral care products, first aid products and sanitary protection products. Major brands include NEUTROGENA skin and hair care products; AVEENO skin care products; BAND-AID Brand Adhesive Bandages; BENECOL food products; CAREFREE Panty Shields; CLEAN & CLEAR teen skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; JOHNSON'S pH5.5 skin and hair care products; MONISTAT, a remedy for vaginal yeast infections; adult and children's MOTRIN IB analgesic products; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson o Merck Consumer Pharmaceuticals Co.; o.b. Tampons; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; SPLENDA, a non-caloric sugar substitute; STAYFREE sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

         Consumer segment sales in 2001 were $7.0 billion, an increase of 0.8% over 2000. Domestic sales increased by 0.8% while international sales gains in local currency of 7.6% were offset by a negative currency impact of 6.7%. Consumer sales experienced strong growth in McNeil Nutritionals' SPLENDA sweetener products and the recently acquired VIACTIV brand calcium supplement. Solid growth also was achieved in the skin care franchise, which includes the NEUTROGENA, RoC, AVEENO and CLEAN & CLEAR product lines.

         During the fourth quarter of 2001, the Company introduced NEUTROGENA Men's Line, consisting of eight premium skin care products that provide dermatologist tested, clinically proven solutions to men's skin care problems.

         Consumer segment sales in 2000 were $6.9 billion, an increase of 0.6% over 1999. Domestic sales increased by 2.5% while international sales gains in local currency of 5.0% were offset by a negative currency impact of 6.6%. Consumer sales were led by continued strength in the skin care franchise, which includes the NEUTROGENA, RoC, AVEENO and CLEAN & CLEAR product lines, as well as strong performances from the JOHNSON'S line of baby skin care products. During 2000, the Company acquired the ST. JOSEPH aspirin business. The acquisition is the first entry into the cardio-protective aspirin market by McNeil Consumer & Specialty Pharmaceuticals, the world leader in over-the-counter analgesics.

         Consumer segment sales in 1999 were $6.9 billion, an increase of 5.2% over 1998. Domestic sales increased by 10.4% while international sales declined by 0.2%. International sales gains in local currency of 7.0% were offset by a negative currency impact of 7.2%. During 1999, the Company launched various products that included BENECOL, the dietary ingredient stanol ester that aids in the reduction of cholesterol, and also completed the acquisition of the AVEENO brand products.


PHARMACEUTICAL

The Pharmaceutical segment's principal worldwide franchises are in the antifungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public. Prescription drugs in the antifungal field include NIZORAL (ketoconazole), SPORANOX (itraconazole), TERAZOL (terconazole) and DAKTARIN (miconazole nitrate) antifungal products. Prescription drugs in the anti-infective field include FLOXIN (ofloxacin) and LEVAQUIN (levofloxacin). Prescription drugs in the cardiovascular field include RETAVASE (reteplase), a recombinant biologic cardiology care product for the treatment of acute myocardial infarction to improve blood flow to the heart, and REOPRO (abciximab) for the treatment of acute cardiac disease. Prescription drugs in the contraceptive field include ORTHO-NOVUM (norethindrone/ethinyl estradiol) and TRICILEST (norgestimate/ethinyl estradiol, sold in the U.S. as ORTHO TRI-CYCLEN) group of oral contraceptives. Prescription drugs in the dermatology field include RETIN-A MICRO (tretinoin), a dermatological cream for acne. Prescription drugs in the gastrointestinal field include ACIPHEX (rabeprazole sodium, sold outside the U.S. as PARIET), a proton pump inhibitor for treating erosive gastroesophageal reflux disease (GERD) and duodenal ulcers; IMODIUM (loperamide
HCl), an antidiarrheal; MOTILIUM (domperidone), a gastrointestinal mobilizer; and REMICADE (infliximab), a novel monoclonal antibody for treatment of certain Crohn's disease patients. REMICADE is also indicated for the treatment of rheumatoid arthritis.

         Prescription drugs in the hematology field include EPREX (Epoetin alfa, sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production. Prescription drugs in the immunology field include ORTHOCLONE OKT3 (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants. Prescription drugs in the neurology field include TOPAMAX (topiramate), REMINYL (galantamine) and STUGERON (cinnarizine). Prescription drugs in the oncology field include DOXIL (doxorubicin), an anti-cancer treatment, ERGAMISOL (levamisole hydrochloride), a colon cancer drug, and LEUSTATIN (cladribine), for hairy cell leukemia. Prescription drugs in the psychotropics (central nervous system) field include antipsychotic drugs RISPERDAL (risperidone) and HALDOL (haloperidol), and CONCERTA (methylphenidate) for attention deficit hyperactivity disorder. Prescription drugs in the pain management field include DURAGESIC (fentanyl transdermal system, sold abroad as DUROGESIC), a transdermal patch for chronic pain; and ULTRAM (tramadol hydrochloride), an analgesic for moderate to moderately severe pain. Prescription drugs in the urology field include DITROPAN XL (oxybutynin) for the treatment of overactive bladder.

         Johnson & Johnson markets over 100 prescription drugs around the world, with 31.0% of the sales generated outside the United States of America. Thirty-three drugs sold by the Company had 2001 sales in excess of $50 million, with 20 of them in excess of $100 million.

         Pharmaceutical segment sales in 2001 were $14.9 billion, an increase of 17.3% over 2000 including 21.3% growth in domestic sales. Operationally, international sales increased 14.2% but were partially offset by a negative currency impact of 4.9%. Worldwide sales gains in local currency of 19.0% were partially offset by a negative currency impact of 1.7%.

         Sales growth reflects the strong performance of PROCRIT/EPREX, RISPERDAL, DURAGESIC, CONCERTA, REMICADE, ULTRAM, TOPAMAX, and ACIPHEX/PARIET. Sales of PROCRIT/EPREX accounted for 10.4% of total Company revenues for 2001.

         During the fourth quarter of 2001, the Company received U.S. Food and Drug Administration (FDA) approval for ORTHO EVRA, the first birth control patch. ORTHO EVRA is a thin, beige patch that delivers continuous levels of the hormones norelgestromin and ethinyl estradiol (progestin and estrogen, respectively) through the skin and into the bloodstream. The patch is worn for one week at a time and is replaced on the same day of the week for three consecutive weeks. The fourth week is "patch-free."

         The Company also filed several new drug applications with the FDA in December 2001. These include LEVAQUIN for the treatment of nosocomial pneumonia, an orally disintegrating formulation of RISPERDAL and a synthetic oral solution of REMINYL for Alzheimer's disease.

         Pharmaceutical segment sales in 2000 were $12.7 billion, an increase of 12.7% over 1999 including 21.4% growth in domestic sales. Operationally, international sales increased 7.6% but were more than offset by a negative currency impact of 8.9%. Worldwide sales gains in local currency of 16.1% were partially offset by a negative currency impact of 3.4%. Sales growth reflects the strong performance of PROCRIT/EPREX, RISPERDAL, DURAGESIC, LEVAQUIN, REMICADE, ULTRAM, TOPAMAX, ACIPHEX/PARIET and the oral contraceptive line of products. Sales growth was partially offset by restricted access to or limited indications for PROPULSID/PREPULSID in a number of markets around the world.

         Pharmaceutical segment sales in 1999 were $11.2 billion, an increase of 20.7% over 1998, including 28.9% growth in domestic sales. International sales increased 9.4% as sales gains in local currency of 13.5% were offset by a negative currency impact of 4.1%. Worldwide growth reflected the strong performance of PROCRIT, RISPERDAL, DURAGESIC, LEVAQUIN, and the oral contraceptive line of products.

         Significant research activities continued in the Pharmaceutical segment, increasing to $2.5 billion or 16.6% of sales in 2001. This represents an increase of 18.6% over 2000 and a compound annual growth rate of approximately 13.6% for the five-year period since 1996. Johnson & Johnson Pharmaceutical Research & Development, L.L.C., formerly known as the Janssen Research Foundation and the R.W. Johnson Pharmaceutical Research Institute, is the worldwide pharmaceutical research organization with additional research conducted by Centocor, ALZA and through a collaboration with the James Black Foundation in London, England.


MEDICAL DEVICES & DIAGNOSTICS

The Medical Devices & Diagnostics segment includes a broad range of products used by or under the direction of health care professionals. These include suture and mechanical wound closure products, surgical equipment and devices, wound management and infection prevention products, interventional and diagnostic cardiology products, diagnostic equipment and supplies, joint replacements and disposable contact lenses. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Acquisitions in the Medical Devices & Diagnostics segment during recent years have been an integral part of an ongoing process to transform this segment from what was once principally a medical supply business to one serving a range of higher technology medical specialties.

         Worldwide sales in 2001 of $11.2 billion in the Medical Devices & Diagnostics segment represented an increase of 8.9% over 2000. Domestic sales were up 12.2%, while international sales increased 5.0% as sales gains in local currency of 12.0% were offset by a negative currency impact of 7.0%. Worldwide sales gains in local currency of 12.1% were reduced by 3.2% due to the strength of the U.S. dollar. Strong sales growth from Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's wound closure, surgical sports medicine and women's health products; Ethicon Endo-Surgery's minimally invasive surgical and vascular access products, and LifeScan's blood glucose monitoring products were the primary contributors to the Medical Devices and Diagnostics segment growth.

         In the fourth quarter of 2001, Cordis announced the FDA approval of the Bx VELOCITY Coronary Stent with HEPACOAT on the RAPTORRAIL Stent Delivery System (rapid exchange). The stent is coated with heparin, a blood-thinning agent used to reduce the risk of clot formation. In addition, Cordis completed the acquisition of TERAMed, Inc., a privately held company developing a proprietary, catheter-based system for the treatment of abdominal aortic aneurysms.

         In November 2001, the Company completed the acquisition of Inverness Medical Technology, a manufacturer and developer of advanced blood glucose monitoring products. Inverness is now a wholly owned subsidiary of Johnson & Johnson and together with Johnson & Johnson's LifeScan business unit forms our leading blood glucose monitoring franchise.Inverness Medical Technology was acquired in order to provide technology for the development of future products.

         Additionally, Vistakon introduced ACUVUE 2 COLOURS Brand Contact Lenses, which provides exceptional comfort and handling in a soft frequent replacement color contact lens. ACUVUE 2 COLOURS is a two-week, daily wear lens available with or without vision correction in seven natural-looking colors. The unique COLOURS-WRAPPED-IN-COMFORT design eliminates the color touching the eye, while offering natural color depth.

         Worldwide sales in 2000 of $10.3 billion in the Medical Devices & Diagnostics segment represented an increase of 3.7% over 1999. Domestic sales were up 4.0%, while international sales increased 3.4% as sales gains in local currency of 10.3% were offset by a negative currency impact of 6.9%. Worldwide sales gains in local currency of 6.9% were reduced by 3.2% due to the strength of the U.S. dollar. Strong sales growth from Cordis' coronary and endovascular stents, DePuy's spinal products, Ethicon's MITEK suture anchors and Gynecare's women's health products, Ethicon Endo-Surgery's MAMMOTOME breast biopsy system and ULTRACISION Harmonic Scalpel and Vistakon's disposable contact lens products were the primary contributors to the Medical Devices & Diagnostics segment growth.

         Worldwide sales in 1999 of $9.9 billion in the Medical Devices & Diagnostics segment represented an increase of 15.7% over 1998. Domestic sales increased 16.9%, while international sales gains in local currency of 15.7% were partially offset by the strength of the U.S. dollar. In the fourth quarter, Cordis launched the new Bx VELOCITY coronary stent in Europe, where it has been well received by the medical community. Ethicon's new products included: PRONOVA Poly (hexafluoropropylene-VDF) Suture, a synthetic nonabsorbable monofilament for cardiovascular and vascular surgery and SURGIFOAM Absorbable Gelatin Sponge USP, which has been proven in surgery for over 50 years in Europe and has given Ethicon a full line of hemostasis products. In 1999, Ethicon also received approval for Gynecare's THERMACHOICE II Uterine Balloon Therapy System, the latex-free next generation ablation technology system used for excessive uterine bleeding.


GEOGRAPHIC AREAS

The Company's sales by major geographic area are presented below:


SALES                                              Increase
                                                   --------
(Millions of Dollars)     2001       2000      Amount    Percent
---------------------     ----       ----      ------    -------
United States           $20,204     17,707      2,497       14.1%
Europe                    6,853      6,365        488        7.7
Western Hemisphere
 excluding U.S.           2,142      2,084         58        2.8
Asia-Pacific, Africa      3,805      3,690        115        3.1
                          -----      -----      -----
Worldwide total         $33,004     29,846      3,158       10.6%
                          =====      =====      =====

International sales were negatively impacted by the translation of local currency operating results into U.S dollars in all regions. Average exchange rates to the dollar have declined each year since 1995. See Note 12 for additional information on geographic areas.

[SALES BY GEOGRAPHIC AREA OF BUSINESS BAR GRAPH]

SALES BY GEOGRAPHIC AREA OF BUSINESS
Millions of Dollars

                             1999       2000       2001
United States                56.8%      59.3%      61.2%
Europe                       24.6%      21.3%      20.8%
Western Hemisphere            7.2%       7.0%       6.5%
  excluding U.S.
Asia-Pacific, Africa         12.0       12.4%      11.5%
                             ----       ----       ----
Total Sales in dollars    $28,007    $29,846    $33,004
                          =======    =======    =======


LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and selected borrowings provides the major source of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $8.0 billion at the end of 2001 as compared with $6.8 billion at the end of 2000. For the year ended December 30, 2001, there was a change in the timing of salary increases and bonuses to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation and performance. The result of this change was an increase of approximately $450 million in accrued salaries, wages and commissions in the balance sheet at December 30, 2001 and results in a corresponding increase in cash flows from operating activities.

         Total unused credit available to the Company approximates $3.0 billion, including $1.5 billion of credit commitments with various banks worldwide that expire on October 3, 2002. The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTNs were issued in 2001. At December 30, 2001, the Company had $1.8 billion remaining on its shelf registration. The Company continues to be one of a few companies with a Triple A credit rating.

         Total borrowings at the end of 2001 and 2000 were $2.8 billion and $4.7 billion, respectively. In 2001 net cash (cash and current marketable securities net of debt) was $5.2 billion. In 2000, net cash (cash and current marketable securities net of debt) was $2.1 billion. Total debt represented 10.3% of total capital (shareowners' equity and total debt) in 2001 and 18.6% of total capital in 2000. Shareowners' equity per share at the end of 2001 was $7.95 compared with $6.77 at year-end 2000, an increase of 17.4%. For the period ended December 30, 2001, there were no material cash commitments. A summary of borrowings can be found in Note 6.

         On February 13, 2002, the Company announced a stock repurchase program of up to $5 billion with no time limit on this program.


FINANCIAL INSTRUMENTS

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from December 30, 2001 market rates would increase the unrealized value of the Company's forward contracts by $233 million. Conversely, a 10% depreciation of the U.S. Dollar from December 30, 2001 market rates would decrease the unrealized value of the Company's forward contracts by $285 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future earnings and cash flows.

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


CHANGING PRICES AND INFLATION

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1991 - 2001, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period.

         Inflation rates, even though moderate in many parts of the world during 2001, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.


KEY ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

As previously described, the Company is engaged in the manufacture and sale of products in the healthcare field. Due to the nature of the business, it is unlikely that any accounting policies, that are open to interpretation, could have a material effect on the Company's results of operations. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and the fact that all research and development expenses are expensed as incurred. Note 1 to the consolidated financial statements describes the Company's other significant accounting policies.

         During 2001, the Emerging Issues Task Force (EITF) reached a consensus on "Accounting for Certain Sales Incentives" (EITF 00-14) that addresses the recognition, measurement and statement of earnings classification of certain sales incentives. Additionally, EITF Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" (EITF 00-25) addresses the classification in the statement of earnings of consideration from a vendor to an entity that purchases the vendor's products for resale. These pronouncements are effective beginning with the first quarter of 2002. The impact of these pronouncements on the Company's financial statements will result in a corresponding reduction in sales and expenses estimated at $160 million, $132 million and $132 million for 2001, 2000 and 1999, respectively, for EITF 00-14, and $518 million, $533 million and $518 million for 2001, 2000 and 1999, respectively, for EITF 00-25.

         In June 2001, the Financial Accounting Standards Board (FASB) issued pronouncement SFAS No. 141, "Business Combinations" (SFAS 141) which requires that the purchase method of accounting must be used for all business combinations initiated after June 30, 2001 and eliminates the use of the pooling-of-interests method of accounting. SFAS 141 also further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142, "Goodwill and other Intangible Assets" (SFAS 142) effective January 1, 2002 was also issued by the FASB in June 2001. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized while the amortization of goodwill and other intangible assets acquired prior to June 30, 2001 will be eliminated upon adoption of SFAS 142. The rules established by SFAS 142 were applied immediately to goodwill and other intangible assets acquired after June 30, 2001. See Notes 7 and 17 for additional information.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting of an entity's legal obligations associated with the retirement of long-lived assets due to an acquisition, development or normal operation of the asset. The pronouncement is effective for the fiscal year beginning after June 15, 2002. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) that is effective for the first quarter of 2002. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of as previously defined in that Opinion. The implementations of SFAS 143 and SFAS 144 are not expected to have a material effect on the Company's results of operations, cash flows or financial position.


COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges (adjusted for the 2-for-1 stock split effective May 22, 2001) for Johnson & Johnson common stock during 2001 and 2000 were:

                             2001                 2000
                             ----                 ----
                        High       Low       High      Low
                        ----       ---       ----      ---
First quarter          $52.34     40.25      48.47     33.07
Second quarter          54.20     42.60      50.94     35.00
Third quarter           57.60     50.00      50.72     45.13
Fourth quarter          60.97     53.05      52.97     44.60
                        -----     -----      -----     -----
Year-end close               59.86                52.53
                             =====                =====

CASH DIVIDENDS PAID

The Company increased its dividends in 2001 for the 39th consecutive year. Cash dividends paid were $0.70 per share in 2001 compared with dividends of $0.62 per share in 2000 and $0.55 per share in 1999. The dividends were distributed as follows:

                   2001        2000        1999
                   ----        ----        ----
First quarter     $  .16         .14         .13
Second quarter       .18         .16         .14
Third quarter        .18         .16         .14
Fourth quarter       .18         .16         .14
                  ------        ----        ----
Total             $  .70         .62         .55
                  ======         ===         ===

On January 2, 2002, the Board of Directors declared a regular cash dividend of $0.18 per share, paid on March 12, 2002 to shareowners of record as of February 19, 2002.

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

         Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. The Company's report on Form 10-K for the year ended December 30, 2001 that will be filed in March 2002, will contain, as an Exhibit, a discussion of various factors that could cause actual results to differ from expectations. Prior to that filing, investors should reference the Company's report on Form 10-K for the fiscal year ended December 31, 2000. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

CONSOLIDATED BALANCE SHEETS                   Johnson & Johnson and Subsidiaries

At December 30, 2001 and December 31, 2000 (Dollars in Millions) (Note 1)               2001         2000
-------------------------------------------------------------------------               ----         ----
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 1, 14 and 15)                                        $  3,758        4,278
Marketable securities (Notes 1, 14 and 15)                                               4,214        2,479

Accounts receivable trade, less allowances for doubtful accounts $197 (2000, $182)       4,630        4,601
Inventories (Notes 1 and 2)                                                              2,992        2,905
Deferred taxes on income (Note 8)                                                        1,192        1,174
Prepaid expenses and other receivables                                                   1,687        1,254
                                                                                      --------      -------

TOTAL CURRENT ASSETS                                                                    18,473       16,691
                                                                                        ======       ======

Marketable securities, non-current (Notes 1, 14 and 15)                                    969          657
Property, plant and equipment, net (Notes 1 and 3)                                       7,719        7,409
Intangible assets, net (Notes 1 and 7)                                                   9,077        7,535
Deferred taxes on income (Note 8)                                                          288          240
Other assets                                                                             1,962        1,713
                                                                                      --------      -------

TOTAL ASSETS                                                                          $ 38,488       34,245
                                                                                      ========      =======


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
Loans and notes payable (Note 6)                                                      $    565        1,489
Accounts payable                                                                         2,838        2,122
Accrued liabilities                                                                      3,135        2,793
Accrued salaries, wages and commissions                                                    969          529
Taxes on income                                                                            537          322
                                                                                      --------      -------

TOTAL CURRENT LIABILITIES                                                                8,044        7,255
                                                                                      ========      =======

Long-term debt (Note 6)                                                                  2,217        3,163
Deferred tax liability (Note 8)                                                            493          255
Employee related obligations (Note 5)                                                    1,870        1,804
Other liabilities                                                                        1,631        1,373

SHAREOWNERS' EQUITY
Preferred stock -- without par value
 (authorized and unissued 2,000,000 shares)                                                 --           --
Common stock -- par value $1.00 per share (Note 20)
 (authorized 4,320,000,000 shares; issued 3,119,842,000 shares)                          3,120        3,120
Note receivable from employee stock ownership plan (Note 16)                               (30)         (35)
Accumulated other comprehensive income (Note 11)                                          (530)        (461)
Retained earnings                                                                       23,066       18,113
                                                                                      --------      -------
                                                                                        25,626       20,737
Less: common stock held in treasury, at cost (Note 20)
 (72,627,000 and 105,218,000)                                                            1,393          342
                                                                                      --------      -------

TOTAL SHAREOWNERS' EQUITY                                                               24,233       20,395
                                                                                      ========      =======

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                             $ 38,488       34,245
                                                                                      ========      =======

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings           Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)      2001          2000         1999
-------------------------------------------------------      ----          ----         ----
SALES TO CUSTOMERS                                         $ 33,004       29,846       28,007
                                                           ========       ======       ======

Cost of products sold                                         9,536        8,908        8,498
                                                           --------       ------       ------

Gross profit                                                 23,468       20,938       19,509

Selling, marketing and administrative expenses               11,992       11,218       10,756
Research expense                                              3,591        3,105        2,768
Purchased in-process research and
 development (Note 17)                                          105           66           --
Interest income                                                (456)        (429)        (266)
Interest expense, net of portion capitalized (Note 3)           153          204          255
Other (income) expense, net                                     185          (94)         119
                                                           --------       ------       ------
                                                             15,570       14,070       13,632
                                                           --------       ------       ------
Earnings before provision for taxes on income                 7,898        6,868        5,877
Provision for taxes on income (Note 8)                        2,230        1,915        1,604
                                                           --------       ------       ------

NET EARNINGS                                               $  5,668        4,953        4,273
                                                           ========       ======       ======

BASIC NET EARNINGS PER SHARE (NOTES 1 AND 19)              $   1.87         1.65         1.43
                                                           ========       ======       ======

DILUTED NET EARNINGS PER SHARE (NOTES 1 AND 19)            $   1.84         1.61         1.39
                                                           ========       ======       ======

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity             Johnson & Johnson and Subsidiaries

                                                                                Note Receivable    Accumulated    Common
                                                                                  From Employee          Other     Stock   Treasury
                                                    Comprehensive    Retained   Stock Ownership  Comprehensive    Issued      Stock
(Dollars in Millions) (Note 1)              Total          Income    Earnings       Plan (ESOP)         Income    Amount     Amount
------------------------------              -----          ------    --------       -----------         ------    ------     ------
BALANCE, JANUARY 3, 1999                 $ 14,674                      12,375               (44)          (333)    3,120       (444)
                                         ========   =============    ========   ===============  =============     =====   ========
Net earnings                                4,273           4,273       4,273
Cash dividends paid                        (1,479)                     (1,479)
Employee compensation
 and stock option plans                       428                        (401)                                                  829
Repurchase of common stock                   (840)                                                                             (840)
Business combinations                           2                                                                                 2
Other comprehensive income, net of tax:
 Currency translation adjustment             (155)           (155)                                        (155)
 Unrealized gains (losses)
  on securities                                89              89                                           89
Reclassification adjustment                                    11
                                                     ------------
Total comprehensive income                                  4,218
                                                     ============
Note receivable from ESOP                       3                                             3
                                         --------                    --------   ---------------  -------------     -----   --------
BALANCE, JANUARY 2, 2000                 $ 16,995                      14,768               (41)          (399)    3,120       (453)
                                         ========   =============    ========   ===============  =============     =====   ========

Net earnings                                4,953           4,953       4,953
Cash dividends paid                        (1,724)                     (1,724)
Employee compensation
 and stock option plans                       619                        (456)                                                1,075
Conversion of
 subordinated debentures                      504                         504
Repurchase of common stock                   (973)                                                                             (973)
Business combinations                          77                          68                                                     9
Other comprehensive income, net of tax:
 Currency translation adjustment              (45)            (45)                                         (45)
 Unrealized gains (losses)
  on securities                                (2)             (2)                                          (2)
 Pension liability adjustment                 (15)            (15)                                         (15)
Reclassification adjustment                                   (52)
                                                     ------------
Total comprehensive income                                  4,839
                                                     ============
Note receivable from ESOP                       6                                             6
                                         --------                    --------   ---------------  -------------     -----   --------
BALANCE, DECEMBER 31, 2000               $ 20,395                      18,113               (35)          (461)    3,120       (342)
                                         ========   =============    ========   ===============  =============     =====   ========

Net earnings                                5,668           5,668       5,668
Cash dividends paid                        (2,047)                     (2,047)
Employee compensation
 and stock option plans                       842                        (602)                                                1,444
Conversion of
 subordinated debentures                      815                         632                                                   183
Repurchase of common stock                 (2,742)                                                                           (2,742)
Business combinations                       1,366                       1,302                                                    64
Other comprehensive income, net of tax:
 Currency translation adjustment             (175)           (175)                                        (175)
 Unrealized gains (losses)
  on securities                                 8               8                                            8
 Pension liability adjustment                 --              --
 Gains/(losses) on
  derivatives & hedges                         98              98                                           98
Reclassification adjustment                                   (14)
                                                     ------------
Total comprehensive income                                  5,585
                                                     ============
Note receivable from ESOP                       5                                             5
                                         --------                    --------   ---------------  -------------     -----   --------
BALANCE, DECEMBER 30, 2001               $ 24,233                      23,066               (30)          (530)    3,120     (1,393)
                                         ========   =============    ========   ===============  =============     =====   ========

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows         Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)                                             2001        2000        1999
------------------------------                                             ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                             $ 5,668       4,953       4,273
Adjustments to reconcile net earnings to cash flows:
 Depreciation and amortization of property and intangibles                 1,605       1,592       1,510
 Purchased in-process research and development                               105          66          --
 (Increase) in deferred taxes                                               (106)       (128)        (26)
 Accounts receivable reserves                                                 99          41          23
Changes in assets and liabilities, net of effects from acquisition of businesses:
  (Increase) in accounts receivable                                         (258)       (468)       (630)
  (Increase) decrease in inventories                                        (167)        128        (347)
  Increase in accounts payable and accrued liabilities                     1,401          41         226
  (Increase) decrease in other current and non-current assets               (270)        124         310
  Increase in other current and non-current liabilities                      787         554         581
                                                                         -------       -----       -----
NET CASH FLOWS FROM OPERATING ACTIVITIES                                   8,864       6,903       5,920
                                                                         =======       =====       =====

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                (1,731)     (1,689)     (1,822)
Proceeds from the disposal of assets                                         163         166          55
Acquisition of businesses, net of cash acquired (Note 17)                   (225)       (151)       (271)
Purchases of investments                                                  (8,188)     (5,676)     (3,832)
Sales of investments                                                       5,967       4,827       3,057
Other                                                                        (79)       (142)       (280)
                                                                         -------       -----       -----
NET CASH USED BY INVESTING ACTIVITIES                                     (4,093)     (2,665)     (3,093)
                                                                         =======       =====       =====

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to shareowners                                                  (2,047)     (1,724)     (1,479)
Repurchase of common stock                                                (2,570)       (973)       (840)
Proceeds from short-term debt                                                338         814       3,208
Retirement of short-term debt                                             (1,109)     (1,485)     (4,063)
Proceeds from long-term debt                                                  14         591         793
Retirement of long-term debt                                                (391)        (35)       (187)
Proceeds from the exercise of stock options                                  514         387         221
                                                                         -------       -----       -----
NET CASH USED BY FINANCING ACTIVITIES                                     (5,251)     (2,425)     (2,347)
                                                                         =======       =====       =====
Effect of exchange rate changes on cash and cash equivalents                 (40)        (47)        (72)
                                                                         -------       -----       -----
(Decrease)/increase in cash and cash equivalents                            (520)      1,766         408
Cash and cash equivalents, beginning of year (Note 1)                      4,278       2,512       2,104
                                                                         -------       -----       -----
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 1)                          $ 3,758       4,278       2,512
                                                                         =======       =====       =====

SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
 Interest                                                                $   185         215         238
 Income taxes                                                              2,090       1,651       1,459

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES
Treasury stock issued for employee compensation and stock
 option plans, net of cash proceeds                                      $   971         754         675
Conversion of debt                                                           815         504           6
ACQUISITIONS OF BUSINESSES
Fair value of assets acquired                                            $ 1,925         241         271
Fair value of liabilities assumed                                           (434)         (5)         --
                                                                         -------       -----       -----
                                                                           1,491         236         271
Treasury stock issued at fair value                                       (1,266)        (85)         --
                                                                         -------       -----       -----

Net cash paid for acquisitions                                           $   225         151         271
                                                                         =======       =====       =====

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION
The consolidated financial statements of Johnson & Johnson have been prepared to give retroactive effect to the merger with ALZA Corporation (ALZA) on June 22, 2001.

PRINCIPLES OF CONSOLIDATION
The financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

CASH EQUIVALENTS
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

INVESTMENTS
Short-term marketable securities are carried at cost, which approximates fair value. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.


PROPERTY, PLANT, AND EQUIPMENT AND DEPRECIATION
Property, plant, and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment                  20-40 years
Land and leasehold improvements                  10-20 years
Machinery and equipment                           2-13 years

REVENUE RECOGNITION
The Company recognizes revenue from product sales when the goods are shipped or delivered and title passes to the customer.


SALES INCENTIVES AND TRADE PROMOTIONAL ALLOWANCES
The Company currently recognizes the expense related to coupons, certain sales incentives and trade promotions upon issuance and classifies these expenses as selling, marketing and administrative expense. The Company will adopt EITF Issues No. 00-14 and No. 00-25, which are effective beginning with the first quarter of 2002. The impact on the Company is a reclassification from expense to a reduction of sales of $160 million, $132 million and $132 million for 2001, 2000 and 1999 for EITF No. 00-14, and $518 million, $533 million and $518 million for 2001, 2000 and 1999 for EITF No. 00-25.

SHIPPING AND HANDLING
Shipping and handling costs incurred were $473 million, $492 million and $470 million in 2001, 2000, and 1999, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is immaterial for all periods presented.


INVENTORIES
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.


INTANGIBLE ASSETS
For acquisitions completed on or before June 30, 2001, the excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight-line basis over periods of 40 years or less. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the carrying value of goodwill and other intangible assets. Any impairments would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

         The Company has adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." All business combinations consummated after July 1, 2001 are accounted for in accordance with the new pronouncements. Goodwill relating to acquisitions completed subsequent to June 30, 2001 is not amortized and is subject to impairment testing. In addition, effective January 1, 2002, the Company will no longer be required to amortize goodwill and certain other intangible assets relating to acquisitions completed prior to July 1, 2001.


FINANCIAL INSTRUMENTS
Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," collectively referred to as SFAS 133. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if it is, depending on the type of hedge transaction.

         The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future product purchases denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

         The designation as a cash flow hedge is made at the later of the date of entering into the derivative contract or January 1, 2001. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and that is highly effective, are recorded in accumulated other comprehensive income, until the underlying transaction affects earnings and are then reclassed to earnings in the same account as the hedged transaction. Fair value of a forward exchange contract represents the present value of the change in forward exchange rates times the notional amount of the derivative. The fair value of a currency swap contract is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the periods the currency exchanges are due, and expressing the result in U.S. dollars at the current spot foreign currency exchange rate.

         At inception, and on an ongoing basis, the Company assesses whether each derivative is expected to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

         The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.


ADVERTISING
Costs associated with advertising are expensed in the year incurred. Advertising expenses worldwide, which are comprised of television, radio, print media as well as Internet advertising, were $1.43 billion in 2001, $1.37 billion in 2000 and $1.43 billion in 1999.


INCOME TAXES
The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore no tax has been provided to cover the repatriation of such undistributed earnings. At December 30, 2001, and December 31, 2000, the cumulative amount of undistributed international earnings was approximately $12.1 billion and $9.5 billion, respectively.


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


STOCK SPLIT
On April 26, 2001, the Board of Directors declared a 2-for-1 stock split. Shareowners of record at the close of business on May 22, 2001 were issued one additional share of Johnson & Johnson common stock on June 12, 2001 for each share held as of the record date. All shares and per share data for all periods presented in these financial statements have been adjusted to reflect the stock split.


2 INVENTORIES

At the end of 2001 and 2000, inventories were comprised of:


(Dollars in Millions)           2001      2000
---------------------           ----      ----
Raw materials and supplies    $  842      718
Goods in process                 605       480
Finished goods                 1,545     1,707
                              ------    ------
                              $2,992     2,905
                              ======    ======


3 PROPERTY, PLANT AND EQUIPMENT

At the end of 2001 and 2000, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)                 2001       2000
---------------------                 ----       ----
Land and land improvements          $   459        427
Buildings and building equipment      3,911      3,659
Machinery and equipment               6,805      6,312
Construction in progress              1,283      1,468
                                    -------    -------
                                     12,458     11,866
Less accumulated depreciation         4,739      4,457
                                    -------    -------
                                    $ 7,719      7,409
                                    =======    =======

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2001, 2000 and 1999 was $95 million, $97 million and $84 million, respectively.

         Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to earnings.


4 RENTAL EXPENSE AND LEASE COMMITMENTS

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $275 million in 2001, $264 million in 2000 and $245 million in 1999.

         The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 30, 2001 are:

(Dollars                                                     After
in Millions)     2002     2003     2004     2005     2006     2006    Total
                 $117      109       88       73       65      210      662

Commitments under capital leases are not significant.

5 EMPLOYEE RELATED OBLIGATIONS

At the end of 2001 and 2000, employee related obligations were:

(Dollars in Millions)                                   2001                2000
---------------------                                   ----                ----
Post retirement benefits                              $  848                 822
Post employment benefits                                 105                 101
Pension liabilities                                      606                 601
Deferred compensation                                    311                 280
                                                      ------              ------
Employee related obligations                          $1,870               1,804
                                                      ======              ======


6 BORROWINGS

The components of long-term debt are as follows:

                                                          Eff.                                     Eff.
(Dollars in Millions)              2001                  Rate%              2000                  Rate%
---------------------              ----                  -----              ----                  -----
3% Zero Coupon
 Convertible
 Subordinated Debentures
 due 2020                         $  626                  3.00                609                  3.00
5.25% Zero Coupon
 Convertible
 Subordinated Debentures
 due 2014                            117                  5.25                464                  5.25
4.75% Convertible
 Subordinated Debentures
 due 2005                             --                    --                460                  4.75
8.72% Debentures
 due 2024                            300                  8.72                300                  8.72
6.95% Notes due 2029                 293                  7.14                293                  7.14
6.73% Debentures
 due 2023                            250                  6.73                250                  6.73
6% Eurodollar due 2001                --                    --                250                  6.02
7.375% Notes due 2002                200                  7.49                200                  7.49
8.25% Eurodollar Notes
 due 2004                            199                  8.37                199                  8.37
6.625% Notes due 2009                198                  6.80                198                  6.80
5% Deutsche Mark Notes
 due 2001(2)                          --                    --                 85                  1.98
5.12% Notes due 2003(3)               60                  0.82                 60                  0.82
Industrial Revenue Bonds              39                  5.30                 44                  5.77
Other, principally
 international                       163                    --                150                    --
                                  ------             ---------             ------             ---------
                                   2,445                  5.98(1)           3,562                  5.63(1)
Less current portion                 228                                      399
                                  ------             ---------             ------             ---------

                                  $2,217                                    3,163
                                  ======             =========             ======             =========

(1) Weighted average effective rate.

(2) Represents 5% Deutsche Mark notes due 2001 issued by a Japanese subsidiary and converted to a 1.98% fixed rate yen note via a currency swap.

(3) Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via a currency swap.


         The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.0 billion, including $1.5 billion of credit commitments with various banks worldwide that expire on October 3, 2002. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

         The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note
(MTN) program. No MTN's were issued in 2001. At December 30, 2001, the Company had $1.8 billion remaining on its shelf registration.

         Long term debt includes convertible subordinated debentures issued by Centocor and ALZA prior to their respective mergers with Johnson & Johnson.

         With respect to the 4.75% Convertible Subordinated Debentures which were originally issued by Centocor, the Company exercised its option to redeem the debentures and set February 21, 2001 as the redemption date, at a price equal to 102.714% of the principal amount plus accrued interest. The debentures were converted by the holders into approximately 11.9 million shares of Johnson & Johnson stock at a conversion price of $38.546 per share.

         On July 28, 2000, ALZA completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 30, 2001, the outstanding 3% Debentures had a total principal amount at maturity of $1.1 billion with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 21,000 shares have been issued as of December 30, 2001 due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2003, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 30, 2001 and December 31, 2000, the fair value based on quoted market value of the 3% Debentures was $909.9 million and $759.8 million, respectively.

         In 1994, ALZA issued the 5.25% Zero Coupon Convertible Subordinated Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 30, 2001, the outstanding 5.25% Debentures had a total principal amount at maturity of $223.7 million, with a yield to maturity of 5.25% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the debentures, note holders are entitled to convert their debentures into approximately 24.0 million shares of Johnson & Johnson stock at a price of $13.939 per share. Approximately 18.3 million shares of Johnson & Johnson stock have been issued as at December 30, 2001 due to voluntary conversions by note holders. At the option of the holder, the 5.25% Debentures may be purchased by the Company on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5.25% Debentures. The Company, at its option, may also redeem any or all of the 5.25% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. At December 30, 2001 and December 31, 2000, the fair value based on quoted market value of the 5.25% Debentures was $339.2 million and $1,038.3 million, respectively.

         Short-term borrowings and current portion of long-term debt amounted to $565 million at the end of 2001. These borrowings are comprised of the $200 million 7.375% notes and $365 million of local borrowings, principally by international subsidiaries.

         Aggregate maturities of long-term obligations commencing in 2001 are:

                                                                          After
(Dollars in Millions)         2002     2003     2004     2005     2006     2006
---------------------         ----     ----     ----     ----     ----    -----
                             $228        69      272        9        6    1,861

7 INTANGIBLE ASSETS

At the end of 2001 and 2000, the gross and net amounts of intangible assets were:

(Dollars in Millions)                                    2001               2000
---------------------                                 -------            -------
Goodwill -- gross                                     $ 5,245              4,377
Less accumulated amortization                             674                540
                                                      -------            -------
Goodwill -- net                                       $ 4,571              3,837
                                                      =======            =======
Patents and trademarks -- gross                       $ 2,816              1,948
Less accumulated amortization                             508                457
                                                      -------            -------
Patents & trademarks -- net                           $ 2,308              1,491
                                                      =======            =======
Other intangibles -- gross                            $ 2,849              2,751
Less accumulated amortization                             651                544
                                                      -------            -------
Other intangibles -- net                              $ 2,198              2,207
                                                      =======            =======
Total intangible assets -- gross                      $10,910              9,076
Less accumulated amortization                           1,833              1,541
                                                      -------            -------
Total intangible assets -- net                        $ 9,077              7,535
                                                      =======            =======

The weighted average amortization periods for goodwill, patents and trademarks and other intangibles are 32 years, 21 years and 18 years, respectively. The intangible assets above include $1.6 billion related to acquisitions completed after June 30, 2001 that have been accounted for under the new provision of SFAS 141 and SFAS 142. The effect of implementation of these new provisions on the intangibles recorded prior to June 30, 2001 will be a reduction of amortization expense of approximately $120 million, prospectively. Refer to Note 17 for additional information.


8 INCOME TAXES

The provision for taxes on income consists of:

(Dollars in Millions)                  2001              2000               1999
---------------------               -------           -------           -------
Currently payable:
 U.S. taxes                         $ 1,726             1,375             1,031
 International taxes                    610               668               599
                                    -------           -------           -------
                                      2,336             2,043             1,630
                                    -------           -------           -------

Deferred:
 U.S. taxes                             (22)              (36)               75
 International taxes                    (84)              (92)             (101)
                                    -------           -------           -------
                                       (106)             (128)              (26)
                                    -------           -------           -------
                                    $ 2,230             1,915             1,604
                                    =======           =======           =======

A comparison of income tax expense at the federal statutory rate of 35% in 2001, 2000 and 1999, to the Company's effective tax rate is as follows:

(Dollars in Millions)                2001               2000                1999
---------------------                ----               ----                ----
U.S.                             $  4,744              3,892              3,365
International                       3,154              2,976              2,512
                                 --------           --------           --------
Earnings before taxes
 on income:                      $  7,898              6,868              5,877
                                 --------           --------           --------
Statutory taxes                  $  2,764              2,404              2,057
Tax rates:
Statutory                            35.0%              35.0%              35.0%
Puerto Rico and
 Ireland operations                  (5.4)              (5.0)              (5.3)
Research tax credits                 (0.4)              (0.8)              (0.7)
Domestic state and local              0.9                0.8                1.0
International
 subsidiaries
 excluding Ireland                   (2.6)              (2.9)              (2.4)
IPR&D                                 0.5                0.3                0.1
All other                             0.2                0.5               (0.4)
                                 --------           --------           --------
Effective tax rate                   28.2%              27.9%              27.3%
                                 ========           ========           ========

During 2001, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring in 2014. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

         Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

         Temporary differences and carryforwards for 2001 are as follows:

                                                        Deferred Tax
                                                ----------------------------
(Dollars in Millions)                             Asset            Liability
---------------------                           -------            ---------
Employee related obligations                    $   625
Depreciation                                                            (294)
Non-deductible intangibles                                              (959)
International R&D capitalized for tax               237
Reserves & liabilities                              636
Income reported for tax purposes                    313
Miscellaneous international                         275                 (260)
Capitalized intangible                              156
Miscellaneous U.S.                                  183
                                                -------              -------
Total deferred income taxes                     $ 2,425               (1,513)
                                                =======              =======

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in Taxes on Income on the balance sheet.


9 INTERNATIONAL CURRENCY TRANSLATION

For translation of its non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

         In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies which are reflected in operating results.

         An analysis of the changes during 2001 and 2000 for foreign currency translation adjustments is included in Note 11.

         Net currency transaction and translation gains and losses included in other expense were after-tax losses of $3 million, $65 million and $47 million, in 2001, 2000 and 1999, respectively.


10 COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

At December 30, 2001 the Company had 24 stock-based compensation plans. Under the 2000 Stock Option Plan, the Company may grant options to its employees for up to 1.6% of the issued shares of the Company's Common Stock, plus the number of shares available from the previous year that were not issued, as well as shares issued under the Plan that expired or terminated without being exercised. The shares outstanding are for contracts under the Company's 1991, 1995 and 2000 Employee Stock Option Plans, the 1997 Non-Employee Director's Plan and the Mitek, Cordis, Biosense, Gynecare, Centocor, Innovasive Devices, ALZA and Inverness Stock Option plans.

         Stock options expire 10 years from the date they are granted and vest over service periods that range from one to six years. All options are granted at current market price on the date of grant. Shares available, under the 2000 Stock Option Plan, for future grants are based on 1.6% of the issued shares each year, and 49.9 million shares could be granted each year during the years 2002 through 2005, in addition to any other available shares as described above. Shares available for future grants under the 2000 plan were 57.0 million, at the end of 2001.

         A summary of the status of the Company's stock option plans as of December 30, 2001, December 31, 2000 and January 2, 2000 and changes during the years ending on those dates, is presented below:

                                                                        Weighted
                                                     Options             Average
(Shares in Thousands)                            Outstanding      Exercise Price
---------------------                            -----------      --------------
Balance at January 3, 1999                           173,842              $20.76
Options granted                                       33,674               41.95
Options exercised                                    (21,410)              11.68
Options canceled/forfeited                            (4,620)              25.11
                                                    --------              ------
Balance at January 2, 2000                           181,486               25.65
Options granted                                       46,456               48.29
Options exercised                                    (27,130)              15.22
Options canceled/forfeited                            (6,824)              33.03
                                                    --------              ------
Balance at December 31, 2000                         193,988               32.27
Options granted                                        8,975(1)            36.31
Options exercised                                    (30,622)              19.00
Options canceled/forfeited                            (5,117)              49.38
                                                    --------              ------
Balance at December 30, 2001                         167,224              $34.37
                                                    ========              ======

(1) Includes 3,108 options issued to replace Inverness options outstanding at or granted prior to the acquisition.

For the year ended December 30, 2001, there was a change in the timing of granting stock compensation and options to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation with performance.

         The Company applies the provision of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," that calls for companies to measure employee stock compensation expense based on the fair value method of accounting. However, as allowed by the Statement, the Company elected continued use of Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. Had the fair value method been applied, net income would have been reduced by $263 million or $.08 per share in 2001, $189 million or $.06 per share in 2000 and $140 million or $.05 per share in 1999. These calculations only take into account the options issued since January 1, 1995. The average fair value of options granted was $13.72 in 2001, $14.79 in 2000 and $15.00 in 1999. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                                         2001            2000            1999
                                         ----            ----            ----
Risk-free rate                          4.87%           5.45%           6.32%
Volatility                              27.0%           27.0%           24.0%
Expected life                            5.0 yrs         5.0 yrs         5.0 yrs
Dividend yield                          1.33%           1.40%           1.13%

The following table summarizes stock options outstanding and exercisable at December 30, 2001:

(Shares in Thousands)               Outstanding                   Exercisable
--------------------     -------------------------------     -------------------
                                                 Average                 Average
Exercise                             Average    Exercise                Exercise
Price Range              Options      Life(a)      Price     Options       Price
--------------------     -------     -------    --------     -------    --------
$.20-$11.15                8,746         2.6     $  9.66       8,746     $  9.66
$11.16-$21.24             25,634         2.6       12.81      25,626       12.81
$21.57-$32.63             47,577         5.0       26.51      44,878       26.47
$32.64-$50.08             46,794         7.7       45.27      19,856       40.73
$50.11-$60.69             38,431         8.8       50.81          28       52.11
$63.30-$86.42                 42         4.0       70.92          42       70.92
                         -------     -------     -------     -------     -------
$.20-$86.42              167,224         6.1     $ 34.37      99,176     $ 24.34
                         =======     =======     =======     =======     =======

(a)      Average contractual life remaining in years.


11 ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of other comprehensive income/(loss) consist of the following:

                                                                                                            Total
                                           Unrealized                                  Gains/         Accumulated
                          Foreign              Gains/             Pension         (Losses) on               Other
                         Currency            (Losses)           Liability         Derivatives       Comprehensive
(Dollars in Millions)  Translation      on Securities         Adjustments            & Hedges       Income/(Loss)
---------------------  -----------      -------------         -----------         -----------       -------------
Jan. 3, 1999                $(322)                (11)                                                       (333)
1999 changes                 (155)                 89                                                         (66)
                            -----               -----               -----               -----               -----
Jan. 2, 2000                $(477)                 78                                                        (399)
2000 changes                  (45)                 (2)                (15)                                    (62)
                            -----               -----               -----               -----               -----
Dec. 31, 2000               $(522)                 76                 (15)                                   (461)
2001 changes
 Transition
  Adjustment                   --                  --                                      17
 Net change
  due to
  hedging
  transactions                 --                  --                  --                 228
Net amount
 reclassed to
 net earnings                  --                  --                  --                (147)
                            -----               -----               -----               -----               -----
Net 2001
 changes                     (175)                  8                  --                  98                 (69)
                            -----               -----               -----               -----               -----
Dec. 30, 2001               $(697)                 84                 (15)                 98                (530)
                            =====               =====               =====               =====               =====

Total other comprehensive income for 2001 includes reclassification adjustment gains of $21 million realized from the sale of equity securities and the associated tax expense of $7 million. In 2000, total other comprehensive income included reclassification adjustment gains of $80 million realized from the sale of equity securities and the associated tax expense of $28 million. In 1999, total other comprehensive income included reclassification adjustment losses of $18 million and the associated tax benefit of $7 million.

         The tax effect on these unrealized gains/(losses) on equity securities is an expense of $64 million in 2001, $53 million in 2000 and $48 million in 1999. The tax effect on the gains/(losses) on derivatives and hedges is an expense of $53 million in 2001. See Note 15 for additional information relating to derivatives and hedging.

         The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in non-U.S. subsidiaries.


12 SEGMENTS OF BUSINESS AND GEOGRAPHIC AREAS

See page 49 for information on segments of business and geographic areas.

13 RETIREMENT AND PENSION PLANS

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care to all domestic retired employees and their dependents.

         Most international employees are covered by government sponsored programs and the cost to the Company is not significant.

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

         Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2001, 2000 and 1999 include the following components:

                                                   Retirement Plans                     Other Benefit Plans
                                           -------------------------------        -------------------------------
(Dollars in Millions)                       2001         2000         1999         2001         2000         1999
---------------------                      -----        -----        -----        -----        -----        -----
Service cost                               $ 219          201          208           23           20           24
Interest cost                                325          295          270           52           51           50
Expected return on plan assets              (413)        (377)        (330)          (5)          (5)          (5)
Amortization of prior service cost            18           21           17           (3)          (1)          (1)
Amortization of net transition asset          (6)          (7)         (12)          --           --           --
Recognized actuarial (gain)/loss             (68)         (81)         (17)          (7)         (10)          (2)
Curtailments and settlements                  (1)          --            2           --           --           --
                                           -----        -----        -----        -----        -----        -----
Net periodic benefit cost                  $  74           52          138           60           55           66
                                           =====        =====        =====        =====        =====        =====

         The net periodic (income) cost attributable to domestic retirement plans was $28 million in 2001, ($14) million in 2000 and $61 million in 1999.

         The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

                                                             Retirement Plans                  Other Benefit Plans
                                                       ----------------------------        ----------------------------
DOMESTIC BENEFIT PLANS                                 2001        2000        1999        2001        2000        1999
----------------------                                 ----        ----        ----        ----        ----        ----
Weighted average discount rate                         7.50%       7.50%       7.75%       7.50%       7.50%       7.75%
Expected long-term rate of return on plan assets       9.00        9.00        9.00        9.00        9.00        9.00
Rate of increase in compensation levels                4.50        5.00        5.00        4.50        5.00        5.00

INTERNATIONAL BENEFIT PLANS
----------------------                                 ----        ----        ----        ----        ----        ----
Weighted average discount rate                         5.75%       6.00%       5.75%       6.75%       6.75%       6.75%
Expected long-term rate of return on plan assets       7.50        7.50        7.50          --          --          --
Rate of increase in compensation levels                3.50        3.50        3.50        4.25        4.25        4.50

Health care cost trends in the United States are projected at annual rates, for all individuals, grading from 9.0% to 4.5% by the year 2009 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 2001 would be a $96 million increase or a $79 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 2001 would be a $12 million increase or a $9 million decrease.

The following tables set forth the change in benefit obligations and change in plan assets at year-end 2001 and 2000 for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)                                                      Retirement Plans            Other Benefit Plans
-----------------------------------------------------------------       -------        -------        -------        -------
CHANGE IN BENEFIT OBLIGATION                                               2001           2000           2001           2000
-----------------------------------------------------------------       -------        -------        -------        -------
Benefit obligation -- beginning of year                                 $ 4,555          4,206            722            694
Service cost                                                                219            201             23             20
Interest cost                                                               325            295             52             51
Plan participant contributions                                               15             14             --             --
Amendments                                                                    8              2             --            (16)
Actuarial loss                                                              210            186             22             10
Acquisitions                                                                  1              1             --             --
Curtailments & settlements                                                   (1)           (13)            --             --
Total benefits paid                                                        (223)          (219)           (34)           (35)
Effect of exchange rates                                                    (83)          (118)            (3)            (2)
                                                                        -------        -------        -------        -------
Benefit obligation -- end of year                                       $ 5,026          4,555            782            722
                                                                        =======        =======        =======        =======
CHANGE IN PLAN ASSETS
-----------------------------------------------------------------       -------        -------        -------        -------
Plan assets at fair value -- beginning of year                          $ 4,847          5,254             58             62
Actual return on plan assets                                               (276)          (150)            (8)            (1)
Company contributions                                                        56             62             31             31
Plan participant contributions                                               15             14             --             --
Acquisitions                                                                 --             (5)            --             --
Benefits paid from plan assets                                             (212)          (209)           (33)           (34)
Effect of exchange rates                                                    (75)          (119)            --             --
                                                                        -------        -------        -------        -------
Plan assets at fair value -- end of year                                $ 4,355          4,847             48             58
                                                                        =======        =======        =======        =======

AMOUNTS RECOGNIZED IN THE COMPANY'S BALANCE SHEET CONSIST OF THE FOLLOWING:

                                                                           Retirement Plans            Other Benefit Plans
                                                                        ----------------------        ----------------------
(Dollars in Millions)                                                      2001           2000           2001           2000
-----------------------------------------------------------------       -------        -------        -------        -------
Plan assets in excess of (less than) projected benefit obligation       $  (671)           292           (734)          (664)
Unrecognized actuarial gains                                                (14)          (984)          (123)          (166)
Unrecognized prior service cost                                             118            128            (21)           (23)
Unrecognized net transition asset                                            (9)           (20)            --             --
                                                                        -------        -------        -------        -------
Total recognized in the consolidated balance sheet                      $  (576)          (584)          (878)          (853)
                                                                        =======        =======        =======        =======
Book reserves                                                           $  (782)          (748)          (878)          (853)
Prepaid benefits                                                            177            138             --             --
Other assets                                                                 29             26             --             --
                                                                        -------        -------        -------        -------
Total recognized in consolidated balance sheet                          $  (576)          (584)          (878)          (853)
                                                                        =======        =======        =======        =======

PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS CONSIST OF THE FOLLOWING:

                                                                           Retirement Plans            Other Benefit Plans
                                                                        ----------------------        ----------------------
(Dollars in Millions)                                                      2001           2000           2001           2000
-----------------------------------------------------------------       -------        -------        -------        -------
Accumulated benefit obligation                                          $  (544)          (407)          (782)          (722)
Projected benefit obligation                                            $  (645)          (524)            --             --
Plan assets at fair value                                               $   111             49             48             58

14 MARKETABLE SECURITIES

                                              December 30, 2001                                   December 31, 2000
                              -------------------------------------------------   -------------------------------------------------
(Dollars in Millions)         Amortized    Unrealized   Unrealized   Estimated    Amortized    Unrealized   Unrealized   Estimated
                                 Cost        Gains        Losses     Fair Value      Cost        Gains        Losses     Fair Value
                              ---------    ----------   ----------   ----------   ---------    ----------   ----------   ----------
Money market funds              $1,276           --           --        1,276          705           --           --          705
Commercial paper                    54           --           --           54          911           --           --          911
Time deposits                    1,162           --           --        1,162          980           --           --          980
Government securities
  and obligations                1,046            2           --        1,048          517           --           --          517
Asset backed securities              7           --           --            7            3           --           --            3
Bank notes                         118           --           --          118           15           --           --           15
Corporate debt securities        3,221           16           --        3,237        2,741            3           --        2,744
                                ------       ------       ------       ------       ------       ------       ------       ------
Total current
  marketable securities         $6,884           18           --        6,902        5,872            3           --        5,875
                                ======       ======       ======       ======       ======       ======       ======       ======
Government securities              314            6           --          320          136            1           --          137
Asset backed securities            122           --           --          122           68           --           --           68
Bank notes                         131            2           --          133          172           --           --          172
Corporate debt securities          311            7           --          318          176            1           --          177
Investments held in trust           91            4           --           95          105            2           --          107
                                ------       ------       ------       ------       ------       ------       ------       ------
Total non-current
  marketable securities         $  969           19           --          988          657            4           --          661
                                ======       ======       ======       ======       ======       ======       ======       ======

Current marketable securities include $2.7 billion and $3.4 billion that are classified as cash equivalents on the balance sheet at December 30, 2001 and December 31, 2000, respectively.

15 FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value. On January 1, 2001 the Company recorded a $17 million net-of-tax cumulative effect transition adjustment gain in accumulated other comprehensive income to recognize at fair value all derivative instruments designated as cash flow hedges. The adjustment to net earnings was immaterial.

         As of December 30, 2001 the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $98 million (after tax). Of this amount, the Company expects that $95 million will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. The primary types of underlying transactions which will cause the amount in accumulated other comprehensive income to affect net earnings primarily consist of sales to third parties. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is 15 months.

         For the year ended December 30, 2001 the net impact of the hedges' ineffectiveness to the Company's financial statements was insignificant. For the year ended December 30, 2001 the Company has recorded a net gain of $2 million (after tax) in the "other (income) expense, net" category of the consolidated statement of earnings, representing the impact of discontinuance of cash flow hedges because it is probable that the originally forecasted transactions will not occur by the end of the originally specified time period.

         Refer to Note 11 for disclosures of movements in Accumulated Other Comprehensive Income.

CONCENTRATION OF CREDIT RISK

The Company invests its excess cash in both deposits with major banks throughout the world and other high quality short-term liquid money market instruments. Refer to Note 14 for additional information. The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. These investments generally mature within six months and the Company has not incurred any related losses. The Company sells a broad range of products in the health care field in most countries of the world. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. In 2001, sales to three distributors accounted for a total of 30.9% of total Company revenues. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.


16 SAVINGS PLAN

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

         Total contributions to the plans were $96 million in 2001, $81 million in 2000, and $73 million in 1999.


17 MERGERS & ACQUISITIONS

On June 22, 2001, Johnson & Johnson and ALZA Corporation (ALZA) completed the merger between the two companies. This transaction was accounted for as a pooling-of-interests. ALZA had approximately 239 million shares outstanding (286 million on a fully diluted basis) that were exchanged for approximately 234 million shares of Johnson & Johnson common stock. On a diluted basis when adjusted for stock options and convertible debt, the total number of Johnson & Johnson shares issued total approximately 280 million shares. Holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock, valued at $52.39 per share.

         ALZA is a research-based pharmaceutical company with leading drug delivery technologies. The company applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio and for many of the world's leading pharmaceutical companies.

         The financial statements have been prepared to give retroactive effect to Johnson & Johnson's merger with ALZA. The only adjustments to ALZA's historical financial statements have been the reflection of income tax expense as if the companies had been combined for all periods presented, the elimination of transactions with Johnson & Johnson affiliate companies and the reclassification of certain amounts to conform with Johnson & Johnson presentation. For the first quarter of 2001, the revenue and net earnings for Johnson & Johnson prior to the merger with ALZA were $7.8 billion and $1.5 billion, respectively. For the first quarter of 2001, the revenue and net earnings of ALZA included in Johnson & Johnson's financial results were $230 million for revenue and $52 million for net earnings. For 2000 and 1999, the revenue and net earnings of Johnson & Johnson prior to the merger with ALZA were $29.1 billion and $27.5 billion, respectively for revenue and $4.8 billion and $4.2 billion, respectively for net earnings. For 2000 and 1999, the revenue and net earnings of ALZA included in Johnson & Johnson's financial results were $707 million and $536 million, respectively for revenue and $153 million and $106 million, respectively for net earnings. For the year ended December 30, 2001, the Company incurred $147 million pretax ($126 million after tax) costs associated with the ALZA merger. Such costs are included in other (income)/expense, net.

         Certain businesses were acquired for $1.7 billion during 2001 ($326 million in cash and debt assumed and approximately 24.5 million shares of the Company's common stock issuable from Treasury valued at $1.4 billion). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

         The 2001 acquisitions included Inverness Medical Technology, the supplier of LifeScan's electrochemical products for blood glucose monitoring following the spin-off of the non-diabetes businesses; Heartport, a company that develops and manufactures products for less invasive open chest and minimally invasive heart operations, including stopped heart and beating heart procedures; TERAMed Inc., an early-stage medical device company that is developing endovascular stent-graft systems for the minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease; Babycenter.com, an internet content and commerce site devoted to supporting a community of expectant and new mothers; and the VIACTIV product line, a chewable calcium supplement, from the Mead Johnson Nutritionals Division of Bristol-Myers Squibb.

         Inverness Medical Technology was acquired to enhance control of a primary supplier of LifeScan blood glucose monitoring products and will allow for the achievement of operational synergies. The acquisition also provides key technology for the development of future products. The preliminary purchase price allocation includes current assets of $45 million, property, plant and equipment of $31 million, current liabilities of $44 million, deferred tax liabilities of $274 million and long term debt of $66 million. The goodwill and intangible assets acquired included $784 million of patents and technology that will be amortized over a period of 20 years or less at an annual amortization of $45 million per year and goodwill of $714 million. In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," this goodwill will not be amortized and is not deductible for tax purposes.

         Approximately $105 million has been identified as the value of in-process research and development (IPR&D) associated with the Inverness Medical Technology and TERAMed Inc. acquisitions. The IPR&D charge is primarily related to Inverness projects for minimally invasive testing, continuous monitoring and insulin delivery. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 25 - 40%. The discount rate used was 12%.

         Pro forma information is not provided since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

         Certain businesses were acquired for $241 million during 2000 ($156 million in cash and debt assumed and approximately 1.8 million shares of the Company's common stock issued from Treasury valued at $77 million). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisitions.

         The 2000 acquisitions included Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products; Innovasive Devices, a company that manufactures and sells devices for sports medicine surgery for soft tissue injuries; Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation; Medtrex, a company that develops and manufactures electrosurgical generators and disposable products, and the ST. JOSEPH aspirin business.

         The IPR&D writeoff associated with the Atrionix, Inc. and ALZA's Crescendo acquisition was $66 million. The IPR&D charge is primarily related to an Atrionix project for the design of a catheter system to be used in a procedure which blocks electrical impulses originating in pulmonary veins, which can cause atrial fibrillation. The value of the IPR&D was calculated with the assistance of a third party appraiser using a cash flow projection discounted for the risk inherent in such a project. The discount rate used was 26%.

         Divestitures in 2001 and 2000 did not have a material effect on the Company's results of operations, cash flows or financial position.


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

         One group of cases against the Company concerns the Janssen Pharmaceutica product PROPULSID, which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, more than 950 lawsuits, comprising the claims of more than 3,700 named individuals, have been filed against Janssen, which is a wholly owned subsidiary of the Company, and the Company regarding PROPULSID in state and federal courts across the country. Approximately 2,700 of these plaintiffs claim to have taken PROPULSID; the rest are derivative plaintiffs, such as spouses. Claims have been filed that 327 of these patients have died from the use of PROPULSID. A significant number of these cases also seek certification as class actions. These actions accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off-label use and of over-promotion. These actions seek substantial compensatory and punitive damages. In addition, Janssen and the Company have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf. In September 2001, the first 10 plaintiffs in the Rankin case, which comprises the claims of 155 plaintiffs, went to trial in state court in Claiborne County, Mississippi. The jury returned compensatory damage verdicts for each plaintiff in the amount of $10 million, for a total of $100 million. The trial judge thereafter dismissed the claims of punitive damages. Janssen and the Company believe these verdicts are insupportable and will be reduced on post trial motions and reversed on appeal. In the view of Janssen and the Company, the proof at trial demonstrated that none of these plaintiffs was injured by PROPULSID and that no basis for liability existed. With respect to all the various PROPULSID actions against them, Janssen and the Company dispute the claims in those lawsuits and are vigorously defending against them except where, in their judgement, settlement is appropriate. Janssen and the Company believe they have adequate self and commercially available excess insurance with respect to these cases.

         The Company's Ortho Biotech subsidiary is party to an arbitration proceeding filed against it in 1995 by Amgen, Ortho Biotech's licensor of U.S. non-dialysis rights to PROCRIT/EPREX, in which Amgen seeks to terminate Ortho Biotech's U.S. license rights and collect substantial damages based on alleged deliberate PROCRIT/EPREX sales by Ortho Biotech during the early 1990's into Amgen's reserved dialysis market. The Company believes no basis exists for terminating Ortho Biotech's U.S. license rights or for obtaining damages and is vigorously contesting Amgen's claims. However, Ortho Biotech's U.S. license rights to PROCRIT/EPREX are material to the Company; thus, an unfavorable outcome on the termination issue could have a material adverse effect on the Company's consolidated results of operations, cash flows and financial position. The arbitration began in January, 2002 and is expected to conclude in April, 2002. The arbitrator's decision will follow the submission of post-hearing briefs by both sides.

         The Company and its LifeScan subsidiary were defendants in several class actions filed in federal and state courts in California in 1998 in which it is alleged that purchasers of SURESTEP blood glucose meters and strips suffered economic harm because those products contained undisclosed defects. In late 2000, LifeScan pleaded guilty in federal court to three misdemeanors and paid a total of $60 million in fines and civil costs to resolve an investigation related to those same alleged defects. In December 2001 all these actions were settled and the settlement has been preliminarily approved by the Federal District Court. The settlement has been accounted for by the Company and is not material.

         In patent infringement actions tried in Delaware Federal Court in late 2000, Cordis, a Johnson & Johnson company, obtained verdicts of infringement and patent validity, and damage awards, against Boston Scientific Corporation and Medtronic AVE, Inc., based on a number of Cordis coronary stent patents. On December 15, 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and on December 21, 2000 the jury in the Medtronic AVE action returned a verdict of $271 million. These sums represent lost profit and reasonable royalty damages to compensate Cordis for infringement but do not include pre or post judgment interest. In February 2001 a hearing was held on the claims of Boston Scientific and Medtronic AVE that the patents at issue are unenforceable owing to alleged inequitable conduct before the patent office. Post trial motions and appeals to the Federal Circuit Court of Appeals will follow and no judgments are likely to be paid, if at all, until those proceedings have run their course. Furthermore, since the amount of damages, if any, which the Company may receive cannot be quantified until the legal process is complete, no gain has been recorded in the financial statements for either of these awards.

         The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

         The Company believes that the above proceedings, except as noted above, would not have a material adverse effect on its results of operations, cash flows or financial position.


19 EARNINGS PER SHARE

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 30, 2001, December 31, 2000 and January 2, 2000:

(Shares in Millions)                     2001             2000             1999
--------------------                ---------        ---------        ---------
Basic earnings per share            $    1.87             1.65             1.43
Average shares
 outstanding -- basic                 3,033.8          2,993.5          2,978.2
Potential shares
 exercisable under
 stock option plans                     166.6            119.0            141.7
Less: shares repurchased
  under treasury stock method          (121.8)           (71.7)           (81.2)
Convertible debt shares                  20.7             58.4             61.7
                                    ---------        ---------        ---------
Adjusted average shares
 outstanding -- diluted               3,099.3          3,099.2          3,100.4
Diluted earnings per share          $    1.84             1.61             1.39
                                    =========        =========        =========

Diluted earnings per share calculation includes the dilution effect of convertible debt: a decrease in interest expense of $25 million, $47 million and $48 million after tax for years 2001, 2000 and 1999, respectively.

         Diluted earnings per share excludes 1 million shares, 62 million shares and 24 million shares of options for the year 2001, 2000 and 1999, respectively, as the exercise price of these options was greater than their average market value, resulting in an anti-dilutive effect on diluted earnings per share.


20 CAPITAL AND TREASURY STOCK

Changes in treasury stock were:

(Dollars in Millions Except                                Treasury Stock
Number of Shares in Thousands)                        Shares            Amount
                                                     --------          --------
Balance at January 3, 1999                            144,532          $    444
Employee compensation and
 stock option plans                                   (22,234)             (829)
Repurchase of common stock                             17,856               840
Business combinations                                      --                (2)
                                                     --------          --------
Balance at January 2, 2000                            140,154               453
Employee compensation and stock
 option plans                                         (28,886)           (1,075)
Conversion of Subordinated Debentures                 (25,676)               --
Repurchase of common stock                             21,402               973
Business combinations                                  (1,776)               (9)
                                                     --------          --------
Balance at December 31, 2000                          105,218               342
Employee compensation and stock
 option plans                                         (30,581)           (1,444)
Conversion of Subordinated Debentures                 (30,061)             (183)
Repurchase of common stock                             51,244             2,742
Business combinations                                 (23,193)              (64)
                                                     --------          --------
Balance at December 30, 2001                           72,627          $  1,393
                                                     ========          ========

Shares of common stock authorized and issued were 3,119,842,000 shares at the end of 2001 and 2000, 3,119,832,000 shares at the end of 1999 and 3,119,648,000 shares at the end of 1998.


21 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years 2001 and 2000 are summarized below:

                                                       2001                                            2000
                                   ---------------------------------------------   ---------------------------------------------
(Dollars in Millions                First       Second      Third       Fourth      First       Second      Third       Fourth
Except Per Share Amounts)          Quarter    Quarter(1)  Quarter(2)  Quarter(3)   Quarter     Quarter     Quarter    Quarter(4)
-------------------------          -------    ----------  ----------  ----------   -------     -------     -------    ----------
Segment sales to customers
Consumer                            $1,786       1,684       1,777       1,716       1,752       1,707       1,722       1,723
Pharmaceutical                       3,489       3,864       3,677       3,820       3,163       3,383       3,168       2,947
Med Devices & Diagnostics            2,746       2,794       2,784       2,867       2,525       2,580       2,548       2,628
                                    ------      ------      ------      ------      ------      ------      ------      ------
Total sales                         $8,021       8,342       8,238       8,403       7,440       7,670       7,438       7,298
                                    ======      ======      ======      ======      ======      ======      ======      ======
Gross profit                         5,721       5,980       5,853       5,914       5,198       5,409       5,247       5,084
Earnings before provision
 for taxes on income                 2,217       2,129       2,108       1,444       1,914       1,913       1,834       1,207
Net earnings                         1,552       1,482       1,529       1,105       1,331       1,363       1,323         936
                                    ======      ======      ======      ======      ======      ======      ======      ======
Basic net earnings per share        $  .51         .49         .50         .36         .45         .46         .44         .31
                                    ======      ======      ======      ======      ======      ======      ======      ======
Diluted net earnings per share      $  .50         .48         .49         .36         .44         .44         .43         .30
                                    ======      ======      ======      ======      ======      ======      ======      ======

(1) The second quarter of 2001 includes an after tax charge of $102 million relating to ALZA merger costs.

(2) The third quarter of 2001 includes an after tax charge of $24 million relating to ALZA merger costs.

(3) The fourth quarter of 2001 includes an after tax charge of $105 million relating to In-Process Research and Development (IPR&D) costs. The fourth quarter also includes an after tax charge of $29 million relating to a LifeScan class action settlement.

(4) The fourth quarter of 2000 includes an after tax charge of $45 million relating to IPR&D costs and restructuring gains. The fourth quarter also includes an after tax charge of $42 million relating to a federal government investigation of LifeScan's SURESTEP Blood Glucose Meter.

REPORT OF MANAGEMENT


The management of Johnson & Johnson is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts that are based on our best judgments with due consideration given to materiality.

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



/s/ Ralph S. Larsen                          /s/ Robert J. Darretta

Ralph S. Larsen                              Robert J. Darretta
Chairman, Board of Directors                 Vice President, Finance
and Chief Executive Officer                  and Chief Financial Officer



INDEPENDENT AUDITOR'S REPORT


To the Shareowners and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
January 21, 2002

SEGMENTS OF BUSINESS(1)                       Johnson & Johnson and Subsidiaries

                                                                                                        SALES TO CUSTOMERS(2)
                                                                                                 ----------------------------------
(Dollars in Millions)                                                                                2001         2000         1999
--------------------------------------------                                                     --------     --------     --------
Consumer -- Domestic                                                                             $  3,789        3,760        3,670
            International                                                                           3,173        3,144        3,194
                                                                                                 --------     --------     --------
Total                                                                                               6,962        6,904        6,864
                                                                                                 --------     --------     --------
Pharmaceutical -- Domestic                                                                         10,240        8,441        6,955
                  International                                                                     4,611        4,220        4,275
                                                                                                 --------     --------     --------
Total                                                                                              14,851       12,661       11,230
                                                                                                 --------     --------     --------
Medical Devices & Diagnostics -- Domestic                                                           6,175        5,506        5,296
                                 International                                                      5,016        4,775        4,617
                                                                                                 --------     --------     --------
Total                                                                                              11,191       10,281        9,913
                                                                                                 --------     --------     --------
Worldwide total                                                                                  $ 33,004       29,846       28,007
                                                                                                 ========     ========     ========

                                                              OPERATING PROFIT(3)                        IDENTIFIABLE ASSETS
                                                 ------------------------------------------      ----------------------------------
(Dollars in Millions)                                2001(5)          2000(6)          1999          2001         2000         1999
--------------------------------------------     --------         --------         --------      --------     --------     --------
Consumer                                         $  1,004              867              683         4,209        4,761        4,901
Pharmaceutical                                      4,928            4,394            3,735        11,568        9,209        8,797
Medical Devices & Diagnostics                       2,001            1,696            1,632        13,645       12,745       12,458
                                                 --------         --------         --------      --------     --------     --------
Segments total                                      7,933            6,957            6,050        29,422       26,715       26,156
Expenses not allocated to segments(3)                 (35)             (89)            (173)
General corporate(4)                                                                                9,066        7,530        4,908
                                                 --------         --------         --------      --------     --------     --------
Worldwide total                                  $  7,898            6,868            5,877        38,488       34,245       31,064
                                                 ========         ========         ========      ========     ========     ========

                                                            ADDITIONS TO PROPERTY,                        DEPRECIATION AND
                                                              PLANT & EQUIPMENT                             AMORTIZATION
                                                 ------------------------------------------      ----------------------------------
(Dollars in Millions)                                2001             2000             1999          2001         2000         1999
--------------------------------------------     --------         --------         --------      --------     --------     --------
Consumer                                         $    230              336              412           263          275          277
Pharmaceutical                                        749              627              760           492          474          407
Medical Devices & Diagnostics                         621              665              576           801          801          786
                                                 --------         --------         --------      --------     --------     --------
Segments total                                      1,600            1,628            1,748         1,556        1,550        1,470
General corporate                                     131               61               74            49           42           40
                                                 --------         --------         --------      --------     --------     --------
Worldwide total                                  $  1,731            1,689            1,822         1,605        1,592        1,510
                                                 ========         ========         ========      ========     ========     ========

GEOGRAPHIC AREAS(2)
                                                           SALES TO CUSTOMERS(2)                          LONG-LIVED ASSETS
                                                 ------------------------------------------      ----------------------------------
(Dollars in Millions)                                2001             2000             1999          2001         2000         1999
--------------------------------------------     --------         --------         --------      --------     --------     --------
United States                                    $ 20,204           17,707           15,921        11,922       10,043       10,033
Europe                                              6,853            6,365            6,711         3,632        3,551        3,698
Western Hemisphere excluding U.S.                   2,142            2,084            2,023           640          653          550
Asia-Pacific, Africa                                3,805            3,690            3,352           433          427          439
                                                 --------         --------         --------      --------     --------     --------
Segments total                                     33,004           29,846           28,007        16,627       14,674       14,720
General corporate                                                                                     319          255          282

Other non long-lived assets                                                                        21,542       19,316       16,062
                                                 --------         --------         --------      --------     --------     --------
Worldwide total                                  $ 33,004           29,846           28,007        38,488       34,245       31,064
                                                 ========         ========         ========      ========     ========     ========

(1) See Management's Discussion and Analysis, pages 27 to 29, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. In 2001, sales to three distributors accounted for 10.4%, 10.3% and 10.2% of total revenues. These sales were concentrated in the pharmaceutical segment.

(3) Amounts not allocated to segments include interest income/expense, minority interest and general corporate income and expense.

(4)      General corporate includes primarily cash and marketable securities.

(5) Includes $147 million of ALZA merger costs in the Pharmaceutical segment and $105 million of In-Process Research and Development (IPR&D) and $45 million of class action settlement in the Medical Devices and Diagnostics segment.

(6) Includes restructuring gains of $24 million in the Consumer segment and $8 million and $49 million of restructuring gains net of IPR&D charges in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

SUMMARY OF OPERATIONS AND STATISTICAL DATA 1991-2001(3)

                                              Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures)                2001           2000           1999           1998           1997
-------------------------------------------------------   --------       --------       --------       --------       --------
Sales to customers - Domestic                             $ 20,204         17,707         15,921         13,251         12,183
Sales to customers - International                          12,800         12,139         12,086         11,147         10,935
                                                          --------       --------       --------       --------       --------
TOTAL SALES                                                 33,004         29,846         28,007         24,398         23,118
                                                          ========       ========       ========       ========       ========
Cost of products sold                                        9,536          8,908          8,498          7,646(2)       7,291
Selling, marketing and administrative expenses              11,992         11,218         10,756          9,166          8,840
Research expense                                             3,591          3,105          2,768          2,506          2,373
Purchased in-process research and development                  105             66             --            298            108
Interest income                                               (456)          (429)          (266)          (302)          (263)
Interest expense, net of portion capitalized                   153            204            255            186            179
Other expense, net                                              38            (61)            37             12            (10)
Special charges                                                147            (33)            82            553            258
                                                          --------       --------       --------       --------       --------
                                                            25,106         22,978         22,130         20,065         18,776
                                                          --------       --------       --------       --------       --------
Earnings before provision for taxes on income                7,898          6,868          5,877          4,333          4,342
Provision for taxes on income                                2,230          1,915          1,604          1,232          1,237
                                                          --------       --------       --------       --------       --------
Earnings before cumulative effect of accounting changes      5,668          4,953          4,273          3,101          3,105
Cumulative effect of accounting changes (net of tax)            --             --             --             --             --
                                                          --------       --------       --------       --------       --------
NET EARNINGS                                              $  5,668          4,953          4,273          3,101          3,105
                                                          ========       ========       ========       ========       ========
Percent of sales to customers                                 17.2           16.6           15.3           12.7(2)        13.4
Diluted net earnings per share of common stock*           $   1.84(2)        1.61(2)        1.39(2)        1.02(2)        1.02(2)
Percent return on average shareowners' equity                 25.4           26.5           27.0           22.2(2)        24.6
                                                          ========       ========       ========       ========       ========

PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR:
Sales to customers                                            10.6            6.6           14.8            5.5            5.2
Diluted net earnings per share                                14.3(2)        15.8(2)        36.3(2)       --(2)            4.1(2)
                                                          ========       ========       ========       ========       ========

SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(4)                         $ 15,333         14,113         13,922         11,779         11,702
Total employment costs                                       7,749          7,085          6,537          5,908          5,586
Depreciation and amortization                                1,605          1,592          1,510          1,335          1,117
Maintenance and repairs(5)                                     372            327            322            286            270
Total tax expense(6)                                         2,995          2,619          2,271          1,881          1,824
Total tax expense per share(6)*                                .99            .87            .76            .63            .62
                                                          ========       ========       ========       ========       ========
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                        $  7,719          7,409          7,155          6,767          6,204
Additions to property, plant and equipment                   1,731          1,689          1,822          1,610          1,454
Total assets                                                38,488         34,245         31,064         28,966         23,615
Long-term debt                                               2,217          3,163          3,429          2,652          2,084
Operating cash flow                                          8,864          6,903          5,920          5,106          4,210
                                                          ========       ========       ========       ========       ========

COMMON STOCK INFORMATION*
Dividends paid per share                                  $    .70            .62            .55            .49           .425
Shareowners' equity per share                             $   7.95           6.77           5.70           4.93           4.51
Market price per share (year-end close)                   $  59.86          52.53          46.63          41.94          32.44
Average shares outstanding (millions) - basic              3,033.8        2,993.5        2,978.2        2,973.6        2,951.9
                                      - diluted            3,099.3        3,099.2        3,100.4        3,082.7        3,073.0
                                                          ========       ========       ========       ========       ========
EMPLOYEES (THOUSANDS)                                        101.8          100.9           99.8           96.1           92.6
                                                          ========       ========       ========       ========       ========

(Dollars in Millions Except Per Share Figures)                1996        1995        1994        1993        1992        1991
-------------------------------------------------------   --------    --------    --------    --------    --------    --------
Sales to customers - Domestic                               11,215       9,372       7,986       7,358       7,117       6,364
Sales to customers - International                          10,769       9,696       7,930       6,944       6,868       6,207
                                                          --------    --------    --------    --------    --------    --------
TOTAL SALES                                                 21,984      19,068      15,916      14,302      13,985      12,571
                                                          ========    ========    ========    ========    ========    ========
Cost of products sold                                        7,130       6,303       5,350       4,869       4,748       4,248
Selling, marketing and administrative expenses               8,500       7,530       6,406       5,828       5,776       5,202
Research expense                                             2,109       1,788       1,416       1,296       1,282       1,092
Purchased in-process research and development                   --          --          37          --          --         171
Interest income                                               (196)       (151)        (85)       (104)       (122)       (123)
Interest expense, net of portion capitalized                   176         184         182         165         162         156
Other expense, net                                             122          70          (5)        (71)         20          24
Special charges                                                 --          --          --          --          --          --
                                                          --------    --------    --------    --------    --------    --------
                                                            17,841      15,724      13,301      11,983      11,866      10,770
                                                          --------    --------    --------    --------    --------    --------
Earnings before provision for taxes on income                4,143       3,344       2,615       2,319       2,119       1,801
Provision for taxes on income                                1,185         926         654         533         547         531
                                                          --------    --------    --------    --------    --------    --------
Earnings before cumulative effect of accounting changes      2,958       2,418       1,961       1,786       1,572       1,270
Cumulative effect of accounting changes (net of tax)            --          --          --          --        (595)         --
                                                          --------    --------    --------    --------    --------    --------
NET EARNINGS                                                 2,958       2,418       1,961       1,786         977       1,270
                                                          ========    ========    ========    ========    ========    ========
Percent of sales to customers                                 13.5        12.7        12.3        12.5         7.0(1)     10.1
Diluted net earnings per share of common stock*                .98         .84         .69         .63         .34(1)      .44
Percent return on average shareowners' equity                 27.2        27.6        28.4        30.1        16.4(1)     22.1
                                                          ========    ========    ========    ========    ========    ========

PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR:
Sales to customers                                            15.3        19.8        11.3         2.3        11.2        10.6
Diluted net earnings per share                                16.7        21.7         9.5        85.3(1)    (22.7)(1)    12.8
                                                          ========    ========    ========    ========    ========    ========

SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(4)                           11,341       9,984       8,104       7,168       7,736       6,573
Total employment costs                                       5,447       4,849       4,401       4,181       4,166       3,605
Depreciation and amortization                                1,047         886         754         649         576         505
Maintenance and repairs(5)                                     285         257         222         205         213         206
Total tax expense(6)                                         1,753       1,458       1,132         957         975         929
Total tax expense per share(6)*                                .60         .52         .40         .34         .34         .33
                                                          ========    ========    ========    ========    ========    ========
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                           6,025       5,544       5,230       4,717       4,443       3,962
Additions to property, plant and equipment                   1,427       1,307         979       1,001       1,162       1,052
Total assets                                                22,248      19,355      17,027      13,372      13,087      11,653
Long-term debt                                               2,347       2,702       2,776       1,761       1,832       1,773
Operating cash flow                                          4,001       3,436       2,984       2,202       2,136       1,558
                                                          ========    ========    ========    ========    ========    ========

COMMON STOCK INFORMATION*
Dividends paid per share                                      .368         .32        .283        .253        .223        .193
Shareowners' equity per share                                 4.07        3.46        2.76        2.16        2.03        2.17
Market price per share (year-end close)                      25.25       21.38       13.69       11.19       12.63       14.31
Average shares outstanding (millions) - basic              2,938.0     2,820.1     2,796.9     2,816.6     2,845.8     2,847.2
                                      - diluted            3,046.2     2,890.0     2,843.2     2,840.8     2,876.4     2,901.2
                                                          ========    ========    ========    ========    ========    ========
EMPLOYEES (THOUSANDS)                                         91.5        84.2        83.4        83.2        86.9        84.9
                                                          ========    ========    ========    ========    ========    ========


* Adjusted to reflect the 2001 two-for-one stock split.

(1) Excluding the cumulative effect of accounting changes of $595 million. - 1992 earnings percent of sales to customers before accounting changes is 11.2%.
- 1992 earnings per share before accounting change is $.55. - 1992 earnings percent return on average shareowners' equity before accounting changes is 25.1%. - 1993 diluted net earnings per share percent increase over prior year before accounting changes is 14.5%; 1992 diluted net earnings per share increase over prior year is 25.0%.

(2) Excluding Special and In-Process Research and Development charges - 1997 diluted net earnings per share before special charges is $1.11. - 1997 diluted net earnings per share increase over prior year before special charges is 13.3%.
- 1998 earnings percent of sales to customers before special charges is 15.6%. - 1998 diluted net earnings per share before special charges is $1.24. - 1998 percent return on average shareowners' equity before special charges is 26.5%. - 1998 diluted net earnings per share increase over prior year before special charges is 11.7%; - 1998 cost of products sold includes $60 million of inventory write-offs for restructuring; - 1999 diluted net earnings per share before special charges is $1.42. 1999 excluding special charges diluted net earnings per share percent increase over prior year is 14.5%; - 2000 diluted net earnings per share before special charges is $1.63. 2000 excluding special charges diluted net earnings per share increase over prior year is 14.8%; - 2001 diluted net earnings per share before special charges is $1.91. - 2001 excluding special charges diluted net earnings per share increase over prior year is 17.2%.

(3) All periods have been adjusted to include the effects of the ALZA merger.

(4) Net of interest and other income.

(5) Also included in cost of materials and services category.

(6) Includes taxes on income, payroll, property and other business taxes; per share data calculated using average basic shares.


50