Form 10-K, Exhibit 13
period 2002-12-29
JOHNSON & JOHNSON
filed 2003-03-18
CIK 200406

                                                                      Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Record 2002 sales of $36.3 billion exceeded 2001 sales by $4.0 billion or 12.3% and marked the 70th year of consecutive positive sales growth. This growth was led by the strong performances of the Pharmaceutical and Medical Devices & Diagnostics segments.

The balance sheet remains strong with cash generated from operations of $8.2 billion in 2002. Cash dividends per share paid to shareholders in 2002 increased by 13.6% over 2001 and represented the 40th consecutive year of cash dividend increases. The Company continues to be one of few companies with a Triple A credit rating.

Organization
Management's Objectives

The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. In 2002, approximately $4.0 billion or 10.9% of sales was invested in research and development, recognizing the importance of on-going development of new and differentiated products and services.

The Company's system of management operates on a decentralized basis. With over 200 operating companies located in 54 countries, the Company views this management philosophy as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to shareholders.

Unifying the management team and the Company's dedicated employees in achieving these objectives is the Johnson & Johnson Credo. The Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

During 2002 as a result of corporate governance issues at certain companies, government lawmakers enacted the Sarbanes-Oxley Act of 2002 to protect investors by improving the accuracy and reliability of corporate disclosures. In light of this legislation, the Company has established a more documented, formal process around its already existing internal controls, like the annual certification of compliance by management with our Policy on Business Conduct. The Company continues to evaluate and enhance its internal control processes. Additionally, the Company continues to maintain a strong ethical environment, using the Johnson & Johnson Credo as the overall guide.

Description of Business

The Company has approximately 108,300 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company sells products in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to human health and well-being.

The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of domestic and international companies which span the Consumer, Pharmaceutical and Medical Devices & Diagnostics segments. Each international subsidiary is, with some exceptions, managed by citizens of the country where it is located.

In all its product lines, the Company competes with companies both large and small, located in the United States of America and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising and promotion.


Description of Segments
Consumer

The Consumer segment's principal products are personal care, including nonprescription drugs, adult skin and hair care products, baby care products, oral care products, first aid products, women's health products and nutritional products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets throughout the world. Major brands in the skin and hair care line of products include NEUTROGENA, RoC, AVEENO, CLEAN & CLEAR, JOHNSON'S pH5.5, PIZ BUIN and SUNDOWN sun care products and SHOWER TO SHOWER personal care products. Major brands in the over-the-counter line of products include the broad family of TYLENOL acetaminophen products, adult and children's MOTRIN analgesic products, IMODIUM, MYLANTA and the PEPCID Acid Controller from the Johnson & Johnson Merck Consumer Pharmaceuticals Co. Major brands in the women's health care line of products include CAREFREE, STAYFREE, o.b. Tampons and MONISTAT. Major brands in the baby care line of products include the JOHNSON'S Baby line of products and the PENATEN and NATUSAN baby care products. Major first aid products include BAND-AID Brand Adhesive Bandages and COMPEED. Major oral care products include the REACH brand of toothbrushes. Major products in the nutritionals product line include SPLENDA, a non-caloric sugar substitute, VIACTIV calcium chews and Benecol food products.

Pharmaceutical

The Pharmaceutical segment's principal worldwide franchises are in the antifungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology fields. These products are distributed both directly and through wholesalers and health care professionals for use by prescription by the general public.

Prescription drugs in the antifungal field include NIZORAL (ketoconazole), SPORANOX (itraconazole), TERAZOL (terconazole) and DAKTARIN(TM)
(miconazole nitrate) antifungal products. Prescription drugs in the anti-infective field include FLOXIN (ofloxacin) and LEVAQUIN
(levofloxacin). Prescription drugs in the cardiovascular field include
RETAVASE (reteplase), a recombinant biologic cardiology care product for the treatment of acute myocardial infarction to improve blood flow to the heart and ReoPro (abciximab) for the treatment of acute cardiac disease.

Prescription drugs in the contraceptive field include ORTHO EVRA (norelgestromin/ethinyl estradiol transdermal system), ORTHO-NOVUM (norethindrone/ethinyl estradiol) and TRICILEST (norgestimate/ethinyl estradiol, sold in the U.S. as ORTHO TRI-CYCLEN) group of oral contraceptives. Prescription drugs in the dermatology field include RETIN-A MICRO (tretinoin), a dermatological cream for acne. Prescription drugs in the gastrointestinal field include ACIPHEX (rabeprazole sodium), a proton pump inhibitor for treating erosive gastroesophageal reflux disease (GERD) and duodenal ulcers from which the Company derives service revenue as this product is co- promoted in the U.S. with Eisai; IMODIUM (loperamide HCl), an antidiarrheal; MOTILIUM (domperidone), a gastrointestinal mobilizer; and REMICADE (infliximab), a novel monoclonal antibody for treatment of certain Crohn's disease patients. REMICADE is also indicated for the treatment of rheumatoid arthritis.

Prescription drugs in the hematology field include PROCRIT (Epoetin alfa, sold outside the U.S. as EPREX), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production. Prescription drugs in the immunology field include ORTHOCLONE OKT3 (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants. Prescription drugs in the neurology field include TOPAMAX (topiramate), REMINYL (galantamine) and STUGERON (cinnarizine). Prescription drugs in the oncology field include DOXIL (doxorubicin), an anti-cancer treatment, ERGAMISOL (levamisole hydrochloride), a colon cancer drug and LEUSTATIN (cladribine), for hairy cell leukemia.

Prescription drugs in the psychotropic (central nervous system) field include antipsychotic drugs RISPERDAL (risperidone) and HALDOL (haloperidol) and CONCERTA (methylphenidate) for attention deficit/hyperactivity disorder. Prescription drugs in the pain management field include DURAGESIC (fentanyl transdermal system, sold abroad as DUROGESIC), a transdermal patch for chronic pain; and ULTRACET(TM) (tramadol hydrochloride), an analgesic for moderate to moderately severe pain. Prescription drugs in the urology field include DITROPAN XL (oxybutynin) for the treatment of overactive bladder.

Medical Devices & Diagnostics

The Medical Devices & Diagnostics segment includes a broad range of products used by or under the direction of health care professionals. These products include Ethicon's wound care, surgical sports medicine and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; Cordis' circulatory disease management products; LifeScan's blood glucose monitoring products; Ortho-Clinical Diagnostics' professional diagnostic products; DePuy's orthopaedic joint reconstruction and spinal products and Vistakon's disposable contact lenses. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Acquisitions in the Medical Devices & Diagnostics segment during recent years have been an integral part of an ongoing process to transform a medical supply business to one serving a range of higher technology medical specialties.

Operating Results
Sales

In 2002, worldwide sales increased 12.3% to $36.3 billion, compared to increases of 10.8% in 2001 and 6.6% in 2000. In 2002, sales to the three largest distributors, AmerisourceBergen Corp., McKesson HBOC and Cardinal Distribution, accounted for 10.3%, 9.8% and 9.2%, respectively, of total revenues. Excluding the impact of foreign currencies, worldwide sales increased 12.1% in 2002, 13.4% in 2001, and 9.9% in 2000. Price increases accounted for approximately 1.7%, 1.2% and 1.0% of growth in 2002, 2001 and 2000, respectively.

Sales by domestic companies were $22.5 billion in 2002, $19.8 billion in 2001 and $17.3 billion in 2000, that represents increases of 13.3% in 2002, 14.5% in 2001 and 11.5% in 2000. Sales by international companies were $13.8 billion in 2002, $12.5 billion in 2001 and $11.9 billion in 2000, that represents increases of 10.8% in 2002, 5.4% in 2001 and 0.3% in 2000. Excluding the impact of the foreign currency fluctuations over the past three years, sales by international companies increased 10.3% in 2002, 11.8% in 2001 and 7.8% in 2000. For the last five years, the annual compound growth rate for sales was 10.0%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for sales for the 5-year period was 12.1%.

All geographic areas throughout the world posted operational gains during 2002. Excluding the effect of exchange rate fluctuations between the U.S. dollar and foreign currencies, sales increased 8.3% in Europe, 10.9% in the Western Hemisphere (excluding the U.S.) and 13.6% in the Asia-Pacific, Africa regions. Including the impact of currency fluctuations, sales increased 14.2% in Europe and 12.2% in Asia-Pacific, Africa but decreased 2.5% in the Western Hemisphere (excluding the U.S.). The Company achieved an annual compound growth rate of 10.3% for worldwide sales for the 10-year period since 1992 with domestic sales growing at a rate of 12.5% and international sales growing at a rate of 7.5%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for the 10-year period was 12.0%.

Consumer segment sales in 2002 were $6.6 billion, an increase of 3.9% over 2001. Of the 3.9% increase in Consumer segment sales over prior year, 4.6% was operational growth with currency negatively impacting sales growth by 0.7%. Domestic sales increased by 4.5% while international sales gains in local currency of 4.6% were offset by a negative currency impact of 1.5%, resulting in total international growth of 3.1%. Consumer sales achieved strong growth in skin care products (NEUTROGENA, CLEAN & CLEAR and AVEENO) and BAND-AID wound care products, as well as in McNeil Nutritionals' SPLENDA sweetener products and VIACTIV calcium chews.

Consumer segment sales in 2001 were $6.3 billion, an increase of 0.8% over 2000. Domestic sales increased by 1.4% while international sales gains in local currency of 6.8% were offset by a negative currency impact of 6.7%, resulting in total growth of 0.1%. Consumer segment sales in 2000 were $6.3 billion, an increase of 0.4% over 1999. Domestic sales increased by 2.8% while international sales gains in local currency of 4.3% were offset by a negative currency impact of 6.6%, resulting in a total decrease of 2.3%.

Pharmaceutical segment sales in 2002 were $17.2 billion, an increase of 15.5% over 2001 including 16.4% growth in domestic sales and 13.5% total growth in international sales that includes a 2.4% positive effect of currency. Of the 15.5% increase in Pharmaceutical segment sales over prior year, 14.8% was due to operational increases, with currency positively impacting sales growth by 0.7%.

Sales growth reflects the strong performance of PROCRIT/EPREX, for treatment of anemia; REMICADE, a treatment for rheumatoid arthritis and Crohn's disease; RISPERDAL, an antipsychotic medication; DURAGESIC, a transdermal patch for chronic pain, and TOPAMAX, an anti-epileptic medication. Sales of PROCRIT/EPREX accounted for 11.8% of total Company revenues for 2002 and 10.6% in 2001. Johnson & Johnson markets over 100 prescription drugs around the world, with 30.5% of the sales generated outside the United States. Thirty-three drugs sold by the Company had 2002 sales in excess of $50 million, with 24 in excess of $100 million.

The rate of growth for sales of PROCRIT and EPREX was slowed in the latter half of 2002 as a result of new competition for PROCRIT. Sales growth may also have been affected by rare reports of Pure Red Cell Aplasia (PRCA) in chronic renal failure (CRF) patients administered EPREX subcutaneously. The Company's on-going investigation of PRCA in CRF patients indicates that the occurrence of PRCA continues to be rare.

During the second quarter of 2002, the Company completed its acquisition of Tibotec-Virco N.V. for approximately $320 million. Tibotec-Virco N.V. is a privately-held biopharmaceutical company focused on developing anti-viral treatments, with several promising compounds in development for the treatment of infectious diseases including HIV.

During the fourth quarter of 2002, the Company received U.S. Food and Drug Administration (FDA) approval for LEVAQUIN (levofloxacin) for an additional indication for the treatment of nosocomial pneumonia, the second most common hospital-acquired infection. The Company also filed several new drug applications with the FDA. These include TOPAMAX (topiramate) for the prevention of migraine headaches in adults as well as for use as a monotherapy treatment in epilepsy (it is currently approved as adjunctive treatment), LEVAQUIN for a five-day treatment of community-acquired pneumonia, and RISPERDAL (risperidone) as both adjunctive and monotherapy treatments of bipolar disorder.

Also in the fourth quarter of 2002, the Company announced a definitive agreement to acquire OraPharma, Inc., a specialty pharmaceutical company focused on the development and commercialization of unique therapeutics in oral health care products. The acquisition will provide entry into the oral health professional marketplace by providing a synergistic line of prevention and treatment products to maintain periodontal health. The transaction is valued at approximately $85 million, net of cash, and closed in the first quarter of 2003.

Pharmaceutical segment sales in 2001 were $14.9 billion, a total increase of 17.3% over 2000 including 21.3% growth in domestic sales. Operationally, international sales increased 14.2% but were partially offset by a negative currency impact of 4.9%, resulting in total growth of 9.3%. Pharmaceutical segment sales in 2000 were $12.7 billion, an increase of 12.7% over 1999 including 21.4% growth in domestic sales. Operationally, international sales increased 7.6% but were more than offset by a negative currency impact of 8.9% resulting in a total decrease in sales of 1.3%. Sales growth was partially offset by the restricted access of PROPULSID in a number of markets around the world.

Worldwide sales in 2002 of $12.6 billion in the Medical Devices & Diagnostics segment represented an increase of 12.9% over 2001. As currency had no impact on sales growth, the 12.9% total increase is also the operational sales increase over prior year. Domestic sales were up 13.0% and international sales increased 12.8% over the prior year.

Strong sales growth was achieved in each of the major franchises within this segment: Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's wound care, surgical sports medicine and women's health products; LifeScan's blood glucose monitoring products; Ethicon Endo-Surgery's minimally invasive surgical products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

During the third quarter of 2002, the Company announced the final results for SIRIUS, the landmark U.S. study of the CYPHERTM Sirolimus-eluting Stent. This drug-eluting coronary stent is the first of its kind to be recommended for FDA approval. Clinical results of the CYPHERTM stent indicate a significant reduction of in-stent restenosis and revascularization rates as compared to bare metal stents. The findings confirm the stent's continued excellent performance in significantly reducing reblockage of coronary arteries in patients with coronary artery disease. Additionally, in July 2002, the U.S. Department of Health and Human Services (HHS) made a decision to provide accelerated incremental reimbursement to hospitals for this technology commencing April 1, 2003 under newly established Diagnostic Related Groups (DRGs). In order to ensure access to this technology for patients as rapidly as possible, HHS has taken the unprecedented step of assigning it to new DRGs prior to FDA approval. On October 22, 2002, the Circulatory System Device Panel advisory panel voted 8-0 in favor of FDA approval with recommended conditions, for the Company's drug-eluting coronary stent. The Company is continuing to work with the FDA on their on-going review for product approval.

Also in the fourth quarter of 2002, the FDA's Orthopaedic and Rehabilitation Devices Panel unanimously recommended in favor of FDA approval, with conditions, for the INDEPENDENCE(TM) iBOT(TM) Mobility System. The iBOT(TM) Mobility System is a unique device that offers benefits for individuals with mobility-related disabilities. The device can be used to navigate difficult terrain, climb stairs and ramps and balance at standing height on two wheels.

In December 2002, Ethicon received FDA clearance to market VICRYL Plus Antibacterial Suture, the first and only suture designed with an antibacterial agent. Designed to reduce bacterial colonization on the suture, VICRYL Plus may help reduce the risk of complications associated with surgery.

Worldwide sales in 2001 of $11.1 billion in the Medical Devices & Diagnostics segment represented a total increase of 8.8% over 2000. Domestic sales were up 12.1%, while international sales increased 5.1% as sales gains in local currency of 12.1% were offset by a negative currency impact of 7.0%. Worldwide sales in 2000 of $10.2 billion in the Medical Devices & Diagnostics segment represented a total increase of 3.7% over 1999 consisting of gains in local currency of 6.9% that were reduced by 3.2% due to the strength of the U.S. dollar. Domestic sales were up 3.9%, while international sales increased 3.4% as sales gains in local currency of 10.3% were offset by a negative currency impact of 6.9%.

Gross Profit

Gross profit margin in 2002 was 71.2%, an improvement of 0.8% over the gross profit margin in 2001 of 70.4%. The improvement in gross profit margin for 2001 was 1.1% over the gross profit margin in 2000 of 69.3%, an improvement of 0.5% over 1999. The improvement in gross profit margin over the past three years was primarily a result of continued improvements in the mix of businesses and successful ongoing cost control efforts.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased 8.5%, 7.3% and 4.3% in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses as a percent to sales were 33.7%, 34.8% and 36.0% in 2002, 2001 and 2000, respectively. As a result of the implementation in 2002 of Emerging Issues Task Force (EITF) Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," the Company reclassified $687 million and $674 million for 2001 and 2000, respectively, from selling, general and administrative expenses to a reduction of sales and reclassified $45 million and $49 million of expense for 2001 and 2000, respectively, from selling, general and administrative expenses to cost of products sold.

Advertising expenses, which are comprised of television, radio and print media, as well as Internet advertising, were $1.5 billion in 2002, $1.4 billion in 2001 and $1.4 billion in 2000.

Research Expenses

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumers and patients. Worldwide costs of research activities, excluding in-process research & development charges, were as follows:

(Millions of Dollars)    2002      2001      2000
---------------------------------------------------
Research expense        $3,957     3,591     3,105
Percent increase
 over prior year          10.2%     15.7%     12.2%
Percent of sales          10.9      11.1      10.6

Research expense as a percent of sales for the Pharmaceutical segment was 15.7% for 2002, 16.6% for 2001 and 16.4% for 2000 while averaging 6.6%, 6.5% and 6.2%
in the Consumer and Medical Devices & Diagnostics segments for 2002, 2001 and 2000, respectively.

Significant research activities continued in the Pharmaceutical segment, with spending increasing to $2.7 billion or 9.3% over 2001 representing a compound annual growth rate of approximately 12.2% for the five-year period since 1997. Johnson & Johnson Pharmaceutical Research & Development, L.L.C., formerly known as the Janssen Research Foundation and the R.W. Johnson Pharmaceutical Research Institute, is the primary worldwide pharmaceutical research organization and additional research is conducted by Centocor, ALZA Corporation (ALZA), Tibotec-Virco N.V. and through collaboration with the James Black Foundation in London, England.

In-Process Research & Development

In the second quarter of 2002, the Company recorded in-process research & development (IPR&D) charges of $189 million after-tax ($189 million before tax as IPR&D is not generally tax deductible in the U.S.) related to acquisitions. These acquisitions included Tibotec-Virco N.V., a privately-held biopharmaceutical company focused on developing anti-viral treatments and Obtech Medical AG, a privately-held company that markets an adjustable gastric band for the treatment of morbid obesity.

In the fourth quarter of 2001, the IPR&D charge of $105 million after-tax ($105 million before tax as IPR&D is not generally tax deductible in the U.S.) was incurred as a result of the acquisition of Inverness Medical Technology, a supplier of LifeScan electrochemical products for blood glucose monitoring following the spin-off of its non-diabetes businesses and TERAMed, an early stage medical device company that is developing endovascular stent-graft systems for minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease.

In 2000, the Company's IPR&D charges of $66 million after-tax ($66 million before tax as IPR&D is not generally tax deductible in the U.S.) was related to the acquisition of Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation and Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products.

Interest (Income) Expense

Interest income decreased in 2002 primarily due to the decline in U.S. interest rates and cash expended as part of a stock repurchase program (see page 34). In 2002, the average yield on investments was more than 200 basis points below the average yield in 2001. Interest expense in 2002 as compared to 2001 remained relatively constant as there were no significant changes in average debt balances.

Other (Income) Expense, Net

Other (income) expense includes gains and losses related to the sale and write-down of certain equity securities of the Johnson & Johnson Development Corporation, losses on the disposal of fixed assets, currency gains & losses, minority interests, litigation settlement expense as well as royalty income. Additionally, in 2002, other (income) expense included the gain on the sale of the Ortho Prefest product line and the impact of the Amgen arbitration settlement.

On October 18, 2002, an arbitrator in Chicago denied an effort by Amgen, Inc., to terminate the 1985 license agreement under which Ortho Biotech obtained exclusive U.S. rights to Amgen-developed erythropoietin (EPO which is sold as PROCRIT/EPREX) for all indications outside of kidney dialysis. Amgen had filed suit in 1995, claiming that Ortho Biotech had breached its license rights by improperly making sales of EPO into Amgen's exclusive dialysis market. In his decision, the arbitrator found that sales had been made into markets where Amgen had retained exclusive rights, but that they did not warrant the extraordinary remedy of terminating the contract. Instead, he found that Amgen could be adequately compensated with monetary damages. The arbitrator awarded $150 million in damages that was recorded in the third quarter of 2002. This arbitration was the fourth between the parties since 1989. On January 24, 2003, the arbitrator ruled that Amgen was the "prevailing party" in this arbitration, entitling it to an award of reasonable attorneys' fees and costs. Amgen has not yet submitted its application for fees and costs. The Company expensed $85 million in the fourth quarter of 2002 in connection with this outstanding claim.

In 2001, in addition to the items indicated above, other (income) expense included costs related to the merger with ALZA of $147 million and the amortization expense of approximately $141 million that is no longer required under Financial Accounting Standards Board (FASB) Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). In 2000, in addition to the items indicated above, other (income) expense included a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge and the gain on the sale of various product lines.

Earnings Before Provision for Taxes on Income.

Consolidated earnings before provision for taxes on income increased 17.6%, 15.0% and 16.9% in 2002, 2001 and 2000, respectively. Excluding the IPR&D and merger charges noted in the previous sections, the increases were 16.3%, 18.1% and 15.8% in 2002, 2001 and 2000, respectively. The increase in 2002 is due primarily to volume growth, improved gross profit margins and efficiencies in spending in selling, marketing and administrative expenses.

Operating profit by segment for 2002 and 2001 is as follows:

                                          Percent
                                          of Sales
(Millions of Dollars)    2002   2001    2002     2001
------------------------------------------------------
Consumer               $1,229   1,004   18.7%    15.9%
Pharmaceutical          5,787   4,928   33.7     33.2
Med Devices & Diag      2,489   2,001   19.8     18.0
                       --------------
Segments total          9,505   7,933   26.2     24.5
Expenses not
 allocated to
 segments                (214)    (35)
                       --------------
Earnings before
 taxes on income       $9,291   7,898   25.6%    24.4%
                       ==============

The increase in expenses not allocated to segments is primarily due to the decline in interest income in 2002 as discussed in the Interest (Income) Expense section.

Consumer segment operating profit increased 22.4% over prior year and reflects an operating profit as a percent to sales improvement of 2.8%. The improvement is due primarily to leveraging of selling, promotion and administrative expenses offset by increased expenditures in advertising. Additionally, the Consumer segment operating profit improved 0.6% as amortization expense is no longer required under SFAS No. 142.

Pharmaceutical segment operating profit increased 17.4% and reflects an operating profit as a percent to sales improvement of 0.5%. The Pharmaceutical segment operating profit was negatively impacted by the cost of the Amgen arbitration settlement in 2002 of $150 million in damages and $85 million in legal fees, IPR&D related to the Tibotec-Virco N.V. acquisition and offset by the gain on the sale of the Ortho Prefest product line. There was no impact of SFAS No. 142 on operating profit as a percent to sales in the Pharmaceutical segment. The Pharmaceutical segment operating profit also included the effect of leveraging marketing expenses. In 2001, the Pharmaceutical operating profit included expenses related to the merger with ALZA.

Medical Devices & Diagnostics segment operating profit increased 24.4% and reflects an operating profit as a percent to sales improvement of 1.8%. The non-amortization per SFAS No. 142 accounted for 0.8% of the improvement. The remaining margin improvement over prior year was achieved despite investment spending in support of the Cordis product line. Operating profit includes the IPR&D associated with the acquisitions of Obtech Medical AG in 2002 and Inverness Medical Technology and TERAMed in 2001.

Provision For Taxes on Income

The worldwide effective income tax rate was 29.0% in 2002, 28.2% in 2001 and 27.9% in 2000. The increase in the effective tax rate for the years, 2002, 2001 and 2000 was primarily due to the increase in income subject to tax in the U.S. and the Company's non-deductible IPR&D charge. Refer to Footnote 8 to the financial statements for additional information.

Net Income and Earnings Per Share

Worldwide net earnings for 2002 were $6.6 billion, reflecting a 16.4% increase over 2001. Worldwide net earnings per share for 2002 equaled $2.16 per share, an increase of 17.4% from the $1.84 net earnings per share in 2001. Excluding the impact of IPR&D in 2002 and the impact of IPR&D and merger costs in 2001, worldwide net earnings were $6.8 billion and net earnings per share were $2.23, representing an increase of 15.0% and 16.8%, respectively, over 2001. The impact of the non-amortization per SFAS No. 142 increased net earnings and earnings per share by approximately 2.0%. Worldwide net earnings achieved a 10-year annual growth rate of 21.0%, while earnings per share grew at a rate of 20.3%. Excluding the impact of an accounting change in 1992 and IPR&D in 2002, worldwide net earnings achieved a 10-year annual growth rate of 15.7%, while earnings per share grew at a rate of 15.0%. The 5-year annual compound growth rates for net earnings and earnings per share are 16.3% and 16.2%, respectively. Excluding the impact of IPR&D and merger costs, worldwide net earnings achieved a 5-year annual growth rate of 14.9%, while earnings per share grew at a rate of 15.0%.


Worldwide net earnings for 2001 were $5.7 billion, reflecting a 14.4% increase over 2000. Worldwide net earnings per share for 2001 equaled $1.84 per share, an increase of 14.3% from the $1.61 net earnings per share in 2000. Excluding the impact of IPR&D and merger costs in 2001 and IPR&D net of a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge in 2000, worldwide net earnings were $5.9 billion and net earnings per share were $1.91, representing an increase of 18.0% and 17.2%, respectively, over 2000. Worldwide net earnings for 2000 were $5.0 billion, reflecting a 15.9% increase over 1999. Worldwide net earnings per share for 2000 equaled $1.61 per share, an increase of 15.8% from the $1.39 net earnings per share in 1999. Excluding the impact of IPR&D net of a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge in 2000 and merger costs in 1999, worldwide net earnings were $5.0 billion and net earnings per share were $1.63, representing an increase of 14.9% and 14.8% respectively over 1999.

Cash Flows and Liquidity

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, capital expenditures, acquisitions, share repurchases, dividends and debt repayments. Cash and current marketable securities were $7.5 billion at the end of 2002 as compared with $8.0 billion at the end of 2001.

Cash generated from operations amounted to $8.2 billion in 2002, which is less than the cash generated from operations in 2001 of $8.9 billion. This decrease is due primarily to the funding of the U.S. pension plan of approximately $750 million net of the current tax benefit during 2002. In 2001, there was a change in the timing of salary increases and bonuses paid to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation and performance. The result of this change was an increase of approximately $450 million in cash flows in 2001 from operating activities due to the payment of the 2001 bonus in 2002.

Capital Expenditures

Capital expenditures in 2002 increased to $2.1 billion or 21.3% over 2001 and increased 2.5% to $1.7 billion in 2001 over 2000. The increase in 2002 is due primarily to expansion of manufacturing facilities to support new and existing products, investments in support of research and investments in information systems across all business segments.

Share Repurchases & Dividends

On February 13, 2002, the Company announced a stock repurchase program of up to $5 billion with no time limit on this program. This program was completed on August 1, 2002, with 83.6 million shares repurchased for an aggregate price of $5.0 billion. In addition to the 2002 stock repurchase program, the Company has an annual program to repurchase shares for use in employee stock and employee incentive plans.

The Company increased its cash dividend in 2002 for the 40th consecutive year. Cash dividends paid were $0.795 per share in 2002, compared with dividends of $0.70 per share in 2001 and $0.62 per share in 2000. The dividends were distributed as follows:

                          2002    2001    2000
----------------------------------------------
First quarter            $ .18     .16     .14
Second quarter            .205     .18     .16
Third quarter             .205     .18     .16
Fourth quarter            .205     .18     .16
                          --------------------
Total                    $.795     .70     .62
                          ====================

On January 6, 2003, the Board of Directors declared a regular cash dividend of $0.205 per share, paid on March 11, 2003 to shareholders of record as of February 18, 2003. The Company expects to continue the practice of paying regular cash dividends.

Contractual Obligations & Commitments

The Company has long-term contractual obligations primarily lease and debt obligations. To satisfy these obligations, the Company intends to use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of December 29, 2002 (see Notes 4 and 6 for further details):

                                Operating   Debt
(Millions of Dollars)           Leases      Obligations
-------------------------------------------------------
2003                              $138             77
2004                               121            270
2005                               101             17
2006                                86             12
2007                                67              8
After 2007                        $160          1,715

Financial Position & Capital Resources
Total Assets & Returns

Total assets increased $2.1 billion or 5.4% in 2002 and $4.2 billion or 12.4% in 2001. Of the consolidated assets at year-end 2002, Medical Devices & Diagnostics accounted for 37.1%, 27.4% were Pharmaceutical segment assets, 12.5% were Consumer segment assets and 23.0% were general corporate assets. At year-end 2001, 35.5% and 27.5% of the consolidated assets were identifiable to the Medical Devices & Diagnostics and Pharmaceutical segments, respectively while 10.9% and 26.1% were Consumer segment and general corporate assets, respectively. Net intangible assets in 2002 increased 1.9% over 2001 and represented 22.8% of total assets at year-end 2002. Net property, plant and equipment increased to $8.7 billion or 12.8% and represented 21.5% of total assets at year-end 2002. Shareholders' equity per share at the end of 2002 was $7.65 compared with $7.95 at year-end 2001, a decrease of 3.8%. The decrease is primarily due to the $5 billion stock repurchase program completed during 2002.

Financing & Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset primarily by the effect of foreign exchange rate changes on the underlying transactions. A 10% appreciation of the U.S. Dollar from December 29, 2002 market rates would increase the unrealized value of the Company's forward contracts by $252 million. Conversely, a 10% depreciation of the U.S. Dollar from December 29, 2002 market rates would decrease the unrealized value of the Company's forward contracts by $308 million. In either scenario, the gain or loss on the forward contract would be offset by the effect of foreign exchange rate changes on the underlying transaction.

The Company enters into currency swap contracts to manage the Company's exposure to changes in currency exchange rates by hedging foreign currency denominated assets and liabilities. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments would be immaterial.

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

Total unused credit available to the Company approximates $3.1 billion, including $1.5 billion of credit commitments and $0.8 billion of uncommitted lines with various banks worldwide that expire during 2003. The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTN's were issued in 2002. At December 29, 2002, the Company had $1.8 billion remaining on its shelf registration. The Company continues to be one of few companies with a Triple A credit rating.

Total borrowings at the end of 2002 and 2001 were $4.1 billion and $2.8 billion, respectively. In 2002, net cash (cash and current marketable securities net of debt) was $3.3 billion. In 2001, net cash (cash and current marketable securities net of debt) was $5.2 billion. Total debt represented 15.4% of total capital (shareholders' equity and total debt) in 2002 and 10.3% of total capital in 2001. For the period ended December 29, 2002, there were no material cash commitments. A summary of borrowings can be found in Note 6.

The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws, in which the relief being sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

Other Matters
Critical Accounting Policies & Estimates

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company's significant accounting policies are described in Note 1, however the Company believes that the understanding of certain key accounting policies and estimates is essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies and estimates include revenue recognition, accounting for income taxes, legal and self insurance contingencies, valuation of long lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

Revenue Recognition

The Company recognizes revenue from product sales when goods are shipped or delivered depending on when title and risk passes to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recorded. These provisions, the largest of these being the Medicaid rebate provision, are based on estimates derived from current program requirements and historical experience. The Company also recognizes service revenue that is received for co-promotion of certain products. At year-end December 29, 2002, these revenues were less than 2% of total revenues and are included in product sales.

Income Taxes

Income taxes are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP accounting and U.S. tax reporting that are recorded as deferred tax assets or liabilities. The Company records deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates that may affect these deferred tax assets and liabilities are recorded in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings. At December 29, 2002, and December 30, 2001, the cumulative amount of undistributed international earnings was approximately $12.3 billion and $12.1 billion, respectively.

Legal & Self Insurance Contingencies

The Company records accruals for various contingencies including legal proceedings and product liability cases as they arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses, opinions of legal counsel and where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third party insurers based on the probability of recovery. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from such third party insurers.

Long Lived and Intangible Assets

The Company assesses changes in economic conditions and strategic priorities and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's fixed assets, goodwill and other non-current assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans that cover most employees worldwide. These plans require assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 for further detail on these rates and the effect of a change in these rates on the Company's results of operations.

Stock Options

The Company has elected the use of Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) that does not require compensation costs related to stock options to be recorded in net income, as all options granted under the various stock option plans had an exercise price equal to the market value of the underlying common stock at grant date. Statement of Financial Accounting Standard (SFAS) No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" requires pro forma disclosure of net income and earnings per share determined as if the fair value method of accounting for stock options had been applied in measuring compensation cost. See Notes 1 and 10 for further information regarding stock options.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Company will adopt this standard in 2003 that is effective for fiscal years beginning after June 15, 2002 and it is not expected to have a material impact on the Company's results of operations, cash flows or financial position. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was effective for the first quarter of 2002. The Company's adoption of SFAS No. 144 did not have a material effect on the Company's results of operations, cash flows or financial position. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 in the first quarter of 2003 and is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and have been adopted by the Company. There is no disclosure required at year-end 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 in 2003 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51," which addresses consolidation of variable interest entities. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Changing Prices & Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1992-2002, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. Inflation rates, even though moderate in many parts of the world during 2002, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2002 and 2001 were:

                           2002            2001
                      -----------------------------
                       High    Low      High   Low
---------------------------------------------------
First quarter         $65.89  54.70    52.34  40.25
Second quarter         65.29  52.00    54.20  42.60
Third quarter          56.50  41.40    57.60  50.00
Fourth quarter         61.30  53.00    60.97  53.05
Year-end close            $53.11           59.86

Subsequent Events

On February 10, 2003, Johnson & Johnson announced that it signed a definitive agreement with Scios Inc., a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on auto-immune diseases. The Company will acquire Scios in a cash for stock exchange.

Under the terms of the agreement, Scios shareholders will receive $45.00 for each outstanding Scios share. The value of the transaction as of the anticipated closing date is expected to be approximately $2.4 billion, net of cash anticipated to be acquired, based on Scios' approximately 59.8 million fully diluted shares outstanding.

The boards of directors of Johnson & Johnson and Scios have given their approval to the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. This transaction is also subject to the approval of the shareholders of Scios and other customary closing conditions.

Scios is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory disease. The company's disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs. Scios' product NATRECOR is the first novel agent approved for congestive heart failure (CHF) in more than a decade. NATRECOR is a recombinant form of a naturally occurring protein secreted by the heart as part of the body's response to CHF. The drug has several significant advantages over existing therapies for CHF, the single most common cause of hospitalization in the United States for patients over 65.

The principal focus of Scios' research and development program is small molecule inhibitors, and includes several potential new treatments for pain and inflammatory diseases, including an advanced p-38 kinase inhibitor program.

The transaction is expected to close in the second quarter of 2003, and the Company anticipates an IPR&D charge of approximately $700 million to be incurred in connection with this acquisition.

Cautionary Factors That May Affect Future Results.

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

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward- looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. The Company's report on Form 10-K for the year ended December 29, 2002 that will be filed in March 2003, will contain, as an Exhibit, a discussion of various factors that could cause actual results to differ from expectations. Prior to that filing, investors should reference the Company's report on Form 10-K for the fiscal year ended December 30, 2001. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets
Johnson & Johnson and Subsidiaries

At December 29, 2002 and December 30, 2001
(Dollars in Millions Except Share and Per Share Data) (Note 1)

                                   2002           2001
                                  -------        -----
Assets

Current assets
Cash and cash
 Equivalents
 (Notes 1, 14 and 15)             $ 2,894        3,758
Marketable securities
 (Notes 1, 14 and 15)               4,581        4,214
Accounts receivable trade,
 less allowances for
 doubtful accounts $191
 (2001, $197)                       5,399        4,630
Inventories (Notes 1 and 2)         3,303        2,992
Deferred taxes on income
 (Note 8)                           1,419        1,192
Prepaid expenses and other
 Receivables                        1,670        1,687
                                  ---------------------
Total current assets               19,266       18,473
                                  =====================
Marketable securities,
 non-current (Notes 1, 14 and 15)     121          969
Property, plant and equipment,
 net (Notes 1 and 3)                8,710        7,719
Intangible assets, net
 (Notes 1 and 7)                    9,246        9,077
Deferred taxes on income
 (Note 8)                             236          288
Other assets (Note 5)               2,977        1,962
                                  ---------------------
Total assets                      $40,556       38,488
                                  =====================
Liabilities and Shareholders' Equity
-------------------------------------------------------
Current liabilities
Loans and notes payable
 (Note 6)                         $ 2,117          565
Accounts payable                    3,621        2,838
Accrued liabilities                 3,820        3,135
Accrued salaries, wages
 and commissions                    1,181          969
Taxes on income                       710          537
                                  ---------------------
Total current liabilities          11,449        8,044
                                  =====================
Long-term debt (Note 6)             2,022        2,217
Deferred tax liability (Note 8)       643          493
Employee related obligations
 (Note 5)                           1,967        1,870
Other liabilities                   1,778        1,631
Shareholders' equity
Preferred stock - without par value
 (authorized and unissued
 2,000,000 shares)                     --           --
Common stock - par value
 $1.00 per share (Note 20)
 (authorized 4,320,000,000 shares;
 issued 3,119,842,000 shares)       3,120        3,120
Note receivable from employee
 stock ownership plan (Note 16)       (25)         (30)
Accumulated other comprehensive
 income (Note 12)                    (842)        (530)
Retained earnings                  26,571       23,066
                                  ---------------------
                                   28,824       25,626
Less: common stock held in
 treasury, at cost (Note 20)
 (151,547,000 and 72,627,000)       6,127        1,393
                                  ---------------------
Total shareholders' equity         22,697       24,233
                                  =====================
Total liabilities and
 shareholders' equity             $40,556       38,488
                                  =====================

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings
Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)

                                 2002      2001      2000
----------------------------------------------------------
Sales to customers             $36,298    32,317    29,172
                                ==========================
Cost of products sold           10,447     9,581     8,957
                                ==========================
Gross profit                    25,851    22,736    20,215
Selling, marketing and
 administrative expenses        12,216    11,260    10,495
Research expense                 3,957     3,591     3,105
Purchased in-process
 research and development
 (Note 17)                         189       105       66
Interest income                   (256)     (456)    (429)
Interest expense, net
 of portion capitalized
 (Note 3)                          160       153      204
Other (income) expense,
 Net                               294       185      (94)
                                --------------------------
                                16,560    14,838   13,347
                                --------------------------
Earnings before provision
 for taxes on income             9,291     7,898    6,868
Provision for taxes on income
 (Note 8)                        2,694     2,230    1,915
                                --------------------------
Net earnings                   $ 6,597     5,668    4,953
                                ==========================
Basic net earnings per share
 (Notes 1 and 19)              $  2.20      1.87     1.65
                                ==========================
Diluted net earnings per share
 (Notes 1 and 19)              $  2.16      1.84     1.61
                                ==========================

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity
Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)

                                                                Note Rec.
                                                                From Employee
                                          Compre-               Stock Owner-
                                          hensive   Retained    ship Plan
                               Total      Income    Earnings    (ESOP)
-----------------------------------------------------------------------------
Balance, Jan 2, 2000           $16,995              14,768       (41)
                                =============================================
Net earnings                     4,953     4,953     4,953
Cash dividends paid             (1,724)             (1,724)
Employee stock
 Compensation and
 stock option plans                619                (456)
Conver. of subordinated
 Debentures                        504                 504
Repurchase of common
 Stock                            (973)
Business combinations               77                  68
Other comprehensive income,
 net of tax:
 Curncy translation adj            (45)      (45)
 Unrealized gains/(losses)
  on securities                     (2)       (2)
 Pension liab adj                  (15)      (15)
Reclassification adj                         (52)
                                           -----
Total comprehensive income                 4,839
                                           =====
Note receivable from ESOP            6                             6
                                ------     --------------------------------
Bal, Dec 31, 2000              $20,395              18,113       (35)
                                ===========================================
Net earnings                     5,668     5,668     5,668
Cash dividends paid             (2,047)             (2,047)
Employee stock
 Compensation and
 stock option plans                842                (602)
Conver. of subordinated
 Debentures                        815                 632
Repurchase of common
 stock                          (2,742)
Business combinations            1,366               1,302
Other comprehensive income,
 net of tax:
 Curncy translation adj           (175)     (175)
 Unrealized gains/(losses)
  on securities                      8         8
 Gains/(losses) on
  derivatives & hedges              98        98
Reclassification adj                         (14)
                                           -----
Total comprehensive income                 5,585
                                           =====
Note receivable from ESOP            5                             5
                                ------     --------------------------------
Bal, Dec 30, 2001              $24,233              23,066       (30)
                                ===========================================
Net earnings                     6,597     6,597     6,597
Cash dividends paid             (2,381)             (2,381)
Employee stock
 Compensation and
 stock option plans                806                (489)
Conver. of subordinated
 Debentures                        131                (222)
Repurchase of common
 stock                          (6,382)
Other comprehensive income,
 net of tax:
 Curncy translation adj            (10)      (10)
 Unrealized gains/(losses)
  on securities                    (86)      (86)
 Pension liab adj                  (18)      (18)
 Gains/(losses) on
  derivatives & hedges            (198)     (198)
Reclassification adj                         (26)
                                           -----
Total comprehensive income                 6,259
                                           =====
Note receivable from ESOP            5                             5
                                ------     --------------------------------
Bal, Dec 29, 2002              $22,697              26,571       (25)
                                ===========================================

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity
Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)

                               Accumul
                               Other      Common
                               Compre-    Stock     Treasury
                               hensive    Issued    Stock
                               Income     Amount    Amount
------------------------------------------------------------
Balance, Jan 2, 2000              (399)    3,120      (453)
============================================================
Net earnings
Cash dividends paid
Employee stock
 Compensation and
 stock option plans                                  1,075
Conver. of subordinated
 Debentures
Repurchase of common
 Stock                                                (973)
Business combinations                                    9
Other comprehensive income,
 net of tax:
 Curncy translation adj            (45)
 Unrealized gains/(losses)
  on securities                     (2)
 Pension liab adj                  (15)
Reclassification adj
Total comprehensive income
Note receivable from ESOP
                                   -----------------------
Bal, Dec 31, 2000                 (461)    3,120      (342)
                                   =======================
Net earnings
Cash dividends paid
Employee stock
 Compensation and

 stock option plans                                  1,444
Conver. of subordinated

 Debentures                                            183
Repurchase of common
 stock                                              (2,742)
Business combinations                                   64
Other comprehensive income,
 net of tax:
 Curncy translation adj           (175)
 Unrealized gains/(losses)
  on securities                      8
 Gains/(losses) on
  derivatives & hedges              98
Reclassification adj
Total comprehensive income
Note receivable from ESOP
                                   -----------------------

Bal, Dec 30, 2001                 (530)    3,120    (1,393)
                                   =======================
Net earnings
Cash dividends paid
Employee stock
 Compensation and
 stock option plans                                  1,295
Conver. of subordinated
 Debentures                                            353
Repurchase of common
 stock                                              (6,382)
Other comprehensive income,
 net of tax:
 Curncy translation adj            (10)
 Unrealized gains/(losses)
  on securities                    (86)
 Pension liab adj                  (18)
 Gains/(losses) on
  derivatives & hedges            (198)
Reclassification adj
Total comprehensive income
Note receivable from ESOP
                                   -----------------------
Bal, Dec 29, 2002                 (842)    3,120    (6,127)
                                   =======================

See Notes to Consolidated Financial Statements

(Consolidated Statements of Cash Flows
Johnson & Johnson and Subsidiaries

Dollars in Millions) (Note 1)

                                         2002      2001      2000
                                        ------    -------   -------
Cash flows from operating activities
Net earnings                            $6,597     5,668     4,953
Adjustments to reconcile net
 earnings to cash flows:
 Depreciation and amortization
 of property and intangibles             1,662     1,605     1,592
 Purchased in-process research
 and development                           189       105        66
 Deferred tax provision                    (74)     (106)     (128)
 Accounts receivable reserves               (6)       99        41
Changes in assets and liabilities,
 net of effects from acquisition of
 businesses:
 Increase in accounts receivable          (510)     (258)     (468)
 (Increase) decrease in inventories       (109)     (167)      128
 Increase in accounts payable and
 accrued liabilities                     1,420     1,401        41
 (Increase) decrease in other current
 and non-current assets                 (1,429)     (270)      124
 Increase in other current and
 non-current liabilities                   436       787       554
                                         -------------------------
Net cash flows from operating
 Activities                              8,176     8,864     6,903
                                         =========================
Cash flows from investing activities
Additions to property, plant
 and equipment                          (2,099)   (1,731)   (1,689)
Proceeds from the disposal of
 Assets                                    156       163       166
Acquisition of businesses, net of
 cash acquired (Note 17)                  (478)     (225)     (151)
Purchases of investments                (6,923)   (8,188)   (5,676)
Sales of investments                     7,353     5,967     4,827
Other                                     (206)      (79)     (142)
                                         -------------------------
Net cash used by invest activities      (2,197)   (4,093)   (2,665)
                                         =========================
Cash flows from financing activities
Dividends to shareholders               (2,381)   (2,047)   (1,724)
Repurchase of common stock              (6,538)   (2,570)     (973)
Proceeds from short-term debt            2,359       338       814
Retirement of short-term debt             (560)   (1,109)   (1,485)
Proceeds from long-term debt                22        14       591
Retirement of long-term debt              (245)     (391)      (35)
Proceeds from the exercise of
 stock options                             390       514       387
                                         -------------------------
Net cash used by financing
 Activities                             (6,953)   (5,251)   (2,425)
                                         =========================
Effect of exchange rate changes on
 cash and cash equivalents                 110       (40)      (47)
                                         -------------------------
(Decrease) increase in cash and
 cash equivalents                         (864)     (520)    1,766
Cash and cash equivalents, beginning
 of year (Note 1)                        3,758     4,278     2,512
                                         -------------------------
Cash and cash equivalents,
 end of year (Note 1)                   $2,894     3,758     4,278
                                         =========================

Supplemental cash flow data
Cash paid during the year for:
 Interest                               $  141       185       215
 Income taxes                            2,006     2,090     1,651
Supplemental schedule of
 noncash investing and
 financing activities
Treasury stock issued for employee
 compensation and stock option plans,
 net of cash proceeds                   $  946       971       754
Conversion of debt                         131       815       504
Acquisition of businesses
Fair value of assets acquired           $  550     1,925       241
Fair value of liabilities assumed          (72)     (434)       (5)
                                         -------------------------
                                           478     1,491       236
Treasury stock issued at fair value         --    (1,266)      (85)
                                         -------------------------
Net cash paid for acquisitions          $  478       225       151
                                         =========================

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Principles

Principles of Consolidation

The financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations." The Company will adopt this standard in 2003 that is effective for fiscal years beginning after June 15, 2002 and it is not expected to have a material impact on the Company's results of operations, cash flows or financial position. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was effective for the first quarter of 2002. The Company's adoption of SFAS No. 144 did not have a material effect on the Company's results of operations, cash flows or financial position. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The disclosure provisions have been implemented and no disclosures were required at year-end 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 in 2003 has not and is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51," which addresses consolidation of variable interest entities. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Investments

Short-term marketable securities are carried at cost, which approximates fair value. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in non-marketable equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

Property, Plant and Equipment and Depreciation.

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment    20-40 years
Land and leasehold improvements    10-20 years
Machinery and equipment            2-13 years

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally ranges from 3 to 5 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows is less than the carrying value of these assets.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered depending on when title and risk passes to the customer. Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recorded.

Sales Incentives and Trade Promotional Allowances.

The Company has adopted Emerging Issues Task Force (EITF) Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" effective December 31, 2001. All prior periods have been restated to reclassify sales incentives and trade promotional allowances from selling, general and administrative expenses to either a reduction of sales or cost of sales. As such, sales were reduced by $687 million and $674 million for 2001 and 2000, respectively, and cost of products sold increased by $45 million and $49 million for 2001 and 2000, respectively.

Shipping and Handling

Shipping and handling costs incurred were $518 million, $473 million and $492 million in 2002, 2001 and 2000, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is immaterial for all periods presented.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Intangible Assets

In accordance with SFAS No. 142, no amortization was recorded for goodwill and/or intangible assets deemed to have indefinite lives for acquisitions completed after June 30, 2001. Further, effective the beginning of fiscal year 2002 in accordance with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill and indefinite lived intangible assets. The effect of non-amortization of this goodwill and these intangible assets was approximately $141 million before tax for 2002. Intangible assets that have finite useful lives continue to be amortized over their useful lives. SFAS No. 142 requires that goodwill and non- amortizable intangible assets be assessed annually for impairment. The required initial assessment was completed at June 30, 2002 and no impairment was determined. This initial impairment assessment was updated in the fourth quarter of 2002 and no impairment was determined. Future impairment tests will be performed in the fourth quarter, annually.

Financial Instruments

Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," collectively referred to as SFAS No.
133. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if it is, depending on the type of hedge transaction.

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

The designation as a cash flow hedge is made at the date of entering into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and that is highly effective, are recorded in accumulated other comprehensive income, until the underlying transaction affects earnings and are then reclassified to earnings in the same account as the hedged transaction. Fair value of a forward exchange contract represents the present value of the change in forward exchange rates times the notional amount of the derivative. The fair value of a currency swap contract is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the periods the currency exchanges are due, and expressing the result in U.S. dollars at the current spot foreign currency exchange rate.

On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

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

Product Liability

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on existing information. The accruals are adjusted periodically as additional information becomes available. Receivables for insurance recoveries related to product liability related claims are recorded, on an undiscounted for the time value of money basis, when it is probable that a recovery will be realized.

Research and Development

Research and development expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

Advertising

Costs associated with advertising are expensed in the year incurred. Advertising expenses worldwide, which are comprised of television, radio, print media as well as Internet advertising, were $1.5 billion in 2002, $1.4 billion in 2001 and $1.4 billion in 2000.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings. At December 29, 2002, and December 30, 2001, the cumulative amount of undistributed international earnings was approximately $12.3 billion and $12.1 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Net Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Stock Options

At December 29, 2002, the Company has 24 stock-based employee compensation plans that are described in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" and its related Interpretations. Compensation costs are not recorded in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

As required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(Dollars in Millions
Except Per Share Data)        2002      2001     2000
-----------------------------------------------------
Net income,
 as reported                 $6,597    5,668    4,953
                              -----------------------
Less:
 Compensation
 expense(1)                     320      263     189
                              -----------------------
Pro forma                    $6,277    5,405   4,764
                              =======================
Earnings per share:
 Basic - as reported         $ 2.20     1.87    1.65
      - pro forma              2.09     1.78    1.59
 Diluted - as reported         2.16     1.84    1.61
     - pro forma               2.06     1.75    1.55
                              =======================

(1) Determined under fair value based method for all awards, net of tax.


Risks and Uncertainties

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Actual results may or may not differ from those estimates.

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as will be the case in 2004, the fiscal year consists of 53 weeks.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Stock Split

On April 26, 2001, the Board of Directors declared a 2-for-1 stock split. Shareholders of record at the close of business on May 22, 2001 were issued one additional share of Johnson & Johnson common stock on June 12, 2001 for each share held as of the record date. All shares and per share data for all periods presented in these financial statements have been adjusted to reflect the stock split.

2 Inventories

At the end of 2002 and 2001, inventories were comprised of:

(Dollars in Millions)                  2002     2001
----------------------------------------------------
Raw materials and supplies           $  835      842
Goods in process                        803      605
Finished goods                        1,665    1,545
                                      --------------
                                     $3,303    2,992
                                      ==============

3 Property, Plant and Equipment

At the end of 2002 and 2001, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)                  2002     2001
----------------------------------------------------
Land and land improvements           $  472      459
Buildings and building equipment      4,364    3,911
Machinery and equipment               7,869    6,805
Construction in progress              1,609    1,283
                                      --------------
                                     14,314   12,458
Less accumulated depreciation         5,604    4,739
                                      --------------
                                     $8,710    7,719
                                      ==============

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2002, 2001 and 2000 was $98 million, $95 million and $97 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2002, 2001 and 2000 was $1.3 billion, $1.1 billion and $1.1 billion, respectively.

Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to earnings.

4 Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $298 million in 2002, $275 million in 2001 and $264 million in 2000.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 29, 2002 are:

(Dollars                           After
in Millions)            2003  2004  2005  2006  2007  2007  Total
                        -----------------------------------------
                        $138   121   101    86    67   160    673

Commitments under capital leases are not significant.

5 Employee Related Obligations

At the end of 2002 and 2001, employee related obligations were:

(Dollars in Millions)               2002     2001
-------------------------------------------------
Pension benefits                  $  643      605
Post retirement benefits             907      878
Post employment benefits             193      168
Deferred compensation                335      311
                                  ---------------
                                  $2,078    1,962
Current benefits payable             111       92
                                  ---------------
Employee related obligations      $1,967    1,870
                                  ===============

Prepaid employee related obligations of $959 million for 2002 are included in other assets on the consolidated balance sheet.

6 Borrowings

The components of long-term debt are as follows:

                                         Eff.             Eff.
(Dollars in Millions)            2002   Rate%     2001   Rate%
--------------------------------------------------------------
3% Zero Coupon
 Convertible
 Subordinated Debentures
 due 2020                      $  621   3.00       626   3.00
5.25% Zero Coupon
 Convertible
 Subordinated Debentures
 due 2014                          11   5.25       117   5.25
8.72% Debentures
 due 2024                         300   8.72       300   8.72
6.95% Notes due 2029              293   7.14       293   7.14
6.73% Debentures
 due 2023                         250   6.73       250   6.73
7.375% Notes due 2002               -      -       200   7.49
8.25% Eurodollar Notes
 due 2004                         200   8.37       199   8.37
6.625% Notes due 2009             198   6.80       198   6.80
5.12% Notes due 2003(2)            60   0.82        60   0.82
Industrial Revenue Bonds           39   3.85        39   5.30
Other, principally
 International                    127      -       163      -
                               -------------------------------

                                2,099   5.85(1)  2,445   5.98(1)
Less current portion               77              228
                               -------------------------------

                               $2,022            2,217
                               ===============================


(1) Weighted average effective rate.

(2) Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via a currency swap.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.1 billion, including $1.5 billion of credit commitments and $0.8 billion of uncommitted lines with various banks worldwide that expire during 2003. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note
(MTN) program. No MTN's were issued in 2002. At December 29, 2002, the Company had $1.8 billion remaining on its shelf registration.

Long term debt includes two convertible subordinated debentures issued by ALZA prior to its merger with Johnson & Johnson.

On July 28, 2000, ALZA completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 29, 2002, the outstanding 3% Debentures had a total principal amount at maturity of $1.0 billion with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 579,000 shares have been issued as of December 29, 2002 due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2003, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 29, 2002 and December 30, 2001, the fair value based on quoted market value of the 3% Debentures was $813 million and $910 million, respectively.

In 1994, ALZA issued the 5.25% Zero Coupon Convertible Subordinated Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 29, 2002, the outstanding 5.25% Debentures had a total principal amount at maturity of $20 million, with a yield to maturity of 5.25% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the debentures, note holders are entitled to convert their debentures into approximately 24.0 million shares of Johnson & Johnson stock at a price of $13.939 per share. Approximately 23.5 million shares of Johnson & Johnson stock have been issued as at December 29, 2002 due to voluntary conversions by note holders. At the option of the holder, the 5.25% Debentures may be purchased by the Company on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. At December 29, 2002 and December 30, 2001, the fair value based on quoted market value of the 5.25% Debentures was $27 million and $339 million, respectively.

Short-term borrowings and current portion of long-term debt amounted to $2.1 billion at the end of 2002. These borrowings are comprised of $1.6 billion of commercial paper and $468 million of local borrowings, principally by international subsidiaries.

Aggregate maturities of long-term obligations commencing in 2003 are:

                                                       After
(Dollars in Millions)  2003  2004  2005  2006  2007    2007
------------------------------------------------------------
                        $77   270    17    12     8   1,715

7 Intangible Assets

At the end of 2002 and 2001, the gross and net amounts of intangible assets were:

(Dollars in Millions)               2002       2001
---------------------------------------------------
Goodwill - gross                 $ 5,320      5,245
Less accumulated amortization        667        674
                                 ------------------

Goodwill - net                   $ 4,653      4,571
                                 ==================

Trademarks (non-amortizable)
 - gross                         $ 1,021        935
Less accumulated amortization        138        132
                                 ------------------

Trademarks (non-amortizable)
 - net                           $   883        803
                                 ==================

Patents and trademarks - gross   $ 2,016      1,881
Less accumulated amortization        534        376
                                 ------------------

Patents and trademarks - net     $ 1,482      1,505
                                 ==================

Other intangibles - gross        $ 2,998      2,849
Less accumulated amortization        770        651
                                 ------------------

Other intangibles - net          $ 2,228      2,198
                                 ==================

Total intangible assets
 - gross                         $11,355     10,910
Less accumulated amortization      2,109      1,833
                                 ------------------

Total intangible assets - net    $ 9,246      9,077
                                 ==================


Goodwill as of December 29, 2002 as allocated by segments of business is as follows:

                                               Med Dev
(Dollars in Millions)      Consumer   Pharm    & Diag    Total
--------------------------------------------------------------
Goodwill, net of
 accumulated
 amortization at
 December 30, 2001           $806      232     3,533    4,571
Reclassification of
 intangibles, net of
 accumulated
 amortization                   -     (109)        -     (109)
Acquisitions                    -      150        60      210
Translation & other            15      (29)       (5)     (19)
                           -----------------------------------

Goodwill at
 December 29, 2002           $821      244     3,588    4,653
                           ===================================

The weighted average amortization periods for patents and trademarks and other intangible assets are 16 years and 18 years, respectively. The amortization expense of amortizable intangible assets for the fiscal year ended December 29, 2002 was $405 million pre-tax and the estimated amortization expense for the five succeeding years approximates $425 million pre-tax, per year, respectively.

8 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)              2002     2001     2000
----------------------------------------------------------
Currently payable:
 U.S. taxes                       $2,042    1,726    1,375
 International taxes                 726      610      668
                                  ------------------------

                                   2,768    2,336    2,043
                                  ========================

Deferred:
 U.S. taxes                           20      (22)     (36)
 International taxes                 (94)     (84)     (92)
                                  ------------------------

                                     (74)    (106)    (128)
                                  ------------------------

                                  $2,694    2,230    1,915
                                  ========================

A comparison of income tax expense at the federal statutory rate of 35% in 2002, 2001 and 2000, to the Company's effective tax rate is as follows:

(Dollars in Millions)               2002     2001     2000
----------------------------------------------------------
U.S.                              $6,189    4,744    3,892
International                      3,102    3,154    2,976
                                  ------------------------
Earnings before taxes
 on income:                       $9,291    7,898    6,868
                                  ------------------------

Statutory taxes                   $3,252    2,764    2,404
Tax rates:
Statutory                           35.0%    35.0%    35.0%
Puerto Rico and
 Ireland operations                 (4.5)    (5.4)    (5.0)
Research tax credits                (0.7)    (0.4)    (0.8)
Domestic state and local             1.2      0.9      0.8
International
 subsidiaries
 excluding Ireland                  (2.2)    (2.6)    (2.9)
IPR&D                                0.7      0.5      0.3
All other                           (0.5)     0.2      0.5
                                  ------------------------

Effective tax rate                  29.0%    28.2%    27.9%
                                  ========================

During 2002, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring in 2014. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

Temporary differences and carry forwards for 2002 and 2001 are as follows:

                                  2002             2001
                              Deferred Tax      Deferred Tax
                            --------------------------------
(Dollars in Millions)        Asset    Liab     Asset    Liab
------------------------------------------------------------
Employee related
 Obligations                $  443               625
Depreciation                          (318)             (294)
Non-deductible
 Intangibles                          (931)             (959)
International R&D


 capitalized for tax           340               237
Reserves & liabilities         479               636
Income reported
 for tax purposes              343               313
Miscellaneous
 international                 359    (278)      275    (260)
Capitalized intangible         139               156
Miscellaneous U.S.             354               183
                            ---------------------------------
Total deferred
 income taxes               $2,457  (1,527)    2,425  (1,513)
                            =================================

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in Taxes on Income on the balance sheet.

9 International Currency Translation

For translation of its subsidiaries operating in non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies which are reflected in operating results.

An analysis of the changes during 2002 and 2001 for foreign currency translation adjustments is included in Note 12.

Net currency transaction and translation gains and losses included in other expense were after-tax losses of $25 million, $3 million and $65 million, in 2002, 2001 and 2000, respectively.

10 Common Stock, Stock Option Plans and Stock
Compensation Agreements

At December 29, 2002 the Company had 24 stock-based compensation plans. Under the 2000 Stock Option Plan, the Company may grant options to its employees for up to 1.6% of the issued shares of the Company's Common Stock, plus the number of shares available from the previous year that were not issued, as well as shares issued under the Plan that expired or terminated without being exercised. The shares outstanding are for contracts under the Company's 1991, 1995 and 2000 Employee Stock Option Plans, the 1997 Non-Employee Director's Plan and the Mitek, Cordis, Biosense, Gynecare, Centocor, Innovasive Devices, ALZA and Inverness Stock Option Plans.

Stock options generally expire 10 years from the date they are granted and vest over service periods that range from one to six years. All options are granted at current market price on the date of grant. Shares available, under the 2000 Stock Option Plan, for future grants are based on 1.6% of the issued shares each year, and 49.9 million shares could be granted each year during the years 2002 through 2005, in addition to any other available shares as described above. Shares available for future grants under the 2000 plan were 62.1 million at the end of 2002.

A summary of the status of the Company's stock option plans as of December 29, 2002, December 30, 2001 and December 31, 2000 and changes during the years ending on those dates, is presented below:

                                                    Weighted
                                   Options          Average
(Shares in Thousands)            Outstanding     Exercise Price
---------------------------------------------------------------
Balance at January 2, 2000          181,486         $25.65
Options granted                      46,456          48.29
Options exercised                   (27,130)         15.22
Options canceled/forfeited           (6,824)         33.03
                                    ----------------------

Balance at December 31, 2000        193,988          32.27
Options granted                       8,975(1)       36.31
Options exercised                   (30,622)         19.00
Options canceled/forfeited           (5,117)         49.38
                                    ----------------------

Balance at December 30, 2001        167,224          34.37
Options granted                      48,072          57.30
Options exercised                   (21,012)         19.64
Options canceled/forfeited           (4,543)         50.86
                                    ----------------------

Balance at December 29, 2002        189,741         $41.42
                                    ======================

(1) Includes 3,108 options issued to replace Inverness options outstanding at or granted prior to the acquisition.

For the year ended December 30, 2001, there was a change in the timing of granting stock compensation and options to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation with performance. The same timing of grants will be followed for fiscal 2002.

The average fair value of options granted was $15.49 in 2002, $13.72 in 2001 and $14.79 in 2000. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                             2002        2001        2000
-------------------------------------------------------------
Risk-free rate               4.39%       4.87%       5.45%
Volatility                   26.0%       27.0%       27.0%
Expected life                 5.0 yrs     5.0 yrs     5.0 yrs
Dividend yield               1.33%       1.33%       1.40%

The following table summarizes stock options outstanding and exercisable at December 29, 2002:

(Shares in Thousands)    Outstanding                      Exercisable
--------------------------------------------------- -----------------------
                                            Average                Average
Exercise                  Average          Exercise                Exercise
Price Range        Options       Life(a)    Price    Options        Price
--------------------------------------------------- -----------------------

$.79-$11.15         5,572          1.2   $   10.29    5,572     $   10.29
$11.16-$21.24      16,550          1.8       12.93   16,550         12.93
$21.57-$39.86      43,541          4.0       27.05   42,403         26.85
$40.08-$50.66      40,916          6.7       45.94   35,829         45.76
$50.69-$55.91      36,337          7.8       50.74      306         51.82
$57.30-$61.68      46,655          9.1       57.34        1         57.36
$63.30-$66.50         170          8.0       64.37       41         64.74
                  --------------------------------- ---------------------
                  189,741          6.3   $   41.42  100,702     $   30.47
                  ================================= =====================

(a) Average contractual life remaining in years.

Stock options exercisable at December 30, 2001 and December 31, 2000 were 99,176 options at an average exercise price of $24.34 and 90,384 options at an average exercise price of $19.46, respectively.

11 Segments of Business and Geographic Areas

See page 57 for information on segments of business and geographic areas.

12 Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

                                                           Total
                              Unrld            Gains/      Accum
                      For.    Gains/     Pens  (Losses)    Other
                      Cur.    (Losses)   Liab  on Deriv     Comp
                     Trans.   on Sec     Adj.  & Hedg     Inc/(Loss)
(Dollars in
Millions)
--------------------------------------------------------------------
Jan. 2, 2000          $(477)      78                       (399)
2000 changes            (45)      (2)   (15)                (62)
                      ------------------------------------------

Dec. 31, 2000         $(522)      76    (15)               (461)
2001 changes
 Transition
  Adjustment              -        -      -       17
 Net change due
  to hedging
  transactions            -        -      -      228
 Net amount
  reclassed to
  net earnings            -        -      -     (147)
                      ------------------------------------------

Net 2001
 Changes               (175)       8      -       98        (69)
                      ------------------------------------------

Dec. 30, 2001         $(697)      84    (15)      98       (530)
2002 changes
 Net change due
  to hedging
  transactions            -        -      -     (394)
 Net amount
  reclassed to
  net earnings            -        -      -      196
                      ------------------------------------------

Net 2002
 Changes                (10)     (86)   (18)    (198)      (312)
                      ------------------------------------------

Dec. 29, 2002         $(707)      (2)   (33)    (100)      (842)
                      ==========================================

Total other comprehensive income for 2002 includes reclassification adjustment gains of $45 million realized from the sale of equity securities and the associated tax expense of $19 million. In 2001, total other comprehensive income included reclassification adjustment gains of $21 million realized from the sale of equity securities and the associated tax expense of $7 million. In 2000, total other comprehensive income included reclassification adjustment gains of $80 million and the associated tax expense of $28 million.

The tax effect on these unrealized gains/(losses) on equity securities is a benefit of $1 million in 2002, an expense of $64 million in 2001 and an expense of $53 million in 2000. The tax effect on the gains/(losses) on derivatives and hedges is a benefit of $56 million in 2002 and an expense of $53 million in 2001. See Note 15 for additional information relating to derivatives and hedging.

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

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2002, 2001 and 2000 include the following components:

                         Retirement Plans    Other Benefit Plans
----------------------------------------------------------------

(Dollars in Millions)   2002   2001   2000    2002   2001   2000
----------------------------------------------------------------

Service cost            $249    219    201      23     23     20
Interest cost            354    325    295      59     52     51
Expected return on
 plan assets            (447)  (413)  (377)     (4)    (5)    (5)
Amortization of prior
 service cost             15     18     21      (3)    (3)    (1)
Amortization of net
 transition asset         (7)    (6)    (7)      -      -      -
Recognized actuarial
 Gains                   (41)   (68)   (81)      -     (7)   (10)
Curtailments and
 Settlements              (1)    (1)     -       -      -      -
                        ----------------------------------------

Net periodic benefit
 Cost                   $122     74     52      75     60     55
                        ========================================

The net periodic (income) cost attributable to domestic retirement plans was $61 million in 2002, $28 million in 2001 and ($14) million in 2000.

The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

                         Retirement Plans     Other Benefit Plans
                        ------------------    -------------------
                        2002   2001   2000    2002   2001   2000
Domestic Benefit Plans
-----------------------------------------------------------------
Weighted average
 discount rate          6.75%  7.50%  7.50%   6.75%  7.50%  7.50%
Expected long-term
 rate of return on
 plan assets            9.00   9.00   9.00    9.00   9.00   9.00
Rate of increase in
 compensation levels    4.50   4.50   5.00    4.50   4.50   5.00

International Benefit
Plans
-----------------------------------------------------------------
Weighted average
 discount rate          5.75%  5.75%  6.00%   6.75%  6.75%  6.75%
Expected long-term
 rate of return on
 plan assets            7.50   7.50   7.50       -      -      -
Rate of increase in
 compensation levels    3.50   3.50   3.50    4.25   4.25   4.25

Health care cost trends in the United States are projected at annual rates, for all individuals, grading from 9.0% to 4.5% by the year 2009 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 2002 would be a $125 million increase or a $106 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 2002 would be a $13 million increase or a $10 million decrease.

Plan assets consist primarily of listed common stocks, U.S. and non-U.S. equities and fixed income investments. The fair value of Johnson & Johnson common stock in the plan assets was $384 million at December 29, 2002.

The following tables set forth the change in benefit obligations and change in plan assets at year-end 2002 and 2001 for the Company's defined benefit retirement plans and other benefit plans:

                         Retirement Plans  Other Benefit Plans
--------------------------------------------------------------
(Dollars in Millions)      2002     2001      2002      2001
--------------------------------------------------------------
Change in Benefit
 Obligation
Benefit obligation
 - beginning of year     $5,026     4,555     782        722
Service cost                249       219      23         23
Interest cost               354       325      59         52
Plan participant
 Contributions               18        15       -          -
Amendments                   17         8       -          -
Actuarial loss              478       210     190         22
Divestitures &
 Acquisitions                (4)        1       8          -
Curtailments &
 settlements                  (6)       (1)      -          -
Total benefits paid        (246)     (223)    (50)       (34)
Effect of exchange
 rates                       165       (83)      3         (3)
                         -------------------------------------

Benefit obligation
 - end of year           $6,051     5,026   1,015        782
                         =====================================
Change in Plan Assets
--------------------------------------------------------------
Plan assets at
 fair value
 - beginning of year     $4,355     4,847      48         58


Actual return on
 plan assets               (611)     (276)    (12)        (8)
Company contributions     1,074        56      47         31
Plan participant
 Contributions               18        15       -          -
Divestitures                 (2)        -     (49)         -
Benefits paid from
 plan assets               (232)     (212)      -        (33)
Effect of exchange
 Rates                      103       (75)      -          -
                         -----------------------------------
Plan assets at
 fair value -
 end of year             $4,705     4,355      34         48
                         ===================================

Amounts recognized in the Company's balance sheet consist of the following:

                         Retirement Plans  Other Benefit Plans
--------------------------------------------------------------

(Dollars in Millions)      2002     2001      2002      2001
--------------------------------------------------------------

Plan assets less than
 projected benefit
 obligation             $(1,346)     (671)   (981)      (734)
Unrecognized
 actuarial losses
 /(gains)                 1,588       (14)     92       (123)
Unrecognized prior
 service cost               124       118     (18)       (21)
Unrecognized net
 transition asset            (4)       (9)      -          -
                        --------------------------------------
Total recognized
 in the
 consolidated
 balance sheet          $   362      (576)   (907)      (878)
                        ======================================

Book reserves           $  (643)     (770)   (907)      (878)
Prepaid benefits            959       165       -          -
Intangible assets            13        14       -          -
Accumulated
 comprehensive
 Income                      33        15       -          -
                        --------------------------------------

Total recognized in
 consolidated balance
 sheet                     $362      (576)   (907)      (878)
                        ======================================

A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits (ABO) exceeds the fair value of plan assets and accrued pension liabilities. The minimum pension liability adjustments in 2002 and 2001 of $46 million and $29 million, respectively relate primarily to plans outside the U.S.

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

                             Retirement Plans         Other Benefit Plans
-------------------------------------------------------------------------

(Dollars in Millions)        2002         2001         2002         2001
-------------------------------------------------------------------------

Accumulated benefit
 Obligation               $  (953)        (544)        (941)        (782)
Projected benefit
 Obligation               $(1,024)        (645)          --           --
Plan assets at
 fair value               $   305          111           34           48

14 Marketable Securities

                                   December 29, 2002
                           ---------------------------------
                                    Un-      Un-
                                    real-    real-     Est
                              Net   ized     ized      Fair
                             Cost   Gains    Losses    Value
------------------------------------------------------------
Money market funds         $  701      -        -       701
Commercial paper               35      -        -        35
Time deposits                 754      -        -       754
Government securities
  and obligations           1,976      3        -     1,979
Asset backed securities         -      -        -         -
Bank notes                     18      -        -        18
Corporate debt securities   2,791      6        -     2,797
                           --------------------------------

Total current
  marketable securities    $6,275      9        -     6,284
                           ================================

Government securities          14      -        -        14
Asset backed securities         -      -        -         -
Bank notes                     27      -        -        27
Corporate debt securities       -      -        -         -
Investments held in trust      80      -        -        80
                           --------------------------------

Total non-current
  marketable securities    $  121      -        -       121
                           ================================

                                   December 30, 2001
                          -----------------------------------

                                    Un-      Un-
                                    real-    real-     Est
                              Net   ized     ized      Fair
                             Cost   Gains    Losses    Value
------------------------------------------------------------
Money market funds         $1,276      -        -     1,276
Commercial paper               54      -        -        54
Time deposits               1,162      -        -     1,162
Government securities
  and obligations           1,046      2        -     1,048
Asset backed securities         7      -        -         7
Bank notes                    118      -        -       118
Corporate debt securities   3,221     16        -     3,237
                           --------------------------------

Total current
  marketable securities    $6,884     18        -     6,902
                           ================================

Government securities         314      6        -       320
Asset backed securities       122      -        -       122
Bank notes                    131      2        -       133
Corporate debt securities     311      7        -       318
Investments held in trust      91      4        -        95
                           --------------------------------

Total non-current
  marketable securities    $  969     19        -       988
                           ================================

Current marketable securities include $1.7 billion and $2.7 billion that are classified as cash equivalents on the balance sheet at December 29, 2002 and December 30, 2001, respectively.

15 Financial Instruments

Effective January 1, 2001, the Company adopted SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

As of December 29, 2002 the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $100 million after-tax. For additional information, see Note 12. Of this amount, the Company expects that $100 million will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Transactions with third parties will cause the amount in accumulated other comprehensive income to affect net earnings. The maximum length of time over which the Company is hedging is 15 months.

For the year ended December 29, 2002 the net impact of the hedges' ineffectiveness to the Company's financial statements was insignificant. For the year ended December 29, 2002 the Company has recorded a net gain of $10 million (after tax) in the "other (income) expense, net" category of the consolidated statement of earnings, representing the impact of discontinuance of cash flow hedges because it is probable that the originally forecasted transactions will not occur by the end of the originally specified time period.

Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with major banks throughout the world and other high quality money market instruments. Refer to Note 14 for additional information. The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. These investments generally mature within six months and the Company has not incurred any related losses.

16 Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareholders' equity.

Total contributions to the plans were $111 million in 2002, $96 million in 2001 and $81 million in 2000.

17 Mergers & Acquisitions

Certain businesses were acquired for $478 million in cash and liabilities assumed of $72 million assumed during 2002. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

The 2002 acquisitions included Tibotec-Virco N.V., a privately-held biopharmaceutical company focused on developing anti-viral treatments; Micro Typing Systems, Inc., a manufacturer of reagents and supplier of distributed instruments known as the ID-Micro Typing System(TM) and Obtech Medical AG, a privately-held company that markets an adjustable gastric band for the treatment of morbid obesity.

The excess of purchase price over the estimated fair value of tangible assets of the acquired entities amounted to $325 million and has been allocated to identifiable intangibles and goodwill. In addition, approximately $189 million has been identified as the value of in-process research and development (IPR&D) associated with the Tibotec-Virco N.V. and Obtech Medical AG acquisitions.

The IPR&D charge related to Tibotec-Virco N.V. was $150 million and is associated with two early stage HIV compounds. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 30 - 33%. The discount rate was 9%.

The IPR&D charge related to Obtech Medical AG was $39 million and is associated with the development of the current Swedish Adjustable Gastric Band (SAGB) for use in the United States as well as development of a next generation technology platform. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using a 70% probability of success factor and a 20% discount rate.

Pro forma information is not provided since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

On June 22, 2001, Johnson & Johnson and ALZA Corporation (ALZA) completed the merger between the two companies. This transaction was accounted for as a pooling-of-interests. ALZA had approximately 239 million shares outstanding (286 million on a fully diluted basis) that were exchanged for approximately 234 million shares of Johnson & Johnson common stock. On a diluted basis when adjusted for stock options and convertible debt, the number of Johnson & Johnson shares issued total approximately 280 million. Holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock, valued at $52.39 per share.

ALZA is a research-based pharmaceutical company with leading drug delivery technologies. The company applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for Johnson & Johnson affiliate portfolios and for many of the world's leading pharmaceutical companies.

Certain businesses were acquired for $1.9 billion during 2001 ($0.6 billion in cash and liabilities assumed and 24.5 million shares of the Company's common stock issued from Treasury valued at $1.3 billion). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

The 2001 acquisitions included Inverness Medical Technology, the supplier of LifeScan's electrochemical products for blood glucose monitoring following the spin-off of its non-diabetes businesses; Heartport, a company that develops and manufactures products for less invasive open chest and minimally invasive heart operations, including stopped heart and beating heart procedures; TERAMed Inc., an early-stage medical device company that is developing endovascular stent-graft systems for the minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease; BabyCenter, L.L.C., an Internet content and commerce company devoted to supporting a community of expectant and new mothers; and the VIACTIV product line, a chewable calcium supplement, from the Mead Johnson Nutritionals Division of Bristol-Myers Squibb.

Inverness Medical Technology was acquired to enhance control of the primary supplier of LifeScan blood glucose monitoring products and will allow for the achievement of operational synergies. The acquisition also provides key technology for the development of future products.

Approximately $105 million has been identified as the value of IPR&D associated with the Inverness Medical Technology and TERAMed Inc. acquisitions. The IPR&D charge is primarily related to Inverness projects for minimally invasive testing, continuous monitoring and insulin delivery. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 25 - 40%. The discount rate used was 12%.

Certain businesses were acquired for $241 million during 2000. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisitions.

The 2000 acquisitions included Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products; Innovasive Devices, a company that manufactures and sells devices for sports medicine surgery for soft tissue injuries; Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation; Medtrex, a company that develops and manufactures electrosurgical generators and disposable products, and the ST. JOSEPH aspirin business. The IPR&D writeoff associated with Atrionix, Inc.
and ALZA's Crescendo acquisition was $66 million. The IPR&D charge is primarily related to an Atrionix project for the design of a catheter system to be used in a procedure which blocks electrical impulses originating in pulmonary veins, which can cause atrial fibrillation. The value of IPR&D was calculated with the assistance of a third party appraiser using a cash flow projection discounted for the risk inherent in such a project. The discount rate used was 26%.

Divestitures in 2002, 2001 and 2000 did not have a material effect on the Company's results of operations, cash flows or financial position.

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

One group of cases against the Company concerns the Janssen Pharmaceutica product PROPULSID, which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, numerous lawsuits have been filed against Janssen, which is a wholly owned subsidiary of the Company, and the Company regarding PROPULSID in state and federal courts across the country. There are approximately 753 such cases currently pending, including the claims of approximately 5,556 plaintiffs, 1,961 of whom recently filed in Mississippi to avoid application of tort reform legislation effective January 1, 2003. More cases were likely filed in Mississippi but have not yet been served. In the active cases, 429 individuals are alleged to have died from the use of PROPULSID. These actions seek substantial compensatory and punitive damages and accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off- label use and of over-promotion. In addition, Janssen and the Company have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf.

In September 2001, the first 10 plaintiffs in the Rankin case, which comprises the claims of 155 PROPULSID plaintiffs, went to trial in state court in Claiborne County, Mississippi. The jury returned compensatory damage verdicts for each plaintiff in the amount of $10 million, for a total of $100 million. The trial judge thereafter dismissed the claims of punitive damages. On March 4, 2002, the trial judge reduced these verdicts to a total of $48 million, and denied the motions of Janssen and the Company for a new trial. Janssen and the Company believe these verdicts, even as reduced, are insupportable and have appealed. In the view of Janssen and the Company, the proof at trial demonstrated that none of these plaintiffs was injured by PROPULSID and that no basis for liability existed.

In April 2002, a state court judge in New Jersey denied plaintiffs' motion to certify a national class of PROPULSID users for purposes of medical monitoring and refund of the costs of purchasing PROPULSID. An effort to appeal that ruling has been denied. In June 2002 the federal judge presiding over the PROPULSID Multi-District Litigation in New Orleans, Louisiana similarly denied plaintiffs' motion there to certify a national class of PROPULSID users. Plaintiffs in the Multi- District Litigation have said they are preserving their right to appeal that ruling and other complaints filed against Janssen and the Company include class action allegations which could be the basis for future attempts to have classes certified.

With respect to all the various PROPULSID actions against them, Janssen and the Company dispute the claims in those lawsuits and are vigorously defending against them except where, in their judgment, settlement is appropriate. Janssen and the Company believe they have adequate self-insurance reserves and commercially available excess insurance with respect to these cases. In communications to the Company, the excess insurance carriers have raised certain defenses to their liability under the policies. However, in the opinion of the Company, those defenses are pro forma and lack substance and the carriers will honor their obligations under the policies.

The Company's Ortho Biotech subsidiary was party to an arbitration proceeding filed against it in 1995 by Amgen, Ortho Biotech's licensor of U.S. non-dialysis rights to PROCRIT, in which Amgen sought to terminate Ortho Biotech's U.S. license rights and collect substantial damages based on alleged deliberate PROCRIT sales by Ortho Biotech during the early 1990s into Amgen's reserved dialysis market. On October 18, 2002, the arbitrator issued his decision rejecting Amgen's request to terminate the license and finding no material breach of the license. However, the arbitrator found that conduct by Ortho Biotech in the early 1990s, which was subsequently halted by Ortho Biotech, amounted to a non-material breach of the license and awarded Amgen $150 million in damages which the Company expensed in the third quarter of 2002. Amgen had sought $1.2 billion in damages. On January 24, 2003, the arbitrator ruled that Amgen was the "prevailing party" in this arbitration, entitling it to an award of reasonable attorneys' fees and costs. Amgen has not yet submitted its application for fees and costs. The Company expensed $85 million in the fourth quarter of 2002 in connection with this outstanding claim.

In patent infringement actions tried in Delaware Federal Court in late 2000, Cordis Corporation, a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards, against Boston Scientific Corporation and Medtronic AVE, Inc., based on a number of Cordis coronary stent patents. On December 15, 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and on December 21, 2000 the jury in the Medtronic AVE action returned a verdict of $271 million. These sums represent lost profit and reasonable royalty damages to compensate Cordis for infringement but do not include pre or post judgment interest. In February 2001 a hearing was held on the claims of Boston Scientific and Medtronic AVE that the patents at issue were unenforceable owing to alleged inequitable conduct before the patent office. In March and May 2002, the district judge issued post trial rulings which confirmed the validity and enforceability of the main Cordis stent patent claims but found certain other Cordis patents unenforceable. Further, the district judge granted Boston Scientific a new trial on liability and damages and vacated the verdict against Medtronic AVE on legal grounds. Appeals to the Federal Circuit Court of Appeals are underway.

The products of various Johnson & Johnson operating companies are the subject of various patent lawsuits which could potentially affect the ability of those operating companies to sell those products, require the payment of past damages and future royalties or, with respect to patent challenges by generic pharmaceutical firms, result in the introduction of generic versions of the products in question and the ensuing loss of market share. The following patent lawsuits concern important products of Johnson & Johnson operating companies. Medtronic/ AVE v. Cordis Corporation: This action, filed in April 2002 in federal court in Texas, asserts certain patents owned by Medtronic/AVE against the Cordis Bx VELOCITY(TM) stent, which is also the stent structure used in the CYPHERTM drug eluting product. No trial date has been set for this action. Ortho Pharmaceutical v. Barr Laboratories, Inc.: Pending in federal court in New Jersey, this action, filed in June 2000, involves Barr's effort to invalidate Ortho's patents covering its ORTHO TRI-CYCLEN oral contraceptive product. Trial has not yet been scheduled in this case. Ortho-McNeil and Daiichi, Inc. v. Mylan Laboratories and Ortho-McNeil and Daiichi, Inc. v. Teva
Pharmaceutical: These matters, the first of which was filed in February 2002 in federal court in West Virginia and the second in June 2002 in federal court in New Jersey, concern the efforts of Mylan and Teva to invalidate and establish non-infringement of the patent covering LEVAQUIN levofloxacin tablets. The patent owned by Daiichi and exclusively licensed to Ortho-McNeil. In the Mylan case trial has been set for late 2003. No trial date has been set in the Teva matter. Janssen and ALZA v. Mylan Laboratories: This action, filed in federal district court in Vermont in February 2002, concerns Mylan's effort to invalidate and assert non-infringement of ALZA's patent covering the DURAGESIC product. Trial is likely in the spring of 2003. With respect to all of the above matters, the Johnson & Johnson operating company involved is vigorously defending the validity and asserting the infringement of its own or its licensors' patents or, where its product is accused of infringing patents held by others, defending against those claims.

The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business.

The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the opinion of management, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of these legal proceedings, net of liabilities already accrued in the Company's consolidated balance sheet, is not expected to have a material adverse effect on the Company's consolidated financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations for that period.

19 Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 29, 2002, December 30, 2001 and December 31, 2000:

(Shares in Millions)            2002      2001      2000
--------------------------------------------------------
Basic earnings per share       $2.20      1.87      1.65
Average shares
 outstanding - basic         2,998.3   3,033.8   2,993.5
Potential shares
 exercisable under
 stock option plans            188.3     166.6     119.0
Less: shares repurchased
  under treasury stock
  method                      (146.9)   (121.8)    (71.7)
Convertible debt shares         14.4      20.7      58.4
                             ---------------------------
Adjusted average shares
 outstanding - diluted       3,054.1   3,099.3   3,099.2
Diluted earnings per share     $2.16      1.84      1.61
                             ===========================

Diluted earnings per share calculation includes the dilution effect of convertible debt: a decrease in interest expense of $12 million, $25 million and $47 million after tax for years 2002, 2001 and 2000, respectively.

Diluted earnings per share excludes 1 million shares of options for each of the years 2002 and 2001, and 62 million shares of options for the year 2000, as the exercise price of these options was greater than their average market value, resulting in an anti-dilutive effect on diluted earnings per share.

20 Capital and Treasury Stock
Changes in treasury stock were:

(Dollars in Millions Except               Treasury Stock
Number of Shares in Thousands)          Shares       Amount
-----------------------------------------------------------
Balance at January 2, 2000             140,154         $453
Employee compensation and stock
 option plans                          (28,886)      (1,075)
Conversion of Subordinated
 Debentures                            (25,676)          --
Repurchase of common stock              21,402          973
Business combinations                   (1,776)          (9)
                                       --------------------
Balance at December 31, 2000           105,218          342
Employee compensation and stock
 option plans                          (30,581)      (1,444)
Conversion of Subordinated
 Debentures                            (30,061)        (183)
Repurchase of common stock              51,244        2,742
Business combinations                  (23,193)         (64)
                                       --------------------
Balance at December 30, 2001            72,627        1,393
Employee compensation and stock
 option plans                          (22,720)      (1,295)
Conversion of Subordinated
 Debentures                             (5,742)        (353)
Repurchase of common stock             107,382        6,382
                                       --------------------
Balance at December 29, 2002           151,547       $6,127
                                       ====================

Shares of common stock authorized and issued were 3,119,842,000 shares at the end of 2002, 2001 and 2000.

21 Selected Quarterly Financial Data (Unaudited)
Selected unaudited quarterly data for the years 2002 and 2001 are summarized below:

                                            2002
                                            ----
(Dollars in Millions         First    Second     Third   Fourth
Except Per Share Amounts)   Quarter  Quarter(1)  Qtr(2)  Qtr(3)
-------------------------   -------  ----------  ------  ------
Segment sales to customers
Consumer                    $1,604    1,649      1,661   1,650
Pharmaceutical               4,181    4,258      4,277   4,435
Med Devices & Diagnostics    2,958    3,166      3,141   3,318
                             ---------------------------------
Total sales                 $8,743    9,073      9,079   9,403
                             ---------------------------------
Gross profit                 6,286    6,491      6,468   6,606
Earnings before provision
 for taxes on income         2,621    2,428      2,393   1,849
Net earnings                 1,834    1,654      1,725   1,384
                             =================================
Basic net earnings
 per share                  $  .60      .55        .58     .47
                             =================================
Diluted net earnings
 per share                  $  .59      .54        .57     .46
                             =================================

                                            2001
                                            ----
(Dollars in Millions         First    Second     Third   Fourth
Except Per Share Amounts)   Quarter  Quarter(4)  Qtr(5)  Qtr(6)
-------------------------   -------  ----------  ------  ------
Segment sales to customers
Consumer                    $1,631    1,530      1,609   1,551
Pharmaceutical               3,489    3,864      3,677   3,820
Med Devices & Diagnostics    2,735    2,785      2,772   2,854
                             ---------------------------------
Total sales                 $7,855    8,179      8,058   8,225
                             ---------------------------------
Gross profit                 5,544    5,807      5,662   5,723
Earnings before provision

 for taxes on income         2,217    2,129      2,108   1,444
Net earnings                 1,552    1,482      1,529   1,105
                             =================================
Basic net earnings
 per share                  $  .51      .49        .50     .36
                             =================================
Diluted net earnings
 per share                  $  .50      .48        .49     .36
                             =================================

(1) The second quarter of 2002 includes an after tax charge of $189 million relating to In-Process Research and Development (IPR&D) costs.
(2) The third quarter of 2002 includes an after tax charge of $92 million relating to the Amgen arbitration settlement.
(3) The fourth quarter of 2002 includes an after tax charge of $54 million relating to Amgen legal fees.
(4) The second quarter of 2001 includes an after tax charge of $102 million relating to ALZA merger costs.
(5) The third quarter of 2001 includes an after tax charge of $24 million relating to ALZA merger costs.
(6) The fourth quarter of 2001 includes an after tax charge of $105 million relating to IPR&D costs. The fourth quarter also includes an after tax charge of $29 million relating to a LifeScan class action settlement.

22 Subsequent Event
On February 10, 2003, Johnson & Johnson announced that it signed a definitive agreement with Scios Inc., a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on auto-immune diseases. The Company will acquire Scios in a cash for stock exchange.

Under the terms of the agreement, Scios shareholders will receive $45.00 for each outstanding Scios share. The value of the transaction as of the anticipated closing date is expected to be approximately $2.4 billion, net of cash anticipated to be acquired, based on Scios' approximately 59.8 million fully diluted shares outstanding.

The boards of directors of Johnson & Johnson and Scios have given their approval to the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. This transaction is also subject to the approval of the shareholders of Scios and other customary closing conditions.

Scios is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory disease. The company's disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs. Scios' product NATRECOR is a recombinant form of a naturally occurring protein secreted by the heart as part of the body's response to congestive heart failure (CHF). The drug has several significant advantages over existing therapies for CHF, the single most common cause of hospitalization in the United States for patients over 65.

The principal focus of Scios' research and development program is small molecule inhibitors, and includes several potential new treatments for pain and inflammatory diseases, including an advanced p-38 kinase inhibitor program.

The transaction is expected to close in the second quarter of 2003.

Independent Auditor's Report

To the Shareholders and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and subsidiaries at December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 7 to the financial statements, the Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective December 31, 2001.



PricewaterhouseCooper LLP
New York, New York
January 20, 2003, except for Note 22 for which the date is February 10, 2003

Segments of Business(1)
Johnson & Johnson and Subsidiaries

                                    Sales to Customers(2)
                                    ---------------------
(Dollars in Millions)                2002   2001    2000
---------------------------------------------------------
Consumer - Domestic               $ 3,605   3,449   3,403
     International                  2,959   2,871   2,868
                                  -----------------------
Total                               6,564   6,320   6,271
                                  -----------------------
Pharmaceutical - Domestic          11,919  10,240   8,441
     International                  5,232   4,611   4,220
                                  -----------------------
Total                              17,151  14,851  12,661
                                  -----------------------
Med Devices & Diagnostics
      - Domestic International      6,931   6,136   5,472
                                    5,652   5,010   4,768
                                  -----------------------
Total                              12,583  11,146  10,240
                                  -----------------------
Worldwide total                   $36,298  32,317  29,172
                                  =======================

                                     Operating Profit
                                     ----------------
(Dollars in Millions)           2002(5)   2001(6)   2000(7)
---------------------           -------   -------   -------
Consumer                       $1,229     1,004      867
Pharmaceutical                  5,787     4,928    4,394
Med Devices & Diagnostics       2,489     2,001    1,696
                                ---------------------------

Segments total                  9,505     7,933    6,957
Expenses not allocated
 to segments(3)                  (214)      (35)     (89)
                               --------------------------

General corporate(4)
Worldwide total                $9,291     7,898    6,868
                               ==========================

                                   Identifiable Assets
                                   -------------------
(Dollars in Millions)           2002      2001      2000
---------------------           ----      ----      ----
Consumer                      $ 5,056     4,209    4,761
Pharmaceutical                 11,112    10,591    9,209
Med Devices & Diagnostics      15,052    13,645   12,745
                              --------------------------

Segments total                 31,220    28,445   26,715
Expenses not allocated
 to segments(3)
General corporate(4)            9,336    10,043    7,530
                              --------------------------

Worldwide total               $40,556    38,488   34,245
                              ==========================


                                 Additions to Property,
                                    Plant & Equipment
                                    -----------------
(Dollars in Millions)           2002      2001      2000
---------------------           ----      ----      ----
Consumer                       $  222       230      336
Pharmaceutical                  1,012       749      627
Med Devices & Diagnostics         713       621      665
                               -------------------------

Segments total                  1,947     1,600    1,628
General corporate                 152       131       61
                               -------------------------

Worldwide total                $2,099     1,731    1,689
                               =========================

                                    Depreciation and
                                      Amortization
                                      ------------
(Dollars in Millions)           2002      2001      2000
---------------------           ----      ----      ----
Consumer                      $  244        263      275
Pharmaceutical                   557        492      474
Med Devices & Diagnostics        776        801      801
                              --------------------------

Segments total                 1,577      1,556    1,550
General corporate                 85         49       42
                              --------------------------

Worldwide total               $1,662      1,605    1,592
                              ==========================

Geographic Areas

                                   Sales to Customers(2)
                                   ---------------------
(Dollars in Millions)           2002      2001      2000
---------------------           ----      ----      ----
United States                $22,455    19,825     17,316
Europe                         7,636     6,687      6,210
Western Hemisphere
 excluding U.S.                2,018     2,070      2,020
Asia-Pacific, Africa           4,189     3,735      3,626
                             ----------------------------

Segments total                36,298    32,317     29,172
General corporate
Other non long-lived assets
                             ----------------------------

Worldwide total              $36,298    32,317     29,172
                             ============================


                                   Long-Lived Assets
                                   -----------------
(Dollars in Millions)           2002      2001      2000
---------------------           ----      ----      ----
United States                $12,854    11,922     10,043
Europe                         4,712     3,632      3,551
Western Hemisphere
 excluding U.S.                  622       640        653


Asia-Pacific, Africa             603       433        427
                              ---------------------------
Segments total                18,791    16,627     14,674
General corporate                383       319        255
Other non long-lived assets   21,382    21,542     19,316
                              ---------------------------
Worldwide total              $40,556    38,488     34,245
                              ===========================

(1) See Management's Discussion and Analysis, pages 28 to 29, for a description of the segments in which the Company does business.
(2) Export sales and intersegment sales are not significant. Sales to three distributors accounted for 10.3%, 9.8% and 9.2% of total revenues in 2002. These sales were concentrated in the pharmaceutical segment. Sales of PROCRIT/EPREX accounted for 11.8% and 10.6%, of total Company revenues, for 2002 and 2001, respectively.
(3) Amounts not allocated to segments include interest income/expense, minority interest and general corporate income and expense.
(4) General corporate includes cash and marketable securities.
(5) Includes $150 million of In-Process Research & Development (IPR&D), $150 million and $85 million of Amgen costs in the Pharmaceutical segment and $39 million of IPR&D in the Medical Devices and Diagnostics segment.
(6) Includes $147 million of ALZA merger costs in the Pharmaceutical segment and $105 million of IPR&D and $45 million of class action settlement in the Medical Devices and Diagnostics segment.
(7) Includes restructuring gains of $24 million in the Consumer segment and $8 million and $49 million of IPR&D charges net of restructuring gains in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

Summary of Operations and Statistical Data 1992-2002(3)
Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures)

                               2002         2001        2000        1999        1998          1997         1996        1995
                               ----         ----        ----        ----        ----          ----         ----        ----
Sales to customers
 - Domestic                  $ 22,455      19,825      17,316      15,532      12,901        11,814         10,851      9,065
Sales to customers
 - International               13,843      12,492      11,856      11,825      10,910        10,708         10,536      9,472
                              -----------------------------------------------------------------------------------------------
Total sales                    36,298      32,317      29,172      27,357      23,811        22,522         21,387     18,537
                              -----------------------------------------------------------------------------------------------
Cost of products sold          10,447       9,581       8,957       8,539       7,700         7,350          7,185      6,352
Selling, marketing and
 admin expenses                12,216      11,260      10,495      10,065       8,525         8,185          7,848      6,950
Research expense                3,957       3,591       3,105       2,768       2,506         2,373          2,109      1,788
Purchased in-process
 research and develop             189         105          66          --         298           108             --         --
Interest income                  (256)       (456)       (429)       (266)       (302)         (263)          (196)      (151)
Interest expense, net of
 portion capitalized              160         153         204         255         186           179            176        184
Other (income) expense,
 Net                              294         185         (94)        119         565           248            122         70
                              -----------------------------------------------------------------------------------------------
                               27,007      24,419      22,304      21,480      19,478        18,180         17,244     15,193
                              -----------------------------------------------------------------------------------------------
Earnings before provision
 for taxes on income            9,291       7,898       6,868       5,877       4,333         4,342          4,143      3,344
Provision for taxes
 on income                      2,694       2,230       1,915       1,604       1,232         1,237          1,185        926
                              -----------------------------------------------------------------------------------------------
Earnings before cumulative
 effect of accounting
 changes                        6,597       5,668       4,953       4,273       3,101         3,105          2,958      2,418
                              ===============================================================================================
Cumulative effect of
 accounting changes
 (net of tax)                      --          --          --          --          --            --             --         --

Net earnings                 $  6,597       5,668       4,953       4,273       3,101         3,105          2,958      2,418
Percent of sales to
 Customers                       18.2        17.5        17.0        15.6        13.0(2)       13.8           13.8       13.0
Diluted net earnings per
 share of common stock*      $   2.16(2)     1.84(2)     1.61(2)     1.39(2)     1.02(2)       1.02(2)         .98        .84
Percent return on average
 shareholders' equity            28.1        25.4        26.5        27.0        22.2(2)       24.6           27.2       27.6
                              ===============================================================================================



Percent increase (decrease) over previous year:

Sales to customers               12.3        10.8         6.6        14.9         5.7           5.3           15.4       19.9
Diluted net earnings
 per share                       17.4(2)     14.3(2)     15.8(2)     36.3(2)       --(2)        4.1(2)        16.7       21.7
                              ===============================================================================================
Supplementary expense data:
Cost of materials and
 services(4)                 $ 16,540      15,333      14,113      13,922      11,779        11,702         11,341      9,984
Total employment costs          8,450       7,749       7,085       6,537       5,908         5,586          5,447      4,849
Depreciation and
 Amortization                   1,662       1,605       1,592       1,510       1,335         1,117          1,047        886
Maint and repairs(5)              360         372         327         322         286           270            285        257
Total tax expense(6)            3,497       2,995       2,619       2,271       1,881         1,824          1,753      1,458
                              ===============================================================================================

Supplementary balance sheet data:

Property, plant and
 equipment, net              $  8,710       7,719       7,409       7,155       6,767         6,204         6,025       5,544
Additions to property,
 plant and equipment            2,099       1,731       1,689       1,822       1,610         1,454         1,427       1,307
Total assets                   40,556      38,488      34,245      31,064      28,966        23,615        22,248      19,355
Long-term debt                  2,022       2,217       3,163       3,429       2,652         2,084         2,347       2,702
Operating cash flow             8,176       8,864       6,903       5,920       5,106         4,210         4,001       3,436
                              ===============================================================================================

Common stock information*
Dividends paid per share     $   .795         .70         .62         .55         .49          .425          .368         .32
Shareholders' equity
 per share                   $   7.65        7.95        6.77        5.70        4.93          4.51          4.07        3.46
Market price per
 share (year-end close)      $  53.11       59.86       52.53       46.63       41.94         32.44         25.25       21.38
Average shares outstanding
 (millions) - basic           2,998.3     3,033.8     2,993.5     2,978.2     2,973.6       2,951.9       2,938.0     2,820.1
          - diluted           3,054.1     3,099.3     3,099.2     3,100.4     3,082.7       3,073.0       3,046.2     2,890.0
                              ===============================================================================================
Employees (thousands)           108.3       101.8       100.9        99.8        96.1          92.6          91.5        84.2
                              ===============================================================================================


(Dollars in Millions Except Per Share Figures)

                               1994         1993        1992
                               ----         ----        ----
Sales to customers
 - Domestic                    7,731         7,121       6,899
Sales to customers
 - International               7,723         6,756       6,701
                              --------------------------------
Total sales                   15,454        13,877      13,600
                              --------------------------------
Cost of products sold          5,393         4,908       4,783
Selling, marketing and
 admin expenses                5,901         5,364       5,356
Research expense               1,416         1,296       1,282
Purchased in-process
 research and develop             37            --          --
Interest income                  (85)         (104)       (122)
Interest expense, net of
 portion capitalized             182           165         162
Other (income) expense,
 Net                              (5)          (71)         20
                              --------------------------------
                              12,839        11,558      11,481
                              --------------------------------
Earnings before provision
 for taxes on income           2,615         2,819       2,119
Provision for taxes
 on income                       654           533         547
                              --------------------------------
Earnings before cumulative
 effect of accounting
 changes                       1,961         1,786       1,572
                              ================================

Cumulative effect of
 accounting changes
 (net of tax)                     --            --        (595)

Net earnings                   1,961         1,786         977
Percent of sales to
 Customers                      12.7          12.9         7.2
Diluted net earnings per
 share of common stock*          .69           .63         .34(1)
Percent return on average
 shareholders' equity           28.4          30.1        16.4(1)
                              ================================




Percent increase (decrease) over previous year:

Sales to customers              11.4           2.0        11.4
Diluted net earnings
 per share                       9.5          85.3(1)     22.7(1)
                              ================================

Supplementary expense data:
Cost of materials and
 services(4)                   8,104         7,168       7,736
Total employment costs         4,401         4,181       4,166
Depreciation and
 Amortization                    754           649         576
Maint and repairs(5)             222           205         213
Total tax expense(6)           1,132           957         975
                              ================================


Supplementary balance sheet data:

Property, plant and
 equipment, net                5,230         4,717       4,443
Additions to property,
 plant and equipment             979         1,001       1,162
Total assets                  17,027        13,372      13,087
Long-term debt                 2,776         1,761       1,882
Operating cash flow            2,984         2,202       2,136
                              ================================


Common stock information*
Dividends paid per share        .283          .253        .223
Shareholders' equity
 per share                      2.76          2.16        2.03
Market price per
 share (year-end close)        13.69         11.19       12.63
Average shares outstanding
 (millions) - basic          2,796.9       2,816.6     2,845.8
          - diluted          2,843.2       2,540.8     2,876.4
                              ================================
Employees (thousands)           83.4          83.2        86.9
                              ================================



* Adjusted to reflect the 2001 two-for-one stock split.
(1) Excluding the cumulative effect of accounting changes of $595 million. -1992 earnings percent of sales to customers before accounting changes is 11.6%. -1992 earnings per share before accounting change is $.55. -1992 earnings percent return on average shareholders' equity before accounting changes is 25.1%. - 1993 diluted net earnings per share percent increase over prior year before accounting changes is 14.5%; 1992 diluted net earnings per share increase over prior year is 25.0%.
(2) Excluding In-Process Research and Development (IPR&D), merger and restructuring costs: -2002 diluted net earnings per share is $2.23 and the increase over prior year is 16.8%. -2001 diluted net earnings per share is $1.91 and the increase over prior year is 17.2%. -2000 diluted net earnings per share is $1.63 and the increase over prior year is 14.8%. -1999 diluted net earnings per share is $1.42 and the increase over prior year is 14.5%. -1998 diluted net earnings per share is $1.24 and the increase over prior year is 11.7%. -1998 cost of products sold includes $60 million of inventory write-offs for restructuring, the percent return on average shareholders' equity is 26.5% and the earnings percent of sales to customers is 16.0%. -1997 diluted net earnings per share is $1.11 and the increase over prior year is 13.3%.
(3) All periods have been adjusted to include the effects of the ALZA merger.
(4) Net of interest and other income.
(5) Also included in cost of materials and services category.
(6) Includes taxes on income, payroll, property and other business taxes.

58