Form 10-K, Exhibit 13
period 2005-01-02
JOHNSON & JOHNSON
filed 2005-03-15
CIK 200406

                                                                      Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments

Description of the Company and Business Segments

The Company and its subsidiaries have approximately 109,900 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus has been in products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby and child care, skin care, oral and wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-fungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology areas. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal care products; Ethicon's wound care and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring products; Ortho-Clinical Diagnostics' professional diagnostic products and Vision Care's disposable contact lenses.

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

In all of its product lines, the Company competes with companies both large and small, located throughout the world. Competition is strong in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and multiple sales forces. In addition, the development and maintenance of customer acceptance of the Company's consumer products involves significant expenditures for advertising and promotion.

Management's Objectives

The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. New products introduced within the past five years accounted for over 35% of 2004 sales. In 2004, $5.2 billion or 11.0% of sales were invested in research and development, recognizing the importance of on-going development of new and differentiated products and services, and to sustain long term growth.

With more than 200 operating companies located in 57 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can drive our growth objectives. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

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

Results of Operations

Analysis of Consolidated Sales

In 2004, worldwide sales increased 13.1% to $47.3 billion, compared to increases of 15.3% in 2003 and 12.3% in 2002. These sales increases consist of the following:

Sales increase due to:     2004    2003        2002
Volume                      8.7%    9.4        10.4
Price                       1.0     1.3         1.7
Currency                    3.4     4.6         0.2
Total                      13.1%   15.3        12.3

Sales by U.S. companies were $27.7 billion in 2004, $25.3 billion in 2003 and $22.5 billion in 2002. This represents an increase of 9.9% in 2004, 12.6% in 2003 and 13.3% in 2002. Sales by international companies were $19.6 billion in 2004, $16.6 billion in 2003 and $13.8 billion in 2002. This represents an increase of 18.0% in 2004, 19.8% in 2003 and 10.8% in 2002.

[graph]

For the last five years, the annual compound growth rates for worldwide, U.S. and international sales were 11.6%, 12.3% and 10.6%, respectively. The ten-year annual compound growth rates for worldwide, U.S. and international sales were 11.8%, 13.6% and 9.7%, respectively.

[graph]

All international geographic areas experienced double-digit sales growth during 2004, consisting of 17.6% in Europe, 15.8% in the Western Hemisphere (excluding the U.S.) and 19.9% in the Asia-Pacific, Africa regions. These sales gains include a positive impact of currency fluctuations between the U.S. dollar and foreign currencies in Europe of 10.5%, in the Western Hemisphere (excluding the U.S.) of 4.2% and in the Asia-Pacific, Africa region of 6.6%.

In 2004, sales to our three largest distributors, Cardinal Distribution, McKesson HBOC and AmerisourceBergen Corp. accounted for 10.2%, 10.0% and 7.5%, respectively, of total revenues. In 2003 and 2002, sales to those distributors accounted for 9.1%, 10.5% and 9.0% and 9.2%, 9.8% and 10.3%, respectively, of total revenues.

2004 results benefited from the inclusion of a 53rd week. (See Note 1 for Annual Closing Date details.) The Company estimated that the fourth quarter growth rate was enhanced by approximately 2% and the year by approximately 0.5%. While the additional week added to sales, it also brought a full week's worth of operating costs; therefore the net earnings impact was negligible.

[graph]

Analysis of Sales by Business Segments

Consumer Segment

Consumer segment sales in 2004 were $8.3 billion, an increase of 12.1% over 2003, with operational growth accounting for 8.8% of the total growth and 3.3% due to positive currency fluctuations. U.S. Consumer segment sales were $4.2 billion, an increase of 6.5%. International sales were $4.1 billion, an increase of 18.7%, with 11.5% as a result of operations and 7.2% due to currency fluctuations over 2003.

Consumer segment sales growth in 2004 was attributable to strong sales performance in the major franchises including over-the-counter (OTC) pharmaceutical and nutritional products, Skin Care and Baby & Kids Care. Over-the-counter pharmaceutical and nutritional products sales were $2.4 billion, an increase of 17.2% over 2003. Overall growth in this franchise primarily resulted from the rapid increase of SPLENDA No Calorie Sweetener in the tabletop category. The acquisition of Merck's equity stake in the European nonprescription pharmaceutical business was also a contributing factor to this increase, as it added 7.7% growth to the over-the-counter pharmaceuticals and nutritionals franchise.

Major Consumer Franchise Sales:

                                                    % Change
                                                '04 vs  '03 vs.
(Millions of Dollars)    2004    2003    2002     '03     '02
OTC Pharmaceuticals
 & Nutritionals         $2,395  2,044   1,800    17.2%   13.6
Skin Care                2,140  1,797   1,571    19.1    14.4
Women's Health           1,470  1,369   1,249     7.4     9.6
Baby & Kids Care         1,447  1,309   1,161    10.5    12.7
Other                      881    912     783    (3.4)   16.5
Total                   $8,333  7,431   6,564    12.1%   13.2

In February 2004, the Company announced an agreement with Tate & Lyle related to the production of sucralose and the SPLENDA brand. This transaction was completed on April 2, 2004 and resulted in the Company being responsible for the worldwide sales and marketing of the tabletop category of SPLENDA Brand Sweetener and Tate & Lyle being responsible for the manufacturing of sucralose and the marketing of ingredient sales. This transaction reduced sales growth by 3.1% for the franchise.

The Skin Care franchise sales in 2004 were $2.1 billion, representing a 19.1% increase over 2003. This was attributable to double-digit sales growth in RoC, AVEENO, CLEAN & CLEAR and NEUTROGENA brand products. The ADVANCED SOLUTIONS product line launched in 2004 was a key contributor in the growth of NEUTROGENA. The Baby & Kids Care franchise grew by 10.5% to $1.4 billion in 2004. Growth in this franchise was led by the success of the JOHNSON'S SOFTWASH and SOFTLOTION product lines and the BALMEX brand products acquired in 2003.

Consumer segment sales in 2003 were $7.4 billion, an increase of 13.2% over 2002, with operational growth accounting for 9.4% of the total growth, and 3.8% due to a positive currency impact. U.S. sales increased by 10.1% while international sales increased by 17.0%, with 8.6% due to operational gains and a positive currency impact of 8.4% over 2002. Consumer segment sales in 2002 were $6.6 billion, an increase of 3.9% over 2001, with 4.6% of the increase due to operational growth offset by 0.7% of a negative currency impact. U.S. sales increased by 4.5% while international sales gains were 3.1%, with 4.6% operational gains offset by a negative currency impact of 1.5%.

Pharmaceutical Segment

Pharmaceutical segment sales in 2004 were $22.1 billion, an increase of 13.4% over 2003, with 10.7% of this change due to operational growth and the remaining 2.7% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales increased 12.7% while international Pharmaceutical segment sales increased 14.8%, which included 6.4% of operational growth and 8.4% related to the positive impact of currency.

Pharmaceutical segment sales in 2004 include the benefit from adjustments related to previously estimated performance-based rebate allowances in managed care contracts. These adjustments were made based on a review of actual performance levels as achieved by customers, compared to expected performance levels. These favorable adjustments amounted to less than 1.0% of the Pharmaceutical segment's operational growth in 2004. The vast majority of the impact of this adjustment was in the hormonal contraceptive franchise.

Pharmaceutical segment sales growth reflects the strong performance in many of the key pharmaceutical products, partially offset by the sales decline of PROCRIT (Epoetin alfa) and EPREX (Epoetin alfa), which were adversely affected by competition. Combined, PROCRIT and EPREX sales declined 9.9% in 2004 as compared to 2003. PROCRIT sales declined by 12.2% over 2003. The PROCRIT sales decrease was due to lower pricing and market share, partially offset by market growth. The Company continues in its efforts to stabilize market share and expand the market.

A strong growth driver in the Pharmaceutical segment was RISPERDAL (risperidone), a medication that treats the symptoms of schizophrenia. RISPERDAL accounted for $3.1 billion in sales in 2004, with continued success of RISPERDAL CONSTA (risperidone) long-acting injection. REMICADE (infliximab), a novel monoclonal antibody therapy indicated to treat the symptoms of Crohn's disease and rheumatoid arthritis, also had strong growth. REMICADE sales were $2.1 billion in 2004, an increase of 24.1% over 2003.

DURAGESIC (fentanyl transdermal system), with its novel delivery system for the treatment of chronic pain, continued to achieve outstanding results, growing 27.7% over 2003. The pediatric exclusivity for the DURAGESIC patent expired in the U.S. in January 2005. The first generic version of DURAGESIC has been launched. Additionally, an authorized generic version of DURAGESIC is currently being marketed for the Company. The Company expects that DURAGESIC sales will decline in 2005. See Note 18 for further discussion regarding this matter.

TOPAMAX (topiramate), an antiepileptic that was recently approved for use in the prevention of migraines, had strong growth of 35.2% over 2003. LEVAQUIN (levofloxacin) and FLOXIN (ofloxacin) grew by 12.8% over 2003. During the fiscal fourth quarter, LEVAQUIN oral solution was approved as a new once a day formulation for the treatment of adults for currently approved indications and for anthrax prophylaxis.

Major Pharmaceutical Product Revenues:

                                                             % Change
                                                         '04 vs.   '03 vs.
(Millions of Dollars)        2004      2003      2002      '03       '02
PROCRIT/EPREX
 (Epoetin alfa)             $ 3,589    3,984     4,269    (9.9)%    (6.7)
RISPERDAL (risperidone)       3,050    2,512     2,146    21.4      17.1
REMICADE (infliximab)         2,145    1,729     1,297    24.1      33.4
DURAGESIC (fentanyl
 transdermal system)          2,083    1,631     1,203    27.7      35.6
TOPAMAX (topiramate)          1,410    1,043       687    35.2      51.7
LEVAQUIN/FLOXIN
(levofloxacin/ofloxacin)      1,296    1,149     1,032    12.8      11.3
Hormonal Contraceptives       1,278    1,175     1,003     8.8      17.1
ACIPHEX/PARIET
 (rabeprazole sodium)         1,116      966       697    15.5      38.6
Other                         6,161    5,328     4,817    15.6      10.6

Total                       $22,128   19,517    17,151    13.4%     13.8

The hormonal contraceptive franchise accounted for $1.3 billion in sales, with strong growth by ORTHO EVRA (norelgestromin/ethinyl estradiol), the first contraceptive patch approved by the FDA, and ORTHO TRI-CYCLEN LO, (norgestimate/ethinyl estradiol) a low dose oral contraceptive. These sales increases were partially offset by reduced sales of ORTHO TRI-CYCLEN (norgestimate/ethinyl estradiol), as a result of generic competition in 2004.

There was also strong growth in various other products, including VELCADE (bortezomib), an oncology treatment; DITROPAN XL (oxybutynin), for the treatment of overactive bladder; REMINYL (galantamine HBr), a treatment for patients with mild to moderate Alzheimer's disease; and NATRECOR (nesiritide), a novel agent approved for congestive heart failure.

CONCERTA (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder, sales continued to grow despite the lack of patent exclusivity in the U.S. At present, the FDA has not approved any generic version that is substitutable for CONCERTA. Abbreviated New Drug Applications, (ANDAs), for generic versions of CONCERTA are pending and may be approved at any time.

Pharmaceutical segment sales in 2003 were $19.5 billion, an increase of 13.8% over 2002, with 9.7% of this change due to operational growth and the remaining 4.1% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales increased 11.3% while international Pharmaceutical segment sales increased 19.4%, which included 6.0% growth operationally and 13.4% related to the positive impact of currency. Pharmaceutical segment sales in 2002 were $17.2 billion, an increase of 15.5% over 2001, with 14.8% due to operational growth and 0.7% due to currency fluctuations. U.S. sales increased by 16.4% while international sales grew 13.5% over 2001. This included a 2.4% positive impact of currency and operational growth of 11.1%.

Medical Devices and Diagnostics Segment

Worldwide, the Medical Devices and Diagnostics segment achieved sales of $16.9 billion in 2004, representing an increase over the prior year of 13.2%, with operational growth of 9.0% and a positive impact from currency of 4.2%. U.S. sales increased 6.9% while international sales increased 20.7%, with 11.4% from operations and 9.3% from currency.

Strong sales growth in the Medical Devices and Diagnostics segment was led by multiple franchises.

The DePuy franchise reported $3.4 billion in sales, which represents 13.7% growth over the prior year. Double-digit growth in DePuy's orthopaedic joint reconstruction unit led the increase for this franchise. Strong performance was also reported in DePuy's spine unit and Mitek sports medicine products.

The Cordis franchise was a key contributor to the segment results with reported sales of $3.2 billion, an increase of 18.7% over the prior year. The primary driver of the sales growth for 2004 was the CYPHER Sirolimus-eluting Stent in international markets including its launch in Japan. U.S. CYPHER Sirolimus-eluting Stent sales remained relatively flat as compared to 2003, due to the entry of a competing product. Biosense Webster and the Endovascular business unit also contributed to the success of the Cordis franchise, with continued solid double-digit growth.

In April and July of 2004, the Cordis Cardiology Division of Cordis Corporation received warning letters from the FDA regarding Good Manufacturing Practice regulations and Good Clinical Practice regulations. These observations followed post-approval site inspections completed in 2003 and early 2004, including sites involved in the production of the CYPHER Sirolimus-eluting Stent. In response to the warning letters, Cordis has met periodically with the FDA representatives at the Center and the Districts advising them of the progress being made in addressing observations raised in the warning letters.

The Ethicon Endo-Surgery franchise reported $2.8 billion of sales in 2004, representing 10.1% growth over prior year. This growth was mainly driven by endocutter sales that include products used in performing bariatric procedures for the treatment of obesity, an important focus area for the franchise. In 2004, Ethicon Endo-Surgery introduced the new ENDOPATH XCEL trocar platform and the CONTOUR Curved Cutter Stapler, the only curvilinear cutter stapler for colorectal surgery that conforms to a patient's natural anatomy. Strong double-digit sales in the Advanced Sterilization Products line was also a key contributor to the overall sales growth of the Ethicon Endo-Surgery franchise.

The Ethicon worldwide franchise achieved $2.8 billion of sales in 2004, representing 7.5% growth over prior year. The Ethicon franchise continues to grow by introducing new products into the marketplace, such as coated VICRYL (polyglactin 910) Plus, the first product in a new anti-bacterial suture platform, and MULTIPASS needles, introduced in the second fiscal quarter of 2004.

Major Medical Devices and Diagnostics Franchise Sales:

                                                    % Change
                                                 '04 vs.  '03 vs.
(Millions of Dollars)    2004     2003    2002     '03      '02
DEPUY                   $ 3,420   3,008   2,536   13.7%    18.6
CORDIS                    3,213   2,707   1,641   18.7     65.0
ETHICON ENDO-SURGERY      2,849   2,587   2,291   10.1     12.9
ETHICON                   2,838   2,639   2,386    7.5     10.6
LIFESCAN                  1,701   1,426   1,342   19.3      6.3
Vision Care               1,530   1,297   1,170   18.0     10.9
ORTHO-CLINICAL
 DIAGNOSTICS              1,273   1,176   1,094    8.2      7.5
Other                        63      74     123  (14.9)   (39.8)
Total                   $16,887  14,914  12,583   13.2%    18.5

The LifeScan franchise reported $1.7 billion of sales in 2004, a growth rate of 19.3% over the prior year. The ONETOUCH ULTRA test strip provided strong growth to the franchise for 2004.

The Vision Care franchise achieved $1.5 billion of sales in 2004, which was a growth rate of 18.0% over the prior year, led by the continued success of ACUVUE ADVANCE Brand Contact Lenses with HYDRACLEAR and 1-DAY ACUVUE.

The Ortho-Clinical Diagnostics franchise reported $1.3 billion of sales in 2004, representing 8.2% growth over the prior year. This growth was mainly driven by its market penetration of the automated blood typing products, coupled with continued growth of the ECI product line.

On December 15, 2004, Johnson & Johnson announced the signing of a definitive agreement to acquire Guidant Corporation (Guidant), a world leader in the treatment of cardiac and vascular disease, for $25.4 billion in fully diluted equity value.

The Medical Devices and Diagnostics segment achieved sales of $14.9 billion in 2003, representing an increase over the prior year of 18.5% with operational growth of 12.8% and a positive impact from currency of 5.7%. U.S. sales increased 15.9% while international sales increased 21.7%, with 9.0% from operations and 12.7% from currency. In 2002, the Medical Devices and Diagnostics segment sales were $12.6 billion, representing a total increase of 12.9% over 2001. The 12.9% total increase also represents the operational sales increase over the prior year, as there was no currency impact. U.S. sales were up 13.0% and international sales increased 12.8% over the prior year.

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income increased to $12.8 billion, or 24.5%, over the $10.3 billion in 2003. The increase in 2003 was 10.9% over the $9.3 billion in 2002. As a percent to sales, consolidated earnings before provision for taxes on income in 2004 was 27.1%, representing an increase of 2.5% over the 24.6% in 2003. For 2003, the decline was 1.0% over the 25.6% in 2002, and the improvement in 2002 was 1.2% over 2001. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

                                         % of Sales
                                2004    2003    2002
Cost of products sold           28.4%   29.1    28.8
Percent increase/(decrease)
  over prior year               (0.7)    0.3    (0.8)
Selling, marketing
  and administrative
  expenses                      33.5%   33.7    33.7
Percent increase/(decrease)
  over prior year               (0.2)      -    (1.1)

In 2004, there was a decrease in the percent to sales of cost of products sold. This was due to favorable mix, as well as cost improvement initiatives. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to the Company's focus on managing expenses, partially offset by an increase in investment spending across a number of businesses focused on driving future growth. In 2003, there was no improvement in the percent to sales of selling, marketing and administrative expenses and an increase in the percent to sales of cost of products sold. This was due to the changes in the mix of products with varying cost structures, as well as the cost of the retirement enhancement program of $95 million expensed in the fourth quarter of 2003. In 2002, the decreases were attributable to expense leveraging on sales increases and productivity improvements.

Research and Development: Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities, excluding the in-process research and development charges, were as follows:

(Millions of Dollars)    2004    2003    2002
Research expense        $5,203   4,684   3,957
Percent increase
 over prior year          11.1%   18.4    10.2
Percent of sales          11.0%   11.2    10.9

Research and development expense as a percent of sales for the Pharmaceutical segment was 16.4% for 2004, 16.4% for 2003 and 15.7% for 2002. Combined, the Consumer and Medical Devices and Diagnostics segments averaged 6.2%, 6.7% and 6.6% in 2004, 2003 and 2002, respectively.

Significant research activities continued in the Pharmaceutical segment, increasing to $3.6 billion, or 13.6%, over 2003. The compound annual growth rate was approximately 15.5% for the five-year period since 1999. Johnson & Johnson Pharmaceutical Research & Development, L.L.C., Centocor, Inc., ALZA Corporation, Tibotec-Virco N.V. and Scios Inc. are primary research centers for the Company.

In-Process Research and Development: In 2004, the Company recorded in-process research and development (IPR&D) charges of $18 million before tax as a result of the acquisition of U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. This charge was included in the operating profit of the Medical Devices and Diagnostics segment.

In 2003, the Company recorded IPR&D charges of $918 million before tax related to the acquisitions of Scios Inc., Link Spine Group, Inc., certain assets of Orquest, Inc. and 3-Dimensional Pharmaceuticals, Inc. Scios Inc. is a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on autoimmune diseases. The acquisition of Scios Inc. accounted for $730 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. Link Spine Group, Inc. was acquired to provide the Company with exclusive worldwide rights to the CHARITE Artificial Disc for the treatment of spine disorders. The acquisition of Link Spine Group, Inc. accounted for $170 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. Orquest, Inc. is a biotechnology company focused on developing biologically-based implants for orthopaedic spine surgery. The acquisition of certain assets of Orquest, Inc. accounted for $11 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. 3-Dimensional Pharmaceuticals, Inc. is a company with a technology platform focused on the discovery and development of potential new drugs in early stage development for inflammation. The acquisition of 3-Dimensional Pharmaceuticals, Inc. accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment.

In 2002, the Company recorded IPR&D charges of $189 million before tax related to the acquisitions of Tibotec-Virco N.V., a privately-held biopharmaceutical company focused on developing anti-viral treatments, and Obtech Medical AG, a privately held company that markets an adjustable gastric band for the treatment of morbid obesity. IPR&D of $150 million and $39 million was included in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

Other (Income) Expense, Net: Other (income) expense includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of fixed assets, currency gains and losses, minority interests, litigation settlement (income) expense and royalty income. The change in net other (income) expense from 2003 to 2004 was an increase in expense of $400 million.

For 2004, the other expense balance of $15 million included several expense items, none of which were individually significant, offset by royalty income.

In 2003, other income of $385 million included a favorable ruling from a stent patent settlement of $230 million. This amount was received during the fourth quarter of 2003 and was included in the Medical Devices and Diagnostics segment operating profit. Also included in the Medical Devices and Diagnostics segment operating profit was the gain on the sale of various product lines that were no longer compatible with this segment's strategic goals. Other (income) expense for 2003 also included the recovery of a $40 million loan, included in the Pharmaceutical segment operating profit.

In 2002, other expense of $294 million included the impact of the Amgen arbitration settlement expense and the gain on the sale of the ORTHO PREFEST product line. On October 18, 2002, an arbitrator in Chicago denied an effort by Amgen, Inc. to terminate the 1985 license agreement under which Ortho Biotech Inc. obtained exclusive U.S. rights to Amgen-developed erythropoetin (EPO) for all indications outside of kidney dialysis. In his decision, the arbitrator found that sales had been made into markets where Amgen had retained exclusive rights, but that they did not warrant the extraordinary remedy of terminating the contract. Instead, he found that Amgen could be adequately compensated with monetary damages. The arbitrator awarded $150 million in damages. On January 24, 2003, the arbitrator ruled that Amgen was the "prevailing party" in this arbitration, entitling it to an award of reasonable attorney's fees and costs. The Company expensed $85 million in the fourth quarter of 2002 in connection with this claim. These charges were included in the Pharmaceutical segment operating profit.

Operating Profit by Segment

Operating profits by segment of business were as follows:

                                           Percent of
                                          Segment Sales
(Millions of Dollars)     2004    2003    2004     2003
Consumer                $ 1,514   1,393   18.2%    18.7
Pharmaceutical            7,608   5,896   34.4     30.2
Med Devices
  and Diag                4,091   3,370   24.2     22.6

Segments total           13,213  10,659   27.9     25.5
Expenses not
  allocated to
  segments(1)              (375)   (351)
Earnings before
  provision for
  taxes on income       $12,838  10,308   27.1%    24.6

(1) Amounts not allocated to segments include interest (income)/expense, minority interest, and general corporate income and expense.

[graph]

Consumer Segment: Consumer segment operating profit in 2004 increased 8.7% over the previous year. As a percent to sales, 2004 experienced a decrease of 0.5% from 2003, primarily due to additional investment in consumer promotions and advertising in the over-the-counter pharmaceuticals and nutritionals franchises. Operating profit for the Consumer segment as a percent to sales in 2003 remained unchanged from 2002 at 18.7%. Expense leveraging due to increased sales volumes was offset by costs incurred for manufacturing programs to gain future efficiencies and advertising.

Pharmaceutical Segment: In 2004, Pharmaceutical segment operating profit increased 29.0% and reflects operating profit as a percent to sales improvement of 4.2% over 2003 to 34.4%. This change is primarily due to the impact of $737 million of IPR&D expenses in 2003. Additionally, Pharmaceutical segment leveraging is the result of selling and marketing related cost improvements. In 2003, operating profit for the Pharmaceutical segment as a percent to sales was 30.2%,reflecting a decline of 3.5% from 2002 due to the IPR&D charges related to acquisitions as previously noted. Additionally, operating profit was impacted by the sales decline of PROCRIT and EPREX, and increased consumer promotional spending for new products and line extensions.

Medical Devices and Diagnostics Segment: In 2004, the Medical Devices and Diagnostics segment operating profit increased 21.4%. The increase over the prior year was achieved through improved gross margins, resulting from cost reduction programs and product mix, and the impact of $181 million of IPR&D expenses related to acquisitions in 2003. In 2003, operating profit for the Medical Devices and Diagnostics segment as a percent to sales was 22.6%, reflecting an improvement of 2.8% over 2002.

Interest (Income) Expense: Interest income in 2004 increased by $18 million due primarily to a higher cash balance. The cash and marketable securities combined balance at the end of 2004 was $12.9 billion and averaged $11.3 billion, which is significantly higher than the $8.6 billion average cash balance in 2003.

Interest expense in 2004 decreased by $20 million as compared to 2003 primarily due to a decrease in the average debt balance, from $5.0 billion in 2003 to $3.5 billion in 2004.

Provision For Taxes On Income: The worldwide effective income tax rate was 33.7% in 2004, 30.2% in 2003 and 29.0% in 2002. The increase in the effective tax rate in 2004 was primarily due to the $789 million tax cost on the intended repatriation of undistributed international earnings associated with the American Jobs Creation Act of 2004, which added 6.1% to the effective income tax rate. The increase in 2003 and 2002 was primarily due to the Company's non-deductible IPR&D charges and the increase in income subject to tax in the U.S. Refer to Note 8 for additional information.

Liquidity and Capital Resources

Cash Flows

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, capital expenditures and acquisitions. Other uses of cash include share repurchases, dividends and debt repayments.

In 2004, cash flow from operations was $11.1 billion, an increase of $0.5 billion over 2003. The increase in cash generated from operations was a result of a net income increase of $0.4 billion, net of the non-cash impact of IPR&D charges.

Net cash used by investing activities decreased by $2.2 billion in 2004 due to a decrease in acquisition activity. For a more detailed discussion on mergers and acquisitions, see Note 17.

Net cash used by financing activities increased by $1.3 billion in 2004 primarily due to an increase in the net repayment of debt and increased dividends.

Cash and current marketable securities were $12.9 billion at the end of 2004 as compared with $9.5 billion at the end of 2003.

[graph]

Cash generated from operations amounted to $10.6 billion in 2003, which was $2.4 billion more than the cash generated from operations in 2002 of $8.2 billion. Major factors contributing to the increase were an increase in net income of $1.3 billion, net of the non-cash impact of IPR&D charges, an increase in the change in accounts payable and accrued liabilities of $0.8 billion, a decrease in the pension funding from 2002 of $0.5 billion and changes to deferred taxes of $0.6 billion.

Financing and Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. dollar from January 2, 2005 market rates would increase the unrealized value of the Company's forward contracts by $258 million. Conversely, a 10% depreciation of the U.S. dollar from the January 2, 2005 market rates would decrease the unrealized value of the Company's forward contracts by $315 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $64 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying assets and liabilities and therefore would have no impact on future cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss related to non-performance by a counterparty is remote.

Total unused credit available to the Company approximates $3.9 billion, including $1.5 billion of credit commitments, of which $0.75 billion expire September 29, 2005 and $0.75 billion that expire September 30, 2009. Also, included are $0.9 billion of uncommitted lines with various banks worldwide that expire during 2005.

Total borrowings at the end of 2004 and 2003 were $2.8 billion and $4.1 billion, respectively. Total debt represented 8.2% of total capital (shareholders' equity and total debt) in 2004 and 13.2% of total capital in 2003. Shareholders' equity per share at the end of 2004 was $10.71 compared with $9.05 at year-end 2003, an increase of 18.3%. On November 1, 2004 the Company exercised its right to redeem all of its $300 million aggregate principal amount of 8.72% Debentures due in 2024. The redemption price was 104.360% of the principal amount or $1,043.36 per $1,000 principal amount of Debentures, with accrued interest to the date of redemption. At January 2, 2005, there were no material cash commitments. Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 6.

Contractual Obligations and Commitments

The Company has long-term contractual obligations, primarily lease, debt obligations and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of January 2, 2005 (see Notes 4, 6 and 13 for further details):

                                                            Unfunded
                                Operating       Debt(1)    Retirement
(Millions of Dollars)             Leases     Obligations     Plans
2005                               $144            18          35
2006                                132            23          37
2007                                110            11          39
2008                                 90             8          42
2009                                 76           384          45
After 2009                         $173         2,139         272

(1) Amounts do not include interest expense.

Share Repurchase and Dividends

On February 13, 2002, the Company announced a stock repurchase program of up to $5.0 billion with no time limit on this program. This program was completed on August 1, 2002, with 83.6 million shares repurchased. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2004 for the 42nd consecutive year. Cash dividends paid were $1.095 per share in 2004, compared with dividends of $0.925 per share in 2003 and $0.795 per share in 2002. The dividends were distributed as follows:

                          2004          2003            2002
First quarter           $ 0.24          0.205           0.18
Second quarter            0.285         0.24            0.205
Third quarter             0.285         0.24            0.205
Fourth quarter            0.285         0.24            0.205

Total                   $ 1.095         0.925           0.795

On January 4, 2005, the Board of Directors declared a regular cash dividend of $0.285 per share, paid on March 8, 2005, to shareholders of record as of February 15, 2005. The Company expects to continue the practice of paying regular cash dividends.

Other Information

Critical Accounting Policies and Estimates

Management's discussion and analysis on results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies is essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self insurance contingencies, valuation of long-lived assets and assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

Revenue Recognition: The Company recognizes revenue from product sales when goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for accruals.

The Company also recognizes service revenue that is received for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers.

Income Taxes: Income taxes are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP accounting and U.S. tax reporting that are recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not result in a material effect on the Company's results of operations, cash flows or financial position.

The Company has determined that it will repatriate $10.8 billion of undistributed international earnings in 2005 in accordance with the American Jobs Creation Act of 2004, and has recorded a tax charge of $789 million during the fourth quarter of 2004. (This tax charge may be reduced by approximately $225 million, due to technical corrections legislation, expected to be considered by Congress in 2005.) The legislation was passed during the fourth quarter of 2004 and permits U.S. corporations to repatriate earnings of foreign subsidiaries at a special one-time favorable effective tax rate. At January 2, 2005 and December 28, 2003, the cumulative amount of undistributed international earnings were approximately $18.6 billion and $14.8 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

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

Long-Lived And Intangible Assets: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges. In 2004, certain tangible and intangible assets were written down to fair value with the resulting charge recorded in cost of products sold.

Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, that cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 for further detail on these rates and the effect a rate change would have on the Company's results of operations.

Stock Options: The Company has elected to use Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), that does not require compensation costs related to stock options to be charged against net income, as all options granted under the various stock options plans had an exercise price equal to the market value of the underlying common stock at grant date. Statement of Financial Accounting Standard (SFAS) No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, requires pro forma disclosure of net income and earnings per share determined as if the fair value method of accounting for stock options had been applied in measuring compensation cost. See Notes 1 and 10 for further information regarding stock options.

New Accounting Standards

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 did not have a material effect on the Company's results of operations, cash flows or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement were effective on a prospective basis for guarantees that were issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 did not have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, and in December 2003, issued a revised FIN 46(R), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, both of which address consolidation of variable interest entities. In addition, the FASB issued various FASB Staff Positions
(FSP) on this topic in December 2003. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation was immediately applicable to variable interest entities created after January 31, 2003. The adoption of this portion of FIN 46 has not had a material effect on the Company's results of operations, cash flows or financial position. FIN 46 was applicable in 2004 to variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003. The adoption of this portion of FIN 46 did not have a material effect on the results of operations, cash flows or financial position of the Company.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's adoption of SFAS No. 149 did not have a material effect on the Company's results of operations, cash flows or financial position.

In December 2003, the FASB issued FSP FAS No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The Company elected to defer adoption of FSP FAS No. 106-1 until authoritative guidance was issued, as allowed by the Standard. This guidance was issued in by the FASB in May 2004 via FSP FAS No. 106-2. The Company adopted FSP FAS No. 106-1 and 106-2 in the fiscal third quarter of 2004. This adoption did not have a material effect on the Company's results of operations, cash flows or financial position.

In July 2004, the FASB ratified the EITF consensus on Issue 02-14, Whether an Investor should apply the Equity Method of Accounting to Investments other than Common Stock, which is effective for the fourth quarter of 2004. This consensus clarifies that when an investor has the ability to exercise significant influence over the operating and financial policies of an investee, the equity method of accounting should be applied only when the investor has an investment in common stock and/or an investment that is in-substance common stock. The adoption of this consensus did not have a material effect on the Company's results of operations, cash flows or financial position.

In October 2004, the FASB ratified the EITF consensus on Issue 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination. This consensus describes the accounting for the settlement of preexisting relationships and the re-acquisition of certain rights in a business combination. This consensus was effective for the fourth quarter of 2004 and was adopted by the Company in that quarter. This adoption did not have a material effect on the Company's results of operations, cash flows or financial position, but may impact future transactions.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43. This statement clarifies the accounting for idle capacity expense, freight, handling costs, and wasted material and is effective for the third quarter of 2005. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.

In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The effective date of this statement is the fiscal third quarter of 2005. The Company is still considering transition methods under this standard. The Company currently estimates the annualized cost associated with expensing stock options to be approximately $0.12 per share in 2005. Refer to Note 1 for more details. The Company is proposing a new long-term incentive plan including various forms of stock compensation, such as stock options and restricted stock.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB 29. This statement clarifies that all non-monetary transactions that have commercial substance should be recorded at fair value and is effective for the first quarter of 2005. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.

In December 2004, the FASB issued FSP FAS No. 109-1 and FAS 109-2, which address accounting and disclosure requirements related to certain provisions of the American Jobs Creation Act of 2004. These requirements were effective immediately. The Company has adopted these provisions, the impact of which is more fully described in Note 1 and 8.

Economic and Market Factors

Johnson & Johnson is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1994-2004, in the United States, the weighted average compound annual growth rate of Johnson & Johnson net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates, even though moderate in many parts of the world during 2004, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. The Company faces various worldwide health care changes that may result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications seeking to market generic forms of most of the Company's key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending a lawsuit resulting from an Abbreviated New Drug Application filing, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue loss for that product. For further information see the discussion on "Litigation Against Filers of Abbreviated New Drug Applications" in Note 18.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2004 and 2003 were:

                                     2004                    2003
                                 High    Low            High     Low
First quarter                   $54.90  49.25           58.68   49.10
Second quarter                   57.28  49.90           59.08   50.75
Third quarter                    58.80  54.37           54.24   49.00
Fourth quarter                   64.25  54.81           52.89   48.05

Year-end close                      $63.42                  50.62

Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet under its self-insurance program and by third party product liability insurance. See Note 18 for further information regarding legal proceedings.

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

The Company's report on Form 10-K for the year ended January 2, 2005 contains, as an Exhibit, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets
Johnson & Johnson and Subsidiaries

At January 2, 2005 and December 28, 2003
(Dollars in Millions Except Share and Per Share Data) (Note 1)

                                                       2004            2003
Assets
Current assets
Cash and cash equivalents
 (Notes 1, 14 and 15)                                 $ 9,203          5,377
Marketable securities
 (Notes 1, 14 and 15)                                   3,681          4,146
Accounts receivable trade, less allowances for
 doubtful accounts $206 (2003, $192)                    6,831          6,574
Inventories (Notes 1 and 2)                             3,744          3,588
Deferred taxes on income
 (Note 8)                                               1,737          1,526
Prepaid expenses and other
 receivables                                            2,124          1,784

Total current assets                                   27,320         22,995

Marketable securities,
 non-current (Notes 1, 14 and 15)                          46             84
Property, plant and equipment,
 net (Notes 1 and 3)                                   10,436          9,846
Intangible assets, net
 (Notes 1 and 7)                                       11,842         11,539
Deferred taxes on income
 (Note 8)                                                 551            692
Other assets (Note 5)                                   3,122          3,107

Total assets                                          $53,317         48,263

Liabilities and Shareholders' Equity

Current liabilities
Loans and notes payable
 (Note 6)                                             $   280          1,139
Accounts payable                                        5,227          4,966
Accrued liabilities                                     3,523          2,639
Accrued rebates, returns
 and promotions                                         2,297          2,308
Accrued salaries, wages
 and commissions                                        1,094          1,452
Accrued taxes on income                                 1,506            944

Total current liabilities                              13,927         13,448

Long-term debt (Note 6)                                 2,565          2,955
Deferred tax liability (Note 8)                           403            780
Employee related obligations
 (Notes 5 and 13)                                       2,631          2,262
Other liabilities                                       1,978          1,949

Total liabilities                                      21,504         21,394

Shareholders' equity
Preferred stock - without par value
 (authorized and unissued
 2,000,000 shares)                                          -              -
Common stock - par value
 $1.00 per share (Note 20)
 (authorized 4,320,000,000 shares;
 issued 3,119,842,000 shares)                           3,120          3,120
Note receivable from employee
 stock ownership plan (Note 16)                           (11)           (18)
Accumulated other comprehensive
 income (Note 12)                                        (515)          (590)
Retained earnings                                      35,223         30,503
                                                       37,817         33,015

Less: common stock held in
 treasury, at cost (Note 20)
 (148,819,000 and 151,869,000)                          6,004          6,146

Total shareholders' equity                             31,813         26,869

Total liabilities and
 shareholders' equity                                 $53,317         48,263

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings
Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)

                                  2004     2003      2002
Sales to customers              $47,348   41,862    36,298

Cost of products sold            13,422   12,176    10,447

Gross profit                     33,926   29,686    25,851

Selling, marketing and
 administrative expenses         15,860   14,131    12,216
Research expense                  5,203    4,684     3,957
Purchased in-process
 research and development
 (Note 17)                           18      918       189
Interest income                    (195)    (177)     (256)
Interest expense, net
 of portion capitalized
 (Note 3)                           187      207       160
Other (income) expense,
 net                                 15     (385)      294
                                 21,088   19,378    16,560
Earnings before provision
 for taxes on income             12,838   10,308     9,291
Provision for taxes on income
 (Note 8)                         4,329    3,111     2,694

Net earnings                    $ 8,509    7,197     6,597

Basic net earnings per share
 (Notes 1 and 19)               $  2.87     2.42      2.20

Diluted net earnings per share
 (Notes 1 and 19)               $  2.84     2.40      2.16

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity
Johnson & Johnson and Subsidiaries
(Dollars in Millions) (Note 1)

                                                                      Note Receivable
                                                                      From Employee
                                                  Compre-             Stock Owner-
                                                  hensive   Retained  ship Plan
                                         Total    Income    Earnings  (ESOP)
Bal, Dec. 30, 2001                      $24,233              23,066         (30)

Net earnings                              6,597    6,597      6,597
Cash dividends paid                      (2,381)             (2,381)
Employee stock
 Compensation and
 stock option plans                         806                (489)
Conver. of subordinated
 debentures                                 131                (222)
Repurchase of common
 stock                                   (6,382)
Other comprehensive income,
 net of tax:
 Currency translation adj                   (10)     (10)
 Unrealized losses on
 securities                                 (86)     (86)
 Pension liability
 adjustment                                 (18)     (18)
 Losses on derivatives
 & hedges                                  (198)    (198)
Reclassification adj                                 (26)

Total comprehensive income                         6,259

Note receivable from ESOP                     5                               5

Bal, Dec. 29, 2002                      $22,697              26,571         (25)

Net earnings                              7,197    7,197      7,197
Cash dividends paid                      (2,746)             (2,746)
Employee stock
 compensation and
 stock option plans                         534                (626)
Conver. of subordinated
 debentures                                   2                  (2)
Repurchase of common
 stock                                   (1,183)
Business combinations                       109                 109
Other comprehensive income,
 net of tax:
 Currency translation adj                   334      334
 Unrealized gains on
 securities                                  29       29
 Pension liability adj                      (31)     (31)
 Losses on derivatives
 & hedges                                   (80)     (80)
Reclassification adj                                  (2)

Total comprehensive income                         7,447

Note receivable from ESOP                     7                               7

Bal, Dec. 28, 2003                      $26,869              30,503         (18)

Net earnings                              8,509    8,509      8,509
Cash dividends paid                      (3,251)             (3,251)
Employee stock
 compensation and stock option plans        883                (520)
Conver. of subordinated
 debentures                                 105                 (18)
Repurchase of common
 stock                                   (1,384)
Other comprehensive income,
 net of tax:
 Currency translation adj                   268      268
 Unrealized gains on
 securities                                  59       59
 Pension liability adj                     (282)    (282)
 Gains on derivatives &
 hedges                                      30       30
Reclassification adj                                 (10)

Total comprehensive income                         8,574

Note receivable from ESOP                     7                               7

Bal, Jan. 2, 2005                       $31,813              35,223         (11)

                                Accumul
                                 Other    Common
                                Compre-   Stock     Treasury
                                hensive   Issued     Stock
                                Income    Amount     Amount
Bal, Dec. 30, 2001               (530)    3,120     (1,393)

Net earnings
Cash dividends paid
Employee stock
 Compensation and
 stock option plans                                  1,295
Conver. of subordinated
 debentures                                            353
Repurchase of common
 stock                                              (6,382)
Other comprehensive income,
 net of tax:
 Currency translation adj         (10)
 Unrealized losses on
 securities                       (86)
 Pension liability
 adjustment                       (18)
 Losses on derivatives
 & hedges                        (198)
Reclassification adj

Total comprehensive income

Note receivable from ESOP

Bal, Dec. 29, 2002               (842)    3,120     (6,127)

Net earnings
Cash dividends paid
Employee stock
 compensation and
 stock option plans                                  1,160
Conver. of subordinated
  debentures                                             4
Repurchase of common
 stock                                              (1,183)
Business combinations
Other comprehensive income,
 net of tax:
 Curncy translation adj           334
 Unrealized gains on
  securities                       29
 Pension liability adj            (31)
 Losses on derivatives
 & hedges                         (80)
Reclassification adj

Total comprehensive income

Note receivable from ESOP

Bal, Dec. 28, 2003               (590)    3,120     (6,146)

Net earnings
Cash dividends paid
Employee stock
 compensation and
 stock option plans                                  1,403
Conver. of subordinated
 debentures                                            123
Repurchase of common
 stock                                              (1,384)
Other comprehensive income,
 net of tax:
 Currency translation adj         268
 Unrealized gains on
 securities                        59
 Pension liability adj           (282)
 Gains on derivatives &
 hedges                            30
Reclassification adj

Total comprehensive income

Note receivable from ESOP

Bal, Jan. 2, 2005               $(515)    3,120     (6,004)

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)

                                                     2004     2003     2002
Cash flows from operating
  activities
Net earnings                                        $ 8,509   7,197   6,597
Adjustments to reconcile net
 earnings to cash flows:
 Depreciation  and amortization
 of property and intangibles                          2,124   1,869   1,662
 Purchased in-process
 research and development                                18     918     189
 Deferred tax provision                                (498)   (720)    (74)
 Accounts receivable
 allowances                                               3       6      (6)
Changes in assets and liabilities,
 net of effects from acquisition
 of businesses:
 Increase in accounts
 receivable                                            (111)   (691)    (510)
 Decrease/(increase) in
 inventories                                             11      39     (109)
 Increase in accounts
 payable and accrued liabilities                        607   2,192    1,420
 Increase in other current
 and non-current assets                                (395)   (746)  (1,429)
 Increase in other current and
 non-current liabilities                                863     531      436

Net cash flows from
 operating activities                                11,131  10,595    8,176

Cash flows from investing
 activities
Additions to property,
 plant and equipment                                 (2,175) (2,262) (2,099)
Proceeds from the
 disposal of
 assets                                                 237     335     156
Acquisition of businesses,
 net of cash
 acquired (Note 17)                                    (580) (2,812)   (478)
Purchases of investments                            (11,617) (7,590) (6,923)
Sales of investments                                 12,061   8,062   7,353
Other                                                  (273)   (259)   (206)

Net cash used by investing
 activities                                          (2,347) (4,526) (2,197)

Cash flows from financing
 activities
Dividends to shareholders                            (3,251) (2,746) (2,381)
Repurchase of common
 stock                                               (1,384) (1,183) (6,538)
Proceeds from short-
term debt                                               514   3,062   2,359
Retirement of short-
term debt                                            (1,291) (4,134)   (560)
Proceeds from long-
term debt                                                17   1,023      22
Retirement of long-
term debt                                              (395)   (196)   (245)
Proceeds from the exercise
 of stock options                                       642     311     390

Net cash used by
 financing activities                                (5,148) (3,863) (6,953)

Effect of exchange rate
 changes on cash and cash
 equivalents                                            190     277     110
Increase/(decrease) in
 cash and cash equivalents                            3,826   2,483    (864)
Cash and cash equivalents,
 beginning of year (Note 1)                           5,377   2,894   3,758

Cash and cash equivalents,
 end of year (Note 1)                                $9,203   5,377   2,894

Supplemental cash flow data

Cash paid during the year for:
 Interest                                            $  222     206     141
 Income taxes                                         3,880   3,146   2,006

Supplemental schedule of
 noncash investing and
 financing activities
Treasury stock issued  for
 employee compensation and stock
 option plans,
 net of cash proceeds                               $   802     905     946
Conversion of debt                                      105       2     131

Acquisition of businesses
Fair value of assets
 acquired                                           $   595   3,135     550
Fair value of liabilities
 assumed                                                (15)   (323)    (72)

Net cash paid for acquisitions                      $   580   2,812     478

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

Description of the Company and Business Segments

The Company and its subsidiaries have approximately 109,900 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus has been in products related to human health and well-being.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 did not have a material effect on the Company's results of operations, cash flows or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement were effective on a prospective basis for guarantees that were issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 did not have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, and in December
2003, issued a revised FIN 46(R), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, both of which address consolidation of variable interest entities. In addition, the FASB issued various FASB Staff Positions (FSP) on this topic in December
2003. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation was immediately applicable to variable interest entities created after January 31, 2003. The adoption of this portion of FIN 46 has not had a material effect on the Company's results of operations, cash flows or financial position. FIN 46 was applicable in 2004 to variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003. The adoption of this portion of FIN 46 did not have a material effect on the results of operations, cash flows or financial position of the Company.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company's adoption of SFAS No. 149 did not have a material effect on the Company's results of operations, cash flows or financial position.

In December 2003, the FASB issued FSP FAS No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The Company elected to defer adoption of FSP FAS No. 106-1 until authoritative guidance was issued, as allowed by the Standard. This guidance was issued in by the FASB in May 2004 via FSP FAS No. 106-2. The Company adopted FSP FAS No. 106-1 and 106-2 in the fiscal third quarter of 2004. This adoption did not have a material effect on the Company's results of operations, cash flows or financial position.

In July 2004, the FASB ratified the EITF consensus on Issue 02-14, Whether an Investor should apply the Equity Method of Accounting to Investments other than Common Stock, which is effective for the fourth quarter of 2004. This consensus clarifies that when an investor has the ability to exercise significant influence over the operating and financial policies of an investee, the equity method of accounting should be applied only when the investor has an investment in common stock and/or an investment that is in-substance common stock. The adoption of this consensus did not have a material effect on the Company's results of operations, cash flows or financial position.

In October 2004, the FASB ratified the EITF consensus on Issue 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination. This consensus describes the accounting for the settlement of preexisting relationships and the re-acquisition of certain rights in a business combination. This consensus was effective for the fourth quarter of 2004 and was adopted by the Company in that quarter. This adoption did not have a material effect on the Company's results of operations, cash flows or financial position, but may impact future transactions.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43. This statement clarifies the accounting for idle capacity expense, freight, handling costs, and wasted material and is effective for the third quarter of 2005. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.

In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment.
This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The effective date of this statement is the fiscal third quarter of 2005. The Company is still considering transition methods under this standard. The Company currently estimates the annualized cost associated with expensing stock options to be approximately $0.12 per share in 2005. The Company is proposing a new long-term incentive plan including various forms of stock compensation, such as stock options and restricted stock.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB 29. This statement clarifies that all non-monetary transactions that have commercial substance should be recorded at fair value and is effective for the first quarter of 2005. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.

In December 2004, the FASB issued FSP FAS No. 109-1 and FAS 109-2, which address accounting and disclosure requirements related to certain provisions of the American Jobs Creation Act of 2004. These requirements were effective immediately. The Company has adopted these provisions, the impact of which is described in Note 1 and Note 8.

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

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment         20-40 years
Land and leasehold improvements         10-20 years
Machinery and equipment                  2-13 years

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 5 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows is less than the carrying value of these assets.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for accruals. The Company also recognizes service revenue that is received for co-promotion of certain products in sales to customers.

Shipping and Handling

Shipping and handling costs incurred were $679 million, $604 million and $518 million in 2004, 2003 and 2002, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Goodwill and Intangible Assets

Effective at the beginning of fiscal year 2002 in accordance with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill and indefinite lived intangible assets, which are non-amortizable. SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2004 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed in the fiscal fourth quarter, annually.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 7 for further details on Intangible Assets.

Financial Instruments

The Company follows the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, collectively referred to as SFAS No. 133. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, what type of hedge transaction.

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

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Fair value of a forward exchange contract represents the present value of the change in forward exchange rates times the notional amount of the derivative. The fair value of a currency swap contract is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the periods the currency exchanges are due and expressing the result in U.S. dollars at the current spot foreign currency exchange rate.

On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2004.

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

Product Liability

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. Receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

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

Advertising

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $1.9 billion in 2004, $1.7 billion in 2003 and $1.5 billion in 2002.

Income Taxes

The Company has determined that it will repatriate $10.8 billion of undistributed international earnings in 2005 in accordance with the American Jobs Creation Act of 2004, and has recorded a tax charge of $789 million during the fourth quarter of 2004. (This tax charge may be reduced by approximately $225 million, due to technical corrections legislation, expected to be considered by Congress in 2005.) The legislation was passed during the fourth quarter of 2004 and permits U.S. corporations to repatriate earnings of foreign subsidiaries at a special one-time favorable effective tax rate. At January 2, 2005 and December 28, 2003, the cumulative amount of undistributed international earnings were approximately $18.6 billion and $14.8 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Net Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

Stock Options

At January 2, 2005, the Company had 20 stock-based employee compensation plans that are described in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and its related Interpretations. Compensation costs are not recorded in net income for stock options as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

As required by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in Millions
Except Per Share Data)        2004      2003     2002
Net income, as reported     $ 8,509    7,197    6,597

Less:
 Compensation expense(1)        329      349      320

Pro forma                     8,180    6,848    6,277

Earnings per share:
 Basic - as reported        $  2.87     2.42     2.20
       - pro forma             2.76     2.31     2.09
 Diluted - as reported         2.84     2.40     2.16
         - pro forma           2.74     2.29     2.06

(1) Determined under fair value based method for all awards, net of tax.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, depreciation, amortization, employee benefits, contingencies and asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, the fiscal year consists of 53 weeks, as was the case in 2004.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

2 Inventories

At the end of 2004 and 2003, inventories were comprised of:

(Dollars in Millions)           2004      2003
Raw materials and supplies    $   964      966
Goods in process                1,113      981
Finished goods                  1,667    1,641
                              $ 3,744    3,588

3 Property, Plant and Equipment

At the end of 2004 and 2003, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)           2004      2003
Land and land improvements    $   515       491
Buildings and
 building equipment             5,907     5,242
Machinery and equipment        10,455     9,638
Construction in progress        1,787     1,681
                               18,664    17,052
Less accumulated
 depreciation                   8,228     7,206
                              $10,436     9,846

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2004, 2003 and 2002 was $136 million, $108 million and $98 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2004, 2003 and 2002 was $1.5 billion, $1.4 billion and $1.3 billion, respectively.

Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded in earnings.

4 Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $254 million in 2004, $279 million in 2003 and $298 million in 2002.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at January 2, 2005 are:

(Dollars                                                After
in Millions)    2005    2006    2007    2008    2009    2009     Total
                $144     132     110      90      76      173      725

Commitments under capital leases are not significant.

5 Employee Related Obligations

At the end of 2004 and 2003, employee related obligations were:

(Dollars in Millions)           2004    2003
Pension benefits               $1,109    862
Postretirement benefits         1,071    966
Postemployment benefits           244    213
Deferred compensation             397    362
                                2,821  2,403
Less current benefits payable     190    141
Employee related obligations   $2,631  2,262

Prepaid employee related obligations of $1,001 million and $1,021 million for 2004 and 2003, respectively, are included in other assets on the consolidated balance sheet.

6 Borrowings

The components of long-term debt are as follows:

                                         Effective           Effective
 (Dollars in Millions)        2004       Rate%      2003     Rate%
3% Zero Coupon
 Convertible
 Subordinated Debentures
 due 2020                    $   560     3.00         639     3.00
4.95% Debentures
 due 2033                        500     4.95         500     4.95
3.80% Debentures
 due 2013                        500     3.82         500     3.82
8.72% Debentures
 due 2024(2)                       -        -         300     8.72
6.95% Notes due 2029             293     7.14         293     7.14
6.73% Debentures
 due 2023                        250     6.73         250     6.73
8.25% Eurodollar Notes
 due 2004                          -        -         200     8.37
6.625% Notes due 2009            198     6.80         198     6.80
5.50% Convertible
 Subordinated Notes
 due 2009                        177     2.00         182     2.00
Industrial Revenue Bonds          34     2.76          36     3.54
Other                             71        -          81        -
                               2,583     4.63(1)    3,179     5.23(1)
Less current portion              18                  224
                             $ 2,565                2,955

(1) Weighted average effective rate.

(2) 8.72% Debentures redeemed in November 2004.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.9 billion, including $1.5 billion of credit commitments, of which $0.75 billion expire September 29, 2005 and $0.75 billion expire September 30, 2009. Also included, are $0.9 billion of uncommitted lines with various banks worldwide that expire during 2005. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

The Company filed a shelf registration with the Securities and Exchange Commission that became effective January 21, 2004, which enables the Company to issue up to $1.985 billion in debt securities and warrants for the purchase of debt securities. No debt was issued off the shelf during 2004 and the full amount remained available as of January 2, 2005.

In August 2002, Scios Inc. issued in a private offering $150 million of 5.5% Convertible Subordinated Notes due 2009; interest payable semi-annually, on February 15 and August 15. The Notes were convertible at the option of the holder at any time prior to redemption, repurchase or maturity at a conversion price of $39.30. Following the acquisition by Johnson & Johnson in April 2003, each $1,000 in principal amount of the notes became convertible into the right to receive $1,145.04 in cash without interest. Semi-annual interest remains payable until conversion, repurchase or maturity. At January 2, 2005 the book value of these Notes approximates fair value.

On July 28, 2000, ALZA Corporation completed a private offering of 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At January 2, 2005 the outstanding 3% Debentures had a total principal amount at maturity of $890.8 million with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% Debentures, holders are entitled to convert their Debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 2.7 million shares have been issued as of January 2, 2005, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At January 2, 2005, and December 28, 2003, the fair value based on quoted market value of the 3% Debentures was $780.5 million and $712.3 million, respectively.

On November 1, 2004 the Company exercised its right to redeem all of its $300 million aggregate principal amount of 8.72% Debentures due in 2024. The redemption price was 104.360% of the principal amount or $1,043.36 per $1,000 principal amount of Debentures, with accrued interest to the date of redemption.

Short-term borrowings and current portion of long-term debt amounted to $280 million at the end of 2004, principally local borrowing by international subsidiaries.

Aggregate maturities of long-term obligations commencing in 2005 are:

                                                                  After
(Dollars in Millions)    2005    2006    2007    2008    2009     2009
                         $ 18      23      11       8     384     2,139

7 Intangible Assets

At the end of 2004 and 2003, the gross and net amounts of intangible assets were:

(Dollars in Millions)                    2004       2003
Goodwill - gross                        $ 6,597     6,085
Less accumulated amortization               734       695

Goodwill - net                          $ 5,863     5,390

Trademarks (non-amortizable) - gross    $ 1,232     1,098
Less accumulated amortization               142       136

Trademarks (non-amortizable) - net      $ 1,090       962

Patents and trademarks - gross          $ 3,974     3,798

Less accumulated amortization             1,125       818

Patents and trademarks - net            $ 2,849     2,980

Other intangibles - gross               $ 3,302     3,187
Less accumulated amortization             1,262       980

Other intangibles - net                 $ 2,040     2,207

Total intangible assets - gross         $15,105    14,168
Less accumulated amortization             3,263     2,629

Total intangible assets - net           $11,842    11,539

Goodwill as of January 2, 2005, as allocated by segments of business is as follows:

                                              Med Dev
(Dollars in Millions)    Consumer    Pharm    and Diag    Total
Goodwill, net of
 accumulated
 amortization at
 December 28, 2003       $    882      781       3,727    5,390
Acquisitions                  232       32         138      402
Translation & other            46       19           6       71

Goodwill at
 January 2, 2005         $  1,160      832       3,871    5,863

The weighted average amortization periods for patents and trademarks and other intangible assets are 15 years and 17 years, respectively. The amortization expense of amortizable intangible assets for the fiscal year ended January 2, 2005, was $603 million before tax. Certain patents and intangibles were written down to fair value during 2004 with the resulting charge included in amortization expense. The estimated amortization expense for the five succeeding years approximates $550 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

8 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)     2004       2003      2002
Currently payable:
 U.S. taxes              $ 3,654     2,934     2,042
 International taxes       1,173       897       726
                           4,827     3,831     2,768
Deferred:
 U.S. taxes                  (70)     (409)       20
 International taxes        (428)     (311)      (94)
                            (498)     (720)      (74)
                         $ 4,329     3,111     2,694

A comparison of income tax expense at the federal statutory rate of 35% in 2004, 2003 and 2002, to the Company's effective tax rate is as follows:

(Dollars in Millions)        2004       2003      2002
U.S.                       $  7,895     6,333     6,189
International                 4,943     3,975     3,102
Earnings before taxes
 on income:                $ 12,838    10,308     9,291
Tax rates:
Statutory                      35.0%     35.0%     35.0%
Puerto Rico and
 Ireland operations            (5.6)     (6.1)     (4.5)
Research tax credits           (0.8)     (1.0)     (0.7)
U.S. state and local            1.6       2.0       1.2
International
 subsidiaries
 excluding Ireland             (1.7)     (2.0)     (2.2)
Repatriation of
 International earnings         6.1         -         -
IPR&D                             -       3.1       0.7
All other                      (0.9)     (0.8)     (0.5)

Effective tax rate             33.7%     30.2%     29.0%

During 2004, 2003 and 2002, the Company had subsidiaries operating in Puerto Rico under various tax incentive grants. In addition, the Company had subsidiaries manufacturing in Ireland under an incentive tax rate. The American Jobs Creation Act of 2004 tax legislation, permits U.S. corporations to repatriate earnings of foreign subsidiaries at a special one-time favorable effective federal tax rate versus 35%, before consideration of foreign taxes paid. The Company has determined that it will repatriate approximately $10.8 billion. The Company accrued $789 million for federal and state taxes attributable to the repatriation of earnings. (This tax charge may be reduced by approximately $225 million, due to technical corrections legislation, expected to be considered by Congress in 2005.) The increase in the 2004 worldwide effective tax rate was primarily due to the repatriation of foreign earnings under this legislation, which added 6.1% to the 2004 effective tax rate.

Temporary differences and carry forwards for 2004 and 2003 are as follows:

                                  2004                    2003
                               Deferred Tax            Deferred Tax
(Dollars in Millions)       Asset     Liability     Asset     Liability
Employee related
 obligations               $   483                     356
Depreciation                               (378)                   (248)
Non-deductible
 intangibles                             (1,366)                 (1,455)
International R&D
 capitalized for tax           905                     574
Reserves & liabilities         720                     592
Income reported
 for tax purposes              463                     416
Miscellaneous
 international                 535         (236)       502         (258)
Capitalized intangibles        147                     131
Miscellaneous U.S.             515                     724
Total deferred
 income taxes              $ 3,768       (1,980)     3,295       (1,961)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet.

9 International Currency Translation

For translation of its subsidiaries operating in non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies that are reflected in operating results.

An analysis of the changes during 2004 and 2003 for foreign currency translation adjustments is included in Note 12.

Net currency transaction and translation gains and losses included in other expense were losses of $38 million, $22 million and $29 million in 2004, 2003 and 2002, respectively.

10 Common Stock, Stock Option Plans and Stock Compensation Agreements

At January 2, 2005, the Company had 20 stock-based compensation plans. Under the 2000 Stock Option Plan, the Company may grant options to its employees for up to 1.6% of the issued shares of the Company's Common Stock plus the number of shares available from the previous year that were not issued, as well as shares issued under the Plan that expired or terminated without being exercised. The shares outstanding are for contracts under the Company's 1991, 1995 and 2000 Stock Option Plans, the 1997 Non-Employee Director's Plan and the Cordis, Biosense, Gynecare, Centocor, Innovasive Devices, ALZA, Inverness and Scios Stock Option Plans. During 2004, no options were granted under any of these plans except the 2000 Stock Option Plan.

Stock options expire 10 years from the date they are granted and vest over service periods that range from one to five years. All options are granted at current market price on the date of grant. Shares available under the 2000 Stock Option Plan for future grants are based on 1.6% of the issued shares each year, and 49.9 million shares could be granted each year during the years 2000 through 2005 in addition to any other available shares as described above. Shares available for future grants under the 2000 plan were 83.3 million at the end of 2004.

A summary of the status of the Company's stock option plans as of January 2, 2005, December 28, 2003 and December 29, 2002, and changes during the years ending on those dates are presented below:

                                                  Weighted
                                  Options          Average
(Shares in Thousands)           Outstanding    Exercise Price
Balance at December 30, 2001      167,224         $  34.37
Options granted                    48,072            57.30
Options exercised                 (21,012)           19.64
Options canceled/forfeited         (4,543)           50.86

Balance at December 29, 2002      189,741            41.42
Options granted                    50,880(1)         49.15
Options exercised                 (21,242)           17.22
Options canceled/forfeited         (5,430)           52.68

Balance at December 28, 2003      213,949            45.37
Options granted                    47,815            53.94
Options exercised                 (24,066)           28.50
Options canceled/forfeited         (8,694)           53.77

Balance at January 2, 2005        229,004         $  48.62

(1) Includes 7,002 options issued to replace Scios options outstanding at or granted prior to the acquisition.

The average fair value of options granted was $13.11 in 2004, $13.58 in 2003, and $15.49 in 2002. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                          2004       2003      2002
Risk-free rate          3.15%      3.09%     4.39%
Volatility              27.0%      28.0%     26.0%
Expected life            5.0 yrs    5.0 yrs   5.0 yrs
Dividend yield          1.76%      1.35%     1.33%

The following table summarizes stock options outstanding and exercisable at January 2, 2005:

    (Shares in Thousands)          Outstanding          Exercisable

                                            Average            Average
Exercise                         Average    Exercise           Exercise
Price Range          Options     Life(1)     Price    Options   Price
$  3.85 - $ 22.95    11,336       1.4       $20.18     11,329  $ 20.18
$ 23.11 - $ 39.86    22,703       3.1        30.46     22,048    30.45
$ 40.08 - $ 50.08    34,952       4.7        46.00     34,615    45.98
$ 50.11 - $ 52.11    31,953       5.8        50.70     31,371    50.69
$ 52.20 - $ 53.89    39,403       8.1        52.22        173    52.48
$ 53.93 - $ 54.89    46,012       9.1        53.95        399    54.69
$ 55.01 - $ 65.10    42,645       7.1        57.34        553    59.20
                    229,004       6.4       $48.62    100,488  $ 41.26

(1) Average contractual life remaining in years.

Stock options exercisable at December 28, 2003 and December 29, 2002 were 119,663 options at an average price of $38.51 and 100,702 options at an average price of $30.47, respectively.

11 Segments of Business and Geographic Areas

See page 64 for information on segments of business and geographic areas.

12 Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:



                                                                               Total
                                  Unrealized                 Gains/         Accumulated
                        Foreign     Gains/        Pens      (Losses)           Other
                        Cur.       (Losses)       Liab      on Deriv        Comprehensive
(Dollars in Millions)   Trans.      On Sec         Adj.      & Hedg          Inc/(Loss)
Dec. 30, 2001           $(697)        84           (15)       98              (530)
2002 changes
 Net change
  due to hedging
  transactions              -          -             -      (394)
 Net amount
  reclassed to
  net earnings              -          -             -       196
 Net 2002
  changes                 (10)       (86)          (18)     (198)             (312)

Dec. 29, 2002           $(707)        (2)          (33)     (100)             (842)
2003 changes
 Net change
  due to hedging
  transactions              -          -             -      (567)
 Net amount
  reclassed to
  net earnings              -          -             -       487
 Net 2003
  changes                 334         29           (31)      (80)              252

Dec. 28, 2003           $(373)        27           (64)     (180)             (590)
2004 changes
 Net change
  due to hedging
  transactions              -          -             -        15
 Net amount
  reclassed to
  net earnings              -          -             -        15
 Net 2004
  changes                 268         59          (282)       30                75

Jan. 2, 2005            $(105)        86          (346)     (150)             (515)

Total other comprehensive income for 2004 includes reclassification adjustment gains of $16 million realized from the sale of equity securities and the associated tax expense of $6 million. Total other comprehensive income for 2003 includes reclassification adjustment gains of $3 million realized from the sale of equity securities and the associated tax expense of $1 million. Total other comprehensive income for 2002 includes reclassification adjustment gains of $45 million realized from the sale of equity securities and the associated tax expense of $19 million.

The tax effect on the unrealized gains/(losses) on equity securities is an expense of $47 million in 2004, an expense of $15 million in 2003 and a benefit of $1 million in 2002. The tax effect on the gains/(losses) on derivatives and hedges are benefits of $81 million, $99 million and $56 million in 2004, 2003 and 2002, respectively. See Note 15 for additional information relating to derivatives and hedging.

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

Many international employees are covered by government-sponsored programs for which the cost to the Company is not significant.

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

The Company uses the date of its consolidated financial statements (January 2, 2005 and December 28, 2003, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

Net periodic benefit cost for the Company's defined benefit retirement plans and other benefit plans for 2004, 2003 and 2002 include the following components:

                           Retirement Plans      Other Benefit Plans
(Dollars in Millions)   2004     2003    2002    2004    2003    2002
Service cost            $ 409     325     249    $ 56    28      23
Interest cost             444     391     354      91    70      59
Expected return on
 plan assets             (529)   (495)   (447)     (3)   (3)     (4)
Amortization of prior
 service cost              15      18      15      (4)   (3)     (3)
Amortization of net
 transition asset          (3)     (4)     (7)      -     -       -
Recognized actuarial
 losses/(gains)           173     109     (41)     27     3       -
Curtailments and
 settlements                3       1      (1)      -     -       -
Special termination
 benefits                   -      95       -       -     -       -
Net periodic benefit
 cost                   $ 512     440     122    $167    95      75

The net periodic benefit cost attributable to U.S. retirement plans was $329 million in 2004, $309 million in 2003 and $61 million in 2002.

During 2003, the Company offered a voluntary retirement program with enhanced benefits called the Retirement Enhancement Program (REP) to eligible U.S. regular, full-time employees who have attained age 55 with at least 10 years of pension credited service by June 30, 2004. The program enhancements included the elimination of the early retirement reduction for pension benefit purposes (normally 4% per year prior to age 62) and a special termination benefit (one week of pay per year of credited service). The program resulted in a one-time increase in U.S. pension expense of $95 million in 2003 to reflect the value of the retirement enhancement.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

                                                 Retirement Plans
U.S. Benefit Plans                         2004    2003    2002    2001
Discount rate                               5.75%   6.00    6.75    7.50
Expected long-term rate of return
  on plan assets                           9.00    9.00    9.00    9.00
Rate of increase in
 compensation levels                       4.50    4.50    4.50    4.50

International Benefit plans
Discount rate                              5.00%   5.25    5.75    5.75
Expected long-term rate of return
 on plan assets                            8.00    7.50    7.50    7.50
Rate of increase in
 compensation levels                       3.75    3.50    3.50    3.50

                                               Other Benefit Plans
U.S. Benefit Plans                         2004    2003    2002    2001
 Discount rate                             5.75%   6.00    6.75    7.50
Expected long-term rate of return
 on plan assets                            9.00    9.00    9.00    9.00
Rate of increase in
 compensation levels                       4.50    4.50    4.50    4.50

International Benefit Plans
Discount rate                              5.50%   6.00    6.75    6.75
Expected long-term rate of return
 on plan assets                               -       -       -       -
Rate of increase in
 compensation levels                       4.25    4.25    4.25    4.25

The expected long-term rate of return on plan assets assumptions are determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

The following table displays the assumed health care trend rates, for all individuals:

Health Care Plans               2004    2003
Health care trend rate
 assumed for next year          9.00%   10.00
Rate to which the cost trend
 rate is assumed to decline
 (ultimate trend)               4.50%    4.50
Year the rate reaches the
 ultimate trend rate            2010     2010

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

                        One-Percentage-         One-Percentage-
(Dollars in Millions)   Point Increase          Point Decrease
Health Care Plans
Total interest and
 service cost               $ 27                     $ (22)
Postretirement benefit
 obligation                  256                      (206)

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2004 and 2003 for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)           Retirement Plans        Other Benefit Plans

Change in Benefit Obligation    2004    2003            2004    2003
Projected benefit obligation
 - beginning of year            $7,680  6,051           $1,329  1,015
Service cost                       409    325               56     28
Interest cost                      444    391               91     70
Plan participant
 contributions                      21     20                -      -
Amendments                         (65)   110              (46)     1
Actuarial losses                   609    714              229    261
Divestitures &
 acquisitions                       (1)    (3)               -      -
Curtailments &
 settlements                        (7)    (1)               -      -
Benefits paid
 from plan                        (401)  (268)             (73)   (55)
Effect of exchange rates           252    341                7      9
Projected benefit
 obligation
 - end of year                  $8,941  7,680           $1,593  1,329

Change in Plan Assets
Plan assets at
 fair value
 - beginning of year            $6,050  4,705           $   39     34
Actual return on
 plan assets                       713    963                4      9
Company contributions              531    393               65     49
Plan participant
 contributions                      21     20                -      -
Divestitures                        (2)     -                -      -
Benefits paid from
 plan assets                      (359)  (258)             (71)   (53)
Effect of exchange rates           171    227                -      -
Plan assets at fair value
 - end of year                  $7,125  6,050           $   37     39

Strategic asset allocations are determined by country, based on the nature of the liabilities and considering the demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company's plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying equities on a broad basis combined with currency matching of the fixed income assets.

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)
Projected future
 benefit payments       2005    2006    2007    2008    2009    2010-14
Retirement plans        $335    349     364     361     377     2,235
Other benefit plans
 - gross                $ 77     81      85      89      94       542
Medicare rebates           -     (5)     (5)     (6)     (7)      (41)
Other benefit plans
 - net                  $ 77     76      80      83      87       501

The Company is not expected to have to fund its U.S. retirement plans in 2005 in order to meet minimum statutory funding requirements. International plans will be funded in accordance with local regulations. Additional discretionary contributions will be made when deemed appropriate to meet the long-term obligations of the plans. In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

The following table displays the projected future contributions to the Company's U.S. and international unfunded retirement plans:

(Dollars in Millions)
Projected future
 contributions            2005    2006    2007    2008    2009    2010-14
Unfunded U.S. retirement
 plans                    $19      20      21      22      24      148
Unfunded International
 retirement plans         $16      17      18      20      21      124

The Company's retirement plan asset allocation at the end of 2004 and 2003 and target allocations for 2005 are as follows:

                                   Percent of     Target
(Dollars in Millions)             Plan Assets   Allocation

U.S. Retirement Plans            2004    2003    2005
Equity securities                 76%     78%     75%
Debt securities                   24      22      25

Total plan assets                100%    100%    100%

International Retirement Plans
Equity securities                 69%     67%     75%
Debt securities                   30      32      25
Real estate and other              1       1       -

Total plan assets                100%    100%    100%

The Company's other benefit plans are unfunded except for U.S. life insurance contract assets of $37 million and $39 million at January 2, 2005 and December 28, 2003, respectively.

The fair value of Johnson & Johnson common stock directly held in plan assets was $440 million (6.2% of total plan assets) at January 2, 2005, and $363 million (6.0% of total plan assets) at December 28, 2003.

Amounts recognized in the Company's balance sheet consist of the following:

                                  Retirement Plans        Other Benefit Plans
(Dollars in Millions)              2004      2003         2004         2003
Plan assets at
 fair value                      $ 7,125     6,050      $    37           39
Projected benefit
 obligation                        8,941     7,680        1,593        1,329

Funded status                     (1,816)   (1,630)      (1,556)      (1,290)
Unrecognized actuarial losses      2,055     1,749          541          336
Unrecognized prior
 service cost                         46       133          (56)         (12)
Unrecognized net
 transition asset                      3         -            -            -

Total recognized in the
 consolidated
 balance sheet                      $288       252      $(1,071)        (966)

Book accruals                    $(1,109)     (862)     $(1,071)        (966)
Prepaid benefits                   1,001     1,021            -            -
Intangible assets                     50        29            -            -
Accumulated comprehensive
 income                              346        64            -            -

Total recognized
 in the consolidated
 balance sheet                      $288       252      $(1,071)        (966)

The accumulated benefit obligation for all U.S. and international defined benefit retirement plans was $7,488 million and $6,475 million at January 2, 2005 and December 28, 2003, respectively.

A minimum pension liability adjustment is required when the actuarial present value of the accumulated benefits obligation (ABO) exceeds the fair value of plan assets and accrued pension liabilities. The minimum pension liabilities (intangible assets and accumulated comprehensive income) in 2004 and 2003 of $396 million and $93 million, respectively, relate primarily to plans outside of the U.S. The increase in the minimum liability included in comprehensive income was $282 million and $31 million in 2004 and 2003,respectively.

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

                                            Retirement Plans
(Dollars in Millions)                   2004            2003
Accumulated benefit obligation        $(2,703)         (1,328)
Projected benefit obligation           (3,327)         (1,729)
Plan assets at fair value               1,727             591

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted that introduces a prescription drug benefit under Medicare as well as a subsidy to sponsors of retiree health care benefit plans. The Company's prescription plan is "actuarially equivalent" to the Medicare Part D Coverage due to the fact that at all levels of annual claim amounts, the Plan provides a greater reimbursement than the Medicare benefit. There is no change in estimated participation rates or per capita claims costs as a result of the Act. The Company has recognized the effect of the subsidy on a prospective basis from June 28, 2004. The recognition reduces before-tax and after-tax expense by $10 million and the APBO by $131 million.

14 Marketable Securities

                                             January 2, 2005
                                                      Unreal-
                                             Amort-    ized          Est
                                             ized      Gains/       Fair
                                             Cost     (Losses)      Value
Current Investments
Government securities
 and obligations                            $ 4,213     (1)          4,212
Corporate debt securities                     2,798     (1)          2,797
Money market funds                            2,153      -           2,153
Time deposits                                 1,325      -           1,325
Collateralized mortgage obligations
 and asset backed securities                    397      -             397
Bank notes                                       20      -              20

Total current marketable securities         $10,906     (2)         10,904

Non-Current Investments
Marketable securities                       $    46      -              46

                                             December 28, 2003
                                                          Unreal-
                                             Amort-         ized      Est
                                             ized           Gains/   Fair
                                             Cost         (Losses)   Value
Current Investments
Government securities
 and obligations                             $2,844          1       2,845
Corporate debt securities                     2,565          -       2,565
Money market funds                            1,559          -       1,559
Time deposits                                   663          -         663
Collateralized mortgage obligations
 and asset backed securities                      -          -           -
Bank notes                                       22          -          22

Total current marketable securities          $7,653          1       7,654

Non-Current Investments
Marketable securities                        $   84          -          84

Current marketable securities include $7.2 billion and $3.5 billion that are classified as cash equivalents on the balance sheet at January 2, 2005 and December 28, 2003, respectively.

15 Financial Instruments

The Company follows the provisions of SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

As of January 2, 2005, the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $150 million after-tax. For additional information, see Note 12. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Transactions with third parties will cause the amount in accumulated other comprehensive income to affect net earnings. The maximum length of time over which the Company is hedging is 18 months.

For the year ended January 2, 2005, the net impact of the hedges' ineffectiveness to the Company's financial statements was insignificant. The Company has recorded a net loss of $2 million in other (income) expense, representing the impact of discontinuance of cash flow hedges because it is probable that the originally forecasted transactions will not occur by the end of the originally specified time period.

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

In the U.S. salaried plan, one-third of the Company match was paid in Company stock under an employee stock ownership plan (ESOP) unless the employee chose to redirect his or her investment. In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareholders' equity. The remaining shares held by the ESOP trust are expected to be allocated to participant accounts by the end of February, 2005.

Total Company contributions to the plans were $143 million in 2004, $128 million in 2003 and $111 million in 2002.

17 Mergers, Acquisitions and Divestitures

On December 15, 2004, Johnson & Johnson announced the signing of a definitive agreement to acquire Guidant Corporation (Guidant), a world leader in the treatment of cardiac and vascular disease, for $25.4 billion in fully diluted equity value.

The Board of Directors of Johnson & Johnson and Guidant have given their respective approvals to the transaction, which is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, the European Union merger control regulation, and other customary closing conditions. The acquisition could result in the divestiture of certain assets and operations, if required by regulatory agencies. The agreement requires the approval of Guidant's shareholders. Subject to the aforementioned approvals, the acquisition is expected to close in the third quarter of 2005.

Under the terms of the agreement, upon the close of the transaction each share of Guidant common stock would be exchanged for $30.40 in cash and $45.60 in Johnson & Johnson common stock, provided the average Johnson & Johnson common stock price is between $55.45 and $67.09 during the 15-day trading period ending three days prior to the transaction closing. Each Guidant common share exchanged would be converted into Johnson & Johnson common stock of not more than .8224 and not less than .6797 shares, plus $30.40 in cash. Based on Guidant's approximately 319 million common shares outstanding as of the close of business on December 15, 2004, this would result in the issuance of not more than approximately 262 million and not less than 217 million shares of Johnson & Johnson common stock. Guidant's approximately 35 million option shares outstanding as of the close of business on December 15, 2004 would be converted into options to acquire Johnson & Johnson common stock on the same terms and conditions as were applicable under Guidant's option plan. The option shares would convert to Johnson & Johnson common stock utilizing a floating exchange ratio, the Exchange Ratio and the Cash Portion Option Exchange Multiple as defined in the Agreement and Plan of Merger dated as of December 15, 2004.

Certain businesses were acquired for $455 million in cash and $15 million of liabilities assumed during 2004. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

In addition, per the terms of the 2003 acquisition agreement with the Link Spine Group, Inc., $125 million in cash was paid to the owners of the Link Spine Group, Inc. in 2004 based on the date the U.S. Food and Drug Administration
(FDA) approved the CHARITE Artificial Disc. Thus, the 2004 total cash expenditures related to acquisition were $580 million.

The 2004 acquisitions included: Merck's 50% interest in the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. European non-prescription pharmaceutical joint venture including all of the infrastructure and brand assets managed by the European joint venture; Egea Biosciences, Inc. through the exercise of the option to acquire the remaining outstanding stock not owned by Johnson & Johnson, which has developed a proprietary technology platform called Gene Writer, that allows for the rapid and highly accurate synthesis of DNA sequences, gene assembly, and construction of large synthetic gene libraries; Artemis Medical, Inc., a privately held company with ultrasound and x-ray visible biopsy site breast markers as well as hybrid markers; U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc.; Biapharm SAS, a privately held French producer and marketer of skin care products centered around the leading brand BIAFINE; the assets of Micomed, a privately owned manufacturer of spinal implants primarily focused on supplying the German market; and the acquisition of the AMBI skin care brand for women of color.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $425 million and has been allocated to identifiable intangibles and goodwill. The $125 million related to the U.S. FDA approval of the CHARITE Artificial Disc was recorded as additional goodwill associated with the 2003 Link Spine Group, Inc. acquisition. Thus total additions to intangibles and goodwill in 2004 were $550 million. Approximately $18 million has been identified as the value of in-process research and development (IPR&D) associated with the Scott Lab acquisition. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 25%.

Certain businesses were acquired for $2.8 billion in cash and $323 million of liabilities assumed during 2003. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

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

The IPR&D charge related to the Link Spine Group, Inc. acquisition was $170 million and is associated with the CHARITE Artificial Disc. The CHARITE Artificial Disc is marketed in more than 30 countries outside the U.S, and a Premarket Approval Application was filed with U.S. Food and Drug Administration on February 17, 2004. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 95% was used to reflect inherent clinical and regulatory risk. The discount rate was 19%. The purchase price for the Link Spine Group, Inc. acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of assets and liabilities acquired was approximately $84 million and was allocated to goodwill. Substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

The IPR&D charge related to Scios Inc. was $730 million and is largely associated with its p-38 kinase inhibitor program. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using a 16% probability of success factor and a 9% discount rate. The purchase price for the Scios Inc. acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Identifiable intangible assets included patents and trademarks valued at approximately $1.5 billion. The excess of the purchase price over the fair values of assets and liabilities acquired was approximately $440 million and was allocated to goodwill. Substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

The remaining IPR&D was associated with Orquest, Inc., and 3-Dimensional Pharmaceuticals, Inc., with charges of $11 million and $7 million, respectively. In both cases the value of the IPR&D was calculated with the assistance of a third party appraiser.

Certain businesses were acquired for $478 million in cash and liabilities assumed of $72 million during 2002. These acquisitions were accounted for by the purchase method, and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

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

Supplemental pro forma information for 2004, 2003 and 2002 per SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, are not provided as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations, cash flows or financial position.

Divestitures in 2004, 2003 and 2002 did not have a material effect on the Company's results of operations, cash flows or financial position.

18 Legal Proceedings

Product Liability

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet under its self-insurance program and by third party product liability insurance.

One group of cases against the Company concerns the Janssen Pharmaceutica Inc. product PROPULSID (cisapride), which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, numerous lawsuits have been filed against Janssen, which is a wholly owned subsidiary of the Company, and the Company regarding PROPULSID, in state and federal courts across the country. There are approximately 423 such cases currently pending, including the claims of approximately 5,900 plaintiffs. In the active cases, 415 individuals are alleged to have died from the use of PROPULSID. These actions seek substantial compensatory and punitive damages and accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off-label use and of over promotion. In addition, Janssen and the Company have entered into agreements (tolling agreements) with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf.

In September 2001, the first ten plaintiffs in the Rankin case, which comprises the claims of 155 PROPULSID plaintiffs, went to trial in state court in Claiborne County, Mississippi. The jury returned compensatory damage verdicts for each plaintiff in the amount of $10 million, for a total of $100 million. The trial judge thereafter dismissed the claims of punitive damages. On March 4, 2002, the trial judge reduced these verdicts to a total of $48 million, and denied the motions of Janssen and the Company for a new trial. On May 13, 2004, the Supreme Court of Mississippi reversed the verdicts against Janssen and the Company, and remanded the case to the trial court. The Supreme Court found the joint trial of multiple plaintiffs' cases against Janssen was prejudicial and directed the trial court to return the cases of the individual plaintiffs for separate trials to their home counties. A motion for rehearing was denied on August 5, 2004.

In April 2002, a state court judge in New Jersey denied plaintiffs' motion to certify a national class of PROPULSID users for purposes of medical monitoring and refund of the costs of purchasing PROPULSID. An effort to appeal that ruling has been denied. In June 2002, the federal judge presiding over the PROPULSID Multi-District Litigation in New Orleans, Louisiana similarly denied plaintiffs' motion there to certify a national class of PROPULSID users. Plaintiffs in the Multi-District Litigation have said they are preserving their right to appeal that ruling, and other complaints filed against Janssen and the Company include class action allegations, which could be the basis for future attempts to have classes certified.

On February 5, 2004, Janssen announced that it had reached an agreement in principle with the Plaintiffs Steering Committee (PSC), of the PROPULSID Federal Multi-District Litigation (MDL), to resolve federal lawsuits related to PROPULSID. There are approximately 4,000 individuals included in the Federal MDL of whom approximately 300 are alleged to have died from use of the drug. The agreement becomes effective once 85 percent of the death claims, and 75 percent of the remainder, agree to the terms of the settlement. In addition, 12,000 individuals who have not filed lawsuits, but whose claims are the subject of tolling agreements suspending the running of the statutes of limitations against those claims, must also agree to participate in the settlement before it will become effective. Those agreeing to participate in the settlement will submit medical records to an independent panel of physicians who will determine whether the claimed injuries were caused by PROPULSID and otherwise meet the standards for compensation. If those standards are met, a court-appointed special master will determine compensatory damages. If the agreement becomes effective, Janssen will pay as compensation a minimum of $69.5 million and a maximum of $90 million, depending upon the number of plaintiffs who enroll in the program. Janssen will also establish an administrative fund not to exceed $15 million, and will pay legal fees to the PSC up to $22.5 million, subject to court approval.

With respect to all the various PROPULSID actions against them, Janssen and the Company dispute the claims in those lawsuits and are vigorously defending against them except where, in their judgment, settlement is appropriate. Janssen and the Company believe they have adequate self-insurance accruals and third party product liability insurance with respect to these cases. In communications to the Company, the excess insurance carriers have raised certain defenses to their liability under the policies and to date have declined to reimburse Janssen and the Company for PROPULSID-related costs despite demand for payment. However, in the opinion of the Company, those defenses are pro forma and lack substance and the carriers will honor their obligations under the policies either voluntarily or after litigation. In March 2004, the Company commenced arbitration against Allianz Underwriters Insurance Company, which issued the first layer of applicable excess insurance coverage, to obtain reimbursement of PROPULSID-related costs. The arbitration is currently scheduled to begin mid-May 2005 and last several weeks.

The Company's Ethicon, Inc. subsidiary has over the last several years had a number of claims and lawsuits filed against it relating to VICRYL sutures. The actions allege that the sterility of VICRYL sutures was compromised by inadequacies in Ethicon's systems and controls, causing patients who were exposed to these sutures to incur infections which would not otherwise have occurred. Ethicon on several occasions recalled batches of VICRYL sutures in light of questions raised about sterility but does not believe any contamination of suture products in fact occurred. In November 2003, a trial judge in West Virginia certified for class treatment all West Virginia residents who had VICRYL sutures implanted during Class I or II surgeries from May 1, 1994 to December 31, 1997. The certification is subject to later challenge following the conclusion of discovery. A previous trial date has been adjourned and not reset. Ethicon has been and intends to continue vigorously defending against the claims.

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

In March and May 2002, the district judge issued post trial rulings that confirmed the validity and enforceability of the main Cordis stent patent claims but found certain other Cordis patents unenforceable. Further, the district judge granted Boston Scientific a new trial on liability and damages and vacated the verdict against Medtronic AVE on legal grounds. On August 12, 2003, the Court of Appeals for the Federal Circuit found the trial judge erred in vacating the verdict against Medtronic AVE and remanded the case to the trial judge for further proceedings. The trial judge has scheduled a trial in March 2005 against Boston Scientific and Medtronic AVE in connection with Cordis' efforts to obtain reinstatement of the original verdicts.

In January 2003, Cordis filed an additional patent infringement action against Boston Scientific in Delaware Federal Court accusing its Express2 and TAXUS stents of infringing one of the Cordis patents involved in the earlier actions against Boston Scientific and Medtronic AVE. In February 2003, Cordis moved in that action for a preliminary injunction seeking to bar the introduction of the TAXUS stent based on that patent. On November 21, 2003, the district judge denied that request for a preliminary injunction and that decision was affirmed by the Court of Appeals for the Federal Circuit in May 2004. Trial of the case is scheduled for June 2005. Cordis also has pending in Delaware Federal Court another action against Medtronic AVE accusing Medtronic AVE of infringement by sale of stent products introduced by Medtronic AVE subsequent to its GFX and MicroStent products, the subject of the earlier action referenced above.

In early June 2003, an arbitration panel in Chicago, in a preliminary ruling, found in favor of Cordis in its arbitration against

ACS/Guidant involving infringement by ACS/Guidant of a Cordis stent patent. On August 19, 2003, the panel confirmed that ruling, rejecting the challenge of ACS/Guidant. Under the terms of an earlier agreement between Cordis and ACS/Guidant, the arbitration panel's ruling obligated ACS/Guidant to make a payment of $425 million to Cordis which was made in the fiscal fourth quarter of 2003. As a result of resolving this matter, in the fiscal fourth quarter, $230 million was recorded in other income and expense (approximately $142 million after tax) relating to past periods. The balance of the award, $195 million (approximately $120 million after tax), will be recognized in income in future periods over the estimated remaining life of the intellectual property, commencing in the first fiscal quarter of 2004. No additional royalties for ACS/Guidant's continued use of the technology and no injunction are involved.

Patent Litigation Against Various Johnson & Johnson Operating Companies

The products of various Johnson & Johnson operating companies are the subject of various patent lawsuits, which could potentially affect the ability of those operating companies to sell those products, or require the payment of past damages and future royalties. The following chart summarizes various patent lawsuits concerning important products of Johnson & Johnson operating companies. With respect to all of these matters, the Johnson & Johnson operating company involved is vigorously defending against the claims of infringement and disputing where appropriate the validity and enforceability of the patent claims asserted against it.

            J&J                     Plaintiff/
            Oper                     Patent                     Trial      Date
Product   Company     Patents        Holder           Court      Date      Filed
Stents    Cordis     Jang        Boston             D.Del.     6/13/05     3/03
                                 Scientific
                                 Corporation

Drug      Cordis     Ding        Boston             D.Del.     6/13/05     4/03
Eluting                          Scientific
Stents                           Corporation

Drug      Cordis     Kunz        Boston             D.Del.     10/17/05   12/03
Eluting              Grainger    Scientific
Stents                           Corporation

Stents    Cordis     Rockey      Arlaine and        S.D.Fla.      TBD      7/02
                                 Gena Rockey Inc.

Stents    Cordis     Boneau      Medtronic          D.Del.        TBD      4/02
                                 Inc.

Two-      Cordis     Kastenho-   Boston             N.D.Cal.      TBD      2/02
layer                fer         Scientific
Cathet-              Forman      Corporation
ers

Remi-     Centocor   Cerami      Rockefeller        E.D.Tex.     2/06      4/04
cade                             University
                                 and Chiron
                                 Corporation

Two-      Cordis     Kastenho-   Boston             Belgium      4/05     12/03
layer                fer         Scientific
Cathet-                          Corporation
ers                              (Schneider)

Stents    Cordis     Israel      Medinol            Multiple     1st       5/03
                                                    E.U.         trial
                                                    Juris-       Nether-
                                                    dictions     lands
                                                                 1/05

Contact   Vision     Nicolson    CIBA               M.D. Fla.    2/06      9/03
Lenses    Care                   Vision

Litigation Against Filers of Abbreviated New Drug Applications (ANDAs)

The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, the firms involved will then introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company's subsidiary.

Brand Name      Patent/NDA    Generic     Court  Trial     Date
Product         Holder        Challenger         Date     Filed
Aciphex         Eisai         Teva        SDNY     TBD    11/03
20 mg delay     (for          Dr.         SDNY     TBD    11/03
release         Janssen)      Reddy's     SDNY     TBD    01/04
tablet                        Mylan

Ditropan XL     Ortho-        Mylan       DWV    2/14/05  05/03
5, 10, 15 mg    McNeil,       Impax       NDCal    TBD    09/03
controlled      ALZA
release
tablet

Duragesic       Janssen,      Mylan       D Vt   8/25/03  01/02
25, 50, 75,     ALZA
100
micrograms/hr
patch

Levaquin        Daiichi,      Mylan       DWV    5/24/04  02/02
Tablets         JJPRD
250, 500, 750   Ortho-McNeil  Teva        DNJ      TBD    06/02
mg tablets

Levaquin
Injectable      Daiichi,      Bedford/    DNJ      TBD    03/03
Single use      JJPRD         Ben
vials and 5     Ortho-        Venue
ml/mg,          McNeil        Sicor       DNJ      TBD    12/03
premix                        (Teva)

Levaquin        Daiichi,      American    DNJ      TBD    12/03
Injectable      JJPRD,        Pharmac-
Single use      Ortho-        eutical
vials           McNeil        Partners

Quixin          Daiichi,      Hi-Tech     DNJ      TBD    12/03
Ophthalmic      Ortho-        Pharmacal
Solution        McNeil
(Levo-
floxacin)
Ophthalmic
solution

Ortho Tri-      Ortho-        Barr        DNJ      TBD    10/03
cyclen LO       McNeil
0.18 mg/0.025
mg, 0.215
mg/0.025 mg
and 0.25
mg/0.025 mg

Risperdal       Janssen       Mylan       DNJ      TBD    12/03
Tablets                       Dr.         DNJ      TBD    12/03
..25, 0.5, 1,                  Reddy's
2, 3, 4 mg
tablets

Sporanox        Janssen       Eon Labs    EDNY   5/17/04  04/01
100 mg
capsule

Topamax         Ortho-        Mylan       DNJ      TBD    04/04
25, 100, 200    McNeil
mg tablet

Ultracet        Ortho-        Kali(Par)   DNJ      TBD    11/02
37.5 tram/      McNeil        Teva        DNJ      TBD    02/04
325 apap                      Caraco      ED       TBD    09/04
tablet                                    Mich

PEPCID          McNeil-       Perrigo     SDNY     TBD    02/05
Complete        PPC, Inc.

In the DURAGESIC (fentanyl transdermal system) matter referenced above, the district court in March 2004 found ALZA's patent valid, enforceable and infringed by Mylan's generic. That decision was affirmed by the Court of Appeals for the Federal Court. In June 2004, FDA ruled that Mylan's ANDA would be subject to ALZA's period of pediatric exclusivity ending in January 2005. In late June, Mylan filed actions against FDA seeking to require the agency to grant it approval to market on July 24, 2004, the day after the DURAGESIC patent expired. On August 17, 2004, the district court ruled against Mylan and in favor of FDA's recognition of pediatric exclusivity for DURAGESIC, which decision was affirmed by the Court of Appeals for the District of Columbia Circuit.

In the action against Mylan involving LEVAQUIN, the trial judge on December 23, 2004, found the patent at issue valid, enforceable and infringed by Mylan's contemplated ANDA product and issued an injunction precluding sale of the product until patent expiration in late 2010. Mylan has appealed to the Court of Appeals for the Federal Circuit.

In the action against Eon Labs involving SPORANOX (itraconazole), the district court ruled on July 28, 2004 that Janssen's patent was valid but not infringed by Eon's generic. Janssen has appealed this ruling to the Court of Appeals for the Federal Circuit. Eon launched its generic version of SPORANOX on February 9, 2005.

In the action against Kali involving ULTRACET (tramadol hydrochloride/ acetaminophen), Kali has moved for summary judgment on the issues of infringement and invalidity. The briefing on that motion was completed in October 2004 and a decision is expected anytime. With respect to claims other than that at issue in the litigation against Kali, Ortho-McNeil has filed a reissue application in the U.S. Patent and Trademark Office seeking to narrow the scope of the claims.

In the action against Mylan involving DITROPAN XL (oxybutynin chloride), Mylan moved for summary judgment on July 14, 2004 on the issues of non-infringement and invalidity. That motion was denied in December 2004.

In the action against Mylan relating to TOPAMAX (topiramate), Mylan on October 8, 2004 filed a motion for summary judgment of non-infringement of Ortho-McNeil's patent. A decision is expected after February 1, 2005.

With respect to all of the above matters, the Johnson & Johnson operating company involved is vigorously defending the validity and enforceability and asserting the infringement of its own or its licensor's patents.

Average Wholesale Price (AWP) Litigation

Johnson & Johnson and its pharmaceutical operating companies, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price for the drugs at issue. Most of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in federal court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP. In the MDL proceeding in Boston, plaintiffs have moved for class certification of all or some portion of their claims. A decision is expected on that motion in the second or third quarter of 2005.

Ethicon Endo-Surgery, Inc., a Johnson & Johnson operating company which markets endoscopic surgical instruments, and the Company, are named defendants in a North Carolina state court class action lawsuit alleging AWP inflation and improper marketing activities against TAP Pharmaceuticals. Ethicon Endo-Surgery, Inc. is a defendant based on claims that several of its former sales representatives are alleged to have been involved in arbitrage of a TAP drug. The allegation is that these sales representatives persuaded certain physicians in states where the drug's price was low to purchase from TAP excess quantities of the drug and then resell it in states where its price was higher. Ethicon Endo-Surgery, Inc. and the Company deny any liability for the claims made against them in this case and are vigorously defending against it. On April 24, 2003, the trial judge certified a national class of purchasers of the TAP product at issue. On July 6, 2004, that class was decertified by the North Carolina Court of Appeals and the matter remanded to the trial court for additional consideration. On January 5, 2005, the trial judge certified a North Carolina State class of purchases of the TAP product in question. No trial date has been set in this matter.

Other

The New York State Attorney General's office and the Federal Trade Commission issued subpoenas in January and February 2003 seeking documents relating to the marketing of sutures and endoscopic instruments by the Company's Ethicon, Inc. and Ethicon Endo-Surgery, Inc. subsidiaries. The Connecticut Attorney General's office also issued a subpoena for the same documents. These subpoenas focus on the bundling of sutures and endoscopic instruments in contracts offered to Group Purchasing Organizations and individual hospitals in which discounts are predicated on the hospital achieving specified market share targets for both categories of products. The operating companies involved have responded to the subpoenas.

On June 26, 2003, the Company received a request for records and information from the U.S. House of Representatives' Committee on Energy and Commerce in connection with its investigation into pharmaceutical reimbursements and rebates under Medicaid. The Committee's request focuses on the drug REMICADE (infliximab), marketed by the Company's Centocor, Inc. subsidiary. On July 2, 2003, Centocor received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney's Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Both the Company and Centocor have responded to these requests for documents and information.

On August 1, 2003, the Securities and Exchange Commission (SEC) advised the Company of its informal investigation under the Foreign Corrupt Practices Act of allegations of payments to Polish governmental officials by U.S. pharmaceutical companies. On November 21, 2003, the SEC advised the Company that the investigation had become formal and issued a subpoena for the information previously requested in an informal fashion, plus other background documents. The Company and its operating units in Poland have responded to these requests.

On December 8, 2003, the Company's Ortho-McNeil Pharmaceutical unit received a subpoena from the United States Attorney's office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX (topiramate). Ortho-McNeil is cooperating in responding to the subpoena. In October 2004, the U.S. Attorney's Office in Boston asked attorneys for Ortho-McNeil Pharmaceutical to cooperate in facilitating the subpoenaed testimony of several present and former Ortho-McNeil witnesses before a grand jury in Boston, for which cooperation is being provided.

On January 20, 2004, the Company's Janssen unit received a subpoena from the Office of the Inspector General of the United States Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. Janssen is cooperating in responding to the subpoena.

In April 2004, the Company's pharmaceutical units were requested to submit information to the Senate Finance Committee on their use of the "nominal pricing exception" in calculating Best Price under the Medicaid Rebate Program. This request was sent to manufacturers for the top twenty drugs reimbursed under the Medicaid Program. The Company's pharmaceutical units have responded to the request.

On July 27, 2004, the Company received a letter request from the New York State Attorney General's Office for documents pertaining to marketing, off-label sales and clinical trials for TOPAMAX (topiramate), RISPERDAL (risperidone), PROCRIT (Epoetin alfa), REMINYL (galantamine HBr), REMICADE (infliximab) and ACIPHEX (rabeprazole sodium). The Company is responding to the request.

On August 9, 2004, Johnson & Johnson Health Care Systems, Inc., a Johnson & Johnson operating company, received a subpoena from the Dallas, Texas U. S. Attorney's Office seeking documents relating to the relationships between the group purchasing organization Novation and HCS and other Johnson & Johnson operating companies. The Company's operating entities involved are responding to the subpoena.

On September 30, 2004, Ortho Biotech Inc. received a subpoena from the U.S. Office of Inspector General's Denver, Colorado field office seeking documents directed to sales and marketing of PROCRIT (Epoetin alfa) from 1997 to the present. Ortho Biotech is responding to the subpoena.

In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the United States, who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Company is expected to file its response to plaintiffs' class certification motion in the first half of 2005. A decision by the district court is not expected before late 2005. The Company disputes the allegations in the lawsuit and is vigorously defending against them.

After a remand from the Federal Circuit Court of Appeals in January 2003, a partial retrial was commenced in October and concluded in November 2003 in Boston, Massachusetts in the action Amgen v. Transkaryotic Therapies, Inc. (TKT) and Aventis Pharmaceutical, Inc. The matter is a patent infringement action brought by Amgen against TKT, the developer of a gene-activated EPO product, and Aventis, which holds marketing rights to the TKT product, asserting that TKT's product infringes various Amgen patent claims. TKT and Aventis dispute infringement and are seeking to invalidate the Amgen patents asserted against them. On October 15, 2004, the district court issued rulings that upheld its initial findings in 2001, that Amgen's patent claims were valid and infringed. Further proceedings and an appeal will follow. The Amgen patents at issue in the case are exclusively licensed to Ortho Biotech Inc., a Johnson & Johnson operating company, in the U.S. for non-dialysis indications. Ortho Biotech Inc. is not a party to the action. On October 21, 2004, in a companion action brought by TKT and Aventis against Amgen and Ortho Biotech's U.K. affiliate in the United Kingdom, the House of Lords, acting as the highest court in the U.K., invalidated the pertinent claims of Amgen's U.K. patent on EPO which expired in December 2004.

The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the opinion of management, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

19 Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended January 2, 2005, December 28, 2003 and December 29, 2002:

(Shares in Millions)            2004       2003      2002
Basic earnings per share    $    2.87        2.42      2.20
Average shares
 outstanding - basic          2,968.4     2,968.1   2,998.3
Potential shares
 exercisable under
 stock option plans             186.5       166.6     188.3
Less: shares repurchased
 under treasury
 stock method                  (163.8)     (141.4)   (146.9)
Convertible debt shares          12.4        14.8      14.4
Adjusted average shares
 outstanding - diluted        3,003.5     3,008.1   3,054.1
Diluted earnings
 per share                  $    2.84        2.40      2.16

The diluted earnings per share calculation includes the dilution effect of convertible debt: a decrease in interest expense of $14 million, $15 million and $12 million after tax for years 2004, 2003 and 2002, respectively.

Diluted earnings per share excludes 42 million, 47 million and 1 million shares underlying stock options for 2004, 2003 and 2002, respectively, as the exercise price of these options was greater than their average market value, resulting in an anti-dilutive effect on diluted earnings per share.

20 Capital and Treasury Stock Changes in treasury stock were:

(Amounts in Millions Except           Treasury      Stock
Number of Shares in Thousands)         Shares       Amount
Balance at December 30, 2001            72,627     $  1,393
Employee compensation and stock
 option plans                          (22,720)      (1,295)
Conversion of subordinated
 debentures                             (5,742)        (353)
Repurchase of common stock             107,382        6,382
Balance at December 29, 2002           151,547        6,127
Employee compensation and stock
 option plans                          (21,729)      (1,160)
Conversion of subordinated
 debentures                                (83)          (4)
Repurchase of common stock              22,134        1,183

Balance at December 28, 2003           151,869        6,146
Employee compensation and stock
 option plans                          (25,340)      (1,403)
Conversion of subordinated
 debentures                             (2,432)        (123)
Repurchase of common stock              24,722        1,384

Balance at January 2, 2005             148,819     $  6,004

Shares of common stock issued were 3,119,842,000 shares at the end of 2004, 2003 and 2002.

Cash dividends paid were $1.095 per share in 2004, compared with dividends of $0.925 per share in 2003 and $0.795 per share in 2002.

21 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 2004 and 2003 are summarized below:

                                       2004
(Dollars in Millions     First    Second   Third  Fourth
 Except Per Share Data)   Qtr      Qtr    Qtr(1)  Qtr(2)
Segment sales to
  customers
Consumer                $  2,047   2,000   2,024   2,262
Pharmaceutical             5,376   5,427   5,485   5,840
Med Devices &
 Diagnostics               4,136   4,057   4,044   4,650

Total sales             $ 11,559  11,484  11,553  12,752

Gross profit               8,192   8,322   8,366   9,046
Earnings before
 provision for
 taxes on income           3,504   3,435   3,274   2,625
Net earnings               2,493   2,458   2,341   1,217

Basic net earnings
 per share              $    .84     .83     .79     .41

Diluted net earnings
 per share              $    .83     .82     .78     .41

                                       2003
(Dollars in Millions     First    Second  Third   Fourth
 Except Per Share Data)  Qtr(3)   Qtr(4)   Qtr     Qtr(5)
Segment sales to
  customers
Consumer                $ 1,791    1,819   1,841   1,979
Pharmaceutical            4,666    4,884   4,835   5,134
Med Devices &
 Diagnostics              3,364    3,629   3,779   4,141

Total sales             $ 9,821   10,332  10,455  11,254

Gross profit              7,099    7,366   7,475   7,746
Earnings before
 provision for
 taxes on income          2,929    2,056   2,949   2,374
Net earnings              2,070    1,210   2,072   1,845

Basic net earnings
 per share              $   .70      .41     .70     .62

Diluted net earnings
 per share              $   .69      .40     .69     .62

(1) The third quarter of 2004 includes an after-tax charge of $12 million for In-Process Research and Development (IPR&D) costs.

(2) The fourth quarter of 2004 includes $789 million for taxes on the repatriation of unremitted foreign earnings associated with the American Jobs Creation Act of 2004.

(3) The first quarter of 2003 includes an after-tax charge of $15 million for IPR&D costs.

(4) The second quarter of 2003 includes an after-tax charge of $900 million for IPR&D costs.

(5) The fourth quarter of 2003 includes after-tax income of $142 million for an arbitration ruling on stent patents and the cost of the retirement enhancement program of $61 million.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2005. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of January 2, 2005, the Company's internal control over financial reporting was effective.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 2, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:

We have completed an integrated audit of Johnson & Johnson's fiscal 2004 consolidated financial statements and of its internal control over financial reporting as of January 2, 2005 and audits of its fiscal 2003 and fiscal 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and Subsidiaries (the "Company") at January 2, 2005 and December 28, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, "Management's Report on Internal Control over Financial Reporting," appearing on page 62 of the 2004 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of January 2, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "COSO", is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

By: /s/ PricewaterhouseCoopers LLP
    --------------------------------
New York, New York
February 28, 2005

Segments of Business(1) and Geographic Areas
Johnson & Johnson and Subsidiaries

                             Sales to Customers(2)
(Dollars in Millions)         2004     2003    2002
Consumer
 - United States             $ 4,224   3,968   3,605
   International               4,109   3,463   2,959

Total                          8,333   7,431   6,564

Pharmaceutical
 - United States              14,960  13,271  11,919
   International               7,168   6,246   5,232

Total                         22,128  19,517  17,151

Med Devices and Diag
 - United States               8,586   8,035   6,931
   International               8,301   6,879   5,652

Total                         16,887  14,914  12,583

Worldwide total              $47,348  41,862  36,298

                                   Operating Profit
(Dollars in Millions)           2004(5)  2003(6) 2002(7)
Consumer                        $ 1,514   1,393   1,229
Pharmaceutical                    7,608   5,896   5,787
Medical Devices
 and Diagnostics                  4,091   3,370   2,489

Segments total                   13,213  10,659   9,505
Expenses not allocated
 to segments(3)                    (375)   (351)   (214)
General corporate(4)

Worldwide total                 $12,838  10,308   9,291

                                   Identifiable Assets
(Dollars in Millions)            2004    2003    2002
Consumer                        $ 6,142   5,371   5,056
Pharmaceutical                   16,058  15,001  11,112
Medical Devices
 and Diagnostics                 15,805  16,082  15,052
Segments total                   38,005  36,454  31,220
Expenses not allocated
 to segments(3)
General corporate(4)             15,312  11,809   9,336

Worldwide total                 $53,317  48,263  40,556

                                  Additions to Property,
                                   Plant & Equipment
(Dollars in Millions)            2004     2003    2002
Consumer                        $  227     229     222
Pharmaceutical                   1,197   1,236   1,012
Medical Devices
 and Diagnostics                   630     639     713

Segments total                   2,054   2,104   1,947
General corporate                  121     158     152

Worldwide total                 $2,175   2,262   2,099

                                    Depreciation and
                                      Amortization
(Dollars in Millions)            2004     2003    2002
Consumer                        $  222     246     244
Pharmaceutical                   1,008     765     557
Medical Devices
 and Diagnostics                   769     761     776
Segments total                   1,999   1,772   1,577
General corporate                  125      97      85
Worldwide total                 $2,124   1,869   1,662

                                 Sales to Customers(2)
(Dollars in Millions)            2004     2003    2002
United States                   $27,770  25,274  22,455
Europe                           11,151   9,483   7,636
Western Hemisphere
 excluding U.S.                   2,589   2,236   2,018
Asia-Pacific, Africa              5,838   4,869   4,189

Segments total                   47,348  41,862  36,298
 Worldwide total                $47,348  41,862  36,298

                                  Long-Lived Assets(8)
(Dollars in Millions)           2004      2003    2002
United States                   $14,324  14,367  11,822
Europe                            6,142   5,193   4,613
Western Hemisphere
 excluding U.S.                     748     772     583
Asia-Pacific, Africa                620     605     555

Segments total                   21,834  20,937  17,573
General corporate                   444     448     383
Other non long-lived
 assets                          31,039  26,878  22,600

Worldwide total                 $53,317  48,263  40,556

(1) See Management's Discussion and Analysis, page 28 for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. Sales to our top three distributors accounted for 10.2%, 10.0% and 7.5% in 2004, 10.5%, 9.1% and 9.0% in 2003 and 10.3%, 9.8% and 9.2% in 2002.

(3) Amounts not allocated to segments include interest income/expense, minority interest and general corporate income and expense.

(4) General corporate includes cash and marketable securities.

(5) Includes $18 million of In-Process Research & Development (IPR&D) in the Medical Devices and Diagnostics segment.

(6) Includes $737 million of IPR&D in the Pharmaceutical segment and $181 million of IPR&D and $230 million of an arbitration ruling on stent patents in the Medical Devices and Diagnostics segment.

(7) Includes $150 million of IPR&D, $150 million and $85 million of costs related to an arbitration settlement on PROCRIT in the Pharmaceutical segment and $39 million of IPR&D in the Medical Devices and Diagnostics segment.

(8) Long-lived assets include property, plant and equipment, net for 2004, 2003 and 2002 of $10,436, $9,846 and $8,710, respectively, and intangible assets, net for 2004, 2003 and 2002 of $11,842, $11,539 and $9,246, respectively.

Summary of Operations and Statistical Data 1994-2004
Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures)

                                               2004      2003     2002     2001       2000     1999
Sales to customers
 - U.S.                                     $ 27,770    25,274   22,455   19,825     17,316   15,532
Sales to customers
 - International                              19,578    16,588   13,843   12,492     11,856   11,825

Total sales                                   47,348    41,862   36,298   32,317     29,172   27,357

Cost of products sold                         13,422    12,176   10,447    9,581      8,957    8,539
Selling, marketing
 and admin expenses                           15,860    14,131   12,216   11,260     10,495   10,065
Research expense                               5,203     4,684    3,957    3,591      3,105    2,768
Purchased in-process
 research and development                         18       918      189      105         66        -
Interest income                                 (195)     (177)    (256)    (456)      (429)    (266)
Interest expense, net of
 portion capitalized                             187       207      160      153        204      255
Other (income)
 expense, net                                     15      (385)     294      185        (94)     119

                                              34,510    31,554   27,007   24,419     22,304   21,480

Earnings before
 provision
 for taxes on income                          12,838    10,308    9,291    7,898      6,868    5,877
Provision for taxes
 on income                                     4,329     3,111    2,694    2,230      1,915    1,604

Net earnings                                   8,509     7,197    6,597    5,668      4,953    4,273

Percent of sales to
 customers                                      18.0      17.2     18.2     17.5       17.0     15.6
Diluted net earnings per
 share of common stock                          2.84      2.40     2.16     1.84       1.61     1.39
Percent return on
 average shareholders' equity                   29.0      29.0     28.1     25.4       26.5     27.0

Percent increase over
 previous year:
Sales to customers                              13.1      15.3     12.3     10.8        6.6     14.9
Diluted net earnings
 per share                                      18.3      11.1     17.4     14.3       15.8     36.3

Supplementary expense
 data:
Cost of materials and services(1)             21,053    18,568   16,540   15,333     14,113   13,922
Total employment
 costs                                        11,074    10,005    8,450    7,749      7,085    6,537
Depreciation and
 amortization                                  2,124     1,869    1,662    1,605      1,592    1,510
Maint and repairs(2)                             462       395      360      372        327      322
Total tax expense(3)                           5,393     4,078    3,497    2,995      2,619    2,271

Supplementary balance
 sheet data:
Property, plant and
 equipment, net                               10,436     9,846    8,710    7,719      7,409    7,155
Additions to property, plant and
 equipment                                     2,175     2,262    2,099    1,731      1,689    1,822
Total assets                                  53,317    48,263   40,556   38,488     34,245   31,064
Long-term debt                                 2,565     2,955    2,022    2,217      3,163    3,429
Operating cash flow                           11,131    10,595    8,176    8,864      6,903    5,920

Common stock information
Dividends paid per share                      $1.095      .925     .795      .70        .62      .55
Shareholders' equity
 per share                                    $10.71      9.05     7.65     7.95       6.77     5.70
Market price per
 share
 (year-end close)                             $63.42     50.62    53.11    59.86      52.53    46.63
Average shares
 outstanding (millions)
 - basic                                     2,968.4   2,968.1  2,998.3  3,033.8    2,993.5  2,978.2
 - diluted                                   3,003.5   3,008.1  3,054.1  3,099.3    3,099.2  3,100.4

Employees (thousands)                          109.9     110.6    108.3    101.8      100.9     99.8

                                                          1998     1997     1996     1995      1994
Sales to customers
 - U.S.                                                 $ 12,901   11,814   10,851    9,065    7,731
Sales to customers
 - International                                          10,910   10,708   10,536    9,472    7,723

Total sales                                               23,811   22,522   21,387   18,537   15,454

Cost of products sold                                      7,700    7,350    7,185    6,352    5,393
Selling, marketing
and admin expenses                                         8,525    8,185    7,848    6,950    5,901
Research expense                                           2,506    2,373    2,109    1,788    1,416
Purchased in-process
 research and development                                    298      108        -        -       37
Interest income                                             (302)    (263)    (196)    (151)     (85)
Interest expense,
 net of portion capitalized                                  186      179      176      184      182
Other (income) expense, net                                  565      248      122       70       (5)

                                                          19,478   18,180   17,244   15,193   12,839

Earnings before provision
 for taxes on income                                       4,333    4,342    4,143    3,344    2,615
Provision for taxes
 on income                                                 1,232    1,237    1,185      926      654

Net earnings                                               3,101    3,105    2,958    2,418    1,961

Percent of sales to
 customers                                                  13.0     13.8     13.8     13.0     12.7
Diluted net earnings per
 share of common stock                                      1.02     1.02      .98      .84      .69
Percent return on average
 shareholders' equity                                       22.2     24.6     27.2     27.6     28.4

Percent increase over previous year:
Sales to customers                                           5.7      5.3     15.4     19.9     11.4
Diluted net earnings
 per share                                                     -      4.1     16.7     21.7      9.5

Supplementary expense
 data:
Cost of materials
 and services(1)                                          11,779   11,702   11,341    9,984    8,104
Total employment
 costs                                                     5,908    5,586    5,447    4,849    4,401
Depreciation and
 amortization                                              1,335    1,117    1,047      886      754
Maint and repairs(2)                                         286      270      285      257      222
Total tax expense(3)                                       1,881    1,824    1,753    1,458    1,132

Supplementary balance sheet data:
Property, plant and
 equipment, net                                            6,767    6,204    6,025    5,544    5,230
Additions to property,
 plant and equipment                                       1,610    1,454    1,427    1,307      979
Total assets                                              28,966   23,615   22,248   19,355   17,027
Long-term debt                                             2,652    2,084    2,347    2,702    2,776
Operating cash flow                                        5,106    4,210    4,001    3,436    2,984

Common stock information
Dividends paid per share                                $    .49     .425     .368      .32     .283
Shareholders' equity
 per share                                              $   4.93     4.51     4.07     3.46     2.76
Market price per
 share
 (year-end close)                                       $  41.94    32.44    25.25    21.38    13.69
Average shares outstanding (millions)
 - basic                                                 2,973.6  2,951.9  2,938.0  2,820.1  2,796.9
 - diluted                                               3,082.7  3,073.0  3,046.2  2,890.0  2,843.2

Employees (thousands)                                       96.1     92.6     91.5     84.2     83.4

(1)   Net of interest and other income.

(2)   Also included in cost of materials and services category.

(3)   Includes taxes on income, payroll, property and other business taxes.


                                       65