Form 10-K, Exhibit 13
period 2006-01-01
JOHNSON & JOHNSON
filed 2006-03-14
CIK 200406

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ORGANIZATION AND BUSINESS SEGMENTS
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
The Company and its subsidiaries have approximately 115,600 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus has been on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical, and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby and child care, skin care, oral and wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-fungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology areas. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal care products; Ethicon's wound care and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring products; Ortho-Clinical Diagnostics' professional diagnostic products and Vision Care's disposable contact lenses.
     The Company's structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.
     In all of its product lines, the Company competes with companies both large and small, located throughout the world. Competition is strong in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and improved products is important to the Company's success in all areas of its business. This also includes protecting the Company's portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and multiple sales forces. In addition, the development and maintenance of customer acceptance of the Company's consumer products involves significant expenditures for advertising and promotion.

MANAGEMENT'S OBJECTIVES

The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services.
New products introduced within the past five years accounted for over 33% of 2005 sales. In 2005, $6.3 billion, or 12.5% of sales were invested in research and development, an increase of $1.1 billion over 2004. This significant increase reflects management's commitment to the importance of on-going development of new and differentiated products and services, and to sustain long term growth.
     With more than 230 operating companies located in 57 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.
     The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.
     Unifying the management team and the Company's dedicated employees in achieving these objectives is the Johnson & Johnson Credo. The Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED SALES
In 2005, worldwide sales increased 6.7% to $50.5 billion, compared to increases of 13.1% in 2004 and 15.3% in 2003. These sales increases consisted of the following:

Sales increase due to:  2005   2004  2003
-----------------------------------------
Volume                   5.4%   8.7   9.4
Price                    0.6    1.0   1.3
Currency                 0.7    3.4   4.6
Total                    6.7%  13.1  15.3

Sales by U.S. companies were $28.4 billion in 2005, $27.7 billion in 2004 and $25.3 billion in 2003. This represents an increase of 2.2% in 2005, 9.9% in 2004 and 12.6% in 2003. Sales by international companies were $22.1 billion in 2005, $19.6 billion in 2004 and $16.6 billion in 2003. This represents an increase of 13.1% in 2005, 18.0% in 2004 and 19.8% in 2003.


PAGE 28                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

     The five-year compound annual growth rates for worldwide, U.S. and international sales were 11.6%, 10.4% and 13.3%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 10.5%, 12.1% and 8.9%, respectively.




     All international geographic regions experienced sales growth during 2005, consisting of 9.3% in Europe, 19.2% in the Western Hemisphere (excluding the U.S.) and 17.6% in the Asia-Pacific, Africa regions. These sales gains include a positive impact of currency fluctuations between the U.S. dollar and foreign currencies in Europe of 0.5%, in the Western Hemisphere (excluding the U.S.) of 9.2% and in the Asia-Pacific, Africa region of 0.8%.
     In 2005, the Company did not have a customer that represented 10% of total revenues. In 2004, sales to Cardinal Distribution and McKesson HBOC accounted for 10.2% and 10.0% of total revenues. In 2003, sales to McKesson HBOC accounted for 10.5% of total revenues.
     2004 results benefited from the inclusion of a 53rd week. (See Note 1 for Annual Closing Date details.) The Company estimated that the fiscal fourth quarter growth rate in 2004 was enhanced by approximately 2% and the year by approximately 0.5%. The net earnings impact of the additional week in 2004 was negligible.




ANALYSIS OF SALES BY BUSINESS SEGMENTS
CONSUMER SEGMENT
Consumer segment sales in 2005 were $9.1 billion, an increase of 9.2%, over 2004 with operational growth accounting for 7.8% of the total growth and 1.4% due to positive currency fluctuations. U.S. Consumer segment sales were $4.4 billion, an increase of 4.3%. International sales were $4.7 billion, an increase of 14.2%, with 11.3% as a result of operations and 2.9% due to currency fluctuations over 2004.
     Consumer segment sales growth in 2005 was attributable to strong sales performance in the major franchises including Over-the-Counter (OTC) Pharmaceuticals and Nutritionals products, Skin Care, Women's Health and Baby & Kids Care. OTC franchise sales were $2.7 billion, an increase of 11.8% over 2004. Overall growth in this franchise primarily resulted from the rapid growth of SPLENDA(R) No Calorie Sweetener in the tabletop category and adult and pediatric analgesics. This sales growth was partially offset by the negative impact of retail restrictions implemented on products containing pseudoephedrine. This will continue to negatively impact the business until products containing pseudoephedrine are reformulated.
     The Skin Care franchise sales in 2005 were $2.4 billion, representing a 12.2% increase over 2004. This was attributable to sales growth in RoC(R), AVEENO(R), CLEAN & CLEAR(R) and NEUTROGENA(R) brand products. The Women's Health franchise grew by 6.7% to $1.6 billion in 2005, with strong contributions from the K-Y(R) and STAYFREE(R) product lines. The Baby & Kids Care franchise grew by 7.9% to $1.6 billion in 2005. Growth in this franchise was led by the success of the JOHNSON'S(R) SOFTWASH(R) and SOFTLOTION(TM) product lines and BabyCenter.com(R).

MAJOR CONSUMER FRANCHISE SALES:                                   % Change
(Millions of Dollars)                 2005   2004   2003   '05 vs.'04   '04 vs. '03
-----------------------------------  ------  -----  -----  -----------  ------------
OTC Pharmaceuticals & Nutritionals   $2,678  2,395  2,044        11.8%         17.2
Skin Care                             2,401  2,140  1,797        12.2          19.1
Women's Health                        1,568  1,470  1,369         6.7           7.4
Baby & Kids Care                      1,561  1,447  1,309         7.9          10.5
Other                                   888    881    912         0.8          (3.4)
                                     ------  -----  -----  -----------  ------------
Total                                $9,096  8,333  7,431         9.2%         12.1
                                     ======  =====  =====  ===========  ============


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION                                                                PAGE 29

     Consumer segment sales in 2004 were $8.3 billion, an increase of 12.1% over 2003, with operational growth accounting for 8.8% of the total growth, and 3.3% due to a positive currency impact. U.S. sales increased by 6.5% while international sales increased by 18.7%, with 11.5% due to operational gains and a positive currency impact of 7.2% over 2003. Consumer segment sales in 2003 were $7.4 billion, an increase of 13.2% over 2002, with 9.4% of the increase due to operational growth and 3.8% due to a positive currency impact. U.S. sales increased by 10.1% while international sales gains were 17.0%, with 8.6% due to operational gains and a positive currency impact of 8.4%.

PHARMACEUTICAL SEGMENT

Pharmaceutical segment sales in 2005 were $22.3 billion, an increase of 0.9% over 2004, with 0.4% of this change due to operational growth and the remaining 0.5% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales decreased 3.2% while international Pharmaceutical segment sales increased 9.4%, which included 7.8% of operational growth and 1.6% related to the positive impact of currency.
     Pharmaceutical segment sales in 2005 included a benefit from adjustments related to previously estimated performance based rebate allowances and managed care contracts. These adjustments were less than 1.0% of sales in both 2005 and 2004.
     Sales growth within the segment was led by strong performances from RISPERDAL(R) (risperidone), REMICADE(R) (infliximab), TOPAMAX(R) (topiramate) and LEVAQUIN(R) (levofloxacin). However, this growth was offset by generic competition related to DURAGESIC(R) (fentanyl transdermal system), ULTRACET(R) (tramadol hydrochloride/acetaminophen), SPORANOX(R) (itraconazole) and hormonal contraceptives.
     A key driver of growth for the segment in 2005 was the continued success of RISPERDAL(R) (risperidone), and RISPERDAL(R) CONSTA(R) (risperidone), a long acting injection medication that treats the symptoms of schizophrenia. These products achieved $3.6 billion in sales, an increase of 16.5% over the prior year. Ongoing country approvals for the use of RISPERDAL(R) for additional indications have been a key factor in product growth.
     PROCRIT(R) (Epoetin alfa) and EPREX(R) (Epoetin alfa) performance continued to be adversely affected by competition. Combined, these two products had sales of $3.3 billion in 2005, a decline of 7.4% as compared to 2004. Volume associated with share loss to competitive products was the primary driver of the decline.
     REMICADE(R) (infliximab), a biologic approved for the treatment of Crohn's disease, ankylosing spondylitis, and use in the treatment of rheumatoid and psoriatic arthritis experienced sales of $2.5 billion, with strong growth of 18.2% over the prior year. The U.S. FDA granted approval for REMICADE(R) to be used in the treatment of psoriatic arthritis, during the fiscal second quarter of 2005. REMICADE(R) received approval for the treatment of ulcerative colitis by the FDA in the fiscal third quarter of 2005 and by the European Commission in the fiscal first quarter of 2006. Additionally, the European Commission granted approval for use in the treatment of severe plaque psoriasis during the fiscal fourth quarter of 2005. These approvals contributed to strong growth of REMICADE(R) in 2005.
     Sales of TOPAMAX(R) (topiramate), which has been approved for adjunctive use in epilepsy, as well as for the prophylactic treatment of migraines, accounted for $1.7 billion in sales, achieving strong growth of 19.1% over the prior year. In June of 2005, TOPAMAX(R) was also approved by the FDA for use as an initial monotherapy in the treatment of epilepsy.
     DURAGESIC(R) (fentanyl transdermal system) sales declined to $1.6 billion in 2005, a 23.9% reduction over 2004, primarily driven by the negative impact of generic competition in the U.S. beginning in January 2005. Additionally, generic versions of DURAGESIC(R) have been launched in Europe. An authorized generic version of DURAGESIC(R), being marketed for the Company in the U.S., was launched in the fiscal first quarter of 2005.
     LEVAQUIN(R) (levofloxacin) and FLOXIN(R) (ofloxacin) achieved combined sales of $1.5 billion in 2005, representing growth of 15.2% over the prior year, benefiting from strong market growth. During the fiscal third quarter of 2005, LEVAQUIN(R) obtained FDA approval for short course treatment of acute bacterial sinusitis.
     The hormonal contraceptive franchise accounted for $1.1 billion in sales, declining by 11.1% over the prior year. Reduced sales of ORTHO TRI-CYCLEN(R) (norgestimate/ethinyl estradiol), resulting from generic competition, were partially offset by strong growth in ORTHO TRI-CYCLEN(R) LO (norgestimate/ethinyl estradiol), a low dose oral contraceptive. While there was an overall sales increase in 2005 as compared to 2004 in ORTHO EVRA(R) (norelgestromin/ethinyl estradiol), the first contraceptive patch approved by the FDA, labeling changes and negative media coverage concerning product safety are expected to impact sales in 2006.

MAJOR PHARMACEUTICAL PRODUCT REVENUES:                                                              % Change
(Millions of Dollars)                                               2005     2004    2003   '05 vs. '04   '04 vs. '03
----------------------------------------------------------------  -------  ------  ------  ------------  ------------
RISPERDAL(R) (risperidone)/RISPERDAL(R) CONSTA(R) (risperidone)   $ 3,552   3,050   2,512         16.5%         21.4
PROCRIT(R)/EPREX(R) (Epoetin alfa)                                  3,324   3,589   3,984         (7.4)         (9.9)
REMICADE(R) (infliximab)                                            2,535   2,145   1,729         18.2          24.1
TOPAMAX(R) (topiramate)                                             1,680   1,410   1,043         19.1          35.2
DURAGESIC(R) (fentanyl transdermal system)/Fentanyl Transdermal     1,585   2,083   1,631        (23.9)         27.7
LEVAQUIN(R)/FLOXIN(R) (levofloxacin/ofloxacin)                      1,492   1,296   1,149         15.2          12.8
ACIPHEX(R)/PARIET(R) (rabeprazole sodium)                           1,169   1,116     966          4.7          15.5
Hormonal Contraceptives                                             1,136   1,278   1,175        (11.1)          8.8
Other                                                               5,849   6,161   5,328         (5.1)         15.6
                                                                  -------  ------  ------  ------------  ------------
Total                                                             $22,322  22,128  19,517          0.9%         13.4
                                                                  =======  ======  ======  ============  ============


PAGE 30                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

     CONCERTA(R) (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder, achieved sales of $0.8 billion in 2005, representing an increase of 11.4% over 2004. At present, the FDA has not approved any generic version that is substitutable for CONCERTA(R). Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA(R) are pending and may be approved at any time. Recent negative publicity and FDA activities concerning attention deficit hyperactivity products may impact CONCERTA(R) sales in 2006.
     NATRECOR(R) (nesiritide), a product for the treatment of patients with acutely decompensated congestive heart failure who have dyspnea at rest or with minimal activity, has experienced a significant decline in demand due to recent negative media coverage regarding a meta analysis of selected historical clinical trials. The Company believes that there are no new data supporting the conclusions of these medical and consumer publications and the currently approved label for NATRECOR(R) reflects all available data to date. In response, the Company assembled an expert panel to review the available data and clinical development plans for the product and engaged in dialogue with the FDA. Both the panel and the FDA support the continued appropriate use of NATRECOR(R).
     NATRECOR(R), a Scios Inc. product, was purchased by the Company in 2003 and resulted in the recording of an intangible asset, which is being amortized over 15 years. The remaining unamortized intangible value associated with NATRECOR(R) was $1.1 billion at the end of the fiscal fourth quarter of 2005, and based on the current estimate of projected future cash flows, no adjustment to this intangible asset is required.
     Pharmaceutical segment sales in 2004 included the benefit from adjustments related to previously estimated performance-based rebate allowances in managed care contracts. These adjustments were made based on a review of actual performance levels as achieved by customers, compared to expected performance levels. These favorable adjustments amounted to less than one percentage point of the Pharmaceutical segment's operational growth in 2004. The vast majority of the impact of this adjustment was in the hormonal contraceptive franchise.
     Pharmaceutical segment sales in 2004 were $22.1 billion, an increase of 13.4% over 2003, with 10.7% of this change due to operational growth and the remaining 2.7% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales increased 12.7% while international Pharmaceutical segment sales increased 14.8%, which included 6.4% growth operationally and 8.4% related to the positive impact of currency. Pharmaceutical segment sales in 2003 were $19.5 billion, an increase of 13.8% over 2002, with 9.7% due to operational growth and 4.1% due to positive currency fluctuations. U.S. sales increased by 11.3% while international sales grew 19.4% over 2002. This included operational growth of 6.0% and a 13.4% positive impact from currency.

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

The Medical Devices and Diagnostics segment achieved sales of $19.1 billion in 2005, representing an increase over the prior year of 13.1%, with operational growth of 12.5% and a positive impact from currency of 0.6%. U.S. sales increased 10.6% while international sales increased 15.7%, with 14.5% from operations and 1.2% from currency.
     Strong sales growth in the Medical Devices and Diagnostics segment was achieved by multiple franchises.
     The Cordis franchise was a key contributor to the segment results with reported sales of $4.0 billion, an increase of 24.0% over the prior year. The primary growth driver of the Cordis franchise was the CYPHER(R) Sirolimus-eluting Stent in both U.S. and international markets, with excellent growth in Japan. Biosense Webster also contributed to the success of the Cordis franchise, with continued solid double-digit growth. During the fiscal fourth quarter of 2005, Biosense Webster received approval for the use of the CELSIUS(TM) RMT diagnostic ablation steerable tip catheter.
     In April and July of 2004, the Cordis Cardiology Division of Cordis Corporation received warning letters from the FDA regarding Good Manufacturing Practice regulations and Good Clinical Practice regulations. These observations followed post-approval site inspections completed in 2003 and early 2004, including sites involved in the production of the CYPHER(R) Sirolimus-eluting Stent. In response to the warning letters, Cordis has made improvements to its quality systems and anticipates follow-up site inspections in the fiscal first and second quarters of 2006.

MAJOR MEDICAL DEVICES AND DIAGNOSTICS FRANCHISE SALES:
                                                                % Change
                                --------------------------------------------------
(Millions of Dollars)            2005     2004    2003   '05 vs.'04   '04 vs. '03
------------------------------  -------  ------  ------  -----------  ------------
CORDIS(R)                       $ 3,982   3,213   2,707        24.0%         18.7
DEPUY(R)                          3,847   3,420   3,008        12.5          13.7
ETHICON(R)                        3,101   2,838   2,639         9.3           7.5
ETHICON ENDO-SURGERY(R)           3,096   2,849   2,587         8.7          10.1
LIFESCAN(R)                       1,909   1,701   1,426        12.3          19.3
Vision Care                       1,694   1,530   1,297        10.7          18.0
ORTHO-CLINICAL DIAGNOSTICS(R)     1,408   1,273   1,176        10.6           8.2
Other                                59      63      74        (6.3)        (14.9)
                                -------  ------  ------  -----------  ------------
Total                           $19,096  16,887  14,914        13.1%         13.2
                                =======  ======  ======  ===========  ============


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION                                                                PAGE 31

     The DePuy franchise reported $3.8 billion in sales, which represents 12.5% growth over the prior year. Double-digit growth in DePuy's orthopaedic joint reconstruction unit led the increase for this franchise. Strong sales growth was also achieved in DePuy's spine unit and Mitek sports medicine products.
     The Ethicon worldwide franchise achieved $3.1 billion of sales in 2005, representing 9.3% growth over the prior year. Contributing to the strong results was the continued growth of suture and mesh products, including VICRYL(R) (polyglactin 910) Plus, an anti-bacterial coated suture, MULTIPASS(R) Needles and PROCEED(R) tissue separating mesh.
     The Ethicon Endo-Surgery franchise reported $3.1 billion of sales in 2005, representing 8.7% growth over the prior year. This growth was mainly driven by endocutter sales that include products used in performing bariatric procedures for the treatment of obesity, an important focus area for the franchise. Double-digit sales increases in the Advanced Sterilization Products line were also a key contributor to the overall sales growth of the franchise.
     The LifeScan franchise reported $1.9 billion of sales in 2005, a growth rate of 12.3% over the prior year. The ONETOUCH(R) ULTRA(R) product line achieved strong growth in 2005.
     The Vision Care franchise achieved $1.7 billion of sales in 2005, which was a growth rate of 10.7% over the prior year, led by the continued success of ACUVUE(R) ADVANCE(TM) Brand Contact Lenses with HYDRACLEAR(TM) and 1-DAY ACUVUE(R). An additional contributor was ACUVUE(R) OASYS(TM) with HYDRACLEAR(TM), for tired and dry eyes, which was launched in the fiscal third quarter of 2005.
     The Ortho-Clinical Diagnostics franchise reported $1.4 billion of sales in 2005, representing 10.6% growth over the prior year. This growth was mainly driven by the continued market penetration of automated blood typing products, ongoing growth of the ECI product line and the success of the VITROS(R) 5, 1 FS Clinical Chemistry system.
     The Medical Devices and Diagnostics segment achieved sales of $16.9 billion in 2004, representing an increase over the prior year of 13.2%, with operational growth of 9.0% and a positive impact from currency of 4.2%. U.S. sales increased 6.9% while international sales increased 20.7%, with 11.4% from operations and 9.3% from currency. In 2003, the Medical Devices and Diagnostics segment achieved sales of $14.9 billion, representing an increase over the prior year of 18.5% with operational growth of 12.8% and a positive impact from currency of 5.7%. U.S. sales increased 15.9% while international sales increased 21.7%, with 9.0% from operations and 12.7% from currency.

ANALYSIS OF CONSOLIDATED EARNINGS BEFORE PROVISION FOR TAXES ON INCOME

Consolidated earnings before provision for taxes on income increased to $13.7 billion, or 6.4%, over the $12.8 billion earned in 2004. The increase in 2004 was 24.5% over the $10.3 billion in 2003. As a percent to sales, consolidated earnings before provision for taxes on income in 2005 was 27.0%, representing a decrease of 0.1% over the 27.1% in 2004. For 2004, the improvement was 2.5% over the 24.6% in 2003, and the decline in 2003 was 1.0% over 2002. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

COST OF PRODUCTS SOLD AND SELLING, MARKETING AND ADMINISTRATIVE EXPENSES: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

                             ------------------
% of Sales                   2005   2004   2003
---------------------------  -----  -----  ----
Cost of products sold        27.6%  28.4   29.1
Percent increase/(decrease)
  over the prior year        (0.8)  (0.7)   0.3
Selling, marketing and
  administrative expenses    33.4%  33.5   33.7
Percent increase/(decrease)
  over the prior year        (0.1)  (0.2)     -
                             -----

In 2005, there was a decrease in the percent to sales of cost of products sold. This was due to lower manufacturing costs primarily related to the CYPHER(R) Sirolimus-eluting Stent, as well as ongoing cost containment activity across the organization, partially offset by the negative impact of pharmaceutical product mix. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to cost containment initiatives in the Pharmaceutical segment partially offset by increases in investment spending in the Medical Devices and Diagnostics segment.
     In 2004, there was a decrease in the percent to sales of cost of products sold. This was due to favorable mix, as well as cost improvement initiatives. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to the Company's focus on managing expenses, partially offset by an increase in investment spending across a number of businesses focused on driving future growth. In 2003, there was no change in the percent to sales of selling, marketing and administrative expenses and an increase in the percent to sales of cost of products sold. This was due to the changes in the mix of products with varying cost structures, as well as the cost of the retirement enhancement program of $95 million expensed in the fiscal fourth quarter of 2003.

RESEARCH AND DEVELOPMENT: Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. Worldwide costs of research activities, excluding in process research and development charges, were as follows:

(Millions of Dollars)                   2005    2004   2003
                                       -------  -----  -----
Research expense                       $6,312   5,203  4,684
Percent increase over the
  prior year                             21.3%   11.1   18.4
Percent of sales                         12.5%   11.0   11.2

Research and development expense as a percent of sales for the Pharmaceutical segment was 19.9% for 2005, 16.4% for 2004 and 16.4% for 2003. Combined the Consumer and Medical Devices and Diagnostics segments averaged 6.6%, 6.2% and 6.7% in 2005, 2004 and 2003, respectively.


PAGE 32                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

     Research activities accelerated in the Pharmaceutical segment, increasing to $4.4 billion, or 22.3%, over 2004. The compound annual growth rate was approximately 16.4% for the five-year period since 2000.
     The increased investment in research and development in all segments demonstrates the Company's focus on knowledge based products, and reflects a significant number of projects in late stage development.

IN-PROCESS RESEARCH AND DEVELOPMENT: In 2005, the Company recorded in-process research and development (IPR&D) charges of $362 million before tax related to the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation, Peninsula Pharmaceuticals, Inc., and the international commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules, accounted for $50 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market, accounted for $51 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections, accounted for $252 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. The $9 million before tax IPR&D charge related to Scott Lab, Inc. referred to above was included in the operating profit of the Medical Devices and Diagnostics segment.
     In 2004, the Company recorded IPR&D charges of $18 million before tax as a result of the acquisition of U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. This charge was included in the operating profit of the Medical Devices and Diagnostics segment.
     In 2003, the Company recorded IPR&D charges of $918 million before tax related to the acquisitions of Scios Inc., Link Spine Group, Inc., certain assets of Orquest, Inc. and 3-Dimensional Pharmaceuticals, Inc. Scios Inc. is a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on autoimmune diseases. The acquisition of Scios Inc. accounted for $730 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. Link Spine Group, Inc. was acquired to provide the Company with exclusive worldwide rights to the CHARITE(TM) Artificial Disc for the treatment of spine disorders. The acquisition of Link Spine Group, Inc. accounted for $170 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. Orquest, Inc. is a biotechnology company focused on developing biologically-based implants for orthopaedic spine surgery. The acquisition of certain assets of Orquest, Inc. accounted for $11 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. 3-Dimensional Pharmaceuticals, Inc. is a company with a technology platform focused on the discovery and development of potential new drugs in early stage development for inflammation. The acquisition of 3-Dimensional Pharmaceuticals, Inc. accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment.

OTHER (INCOME) EXPENSE, NET: Other (income) expense includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, minority interests, litigation settlement (income) expense and royalty income. The change in net other (income) expense from 2004 to 2005 was an increase in income of $229 million.
     For 2005, the other income balance of $214 million included royalty income partially offset by several expense items, none of which were individually significant.
     For 2004, the other expense balance of $15 million included several expense items, none of which were individually significant, partially offset by royalty income.
     In 2003, other income of $385 million included a favorable ruling from a stent patent settlement of $230 million. This amount was received during the fourth quarter of 2003 and was included in the Medical Devices and Diagnostics segment operating profit. Also included in the Medical Devices and Diagnostics segment operating profit was the gain on the sale of various product lines that were no longer compatible with this segment's strategic goals. Other income for 2003 also included the recovery of a $40 million loan, previously written off, included in the Pharmaceutical segment operating profit.

OPERATING PROFIT BY SEGMENT
Operating profits by segment of business were as follows:

                                               Percent of
                                             Segment Sales
                        ------------------------------------
(Millions of Dollars)     2005     2004      2005     2004
----------------------  --------  -------  --------  -------
Consumer                $  1,667    1,514     18.3%     18.2
Pharmaceutical             6,610    7,608     29.6      34.4
Med Devices and Diag       5,418    4,091     28.4      24.2
                        --------  -------  --------  -------
Segments total            13,695   13,213     27.1      27.9
Less: Expenses not
  allocated to
  segments(1)                 39      375
                        --------  -------  --------  -------
Earnings before
  provision for taxes
  on income             $ 13,656   12,838     27.0%     27.1
                        ========  =======  ========  =======

(1) Amounts not allocated to segments include interest (income)/expense, minority interest, and general corporate (income)/expense.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION                                                                PAGE 33

CONSUMER SEGMENT: Consumer segment operating profit in 2005 increased 10.1% over the prior year. As a percent to sales, 2005 increased slightly to 18.3%, despite increases in investment spending in advertising and research and development. Consumer segment operating profit in 2004 increased 8.7% over the prior year. As a percent to sales, 2004 experienced a decrease of 0.5% from 2003, primarily due to additional investment in consumer promotions and advertising in the Over-the-Counter Pharmaceuticals and Nutritionals franchise.

PHARMACEUTICAL SEGMENT: In 2005, Pharmaceutical segment operating profit decreased 13.1%, and as a percent to sales declined 4.8% from 2004 to 29.6%. This change was primarily due to increased investment in research and development spending, as well as the impact of $302 million of IPR&D expenses in 2005. In 2004, Pharmaceutical segment operating profit increased 29.0% and reflected an operating profit as a percent to sales improvement of 4.2% over 2003 to 34.4%. This change was primarily due to the impact of $737 million of IPR&D expenses in 2003.

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT: In 2005, the Medical Devices and Diagnostics segment operating profit increased 32.4%, and as a percent to sales increased 4.2% from 2004 to 28.4%. This increase was driven by improved gross margins due to cost reduction programs and product mix, primarily related to the CYPHER(R) Sirolimus-eluting Stent. This was partially offset by an increased investment in research and development spending. In 2004, the Medical Devices and Diagnostics segment operating profit increased 21.4%. The increase over the prior year was achieved through improved gross margins, resulting from cost reduction programs and product mix, and the impact of $181 million of IPR&D expenses related to acquisitions in 2003.

INTEREST (INCOME) EXPENSE: Interest income in 2005 increased by $292 million due primarily to higher rates of interest, as well as a higher average cash balance. The cash balance, including current marketable securities, was $16.1 billion at the end of 2005 and averaged $14.3 billion, as compared to the $11.3 billion average cash balance in 2004.
     Interest expense in 2005 decreased as compared to 2004 due in part to a decrease in the average debt balance, from $3.5 billion in 2004 to $2.6 billion in 2005.
     Interest income in 2004 increased by $18 million due primarily to a higher cash balance. The cash and marketable securities combined balance at the end of 2004 was $12.9 billion and averaged $11.3 billion, which is significantly higher than the $8.6 billion average cash balance in 2003.
     Interest expense in 2004 decreased by $20 million as compared to 2003 primarily due to a decrease in the average debt balance, from $5.0 billion in 2003 to $3.5 billion in 2004.

PROVISION FOR TAXES ON INCOME: The worldwide effective income tax rate was 23.8% in 2005, 33.7% in 2004 and 30.2% in 2003. The decrease in the tax rate was attributable to a tax benefit of $225 million, recorded in 2005, related to a technical correction associated with the American Jobs Creation Act of 2004. Also contributing to the decrease in the 2005 tax rate was the increase in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions, as a result of increased expenditures in higher tax jurisdictions and a shift in sales mix. These benefits were partially offset by non-deductible IPR&D charges. The increase in the effective tax rate in 2004 was primarily due to the $789 million tax cost on the intended repatriation of undistributed international earnings associated with the American Jobs Creation Act of 2004, which added 6.1% to the effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, capital expenditures and acquisitions. Other uses of cash include share repurchases, dividends and debt repayments.
     In 2005, cash flow from operations was $11.9 billion, an increase of $0.7 billion over 2004. The increase in cash generated from operations was a result of a net income increase of $2.2 billion, net of the non-cash impact of IPR&D charges. A $1.0 billion decrease in other current and non-current assets also contributed to this increase. This was partially offset by a $1.5 billion decrease in accounts payable and accrued liabilities. Additionally, cash payments of approximately $0.5 billion were made for previously accrued taxes on the repatriation of undistributed international earnings in accordance with the American Jobs Creation Act of 2004. There was also an increase of approximately $0.2 billion in pension funding in 2005 as compared to 2004.
     Net cash used for investing activities decreased by $2.1 billion in 2005 due to a $3.1 billion net increase in the sales of investments. This was partially offset by a $0.5 billion increase in capital expenditures and a $0.4 billion increase in acquisition activity. For a more detailed discussion on mergers and acquisitions, see Note 17.
     Net cash used for financing activities decreased by $0.6 billion in 2005 due to a net issuance of debt partially offset by an increase in dividends and increased levels of common stock repurchases.
     Cash and current marketable securities were $16.1 billion at the end of 2005 as compared with $12.9 billion at the end of 2004.
     Cash generated from operations amounted to $11.1 billion in 2004, which was $0.5 billion more than the cash generated from operations in 2003 of $10.6 billion. The major factor contributing to the increase was a net income increase of $0.4 billion, net of the non-cash impact of IPR&D charges.


PAGE 34                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

FINANCING AND MARKET RISK

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 1, 2006 market rates would increase the unrealized value of the Company's forward contracts by $267 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 1, 2006 market rates would decrease the unrealized value of the Company's forward contracts by $326 million. In either scenario, the gain or loss on the forward contract would be offset by the change in value of the forecasted transaction, and therefore, would have no impact on future earnings and cash flows.
     The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $60 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future earnings or cash flows.
     The Company does not use financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counterparty. Management believes the risk of loss is remote.
     Total unused credit available to the Company approximates $3.6 billion, including $1.5 billion of credit commitments, of which $0.75 billion expire September 28, 2006 and $0.75 billion expire September 29, 2010. Also included are $0.8 billion of uncommitted lines with various banks worldwide that expire during 2006.
     Total borrowings at the end of 2005 and 2004 were $2.7 billion and $2.8 billion, respectively. In 2005, net cash (cash and current marketable securities, net of debt) was $13.5 billion compared to net cash of $10.0 billion in 2004. Total debt represented 6.6% of total capital (shareholders' equity and total debt) in 2005 and 8.2% of total capital in 2004. Shareholders' equity per share at the end of 2005 was $12.73 compared with $10.71 at year-end 2004, an increase of 18.9%.
     On August 19, 2005, Scios Inc. exercised its right to redeem all of its outstanding $150 million original principal amount of 5.50% Convertible Subordinated Notes due in 2009. The redemption price was 103.143% of the principal amount or $1,031.43 per $1,000 principal amount of Debentures, with accrued interest to, but excluding, the date of redemption.
     For the period ended January 1, 2006, there were no material cash commitments. Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 6.

LONG-TERM CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Company has long-term contractual obligations, primarily lease, debt obligations and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of January 1, 2006 (see Notes 4, 6 and 13 for further details):

                                        Long-Term    Unfunded
                        Operating            Debt  Retirement
(Millions of Dollars)      Leases  Obligations(1)       Plans  Total
---------------------  ----------  --------------  ----------  -----
2006                   $      162              12          37    211
2007                          142              17          40    199
2008                          119               8          41    168
2009                          103             208          44    355
2010                           88               9          46    143
After 2010                    151           1,776         267  2,194
                       ----------  --------------  ----------  -----
Total                  $      765           2,030         475  3,270
                       ==========  ==============  ==========  =====

(1) Amounts do not include interest expense.

DIVIDENDS
The Company increased its dividend in 2005 for the 43rd consecutive year. Cash dividends paid were $1.275 per share in 2005, compared with dividends of $1.095 per share in 2004 and $0.925 per share in 2003. The dividends were distributed as follows:

                 2005   2004   2003
--------------  ------  -----  -----
First quarter   $0.285  0.240  0.205
Second quarter   0.330  0.285  0.240
Third quarter    0.330  0.285  0.240
Fourth quarter   0.330  0.285  0.240
                ------  -----  -----
Total           $1.275  1.095  0.925
                ======  =====  =====

On January 4, 2006, the Board of Directors declared a regular cash dividend of $0.33 per share, payable on March 14, 2006, to shareholders of record as of February 28, 2006. The Company expects to continue the practice of paying regular cash dividends.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION                                                                PAGE 35

OTHER INFORMATION
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self insurance contingencies, valuation of long-lived assets and assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

REVENUE RECOGNITION: The Company recognizes revenue from product sales when goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.
     Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.
     Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.
     The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers.

INCOME TAXES: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and U.S. tax reporting that are recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not result in a material effect on the Company's results of operations, cash flows or financial position.
     In 2005, the Company repatriated the previously disclosed $10.8 billion of undistributed international earnings in accordance with the American Jobs Creation Act of 2004 (AJCA), and recorded a tax charge of $789 million during the fiscal fourth quarter of 2004. During the fiscal second quarter of 2005, the Company recorded a tax benefit of $225 million, due to the reversal of the tax liability previously recorded during the fiscal fourth quarter of 2004, associated with a technical correction made to the AJCA in May 2005. At January 1, 2006 and January 2, 2005, the cumulative amount of undistributed international earnings were approximately $12.0 billion and $18.6 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

LEGAL AND SELF INSURANCE CONTINGENCIES: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses, opinions of legal counsel and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third party insurers.

LONG-LIVED AND INTANGIBLE ASSETS: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges. In fiscal years 2005, 2004 and 2003, certain tangible and intangible assets were written down to fair value with the resulting charge recorded in cost of products sold, which was insignificant.

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


PAGE 36                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

STOCK OPTIONS: The Company has elected to use Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), that does not require compensation costs related to stock options to be charged against net income, as all options granted under the various stock options plans had an exercise price equal to the market value of the underlying common stock at grant date. Statement of Financial Accounting Standard (SFAS) No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123, requires pro forma disclosure of net income and earnings per share determined as if the fair value method of accounting for stock options had been applied in measuring compensation cost. See Notes 1 and 10 for further information regarding stock options.

NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (such as employee stock options and restricted stock units). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options and restricted stock units) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). On April 14, 2005 the SEC approved a new rule that delayed the effective date of SFAS No. 123(R) for annual, rather than interim, periods that begin after June 15, 2005. As a result, the Company will adopt this statement in the fiscal first quarter of 2006.
     Upon adoption of this standard, the Company currently intends to apply the modified retrospective transition method. Previously reported financial statements will be restated to reflect SFAS No. 123 disclosure amounts. As required by SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123, the Company has disclosed the net income and earnings per share effect had the Company applied the fair value recognition provision of SFAS No. 123. The disclosure impact in 2005 and 2004 was compensation expense, net of tax, of $351 million and $329 million and earnings per share of $0.12 and $0.11, respectively.
     The Company will implement SFAS 151, Inventory Costs, an amendment of ARB No. 43 in the fiscal first quarter of 2006. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.
     The Company implemented FIN 47, Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143, during the fiscal fourth quarter of 2005. The implementation of this Standard did not have a material effect on the Company's results of operations, cash flows or financial position.
     The Company implemented SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB 29 during the fiscal third quarter of 2005, which did not have a material effect on its results of operations, cash flows or financial position.
     The following accounting pronouncements became effective in 2004 and did not have a material impact on the Company's results of operations, cash flows or financial position.
- EITF Issue 02-14: Whether an Investor should apply the Equity Method of Accounting to Investments other than Common Stock.
- EITF Issue 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination.
     The following accounting pronouncements became effective in 2003 and did not have a material impact on the Company's results of operations, cash flows or financial position.
- FSP FAS No. 106-1: Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.
- SFAS No. 149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
- FIN 46 and FIN 46(R): Consolidation of Variable Interest Entities - an interpretation of ARB No. 51.

ECONOMIC AND MARKET FACTORS
Johnson & Johnson is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1995-2005, in the U.S., the weighted average compound annual growth rate of Johnson & Johnson net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
     Inflation rates, even though moderate in many parts of the world during 2005, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. The Company faces various worldwide health care changes that may result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION                                                                PAGE 37

     The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications seeking to market generic forms of most of the Company's key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in Abbreviated New Drug Application filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on "Litigation Against Filers of Abbreviated New Drug Applications" in Note 18.

LEGAL PROCEEDINGS

The Company is involved in numerous product liability cases in the U.S., many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet, and where available by third-party product liability insurance.
     The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.
     See Note 18 for further information regarding legal proceedings.

COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2005 and 2004 were:

                         2005                  2004
                ---------------------  --------------------
                 High            Low    High           Low
--------------  ---------------------  --------------------
First quarter   $68.68          61.20  54.90          49.25
Second quarter   69.99          64.43  57.28          49.90
Third quarter    65.35          61.65  58.80          54.37
Fourth quarter   64.60          59.76  64.25          54.81
Year-end close          $60.10                63.42
                ---------------------

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.
     Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
     Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; U.S. and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; increased scrutiny of the health care industry by government agencies; product efficacy or safety concerns resulting in product recalls or regulatory action.
     The Company's report on Form 10-K for the year ended January 1, 2006 includes Exhibit 99(b), a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.


PAGE 38                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS                                                             JOHNSON & JOHNSON AND SUBSIDIARIES


At January 1,2006 and January 2,2005 (Dollars in Millions Except Share and Per Share Data) (Note 1)        2005     2004
-------------------------------------------------------------------------------------------------------  --------  -------
ASSETS
-------------------------------------------------------------------------------------------------------  --------  -------
CURRENT ASSETS
Cash and cash equivalents (Notes 1, 14 and 15)                                                           $16,055    9,203
Marketable securities (Notes 1, 14 and 15)                                                                    83    3,681
Accounts receivable trade, less allowances for doubtful accounts $164 (2004, $206)                         7,010    6,831
Inventories (Notes 1 and 2)                                                                                3,959    3,744
Deferred taxes on income (Note 8)                                                                          1,845    1,737
Prepaid expenses and other receivables                                                                     2,442    2,124
                                                                                                         --------  -------

TOTAL CURRENT ASSETS                                                                                      31,394   27,320
                                                                                                         ========  =======

Marketable securities, non-current (Notes 1, 14 and 15)                                                       20       46
Property, plant and equipment, net (Notes 1 and 3)                                                        10,830   10,436
Intangible assets, net (Notes 1 and 7)                                                                     6,185    5,979
Goodwill, net (Notes 1 and 7)                                                                              5,990    5,863
Deferred taxes on income (Note 8)                                                                            385      551
Other assets (Note 5)                                                                                      3,221    3,122
                                                                                                         --------  -------

TOTAL ASSETS                                                                                             $58,025   53,317
                                                                                                         ========  =======

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------  --------  -------
CURRENT LIABILITIES
Loans and notes payable (Note 6)                                                                         $   668      280
Accounts payable                                                                                           4,315    5,227
Accrued liabilities                                                                                        3,529    3,523
Accrued rebates, returns and promotions                                                                    2,017    2,297
Accrued salaries, wages and commissions                                                                    1,166    1,094
Accrued taxes on income                                                                                      940    1,506
                                                                                                         --------  -------

TOTAL CURRENT LIABILITIES                                                                                 12,635   13,927
                                                                                                         ========  =======

Long-term debt (Note 6)                                                                                    2,017    2,565
Deferred taxes on income (Note 8)                                                                            211      403
Employee related obligations (Notes 5 and 13)                                                              3,065    2,631
Other liabilities                                                                                          2,226    1,978
                                                                                                         --------  -------
Total liabilities                                                                                         20,154   21,504
                                                                                                         ========  =======

SHAREHOLDERS' EQUITY
Preferred stock-without par value
  (authorized and unissued 2,000,000 shares)                                                                   -        -
Common stock-par value $1.00 per share (Note 20)
  (authorized 4,320,000,000 shares; issued 3,119,842,000 shares)                                           3,120    3,120
Note receivable from employee stock ownership plan (Note 16)                                                   -      (11)
Accumulated other comprehensive income (Note 12)                                                            (755)    (515)
Retained earnings                                                                                         41,471   35,223
                                                                                                         --------  -------
                                                                                                          43,836   37,817

Less: common stock held in treasury, at cost (Note 20)
  (145,364,000 shares and 148,819,000 shares)                                                              5,965    6,004
                                                                                                         --------  -------
TOTAL SHAREHOLDERS' EQUITY                                                                                37,871   31,813
                                                                                                         ========  =======
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                               $58,025   53,317
                                                                                                         ========  =======

See Notes to Consolidated Financial Statements


CONSOLIDATED FINANCIAL STATEMENTS                                        PAGE 39

CONSOLIDATED STATEMENTS OF EARNINGS              JOHNSON & JOHNSON AND SUBSIDIARIES

(Dollars in Millions Except Per Share Figures) (Note 1)    2005     2004     2003
-------------------------------------------------------  --------  -------  -------

SALES TO CUSTOMERS                                       $50,514   47,348   41,862
                                                         ========  =======  =======

Cost of products sold                                     13,954   13,422   12,176
                                                         --------  -------  -------

Gross profit                                              36,560   33,926   29,686

Selling, marketing and administrative expenses            16,877   15,860   14,131
Research expense                                           6,312    5,203    4,684
Purchased in-process research and development (Note 17)      362       18      918
Interest income                                             (487)    (195)    (177)
Interest expense, net of portion capitalized (Note 3)         54      187      207
Other (income) expense, net                                 (214)      15     (385)
                                                         --------  -------  -------
                                                          22,904   21,088   19,378
                                                         --------  -------  -------
Earnings before provision for taxes on income             13,656   12,838   10,308
Provision for taxes on income (Note 8)                     3,245    4,329    3,111
                                                         --------  -------  -------

NET EARNINGS                                             $10,411    8,509    7,197
                                                         ========  =======  =======

BASIC NET EARNINGS PER SHARE (NOTES 1 AND 19)            $  3.50     2.87     2.42
                                                         ========  =======  =======

DILUTED NET EARNINGS PER SHARE (NOTES 1 AND 19)          $  3.46     2.84     2.40
                                                         ========  =======  =======

See Notes to Consolidated Financial Statements


PAGE 40                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EQUITY                                                    JOHNSON & JOHNSON AND SUBSIDIARIES

                                                                                        Note
                                                                                  Receivable
                                                                               From Employee     Accumulated   Common
                                                                                       Stock           Other    Stock   Treasury
                                                    Comprehensive   Retained       Ownership   Comprehensive   Issued      Stock
(Dollars in Millions) (Note 1)             Total           Income   Earnings     Plan (ESOP)          Income   Amount     Amount
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 29, 2002                $22,697                     26,571             (25)           (842)   3,120    (6,127)
                                          ======================================================================================
Net earnings                                7,197           7,197      7,197
Cash dividends paid                        (2,746)                    (2,746)
Employee stock compensation
  and stock option plans                      534                       (626)                                             1,160
Conversion of subordinated debentures           2                         (2)                                                 4
Repurchase of common stock                 (1,183)                                                                       (1,183)
Business combinations                         109                        109
Other comprehensive income, net of tax:
  Currency translation adjustment             334             334                                        334
  Unrealized gains on securities               29              29                                         29
  Pension liability adjustment                (31)            (31)                                       (31)
  Losses on derivatives & hedges              (80)            (80)                                       (80)
Reclassification adjustment                                    (2)
                                                    --------------
Total comprehensive income                                  7,447
                                                    ==============
Note receivable from ESOP                       7                                          7
                                          --------                  ------------------------------------------------------------
BALANCE, DECEMBER 28, 2003                $26,869                     30,503             (18)           (590)   3,120    (6,146)
                                          ======================================================================================
Net earnings                                8,509           8,509      8,509
Cash dividends paid                        (3,251)                    (3,251)
Employee stock compensation
  and stock option plans                      883                       (520)                                             1,403
Conversion of subordinated debentures         105                        (18)                                               123
Repurchase of common stock                 (1,384)                                                                       (1,384)
Other comprehensive income, net of tax:
  Currency translation adjustment             268             268                                        268
  Unrealized gains on securities               59              59                                         59
  Pension liability adjustment               (282)           (282)                                      (282)
  Gains on derivatives & hedges                30              30                                         30
Reclassification adjustment                                   (10)
                                                    --------------
Total comprehensive income                                  8,574
                                                    ==============
Note receivable from ESOP                       7                                          7
                                          --------                  ------------------------------------------------------------
BALANCE, JANUARY 2, 2005                  $31,813                     35,223             (11)           (515)   3,120    (6,004)
                                          ======================================================================================
Net earnings                               10,411          10,411     10,411
Cash dividends paid                        (3,793)                    (3,793)
Employee stock compensation
  and stock option plans                    1,017                       (441)                                             1,458
Conversion of subordinated debentures         369                       (132)                                               501
Repurchase of common stock                 (1,717)                       203                                             (1,920)
Other comprehensive income, net of tax:
  Currency translation adjustment            (415)           (415)                                      (415)
  Unrealized losses on securities             (16)            (16)                                       (16)
  Pension liability adjustment                 26              26                                         26
  Gains on derivatives & hedges               165             165                                        165
Reclassification adjustment                                   (15)
                                                    --------------
Total comprehensive income                                 10,156
                                                    ==============
Note receivable from ESOP                      11                                         11
                                          --------                  ------------------------------------------------------------
BALANCE, JANUARY 1, 2006                  $37,871                     41,471               -            (755)   3,120    (5,965)
                                          ======================================================================================

See Notes to Consolidated Financial Statements


CONSOLIDATED FINANCIAL STATEMENTS                                        PAGE 41

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                   JOHNSON & JOHNSON AND SUBSIDIARIES


(Dollars in Millions) (Note 1)                                                                   2005      2004     2003
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                                   $10,411     8,509    7,197
Adjustments to reconcile net earnings to cash flows:
  Depreciation and amortization of property and intangibles                                      2,093     2,124    1,869
  Purchased in-process research and development                                                    362        18      918
  Deferred tax provision                                                                           (46)     (498)    (720)
  Accounts receivable allowances                                                                   (31)        3        6
Changes in assets and liabilities, net of effects from acquisitions:
  Increase in accounts receivable                                                                 (568)     (111)    (691)
  (Increase)/decrease in inventories                                                              (396)       11       39
  (Decrease)/increase in accounts payable and accrued liabilities                                 (911)      607    2,192
  Decrease/(increase) in other current and non-current assets                                      620      (395)    (746)
  Increase in other current and non-current liabilities                                            343       863      531
                                                                                               --------  --------  -------

NET CASH FLOWS FROM OPERATING ACTIVITIES                                                        11,877    11,131   10,595
                                                                                               ========  ========  =======

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                                      (2,632)   (2,175)  (2,262)
Proceeds from the disposal of assets                                                               154       237      335
Acquisitions, net of cash acquired (Note 17)                                                      (987)     (580)  (2,812)
Purchases of investments                                                                        (5,660)  (11,617)  (7,590)
Sales of investments                                                                             9,187    12,061    8,062
Other (primarily intangibles)                                                                     (341)     (273)    (259)
                                                                                               --------  --------  -------

NET CASH USED BY INVESTING ACTIVITIES                                                             (279)   (2,347)  (4,526)
                                                                                               ========  ========  =======

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to shareholders                                                                       (3,793)   (3,251)  (2,746)
Repurchase of common stock                                                                      (1,717)   (1,384)  (1,183)
Proceeds from short-term debt                                                                    1,215       514    3,062
Retirement of short-term debt                                                                     (732)   (1,291)  (4,134)
Proceeds from long-term debt                                                                         6        17    1,023
Retirement of long-term debt                                                                      (196)     (395)    (196)
Proceeds from the exercise of stock options                                                        696       642      311
                                                                                               --------  --------  -------

NET CASH USED BY FINANCING ACTIVITIES                                                           (4,521)   (5,148)  (3,863)
                                                                                               ========  ========  =======

Effect of exchange rate changes on cash and cash equivalents                                      (225)      190      277
                                                                                               --------  --------  -------
Increase in cash and cash equivalents                                                            6,852     3,826    2,483
Cash and cash equivalents, beginning of year (Note 1)                                            9,203     5,377    2,894
                                                                                               --------  --------  -------

CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 1)                                                $16,055     9,203    5,377
                                                                                               ========  ========  =======

--------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
  Interest                                                                                     $   151       222      206
  Income taxes                                                                                   3,429     3,880    3,146

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds   $   818       802      905
Conversion of debt                                                                                 369       105        2

ACQUISITIONS
Fair value of assets acquired                                                                  $ 1,128       595    3,135
Fair value of liabilities assumed                                                                 (141)      (15)    (323)
                                                                                               --------  --------  -------

Net cash paid for acquisitions                                                                 $   987       580    2,812
                                                                                               ========  ========  =======

See Notes to Consolidated Financial Statements


PAGE 42                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
The Company and its subsidiaries have approximately 115,600 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby and child care, skin care, oral and wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-fungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology areas. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal care products; Ethicon's wound care and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring products; Ortho-Clinical Diagnostics' professional diagnostic products and Vision Care's disposable contact lenses.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (such as employee stock options and restricted stock units). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options and restricted stock units) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). On April 14, 2005 the SEC approved a new rule that delayed the effective date of SFAS No. 123(R) for annual, rather than interim, periods that begin after June 15, 2005. As a result, the Company will adopt this statement in the fiscal first quarter of 2006.
     Upon adoption of this standard, the Company currently intends to apply the modified retrospective transition method. Previously reported financial statements will be restated to reflect SFAS No. 123 disclosure amounts. As required by SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123, the Company has disclosed the net earnings and earnings per share effect had the Company applied the fair value recognition provision of SFAS No. 123. The disclosure impact in 2005 and 2004 was compensation expense, net of tax, of $351 million and $329 million and earnings per share of $0.12 and $0.11, respectively.
     The Company will implement SFAS 151, Inventory Costs, an amendment of ARB No. 43 in the fiscal first quarter of 2006. The Company believes the adoption of this statement will not have a material effect on its results of operations, cash flows or financial position.
     The Company implemented FIN 47, Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143, during the fiscal fourth quarter of 2005. The implementation of this Standard did not have a material effect on the Company's results of operations, cash flows or financial position.
     The Company implemented SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB 29 during the fiscal third quarter of 2005, which did not have a material effect on its results of operations, cash flows or financial position.
     The following accounting pronouncements became effective in 2004 and did not have a material impact on the Company's results of operations, cash flows or financial position.
- EITF Issue 02-14: Whether an Investor should apply the Equity Method of Accounting to Investments other than
     Common Stock.
- EITF Issue 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination.
     The following accounting pronouncements became effective in 2003 and did not have a material impact on the Company's results of operations, cash flows or financial position.
- FSP FAS No. 106-1: Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.
- SFAS No. 149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
- FIN 46 and FIN 46(R): Consolidation of Variable Interest Entities-an interpretation of ARB No. 51.

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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 43

Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

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

REVENUE RECOGNITION

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.
     Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.
     Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers.

SHIPPING AND HANDLING

Shipping and handling costs incurred were $736 million, $679 million and $604 million in 2005, 2004 and 2003, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

INVENTORIES

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

GOODWILL AND INTANGIBLE ASSETS

Effective at the beginning of fiscal year 2002 in accordance with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill and indefinite lived intangible assets, which are non-amortizable. SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2005 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.
     Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 7 for further details on Intangible Assets.

FINANCIAL INSTRUMENTS

The Company follows the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, collectively referred to as SFAS No. 133. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, what type of hedge transaction.
     The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.
     The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. The fair value of a derivative instrument (i.e. Forward Foreign Exchange Contract, Currency Swap) is the aggregation, by currency, of all


PAGE 44                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT
future cash flows discounted to its present value at prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate.
     On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2005, 2004 and 2003.
     The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.

PRODUCT LIABILITY

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

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

ADVERTISING

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.1 billion in 2005, $1.9 billion in 2004 and $1.7 billion in 2003.

INCOME TAXES

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation. At January 1, 2006 and January 2, 2005, the cumulative amount of undistributed international earnings were approximately $12.0 billion and $18.6 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

STOCK OPTIONS

At January 1, 2006, the Company had 17 stock-based employee compensation plans that are described in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and its related Interpretations. Compensation costs are not recorded in net earnings for stock options as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.
     As required by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in Millions
Except Per Share Data)       2005    2004   2003
--------------------------  -------  -----  -----
Net earnings, as reported   $10,411  8,509  7,197
                            -------  -----  -----
Less:
  Compensation expense(1)       351    329    349
                            -------  -----  -----
Net earnings, pro forma      10,060  8,180  6,848
                            =======  =====  =====

Net earnings per share:
  Basic -as reported        $  3.50   2.87   2.42
        -pro forma             3.38   2.76   2.31
  Diluted -as reported         3.46   2.84   2.40
        -pro forma             3.35   2.74   2.29
                            =======  =====  =====

(1) Determined under fair value based method for all awards, net of tax.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 45

ANNUAL CLOSING DATE

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, the fiscal year consists of 53 weeks, as was the case in 2004.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with current year presentation.

2. INVENTORIES

At the end of 2005 and 2004, inventories were comprised of:

(Dollars in Millions)         2005   2004
------------------------------------------
Raw materials and supplies   $  931    964
Goods in process              1,073  1,113
Finished goods                1,955  1,667
                             ------  -----
                             $3,959  3,744
                             ======  =====

3. PROPERTY, PLANT AND EQUIPMENT

At the end of 2005 and 2004, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)               2005     2004
--------------------------------------------------
Land and land improvements         $   502     515
Buildings and building equipment     5,875   5,907
Machinery and equipment             10,835  10,455
Construction in progress             2,504   1,787
                                   -------  ------
                                    19,716  18,664
Less accumulated depreciation        8,886   8,228
                                   -------  ------
                                   $10,830  10,436
                                   =======  ======

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2005, 2004 and 2003 was $111 million, $136 million and $108 million, respectively.
     Depreciation expense, including the amortization of capitalized interest in 2005, 2004 and 2003 was $1.5 billion, $1.5 billion and $1.4 billion, respectively.
     Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded in earnings.

4. RENTAL EXPENSE AND LEASE COMMITMENTS

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $248 million in 2005, $254 million in 2004 and $279 million in 2003.
     The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at January 1, 2006 are:

(Dollars                                     After
in Millions)  2006   2007  2008  2009  2010  2010   Total
              -----  ----  ----  ----  ----  -----  -----
              $ 162   142   119   103    88    151    765

Commitments under capital leases are not significant.

5. EMPLOYEE RELATED OBLIGATIONS

At the end of 2005 and 2004, employee related obligations were:

(Dollars in Millions)            2005   2004
---------------------------------------------
Pension benefits                $1,264  1,109
Postretirement benefits          1,157  1,071
Postemployment benefits            322    244
Deferred compensation              511    397
                                ------  -----
                                $3,254  2,821
Less current benefits payable      189    190
                                ------  -----
Employee related obligations    $3,065  2,631
                                ======  =====

Prepaid employee related obligations of $1,218 million and $1,001 million for 2005 and 2004, respectively, are included in other assets on the consolidated balance sheet.

6. BORROWINGS

The components of long-term debt are as follows:

                                          Effective              Effective
(Dollars in Millions)            2005       Rate%       2004       Rate%
---------------------------  ----------  ----------  ---------  ----------
3% Zero Coupon
  Convertible Subordinated
  Debentures due 2020        $      202        3.00        560        3.00
4.95% Debentures due 2033           500        4.95        500        4.95
3.80% Debentures due 2013           500        3.82        500        3.82
6.95% Notes due 2029                293        7.14        293        7.14
6.73% Debentures due 2023           250        6.73        250        6.73
6.625% Notes due 2009               199        6.80        198        6.80
5.50% Convertible
  Subordinated Notes
  due 2009(2)                         -           -        177        2.00
Industrial Revenue Bonds             31        3.90         34        2.76
Other                                55           -         71           -
                             ----------  ----------  ---------  ----------
                                  2,030      5.18(1)      2,583      4.63(1)
Less current portion                 13                     18
                             ----------  ----------  ---------  ----------
                             $    2,017                  2,565
                             ==========  ==========  =========  ==========

(1)  Weighted average effective rate.
(2)  5.50% Convertible Subordinated Notes redeemed by Scios Inc. in August 2005.


PAGE 46                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.6 billion, including $1.5 billion of credit commitments, of which $0.75 billion expire September 28, 2006 and $0.75 billion expire September 29, 2010. Also included are $0.8 billion of uncommitted lines with various banks worldwide that expire during 2006. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material for all periods presented.
     The Company filed a shelf registration with the Securities and Exchange Commission that became effective January 21, 2004, which enables the Company to issue up to $1.985 billion in debt securities and warrants for the purchase of debt securities. No debt was issued off the shelf during 2005 and the full amount remained available as of January 1, 2006.
     On August 19, 2005, Scios Inc. exercised its right to redeem all of its outstanding $150 million original principal amount of 5.50% Convertible Subordinated Notes due 2009. The redemption price was 103.143% of the principal amount or $1,031.43 per $1,000 principal amount of Debentures, with accrued interest to, but excluding, the date of redemption.
     On July 28, 2000, ALZA Corporation completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At January 1, 2006, the outstanding 3% Debentures had a total principal amount at maturity of $311.6 million with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% Debentures, holders are entitled to convert their Debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 10.7 million shares have been issued as of January 1, 2006, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At January 1, 2006, and January 2, 2005, the fair value based on quoted market value of the 3% Debentures was $260.6 million and $780.5 million, respectively.
     Short-term borrowings and current portion of long term debt amounted to $668 million at the end of 2005, of which $381 million relates to a commercial paper program. The remainder represents principally local borrowing by international subsidiaries.
     On November 1, 2004 the Company exercised its right to redeem all of its $300 million aggregate principal amount of 8.72% Debentures due in 2024. The redemption price was 104.360% of the principal amount or $1,043.36 per $1,000 principal amount of Debentures, with accrued interest to the date of redemption.
     Short-term borrowings and current portion of long-term debt amounted to $280 million at the end of 2004, principally local borrowing by international subsidiaries.
     Aggregate maturities of long-term obligations commencing in 2006 are:

                                                            After
(Dollars in Millions)        2006   2007  2008  2009  2010  2010
                             -----  ----  ----  ----  ----  -----
                             $  12    17     8   208     9  1,776

7. INTANGIBLE ASSETS AND GOODWILL

At the end of 2005 and 2004, the gross and net amounts of intangible assets were:

(Dollars in Millions)                   2005     2004
------------------------------------  -------  ------
Trademarks (non-amortizable) -gross   $ 1,400   1,232
Less accumulated amortization             134     142
                                      -------  ------
Trademarks (non-amortizable) -net     $ 1,266   1,090
                                      =======  ======

Patents and trademarks-gross          $ 4,128   3,974
Less accumulated amortization           1,370   1,125
                                      -------  ------
Patents and trademarks-net            $ 2,758   2,849
                                      =======  ======

Other intangibles-gross               $ 3,544   3,302
Less accumulated amortization           1,383   1,262
                                      -------  ------
Other intangibles -net                $ 2,161   2,040
                                      =======  ======

Subtotal intangible assets-gross      $ 9,072   8,508
Less accumulated amortization           2,887   2,529
                                      -------  ------
Subtotal intangible assets-net        $ 6,185   5,979
                                      =======  ======

Goodwill -gross                       $ 6,703   6,597
Less accumulated amortization             713     734
                                      -------  ------
Goodwill -net                         $ 5,990   5,863
                                      =======  ======

Total intangible assets-gross         $15,775  15,105
Less accumulated amortization           3,600   3,263
                                      -------  ------
Total intangible assets-net           $12,175  11,842
                                      =======  ======

Goodwill as of January 1, 2006 and January 2, 2005, as allocated by segment of business is as follows:

                                            Med Dev
(Dollars in Millions)   Consumer   Pharm   and Diag   Total
------------------------------------------------------------
Goodwill at
  December 28,2003     $     882     781      3,727   5,390
Acquisitions                 232      32        138     402
Translation/other             46      19          6      71
                       -------------------------------------
Goodwill at
  January 2,2005       $   1,160     832      3,871   5,863
Acquisitions                   -      71        194     265
Translation/other            (70)    (29)       (39)   (138)
                       -------------------------------------
Goodwill at
  January 1,2006       $   1,090     874      4,026   5,990
                       =====================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 47

The weighted average amortization periods for patents and trademarks and other intangible assets are 15 years and 17 years, respectively. The amortization expense of amortizable intangible assets for the fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003, was $521 million, $603 million and $454 million before tax, respectively. Certain patents and intangibles were written down to fair value during fiscal years 2005, 2004 and 2003, with the resulting charge included in amortization expense. The estimated amortization expense for the five succeeding years approximates $565 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

8. INCOME TAXES

The provision for taxes on income consists of:

(Dollars in Millions)    2005     2004    2003
-----------------------------------------------
Currently payable:
  U.S. taxes            $2,181   3,654   2,934
  International taxes    1,110   1,173     897
                        -----------------------
                         3,291   4,827   3,831
                        -----------------------
Deferred:
  U.S. taxes               228     (70)   (409)
  International taxes     (274)   (428)   (311)
                        -----------------------
                           (46)   (498)   (720)
                        -----------------------
                        $3,245   4,329   3,111
                        =======================

A comparison of income tax expense at the federal statutory rate of 35% in 2005, 2004 and 2003, to the Company's effective tax rate is as follows:

(Dollars in Millions)          2005     2004     2003
-------------------------------------------------------
U.S.                         $ 7,381    7,895    6,333
International                  6,275    4,943    3,975
                             --------------------------
Earnings before taxes
  on income:                 $13,656   12,838   10,308
                             --------------------------
Tax rates:
Statutory                       35.0%    35.0%    35.0%
Puerto Rico and
  Ireland operations            (7.0)    (5.6)    (6.1)
Research tax credits            (0.6)    (0.8)    (1.0)
U.S. state and local             1.0      1.6      2.0
International subsidiaries
  excluding Ireland             (2.6)    (1.7)    (2.0)
Repatriation of
  International earnings        (1.6)     6.1        -
IPR&D                            0.9        -      3.1
All other                       (1.3)    (0.9)    (0.8)
                             --------------------------
Effective tax rate              23.8%    33.7%    30.2%
                             ==========================

During 2005, the Company had subsidiaries operating in Puerto Rico under various tax incentive grants. Also, the U.S. possessions tax credit, which expires in 2006, applies to certain operations in Puerto Rico. In addition, the Company had subsidiaries manufacturing in Ireland under an incentive tax rate. During the second quarter of 2005, a tax benefit of $225 million was recorded due to the reversal of a tax liability related to a technical correction associated with the American Jobs Creation Act of 2004. The decrease in the 2005 tax rate was attributed to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions, as a result of increased expenditures in higher tax jurisdictions and a shift in sales mix.
     Temporary differences and carry forwards for 2005 and 2004 are as follows:

                                2005               2004
                            Deferred Tax        Deferred Tax
                          ------------------  -----------------
(Dollars in Millions)     Asset   Liability   Asset  Liability
---------------------------------------------------------------
Employee related
  obligations             $  670                483
Depreciation                           (428)              (378)
Non-deductible
  intangibles                        (1,401)            (1,366)
International R&D
  capitalized for tax        999                905
Reserves & liabilities       788                720
Income reported
  for tax purposes           458                463
Miscellaneous
  international              495       (149)    535       (236)
Capitalized intangibles      140                147
Miscellaneous U.S.           342                515
                          -------------------------------------
Total deferred
  income taxes            $3,892     (1,978)  3,768     (1,980)
                          =====================================

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet.


PAGE 48                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

9. INTERNATIONAL CURRENCY TRANSLATION

For translation of its subsidiaries operating in non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency.
     In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies that are reflected in operating results.
     An analysis of the changes during 2005 and 2004 for foreign currency translation adjustments is included in Note 12.
     Net currency transaction and translation gains and losses included in other (income) expense were losses of $32 million, $38 million, and $22 million in 2005, 2004 and 2003, respectively.

10. COMMON STOCK, STOCK OPTION PLANS AND STOCK COMPENSATION AGREEMENTS

At January 1, 2006, the Company had 17 stock-based compensation plans. The shares outstanding are for contracts under the Company's 1995 and 2000 Stock Option Plans, the 2005 Long Term Incentive Plan, the 1997 Non-Employee Director's Plan and the Biosense, Centocor, Innovasive Devices, ALZA, Inverness and Scios Stock Option Plans. During 2005, no options were granted under any of these plans except the 2000 Stock Option Plan and 2005 Long Term Incentive Plan. The 2000 Stock Option Plan expired April 19, 2005. All options granted subsequent to that date were under the 2005 Long Term Incentive Plan.
     Stock options expire 10 years from the date they are granted and vest over service periods that range from one to five years. All options are granted at current market price on the date of grant. Under the 2005 Long Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long Term Incentive Plan were 259.2 million at the end of 2005.
     A summary of the status of the Company's stock option plans as of January 1, 2006, January 2, 2005, and December 28, 2003, and changes during the years ending on those dates are presented below:

                                                  Weighted
                                  Options          Average
(Shares in Thousands)         Outstanding   Exercise Price
-----------------------------------------------------------
Balance at December 29,2002       189,741   $         41.42
Options granted                    50,880             49.15
Options exercised                 (21,242)            17.22
Options canceled/forfeited         (5,430)            52.68
                              -----------------------------
Balance at December 28,2003       213,949             45.37
Options granted                    47,815             53.94
Options exercised                 (24,066)            28.50
Options canceled/forfeited         (8,694)            53.77
                              -----------------------------
Balance at January 2,2005         229,004             48.62
Options granted                    47,556             66.16
Options exercised                 (21,733)            34.19
Options canceled/forfeited         (6,285)            55.84
                              -----------------------------
Balance at January 1,2006         248,542   $         53.05
                              =============================

The average fair value of options granted was $15.48 in 2005, $13.11 in 2004, and $13.58 in 2003. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

                  2005      2004      2003
--------------------------------------------
Risk-free rate     3.72%     3.15%     3.09%
Volatility         25.0%     27.0%     28.0%
Expected life   5.0 yrs   5.0 yrs   5.0 yrs
Dividend yield     1.93%     1.76%     1.35%

The following table summarizes stock options outstanding and exercisable at January 1, 2006:

(Shares in Thousands)       Outstanding          Exercisable
--------------------------------------------  ------------------
                                     Average             Average
Exercise                  Average   Exercise            Exercise
Price Range     Options   Life(1)      Price  Options      Price
----------------------------------------------------------------
$ 3.62-$27.00     6,735       1.8  $   23.27    6,733  $   23.27
$27.06-$40.16    24,997       2.6      35.82   24,912      35.81
$40.53-$50.08    20,470       4.1      49.18   20,239      49.18
$50.11-$52.11    29,394       4.8      50.70   29,174      50.69
$52.20-$53.89    37,709       7.1      52.22      177      52.79
$53.93-$54.89    43,789       8.1      53.94      672      54.54
$55.01-$66.08    40,180       6.1      57.46   37,473      57.35
$66.18-$91.89    45,268       9.1      66.20       10      87.08
                ------------------------------------------------
                248,542       6.4  $   53.05  119,390  $   47.90
                ================================================

(1)  Average contractual life remaining in years.

Stock options exercisable at January 2, 2005 and December 28, 2003 were 100,488 options at an average price of $41.26 and 119,663 options at an average price of $38.51, respectively.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 49

11. SEGMENTS OF BUSINESS(1) AND GEOGRAPHIC AREAS

                                                          Sales to Customers(2)
                                                          ---------------------
(Dollars in Millions)                                     2005     2004    2003
--------------------------------------------------------------------------------
Consumer-United States                                   $ 4,405   4,224   3,968
         International                                     4,691   4,109   3,463
                                                         -----------------------
Total                                                      9,096   8,333   7,431
                                                         -----------------------
Pharmaceutical -United States                             14,478  14,960  13,271
                International                              7,844   7,168   6,246
                                                         -----------------------
Total                                                     22,322  22,128  19,517
                                                         -----------------------
Medical Devices and Diagnostics -United States             9,494   8,586   8,035
                                 International             9,602   8,301   6,879
                                                         -----------------------
Total                                                     19,096  16,887  14,914
                                                         -----------------------
Worldwide total                                          $50,514  47,348  41,862
                                                         =======================

                                  Operating Profit         Identifiable Assets
                             --------------------------  -----------------------
(Dollars in Millions)        2005(5)   2004(6)  2003(7)   2005     2004    2003
--------------------------------------------------------------------------------
Consumer                     $ 1,667    1,514    1,393   $ 6,275   6,142   5,371
Pharmaceutical                 6,610    7,608    5,896    16,091  16,058  15,001
Medical Devices and            5,418    4,091    3,370    16,540  15,805  16,082
 Diagnostics                 ---------------------------------------------------
Segments total                13,695   13,213   10,659    38,906  38,005  36,454
Less: Expenses not                39      375      351
 allocated to segments(3)
General corporate(4)                                      19,119  15,312  11,809
                             ---------------------------------------------------
Worldwide total              $13,656   12,838   10,308   $58,025  53,317  48,263
                             ===================================================

                                   Additions to Property      Depreciation and
                                     Plant & Equipment          Amortization
                                --------------------------  --------------------
 (Dollars in Millions)            2005      2004      2003    2005   2004   2003
--------------------------------------------------------------------------------
Consumer                        $   321        227     229  $  232    222    246
Pharmaceutical                    1,388      1,197   1,236     918  1,008    765
Medical Devices and Diagnostics     785        630     639     821    769    761
                                ------------------------------------------------
Segments total                    2,494      2,054   2,104   1,971  1,999  1,772
General corporate                   138        121     158     122    125     97
                                ------------------------------------------------
Worldwide total                 $ 2,632      2,175   2,262  $2,093  2,124  1,869
                                ================================================

                                  Sales to Customers(2)     Long-Lived Assets(8)
                                 ----------------------  -----------------------
(Dollars in Millions)             2005     2004    2003    2005     2004    2003
--------------------------------------------------------------------------------
United States                   $28,377  27,770  25,274  $15,355  14,324  14,367
Europe                           12,187  11,151   9,483    5,646   6,142   5,193
Western Hemisphere excluding U.S. 3,087   2,589   2,236      957     748     772
Asia-Pacific, Africa              6,863   5,838   4,869      596     620     605
                                ------------------------------------------------
Segments total                   50,514  47,348  41,862   22,554  21,834  20,937
General corporate                                            451     444     448
Other non long-lived assets                               35,020  31,039  26,878
                                ------------------------------------------------
Worldwide total                 $50,514  47,348  41,862  $58,025  53,317  48,263
                                ================================================

(1)  See Note 1 for a description of the segments in which the Company operates.
(2) Export sales and intersegment sales are not significant. In 2005, the Company did not have a customer that represented 10% of total revenues. Sales to our top distributors accounted for 10.2% and 10.0% of total revenues in 2004 and 10.5% of total revenues in 2003.
(3) Amounts not allocated to segments include interest (income)/expense, minority interest and general corporate (income)/expense.
(4)  General corporate includes cash and marketable securities.
(5) Includes $302 million and $60 million of In-Process Research and Development (IPR&D) for the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.
(6) Includes $18 million of IPR&D in the Medical Devices and Diagnostics segment.
(7) Includes $737 million of IPR&D in the Pharmaceutical segment and $181 million of IPR&D and $230 million of an arbitration ruling on stent patents in the Medical Devices and Diagnostics segment.
(8) Long-lived assets include property, plant and equipment, net for 2005, 2004 and 2003 of $10,830, $10,436 and $9,846, respectively, and intangible assets, net for 2005, 2004 and 2003 of $12,175, $11,842 and $11,539,
     respectively.


PAGE 50                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of other comprehensive income/(loss) consist of the following:

                                                                                            Total
                                           Unrealized                      Gains/     Accumulated
                                Foreign        Gains/       Pension   (Losses) on           Other
                               Currency   (Losses) on     Liability   Derivatives   Comprehensive
(Dollars in Millions)       Translation    Securities   Adjustments      & Hedges   Income/(Loss)
--------------------------------------------------------------------------------------------------
Dec. 29, 2002              $       (707)           (2)          (33)         (100)           (842)
2003 changes
  Net change due to
    hedging transactions              -             -             -          (567)
  Net amount reclassed
    to net earnings                   -             -             -           487
  Net 2003 changes                  334            29           (31)          (80)            252
                           -----------------------------------------------------------------------
Dec. 28, 2003              $       (373)           27           (64)         (180)           (590)
2004 changes
  Net change due to
    hedging transactions              -             -             -            15
  Net amount reclassed
    to net earnings                   -             -             -            15
  Net 2004 changes                  268            59          (282)           30              75
                           -----------------------------------------------------------------------
Jan. 2, 2005               $       (105)           86          (346)         (150)           (515)
2005 changes
  Net change due to
    hedging transactions              -             -             -           112
  Net amount reclassed
    to net earnings                   -             -             -            53
  Net 2005 changes                 (415)          (16)           26           165            (240)
                           -----------------------------------------------------------------------
Jan. 1,2006                $       (520)           70          (320)           15            (755)
                           =======================================================================

Total other comprehensive income for 2005 includes reclassification adjustment gains of $23 million realized from the sale of equity securities and the associated tax expense of $8 million. Total other comprehensive income for 2004 includes reclassification adjustment gains of $16 million realized from the sale of equity securities and the associated tax expense of $6 million. Total other comprehensive income for 2003 includes reclassification adjustment gains of $3 million realized from the sale of equity securities and the associated tax expense of $1 million.
     The tax effect on the unrealized gains/(losses) on the equity securities balance is an expense of $38 million, $47 million and $15 million in 2005, 2004 and 2003, respectively. The tax effect related to the minimum pension liability was $160 million in 2005. The tax effect on the gains/(losses) on derivatives and hedges are a loss of $11 million in 2005 and benefits of $81 million and $99 million in 2004 and 2003, respectively. See Note 15 for additional information relating to derivatives and hedging.
     The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in international subsidiaries.



13. PENSIONS AND OTHER BENEFIT PLANS

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care, to all U.S. retired employees and their dependents.
     Many international employees are covered by government-sponsored programs for which the direct cost to the Company is not significant.
     Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided.
     The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.
     The Company uses the date of its consolidated financial statements (January 1, 2006 and January 2, 2005, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
     Net periodic benefit cost for the Company's defined benefit retirement plans and other benefit plans for 2005, 2004 and 2003 included the following components:

                                        Retirement Plans     Other Benefit Plans
                                      ---------------------  -------------------
(Dollars in Millions)                  2005   2004   2003    2005   2004   2003
--------------------------------------------------------------------------------
Service cost                          $ 462    409    325   $  56     56     28
Interest cost                           488    444    391      87     91     70
Expected return on plan assets         (579)  (529)  (495)     (3)    (3)    (3)
Amortization of prior service cost       12     15     18      (7)    (4)    (3)
Amortization of net transition asset     (2)    (3)    (4)      -      -      -
Recognized actuarial losses             219    173    109      25     27      3
Curtailments and settlements              2      3      1       -      -      -
Special termination benefits              -      -     95       -      -      -
--------------------------------------------------------------------------------
Net periodic benefit cost             $ 602    512    440   $ 158    167     95
                                      ==========================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 51

The net periodic benefit cost attributable to U.S. retirement plans was $370 million in 2005, $329 million in 2004 and $309 million in 2003.
     During 2003, the Company offered a voluntary retirement program with enhanced benefits called the Retirement Enhancement Program (REP) to eligible U.S. regular, full-time employees who have attained age 55 with at least 10 years of pension credited service by June 30, 2004. The program enhancements included the elimination of the early retirement reduction for pension benefit purposes (normally 4% per year prior to age 62) and a special termination benefit (one week of pay per year of credited service). The program resulted in a one-time increase in U.S. pension expense of $95 million in 2003 to reflect the value of the retirement enhancement.
     The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

                                             Retirement Plans       Other Benefit Plans
-----------------------------------------------------------------------------------------
U.S. Benefit Plans                       2005   2004  2003  2002  2005   2004  2003  2002
-----------------------------------------------------------------------------------------
Discount rate                            5.75%  5.75  6.00  6.75  5.75%  5.75  6.00  6.75
Expected long-term rate of return
  on plan assets                         9.00   9.00  9.00  9.00  9.00   9.00  9.00  9.00
Rate of increase in compensation levels  4.50   4.50  4.50  4.50  4.50   4.50  4.50  4.50

INTERNATIONAL BENEFIT PLANS
-----------------------------------------------------------------------------------------
Discount rate                            4.75%  5.00  5.25  5.75  5.00%  5.50  6.00  6.75
Expected long-term rate of return
  on plan assets                         8.25   8.00  7.50  7.50     -      -     -     -
Rate of increase in compensation levels  3.75   3.75  3.50  3.50  4.25   4.25  4.25  4.25
                                         ================================================

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

     The expected long-term rate of return on plan assets assumptions is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

     The following table displays the assumed health care cost trend rates, for all individuals:

HEALTH CARE PLANS                                   2005   2004
---------------------------------------------------------------
Health care cost trend rate assumed for next year   9.00%  9.00
Rate to which the cost trend rate is assumed
  to decline (ultimate trend)                       4.50%  4.50
Year the rate reaches the ultimate trend rate       2010   2010
                                                    ===========

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

                                    One-Percentage-    One-Percentage-
(Dollars in Millions)                Point Increase    Point Decrease
-----------------------------------------------------------------------
HEALTH CARE PLANS
-----------------------------------------------------------------------
Total interest and service cost     $             25  $            (20)
Postretirement benefit obligation                257              (206)
=======================================================================


PAGE 52                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2005 and 2004 for the Company's defined benefit retirement plans and other postretirement plans:



(Dollars in Millions)                                  Retirement Plans         Other Benefit Plans
------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION                          2005         2004          2005         2004
------------------------------------------------------------------------------------------------------
Projected benefit obligation - beginning of year  $     8,941        7,680   $     1,593        1,329
Service cost                                              462          409            56           56
Interest cost                                             488          444            87           91
Plan participant contributions                             22           21             -            -
Amendments                                                 13          (65)            -          (46)
Actuarial losses                                          932          609            57          229
Divestitures & acquisitions                                 -           (1)            -            -
Curtailments & settlements                                 (1)          (7)            -            -
Benefits paid from plan                                  (366)        (401)          (75)         (73)
Effect of exchange rates                                 (320)         252            (1)           7
                                                  ----------------------------------------------------
Projected benefit obligation -end of year         $    10,171        8,941   $     1,717        1,593
                                                  ====================================================
CHANGE IN PLAN ASSETS
------------------------------------------------------------------------------------------------------
Plan assets at fair value -beginning of year      $     7,125        6,050   $        37           39
Actual return on plan assets                              801          713             1            4
Company contributions                                     714          531            71           65
Plan participant contributions                             22           21             -            -
Divestitures                                                -           (2)            -            -
Benefits paid from plan assets                           (366)        (359)          (75)         (71)
Effect of exchange rates                                 (188)         171             -            -
                                                  ----------------------------------------------------
Plan assets at fair value-end of year             $     8,108        7,125   $        34           37
                                                  ====================================================

Strategic asset allocations are determined by country, based on the nature of the liabilities and consideration of the demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company's plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying equities on a broad basis combined with currency matching of the fixed income assets.

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)
-------------------------------------------------------------------------------
PROJECTED FUTURE BENEFIT PAYMENTS  2006   2007   2008   2009   2010   2011-2015
-------------------------------------------------------------------------------
Retirement plans                  $ 357    374    379    404    416       2,583
===============================================================================
Other benefit plans -gross        $  79     84     89     95    100         587
Medicare rebates                     (5)    (6)    (6)    (7)    (8)        (49)
-------------------------------------------------------------------------------
Other benefit plans -net          $  74     78     83     88     92         538
===============================================================================

The Company is not required to fund its U.S. retirement plans in 2006 in order to meet minimum statutory funding requirements. International plans will be funded in accordance with local regulations. Additional discretionary contributions will be made when deemed appropriate to meet the long-term obligations of the plans. In certain countries other than the U.S., the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

The following table displays the projected future minimum contributions to the Company's U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)
--------------------------------------------------------------------------------
PROJECTED FUTURE CONTRIBUTIONS          2006   2007  2008  2009  2010  2011-2015
--------------------------------------------------------------------------------
Unfunded U.S. retirement plans          $  21    22    23    24    25        140
--------------------------------------------------------------------------------
Unfunded International retirement plans $  16    18    18    20    21        127
================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 53

The Company's retirement plan asset allocation at January 1, 2006 and January 2,
2005 and target allocations for 2006 are as follows:

                                       Percent of          Target
                                       Plan Assets       Allocation
--------------------------------------------------------------------
U.S. RETIREMENT PLANS              2005         2004        2006
--------------------------------------------------------------------
Equity securities                       76%         76%          75%
Debt securities                         24          24           25
                                ------------------------------------
Total plan assets                      100%        100%         100%
                                ====================================
INTERNATIONAL RETIREMENT PLANS
--------------------------------------------------------------------
Equity securities                       69%         69%          75%
Debt securities                         30          30           25
Real estate and other                    1           1            -
                                ------------------------------------
Total plan assets                      100%        100%         100%
                                ====================================

The Company's other benefit plans are unfunded except for U.S. life insurance contract assets of $34 million and $37 million at January 1, 2006 and January 2, 2005, respectively.
     The fair value of Johnson & Johnson common stock directly held in plan assets was $419 million (5.2% of total plan assets) and $440 million (6.2% of total plan assets) at January 1, 2006 and January 2, 2005, respectively.

Amounts recognized in the Company's balance sheet consist of the following:

                                                          Retirement Plans         Other Benefit Plans
---------------------------------------------------------------------------------------------------------
(Dollars in Millions)                                    2005         2004          2005         2004
---------------------------------------------------------------------------------------------------------
Plan assets at fair value                            $     8,108        7,125   $        34           37
Projected benefit obligation                              10,171        8,941         1,717        1,593
                                                     ----------------------------------------------------
Funded status                                             (2,063)      (1,816)       (1,683)      (1,556)
Unrecognized actuarial losses                              2,484        2,055           574          541
Unrecognized prior service cost                               49           46           (48)         (56)
Unrecognized net transition asset                              5            3
                                                     ----------------------------------------------------
Total recognized in the consolidated balance sheet   $       475          288   $    (1,157)      (1,071)
                                                     ====================================================
Book accruals                                        $    (1,264)      (1,109)  $    (1,157)      (1,071)
Prepaid benefits                                           1,218        1,001             -            -
Intangible assets                                             41           50             _            _
Accumulated comprehensive income                             480          346             -            -
                                                     ----------------------------------------------------
Total recognized in the consolidated balance sheet   $       475          288   $    (1,157)      (1,071)
                                                     ====================================================

The accumulated benefit obligation for all U.S. and international defined benefit retirement plans was $8,570 million and $7,488 million at January 1, 2006 and January 2, 2005, respectively.
     A minimum pension liability adjustment is required when the actuarial present value of the accumulated benefits obligation (ABO) exceeds the fair value of plan assets and accrued pension liabilities. The minimum pension liabilities (intangible assets and accumulated comprehensive income) in 2005 and 2004 of $521 million and $396 million, respectively, relate primarily to plans outside of the U.S.

     Plans with accumulated benefit obligations in excess of plan assets consist of the following:

                                     Retirement Plans
                                 -------------------------
Dollars in Millions)                 2005         2004
----------------------------------------------------------
Accumulated benefit obligation   $    (2,759)      (2,703)
Projected benefit obligation          (3,230)      (3,327)
Plan assets at fair value              1,570        1,727
                                 =========================


PAGE 54                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted that introduces a prescription drug benefit under Medicare as well as a subsidy to sponsors of retiree health care benefit plans. The Company's application to the Centers for Medicare and Medicaid Services attesting to the plan's "actuarial equivalence" to Medicare has been accepted, and subsidy reimbursements are expected beginning in 2006. There is no change in estimated participation rates or per capita claims costs as a result of the Act. The Company has recognized the effect of the subsidy on a prospective basis from June 28, 2004. The recognition reduces before-tax and after-tax expense by $16 million and the accumulated postretirement benefit obligation by $163 million.

14. CASH EQUIVALENTS AND MARKETABLE SECURITIES

                                                  January 1,2006                      January 2, 2005
                                      -------------------------------------  ------------------------------------
                                       Amortized      Unrealized  Estimated  Amortized      Unrealized  Estimated
(Dollars in Millions)                       Cost  Gains/(Losses)  FairValue       Cost  Gains/(Losses)  FairValue
-----------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
-----------------------------------------------------------------------------------------------------------------
Government securities
  and obligations                     $    1,743               -      1,743      4,213             (1)      4,212
Corporate debt securities                     67               -         67      2,798             (1)      2,797
Money market funds                        11,918               -     11,918      2,153              -       2,153
Time deposits                                985               -        985      1,325              -       1,325
Collateralized mortgage obligations
  and asset backed securities                  -               -          -        397              -         397
Bank notes                                     -               -          -         20              -          20
                                      ---------------------------------------------------------------------------
Total cash equivalents and current
  marketable securities               $   14,713               -     14,713     10,906             (2)     10,904
                                      ===========================================================================
NON-CURRENT INVESTMENTS
-----------------------------------------------------------------------------------------------------------------
Marketable securities                 $       20               -         20         46              -          46
                                      ===========================================================================

Current marketable securities include $14.6 billion and $7.2 billion that are classified as cash equivalents on the balance sheet at January 1, 2006 and January 2, 2005, respectively.


15. FINANCIAL INSTRUMENTS

The Company follows the provisions of SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.
     As of January 1, 2006, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $15 million after-tax. For additional information, see Note 12. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Derivative gains/(losses), initially reported as a component of other comprehensive income, are reclassified to earnings in the period when the forecasted transaction affects earnings.
     For the years ended January 1, 2006, January 2, 2005 and December 28, 2003, the net impact of hedge ineffectiveness, transactions not qualifying for hedge accounting and discontinuance of hedges, to the Company's financial statements was insignificant.
     Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.

CONCENTRATION OF CREDIT RISK

     The Company invests its excess cash in both deposits with major banks throughout the world and other high quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating. On average, these investments mature within six months, and the Company has not incurred any related losses.

16. SAVINGS PLAN

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.
     In the U.S. salaried plan, through 2004, one-third of the Company match was paid in Company stock under an employee stock ownership plan (ESOP) unless the employee chose to


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 55
redirect his or her investment. In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which was recorded as a reduction of shareholders' equity. The remaining shares held by the ESOP trust were allocated to participant accounts by the end of February 2005. From March 2005, and going forward, all company match will be made in cash and will follow the individual employee's investment elections.
     Total Company contributions to the plans were $148 million in 2005, $143 million in 2004 and $128 million in 2003.

17. MERGERS, ACQUISITIONS AND DIVESTITURES

Certain businesses were acquired for $987 million in cash and $141 million of liabilities assumed during 2005. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2005 acquisitions included: TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules; Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market; Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections; and rights to all consumer and professionally dispensed REMBRANDT(R) Brand of oral care products, such as whitening toothpastes, strips, systems and mouth rinses.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $720 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $362 million has been identified as the value of in-process research and development (IPR&D) primarily associated with the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation and Peninsula Pharmaceuticals, Inc.
     The IPR&D charge related to the acquisition of TransForm Pharmaceuticals, Inc. was $50 million and is associated with research related to the discovery and application of superior formulations. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 10%.
     The IPR&D charge related to the acquisition of Closure Medical Corporation was $51 million and is associated with the OMNEX(TM) Surgical Sealant in vascular indications outside Europe and in other potential indications worldwide. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for vascular indications and 60% for all other indications was used to reflect inherent clinical and regulatory risk. The discount rate applied to both vascular and other indications was 15%.
     The IPR&D charge related to the acquisition of Peninsula Pharmaceuticals, Inc. was $252 million and is associated with the development of doripenem, which is in Phase III clinical trials. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 80% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 14%.
     The remaining $9 million in IPR&D was associated with the acquisition of international commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 17%.
     Certain businesses were acquired for $455 million in cash and $15 million of liabilities assumed during 2004. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     In addition, per the terms of the 2003 acquisition agreement with the Link Spine Group, Inc., $125 million in cash was paid to the owners of the Link Spine Group, Inc. in 2004 based on the date the U.S. Food and Drug Administration
(FDA) approved the CHARITE (TM) Artificial Disc. Thus, the 2004 total cash expenditures related to acquisitions were $580 million.
     The 2004 acquisitions included: Merck's 50% interest in the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. European non-prescription pharmaceutical joint venture including all of the infrastructure and brand assets managed by the European joint venture; Egea Biosciences, Inc. through the exercise of the option to acquire the remaining outstanding stock not owned by Johnson & Johnson, which has developed a proprietary technology platform called Gene Writer, that allows for the rapid and highly accurate synthesis of DNA sequences, gene assembly, and construction of large synthetic gene libraries; Artemis Medical, Inc., a privately held company with ultrasound and x-ray visible biopsy site breast markers as well as hybrid markers; U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc.; Biapharm SAS, a privately held French producer and marketer of skin care products centered around the leading brand BIAFINE(R); the assets of Micomed, a privately owned manufacturer of spinal implants primarily focused on supplying the German market; and the acquisition of the AMBI(R) skin care brand for women of color.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $425 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. The $125 million related to the U.S. FDA approval of the CHARITE (TM) Artificial Disc was recorded as additional goodwill associated with the 2003 Link Spine Group, Inc. acquisition. Thus, total additions to intangibles and goodwill in 2004 were $550 million. Approximately $18 million has been identified as the value of IPR&D associated with the Scott Lab, Inc. acquisition. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 25%.
     Certain businesses were acquired for $2.8 billion in cash and $323 million of liabilities assumed during 2003. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2003 acquisitions included: Link Spine Group, Inc., a privately owned corporation with exclusive worldwide rights


PAGE 56                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT
to the CHARITE(TM) Artificial Disc; Scios Inc., a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on auto-immune diseases; 3-Dimensional Pharmaceuticals, Inc., a company with a technology platform focused on the discovery and development of therapeutic small molecules; OraPharma, Inc., a specialty pharmaceutical company focused on the development and commercialization of unique oral therapeutics; and certain assets of Orquest, Inc., a privately held biotechnology company focused on developing biologically-based implants for orthopaedics and spine surgery.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $1.8 billion and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $918 million has been identified as the value of IPR&D primarily associated with the acquisition of Link Spine Group, Inc. and Scios Inc.
     The IPR&D charge related to the Link Spine Group, Inc. acquisition was $170 million and is associated with the CHARITE(TM) Artificial Disc. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 95% was used to reflect inherent clinical and regulatory risk. The discount rate was 19%. The purchase price for the Link Spine Group, Inc. acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of assets and liabilities acquired was approximately $84 million and was allocated to goodwill. Substantially all of the amount allocated to goodwill will not be deductible for tax purposes.
     The IPR&D charge related to Scios Inc. was $730 million and is largely associated with its p-38 kinase inhibitor program. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects using a 16% probability of success factor and a 9% discount rate. The purchase price for the Scios Inc. acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Identifiable intangible assets included patents and trademarks valued at approximately $1.5 billion. The excess of the purchase price over the fair values of assets and liabilities acquired was approximately $440 million and was allocated to goodwill. Substantially all of the amount allocated to goodwill will not be deductible for tax purposes.
     The remaining IPR&D was associated with Orquest, Inc., and 3-Dimensional Pharmaceuticals, Inc., with charges of $11 million and $7 million, respectively.
     Supplemental pro forma information for 2005, 2004 and 2003 per SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations, cash flows or financial position.
     Divestitures in 2005, 2004 and 2003 did not have a material effect on the Company's results of operations, cash flows or financial position.

18. LEGAL PROCEEDINGS

PRODUCT LIABILITY
The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet, and where available by third-party product liability insurance.
     One group of cases against the Company concerns a product of the Company's subsidiary, Janssen Pharmaceutica Inc. (Janssen), PROPULSID(R) (cisapride), which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, numerous lawsuits were filed against Janssen and the Company regarding PROPULSID(R) in state and federal courts across the country.
     These actions seek substantial compensatory and punitive damages and accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off-label use and over promotion. In addition, Janssen and the Company have entered into tolling agreements with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf.
     On February 5, 2004, Janssen announced that it had reached an agreement in principle with the Plaintiffs Steering Committee (PSC) of the PROPULSID(R) Federal Multi-District Litigation (MDL), to resolve federal lawsuits related to PROPULSID(R). The agreement was to become effective once 85% of the death claimants, and 75% of the remainder, agreed to the terms of the settlement. In addition, 12,000 individuals who had not filed lawsuits, but whose claims were the subject of tolling agreements suspending the running of the statutes of limitations against those claims, also had to agree to participate in the settlement before it became effective.
     On March 24, 2005, it was confirmed that the PSC of the MDL had enrolled enough plaintiffs and claimants in the settlement program to make the agreement effective. Of the 282 death plaintiffs subject to the program, 267 (94%) are confirmed enrolled. Of the 3,538 other plaintiffs subject to the program, 3,189 (90%) are confirmed enrolled. In addition, 19,865 "tolled" claimants are confirmed as enrolled. Those participating in the settlement will submit medical records to an independent panel of physicians who will determine whether the claimed injuries were caused by PROPULSID(R) and otherwise meet the standards for compensation. If those standards are met, a court-appointed special master will determine compensatory damages. Janssen has paid into a compensation escrow account $82.6 million, established an administrative fund of $15 million, and paid legal fees to the PSC of $22.5 million, which amount was approved by the court.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 57

     Not participating in the settlement program are 2,407 plaintiffs and 7,723 tolled claimants. Of those, 329 plaintiffs are potentially subject to the MDL settlement but did not enroll in it; 1,529 plaintiffs filed cases in federal court subsequent to February 1, 2004, and thus are not subject to the MDL settlement; and 529 have state court actions and thus are not subject to the settlement. Of those not participating in or subject to the MDL settlement, 133 plaintiffs are alleged to have died from use of the drug and 2,274 assert other personal injury claims. The nature of the claims of the tolled claimants are unknown. Of the remaining federal and state plaintiffs, 2,264 cases (94%) are venued in Mississippi.
     On December 15, 2005, Janssen reached agreement with the MDL PSC and the plaintiffs' State Liaison Committee (SLC) to create a second settlement program for resolving the remaining state and federal lawsuits filed before November 15, 2005, as well as remaining unfiled claims subject to tolling agreements. The new program becomes effective once 90% of the plaintiffs representing decedents and 95% of the other plaintiffs agree to the terms of the settlement. The new program allows enrollment by any claimant who was eligible for the prior settlement program but chose not to enroll, plus state court plaintiffs and federal court plaintiffs filing after February 1, 2004, and thus not eligible. Janssen will pay as compensation a minimum of $14.5 million and a maximum of $15 million into the new settlement program, depending upon the percentage of enrollment above the 90% and 95% thresholds. Janssen will also establish an administrative fund not to exceed $3 million and pay legal fees not to exceed $4 million subject to court approval.
     Janssen and the Company believe they have adequate self-insurance accruals and third-party product liability insurance with respect to these cases. In communications to the Company, the excess insurance carriers have raised certain defenses to their liability under the policies and to date have declined voluntarily to reimburse Janssen and the Company for PROPULSID(R)-related costs despite demand for payment. In May 2005, hearings were held in London in the arbitration proceeding commenced by Janssen and the Company against Allianz Underwriters Insurance Company, which issued the first layer of applicable excess insurance coverage, to obtain reimbursement of PROPULSID(R)-related costs. That proceeding was resolved in a fashion satisfactory to Janssen and the Company in November 2005. In May 2005, the Company commenced arbitration against Lexington Insurance Company, which issued the second layer of excess insurance coverage. In the opinion of the Company, the excess carriers remain legally obligated to provide coverage for the PROPULSID(R)-related losses at issue.

AFFIRMATIVE STENT PATENT LITIGATION

In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. On December 15, 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and on December 21, 2000, the jury in the Medtronic action returned a verdict of $271 million. These sums represent lost profit and reasonable royalty damages to compensate Cordis for infringement but do not include pre or post judgment interest.
     In March and May 2002, the district judge granted Boston Scientific a new trial on liability and damages and vacated the verdict against Medtronic on legal grounds. On August 12, 2003, the Court of Appeals for the Federal Circuit found the trial judge erred in vacating the verdict against Medtronic and remanded the case to the trial judge for further proceedings. In March 2005, the remaining issues were tried in the remanded case against Medtronic and the retrial proceeded against Boston Scientific. Juries returned verdicts of infringement and patent validity in favor of Cordis in both retrials. Cordis has requested the trial court to reinstate with interest the verdicts obtained against those entities in 2000. Defendants in both cases have filed post-trial motions seeking to vacate the jury verdicts or, alternatively, grant them a new trial on damages. Cordis also has pending in Delaware Federal District Court a second action against Medtronic AVE accusing Medtronic of infringement by sale of stent products introduced by Medtronic subsequent to its GFX(R) and MicroStent(R) products, the subject of the earlier action referenced above. That second action was stayed in April 2005 pending the outcome of an arbitration held in late 2005 concerning Medtronic's claim that the products at issue in that case are licensed pursuant to a 1997 license.
     In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2(TM),Taxus(R) and Liberte stents of infringing the Palmaz patent that expired in November 2005. The Liberte stent was also accused of infringing Cordis' Gray patent that expires in 2016. In June 2005, a jury found that the Express2(TM), Taxus(R) and Liberte stents infringed the Palmaz patent and that the Liberte stent also infringed the Gray patent. Boston Scientific has filed post-trial motions seeking to vacate the verdict or obtain a new trial. If those motions are denied, there will be a trial on damages and willfulness in the future.


PAGE 58                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

PATENT LITIGATION AGAINST VARIOUS
JOHNSON & JOHNSON SUBSIDIARIES

     The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties. With respect to all of these matters, the Johnson & Johnson subsidiary involved is vigorously defending against the claims of infringement and disputing, where appropriate, the validity and enforceability of the patent claims asserted against it. On July 1, 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER(R) stent infringed Boston Scientific's Ding `536 patent and that the Cordis CYPHER(R) and BX VELOCITY(R) stents also infringed Boston Scientific Corporation's Jang `021 patent. The jury also found both those patents valid. Cordis has asked the judge to overturn the jury verdicts or grant a new trial. If the judge does not overturn the jury verdicts, there will be a damage and willfulness trial in 2006 and Boston Scientific will seek an injunction against CYPHER(R). If upheld by the trial court, Cordis will appeal the jury verdicts to the Court of Appeals for the Federal Circuit.
     In March 2006, Boston Scientific's case asserting infringement by the CYPHER(R) stent of another Boston Scientific patent is scheduled for trial in Delaware Federal District Court. In that case as well, Boston Scientific seeks an injunction and substantial damages.
     On January 26, 2005, the Federal District Court for the Southern District of Florida granted Cordis summary judgment dismissing a breach of contract and patent infringement suit filed against Cordis by Arlaine and Gina Rockey seeking royalties on the sales of all Cordis balloon expandable stents. Plaintiffs have filed an appeal with the Court of Appeals for the Federal Circuit.
     In an action filed in Belgium by Boston Scientific under its Kastenhofer patent, Boston Scientific is seeking a pan-European injunction against the sale of infringing catheters, i.e., an injunction that would be effective not just in Belgium but in all of the countries served by the European Patent Office. Trial has not been scheduled but could occur during 2006.
     The following chart summarizes various patent lawsuits concerning products of Johnson & Johnson subsidiaries.

                     J&J                       Plaintiff/
Product              Company      Patents      Patent Holder            Court          Trial Date  Date Filed
=============================================================================================================
Drug Eluting Stents  Cordis       Grainger     Boston Scientific Corp.  D. Del.              3/06       12/03
-------------------------------------------------------------------------------------------------------------
Stents               Cordis       Boneau       Medtronic Inc.           D. Del.                 *        4/02
-------------------------------------------------------------------------------------------------------------
Two-layer Catheters  Cordis       Kastenhofer  Boston Scientific Corp.  N.D. Cal                *        2/02
                                  Forman                                Belgium                         12/03
-------------------------------------------------------------------------------------------------------------
Stents               Cordis       Israel       Medinol                  Multiple E.U.           *        5/03
                                                                        jurisdictions
-------------------------------------------------------------------------------------------------------------
Contact Lenses       Vision Care  Nicolson     CIBA Vision              M.D. Fla.               *        9/03
-------------------------------------------------------------------------------------------------------------

* Trial date to be established.

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG
APPLICATIONS (ANDAS)

The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the 30-month stay expires before a ruling from the district court is obtained, the firms involved will have the ability to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company's subsidiary.
     As previously communicated and noted from the following chart, 30-month stays are scheduled to expire during 2006 with respect to ANDA challenges regarding ORTHO TRI-CYCLEN(R) LO, RISPERDAL(R) and TOPAMAX(R). Trial did not occur before the expiration of the stays with respect to ORTHO TRI-CYCLEN(R) LO, is unlikely to occur with respect to RISPERDAL(R), but could occur in the case of TOPAMAX(R). Unless 30-month stays are extended or preliminary injunctions granted, outcomes which are uncertain, final FDA approval to market will occur shortly after expiration of the 30-month stays. Because a firm that launches an ANDA product before trial would be liable potentially for lost profits if found at trial to infringe a valid patent, typically ANDA products are not launched under such circumstances. Nonetheless, such "at risk" launches have occurred in cases involving drugs of Johnson & Johnson subsidiaries, and the risk of such a launch cannot be ruled out.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 59

Brand Name                     Patent/NDA       Generic                      Trial  Date   30-Month
Product                        Holder           Challenger       Court       Date   Filed  Stay Expires
=======================================================================================================
ACIPHEX(R) 20 mg delay         Eisai            Teva             S.D.N.Y.    *      11/03  02/07
release tablet                 (for Janssen)    Dr. Reddy's      S.D.N.Y.    *      11/03  02/07
                                                Mylan            S.D.N.Y.    *      01/04  02/07
-------------------------------------------------------------------------------------------------------
CONCERTA(R)                    McNeil-PPC       Impax            D.Del.      *      09/05  None
18,27,36 and 54 mg             ALZA             Andrx
controlled release tablet
-------------------------------------------------------------------------------------------------------
DITROPAN XL(R), 5, 10, 15 mg   Ortho-McNeil     Mylan            D.W.V.      02/05  05/03  09/05
controlled release tablet      ALZA             Impax            N. D.Cal.   12/05  09/03  01/06
-------------------------------------------------------------------------------------------------------
LEVAQUIN(R) Tablets            Daiichi,         Mylan            D.W.V.      05/04  02/02  07/04
250,500, 750 mg tablets        JJPRD
                               Ortho-McNeil     Teva             D.N.J.      04/06  06/02  11/04
-------------------------------------------------------------------------------------------------------
LEVAQUIN(R) Injectable         Daiichi, JJPRD   Sicor (Teva)     D.N.J.      04/06  12/03  05/06
Single use vials and           Ortho-McNeil
5 mg/ml premix
-------------------------------------------------------------------------------------------------------
LEVAQUIN(R) Injectable         Daiichi, JJPRD   American         D.N.J.      04/06  12/03  05/06
Single use vials               Ortho-McNeil     Pharmaceutical
                                                Partners
-------------------------------------------------------------------------------------------------------
QUIXIN(R) Ophthalmic           Daiichi,         Hi-Tech          D.N.J.      04/06  12/03  05/06
Solution (Levofloxacin)        Ortho-McNeil     Pharmacal
Ophthalmic solution
-------------------------------------------------------------------------------------------------------
ORTHO TRI CYCLEN(R) LO         Ortho-McNeil     Barr             D.N.J.      *      10/03  02/06
0.18 mg/0.025 mg
0.215 mg/0.025 mg
and 0.25 mg/0.025 mg
-------------------------------------------------------------------------------------------------------
PEPCID(R) Complete             McNeil-PPC       Perrigo          S.D.N.Y.    *      02/05  06/07
-------------------------------------------------------------------------------------------------------
RAZADYNE(TM)                   Janssen          Teva             D. Del      06/07  07/05  01/08
                                                Mylan            D. Del      06/07  07/05  01/08
                                                Dr. Reddy's      D. Del      06/07  07/05  01/08
                                                Purepac          D. Del      06/07  07/05  01/08
                                                Barr             D. Del      06/07  07/05  01/08
                                                Par              D. Del      06/07  07/05  01/08
                                                AlphaPharm       D. Del      06/07  07/05  01/08
-------------------------------------------------------------------------------------------------------
RISPERDAL(R) Tablets           Janssen          Mylan            D.N.J.      *      12/03  05/06
..25,0.5, 1,2,3,4                                Dr. Reddy's      D.N.J.      *      12/03  06/06
mg tablets
-------------------------------------------------------------------------------------------------------
RISPERDAL(R) M-Tab             Janssen          Dr. Reddy's      D.N.J.      *      02/05  07/07
0.5,1,2,3,4 mg                                  Barr             D.N.J.      *      10/05  02/08
-------------------------------------------------------------------------------------------------------
TOPAMAX(R)                     Ortho-McNeil     Mylan            D.N.J.      *      04/04  09/06
25,50,100,200 mg tablet                         Cobalt           D.N.J.      *      10/05  03/08
-------------------------------------------------------------------------------------------------------
TOPAMAX(R) SPRINKLE            Ortho-McNeil     Cobalt           D.N.J.      *      12/05  05/08
25,50 mg capsule
-------------------------------------------------------------------------------------------------------
ULTRACET(R) 37.5 tram/         Ortho-McNeil     Kali (Par)       D.N.J.      *      11/02  04/05
325 apap tablet                                 Teva             D.N.J.      *      02/04  07/06
                                                Caraco           E.D. Mich   *      09/04  02/07
-------------------------------------------------------------------------------------------------------

* Trial date to be established.

In the action against Mylan Pharmaceuticals USA (Mylan) involving the Company's subsidiary Ortho-McNeil Pharmaceutical, Inc.'s (Ortho-McNeil) product, DITROPAN XL(R) (oxybutynin chloride), the court on September 27, 2005, found the DITROPAN XL(R) patent invalid and not infringed by Mylan's ANDA product. Ortho-McNeil and ALZA Corporation (ALZA), a subsidiary of the Company, have appealed. In the action against Impax, Impax also received judgment of invalidity based on the decision in the Mylan suit and Ortho-McNeil and ALZA have appealed that decision. Both appeals have been consolidated. Neither Mylan nor Impax has received final FDA approval to launch its ANDA product, but such approval could come at any point.


PAGE 60                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

     On December 20, 2005, Mylan announced that it had entered into two agreements with Ortho-McNeil Pharmaceutical, Inc. regarding oxybutynin chloride extended release tablets. One agreement relates to Ortho-McNeil's supply of certain dosages of oxybutynin chloride extended release tablets and the second relates to a patent license to ALZA intellectual property regarding DITROPAN XL(R). The terms of the agreements, which are confidential, depend on the outcome of the appeal of the West Virginia court's decision and are subject to review by the Federal Trade Commission.
     In the weeks following the adverse ruling in the DITROPAN XL(R) ANDA litigation against Mylan in September 2005, Ortho-McNeil and ALZA received five antitrust class action complaints filed by indirect purchasers of the product. The complaints were filed in various federal courts, but all claim damages based on the laws of over 25 states. They allege that Ortho-McNeil and ALZA violated the antitrust laws of the various states by knowingly pursuing baseless patent litigation, and thereby delaying entry in the market by Mylan and Impax.
     In the action against Mylan involving Ortho-McNeil for LEVAQUIN(R) (levofloxacin), the trial judge on December 23, 2004 found the patent at issue valid, enforceable and infringed by Mylan's ANDA product and issued an injunction precluding sale of the product until patent expiration in late 2010. On December 19, 2005, the Court of Appeals for the Federal Circuit, affirmed the judgment of validity, enforceability and infringement. Mylan has filed a motion for rehearing by the Court of Appeals.
     In the consolidated actions against Teva, Sicor, Hi-Tech Pharmacal, and American Pharmaceutical Partners involving the ANDAs for various Levofloxacin preparations, a trial is tentatively scheduled to begin in April 2006 on the claim that the Levaquin patent was obtained by inequitable conduct and is therefore unenforceable.
     In the action against Kali involving Ortho-McNeil's ULTRACET(R) (tramadol hydrochloride/acetaminophen), Kali moved for summary judgment on the issues of infringement and invalidity. The briefing on that motion was completed in October 2004 and a decision is expected anytime. With respect to claims other than that at issue in the litigation against Kali, Ortho-McNeil has filed a reissue application in the U.S. Patent and Trademark Office seeking to narrow the scope of the claims. Notice of allowance of that patent was received on October 21, 2005. Kali obtained final approval of its ANDA at expiration of the 30-month stay on April 21, 2005, and launched its generic product the same day. If Ortho-McNeil ultimately prevails in its patent infringement action against Kali, Kali will be subject to an injunction and damages.
     In the action against Teva Pharmaceuticals USA (Teva) involving Ortho-McNeil's ULTRACET(R) (tramadol hydrocholoride/acetaminophen), Teva has moved for summary judgment on the issues of infringement and validity. The briefing on that motion was completed in March 2005. A ruling could issue at any point.
     In the action against Caraco involving Ortho-McNeil's ULTRACET(R) (tramadol hydrocholoride/acetaminophen), Caraco's motion for summary judgment of non-infringement was granted on October 20, 2005. Ortho-McNeil has appealed that decision. Caraco launched its generic ULTRACET(R) "at risk" in December 2005.
     With respect to all of the above matters, the Johnson & Johnson subsidiary involved is vigorously defending the validity and enforceability and asserting the infringement of its own or its licensor's patents.

AVERAGE WHOLESALE PRICE (AWP) LITIGATION

Johnson & Johnson and its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Most of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in federal district court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP. In the MDL proceeding in Boston, plaintiffs moved for class certification of all or some portion of their claims. On August 16, 2005, the trial judge certified Massachusetts only classes of private insurers providing "Medi-gap" insurance coverage and private payers for physician-administered drugs where payments were based on AWP. The judge also allowed plaintiffs to file a new complaint seeking to name proper parties to represent a national class of individuals who made co-payments for physician-administered drugs covered by Medicare. The Court of Appeals declined to allow an appeal of those issues and on January 19, 2006, at a hearing on class certification issues, the court indicated its intent to certify the national class as noted above.

OTHER

The New York State Attorney General's office (N.Y. AG) and the Federal Trade Commission issued subpoenas in January and February 2003 seeking documents relating to the marketing of sutures and endoscopic instruments by the Company's Ethicon and Ethicon Endo-Surgery subsidiaries. In February 2005, the N.Y. AG advised that it had closed its investigation. The Connecticut State Attorney General's office also issued a subpoena for the same documents. These subpoenas focus on the bundling of sutures and endoscopic instruments in contracts offered to group purchasing organizations and individual hospitals in which discounts are predicated on the hospital achieving specified market share targets for both categories of products. The operating companies involved have responded to the subpoenas.
     In June 2003, the Company received a request for records and information from the U.S. House of Representatives' Committee on Energy and Commerce in connection with its investigation into pharmaceutical reimbursements and rebates under Medicaid. The Committee's request focuses on the drug REMICADE(R) (infliximab), marketed by the Company's Centocor, Inc. (Centocor) subsidiary. In July 2003, Centocor received a


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 61
request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney's Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney's Office. Both the Company and Centocor responded, or are in the process of responding, to these requests for documents and information.
     In August 2003, the Securities and Exchange Commission (SEC) advised the Company of its informal investigation under the Foreign Corrupt Practices Act of allegations of payments to Polish governmental officials by U.S. pharmaceutical companies. In November 2003, the SEC advised the Company that the investigation had become formal and issued a subpoena for the information previously requested in an informal fashion, in addition to other background documents. The Company and its operating units in Poland have responded to these requests.
     In December 2003, Ortho-McNeil received a subpoena from the United States Attorney's Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX(R) (topiramate). Ortho-McNeil is cooperating in responding to the subpoena. In October 2004, the U.S. Attorney's Office in Boston asked attorneys for Ortho-McNeil to cooperate in facilitating the subpoenaed testimony of several present and former Ortho-McNeil employees before a grand jury in Boston. Cooperation in securing the testimony of additional witnesses before the grand jury has been requested and is being provided.
     In January 2004, Janssen received a subpoena from the Office of the Inspector General of the United States Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL(R) (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL(R) was received from the United States Attorney's Office for the Eastern District of Pennsylvania in November 2005. Janssen is cooperating in responding to these subpoenas.
     In April 2004, the Company's pharmaceutical companies were requested to submit information to the U.S. Senate Finance Committee on their use of the "nominal pricing exception" in calculating Best Price under the Medicaid Rebate Program. This request was sent to manufacturers for the top twenty drugs reimbursed under the Medicaid Program. The Company's pharmaceutical companies have responded to the request. In February 2005 a request for supplemental information was received from the Senate Finance Committee, which has been responded to by the Company's pharmaceutical companies.
     In July 2004, the Company received a letter request from the New York State Attorney General's Office for documents pertaining to marketing, off-label sales and clinical trials for TOPAMAX(R) (topiramate), RISPERDAL(R) (risperidone), PROCRIT(R) (Epoetin alfa), RAZADYNE(TM) (galantamine HBr), REMICADE(R) (infliximab) and ACIPHEX(R) (rabeprazole sodium). The Company has responded to the request.
     In August 2004, Johnson & Johnson Health Care Systems, Inc. (HCS), a Johnson & Johnson subsidiary, received a subpoena from the Dallas, Texas U. S. Attorney's Office seeking documents relating to the relationships between the group purchasing organization Novation and HCS and other Johnson & Johnson subsidiaries. The Company's subsidiaries involved have responded to the subpoena.
     In September 2004, Ortho Biotech Inc. (Ortho Biotech), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Office of Inspector General's Denver, Colorado field office seeking documents directed to sales and marketing of PROCRIT(R) (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech has responded to the subpoena.
     In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney's Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons in training involved in hip and knee replacement and reconstructive surgery. Other leading orthopaedic companies are known to have received the same subpoena. DePuy is responding to the subpoena.
     In June 2005, The United States Senate Committee on Finance requested the Company to produce information regarding its use of educational grants. A similar request was sent to other major pharmaceutical companies. In July 2005, the Committee specifically requested information about educational grants in connection with the drug PROPULSID(R). A follow up request was received from the Committee for additional information in January 2006. The Company is in the process of responding to the most recent request.
     In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the United States Attorney's Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR(R). Scios is responding to the subpoena. In early August 2005, Scios was advised that the investigation will be handled by the United States Attorney's Office for the Northern District of California in San Francisco.
     In September 2005, Johnson & Johnson received a subpoena from the United States Attorney's Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved are in the process of responding to the subpoena.
     In January 2006, Janssen received a civil investigative demand from the Texas Attorney General seeking broad categories of documents related to sales and marketing of RISPERDAL(R). Janssen is in the process of responding to the request.
     In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Company filed its response to plaintiffs' class certification motion in


PAGE 62                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

May 2005. The Company disputes the allegations in the lawsuit and is vigorously defending against them.
     The Company, along with its wholly owned Ethicon and Ethicon Endo-Surgery subsidiaries, are defendants in three federal antitrust actions challenging suture and endo-mechanical contracts with group purchasing organizations and hospitals in which discounts are predicated on a hospital achieving specified market share targets for both categories of products. In each case, plaintiffs seek substantial monetary damages and injunctive relief. These actions are:
Applied Medical v. Ethicon Inc. et al. (C.D.CA, filed September 5, 2003); Conmed
v. Johnson & Johnson et al. (S.D.N.Y., filed November 6, 2003); and Genico v. Ethicon, Inc. et al. (E.D. TX, filed October 15, 2004). In December 2005, two purported class actions were filed on behalf of purchasers of endo-mechanical instruments. These actions, captioned Delaware Valley Surgical Supply Co., Inc.
v. Johnson & Johnson et al. and Niagara Falls Memorial Medical Center v. Johnson & Johnson et al., were both filed in the federal district court for the Central District of California.
     After a remand from the Federal Circuit Court of Appeals in January 2003, a partial retrial was commenced in October and concluded in November 2003 in Federal District Court in Boston, Massachusetts in the action Amgen, Inc. (Amgen) v. Transkaryotic Therapies, Inc. (TKT) and Aventis Pharmaceutical, Inc. (Aventis). The matter is a patent infringement action brought by Amgen against TKT, the developer of a gene-activated EPO product, and Aventis, which held marketing rights to the TKT product, asserting that TKT's product infringes various Amgen patent claims. TKT and Aventis dispute infringement and are seeking to invalidate the Amgen patents asserted against them. On October 15, 2004, the district court issued rulings that upheld its initial findings in 2001 that Amgen's patent claims were valid and infringed. An appeal to the Court of Appeals for the Federal Circuit was argued on December 7, 2005. The Amgen patents at issue in the case are exclusively licensed to Ortho Biotech in the U.S. for non-dialysis indications. Ortho Biotech is not a party to the action.
     In November 2005, Amgen filed suit against Hoffmann-LaRoche, Inc. in the United States District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it will seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. The suit is in its preliminary stages.
     The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

19. EARNINGS PER SHARE

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended January 1, 2006, January 2, 2005 and December 28, 2003:

(Shares in Millions)               2005       2004      2003
--------------------------------------------------------------
Basic net earnings per share     $   3.50      2.87      2.42
Average shares
  outstanding-basic               2,973.9   2,968.4   2,968.1
Potential shares exercisable
  under stock option plans          203.1     186.5     166.6
Less: shares repurchased
  under treasury stock method      (168.9)   (163.8)   (141.4)
Convertible debt shares               4.4      12.4      14.8
                                 -----------------------------
Adjusted average shares
  outstanding-diluted             3,012.5   3,003.5   3,008.1
Diluted net earnings per share   $   3.46      2.84      2.40
                                 =============================

The diluted net earnings per share calculation includes the dilutive effect of convertible debt: a decrease in interest expense of $11 million, $14 million and $15 million after tax for years 2005, 2004 and 2003, respectively.
     Diluted net earnings per share excludes 45 million, 42 million and 47 million shares underlying stock options for 2005, 2004 and 2003, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

20. CAPITAL AND TREASURY STOCK

Changes in treasury stock were:

                                                    Treasury Stock
(Amounts in Millions Except Treasury Stock    -------------------------
Number of Shares in Thousands)                  Shares        Amount
-----------------------------------------------------------------------
Balance at December 29,2002                      151,547   $     6,127
Employee compensation and stock option plans     (21,729)       (1,160)
Conversion of subordinated debentures                (83)           (4)
Repurchase of common stock                        22,134         1,183
                                              -------------------------
Balance at December 28,2003                      151,869         6,146
Employee compensation and stock option plans     (25,340)       (1,403)
Conversion of subordinated debentures             (2,432)         (123)
Repurchase of common stock                        24,722         1,384
                                              -------------------------
Balance at January 2,2005                        148,819         6,004
Employee compensation and stock option plans     (22,708)       (1,458)
Conversion of subordinated debentures             (7,976)         (501)
Repurchase of common stock                        27,229         1,920
                                              -------------------------
Balance at January 1,2006                        145,364   $     5,965
                                              =========================

Shares of common stock issued were 3,119,842,000 shares at the end of 2005, 2004 and 2003.
     Cash dividends paid were $1.275 per share in 2005, compared with dividends of $1.095 per share in 2004 and $0.925 per share in 2003.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE 63

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years 2005 and 2004 are summarized below:

                                                                2005                                      2004
                                             -----------------------------------------  ----------------------------------------
                                              First      Second     Third     Fourth     First   Second     Third       Fourth
(Dollars in Millions Except Per Share Data)  Quarter   Quarter(1)  Quarter  Quarter(2)  Quarter  Quarter  Quarter(3)  Quarter(4)
-------------------------------------------  --------  ----------  -------  ----------  -------  -------  ----------  ----------
Segment sales to customers
Consumer                                     $  2,280       2,278    2,231       2,307    2,047    2,000       2,024       2,262
Pharmaceutical                                  5,755       5,628    5,457       5,482    5,376    5,427       5,485       5,840
Med Devices & Diagnostics                       4,797       4,856    4,622       4,821    4,136    4,057       4,044       4,650
                                             -----------------------------------------------------------------------------------
Total sales                                  $ 12,832      12,762   12,310      12,610   11,559   11,484      11,553      12,752
                                             ===================================================================================
Gross profit                                    9,350       9,254    8,970       8,986    8,192    8,322       8,366       9,046

Earnings before provision
  for taxes on income                           4,062       3,402    3,554       2,638    3,504    3,435       3,274       2,625
Net earnings                                    2,927       2,676    2,625       2,183    2,493    2,458       2,341       1,217
                                             -----------------------------------------------------------------------------------
Basic net earnings per share                 $   0.98        0.90     0.88        0.74     0.84     0.83        0.79        0.41
                                             ===================================================================================
Diluted net earnings per share               $   0.97        0.89     0.87        0.73     0.83     0.82        0.78        0.41
                                             ===================================================================================

(1) The second quarter of 2005 includes an after-tax charge of $353 million for In-Process Research and Development (IPR&D) and a $225 million tax benefit, due to the reversal of a tax liability related to a technical correction associated with the American Jobs Creation Act of 2004.
(2) The fourth quarter of 2005 includes an after-tax charge of $6 million for IPR&D. Shifts in sales to lower tax jurisdictions and expenditures to higher tax jurisdictions had a more significant impact on the fiscal fourth quarter's tax rate.
(3) The third quarter of 2004 includes an after-tax charge of $12 million for IPR&D.
(4) The fourth quarter of 2004 includes $789 million for taxes on the repatriation of unremitted foreign earnings associated with the American Jobs Creation Act of 2004.

22. SUBSEQUENT EVENTS

     On January 25, 2006, the definitive agreement to acquire Guidant Corporation (Guidant) was terminated by Guidant in accordance with its terms. Pursuant to the terms of the agreement, Guidant paid the Company a fee of $705 million on January 26, 2006.
     During the fiscal fourth quarter of 2005, the Company announced its acquisition of Animas Corporation, a leading maker of insulin infusion pumps and related products. The purchase price, net of cash acquired, of the transaction is approximately $518 million and closed in the fiscal first quarter of 2006.
     During the fiscal first quarter of 2006, the Company completed the acquisition of Hand Innovations LLC, a privately held manufacturer of widely used fracture fixation products for the upper extremities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Under Section 404 of The Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
     Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2006. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
     Based on the Company's processes and assessment, as described above, management has concluded that, as of January 1, 2006, the Company's internal control over financial reporting was effective.
     Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 1, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.


PAGE 64                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and Board of Directors of Johnson & Johnson:

We have completed integrated audits of Johnson & Johnson's consolidated financial statements as of and for the years ended January 1, 2006 and January 2, 2005, and of its internal control over financial reporting as of January 1, 2006, and an audit of its consolidated financial statements for the year ended December 28, 2003, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and Subsidiaries (the "Company") at January 1, 2006 and January 2, 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment included in the accompanying, "Management's Report on Internal Control over Financial Reporting," that the Company maintained effective internal control over financial reporting as of January 1, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/  PRICEWATERHOUSECOOPERS LLP

New York, New York
February 28, 2006


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  PAGE 65

SUMMARY OF OPERATIONS AND STATISTICAL DATA 1995-2005                                          JOHNSON & JOHNSON AND SUBSIDIARIES


(Dollars in Millions Except Per Share Figures)     2005       2004      2003      2002      2001      2000      1999      1998
--------------------------------------------------------------------------------------------------------------------------------
Sales to customers-U.S.                          $ 28,377    27,770    25,274    22,455    19,825    17,316    15,532    12,901
Sales to customers-International                   22,137    19,578    16,588    13,843    12,492    11,856    11,825    10,910
                                                 -------------------------------------------------------------------------------
TOTAL SALES                                        50,514    47,348    41,862    36,298    32,317    29,172    27,357    23,811
                                                 ===============================================================================
Cost of products sold                              13,954    13,422    12,176    10,447     9,581     8,957     8,539     7,700
Selling, marketing and administrative expenses     16,877    15,860    14,131    12,216    11,260    10,495    10,065     8,525
Research expense                                    6,312     5,203     4,684     3,957     3,591     3,105     2,768     2,506
Purchased in-process research and development         362        18       918       189       105        66         -       298
Interest income                                      (487)     (195)     (177)     (256)     (456)     (429)     (266)     (302)
Interest expense, net of portion capitalized           54       187       207       160       153       204       255       186
Other (income) expense, net                          (214)       15      (385)      294       185       (94)      119       565
                                                 -------------------------------------------------------------------------------
                                                   36,858    34,510    31,554    27,007    24,419    22,304    21,480    19,478
                                                 -------------------------------------------------------------------------------
EARNINGS BEFORE PROVISION FOR TAXES ON INCOME      13,656    12,838    10,308     9,291     7,898     6,868     5,877     4,333
Provision for taxes on income                       3,245     4,329     3,111     2,694     2,230     1,915     1,604     1,232
                                                 -------------------------------------------------------------------------------
NET EARNINGS                                       10,411     8,509     7,197     6,597     5,668     4,953     4,273     3,101
                                                 ===============================================================================
Percent of sales to customers                        20.6      18.0      17.2      18.2      17.5      17.0      15.6      13.0
Diluted net earnings per share of common stock   $   3.46      2.84      2.40      2.16      1.84      1.61      1.39      1.02
Percent return on average shareholders' equity       29.9      29.0      29.0      28.1      25.4      26.5      27.0      22.2
                                                 ===============================================================================

PERCENT INCREASE OVER PREVIOUS YEAR:
Sales to customers                                    6.7      13.1      15.3      12.3      10.8       6.6      14.9       5.7
Diluted net earnings per share                       21.8      18.3      11.1      17.4      14.3      15.8      36.3         -
                                                 ===============================================================================

SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(1)                $ 22,328    21,053    18,568    16,540    15,333    14,113    13,922    11,779
Total employment costs                             11,824    11,074    10,005     8,450     7,749     7,085     6,537     5,908
Depreciation and amortization                       2,093     2,124     1,869     1,662     1,605     1,592     1,510     1,335
Maintenance and repairs(2)                            510       462       395       360       372       327       322       286
Total tax expense(3)                                4,474     5,393     4,078     3,497     2,995     2,619     2,271     1,881
                                                 ===============================================================================

SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                 10,830    10,436     9,846     8,710     7,719     7,409     7,155     6,767
Additions to property, plant and equipment          2,632     2,175     2,262     2,099     1,731     1,689     1,822     1,610
Total assets                                       58,025    53,317    48,263    40,556    38,488    34,245    31,064    28,966
Long-term debt                                      2,017     2,565     2,955     2,022     2,217     3,163     3,429     2,652
Operating cash flow                                11,877    11,131    10,595     8,176     8,864     6,903     5,920     5,106
                                                 ===============================================================================

COMMON STOCK INFORMATION
Dividends paid per share                         $  1.275     1.095      .925      .795       .70       .62       .55       .49
Shareholders' equity per share                   $  12.73     10.71      9.05      7.65      7.95      6.77      5.70      4.93
Market price per share (year-end close)          $  60.10     63.42     50.62     53.11     59.86     52.53     46.63     41.94
Average shares outstanding (millions) -basic      2,973.9   2,968.4   2,968.1   2,998.3   3,033.8   2,993.5   2,978.2   2,973.6
                                      -diluted    3,012.5   3,003.5   3,008.1   3,054.1   3,099.3   3,099.2   3,100.4   3,082.7
                                                 ===============================================================================
EMPLOYEES (THOUSANDS)                               115.6     109.9     110.6     108.3     101.8     100.9      99.8      96.1
                                                 ===============================================================================


(Dollars in Millions Except Per Share Figures)     1997      1996      1995
-----------------------------------------------------------------------------
Sales to customers-U.S.                           11,814    10,851     9,065
Sales to customers-International                  10,708    10,536     9,472
                                                 ----------------------------
TOTAL SALES                                       22,522    21,387    18,537
                                                 ============================
Cost of products sold                              7,350     7,185     6,352
Selling, marketing and administrative expenses     8,185     7,848     6,950
Research expense                                   2,373     2,109     1,788
Purchased in-process research and development        108         -         -
Interest income                                     (263)     (196)     (151)
Interest expense, net of portion capitalized         179       176       184
Other (income) expense, net                          248       122        70
                                                 ----------------------------
                                                  18,180    17,244    15,193
                                                 ----------------------------
Earnings before provision for taxes on income      4,342     4,143     3,344
Provision for taxes on income                      1,237     1,185       926
                                                 ----------------------------
NET EARNINGS                                       3,105     2,958     2,418
                                                 ============================
Percent of sales to customers                       13.8      13.8      13.0
Diluted net earnings per share of common stock      1.02       .98       .84
Percent return on average shareholders' equity      24.6      27.2      27.6
                                                 ============================

PERCENT INCREASE OVER PREVIOUS YEAR:
Sales to customers                                   5.3      15.4      19.9
Diluted net earnings per share                       4.1      16.7      21.7
                                                 ============================

SUPPLEMENTARY EXPENSE DATA:
Cost of materials and services(1)                 11,702    11,341     9,984
Total employment costs                             5,586     5,447     4,849
Depreciation and amortization                      1,117     1,047       886
Maintenance and repairs(2)                           270       285       257
Total tax expense(3)                               1,824     1,753     1,458
                                                 ============================
SUPPLEMENTARY BALANCE SHEET DATA:
Property, plant and equipment, net                 6,204     6,025     5,544
Additions to property, plant and equipment         1,454     1,427     1,307
Total assets                                      23,615    22,248    19,355
Long-term debt                                     2,084     2,347     2,702
Operating cash flow                                4,210     4,001     3,436
                                                 ============================

COMMON STOCK INFORMATION
Dividends paid per share                            .425      .368       .32
Shareholders' equity per share                      4.51      4.07      3.46
Market price per share (year-end close)            32.44     25.25     21.38
Average shares outstanding (millions) -basic     2,951.9   2,938.0   2,820.1
                                      -diluted   3,073.0   3,046.2   2,890.0
                                                 ============================
EMPLOYEES (THOUSANDS)                               92.6      91.5      84.2
                                                 ============================

(1)  Net of interest and other income.
(2)  Also included in cost of materials and services category.
(3)  Includes taxes on income, payroll, property and other business taxes.


PAGE 66                                     JOHNSON & JOHNSON 2005 ANNUAL REPORT