Form 10-K, Exhibit 13
period 2006-12-31
JOHNSON & JOHNSON
filed 2007-02-21
CIK 200406

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Organization and Business Segments

Description of the Company and Business Segments

      Johnson & Johnson and its subsidiaries (the “Company”) have approximately 122,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus has been on products related to human health and well-being.

      The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby and kids care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-fungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system), urology and virology areas. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction and spinal care products; Ethicon’s wound care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.

      The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

      In all of its product lines, the Company competes with companies both large and small, located throughout the world. Competition is strong in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and improved products is important to the Company’s success in all areas of its business. This also includes protecting the Company’s portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and multiple sales forces. In addition, the development and maintenance of customer acceptance of the Company’s consumer products involves significant expenditures for advertising and promotion.

Management’s Objectives

      A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. New products introduced within the past five years accounted for over 30% of 2006 sales. In 2006, $7.1 billion, or 13.4% of sales was invested in research and development, an increase of $0.7 billion over 2005. This increase reflects management’s commitment to the importance of on-going development of new and differentiated products and services to sustain long term growth.

      With more than 250 operating companies located in 57 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.

      The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

      Unifying the management team and the Company’s dedicated employees in achieving these objectives is Our Credo. Our Credo provides a common set of values and serves as a constant reminder of the Company’s responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

Results of Operations

                  Analysis of Consolidated Sales

      In 2006, worldwide sales increased 5.6% to $53.3 billion, compared to increases of 6.7% in 2005 and 13.1% in 2004. These sales increases consisted of the following:

Sales increase due to:	2006	2005	2004

Volume	3.8%	5.4	8.7
Price	1.5	0.6	1.0
Currency	0.3	0.7	3.4

Total	5.6%	6.7	13.1

      Sales by U.S. companies were $29.8 billion in 2006, $28.4 billion in 2005, and $27.7 billion in 2004. This represents an increase of 4.9% in 2006, 2.2% in 2005, and 9.9% in 2004. Sales by international companies were $23.5 billion in 2006, $22.1 billion in 2005, and $19.6 billion in 2004. This represents an increase of 6.4% in 2006, 13.1% in 2005, and 18.0% in 2004.

      The five-year compound annual growth rates for worldwide, U.S. and international sales were 10.5%, 8.5% and 13.5%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 9.6%, 10.6% and 8.4%, respectively.

      All international geographic regions experienced sales growth during 2006, consisting of 4.9% in Europe, 14.7% in the Western Hemisphere (excluding the U.S.) and 5.2% in the Asia-Pacific, Africa regions. These sales increases include the impact of currency fluctuations between the U.S. dollar and foreign currencies which had positive impacts of 0.5% in Europe, 5.4% in the Western Hemisphere (excluding the U.S.) and a negative impact of 1.4% in the Asia-Pacific, Africa region.

      In 2006 and 2005, the Company did not have a customer that represented 10% or more of total revenues. In 2004, sales to Cardinal Health and McKesson accounted for 10.2% and 10.0% of total revenues, respectively.

      2004 results benefited from the inclusion of a 53rd week. (See Note 1 for Annual Closing Date details.) The Company estimated that the fiscal fourth quarter growth rate in 2004 was enhanced by approximately 2% and the year by approximately 0.5%. The net earnings impact of the additional week in 2004 was negligible.

Analysis of Sales by Business Segments

Consumer Segment

      Consumer segment sales in 2006 were $9.8 billion, an increase of 7.5%, over 2005 with operational growth accounting for 6.4% of the total growth and 1.1% due to positive currency fluctuations. U.S. Consumer segment sales were $4.6 billion, an increase of 3.8%. International sales were $5.2 billion, an increase of 10.9%, with 8.7% as a result of operations and 2.2% due to currency fluctuations over 2005.

      Consumer segment sales growth in 2006 was led by strong sales performance in the Skin Care and Baby & Kids Care franchises. The 2006 Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $2.7 billion, an increase of 2.4% from 2005. This growth was led by the success of the re-launch of the TYLENOL® Upper Respiratory product line with products containing phenylephrine instead of pseudoephedrine, as well as growth in SPLENDA® No Calorie Sweeteners. This was partially offset by sales declines in adult analgesics. The Skin Care franchise sales in 2006 were $2.6 billion, representing an increase of 9.7% over 2005. This was attributable to sales growth in the AVEENO®, JOHNSON’S® adult, suncare, and the newly acquired Groupe Vendôme adult skin care product lines. The Baby & Kids Care franchise sales grew by 11.5% to $1.7 billion in 2006. This strong growth was led by the success of powder product lines in international markets, as well as cleanser, lotion and cream product lines in both U.S.

Major Consumer Franchise Sales:

				% Change

	2006	2005	2004	’06 vs. ’05	’05 vs. ’04

	(Dollars in Millions)
OTC Pharmaceuticals & Nutritionals	$2,742	2,678	2,395	2.4%	11.8
Skin Care	2,633	2,401	2,140	9.7	12.2
Baby & Kids Care	1,740	1,561	1,447	11.5	7.9
Women’s Health	1,666	1,568	1,470	6.3	6.7
Other	993	888	881	11.8	0.8

Total	$9,774	9,096	8,333	7.5%	9.2

and international markets. The Women’s Health franchise sales grew by 6.3% to $1.7 billion in 2006 resulting from solid contributions from the K-Y® and STAYFREE® product lines. Sales in all other franchises grew by 11.8% to $1.0 billion in 2006. This was primarily due to the acquisition of the REMBRANDT® Brand of oral care products.

      The operating results of the Consumer Healthcare business acquired from Pfizer Inc. on December 20, 2006 will be reported in the Company’s financial statements beginning in 2007, as 2006 results subsequent to the acquisition date were not significant.

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

Pharmaceutical Segment

      Pharmaceutical segment sales in 2006 were $23.2 billion, an increase of 4.2% over 2005, with 3.9% of this change due to operational growth and the remaining 0.3% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales were $15.1 billion, an increase of 4.2%. International Pharmaceutical segment sales were $8.1 billion, an increase of 4.2%, which included 3.4% of operational growth and 0.8% related to the positive impact of currency.

      RISPERDAL® (risperidone), a medication that treats the symptoms of schizophrenia and bipolar mania, and RISPERDAL® CONSTA® (risperidone) long acting injection that treats the symptoms of schizophrenia, achieved $4.2 billion in sales in 2006, an increase of 17.8% over prior year. Sales growth was positively impacted by lower rebates for RISPERDAL® and higher demand for RISPERDAL® CONSTA®. U.S. sales of RISPERDAL® and RISPERDAL® CONSTA® increased by 24.3% to $2.4 billion, while international sales increased by 9.9% to $1.8 billion. In October of 2006, the Company received approval from the U.S. Food and Drug Administration (FDA) to market RISPERDAL® for the treatment of irritability associated with autistic disorder in children and adolescents. The RISPERDAL® compound patent is scheduled to expire in the U.S. in December 2007. The Company has submitted pediatric data to the FDA in order to extend exclusivity through June 2008. The expiration of a product patent typically results in a loss of market exclusivity and can result in a significant reduction in sales.

      PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $3.2 billion in 2006, a decline of 4.3% compared to prior year. PROCRIT® experienced a sales decline of 8.1% in 2006 due to a competitor’s anticompetitive contracting strategy in oncology clinics. EPREX® sales increased by 3.5% in 2006. The approval of the once weekly administration and the recent restoration to the label of subcutaneous administration for EPREX® in Europe resulted in volume gains. Although the EPREX® patent has expired in most major European markets, no erythropoietin product has been approved using the biosimilar regulatory pathway. Several companies have made filings using the pathway and their filings are under review. The Company cannot predict when such products may be approved.

      REMICADE® (infliximab), a biologic approved for the treatment of Crohn’s disease, ankylosing spondylitis, psoriatic arthritis, ulcerative colitis and use in the treatment of rheumatoid arthritis, achieved sales of $3.0 billion in 2006, with growth of 18.9% over prior year. Continued growth was driven by increased demand due to expanded indications. During the fiscal third quarter of 2006, REMICADE® received FDA approval for the treatment of adults with chronic severe plaque psoriasis.

      TOPAMAX® (topiramate), which has been approved for adjunctive and monotherapy use in epilepsy, as well as for the prophylactic treatment of migraines, achieved $2.0 billion in sales in 2006, an increase of 20.7% over prior year. The migraine indication was the key driver of 2006 sales growth.

      LEVAQUIN® (levofloxacin) and FLOXIN® (ofloxacin) achieved combined sales of $1.5 billion in 2006, representing growth of 2.5% over prior year. This growth was achieved despite a lack of growth in the market.

      DURAGESIC®/ Fentanyl Transdermal (fentanyl transdermal system) sales declined to $1.3 billion in 2006, a reduction of 18.3% from 2005. This decline was the result of the impact of generic competition in the U.S. and certain international markets. Generic competition in the U.S. began in January 2005.

      The hormonal contraceptive franchise sales declined to $1.0 billion in 2006, a reduction of 10.6% from 2005. ORTHO

Major Pharmaceutical Product Revenues:

				% Change

	2006	2005	2004	’06 vs. ’05	’05 vs. ’04

	(Dollars in Millions)
RISPERDAL® (risperidone)/ RISPERDAL® CONSTA® (risperidone)	$4,183	3,552	3,050	17.8%	16.5
PROCRIT®/ EPREX® (Epoetin alfa)	3,180	3,324	3,589	(4.3)	(7.4)
REMICADE® (infliximab)	3,013	2,535	2,145	18.9	18.2
TOPAMAX® (topiramate)	2,027	1,680	1,410	20.7	19.1
LEVAQUIN®/ FLOXIN® (levofloxacin/ofloxacin)	1,530	1,492	1,296	2.5	15.2
DURAGESIC® / Fentanyl Transdermal (fentanyl transdermal system)	1,295	1,585	2,083	(18.3)	(23.9)
ACIPHEX®/ PARIET® (rabeprazole sodium)	1,239	1,169	1,116	6.0	4.7
Hormonal Contraceptives	1,016	1,136	1,278	(10.6)	(11.1)
Other	5,784	5,849	6,161	(1.1)	(5.1)

Total	$23,267	22,322	22,128	4.2%	0.9

EVRA® (norelgestromin/ethinyl estradiol), the first contraceptive patch approved by the FDA, experienced a significant decline in sales as a result of labeling changes and negative media coverage concerning product safety. The sales decline was also a result of continued generic competition in oral contraceptives. Growth in ORTHO TRI-CYCLEN® LO (norgestimate/ethinyl estradiol), a low dose oral contraceptive partially offset the sales decline in the hormonal contraceptive franchise.

      CONCERTA®(methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder, achieved sales of $0.9 billion in 2006, representing an increase of 20.2% over 2005. Although the original CONCERTA® patent expired in 2004, two new CONCERTA® patents have been issued which expire in 2017. At present, the FDA has not approved any generic version that is substitutable for CONCERTA®. Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA® are pending and may be approved at any time.

      NATRECOR® (nesiritide), a product for the treatment of patients with acutely decompensated congestive heart failure who have dyspnea at rest or with minimal activity, has experienced a significant decline in demand due to negative media coverage regarding a meta analysis of selected historical clinical trials. The Company believes that the data does not support the conclusions of these medical and consumer publications and the currently approved label for NATRECOR® reflects all available data to date.

      NATRECOR® was purchased by the Company in 2003 and resulted in the recording of an intangible asset, which is being amortized over 12 years. The remaining unamortized intangible value associated with NATRECOR® was $1.0 billion at the end of the fiscal fourth quarter of 2006, and based on the current estimate of projected future cash flows, no adjustment to this intangible asset is required. The Company is currently conducting several clinical trials for NATRECOR®, the outcomes of which cannot be predicted and may impact the projections of future cash flows.

      During 2006, the Company received FDA approval for PREZISTATM (darunavir), an anti-HIV medication, and INVEGATM (paliperidone) Extended-Release Tablets, a new atypical antipsychotic, for the treatment of schizophrenia. Additionally, IONSYSTM (fentanyl iontophoretic transdermal system), the first needle-free, patient-activated analgesic system received FDA and European Commission approval. JURNISTATM prolonged-release tablets (Hydromorphone HCl), a new prescription treatment for severe pain, received approval through the European Mutual Recognition Procedure in 2006.

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

      Pharmaceutical segment sales in 2004 were $22.1 billion, an increase of 13.4% over 2003, with 10.7% due to operational growth and 2.7% due to positive currency fluctuations. U.S. Pharmaceutical segment sales increased by 12.7% while international Pharmaceutical segment sales grew 14.8% over 2003. This included operational growth of 6.4% and 8.4% related to the positive impact from currency.

      Pharmaceutical segment sales in 2005 and 2004 included a benefit from adjustments related to previously estimated performance based rebate allowances and managed care contracts. These adjustments were less than 1.0% of sales in both 2005 and 2004.

Medical Devices and Diagnostics Segment

      The Medical Devices and Diagnostics segment achieved sales of $20.3 billion in 2006, representing an increase over the prior year of 6.2%, with operational growth of 6.4% and a negative impact from currency of 0.2%. U.S. sales were $10.1 billion, an increase of 6.5%. International sales were $10.2 billion, an increase of 5.9%, with 6.2% from operations and a negative currency impact of 0.3%.

      The DePuy franchise achieved $4.1 billion in sales in 2006, which was a 6.7% increase over prior year. This growth was primarily due to DePuy’s orthopaedic joint reconstruction products, Mitek sports medicine products and the trauma business. The acquisitions of Future Medical Systems S.A. and Hand Innovations LLC also contributed to this growth.

      The Cordis franchise achieved sales of $4.1 billion in 2006, an increase of 2.6% over 2005. Sales of the CYPHER® Sirolimus-eluting Stent, the largest product in the Cordis franchise, were relatively flat. The relatively modest growth in CYPHER® Sirolimus-eluting Stent sales was caused by lower average selling prices, negative media and a regulatory focus concerning drug eluting stents and the corresponding lack of market growth. There were strong performances by the Biosense Webster and endovascular businesses in 2006. During the fiscal third quarter of 2006, the Company received FDA approval to market the PRECISE® Nitinol Stent and the ANGIOGUARDTM Emboli Capture Guidewire to treat carotid artery disease. In addition, the Company received CE Mark

Major Medical Devices and Diagnostics Franchise Sales*:

				% Change

	2006	2005	2004	’06 vs. ’05	’05 vs. ’04

	(Dollars in Millions)
DEPUY®	$4,105	3,847	3,420	6.7%	12.5
CORDIS®	4,088	3,982	3,213	2.6	24.0
ETHICON ENDO-SURGERY®	3,376	3,105	2,854	8.7	8.8
ETHICON®	3,213	3,092	2,833	3.9	9.1
LIFESCAN®	2,074	1,909	1,701	8.6	12.3
Vision Care	1,879	1,694	1,530	10.9	10.7
ORTHO-CLINICAL DIAGNOSTICS®	1,488	1,408	1,273	5.7	10.6
Other	60	59	63	1.7	(6.3)

Total	$20,283	19,096	16,887	6.2%	13.1

*	Prior year amounts have been restated to conform with current presentation.

approval in Europe for the CYPHER SELECTTM Sirolimus-eluting Stent for use in the treatment of severe arterial disease in the leg.

      In April and July of 2004, the Cordis Cardiology Division of Cordis Corporation received Warning Letters from the FDA regarding Good Manufacturing Practice regulations and Good Clinical Practice regulations. In response to the Warning Letters, Cordis has made improvements to its quality systems and has provided periodic updates to the FDA. The Clinical Warning Letter issues have been resolved to the FDA’s satisfaction. With respect to the Quality System Warning Letter, in addition to the improvement updates, the Cordis Juarez, Mexico and stent supplier locations were inspected with acceptable results. The FDA inspected the Miami site and the Global Quality System, including Design Control system, in August 2006, with acceptable results; Cordis received no observations from the FDA during this inspection. The FDA inspections were completed in Cordis LLC in San German, Puerto Rico and Cordis laboratory operations in Warren, New Jersey in January 2007, thereby completing all scheduled follow up inspections. Cordis is in the process of evaluating and reviewing the overall results of the inspections with the FDA.

      The Ethicon Endo-Surgery franchise achieved sales of $3.4 billion in 2006, an 8.7% increase over 2005. A major contributor of growth continues to be endocutter sales, which include products used in performing bariatric procedures for the treatment of obesity, an important focus area for the franchise. Strong results were achieved with the success of the HARMONIC SCALPEL®, an ultrasonic cutting and coagulating surgical device, which received approval in January 2006 for expanded indications to include plastic surgery. There was also strong growth in advanced sterilization products.

      The Ethicon franchise sales grew 3.9% in 2006, reaching $3.2 billion. This was a result of solid growth in mesh and women’s health and urology products. Sales of both GYNECARE® products and DERMABOND® had strong results in 2006. There was also continued growth in suture sales.

      The LifeScan franchise achieved $2.1 billion in sales in 2006, an increase of 8.6% over 2005. Animas Corporation, which was acquired in the fiscal first quarter of 2006, provided LifeScan with a platform for entry into the insulin pump segment of the diabetes market, was a key contributor to this growth. Strong performance was also achieved in the ONETOUCH® ULTRA® product line in both U.S. and international markets.

      Sales in the Vision Care franchise reached $1.9 billion in 2006, a growth rate of 10.9% over the prior year. This growth was led by the global success of ACUVUE® OASYSTM Brand Contact Lenses with HYDRACLEARTM PLUS and ACUVUE® ADVANCETM for ASTIGMATISM and the international success of 1-DAY ACUVUE® MOISTTM and ACUVUE® DEFINE.TM

      The Ortho-Clinical Diagnostics franchise achieved $1.5 billion in sales in 2006, a 5.7% increase over 2005. Growth was achieved in clinical laboratory and immunohematology sales in both the U.S. and international markets.

      The Medical Devices and Diagnostics segment achieved sales of $19.1 billion in 2005, representing an increase over the prior year of 13.1%, with operational growth of 12.5% and a positive impact from currency of 0.6%. U.S. sales increased 10.6% while international sales increased 15.7%, with 14.5% from operations and 1.2% from currency.

      In 2004, the Medical Devices and Diagnostics segment achieved sales of $16.9 billion, representing an increase over the prior year of 13.2% with operational growth of 9.0% and a positive impact from currency of 4.2%. U.S. sales increased 6.9% while international sales increased 20.7%, with 11.4% from operations and 9.3% from currency.

Analysis of Consolidated Earnings Before Provision for Taxes on Income

      Consolidated earnings before provision for taxes on income increased to $14.6 billion, or 11.2%, over the $13.1 billion earned in 2005. The increase in 2005 was 6.4% over the $12.3 billion in 2004. As a percent to sales, consolidated earnings before provision for taxes on income in 2006 was 27.4% which was an improvement of 1.4% from 2005. There was no change as a percent to sales between 2005 and 2004. For 2004, the improvement was 2.7% over the 23.3% in 2003. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

      Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

	2006	2005	2004

	% of Sales
Cost of products sold	28.2%	27.7	28.5
Percent point increase/(decrease) over the prior year	0.5	(0.8)	(0.7)
Selling, marketing and administrative expenses	32.7	34.1	34.2
Percent point increase/(decrease) over the prior year	(1.4)	(0.1)	(0.3)

      In 2006, there was an increase in the percent to sales of cost of products sold. This was due to unfavorable product mix and higher manufacturing costs in the Pharmaceutical and Consumer segments. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2006. This was a result of leveraging selling expenses and a reduction in advertising and promotional spending. During 2006, the Company continued to focus on controlling expenses.

      In 2005, there was a decrease in the percent to sales of cost of products sold. This was due to lower manufacturing costs primarily related to the CYPHER® Sirolimus-eluting Stent, as well as ongoing cost containment activity across the organization, partially offset by the negative impact of pharmaceutical product mix. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to cost containment initiatives in the Pharmaceutical segment partially offset by increases in investment spending in the Medical Devices and Diagnostics segment.

      In 2004, there was a decrease in the percent to sales of cost of products sold. This was due to favorable mix, as well as cost improvement initiatives. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to the Company’s focus on managing expenses, partially offset by an increase in investment spending across a number of businesses focused on driving future growth.

      Research and Development: Research and development activities represent a significant part of the Company’s business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. Worldwide costs of research activities, excluding in-process research and development charges, were as follows:

	2006	2005	2004

	(Dollars in Millions)
Research and development expense	$7,125	6,462	5,344
Percent increase over the prior year	10.3%	20.9	10.6
Percent of sales	13.4%	12.8	11.3

      Research and development expense as a percent of sales for the Pharmaceutical segment was 21.3% for 2006, 20.2% for 2005, and 16.7% for 2004. Combined research and development expense as a percent to sales in the Consumer and Medical Devices and Diagnostics segments were 7.2%, 6.9%, and 6.5% in 2006, 2005 and 2004, respectively.

      Research and development activities accelerated in the Pharmaceutical segment, increasing to $5.0 billion, or 9.9%, over 2005. The compound annual growth rate was approximately 14.6% for the five-year period since 2001.

      The increased investment in research and development in all segments, demonstrates the Company’s focus on knowledge based products, and reflects a significant number of projects in late stage development.

      In-Process Research and Development: In 2006, the Company recorded in-process research and development (IPR&D) charges of $559 million before tax related to the acquisitions of the Consumer Healthcare business of Pfizer Inc., Vascular Control Systems, Inc., Ensure Medical, Inc., ColBar LifeScience Ltd., Hand Innovations LLC and Future Medical Systems S.A. The Consumer Healthcare business of Pfizer Inc. accounted for $320 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications, accounted for $87 million before tax of the IPR&D charges. Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery, accounted for $66 million before tax of the IPR&D charges. ColBar LifeScience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering, accounted for $49 million before tax of the IPR&D charges. Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities, accounted for $22 million before tax of the IPR&D charges. Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems, accounted for $15 million before tax of the IPR&D charges.

      In 2005, the Company recorded IPR&D charges of $362 million before tax related to the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation, Peninsula Pharmaceuticals, Inc., and the international commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules, accounted for $50 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market, accounted for $51 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections, accounted for $252 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. The $9 million before tax IPR&D charge related to Scott Lab, Inc. referred to above was included in the operating profit of the Medical Devices and Diagnostics segment.

      In 2004, the Company recorded IPR&D charges of $18 million before tax as a result of the acquisition of U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. This charge was included in the operating profit of the Medical Devices and Diagnostics segment.

      Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, minority interests, litigation settlements and liabilities and royalty income. The change in other (income) expense, net from 2006 to 2005 was an increase in income of $457 million.

      In 2006, other (income) expense, net included the gain associated with the Guidant acquisition agreement termination fee, less associated expenses, of $622 million. Other (income) expense, net also included royalty income partially offset by expenses associated with the recording of additional product liability reserves and the integration costs associated with the acquisition of Pfizer Consumer Healthcare.

      In 2005, other (income) expense, net included royalty income partially offset by several expense items, none of which were individually significant.

      In 2004, other (income) expense, net included several expense items, none of which were individually significant, partially offset by royalty income.

     Operating Profit by Segment

      Operating profits by segment of business were as follows:

			Percent of
			Segment Sales

	2006	2005	2006	2005

	(Dollars in Millions)
Consumer	$1,374	1,592	14.1%	17.5
Pharmaceutical	6,894	6,365	29.6	28.5
Med Devices and Diag	6,126	5,240	30.2	27.4

Segments total	14,394	13,197	27.0	26.1
Less: (Income)/Expenses not allocated to segments(1)	(193)	81

Earnings before provision for taxes on income	$14,587	13,116	27.4%	26.0

(1)	Amounts not allocated to segments include interest (income)/expense, minority interest, and general corporate (income)/expense.

      Consumer Segment: Consumer segment operating profit in 2006 decreased 13.7% from 2005. As a percent to sales, 2006 operating profit declined to 14.1% resulting from $320 million of IPR&D expenses as well as expenses associated with the Pfizer Consumer Healthcare integration recorded during 2006. Consumer segment operating profit in 2005 increased 10.2% over the prior year. As a percent to sales, 2005 operating profit increased slightly to 17.5%, despite increases in investment spending in advertising and research and development.

      Pharmaceutical Segment: In 2006, Pharmaceutical segment operating profit increased 8.3% and as a percent to sales increased to 29.6%. This increase was the result of $302 million of IPR&D recorded during 2005 partially offset by increases in research and development spending and lower gross margins in 2006. In 2005, Pharmaceutical segment operating profit decreased 13.7%, and as a percent to sales declined 4.8% from 2004 to 28.5%. This change was primarily due to increased investment in research and development spending, as well as the impact of $302 million of IPR&D expenses in 2005.

      Medical Devices and Diagnostics Segment: In 2006, the operating profit in the Medical Devices and Diagnostics segment increased 16.9%, and as a percent to sales increased 2.8%. The primary driver of the improved operating profit was the Guidant acquisition agreement termination fee, less associated expenses, of $622 million recorded during 2006. This was partially offset by increases in IPR&D charges. In addition, advertising and promotional expense leveraging were offset in part by increases in research and development spending.

      In 2005, the Medical Devices and Diagnostics segment operating profit increased 33.5%, and as a percent to sales increased 4.2% from 2004 to 27.4%. This increase was driven by improved gross margins due to cost reduction programs and product mix, primarily related to the CYPHER® Sirolimus-eluting Stent. This was partially offset by an increased investment in research and development spending.

      Interest (Income) Expense: Interest income in 2006 increased by $342 million due primarily to higher rates of interest, as well as a higher average cash balance despite the $5.0 billion common stock repurchase program and an increase in acquisition activity. The cash balance, including current marketable securities was $4.1 billion at the end of 2006 and averaged $15.7 billion, as compared to the $14.3 billion average cash balance in 2005.

      Interest expense in 2006 increased slightly as compared to 2005 due to a higher average debt balance, from $2.6 billion in 2005 to $3.1 billion in 2006. This was partially offset by a decrease in interest rates.

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

      Provision for Taxes on Income: The worldwide effective income tax rate was 24.2% in 2006, 23.3% in 2005 and 33.7% in 2004. The 2006 tax rate benefited from a reversal of tax allowances of $134 million associated with the Tibotec business, partially offset by the Guidant acquisition agreement termination fee recorded at a 40.8% rate. The 2005 effective tax rate included a benefit of $225 million, due to the reversal of a tax liability previously recorded during the fiscal fourth quarter of 2004, related to a technical correction to the American Jobs Creation Act of 2004.

Liquidity and Capital Resources

     Cash Flows

      In 2006, cash flow from operations was $14.2 billion, an increase of $2.4 billion over 2005. The increase in cash generated from operations was a result of a net income increase of $1.2 billion, net of the non-cash impact of IPR&D charges. The major changes in assets and liabilities were a $2.7 billion increase in accounts payable and accrued liabilities partially offset by a $0.9 billion increase in deferred taxes and a $0.8 billion increase in other current and non-current assets.

      Net cash used by investing activities increased by $20.0 billion. This was primarily due to a $17.0 billion increase in acquisition activity most of which occurred late in the fiscal fourth quarter. For a more detailed discussion on mergers and acquisitions, see Note 17. There was also a $3.6 billion net decrease in sales of investments. Capital expenditures were $2.7 billion, $2.6 billion and $2.2 billion in 2006, 2005, and 2004, respectively.

      Net cash used by financing activities increased by $1.7 billion. This was due to the $5.0 billion used for the common stock repurchase program which was publicly announced on March 8, 2006 and completed early in the fiscal fourth quarter of 2006. This was partially offset by $3.3 billion of net proceeds from short term debt.

      Cash and current marketable securities were $4.1 billion at the end of 2006 as compared with $16.1 billion at the end of 2005, primarily due to the acquisition of the Consumer Healthcare business of Pfizer Inc. on December 20, 2006.

      Cash generated from operations amounted to $11.8 billion in 2005, which was $0.7 billion more than the cash generated from operations in 2004 of $11.1 billion. The major factors contributing to the increase were a net income increase of $2.2 billion, net of the non-cash impact of IPR&D charges. A $1.0 billion decrease in other current and non-current assets also contributed to this increase. This was partially offset by a $1.5 billion decrease in accounts payable and accrued liabilities. Additionally, cash payments of approximately $0.5 billion were made for previously accrued taxes on the repatriation of undistributed international earnings in accordance with the American Jobs Creation Act of 2004. There was also an increase of approximately $0.2 billion in pension funding in 2005 as compared to 2004.

     Financing and Market Risk

      The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency products costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 31, 2006 market rates would increase the unrealized value of the Company’s forward contracts by $262 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 31, 2006 market rates would decrease the unrealized value of the Company’s forward contracts by $320 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future earnings and cash flows.

      The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $127 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future cash flows.

      The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an “A” (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counter-party. Management believes the risk of loss is remote.

      Total unused credit available to the Company approximates $10.8 billion, including $9 billion of credit commitments, of which $3.75 billion expire September 27, 2007, $4 billion expire October 30, 2007 and $1.25 billion expire September 28, 2011. Also included are $0.75 billion of uncommitted lines with various banks worldwide that expire during 2007.

      Total borrowings at the end of 2006 and 2005 were $6.6 billion and $2.7 billion, respectively. The increase in borrowings between 2005 and 2006 was a result of financing the acquisition of the Consumer Healthcare business of Pfizer Inc. in December 2006. In 2006, net debt (cash and current marketable securities net of debt) was $2.5 billion compared to net cash of $13.5 billion in 2005. Total debt represented 14.4% of total capital (shareholders’ equity and total debt) in 2006 and 6.5% of total capital in 2005. Shareholders’ equity per share at the end of 2006 was $13.59 compared with $13.01 at year-end 2005, an increase of 4.5%.

      For the period ended December 31, 2006, there were no material cash commitments. Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 6.

Long-Term Contractual Obligations and Commitments

      The Company has long-term contractual obligations, primarily lease, debt obligations and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 31, 2006 (see Notes 4, 6 and 13 for further details):

		Long-Term	Unfunded
	Operating	Debt	Retirement
	Leases	Obligations(1)	Plans	Total

	(Dollars in Millions)
2007	$187	9	41	237
2008	162	9	42	213
2009	137	240	44	421
2010	115	9	45	169
2011	98	6	47	151
After 2011	150	1,750	260	2,160

Total	$849	2,023	479	3,351

(1)	Amounts do not include interest expense.

     Share Repurchase and Dividends

      On March 8, 2006, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $5.0 billion of the Company’s common stock. This program was completed early in the fiscal fourth quarter of 2006 with 81.3 million shares repurchased. In addition the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

      The Company increased its dividend in 2006 for the 44th consecutive year. Cash dividends paid were $1.455 per share in 2006, compared with dividends of $1.275 per share in 2005 and $1.095 per share in 2004. The dividends were distributed as follows:

	2006	2005	2004

First quarter	$0.330	0.285	0.240
Second quarter	0.375	0.330	0.285
Third quarter	0.375	0.330	0.285
Fourth quarter	0.375	0.330	0.285

Total	$1.455	1.275	1.095

      On January 2, 2007, the Board of Directors declared a regular cash dividend of $0.375 per share, payable on March 13, 2007, to shareholders of record as of February 27, 2007. The Company expects to continue the practice of paying regular cash dividends.

Other Information

     Critical Accounting Policies and Estimates

      Management’s discussion and analysis of results of operations and financial condition are based on the Company’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company’s operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

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

      Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales.

      Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are derived by estimating sales volumes for the incentive period and are recorded as products are sold.

      Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a financial statement impact.

      Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the years ended December 31, 2006 and January 1, 2006.

     Consumer Segment

	Balance at			Balance at
	Beginning		Payments/	End
	of Period	Accruals	Other	of Period

	(Dollars in Millions)
2006
Accrued rebates(1)	$144	352	(332)	164
Accrued returns	78	117	(103)	92
Accrued promotions	172	1,555	(1,516)	211

Subtotal	$394	2,024	(1,951)	467

Reserve for doubtful accounts	35	10	(3)	42
Reserve for cash discounts	13	176	(174)	15

Total	$442	2,210	(2,128)	524

2005
Accrued rebates(1)	$110	635	(601)	144
Accrued returns	58	129	(109)	78
Accrued promotions	176	1,417	(1,421)	172

Subtotal	$344	2,181	(2,131)	394

Reserve for doubtful accounts	37	3	(5)	35
Reserve for cash discounts	13	286	(286)	13

Total	$394	2,470	(2,422)	442

(1)	Includes reserve for customer rebates of $54 million at December 31, 2006 and $33 million at January 1, 2006, recorded as a contra asset.

     Pharmaceutical Segment

	Balance at				Balance at
	Beginning			Payments/	End
	of Period	Accruals		Other	of Period

	(Dollars in Millions)
2006
Accrued rebates(1)	$1,119	2,857		(2,743)	1,233
Accrued returns	287	67		(30)	324
Accrued promotions	160	625		(580)	205

Subtotal	$1,566	3,549		(3,353)	1,762

Reserve for doubtful accounts	36	0		(6)	30
Reserve for cash discounts	29	503		(503)	29

Total	$1,631	4,052		(3,862)	1,821

2005
Accrued rebates(1)	$1,489	2,604	(2)	(2,974)	1,119
Accrued returns	265	31		(9)	287
Accrued promotions	217	540		(597)	160

Subtotal	$1,971	3,175		(3,580)	1,566

Reserve for doubtful accounts	59	(5)		(18)	36
Reserve for cash discounts	37	407		(415)	29

Total	$2,067	3,577		(4,013)	1,631

(1)	Includes reserve for customer rebates of $227 million at December 31, 2006 and $172 million at January 1, 2006, recorded as a contra asset.

(2)	Includes $186 million related to previously estimated performance-based rebate allowances in managed care contracts.

     Medical Devices and Diagnostics Segment

	Balance at			Balance at
	Beginning		Payments/	End
	of Period	Accruals	Other	of Period

	(Dollars in Millions)
2006
Accrued rebates(1)	$302	1,808	(1,816)	294
Accrued returns	170	26	(13)	183
Accrued promotions	56	104	(119)	41

Subtotal	$528	1,938	(1,948)	518

Reserve for doubtful accounts	93	7	(12)	88
Reserve for cash discounts	15	188	(185)	18

Total	$636	2,133	(2,145)	624

2005
Accrued rebates(1)	$263	2,062	(2,023)	302
Accrued returns	134	225	(189)	170
Accrued promotions	73	155	(172)	56

Subtotal	$470	2,442	(2,384)	528

Reserve for doubtful accounts	110	21	(38)	93
Reserve for cash discounts	12	168	(165)	15

Total	$592	2,631	(2,587)	636

(1)	Includes reserve for customer rebates of $277 million at December 31, 2006 and $266 million at January 1, 2006, recorded as a contra asset.

      The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers.

      Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and U.S. tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not result in a material effect on the Company’s results of operations, cash flows or financial position.

      In 2005, the Company repatriated $10.8 billion of undistributed international earnings in accordance with the American Jobs Creation Act of 2004 (AJCA), and recorded a tax charge of $789 million during the fiscal fourth quarter of 2004. During the fiscal second quarter of 2005, the Company recorded a tax benefit of $225 million, due to the reversal of the tax liability previously recorded during the fiscal fourth quarter of 2004, associated with a technical correction made to the AJCA in May 2005. At December 31, 2006 and January 1, 2006, the cumulative amount of undistributed international earnings were approximately $17.9 billion and $11.9 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

      Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses, opinions of legal counsel and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third party insurers.

      Long-Lived and Intangible Assets: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company’s property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

      Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, that cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 for further detail on these rates and the effect a rate change would have on the Company’s results of operations. The Company adopted SFAS No. 158, Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires the recognition of the funded status of a benefit plan in the statement of financial position, and that changes in the funded status in the year in which the changes occur be recognized through other comprehensive income (OCI), net of tax.

      Stock Options: During the fiscal first quarter of 2006, the Company adopted SFAS No. 123(R), Share Based Payment. The Company has applied the modified retrospective transition method to implement SFAS No. 123(R). Previously reported financial statements have been restated in accordance with the provisions of SFAS No. 123(R). See Note 10 for further information regarding stock options.

     New Accounting Standards

      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (such as employee stock options and restricted stock units). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options and restricted stock units) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Company adopted this statement in the fiscal first quarter of 2006, applying the modified retrospective transition method. Previously reported financial statements have been restated to reflect the adoption of SFAS No. 123(R).

      The Company implemented SFAS 151, Inventory Costs, an amendment of ARB No. 43 in the fiscal first quarter of 2006. The adoption of this statement did not have a material effect on the Company’s results of operations, cash flows or financial position.

      In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company will adopt it accordingly. The Company is assessing the impact of the adoption of FIN 48 and currently does not believe that the adoption will have a material effect on its results of operations, cash flows or financial position.

      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 and the Company will adopt the statement at that time. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.

      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year end 2006 and the Company adopted the statement at that time.

      In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective at fiscal year end 2006. The implementation of this bulletin had no impact on the Company’s results of operations, cash flows or financial position.

      The following accounting pronouncements became effective in 2005 and did not have a material impact on the Company’s results of operations, cash flows or financial position:

•	FIN 47: Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.

•	SFAS 153: Exchanges of Non-monetary Assets, an amendment of APB 29.

      The following accounting pronouncements became effective in 2004 and did not have a material impact on the Company’s results of operations, cash flows or financial position:

•	EITF Issue 02-14: Whether an Investor should apply the Equity Method of Accounting to Investments other than Common Stock.

•	EITF Issue 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination.

     Economic and Market Factors

      Johnson & Johnson is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long standing policy of pricing products responsibly. For the period 1996 — 2006, in the United States, the weighted average compound annual growth rate of Johnson & Johnson net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

      Inflation rates, even though moderate in many parts of the world during 2006, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. The Company faces various worldwide health care changes that may result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

      The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications seeking to market generic forms of most of the Company’s key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in Abbreviated New Drug Application filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on “Litigation Against Filers of Abbreviated New Drug Applications” in Note 18.

     Legal Proceedings

      The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company’s balance sheet under its self-insurance program and by third party product liability insurance.

      The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period.

      See Note 18 for further information regarding legal proceedings.

     Common Stock Market Prices

      The Company’s common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2006 and 2005 were:

	2006		2005

	High	Low	High	Low

First quarter	$63.10	56.70	68.68	61.20
Second quarter	62.00	57.32	69.99	64.43
Third quarter	65.13	59.68	65.35	61.65
Fourth quarter	69.41	64.50	64.60	59.76
Year-end close	$66.02		60.10

Cautionary Factors That May Affect Future Results

      This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management’s plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words like “plans,” “expects,” “will,” “anticipates,” “estimates” and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company’s strategy for growth, product development, regulatory approval, market position and expenditures.

      Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

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

      The Company’s report on Form 10-K for the year ended December 31, 2006 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
At December 31, 2006 and January 1, 2006
(Dollars in Millions Except Share and Per Share Data) (Note 1)

	2006	2005

ASSETS
Current assets
Cash and cash equivalents (Notes 1, 14 and 15)	$4,083	16,055
Marketable securities (Notes 1, 14 and 15)	1	83
Accounts receivable trade, less allowances for doubtful accounts $160 (2005, $164)	8,712	7,010
Inventories (Notes 1 and 2)	4,889	3,959
Deferred taxes on income (Note 8)	2,094	1,931
Prepaid expenses and other receivables	3,196	2,442

Total current assets	22,975	31,480

Marketable securities, non-current (Notes 1, 14 and 15)	16	20
Property, plant and equipment, net (Notes 1 and 3)	13,044	10,830
Intangible assets, net (Notes 1 and 7)	15,348	6,185
Goodwill, net (Notes 1 and 7)	13,340	5,990
Deferred taxes on income (Note 8)	3,210	1,138
Other assets (Note 5)	2,623	3,221

Total assets	$70,556	58,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and notes payable (Note 6)	$4,579	668
Accounts payable	5,691	4,315
Accrued liabilities	4,587	3,529

Accrued rebates, returns and promotions	2,189	2,017
Accrued salaries, wages and commissions	1,391	1,166
Accrued taxes on income	724	940

Total current liabilities	19,161	12,635

Long-term debt (Note 6)	2,014	2,017
Deferred taxes on income (Note 8)	1,319	211
Employee related obligations (Notes 5 and 13)	5,584	3,065
Other liabilities	3,160	2,226

Total liabilities	31,238	20,154

Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,842,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 12)	(2,118)	(755)
Retained earnings	49,290	42,310

	50,292	44,675
Less: common stock held in treasury, at cost (Note 20) (226,612,000 shares and 145,364,000 shares)	10,974	5,965

Total shareholders’ equity	39,318	38,710

Total liabilities and shareholders’ equity	$70,556	58,864

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in Millions Except Per Share Figures) (Note 1)

	2006	2005	2004

Sales to customers	$53,324	50,514	47,348

Cost of products sold	15,057	14,010	13,474

Gross profit	38,267	36,504	33,874
Selling, marketing and administrative expenses	17,433	17,211	16,174
Research expense	7,125	6,462	5,344
Purchased in-process research and development (Note 17)	559	362	18
Interest income	(829)	(487)	(195)
Interest expense, net of portion capitalized (Note 3)	63	54	187
Other (income) expense, net	(671)	(214)	15

	23,680	23,388	21,543

Earnings before provision for taxes on income	14,587	13,116	12,331
Provision for taxes on income (Note 8)	3,534	3,056	4,151

Net earnings	$11,053	10,060	8,180

Basic net earnings per share (Notes 1 and 19)	$3.76	3.38	2.76

Diluted net earnings per share (Notes 1 and 19)	$3.73	3.35	2.74

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

				Note Receivable
				From Employee	Accumulated
				Stock	Other	Common	Treasury
		Comprehensive	Retained	Ownership Plan	Comprehensive	Stock Issued	Stock
	Total	Income	Earnings	(ESOP)	Income	Amount	Amount

Balance, December 28, 2003	$27,464		31,098	(18)	(590)	3,120	(6,146)

Net earnings	8,180	8,180	8,180
Cash dividends paid	(3,251)		(3,251)
Employee stock compensation and stock option plans	1,339		(64)				1,403
Conversion of subordinated debentures	105		(18)				123
Repurchase of common stock	(1,384)						(1,384)
Other comprehensive income, net of tax:
Currency translation adjustment	268	268			268
Unrealized gains on securities	59	59			59
Employee benefit plans	(282)	(282)			(282)
Gains on derivatives & hedges	30	30			30
Reclassification adjustment		(10)

Total comprehensive income		8,245

Note receivable from ESOP	7			7

Balance, January 2, 2005	$32,535		35,945	(11)	(515)	3,120	(6,004)

Net earnings	10,060	10,060	10,060
Cash dividends paid	(3,793)		(3,793)
Employee stock compensation and stock option plans	1,485		27				1,458
Conversion of subordinated debentures	369		(132)				501
Repurchase of common stock	(1,717)		203				(1,920)
Other comprehensive income, net of tax:
Currency translation adjustment	(415)	(415)			(415)
Unrealized losses on securities	(16)	(16)			(16)
Employee benefit plans	26	26			26
Gains on derivatives & hedges	165	165			165
Reclassification adjustment		(15)

Total comprehensive income		9,805

Note receivable from ESOP	11			11

Balance, January 1, 2006	$38,710		42,310	—	(755)	3,120	(5,965)

Net earnings	11,053	11,053	11,053
Cash dividends paid	(4,267)		(4,267)
Employee compensation and stock option plans	1,858		181				1,677
Conversion of subordinated debentures	26		(10)				36
Repurchase of common stock	(6,722)						(6,722)
Other	23		23
Other comprehensive income, net of tax:
Currency translation adjustment	362	362			362
Unrealized losses on securities	(9)	(9)			(9)
Employee benefit plans	(1,710)	(34)			(1,710)
Losses on derivatives & hedges	(6)	(6)			(6)
Reclassification adjustment		(9)

Total comprehensive income		11,357

Balance, December 31, 2006	$39,318		49,290	—	(2,118)	3,120	(10,974)

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2006	2005	2004

Cash flows from operating activities
Net earnings	$11,053	10,060	8,180
Adjustments to reconcile net earnings to cash flows:
Depreciation and amortization of property and intangibles	2,177	2,093	2,124
Stock based compensation	659	540	507
Purchased in-process research and development	559	362	18
Deferred tax provision	(1,168)	(235)	(676)
Accounts receivable allowances	(14)	(31)	3
Changes in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(699)	(568)	(111)
(Increase)/decrease in inventories	(210)	(396)	11
Increase/(decrease) in accounts payable and accrued liabilities	1,750	(911)	607
(Increase)/decrease in other current and non-current assets	(269)	542	(437)
Increase in other current and non-current liabilities	410	343	863

Net cash flows from operating activities	14,248	11,799	11,089

Cash flows from investing activities
Additions to property, plant and equipment	(2,666)	(2,632)	(2,175)
Proceeds from the disposal of assets	511	154	237
Acquisitions, net of cash acquired (Note 17)	(18,023)	(987)	(580)
Purchases of investments	(467)	(5,660)	(11,617)
Sales of investments	426	9,187	12,061
Other (primarily intangibles)	(72)	(341)	(273)

Net cash used by investing activities	(20,291)	(279)	(2,347)

Cash flows from financing activities
Dividends to shareholders	(4,267)	(3,793)	(3,251)
Repurchase of common stock	(6,722)	(1,717)	(1,384)
Proceeds from short-term debt	6,385	1,215	514
Retirement of short-term debt	(2,633)	(732)	(1,291)
Proceeds from long-term debt	6	6	17
Retirement of long-term debt	(13)	(196)	(395)
Proceeds from the exercise of stock options/excess tax benefits	1,135	774	684

Net cash used by financing activities	(6,109)	(4,443)	(5,106)

Effect of exchange rate changes on cash and cash equivalents	180	(225)	190

(Decrease)/increase in cash and cash equivalents	(11,972)	6,852	3,826
Cash and cash equivalents, beginning of year (Note 1)	16,055	9,203	5,377

Cash and cash equivalents, end of year (Note 1)	$4,083	16,055	9,203

Supplemental cash flow data
Cash paid during the year for:
Interest	$143	151	222
Income taxes	4,250	3,429	3,880
Supplemental schedule of noncash investing and financing activities
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$622	818	802
Conversion of debt	26	369	105
Acquisitions
Fair value of assets acquired	$19,306	1,128	595
Fair value of liabilities assumed	(1,283)	(141)	(15)

Net cash paid for acquisitions	$18,023	987	580

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the “Company”). Intercompany accounts and transactions are eliminated.

Description of the Company and Business Segments

      The Company has approximately 122,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

      The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby and kids care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-fungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system), urology and virology areas. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction and spinal care products; Ethicon’s wound care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.

New Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (such as employee stock options and restricted stock units). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options and restricted stock units) at fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Company adopted this statement in the fiscal first quarter of 2006, applying the modified retrospective transition method. Previously reported financial statements have been restated to reflect the adoption of SFAS No. 123(R). (See Note 10.)

      The Company implemented SFAS 151, Inventory Costs, an amendment of ARB No. 43 in the fiscal first quarter of 2006. The adoption of this statement did not have a material effect on the Company’s results of operations, cash flows or financial position.

      In June 2006, the FASB issued FASB Interpretation 48 [FIN 48], Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company will adopt accordingly. The Company is assessing the impact of the adoption of FIN 48 and currently does not believe that the adoption will have a material effect on its results of operations, cash flows or financial position.

      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 and the Company will adopt the statement at that time. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.

      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year end 2006 and the Company adopted the statement at that time. (See Note 13.)

      In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective at fiscal year end 2006. The implementation of this bulletin had no impact on the Company’s results of operations, cash flows or financial position.

      The following accounting pronouncements became effective in 2005 and did not have a material impact on the Company’s results of operations, cash flows or financial position:

•	FIN 47: Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.

•	SFAS 153: Exchanges of Non-monetary Assets, an amendment of APB 29.

      The following accounting pronouncements became effective in 2004 and did not have a material impact on the Company’s results of operations, cash flows or financial position:

•	EITF Issue 02-14: Whether an Investor should apply the Equity Method of Accounting to Investments other than Common Stock.

•	EITF Issue 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination.

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

Revenue Recognition

      The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

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

      Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales.

      Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers.

Shipping and Handling

      Shipping and handling costs incurred were $693 million, $736 million and $679 million in 2006, 2005 and 2004, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

Inventories

      Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Goodwill and Intangible Assets

      Effective at the beginning of fiscal year 2002 in accordance with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill and indefinite lived intangible assets, which are non-amortizable. SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2006 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.

      Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 7 for further details on Intangible Assets.

Financial Instruments

      The Company follows the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

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

      The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. The fair value of a derivative instrument (i.e. forward foreign exchange contract, currency swap) is the aggregation, by currency, of all future cash flows discounted to its present value at prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate.

      On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2006, 2005 and 2004.

      The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure’s impact on the Company’s financial performance; (2) protect the Company’s cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.

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

Advertising

      Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $1.9 billion in 2006, $2.1 billion in 2005 and $1.9 billion in 2004.

Income Taxes

      The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation. At December 31, 2006 and January 1, 2006, the cumulative amount of undistributed international earnings were approximately $17.9 billion and $11.9 billion, respectively.

      Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Net Earnings per Share

      Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

Annual Closing Date

      The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, the fiscal year consists of 53 weeks, as was the case in 2004.

2.	Inventories

      At the end of 2006 and 2005, inventories were comprised of:

	2006	2005

	(Dollars in
	Millions)
Raw materials and supplies	$980	931
Goods in process	1,253	1,073
Finished goods	2,656	1,955

	$4,889	3,959

3.	Property, Plant and Equipment

      At the end of 2006 and 2005, property, plant and equipment at cost and accumulated depreciation were:

	2006	2005

	(Dollars in Millions)
Land and land improvements	$611	502
Buildings and building equipment	7,347	5,875
Machinery and equipment	13,108	10,835
Construction in progress	2,962	2,504

	24,028	19,716
Less accumulated depreciation	10,984	8,886

	$13,044	10,830

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2006, 2005 and 2004 was $118 million, $111 million and $136 million, respectively.

      Depreciation expense, including the amortization of capitalized interest in 2006, 2005 and 2004 was $1.6 billion, $1.5 billion and $1.5 billion, respectively.

      Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded in earnings.

4.	Rental Expense and Lease Commitments

      Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $285 million in 2006, $248 million in 2005 and $254 million in 2004.

      The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2006 are:

					After
2007	2008	2009	2010	2011	2011	Total

(Dollars in Millions)
$187	162	137	115	98	150	849

Commitments under capital leases are not significant.

5.	Employee Related Obligations

      At the end of 2006 and 2005, employee related obligations were:

	2006	2005

	(Dollars in
	Millions)
Pension benefits	$2,380	1,264
Postretirement benefits	2,009	1,157
Postemployment benefits	781	322
Deferred compensation	631	511

	5,801	3,254
Less current benefits payable	217	189

Employee related obligations	$5,584	3,065

Prepaid employee related obligations of $259 million and $1,218 million for 2006 and 2005, respectively, are included in other assets on the consolidated balance sheet. Prepaid employee related obligations decreased significantly in 2006 due to the implementation of SFAS No. 158.

6.	Borrowings

      The components of long-term debt are as follows:

		Effective		Effective
	2006	Rate%	2005	Rate%

	(Dollars in Millions)
3% Zero Coupon Convertible Subordinated Debentures due 2020	$182	3.00	202	3.00
4.95% Debentures due 2033	500	4.95	500	4.95
3.80% Debentures due 2013	500	3.82	500	3.82
6.95% Notes due 2029	293	7.14	293	7.14
6.73% Debentures due 2023	250	6.73	250	6.73
6.625% Notes due 2009	199	6.80	199	6.80
Industrial Revenue Bonds	29	5.21	31	3.90
Other	70	—	55	—
	2,023	5.23 (1)	2,030	5.18 (1)
Less current portion	9		13

	$2,014		2,017

(1) Weighted average effective rate.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $10.8 billion, including $9 billion of credit commitments, of which $3.75 billion expire September 27, 2007, $4 billion expire October 30, 2007 and $1.25 billion expire September 28, 2011. Also included are $0.75 billion of uncommitted lines with various banks worldwide that expire during 2007. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

      The Company filed a shelf registration with the U.S. Securities and Exchange Commission (SEC) that became effective November 13, 2006 which enables the Company to issue up to $10 billion in debt securities and warrants to purchase debt securities. There was no debt issued during 2006 and the full amount remained available as of December 31, 2006.

      On July 28, 2000, ALZA completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 31, 2006 the outstanding 3% Debentures had a total principal amount at maturity of $272.5 million with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 11.2 million shares have been issued as of December 31, 2006, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 31, 2006 and January 1, 2006 the fair value based on quoted market value of the 3% Debentures was $250.7 million and $260.6 million respectively.

      Short-term borrowings and current portion of long term debt amounted to $4.6 billion at the end of 2006, of which $4.2 billion was raised under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

      Aggregate maturities of long-term obligations commencing in 2007 are:

					After
2007	2008	2009	2010	2011	2011

(Dollars in Millions)
$9	9	240	9	6	1,750

Certain Business Relationships

      A member of the Company’s Board of Directors is the Chief Executive Officer of a major bank. This bank has provided services to the Company, including providing a line of credit, for which the payments made were not significant for either the Company or the bank in 2006, 2005 or 2004.

7.	Intangible Assets and Goodwill

      At the end of 2006 and 2005, the gross and net amounts of intangible assets and goodwill were:

	2006	2005

	(Dollars in Millions)
Trademarks (non-amortizable) — gross	$6,609	1,400
Less accumulated amortization	134	134

Trademarks (non-amortizable) — net	$6,475	1,266

Patents and trademarks — gross	$5,282	4,128
Less accumulated amortization	1,695	1,370

Patents and trademarks — net	$3,587	2,758

Other intangibles — gross	$6,923	3,544
Less accumulated amortization	1,637	1,383

Other intangibles — net	$5,286	2,161

Subtotal intangible assets — gross	$18,814	9,072
Less accumulated amortization	3,466	2,887

Subtotal intangible assets — net	$15,348	6,185

Goodwill — gross	$14,075	6,703
Less accumulated amortization	735	713

Goodwill — net	$13,340	5,990

Total intangible assets and goodwill — gross	$32,889	15,775
Less accumulated amortization	4,201	3,600

Total intangible assets and goodwill — net	$28,688	12,175

      Goodwill as of December 31, 2006 and January 1, 2006, as allocated by segment of business is as follows:

			Med Dev
	Consumer	Pharm	and Diag	Total

	(Dollars in Millions)
Goodwill at January 2, 2005	$1,160	832	3,871	5,863
Acquisitions	—	71	194	265
Translation/other	(70)	(29)	(39)	(138)

Goodwill at January 1, 2006	$1,090	874	4,026	5,990

Acquisitions	$6,720	—	533	7,253
Translation/other	56	28	13	97

Goodwill at December 31, 2006	$7,866	902	4,572	13,340

      The weighted average amortization periods for patents and trademarks and other intangible assets are 15 years and 27 years, respectively. The amortization expense of amortizable intangible assets for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005 was $594 million, $521 million and $603 million before tax, respectively. Certain patents and intangibles were written down to fair value during fiscal years 2006, 2005, and 2004, with the resulting charge included in amortization expense. The estimated amortization expense for the five succeeding years approximates $720 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

8.	Income Taxes

      The provision for taxes on income consists of:

	2006	2005	2004

	(Dollars in Millions)
Currently payable:
U.S. taxes	$3,625	2,181	3,654
International taxes	1,077	1,110	1,173

	4,702	3,291	4,827

Deferred:
U.S. taxes	(726)	77	(212)
International taxes	(442)	(312)	(464)

	(1,168)	(235)	(676)

	$3,534	3,056	4,151

      A comparison of income tax expense at the federal statutory rate of 35% in 2006, 2005 and 2004, to the Company’s effective tax rate is as follows:

	2006	2005	2004

	(Dollars in Millions)
U.S.	$8,110	6,949	7,489
International	6,477	6,167	4,842

Earnings before taxes on income:	$14,587	13,116	12,331

Tax rates:
Statutory	35.0%	35.0	35.0
Puerto Rico and Ireland operations	(7.5)	(7.3)	(5.8)
Research and orphan drug tax credits	(0.7)	(0.7)	(0.8)
U.S. state and local	1.6	1.1	1.6
International subsidiaries excluding Ireland	(3.5)	(2.7)	(1.7)
Repatriation of International earnings	—	(1.7)	6.4
IPR&D	0.6	0.9	—
All other	(1.3)	(1.3)	(1.0)

Effective tax rate	24.2%	23.3	33.7

      The Company had subsidiaries operating in Puerto Rico under various tax incentive grants. Also, the U.S. possessions tax credit, which expired in 2006, applies to certain operations in Puerto Rico. In addition, the Company had subsidiaries manufacturing in Ireland under an incentive tax rate. The increase in the 2006 tax rate was mainly due to the reversal of a tax liability of $225 million reported in the 2005 tax provision which resulted from a technical correction to the American Jobs Creation Act of 2004. This was partially offset by a benefit reported in 2006 for the reversal of tax allowances of $134 million associated with the Tibotec business.

      Temporary differences and carry forwards for 2006 and 2005 are as follows:

	2006 Deferred Tax		2005 Deferred Tax

	Asset	Liability	Asset	Liability

	(Dollars in Millions)
Employee related obligations	$1,691		670
Stock based compensation	1,006		839
Depreciation		(450)		(428)
Non-deductible intangibles		(2,263)		(1,401)
International R&D capitalized for tax	1,483		999
Reserves & liabilities	845		788
Income reported for tax purposes	373		458
Miscellaneous international	663	(298)	495	(149)
Capitalized intangibles	126		140
Miscellaneous U.S.	747		342

Total deferred income taxes	$6,934	(3,011)	4,731	(1,978)

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

      An analysis of the changes during 2006, 2005 and 2004 for foreign currency translation adjustments is included in Note 12.

      Net currency transaction and translation gains and losses included in other (income) expense were losses of $18 million, $32 million, and $38 million in 2006, 2005 and 2004, respectively.

10.	Common Stock, Stock Option Plans and Stock Compensation Agreements

Stock Options

      At December 31, 2006 the Company had 17 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 2000 Stock Compensation Plan, the 1997 Non-Employee Director’s Plan and the Centocor, Innovasive Devices, ALZA, Inverness and Scios Stock Option Plans. During 2006, no options or restricted stock were granted under any of these plans except the 2005 Long-Term Incentive Plan.

      The compensation cost recorded under SFAS No. 123(R) that has been charged against income for these plans was $659 million for 2006, $540 million for 2005, and $507 million for 2004. The total income tax benefit recognized in the income statement for share based compensation costs was $228 million for 2006, $189 million for 2005, and $178 million for 2004. Share based compensation costs capitalized as part of inventory were insignificant in all periods.

      Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five years. All options are granted at current market price on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 224.7 million at the end of 2006.

      The Company settles employee stock option exercises with treasury shares. Treasury shares are replenished throughout the year for the number of shares used to settle employee stock option exercises.

      The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Starting in 2006, expected volatility represents a blended rate of 4 year daily historical average volatility rate, and a 5-week average implied volatility rate based on at-the money traded Johnson & Johnson options with a life of 2 years. Prior to 2006, expected volatility was based on 5-year weekly historical volatility rate. Historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

      The average fair value of options granted was $12.22 in 2006, $15.48 in 2005, and $13.11 in 2004. The fair value was estimated based on the weighted average assumptions of:

	2006	2005	2004

Risk-free rate	4.60%	3.72%	3.15%
Expected volatility	19.6%	25.0%	27.0%
Expected life	6.0 yrs	5.0 yrs	5.0 yrs
Dividend yield	2.50%	1.93%	1.76%

      A summary of option activity under the Plan as of December 31, 2006, January 1, 2006, and January 2, 2005 and changes during the years ending on those dates is presented below:

		Weighted	Aggregate
	Outstanding	Average	Intrinsic
	Shares	Exercise Price	Value

	(Shares in Thousands)
Shares at December 28, 2003	213,949	$45.37
Options granted	47,815	53.94
Options exercised	(24,066)	28.50
Options canceled/forfeited	(8,694)	53.77

Shares at January 2, 2005	229,004	48.62	$3,390,159

Options granted	47,556	66.16
Options exercised	(21,733)	34.19
Options canceled/forfeited	(6,285)	55.84

Shares at January 1, 2006	248,542	53.05	$2,030,879

Options granted	28,962	58.38
Options exercised	(26,152)	42.80
Options canceled/forfeited	(8,425)	59.33

Shares at December 31, 2006	242,927	$54.57	$2,787,725

      The total intrinsic value of options exercised was $541.5 million, $664.0 million and $663.2 million in 2006, 2005, and 2004 respectively. The total unrecognized compensation cost was $648.8 million as of December 31, 2006, $659.6 million as of January 1, 2006 and $587.5 million as of January 2, 2005. The weighted average period for this cost to be recognized was 0.99 years for 2006, 1.15 years for 2005, and 1.12 years for 2004.

      The following table summarizes stock options outstanding and exercisable at December 31, 2006:

	Outstanding			Exercisable

			Average		Average
		Average	Exercise		Exercise
Exercise Price Range	Options	Life(1)	Price	Options	Price

	(Shares in Thousands)
$ 3.62 - $29.88	1,827	2.7	$21.23	1,827	$21.23
$30.07 - $40.16	18,916	1.5	36.48	18,914	36.48
$40.98 - $50.08	17,441	3.1	49.36	17,364	49.36
$50.11 - $52.11	26,309	3.8	50.70	26,309	50.70
$52.20 - $53.89	32,343	6.0	52.22	30,659	52.22
$53.93 - $54.89	40,172	7.1	53.94	517	54.40
$55.01 - $58.25	35,249	5.1	57.30	34,997	57.30
$58.34 - $66.08	28,637	9.0	58.54	490	60.85
$66.18 - $68.26	42,033	8.1	66.19	—	—

	242,927	5.9	$54.57	131,077	$50.23

(1)	Average contractual life remaining in years

      Stock options exercisable at January 1, 2006 and January 2, 2005 were 119,390 at an average price of $47.90 and an average life of 6.4 years, and 100,488 options at an average price of $41.26 and an average life of 6.4 years, respectively.

Restricted Stock Units

      The Company grants restricted stock units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

      A summary of stock activity under the Plan as of December 31, 2006:

Outstanding
Shares

(Shares in
Thousands)
Shares at January 1, 2006	111
Stock granted	7,320
Stock issued	(33)
Stock canceled/forfeited	(513)

Shares at December 31, 2006	6,885

      The average fair value of the restricted stock units granted during 2006 was $54.17, using the fair market value at the date of grant. The fair value of restricted stock units was discounted for dividends, which are not paid on the restricted stock units during the vesting period. The fair value of shares issued during 2006 was $1.7 million.

11.	Segments of Business(1) and Geographic Areas

	Sales to Customers(2)

	2006	2005	2004

	(Dollars in Millions)
Consumer — United States	$4,573	4,405	4,224
International	5,201	4,691	4,109

Total	9,774	9,096	8,333

Pharmaceutical — United States	15,092	14,478	14,960
International	8,175	7,844	7,168

Total	23,267	22,322	22,128

Medical Devices and Diagnostics — United States	10,110	9,494	8,586
International	10,173	9,602	8,301

Total	20,283	19,096	16,887

Worldwide total	$53,324	50,514	47,348

	Operating Profit			Identifiable Assets

	2006(5)	2005(6)	2004(7)	2006	2005	2004

	(Dollars in Millions)
Consumer	$1,374	1,592	1,444	$25,380	6,275	6,142
Pharmaceutical	6,894	6,365	7,376	18,799	16,091	16,058
Medical Devices and Diagnostics	6,126	5,240	3,924	18,601	16,540	15,805

Segments total	14,394	13,197	12,744	62,780	38,906	38,005
Less: (Income)/ Expenses not allocated to segments(3)	(193)	81	413
General corporate(4)				7,776	19,958	16,034

Worldwide total	$14,587	13,116	12,331	$70,556	58,864	54,039

	Additions to Property,			Depreciation and
	Plant & Equipment			Amortization

	2006	2005	2004	2006	2005	2004

	(Dollars in Millions)
Consumer	$344	321	227	$255	232	222
Pharmaceutical	1,246	1,388	1,197	929	918	1,008
Medical Devices and Diagnostics	823	785	630	861	821	769

Segments total	2,413	2,494	2,054	2,045	1,971	1,999
General corporate	253	138	121	132	122	125

Worldwide total	$2,666	2,632	2,175	$2,177	2,093	2,124

	Sales to Customers(2)			Long-Lived Assets(8)

	2006	2005	2004	2006	2005	2004

	(Dollars in Millions)
United States	$29,775	28,377	27,770	$22,432	15,355	14,324
Europe	12,786	12,187	11,151	14,443	5,646	6,142
Western Hemisphere excluding U.S.	3,542	3,087	2,589	3,108	957	748
Asia-Pacific, Africa	7,221	6,863	5,838	1,206	596	620

Segments total	53,324	50,514	47,348	41,189	22,554	21,834
General corporate				543	451	444
Other non long-lived assets				28,824	35,859	31,761

Worldwide total	$53,324	50,514	47,348	$70,556	58,864	54,039

(1)	See Note 1 for a description of the segments in which the Company operates.

(2)	Export sales and intersegment sales are not significant. In 2006 and 2005, the Company did not have a customer that represented 10% or more of total revenues. Sales to the top distributors accounted for 10.2% and 10.0% of total revenues in 2004.

(3)	Amounts not allocated to segments include interest (income)/expense, minority interest and general corporate (income)/expense.

(4)	General corporate includes cash and marketable securities.

(5)	Includes $320 million and $239 million of In-Process Research and Development (IPR&D) for the Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes the Guidant acquisition agreement termination fee, less associated expenses, of $622 million.

(6)	Includes $302 million and $60 million of IPR&D for the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

(7)	Includes $18 million of IPR&D in the Medical Devices and Diagnostics segment.

(8)	Long-lived assets include property, plant and equipment, net for 2006, 2005 and 2004 of $13,044, $10,830 and $10,436, respectively, and intangible assets, net for 2006, 2005 and 2004 of $28,688, $12,175 and $11,842, respectively.

12.	Accumulated Other Comprehensive Income

      Components of other comprehensive income/(loss) consist of the following:

					Total
		Unrealized		Gains/	Accumulated
	Foreign	Gains/		(Losses) on	Other
	Currency	(Losses) on	Employee	Derivatives &	Comprehensive
	Translation	Securities	Benefit Plans	Hedges	Income/(Loss)

	(Dollars in Millions)
Dec. 28, 2003	$(373)	27	(64)	(180)	(590)
2004 changes
Net change due to hedging transactions	—	—	—	15
Net amount reclassed to net earnings	—	—	—	15

Net 2004 changes	268	59	(282)	30	75

Jan. 2, 2005	$(105)	86	(346)	(150)	(515)
2005 changes
Net change due to hedging transactions	—	—	—	112
Net amount reclassed to net earnings	—	—	—	53

Net 2005 changes	(415)	(16)	26	165	(240)

Jan. 1, 2006	$(520)	70	(320)	15	(755)
2006 changes
Net change due to hedging transactions				17
Net amount reclassed to net earnings				(23)

Net 2006 changes	362	(9)	(1,710)	(6)	(1,363)

Dec. 31, 2006	$(158)	61	(2,030)	9	(2,118)

      Total other comprehensive income for 2006 includes reclassification adjustment gains of $13 million realized from the sale of equity securities and the associated tax expense of $4 million. Total other comprehensive income for 2005 includes reclassification adjustment gains of $23 million realized from the sale of equity securities and the associated tax expense of $8 million. Total other comprehensive income for 2004 includes reclassification adjustment gains of $16 million realized from the sale of equity securities and the associated tax expense of $6 million.

      The tax effect on the unrealized gains/(losses) on the equity securities balance is an expense of $33 million, $38 million and $47 million in 2006, 2005 and 2004, respectively. The tax effect related to employee benefit plans was $891 million in 2006 and $160 million in 2005. The tax effect on the gains/(losses) on derivatives and hedges are losses of $4 million and $11 million in 2006 and 2005 and a benefit of $81 million in 2004. See Note 15 for additional information relating to derivatives and hedging.

      The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in international subsidiaries.

13.	Pensions and Other Benefit Plans

      The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care insurance, to all U.S. retired employees and their dependents.

      Many international employees are covered by government-sponsored programs for which the direct cost to the Company is not significant.

      Retirement plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided.

      The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

      The Company uses the date of its consolidated financial statements (December 31, 2006 and January 1, 2006, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the Company is required to recognize as a component of other comprehensive income (loss) the actuarial gains and losses and the prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. The incremental effect of applying SFAS No. 158 is a $1.7 billion reduction in shareholder’s equity, net of deferred taxes.

      Net periodic benefit cost for the Company’s defined benefit retirement plans and other benefit plans for 2006, 2005 and 2004 included the following components:

	Retirement Plans			Other Benefit Plans

	2006	2005	2004	2006	2005	2004

	(Dollars in Millions)
Service cost	$552	462	409	$122	56	56
Interest cost	570	488	444	136	87	91
Expected return on plan assets	(701)	(579)	(529)	(3)	(3)	(3)
Amortization of prior service cost	10	12	15	(7)	(7)	(4)
Amortization of net transition asset	(1)	(2)	(3)	—	—	—
Recognized actuarial losses	251	219	173	74	25	27
Curtailments and settlements	4	2	3	—	—	—

Net periodic benefit cost	$685	602	512	$322	158	167

      The net periodic benefit cost attributable to U.S. retirement plans was $423 million in 2006, $370 million in 2005 and $329 million in 2004.

      Amounts expected to be recognized in Net Periodic Cost in the coming year for the Company’s defined benefit retirement plans and other postretirement plans:

(Dollars in
Millions)
Amortization of net actuarial loss	$254
Amortization of prior service cost	3
Amortization of net transition obligation	1

      The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	Retirement Plans			Other Benefit Plans

	2006	2005	2004	2006	2005	2004

	(Dollars in Millions)
U.S. Benefit Plans
Discount rate	6.00%	5.75	5.75	6.00%	5.75	5.75
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans
Discount rate	5.00%	4.75	5.00	6.00%	5.00	5.50
Expected long-term rate of return on plan assets	8.00	8.25	8.00	—	—	—
Rate of increase in compensation levels	3.75	3.75	3.75	4.50	4.25	4.25

      The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

      The expected long-term rate of return on plan assets assumptions is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

      The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2006	2005

Health care cost trend rate assumed for next year	9.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.50%	4.50
Year the rate reaches the ultimate trend rate	2012	2010

      A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

	(Dollars in Millions)
Health Care Plans
Total interest and service cost	$34	$(23)
Postretirement benefit obligation	292	(238)

      The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2006 and 2005 for the Company’s defined benefit retirement plans and other postretirement plans:

			Other
	Retirement Plans		Benefit Plans

	2006	2005	2006	2005

	(Dollars in Millions)
Change in Benefit Obligation
Projected benefit obligation — beginning of year	$10,171	8,941	$2,325 *	1,593
Service costs	552	462	122	56
Interest costs	570	488	136	87
Plan participant contributions	47	22	—	—
Amendments	7	13	—	—
Actuarial (gains)/losses	(99)	932	130	57
Divestitures & acquisitions	443	—	101	—
Curtailments & settlements	(7)	(1)	—	—
Benefits paid from plan	(402)	(366)	(147)	(75)
Effect of exchange rates	378	(320)	1	(1)

Projected benefit obligation — end of year	$11,660	10,171	$2,668	1,717

Change in Plan Assets
Plan assets at fair value — beginning of year	$8,108	7,125	$34	37
Actual return on plan assets	966	801	2	1
Company contributions	259	714	141	71
Plan participant contributions	47	22	—	—
Divestitures & acquisitions	300	—	—	—
Curtailments & settlements	(7)	—	—	—
Benefits paid from plan assets	(402)	(366)	(147)	(75)
Effect of exchange rates	267	(188)	—	—

Plan assets at fair value — end of year	$9,538	8,108	$30	34

Funded status at end of year	$(2,122)	(2,063)	$(2,638)	(1,683)
Unrecognized actuarial losses	1,996	2,484	1,046	574
Unrecognized prior service costs	44	49	(42)	(48)
Unrecognized net transition assets	7	5	—	—

Total recognized in the consolidated balance sheet	$(75)	475	$(1,634)	(1,157)

Amounts Recognized in the Company’s Balance Sheet consist of the following:
Before Adoption of SFAS 158
Book accruals	$(1,703)	(1,264)	(1,634)	(1,157)
Prepaid benefits	1,062	1,218	—	—
Intangible assets	38	41	—	—
Accumulated comprehensive income	528	480	—	—

Total recognized in the consolidated balance sheet	$(75)	475	$(1,634)	(1,157)

After Adoption of SFAS 158
Non-current assets	$259		—
Current liabilities	(26)		(81)
Non-current liabilities	(2,355)		(2,557)

Total recognized in the consolidated balance sheet	$(2,122)		$(2,638)

Net actuarial losses	$1,996		1,046
Prior service costs/(credits)	44		(42)
Unrecognized net transition assets	7		0

Total before tax effects	$2,047		$1,004

Change in Accumulated Other Comprehensive Income due to Adoption of SFAS 158 (before tax effects)	$1,519		$1,004

Accumulated Benefit Obligations End of Year	$9,804	8,570

* Includes other post employment benefits as per the adoption of SFAS No. 158.

      Strategic asset allocations are determined by country, based on the nature of the liabilities and considering the demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company’s plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying equities on a broad basis combined with currency matching of the fixed income assets.

      The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

	2007	2008	2009	2010	2011	2012-2016

	(Dollars in Millions)
Projected future benefit payments
Retirement plans	$421	422	432	455	496	3,003

Other benefit plans — gross	$176	176	179	182	185	993
Medicare rebates	(9)	(10)	(11)	(12)	(13)	(83)

Other benefit plans — net	$167	166	168	170	172	910

      The Company was not required to fund its U.S. retirement plans in 2006 and is not required, nor does it anticipate funding, in 2007 to meet minimum statutory funding requirements. International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

      The following table displays the projected future minimum contributions to the Company’s U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

	2007	2008	2009	2010	2011	2012-2016

	(Dollars in Millions)
Projected future contributions
Unfunded U.S. retirement plans	$21	22	23	24	25	140

Unfunded International retirement plans	$20	20	21	21	22	120

      The Company’s retirement plan asset allocation at December 31, 2006 and January 1, 2006 and target allocations for 2007 are as follows:

	Percent of
	Plan Assets		Target
			Allocation
	2006	2005	2007

U.S. Retirement Plans
Equity securities	78%	76%	75%
Debt securities	22	24	25

Total plan assets	100%	100%	100%

International Retirement Plans
Equity securities	67%	69%	67%
Debt securities	32	30	32
Real estate and other	1	1	1

Total plan assets	100%	100%	100%

      The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $30 million and $34 million at December 31, 2006 and January 1, 2006, respectively.

      The fair value of Johnson & Johnson common stock directly held in plan assets was $452 million (4.9% of total plan assets) and $419 million (5.2% of total plan assets) at December 31, 2006 and January 1, 2006, respectively.

      Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans

	2006	2005

	(Dollars in Millions)
Accumulated benefit obligation	$(3,085)	$(2,759)
Projected benefit obligation	(3,561)	(3,230)
Plan assets at fair value	1,650	1,570

14.	Cash, Cash Equivalents and Marketable Securities

	December 31, 2006			January 1, 2006

	Amortized	Unrealized	Estimated	Amortized	Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value	Cost	Gains/(Losses)	Fair Value

	(Dollars in Millions)
Current Investments
Cash	$1,909	—	1,909	1,425	—	1,425
Government securities and obligations	—	—	—	1,743	—	1,743
Corporate debt securities	—	—	—	67	—	67
Money market funds	1,116	—	1,116	11,918	—	11,918
Time deposits	1,059	—	1,059	985	—	985

Total cash, cash equivalents and current marketable securities	$4,084	—	4,084	16,138	—	16,138

Non-Current Investments
Marketable securities	$16	—	16	20	—	20

15.	Financial Instruments

      The Company follows the provisions of SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

      As of December 31, 2006, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $9 million after-tax. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Derivative gains/(losses), initially reported as a component of other comprehensive income, are reclassified to earnings in the period when the forecasted transaction affects earnings.

      For the years ended December 31, 2006, January 1, 2006, and January 2, 2005, the net impact of hedge ineffectiveness, transactions not qualifying for hedge accounting and discontinuance of hedges, to the Company’s financial statements was insignificant.

      Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.

Concentration of Credit Risk

      The Company invests its excess cash in both deposits with major banks throughout the world and other high quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating. On average these investments mature within six months, and the Company has not incurred any related losses.

16.	Savings Plan

      The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible.

      In the U.S. salaried plan, through 2004, one-third of the Company match was paid in Company stock under an employee stock ownership plan (ESOP) unless the employee chose to redirect his or her investment. In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which was recorded as a reduction of shareholders’ equity. The remaining shares held by the ESOP trust were allocated to participant accounts by the end of February 2005. From March 2005, and going forward, the Company match is made in cash and follows the individual employee’s investment elections.

      Total Company contributions to the plans were $158 million in 2006, $148 million in 2005 and $143 million in 2004.

17.	Mergers, Acquisitions and Divestitures

      Certain businesses were acquired for $18.0 billion in cash and $1.3 billion of liabilities assumed during 2006. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisitions except as noted below.

      On December 20, 2006, the Company completed the acquisition of the Consumer Healthcare business of Pfizer Inc. for a purchase price of $16.6 billion in cash. The operating results of the Consumer Healthcare business of Pfizer Inc. will be reported in the Company’s financial statements beginning in 2007, as 2006 results subsequent to the acquisition date were not significant.

      In order to obtain regulatory approval of the transaction, the Company agreed to divest certain overlapping businesses. The Company completed the divestiture of the ZANTAC® product on December 20, 2006 and the divestitures of KAOPECTATE®, UNISOM®, CORTIZONE®, BALMEX® and ACT® products on January 2, 2007.

      The following table provides pro forma results of operations for the fiscal year ended January 1, 2006 and the fiscal year ended December 31, 2006, as if the Consumer Healthcare business of Pfizer Inc. had been acquired as of the beginning of each period presented. The pro forma results include the effect of divestitures and certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Consumer Healthcare business of Pfizer Inc. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

	Pro forma results

	Year ended	Year ended
	December 31,	January 1,
	2006	2006

	(Dollars in Millions Except
	Per Share Data)
Net Sales	$57,115	54,156
Net Earnings	10,770	9,784
Diluted Net Earnings per Common Share	$3.64	3.26

      The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management. The completion of the purchase price allocation may result in adjustments to the carrying value of the Consumer Healthcare business of Pfizer Inc.’s recorded assets and liabilities, revisions of the useful lives of intangible assets and the determination of any residual amount that will be allocated to goodwill. The related depreciation and amortization from the acquired assets is also subject to revision based on the final allocation.

      The following table presents the preliminary allocation of the purchase price related to the Consumer Healthcare business of Pfizer Inc. as of the date of acquisition:

(Dollars in
Millions)
Current assets	$1,992
Property, plant and equipment	809
Goodwill	6,567
Intangible assets	8,895

Total assets acquired	$18,263

Current liabilities	831
Non-current liabilities	1,155

Total liabilities assumed	$1,986

Net assets acquired	$16,277

The acquisition of the Consumer Healthcare business of Pfizer Inc. resulted in $6.6 billion in goodwill, which is allocated to the Consumer segment.

      The preliminary purchase price allocation to the identifiable intangible assets included in the current period balance sheet is as follows:

(Dollars in
Millions)
Intangible assets with determinable lives:
Brands	$302
Patents and technology	321
Customer relationships	3,067

Total amortizable intangibles	3,690
Brands with indefinite lives	5,205

Total intangible assets	$8,895

The weighted average life of the $3,690 million of total amortizable intangibles is approximately 31 years.

      The majority of the intangible asset valuation relates to brands. The assessment as to brands that have an indefinite life and those that have a determinable life was based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and the macroeconomic environment of the countries in which the brands are sold. The indefinite-life brands that account for over 90% of the total value of all indefinite-life brands include LISTERINE®, NICORETTE®, NEOSPORIN®, SUDAFED®, BENADRYL®, VISINE® and BENYLIN®. The determinable-life brands include PURELL®, ACTIFED®, EFFERDENT® and other regional or country specific brands. The determinable-life brands have asset lives ranging from 5 to 40 years. The patents and technology intangibles are concentrated in the upper respiratory, oral care, medicated skin care, tobacco dependence and hair growth businesses and have asset lives ranging from 5 to 20 years. The estimated customer relationship intangible asset useful lives, ranging from 30 to 40 years, reflect the very low historical and projected customer attrition rates among the Consumer Healthcare business of Pfizer Inc.’s major retailer and distributor customers.

      The IPR&D charge related to the acquisition of the Consumer Healthcare business of Pfizer Inc. was $320 million on a pre-tax basis and $217 million on an after-tax basis and is primarily associated with rights obtained to the pending switch of ZYRTEC® from U.S. prescription to over the counter status.

      The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 95% was used to reflect inherent regulatory risk and the discount rate applied was 11%.

      The Company is in the process of completing the analysis of integration plans, pursuant to which the Company will incur costs primarily related to the elimination of certain duplicate selling, general and administrative functions between the two companies in areas such as global business services, corporate staff and go-to-market support, as well as excess manufacturing capacity.

      In addition to the acquisition of the Consumer Healthcare business of Pfizer Inc., 2006 acquisitions included: Animas Corporation, a leading maker of insulin infusion pumps and related products; Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities; Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems; Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications; Groupe Vendôme S.A., a privately held French marketer of adult and baby skin care products; ColBar Lifescience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering and Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery.

      Excluding the acquisition of the Consumer Healthcare business of Pfizer Inc., the excess of purchase price over the estimated fair value of tangible assets acquired amounted to $1,209 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $239 million has been identified as the value of IPR&D primarily associated with the acquisitions of Hand Innovations LLC, Future Medical Systems S.A., Vascular Control Systems, Inc., ColBar Lifescience Ltd. and Ensure Medical, Inc.

      The IPR&D charge related to the acquisition of Hand Innovations LLC was $22 million and is associated with fracture repair technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor ranging from 38-95% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 17%.

      The IPR&D charge related to the acquisition of Future Medical Systems S.A. was $15 million and is associated with the NEXTRA and DUO PUMP product technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for both technologies was used to reflect inherent clinical and regulatory risk and the discount rate applied was 22%.

      The IPR&D charge related to the acquisition of Vascular Control Systems, Inc. was $87 million and is associated with the FLOSTAT system technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 75% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 21%.

      The IPR&D charge related to the acquisition of ColBar Lifescience Ltd. was $49 million and is associated with the EVOLENCE family of products, which are biodegradable dermal fillers. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor ranging from 70-80% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 21%.

      The IPR&D charge related to the acquisition of Ensure Medical, Inc. was $66 million and is associated with the femoral artery closure device. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 75% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 22%.

      Certain businesses were acquired for $987 million in cash and $141 million of liabilities assumed during 2005. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisitions.

      The 2005 acquisitions included: TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules; Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market; Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections; and rights to all consumer and professionally dispensed REMBRANDT® Brand of oral care products, such as whitening toothpastes, strips, systems and mouth rinses.

      The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $720 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $362 million has been identified as the value of IPR&D primarily associated with the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation and Peninsula Pharmaceuticals, Inc.

      The IPR&D charge related to the acquisition of TransForm Pharmaceuticals Inc. was $50 million and is associated with research related to the discovery and application of superior formulations. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 10%.

      The IPR&D charge related to the acquisition of Closure Medical Corporation was $51 million and is associated with the OMNEXTM Surgical Sealant in vascular indications outside Europe and in other potential indications worldwide. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for vascular indications and 60% for all other indications was used to reflect inherent clinical and regulatory risk. The discount rate applied to both vascular and other indications was 15%.

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

      In addition, per the terms of the 2003 acquisition agreement with the Link Spine Group, Inc., $125 million in cash was paid to the owners of the Link Spine Group, Inc. in 2004 based on the date the U.S. Food and Drug Administration (FDA) approved the CHARITÉTM Artificial Disc. Thus, the 2004 total cash expenditures related to acquisitions were $580 million.

      The 2004 acquisitions included: Merck’s 50% interest in the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. European non-prescription pharmaceutical joint venture including all of the infrastructure and brand assets managed by the European joint venture; Egea Biosciences, Inc. through the exercise of the option to acquire the remaining outstanding stock not owned by Johnson & Johnson, which has developed a proprietary technology platform called GENE WRITER, that allows for the rapid and highly accurate synthesis of DNA sequences, gene assembly, and construction of large synthetic gene libraries; Artemis Medical, Inc., a privately held company with ultrasound and x-ray visible biopsy site breast markers as well as hybrid markers; U.S. commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc.; Biapharm SAS, a privately held French producer and marketer of skin care products centered around the leading brand BIAFINE®; the assets of Micomed, a privately owned manufacturer of spinal implants primarily focused on supplying the German market; and the acquisition of the AMBI® skin care brand for women of color.

      The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $425 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. The $125 million related to the U.S. FDA approval of the CHARITÉTM Artificial Disc was recorded as additional goodwill associated with the 2003 Link Spine Group, Inc. acquisition. Thus, total additions to intangibles and goodwill in 2004 were $550 million. Approximately $18 million has been identified as the value of IPR&D associated with the Scott Lab acquisition. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 25%.

      Supplemental pro forma information for 2005 and 2004 per SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.

      Divestitures in 2006, 2005 and 2004 did not have a material effect on the Company’s results of operations, cash flows or financial position.

18.	Legal Proceedings

     Product Liability

      The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company’s balance sheet and, where available, by third-party product liability insurance.

      Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits, including ORTHO EVRA®, RISPERDAL®, DURAGESIC® and the CHARITÉTM Artificial Disc. As of December 31, 2006, there were approximately 1,500 claimants who have filed lawsuits or made claims regarding injuries allegedly due to ORTHO EVRA®, 700 claimants with respect to RISPERDAL®, 100 with respect to DURAGESIC® and 100 with respect to CHARITÉTM. These claimants seek substantial compensatory and, where available, punitive damages. Numerous claims and lawsuits in the United States relating to the drug PROPULSID®, withdrawn from general sale by the Company’s Janssen Pharmaceutica Inc. subsidiary in 2000, have been resolved or are currently enrolled in settlement programs with an aggregate cap below $100 million in payments by the Company. Litigation concerning PROPULSID® is pending in Canada, where a class action of persons alleging adverse reactions to the drug was recently certified. The Johnson & Johnson subsidiaries responsible for marketing the above products are vigorously defending against these claims except where settlement is deemed appropriate.

     Affirmative Stent Patent Litigation

      In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. Multiple post-trial proceedings and appeals have ensued with respect to these verdicts, with the ultimate outcome still subject to uncertainty.

      Cordis also has an arbitration claim against Medtronic accusing Medtronic of infringement by sale of stent products introduced by Medtronic subsequent to its products subject to the earlier action referenced above. Those subsequent products were found to have been licensed to Medtronic pursuant to a 1997 license by an arbitration panel in March 2005. Further arbitration proceedings will determine whether royalties are owed for those products.

      In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2TM, Taxus® and Liberte® stents of infringing the Palmaz patent that expired in November 2005. The Liberte® stent was also accused of infringing Cordis’ Gray patent that expires in 2016. In June 2005, a jury found that the Express2TM, Taxus® and Liberte® stents infringed the Palmaz patent and that the Liberte® stent also infringed the Gray patent. Motions filed by Boston Scientific seeking to vacate the verdict or obtain a new trial were denied in June 2006. Cordis expects Boston Scientific will appeal to the U.S. Court of Appeals for the Federal Circuit.

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

      In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® stent infringed Boston Scientific’s Ding ’536 patent and that the Cordis CYPHER® and BX VELOCITY® stents also infringed Boston Scientific’s Jang ’021 patent. The jury also found both of those patents valid. Boston Scientific seeks substantial damages and an injunction in that action. In June 2006, the District Court denied motions by Cordis to overturn the jury verdicts or grant a new trial. Cordis has moved for re-consideration of those decisions. If reconsideration is denied, Cordis will appeal to the Court of Appeals for the Federal Circuit. The District Court indicated it will consider damages, willfulness and injunctive relief after the appeals have been decided.

      Trial of Boston Scientific’s case asserting infringement by the CYPHER® stent of Boston Scientific’s Grainger patent, which had been scheduled for March 2006, has been adjourned pending a decision on Cordis’ motion for summary judgment. In that case as well, Boston Scientific seeks an injunction and substantial damages.

      Boston Scientific has brought actions in Belgium and the Netherlands under its Kastenhofer patent to enjoin the manufacture and sale of allegedly infringing catheters in those countries, and to recover damages. The Belgian case is pending and no hearing date has been set. A decision by the lower court in the Netherlands in Boston Scientific’s favor is on appeal.

      In Germany, Boston Scientific has several actions based on its Ding patents pending against the Cordis CYPHER® stent. Cordis was successful in these actions at the trial level, but Boston Scientific has appealed.

      The following chart summarizes various patent lawsuits concerning products of Johnson & Johnson subsidiaries that have yet to proceed to trial:

Plaintiff/
J&J Product	Company	Patents	Patent Holder	Court	Trial Date	Date Filed

Catheters and stent delivery systems	Cordis	Fitzmaurice	Medtronic AVE	E.D. Tex	09/07	06/03
Drug Eluting Stents	Cordis	Grainger	Boston Scientific Corp.	D. Del.	*	12/03
Drug Eluting Stents	Cordis	Ding	Boston Scientific Corp.	Germany	*	04/04 11/04
Two-layer Catheters	Cordis	Kasten- hofer Forman	Boston Scientific Corp.	N.D. Cal Belgium	* *	02/02 12/03
Stents	Cordis	Israel	Medinol	Multiple E.U. jurisdictions	*	05/03
Contact Lenses	Vision Care	Nicolson	CIBA Vision	M.D. Fla.	*	09/03

*	Trial date to be established.

     Litigation Against Filers of Abbreviated New Drug Applications (ANDAs)

      The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the statutory 30-month stay expires before a ruling from the district court is obtained, the firms involved will have the ability, upon FDA approval, to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company’s subsidiary.

      As noted in the following chart, 30-month stays expired during 2006 and will expire in 2007 or 2008 with respect to ANDA challenges regarding various products:

	Patent/NDA	Generic		Trial	Date	30-Month
Brand Name Product	Holder	Challenger	Court	Date	Filed	Stay Expires

ACIPHEX® 20 mg delay release tablet	Eisai (for Janssen)	Teva Dr. Reddy’s Mylan	S.D. N.Y. S.D. N.Y. S.D. N.Y.	03/07 03/07 03/07	11/03 11/03 01/04	02/07 02/07 02/07

AXERT® 6.25 and 12.5 mg	Almirall Ortho-McNeil Neurologics	Teva	S.D. N.Y.	*	03/06	11/08
CONCERTA® 18, 27, 36 and 54 mg controlled release tablet	McNeil-PPC ALZA	Andrx	D. Del.	*	09/05	None

	Patent/NDA	Generic		Trial	Date	30-Month
Brand Name Product	Holder	Challenger	Court	Date	Filed	Stay Expires

DITROPAN XL® 5, 10, 15 mg controlled release tablet	Ortho-McNeil ALZA	Mylan Impax	D. W.V. N.D. Cal.	02/05 12/05	05/03 09/03	09/05 01/06
ORTHO TRICYCLEN® LO 0.18 mg/0.025 mg 0.215 mg/0.025 mg and 0.25 mg/0.025 mg	Ortho-McNeil	Barr	D. N.J.	*	10/03	02/06
PEPCID® Complete	McNeil-PPC	Perrigo	S.D. N.Y.	02/07	02/05	06/07
RAZADYNETM	Janssen	Teva Mylan Dr. Reddy’s Purepac Barr Par AlphaPharm	D. Del D. Del D. Del D. Del D. Del D. Del D. Del	05/07 05/07 05/07 05/07 05/07 05/07 05/07	07/05 07/05 07/05 07/05 07/05 07/05 07/05	01/08 01/08 01/08 01/08 01/08 01/08 01/08
RAZADYNETM ER	Janssen	Barr	D. N.J.	*	06/06	11/08
RISPERDAL® Tablets .25, 0.5, 1, 2, 3, 4 mg tablets	Janssen	Mylan Dr. Reddy’s Apotex	D. N.J. D. N.J. D. N.J.	06/06 06/06 *	12/03 12/03 06/06	05/06 06/06 11/08
RISPERDAL® M-Tab 0.5, 1, 2, 3, 4 mg	Janssen	Dr. Reddy’s	D. N.J.	06/06	02/05	07/07
RISPERDAL® Oral Solution, 1 mg/ml	Janssen	Apotex	D. N.J.	*	03/06	08/08
TOPAMAX® 25, 50, 100, 200 mg tablet	Ortho-McNeil	Mylan Cobalt	D. N.J. D. N.J.	* *	04/04 10/05	09/06 03/08
TOPAMAX® SPRINKLE 15, 25 mg capsule	Ortho-McNeil	Cobalt Mylan	D. N.J. D. N.J.	* *	12/05 10/06	05/08 03/09

* Trial date to be established.

      In the action against Mylan and Dr. Reddy’s Laboratories regarding RISPERDAL® (risperidone) tablets and M-Tabs, the District Court in New Jersey ruled, on October 13, 2006, that the RISPERDAL® patent was valid, enforceable, and infringed by the generic products at issue, and entered an injunction prohibiting Mylan and Dr. Reddy’s from marketing their generic risperidone products until a date no earlier than patent expiration in December 2007. Mylan has appealed that ruling.

      In the action against Mylan with respect to the patent on TOPAMAX®, the District Court in New Jersey, on October 24, 2006, granted the Company’s subsidiary Ortho-McNeil Pharmaceutical, Inc.’s (Ortho-McNeil) motion for a preliminary injunction barring launch by Mylan of its generic version of TOPAMAX®. On February 2, 2007, the district court granted Ortho-McNeil’s motion for summary judgment dismissing Mylan’s claim the patent was obvious, the only remaining issue in the case. The Company expects judgment in the case will shortly be entered for Ortho-McNeil, and that Mylan will then appeal.

      In the action against Mylan involving Ortho-McNeil’s product, DITROPAN XL® (oxybutynin chloride), the court in September 2005 found the DITROPAN XL® patent invalid and not infringed by Mylan’s generic product. Those rulings were affirmed by the Court of Appeals for the Federal Circuit on September 6, 2006. Mylan and Impax received final FDA approval and launched their products in November 2006.

      In the weeks following the adverse ruling in the DITROPAN XL® ANDA litigation against Mylan in September 2005, Johnson & Johnson and ALZA received seven antitrust class action complaints filed by purchasers of the product. They allege that Johnson & Johnson and ALZA violated the antitrust laws of the various states by knowingly pursuing baseless patent litigation, and thereby delaying entry into the market by Mylan and Impax.

      In the action against Impax involving its ANDA referencing McNeil-PPC’s product CONCERTA®, McNeil and ALZA Corporation, both subsidiaries of the Company, dismissed with prejudice their claim of infringement against Impax with respect to its ANDA.

      With respect to all of the above matters, the Johnson & Johnson subsidiary involved is vigorously defending the validity and enforceability and asserting the infringement of its own or its licensor’s patents.

     Average Wholesale Price (AWP) Litigation

      Johnson & Johnson and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Most of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP. In the MDL proceeding in Boston, plaintiffs moved for class certification of all or some portion of their claims. On August 16, 2005, the trial judge certified Massachusetts-only classes of private insurers providing “Medi-gap” insurance coverage and private payers for physician-administered drugs where payments were based on AWP. The judge also allowed plaintiffs to file a new complaint seeking to name proper parties to represent a national class of individuals who made co-payments for physician-administered drugs covered by Medicare. The Court of Appeals declined to allow an appeal of those issues and in January 2006, the court certified the national class as noted above. A trial of the two Massachusetts-only class actions concluded before the Massachusetts District Court in December 2006. A decision is expected in the first quarter of 2007. The trial judge has scheduled jury trials to begin in April 2007 in the national class action on behalf of individuals who paid co-payments for Medicare Part B drugs. Trial in the action brought by the Attorney General of the State of Alabama making allegations related to AWP is set for November 2007. Additional AWP cases brought by various Attorney Generals are expected to be set for trial in 2008.

     Other

      In July 2003, Centocor Corporation received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney’s Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney’s Office. Both the Company and Centocor responded, or are in the process of responding, to these requests for documents and information.

      In December 2003, Ortho-McNeil received a subpoena from the U.S. Attorney’s Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). An additional subpoena for documents was served in June 2006. Ortho-McNeil is cooperating in responding to the subpoenas. In October 2004, the U.S. Attorney’s Office in Boston asked attorneys for Ortho-McNeil to cooperate in facilitating the subpoenaed testimony of several present and former Ortho-McNeil employees before a federal grand jury in Boston. Cooperation in securing the testimony of additional witnesses before the grand jury has been requested and is being provided.

      In January 2004, Janssen received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Janssen is cooperating in responding to these subpoenas.

      In April 2004, several of the Company’s pharmaceutical companies were requested to submit information to the U.S. Senate Finance Committee on their use of the “nominal pricing exception” in calculating Best Price under the Medicaid Rebate Program. This request was sent to manufacturers for the top twenty drugs reimbursed under the Medicaid Program. The Company’s pharmaceutical companies have responded to the request. In February 2005 a request for supplemental information was received from the Senate Finance Committee, which has been responded to by the Company’s pharmaceutical companies.

      In August 2004, Johnson & Johnson Health Care Systems, Inc. (HCS), a Johnson & Johnson subsidiary, received a subpoena from the Dallas, Texas U.S. Attorney’s Office seeking documents relating to the relationships between the group purchasing organization Novation and HCS and other Johnson & Johnson subsidiaries. The Company’s subsidiaries involved have responded to the subpoena.

      In September 2004, Ortho Biotech Inc. (Ortho Biotech), received a subpoena from the U.S. Office of Inspector General’s Denver, Colorado field office seeking documents directed to sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech has responded to the subpoena.

      In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of New Jersey, seeking records concerning contractual relationships between DePuy Orthopaedics and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. Other leading orthopaedic companies are known to have received a similar subpoena. DePuy Orthopaedics is responding to the subpoena as well as a follow-on subpoena for documents. A number of employees of DePuy have been subpoenaed to testify before a grand jury in connection with this investigation.

      In June 2005, the U.S. Senate Committee on Finance requested the Company to produce information regarding use by several of its pharmaceutical subsidiaries of educational grants. A similar request was sent to other major pharmaceutical companies. In July 2005, the Committee specifically requested information about educational grants in connection with the drug PROPULSID®. A follow up request was received from the Committee for additional information in January 2006.

      In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios is responding to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney’s Office for the Northern District of California in San Francisco.

      In September 2005, Johnson & Johnson received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved are responding to the subpoena. Several employees of the Company’s pharmaceutical subsidiaries have been subpoenaed to testify before a grand jury in connection with this investigation.

      In January 2006, Janssen received a civil investigative demand from the Texas Attorney General seeking broad categories of documents related to the sales and marketing of RISPERDAL®. Janssen is responding to the request. In October 2006, the Texas Attorney General joined a qui tam action filed against Janssen in Texas state court alleging off label marketing of RISPERDAL® and seeking compensation for alleged adverse reactions due to RISPERDAL®.

      In February 2006, Johnson & Johnson received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil For Food Program. The subsidiaries are cooperating with the SEC in producing responsive documents.

      In June 2006, DePuy received a subpoena from the U.S. Department of Justice, Antitrust Division, requesting documents related to the manufacture, marketing and sale of orthopaedic devices, and had search warrants executed in connection with the investigation. DePuy is responding to the request for documents. In the wake of publicity about the subpoena, DePuy was served with five civil antitrust class actions.

      In September 2006, Janssen received a subpoena from the Attorney General of the State of California seeking documents regarding sales and marketing and side-effects of RISPERDAL®, as well as interactions with State officials regarding the State’s formulary for Medicaid-reimbursed drugs. Janssen is in the process of responding to the subpoena.

      On November 27, 2006, Centocor received a subpoena seeking documents in connection with an investigation being conducted by the Office of the United States Attorney for the Central District of California regarding Centocor’s Average Selling Price (ASP) calculations for REMICADE® under the company’s Contract Purchase Program. Centocor is producing material responsive to the subpoena and cooperating with the investigation.

      On February 12, 2007, Johnson & Johnson voluntarily disclosed to the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act. The Company will provide additional information to DOJ and SEC, and will cooperate with the agencies’ reviews of these matters.

      In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs’ class certification motion in December 2006. The plaintiffs have sought reconsideration of that decision. The Company disputes the allegations in the lawsuit and is vigorously defending against them.

      The Company, along with its wholly-owned subsidiaries, Ethicon, Inc., Ethicon Endo-Surgery, Inc. and HCS are defendants in a federal antitrust action challenging suture and endo-mechanical contracts with group purchasing organizations and hospitals in which discounts are predicated on a hospital achieving specified market share targets for both categories of products. Trial in that action, Conmed v. Johnson & Johnson et al. (S.D.N.Y., filed November 6, 2003), is currently scheduled for April 2007. Conmed alleges damages up to $1.8 billion, which damages would be trebled under the antitrust laws if such damages, and liability, are successfully established at trial. In late December 2005 and early 2006, three purported class actions were filed on behalf of purchasers of endo-mechanical instruments. These actions have been filed in the Federal District Court for the Central District of California.

      In November 2005, Amgen filed suit against Hoffmann-LaRoche, Inc. in the U.S. District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it will seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses and manufactures EPO for sale in the

United States by the Company’s Ortho Biotech Inc. subsidiary for non-dialysis indications. The suit is in its preliminary stages.

      In October 2006, Wyeth, Inc. initiated litigation in Delaware against Cordis Corporation alleging that Cordis breached the license and supply agreement pursuant to which Wyeth supplies Cordis the drug Rapamycin which is used in connection with Cordis’ CYPHER® Sirolimus-eluting Stent. Cordis has commenced its own action in Delaware seeking a declaration that no breach has occurred.

      The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period.

19.	Earnings Per Share

      The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 31, 2006, January 1, 2006 and January 2, 2005:

	2006	2005	2004

	(Shares in Millions Except
	Per Share Data)
Basic net earnings per share	$3.76	3.38	2.76
Average shares outstanding — basic	2,936.4	2,973.9	2,968.4
Potential shares exercisable under stock option plans	207.0	203.1	186.5
Less: shares repurchased under treasury stock method	(186.3)	(178.6)	(174.6)
Convertible debt shares	3.9	4.4	12.4

Adjusted average shares outstanding — diluted	2,961.0	3,002.8	2,992.7
Diluted net earnings per share	$3.73	3.35	2.74

      The diluted net earnings per share calculation includes the dilutive effect of convertible debt: a decrease in interest expense of $4 million, $11 million and $14 million after tax for years 2006, 2005 and 2004, respectively.

      Diluted net earnings per share excludes 43 million, 45 million and 42 million shares underlying stock options for 2006, 2005 and 2004, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

20.	Capital and Treasury Stock

      Changes in treasury stock were:

	Treasury Stock

	Shares	Amount

	(Amounts in Millions
	Except Treasury Stock
	Number of Shares
	in Thousands)
Balance at December 28, 2003	151,869	$6,146
Employee compensation and stock option plans	(25,340)	(1,403)
Conversion of subordinated debentures	(2,432)	(123)
Repurchase of common stock	24,722	1,384

Balance at January 2, 2005	148,819	6,004
Employee compensation and stock option plans	(22,708)	(1,458)
Conversion of subordinated debentures	(7,976)	(501)
Repurchase of common stock	27,229	1,920

Balance at January 1, 2006	145,364	5,965
Employee compensation and stock option plans	(26,526)	(1,677)
Conversion of subordinated debentures	(540)	(36)
Repurchase of common stock	108,314	6,722

Balance at December 31, 2006	226,612	$10,974

      Shares of common stock issued were 3,119,842,000 shares at the end of 2006, 2005 and 2004.

      Cash dividends paid were $1.455 per share in 2006, compared with dividends of $1.275 per share in 2005 and $1.095 per share in 2004.

21.	Selected Quarterly Financial Data (unaudited)

      Selected unaudited quarterly financial data for the years 2006 and 2005 are summarized below:

	2006				2005

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)	Quarter	Quarter(5)	Quarter	Quarter(6)

	(Dollars in Millions Except Per Share Data)
Segment sales to customers
Consumer	$2,355	2,398	2,456	2,565	2,280	2,278	2,231	2,307
Pharmaceutical	5,626	5,810	5,881	5,950	5,755	5,628	5,457	5,482
Med Devices & Diagnostics	5,011	5,155	4,950	5,167	4,797	4,856	4,622	4,821

Total sales	$12,992	13,363	13,287	13,682	12,832	12,762	12,310	12,610

Gross profit	9,380	9,575	9,637	9,675	9,336	9,240	8,956	8,972
Earnings before provision for taxes on income	4,615	3,603	3,661	2,708	3,927	3,266	3,420	2,503
Net earnings	3,305	2,820	2,760	2,168	2,839	2,588	2,538	2,095

Basic net earnings per share	$1.11	0.96	0.95	0.75	0.96	0.87	0.85	0.70

Diluted net earnings per share	$1.10	0.95	0.94	0.74	0.94	0.86	0.85	0.70

(1)	The first quarter of 2006 includes an after-tax gain of $368 million for the Guidant acquisition termination fee and an after-tax charge of $29 million for In-Process Research and Development (IPR&D).

(2)	The second quarter of 2006 includes an after-tax charge of $87 million for IPR&D.

(3)	The third quarter of 2006 includes an after-tax charge of $115 million for IPR&D.

(4)	The fourth quarter of 2006 includes an after-tax charge of $217 million for IPR&D.

(5)	The second quarter of 2005 includes an after-tax charge of $353 million for IPR&D and a $225 million tax benefit, due to the reversal of a tax liability related to a technical correction associated with the American Jobs Creation Act of 2004.

(6)	The fourth quarter of 2005 includes an after-tax charge of $6 million for IPR&D. Shifts in sales to lower tax jurisdictions and expenditures to higher tax jurisdictions had a more significant impact on the fiscal fourth quarter’s tax rate.

22.	Subsequent Events

      During the fiscal first quarter of 2007 the Company completed the acquisition of Conor Medsystems, Inc., a cardiovascular device company, for $1.4 billion in cash.

      During the fiscal first quarter of 2007, in accordance with the regulatory approval for the acquisition of the Consumer Healthcare business of Pfizer Inc., the Company announced the closing of the divestiture of KAOPECTATE®, UNISOM®, CORTIZONE®, BALMEX® and ACT® products to Chattem, Inc. for $410 million in cash.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

      Under Section 404 of The Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company’s internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.

      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

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

      The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

      On December 20, 2006, the Company completed the acquisition of the Consumer Healthcare business of Pfizer Inc. Due to the close proximity of the completion date of the acquisition to the date of management’s assessment of the effectiveness of the Company’s internal control over financial reporting, management excluded the Consumer Healthcare business of Pfizer Inc. from its assessment of internal control over financial reporting.

      The total assets of the Consumer Healthcare business of Pfizer Inc., which were primarily intangible assets and goodwill, represented 26% of the Company’s total assets for the fiscal year ended December 31, 2006.

      The operating results of the Consumer Healthcare business of Pfizer Inc. acquired on December 20, 2006 will be reported in the Company’s financial statements beginning in 2007, as 2006 results subsequent to the acquisition date were not significant.

      Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Johnson & Johnson:

      We have completed integrated audits of Johnson & Johnson’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its Subsidiaries (“the Company”) at December 31, 2006, and January 1, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 13, due to the implementation of SFAS No. 158 the Company changed the manner in which it accounts for pensions and other benefits as of December 31, 2006.

Internal control over financial reporting

      Also, in our opinion, management’s assessment, included in the accompanying, “Management’s Report on Internal Control over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      As described in “Management’s Report on Internal Control over Financial Reporting,” management has excluded the Consumer Healthcare business of Pfizer Inc. from its assessment of internal control over financial reporting as of December 31, 2006, because it was acquired by the Company on December 20, 2006. We have also excluded the Consumer Healthcare business of Pfizer Inc. from our audit of internal control over financial reporting. Total assets of the Consumer Healthcare business of Pfizer Inc. represent 26% of the related consolidated financial statement amounts as of December 31, 2006.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
February 20, 2007

SUMMARY OF OPERATIONS AND STATISTICAL DATA 1996-2006

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

	(Dollars in Millions Except Per Share Figures)
Sales to customers — U.S.	$29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532	12,901	11,814	10,851
Sales to customers — International	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825	10,910	10,708	10,536

Total sales	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357	23,811	22,522	21,387

Cost of products sold	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559	7,711	7,355	7,187
Selling, marketing and administrative expenses	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182	8,595	8,215	7,862
Research expense	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821	2,538	2,386	2,115
Purchased in-process research and development	559	362	18	918	189	105	66	—	298	108	—
Interest income	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)	(302)	(263)	(196)
Interest expense, net of portion capitalized	63	54	187	207	160	153	204	255	186	179	176
Other (income) expense, net	(671)	(214)	15	(385)	294	185	(94)	119	565	248	122

	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670	19,591	18,228	17,266

Earnings before provision for taxes on income	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687	4,220	4,294	4,121
Provision for taxes on income	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554	1,196	1,224	1,179

Net earnings	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133	3,024	3,070	2,942

Percent of sales to customers	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1	12.7	13.6	13.8
Diluted net earnings per share of common stock	$3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34	1.00	1.01	0.97
Percent return on average shareholders’ equity	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0	21.6	24.3	27.1

Percent increase over previous year:
Sales to customers	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9	5.7	5.3	15.4
Diluted net earnings per share	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0	(1.0)	4.1	15.5

Supplementary expense data:
Cost of materials and services(1)	$22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922	11,779	11,702	11,341
Total employment costs	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727	6,021	5,634	5,469
Depreciation and amortization	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510	1,335	1,117	1,047
Maintenance and repairs(2)	506	510	462	395	360	372	327	322	286	270	285
Total tax expense(3)	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221	1,845	1,811	1,747

Supplementary balance sheet data:
Property, plant and equipment, net	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155	6,767	6,204	6,025
Additions to property, plant and equipment	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822	1,610	1,454	1,427
Total assets	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163	29,019	23,634	22,254
Long-term debt	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429	2,652	2,084	2,347
Operating cash flow	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913	5,104	4,209	4,000

Common stock information
Dividends paid per share	$1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550	0.490	0.425	0.368
Shareholders’ equity per share	$13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73	4.95	4.52	4.07
Market price per share (year-end close)	$66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63	41.94	32.44	25.25
Average shares outstanding (millions)
— basic	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2	2,973.6	2,951.9	2,938.0
— diluted	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4	3,067.0	3,050.0	3,046.2

Employees (thousands)	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8	96.1	92.6	91.5

(1)	Net of interest and other income.

(2)	Also included in cost of materials and services category.

(3)	Includes taxes on income, payroll, property and other business taxes.

SHAREHOLDER RETURN PERFORMANCE GRAPHS

      Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2006, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2001 and December 31, 1996 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.