Form 10-K, Exhibit 13
period 2007-12-30
JOHNSON & JOHNSON
filed 2008-02-26
CIK 200406

Exhibit 13
Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS
36	Organization and Business Segments
36	Results of Operations
37	Analysis of Sales by Business Segments
40	Analysis of Consolidated Earnings Before Provision for Taxes on Income
42	Liquidity and Capital Resources
44	Other Information
47	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
48	Consolidated Balance Sheets
49	Consolidated Statements of Earnings
50	Consolidated Statements of Equity
51	Consolidated Statements of Cash Flows
52	Notes to Consolidated Financial Statements
74	Management’s Report on Internal Control over Financial Reporting
75	Report of Independent Registered Public Accounting Firm
76	Summary of Operations and Statistical Data 1997–2007
77	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2007 ANNUAL REPORT	35

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Organization and Business Segments
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
Johnson & Johnson and its subsidiaries (the “Company”) have approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction and spinal care products; Ethicon’s wound care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.
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
MANAGEMENT’S OBJECTIVES
A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. New products introduced within the past five years accounted for approximately 30% of 2007 sales. In 2007, $7.7 billion, or 12.6% of sales was invested in research and development, an increase of $0.6 billion over 2006. This increase reflects management’s commitment to the importance of on-going development of new and differentiated products and services to sustain long-term growth.
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
Results of Operations
ANALYSIS OF CONSOLIDATED SALES
In 2007, worldwide sales increased 14.6% to $61.1 billion, compared to increases of 5.6% in 2006 and 6.7% in 2005. These sales increases consisted of the following:

Sales increase due to:	2007	2006	2005
Volume	10.1%	3.8	5.4
Price	1.4	1.5	0.6
Currency	3.1	0.3	0.7

Total	14.6%	5.6	6.7

Sales by U.S. companies were $32.4 billion in 2007, $29.8 billion in 2006 and $28.4 billion in 2005. This represents an increase of 9.0% in 2007, 4.9% in 2006 and 2.2% in 2005. Sales by international companies were $28.7 billion in 2007, $23.5 billion in 2006 and $22.1 billion in 2005. This represents an increase of 21.7% in 2007, 6.4% in 2006 and 13.1% in 2005.

36	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     The five-year compound annual growth rates for worldwide, U.S. and international sales were 11.0%, 7.6% and 15.7%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 10.5%, 10.6% and 10.3%, respectively.
     All international geographic regions experienced sales growth during 2007, consisting of 22.4% in Europe, 32.2% in the Western Hemisphere (excluding the U.S.) and 15.3% in the Asia-Pacific, Africa regions. These sales increases include the impact of currency fluctuations between the U.S. dollar and foreign currencies, which had positive impacts of 9.2% in Europe, 6.7% in the Western Hemisphere (excluding the U.S.) and 3.5% in the Asia-Pacific, Africa region.
     The acquisition of Pfizer Inc.’s Consumer Healthcare business, net of the related divestitures, increased both total sales growth and operational growth by 7.4%.
     In 2007, 2006 and 2005, the Company did not have a customer that represented 10% or more of total revenues.
Analysis of Sales by Business Segments
CONSUMER SEGMENT
Consumer segment sales in 2007 were $14.5 billion, an increase of 48.3%, over 2006 with 44.2% of this change due to operational growth and the remaining 4.1% due to positive currency fluctuations. U.S. Consumer segment sales were $6.4 billion, an increase of 40.1%. International sales were $8.1 billion, an increase of 55.5%, with 47.8% as a result of operations and 7.7% due to currency fluctuations over 2006.
     The acquisition of Pfizer Inc.’s Consumer Healthcare business, net of the related divestitures, increased both total sales growth and operational growth for the total Consumer segment by 40.3%.
     The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $5.1 billion, an increase of 87.5% from 2006. This was attributable to new products from acquisitions, as well as strong sales growth achieved by analgesics and SPLENDA® products. The positive impact on OTC Pharmaceuticals and Nutritionals total sales growth due to newly acquired brands from Pfizer Inc. was 80.0% for the fiscal year 2007.
     In 2007, the Company announced a voluntary withdrawal of certain infant cough and cold products from the market. When used as directed, these medicines have been generally recognized as safe and effective. However, an assessment of available data on the use of pediatric cough and cold medicines has identified rare instances of misuse leading to overdose, particularly in infants under two years of age. As well, these products, along with children’s cough and cold products generally, were the subject of a recent U.S. Food and Drug Administration (FDA) Nonprescription Drug Advisory Committee hearing, which recommended to the FDA certain changes in the marketing and
Major Consumer Franchise Sales*:

				% Change
(Dollars in Millions)	2007	2006	2005	‘07 vs.‘06	‘06 vs.‘05
OTC Pharmaceuticals & Nutritionals	$5,142	2,742	2,678	87.5%	2.4
Skin Care	3,051	2,633	2,401	15.9	9.7
Baby Care	1,982	1,740	1,561	13.9	11.5
Women’s Health	1,806	1,666	1,568	8.4	6.3
Oral Care	1,488	406	319	266.5	27.3
Other	1,024	587	569	74.4	3.2

Total	$14,493	9,774	9,096	48.3%	7.5

*	Prior year amounts have been reclassified to conform with current presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	37

sale of such products. These actions are not expected to have a significant impact on sales for the OTC Pharmaceuticals and Nutritionals franchise.
     The Skin Care franchise sales in 2007 were $3.1 billion, representing an increase of 15.9% over 2006. The increase was primarily due to sales growth in the suncare, CLEAN & CLEAR®, AVEENO® and NEUTROGENA® product lines, as well as new products related to acquisitions. The positive impact on Skin Care total sales growth due to newly acquired brands from Pfizer Inc. was 5.7% for the fiscal year 2007.
     The Baby Care franchise sales grew by 13.9% to $2.0 billion in 2007. This strong growth was led by the success of the cleanser, haircare, lotion and cream and powder product lines. An additional contributor to the growth were the new products related to acquisitions. The positive impact on Baby Care total sales growth due to newly acquired brands from Pfizer Inc. and divestitures related to the acquisition was 1.8% for the fiscal year 2007.
     The Women’s Health franchise sales grew by 8.4% to $1.8 billion in 2007. This growth was primarily due to newly acquired brands from Pfizer Inc. The positive impact on Women’s Health total sales growth due to newly acquired brands from Pfizer Inc. was 4.8% for the fiscal year 2007.
     The Oral Care franchise sales grew by 266.5% to $1.5 billion in 2007. This strong sales growth was attributable to new products from acquisitions and newly launched products, such as LISTERINE® mouthwashes and dissolvable whitening strips. The positive impact on Oral Care total sales growth due to newly acquired brands from Pfizer Inc. and divestitures related to the acquisition was 276.6%.
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
PHARMACEUTICAL SEGMENT
Pharmaceutical segment sales in 2007 were $24.9 billion, an increase of 6.9% over 2006, with 4.3% of this change due to operational growth and the remaining 2.6% increase related to the positive impact of currency fluctuations. U.S. Pharmaceutical segment sales were $15.6 billion, an increase of 3.4%. International Pharmaceutical segment sales were $9.3 billion, an increase of 13.3%, which included 5.9% of operational growth and 7.4% related to the positive impact of currency fluctuations.
     The Antipsychotics franchise achieved sales of $4.7 billion in 2007, an increase of 12.3% over prior year. The Antipsychotics franchise includes RISPERDAL® oral (risperidone), a medication that treats the symptoms of schizophrenia, bipolar mania and irritability associated with autistic behavior in indicated patients, RISPERDAL® CONSTA® (risperidone) a long acting injectable and INVEGA™ (paliperdone) Extended-Release tablets for the treatment of schizophrenia. Sales growth was positively impacted by the continued global success of RISPERDAL® CONSTA®. The patent for the RISPERDAL® compound expired in the U.S. and most major markets outside the U.S. in 2007. In March 2007, the FDA granted pediatric exclusivity for RISPERDAL®, which extends the marketing exclusivity in the U.S. for RISPERDAL® oral to the end of June 2008. In 2007, U.S. sales of RISPERDAL® oral were $2.2 billion. Loss of market exclusivity for RISPERDAL® oral is likely to result in a significant reduction in sales in the U.S.
     REMICADE® (infliximab), a biologic approved for the treatment of Crohn’s disease, ankylosing spondylitis, psoriasis, psoriatic arthritis, ulcerative colitis and use in the treatment of rheumatoid arthritis, achieved sales of $3.3 billion in 2007, with growth of 10.4% over prior year. Growth was driven by increased demand due to expanded indications and overall market growth. During 2007, REMICADE® received approval from the European Commission for pediatric Crohn’s disease indications. REMICADE® is competing in a market which is experiencing increased competition due to new entrants and the expansion of indications for existing competitors.
     PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $2.9 billion in 2007, a decline of 9.3% compared to prior year. The decline was primarily due to the declining markets for Erythropoiesis Stimulating Agents (ESAs). Earlier in the year The Centers for Medicare and Medicaid issued a National Coverage Determination, which significantly limits the reimbursement of ESAs in oncology in the U.S. Epoetin alfa products in the U.S. were subject to a label change, which may negatively impact future sales. The label for Epoetin alfa products is also under review in jurisdictions outside the U.S.
Major Pharmaceutical Product Revenues*:

				% Change
(Dollars in Millions)	2007	2006	2005	‘07 vs. ‘06	‘06 vs. ‘05
Antipsychotics	$4,697	4,183	3,552	12.3%	17.8
REMICADE® (infliximab)	3,327	3,013	2,535	10.4	18.9
PROCRIT®/EPREX® (Epoetin alfa)	2,885	3,180	3,324	(9.3)	(4.3)
TOPAMAX® (topiramate)	2,453	2,027	1,680	21.0	20.7
LEVAQUIN® /FLOXIN® (levofloxacin/ofloxacin)	1,646	1,530	1,492	7.6	2.5
ACIPHEX®/PARIET® (rabeprazole sodium)	1,357	1,239	1,169	9.5	6.0
DURAGESIC® /Fentanyl Transdermal (fentanyl transdermal system)	1,164	1,295	1,585	(10.1)	(18.3)
CONCERTA® (methylphenidate HCI)	1,028	930	774	10.5	20.2
Hormonal Contraceptives	925	1,016	1,136	(9.0)	(10.6)
Other	5,384	4,854	5,075	10.9	(4.4)

Total	$24,866	23,267	22,322	6.9%	4.2

*	Prior year amounts have been reclassified to conform with current presentation.

38	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     TOPAMAX® (topiramate), which has been approved for adjunctive and monotherapy use in epilepsy, as well as for the prophylactic treatment of migraines, achieved $2.5 billion in sales in 2007, an increase of 21.0% over prior year. The major contributor to the growth was the continued success in the migraine category. The patent for TOPAMAX® (topiramate) in the U.S. will expire in September 2008. The Company is on target to file for the pediatric extension with the FDA, which if obtained, would grant market exclusivity in the U.S. until March 2009. In 2007, U.S. sales of TOPAMAX® were $2.0 billion. The expiration of a product patent or loss of market exclusivity is likely to result in a significant reduction in sales.
     LEVAQUIN® (levofloxacin) and FLOXIN® (ofloxacin) achieved combined sales of $1.6 billion in 2007, representing growth of 7.6% over the prior year. This was primarily due to favorable market growth partially offset by increased competitive pressure. In March 2007 the FDA granted pediatric exclusivity in the U.S. for LEVAQUIN®, which will extend the marketing exclusivity by six months to June 2011.
     ACIPHEX®/PARIET® (rabeprazole sodium), a proton pump inhibitor co-marketed with Eisai Co. Ltd., achieved sales of $1.4 billion in 2007, an increase of 9.5% as compared to prior year. Growth in the U.S. was due to overall market growth. Growth outside the U.S. was due to market growth partially offset by increased competition in certain regions.
     DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) sales declined to $1.2 billion in 2007, a reduction of 10.1% from 2006. This decline was the result of the impact of generic competition in the U.S. and major international markets. Generic competition in the U.S. began in January 2005.
     CONCERTA® (methylphenidate HCI), a product for the treatment of attention deficit hyperactivity disorder, achieved sales of $1.0 billion in 2007, representing an increase of 10.5% over 2006. Although the original CONCERTA® patent expired in 2004, the FDA has not approved any generic version that is substitutable for CONCERTA®. Two parties have filed Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA®, which are pending and may be approved at any time.
     The hormonal contraceptive franchise sales declined to $0.9 billion in 2007, a reduction of 9.0% from 2006. ORTHO EVRA® (norelgestromin/ethinyl estradiol), the first contraceptive patch approved by the FDA, experienced a significant decline in sales as a result of labeling changes and negative media coverage concerning product safety. The sales decline was also a result of continued generic competition in oral contraceptives.
     In 2007, Other Pharmaceutical sales were $5.4 billion, representing a growth of 10.9% over prior year. The biggest contributor to the increase was VELCADE®, a product for the treatment of multiple myeloma.
     In the fiscal fourth quarter of 2007, the Company recorded a special pre-tax, non-cash charge of $678 million for the write-down of the intangible asset related to NATRECOR® (nesiritide), a product for the treatment of patients with acutely decompensated heart failure who have dyspnea at rest or with minimal activity. This charge results from revised estimates of future cash flows from this product primarily due to a recent decline in NATRECOR® sales trends. The remaining unamortized intangible value associated with NATRECOR® was $200 million at the end of 2007. The Company believes that NATRECOR® is an important clinical option for the treatment of acutely decompensated heart failure and the product will continue to be marketed by Scios Inc., a subsidiary of the Company.
     During 2007, the Company launched INVEGA™ (paliperidone) Extended-Release Tablets, in both the U.S. and Europe. Additionally, in 2007 the Company launched the antibacterial, DORIBAX™ (doripenem for injection) in the U.S. and the antiretroviral, PREZISTA™ (darunavir), in Europe. The Company submitted five new molecular entities for approval: paliperidone palmitate for schizophrenia in the U.S., ustekinumab, or CNTO 1275, for psoriasis in both the U.S. and Europe, dapoxetine for premature ejaculation in several countries in Europe, antibacterial ceftobiprole in the U.S. and Europe and anti-HIV medication, TMC 125 in the U.S. and Europe. TMC 125 was approved by the U.S. FDA in January 2008 and will be marketed as INTELENCE™ (etravirine).
     In response to the challenges facing the Pharmaceutical segment the Company announced a restructuring initiative in 2007. See Note 22 for additional information regarding the restructuring.
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
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT
     The Medical Devices and Diagnostics segment achieved sales of $21.7 billion in 2007, representing an increase over the prior
Major Medical Devices and Diagnostics Franchise Sales:

				% Change
(Dollars in Millions)	2007	2006	2005	‘07 vs. ‘06	‘06 vs. ‘05
DEPUY®	$4,587	4,105	3,847	11.7%	6.7
ETHICON ENDO-SURGERY®	3,834	3,376	3,105	13.6	8.7
ETHICON®	3,591	3,213	3,092	11.8	3.9
CORDIS®	3,425	4,088	3,982	(16.2)	2.6
LIFESCAN®	2,373	2,074	1,909	14.4	8.6
Vision Care	2,209	1,879	1,694	17.6	10.9
ORTHO-CLINICAL DIAGNOSTICS®	1,642	1,488	1,408	10.3	5.7
Other	75	60	59	25.0	1.7

Total	$21,736	20,283	19,096	7.2%	6.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	39

year of 7.2%, with operational growth of 3.9% and 3.3% due to a positive impact from currency fluctuations. U.S. sales were $10.4 billion, an increase of 3.2%. International sales were $11.3 billion, an increase of 11.1%, with 4.6% from operations and a positive currency impact of 6.5%.
     The DePuy franchise achieved $4.6 billion in sales in 2007, which was an 11.7% increase over prior year. This growth was primarily due to DePuy’s orthopaedic joint reconstruction products including the hip and knee product lines. Strong performance was also achieved in Mitek’s sports medicine products.
     The Ethicon Endo-Surgery franchise achieved sales of $3.8 billion in 2007, a 13.6% increase over 2006. A major contributor of growth continues to be endocutter sales, which include products used in performing bariatric procedures for the treatment of obesity, an important focus area for the franchise. Strong results were achieved with the continued success of the HARMONIC SCALPEL®, an ultrasonic cutting and coagulating surgical device. There was also strong growth in the Advanced Sterilization Products line.
     The Ethicon franchise sales grew 11.8% in 2007, achieving $3.6 billion in sales. This was a result of solid growth in the hemostasis, women’s health, biosurgicals, and the mesh product lines. There was also continued growth in suture sales.
     Sales in the Cordis franchise were $3.4 billion, a decline of 16.2% over 2006. This decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased competition outside the U.S., as well as the global contraction of the drug-eluting stent market following reports of a potential risk of late stent thrombosis associated with the use of drug-eluting stents. These results were partially offset by strong performance by the Biosense Webster and the neurovascular businesses. In response to challenges facing the Cordis franchise the Company announced a restructuring initiative in 2007. See Note 22 for additional information regarding the restructuring.
     On June 13, 2007, the FDA notified Cordis that all items outlined in the Warning Letters received in April and July 2004 regarding Good Manufacturing Practice regulations and Good Clinical Practice regulations have been resolved.
     The LifeScan franchise achieved $2.4 billion in sales in 2007, an increase of 14.4% over 2006, reflecting the continued success of the ULTRA® product lines. An additional contributor was the growth of the Animas business due to the launch of the 2020 insulin pump during the year.
     The Vision Care franchise achieved sales of $2.2 billion in 2007, a growth rate of 17.6% over the prior year. This growth was led by the continued success of such brands as ACUVUE® OASYS™, ACUVUE® ADVANCE™ for ASTIGMATISM, ACUVUE® ADVANCE™, 1-DAY ACUVUE® MOIST™, 1-DAY ACUVUE® DEFINE™ and 1-DAY ACUVUE® for ASTIGMATISM.
     The Ortho-Clinical Diagnostics franchise achieved $1.6 billion in sales in 2007, a 10.3% increase over 2006. This is due to the continued global growth in the Immunohematology product line, as well as the growth in the Immunodiagnostic product line and the 2007 launch of the Chagas screening assay in the U.S.
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
Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income decreased by $1.3 billion to $13.3 billion in 2007 as compared to the $14.6 billion earned in 2006. Lower earnings in 2007 were primarily due to restructuring charges and the write-down of the NATRECOR® intangible asset. The increase in 2006 was 11.2% over the $13.1 billion in 2005. As a percent to sales, consolidated earnings before provision for taxes on income in 2007 was 21.7% versus 27.4% in 2006. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.
Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2007	2006	2005

Cost of products sold	29.1%	28.2	27.7
Percent point increase/(decrease) over the prior year	0.9	0.5	(0.8)
Selling, marketing and administrative expenses	33.5	32.7	34.1
Percent point increase/(decrease) over the prior year	0.8	(1.4)	(0.1)
     In 2007, there was an increase in the percent to sales of cost of products sold primarily due to the impact of newly acquired consumer brands. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2007 primarily due to the impact of newly acquired consumer brands partially offset by cost containment efforts.
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
     In 2005, there was a decrease in the percent to sales of cost of products sold. This was due to lower manufacturing costs primarily related to the CYPHER® Sirolimus-eluting Coronary Stent, as well as ongoing cost containment activity across the organization, partially offset by the negative impact of pharmaceutical product mix. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to cost containment initiatives in the Pharmaceutical segment partially offset by increases in investment spending in the Medical Devices and Diagnostics segment.
Research and Development: Research and development activities represent a significant part of the Company’s business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. Worldwide costs of research

40	JOHNSON & JOHNSON 2007 ANNUAL REPORT

activities, excluding in-process research and development charges, were as follows:

(Dollars in Millions)	2007	2006	2005

Research and development expense	$7,680	7,125	6,462
Percent increase over the prior year	7.8%	10.3	20.9
Percent of sales	12.6%	13.4	12.8
Research and development expense as a percent of sales for the Pharmaceutical segment was 21.2% for 2007, 21.3% for 2006 and 20.2% for 2005. Research and development expense as a percent of sales for the Medical Devices and Diagnostics segment was 8.5% for 2007, 8.7% for 2006 and 8.2% for 2005. Research and development expense as a percent of sales for the Consumer segment was 3.9% for 2007, 4.0% for 2006 and 4.2% for 2005.
     Research and development activities in the Pharmaceutical segment increased to $5.3 billion, or 6.1%, over 2006. The compound annual growth rate was approximately 13.8% for the five-year period since 2002.
     The increased investment in research and development in all segments demonstrates the Company’s focus on knowledge-based products, and reflects a significant number of projects in late-stage development.
Restructuring: In 2007, the Company announced initiatives that are expected to generate pre-tax, annual cost savings of $1.3–$1.6 billion for 2008 in an effort to improve its overall cost structure. The Company recorded $745 million in related pre-tax charges. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market.
     The Company’s Pharmaceuticals segment will reduce its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise is moving to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients’ cardiovascular needs, while reducing its cost base. This program will allow the Company to accelerate steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. See Note 22 for more details.
In-Process Research and Development: In 2007, the Company recorded a charge for in-process research and development (IPR&D) of $807 million before and after tax related to the acquisition of Conor Medsystems Inc. The IPR&D charge was included in the operating profit of the Medical Devices and Diagnostics segment.
     In 2006, the Company recorded IPR&D charges of $559 million before tax related to the acquisitions of the Consumer Health-care business of Pfizer Inc., Vascular Control Systems, Inc., Ensure Medical, Inc., ColBar LifeScience Ltd., Hand Innovations LLC and Future Medical Systems S.A. The Consumer Healthcare business of Pfizer Inc. accounted for $320 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications, accounted for $87 million before tax of the IPR&D charges. Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery, accounted for $66 million before tax of the IPR&D charges. ColBar LifeScience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering, accounted for $49 million before tax of the IPR&D charges. Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities, accounted for $22 million before tax of the IPR&D charges. Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems, accounted for $15 million before tax of the IPR&D charges.
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
Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, minority interests, litigation settlements and liabilities and royalty income. The change in other (income) expense, net from 2007 to 2006 was an increase in expense of $1,205 million.
     In 2007, other (income) expense, net included a charge of $678 million before tax related to the NATRECOR® intangible asset write-down. A gain of $622 million associated with the Guidant acquisition agreement termination fee, less associated expenses, was included in 2006. In addition, 2006 also included expenses associated with the recording of additional product liability reserves and the integration costs associated with the acquisition of the Consumer Healthcare business of Pfizer Inc.
     In 2005, other (income) expense, net included royalty income partially offset by several expense items, none of which were individually significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	41

OPERATING PROFIT BY SEGMENT
Operating profits by segment of business were as follows:

			Percent of
			Segment Sales
(Dollars in Millions)	2007	2006	2007	2006

Consumer	$2,277	1,374	15.7%	14.1
Pharmaceutical	6,540	6,894	26.3	29.6
Med Devices and Diag	4,846	6,126	22.3	30.2

Total (1)	13,663	14,394	22.4	27.0
Less: Expenses/(Income) not allocated to segments (2)	380	(193)

Earnings before provision for taxes on income	$13,283	14,587	21.7%	27.4

(1)	See Note 11 for more details.

(2)	Amounts not allocated to segments include interest (income)/expense, minority interest, and general corporate (income)/expense.

Consumer Segment: In 2007, Consumer segment operating profit increased 65.7% from 2006. As a percent to sales, 2007 operating profit increased to 15.7%. IPR&D expenses of $320 million as well as expenses associated with the Consumer Healthcare business of Pfizer Inc. integration were recorded during 2006. In 2006, Consumer segment operating profit decreased 13.7% and as a percent to sales declined to 14.1% over the prior year resulting from $320 million of IPR&D expenses as well as expenses associated with the Consumer Healthcare business of Pfizer Inc. integration recorded during 2006.
Pharmaceutical Segment: In 2007, Pharmaceutical segment operating profit decreased 5.1% from 2006. As a percent to sales, 2007 operating profit decreased to 26.3% resulting from $429 million of restructuring charges and $678 million for the NATRECOR® intangible asset write-down in 2007. In 2006, Pharmaceutical segment operating profit increased 8.3% and as a percent to sales increased to 29.6% over the prior year. This increase was the result of $302 million of IPR&D recorded during 2005 partially offset by increases in research and development spending and lower gross margins in 2006.
Medical Devices and Diagnostics Segment: In 2007, the operating profit in the Medical Devices and Diagnostics segment decreased 20.9% from 2006. As a percent to sales, 2007, operating profit decreased to 22.3% resulting from $807 million of IPR&D expenses and $301 million of restructuring charges in 2007, while 2006 included the gain associated with the Guidant acquisition agreement termination fee, less associated expenses, of $622 million. In 2006, the Medical Devices and Diagnostics segment operating profit increased 16.9% and as a percent to sales increased 2.8% over the prior year. The primary driver of the improved operating profit was the Guidant acquisition agreement termination fee, less associated expenses, of $622 million recorded during 2006. This was partially offset by higher IPR&D charges of $239 million in 2006 versus $60 million in 2005. In addition, advertising and promotional expense leveraging were offset in part by increases in research and development spending.
Interest (Income) Expense: Interest income in 2007 decreased by $377 million due to a lower average cash balance. The decline in the average cash balance was due primarily to the acquisition of the Consumer Healthcare business of Pfizer Inc. on December 20, 2006. The cash balance, including marketable securities was $9.3 billion at the end of 2007, and averaged $6.6 billion as compared to the $15.7 billion average cash balance in 2006.
     Interest expense in 2007 increased by $233 million due to a higher average debt balance. The net debt balance at the end of 2007 was $9.5 billion as compared to $6.6 billion at the end of 2006. The higher debt balance in 2007 was due to the debt associated with the acquisition of the Consumer Healthcare business of Pfizer Inc. and the Common Stock repurchase program in 2007.
     Interest income in 2006 increased by $342 million due primarily to higher rates of interest, as well as a higher average cash balance, despite the $5.0 billion Common Stock repurchase program and an increase in acquisition activity as compared to prior year. The cash balance, including current marketable securities was $4.1 billion at the end of 2006 and averaged $15.7 billion, as compared to the $14.3 billion average cash balance in 2005.
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
Provision for Taxes on Income: The worldwide effective income tax rate was 20.4% in 2007, 24.2% in 2006 and 23.3% in 2005. The 2007 tax rate benefited from a one-time gain of $267 million related to an international business restructuring in certain countries, as well as increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions and lower international tax rates in certain countries. The 2006 tax rate increased as compared to 2005 primarily due to a gain of $225 million recorded in 2005, which was partially offset by a benefit in 2006 related to the reversal of a tax allowance of $134 million associated with the international business. The 2005 effective tax rate benefited from the previously mentioned $225 million, due to the reversal of a tax liability previously recorded during the fiscal fourth quarter of 2004, related to a technical correction to the American Jobs Creation Act of 2004.
Liquidity and Capital Resources
CASH FLOWS
In 2007, cash flow from operations was $15.2 billion, an increase of $1.0 billion over 2006. The $1.0 billion increase in cash flow from operations is primarily attributable to non-cash expenses associated with the NATRECOR® intangible asset write-down

42	JOHNSON & JOHNSON 2007 ANNUAL REPORT

and increased depreciation and amortization.
     Net cash used by investing activities in 2007 was $6.1 billion versus $20.3 billion in 2006 which included the acquisition of the Consumer Healthcare business of Pfizer Inc. For a more detailed discussion on mergers and acquisitions, see Note 17. There was also a $1.6 billion net increase in purchases of investments, primarily marketable securities. Capital expenditures were $2.9 billion, $2.7 billion and $2.6 billion in 2007, 2006 and 2005, respectively.
     Net cash used by financing activities decreased by $0.4 billion primarily due to a $1.1 billion decrease in the repurchase of Common Stock in 2007 and a $0.4 billion increase in proceeds from the exercise of stock options partially offset by $0.7 billion decrease in proceeds from short and long-term debt. There was also a $0.4 billion increase in dividends to shareholders in 2007.
     Cash and current marketable securities were $9.3 billion at the end of 2007 as compared with $4.1 billion at the end of 2006, primarily due to cash flow from operations.
     Cash generated from operations amounted to $14.2 billion in 2006, which was $2.4 billion more than the cash generated from operations in 2005 of $11.8 billion. The major factors contributing to the increase were a net income increase of $1.2 billion, net of the non-cash impact of IPR&D charges and a $2.7 billion increase in accounts payable and accrued liabilities. This was partially offset by a $0.9 billion increase in deferred taxes and a $0.8 billion increase in other current and non-current assets.

FINANCING AND MARKET RISK
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency products costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 30, 2007 market rates would increase the unrealized value of the Company’s forward contracts by $245 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 30, 2007 market rates would decrease the unrealized value of the Company’s forward contracts by $299 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future earnings and cash flows.
     The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $175 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future cash flows.
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
     Total credit available to the Company approximates $8.0 billion, of which $6.4 billion expires September 25, 2008, and $1.6 billion expires September 27, 2012.
     Total borrowings at the end of 2007 and 2006 were $9.5 billion and $6.6 billion, respectively. The increase in borrowings between 2006 and 2007 was a result of financing general corporate purposes and the Common Stock repurchase program in 2007. In 2007, net debt (cash and current marketable securities, net of debt) was $0.2 billion compared to net debt of $2.5 billion in 2006. Total debt represented 18.0% of total capital (shareholders’ equity and total debt) in 2007 and 14.4% of total capital in 2006. Shareholders’ equity per share at the end of 2007 was $15.25 compared with $13.59 at year-end 2006, an increase of 12.2%.
     For the period ended December 30, 2007, there were no material cash commitments. Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 6.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	43

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Company has contractual obligations, primarily lease, debt obligations and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 30, 2007 (see Notes 4, 6 and 13 to the Audited Consolidated Financial Statements for further details):

			Unfunded
	Operating	Debt	Retirement
(Dollars in Millions)	Leases	Obligations(1)	Plans	Total

2008	$183	2,463	51	2,697
2009	151	247	55	453
2010	119	5	61	185
2011	94	23	64	181
2012	77	628	69	774
After 2012	113	6,171	416	6,700

Total	$737	9,537	716	10,990

(1) Amounts do not include interest expense.
For tax matters, see Note 8.
SHARE REPURCHASE AND DIVIDENDS
On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $10.0 billion of the Company’s Common Stock. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company intends to fund the share repurchase program through a combination of available cash and debt. During 2007, the Company repurchased an aggregate of 55.8 million shares of Johnson & Johnson common stock under the current repurchase program at a cost of $3.6 billion. In addition the Company has an annual program to repurchase shares for use in employee stock and incentive plans.
     The Company increased its dividend in 2007 for the 45th consecutive year. Cash dividends paid were $1.620 per share in 2007, compared with dividends of $1.455 per share in 2006 and $1.275 per share in 2005. The dividends were distributed as follows:

	2007	2006	2005

First quarter	$0.375	0.330	0.285
Second quarter	0.415	0.375	0.330
Third quarter	0.415	0.375	0.330
Fourth quarter	0.415	0.375	0.330

Total	$1.620	1.455	1.275

On January 2, 2008, the Board of Directors declared a regular cash dividend of $0.415 per share, payable on March 11, 2008, to shareholders of record as of February 26, 2008. The Company expects to continue the practice of paying regular cash dividends.
Other Information
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management’s discussion and analysis of results of operations and financial condition are based on the Company’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company’s operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.
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
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are derived by estimating sales volumes for the incentive period and are recorded as products are sold. Promotional arrangements containing customer acceptance criteria are evaluated to determine the appropriate amounts to be deferred.
     In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements, for which no further performance obligations exist, are recognized as revenue on the earlier of receipt of payment or collection is assured. If performance obligations exist, the Company will defer the upfront fees and recognize as earned over the obligation period.

44	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a financial statement impact.
     Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the years ended December 30, 2007 and December 31, 2006.
CONSUMER SEGMENT

	Balance at			Balance at
	Beginning		Payments/	End
(Dollars in Millions)	of Period	Accruals	Other	of Period

2007
Accrued rebates(1)	$164	492	(439)	217
Accrued returns	92	257	(236)	113
Accrued promotions	211	2,249	(2,163)	297

Subtotal	$467	2,998	(2,838)	627

Reserve for doubtful accounts	42	17	12	71
Reserve for cash discounts	15	278	(270)	23

Total	$524	3,293	(3,096)	721

2006
Accrued rebates(1)	$144	352	(332)	164
Accrued returns	78	117	(103)	92
Accrued promotions	172	1,555	(1,516)	211

Subtotal	$394	2,024	(1,951)	467

Reserve for doubtful accounts	35	10	(3)	42
Reserve for cash discounts	13	176	(174)	15

Total	$442	2,210	(2,128)	524

(1)	Includes reserve for customer rebates of $76 million at December 30, 2007 and $54 million at December 31, 2006, recorded as a contra asset.
PHARMACEUTICAL SEGMENT

	Balance at			Balance at
	Beginning		Payments/	End
(Dollars in Millions)	of Period	Accruals	Other	of Period

2007
Accrued rebates(1)	$1,233	3,175	(3,159)	1,249
Accrued returns	324	36	(15)	345
Accrued promotions	205	523	(465)	263

Subtotal	$1,762	3,734	(3,639)	1,857

Reserve for doubtful accounts	30	—	(4)	26
Reserve for cash discounts	29	531	(536)	24

Total	$1,821	4,265	(4,179)	1,907

2006
Accrued rebates(1)	$1,119	2,857	(2,743)	1,233
Accrued returns	287	67	(30)	324
Accrued promotions	160	625	(580)	205

Subtotal	$1,566	3,549	(3,353)	1,762

Reserve for doubtful accounts	36	—	(6)	30
Reserve for cash discounts	29	503	(503)	29

Total	$1,631	4,052	(3,862)	1,821

(1)	Includes reserve for customer rebates of $321 million at December 30, 2007 and $227 million at December 31, 2006, recorded as a contra asset.
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

	Balance at			Balance at
	Beginning		Payments/	End
(Dollars in Millions)	of Period	Accruals	Other	of Period

2007
Accrued rebates(1)	$294	1,576	(1,534)	336
Accrued returns	183	102	(95)	190
Accrued promotions	41	136	(159)	18

Subtotal	$518	1,814	(1,788)	544

Reserve for doubtful accounts	88	25	(17)	96
Reserve for cash discounts	18	213	(207)	24

Total	$624	2,052	(2,012)	664

2006
Accrued rebates(1)	$302	1,808	(1,816)	294
Accrued returns	170	26	(13)	183
Accrued promotions	56	104	(119)	41

Subtotal	$528	1,938	(1,948)	518

Reserve for doubtful accounts	93	7	(12)	88
Reserve for cash discounts	15	188	(185)	18

Total	$636	2,133	(2,145)	624

(1)	Includes reserve for customer rebates of $313 million at December 30, 2007 and $277 million at December 31, 2006, recorded as a contra asset.
The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers.
Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not have a material effect on the Company’s results of operations, cash flows or financial position.
     In 2007, the Company adopted FASB Interpretation 48 (FIN48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. See Note 8 for further information regarding income taxes.
     At December 30, 2007 and December 31, 2006, the cumulative amounts of undistributed international earnings were approximately $24.2 billion and $17.9 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	45

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses, opinions of legal counsel and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
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
Stock Options: During the fiscal first quarter of 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share Based Payment. The Company has applied the modified retrospective transition method to implement SFAS No. 123(R). Previously reported financial statements have been restated in accordance with the provisions of SFAS No. 123(R). See Note 10 for further information regarding stock options.
NEW ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company adopted it in the first quarter of 2007.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.
     In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal year 2008 and the Company will adopt accordingly. The Company is assessing the impact of the adoption of SFAS No. 159 and currently does not believe that the adoption will have a material impact on its results of operations, cash flows or financial position.
     In December 2007, FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Noncontrolling Interests in Consolidated Financial Statements. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will have a significant impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of IPR&D, expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. The Company believes that the adoption of SFAS No. 141(R) and SFAS No. 160 will not have a material effect on its results of operations, cash flows or financial position.
     EITF Issue 07-1: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. This issue addresses the income statement classification of payments made between parties in a collaborative arrangement. The adoption of EITF 07-1 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.
     EITF Issue 07-3: Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. This issue requires nonrefundable advance payments for research and development to be capitalized and recognized as an expense as related goods are delivered or services are performed. The adoption of EITF 07-3 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.
ECONOMIC AND MARKET FACTORS
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, The Company has a long-standing policy of pricing products responsibly. For the period 1997-2007, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
     Inflation rates, even though moderate in many parts of the world during 2007, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. The Company faces various worldwide health care changes that may result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

46	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed ANDAs seeking to market generic forms of most of the Company’s key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on “Litigation Against Filers of Abbreviated New Drug Applications” in Note 18.
LEGAL PROCEEDINGS
The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company’s balance sheet under its self-insurance program and by third-party product liability insurance.
     The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period.
     See Note 18 for further information regarding legal proceedings.
COMMON STOCK MARKET PRICES
The Company’s common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2007 and 2006 were:

	2007			2006
	High		Low	High		Low

First quarter	$68.22		59.87	63.10		56.70
Second quarter	65.45		59.95	62.00		57.32
Third quarter	65.75		59.72	65.13		59.68
Fourth quarter	68.75		63.55	69.41		64.50
Year-end close		$67.38			66.02

Cautionary Factors That May Affect Future Results
This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management’s plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words such as “plans,” “expects,” “will,” “anticipates,” “estimates” and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company’s strategy for growth, product development, regulatory approval, market position and expenditures.
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
     The Company’s report on Form 10-K for the year ended December 30, 2007 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	47

Consolidated Balance Sheets	Johnson & Johnson and Subsidiaries

At December 30, 2007 and December 31, 2006 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2007	2006

Assets
Current assets
Cash and cash equivalents (Notes 1 and 14)	$7,770	4,083
Marketable securities (Notes 1 and 14)	1,545	1
Accounts receivable trade, less allowances for doubtful accounts $193 (2006,$160)	9,444	8,712
Inventories (Notes 1 and 2)	5,110	4,889
Deferred taxes on income (Note 8)	2,609	2,094
Prepaid expenses and other receivables	3,467	3,196

Total current assets	29,945	22,975

Marketable securities, non-current (Notes 1 and 14)	2	16
Property, plant and equipment, net (Notes 1 and 3)	14,185	13,044
Intangible assets, net (Notes 1 and 7)	14,640	15,348
Goodwill, net (Notes 1 and 7)	14,123	13,340
Deferred taxes on income (Note 8)	4,889	3,210
Other assets (Note 5)	3,170	2,623

Total assets	$80,954	70,556

Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 6)	$2,463	4,579
Accounts payable	6,909	5,691
Accrued liabilities	6,412	4,587
Accrued rebates, returns and promotions	2,318	2,189
Accrued salaries, wages and commissions	1,512	1,391
Accrued taxes on income	223	724

Total current liabilities	19,837	19,161

Long-term debt (Note 6)	7,074	2,014
Deferred taxes on income (Note 8)	1,493	1,319
Employee related obligations (Notes 5 and 13)	5,402	5,584
Other liabilities	3,829	3,160

Total liabilities	37,635	31,238

Shareholders’ equity
Preferred stock —without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 12)	(693)	(2,118)
Retained earnings	55,280	49,290

	57,707	50,292
Less: common stock held in treasury, at cost (Note 20) (279,620,000 shares and 226,612,000 shares)	14,388	10,974

Total shareholders’ equity	43,319	39,318

Total liabilities and shareholders’ equity	$80,954	70,556

See Notes to Consolidated Financial Statements

48	JOHNSON & JOHNSON 2007 ANNUAL REPORT

Consolidated Statements of Earnings	Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)	2007	2006	2005

Sales to customers	$61,095	53,324	50,514

Cost of products sold	17,751	15,057	14,010

Gross profit	43,344	38,267	36,504

Selling, marketing and administrative expenses	20,451	17,433	17,211
Research expense	7,680	7,125	6,462
Purchased in-process research and development (Note 17)	807	559	362
Restructuring (Note 22)	745	—	—
Interest income	(452)	(829)	(487)
Interest expense, net of portion capitalized (Note 3)	296	63	54
Other (income) expense, net	534	(671)	(214)

	30,061	23,680	23,388

Earnings before provision for taxes on income	13,283	14,587	13,116
Provision for taxes on income (Note 8)	2,707	3,534	3,056

Net earnings	$10,576	11,053	10,060

Basic net earnings per share (Notes 1 and 19)	$3.67	3.76	3.38

Diluted net earnings per share (Notes 1 and 19)	$3.63	3.73	3.35

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	49

Consolidated Statements of Equity	Johnson & Johnson and Subsidiaries

				Note Receivable	Accumulated
				From Employee	Other		Treasury
		Comprehensive	Retained	Stock Ownership	Comprehensive	Common Stock	Stock
(Dollars in Millions) (Note 1)	Total	Income	Earnings	Plan (ESOP)	Income	Issued Amount	Amount

Balance, January 2, 2005	$32,535		35,945	(11)	(515)	3,120	(6,004)

Net earnings	10,060	10,060	10,060
Cash dividends paid	(3,793)		(3,793)
Employee stock compensation and stock option plans	1,485		27				1,458
Conversion of subordinated debentures	369		(132)				501
Repurchase of common stock	(1,717)		203				(1,920)
Other comprehensive income, net of tax:
Currency translation adjustment	(415)	(415)			(415)
Unrealized losses on securities	(16)	(16)			(16)
Employee benefit plans	26	26			26
Gains on derivatives & hedges	165	165			165
Reclassification adjustment		(15)

Total comprehensive income		9,805

Note receivable from ESOP	11			11

Balance, January 1, 2006	$38,710		42,310	—	(755)	3,120	(5,965)

Net earnings	11,053	11,053	11,053
Cash dividends paid	(4,267)		(4,267)
Employee compensation and stock option plans	1,858		181				1,677
Conversion of subordinated debentures	26		(10)				36
Repurchase of common stock	(6,722)						(6,722)
Other	23		23
Other comprehensive income, net of tax:
Currency translation adjustment	362	362			362
Unrealized losses on securities	(9)	(9)			(9)
Employee benefit plans	(1,710)	(34)			(1,710)
Losses on derivatives & hedges	(6)	(6)			(6)
Reclassification adjustment		(9)

Total comprehensive income		11,357

Balance, December 31, 2006	$39,318		49,290	—	(2,118)	3,120	(10,974)

Net earnings	10,576	10,576	10,576
Cash dividends paid	(4,670)		(4,670)
Employee compensation and stock option plans	2,311		131				2,180
Conversion of subordinated debentures	9		(4)				13
Repurchase of common stock	(5,607)						(5,607)
Adoption of FIN 48	(19)		(19)
Other	(24)		(24)
Other comprehensive income, net of tax:
Currency translation adjustment	786	786			786
Unrealized gains on securities	23	23			23
Employee benefit plans	670	670			670
Losses on derivatives & hedges	(54)	(54)			(54)
Reclassification adjustment		(5)

Total comprehensive income		11,996

Balance, December 30, 2007	$43,319		55,280	—	(693)	3,120	(14,388)

See Notes to Consolidated Financial Statements

50	JOHNSON & JOHNSON 2007 ANNUAL REPORT

Consolidated Statements of Cash Flows	Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	2007	2006	2005

Cash flows from operating activities

Net earnings	$10,576	11,053	10,060
Adjustments to reconcile net earnings to cash flows:
Depreciation and amortization of property and intangibles	2,777	2,177	2,093
Stock based compensation	698	659	540
Purchased in-process research and development	807	559	362
Intangible asset write-down (NATRECOR®)	678	—	—
Deferred tax provision	(1,762)	(1,168)	(235)
Accounts receivable allowances	22	(14)	(31)
Changes in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(416)	(699)	(568)
Decrease/(increase) in inventories	14	(210)	(396)
Increase/(decrease) in accounts payable and accrued liabilities	2,642	1,750	(911)
(Increase)/decrease in other current and non-current assets	(1,351)	(269)	542
Increase in other current and non-current liabilities	564	410	343

Net cash flows from operating activities	15,249	14,248	11,799

Cash flows from investing activities

Additions to property, plant and equipment	(2,942)	(2,666)	(2,632)
Proceeds from the disposal of assets	230	511	154
Acquisitions, net of cash acquired (Note 17)	(1,388)	(18,023)	(987)
Purchases of investments	(9,659)	(467)	(5,660)
Sales of investments	7,988	426	9,187
Other (primarily intangibles)	(368)	(72)	(341)

Net cash used by investing activities	(6,139)	(20,291)	(279)

Cash flows from financing activities

Dividends to shareholders	(4,670)	(4,267)	(3,793)
Repurchase of common stock	(5,607)	(6,722)	(1,717)
Proceeds from short-term debt	19,626	6,385	1,215
Retirement of short-term debt	(21,691)	(2,633)	(732)
Proceeds from long-term debt	5,100	6	6
Retirement of long-term debt	(18)	(13)	(196)
Proceeds from the exercise of stock options/excess tax benefits	1,562	1,135	774

Net cash used by financing activities	(5,698)	(6,109)	(4,443)

Effect of exchange rate changes on cash and cash equivalents	275	180	(225)

(Decrease)/increase in cash and cash equivalents	3,687	(11,972)	6,852
Cash and cash equivalents, beginning of year (Note 1)	4,083	16,055	9,203

Cash and cash equivalents, end of year (Note 1)	$7,770	4,083	16,055

Supplemental cash flow data

Cash paid during the year for:
Interest	$314	143	151
Income taxes	4,099	4,250	3,429
Supplemental schedule of noncash investing and financing activities

Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$738	622	818
Conversion of debt	9	26	369

Acquisitions

Fair value of assets acquired	$1,620	19,306	1,128
Fair value of liabilities assumed	(232)	(1,283)	(141)

Net cash paid for acquisitions	$1,388	18,023	987

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	51

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the “Company”). Intercompany accounts and transactions are eliminated.
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
The Company has approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction and spinal care products; Ethicon’s wound care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.
NEW ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company adopted it in the first quarter of 2007.
     In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.
     In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal year 2008 and the Company will adopt accordingly. The Company is assessing the impact of the adoption of SFAS No.159 and currently does not believe that the adoption will have a material impact on its results of operations, cash flows or financial position.
     In December 2007, FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Noncontrolling Interests in Consolidated Financial Statements. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will have a significant impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of IPR&D, expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. The Company believes that the adoption of SFAS No. 141(R) and SFAS No. 160 will not have a material effect on its results of operations, cash flows or financial position.
     EITF Issue 07-1: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. This issue addresses the income statement classification of payments made between parties in a collaborative arrangement. The adoption of EITF 07-1 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.
     EITF Issue 07-3: Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. This issue requires nonrefundable advance payments for research and development to be capitalized and recognized as an expense as related goods are delivered or services are performed. The adoption of EITF 07-3 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.
CASH EQUIVALENTS
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.
INVESTMENTS
Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determi-

52	JOHNSON & JOHNSON 2007 ANNUAL REPORT

nation at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.
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
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. Promotional arrangements containing customer acceptance criteria are evaluated to determine the appropriate amounts to be deferred.
     In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements, for which no further performance obligations exist, are recognized as revenue on the earlier of receipt of payment or collection is assured. If performance obligations exist, the Company will defer the upfront fees and recognize as earned over the obligation period.
SHIPPING AND HANDLING
Shipping and handling costs incurred were $934 million, $693 million and $736 million in 2007, 2006 and 2005, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
INVENTORIES
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.
INTANGIBLE ASSETS AND GOODWILL
SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2007 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.
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
     The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.
     The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. The fair value of a derivative instrument (i.e., forward foreign exchange contract, currency swap) is the aggregation, by currency, of all future cash flows discounted to its present value at prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.
     On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2007, 2006 and 2005.
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
PRODUCT LIABILITY
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.
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
ADVERTISING
Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.7 billion in 2007, $1.9 billion in 2006 and $2.1 billion in 2005.
INCOME TAXES
The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation. At December 30, 2007 and December 31, 2006, the cumulative amount of undistributed international earnings were approximately $24.2 billion and $17.9 billion, respectively.
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
ANNUAL CLOSING DATE
The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, the fiscal year consists of 53 weeks.
2. Inventories
At the end of 2007 and 2006, inventories were comprised of:

(Dollars in Millions )	2007	2006

Raw materials and supplies	$905	980
Goods in process	1,384	1,253
Finished goods	2,821	2,656

	$5,110	4,889

3. Property, Plant and Equipment
At the end of 2007 and 2006, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions )	2007	2006

Land and land improvements	$756	611
Buildings and building equipment	7,913	7,347
Machinery and equipment	14,554	13,108
Construction in progress	3,243	2,962

	26,466	24,028
Less accumulated depreciation	12,281	10,984

	$14,185	13,044

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2007, 2006 and 2005 was $130 million, $118 million and $111 million, respectively.
     Depreciation expense, including the amortization of capitalized interest in 2007, 2006 and 2005 was $1.9 billion, $1.6 billion and $1.5 billion, respectively.
     Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation

54	JOHNSON & JOHNSON 2007 ANNUAL REPORT

or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded in earnings.
4. Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $302 million in 2007, $285 million in 2006 and $248 million in 2005.
     The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 30, 2007 are:

(Dollars in Millions)					After
2008	2009	2010	2011	2012	2012	Total
$183	151	119	94	77	113	737
Commitments under capital leases are not significant.
5. Employee Related Obligations
At the end of 2007 and 2006, employee related obligations were:

(Dollars in Millions)	2007	2006
Pension benefits	$2,014	2,380
Postretirement benefits	2,134	2,009
Postemployment benefits	1,119	781
Deferred compensation	740	631

	6,007	5,801
Less current benefits payable	605	217

Employee related obligations	$5,402	5,584

Prepaid employee related obligations of $481 million and $259 million for 2007 and 2006, respectively, are included in other assets on the consolidated balance sheet.
6. Borrowings
The components of long-term debt are as follows:

		Effective			Effective
(Dollars in Millions)	2007	Rate%		2006	Rate%
3% Zero Coupon Convertible Subordinated Debentures due 2020	$178	3.00		182	3.00
4.95% Debentures due 2033	500	4.95		500	4.95
3.80% Debentures due 2013	500	3.82		500	3.82
6.95% Notes due 2029	294	7.14		293	7.14
6.73% Debentures due 2023	250	6.73		250	6.73
6.625% Notes due 2009	199	6.80		199	6.80
5.55% Debentures due 2017	1,000	5.55		—	—
5.95% Notes due 2037	995	5.99		—	—
5.50% Notes due 2024 (500 GBP1.9944)(2)	989	5.71		—	—
4.75% Notes due 2019 (1B Euro 1.4573)(2)	1,447	5.35		—	—
5.15% Debentures due 2012	599	5.18		—	—
Other (Includes Industrial Revenue Bonds)	132	—		99	—
	7,083	5.47	(1)	2,023	5.23	(1)
Less current portion	9	—		9	—

	$7,074			2,014

(1)	Weighted average effective rate.

(2)	Translation rate at December 30, 2007.
The Company has access to substantial sources of funds at numerous banks worldwide. Total credit available to the Company approximates $8.0 billion of which $6.4 billion expire September 25, 2008, and $1.6 billion expire September 27, 2012. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.
     The Company filed a shelf registration with the Securities and Exchange Commission that became effective November 13, 2006 and which enables the Company to issue up to $10 billion in debt securities and warrants to purchase debt securities. The Company issued bonds in August 2007 for a total of $2.6 billion and in November 2007 for a total of $2.4 billion for general corporate purposes and the Common Stock repurchase program in 2007. At December 30, 2007 the Company had $5.0 billion remaining on the shelf registration.
     On July 28, 2000, ALZA Corporation, a subsidiary of the Company completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 30, 2007 the outstanding 3% Debentures had a total principal amount at maturity of $258.8 million with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson common stock at a price of $40.102 per share. Approximately 11.4 million shares have been issued as of December 30, 2007, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 30, 2007 and December 31, 2006, the fair value based on quoted market value of the 3% Debentures was $240.0 million and $250.7 million, respectively.
     Short-term borrowings and the current portion of long-term debt amounted to approximately $2.5 billion at the end of 2007, of which $2.0 billion was raised under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.
     Aggregate maturities of long-term obligations commencing in 2007 are:

(Dollars in Millions)					After
2008	2009	2010	2011	2012	2012
$9	247	5	23	628	6,171
CERTAIN BUSINESS RELATIONSHIPS
A member of the Company’s Board of Directors is the former Chief Executive Officer of a major bank. This bank has provided services to the Company, for which the payments made were not significant for either the Company or the bank in 2007, 2006 or 2005. The Company plans to engage the bank to provide

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	55

services, including investment banking services, to the Company in 2008. The Company does not anticipate payments for these services to be significant to either the bank or the Company in 2008.
7. Intangible Assets and Goodwill
At the end of 2007 and 2006, the gross and net amounts of intangible assets and goodwill were:

(Dollars in Millions)	2007	2006
Trademarks (non-amortizable) — gross	$6,457	6,609
Less accumulated amortization	144	134

Trademarks (non-amortizable) — net	$6,313	6,475

Patents and trademarks — gross	$4,597	5,282
Less accumulated amortization	1,615	1,695

Patents and trademarks — net	$2,982	3,587

Other intangibles — gross	$7,399	6,923
Less accumulated amortization	2,054	1,637

Other intangibles — net	$5,345	5,286

Subtotal intangible assets — gross	$18,453	18,814
Less accumulated amortization	3,813	3,466

Subtotal intangible assets — net	$14,640	15,348

Goodwill — gross	$14,866	14,075
Less accumulated amortization	743	735

Goodwill — net	$14,123	13,340

Total intangible assets and goodwill — gross	$33,319	32,889
Less accumulated amortization	4,556	4,201

Total intangible assets and goodwill — net	$28,763	28,688

Goodwill as of December 30, 2007 and December 31, 2006, as allocated by segment of business is as follows:

			Med Dev
(Dollars in Millions)	Consumer	Pharm	and Diag	Total
Goodwill at January 1, 2006	$1,090	874	4,026	5,990

Acquisitions	6,720	—	533	7,253
Translation/other	56	28	13	97

Goodwill at December 31, 2006	$7,866	902	4,572	13,340

Acquisitions	3	—	449	452
Translation/other	256	62	13	331

Goodwill at December 30, 2007	$8,125	964	5,034	14,123

The weighted average amortization periods for patents and trademarks and other intangible assets are 16 years and 28 years, respectively. The amortization expense of amortizable intangible assets for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006 was $844 million, $594 million and $521 million before tax, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2007, 2006 and 2005, with the resulting charge included in amortization expense. The reduction in total patent and trademarks compared to 2006 is primarily due to a write-down of $678 million before tax, related to the NATRECOR® intangible asset. The remaining unamortized intangible value associated with NATRECOR® was $200 million at the end of 2007. This charge results from revised estimates of future cash flows from this product due primarily to a recent decline in NATRECOR® sales trends. NATRECOR® will continue to be marketed by Scios Inc., a subsidiary of the Company.
The estimated amortization expense for the five succeeding years approximates $753 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.
8. Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions )	2007	2006	2005
Currently payable:
U.S. taxes	$2,990	3,625	2,181
International taxes	1,479	1,077	1,110

	4,469	4,702	3,291

Deferred:
U.S. taxes	(722)	(726)	77
International taxes	(1,040)	(442)	(312)

	(1,762)	(1,168)	(235)

	$2,707	3,534	3,056

A comparison of income tax expense at the U.S. statutory rate of 35% in 2007, 2006 and 2005, to the Company’s effective tax rate is as follows:

(Dollars in Millions )	2007	2006	2005
U.S.	$5,237	8,110	6,949
International	8,046	6,477	6,167

Earnings before taxes on income:	$13,283	14,587	13,116

Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
Puerto Rico and Ireland operations	(8.8)	(7.5)	(7.3)
Research and orphan drug tax credits	(0.8)	(0.7)	(0.7)
U.S. state and local	2.1	1.6	1.1
International subsidiaries excluding Ireland	(7.3)	(3.5)	(2.7)
Technical Corrections Act impact on 2004 tax liability	—	—	(1.7)
U.S. manufacturing deduction	(0.3)	(0.2)	(0.2)
In process research and development (IPR&D )	2.1	0.6	0.9
U.S. Tax international income	(1.9)	(0.7)	(0.7)
All other	0.3	(0.4)	(0.4)

Effective tax rate	20.4%	24.2	23.3

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. Also, the U.S. possessions tax credit, which expired in 2006, applies to certain operations in Puerto Rico. The decrease in the 2007 tax rate was mainly attributed to increases in taxable income in lower tax jurisdictions relative to taxable income in higher jurisdictions and lower international tax rates in certain countries. The international tax rate also benefited from a business restructuring of certain international subsidiaries, resulting in a one-time benefit of $267 million, which reduced the effective tax rate by 2%.

56	JOHNSON & JOHNSON 2007 ANNUAL REPORT

The increase in the 2006 tax rate was mainly due to the reversal of a tax liability of $225 million reported in the 2005 tax provision which resulted from a technical correction to the American Jobs Creation Act of 2004. This was partially offset by a benefit reported in 2006 for the reversal of tax allowances of $134 million associated with the international business.
     Temporary differences and carry forwards for 2007 and 2006 are as follows:

	2007		2006
	Deferred Tax		Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$1,727		1,691
Stock based compensation	1,173		1,006
Depreciation		(463)		(450)
Non-deductible intangibles		(1,554)		(2,263)
International R&D capitalized for tax	1,773		1,483
Reserves & liabilities	1,155		845
Income reported for tax purposes	487		373
Miscellaneous international	1,011	(127)	663	(298)
Capitalized intangibles	89		126
Miscellaneous U.S.	708		747

Total deferred income taxes	$8,123	(2,144)	6,934	(3,011)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet.
     The Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes effective January 1, 2007 which resulted in the recognition of an additional $19 million of previously unrecognized tax benefits, with the corresponding adjustment to retained earnings. The Company had $1.3 billion of gross unrecognized tax benefits, $1.1 billion net unrecognized tax benefits, as of January 1, 2007 including the previous adjustment mentioned above. The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the year ended December 30, 2007 the Company recognized $42 million of interest income and $58 million of interest expense, with an after-tax impact of $10 million. The total amount of accrued interest was $187 million and $171 million in 2007 and 2006, respectively.
     The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	Total
Balance as of January 1, 2007	$1,262
Increases related to current year tax positions	487
Increases related to prior period tax positions	77
Decreases related to prior period tax positions	(117)
Settlements	(14)
Lapse of statute of limitations	(42)

Balance as of December 30, 2007	$1,653

Included in the unrecognized tax benefits of approximately $1.7 billion at December 30, 2007, are $1.4 billion of potential tax benefits that, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed the audit for tax years through 1999; however, the years 1996 though 1999 remain open while a limited number of issues are being considered at the IRS appeals level, which the Company expects to be resolved within the next twelve months. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2001 with some jurisdictions remaining open as far back as 1995. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company does not expect a significant payment within the next twelve months, and is not able to provide a reasonably reliable estimate of the timing of any future tax payments, relating to uncertain tax positions.
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
     In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.
     An analysis of the changes during 2007, 2006 and 2005 for foreign currency translation adjustments is included in Note 12.
     Net currency transaction and translation gains and losses included in other (income) expense were losses of $23 million, $18 million and $32 million in 2007, 2006 and 2005, respectively.
10. Common Stock, Stock Option Plans and Stock Compensation Agreements
STOCK OPTIONS
At December 30, 2007, the Company had 15 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 2000 Stock Compensation Plan, the 1997 Non-Employee Director’s Plan and the Centocor, Innovasive Devices, ALZA, Inverness, and Scios Stock Option Plans. During 2007, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.
     The compensation cost recorded under SFAS No. 123(R) that has been charged against income for these plans was $698 million for 2007, $659 million for 2006 and $540 million for 2005. The total income tax benefit recognized in the income statement for share-based compensation costs was $238 million for 2007, $228 million for 2006 and $189 million for 2005. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.
     Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	57

years. All options are granted at the average of the high and low prices of the Company’s common stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of Common Stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 194.5 million at the end of 2007.
     The Company settles employee stock option exercises with treasury shares. Treasury shares are replenished throughout the year for the number of shares used to settle employee stock option exercises.
     The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Starting in 2006, expected volatility represents a blended rate of 4-year daily historical average volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. Prior to 2006, expected volatility was based on 5-year weekly historical volatility rate. Historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.
     The average fair value of options granted was $11.67, $12.22 and $15.48 in 2007, 2006 and 2005, respectively. The fair value was estimated based on the weighted average assumptions of:

	2007	2006	2005

Risk-free rate	4.78%	4.60%	3.72%
Expected volatility	14.7%	19.6%	25.0%
Expected life	6.0 yrs	6.0 yrs	5.0 yrs
Dividend yield	2.50%	2.50%	1.93%

A summary of option activity under the Plan as of December 30, 2007, December 31, 2006 and January 1, 2006 and changes during the years ending on those dates is presented below:

			Aggregate
		Weighted	Intrinsic
	Outstanding	Average	Value
(Shares in Thousands)	Shares	Exercise Price	(Dollars in Millions)

Shares at January 2, 2005	229,004	$48.62	$3,390

Options granted	47,556	66.16
Options exercised	(21,733)	34.19
Options canceled/forfeited	(6,285)	55.84

Shares at January 1, 2006	248,542	53.05	$2,031

Options granted	28,962	58.38
Options exercised	(26,152)	42.80
Options canceled/forfeited	(8,425)	59.33

Shares at December 31, 2006	242,927	54.57	$2,788

Options granted	26,789	65.61
Options exercised	(33,224)	45.92
Options canceled/forfeited	(7,863)	63.00

Shares at December 30, 2007	228,629	$56.83	$2,411

The total intrinsic value of options exercised was $625.4 million, $541.5 million and $664.0 million in 2007, 2006 and 2005, respectively. The total unrecognized compensation cost was $651.9 million as of December 30, 2007, $648.8 million as of December 31, 2006 and $659.6 million as of January 1, 2006.
The weighted average period for this cost to be recognized was 1.01 years for 2007, 0.99 years for 2006 and 1.15 years for 2005.
     The following table summarizes stock options outstanding and exercisable at December 30, 2007:

(Shares in Thousands)	Outstanding			Exercisable
			Average		Average
Exercise		Average	Exercise		Exercise
Price Range	Options	Life(1)	Price	Options	Price

$ 3.62-$29.44	744	2.2	$20.57	744	$20.57
$30.55-$40.16	8,304	1.0	39.67	8,304	39.67
$40.98-$50.08	14,491	2.0	49.48	14,491	49.48
$50.39-$52.11	22,892	2.8	50.70	22,892	50.70
$52.20-$53.77	27,615	5.0	52.22	27,615	52.22
$53.93-$54.89	33,094	6.0	53.93	31,434	53.93
$55.01-$58.25	31,447	4.1	57.30	31,414	57.30
$58.34-$66.08	51,273	8.5	61.96	416	61.18
$66.18-$68.26	38,769	7.1	66.19	—	—

	228,629	5.6	$56.83	137,310	$52.33

(1)	Average contractual life remaining in years.
Stock options exercisable at December 31, 2006 and January 1, 2006 were 131,077 at an average price of $50.23 and an average life of 5.9 years, and 119,390 options at an average price of $47.90 and an average life of 6.4 years, respectively.
RESTRICTED SHARE UNITS
The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.
     A summary of share activity under the Plan as of December 30, 2007:

Outstanding
(Shares in Thousands)	Shares

Shares at January 1, 2006	111
Shares granted	7,320
Shares issued	(33)
Shares canceled/forfeited	(513)

Shares at December 31, 2006	6,885
Shares granted	8,029
Shares issued	(33)
Shares canceled/forfeited	(1,220)

Shares at December 30, 2007	13,661

The average fair value of the restricted share units granted was $60.86 and $54.17 in 2007 and 2006, respectively using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $1.8 million and $1.7 million in 2007 and 2006, respectively.

58	JOHNSON & JOHNSON 2007 ANNUAL REPORT

11. Segments of Business(1) and Geographic Areas

	Sales to Customers(2)
(Dollars in Millions)	2007	2006	2005

Consumer — United States	$6,408	4,573	4,405
International	8,085	5,201	4,691

Total	14,493	9,774	9,096

Pharmaceutical — United States	15,603	15,092	14,478
International	9,263	8,175	7,844

Total	24,866	23,267	22,322

Medical Devices and Diagnostics — United States	10,433	10,110	9,494
International	11,303	10,173	9,602

Total	21,736	20,283	19,096

Worldwide total	$61,095	53,324	50,514

	Operating Profit			Identifiable Assets
(Dollars in Millions)	2007(5)	2006(6)	2005(7)	2007	2006	2005

Consumer	$2,277	1,374	1,592	$26,550	25,380	6,275
Pharmaceutical	6,540	6,894	6,365	19,780	18,799	16,091
Medical Devices and Diagnostics	4,846	6,126	5,240	19,978	18,601	16,540

Total	13,663	14,394	13,197	66,308	62,780	38,906
Less: (Income)/Expenses not allocated to segments(3)	380	(193)	81
General corporate(4)				14,646	7,776	19,958

Worldwide total	$13,283	14,587	13,116	$80,954	70,556	58,864

	Additions to Property,			Depreciation and
	Plant & Equipment			Amortization
(Dollars in Millions)	2007	2006	2005	2007	2006	2005

Consumer	$504	344	321	$472	255	232
Pharmaceutical	1,137	1,246	1,388	1,033	929	918
Medical Devices and Diagnostics	919	823	785	1,080	861	821

Segments total	2,560	2,413	2,494	2,585	2,045	1,971
General corporate	382	253	138	192	132	122

Worldwide total	$2,942	2,666	2,632	$2,777	2,177	2,093

	Sales to Customers(2)			Long-Lived Assets(8)
(Dollars in Millions)	2007	2006	2005	2007	2006	2005

United States	$32,444	29,775	28,377	$21,685	22,432	15,355
Europe	15,644	12,786	12,187	15,578	14,443	5,646
Western Hemisphere excluding U.S.	4,681	3,542	3,087	3,722	3,108	957
Asia-Pacific, Africa	8,326	7,221	6,863	1,261	1,206	596

Segments total	61,095	53,324	50,514	42,246	41,189	22,554
General corporate				702	543	451
Other non long-lived assets				38,006	28,824	35,859

Worldwide total	$61,095	53,324	50,514	$80,954	70,556	58,864

(1)	See Note 1 for a description of the segments in which the Company operates.

(2) (3)	Export sales and intersegment sales are not significant. In 2007, 2006 and 2005, the Company did not have a customer that represented 10% of total revenues.

Amounts not allocated to segments include interest (income)/expense, minority interest and general corporate (income)/expense.

(4)	General corporate includes cash and marketable securities.

(5)	Includes $745 million of restructuring expense, comprised of $15 million, $429 million, and $301 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment Includes $807 million of In-Process Research and Development (IPR&D). The Pharmaceutical segment also includes $678 million for the write-down of the NATRECOR® intangible asset.

(6)	Includes $320 million and $239 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes the Guidant acquisition agreement termination fee, less associated expenses, of $622 million.

(7)	Includes $302 million and $60 million of IPR&D for the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

(8)	Long-lived assets include property, plant and equipment, net for 2007, 2006 and 2005 of $14,185, $13,044 and $10,830, respectively, and intangible assets, net for 2007, 2006 and 2005 of $28,763, $28,688 and $12,175, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	59

12. Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

					Total
		Unrealized		Gains/	Accumulated
	Foreign	Gains/		(Losses) on	Other
	Currency	(Losses) on	Employee	Derivatives	Comprehensive
(Dollars in Millions)	Translation	Securities	Benefit Plans	& Hedges	Income/(Loss)

Jan. 2, 2005	$(105)	86	(346)	(150)	(515)
2005 changes
Net change due to hedging transactions	—	—	—	112
Net amount reclassed to net earnings	—	—	—	53

Net 2005 changes	(415)	(16)	26	165	(240)

Jan. 1, 2006	$(520)	70	(320)	15	(755)
2006 changes
Net change due to hedging transactions	—	—	—	17
Net amount reclassed to net earnings	—	—	—	(23)

Net 2006 changes	362	(9)	(1,710)	(6)	(1,363)

Dec. 31, 2006	$(158)	61	(2,030)	9	(2,118)
2007 changes
Net change due to hedging transactions	—	—	—	(78)
Net amount reclassed to net earnings	—	—	—	24

Net 2007 changes	786	23	670	(54)	1,425

Dec. 30, 2007	$628	84	(1,360)	(45)	(693)

Total comprehensive income for 2007 includes reclassification adjustment gains of $7 million realized from the sale of equity securities and the associated tax expense of $2 million.
Total other comprehensive income for 2006 includes reclassification adjustment gains of $13 million realized from the sale of equity securities and the associated tax expense of $4 million.
Total other comprehensive income for 2005 includes reclassification adjustment gains of $23 million realized from the sale of equity securities and the associated tax expense of $8 million.
     The tax effect on the unrealized gains/(losses) on the equity securities balance is an expense of $46 million, $33 million and $38 million in 2007, 2006 and 2005, respectively. The tax effect related to employee benefit plans was $349 million, $891 million and $160 million in 2007, 2006 and 2005, respectively. The tax effect on the gains/(losses) on derivatives and hedges are gains of $24 million in 2007, and losses of $4 million and $11 million in 2006 and 2005, respectively. See Note 15 for additional information relating to derivatives and hedging.
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
     The Company uses the date of its consolidated financial statements (December 30, 2007 and December 31, 2006, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
     In September 2006, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was issued and amends further the disclosure requirements for pensions and other postretirement benefits. This Statement was an amendment of FASB Statements No. 87, 88, 106 and 132(R). The incremental effect of applying FASB No. 158 was a $1.7 billion reduction in Shareholder’s Equity, net of deferred taxes.

60	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2007, 2006 and 2005 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2007	2006	2005	2007	2006	2005

Service cost	$597	552	462	$140	122	56
Interest cost	656	570	488	149	136	87
Expected return on plan assets	(809)	(701)	(579)	(2)	(3)	(3)
Amortization of prior service cost	10	10	12	(7)	(7)	(7)
Amortization of net transition asset	1	(1)	(2)	—	—	—
Recognized actuarial losses	186	251	219	66	74	25
Curtailments and settlements	5	4	2	—	—	—
Net periodic benefit cost	$646	685	602	$346	322	158

The net periodic benefit cost attributable to U.S. retirement plans was $379 million in 2007, $423 million in 2006 and $370 million in 2005.
Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)

Amortization of net transition obligation	$2
Amortization of net actuarial losses	132
Amortization of prior service cost	5

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2007	2006	2005	2007	2006	2005

U.S. Benefit Plans

Discount rate	6.50%	6.00	5.75	6.50%	6.00	5.75
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans

Discount rate	5.50%	5.00	4.75	6.50%	6.00	5.00
Expected long-term rate of return on plan assets	8.25	8.00	8.25	—	—	—
Rate of increase in compensation levels	4.00	3.75	3.75	4.50	4.50	4.25

The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.
     The expected long-term rate of return on plan assets assumption is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.
     The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2007	2006

Health care cost trend rate assumed for next year	9.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	4.50
Year the rate reaches the ultimate trend rate	2014	2012

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease

Health Care Plans

Total interest and service cost	$35	$(27)
Postretirement benefit obligation	320	(259)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	61

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2007 and 2006 for the Company’s defined benefit retirement plans and other postretirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2007	2006	2007	2006
Change in Benefit Obligation

Projected benefit obligation — beginning of year	$11,660	10,171	$2,668	2,325
Service cost	597	552	140	122
Interest cost	656	570	149	136
Plan participant contributions	62	47	—	—
Amendments	14	7	—	—
Actuarial (gains) losses	(876)	(99)	(1)	130
Divestitures & acquisitions	79	443	8	101
Curtailments & settlements	(46)	(7)	—	—
Benefits paid from plan	(481)	(402)	(255)	(147)
Effect of exchange rates	337	378	12	1

Projected benefit obligation — end of year	$12,002	11,660	$2,721	2,668

Change in Plan Assets

Plan assets at fair value — beginning of year	$9,538	8,108	30	34
Actual return on plan assets	743	966	4	2
Company contributions	317	259	250	141
Plan participant contributions	62	47	—	—
Settlements	(38)	(7)	—	—
Divestitures & acquisitions	55	300	—	—
Benefits paid from plan assets	(481)	(402)	(255)	(147)
Effect of exchange rates	273	267	—	—

Plan assets at fair value — end of year	$10,469	9,538	$29	30

Funded status at — end of year	$(1,533)	(2,122)	$(2,692)	(2,638)

Amounts Recognized in the Company’s Balance Sheet consist of the following:

Non-current assets	$481	259	—	—
Current liabilities	(43)	(26)	(262)	(81)
Non-current liabilities	(1,971)	(2,355)	(2,430)	(2,557)

Total recognized in the consolidated balance sheet — end of year	$(1,533)	(2,122)	$(2,692)	(2,638)

Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:

Net actuarial loss (gain)	$1,027	1,996	$1,013	1,046
Prior service cost (credit)	51	44	(36)	(42)
Unrecognized net transition asset	7	7	—	—
Total before tax effects	$1,085	2,047	$977	1,004

Accumulated Benefit Obligations — end of year	$10,282	9,804

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

Net periodic benefit cost	$646		$346

Net actuarial loss (gain)	(555)		11
Amortization of net actuarial loss	(435)		(13)
Prior service cost	(9)		(34)
Amortization of prior service cost	14		6
Effect of exchange rates	23		3

Total recognized in other comprehensive income, before tax	$(962)		$(27)

Total recognized in net periodic benefit cost and other comprehensive income	$(316)		$319

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans
(Dollars in Millions)	2007	2006
Accumulated benefit obligation	$(4,914)	(3,085)
Projected benefit obligation	(5,233)	(3,561)
Plan assets at fair value	3,735	1,650

62	JOHNSON & JOHNSON 2007 ANNUAL REPORT

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
     The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2008	2009	2010	2011	2012	2013-2017
Projected future benefit payments

Retirement plans	$457	472	507	542	564	3,467

Other benefit plans — gross	$274	180	184	188	192	1,080
Medicare rebates	(9)	(11)	(12)	(13)	(14)	(94)

Other benefit plans — net	$265	$169	$172	$175	$178	$986

The Company was not required to fund its U.S. retirement plans in 2007 and is not required, nor does it anticipate funding in 2008 to meet minimum statutory funding requirements. International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently the Company has several pension plans which are not funded.
     The following table displays the projected future minimum contributions to the Company’s U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2008	2009	2010	2011	2012	2013-2017
Projected future contributions

Unfunded U.S. retirement plans	$28	30	33	35	38	238

Unfunded International retirement plans	$23	25	28	29	31	178

The Company’s retirement plan asset allocation at the end of 2007 and 2006 and target allocations for 2008 are as follows:

	Percent of		Target
	Plan Assets		Allocation
	2007	2006	2008
U.S. Retirement Plans

Equity securities	79%	78%	75%
Debt securities	21	22	25

Total plan assets	100%	100%	100%

International Retirement Plans

Equity securities	67%	67%	67%
Debt securities	32	32	33
Real estate and other	1	1	—

Total plan assets	100%	100%	100%

The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $29 million and $30 million at December 30, 2007 and December 31, 2006, respectively.
     The fair value of Johnson & Johnson common stock directly held in plan assets was $462 million (4.4% of total plan assets) at December 30, 2007 and $452 million (4.9% of total plan assets) at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	63

14. Cash, Cash Equivalents and Marketable Securities

	December 30, 2007			December 31, 2006
	Amortized	Unrealized	Estimated	Amortized	Unrealized	Estimated
(Dollars in Millions)	Cost	Gains/(Losses)	Fair Value	Cost	Gains/(Losses)	Fair Value
Current Investments

Cash	$2,978	—	2,978	1,909	—	1,909
Government securities and obligations	2,722	1	2,723	—	—	—
Corporate debt securities	1,805	3	1,808	—	—	—
Money market funds	407	—	407	1,116	—	1,116
Time deposits	1,403	—	1,403	1,059	—	1,059

Total cash, cash equivalents and current marketable securities	$9,315	4	9,319	4,084	—	4,084

Non-Current Investments

Marketable securities	$2	—	2	16	—	16

15. Financial Instruments
The Company follows the provisions of SFAS No. 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.
     As of December 30, 2007, the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $45 million after-tax. For additional information, see Note 12. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Derivative gains/(losses), initially reported as a component of other comprehensive income, are reclassified to earnings in the period when the forecasted transactions affect earnings.
     For the years ended December 30, 2007, December 31, 2006 and January 1, 2006, the net impact of hedge ineffectiveness, transactions not qualifying for hedge accounting and discontinuance of hedges, to the Company’s financial statements was insignificant.
     Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.
CONCENTRATION OF CREDIT RISK
The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A
(or equivalent) credit rating. On average these investments mature within six months, and the Company has not incurred any related losses.
16. Savings Plan
The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $169 million in 2007, $158 million in 2006 and $148 million in 2005.
17. Mergers, Acquisitions and Divestitures
Certain businesses were acquired for $1,388 million in cash and $232 million of liabilities assumed during 2007. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2007 acquisitions included: Conor Medsystems, Inc., a cardiovascular device company, with new drug delivery technology; Robert Reid, Inc., a Japanese orthopedic product distributor and Maya’s Mom, Inc., a social media company.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $636 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $807 million has been identified as the value of IPR&D associated with the acquisition of Conor Medsystems, Inc.
     The IPR&D charge related to the acquisition of Conor Medsystems, Inc. was $807 million and is associated with research related to the discovery and application of the stent technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 19%.
     Certain businesses were acquired for $18.0 billion in cash and $1.3 billion of liabilities assumed during 2006. These acquisitions were accounted for by the purchase method and, accordingly, results of Operations have been included in the financial statements from their respective dates of acquisition except as noted below.
     On December 20, 2006, the Company completed the acquisition of the Consumer Healthcare business of Pfizer Inc. for a purchase price of $16.6 billion in cash. The operating results of the Consumer Healthcare business of Pfizer Inc. were reported in the Company’s financial statements beginning in 2007, as 2006 results subsequent to the acquisition date were not significant.
     In order to obtain regulatory approval of the transaction, the Company agreed to divest certain overlapping businesses. The Company completed the divestiture of the ZANTAC® product on December 20, 2006 and the divestitures of KAOPECTATE®, UNISOM®, CORTIZONE ®, BALMEX ® and ACT® products on January 2, 2007.
     The following table provides pro forma results of operations for the fiscal year ended January 1, 2006 and the fiscal year ended December 31, 2006, as if the Consumer Healthcare business of Pfizer Inc. had been acquired as of the beginning of each

64	JOHNSON & JOHNSON 2007 ANNUAL REPORT

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

(Unaudited)	Pro forma results
	Year ended	Year ended
	December 31,	January 1,
(Dollars in Millions Except Per Share Data)	2006	2006
Net sales	$57,115	54,156
Net earnings	10,770	9,784
Diluted net earnings per share	$3.64	3.26

During 2007, the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The following table presents the completed allocation of the purchase price for the Consumer Healthcare business of Pfizer Inc. as of the date of the acquisition.

(Dollars in Millions)

Current assets	$2,250
Property, plant and equipment	552
Deferred tax asset	499
Goodwill	6,547
Intangible assets	8,585

Total assets acquired	$18,433

Current liabilities	1,095
Non-current liabilities	1,061

Total liabilities assumed	$2,156

Net assets acquired	$16,277

The acquisition of the Consumer Healthcare business of Pfizer Inc. resulted in $6.5 billion in goodwill, which is allocated to the Consumer segment.
     The purchase price allocation to the identifiable intangible assets before the effect of any amortization included in the current period balance sheet is as follows:

(Dollars in Millions)

Intangible assets with determinable lives:
Brands	$302
Patents and technology	321
Customer relationships	3,067

Total amortizable intangibles	3,690
Brands with indefinite lives	4,895

Total intangible assets	$8,585

The weighted average life of the $3,690 million of total amortizable intangibles is approximately 31 years from the date of acquisition.
     The majority of the intangible asset valuation relates to brands. The assessment as to brands that have an indefinite life and those that have a determinable life was based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and the macro-economic environment of the countries in which the brands are sold. The brands that account for over 90% of the total value of all indefinite-life brands include LISTERINE ®, NICORETTE ®, NEOSPORIN®, SUDAFED®, BENADRYL®, VISINE ® and BENYLIN®. The determinable-life brands include PURELL®, ACTIFED®, EFFERDENT® and other regional or country specific brands. The determinable-life brands have asset lives ranging from 5 to 40 years. The patents and technology intangibles are concentrated in the upper respiratory, oral care, medicated skin care, tobacco dependence and hair growth businesses and have asset lives ranging from 5 to 20 years. The estimated customer relationship intangible asset useful lives, ranging from 30 to 40 years, reflect the very low historical and projected customer attrition rates among the Consumer Healthcare business of Pfizer Inc.’s major retailer and distributor customers.
     The IPR&D charge related to the acquisition of the Consumer Healthcare business of Pfizer Inc. was $320 million on a pre-tax basis and $217 million on an after-tax basis and is primarily associated with rights obtained to the switch of ZYRTEC® from U.S. prescription to over-the-counter status. The switch was approved by the FDA effective November 2007. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 95% was used to reflect inherent regulatory risk as of the acquisition date and the discount rate applied was 11%.
     The Company completed the analysis of integration plans, pursuant to which the Company is incurring costs primarily related to the elimination of certain duplicate selling, general and administrative functions between the two companies in areas such as global business services, corporate staff and go-to-market support, as well as excess manufacturing capacity.
     In addition to the acquisition of the Consumer Healthcare business of Pfizer Inc., 2006 acquisitions included: Animas Corporation, a leading maker of insulin infusion pumps and related products; Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities; Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems; Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications; Group Vendôme S.A., a privately held French marketer of adult and baby skin care products; ColBar Lifescience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering and Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery.
     Excluding the acquisition of the Consumer Healthcare business of Pfizer Inc., the excess of purchase price over the estimated fair value of tangible assets acquired in 2006 amounted to $1,209 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $239 million has been identified as the value of IPR&D primarily associated with the acquisitions of Hand Innovations LLC, Future Medical Systems S.A., Vascular Control Systems, Inc., ColBar Lifescience Ltd. and Ensure Medical, Inc.
     The IPR&D charge related to the acquisition of Hand Innovations LLC was $22 million and is associated with fracture

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65

repair technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 38–95% were used to reflect inherent clinical and regulatory risk and the discount rate applied was 17%.
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
     The IPR&D charge related to the acquisition of ColBar Lifescience Ltd. was $49 million and is associated with the EVOLENCE® family of products, which are biodegradable dermal fillers. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 70 – 80% were used to reflect inherent clinical and regulatory risk and the discount rate applied was 21%.
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
     The IPR&D charge related to the acquisition of Closure Medical Corporation was $51 million and is as associated with the OMNEX™ Surgical Sealant in vascular indications outside Europe and in other potential indications worldwide. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for vascular indications and 60% for all other indications was used to reflect inherent clinical and regulatory risk. The discount rate applied to both vascular and other indications was 15%.
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
     With the exception of the Consumer Health care business Pfizer Inc., supplemental pro forma information for 2007, 2006 and 2005 per SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
     Divestitures in 2007, 2006 and 2005 did not have a material effect on the Company’s results of operations, cash flows or financial position.
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

66	JOHNSON & JOHNSON 2007 ANNUAL REPORT

     Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits, including ORTHO EVRA®, RISPERDAL®, DURAGESIC® and the CHARITÉ™ Artificial Disc. There are approximately 4,000 claimants who have filed lawsuits or made claims regarding injuries allegedly due to ORTHO EVRA®, 613 claimants with respect to RISPERDAL®, 260 with respect to CHARITÉ™ and 49 with respect to DURAGESIC®. These claimants seek substantial compensatory and, where available, punitive damages.
     With respect to RISPERDAL®, the Attorneys General of five states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of a number of other states have indicated a potential interest in pursuing similar litigation against the company’s Janssen subsidiary, and have obtained a tolling agreement staying the running of the statute of limitations while they inquire into the issues. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions.
     Numerous claims and lawsuits in the United States relating to the drug PROPULSID®, withdrawn from general sale by the Company’s Janssen subsidiary in 2000, have been resolved or are currently enrolled in settlement programs with an aggregate cap below $100 million. Litigation concerning PROPULSID® is pending in Canada, where a class action of persons alleging adverse reactions to the drug has been certified.
AFFIRMATIVE STENT PATENT LITIGATION
In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. The Court of Appeals for the Federal Circuit recently upheld liability in these cases and returned the cases to the District Court for further proceedings, including on damages.
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
     In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2™, Taxus® and Liberte® stents of infringing the Palmaz patent that expired in November 2005. The Liberte® stent was also accused of infringing Cordis’ Gray patent that expires in 2016. In June 2005, a jury found that the Express2™, Taxus® and Liberte® stents infringed the Palmaz patent and that the Liberte® stent also infringed the Gray patent. Boston Scientific has appealed to the U.S. Court of Appeals for the Federal Circuit.
PATENT LITIGATION AGAINST VARIOUS
JOHNSON & JOHNSON SUBSIDIARIES
The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.
     In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® Stent infringed Boston Scientific’s Ding ’536 patent and that the Cordis CYPHER® and BX VELOCITY® Stents also infringed Boston Scientific’s Jang ’021 patent. The jury also found both of those patents valid. Boston Scientific seeks substantial damages and an injunction in that action. The District Court denied motions by Cordis to overturn the jury verdicts or grant a new trial. Cordis has appealed to the Court of Appeals for the Federal Circuit. The District Court indicated it will consider damages, willfulness and injunctive relief after the appeals have been decided.
     Boston Scientific has brought actions in Belgium, the Netherlands, Germany and France under its Kastenhofer patent, which purports to cover two-layer catheters such as those used to deliver the CYPHER® Stent, to enjoin the manufacture and sale of allegedly infringing catheters in those countries, and to recover damages. A hearing in the Belgian case is scheduled for May 2008. A decision by the lower court in the Netherlands in Boston Scientific’s favor was reversed on appeal in April 2007. Boston Scientific has filed an appeal to the Dutch Supreme Court. In October 2007, Boston Scientific prevailed in the nullity action challenging the validity of the Kastenhofer patent filed by Cordis in Germany. Cordis intends to appeal. No hearings have been scheduled in the French action.
     Trial in Boston Scientific’s U.S. case based on the Kastenhofer patent concluded in Federal Court in California in October 2007, with a jury verdict in favor of Cordis. The jury found the Kastenhofer patent invalid and found for Cordis with respect to infringement of the patent asserted by Cordis in its counterclaim. Post trial motions and appeals are anticipated.
     In Germany, Boston Scientific has several actions based on its Ding patents pending against the Cordis CYPHER® Stent. Cordis was successful in these actions at the trial level, but Boston Scientific has appealed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	67

     The following chart summarizes various patent lawsuits concerning products of Johnson & Johnson subsidiaries that have yet to proceed to trial:

J&J			Plaintiff/
Product	Company	Patents	Patent Holder	Court	Trial Date	Date Filed

Two-layer Catheters	Cordis	Kasten- hofer Forman	Boston Scientific Corp.	Multiple European	*	09/07

Contact Lenses	Vision Care	Nicolson	CIBA Vision	M.D. FL Multiple European	* *	09/03 09/07

Stents	Cordis	Ricci	Medtronic and Evysio	E.D. TX	*	03/07

CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	*	11/07

CYPHER® Stent	Cordis	Bonutti	MarcTec	S.D. IL	*	11/07

CYPHER® Stent	Cordis	Saffran	Saffran	E.D. TX	*	10/07

*	Trial date to be established.
LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDA)
The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the statutory 30-month stay expires before a ruling from the district court is obtained, the firms involved will have the ability, upon FDA approval, to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company’s subsidiary.
     As noted in the following chart, 30-month stays expired during 2006 and 2007, and will expire in 2008, 2009 and 2010 with respect to ANDA challenges regarding various products:

Brand Name	Patent/NDA	Generic		Trial	Date	30-Month
Product	Holder	Challenger	Court	Date	Filed	Stay Expiration

ACIPHEX® 20 mg delay release tablet	Eisai (for Janssen)	Teva Dr. Reddy’s	S.D. NY S.D. NY	03/07 03/07	11/03 11/03	02/07 02/07

CONCERTA® 18, 27, 36 and 54 mg controlled release tablet	McNeil-PPC ALZA	Andrx	D. DE	12/07	09/05	None

LEVAQUIN® 250, 500, 750 mg tablets	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09

ORTHO TRI CYCLEN ® LO 0.18 mg/0.025 mg 0.215 mg/0.025 mg and 0.25 mg/0.025 mg	Ortho-McNeil	Barr	D. NJ	*	10/03	02/06

PEPCID COMPLETE®	McNeil-PPC	Perrigo	S.D. NY	02/07	02/05	06/07

RAZADYNE™	Janssen	Teva	D. DE	05/07	07/05	08/08
		Mylan	D. DE	05/07	07/05	08/08
		Dr. Reddy’s	D. DE	05/07	07/05	08/08
		Purepac	D. DE	05/07	07/05	08/08
		Barr	D. DE	05/07	07/05	08/08
		Par	D. DE	05/07	07/05	08/08
		AlphaPharm	D. DE	05/07	07/05	08/08

RAZADYNE™ ER	Janssen	Barr	D. NJ	*	06/06	11/08
		Sandoz	D. NJ	*	05/07	12/08
		KV Pharma	D. NJ	*	12/07	05/10

68	JOHNSON & JOHNSON 2007 ANNUAL REPORT

Brand Name	Patent/NDA	Generic		Trial	Date	30-Month
Product	Holder	Challenger	Court	Date	Filed	Stay Expiration

RISPERDAL® Oral Solution, 1 mg/ml	Janssen	Apotex	D. NJ	*	03/06	08/08

TOPAMAX® 25, 50, 100, 200 mg tablet	Ortho-McNeil	Mylan Cobalt	D. NJ D. NJ	* *	04/04 10/05	09/06 03/08

TOPAMAX® SPRINKLE 15, 25 mg capsule	Ortho-McNeil	Cobalt Mylan	D. NJ D. NJ	* *	12/05 10/06	05/08 03/09

ULTRACET	Ortho-McNeil	Apotex	N.D. IL	*	07/07	12/09

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil	Par	D. DE	11/08	05/07	09/09

*	Trial date to be established.
Trial in the action against Teva, Dr. Reddy’s and Mylan with respect to their ANDA challenges to the patent on ACIPHEX® of Eisai Inc., the Company’s subsidiary Ortho-McNeil Pharmaceutical, Inc.’s (Ortho-McNeil) marketing partner, proceeded before the District Court in New York in March 2007. In May 2007, the Court held that the ACIPHEX® compound patent is enforceable. The Court had previously held that the patent is valid. Teva and Dr. Reddy’s have appealed both decisions to the Court of Appeals for the Federal Circuit. Mylan withdrew its appeal.
     In the action against Apotex regarding RISPERDAL® (risperidone) Oral Solution, the trial court dismissed Apotex’s challenge to the validity and infringement of two patents relating to formulations for an oral solution product. Apotex appealed this decision in October 2007.
     In the actions against Mylan with respect to the patent on TOPAMAX®, the District Court in New Jersey, in 2006, granted the motion of Ortho-McNeil for a preliminary injunction barring launch by Mylan of its generic versions of TOPAMAX®. In February 2007, the District Court granted Ortho-McNeil’s motion for summary judgment dismissing Mylan’s claim that the patent was obvious, the only remaining issue in the case. The Court entered judgment in the case for Ortho-McNeil, and entered an injunction prohibiting Mylan from marketing its generic topiramate products until a date no earlier than patent expiration in September 2008. Mylan has appealed this ruling. In April 2007, the District Court entered judgment against Cobalt pursuant to its stipulation to be bound by the outcome in the Mylan suit. Cobalt appealed this ruling. The Court of Appeals heard argument on both appeals in November 2007. A ruling is expected in the near term.
     In the action against Perrigo regarding a patent for PEPCID COMPLETE®, the District Court for the Southern District of New York, in June 2007, held that the patent was invalid as obvious. The Company’s subsidiary McNEIL-PPC, Inc. has appealed the decision with its partners, Merck & Co., Inc., and Johnson & Johnson*Merck Consumer Pharmaceuticals Co.
     In the action against Barr and AlphaPharm with respect to their ANDA challenges to the RAZADYNE® patent that Janssen licenses from Synaptech, Inc., a four-day non-jury trial was held in the District Court in Delaware in May 2007. The Court has yet to issue its ruling in that action.
     In the action against Andrx with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the District Court in Delaware in December 2007. The Court has yet to issue its ruling in that action.
     In the action against Sandoz with respect to its ANDA challenge to a RAZADYNE® ER patent that Janssen licenses from Synaptech, Inc., the action has been stayed pending the outcome in the above litigation in Delaware federal court. Sandoz has challenged only one of two patents for RAZADYNE® ER, and has certified that it will await expiration of the second patent in 2019 before marketing its generic version of RAZADYNE® ER.
     In the action against Teva with respect to its ANDA challenge to an AXERT® patent that Janssen licenses from Almirall Prodesfarma, S.A., the parties settled their dispute and the court entered a consent judgment in January 2008.
     In the weeks following the adverse ruling in the DITROPAN XL® ANDA litigation against Mylan in September 2005, Johnson & Johnson and ALZA received seven antitrust class action complaints filed by purchasers of the product. They allege that Johnson & Johnson and ALZA violated federal and state antitrust laws by knowingly pursuing baseless patent litigation, and thereby delaying entry into the market by Mylan and Impax. In late 2007, plaintiffs in all these cases dismissed their claims with prejudice.
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
     The MDL Court identified classes of Massachusetts-only private insurers providing “Medi-gap” insurance coverage and private payers for physician-administered drugs where payments were based on AWP (“Class 2” and “Class 3”), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare (“Class 1”). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Trial in the action brought by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	69

the Attorney General of the State of Alabama making allegations related to AWP is expected to proceed during 2008. Additional AWP cases brought by various Attorneys General are expected to be set for trial in 2008.
OTHER
In July 2003, Centocor Inc., a Johnson & Johnson subsidiary received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney’s Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney’s Office. Both the Company and Centocor responded, or are in the process of responding, to these requests for documents and information.
     In December 2003, Ortho-McNeil received a subpoena from the U.S. Attorney’s Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). Additional subpoenas for documents have been received. Ortho-McNeil is cooperating in responding to the subpoenas. In October 2004, the U.S. Attorney’s Office in Boston asked attorneys for Ortho-McNeil to cooperate in facilitating the subpoenaed testimony of several present and former Ortho-McNeil employees before a federal grand jury in Boston. Cooperation in securing the testimony of additional witnesses before the grand jury has been requested and is being provided.
     In January 2004, Janssen received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to these subpoenas.
     In August 2004, Johnson & Johnson Health Care Systems, Inc. (HCS), a Johnson & Johnson subsidiary, received a subpoena from the Dallas, Texas U.S. Attorney’s Office seeking documents relating to the relationships between the group purchasing organization, Novation, and HCS and other Johnson & Johnson subsidiaries. The Company’s subsidiaries involved have responded to the subpoena.
     In September 2004, Ortho Biotech Inc. (Ortho Biotech), received a subpoena from the U.S. Office of Inspector General’s Denver, Colorado field office seeking documents directed to sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech has responded to the subpoena.
     In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs’ class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs are seeking to appeal these decisions.
     In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. This investigation was resolved by DePuy and the four other leading suppliers of hip and knee implants in late September 2007 by agreements with the U.S. Attorney’s Office for the District of New Jersey. The settlements include an 18-month Deferred Prosecution Agreement (DPA), acceptance by each company of a monitor to assure compliance with the DPA and, with respect to four of the five companies, payment of settlement monies and entry into five year Corporate Integrity Agreements. DePuy paid $85 million as its settlement. In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a civil investigative demand to DePuy seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers and DePuy, which relationships had been publicly disclosed by DePuy pursuant to the DPA. In February 2008, DePuy received a written request for information from the United States Senate Special Committee on Aging, as a follow-up to earlier inquiries, concerning a number of aspects of the DPA. Depuy is responding to both requests.
     In June 2005, the U.S. Senate Committee on Finance requested the Company to produce information regarding use by several of its pharmaceutical subsidiaries of educational grants. A similar request was sent to other major pharmaceutical companies. In July 2005, the Committee specifically requested information about educational grants in connection with the drug PROPULSID®. A follow up request was received from the Committee for additional information in January 2006. On October 30, 2007 another letter was received from the U.S. Senate Committee on Finance requesting information concerning payments to a list of physicians, and specification as to whether any such payments were for continuing medical education, honoraria, research support, etc.
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

70	JOHNSON & JOHNSON 2007 ANNUAL REPORT

the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses EPO for sale in the United States to Ortho Biotech for non-dialysis indications. Trial in this action concluded in October with a verdict in Amgen’s favor. Roche is expected to appeal.
     In late December 2005 and early 2006, three purported class actions were filed on behalf of purchasers of endo-mechanical instruments against the Company and its wholly-owned subsidiaries, Ethicon, Inc., Ethicon Endo-Surgery, Inc., and Johnson & Johnson Health Care Systems, Inc. These challenge suture and endo-mechanical contracts with Group Purchasing Organizations and hospitals, in which discounts are predicated on a hospital achieving specified market share targets for both categories of products. These actions have been filed in the Federal District Court for the Central District of California.
     In February 2006, Johnson & Johnson received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ) in producing responsive documents.
     In June 2006, DePuy received a subpoena from the DOJ’s Antitrust Division, requesting documents related to the manufacture, marketing and sale of orthopaedic devices, and had search warrants executed in connection with the investigation. DePuy has responded to the request for documents. In the wake of publicity about the subpoena, DePuy was served with five civil antitrust class actions. All of those cases have been dismissed without prejudice to the right to file them in the future.
     In September 2006, Janssen received a subpoena from the Attorney General of the State of California seeking documents regarding sales and marketing and side-effects of RISPERDAL®, as well as interactions with State officials regarding the State’s formulary for Medicaid-reimbursed drugs. Janssen has responded to the subpoena.
     In November 2006, Centocor received a subpoena seeking documents in connection with an investigation being conducted by the Office of the United States Attorney for the Central District of California regarding Centocor’s Average Selling Price (ASP) calculations for REMICADE® under the company’s Contract Purchase Program. Centocor produced material responsive to the subpoena. Centocor has been advised that this investigation has been closed.
     In February 2007, Johnson & Johnson voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to DOJ and SEC, and will cooperate with the agencies’ reviews of these matters.
     In March 2007, Cordis received a letter request for documents from the Committee on Oversight and Government Reform of the U.S. House of Representatives regarding marketing and safety of drug-eluting stents. Cordis is cooperating in responding to the request.
     In March 2007, the Company received separate subpoenas from the U.S. Attorney’s Office in Philadelphia, the U.S. Attorney’s Office in Boston and the U.S. Attorney’s Office in San Francisco. The subpoenas relate to investigations by these three offices referenced above concerning, respectively, sales and marketing of RISPERDAL® by Janssen, TOPAMAX® by Ortho-McNeil and NATRECOR® by Scios. The subpoenas request information regarding the Company’s corporate supervision and oversight of these three subsidiaries, including their sales and marketing of these drugs. The Company is cooperating in responding to these requests. In addition, the U.S. Attorney’s office in Boston has issued subpoenas to several employees of Johnson & Johnson.
     In March 2007, the Company received a letter from the Committee on Energy and Commerce of the U.S. House of Representatives seeking answers to several questions regarding marketing and safety of PROCRIT®, the erythropoietin product sold by Ortho-Biotech. In May 2007, Senator Grassley, the ranking member of the United States Senate Committee on Finance, sent the Company a letter seeking information relating to PROCRIT®. The Company provided its initial response in July 2007. In May 2007, the New York State Attorney General issued a subpoena seeking information relating to PROCRIT®. Like the House and Senate requests, the subpoena asks for materials relating to PROCRIT® safety, marketing and pricing. The Company is responding to these requests.
     In April 2007, the Company received two subpoenas from the Office of the Attorney General of the State of Delaware. The subpoenas seek documents and information relating to nominal pricing agreements. For purposes of the subpoenas, nominal pricing agreements are defined as agreements under which the Company agreed to provide a pharmaceutical product for less than ten percent of the Average Manufacturer Price for the product. The Company is responding to the subpoenas and will cooperate with the inquiry.
     In August 2007, the Company received a request for documents and interviews of witnesses from the Committee on Energy and Commerce of the U.S. House of Representatives concerning GMP (Good Manufacturing Practice) issues involving the CYPHER® Stent. The letter states that FDA inspectors in 2003 identified “numerous systemic violations” of GMP’s in connection with CYPHER® manufacturing but nonetheless allowed Cordis to continue marketing CYPHER® Stents. Cordis is cooperating in responding to this request.
     In October 2007, the Company received a request for documents from Senator Grassley on behalf of the Committee on Finance of the U.S. Senate concerning continuing medical education payments to specific physicians. The Company is in the process of complying with the request.
     In December 2007, the Company and its subsidiary Janssen received a request from Senator Grassley on behalf of the Committee on Finance of the U.S. Senate for documents and information concerning the marketing and promotion of RISPERDAL® for use by nursing home patients. The companies are in the process of collecting responsive documents and obtaining the relevant information.
     With respect to all the above matters, the Company and its subsidiaries are vigorously contesting the allegations asserted against them and otherwise pursuing defenses to maximize the prospect of success. The Company and its subsidiaries involved in these matters continually evaluate their strategies in managing these matters and, where appropriate, pursue settlements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	71

and other resolutions where those are in the best interest of the Company.
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
19. Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006:

(Shares in Millions Except Per Share Data)	2007	2006	2005

Basic net earnings per share	$3.67	3.76	3.38
Average shares outstanding — basic	2,882.9	2,936.4	2,973.9
Potential shares exercisable under stock option plans	178.6	207.0	203.1
Less: shares repurchased under treasury stock method	(154.5)	(186.3)	(178.6)
Convertible debt shares	3.7	3.9	4.4

Adjusted average shares outstanding — diluted	2,910.7	2,961.0	3,002.8
Diluted net earnings per share	$3.63	3.73	3.35

The diluted net earnings per share calculation includes the dilutive effect of convertible debt: a decrease in interest expense of $4 million, $4 million and $11 million after tax for years 2007, 2006 and 2005, respectively.
     Diluted net earnings per share excludes 64 million, 43 million and 45 million shares underlying stock options for 2007, 2006 and 2005, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
20. Capital and Treasury Stock
Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock	Treasury Stock
Number of Shares in Thousands)	Shares	Amount

Balance at January 2, 2005	148,819	$6,004
Employee compensation and stock option plans	(22,708)	(1,458)
Conversion of subordinated debentures	(7,976)	(501)
Repurchase of common stock	27,229	1,920

Balance at January 1, 2006	145,364	5,965
Employee compensation and stock option plans	(26,526)	(1,677)
Conversion of subordinated debentures	(540)	(36)
Repurchase of common stock	108,314	6,722

Balance at December 31, 2006	226,612	10,974
Employee compensation and stock option plans	(33,296)	(2,180)
Conversion of subordinated debentures	(194)	(13)
Repurchase of common stock	86,498	5,607

Balance at December 30, 2007	279,620	$14,388

Aggregate shares of Common Stock issued were approximately 3,120 million shares at the end of 2007, 2006 and 2005.
     Cash dividends paid were $1.620 per share in 2007, compared with dividends of $1.455 per share in 2006, and $1.275 per share in 2005.

72	JOHNSON & JOHNSON 2007 ANNUAL REPORT

21. Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2007 and 2006 are summarized below:

	2007							2006
	First		Second	Third		Fourth		First		Second		Third		Fourth
(Dollars in Millions Except Per Share Data)	Quarter	(1)	Quarter	Quarter	(2)	Quarter	(3)	Quarter	(4)	Quarter	(5)	Quarter	(6)	Quarter	(7)

Segment sales to customers
Consumer	$3,496		3,564	3,623		3,810		2,355		2,398		2,456		2,565
Pharmaceutical	6,221		6,149	6,099		6,397		5,626		5,810		5,881		5,950
Med Devices & Diagnostics	5,320		5,418	5,248		5,750		5,011		5,155		4,950		5,167

Total sales	$15,037		15,131	14,970		15,957		12,992		13,363		13,287		13,682

Gross profit	10,652		10,773	10,696		11,223		9,380		9,575		9,637		9,675
Earnings before provision for taxes on income	3,652		4,031	3,268		2,332		4,615		3,603		3,661		2,708
Net earnings	2,573		3,081	2,548		2,374		3,305		2,820		2,760		2,168

Basic net earnings per share	$0.89		1.06	0.88		0.83		1.11		0.96		0.95		0.75

Diluted net earnings per share	$0.88		1.05	0.88		0.82		1.10		0.95		0.94		0.74

(1)	The first quarter of 2007 includes an after-tax charge of $807 million for IPR&D.

(2)	The third quarter of 2007 includes an after-tax charge of $528 million for restructuring.

(3)	The fourth quarter of 2007 includes an after-tax charge of $441 million for the NATRECOR® intangible asset write-down and a one-time tax gain of $267 million for restructuring. The low tax rate is due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

(4)	The first quarter of 2006 includes an after-tax gain of $368 million for the Guidant acquisition termination fee and an after-tax charge of $29 million for IPR&D.

(5)	The second quarter of 2006 includes an after-tax charge of $87 million for IPR&D.

(6)	The third quarter of 2006 includes an after-tax charge of $115 million for IPR&D.

(7)	The fourth quarter of 2006 includes an after-tax charge of $217 million for IPR&D.
22. Restructuring
In the third quarter of 2007, the Company announced restructuring initiatives in an effort to improve its overall cost structure. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market. The Company’s Pharmaceuticals segment will reduce its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise is moving to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients’ cardiovascular needs, while reducing its cost base. This program will allow the Company to accelerate steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. Additionally, as part of this program the Company plans to eliminate approximately 4,400 positions of which approximately 1,400 were eliminated in 2007.
     During the fiscal third quarter of 2007, the Company recorded $745 million in related pre-tax charges of which, approximately $500 million of the pre-tax restructuring charges are expected to require cash payments. The $745 million of restructuring charges consists of severance costs of $450 million, asset write-offs of $272 million and $23 million related to leasehold obligations. The $272 million of asset write-offs relate to property, plant and equipment of $166 million, intangible assets of $48 million and other assets of $58 million.
     The following table summarizes the severance charges and the associated spending for the fiscal year ended 2007:

(Dollars in Millions)	Severance

2007 severance charge	$450
Cash outlays*	(46)
Reserve balance, December 30, 2007	$404

*	Cash outlays for severance are expected to be paid out over the next 12 to 18 months in accordance with the Company’s plans and local laws.
For additional information on the restructuring as it relates to the segments see Note 11.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	73

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
     The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 30, 2007. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
     Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 30, 2007, the Company’s internal control over financial reporting was effective.
     The effectiveness of the Company’s internal control over financial reporting as of December 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

William C. Weldon Chairman, Board of Directors, and Chief Executive Officer	Dominic J. Caruso Vice President, Finance, and Chief Financial Officer

74	JOHNSON & JOHNSON 2007 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries (“the Company”) at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
New York, New York
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	75

Summary of Operations and Statistical Data 1997-2007

(Dollars in Millions Except Per Share Figures)	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Sales to customer — U.S.	$32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532	12,901	11,814
Sales to customer — International	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825	10,910	10,708

Total sales	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357	23,811	22,522

Cost of products sold	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559	7,711	7,355
Selling, marketing and administrative expenses	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182	8,595	8,215
Research expense	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821	2,538	2,386
Purchased in-process research and development	807	559	362	18	918	189	105	66	—	298	108
Interest income	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)	(302)	(263)
Interest expense, net of portion capitalized	296	63	54	187	207	160	153	204	255	186	179
Other (income) expense, net(4)	534	(671)	(214)	15	(385)	294	185	(94)	119	12	248
Restructuring	745	—	—	—	—	—	—	—	—	553

	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670	19,591	18,228

Earnings before provision for taxes on income	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687	4,220	4,294
Provision for taxes on income	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554	1,196	1,224

Net earnings	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133	3,024	3,070

Percent of sales to customers	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1	12.7	13.6
Diluted net earnings per share of common stock	$3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34	1.00	1.01
Percent return on average shareholders’ equity	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0	21.6	24.3

Percent increase over previous year:
Sales to customers	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9	5.7	5.3
Diluted net earnings per share	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0	(1.0)	4.1

Supplementary expense data:
Cost of materials and services(1)	$27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922	11,779	11,702
Total employment costs	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727	6,021	5,634
Depreciation and amortization	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510	1,335	1,117
Maintenance and repairs(2)	483	506	510	462	395	360	372	327	322	286	270
Total tax expense(3)	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221	1,845	1,811

Supplementary balance sheet data:
Property, plant and equipment, net	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155	6,767	6,204
Additions to property, plant and equipment	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822	1,610	1,454
Total assets	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163	29,019	23,634
Long-term debt	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429	2,652	2,084
Operating cash flow	15,249	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913	5,104	4,209

Common stock information
Dividends paid per share	$1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550	0.490	0.425
Shareholders’ equity per share	$15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73	4.95	4.52
Market price per share (year-end close)	$67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63	41.94	32.44
Average shares outstanding (millions) — basic	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2	2,973.6	2,951.9
— diluted	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4	3,067.0	3,050.0

Employees (thousands)	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8	96.1	92.6

(1)	Net of interest and other income.

(2)	Also included in cost of materials and services category.

(3)	Includes taxes on income, payroll, property and other business taxes.

(4)	2007 includes a $678 million before tax write-down related to the NATRECOR® intangible asset.

76	SUMMARY OF OPERATIONS AND STATISTICAL DATA

Shareholder Return Performance Graphs
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2007, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2002 and December 31,1997 in each the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

	2002	2003	2004	2005	2006	2007
Johnson & Johnson	$100.00	97.90	122.57	118.40	133.09	137.88
S&P 500 Index	$100.00	128.70	142.73	149.72	173.38	182.91
S&P Pharmaceutical Index	$100.00	108.80	100.75	97.32	112.80	118.10
S&P Health Care Equipment Index	$100.00	132.00	148.63	148.78	154.88	162.78

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Johnson & Johnson	$100.00	129.00	145.13	165.73	188.94	174.01	170.36	213.28	206.03	231.58	239.92
S&P 500 Index	$100.00	128.60	155.61	141.45	124.61	97.07	124.93	138.55	145.34	168.31	177.56
S&P Pharmaceutical Index	$100.00	149.00	131.12	178.59	152.69	122.15	132.90	123.07	118.88	137.79	144.26
S&P Health Care Equipment Index	$100.00	141.60	130.56	191.39	181.63	158.75	209.55	235.95	236.18	245.87	258.41

SHAREHOLDER RETURN PERFORMANCE GRAPHS	77