Form 10-K, Exhibit 13
period 2008-12-28
JOHNSON & JOHNSON
filed 2009-02-20
CIK 200406

Exhibit 13

Table of Contents
MANAGEMENT’S DISCUSSION AND ANALYSIS

34	Organization and Business Segments
34	Results of Operations
35	Analysis of Sales by Business Segments
37	Analysis of Consolidated Earnings Before Provision for Taxes on Income
40	Liquidity and Capital Resources
41	Other Information
43	Cautionary Factors That May Affect Future Results
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

44	Consolidated Balance Sheets
45	Consolidated Statements of Earnings
46	Consolidated Statements of Equity
47	Consolidated Statements of Cash Flows
48	Notes to Consolidated Financial Statements
69	Report of Independent Registered Public Accounting Firm
69	Management’s Report on Internal Control over
Financial Reporting
70	Summary of Operations and Statistical Data 1998-2008
71	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2008 ANNUAL REPORT	33

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Organization and Business Segments
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
Johnson & Johnson and its subsidiaries (the “Company”) have approximately 118,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to distributors and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon’s surgical care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.
     The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.
     In all of its product lines, the Company competes with companies both local and global, located throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company’s success in all areas of its business. This also includes protecting the Company’s portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and in sales forces. In addition, the development and maintenance of customer demand for the Company’s consumer products involves significant expenditures for advertising and promotion.
MANAGEMENT’S OBJECTIVES
A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of innovative products and services. New products introduced within the past five years accounted for approximately 30% of 2008 sales. In 2008, $7.6 billion, or 11.9% of sales, was invested in research and development, consistent with 2007. This investment reflects management’s commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.
     With more than 250 operating companies located in 57 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.
     The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long-term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.
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
Results of Operations
ANALYSIS OF CONSOLIDATED SALES
In 2008, worldwide sales increased 4.3% to $63.7 billion, compared to increases of 14.6% in 2007 and 5.6% in 2006. These sales increases consisted of the following:

Sales increase due to:	2008	2007	2006
Volume	1.1%	10.1	3.8
Price	0.8	1.4	1.5
Currency	2.4	3.1	0.3

Total	4.3%	14.6	5.6

Sales by U.S. companies were $32.3 billion in 2008, $32.4 billion in 2007 and $29.8 billion in 2006. This represents a decrease of 0.4% in 2008 and increases of 9.0% and 4.9% in 2007 and 2006, respectively. Sales by international companies were $31.4 billion in 2008, $28.7 billion in 2007 and $23.5 billion in 2006. This represents an increase of 9.7% in 2008, 21.7% in 2007 and 6.4% in 2006.

34	JOHNSON & JOHNSON 2008 ANNUAL REPORT

     The five-year compound annual growth rates for worldwide, U.S. and international sales were 8.8%, 5.0% and 13.6%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 10.3%, 9.6% and 11.2%, respectively.
     All international geographic regions experienced sales growth during 2008, consisting of 7.3% in Europe, 10.5% in the Western Hemisphere (excluding the U.S.) and 13.9% in the Asia-Pacific, Africa regions. These sales increases include the impact of currency fluctuations between the U.S. dollar and foreign currencies, which had positive impacts of 5.5% in Europe, 2.8% in the Western Hemisphere (excluding the U.S.) and 5.5% in the Asia-Pacific, Africa region.
     In 2008, 2007 and 2006, the Company did not have a customer that represented 10% or more of total consolidated revenues.
Analysis of Sales by Business Segments
CONSUMER SEGMENT
Consumer segment sales in 2008 were $16.0 billion, an increase of 10.8% over 2007 with 8.3% of this change due to operational growth and the remaining 2.5% due to positive currency fluctuations. U.S. Consumer segment sales were $6.9 billion, an increase of 8.3%. International sales were $9.1 billion, an increase of 12.8%, with 8.3% as a result of operations and 4.5% due to currency fluctuations over 2007.
     The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $5.9 billion, an increase of 14.6% from 2007. The primary contributor to the growth was the successful launch of over-the-counter ZYRTEC® allergy product line in the U.S. In 2008, the Company announced a voluntary labeling change on children’s cough and cold medicines regarding usage for children under the age of 4 years, to encourage the safe, effective use of these products. These actions did not have a significant impact on sales for the OTC Pharmaceuticals and Nutritionals franchise.
     The Skin Care franchise sales grew by 10.8% to $3.4 billion in 2008. The sales growth was primarily due to the AVEENO®, CLEAN & CLEAR®, NEUTROGENA® and JOHNSON’S® Adult product lines, as well as new products related to the acquisition of Beijing Dabao Cosmetics Co. Ltd. The Baby Care franchise sales grew by 11.7% to $2.2 billion in 2008. This growth was primarily in international markets across all product lines. The Women’s Health franchise sales grew by 5.8% to $1.9 billion in 2008 primarily due to the successful launch of new products. The Oral Care franchise sales grew by 9.1% to $1.6 billion in 2008. Sales growth was driven by the performance of the LISTERINE® mouthwash product line.
     Consumer segment sales in 2007 were $14.5 billion, an increase of 48.3% over 2006 with 44.2% of this change due to operational growth and the remaining 4.1% due to positive currency fluctuations. U.S. Consumer segment sales were $6.4 billion, an increase of 40.1%. International sales were $8.1 billion, an increase of 55.5%, with 47.8% as a result of operations and 7.7% due to currency fluctuations over 2006. The acquisition of Pfizer Inc.’s Consumer Healthcare business, net of the related divestitures, increased both total sales growth and operational growth for the total Consumer segment by 40.3% in 2007.

Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2008	2007	2006	'08 vs. '07	'07 vs. '06

OTC Pharmaceuticals & Nutritionals	$5,894	5,142	2,742	14.6%	87.5
Skin Care	3,381	3,051	2,633	10.8	15.9
Baby Care	2,214	1,982	1,740	11.7	13.9
Women’s Health	1,911	1,806	1,666	5.8	8.4
Oral Care	1,624	1,488	406	9.1	266.5
Wound Care/Other	1,030	1,024	587	0.6	74.4

Total	$16,054	14,493	9,774	10.8%	48.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	35

PHARMACEUTICAL SEGMENT
Pharmaceutical segment sales in 2008 were $24.6 billion, a decrease of 1.2% over 2007, with an operational decline of 3.1% and 1.9% increase due to the positive impact of currency fluctuations. U.S. Pharmaceutical segment sales were $14.9 billion, a decrease of 4.9%. International Pharmaceutical segment sales were $9.7 billion, an increase of 5.1%, which included 0.1% of operational growth and 5.0% related to the positive impact of currency fluctuations.
     REMICADE® (infliximab), a biologic approved for the treatment of Crohn’s disease, ankylosing spondylitis, psoriasis, psoriatic arthritis, ulcerative colitis and use in the treatment of rheumatoid arthritis, achieved sales of $3.7 billion in 2008, with growth of 12.7% over prior year. Growth was driven by increased demand due to the introduction of new clinical data and overall market growth. REMICADE® is competing in a market which is experiencing increased competition due to new entrants and the expansion of indications for existing competitors.
     TOPAMAX® (topiramate), which has been approved for adjunctive and monotherapy use in epilepsy, as well as for the prophylactic treatment of migraines, achieved sales of $2.7 billion in 2008, an increase of 11.3% over prior year. The growth was primarily due to increases in the migraine category partially offset by generic competition in certain markets outside the U.S. The patent for TOPAMAX® (topiramate) in the U.S. expired in September 2008. In July 2008, the U.S. Food and Drug Administration (FDA) granted pediatric exclusivity for TOPAMAX®, which extends market exclusivity in the U.S. until March 2009. In 2008, U.S. sales of TOPAMAX® were $2.3 billion. The expiration of the product patent or loss of market exclusivity is likely to result in a significant reduction in sales.
     PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $2.5 billion in 2008, a decline of 14.7% compared to prior year. The decline was primarily due to the declining markets for Erythropoiesis Stimulating Agents (ESAs) in the U.S. The FDA issued an order requiring a labeling supplement making specific revisions to the label for ESAs, including PROCRIT®. The label for PROCRIT® was updated July 30, 2008, based on review of emerging safety data for the use of ESAs in patients with cancer. Outside the U.S., new competition and the emerging safety data issues have contributed to the lower sales results for EPREX®. Discussions with European regulators regarding changes to the label for ESAs, including EPREX®, are nearing finalization.
     RISPERDAL® (risperidone), a medication that treats the symptoms of schizophrenia, bipolar mania and irritability associated with autistic behavior in indicated patients, experienced a sales decline of 37.8% to $2.1 billion in 2008. Market exclusivity for RISPERDAL® oral in the U.S. expired on June 29, 2008. Loss of market exclusivity for the RISPERDAL®
oral patent has resulted in a significant reduction in sales in the U.S. In 2008, U.S. sales of RISPERDAL® oral were $1.3 billion. In the first half of the 2008 fiscal year U.S. sales of RISPERDAL® oral were $1.1 billion and $0.2 billion in the second half.
     RISPERDAL® CONSTA® (risperidone), a long-acting injectable for the treatment of schizophrenia, achieved sales of $1.3 billion in 2008, representing an increase of 16.0% as compared to the prior year. The growth was due to a positive shift from once per day therapies to longer-acting RISPERDAL® CONSTA®.
     CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder (ADHD), achieved sales of $1.2 billion in 2008, representing an increase of 21.3% over 2007. Sales results were favorably impacted by approximately $115 million related to a change in the estimate of accrued sales reserves. An additional contributor to the sales growth was market growth. Although the original CONCERTA® patent expired in 2004, the FDA has not approved any generic version that is substitutable for CONCERTA®. Two parties have filed Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA®, which are pending and may be approved at any time.
     LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) and ACIPHEX®/PARIET® (rabeprazole sodium) experienced sales declines of 3.3% and 14.7%, respectively, versus the prior year due to competition in the category. DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) sales declined 11.0% versus the prior year due to generic competition.
     In 2008, Other Pharmaceutical sales were $7.2 billion, representing a growth of 10.9% over prior year. Contributors to the increase were sales of VELCADE® (bortezomib), a product for the treatment of multiple myeloma, PREZISTA® (darunavir), for the treatment of HIV/AIDS patients and INVEGA® (paliperidone), a once-daily atypical antipsychotic.
     During 2008, the Company received regulatory approval in the U.S., Canada and European Union for INTELENCETM (etravirine) for HIV combination therapy. STELARATM (ustekinumab) was approved in Canada and the European Union for the treatment of moderate to severe plaque psoriasis and is currently under review with the FDA. In addition, NUCYNTATM (tapentadol) immediate-release tablets for the relief of moderate to severe acute pain in adults 18 years of age or older was approved in the U.S.
     The Company also received approvals expanding the indications for several key products, including CONCERTA®, to treat ADHD in adults ages 18 to 65 in the U.S., VELCADE®, in combination with melphalan and prednisone for the treatment of patients with previously untreated multiple myeloma in the European Union

Major Pharmaceutical Product Revenues*:

				% Change
(Dollars in Millions)	2008	2007	2006	'08 vs. '07	'07 vs. '06

REMICADE® (infliximab)	$3,748	3,327	3,013	12.7%	10.4
TOPAMAX® (topiramate)	2,731	2,453	2,027	11.3	21.0
PROCRIT®/EPREX® (Epoetin alfa)	2,460	2,885	3,180	(14.7)	(9.3)
RISPERDAL® (risperidone)	2,126	3,420	3,334	(37.8)	2.6
LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin)	1,591	1,646	1,530	(3.3)	7.6
RISPERDAL® CONSTA® (risperidone)	1,309	1,128	849	16.0	32.9
CONCERTA® (methylphenidate HCl)	1,247	1,028	930	21.3	10.5
ACIPHEX®/PARIET® (rabeprazole sodium)	1,158	1,357	1,239	(14.7)	9.5
DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system)	1,036	1,164	1,295	(11.0)	(10.1)
Other	7,161	6,458	5,870	10.9	10.0

Total	$24,567	24,866	23,267	(1.2)%	6.9

* Prior year amounts have been reclassified to conform to current presentation.

36	JOHNSON & JOHNSON 2008 ANNUAL REPORT

and PREZISTA®, for once-daily dosing as part of HIV combination therapy in treatment-naïve adults and traditional approval as a twice-daily dose for use in treatment-experienced adult patients in the U.S. Outside the U.S., the European Commission granted full approval of PREZISTA® in combination with ritonavir and other anti-retroviral medicinal products for the treatment of HIV-1 infection, and extended the indication to include all treatment-experienced adult patients.
     The Company submitted applications for regulatory approval of four additional compounds in 2008. Golimumab, a monthly subcutaneous treatment for adults with active forms of rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis, was filed in the U.S. and European Union. In the U.S., filings were submitted for rivaroxaban, an oral, once-daily anticoagulant for the prevention of deep vein thrombosis (DVT) and pulmonary embolism (PE) in patients undergoing hip or knee replacement surgery, carisbamate, for the adjunctive treatment of partial-onset seizures in patients 16 years of age and older, and trabectedin, known as YONDELIS® outside the U.S., administered in combination with DOXIL® (doxorubicin HCl liposome injection) for the treatment of women with relapsed ovarian cancer.
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
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT
The Medical Devices and Diagnostics segment achieved sales of $23.1 billion in 2008, representing an increase of 6.4% over the prior year, with operational growth of 3.5% and 2.9% due to a positive impact from currency fluctuations. U.S. sales were $10.5 billion, an increase of 1.0%. International sales were $12.6 billion, an increase of 11.3%, with 5.8% from operations and a positive currency impact of 5.5%.
     The DePuy franchise achieved sales of $5.0 billion in 2008, an 8.8% increase over prior year. This growth was primarily due to DePuy’s orthopaedic joint reconstruction products, including the hip and knee product lines. Additionally, new product launches in the Mitek sports medicine product line contributed to the growth.
     The Ethicon Endo-Surgery franchise achieved sales of $4.3 billion in 2008, an 11.8% increase over prior year. This growth was mainly driven by the HARMONIC® technology business due to the success of newly launched products and the underlying strength of the technology. Additional contributors to the growth were the REALIZE® Gastric Band in the U.S. and endoscopy products outside the U.S.
     The Ethicon franchise achieved sales of $3.8 billion in 2008, a 6.6% increase over prior year. This was a result of growth in the hemostasis, meshes and biosurgical product lines.
     Sales in the Cordis franchise were $3.1 billion, a decline of 8.5% over 2007. The decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased global competition. The decline was partially offset by the performance of the Biosense Webster and neurovascular businesses.
     The Diabetes Care franchise achieved sales of $2.5 billion in 2008, a 6.8% increase over prior year. This growth was driven by sales in the Animas business due to new product launches and sales growth in the ULTRA® product lines outside the U.S.
     The Vision Care franchise achieved sales of $2.5 billion in 2008, a 13.2% increase over prior year. Sales of ACUVUE® OASYS™, 1-DAY ACUVUE® MOIST™, and ACUVUE® OASYS™ for ASTIGMATISM were the major contributors to this growth.
     The Ortho-Clinical Diagnostics franchise achieved sales of $1.8 billion in 2008, an 8.0% increase over prior year resulting from growth in both immunohematology and immunodiagnostics products.
     The Medical Devices and Diagnostics segment achieved sales of $21.7 billion in 2007, representing an increase over prior year of 7.2%, with operational growth of 3.9% and 3.3% due to a positive impact from currency fluctuations. U.S. sales were $10.4 billion, an increase of 3.2%. International sales were $11.3 billion, an increase of 11.1%, with 4.6% from operations and a positive currency impact of 6.5%.
Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income increased by $3.6 billion to $16.9 billion in 2008 as compared to the $13.3 billion earned in 2007. Contributing to the $3.6 billion increase in 2008 were lower in-process research and development charges of $0.6 billion, higher income from divestitures of $0.5 billion and higher litigation gains of $0.5 billion versus restructuring charges of $0.7 billion and the write-down of the NATRECOR® intangible asset of $0.7 billion recorded in 2007. The decrease in 2007 of 8.9% over the $14.6 billion in 2006 was primarily due to restructuring charges and the write-down of the NATRECOR® intangible asset in 2007. As a percent to sales, consolidated earnings before provision for taxes on income in 2008 was 26.5% versus 21.7% in 2007. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Major Medical Devices and Diagnostics Franchise Sales*:

				% Change
(Dollars in Millions)	2008	2007	2006	'08 vs. '07	'07 vs. '06
DEPUY®	$4,989	4,587	4,105	8.8%	11.7
ETHICON ENDO-SURGERY®	4,286	3,834	3,376	11.8	13.6
ETHICON®	3,840	3,603	3,223	6.6	11.8
CORDIS®	3,135	3,425	4,088	(8.5)	(16.2)
Diabetes Care	2,535	2,373	2,074	6.8	14.4
Vision Care	2,500	2,209	1,879	13.2	17.6
ORTHO-CLINICAL DIAGNOSTICS®	1,841	1,705	1,538	8.0	10.9

Total	$23,126	21,736	20,283	6.4%	7.2

* Prior year amounts have been reclassified to conform to current presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	37

Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2008	2007	2006

Cost of products sold	29.1%	29.1	28.2
Percent point increase over the prior year	—	0.9	0.5
Selling, marketing and administrative expenses	33.7	33.5	32.7
Percent point increase/(decrease) over the prior year	0.2	0.8	(1.4)

In 2008, cost of products sold as a percent to sales remained flat to the prior year. The change in the mix of businesses, with higher sales growth in the Consumer business and a slight sales decline in the Pharmaceutical business continues to have a negative impact on the cost of products sold as a percent to sales. In 2008, this was offset by manufacturing efficiencies and non-recurring positive items in 2008 and negative items in 2007. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2008 primarily due to the change in the mix of businesses, whereby a greater proportion of sales were attributable to the Consumer segment, which has higher selling, marketing and administrative spending. Additionally, in 2008 the Company utilized the gain associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending. This was partially offset by ongoing cost containment efforts.
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

   Research and Development expense (excluding in-process research and development charges) by segment of business was as follows:

	2008		2007		2006
(Dollars in Millions)	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales

Consumer	$624	3.9%	564	3.9	395	4.0
Pharmaceutical	5,095	20.7	5,265	21.2	4,964	21.3
Medical Devices and Diagnostics	1,858	8.0	1,851	8.5	1,766	8.7

Total research and development expense	$7,577	11.9	7,680	12.6	7,125	13.4
Percent (decrease)/increase over the prior year	(1.3)%		7.8		10.3

Research and Development: Research and development activities represent a significant part of the Company’s business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients.
     In 2008, the reduction in the Pharmaceutical research and development spending was primarily due to increased efficiencies in Pharmaceutical research and development activities.
Restructuring: The Company has achieved approximately $1.6 billion in annual cost savings as outlined in the restructuring program announced in 2007. See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.
In-Process Research and Development: In 2008, the Company recorded a charge for in-process research and development (IPR&D) of $181 million before and after tax related to the acquisitions of Amic AB, SurgRx, Inc., HealthMedia, Inc. and Omrix Biopharmaceuticals, Inc. HealthMedia, Inc, a privately held company that creates web-based behavior change interventions, accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Amic AB, a Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings (outside the physical facilities of the clinical laboratory), accounted for $40 million before tax of the IPR&D charges. SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices, accounted for $7 million before tax of the IPR&D charges. Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, accounted for $127 million before tax of the IPR&D charges.
     In 2007, the Company recorded a charge for IPR&D of $807 million before and after tax related to the acquisition of Conor Medsystems, Inc. The IPR&D charge was included in the operating profit of the Medical Devices and Diagnostics segment.
     In 2006, the Company recorded IPR&D charges of $559 million before tax related to the acquisitions of the Consumer Healthcare business of Pfizer Inc., Vascular Control Systems, Inc., Ensure Medical, Inc., ColBar LifeScience Ltd., Hand Innovations LLC and Future Medical Systems S.A. The charge related to the Consumer Healthcare business acquired from Pfizer Inc. accounted for $320 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications, accounted for $87 million before tax of the IPR&D charges. Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery, accounted for $66 million before tax of the IPR&D charges. ColBar LifeScience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering, accounted for $49 million before tax of the IPR&D charges. Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities, accounted for $22 million before tax of the IPR&D charges. Future Medical Systems S.A., a privately held company that

38	JOHNSON & JOHNSON 2008 ANNUAL REPORT

primarily develops, manufactures and markets arthroscopic fluid management systems, accounted for $15 million before tax of the IPR&D charges.
Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, minority interests, litigation settlements and liabilities and royalty income. The favorable change of $1.5 billion in other (income) expense, net from 2008 to 2007 was primarily due to an increase in income from net litigation settlements and awards of $0.5 billion, a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc. in 2008 and the NATRECOR® intangible asset write-down of $0.7 billion in 2007.
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
OPERATING PROFIT BY SEGMENT
Operating profits by segment of business were as follows:

			Percent of
			Segment Sales
(Dollars in Millions)	2008	2007	2008	2007

Consumer	$2,674	2,277	16.7%	15.7
Pharmaceutical	7,605	6,540	31.0	26.3
Med Devices and Diagnostics	7,223	4,846	31.2	22.3

Total (1)	17,502	13,663	27.4	22.4
Less: Expenses not allocated to segments (2)	573	380

Earnings before provision for taxes on income	$16,929	13,283	26.5%	21.7

(1)	See Note 11 to the Consolidated Financial Statements for more details.

(2)	Amounts not allocated to segments include interest (income) expense, minority interest, and general corporate (income) expense.
Consumer Segment: In 2008, Consumer segment operating profit increased 17.4% from 2007. As a percent to sales, 2008 operating profit increased to 16.7%. Cost synergies, lower integration costs in 2008 related to the acquisition of the Consumer Healthcare business of Pfizer Inc., and other cost containment initiatives contributed to the increased operating profit. In 2007, Consumer segment operating profit increased 65.7% from 2006 due to the acquisition costs associated with the Consumer Healthcare business of Pfizer Inc. in 2006. As a percent to sales, 2007 operating profit increased to 15.7%. IPR&D expenses of $320 million as well as expenses associated with the Consumer Healthcare business of Pfizer Inc. integration were recorded during 2006.
Pharmaceutical Segment: In 2008, Pharmaceutical segment operating profit increased 16.3% from 2007. As a percent to sales, 2008 operating profit increased to 31.0%. The primary driver of the improved operating profit was due to the restructuring charges of $429 million and $678 million for the NATRECOR® intangible asset write-down recorded in 2007. In 2007, Pharmaceutical segment operating profit decreased 5.1% from 2006. As a percent to sales, 2007 operating profit decreased to 26.3% resulting from $429 million of restructuring charges and $678 million for the NATRECOR® intangible asset write-down in 2007.
Medical Devices and Diagnostics Segment: In 2008, the operating profit in the Medical Devices and Diagnostics segment increased 49.1% from 2007. As a percent to sales, 2008 operating profit increased to 31.2%. The improved operating profit was the result of the $429 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and lower IPR&D charges of $174 million in 2008 versus $807 million in 2007. Additionally, $301 million of restructuring charges were recorded in 2007. In 2007, the operating profit in the Medical Devices and Diagnostics segment decreased 20.9% from 2006. As a percent to sales, 2007 operating profit decreased to 22.3%, resulting from $807 million of IPR&D charges and $301 million of restructuring charges in 2007, while 2006 included the gain associated with the Guidant acquisition agreement termination fee, less associated expenses, of $622 million.
Interest (Income) Expense: Interest income in 2008 decreased by $91 million due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $12.8 billion at the end of 2008, and averaged $12.2 billion as compared to the $6.6 billion average cash balance in 2007. The increase in the average cash balance was primarily due to cash generated from operating activities.
     Interest expense in 2008 increased by $139 million due to a higher debt balance. In the second half of 2007 the Company converted some of its short-term debt to fixed long-term debt at higher interest rates. The net debt balance at the end of 2008 was $11.9 billion as compared to $9.5 billion at the end of 2007. The higher debt balance in 2008 was primarily due to the purchase of the Company’s common stock under the ongoing Common Stock repurchase program announced on July 9, 2007 and to fund acquisitions.
     Interest income in 2007 decreased by $377 million due to lower average cash balances. The decline in the average cash balance was primarily due to the acquisition of the Consumer Healthcare business of Pfizer Inc. on December 20, 2006.
     Interest expense in 2007 increased by $233 million as compared to prior year due to a higher average debt balance. The net debt balance at the end of 2007 was $9.5 billion as compared to $6.6 billion at the end of 2006. The higher debt balance in 2007 was due to the debt associated with the acquisition of the Consumer Healthcare business of Pfizer Inc. and the Common Stock repurchase program announced in 2007.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	39

Provision for Taxes on Income: The worldwide effective income tax rate was 23.5% in 2008, 20.4% in 2007 and 24.2% in 2006. The 2008 tax rate increased as compared to 2007 due to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions. In addition, the 2007 tax rate benefited from a one-time gain of $267 million related to a business restructuring of certain international subsidiaries, as well as increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions and lower international tax rates in certain countries as compared to the prior year.
Liquidity and Capital Resources
LIQUIDITY & CASH FLOWS
Cash and cash equivalents were $10.8 billion at the end of 2008 as compared with $7.8 billion at the end of 2007. The primary sources of cash that contributed to the $3.0 billion increase versus prior year were $15.0 billion of cash generated from operating activities and $2.7 billion net proceeds from long and short-term debt. The major uses of cash were capital spending of $3.1 billion, acquisitions of $1.2 billion, dividends to shareholders of $5.0 billion and the repurchase of common stock, net of proceeds from the exercise of options, of $5.2 billion.
     Cash flow from operations of $15.0 billion is the result of $12.9 billion of net earnings and $3.5 billion of non-cash charges related to depreciation and amortization, stock based compensation, and $0.2 billion of IPR&D offset by increased working capital of $0.8 billion and a net use related to changes in assets and liabilities net of effects from acquisitions of $0.8 billion.
     In 2008, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 6 to the Consolidated Financial Statements.
     The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2009.
FINANCING AND MARKET RISK
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency products costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 28, 2008 market rates would increase the unrealized value of the Company’s forward contracts by $226 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 28, 2008 market rates would decrease the unrealized value of the Company’s forward contracts by $276 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future earnings and cash flows.
     The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $97 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future cash flows.
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
     The Company has access to substantial sources of funds at numerous banks worldwide. In September 2008, the Company secured a new 364-day and 5-year Credit Facility. Total credit available to the Company approximates $7.7 billion, of which $6.3 billion expires September 24, 2009, and $1.4 billion expires September 25, 2013. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.
     Total borrowings at the end of 2008 and 2007 were $11.9 billion and $9.5 billion, respectively. The increase in borrowings between 2008 and 2007 was a result of financing general corporate purposes and the continuation of the Common Stock repurchase program announced in 2007. In 2008, net cash (cash and current marketable securities, net of debt) was $1.0 billion compared to net debt of $0.2 billion in 2007. Total debt represented 21.8% of total capital (shareholders’ equity and total debt) in 2008 and 18.0% of total capital in 2007. Shareholders’ equity per share at the end of 2008 was $15.35 compared with $15.25 at year-end 2007, an increase of 0.7%.
     Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating and to have access to credit at commercially favorable terms. A summary of borrowings can be found in Note 6 to the Consolidated Financial Statements.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Company has contractual obligations, primarily lease, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 28, 2008 (see Notes 4, 6 and 13 to the Consolidated Financial Statements for further details):

				Unfunded
	Operating	Debt		Retirement
(Dollars in Millions)	Leases	Obligations	(1)	Plans	Total

2009	$171	221		56	448
2010	145	22		58	225
2011	123	18		62	203
2012	107	620		66	793
2013	89	507		70	666
After 2013	93	6,953		436	7,482

Total	$728	8,341		748	9,817

(1)	Amounts do not include interest expense.
For tax matters, see Note 8 to the Consolidated Financial Statements.

40	JOHNSON & JOHNSON 2008 ANNUAL REPORT

SHARE REPURCHASE AND DIVIDENDS
On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $10.0 billion of the Company’s Common Stock. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company funds the share repurchase program through a combination of available cash and debt. As of December 28, 2008, the Company repurchased an aggregate of 124.9 million shares of Johnson & Johnson common stock under the current repurchase program at a cost of $8.1 billion. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.
     The Company increased its dividend in 2008 for the 46th consecutive year. Cash dividends paid were $1.795 per share in 2008, compared with dividends of $1.620 per share in 2007 and $1.455 per share in 2006. The dividends were distributed as follows:

	2008	2007	2006

First quarter	$0.415	0.375	0.330
Second quarter	0.460	0.415	0.375
Third quarter	0.460	0.415	0.375
Fourth quarter	0.460	0.415	0.375

Total	$1.795	1.620	1.455

On January 5, 2009, the Board of Directors declared a regular cash dividend of $0.460 per share, payable on March 10, 2009, to shareholders of record as of February 24, 2009. The Company expects to continue the practice of paying regular cash dividends.
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
Revenue Recognition: The Company recognizes revenue from product sales when goods are shipped or delivered, and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.
     Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.
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
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. Promotional arrangements are evaluated to determine the appropriate amounts to be deferred.
     In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period.
     Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.
     Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended December 28, 2008 and December 30, 2007.
CONSUMER SEGMENT

	Balance at			Balance at
	Beginning		Payments/	End
(Dollars in Millions)	of Period	Accruals	Other	of Period

2008
Accrued rebates(1)	$217	300	(386)	131
Accrued returns	113	135	(133)	115
Accrued promotions	297	2,369	(2,464)	202

Subtotal	$627	2,804	(2,983)	448

Reserve for doubtful accounts	71	41	(2)	110
Reserve for cash discounts	23	272	(273)	22

Total	$721	3,117	(3,258)	580

2007
Accrued rebates(1)	$164	492	(439)	217
Accrued returns	92	257	(236)	113
Accrued promotions	211	2,249	(2,163)	297

Subtotal	$467	2,998	(2,838)	627

Reserve for doubtful accounts	42	17	12	71
Reserve for cash discounts	15	278	(270)	23

Total	$524	3,293	(3,096)	721

(1)	Includes reserve for customer rebates of $73 million at December 28, 2008 and $76 million at December 30, 2007, recorded as a contra asset.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	41

PHARMACEUTICAL SEGMENT

	Balance at				Balance at
	Beginning			Payments/	End
(Dollars in Millions)	of Period	Accruals		Other	of Period

2008
Accrued rebates(1)	$1,249	3,331		(3,319)	1,261
Accrued returns	345	168		(23)	490
Accrued promotions	263	414		(570)	107

Subtotal	$1,857	3,913		(3,912)	1,858

Reserve for doubtful accounts	26	24		(2)	48
Reserve for cash discounts	24	376		(377)	23

Total	$1,907	4,313	(2)	(4,291)	1,929

2007
Accrued rebates(1)	$1,233	3,175		(3,159)	1,249
Accrued returns	324	36		(15)	345
Accrued promotions	205	523		(465)	263

Subtotal	$1,762	3,734		(3,639)	1,857

Reserve for doubtful accounts	30	—		(4)	26
Reserve for cash discounts	29	531		(536)	24

Total	$1,821	4,265		(4,179)	1,907

(1)	Includes reserve for customer rebates of $344 million at December 28, 2008 and $321 million at December 30, 2007, recorded as a contra asset.

(2)	Includes $115 million adjustment related to previously estimated accrued sales reserves.
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

	Balance at				Balance at
	Beginning			Payments/	End
(Dollars in Millions)	of Period	Accruals		Other	of Period

2008
Accrued rebates(1)	$336	1,947		(1,867)	416
Accrued returns	190	99		(100)	189
Accrued promotions	18	208		(179)	47

Subtotal	$544	2,254		(2,146)	652

Reserve for doubtful accounts	96	36		(23)	109
Reserve for cash discounts	24	257		(247)	34

Total	$664	2,547	(2)	(2,416)	795

2007
Accrued rebates(1)	$294	1,576		(1,534)	336
Accrued returns	183	102		(95)	190
Accrued promotions	41	136		(159)	18

Subtotal	$518	1,814		(1,788)	544

Reserve for doubtful accounts	88	25		(17)	96
Reserve for cash discounts	18	213		(207)	24

Total	$624	2,052		(2,012)	664

(1)	Includes reserve for customer rebates of $304 million at December 28, 2008 and $313 million at December 30, 2007, recorded as a contra asset.

(2)	Includes $56 million adjustment related to previously estimated sales rebate reserve.
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
     In 2007, the Company adopted FASB Interpretation 48 (FIN48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.
     At December 28, 2008 and December 30, 2007, the cumulative amounts of undistributed international earnings were approximately $27.7 billion and $23.7 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.
Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
Long-Lived and Intangible Assets: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company’s property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.
Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 to the Consolidated Financial Statements for further details on these rates and the effect a rate change would have on the Company’s results of operations.
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
NEW ACCOUNTING PRONOUNCEMENTS
Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 28, 2008.

42	JOHNSON & JOHNSON 2008 ANNUAL REPORT

ECONOMIC AND MARKET FACTORS
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 1998-2008, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
     Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.
     The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2008 would have increased or decreased the translation of foreign sales by $300 million and income by $50 million.
     The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.
     Changes in the behavior and spending patterns of purchasers of health care products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing health care insurance coverage, as a result of the current global economic downturn will continue to impact the Company’s businesses.
     The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of most of the Company’s key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on “Litigation Against Filers of Abbreviated New Drug Applications” in Note 18 to the Consolidated Financial Statements.
LEGAL PROCEEDINGS
The Company is involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company’s balance sheet under its self-insurance program and by third-party product liability insurance.
     The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial condition, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period.
     See Note 18 to the Consolidated Financial Statements for further information regarding legal proceedings.
COMMON STOCK MARKET PRICES
The Company’s common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2008 and 2007 were:

	2008		2007
	High	Low	High	Low

First quarter	$68.85	61.17	68.22	59.87
Second quarter	68.32	63.40	65.45	59.95
Third quarter	72.76	63.10	65.75	59.72
Fourth quarter	69.86	52.06	68.75	63.55
Year-end close	$58.56		67.38

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
     The Company’s report on Form 10-K for the year ended December 28, 2008 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	43

Consolidated Balance Sheets	Johnson & Johnson and Subsidiaries

At December 28, 2008 and December 30, 2007 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2008	2007

Assets

Current assets
Cash and cash equivalents (Notes 1 and 14)	$10,768	7,770
Marketable securities (Notes 1 and 14)	2,041	1,545
Accounts receivable trade, less allowances for doubtful accounts $268 (2007, $193)	9,719	9,444
Inventories (Notes 1 and 2)	5,052	5,110
Deferred taxes on income (Note 8)	3,430	2,609
Prepaid expenses and other receivables	3,367	3,467

Total current assets	34,377	29,945

Marketable securities, non-current (Notes 1 and 14)	4	2
Property, plant and equipment, net (Notes 1 and 3)	14,365	14,185
Intangible assets, net (Notes 1 and 7)	13,976	14,640
Goodwill, net (Notes 1 and 7)	13,719	14,123
Deferred taxes on income (Note 8)	5,841	4,889
Other assets (Note 5)	2,630	3,170

Total assets	$84,912	80,954

Liabilities and Shareholders’ Equity

Current liabilities
Loans and notes payable (Note 6)	$3,732	2,463
Accounts payable	7,503	6,909
Accrued liabilities	5,531	6,412
Accrued rebates, returns and promotions	2,237	2,318
Accrued salaries, wages and commissions	1,432	1,512
Accrued taxes on income	417	223

Total current liabilities	20,852	19,837

Long-term debt (Note 6)	8,120	7,074
Deferred taxes on income (Note 8)	1,432	1,493
Employee related obligations (Notes 5 and 13)	7,791	5,402
Other liabilities	4,206	3,829

Total liabilities	42,401	37,635

Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 12)	(4,955)	(693)
Retained earnings	63,379	55,280

	61,544	57,707

Less: common stock held in treasury, at cost (Note 20) (350,665,000 shares and 279,620,000 shares)	19,033	14,388

Total shareholders’ equity	42,511	43,319

Total liabilities and shareholders’ equity	$84,912	80,954

See Notes to Consolidated Financial Statements

44	JOHNSON & JOHNSON 2008 ANNUAL REPORT

Consolidated Statements of Earnings	Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)	2008	2007	2006

Sales to customers	$63,747	61,095	53,324

Cost of products sold	18,511	17,751	15,057

Gross profit	45,236	43,344	38,267

Selling, marketing and administrative expenses	21,490	20,451	17,433
Research expense	7,577	7,680	7,125
Purchased in-process research and development (Note 17)	181	807	559
Restructuring (Note 22)	—	745	—
Interest income	(361)	(452)	(829)
Interest expense, net of portion capitalized (Note 3)	435	296	63
Other (income) expense, net	(1,015)	534	(671)

	28,307	30,061	23,680

Earnings before provision for taxes on income	16,929	13,283	14,587
Provision for taxes on income (Note 8)	3,980	2,707	3,534

Net earnings	$12,949	10,576	11,053

Basic net earnings per share (Notes 1 and 19)	$4.62	3.67	3.76

Diluted net earnings per share (Notes 1 and 19)	$4.57	3.63	3.73

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	45

Consolidated Statements of Equity				Johnson & Johnson and Subsidiaries

				Accumulated
				Other		Treasury
		Comprehensive	Retained	Comprehensive	Common Stock	Stock
(Dollars in Millions) (Note 1)	Total	Income	Earnings	Income	Issued Amount	Amount

Balance, January 1, 2006	$38,710		42,310	(755)	3,120	(5,965)

Net earnings	11,053	11,053	11,053
Cash dividends paid	(4,267)		(4,267)
Employee compensation and stock option plans	1,858		181			1,677
Conversion of subordinated debentures	26		(10)			36
Repurchase of common stock	(6,722)					(6,722)
Other	23		23
Other comprehensive income, net of tax:
Currency translation adjustment	362	362		362
Unrealized losses on securities	(9)	(9)		(9)
Employee benefit plans	(1,710)	(34)		(1,710)
Losses on derivatives & hedges	(6)	(6)		(6)
Reclassification adjustment		(9)

Total comprehensive income		11,357

Balance, December 31, 2006	$39,318		49,290	(2,118)	3,120	(10,974)

Net earnings	10,576	10,576	10,576
Cash dividends paid	(4,670)		(4,670)
Employee compensation and stock option plans	2,311		131			2,180
Conversion of subordinated debentures	9		(4)			13
Repurchase of common stock	(5,607)					(5,607)
Adoption of FIN 48	(19)		(19)
Other	(24)		(24)
Other comprehensive income, net of tax:
Currency translation adjustment	786	786		786
Unrealized gains on securities	23	23		23
Employee benefit plans	670	670		670
Losses on derivatives & hedges	(54)	(54)		(54)
Reclassification adjustment		(5)

Total comprehensive income		11,996

Balance, December 30, 2007	$43,319		55,280	(693)	3,120	(14,388)

Net earnings	12,949	12,949	12,949
Cash dividends paid	(5,024)		(5,024)
Employee compensation and stock option plans	2,180		175			2,005
Conversion of subordinated debentures	—		(1)			1
Repurchase of common stock	(6,651)					(6,651)
Other comprehensive income, net of tax:
Currency translation adjustment	(2,499)	(2,499)		(2,499)
Unrealized losses on securities	(59)	(59)		(59)
Employee benefit plans	(1,870)	(1,870)		(1,870)
Gains on derivatives & hedges	166	166		166
Reclassification adjustment		(27)

Total comprehensive income		8,660

Balance, December 28, 2008	$42,511		63,379	(4,955)	3,120	(19,033)

See Notes to Consolidated Financial Statements

46	JOHNSON & JOHNSON 2008 ANNUAL REPORT

Consolidated Statements of Cash Flows	Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	2008	2007	2006

Cash flows from operating activities

Net earnings	$12,949	10,576	11,053
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	2,832	2,777	2,177
Stock based compensation	627	698	659
Purchased in-process research and development	181	807	559
Intangible asset write-down (NATRECOR®)	—	678	—
Decrease/(increase) in deferred tax provision	22	(1,762)	(1,168)
Accounts receivable allowances	86	22	(14)
Changes in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(736)	(416)	(699)
(Increase)/decrease in inventories	(101)	14	(210)
(Decrease)/increase in accounts payable and accrued liabilities	(272)	2,642	1,750
Increase in other current and non-current assets	(1,600)	(1,578)	(269)
Increase in other current and non-current liabilities	984	564	410

Net cash flows from operating activities	14,972	15,022	14,248

Cash flows from investing activities

Additions to property, plant and equipment	(3,066)	(2,942)	(2,666)
Proceeds from the disposal of assets	785	457	511
Acquisitions, net of cash acquired (Note 17)	(1,214)	(1,388)	(18,023)
Purchases of investments	(3,668)	(9,659)	(467)
Sales of investments	3,059	7,988	426
Other (primarily intangibles)	(83)	(368)	(72)

Net cash used by investing activities	(4,187)	(5,912)	(20,291)

Cash flows from financing activities

Dividends to shareholders	(5,024)	(4,670)	(4,267)
Repurchase of common stock	(6,651)	(5,607)	(6,722)
Proceeds from short-term debt	8,430	19,626	6,385
Retirement of short-term debt	(7,319)	(21,691)	(2,633)
Proceeds from long-term debt	1,638	5,100	6
Retirement of long-term debt	(24)	(18)	(13)
Proceeds from the exercise of stock options/excess tax benefits	1,486	1,562	1,135

Net cash used by financing activities	(7,464)	(5,698)	(6,109)

Effect of exchange rate changes on cash and cash equivalents	(323)	275	180

Increase/(decrease) in cash and cash equivalents	2,998	3,687	(11,972)
Cash and cash equivalents, beginning of year (Note 1)	7,770	4,083	16,055

Cash and cash equivalents, end of year (Note 1)	$10,768	7,770	4,083

Supplemental cash flow data

Cash paid during the year for:
Interest	$525	314	143
Income taxes	4,068	4,099	4,250

Supplemental schedule of noncash investing and financing activities

Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$593	738	622
Conversion of debt	—	9	26

Acquisitions

Fair value of assets acquired	$1,328	1,620	19,306
Fair value of liabilities assumed	(114)	(232)	(1,283)

Net cash paid for acquisitions	$1,214	1,388	18,023

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	47

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the “Company”). Inter-company accounts and transactions are eliminated.
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
The Company has approximately 118,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to distributors and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon’s surgical care and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.
NEW ACCOUNTING PRONOUNCEMENTS
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement was effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 in the fiscal first quarter of 2008, the impact of which is discussed in Note 23.
     In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 was effective for fiscal year 2008 and the Company adopted it in the fiscal first quarter of 2008. The adoption of SFAS No. 159 did not have a material effect on the Company’s results of operations, cash flows or financial position.
     EITF Issue 07-03: Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007 and was adopted by the Company in the fiscal first quarter of 2008. This issue requires nonrefundable advance payments for research and development to be capitalized and recognized as an expense as related goods are delivered or services are performed. The adoption of EITF 07-03 did not have a significant impact on the Company’s results of operations, cash flows or financial position.
RECENTLY ISSUED ACCOUNTING STANDARDS,
NOT ADOPTED AS OF DECEMBER 28, 2008
In December 2007, FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Noncontrolling Interests in Consolidated Financial Statements. These statements aim to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will have a significant impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of in-process research and development (IPR&D), expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition. This accounting treatment for taxes is applicable to acquisitions that occurred both prior and subsequent to the adoption of SFAS No. 141(R). The Company believes that the adoption of SFAS No. 141(R) and SFAS No. 160 will not have a material effect on its results of operations, cash flows or financial position.
     In March 2008, the FASB issued SFAS Statement No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, to enhance the disclosure regarding the Company’s derivative and hedging activities, to improve the transparency of financial reporting. This statement is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 161 will have no impact on the Company’s results of operations, cash flows or financial position.
     EITF Issue 07-01: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. This issue addresses the income statement classification of payments made between parties in a collaborative arrangement. The adoption of EITF 07-01 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.
     EITF Issue 08-07: Accounting for Defensive Intangible Assets. This issue applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 08-07 is not expected to have a significant impact on the Company’s results of operations, cash flows or financial position.

48	JOHNSON & JOHNSON 2008 ANNUAL REPORT

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
     Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.
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
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. Promotional arrangements are evaluated to determine the appropriate amounts to be deferred.
     In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period.
SHIPPING AND HANDLING
Shipping and handling costs incurred were $1,017 million, $934 million and $693 million in 2008, 2007 and 2006, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
INVENTORIES
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.
INTANGIBLE ASSETS AND GOODWILL
SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2008 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.
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
     The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency denominated assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	49

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
     On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If, and when, a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2008, 2007 and 2006.
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
RESEARCH AND DEVELOPMENT
Research and development expenses are expensed as incurred. Upfront and milestone payments made to third-parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third-parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.
ADVERTISING
Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.9 billion in 2008, $2.7 billion in 2007 and $1.9 billion in 2006.
INCOME TAXES
The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation. At December 28, 2008 and December 30, 2007, the cumulative amount of undistributed international earnings were approximately $27.7 billion and $23.7 billion, respectively.
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
ANNUAL CLOSING DATE
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as will be the case in 2009, the fiscal year consists of 53 weeks.
RECLASSIFICATION
Certain prior period amounts have been reclassified to conform to current year presentation.
2. Inventories
At the end of 2008 and 2007, inventories were comprised of:

(Dollars in Millions)	2008	2007

Raw materials and supplies	$839	905
Goods in process	1,372	1,384
Finished goods	2,841	2,821

	$5,052	5,110

50	JOHNSON & JOHNSON 2008 ANNUAL REPORT

3. Property, Plant and Equipment
At the end of 2008 and 2007, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2008	2007

Land and land improvements	$886	756
Buildings and building equipment	7,720	7,913
Machinery and equipment	15,234	14,554
Construction in progress	3,552	3,243

	27,392	26,466
Less accumulated depreciation	13,027	12,281

	$14,365	14,185

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2008, 2007 and 2006 was $147 million, $130 million and $118 million, respectively.
     Depreciation expense, including the amortization of capitalized interest in 2008, 2007 and 2006, was $2.0 billion, $1.9 billion and $1.6 billion, respectively.
     Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.
4. Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $309 million in 2008, $302 million in 2007 and $285 million in 2006.
     The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 28, 2008 are:

(Dollars in Millions)					After
2009	2010	2011	2012	2013	2013	Total

$171	145	123	107	89	93	728
Commitments under capital leases are not significant.
5. Employee Related Obligations
At the end of 2008 and 2007, employee related obligations were:

(Dollars in Millions)	2008	2007

Pension benefits	$4,382	2,014
Postretirement benefits	2,217	2,134
Postemployment benefits	870	1,119
Deferred compensation	772	740

Total employee obligations	8,241	6,007
Less current benefits payable	450	605

Employee related obligations — long-term	$7,791	5,402

Prepaid employee related obligations of $136 million and $481 million for 2008 and 2007, respectively, are included in other assets on the consolidated balance sheet.
6. Borrowings
The components of long-term debt are as follows:

			Effective				Effective
(Dollars in Millions)	2008		Rate %		2007		Rate %

3% Zero Coupon Convertible Subordinated Debentures due 2020	$183		3.00%		178		3.00
4.95% Debentures due 2033	500		4.95		500		4.95
3.80% Debentures due 2013	500		3.82		500		3.82
6.95% Notes due 2029	294		7.14		294		7.14
6.73% Debentures due 2023	250		6.73		250		6.73
6.625% Notes due 2009	199		6.80		199		6.80
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.95% Notes due 2037	995		5.99		995		5.99
5.50% Notes due 2024 (500 GBP1.4759)(2)/(500 GBP1.9944)(3)	731	(2)	5.71		989	(3)	5.71
4.75% Notes due 2019 (1B Euro 1.4000)(2)/ (1B Euro 1.4573)(3)	1,390	(2)	5.35		1,447	(3)	5.35
5.15% Debentures due 2012	599		5.18		599		5.18
5.86% Debentures due 2038	700		5.86
5.15% Debentures due 2018	898		5.15
Other (Includes Industrial Revenue Bonds)	102		—		132		—

	8,341	(4)	5.46	(1)	7,083	(4)	5.47	(1)
Less current portion	221				9		—

	$8,120				7,074

(1)	Weighted average effective rate.
(2)	Translation rate at December 28, 2008.
(3)	Translation rate at December 30, 2007.
(4)	The excess of the fair value over the carrying value of debt was $1.4 billion in 2008 and $0.3 billion in 2007.
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2008, the Company secured a new 364-day and 5-year Credit Facility. Total credit available to the Company approximates $7.7 billion of which $6.3 billion expires September 24, 2009, and $1.4 billion expires September 25, 2013. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.
     The Company filed a shelf registration with the Securities and Exchange Commission that became effective March 11, 2008 which enables the Company to issue an unlimited aggregate principal amount in debt securities and warrants to purchase debt securities. The Company issued bonds in June 2008 for a total of $1.6 billion for general corporate purposes.
     On July 28, 2000, ALZA Corporation, a subsidiary of the Company, completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. Under the terms of the 3% Debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 11.4 million shares have been issued as of December 28, 2008, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	51

     Throughout 2008 the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $3.7 billion at the end of 2008, of which $3.1 billion was raised under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.
     Aggregate maturities of long-term obligations commencing in 2008 are:

(Dollars in Millions)					After
2009	2010	2011	2012	2013	2013

$221	22	18	620	507	6,953
7. Intangible Assets and Goodwill
At the end of 2008 and 2007, the gross and net amounts of intangible assets and goodwill were:

(Dollars in Millions)	2008	2007

Trademarks (non-amortizable) — gross	$5,879	6,457
Less accumulated amortization	145	144

Trademarks (non-amortizable) — net	$5,734	6,313

Patents and trademarks — gross	$5,119	4,597
Less accumulated amortization	1,820	1,615

Patents and trademarks — net	$3,299	2,982

Other intangibles — gross	$7,376	7,399
Less accumulated amortization	2,433	2,054

Other intangibles — net	$4,943	5,345

Subtotal intangible assets — gross	$18,374	18,453
Less accumulated amortization	4,398	3,813

Subtotal intangible assets — net	$13,976	14,640

Goodwill — gross	$14,441	14,866
Less accumulated amortization	722	743

Goodwill — net	$13,719	14,123

Total intangible assets and goodwill — gross	$32,815	33,319
Less accumulated amortization	5,120	4,556

Total intangible assets and goodwill — net	$27,695	28,763

Goodwill as of December 28, 2008 and December 30, 2007, as allocated by segment of business is as follows:

			Med Dev
(Dollars in Millions)	Consumer	Pharm	and Diag	Total

Goodwill at December 31, 2006	$7,866	902	4,572	13,340

Acquisitions	3	—	449	452
Translation/other	256	62	13	331

Goodwill at December 30, 2007	$8,125	964	5,034	14,123

Acquisitions	191	—	286	477
Translation/other	(842)	(1)	(38)	(881)

Goodwill at December 28, 2008	$7,474	963	5,282	13,719

The weighted average amortization periods for patents and trademarks and other intangible assets are 16 years and 28 years, respectively. The amortization expense of amortizable assets for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006 was $788 million, $844 million and $594 million before tax, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2008, 2007 and 2006, with the resulting charge included in amortization expense.
The estimated amortization expense for the five succeeding years approximates $814 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.
8. Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions)	2008	2007	2006

Currently payable:
U.S. taxes	$2,334	2,990	3,625
International taxes	1,624	1,479	1,077

	3,958	4,469	4,702

Deferred:
U.S. taxes	126	(722)	(726)
International taxes	(104)	(1,040)	(442)

	22	(1,762)	(1,168)

	$3,980	2,707	3,534

A comparison of income tax expense at the U.S. statutory rate of 35% in 2008, 2007 and 2006, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2008	2007	2006

U.S.	$6,579	5,237	8,110
International	10,350	8,046	6,477

Earnings before taxes on income:	$16,929	13,283	14,587

Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
Puerto Rico and Ireland operations	(6.8)	(8.8)	(7.5)
Research and orphan drug tax credits	(0.6)	(0.8)	(0.7)
U.S. state and local	1.6	2.1	1.6
International subsidiaries excluding Ireland	(5.6)	(7.3)	(3.5)
U.S. manufacturing deduction	(0.4)	(0.3)	(0.2)
In process research and development (IPR&D)	0.4	2.1	0.6
U.S. Tax international income	(0.5)	(1.9)	(0.7)
All other	0.4	0.3	(0.4)

Effective tax rate	23.5%	20.4	24.2

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The increase in the 2008 tax rate was mainly attributed to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions. The decrease in the 2007 tax rate was mainly attributed to a business restructuring of certain international subsidiaries, resulting in a one-time benefit of $267 million, which reduced the effective tax rate by 2%.

52	JOHNSON & JOHNSON 2008 ANNUAL REPORT

     Temporary differences and carry forwards for 2008 and 2007 are as follows:

	2008		2007
	Deferred Tax		Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability

Employee related obligations	$2,615		1,727
Stock based compensation	1,296		1,173
Depreciation		(523)		(463)
Non-deductible intangibles		(1,791)		(1,554)
International R&D capitalized for tax	1,914		1,773
Reserves & liabilities	688		1,155
Income reported for tax purposes	629		487
Miscellaneous international	1,357	(251)	1,177	(127)
Capitalized intangibles	74		89
Miscellaneous U.S.	1,754		542

Total deferred income taxes	$10,327	(2,565)	8,123	(2,144)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The 2008 deferred tax Miscellaneous U.S. includes current year tax receivables.
     The Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes effective January 1, 2007. The Company had $1.7 billion of gross unrecognized tax benefits, as of December 30, 2007. The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the fiscal year ended December 28, 2008, the Company recognized $106 million of interest expense with an after-tax impact of $69 million. For the year ended December 30, 2007, the Company recognized $58 million of interest expense and $42 million of interest income with an after-tax impact of $10 million expense. The total amount of accrued interest was $227 million and $187 million in 2008 and 2007, respectively.
     The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2008	2007

Beginning of year	$1,653	1,262
Increases related to current year tax positions	545	487
Increases related to prior period tax positions	87	77
Decreases related to prior period tax positions	(142)	(117)
Settlements	(137)	(14)
Lapse of statute of limitations	(28)	(42)

End of year	$1,978	1,653

All of the unrecognized tax benefits of approximately $2.0 billion at December 28, 2008, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2002. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2002 with some jurisdictions remaining open as far back as 1995. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company does not expect a significant payment within the next twelve months, and is not able to provide a reasonably reliable estimate of the timing of any future tax payments relating to uncertain tax positions.
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
     An analysis of the changes during 2008, 2007 and 2006 for foreign currency translation adjustments is included in Note 12.
     Net currency transaction and translation gains and losses included in other (income) expense were losses of $31 million, $23 million and $18 million in 2008, 2007 and 2006, respectively.
10. Common Stock, Stock Option Plans and
Stock Compensation Agreements
STOCK OPTIONS
At December 28, 2008, the Company had 14 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director’s Plan and the Centocor, Innovasive Devices, ALZA, Inverness, and Scios Stock Option Plans. During 2008, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.
     The compensation cost recorded under SFAS No. 123(R) that has been charged against income for these plans was $627 million for 2008, $698 million for 2007 and $659 million for 2006. The total income tax benefit recognized in the income statement for share-based compensation costs was $210 million for 2008, $238 million for 2007 and $228 million for 2006. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.
     Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five years. All options are granted at the average of the high and low prices of the Company’s common stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 167.6 million at the end of 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

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
     The average fair value of options granted was $7.66, $11.67 and $12.22 in 2008, 2007 and 2006, respectively. The fair value was estimated based on the weighted average assumptions of:

	2008		2007		2006

Risk-free rate	2.97%		4.78%		4.60%
Expected volatility	15.0%		14.7%		19.6%
Expected life	6.0	yrs	6.0	yrs	6.0	yrs
Dividend yield	2.90%		2.50%		2.50%

A summary of option activity under the Plan as of December 28, 2008, December 30, 2007 and December 31, 2006 and changes during the years ending on those dates is presented below:

			Aggregate
		Weighted	Intrinsic
	Outstanding	Average	Value
(Shares in Thousands)	Shares	Exercise Price	(Dollars in Millions)

Shares at January 1, 2006	248,542	$53.05	$2,031

Options granted	28,962	58.38
Options exercised	(26,152)	42.80
Options canceled/forfeited	(8,425)	59.33

Shares at December 31, 2006	242,927	54.57	$2,788

Options granted	26,789	65.61
Options exercised	(33,224)	45.92
Options canceled/forfeited	(7,863)	63.00

Shares at December 30, 2007	228,629	56.83	$2,411

Options granted	22,428	61.80
Options exercised	(30,033)	50.27
Options canceled/forfeited	(5,525)	61.90

Shares at December 28, 2008	215,499	$58.14	$ 597

The total intrinsic value of options exercised was $506 million, $625 million and $542 million in 2008, 2007 and 2006, respectively. The total unrecognized compensation cost was $632 million as of December 28, 2008, $652 million as of December 30, 2007 and $649 million as of December 31, 2006. The weighted average period for this cost to be recognized was 1.06 years, 1.01 years and 0.99 years for 2008, 2007 and 2006, respectively.
     The following table summarizes stock options outstanding and exercisable at December 28, 2008:

(Shares in Thousands)		Outstanding			Exercisable
				Average		Average
Exercise		Average		Exercise		Exercise
Price Range	Options	Life	(1)	Price	Options	Price

$ 3.62-$29.07	325	1.5		$18.00	325	$18.00
$31.27-$40.08	349	0.9		35.22	349	35.22
$40.98-$50.08	11,263	1.1		49.61	11,263	49.61
$50.50-$52.11	19,600	1.8		50.70	19,600	50.70
$52.20-$53.77	23,759	4.1		52.22	23,759	52.22
$53.93-$54.89	27,992	5.0		53.93	27,992	53.93
$55.01-$58.25	27,803	3.1		57.30	27,775	57.30
$58.34-$66.08	69,136	8.0		61.90	815	62.76
$66.18-$68.37	35,272	6.1		66.20	33,084	66.19

	215,499	5.3		$58.14	144,962	$56.25

(1)	Average contractual life remaining in years.
Stock options exercisable at December 30, 2007 and December 31, 2006 were 137,310 at an average price of $52.33 and an average life of 5.6 years and 131,077 at an average price of $50.23 and an average life of 5.9 years, respectively.
RESTRICTED SHARE UNITS
The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.
     A summary of share activity under the Plan as of December 28, 2008:

Outstanding
(Shares in Thousands)	Shares

Shares at January 1, 2006	111
Shares granted	7,320
Shares issued	(33)
Shares canceled/forfeited	(513)

Shares at December 31, 2006	6,885
Shares granted	8,029
Shares issued	(33)
Shares canceled/forfeited	(1,220)

Shares at December 30, 2007	13,661
Shares granted	10,105
Shares issued	(40)
Shares canceled/forfeited	(1,468)

Shares at December 28, 2008	22,258

The average fair value of the restricted share units granted was $56.70, $60.86 and $54.17 in 2008, 2007 and 2006, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $2.5 million, $1.8 million and $1.7 million in 2008, 2007 and 2006, respectively.

54	JOHNSON & JOHNSON 2008 ANNUAL REPORT

11. Segments of Business(1) and Geographic Areas

	Sales to Customers(2)
(Dollars in Millions)	2008	2007	2006

Consumer —
United States	$6,937	6,408	4,573
International	9,117	8,085	5,201

Total	16,054	14,493	9,774

Pharmaceutical —
United States	14,831	15,603	15,092
International	9,736	9,263	8,175

Total	24,567	24,866	23,267

Medical Devices and Diagnostics —
United States	10,541	10,433	10,110
International	12,585	11,303	10,173

Total	23,126	21,736	20,283

Worldwide total	$63,747	61,095	53,324

	Operating Profit						Identifiable Assets
(Dollars in Millions)	2008	(5)	2007	(6)	2006	(7)	2008	2007	2006

Consumer	$2,674		2,277		1,374		$23,765	26,550	25,380
Pharmaceutical	7,605		6,540		6,894		19,544	19,780	18,799
Medical Devices and Diagnostics	7,223		4,846		6,126		20,779	19,978	18,601

Total	17,502		13,663		14,394		64,088	66,308	62,780
Less: (Income) Expense not allocated to segments(3)	573		380		(193)
General corporate(4)							20,824	14,646	7,776

Worldwide total	$16,929		13,283		14,587		$84,912	80,954	70,556

	Additions to Property,			Depreciation and
	Plant & Equipment			Amortization
(Dollars in Millions)	2008	2007	2006	2008	2007	2006

Consumer	$499	504	344	$489	472	255
Pharmaceutical	920	1,137	1,246	986	1,033	929
Medical Devices and Diagnostics	1,251	919	823	1,146	1,080	861

Segments total	2,670	2,560	2,413	2,621	2,585	2,045
General corporate	396	382	253	211	192	132

Worldwide total	$3,066	2,942	2,666	$2,832	2,777	2,177

	Sales to Customers(2)			Long-Lived Assets(8)
(Dollars in Millions)	2008	2007	2006	2008	2007	2006

United States	$32,309	32,444	29,775	$21,674	21,685	22,432
Europe	16,782	15,644	12,786	14,375	15,578	14,443
Western Hemisphere excluding U.S.	5,173	4,681	3,542	3,328	3,722	3,108
Asia-Pacific, Africa	9,483	8,326	7,221	1,898	1,261	1,206

Segments total	63,747	61,095	53,324	41,275	42,246	41,189
General corporate				785	702	543
Other non long-lived assets				42,852	38,006	28,824

Worldwide total	$63,747	61,095	53,324	$84,912	80,954	70,556

(1)	See Note 1 for a description of the segments in which the Company operates.

(2)	Export sales are not significant. In 2008, 2007 and 2006, the Company did not have a customer that represented 10% of total revenues.

(3)	Amounts not allocated to segments include interest (income) expense, minority interest and general corporate (income) expense.

(4)	General corporate includes cash and marketable securities.

(5)	Includes $7 million and $174 million of In-Process Research and Development (IPR&D) for the Consumer and Medical Devices and Diagnostics segments, respectively. Includes $379 million of fourth quarter net litigation gain, comprised of a $50 million expense in the Consumer segment and a gain of $429 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $536 million gain on the divestiture of the Professional Wound Care business of Ethicon, Inc.

(6)	Includes $745 million of restructuring expense, comprised of $15 million, $429 million, and $301 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment includes $807 million of IPR&D. The Pharmaceutical segment also includes $678 million for the write-down of the NATRECOR® intangible asset.

(7)	Includes $320 million and $239 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes the Guidant acquisition agreement termination fee, less associated expenses, of $622 million.

(8)	Long-lived assets include property, plant and equipment, net for 2008, 2007 and 2006 of $14,365, $14,185 and $13,044, respectively, and intangible assets and goodwill, net for 2008, 2007 and 2006 of $27,695, $28,763 and $28,688, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	55

12. Accumulated Other Comprehensive Income
Components of other comprehensive income/(loss) consist of the following:

					Total
		Unrealized		Gains/	Accumulated
	Foreign	Gains/		(Losses) on	Other
	Currency	(Losses) on	Employee	Derivatives	Comprehensive
(Dollars in Millions)	Translation	Securities	Benefit Plans	& Hedges	Income/(Loss )

January 1, 2006	$(520)	70	(320)	15	(755)
2006 changes
Net change due to hedging transactions	—	—	—	17
Net amount reclassed to net earnings	—	—	—	(23)

Net 2006 changes	362	(9)	(1,710)	(6)	(1,363)

December 31, 2006	$(158)	61	(2,030)	9	(2,118)
2007 changes
Net change due to hedging transactions	—	—	—	(78)
Net amount reclassed to net earnings	—	—	—	24

Net 2007 changes	786	23	670	(54)	1,425

December 30, 2007	$628	84	(1,360)	(45)	(693)
2008 changes
Net change due to hedging transactions	—	—	—	94
Net amount reclassed to net earnings	—	—	—	72

Net 2008 changes	(2,499)	(59)	(1,870)	166	(4,262)

December 28, 2008	$(1,871)	25	(3,230)	121	(4,955)

Total comprehensive income for 2008 includes reclassification adjustment gains of $41 million realized from the sale of equity securities and the associated tax expense of $14 million.
     Total comprehensive income for 2007 includes reclassification adjustment gains of $7 million realized from the sale of equity securities and the associated tax expense of $2 million.
     Total other comprehensive income for 2006 includes reclassification adjustment gains of $13 million realized from the sale of equity securities and the associated tax expense of $4 million.
     The tax effect on the unrealized gains/(losses) on the equity securities was an expense of $14 million, $46 million and $33 million in 2008, 2007 and 2006, respectively. The tax effect related to employee benefit plans was $1,090 million, $349 million and $891 million in 2008, 2007 and 2006, respectively. The tax effect on the gains/(losses) on derivatives and hedges are losses of $70 million in 2008, gains of $24 million in 2007, and losses of $4 million in 2006. See Note 15 for additional information relating to derivatives and hedging.
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
     The Company uses the date of its consolidated financial statements (December 28, 2008 and December 30, 2007, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
     In September 2006, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was issued and amends further the disclosure requirements for pensions and other postretirement benefits. This Statement was an amendment of FASB Statements No. 87, 88, 106 and 132(R). The incremental effect of applying FASB No. 158 was a $1.7 billion reduction in Shareholder Equity, net of deferred taxes.

56	JOHNSON & JOHNSON 2008 ANNUAL REPORT

     Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2008, 2007 and 2006 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2008	2007	2006	2008	2007	2006

Service cost	$545	597	552	$142	140	122
Interest cost	701	656	570	166	149	136
Expected return on plan assets	(876)	(809)	(701)	(2)	(2)	(3)
Amortization of prior service cost	10	10	10	(4)	(7)	(7)
Amortization of net transition asset	2	1	(1)	—	—	—
Recognized actuarial losses	62	186	251	64	66	74
Curtailments and settlements	7	5	4	—	—	—

Net periodic benefit cost	$451	646	685	$366	346	322

The net periodic benefit cost attributable to U.S. retirement plans was $220 million, $379 million and $423 million in 2008, 2007 and 2006, respectively.
     Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)
Amortization of net transition obligation	$1
Amortization of net actuarial losses	236
Amortization of prior service cost	5

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and losses for the other U.S. benefit plans is determined by using a 10% corridor of the greater of the market value of assets or the projected benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service.
     Prior service costs/benefits for the U.S. pension plans are amortized over the remaining future service of plan participants at the time of the plan amendment. Prior service cost/benefit for the other U.S. benefit plans is amortized over the average remaining service to full eligibility age of plan participants at the time of the plan amendment.

     The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2008	2007	2006	2008	2007	2006

U.S. Benefit Plans

Discount rate	6.50%	6.50	6.00	6.50%	6.50	6.00
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans

Discount rate	6.00%	5.50	5.00	7.25%	6.50	6.00
Expected long-term rate of return on plan assets	8.00	8.25	8.00	—	—	—
Rate of increase in compensation levels	4.00	4.00	3.75	4.50	4.50	4.50

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
     The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2008	2007

Health care cost trend rate assumed for next year	9.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	5.00
Year the rate reaches the ultimate trend rate	2015	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease

Health Care Plans

Total interest and service cost	$ 34	$ (28)
Postretirement benefit obligation	320	(258)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	57

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2008 and 2007 for the Company’s defined benefit retirement plans and other postretirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2008	2007	2008	2007

Change in Benefit Obligation

Projected benefit obligation — beginning of year	$12,002	11,660	$2,721	2,668
Service cost	545	597	142	140
Interest cost	701	656	166	149
Plan participant contributions	60	62	—	—
Amendments	10	14	1	—
Actuarial (gains) losses	(318)	(876)	(124)	(1)
Divestitures & acquisitions	—	79	(2)	8
Curtailments & settlements	(2)	(46)	—	—
Benefits paid from plan	(535)	(481)	(122)	(255)
Effect of exchange rates	(540)	337	(17)	12

Projected benefit obligation — end of year*	$11,923	12,002	$2,765	2,721

Change in Plan Assets

Plan assets at fair value — beginning of year	$10,469	9,538	$29	30
Actual return (loss) on plan assets	(2,787)	743	(7)	4
Company contributions	978	317	117	250
Plan participant contributions	60	62	—	—
Settlements	(1)	(38)	—	—
Divestitures & acquisitions	—	55	—	—
Benefits paid from plan assets	(535)	(481)	(122)	(255)
Effect of exchange rates	(507)	273	—	—

Plan assets at fair value — end of year	$7,677	10,469	$17	29

Funded status at — end of year*	$(4,246)	(1,533)	$(2,748)	(2,692)

Amounts Recognized in the Company’s Balance Sheet consist of the following:

Non-current assets	$136	481	—	—
Current liabilities	(45)	(43)	(212)	(262)
Non-current liabilities	(4,337)	(1,971)	(2,536)	(2,430)

Total recognized in the consolidated balance sheet — end of year	$(4,246)	(1,533)	$(2,748)	(2,692)

Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:

Net actuarial (gain) loss	$(2,064)	1,027	$(472)	1,013
Prior service cost (credit)	5	51	31	(36)
Unrecognized net transition asset	6	7	—	—

Total before tax effects	$(2,053)	1,085	$(441)	977

Accumulated Benefit Obligations — end of year*	$10,357	10,282

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

Net periodic benefit cost	$451	646	$366	346

Net actuarial loss (gain)	3,344	(555)	60	11
Amortization of net actuarial loss	(68)	(435)	(65)	(13)
Prior service cost	(11)	(9)	1	(34)
Amortization of prior service cost	10	14	6	6
Effect of exchange rates	(102)	23	(1)	3

Total recognized in other comprehensive income, before tax	$3,173	(962)	$1	(27)

Total recognized in net periodic benefit cost and other comprehensive income	$3,624	(316)	$367	319

*	The Company does not fund certain plans, as funding is not required. $1.2 billion of the projected benefit obligation, $1.2 billion of the underfunded status, and $0.9 billion of the accumulated benefit obligation for the fiscal years 2008 and 2007 relates to these unfunded pension plans.

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans
(Dollars in Millions)	2008	2007

Accumulated benefit obligation	$(9,885)	(4,914)
Projected benefit obligation	(11,379)	(5,233)
Plan assets at fair value	7,021	3,735

58	JOHNSON & JOHNSON 2008 ANNUAL REPORT

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

     The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2009	2010	2011	2012	2013	2014-2018

Projected future benefit payments

Retirement plans	$489	485	523	543	571	3,480

Other benefit plans — gross	$229	185	189	191	193	1,049
Medicare rebates	(9)	(10)	(11)	(12)	(13)	(85)

Other benefit plans — net	$220	$175	$178	$179	$180	$964

In 2008, the Company contributed $399 million and $579 million to its U.S. and international pension plans, respectively. In addition, the Company funded $450 million to its U.S. plans in the first two months of 2009.
     In 2006, Congress passed the Pension Protection Act of 2006. The Act amended the Employee Retirement Income Security Act (ERISA) for plan years beginning after 2007 and established new minimum funding standards for U.S. employer defined benefit plans. The Company plans to continue to fund its U.S. defined benefit plans to comply with the Act.
     International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently the Company has several pension plans that are not funded.

     The following table displays the projected future minimum contributions to the Company’s U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2009	2010	2011	2012	2013	2014-2018

Projected future contributions

Unfunded U.S. retirement plans	$31	33	36	39	42	283

Unfunded International retirement plans	$25	25	26	27	28	153

     The Company’s retirement plan asset allocation at the end of 2008 and 2007 and target allocations for 2009 are as follows:

	Percent of		Target
	Plan Assets		Allocation
	2008	2007	2009

U.S. Retirement Plans

Equity securities	70%	79%	75%
Debt securities	30	21	25

Total plan assets	100%	100%	100%

International Retirement Plans

Equity securities	61%	67%	67%
Debt securities	38	32	33
Real estate and other	1	1

Total plan assets	100%	100%	100%

The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $17 million and $29 million at December 28, 2008 and December 30, 2007, respectively.
     The fair value of Johnson & Johnson common stock directly held in plan assets was $416 million (5.4% of total plan assets) at December 28, 2008 and $462 million (4.4% of total plan assets) at December 30, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	59

14. Cash, Cash Equivalents and Marketable Securities

	December 28, 2008			December 30, 2007
	Amortized	Unrealized	Estimated	Amortized	Unrealized	Estimated
(Dollars in Millions)	Cost	Gains/(Losses)	Fair Value	Cost	Gains/(Losses)	Fair Value

Current Investments

Cash	$3,276	—	3,276	2,978	—	2,978
Government securities and obligations	7,486	4	7,490	2,722	1	2,723
Corporate debt securities	627	1	628	1,805	3	1,808
Money market funds	813	—	813	407	—	407
Time deposits	607	—	607	1,403	—	1,403

Total cash, cash equivalents and current marketable securities	$12,809	5	12,814	9,315	4	9,319

Non-Current Investments

Marketable securities	$4	—	4	2	—	2

As of December 28, 2008, current marketable securities consist of $1,663 million, $342 million and $36 million of government securities and obligations, corporate debt securities and time deposits, respectively.
     As of December 30, 2007, current marketable securities consist of $251 million and $1,294 million of government securities and obligations and corporate debt, respectively.
CONCENTRATION OF CREDIT RISK
The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating.
15. Financial Instruments
All derivative instruments are recorded on the balance sheet at fair value. See Note 23 for additional details.
     As of December 28, 2008, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $121 million after-tax. For additional information, see Note 12. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Derivative gains/(losses), initially reported as a component of other comprehensive income, are reclassified to earnings in the period when the forecasted transactions affect earnings.
     For the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, the net impact of hedge ineffectiveness, transactions not qualifying for hedge accounting and discontinuance of hedges, to the Company’s financial statements, was insignificant.
     Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.
16. Savings Plan
The Company has voluntary 401 (k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $166 million in 2008, $169 million in 2007 and $158 million in 2006.
17. Mergers, Acquisitions and Divestitures
Certain businesses were acquired for $1,214 million in cash and $114 million of liabilities assumed during 2008. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2008 acquisitions included: Amic AB, a privately held Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings; Beijing Dabao Cosmetics Co., Ltd., a company that sells personal care brands in China; SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices; HealthMedia, Inc., a privately held company that creates web-based behavior change interventions; LGE Performance Systems, Inc., a privately held company known as Human Performance Institute™, which develops science-based training programs to improve employee engagement and productivity and Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $891 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $181 million has been identified as the value of IPR&D associated with the acquisitions of Omrix Biopharmaceuticals, Inc., Amic AB, SurgRx, Inc. and HealthMedia, Inc.
     The IPR&D charge related to the acquisition of Omrix Biopharmaceuticals, Inc. was $127 million and is associated with stand-alone and combination biosurgical technologies used to achieve hemostasis. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60 – 90% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%. As of the end of the 2008 fiscal year, 97.8% of the outstanding shares of Common Stock of Omrix Biopharmaceuticals, Inc. had been tendered by stockholders. Excluding shares that were tendered subject to guaranteed delivery procedures, 90.2% of the outstanding shares of Common Stock had been tendered. On December 30, 2008 the Company completed the acquisition of Omrix Biopharmaceuticals, Inc.
     The IPR&D charge related to the acquisition of Amic AB was $40 million and is associated with point-of-care device and 4CAST Chip technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 20%.

60	JOHNSON & JOHNSON 2008 ANNUAL REPORT

     The IPR&D charge related to the acquisition of SurgRx, Inc. was $7 million and is associated with vessel cutting and sealing surgical devices. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 90 – 95% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 18%.
     The IPR&D charge related to the acquisition of HealthMedia, Inc. was $7 million and is associated primarily with process enhancements to software technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% was used to reflect inherent risk. The discount rate applied was 14%.
     Certain businesses were acquired for $1,388 million in cash and $232 million of liabilities assumed during 2007. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2007 acquisitions included: Conor Medsystems, Inc., a cardiovascular device company, with new drug delivery technology; Robert Reid, Inc., a Japanese orthopedic product distributor; and Maya’s Mom, Inc., a social media company.
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
     The following table provides pro forma results of operations for the fiscal year ended December 31, 2006, as if the Consumer Healthcare business of Pfizer Inc. had been acquired as of the beginning of the period presented. The pro forma results include the effect of divestitures and certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Consumer Healthcare business of Pfizer Inc. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

(Unaudited)	Pro forma results
Year ended
December 31,
(Shares in Millions Except Per Share Data)	2006

Net sales	$57,115
Net earnings	$10,770
Diluted net earnings per share	$3.64

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
     The IPR&D charge related to the acquisition of Hand Innovations LLC was $22 million and is associated with fracture repair technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 38 – 95% were used to reflect inherent clinical and regulatory risk and the discount rate applied was 17%.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	61

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
     With the exception of the Consumer Healthcare business of Pfizer Inc., supplemental pro forma information for 2008, 2007 and 2006 per SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
     With the exception of the divestiture of the Professional Wound Care business of Ethicon, Inc., which resulted in a gain of $536 million before tax, and is recorded in other (income) expense, net, in 2008, divestitures in 2008, 2007 and 2006 did not have a material effect on the Company’s results of operations, cash flows or financial position.
18. Legal Proceedings
PRODUCT LIABILITY
The Company’s subsidiaries are involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any product liability results from such cases, it will be substantially covered by existing amounts accrued in the Company’s balance sheet and, where available, by third-party product liability insurance.
     Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits, including ORTHO EVRA®, RISPERDAL®, DURAGESIC®, CYPHER® Stent and the CHARITÉ™ Artificial Disc. There are approximately 900 claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, 507 with respect to RISPERDAL®, 267 with respect to CHARITÉ™, 85 with respect to CYPHER® and 65 with respect to DURAGESIC®. These claimants seek substantial compensatory and, where available, punitive damages.
     With respect to RISPERDAL®, the Attorneys General of eight states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of more than 40 other states have indicated a potential interest in pursuing similar litigation against the Company’s Janssen subsidiary (now Ortho-McNeil-Janssen Pharmaceuticals Inc.) (OMJPI), and have obtained a tolling agreement staying the running of the statute of limitations while they inquire into the issues. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions. In the case brought by the Attorney General of West Virginia, based on claims for alleged consumer fraud as to DURAGESIC® as well as RISPERDAL®, Janssen was found liable on motion, and damages are likely to be assessed at less than $20 million. Janssen intends to seek to appeal.
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
AFFIRMATIVE STENT PATENT LITIGATION
In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. The Court of Appeals for the Federal Circuit has upheld liability in these cases, and on September 30, 2008, the district court entered judgments, including interest, in the amounts of $702 million and $521 million against Boston Scientific and Medtronic, respectively. Medtronic paid $472 million in October 2008, representing the judgment, net of amounts exchanged in settlement of a number of other litigations between the companies. The net settlement of $472 million was recorded as a credit to other (income) expense, net in the 2008 consolidated statement of earnings. The $702 million judgment against Boston Scientific is not reflected in the 2008 financial statements as Boston Scientific has appealed the judgments, and no amounts have been received.
     Cordis also has two arbitrations against Medtronic seeking royalties for the sale of stent products introduced by Medtronic subsequent to December 2000 pursuant to a 1997 cross-license agreement between Cordis and Medtronic. The hearing on the first of these arbitrations will take place in March 2009.
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
     Cordis has filed several lawsuits in New Jersey Federal District Court against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific and Medtronic alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several patents owned by or licensed to Cordis. In October 2008, Cordis filed suit against Boston Scientific in Delaware Federal Court accusing the Taxus Liberte® stent of infringing the Gray patent.
PATENT LITIGATION AGAINST VARIOUS JOHNSON & JOHNSON SUBSIDIARIES
The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to

62	JOHNSON & JOHNSON 2008 ANNUAL REPORT

sell those products, or require the payment of past damages and future royalties.
     In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® Stent infringed Boston Scientific’s Ding ‘536 patent and that the Cordis CYPHER® and BX VELOCITY® Stents also infringed Boston Scientific’s Jang ‘021 patent. The jury also found both of those patents valid. Boston Scientific seeks substantial damages and an injunction in those actions. Cordis appealed. On January 15, 2009, the Court of Appeals for the Federal Circuit held the Ding patent invalid. It is expected that Boston Scientific will move for reconsideration. The appeal of the Jang patent case is still pending and if the judgment is upheld it will be remanded for a trial on the issues of damages and injunctive relief.
     In Germany, Boston Scientific has several actions based on its Ding patents pending against the Cordis CYPHER® Stent. Cordis was successful in these actions at the trial level, but Boston Scientific has appealed. Boston Scientific has brought actions in Belgium, the Netherlands, Germany, France and Italy under its Kastenhofer patent, which purports to cover two-layer catheters such as those used to deliver the CYPHER® Stent, to enjoin the manufacture and sale of allegedly infringing catheters in those countries, and to recover damages. A decision by the lower court in the Netherlands in Boston Scientific’s favor was reversed on appeal in April 2007. Boston Scientific has filed an appeal to the Dutch Supreme Court. In October 2007, Boston Scientific prevailed in the nullity action challenging the validity of the Kastenhofer patent filed by Cordis in Germany. Cordis has appealed. No substantive hearings have been scheduled in the French or Italian actions.
     Trial in Boston Scientific’s U.S. case based on the Kastenhofer patent in Federal District Court in California concluded in October 2007 with a jury finding that the patent was invalid. The jury also found for Cordis on its counterclaim that sale by Boston Scientific of its balloon catheters and stent delivery systems infringe Cordis’ Fontirroche patent. The Court has denied Boston Scientific’s post trial motions and is considering the appropriate remedy for future infringement.
     In May 2008, Centocor, Inc. (now COBI) filed a lawsuit against Genentech, Inc. (Genentech) in U.S. District Court for the Central District of California seeking to invalidate the Cabilly II patent. Prior to filing suit, Centocor had a sublicense under this patent from Celltech (who was licensed by Genentech) for REMICADE® and had been paying royalties to Celltech. Centocor has terminated that sublicense and stopped paying royalties. Genentech has filed a counterclaim alleging that REMICADE® infringes its Cabilly II patents and that the manufacture of REMICADE®, ustekinumab, golimumab and ReoPro infringe various of its patents relating to the purification of antibodies made through recombinant DNA techniques.

     The following chart summarizes various patent lawsuits concerning products of Johnson & Johnson subsidiaries that have yet to proceed to trial:

J&J Product	Company	Patents	Plaintiff/ Patent Holder	Court	Trial Date	Date Filed

Two-layer Catheters	Cordis	Kastenhofer	Boston Scientific Corp.	Multiple European	*	09/07

Contact Lenses	Vision Care	Nicolson	CIBA Vision	M.D. FL	03/09	09/03

CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	04/11	11/07

CYPHER® Stent	Cordis	Bonutti	MarcTec	S.D. IL	05/09	11/07

CYPHER® Stent	Cordis	Saffran	Saffran	E.D. TX	01/11	10/07

Stent/Catheter Delivery Systems	Cordis/Ethicon	Schock	Cardio Access LLC	E.D. TX	*	06/08

LISTERINE® Tooth Whitening Strips	McNeil-PPC	Sagel	Procter & Gamble	W.D. WI	*	05/08

Blood Glucose Meters and Strips	Lifescan	Wilsey	Roche Diagnostics	D. DE	*	11/07

REMICADE®, ustekinumab, golimumab, ReoPro	Centocor	Cabilly II	Genentech	C.D. CA	*	05/08

* Trial date to be scheduled.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	63

     As noted in the following chart, 30-month stays expired during 2006, 2007 and 2008, and will expire in 2009, 2010 and 2011 with respect to ANDA challenges regarding various products:

Brand Name	Patent/NDA	Generic		Trial	Date	30-Month
Product	Holder	Challenger	Court	Date	Filed	Stay Expiration

CONCERTA®	McNeil-PPC	Andrx	D. DE	12/07	09/05	None
18, 27, 36 and 54 mg controlled release tablet	ALZA

LEVAQUIN® 250, 500, 750 mg tablet	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09

ORTHO TRI-CYCLEN® LO	Ortho-McNeil	Barr	D. NJ	*	10/03	02/06
0.18 mg/0.025 mg, 0.215 mg/ 0.025 mg and 0.25 mg/ 0.025 mg		Watson	D. NJ	*	10/08	03/11

RAZADYNE®	Janssen	Teva	D. DE	05/07	07/05	08/08
		Mylan	D. DE	05/07	07/05	08/08
		Dr. Reddy’s	D. DE	05/07	07/05	08/08
		Purepac	D. DE	05/07	07/05	08/08
		Barr	D. DE	05/07	07/05	08/08
		AlphaPharm	D. DE	05/07	07/05	08/08

RAZADYNE® ER	Janssen	Barr	D. NJ	*	06/06	None
		Sandoz	D. NJ	*	05/07	None
		KV Pharma	D. NJ	*	12/07	05/10

ULTRAM® ER 100, 200, 300 mg tablet	Ortho-McNeil	Par	D. DE	01/09	05/07	09/09

ULTRAM® ER 100 mg tablet	Ortho-McNeil- Janssen	Impax	D. DE	*	08/08	01/11

* Trial date to be scheduled.

In the action against Barr Pharmaceuticals, Inc. (Barr) regarding ORTHO TRI-CYCLEN® LO, on January 22, 2008, the Company’s subsidiary Ortho Women’s Health & Urology, a Division of Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Barr agreed to a non-binding term sheet to settle the litigation, which settlement discussions are still underway. The trial court postponed the January 22, 2008 trial without setting a new trial date.
     On October 16, 2008, the Company’s subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) filed suit in Federal District Court in New Jersey against Watson Laboratories, Inc. (Watson) in response to Watson’s ANDA regarding ORTHO TRI-CYCLEN® LO.
     In the action against Barr and AlphaPharm with respect to their ANDA challenges to the RAZADYNE® patent that Janssen licenses from Synaptech, Inc. (Synaptech), a four-day non-jury trial was held in the Federal District Court in Delaware in May 2007. On August 27, 2008, the court held that the patent was invalid because it was not enabled. Janssen and Synaptech have appealed the decision. Since the court’s decision, three generic companies have received final approvals for their products and have launched “at risk” pending appeal. Additional generic approvals and launches could occur at any time.
     In the action by McNEIL-PPC, Inc. against Andrx Corporation (Andrx) with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the Federal District Court in Delaware in December 2007. The Court has yet to issue its ruling in that action.
     In the RAZADYNE® ER cases, a lawsuit was filed against Barr on the RAZADYNE® use patent that Janssen licenses from Synaptech in June 2006 and on the RAZADYNE® ER formulation patent in March 2007. Lawsuits (each for different dosages) were filed against KV Pharmaceutical Company (KV) on the RAZADYNE® ER formulation patent in December 2007 and June 2008. Suit was filed against Sandoz on the RAZADYNE® use patent that Janssen licenses from Synaptech in May 2007 and on the RAZADYNE® ER formulation patent in June 2008. In September 2008, the above-discussed Delaware decision invalidating the RAZADYNE® use patent resulted in entry of judgment for Barr on that patent, and the case against Sandoz on that patent has been stayed pending appeal of the Delaware decision. Litigation against Barr, KV and Sandoz as to the RAZADYNE® ER formulation patent is proceeding. Barr has received FDA approval of its product and has launched “at risk.”
     In the action against Lupin Pharmaceuticals, Inc. (Lupin) regarding its ANDA concerning LEVAQUIN®, Lupin contends that the United States Patent and Trademark Office improperly granted a patent term extension to the patent that Ortho-McNeil (now Ortho-McNeil-Janssen Pharmaceuticals, Inc.) (OMJPI) licenses from Daiichi Pharmaceuticals, Inc. (Daiichi). Lupin alleges that the active ingredient in LEVAQUIN® was the subject of prior marketing, and therefore was not eligible for the patent term extension. Lupin concedes validity and that its product would violate the patent if marketed prior to the expiration of the original patent term.
     In the ULTRAM® ER actions, Ortho-McNeil (now OMJPI), filed lawsuits (each for different dosages) against Par Pharmaceuticals, Inc. and Par Pharmaceuticals Companies, Inc. (Par) in May, June and October 2007 on two Tramadol ER formulation patents owned by Purdue Pharma Products L.P. (Purdue) and Napp Pharmaceutical Group Ltd. (Napp). OMJPI also filed lawsuits (each for different dosages) against Impax Laboratories, Inc. (Impax) on a Tramadol ER formulation patent owned by Purdue and Napp in August and November 2008. Purdue, Napp and Biovail Laboratories International SRL (Biovail)(the NDA holder) joined as co-plaintiffs in the lawsuits against Par and Impax.
AVERAGE WHOLESALE PRICE (AWP) LITIGATION
Johnson & Johnson and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Many of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the

64	JOHNSON & JOHNSON 2008 ANNUAL REPORT

purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP.
     The MDL Court identified classes of Massachusetts-only private insurers providing “Medi-gap” insurance coverage and private payers for physician-administered drugs where payments were based on AWP (“Class 2” and “Class 3”), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare (“Class 1”). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. The ruling is the subject of a pending appeal. AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Cases including Johnson & Johnson subsidiaries are expected to be set for trial in 2009 and thereafter.
OTHER
In July 2003, Centocor (now COBI), a Johnson & Johnson subsidiary, received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney’s Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney’s Office. Both the Company and Centocor have responded to these requests for documents and information.
     In December 2003, Ortho-McNeil (now OMJPI) received a subpoena from the U.S. Attorney’s Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). Additional subpoenas for documents have been received, and current and former employees have testified before a grand jury. Discussions are underway in an effort to resolve this matter, but whether agreement can be reached and on what terms is uncertain.
     In January 2004, Janssen (now OMJPI) received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to these subpoenas.
     In September 2004, Ortho Biotech Inc. (now COBI), received a subpoena from the U.S. Office of Inspector General’s Denver, Colorado field office seeking documents directed to the sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech (now COBI) has responded to the subpoena.
     In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs’ class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions and, in April 2008, the
Court of Appeals ruled that plaintiffs’ appeal of the denial of class certification was untimely. Plaintiffs are now engaged in further discovery of individual plaintiffs’ claims.
     In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. This investigation was resolved by DePuy and the four other leading suppliers of hip and knee implants in late September 2007 by agreements with the U.S. Attorney’s Office for the District of New Jersey. The settlements include an 18-month Deferred Prosecution Agreement (DPA), acceptance by each company of a monitor to assure compliance with the DPA and, with respect to four of the five companies, payment of settlement monies and entry into five year Corporate Integrity Agreements. DePuy paid $85 million as its settlement. In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a civil investigative demand to DePuy seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers and DePuy, which relationships had been publicly disclosed by DePuy pursuant to the DPA. In February 2008, DePuy received a written request for information from the U.S. Senate Special Committee on Aging, as a follow-up to earlier inquiries, concerning a number of aspects of the DPA.
     In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios is responding to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney’s Office for the Northern District of California in San Francisco. Additional requests for documents have been received and responded to and former and current Scios employees have testified before a grand jury in San Francisco.
     In September 2005, Johnson & Johnson received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omni-care, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved responded to the subpoena. Several employees of the Company’s pharmaceutical subsidiaries have been subpoenaed to testify before a grand jury in connection with this investigation.
     In November 2005, Amgen filed suit against Hoffmann-LaRoche, Inc. (Roche) in the U.S. District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it would seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses EPO for sale in the United States to Ortho Biotech (now COBI) for non-dialysis indications. Trial in this action concluded in October 2007 with a verdict in Amgen’s favor, finding the patents valid and infringed. The judge issued a preliminary injunction blocking the CERA launch, but said he was considering modifying that injunction to grant Roche a compulsory license that would allow it to launch in the U.S. if it paid a 22.5 percent royalty. In a subsequent decision, the district judge indicated he would not grant Roche a compulsory license.
     In February 2006, Johnson & Johnson received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ) in producing responsive documents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65

     In September 2006, Janssen (now OMJPI) received a subpoena from the Attorney General of the State of California seeking documents regarding sales and marketing and side-effects of RISPERDAL®, as well as interactions with State officials regarding the State’s formulary for Medicaid-reimbursed drugs. Janssen (now OMJPI) has responded to the subpoena.
     In February 2007, Johnson & Johnson voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to DOJ and SEC, and will cooperate with the agencies’ reviews of these matters. Law enforcement agencies of a number of other countries are also pursuing investigations of matters voluntarily disclosed by the Company to DOJ and SEC. Discussions are underway in an effort to resolve these matters, and the Iraq Oil for Food matter referenced above, but whether agreement can be reached and on what terms is uncertain.
     In March 2007, the Company received separate subpoenas from the U.S. Attorney’s Office in Philadelphia, the U.S. Attorney’s Office in Boston and the U.S. Attorney’s Office in San Francisco. The subpoenas relate to investigations by these three offices referenced above concerning, respectively, sales and marketing of RISPERDAL® by Janssen (now OMJPI), TOPAMAX® by Ortho-McNeil (now OMJPI) and NATRECOR® by Scios. The subpoenas request information regarding the Company’s corporate supervision and oversight of these three subsidiaries, including their sales and marketing of these drugs. The Company responded to these requests. In addition, the U.S. Attorney’s office in Boston has issued subpoenas for grand jury testimony to several employees of Johnson & Johnson.
     In May 2007, the New York State Attorney General issued a subpoena seeking information relating to the marketing and safety of PROCRIT®. The Company is responding to these requests.
     In April 2007, the Company received two subpoenas from the Office of the Attorney General of the State of Delaware. The subpoenas seek documents and information relating to nominal pricing agreements. For purposes of the subpoenas, nominal pricing agreements are defined as agreements under which the Company agreed to provide a pharmaceutical product for less than ten percent of the Average Manufacturer Price for the product. The Company responded to these requests.
     In January 2008, the European Commission (“EC”) began an industry-wide antitrust inquiry concerning competitive conditions within the pharmaceutical sector. Because this is a sector inquiry, it is not based on any specific allegation that the Company has violated EC competition law. The inquiry began with unannounced raids of a substantial number of pharmaceutical companies throughout Europe, including Johnson & Johnson affiliates. In March 2008, the EC issued detailed questionnaires to approximately 100 companies, including Johnson & Johnson affiliates. In November 2008, the EC issued a preliminary report summarizing its findings. The final report is expected in June or July of 2009.
     In March 2008, the Company received a letter request from the Attorney General of the State of Michigan. The request seeks documents and information relating to nominal price transactions. The Company is responding to the request and will cooperate with the inquiry.
     In June 2008, Johnson & Johnson received a subpoena from the United States Attorneys Office for the District of Massachusetts relating to the marketing of biliary stents by the Company’s Cordis subsidiary. Cordis is cooperating in responding to the subpoena.
     In September 2008, Multilan AG, an indirect subsidiary of Schering-Plough Corporation, commenced arbitration against Janssen Pharmaceutica NV for an alleged wrongful termination of an agreement relating to payments in connection with termination of certain marketing rights. Multilan seeks declaratory relief, specific performance and damages. Multilan alleges that damages exceed €700 million. The parties are in the process of selecting an arbitral tribunal.
     In recent years the Company has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the Company’s policy to cooperate with these inquiries by producing the requested information.
     With respect to all the above matters, the Company and its subsidiaries are vigorously contesting the allegations asserted against them and otherwise pursuing defenses to maximize the prospect of success. The Company and its subsidiaries involved in these matters continually evaluate their strategies in managing these matters and, where appropriate, pursue settlements and other resolutions where those are in the best interest of the Company.
     The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial condition, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period.

66	JOHNSON & JOHNSON 2008 ANNUAL REPORT

19. Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006:

(Shares in Millions Except Per Share Data)	2008	2007	2006

Basic net earnings per share	$4.62	3.67	3.76
Average shares outstanding — basic	2,802.5	2,882.9	2,936.4
Potential shares exercisable under stock option plans	179.0	178.6	207.0
Less: shares repurchased under treasury stock method	(149.6)	(154.5)	(186.3)
Convertible debt shares	3.7	3.7	3.9

Adjusted average shares outstanding — diluted	2,835.6	2,910.7	2,961.0
Diluted net earnings per share	$4.57	3.63	3.73

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after tax for years 2008, 2007 and 2006.
     Diluted net earnings per share excludes 59 million, 64 million and 43 million shares underlying stock options for 2008, 2007 and 2006, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
20. Capital and Treasury Stock
Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock	Treasury Stock
Number of Shares in Thousands)	Shares	Amount

Balance at January 1, 2006	145,364	$5,965
Employee compensation and stock option plans	(26,526)	(1,677)
Conversion of subordinated debentures	(540)	(36)
Repurchase of common stock	108,314	6,722

Balance at December 31, 2006	226,612	10,974
Employee compensation and stock option plans	(33,296)	(2,180)
Conversion of subordinated debentures	(194)	(13)
Repurchase of common stock	86,498	5,607

Balance at December 30, 2007	279,620	14,388
Employee compensation and stock option plans	(29,906)	(2,005)
Conversion of subordinated debentures	(19)	(1)
Repurchase of common stock	100,970	6,651

Balance at December 28, 2008	350,665	$19,033

Aggregate shares of Common Stock issued were approximately 3,120 million shares at the end of 2008, 2007 and 2006.
     Cash dividends paid were $1.795 per share in 2008, compared with dividends of $1.620 per share in 2007 and $1.455 per share in 2006.

21. Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2008 and 2007 are summarized below:

	2008						2007
	First	Second		Third	Fourth		First		Second	Third		Fourth
(Dollars in Millions Except Per Share Data)	Quarter	Quarter	(1)	Quarter	Quarter	(2)	Quarter	(3)	Quarter	Quarter	(4)	Quarter	(5)

Segment sales to customers
Consumer	$4,064	4,036		4,099	3,855		3,496		3,564	3,623		3,810
Pharmaceutical	6,429	6,340		6,113	5,685		6,221		6,149	6,099		6,397
Med Devices & Diagnostics	5,701	6,074		5,709	5,642		5,320		5,418	5,248		5,750

Total sales	$16,194	16,450		15,921	15,182		15,037		15,131	14,970		15,957

Gross profit	11,580	11,699		11,147	10,810		10,652		10,773	10,696		11,223
Earnings before provision for taxes on income	4,747	4,375		4,290	3,517		3,652		4,031	3,268		2,332
Net earnings	3,598	3,327		3,310	2,714		2,573		3,081	2,548		2,374

Basic net earnings per share	$1.27	1.18		1.19	0.98		0.89		1.06	0.88		0.83

Diluted net earnings per share	$1.26	1.17		1.17	0.97		0.88		1.05	0.88		0.82

(1)	The second quarter of 2008 includes an after-tax charge of $40 million for IPR&D.

(2)	The fourth quarter of 2008 includes an after-tax charge of $141 million for IPR&D, $229 million after-tax of income from net litigation and $331 million after-tax gain on the divestiture of the Professional Wound Care business of Ethicon, Inc. The gain from the divestiture of the Professional Wound Care business of Ethicon, Inc. was reinvested in the business.

(3)	The first quarter of 2007 includes an after-tax charge of $807 million for IPR&D.

(4)	The third quarter of 2007 includes an after-tax charge of $528 million for restructuring.

(5)	The fourth quarter of 2007 includes an after-tax charge of $441 million for the NATRECOR® intangible asset write-down and a one-time tax gain of $267 million for restructuring. The lower tax rate is due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	67

22. Restructuring
In the third quarter of 2007, the Company announced restructuring initiatives in an effort to improve its overall cost structure. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market. The Company’s Pharmaceuticals segment has reduced its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise has moved to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients’ cardiovascular needs, while reducing its cost base. This program allowed the Company to accelerate steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. Additionally, as part of this program the Company plans to eliminate approximately 4,400 positions of which approximately 3,500 have been eliminated since the restructuring initiative was announced in 2007.
     During the fiscal third quarter of 2007, the Company recorded $745 million in related pre-tax charges, of which, approximately $500 million of the pre-tax restructuring charges are expected to require cash payments. The $745 million of restructuring charges consists of severance costs of $450 million, asset write-offs of $272 million and $23 million related to leasehold obligations. The $272 million of asset write-offs relate to property, plant and equipment of $166 million, intangible assets of $48 million and other assets of $58 million.
     The following table summarizes the severance charges and the associated spending:

(Dollars in Millions)	Severance

2007 severance charge	$450
Cash outlays	(46)

Reserve balance, December 30, 2007	404
Cash outlays	(226)

Reserve balance, December 28, 2008*	$178

*	Remaining reserve balance for severance is expected to be paid in accordance with the Company’s plans and local laws.
For additional information on the restructuring as it relates to the segments, see Note 11.
23. Fair Value Measurements
During the fiscal first quarter of 2008, the Company adopted SFAS No. 157, Fair Value Measurements except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
     During the fiscal first quarter of 2008, the Company adopted SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits the Company to measure certain financial assets and financial liabilities at fair value. The Company assessed the fair value option made available upon adopting SFAS No. 159, and has elected not to apply the fair value option to any financial instruments that were not already recognized at fair value.
     SFAS No. 157 defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The statement establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with level 1 having the highest priority and level 3 having the lowest.
     The following table provides a summary of the significant assets and liabilities that are measured at fair value as of December 28, 2008.

Quoted
prices in
		active	Significant
		markets for	other	Significant
		identical	observable	unobservable
		assets	inputs	inputs
(Dollars in Millions)	December 28, 2008	Level 1	Level 2	Level 3

Assets:
Derivative instruments	$1,432	—	$1,432	—
Liabilities:
Derivative instruments	$2,378	—	$2,378	—

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes on future intercompany and third-party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. The fair value of derivative instruments is the aggregation, by currency, of all future cash flows discounted to present value at prevailing market interest rates, and subsequently converted to the United States dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position. The Company did not have any other significant financial assets or liabilities, which would require revised valuations under SFAS No. 157 that are recognized at fair value.
24. Subsequent Events
On January 23, 2009, the Company completed the acquisition of Mentor Corporation for a net purchase price of $1.1 billion. Mentor Corporation is a leading supplier of medical products for the global aesthetic market.

68	JOHNSON & JOHNSON 2008 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries (“the Company”) at December 28, 2008 and December 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
February 17, 2009

Management’s Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company’s internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.
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
     The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 28, 2008. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
     Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 28, 2008, the Company’s internal control over financial reporting was effective.
     The effectiveness of the Company’s internal control over financial reporting as of December 28, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

William C. Weldon	Dominic J. Caruso
Chairman, Board of Directors, and Chief Executive Officer	Vice President, Finance, and Chief Financial Officer

JOHNSON & JOHNSON 2008 ANNUAL REPORT	69

Summary of Operations and Statistical Data 1998-2008
(Dollars in Millions Except Per Share Figures)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Sales to customer — U.S.	$32,309	32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532	12,901
Sales to customer — International	31,438	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825	10,910

Total sales	63,747	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357	23,811

Cost of products sold	18,511	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559	7,711
Selling, marketing and administrative expenses	21,490	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182	8,595
Research expense	7,577	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821	2,538
Purchased in-process research and development	181	807	559	362	18	918	189	105	66	—	298
Interest income	(361)	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)	(302)
Interest expense, net of portion capitalized	435	296	63	54	187	207	160	153	204	255	186
Other (income) expense, net(4)	(1,015)	534	(671)	(214)	15	(385)	294	185	(94)	119	12
Restructuring	—	745	—	—	—	—	—	—	—	—	553

	46,818	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670	19,591

Earnings before provision for taxes on income	16,929	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687	4,220
Provision for taxes on income	3,980	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554	1,196

Net earnings	12,949	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133	3,024

Percent of sales to customers	20.3	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1	12.7
Diluted net earnings per share of common stock	$4.57	3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34	1.00
Percent return on average shareholders’ equity	30.2	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0	21.6

Percent increase (decrease) over previous year:
Sales to customers	4.3	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9	5.7
Diluted net earnings per share	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0	(1.0)

Supplementary expense data:
Cost of materials and services(1)	$29,346	27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922	11,779
Total employment costs	14,523	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727	6,021
Depreciation and amortization	2,832	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510	1,335
Maintenance and repairs(2)	583	483	506	510	462	395	360	372	327	322	286
Total tax expense(3)	5,558	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221	1,845

Supplementary balance sheet data:
Property, plant and equipment, net	14,365	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155	6,767
Additions to property, plant and equipment	3,066	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822	1,610
Total assets	84,912	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163	29,019
Long-term debt	8,120	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429	2,652
Operating cash flow	14,972	15,022	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913	5,104

Common stock information
Dividends paid per share	$1.795	1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550	0.490
Shareholders’ equity per share	$15.35	15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73	4.95
Market price per share (year-end close)	$58.56	67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63	41.94
Average shares outstanding (millions) — basic	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2	2,973.6
— diluted	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4	3,067.0

Employees (thousands)	118.7	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8	96.1

(1)	Net of interest and other income.

(2)	Also included in cost of materials and services category.

(3)	Includes taxes on income, payroll, property and other business taxes.

(4)	2008 includes a $536 million before tax gain from the divestiture of the Professional Wound Care business of Ethicon, Inc. and a $379 million before tax net fourth quarter litigation gain.
2007 includes a $678 million before tax write-down related to the NATRECOR® intangible asset.

70	SUMMARY OF OPERATIONS AND STATISTICAL DATA

Shareholder Return Performance Graphs
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2008, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2003 and December 31, 1998 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

	2003	2004	2005	2006	2007	2008
Johnson & Johnson	$100.00	125.17	120.96	136.02	140.93	129.98
S&P 500 Index	$100.00	110.88	116.32	134.69	142.09	89.52
S&P Pharmaceutical Index	$100.00	92.57	89.46	103.64	108.46	88.73
S&P Health Care Equipment Index	$100.00	112.62	112.68	117.33	123.35	89.25

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Johnson & Johnson	$100.00	112.47	128.44	146.43	134.90	132.04	165.27	159.73	179.60	186.09	171.63
S&P 500 Index	$100.00	121.04	110.05	96.97	75.54	97.21	107.78	113.07	130.93	138.13	87.02
S&P Pharmaceutical Index	$100.00	88.02	119.87	102.44	81.91	89.10	82.48	79.71	92.35	96.64	79.06
S&P Health Care Equipment Index	$100.00	92.18	135.17	128.32	112.10	148.01	166.69	166.78	173.66	182.57	132.10

SHAREHOLDER RETURN PERFORMANCE GRAPHS	71