Form 10-K, Exhibit 13
period 2010-01-03
JOHNSON & JOHNSON
filed 2010-03-01
CIK 200406

MANAGEMENT’S DISCUSSION AND ANALYSIS
26	Organization and Business Segments
26	Results of Operations
27	Analysis of Sales by Business Segments
29	Analysis of Consolidated Earnings Before Provision for Taxes on Income
32	Liquidity and Capital Resources
33	Other Information
35	Cautionary Factors That May Affect Future Results
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
36	Consolidated Balance Sheets
37	Consolidated Statements of Earnings
38	Consolidated Statements of Equity
39	Consolidated Statements of Cash Flows
40	Notes to Consolidated Financial Statements
64	Report of Independent Registered Public Accounting Firm
65	Management’s Report on Internal Control over Financial Reporting
SUPPORTING SCHEDULES
66	Summary of Operations and Statistical Data 1999-2009
67	Shareholder Return Performance Graphs
JOHNSON & JOHNSON 2009 ANNUAL REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Organization and Business Segments
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
Johnson & Johnson and its subsidiaries (the “Company”) have approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.
     The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.
     In all of its product lines, the Company competes with companies both local and global, located throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company’s success in all areas of its business. This also includes protecting the Company’s portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and in maintaining sales forces. In addition, the development and maintenance of customer demand for the Company’s consumer products involves significant expenditures for advertising and promotion.
MANAGEMENT’S OBJECTIVES
A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2009 sales. In 2009, $7.0 billion, or 11.3% of sales, was invested in research and development. This investment reflects management’s commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.
     With more than 250 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.
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
Results of Operations
ANALYSIS OF CONSOLIDATED SALES
In 2009, worldwide sales decreased 2.9% to $61.9 billion, compared to increases of 4.3% in 2008 and 14.6% in 2007. These sales changes consisted of the following:

Sales (decrease)/increase due to:	2009	2008	2007

Volume	(0.2)%	1.1	10.1
Price	(0.1)	0.8	1.4
Currency	(2.6)	2.4	3.1

Total	(2.9)%	4.3	14.6

Sales by U.S. companies were $30.9 billion in 2009, $32.3 billion in 2008 and $32.4 billion in 2007. This represents a decrease of 4.4% in 2009, a decrease of 0.4% in 2008 and an increase of 9.0% in 2007. Sales by international companies were $31.0 billion in 2009, $31.4 billion in 2008 and $28.7 billion in 2007. This represents a decrease of 1.4% in 2009 and increases of 9.7% and 21.7% in 2008 and 2007, respectively.
JOHNSON & JOHNSON 2009 ANNUAL REPORT

     The five-year compound annual growth rates for worldwide, U.S. and international sales were 5.5%, 2.2% and 9.6%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 8.5%, 7.1% and 10.1%, respectively.
     Sales in Europe experienced a decline of 5.1% including operational growth of 2.1% and a negative impact from currency of 7.2%. Sales in the Western Hemisphere (excluding the U.S.) experienced a decline of 0.3% including operational growth of 8.8% and a negative impact from currency of 9.1%. Sales in the Asia-Pacific, Africa region achieved growth of 4.6%, including operational growth of 4.4% and an increase of 0.2% related to the positive impact of currency.
     In 2009, 2008 and 2007, the Company did not have a customer that represented 10% or more of total consolidated revenues.
     2009 results benefited from the inclusion of a 53rd week. (See Note 1 to the Consolidated Financial Statements for Annual Closing Date details). The Company estimated that the fiscal year 2009 growth rate was enhanced by approximately 0.5%. While the additional week added a few days to sales, it also added a full week’s worth of operating costs; therefore, the net earnings impact was negligible.
Analysis of Sales by Business Segments
CONSUMER SEGMENT
Consumer segment sales in 2009 were $15.8 billion, a decrease of 1.6% from 2008 with 2.0% of this change due to operational growth and negative currency impact of 3.6%. U.S. Consumer segment sales were $6.8 billion, a decrease of 1.4%. International sales were $9.0 billion, a decrease of 1.7%, with growth of 4.7% achieved by operations and a decrease of 6.4% resulting from the negative impact of currency fluctuations.
     The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $5.6 billion, a decrease of 4.5% from 2008. This was primarily due to the negative impact of currency and lower sales of the over-the-counter ZYRTEC® allergy product line related to the initial build of inventory by the trade during the 2008 launch year. This was partially offset by sales growth in the SPLENDA® sweetener product line. The U.S. Food and Drug Administration (FDA) is currently considering certain recommendations made by its advisory committee for reducing the potential for overdose with acetaminophen, the active ingredient in TYLENOL® brand products. The Company has provided the FDA with its own recommendations and will continue to be actively engaged with the FDA on this topic. In December 2009, the Company announced a voluntary recall of all lots of TYLENOL® Arthritis Pain 100 count with EZ-OPEN CAP following reports of an uncharacteristic smell; however, there was an insignificant impact on sales. In January 2010, the Company has undertaken a broader voluntary recall of TYLENOL® and certain OTC products as a precautionary action.
     The Skin Care franchise sales grew by 2.5% to $3.5 billion in 2009. The sales growth was primarily due to the AVEENO®, NEUTROGENA®, and DABAO™ skin care lines. The Baby Care franchise sales were $2.1 billion, a decrease of 4.5% primarily due to the negative impact of currency and lower sales for Babycenter.com as a result of exiting the online retail business, partially offset by growth in the haircare product line. The Women’s Health franchise sales were $1.9 billion, a decrease of 0.8% primarily due to the negative impact of currency partially offset by increased sales associated with the acquisition of a joint venture partner in France in the fiscal
Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2009	2008	2007	’09 vs. ’08	’08 vs. ’07

OTC Pharmaceuticals & Nutritionals	$5,630	5,894	5,142	(4.5)%	14.6
Skin Care	3,467	3,381	3,051	2.5	10.8
Baby Care	2,115	2,214	1,982	(4.5)	11.7
Women’s Health	1,895	1,911	1,806	(0.8)	5.8
Oral Care	1,569	1,624	1,488	(3.4)	9.1
Wound Care/Other	1,127	1,030	1,024	9.4	0.6

Total	$15,803	16,054	14,493	(1.6)%	10.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

first quarter of 2009. Prior to the acquisition of the joint venture partner, sales by the joint venture were not recorded as part of the Company’s sales to customers. The Oral Care franchise sales were $1.6 billion, a decrease of 3.4% due to softness in the category in the U.S., partially offset by growth of LISTERINE® mouthwash outside the U.S. The Wound Care/Other franchise sales grew by 9.4% to $1.1 billion primarily due to the recent acquisitions in the Wellness and Prevention platform and strong sales of PURELL® hand sanitizer.
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
PHARMACEUTICAL SEGMENT
Pharmaceutical segment sales in 2009 were $22.5 billion, a decrease of 8.3% from 2008, with an operational decline of 6.1% and the remaining 2.2% due to the negative impact of currency fluctuations. U.S. sales were $13.0 billion, a decrease of 12.1%. International sales were $9.5 billion, a decrease of 2.6%, which included 3.0% operational growth and a decrease of 5.6% resulting from the negative impact of currency fluctuations.
     REMICADE® (infliximab), a biologic approved for the treatment of a number of immune mediated inflammatory diseases, achieved sales of $4.3 billion in 2009, with growth of 14.8% over the prior year primarily attributable to strong overall market growth. REMICADE® is competing in a market which is experiencing increased competition due to new entrants and the expansion of indications for existing competitors.
     PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $2.2 billion in 2009, a decline of 8.7% compared to the prior year. Lower sales of PROCRIT® and EPREX® were due to the declining markets for Erythropoiesis Stimulating Agents (ESAs).
     LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) sales were $1.6 billion, a decline of 2.6% versus the prior year, due to competition in the category. The patent for LEVAQUIN® (levofloxacin) in the U.S. will expire in December 2010. A pediatric extension was granted by the FDA, which extends market exclusivity in the U.S. through June 2011. The expiration of the product patent or loss of market exclusivity is likely to result in a significant reduction in sales.
     RISPERDAL® CONSTA® (risperidone), a long-acting injectable for the treatment of schizophrenia, achieved sales of $1.4 billion in 2009, representing an increase of 8.9% as compared to the prior year. The growth was due to a positive shift from daily therapies to longer-acting RISPERDAL® CONSTA® and the launch of RISPERDAL® CONSTA® in Japan earlier in the year.
     CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder (ADHD), achieved sales of $1.3 billion in 2009, representing an increase of 6.3% over 2008. Sales results in 2008 were favorably impacted by approximately $115 million related to a change in the estimate of accrued sales reserves related to sales outside the U.S. Although the original CONCERTA® patent expired in 2004, the FDA has not approved any generic version that is substitutable for CONCERTA®. Parties have filed Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA®, which are pending and may be approved at any time. An approval would lead to a loss of exclusivity and is likely to result in a significant reduction in sales.
     TOPAMAX® (topiramate), RISPERDAL® (risperidone), and DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) experienced sales declines in 2009 of 57.9%, 57.7% and 14.3%, respectively, versus the prior year due to generic competition. Market exclusivity in the U.S. expired for TOPAMAX® (topiramate) in March 2009, RISPERDAL® oral in June 2008 and DURAGESIC® in January 2005.
     ACIPHEX®/PARIET® (rabeprazole sodium) experienced a sales decline of 5.4% due to competition in the category.
     In 2009, Other Pharmaceutical sales were $7.6 billion, representing a growth of 6.6% over the prior year. Contributors to the increase were sales of VELCADE® (bortezomib), a product for the treatment of multiple myeloma; PREZISTA® (darunavir), for the treatment of HIV/AIDS patients; INTELENCE™ (etravirine), for HIV combination therapy and INVEGA® (paliperidone), a once-daily atypical antipsychotic. The growth was partially offset by the impact of a generic version of ORTHO TRI-CYCLEN® LO shipped by a competitor. Subsequently, the generic manufacturer recognized the validity of the patent, paid damages for its infringing sales and ceased further shipments of the product.
     During 2009, the Company received regulatory approval for several new molecular entities (NMEs), including STELARA™ (ustekinumab) in the U.S. and European Union (EU) for the treatment of moderate-to-severe plaque psoriasis; INVEGA® SUSTENNA™ (paliperidone palmitate) extended-release injectable suspension in the U.S. for the acute and maintenance treatment of schizophrenia; SIMPONI™ (golimumab) in the U.S. and EU for the treatment of moderate-to-severe, active rheumatoid arthritis (RA), active and progressive psoriatic arthritis (PsA) and severe, active ankylosing spondylitis (AS); and PRILIGY™ (dapoxetine) in several countries for the on-demand treatment of premature ejaculation. NUCYNTA™ (tapentadol) Immediate Release Tablets, for relief
Major Pharmaceutical Product Revenues:

				% Change
(Dollars in Millions)	2009	2008	2007	’09 vs. ’08	’08 vs. ’07

REMICADE® (infliximab)	$4,304	3,748	3,327	14.8%	12.7
PROCRIT®/EPREX® (Epoetin alfa)	2,245	2,460	2,885	(8.7)	(14.7)
LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin)	1,550	1,591	1,646	(2.6)	(3.3)
RISPERDAL® CONSTA® (risperidone)	1,425	1,309	1,128	8.9	16.0
CONCERTA® (methylphenidate HCl)	1,326	1,247	1,028	6.3	21.3
TOPAMAX® (topiramate)	1,151	2,731	2,453	(57.9)	11.3
ACIPHEX®/PARIET® (rabeprazole sodium)	1,096	1,158	1,357	(5.4)	(14.7)
RISPERDAL® (risperidone)	899	2,126	3,420	(57.7)	(37.8)
DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system)	888	1,036	1,164	(14.3)	(11.0)
Other Pharmaceuticals	7,636	7,161	6,458	6.6	10.9

Total	$22,520	24,567	24,866	(8.3)%	(1.2)

JOHNSON & JOHNSON 2009 ANNUAL REPORT

of moderate to severe acute pain, was also launched in the U.S. in 2009.
     The Company also received approvals expanding the indications for several key products, including INVEGA® (paliperidone) extended-release tablets in the U.S. for the acute treatment of schizoaffective disorder; RISPERDAL® CONSTA® (risperidone) Long-Acting Treatment in the U.S. as both monotherapy and adjunctive therapy to lithium or valproate in the maintenance treatment of Bipolar I Disorder, as well as for the treatment of schizophrenia in Japan; PREZISTA® (darunavir) in the EU with low-dose ritonavir as part of combination therapy in treatment-naïve adults, as well as for treatment-experienced pediatric patients with HIV.
     The Company submitted a New Drug Application (NDA) to the FDA for tapentadol extended release (ER) tablets, an investigational oral analgesic for the management of moderate to severe chronic pain in patients 18 years of age or older. In addition, the Company also invested in a number of new platforms for growth in Oncology, Alzheimer’s disease and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases.
     Pharmaceutical segment sales in 2008 were $24.6 billion, a decrease of 1.2% from 2007, with an operational decline of 3.1% and 1.9% increase due to the positive impact of currency fluctuations. U.S. Pharmaceutical segment sales were $14.9 billion, a decrease of 4.9%. International Pharmaceutical segment sales were $9.7 billion, an increase of 5.1%, which included 0.1% of operational growth and 5.0% related to the positive impact of currency fluctuations.
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT
The Medical Devices and Diagnostics segment achieved sales of $23.6 billion in 2009, representing an increase of 1.9% over the prior year, with operational growth of 4.2% and a negative currency impact of 2.3%. U.S. sales were $11.0 billion, an increase of 4.5% over the prior year. International sales were $12.6 billion, a decrease of 0.2%, with growth of 4.0% from operations and a decrease of 4.2% resulting from the negative impact of currency fluctuations.
     The DePuy franchise achieved sales of $5.4 billion in 2009, a 4.6% increase over the prior year. This was primarily due to growth in the spine, hip and knee product lines. Additionally, new product launches in the Mitek sports medicine product line contributed to the growth.
     The Ethicon Endo-Surgery franchise achieved sales of $4.5 billion in 2009, a 4.8% increase over the prior year. This was attributable to growth in the endoscopy, HARMONIC®, ENSEAL® and Advanced Sterilization product lines.
     The Ethicon franchise achieved sales of $4.1 billion in 2009, a 7.3% increase over the prior year. This was attributable to growth in the sutures, biosurgical and mesh product lines in addition to sales of newly acquired products from the acquisitions of Omrix Biopharmaceuticals, Inc. and Mentor Corporation. The growth was partially offset by the divestiture of the Professional Wound Care business of Ethicon, Inc. in the fiscal fourth quarter of 2008.
     Sales in the Cordis franchise were $2.7 billion, a decline of 10.3% versus the prior year. The decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased global competition. The decline was partially offset by growth of the Biosense Webster business.
     The Vision Care franchise achieved sales of $2.5 billion in 2009, a 0.2% increase over prior year primarily related to growth in the Astigmatic contact lens product line offset by the negative impact of currency.
     Sales in the Diabetes Care franchise were $2.4 billion in 2009, a decline of 3.7% versus the prior year. Declines in the LifeScan product line were partially offset by growth of the Animas insulin delivery business resulting from new product launches and continued development in international markets.
     The Ortho-Clinical Diagnostics franchise achieved sales of $2.0 billion in 2009, a 6.6% increase over the prior year primarily attributable to the recent launch of the VITROS® 3600 and 5600 analyzers.
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
Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income decreased by $1.1 billion to $15.8 billion in 2009 as compared to the $16.9 billion earned in 2008, a decrease of 6.9%. The decrease was primarily related to lower sales, the negative impact of product mix, lower interest income due to lower rates of interest earned and restructuring charges of $1.2 billion. This was partially offset by lower selling, marketing and administrative expenses due to cost containment efforts across all the businesses. 2008 included purchased in-process research and development (IPR&D) charges of $0.2 billion and increased investment spending in selling, marketing and administrative expenses utilized from the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. The increase in 2008 of 27.4% over the $13.3 billion in 2007 was primarily due to lower IPR&D charges of $0.6 billion, gains from divestitures of $0.5 billion and higher litigation gains of $0.5 billion versus restructuring charges of $0.7 billion and the write-down of the NATRECOR® intangible asset of $0.7 billion recorded in 2007. As a percent to sales, consolidated
Major Medical Devices and Diagnostics Franchise Sales*:

				% Change
(Dollars in Millions)	2009	2008	2007	’09 vs. ’08	’08 vs. ’07

DEPUY®	$5,372	5,136	4,698	4.6%	9.3
ETHICON ENDO-SURGERY®	4,492	4,286	3,834	4.8	11.8
ETHICON®	4,122	3,840	3,603	7.3	6.6
CORDIS®	2,679	2,988	3,314	(10.3)	(9.8)
Vision Care	2,506	2,500	2,209	0.2	13.2
Diabetes Care	2,440	2,535	2,373	(3.7)	6.8
ORTHO-CLINICAL DIAGNOSTICS®	1,963	1,841	1,705	6.6	8.0

Total	$23,574	23,126	21,736	1.9%	6.4

*	Prior year amounts have been reclassified to conform to current presentation.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

earnings before provision for taxes on income in 2009 was 25.4% versus 26.5% in 2008.
     The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.
Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2009	2008	2007

Cost of products sold	29.8%	29.1	29.1
Percent point increase over the prior year	0.7	—	0.9
Selling, marketing and administrative expenses	32.0	33.7	33.5
Percent point (decrease)/increase over the prior year	(1.7)	0.2	0.8
In 2009, cost of products sold as a percent to sales increased primarily due to the continued negative impact of product mix and inventory write-offs associated with the restructuring activity. Additionally, 2008 included some non-recurring positive items. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2009 primarily due to cost containment efforts across all the businesses and the annualized savings recognized from the 2007 restructuring program. Additionally, 2008 utilized the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending.
     In 2008, cost of products sold as a percent to sales remained flat to the prior year. The change in the mix of businesses, with higher sales growth in the Consumer business and a slight sales decline in the Pharmaceutical business, had a negative impact on the cost of products sold as a percent to sales. In 2008, this was offset by manufacturing efficiencies and non-recurring positive items in 2008 and negative items in 2007. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2008 primarily due to the change in the mix of businesses, whereby a greater proportion of sales were attributable to the Consumer segment, which has higher selling, marketing and administrative spending. Additionally, in 2008 the Company utilized the gain associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending. This was partially offset by ongoing cost containment efforts.
     In 2007, there was an increase in the percent to sales of cost of products sold primarily due to the impact of newly acquired consumer brands. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2007 primarily due to the impact of newly acquired consumer brands partially offset by cost containment efforts.
Research and Development expense (excluding purchased in-process research and development charges) by segment of business was as follows:

	2009		2008		2007
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*

Consumer	$632	4.0%	624	3.9	564	3.9
Pharmaceutical	4,591	20.4	5,095	20.7	5,265	21.2
Medical Devices and Diagnostics	1,763	7.5	1,858	8.0	1,851	8.5

Total research and development expense	$6,986	11.3%	7,577	11.9	7,680	12.6
Percent (decrease)/increase over the prior year	(7.8)%		(1.3)		7.8

*	As a percent to segment sales
Research and Development Expense: Research and development activities represent a significant part of the Company’s business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients.
     In 2009 and 2008, the reduction in the Pharmaceutical research and development spending was primarily due to increased efficiencies in Pharmaceutical research and development activities.
Restructuring: In 2009, the Company announced global restructuring initiatives that are expected to generate pre-tax, annual cost savings of $1.4 – $1.7 billion when fully implemented in 2011, with $0.8 – $0.9 billion expected to be achieved in 2010. The associated savings will provide additional resources to invest in new growth platforms; ensure the successful launch of the Company’s many new products and continued growth of the core businesses; and provide flexibility to adjust to the changed and evolving global environment. In the fiscal fourth quarter of 2009 the Company recorded a pre-tax charge of $1.2 billion, of which $113 million is included in cost of products sold.
     The restructuring program announced in 2007 has been completed. See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.
Purchased In-Process Research and Development: In 2009, in accordance with U.S. GAAP for business combinations, purchased in-process research and development (IPR&D) is no longer expensed but capitalized and tested for impairment. The Company capitalized $1.7 billion of IPR&D in 2009, primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan’s Immunotherapy program.
     In 2008, the Company recorded a charge for IPR&D of $181 million before and after tax related to the acquisitions of Amic AB, SurgRx, Inc., HealthMedia, Inc. and Omrix Biopharmaceuticals, Inc. HealthMedia, Inc, a privately held company that creates web-based behavior change interventions, accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Amic AB, a Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings (outside the physical facilities of the clinical laboratory), accounted for $40 million before tax of the IPR&D charges. SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices, accounted for $7 million before tax of the IPR&D charges. Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, accounted for $127 million before tax of the IPR&D charges.
     In 2007, the Company recorded a charge for IPR&D of $807 million before and after tax related to the acquisition of Conor Medsystems, Inc. The IPR&D charge was included in the operating profit of the Medical Devices and Diagnostics segment.
JOHNSON & JOHNSON 2009 ANNUAL REPORT

Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, non-controlling interests, litigation settlements and liabilities and royalty income. The unfavorable change of $0.5 billion in other (income) expense, net from 2009 to 2008 was primarily due to a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc. in 2008.
     In 2008, other (income) expense, net included income from net litigation settlements and awards of $0.5 billion and a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc. In 2007, other (income) expense, net included a charge of $0.7 billion before tax related to the NATRECOR® intangible asset write-down.
OPERATING PROFIT BY SEGMENT
Operating profits by segment of business were as follows:

			Percent of
			Segment Sales
(Dollars in Millions)	2009	2008	2009	2008

Consumer	$2,475	2,674	15.7%	16.7
Pharmaceutical	6,413	7,605	28.5	31.0
Med Devices and Diagnostics	7,694	7,223	32.6	31.2

Total (1)	16,582	17,502	26.8	27.4
Less: Expenses not allocated to segments (2)	827	573

Earnings before provision for taxes on income	$15,755	16,929	25.4%	26.5

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)	Amounts not allocated to segments include interest (income) expense, non-controlling interests, and general corporate (income) expense.
Consumer Segment: In 2009, Consumer segment operating profit decreased 7.4% from 2008. The primary reasons for the decrease in operating profit was $369 million of restructuring charges, partially offset by cost containment initiatives in 2009. In 2008, Consumer segment operating profit increased 17.4% from 2007. Cost synergies, lower integration costs in 2008 related to the acquisition of the Consumer Healthcare business of Pfizer Inc., and other cost containment initiatives contributed to the increased operating profit in 2008.
Pharmaceutical Segment: In 2009, Pharmaceutical segment operating profit decreased 15.7% from 2008. The primary reasons for the decrease in operating profit were $496 million of restructuring charges, $92 million of litigation expense and negative product mix due to the loss of market exclusivity for TOPAMAX® and RISPERDAL® oral. In 2008, Pharmaceutical segment operating profit increased 16.3% from 2007. The primary driver of the improved operating profit in 2008 was due to the restructuring charges of $429 million and $678 million for the NATRECOR® intangible asset write-down recorded in 2007.
Medical Devices and Diagnostics Segment: In 2009, the operating profit in the Medical Devices and Diagnostics segment increased 6.5% from 2008. The improved operating profit was due to $478 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and cost containment initiatives related to selling, marketing and administrative expenses. This was partially offset by $321 million in restructuring charges. In 2008, the operating profit in the Medical Devices and Diagnostics segment increased 49.1% from 2007. The improved operating profit was the result of the $429 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and lower IPR&D charges of $174 million in 2008 versus $807 million in 2007. Additionally, $301 million of restructuring charges were recorded in 2007.
Interest (Income) Expense: Interest income in 2009 decreased by $271 million due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $19.4 billion at the end of 2009, and averaged $15.6 billion as compared to the $12.2 billion average cash balance in 2008. The increase in the average cash balance was primarily due to cash generated from operating activities.
     Interest expense in 2009 increased by $16 million due to a higher debt balance. The net debt balance at the end of 2009 was $14.5 billion as compared to $11.9 billion at the end of 2008. The higher average debt balance of $13.5 billion in 2009 versus $12.9 billion in 2008 was primarily related to funding acquisitions and investments and the purchase of the Company’s Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007.
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
Provision for Taxes on Income: The worldwide effective income tax rate was 22.1% in 2009, 23.5% in 2008 and 20.4% in 2007. The 2009 tax rate decreased as compared to 2008 due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions. The 2008 tax rate increased as compared to 2007 due to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions. In addition, the
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

2007 tax rate benefited from a one-time gain of $267 million related to a business restructuring of certain international subsidiaries.
Liquidity and Capital Resources
LIQUIDITY & CASH FLOWS
Cash and cash equivalents were $15.8 billion at the end of 2009 as compared with $10.8 billion at the end of 2008. The primary sources of cash that contributed to the $5.0 billion increase versus prior year were $16.6 billion of cash generated from operating activities and $2.5 billion net proceeds from long and short-term debt. The major uses of cash were capital spending of $2.4 billion, acquisitions of $2.5 billion, net investment purchases of $2.8 billion, dividends to shareholders of $5.3 billion and the repurchase of common stock, net of proceeds from the exercise of options, of $1.2 billion.
     Cash Flows from operations were $16.6 billion in 2009. The major sources of cash flow were net income of $12.3 billion, adjusted for non-cash charges for depreciation, amortization and stock based compensation of $3.4 billion, restructuring reserves of $1.1 billion and accounts receivable and inventories of $0.5 billion. The remaining changes to operating cash flow were a use of funds of $0.7 billion related to pension plan contributions and decreases in accounts payable partially offset by decreases in other receivables, prepaid expenses and deferred taxes.
     In 2009, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.
     The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2010.
FINANCING AND MARKET RISK
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 3, 2010 market rates would increase the unrealized value of the Company’s forward contracts by $296 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 3, 2010 market rates would decrease the unrealized value of the Company’s forward contracts by $361 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future anticipated earnings and cash flows.
     The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $185 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future anticipated cash flows.
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
     The Company has access to substantial sources of funds at numerous banks worldwide. In September 2009, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 23, 2010. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.
     Total borrowings at the end of 2009 and 2008 were $14.5 billion and $11.9 billion, respectively. The increase in borrowings between 2009 and 2008 was a result of financing general corporate purposes and the continuation of the Common Stock repurchase program announced in 2007. In 2009, net cash (cash and current marketable securities, net of debt) was $4.9 billion compared to net cash of $1.0 billion in 2008. Total debt represented 22.3% of total capital (shareholders’ equity and total debt) in 2009 and 21.8% of total capital in 2008. Shareholders’ equity per share at the end of 2009 was $18.37 compared with $15.35 at year-end 2008, an increase of 19.7%.
     Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Company has contractual obligations, primarily lease, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of January 3, 2010 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

	Long-term	Interest on	Unfunded
	Debt	Debt	Retirement	Operating
(Dollars in Millions)	Obligations	Obligations	Plans	Leases	Total

2010	$34	469	66	178	747
2011	35	465	65	150	715
2012	615	442	69	128	1,254
2013	507	410	73	103	1,093
2014	9	402	76	87	574
After 2014	7,057	4,525	474	94	12,150

Total	$8,257	6,713	823	740	16,533

For tax matters, see Note 8 to the Consolidated Financial Statements.
SHARE REPURCHASE AND DIVIDENDS
On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $10.0 billion of the Company’s Common Stock. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company funds the share repurchase program through a combination of available cash and debt. As of January 3, 2010, the Company repurchased an
JOHNSON & JOHNSON 2009 ANNUAL REPORT

aggregate of 140.4 million shares of Johnson & Johnson Common Stock under the current repurchase program at a cost of $8.9 billion. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.
     The Company increased its dividend in 2009 for the 47th consecutive year. Cash dividends paid were $1.930 per share in 2009, compared with dividends of $1.795 per share in 2008 and $1.620 per share in 2007. The dividends were distributed as follows:

	2009	2008	2007

First quarter	$0.460	0.415	0.375
Second quarter	0.490	0.460	0.415
Third quarter	0.490	0.460	0.415
Fourth quarter	0.490	0.460	0.415

Total	$1.930	1.795	1.620

On January 4, 2010, the Board of Directors declared a regular quarterly cash dividend of $0.490 per share, payable on March 9, 2010, to shareholders of record as of February 23, 2010. The Company expects to continue the practice of paying regular cash dividends.
Other Information
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management’s discussion and analysis of results of operations and financial condition are based on the Company’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company’s operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.
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
The Company’s sales return reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.1% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2007-2009.
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers. Additionally, these arrangements are evaluated to determine the appropriate amounts to be deferred.
     In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period.
See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.
     Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.
     Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 3, 2010 and December 28, 2008.
CONSUMER SEGMENT

	Balance at			Balance at
	Beginning		Payments/	End
(Dollars in Millions)	of Period	Accruals	Other	of Period

2009
Accrued rebates(1)	$131	380	(390)	121
Accrued returns	115	134	(122)	127
Accrued promotions	202	1,996	(1,926)	272

Subtotal	$448	2,510	(2,438)	520

Reserve for doubtful accounts	110	23	(26)	107
Reserve for cash discounts	22	285	(286)	21

Total	$580	2,818	(2,750)	648

2008
Accrued rebates(1)	$217	300	(386)	131
Accrued returns	113	135	(133)	115
Accrued promotions	297	2,369	(2,464)	202

Subtotal	$627	2,804	(2,983)	448

Reserve for doubtful accounts	71	41	(2)	110
Reserve for cash discounts	23	272	(273)	22

Total	$721	3,117	(3,258)	580

(1)	Includes reserve for customer rebates of $46 million at January 3, 2010 and $73 million at December 28, 2008, recorded as a contra asset.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

PHARMACEUTICAL SEGMENT

	Balance at				Balance at
	Beginning			Payments/	End
(Dollars in Millions)	of Period	Accruals		Other	of Period

2009
Accrued rebates(1)	$1,261	3,975		(4,172)	1,064
Accrued returns	490	147		(295)	342
Accrued promotions	107	330		(353)	84

Subtotal	$1,858	4,452		(4,820)	1,490

Reserve for doubtful accounts	48	37		(2)	83
Reserve for cash discounts	23	462		(437)	48

Total	$1,929	4,951		(5,259)	1,621

2008
Accrued rebates(1)	$1,249	3,331		(3,319)	1,261
Accrued returns	345	168		(23)	490
Accrued promotions	263	414		(570)	107

Subtotal	$1,857	3,913		(3,912)	1,858

Reserve for doubtful accounts	26	24		(2)	48
Reserve for cash discounts	24	376		(377)	23

Total	$1,907	4,313	(2)	(4,291)	1,929

(1)	Includes reserve for customer rebates of $372 million at January 3, 2010 and $344 million at December 28, 2008, recorded as a contra asset.

(2)	Includes $115 million adjustment related to previously estimated accrued sales reserves.
MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

	Balance at				Balance at
	Beginning			Payments/	End
(Dollars in Millions)	of Period	Accruals		Other	of Period

2009
Accrued rebates(1)	$416	2,229		(2,191)	454
Accrued returns	189	74		(43)	220
Accrued promotions	47	120		(94)	73

Subtotal	$652	2,423		(2,328)	747

Reserve for doubtful accounts	109	50		(16)	143
Reserve for cash discounts	34	416		(418)	32

Total	$795	2,889		(2,762)	922

2008
Accrued rebates(1)	$336	1,947		(1,867)	416
Accrued returns	190	99		(100)	189
Accrued promotions	18	208		(179)	47

Subtotal	$544	2,254		(2,146)	652

Reserve for doubtful accounts	96	36		(23)	109
Reserve for cash discounts	24	257		(247)	34

Total	$664	2,547	(2)	(2,416)	795

(1)	Includes reserve for customer rebates of $311 million at January 3, 2010 and $304 million at December 28, 2008, recorded as a contra asset.

(2)	Includes $56 million adjustment related to previously estimated sales rebate reserve.
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
     In 2007, in accordance with U.S. GAAP the Company adopted the standard related to accounting for uncertainty in income taxes. The Codification prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Codification also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.
     At January 3, 2010 and December 28, 2008, the cumulative amounts of undistributed international earnings were approximately $32.2 billion and $27.7 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.
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
Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 10 to the Consolidated Financial Statements for further details on these rates and the effect a rate change would have on the Company’s results of operations.
Stock Based Compensation: The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. The fair value of each award is estimated on the date of grant using the Black-Scholes option valuation model and is expensed in the financial statements over the vesting period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and the dividend yield. See Note 17 to the Consolidated Financial Statements for additional information.
NEW ACCOUNTING PRONOUNCEMENTS
Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 3, 2010.
ECONOMIC AND MARKET FACTORS
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 1999-2009, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products
JOHNSON & JOHNSON 2009 ANNUAL REPORT

(prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
     Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company will account for operations in Venezuela as highly inflationary in 2010, as the prior three-year cumulative inflation rate has surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.
     The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2009 would have increased or decreased the translation of foreign sales by $300 million and income by $50 million.
     The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.
     Changes in the behavior and spending patterns of purchasers of health care products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing health care insurance coverage, as a result of the current global economic downturn may continue to impact the Company’s businesses.
     The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of most of the Company’s key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on “Litigation Against Filers of Abbreviated New Drug Applications” in Note 21 to the Consolidated Financial Statements.
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
     See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.
COMMON STOCK MARKET PRICES
The Company’s common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2009 and 2008 were:

	2009		2008
	High	Low	High	Low

First quarter	$61.00	46.25	68.85	61.17
Second quarter	56.65	50.12	68.32	63.40
Third quarter	62.47	55.71	72.76	63.10
Fourth quarter	65.41	58.78	69.86	52.06
Year-end close	$64.41		58.56
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
     The Company’s report on Form 10-K for the year ended January 3, 2010 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Johnson & Johnson and Subsidiaries
Consolidated Balance Sheets

At January 3, 2010 and December 28, 2008 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2009	2008

Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$15,810	10,768
Marketable securities (Notes 1 and 2)	3,615	2,041
Accounts receivable trade, less allowances for doubtful accounts $333 (2008, $268)	9,646	9,719
Inventories (Notes 1 and 3)	5,180	5,052
Deferred taxes on income (Note 8)	2,793	3,430
Prepaid expenses and other receivables	2,497	3,367

Total current assets	39,541	34,377

Property, plant and equipment, net (Notes 1 and 4)	14,759	14,365
Intangible assets, net (Notes 1 and 5)	16,323	13,976
Goodwill (Notes 1 and 5)	14,862	13,719
Deferred taxes on income (Note 8)	5,507	5,841
Other assets	3,690	2,634

Total assets	$94,682	84,912

Liabilities and Shareholders’ Equity

Current liabilities
Loans and notes payable (Note 7)	$6,318	3,732
Accounts payable	5,541	7,503
Accrued liabilities	5,796	5,531
Accrued rebates, returns and promotions	2,028	2,237
Accrued salaries, wages and commissions	1,606	1,432
Accrued taxes on income	442	417

Total current liabilities	21,731	20,852

Long-term debt (Note 7)	8,223	8,120
Deferred taxes on income (Note 8)	1,424	1,432
Employee related obligations (Notes 9 and 10)	6,769	7,791
Other liabilities	5,947	4,206

Total liabilities	44,094	42,401

Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(3,058)	(4,955)
Retained earnings	70,306	63,379

	70,368	61,544
Less: common stock held in treasury, at cost (Note 12) (365,522,000 shares and 350,665,000 shares)	19,780	19,033

Total shareholders’ equity	50,588	42,511

Total liabilities and shareholders’ equity	$94,682	84,912

See Notes to Consolidated Financial Statements
JOHNSON & JOHNSON 2009 ANNUAL REPORT

Johnson & Johnson and Subsidiaries
Consolidated Statements of Earnings

(Dollars in Millions Except Per Share Figures) (Note 1)	2009	2008	2007

Sales to customers	$61,897	63,747	61,095

Cost of products sold	18,447	18,511	17,751

Gross profit	43,450	45,236	43,344

Selling, marketing and administrative expenses	19,801	21,490	20,451
Research expense	6,986	7,577	7,680
Purchased in-process research and development (Note 20)	—	181	807
Interest income	(90)	(361)	(452)
Interest expense, net of portion capitalized (Note 4)	451	435	296
Other (income) expense, net	(526)	(1,015)	534
Restructuring (Note 22)	1,073	—	745

Earnings before provision for taxes on income	15,755	16,929	13,283
Provision for taxes on income (Note 8)	3,489	3,980	2,707

Net earnings	$12,266	12,949	10,576

Basic net earnings per share (Notes 1 and 15)	$4.45	4.62	3.67
Diluted net earnings per share (Notes 1 and 15)	$4.40	4.57	3.63

Cash dividends per share	$1.930	1.795	1.620

Basic average shares outstanding (Notes 1 and 15)	2,759.5	2,802.5	2,882.9
Diluted average shares outstanding (Notes 1 and 15)	2,789.1	2,835.6	2,910.7

See Notes to Consolidated Financial Statements
CONSOLIDATED FINANCIAL STATEMENTS

Johnson & Johnson and Subsidiaries
Consolidated Statements of Equity

				Accumulated
				Other		Treasury
		Comprehensive	Retained	Comprehensive	Common Stock	Stock
(Dollars in Millions) (Note 1)	Total	Income	Earnings	Income	Issued Amount	Amount

Balance, December 31, 2006	$39,318		49,290	(2,118)	3,120	(10,974)

Net earnings	10,576	10,576	10,576
Cash dividends paid	(4,670)		(4,670)
Employee compensation and stock option plans	2,311		131			2,180
Conversion of subordinated debentures	9		(4)			13
Repurchase of common stock	(5,607)					(5,607)
Adoption of FIN 48	(19)		(19)
Other	(24)		(24)
Other comprehensive income, net of tax:
Currency translation adjustment	786	786		786
Unrealized gains on securities	23	23		23
Employee benefit plans	670	670		670
Losses on derivatives & hedges	(54)	(54)		(54)
Reclassification adjustment		(5)

Total comprehensive income		11,996

Balance, December 30, 2007	$43,319		55,280	(693)	3,120	(14,388)

Net earnings	12,949	12,949	12,949
Cash dividends paid	(5,024)		(5,024)
Employee compensation and stock option plans	2,180		175			2,005
Conversion of subordinated debentures	—		(1)			1
Repurchase of common stock	(6,651)					(6,651)
Other comprehensive income, net of tax:
Currency translation adjustment	(2,499)	(2,499)		(2,499)
Unrealized losses on securities	(59)	(59)		(59)
Employee benefit plans	(1,870)	(1,870)		(1,870)
Gains on derivatives & hedges	166	166		166
Reclassification adjustment		(27)

Total comprehensive income		8,660

Balance, December 28, 2008	$42,511		63,379	(4,955)	3,120	(19,033)

Net earnings	12,266	12,266	12,266
Cash dividends paid	(5,327)		(5,327)
Employee compensation and stock option plans	1,402		25			1,377
Conversion of subordinated debentures	2		(4)			6
Repurchase of common stock	(2,130)					(2,130)
Other	(33)		(33)
Other comprehensive income, net of tax:
Currency translation adjustment	1,363	1,363		1,363
Unrealized losses on securities	(55)	(55)		(55)
Employee benefit plans	565	565		565
Gains on derivatives & hedges	24	24		24

Total comprehensive income		14,163

Balance, January 3, 2010	$50,588		70,306	(3,058)	3,120	(19,780)

See Notes to Consolidated Financial Statements
JOHNSON & JOHNSON 2009 ANNUAL REPORT

Johnson & Johnson and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in Millions) (Note 1)	2009	2008	2007

Cash flows from operating activities
Net earnings	$12,266	12,949	10,576
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	2,774	2,832	2,777
Stock based compensation	628	627	698
Purchased in-process research and development	—	181	807
Intangible asset write-down (NATRECOR®)	—	—	678
Deferred tax provision	(436)	22	(1,762)
Accounts receivable allowances	58	86	22
Changes in assets and liabilities, net of effects from acquisitions:
Decrease/(increase) in accounts receivable	453	(736)	(416)
Decrease/(increase) in inventories	95	(101)	14
(Decrease)/increase in accounts payable and accrued liabilities	(507)	(272)	2,642
Decrease/(increase) in other current and non-current assets	1,209	(1,600)	(1,578)
Increase in other current and non-current liabilities	31	984	564

Net cash flows from operating activities	16,571	14,972	15,022

Cash flows from investing activities
Additions to property, plant and equipment	(2,365)	(3,066)	(2,942)
Proceeds from the disposal of assets	154	785	457
Acquisitions, net of cash acquired (Note 20)	(2,470)	(1,214)	(1,388)
Purchases of investments	(10,040)	(3,668)	(9,659)
Sales of investments	7,232	3,059	7,988
Other (primarily intangibles)	(109)	(83)	(368)

Net cash used by investing activities	(7,598)	(4,187)	(5,912)

Cash flows from financing activities

Dividends to shareholders	(5,327)	(5,024)	(4,670)
Repurchase of common stock	(2,130)	(6,651)	(5,607)
Proceeds from short-term debt	9,484	8,430	19,626
Retirement of short-term debt	(6,791)	(7,319)	(21,691)
Proceeds from long-term debt	9	1,638	5,100
Retirement of long-term debt	(219)	(24)	(18)
Proceeds from the exercise of stock options/excess tax benefits	882	1,486	1,562

Net cash used by financing activities	(4,092)	(7,464)	(5,698)

Effect of exchange rate changes on cash and cash equivalents	161	(323)	275

Increase in cash and cash equivalents	5,042	2,998	3,687
Cash and cash equivalents, beginning of year (Note 1)	10,768	7,770	4,083

Cash and cash equivalents, end of year (Note 1)	$15,810	10,768	7,770

Supplemental cash flow data
Cash paid during the year for:
Interest	$533	525	314
Income taxes	2,363	4,068	4,099

Supplemental schedule of noncash investing and financing activities
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$541	593	738
Conversion of debt	2	—	9

Acquisitions

Fair value of assets acquired	$3,345	1,328	1,620
Fair value of liabilities assumed and non-controlling interests	(875)	(114)	(232)

Net cash paid for acquisitions	$2,470	1,214	1,388

See Notes to Consolidated Financial Statements
CONSOLIDATED FINANCIAL STATEMENTS

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the “Company”). Inter-company accounts and transactions are eliminated.
DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS
The Company has approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
     The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.
NEW ACCOUNTING PRONOUNCEMENTS
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
During the fiscal fourth quarter of 2009, in accordance with U.S. GAAP, the Company adopted the authoritative guidance for employers’ disclosures about postretirement benefit plan assets to enhance the disclosure regarding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan, as well as, events in the economy and markets that could have a significant effect on the value of the plan assets. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position. See Note 10 for enhanced disclosures.
     During the fiscal third quarter of 2009, the Company adopted The FASB Accounting Standards CodificationTM (ASC or Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) which establishes the Codification as the sole source for authoritative U.S. GAAP and will supersede all accounting standards in U.S. GAAP, aside from those issued by the SEC. The adoption of the Codification did not have an impact on the Company’s results of operations, cash flows or financial position. Since the adoption of the Accounting Standards Codification (ASC) the Company’s notes to the consolidated financial statements will no longer make reference to Statement of Financial Accounting Standards (SFAS) or other U.S. GAAP pronouncements.
     During the fiscal second quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standards on subsequent events. This pronouncement establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. See Note 23 for related disclosure.
     During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standards on business combinations and non-controlling interests in Consolidated Financial Statements. These standards aim to improve, simplify, and converge internationally, the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. These standards have an impact on the manner in which the Company accounts for acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of purchased in-process research and development (IPR&D), expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition. This accounting treatment for taxes is applicable to acquisitions that occurred both prior and subsequent to the adoption of the standard. Operating profit attributable to non-controlling interests is reported in Other (Income) Expense, net and the related tax impact to the Provision for Taxes. Additionally, equity attributable to non-controlling interests is recorded in Other Non-Current liabilities. Non-controlling interests as related to the Company’s financial statements are immaterial and therefore, not separately disclosed.
     During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard related to disclosures about derivative instruments and hedging activities, which enhanced the disclosure regarding the Company’s derivative and hedging activities. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position. See Note 6 for enhanced disclosures.
     During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard on collaborative arrangements related to the development and commercialization of intellectual property. This standard addresses the income statement classification of payments made between parties in a collaborative arrangement. The impact of the adoption of this standard related to all collaboration agreements that existed as of January 3, 2010 and December 28, 2008 was immaterial to the Company’s results of operations, cash flows or financial position.
     During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard related to defensive intangible assets. This standard applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.
RECENTLY ISSUED ACCOUNTING STANDARDS, NOT ADOPTED AS OF JANUARY 3, 2010
The FASB issued guidance and amendments to the criteria for separating consideration in multiple-deliverable revenue arrangements.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The guidance and amendments are expected to: (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; and (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method. The guidance significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in the first fiscal quarter of 2010. The adoption will not have a material impact on the Company’s results of operations, cash flows or financial position; however, it will expand the disclosures for such arrangements.
     The FASB issued a standard to improve financial reporting by enterprises involved with variable interest entities. This statement is effective for the Company beginning with the fiscal year 2010. Earlier application is prohibited. The adoption of this standard will not have a material impact on the Company’s results of operations, cash flows or financial position.
CASH EQUIVALENTS
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.
INVESTMENTS
Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. If losses on these securities are considered to be other than temporary, the loss is recognized in earnings.
PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION
Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20-40 years
Land and leasehold improvements	10-20 years
Machinery and equipment	2-13 years
The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 8 years.
     The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When certain events or changes in operating or economic conditions occur, an impairment assessment may be performed on the recoverability of the carrying value of these assets. If the asset is determined to be impaired, the loss is measured based on the difference between the asset’s fair value and its carrying value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows.
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
     Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales return reserves are accounted for in accordance with U.S. GAAP guidance regarding revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.1% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2007-2009.
     Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. These arrangements are evaluated to determine the appropriate amounts to be deferred.
SHIPPING AND HANDLING
Shipping and handling costs incurred were $964 million, $1,017 million and $934 million in 2009, 2008 and 2007, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
INVENTORIES
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
INTANGIBLE ASSETS AND GOODWILL
The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2009 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.
     Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.
FINANCIAL INSTRUMENTS
As required by U.S. GAAP all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
     The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure’s impact on the Company’s financial performance; (2) protect the Company’s cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions. See Note 6 for additional information on Financial Instruments.
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
     The Company enters into collaborative arrangements, typically with other pharmaceutical or biotechnology companies, to develop and commercialize drug candidates or intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due from collaborative partners related to development activities are generally reflected as a reduction of research and development expense because the performance of contract development services is not central to the Company’s operations. In general, the income statement presentation for these collaborations is as follows:

Nature/Type of Collaboration	Statement of Earnings Presentation

Third-party sale of product	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of goods sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research expense
Research and development payments to collaborative partner	Research expense
Research and development payments received from collaborative partner	Reduction of Research expense

*	Milestones are capitalized as intangible assets and amortized to cost of goods sold over the useful life.
ADVERTISING
Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.4 billion in 2009, $2.9 billion in 2008 and $2.7 billion in 2007.
INCOME TAXES
The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation. At January 3, 2010 and December 28, 2008, the cumulative amount of undistributed international earnings were approximately $32.2 billion and $27.7 billion, respectively.
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

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
ANNUAL CLOSING DATE
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009 and will be the case again in 2014.
RECLASSIFICATION
Certain prior period amounts have been reclassified to conform to current year presentation.
2. Cash, Cash Equivalents and Current Marketable Securities

	January 3, 2010			December 28, 2008
	Amortized	Unrealized	Estimated	Amortized	Unrealized	Estimated
(Dollars in Millions)	Cost	Gains/(Losses)	Fair Value	Cost	Gains/(Losses)	Fair Value

Current Investments

Cash	$2,517	—	2,517	3,276	—	3,276
Government securities and obligations	13,370	1	13,371	7,486	4	7,490
Corporate debt securities	426	—	426	627	1	628
Money market funds	1,890	—	1,890	813	—	813
Time deposits	1,222	—	1,222	607	—	607

Total cash, cash equivalents and current marketable securities	$19,425	1	19,426	12,809	5	12,814

As of January 3, 2010, current marketable securities consist of $3,434 million and $181 million of government securities and obligations and corporate debt securities, respectively.
     As of December 28, 2008, current marketable securities consist of $1,663 million, $342 million and $36 million of government securities and obligations, corporate debt securities and time deposits, respectively.
     Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices in active markets.
     The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating.
3. Inventories
At the end of 2009 and 2008, inventories were comprised of:

(Dollars in Millions)	2009	2008

Raw materials and supplies	$1,144	839
Goods in process	1,395	1,372
Finished goods	2,641	2,841

	$5,180	5,052

4. Property, Plant and Equipment
At the end of 2009 and 2008, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2009	2008

Land and land improvements	$714	886
Buildings and building equipment	8,863	7,720
Machinery and equipment	17,153	15,234
Construction in progress	2,521	3,552

	29,251	27,392
Less accumulated depreciation	14,492	13,027

	$14,759	14,365

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2009, 2008 and 2007 was $101 million, $147 million and $130 million, respectively.
     Depreciation expense, including the amortization of capitalized interest in 2009, 2008 and 2007, was $2.1 billion, $2.0 billion and $1.9 billion, respectively.
     Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.
5. Intangible Assets and Goodwill
At the end of 2009 and 2008, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2009	2008

Intangible assets with definite lives:
Patents and trademarks — gross	$5,697	5,119
Less accumulated amortization	2,177	1,820

Patents and trademarks — net	$3,520	3,299

Other intangibles — gross	$7,808	7,376
Less accumulated amortization	2,680	2,433

Other intangibles — net	$5,128	4,943

Total intangible assets with definite lives — gross	$13,505	12,495
Less accumulated amortization	4,857	4,253

Total intangible assets with definite lives — net	$8,648	8,242

Intangible assets with indefinite lives:
Trademarks	$5,938	5,734
Purchased in-process research and development*	1,737	—

Total intangible assets with indefinite lives	$7,675	5,734

Total intangible assets — net	$16,323	13,976

*	Purchased in-process research and development will be accounted for as an indefinite-lived intangible asset until the underlying project is completed or abandoned.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Goodwill as of January 3, 2010 and December 28, 2008, as allocated by segment of business is as follows:

			Med Dev
(Dollars in Millions)	Consumer	Pharm	and Diag	Total

Goodwill at December 30, 2007	$8,125	964	5,034	14,123

Acquisitions	191	—	286	477
Currency translation/other	(842)	(1)	(38)	(881)

Goodwill at December 28, 2008	$7,474	963	5,282	13,719

Acquisitions	—	271	401	672
Currency translation/other*	600	10	(139)	471

Goodwill at January 3, 2010	$8,074	1,244	5,544	14,862

*	Includes reclassification between segments.
The weighted average amortization periods for patents and trademarks and other intangible assets are 17 years and 28 years, respectively. The amortization expense of amortizable assets for the fiscal years ended January 3, 2010, December 28, 2008 and December 30, 2007 was $675 million, $788 million and $844 million before tax, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2009, 2008 and 2007, with the resulting charge included in amortization expense.
     The estimated amortization expense for the five succeeding years approximates $700 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.
6. Fair Value Measurements
During the fiscal first quarter of 2009, in accordance with U.S. GAAP the Company adopted the standard related to disclosures about derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gain and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.
     The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of January 3, 2010, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $21 billion and $4 billion, respectively.
     As required by U.S. GAAP for derivative instruments and hedging activities, all derivative instruments are to be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
     The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains/losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in other (income) and expense, net, and was insignificant for the fiscal year ended January 3, 2010 and December 28, 2008. Refer to Note 13 for disclosures of movements in Accumulated Other Comprehensive Income.
     As of January 3, 2010, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $145 million after-tax. For additional information, see Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
     The following table is a summary of the activity for the fiscal year ended January 3, 2010 related to designated derivatives as defined in the Codification:

		Gain/(Loss)		Gain/(Loss)
	Gain/(Loss)	reclassed from		recognized
	recognized in	Accumulated		in Other
Cash Flow Hedges	Accumulated	OCI into		Income/
(Dollars in Millions)	OCI(1)	income(1)		Expense(2)

Foreign exchange contracts	$(63)	(47	)(A)	1
Foreign exchange contracts	(173)	70	(B)	(1)
Foreign exchange contracts	5	13	(C)	—
Cross currency interest rate swaps	241	(16	)(D)	—
Foreign exchange contracts	28	(6	)(E)	(12)

Total	$38	14		(12)

(1)	Effective portion

(2)	Ineffective portion

(A)	Included in Sales to customer

(B)	Included in Cost of products sold

(C)	Included in Research expense

(D)	Included in Interest (Income)/Interest Expense, net

(E)	Included in Other (Income)/Expense, net
For the fiscal year ended January 3, 2010, a gain of $21 million was recognized in Other (income)/expense, net, relating to foreign exchange contracts not designated as hedging instruments under the Codification.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     During the fiscal first quarter of 2008, in accordance with U.S. GAAP, the Company adopted the standard related to fair value measurements except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, which became effective during the first fiscal quarter of 2009. The effect of adoption on December 29, 2008 of this standard for non-financial assets and liabilities recorded at fair value on a non-recurring basis did not have a material impact on the Company’s financial position and results of operations. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. During the fiscal first quarter of 2008, the Company adopted the standard related to fair value option for financial assets and financial liabilities. This standard permits the Company to measure certain financial assets and financial liabilities at fair value. The Company assessed the fair value option made available upon adopting this standard, and has elected not to apply the fair value option to any financial instruments that were not already recognized at fair value.
     U.S. GAAP defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with level 1 having the highest priority and level 3 having the lowest.
     The fair value of a derivative financial instrument (i.e. forward exchange contract, currency swap) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position.
     The Company also holds equity investments which are classified as level 1 since they are traded in an active exchange market.
During 2009, the Company acquired substantially all of the assets and rights of Elan’s Alzheimer’s Immunotherapy Program through a newly formed company, JANSSEN Alzheimer Immunotherapy (JAI), of which the Company owns 50.1% and Elan owns 49.9%. In addition, the Company purchased approximately 107 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan’s outstanding ordinary shares. As part of this transaction, the Company paid $885 million to Elan and committed to fund up to $250 million of Elan’s share of research and development spending by JAI. Of this total consideration of $1,135 million, $793 million represents the fair value of the 18.4% investment in Elan based on Elan’s share price in an actively traded market as of the date of this transaction. The IPR&D related to this transaction was $679 million and is associated with bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s Disease. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 40-50% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 26%. The non-controlling interest related to this transaction was $590 million, which the Company has recorded in other non-current liabilities.
     During 2009, the Company entered into a strategic collaboration with Crucell N.V. which will focus on the discovery, development and commercialization of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases. In addition, the Company, through its affiliate, purchased approximately 18% of Crucell’s outstanding ordinary shares for an aggregate purchase price of $448 million. Of the total consideration paid, $329 million represents the fair value of the investment based on Crucell’s share price in an actively traded market as of the date of the transaction with the excess recorded to research and development expense in 2009.
     The Company did not have any other significant financial assets or liabilities which would require revised valuations under this standard that are recognized at fair value.
The Company’s significant financial assets and liabilities measured at fair value as of January 3, 2010 and December 28, 2008 were as follows:

		Significant
	Quoted prices in	other		Significant
	active markets for	observable		unobservable
	identical assets	inputs		inputs	2009	2008
(Dollars in Millions)	Level 1	Level 2		Level 3	Total	Total*

Derivatives designated as hedging instruments:
Assets:
Foreign exchange contracts	$—	436		—	436	1,238
Cross currency interest rate swaps	—	126	**	—	126	110

Total	—	562		—	562	1,348

Liabilities:
Foreign exchange contracts	—	608		—	608	1,298
Cross currency interest rate swaps	—	571	***	—	571	1,033

Total	—	1,179		—	1,179	2,331

Derivatives not designated as hedging instruments:
Assets:
Foreign exchange contracts	—	33		—	33	84
Liabilities:
Foreign exchange contracts	—	40		—	40	47

Other investments	$1,134	—		—	1,134	41

*	2008 assets and liabilities are all classified as Level 2 with the exception of other investments of $41 million which are classified as Level 1.

**	Includes $119 million of non-current assets.

***	Includes $517 million of non-current liabilities.
See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7. Borrowings
The components of long-term debt are as follows:

			Effective				Effective
(Dollars in Millions)	2009		Rate %		2008		Rate %

6.625% Notes due 2009	—		—		199		6.80
5.15% Debentures due 2012	$599		5.18%		599		5.18
3.80% Debentures due 2013	500		3.82		500		3.82
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.15% Debentures due 2018	898		5.15		898		5.15
4.75% Notes due 2019 (1B Euro 1.4382)(2)/(1B Euro 1.4000)(3)	1,429	(2)	5.35		1,390	(3)	5.35
3% Zero Coupon Convertible Subordinated Debentures due 2020	188		3.00		183		3.00
6.73% Debentures due 2023	250		6.73		250		6.73
5.50% Notes due 2024 (500MM GBP1.6189)(2)/(500MM GBP1.4759)(3)	803	(2)	5.71		731	(3)	5.71
6.95% Notes due 2029	294		7.14		294		7.14
4.95% Debenture due 2033	500		4.95		500		4.95
5.95% Notes due 2037	995		5.99		995		5.99
5.86% Debentures due 2038	700		5.86		700		5.86
Other (Includes Industrial Revenue Bonds)	101				102

	8,257	(4)	5.42	(1)	8,341	(4)	5.46	(1)
Less current portion	34				221

	$8,223				8,120

(1)	Weighted average effective rate.

(2)	Translation rate at January 3, 2010.

(3)	Translation rate at December 28, 2008.

(4)	The excess of the fair value over the carrying value of debt was $0.8 billion in 2009 and $1.4 billion in 2008.
Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices in active markets.
     The Company has access to substantial sources of funds at numerous banks worldwide. In September 2009, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion which expires September 23, 2010. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.
     On July 28, 2000, ALZA Corporation, a subsidiary of the Company, completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. Under the terms of the 3% Debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 11.4 million shares have been issued as of January 3, 2010, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount.
     Throughout 2009 the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $6.3 billion at the end of 2009, of which $5.8 billion was borrowed under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.
     The Company filed a shelf registration with the Securities and Exchange Commission that became effective March 11, 2008 which enables the Company to issue an unlimited aggregate principal amount in debt securities and warrants to purchase debt securities.
     Aggregate maturities of long-term obligations commencing in 2009 are:

(Dollars in Millions)					After
2010	2011	2012	2013	2014	2014

$34	35	615	507	9	7,057
8. Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions)	2009	2008	2007

Currently payable:
U.S. taxes	$2,410	2,334	2,990
International taxes	1,515	1,624	1,479

	3,925	3,958	4,469

Deferred:
U.S. taxes	187	126	(722)
International taxes	(623)	(104)	(1,040)

	(436)	22	(1,762)

	$3,489	3,980	2,707

A comparison of income tax expense at the U.S. statutory rate of 35% in 2009, 2008 and 2007, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2009	2008	2007

U.S.	$7,141	6,579	5,237
International	8,614	10,350	8,046

Earnings before taxes on income:	$15,755	16,929	13,283

Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
Ireland and Puerto Rico operations	(5.1)	(6.8)	(8.8)
Research and orphan drug tax credits	(0.6)	(0.6)	(0.8)
U.S. state and local	1.8	1.6	2.1
International subsidiaries excluding Ireland	(6.7)	(5.6)	(7.3)
U.S. manufacturing deduction	(0.4)	(0.4)	(0.3)
In-process research and development (IPR&D)	0.0	0.4	2.1
U.S. Tax international income	(1.6)	(0.5)	(1.9)
All other	(0.3)	0.4	0.3

Effective tax rate	22.1%	23.5	20.4

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The decrease in the 2009 tax rate was primarily due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions. The increase in the 2008 tax rate was mainly attributed to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions, as well as a business restructuring of certain international subsidiaries in 2007, resulting in a one-time benefit of $267 million, which reduced the 2007 effective tax rate by 2%.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     Temporary differences and carry forwards for 2009 and 2008 are as follows:

	2009		2008
	Deferred Tax		Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability

Employee related obligations	$2,153		2,615
Stock based compensation	1,291		1,296
Depreciation		(661)		(523)
Non-deductible intangibles		(2,377)		(1,791)
International R&D capitalized for tax	1,989		1,914
Reserves & liabilities	1,014		688
Income reported for tax purposes	648		629
Net operating loss carryforward international	615		393
Miscellaneous international	1,474	(110)	964	(251)
Miscellaneous U.S.	799		1,828

Total deferred income taxes	$9,983	(3,148)	10,327	(2,565)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The 2009 and 2008 deferred tax Miscellaneous U.S. includes current year tax receivables. The Company has a wholly-owned international subsidiary which has cumulative net losses. The Company believes that it is more likely than not that the subsidiary will realize future taxable income sufficient to utilize these deferred tax assets.
     The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2009	2008	2007

Beginning of year	$1,978	1,653	1,262
Increases related to current year tax positions	555	545	487
Increases related to prior period tax positions	203	87	77
Decreases related to prior period tax positions	(163)	(142)	(117)
Settlements	(87)	(137)	(14)
Lapse of statute of limitations	(83)	(28)	(42)

End of year	$2,403	1,978	1,653

The Company had $2.4 billion and $2.0 billion of unrecognized tax benefits, as of January 3, 2010 and December 28, 2008, respectively. All of the unrecognized tax benefits of $2.4 billion at January 3, 2010, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2002. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2002 with some jurisdictions remaining open as far back as 1995. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company believes that it is possible that within the next twelve months, the IRS may complete its audit of the tax years 2003-2005. The close of the audit may result in the reduction of unrecognized tax benefits. The Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.
     The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the fiscal year ended January 3, 2010, the Company recognized $85 million of interest expense and $30 million of interest income with an after-tax impact of $36 million expense. For the fiscal year ended December 28, 2008, the Company recognized $106 million of interest expense with an after-tax impact of $69 million. For the fiscal year ended December 30, 2007, the Company recognized $58 million of interest expense and $42 million of interest income with an after-tax impact of $10 million expense. The total amount of accrued interest was $309 million and $227 million in 2009 and 2008, respectively.
9. Employee Related Obligations
At the end of 2009 and 2008, employee related obligations recorded on the Consolidated Balance Sheet were:

(Dollars in Millions)	2009	2008

Pension benefits	$2,792	4,382
Postretirement benefits	2,245	2,217
Postemployment benefits	1,504	870
Deferred compensation	790	772

Total employee obligations	7,331	8,241
Less current benefits payable	562	450

Employee related obligations — long-term	$6,769	7,791

Prepaid employee related obligations of $266 million and $136 million for 2009 and 2008, respectively, are included in other assets on the consolidated balance sheet.
10. Pensions and Other Benefit Plans

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
     The Company uses the date of its consolidated financial statements (January 3, 2010 and December 28, 2008, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
     In accordance with U.S. GAAP the Company has adopted the recent standards related to employers’ accounting for defined benefit pension and other postretirement plans.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2009, 2008 and 2007 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2009	2008	2007	2009	2008	2007

Service cost	$511	545	597	$137	142	140
Interest cost	746	701	656	174	166	149
Expected return on plan assets	(934)	(876)	(809)	(1)	(2)	(2)
Amortization of prior service cost	13	10	10	(5)	(4)	(7)
Amortization of net transition asset	1	2	1	—	—	—
Recognized actuarial losses	155	62	186	55	64	66
Curtailments and settlements	(11)	7	5	(1)	—	—

Net periodic benefit cost	$481	451	646	$359	366	346
The net periodic benefit cost attributable to U.S. retirement plans was $286 million, $220 million and $379 million in 2009, 2008 and 2007, respectively.
     Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)

Amortization of net transition obligation	$1
Amortization of net actuarial losses	296
Amortization of prior service cost	5
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

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2009	2008	2007	2009	2008	2007

U.S. Benefit Plans
Discount rate	6.50%	6.50	6.50	6.50%	6.50	6.50
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans

Discount rate	5.75%	6.00	5.50	6.75%	7.25	6.50
Expected long-term rate of return on plan assets	8.00	8.00	8.25	—	—	—
Rate of increase in compensation levels	4.00	4.00	4.00	4.75	4.50	4.50

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
     The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2009	2008

Health care cost trend rate assumed for next year	8.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	5.00
Year the rate reaches the ultimate trend rate	2017	2015
A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease

Health Care Plans

Total interest and service cost	$34	$(28)
Postretirement benefit obligation	315	(254)

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2009 and 2008 for the Company’s defined benefit retirement plans and other postretirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2009	2008	2009	2008

Change in Benefit Obligation
Projected benefit obligation — beginning of year	$11,923	12,002	$2,765	2,721
Service cost	511	545	137	142
Interest cost	746	701	174	166
Plan participant contributions	50	60	—	—
Amendments	3	10	—	1
Actuarial losses (gains)	412	(318)	51	(124)
Divestitures & acquisitions	15	—	13	(2)
Curtailments & settlements & restructuring	(3)	(2)	748	—
Benefits paid from plan	(570)	(535)	(313)	(122)
Effect of exchange rates	362	(540)	15	(17)

Projected benefit obligation — end of year*	$13,449	11,923	$3,590	2,765

Change in Plan Assets
Plan assets at fair value — beginning of year	$7,677	10,469	$17	29
Actual return (loss) on plan assets	2,048	(2,787)	4	(7)
Company contributions	1,354	978	308	117
Plan participant contributions	50	60	—	—
Settlements	—	(1)	—	—
Benefits paid from plan assets	(570)	(535)	(313)	(122)
Effect of exchange rates	364	(507)	—	—

Plan assets at fair value — end of year	$10,923	7,677	$16	17

Funded status at — end of year*	$(2,526)	(4,246)	$(3,574)	(2,748)

Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$266	136	$—	—
Current liabilities	(53)	(45)	(484)	(212)
Non-current liabilities	(2,739)	(4,337)	(3,090)	(2,536)

Total recognized in the consolidated balance sheet — end of year	$(2,526)	(4,246)	$(3,574)	(2,748)

Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$3,415	4,209	$924	1,006
Prior service cost (credit)	47	43	(23)	(29)
Unrecognized net transition obligation	5	6	—	—

Total before tax effects	$3,467	4,258	$901	977

Accumulated Benefit Obligations — end of year*	$11,687	10,357

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$481	451	$359	366

Net actuarial (gain) loss	(704)	3,344	48	60
Amortization of net actuarial loss	(134)	(68)	(131)	(65)
Prior service cost	3	10	—	1
Amortization of prior service cost	(13)	(11)	5	6
Effect of exchange rates	57	(102)	2	(1)

Total recognized in other comprehensive income, before tax	$(791)	3,173	$(76)	1

Total recognized in net periodic benefit cost and other comprehensive income	$(310)	3,624	$283	367

*	The Company does not fund certain plans, as funding is not required. $1.2 billion of the projected benefit obligation and $1.2 billion of the underfunded status for each of the fiscal years 2009 and 2008 relates to the unfunded pension plans. $1.0 billion and $0.9 billion of the accumulated benefit obligation for the fiscal years 2009 and 2008, respectively, relate to these unfunded pension plans.
Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans
(Dollars in Millions)	2009	2008

Accumulated benefit obligation	$(4,065)	(9,885)
Projected benefit obligation	(4,663)	(11,379)
Plan assets at fair value	2,564	7,021

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2010	2011	2012	2013	2014	2015-2019

Projected future benefit payments

Retirement plans	$558	553	582	604	636	3,925

Other benefit plans — gross	$209	198	196	198	197	995
Medicare rebates	(9)	—	—	—	—	—

Other benefit plans — net	$200	198	196	198	197	995

In 2009, the Company contributed $839 million and $515 million to its U.S. and international pension plans, respectively. In addition, the Company funded $500 million to its U.S. plans in the first month of 2010.
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

(Dollars in Millions)	2010	2011	2012	2013	2014	2015-2019

Projected future contributions

Unfunded U.S. retirement plans	$34	36	38	40	44	288

Unfunded International retirement plans	$32	29	31	33	32	186

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including diversification, liquidity of local markets and liquidity of base currency. A majority of the Company’s pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds. An asset allocation of 75% equities and 25% fixed income is generally pursued unless local regulations and illiquidity require otherwise.
     The Company’s retirement plan asset allocation at the end of 2009 and 2008 and target allocations for 2010 are as follows:

	Percent of		Target
	Plan Assets		Allocation
	2009	2008	2010

U.S. Retirement Plans
Equity securities	76%	70%	75%
Debt securities	24	30	25

Total plan assets	100%	100%	100%

International Retirement Plans
Equity securities	65%	61%	65%
Debt securities	34	38	34
Real estate and other	1	1	1

Total plan assets	100%	100%	100%

The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $16 million and $17 million at January 3, 2010 and December 28, 2008, respectively.
     The fair value of Johnson & Johnson common stock directly held in plan assets was $469 million (4.3% of total plan assets) at January 3, 2010 and $416 million (5.4% of total plan assets) at December 28, 2008.
DETERMINATION OF FAIR VALUE
The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
     While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
VALUATION HIERARCHY
The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
     Following is a description of the valuation methodologies used for the investments measured at fair value.
     • Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.
     • Government and agency securities — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.
     • Debt instruments — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1.
If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
     • Equity securities — Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.
     • Commingled funds — The investments are public investment vehicles valued using the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.
     • Insurance contracts — The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.
     • Other assets — Other assets are represented primarily by limited partnerships and real estate investments, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1 while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. These, as well as any other assets valued using unobservable inputs, are classified as Level 3.
The following table sets forth the trust investments measured at fair value as of January 3, 2010:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(Dollars in Millions)	(Level 1)	(Level 2)	(Level 3)	Total Assets

Short-term investment funds	$91	358	—	449
Government and agency securities	—	1,165	—	1,165
Debt instruments	3	1,145	5	1,153
Equity securities	5,068	58	15	5,141
Commingled funds	—	2,673	26	2,699
Insurance contracts	—	—	32	32
Other assets	31	171	82	284

Trust investments at fair value	$5,193	5,570	160	10,923

LEVEL 3 GAINS AND LOSSES
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended January 3, 2010:

	Debt	Equity	Commingled	Insurance	Other	Total
(Dollars in Millions)	Instruments	Securities	Funds	Contracts	Assets	Level 3

Balance December 28, 2008	$7	15	15	29	85	151
Realized gains (losses)	—	—	—	3	—	3
Unrealized gains (losses)	2	(2)	(2)	—	(3)	(5)
Purchases, sales, issuances and settlements, net	(4)	2	13	—	—	11

Balance January 3, 2010	$5	15	26	32	82	160

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11. Savings Plan
The Company has voluntary 401 (k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $163 million, $166 million and $169 million in 2009, 2008 and 2007, respectively.
12. Capital and Treasury Stock
Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock	Treasury Stock
Number of Shares in Thousands)	Shares	Amount

Balance at December 31, 2006	226,612	$10,974
Employee compensation and stock option plans	(33,296)	(2,180)
Conversion of subordinated debentures	(194)	(13)
Repurchase of common stock	86,498	5,607

Balance at December 30, 2007	279,620	14,388
Employee compensation and stock option plans	(29,906)	(2,005)
Conversion of subordinated debentures	(19)	(1)
Repurchase of common stock	100,970	6,651

Balance at December 28, 2008	350,665	19,033
Employee compensation and stock option plans	(22,161)	(1,377)
Conversion of subordinated debentures	(96)	(6)
Repurchase of common stock	37,114	2,130

Balance at January 3, 2010	365,522	$19,780

Aggregate shares of Common Stock issued were approximately 3,120 million shares at the end of 2009, 2008 and 2007.
     Cash dividends paid were $1.930 per share in 2009, compared with dividends of $1.795 per share in 2008 and $1.620 per share in 2007.
13. Accumulated Other Comprehensive Income
Components of other comprehensive income/(loss) consist of the following:

					Total
				Gains/	Accumulated
	Foreign	Gains/		(Losses) on	Other
	Currency	(Losses) on	Employee	Derivatives	Comprehensive
(Dollars in Millions)	Translation	Securities	Benefit Plans	& Hedges	Income/(Loss)

December 31, 2006	$(158)	61	(2,030)	9	(2,118)
2007 changes
Unrealized gain (loss)	—	28	—	(78)
Net amount reclassed to net earnings	—	(5)	—	24
Net 2007 changes	786	23	670	(54)	1,425

December 30, 2007	$628	84	(1,360)	(45)	(693)
2008 changes
Unrealized gain (loss)	—	(32)	—	94
Net amount reclassed to net earnings	—	(27)	—	72
Net 2008 changes	(2,499)	(59)	(1,870)	166	(4,262)

December 28, 2008	$(1,871)	25	(3,230)	121	(4,955)
2009 changes
Unrealized gain (loss)	—	(52)	—	38
Net amount reclassed to net earnings	—	(3)	—	(14)
Net 2009 changes	1,363	(55)	565	24	1,897

January 3, 2010	$(508)	(30)	(2,665)	145	(3,058)

The tax effect on the unrealized gains/(losses) on the equity securities was income of $14 million in 2009 and expense of $14 million and $46 million in 2008 and 2007, respectively. The tax effect related to employee benefit plans was $302 million, $1,090 million and $349 million in 2009, 2008 and 2007, respectively. The tax effect on the gains/(losses) on derivatives and hedges was expense of $78 million and $70 million in 2009 and 2008, respectively, and income of $24 million in 2007. See Note 6 for additional information relating to derivatives and hedging.
     The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. International Currency Translation
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
     An analysis of the changes during 2009, 2008 and 2007 for foreign currency translation adjustments is included in Note 13.
     Net currency transaction and translation gains and losses included in other (income) expense were losses of $210 million, $31 million and $23 million in 2009, 2008 and 2007, respectively.
15. Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 3, 2010, December 28, 2008 and December 30, 2007:

(Shares in Millions Except Per Share Data)	2009	2008	2007

Basic net earnings per share	$4.45	4.62	3.67
Average shares outstanding — basic	2,759.5	2,802.5	2,882.9
Potential shares exercisable under stock option plans	118.0	179.0	178.6
Less: shares repurchased under treasury stock method	(92.0)	(149.6)	(154.5)
Convertible debt shares	3.6	3.7	3.7

Adjusted average shares outstanding — diluted	2,789.1	2,835.6	2,910.7
Diluted net earnings per share	$4.40	4.57	3.63

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2009, 2008 and 2007.
     Diluted net earnings per share excludes 121 million, 59 million and 64 million shares underlying stock options for 2009, 2008 and 2007, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
16. Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $322 million in 2009, $309 million in 2008 and $302 million in 2007.
     The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 3, 2010 are:

(Dollars in Millions)					After
2010	2011	2012	2013	2014	2014	Total

$178	150	128	103	87	94	740
Commitments under capital leases are not significant.
17. Common Stock, Stock Option Plans and Stock Compensation Agreements
STOCK OPTIONS
At January 3, 2010, the Company had 11 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director’s Plan and the ALZA, Inverness, and Scios Stock Option Plans. During 2009, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.
     The compensation cost that has been charged against income for these plans was $628 million, $627 million and $698 million for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $210 million, $210 million and $238 million for 2009, 2008 and 2007, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.
     Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five years. All options are granted at the average of the high and low prices of the Company’s common stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 139.7 million at the end of 2009.
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

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     The average fair value of options granted was $8.35, $7.66, and $11.67 in 2009, 2008, and 2007, respectively. The fair value was estimated based on the weighted average assumptions of:

	2009		2008		2007

Risk-free rate	2.71%		2.97%		4.78%
Expected volatility	19.5%		15.0%		14.7%
Expected life	6.0	yrs	6.0	yrs	6.0	yrs
Dividend yield	3.30%		2.90%		2.50%
A summary of option activity under the Plan as of January 3, 2010, December 28, 2008, and December 30, 2007 and changes during the years ending on those dates is presented below:

			Aggregate
		Weighted	Intrinsic
	Outstanding	Average	Value
(Shares in Thousands)	Shares	Exercise Price	(Dollars in Millions)

Shares at December 31, 2006	242,927	$54.57	$2,788

Options granted	26,789	65.61
Options exercised	(33,224)	45.92
Options canceled/forfeited	(7,863)	63.00

Shares at December 30, 2007	228,629	56.83	$2,411

Options granted	22,428	61.80
Options exercised	(30,033)	50.27
Options canceled/forfeited	(5,525)	61.90

Shares at December 28, 2008	215,499	58.14	$597

Options granted	21,576	58.32
Options exercised	(18,225)	50.97
Options canceled/forfeited	(6,131)	61.85

Shares at January 3, 2010	212,719	$58.66	$1,310

The total intrinsic value of options exercised was $184 million, $506 million, and $625 million in 2009, 2008 and 2007, respectively. The total unrecognized compensation cost was $612 million as of January 3, 2010, $632 million as of December 28, 2008 and $652 million as of December 30, 2007. The weighted average period for this cost to be recognized was 1.16 years, 1.06 years and 1.01 years for 2009, 2008, and 2007, respectively.
     The following table summarizes stock options outstanding and exercisable at January 3, 2010:

	Outstanding				Exercisable
(Shares in Thousands)				Average		Average
Exercise		Average		Exercise		Exercise
Price Range	Options	Life	(1)	Price	Options	Price

$ 7.33 - $28.09	104	1.5		$22.89	104	$22.89
$31.27- $40.08	131	0.3		35.83	131	35.83
$41.26- $49.86	1,024	1.2		47.09	1,024	47.09
$50.52- $52.11	17,328	0.8		50.70	17,328	50.70
$52.13- $53.77	22,193	3.1		52.22	22,152	52.22
$53.93- $54.89	26,155	4.0		53.93	26,156	53.93
$55.01- $58.25	26,332	2.1		57.30	26,328	57.30
$58.33- $65.10	63,805	7.7		59.48	21,367	58.48
$65.62- $68.37	55,647	5.8		65.97	33,759	66.19

	212,719	5.0		$58.66	148,349	$57.26

(1)	Average contractual life remaining in years.
Stock options exercisable at December 28, 2008 and December 30, 2007 were 144,962 at an average price of $56.25 and an average life of 5.3 years and 137,310 at an average price of $52.33 and an average life of 5.6 years, respectively.
RESTRICTED SHARE UNITS
The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.
     A summary of share activity under the Plan as of January 3, 2010:

Outstanding
(Shares in Thousands)	Shares

Shares at December 31, 2006	6,885
Shares granted	8,029
Shares issued	(33)
Shares canceled/forfeited	(1,220)

Shares at December 30, 2007	13,661
Shares granted	10,105
Shares issued	(40)
Shares canceled/forfeited	(1,468)

Shares at December 28, 2008	22,258
Shares granted	11,172
Shares issued	(5,714)
Shares canceled/forfeited	(1,392)

Shares at January 3, 2010	26,324

The average fair value of the restricted share units granted was $52.79, $56.70 and $60.86 in 2009, 2008 and 2007, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $308.4 million, $2.5 million and $1.8 million in 2009, 2008 and 2007, respectively.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18. Segments of Business(1) and Geographic Areas

	Sales to Customers(2)
(Dollars in Millions)	2009	2008	2007

Consumer —
United States	$6,837	6,937	6,408
International	8,966	9,117	8,085

Total	15,803	16,054	14,493

Pharmaceutical —
United States	13,041	14,831	15,603
International	9,479	9,736	9,263

Total	22,520	24,567	24,866

Medical Devices and Diagnostics —
United States	11,011	10,541	10,433
International	12,563	12,585	11,303

Total	23,574	23,126	21,736

Worldwide total	$61,897	63,747	61,095

	Operating Profit			Identifiable Assets
(Dollars in Millions)	2009(5)	2008(6)	2007(7)	2009	2008	2007

Consumer	$2,475	2,674	2,277	$24,671	23,765	26,550
Pharmaceutical	6,413	7,605	6,540	21,460	19,544	19,780
Medical Devices and Diagnostics	7,694	7,223	4,846	22,853	20,779	19,978

Total	16,582	17,502	13,663	68,984	64,088	66,308
Less: Expense not allocated to segments(3)	827	573	380
General corporate(4)				25,698	20,824	14,646

Worldwide total	$15,755	16,929	13,283	$94,682	84,912	80,954

	Additions to Property,			Depreciation and
	Plant & Equipment			Amortization
(Dollars in Millions)	2009	2008	2007	2009	2008	2007

Consumer	$439	499	504	$513	489	472
Pharmaceutical	535	920	1,137	922	986	1,033
Medical Devices and Diagnostics	1,114	1,251	919	1,124	1,146	1,080

Segments total	2,088	2,670	2,560	2,559	2,621	2,585
General corporate	277	396	382	215	211	192

Worldwide total	$2,365	3,066	2,942	$2,774	2,832	2,777

	Sales to Customers(2)			Long-Lived Assets(8)
(Dollars in Millions)	2009	2008	2007	2009	2008	2007

United States	$30,889	32,309	32,444	$22,399	21,674	21,685
Europe	15,934	16,782	15,644	17,347	14,375	15,578
Western Hemisphere excluding U.S.	5,156	5,173	4,681	3,540	3,328	3,722
Asia-Pacific, Africa	9,918	9,483	8,326	1,868	1,898	1,261

Segments total	61,897	63,747	61,095	45,154	41,275	42,246
General corporate				790	785	702
Other non long-lived assets				48,738	42,852	38,006

Worldwide total	$61,897	63,747	61,095	$94,682	84,912	80,954

(1)	See Note 1 for a description of the segments in which the Company operates.

(2)	Export sales are not significant. In 2009, 2008 and 2007, the Company did not have a customer that represented 10% of total revenues.

(3)	Amounts not allocated to segments include interest (income) expense, non-controlling interests and general corporate (income) expense.

(4)	General corporate includes cash and marketable securities.

(5)	Includes $1,186 million of restructuring expense, comprised of $369 million, $496 million, and $321 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. Includes $386 million of fourth quarter net litigation gain, comprised of a $92 million expense in the Pharmaceutical segment and a gain of $478 million in the Medical Devices and Diagnostics segment.

(6)	Includes $7 million and $174 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. Includes $379 million of fourth quarter net litigation gain, comprised of a $50 million expense in the Consumer segment and a gain of $429 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $536 million gain on the divestiture of the Professional Wound Care business of Ethicon, Inc.

(7)	Includes $745 million of restructuring expense, comprised of $15 million, $429 million, and $301 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment includes $807 million of IPR&D. The Pharmaceutical segment also includes $678 million for the write-down of the NATRECOR ® intangible asset.

(8)	Long-lived assets include property, plant and equipment, net for 2009, 2008 and 2007 of $14,759, $14,365 and $14,185, respectively, and intangible assets and goodwill, net for 2009, 2008 and 2007 of $31,185, $27,695 and $28,763, respectively.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
19. Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2009 and 2008 are summarized below:

	2009					2008
	First	Second	Third	Fourth		First	Second		Third	Fourth
(Dollars in Millions Except Per Share Data)	Quarter	Quarter	Quarter	Quarter	(1)	Quarter	Quarter	(2)	Quarter	Quarter	(3)

Segment sales to customers
Consumer	$3,711	3,854	3,989	4,249		4,064	4,036		4,099	3,855
Pharmaceutical	5,780	5,498	5,249	5,993		6,429	6,340		6,113	5,685
Med Devices & Diagnostics	5,535	5,887	5,843	6,309		5,701	6,074		5,709	5,642

Total sales	$15,026	15,239	15,081	16,551		16,194	16,450		15,921	15,182

Gross profit	10,775	10,789	10,647	11,239		11,580	11,699		11,147	10,810
Earnings before provision for taxes on income	4,643	4,263	4,245	2,604		4,747	4,375		4,290	3,517
Net earnings	3,507	3,208	3,345	2,206		3,598	3,327		3,310	2,714

Basic net earnings per share	$1.27	1.16	1.21	0.80		1.27	1.18		1.19	0.98

Diluted net earnings per share	$1.26	1.15	1.20	0.79		1.26	1.17		1.17	0.97

(1)	The fourth quarter of 2009 includes an after-tax charge of $852 million for restructuring and $212 million after-tax of income from net litigation.

(2)	The second quarter of 2008 includes an after-tax charge of $40 million for IPR&D.

(3)	The fourth quarter of 2008 includes an after-tax charge of $141 million for IPR&D, $229 million after-tax of income from net litigation and $331 million after-tax gain on the divestiture of the Professional Wound Care business of Ethicon, Inc. The gain from the divestiture of the Professional Wound Care business of Ethicon, Inc. was reinvested in the business.
20. Business Combinations and Divestitures
Certain businesses were acquired for $2,470 million in cash and $875 million of liabilities assumed and non-controlling interests during 2009. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
     The 2009 acquisitions included: Mentor Corporation, a leading supplier of medical products for the global aesthetics market; Cougar Biotechnology, Inc., a development stage biopharmaceutical company with a specific focus on oncology; Finsbury Orthopaedics Limited, a privately held UK-based manufacturer and global distributor of orthopaedic implants; Gloster Europe, a privately held developer of innovative disinfection processes and technologies to prevent healthcare-acquired infections and substantially all of the assets and rights of Elan’s Alzheimer’s Immunotherapy Program through a newly formed company, of which the Company owns 50.1% and Elan owns 49.9%.
     The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,940 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $1,737 million has been identified as the value of IPR&D primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan’s Alzheimer’s Immunotherapy Program. Additionally, approximately $1,107 million has been identified as the value of other intangible assets, including patents & technology and customer relationships primarily associated with the acquisition of Mentor Corporation.
     The IPR&D related to the acquisition of Cougar Biotechnology, Inc. was $971 million and is associated with abiraterone acetate, a late stage, first-in-class compound for the treatment of prostate cancer. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60-85% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 23.5%.
Refer to Note 6 for information related to the Elan transaction.
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
     The IPR&D charge related to the acquisition of Omrix Biopharmaceuticals, Inc. was $127 million and is associated with stand-alone and combination biosurgical technologies used to achieve hemostasis. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60-90% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%. As of the end of the 2008 fiscal year, 97.8% of the outstanding shares of Common Stock of Omrix Biopharmaceuticals,

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Inc. had been tendered by stockholders. Excluding shares that were tendered subject to guaranteed delivery procedures, 90.2% of the outstanding shares of Common Stock had been tendered. On December 30, 2008 the Company completed the acquisition of Omrix Biopharmaceuticals, Inc.
     The IPR&D charge related to the acquisition of Amic AB was $40 million and is associated with point-of-care device and 4CAST Chip technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 20%.
     The IPR&D charge related to the acquisition of SurgRx, Inc. was $7 million and is associated with vessel cutting and sealing surgical devices. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 90-95% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 18%.
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
     Supplemental pro forma information for 2009, 2008 and 2007 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
     With the exception of the divestiture of the Professional Wound Care business of Ethicon, Inc., which resulted in a gain of $536 million before tax, and is recorded in other (income) expense, net, in 2008, divestitures in 2009, 2008 and 2007 did not have a material effect on the Company’s results of operations, cash flows or financial position.
Note 21 — Legal Proceedings
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
     Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits. There are a significant number of claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, RISPERDAL®, LEVAQUIN®, DURAGESIC®, the CHARITÉ™ Artificial Disc and CYPHER® Stent. These claimants seek substantial compensatory and, where available, punitive damages.
     With respect to RISPERDAL ®, the Attorneys General of eight states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of more than 40 other states have indicated a potential interest in pursuing similar litigation against the Company’s subsidiary, Janssen Pharmaceutica Inc. (Janssen) (now Ortho-McNeil-Janssen Pharmaceuticals Inc. (OMJPI)), and have obtained a tolling agreement staying the running of the statute of limitations while they inquire into the issues. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions. In the case brought by the Attorney General of West Virginia, based on claims for alleged consumer fraud as to DURAGESIC® as well as RISPERDAL®, Janssen (now OMJPI) was found liable and damages were assessed at $4.5 million. OMJPI has filed an appeal.
     Numerous claims and lawsuits in the United States relating to the drug PROPULSID®, withdrawn from general sale by the Company’s Janssen (now OMJPI) subsidiary in 2000, have been resolved or are currently enrolled in settlement programs with an aggregate cap below $100 million. Similar litigation concerning PROPULSID® is pending in Canada, where a national class action of persons alleging adverse reactions to the drug has been certified and a settlement program instituted with an aggregate cap below $10 million.
AFFIRMATIVE STENT PATENT LITIGATION
In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. The Court of Appeals for the Federal Circuit has upheld liability in these cases, and on September 30, 2008, the district court entered judgments, including interest, in the amounts of $702 million and $521 million against Boston Scientific and

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Medtronic, respectively. Medtronic paid $472 million in October 2008, representing the judgment, net of amounts exchanged in settlement of a number of other litigations between the companies. The net settlement of $472 million was recorded as a credit to other (income) expense, net in the 2008 consolidated statement of earnings. In September 2009, Cordis settled this case with Boston Scientific together with the Kastenhofer/Fontirroche and Ding cases described below, for a net payment of $716 million. As part of that settlement Boston Scientific received a paid up license to the Fontirroche family of patents worldwide and Cordis received a paid license to the Kastenhofer and Ding families of patents worldwide and the parties settled all pending lawsuits worldwide relating to these patents. The receipt of $716 million, less the impact of other litigation matters, resulted in a credit to other (income) expense, net of $386 million in the fiscal fourth quarter of 2009. In addition, in May 2009, Medtronic paid $270 million to settle additional patent infringement claims asserted by Cordis based on its vascular stent patents, which was recorded as a credit to other (income) expense, net in the fiscal second quarter of 2009.
     In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2™, Taxus® and Liberte® stents of infringing the Palmaz patent that expired in November 2005. The Liberte® stent was also accused of infringing Cordis’ Gray patent that expires in 2016. In June 2005, a jury found that the Express2™, Taxus® and Liberte® stents infringed the Palmaz patent and that the Liberte® stent also infringed the Gray patent. On March 31, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed this judgment. The case was remanded to the district court for a trial on damages and willfulness. Cordis also filed a lawsuit in Delaware Federal District Court in October of 2008 alleging that Boston Scientific’s sales of Taxus® and Liberte® after June of 2005 infringes Cordis’ Gray patent. On January 29, 2010, these cases together with the Jang case referred to in the paragraph below, were settled. Under the terms of the settlement, Boston Scientific paid Cordis $1.0 billion on February 1, 2010, and will pay Cordis an additional $725 million plus interest on January 3, 2011. Cordis granted Boston Scientific a paid up worldwide license under the Palmaz and Gray patents and Boston Scientific granted Cordis a paid up worldwide license under the Jang patents for all stents sold by Cordis except the 2.25mm size Cypher.
     Cordis has several pending lawsuits in New Jersey and Delaware Federal District Court against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific and Medtronic alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several patents owned by or licensed to Cordis. In one of the cases against Boston Scientific, alleging that sales of their Promus™ stent infringed Wright and Falotico patents, on January 20, 2010 the District Court in Delaware found the Wright/Falotico patent invalid for lack of written description and/or lack of enablement. Cordis intends to appeal this ruling.
PATENT LITIGATION AGAINST VARIOUS JOHNSON & JOHNSON SUBSIDIARIES
The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.
     In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® Stent infringed Boston Scientific’s Ding ‘536 patent and that the Cordis CYPHER® and BX VELOCITY® Stents also infringed Boston Scientific’s Jang ‘021 patent. The jury also found both of those patents valid. In January 2009, the Court of Appeals for the Federal Circuit held the Ding patent invalid and a judgment in favor of Cordis in that case has been entered. In March 2009, the Court of Appeals for the Federal Circuit upheld the judgment that Cordis’ CYPHER® Stent infringed Boston Scientific’s Jang patent. The case has been remanded for a trial on the issues of damages and willfulness. The Jang case has been dismissed as part of the January 2010 settlement described in the paragraph above relating to the Express2™, Taxus® and Liberte® stents.
     In Germany, Boston Scientific had several actions based on its Ding patents pending against the Cordis CYPHER® Stent. Boston Scientific also had brought actions in Belgium, the Netherlands, Germany, France and Italy under its Kastenhofer patent, which purports to cover two-layer catheters such as those used to deliver the CYPHER® Stent. These cases have been settled as part of the September 2009 settlement described above.
     Trial in Boston Scientific’s U.S. case based on the Kastenhofer patent in Federal District Court in California concluded in October 2007 with a jury finding that the patent was invalid. The jury also found for Cordis on its counterclaim that sale by Boston Scientific of its balloon catheters and stent delivery systems infringe Cordis’ Fontirroche patent. The Court has denied Boston Scientific’s post trial motions. This case was settled as part of the September 2009 settlement described above.
     In May 2008, Centocor, Inc. (Centocor) (now Centocor Ortho Biotech Inc. (COBI)) filed a lawsuit against Genentech, Inc. (Genentech) in U.S. District Court for the Central District of California seeking to invalidate the Cabilly II patent. Prior to filing suit, Centocor had a sublicense under this patent from Celltech (who was licensed by Genentech) for REMICADE® and had been paying royalties to Celltech. Centocor has terminated that sublicense and stopped paying royalties. Genentech has filed a counterclaim alleging that REMICADE® infringes its Cabilly II patents and that the manufacture of REMICADE®, STELARA™, SIMPONI™ and ReoPro® also infringes one of its other patents relating to the purification of antibodies made through recombinant DNA techniques. The court has scheduled a hearing for Summary Judgment Motions in August 2010.
     In April 2009, a bench trial was held before the Federal District Court for the Middle District of Florida on the liability phase of Ciba’s patent infringement lawsuit alleging that Johnson & Johnson Vision Care, Inc.’s (JJVC) ACUVUE® OASYS™ lenses infringe three of their Nicholson patents. In August 2009, the District Court found two of these patents valid and infringed and entered judgment against JJVC. JJVC has appealed that judgment to the Court of Appeals for the Federal Circuit. On March 22, 2010, the District Court will hold a hearing on Ciba’s motion for a permanent injunction. If the judgment is upheld on appeal the Court will schedule another trial to determine damages and willfulness.
     In May 2009, Abbott Biotechnology Ltd. filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that Centocor’s SIMPONI™ product, a human anti-TNF alpha antibody, infringes Abbott’s ‘394 patent (the Salfeld patent). The case has been stayed pending the resolution of an arbitration filed by Centocor directed to its claim that it is licensed under the ‘394 patent. The arbitration is scheduled for March 2010.
     In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against COBI in the United States District Court for the District of Massachusetts. The suit alleges that COBI’s STELARA™ product infringes two U.S. patents assigned to Abbott GmbH. In August 2009, COBI filed a complaint for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents in the United States District Court for the District of Columbia. On the same date, also in the United States District Court for the District of

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Columbia, COBI filed a Complaint for Review of a Patent Interference Decision granting priority of invention on one of the two asserted patents to Abbott GmbH. In August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement suit in Canada alleging that STELARA™ infringes Abbott GmbH’s Canadian patent. The cases filed by COBI in the District of Columbia have been transferred to the District of Massachusetts.
     In August 2009, Bayer Healthcare LLC filed suit against COBI in Massachusetts District Court alleging infringement by COBI’s SIMPONI™ product of its patent relating to human anti-TNF antibodies. Bayer has also filed suit under its European counterpart to these patents in Germany and the Netherlands.
     In June 2009, Centocor’s (now COBI) lawsuit alleging that Abbott’s HUMIRA anti-TNF alpha product infringes Centocor’s ‘775 patent went to trial in Federal District Court in the Eastern District of Texas. On June 28, 2009 a jury returned a verdict finding the patent valid and willfully infringed, and awarded Centocor damages of approximately $1.7 billion. A bench trial on Abbott’s defenses, of inequitable conduct and prosecution laches, was held in August 2009, and the District Court decided these issues in favor of Centocor. All of Abbott’s post trial motions have been denied except that the District Court granted Abbott’s motion to overturn the jury finding of willfulness. Judgment in the amount of $1.9 billion was entered in favor of Centocor in December 2009 and Abbott has filed an appeal to the Court of Appeals for the Federal Circuit. The Company has not reflected any of the $1.9 billion in its consolidated financial statements. Centocor has also filed a new lawsuit in the Eastern District of Texas seeking damages for infringement of the ‘775 patent attributable to sales of HUMIRA subsequent to the jury verdict in June 2009.
     The following chart summarizes various patent lawsuits concerning products of the Company’s subsidiaries that have yet to proceed to trial:

J&J			Plaintiff/
Product	Company	Patents	Patent Holder	Court	Trial Date**	Date Filed

CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	Q2/11	11/07

CYPHER® Stent	Cordis	Saffran	Saffran	E.D. TX	Q2/11	10/07

Blood Glucose Meters and Strips	LifeScan	Wilsey	Roche Diagnostics	D. DE	*	11/07

REMICADE®, ustekinumab,	Centocor/COBI	Cabilly II	Genentech	C.D. CA	*	05/08
golimumab, ReoPro®

SIMPONI™	Centocor/COBI	Salfeld	Abbott Laboratories	MA	*	05/09

SIMPONI™	Centocor/COBI	Boyle	Bayer Healthcare	MA	*	08/09

STELARA™	Centocor/COBI	Salfeld	Abbott GmbH	MA/DC	*	08/09

*	Trial date to be scheduled.

**	Q reflects the Company’s fiscal quarter.
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
     As noted in the following chart, 30-month stays expired during 2009, and will expire in 2010, 2011 and 2012 with respect to ANDA challenges regarding various products:

Brand Name	Patent/NDA	Generic		Trial	Date	30-Month
Product	Holder	Challenger	Court	Date**	Filed	Stay Expiration

CONCERTA®	McNeil-PPC	Andrx	D. DE	Q4/07	09/05	None
18, 27, 36 and 54 mg controlled release tablet	ALZA	KUDCO	D. DE	*	01/10	05/12

LEVAQUIN® 250, 500, 750 mg tablet	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09

ORTHO TRI-CYCLEN® LO	Ortho-McNeil	Watson	D. NJ	*	10/08	03/11
0.18 mg/0.025 mg, 0.215 mg/0.025 mg and 0.25 mg/0.025 mg		Sandoz	D. NJ D. NJ	* *	06/09	10/11 06/12

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Par	D. DE	Q2/09	05/07	09/09
					06/07	11/09
					10/07	03/10

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Impax	D. DE	Q2/10	08/08	01/11
					11/08	03/11

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Paddock	D.DRD. Minn.	*	09/09	01/12

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Cipher	D. DE	*	10/09	03/12

ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Lupin	D. DE	*	01/10	06/12

*	Trial date to be scheduled.

**	Q reflects the Company’s fiscal quarter.

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     In the action against Barr Pharmaceuticals, Inc. (Barr) (now a wholly-owned subsidiary of Teva Pharmaceutical Industries LTD.) regarding ORTHO TRI-CYCLEN® LO, in January 2008, the Company’s subsidiary Ortho Women’s Health & Urology, a Division of Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI), and Barr agreed to a non-binding term sheet to settle the litigation, which settlement discussions are still underway. The trial court postponed the January 2008 trial without setting a new trial date. In June 2009, Barr launched its generic product “at risk” before trial. OMJPI sought a preliminary injunction and recall of Barr product which the Court granted in July 2009. In July 2009, the parties entered into a definitive agreement to settle the lawsuit. Under the terms of the settlement, Barr obtained a release for its sales of its generic product in exchange for an undisclosed royalty payment. Barr also obtained a non-exclusive, royalty-bearing license to re-enter the market on December 31, 2015, or earlier in certain limited circumstances.
     In October 2008, the Company’s subsidiary OMJPI filed suit in Federal District Court in New Jersey against Watson Laboratories, Inc. (Watson) in response to Watson’s ANDA regarding ORTHO TRI-CYCLEN® LO. In June 2009, the Company’s subsidiary OMJPI filed suit in Federal District Court in New Jersey against Sandoz Laboratories, Inc. (Sandoz) in response to Sandoz’s ANDA regarding ORTHO TRI-CYCLEN® LO. The Sandoz and Watson cases have been consolidated.
     In January 2010, the Company’s subsidiary OMJPI filed suit in Federal District Court in New Jersey against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively “Lupin”) in response to Lupin’s ANDA regarding ORTHO TRI-CYCLEN® LO.
     In the action against Barr and AlphaPharm with respect to their ANDA challenges to the RAZADYNE® patent that Janssen (now OMJPI) licenses from Synaptech, Inc. (Synaptech), a four-day non-jury trial was held in the Federal District Court in Delaware in May 2007. In August 2008, the court held that the patent was invalid because it was not enabled. Janssen (OMJPI) and Synaptech have appealed the decision. Since the court’s decision, multiple generic companies have received final approvals for their products and have launched “at risk” pending appeal. Additional generic approvals and launches could occur at any time. In September 2009, the Court of Appeals affirmed the judgment that the patent is invalid.
     In the action by McNEIL-PPC, Inc. (McNeil-PPC) and ALZA Corporation (ALZA) against Andrx Corporation (Andrx) with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the Federal District Court in Delaware in December 2007. In March 2009, the court ruled that one CONCERTA® patent would not be infringed by Andrx’s proposed generic product and that the patent was invalid because it was not enabled. The court dismissed without prejudice Andrx’s declaratory judgment suit on a second patent for lack of jurisdiction. McNeil-PPC and ALZA filed an appeal in May 2009. The appeals court heard argument on February 3, 2010. A decision is pending.
     ALZA and OMJPI filed a second suit in Federal District Court in Delaware against Kremers-Urban, LLC and KUDCO Ireland, Ltd. (KUDCO) in January 2010 in response to KUDCO’s ANDA challenge regarding CONCERTA® tablets. In its notice letter, KUDCO contends that two ALZA patents for CONCERTA® are invalid and not infringed by a KUDCO generic.
     In the RAZADYNE® ER cases, a lawsuit was filed against Barr on the RAZADYNE® use patent that Janssen (now OMJPI) licenses from Synaptech in June 2006. In September 2008, the above-discussed Delaware decision invalidating the RAZADYNE® use patent resulted in entry of judgment for Barr on that patent, but the case will be reopened if Janssen (now OMJPI) and Synaptech win on appeal. Barr has received FDA approval of its product and has launched “at risk.” In September 2009, the Federal Circuit affirmed the Delaware decision invalidating the RAZADYNE® use patent. As a result, this case will not be reopened.
     In the action against Lupin Pharmaceuticals, Inc. (Lupin) regarding its ANDA concerning LEVAQUIN®, Lupin contends that the U.S. Patent and Trademark Office improperly granted a patent term extension to the patent that Ortho-McNeil (now Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI)) licenses from Daiichi Pharmaceuticals, Inc. (Daiichi). Lupin alleges that the active ingredient in LEVAQUIN® was the subject of prior marketing, and therefore was not eligible for the patent term extension. Lupin concedes validity and that its product would violate the patent if marketed prior to the expiration of the original patent term. Summary judgment against Lupin was granted in May 2009 and Lupin appealed. Oral argument was held in September 2009. A decision is pending.
     In the ULTRAM® ER actions, Ortho-McNeil Pharmaceutical, Inc. (Ortho-McNeil) (now OMJPI), filed lawsuits (each for different dosages) against Par Pharmaceuticals, Inc. and Par Pharmaceuticals Companies, Inc. (Par) in May, June and October 2007 on two Tramadol ER formulation patents owned by Purdue Pharma Products L.P. (Purdue) and Napp Pharmaceutical Group Ltd. (Napp). OMJPI also filed lawsuits (each for different dosages) against Impax Laboratories, Inc. (Impax) on a Tramadol ER formulation patent owned by Purdue and Napp in August and November 2008. Purdue, Napp and Biovail Laboratories International SRL (Biovail) (the NDA holder) joined as co-plaintiffs in the lawsuits against Par and Impax, but Biovail and OMJPI were subsequently dismissed for lack of standing. The trial against Par took place in April 2009. In August 2009, the Court issued a decision finding the patents-in-suit invalid. Purdue has appealed that decision. The trial against Impax is scheduled for June 2010. In November 2009, the case against Impax was stayed with the consent of all parties. In September and October 2009, respectively, Purdue filed suits against Paddock Laboratories, Inc. (Paddock) and Cipher Pharmaceuticals Inc. (Cipher) on its Tramadol ER formulation patents.
     In January 2010, Purdue filed a suit against Lupin Ltd. (Lupin) on its Tramadol ER formulation patents.
     In September 2009, Centocor Ortho Biotech Products, L.P. (COBI, LP) intervened in an inventorship dispute between Kansas University Center for Research (KUCR) involving certain U.S. government-owned VELCADE® formulation patents. KUCR brought this action against the U.S. government in the District of Kansas seeking to add two Kansas University scientists to the patents. The U.S. government licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc., who in turn sublicensed the patents (and their foreign counterparts) to COBI,LP for commercial marketing outside the U.S. If KUCR succeeds in its co-inventorship claim and establishes co-ownership in the U.S. VELCADE® formulation patents, we anticipate that KUCR will initiate actions to establish co-inventorship and co-ownership with respect to the foreign counterpart patents in the countries where COBI, LP has commercial marketing rights. If KUCR in Kansas is successful, this may adversely affect COBI, LP’s license rights in those countries.
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

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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
     The MDL Court identified classes of Massachusetts-only private insurers providing “Medi-gap” insurance coverage and private payers for physician-administered drugs where payments were based on AWP (“Class 2” and “Class 3”), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare (“Class 1”). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Plaintiffs appealed the Class 1 judgment and, in September 2009, the Court of Appeals vacated the judgment and remanded for further proceedings in the District Court. AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. One state case against certain of the Company’s subsidiaries has been set for trial in late 2010, and other state cases are likely to be set for trial thereafter.
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
     In January 2004, Janssen (now OMJPI) received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to ongoing requests for documents and witnesses. The government is continuing to actively investigate this matter. In February 2010, the government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®.
     In September 2004, Ortho Biotech Inc. (Ortho Biotech) (now COBI), received a subpoena from the U.S. Office of Inspector General’s Denver, Colorado field office seeking documents directed to the sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech (now COBI) has responded to the subpoena.
     In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs’ class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions and, in April 2008, the Court of Appeals ruled that plaintiffs’ appeal of the denial of class certification was untimely. In July 2009, plaintiffs filed a motion for certification of a modified class, which the Company is opposing. Plaintiffs are engaged in further discovery of individual plaintiffs’ claims. The hearing on plaintiffs’ motion for class certification is scheduled for July 2010.
     In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. This investigation was resolved by DePuy and the four other leading suppliers of hip and knee implants in late September 2007 by agreements with the U.S. Attorney’s Office for the District of New Jersey. The settlements included an 18-month Deferred Prosecution Agreement (DPA), acceptance by each company of a monitor to assure compliance with the DPA and, with respect to four of the five companies, payment of settlement monies and entry into five year Corporate Integrity Agreements. DePuy paid $85 million as its settlement. The term of the Monitor-ship under the Deferred Prosecution Agreement concluded on March 27, 2009, and an order dismissing all charges was entered on March 30, 2009.
     In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a Civil Investigative Demand to DePuy seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers and DePuy. DePuy is responding to Massachusetts’ additional requests.
     In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios responded to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney’s Office for the Northern District of California in San Francisco. Additional requests for documents have been received and responded to and former Scios employees have testified before a grand jury in San Francisco. The qui tam complaints were unsealed on February 19, 2009. The U.S. government has intervened in one of the qui tam actions, and filed a complaint against Scios and the Company in June 2009. Scios and Johnson & Johnson have filed a motion to dismiss the qui tam complaint filed by the government, and that motion was denied. The criminal investigation is continuing and discussions are underway in an effort to settle this matter. Whether a settlement can be reached and on what terms is uncertain.
     In September 2005, the Company received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved responded to the subpoena. Several employees of the Company’s pharmaceutical subsidiaries have been subpoenaed to testify before a grand jury in connection with this investigation. In April 2009, the Company was served with the complaints in two civil qui tam cases related to

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
marketing of prescription drugs to Omnicare, Inc. On January 15, 2010, the government filed a complaint intervening in the cases. The complaint asserts claims under the federal False Claims Act and a related state law claim in connection with the marketing of several drugs to Omnicare.
     In November 2005, Amgen Inc. (Amgen) filed suit against Hoffmann-LaRoche, Inc. (Roche) in the U.S. District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it would seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses EPO for sale in the United States to Ortho Biotech (now COBI) for non-dialysis indications. Trial in this action concluded in October 2007 with a verdict in Amgen’s favor, finding the patents valid and infringed. The judge issued a preliminary injunction blocking the CERA launch, and subsequently made the injunction permanent. The Federal Circuit upheld the entry of a permanent injunction. This matter has been settled pursuant to an agreement between the parties.
     In February 2006, the Company received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ) in producing responsive documents.
     In February 2007, the Company voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to the DOJ and SEC, and will cooperate with the agencies’ reviews of these matters. Law enforcement agencies of a number of other countries are also pursuing investigations of matters voluntarily disclosed by the Company to the DOJ and SEC. Discussions are underway in an effort to resolve these matters, and the Iraq Oil for Food matter referenced above, but whether agreement can be reached and on what terms is uncertain.
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
     In January 2008, the European Commission (“EC”) began an industry-wide antitrust inquiry concerning competitive conditions within the pharmaceutical sector. Because this is a sector inquiry, it is not based on any specific allegation that the Company has violated EC competition law. The inquiry began with unannounced raids of a substantial number of pharmaceutical companies throughout Europe, including Johnson & Johnson affiliates. In March 2008, the EC issued detailed questionnaires to approximately 100 companies, including Johnson & Johnson affiliates. In November 2008, the EC issued a preliminary report summarizing its findings. The final report was issued on July 8, 2009.
     In March 2008, the Company received a letter request from the Attorney General of the State of Michigan. The request seeks documents and information relating to nominal price transactions. The Company responded to the request and will cooperate with the inquiry.
     In June 2008, the Company received a subpoena from the United States Attorney’s Office for the District of Massachusetts relating to the marketing of biliary stents by the Company’s Cordis subsidiary. Cordis is cooperating in responding to the subpoena.
     In September 2008, Multilan AG (Multilan), an indirect subsidiary of Schering-Plough Corporation, commenced arbitration against Janssen Pharmaceutica NV for an alleged wrongful termination of an agreement relating to payments in connection with termination of certain marketing rights. Multilan seeks declaratory relief, specific performance and damages. This case was recently settled and a charge was recorded to other income (expense), net, in the fiscal fourth quarter of 2009.
     In February 2009, Basilea Pharmaceutica AG (Basilea) brought an arbitration against the Company and various affiliates alleging that the Company breached the 2005 License Agreement for cefto-biprole by, among other things, failing to secure FDA approval of the cSSSI (skin) indication and allegedly failing to properly develop the pneumonia indication. Basilea is seeking to recover damages and a declaration that the Company materially breached the agreement. This matter has been scheduled for an arbitration hearing commencing in June 2010 followed by post-trial submissions.
     In April 2009, the Company received a HIPPA subpoena from the U.S. Attorney’s Office for the District of Massachusetts (Boston) seeking information regarding the Company’s financial relationship with several psychiatrists. The Company is responding to this request.
     In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the U.S. Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. The Company is in the process of complying with the subpoena. In the weeks following the public announcement that OCD had received a subpoena from the Antitrust Division, multiple class action complaints were filed. The various cases were consolidated for pre-trial purposes in the Eastern District of Pennsylvania.
     In May 2009, the New Jersey Attorney General issued a subpoena to DePuy Orthopaedics, Inc., seeking information regarding the financial interest of clinical investigators who performed clinical studies for DePuy Orthopaedics, Inc. and DePuy Spine, Inc. The Company is responding to these requests.
     In May 2009, COBI commenced an arbitration proceeding before the American Arbitration Association against Schering-Plough Corporation and its subsidiary Schering-Plough (Ireland) Company (collectively, Schering-Plough). COBI and Schering-Plough are parties to a series of agreements (the Distribution

JOHNSON & JOHNSON
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Agreements) that grant Schering-Plough the exclusive right to distribute the drugs REMICADE® and SIMPONI™ worldwide, except within the United States, Japan, Taiwan, Indonesia, and the People’s Republic of China (including Hong Kong) (the “Territory”). COBI distributes REMICADE® and SIMPONI™, the next generation treatment, within the United States. In the arbitration, COBI seeks a declaration that the agreement and merger between Merck & Co., Inc. (Merck) and Schering-Plough constitutes a change of control under the terms of the Distribution Agreements that permits COBI to terminate the Agreements. The termination of the Distribution Agreements would return to COBI the right to distribute REMICADE® and SIMPONI™ within the Territory. Schering-Plough has filed a response to COBI’s arbitration demand that denies that it has undergone a change of control. The arbitrators have been selected and the matter will be proceeding to arbitration in late September 2010.
     In December 2009, the State of Israel (Sheba Medical Center) filed a lawsuit against three Omrix entities. In the lawsuit, the State claimed that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology, that he developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalty on QUIXIL™ and EVICEL™ or, alternatively, transfer of the patents to the State.
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
22. Restructuring
In the fourth quarter of 2009, the Company announced global restructuring initiatives designed to strengthen the Company’s position as one of the world’s leading global health care companies. This program will allow the Company to invest in new growth platforms; ensure the successful launch of its many new products and continued growth of its core businesses; and provide flexibility to adjust to the changed and evolving global environment.
     During the fiscal fourth quarter of 2009, the Company recorded $1.2 billion in related pre-tax charges of which, approximately $830 million of the pre-tax restructuring charges are expected to require cash payments. The $1.2 billion of restructuring charges consists of severance costs of $748 million, asset write-offs of $362 million and $76 million related to leasehold and contract obligations. The $362 million of asset write-offs relate to inventory of $113 million (recorded in cost of products sold), property, plant and equipment of $107 million, intangible assets of $81 million and other assets of $61 million. Additionally, as part of this program the Company plans to eliminate approximately 7,500 positions of which approximately 700 have been eliminated since the restructuring was announced.
     The following table summarizes the severance charges and the associated spending for the fiscal year ended 2009:

		Asset
(Dollars in Millions)	Severance	Write-Offs	Other	Total

2009 restructuring charge	$748	362	76	1,186
Current year activity	(62)	(149)	(28)	(239)

Reserve balance, January 3, 2010*	$686	213	48	947

*	Cash outlays for severance are expected to be substantially paid out over the next 12 to 18 months in accordance with the Company’s plans and local laws.
For additional information on the restructuring as it relates to the segments, see Note 18.
     In the third quarter of 2007, the Company announced restructuring initiatives in an effort to improve its overall cost structure. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market. The Company’s Pharmaceuticals segment has reduced its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise has moved to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients’ cardiovascular needs, while reducing its cost base. The Company accelerated steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. Additionally, as part of this program the Company eliminated approximately 4,600 positions.
     The Company recorded $745 million in related pre-tax charges during the fiscal third quarter of 2007, of which, approximately $500 million of the pre-tax restructuring charges required cash payments. The $745 million of restructuring charges consists of severance costs of $450 million, asset write-offs of $272 million and $23 million related to leasehold obligations. The $272 million of asset write-offs relate to property, plant and equipment of $166 million, intangible assets of $48 million and other assets of $58 million. The restructuring initiative announced in 2007 has been completed.
23. Subsequent Events
On January 20, 2010, the Company completed the acquisition of Acclarent Inc. for a net purchase price of approximately $785 million. Acclarent Inc. is a medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat.
     The Company has performed an evaluation of subsequent events through March 1, 2010, the date the Company issued these financial statements.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries (“the Company”) at January 3, 2010 and December 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As discussed in Note 1 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for business combinations in 2009.
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
March 1, 2010
JOHNSON & JOHNSON 2009 ANNUAL REPORT

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
     The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 3, 2010. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
     Based on the Company’s processes and assessment, as described above, management has concluded that, as of January 3, 2010, the Company’s internal control over financial reporting was effective.
     The effectiveness of the Company’s internal control over financial reporting as of January 3, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

William C. Weldon	Dominic J. Caruso
Chairman, Board of Directors, and	Vice President, Finance, and
Chief Executive Officer	Chief Financial Officer
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Summary of Operations and Statistical Data 1999-2009

(Dollars in Millions Except Per Share Figures)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Sales to customer — U.S.	$30,889	32,309	32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532
Sales to customer— International	31,008	31,438	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825

Total sales	61,897	63,747	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357

Cost of products sold	18,447	18,511	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559
Selling, marketing and administrative expenses	19,801	21,490	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182
Research expense	6,986	7,577	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821
Purchased in-process research and development	—	181	807	559	362	18	918	189	105	66	—
Interest income	(90)	(361)	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)
Interest expense, net of portion capitalized	451	435	296	63	54	187	207	160	153	204	255
Other (income) expense, net	(526)	(1,015)	534	(671)	(214)	15	(385)	294	185	(94)	119
Restructuring	1,073	—	745	—	—	—	—	—	—	—	—

	46,142	46,818	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670

Earnings before provision for taxes on income	15,755	16,929	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687
Provision for taxes on income	3,489	3,980	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554

Net earnings	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133

Percent of sales to customers	19.8	20.3	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1
Diluted net earnings per share of common stock	$4.40	4.57	3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34
Percent return on average shareholders’ equity	26.4	30.2	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0

Percent increase (decrease) over previous year:
Sales to customers	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9
Diluted net earnings per share	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0

Supplementary expense data:
Cost of materials and services(1)	$27,651	29,346	27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922
Total employment costs	14,587	14,523	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727
Depreciation and amortization	2,774	2,832	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510
Maintenance and repairs(2)	567	583	483	506	510	462	395	360	372	327	322
Total tax expense(3)	5,052	5,558	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221

Supplementary balance sheet data:
Property, plant and equipment, net	14,759	14,365	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155
Additions to property, plant and equipment	2,365	3,066	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822
Total assets	94,682	84,912	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163
Long-term debt	8,223	8,120	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429
Operating cash flow	16,571	14,972	15,022	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913

Common stock information
Dividends paid per share	$1.930	1.795	1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550
Shareholders’ equity per share	$18.37	15.35	15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73
Market price per share (year-end close)	$64.41	58.56	67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63
Average shares outstanding (millions) — basic	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2
— diluted	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4

Employees (thousands)	115.5	118.7	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8

(1)	Net of interest and other income.

(2)	Also included in cost of materials and services category.

(3)	Includes taxes on income, payroll, property and other business taxes.
SUMMARY OF OPERATIONS AND STATISTICAL DATA

Shareholder Return Performance Graphs
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2009, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2004 and December 31,1999 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

	2004	2005	2006	2007	2008	2009
Johnson & Johnson	$100.00	96.64	108.67	112.59	103.84	115.55
S&P 500 Index	$100.00	104.91	121.48	128.15	80.74	102.11
S&P Pharmaceutical Index	$100.00	96.64	111.96	117.17	95.85	113.68
S&P Health Care Equipment Index	$100.00	100.05	104.18	109.52	79.25	102.06

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Johnson & Johnson	$100.00	114.20	130.20	119.94	117.41	146.95	142.02	159.69	165.46	152.60	169.81
S&P 500 Index	$100.00	90.92	80.11	62.41	80.31	89.04	93.42	108.17	114.11	71.89	90.92
S&P Pharmaceutical Index	$100.00	136.20	116.39	93.07	101.23	93.71	90.56	104.92	109.80	89.82	106.54
S&P Health Care Equipment Index	$100.00	146.64	139.21	121.61	160.57	180.84	180.93	188.39	198.06	143.31	184.56

SHAREHOLDER RETURN PERFORMANCE GRAPHS