Form 10-K, Exhibit 13
period 2011-01-02
JOHNSON & JOHNSON
filed 2011-02-25
CIK 200406

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS
30	Organization and Business Segments
30	Results of Operations
31	Analysis of Sales by Business Segments
33	Analysis of Consolidated Earnings Before Provision for Taxes on Income
36	Liquidity and Capital Resources
37	Other Information
40	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
41	Consolidated Balance Sheets
42	Consolidated Statements of Earnings
43	Consolidated Statements of Equity
44	Consolidated Statements of Cash Flows
45	Notes to Consolidated Financial Statements
72	Report of Independent Registered Public Accounting Firm
73	Management’s Report on Internal Control Over Financial Reporting

SUPPORTING SCHEDULES
74	Summary of Operations and Statistical Data 2000 — 2010
75	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2010 ANNUAL REPORT	29

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments

Description of the Company and Business Segments

Johnson & Johnson and its subsidiaries (the “Company”) have approximately 114,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Biosense Webster’s electrophysiology products; Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products and advanced sterilization products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.

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

Management’s Objectives

The Company manages within a strategic framework aimed at achieving sustainable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2010 sales. In 2010, $6.8 billion, or 11.1% of sales, was invested in research and development. This investment reflects management’s commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.

With more than 250 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to anticipate and react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long-term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

Our Credo unifies the management team and the Company’s dedicated employees in achieving these objectives, and provides a common set of values that serve as a constant reminder of the Company’s responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

Results of Operations

Analysis of Consolidated Sales

In 2010, worldwide sales decreased 0.5% to $61.6 billion, compared to a decrease of 2.9% in 2009 and an increase of 4.3% in 2008. These sales changes consisted of the following:

Sales (decrease)/increase Due to:	2010	2009	2008

Volume	(0.5)%	(0.2)	1.1
Price	(0.8)	(0.1)	0.8
Currency	0.8	(2.6)	2.4

Total	(0.5)%	(2.9)	4.3

Sales by U.S. companies were $29.5 billion in 2010, $30.9 billion in 2009 and $32.3 billion in 2008. This represents a decrease of 4.7% in 2010, a decrease of 4.4% in 2009 and a decrease of 0.4% in 2008. Sales by international companies were $32.1 billion in 2010, $31.0 billion in 2009 and $31.4 billion in 2008. This represents an increase of 3.6% in 2010, a decrease of 1.4% in 2009 and an increase of 9.7% in 2008, respectively.

30	JOHNSON & JOHNSON 2010 ANNUAL REPORT

The five-year compound annual growth rates for worldwide, U.S. and international sales were 4.0%, 0.7% and 7.7%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 7.8%, 5.5% and 10.5%, respectively.

Sales in Europe experienced a decline of 2.7% including operational growth of 0.5% and a negative impact from currency of 3.2%. Sales in the Western Hemisphere (excluding the U.S.) achieved growth of 7.6% including an operational decline of 0.5% and an increase of 8.1% related to the positive impact of currency. Sales in the Asia-Pacific, Africa region achieved growth of 11.7%, including operational growth of 5.5% and an increase of 6.2% related to the positive impact of currency.

In 2010, 2009 and 2008, the Company did not have a customer that represented 10% or more of total consolidated revenues.

2009 results benefited from the inclusion of a 53rd week. (See Note 1 to the Consolidated Financial Statements for Annual Closing Date details). The Company estimated that the fiscal year 2009 growth rate was enhanced by approximately 0.5% due to the 53rd week.

U.S. Health Care Reform
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law during March 2010. The newly enacted health care reform legislation included an increase in the minimum Medicaid rebate rate from 15.1% to 23.1% and also extended the rebate to drugs provided through Medicaid managed care organizations. The 2010 impact was an increase in sales rebates reducing sales revenue by approximately $400 million. The 2011 full year impact to sales of the legislation is estimated to be $400 — $500 million.

Beginning in 2011, companies that sell branded prescription drugs to specified U.S. Government programs will pay an annual non-tax deductible fee based on an allocation of the company’s market share of total branded prescription drug sales from the prior year. The estimate of the impact on the Company in 2011 is $150 — $200 million. Beginning in 2013, the Company will be required to pay a tax deductible 2.3% excise tax imposed on the sale of certain medical devices.

Analysis of Sales by Business Segments

Consumer Segment
Consumer segment sales in 2010 were $14.6 billion, a decrease of 7.7% from 2009, with 8.9% of this change due to an operational decline partially offset by positive currency impact of 1.2%. U.S. Consumer segment sales were $5.5 billion, a decrease of 19.3%. International sales were $9.1 billion, an increase of 1.2%, with an operational decline of 1.0% offset by positive currency impact of 2.2%.

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $4.5 billion, a decrease of 19.2% from 2009. Sales were negatively impacted by the voluntary recalls of certain OTC products announced earlier in the year and suspension of production at McNeil Consumer Healthcare’s Fort Washington, Pennsylvania facility. McNeil’s recalls of products manufactured at both Las Piedras and Fort Washington facilities impacted the total year sales by approximately $900 million.

Alternate supplies of products are planned to be available in the latter half of 2011. McNeil Consumer Healthcare submitted its Comprehensive Action Plan (CAP) to the U.S. Food and Drug Administration (FDA) on July 15, 2010, which encompasses, among other items, training, resources and capital investments in quality and manufacturing systems across the McNeil organization. The

Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2010	2009	2008	’10 vs. ’09	’09 vs. ’08

OTC Pharmaceuticals & Nutritionals	$4,549	5,630	5,894	(19.2)%	(4.5)
Skin Care	3,452	3,467	3,381	(0.4)	2.5
Baby Care	2,209	2,115	2,214	4.4	(4.5)
Women’s Health	1,844	1,895	1,911	(2.7)	(0.8)
Oral Care	1,526	1,569	1,624	(2.7)	(3.4)
Wound Care/Other	1,010	1,127	1,030	(10.4)	9.4

Total	$14,590	15,803	16,054	(7.7)%	(1.6)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	31

Company continues to communicate with the FDA on remediation actions and is on schedule with the commitments made in the CAP.

The Skin Care franchise sales were $3.5 billion, a decline of 0.4% compared to the prior year due in part to a temporary reduction in shipments of Neutrogena products due to product supply constraints partially offset by growth in the AVEENO®, JOHNSON’s® Adult, LE PETIT MARSEILLAIS® and DABAO® skin care lines. The Baby Care franchise sales grew by 4.4% to $2.2 billion in 2010, primarily due to growth in the Asia Pacific region partially offset by the impact of the economic situation in Venezuela. The Women’s Health franchise sales were $1.8 billion, a decrease of 2.7% primarily due to increased competitive pressures and the impact of the economic situation in Venezuela. The Oral Care franchise sales were $1.5 billion, a decrease of 2.7% primarily due to the divestiture of the EFFERDENT®/Effergrip® brands in the fiscal fourth quarter of 2009 and lower sales of mouth rinses and toothbrushes in the United States. The Wound Care/Other franchise sales were $1.0 billion, a decrease of 10.4% primarily due to private label competition and slower category growth.

Consumer segment sales in 2009 were $15.8 billion, a decrease of 1.6% from 2008, with 2.0% of this change due to operational growth and negative currency impact of 3.6%. U.S. Consumer segment sales were $6.8 billion, a decrease of 1.4%. International sales were $9.0 billion, a decrease of 1.7%, with growth of 4.7% achieved by operations and a decrease of 6.4% resulting from the negative impact of currency fluctuations.

Pharmaceutical Segment

Pharmaceutical segment sales in 2010 were $22.4 billion, a decrease of 0.6% from 2009, with an operational decline of 1.0% and a positive currency impact of 0.4%. U.S. sales were $12.5 billion, a decrease of 4.0%. International sales were $9.9 billion, an increase of 4.2%, which included 3.4% operational growth and a positive currency impact of 0.8%. Pharmaceutical segment sales in 2010 were reduced by approximately $400 million as a result of U.S. health care reform legislation.

REMICADE® (infliximab), a biologic approved for the treatment of a number of immune mediated inflammatory diseases, achieved sales of $4.6 billion in 2010, with growth of 7.1% over the prior year. U.S. export sales grew 24.3% versus the prior year primarily driven by market growth. REMICADE® is competing in a market that is experiencing increased competition due to new entrants, including the successful launches of STELARA® (ustekinumab) and SIMPONI® (golimumab) and the expansion of indications for existing competitors.

PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $1.9 billion in 2010, a decline of 13.9% compared to the prior year. Lower sales of PROCRIT® and EPREX® were primarily due to the declining markets for Erythropoiesis Stimulating Agents (ESAs). EPREX® also experienced increased competition.

RISPERDAL® CONSTA® (risperidone), a long-acting injectable antipsychotic, achieved sales of $1.5 billion in 2010, representing an increase of 5.3% as compared to the prior year. Solid growth of 16.4% was achieved outside the U.S., with very strong growth in Japan. In the U.S. the successful launch of INVEGA® SUSTENNAtm (paliperidone palmitate) also increased the growth of the long-acting injectable antipsychotic market.

LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) sales were $1.4 billion, a decline of 12.5% versus the prior year primarily due to the decline in the market and increased penetration of generics. Market exclusivity in the U.S. expires in June 2011. The expiration of a product’s market exclusivity is likely to result in a significant reduction in sales.

CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder (ADHD), achieved sales of $1.3 billion in 2010, a decrease of 0.5% compared to the prior year. Sales growth in the U.S. was impacted by lower market share and the health care reform legislation enacted in March 2010 resulting from changes to rebates to Medicaid managed care organizations. On November 1, 2010, the Company entered into a U.S. supply and distribution agreement with Watson Laboratories, Inc. to distribute an authorized generic version of CONCERTA® beginning May 1, 2011. This authorized generic launch is likely to result in a significant reduction in CONCERTA®sales.

VELCADE® (bortezomib), a product for the treatment for multiple myeloma, for which the Company has commercial rights in Europe and the rest of the world outside the U.S., achieved sales of $1.1 billion in 2010, representing an increase of 15.8% as compared to the prior year.

ACIPHEX®/PARIET® (rabeprazole sodium) sales were $1.0 billion, a decline of 8.2% versus the prior year due to increased competition from generics in the category.

TOPAMAX® (topiramate), experienced a sales decline of 53.3% compared to the prior year. Market exclusivity for TOPAMAX® expired in March 2009 in the U.S. and in September 2009 in most European countries. Multiple generics have entered the market. Loss of market exclusivity for the TOPAMAX® patent has resulted in the significant reduction of sales in the U.S. and Europe.

In 2010, Other Pharmaceutical sales were $9.1 billion, representing a growth of 6.6% over the prior year. Contributors to the increase were sales of STELARA® (ustekinumab), SIMPONI® (golimumab),

Major Pharmaceutical Product Revenues*:

				% Change
(Dollars in Millions)	2010	2009	2008	’10 vs. ’09	’09 vs. ’08

REMICADE® (infliximab)	$4,610	4,304	3,748	7.1%	14.8
PROCRIT®/EPREX® (Epoetin alfa)	1,934	2,245	2,460	(13.9)	(8.7)
RISPERDAL® CONSTA® (risperidone)	1,500	1,425	1,309	5.3	8.9
LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin)	1,357	1,550	1,591	(12.5)	(2.6)
CONCERTA® (methylphenidate HCl)	1,319	1,326	1,247	(0.5)	6.3
VELCADE® (bortezomib)	1,080	933	787	15.8	18.6
ACIPHEX®/PARIET® (rabeprazole sodium)	1,006	1,096	1,158	(8.2)	(5.4)
TOPAMAX® (topiramate)	538	1,151	2,731	(53.3)	(57.9)
Other Pharmaceuticals	9,052	8,490	9,536	6.6	(11.0)

Total	$22,396	22,520	24,567	(0.6)%	(8.3)

*	Prior year amounts have been reclassified to conform to current presentation.

32	JOHNSON & JOHNSON 2010 ANNUAL REPORT

PREZISTA® (darunavir), INTELENCE® (etravirine), NUCYNTA® (tapentadol) and INVEGA SUSTENNA® (paliperidone palmitate). This growth was partially offset by lower sales of DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) and RISPERDAL®/risperidone oral due to continued generic competition.

During 2010, several new compounds were filed for regulatory approval. These included abiraterone acetate, an investigational agent for the treatment of metastatic, advanced prostate cancer which was granted priority review in the U.S. and accepted for accelerated assessment in Europe, and telaprevir, developed in collaboration with Vertex Pharmaceuticals Incorporated, for hepatitis C which was filed and accepted for accelerated assessment in Europe. TMC 278 (rilpivirine) for HIV in treatment-naïve patients was filed in both the U.S. and Europe. Rivaroxaban, an anti-coagulant co-developed with Bayer HealthCare, has been filed in the U.S. for the prevention of stroke in patients with atrial fibrulation. The Company also responded to the FDA complete response letter for its review of the rivaroxaban filing for preventing deep vein thrombosis and pulmonary embolism following total knee and hip replacement surgery.

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

Medical Devices and Diagnostics Segment

The Medical Devices and Diagnostics segment achieved sales of $24.6 billion in 2010, representing an increase of 4.4% over the prior year, with operational growth of 3.4% and a positive currency impact of 1.0%. U.S. sales were $11.4 billion, an increase of 3.6% over the prior year. International sales were $13.2 billion, an increase of 5.0% over the prior year, with growth of 3.0% from operations and a positive currency impact of 2.0%.

The DePuy franchise achieved sales of $5.6 billion in 2010, a 4.0% increase over the prior year. This growth was primarily due to an increase in the knee and Mitek sports medicine product lines, and outside the U.S., growth of the hip product line. Pressure on pricing continued as a result of economic trends, however new product launches and incremental sales of newly acquired products from Micrus Endovascular Corporation have mitigated some of the impact. In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASRtm XL Acetabular System and DePuy ASRtm Hip Resurfacing System used in hip replacement surgery, principally sold between 2003 and 2009.

The Ethicon Endo-Surgery franchise achieved sales of $4.8 billion in 2010, a 5.9% increase over the prior year. This was attributable to growth in the endoscopy, Advanced Sterilization, HARMONIC®, SurgRx and ENSEAL® product lines. The growth was partially offset by the divestiture of the Breast Care business in the third quarter of 2010.

The Ethicon franchise achieved sales of $4.5 billion in 2010, a 9.2% increase over the prior year. The growth was attributable to sales of newly acquired products from Acclarent, Inc. in addition to growth in the sutures, Mentor, biosurgical, Women’s Health and Urology, and mesh product lines.

The Vision Care franchise achieved sales of $2.7 billion in 2010, a 6.9% increase over prior year primarily driven by 1-DAY ACUVUE® TruEyetm, ACUVUE® OASYStm for Astigmatism, and 1-DAY ACUVUE ® MOIST®, partially offset by lower sales of reusable lenses. During 2010, the Company and Novartis AG, CIBAVISION Corporation and CIBA VISION AG agreed to resolve all pending patent litigation on a worldwide basis enabling the Company to reenter the markets in France and the Netherlands.

Sales in the Cordis franchise were $2.6 billion, a decline of 4.7% versus the prior year. The decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased global competition. The decline was partially offset by strong growth of the Biosense Webster business.

Sales in the Diabetes Care franchise were $2.5 billion in 2010, a 1.2% increase over the prior year. This was primarily attributable to growth in the U.S. and Asia Pacific region partially offset by a sales decline in Europe.

The Ortho-Clinical Diagnostics franchise achieved sales of $2.1 billion in 2010, a 4.6% increase over the prior year. Growth was primarily attributable to sales of the VITROS® 5600 and 3600 analyzers partially offset by lower sales in donor screening primarily due to more selective screening for Chagas testing in the U.S.

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

Major Medical Devices and Diagnostics Franchise Sales:

				% Change
(Dollars in Millions)	2010	2009	2008	’10 vs. ’09	’09 vs. ’08

DEPUY®	$5,585	5,372	5,136	4.0%	4.6
ETHICON ENDO-SURGERY®	4,758	4,492	4,286	5.9	4.8
ETHICON®	4,503	4,122	3,840	9.2	7.3
Vision Care	2,680	2,506	2,500	6.9	0.2
CORDIS®	2,552	2,679	2,988	(4.7)	(10.3)
Diabetes Care	2,470	2,440	2,535	1.2	(3.7)
ORTHO-CLINICAL DIAGNOSTICS®	2,053	1,963	1,841	4.6	6.6

Total	$24,601	23,574	23,126	4.4%	1.9

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income increased by $1.1 billion to $16.9 billion in 2010 as compared to the $15.8 billion earned in 2009, an increase of 7.6%. The increase was primarily related to lower selling, marketing and administrative expenses due to cost containment actions resulting from the restructuring plan initiated and implemented in 2009, income from litigation settlements and the gain on the divestiture of the Breast Care business of Ethicon Endo-Surgery, Inc. This was partially offset by costs associated with product liability expense and the impact of the OTC and DePuy ASRtm Hip recalls. Additional offsets were lower

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	33

net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses. The 2009 decrease of 6.9% as compared to $16.9 billion in 2008 was primarily related to lower sales, the negative impact of product mix, lower interest income due to lower rates of interest earned and restructuring charges of $1.2 billion. This was partially offset by lower selling, marketing and administrative expenses due to cost containment efforts across all the businesses. The 2008 earnings included purchased in-process research and development (IPR&D) charges of $0.2 billion and increased investment spending in selling, marketing and administrative expenses utilized from the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. As a percent to sales, consolidated earnings before provision for taxes on income in 2010 was 27.5% versus 25.4% in 2009.

The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Cost of Products Sold and Selling, Marketing and Administrative Expenses:  Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2010	2009	2008

Cost of products sold	30.5%	29.8	29.1
Percent point increase over the prior year	0.7	0.7	—
Selling, marketing and administrative expenses	31.5	32.0	33.7
Percent point (decrease)/increase over the prior year	(0.5)	(1.7)	0.2

In 2010, cost of products sold as a percent to sales increased compared to the prior year primarily due to costs associated with the impact of the OTC recall and remediation efforts in the Consumer business, lower net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses. Additionally, unfavorable product mix attributable to the loss of market exclusivity for TOPAMAX® contributed to the increase. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2010 compared to the prior year primarily due to cost containment initiatives principally resulting from the restructuring plan implemented in 2009. The decrease was partially offset by lower net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses.

In 2009, cost of products sold as a percent to sales increased compared to the prior year primarily due to the continued negative impact of product mix and inventory write-offs associated with the restructuring activity. Additionally, 2008 included some non-recurring positive items. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2009 compared to the prior year primarily due to cost containment efforts across all the businesses and the annualized savings recognized from the 2007 restructuring program. In addition, in 2008 the Company utilized the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending.

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

Research and Development expense (excluding purchased in-process research and development charges) by segment of business was as follows:

	2010		2009		2008
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*

Consumer	$609	4.2%	632	4.0	624	3.9
Pharmaceutical	4,432	19.8	4,591	20.4	5,095	20.7
Medical Devices and Diagnostics	1,803	7.3	1,763	7.5	1,858	8.0

Total research and development expense	$6,844	11.1%	6,986	11.3	7,577	11.9
Percent (decrease)/increase over the prior year	(2.0)%		(7.8)		(1.3)

*	As a percent to segment sales

Research and Development Expense:  Research and development activities represent a significant part of the Company’s business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products.

Restructuring:  In 2009, the Company announced global restructuring initiatives that are expected to generate pre-tax, annual cost savings of approximately $1.5 billion when fully implemented in 2011. The associated savings has provided additional resources to invest in new growth platforms; ensure the successful launch of the Company’s many new products and continued growth of the core businesses; and provide flexibility to adjust to the changed and evolving global environment. In the fiscal fourth quarter of 2009, the Company recorded a pre-tax charge of $1.2 billion, of which $113 million was included in cost of products sold.

See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.

Purchased In-Process Research and Development:  Beginning in 2009, in accordance with U.S. GAAP for business combinations, purchased in-process research and development (IPR&D) is no longer expensed but capitalized and tested for impairment. The Company capitalized approximately $0.2 billion of IPR&D in 2010, primarily associated with the acquisitions of Acclarent, Inc., RespiVert Ltd. and Micrus Endovascular Corporation. The Company capitalized $1.7 billion of IPR&D in 2009, primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan related to its Alzheimer’s Immunotherapy Program.

34	JOHNSON & JOHNSON 2010 ANNUAL REPORT

In 2008, the Company recorded a charge for IPR&D of $181 million before and after tax related to the acquisitions of Amic AB, SurgRx, Inc., HealthMedia, Inc. and Omrix Biopharmaceuticals, Inc. HealthMedia, Inc., a privately held company that creates web-based behavior change interventions, accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Amic AB, a Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings (outside the physical facilities of the clinical laboratory), accounted for $40 million before tax of the IPR&D charges. SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices, accounted for $7 million before tax of the IPR&D charges. Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, accounted for $127 million before tax of the IPR&D charges.

Other (Income) Expense, Net:  Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains and losses on the disposal of property, plant and equipment; currency gains and losses; non-controlling interests; and litigation settlements. The favorable change of $0.2 billion in other (income) expense, net, in 2010 as compared to 2009, was primarily due to a net gain from litigation settlements and the gain on the divestiture of businesses partially offset by product liability expense.

In 2009, other (income) expense, net included net litigation settlements of $0.4 billion. In 2008, other (income) expense, net included income from net litigation settlements and awards of $0.5 billion and a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc.

Operating Profit by Segment

Operating profits by segment of business were as follows:

			Percent of Segment Sales
(Dollars in Millions)	2010	2009	2010	2009

Consumer	$2,342	2,475	16.1%	15.7
Pharmaceutical	7,086	6,413	31.6	28.5
Medical Devices and Diagnostics	8,272	7,694	33.6	32.6

Total(1)	17,700	16,582	28.7	26.8
Less: Expenses not allocated to segments(2)	753	827

Earnings before provision for taxes on income	$16,947	15,755	27.5%	25.4

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)	Amounts not allocated to segments include interest (income) expense, non-controlling interests, and general corporate (income) expense.

Consumer Segment:  In 2010, Consumer segment operating profit decreased 5.4% from 2009. The primary reasons for the decrease in the operating profit were lower sales and higher costs associated with the recall of certain OTC products and the suspension of production at McNeil Consumer Healthcare’s Fort Washington, Pennsylvania facility. In 2009, Consumer segment operating profit decreased 7.4% from 2008. The primary reasons for the decrease in operating profit were $369 million of restructuring charges, partially offset by cost containment initiatives in 2009.

Pharmaceutical Segment:  In 2010, Pharmaceutical segment operating profit increased 10.5% from 2009. The primary reasons for the increase in operating profit were lower manufacturing costs, the gain on a divestiture, and benefits from cost improvement initiatives related to the restructuring plan implemented in 2009, partially offset by $333 million of expense related to litigation matters, increased product liability expense and the impact of the newly enacted U.S. health care reform legislation. In 2009, Pharmaceutical segment operating profit decreased 15.7% from 2008. The primary reasons for the decrease in operating profit were $496 million of restructuring charges, $92 million of litigation expense and negative product mix due to the loss of market exclusivity for TOPAMAX® and RISPERDAL® oral.

Medical Devices and Diagnostics Segment:  In 2010, Medical Devices and Diagnostics segment operating profit increased 7.5% from 2009. The improved operating profit was due to a gain of $1.3 billion from net litigation matters and the gain on the divestiture of the Breast Care business recorded in 2010. This was partially offset by increased product liability expense, $280 million of costs associated with the DePuy ASRtm Hip recall program and price reductions in certain Medical Devices and Diagnostics businesses. In 2009, the operating profit in the Medical Devices and Diagnostics segment increased 6.5% from 2008. The improved operating profit was due to a $478 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and cost containment initiatives related to selling, marketing and administrative expenses. This was partially offset by $321 million in restructuring charges.

Interest (Income) Expense:  Interest income in 2010 increased by $17 million over the prior year due to higher average cash balances. Cash, cash equivalents and marketable securities totaled $27.7 billion at the end of 2010, and averaged $23.6 billion as compared to the $15.6 billion average cash balance in 2009. The increase in the average cash balance was primarily due to cash generated from operating activities and net cash proceeds from litigation matters and divestitures.

Interest expense in 2010 was relatively flat as compared to 2009 due to a lower average rate despite a higher debt balance. The total debt balance at the end of 2010 was $16.8 billion as compared to $14.5 billion at the end of 2009. The higher average debt balance of $15.7 billion in 2010 versus $13.5 billion in 2009 was due to increased borrowings. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the notes were used for general corporate purposes.

Interest income in 2009 decreased by $271 million as compared to 2008 due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $19.4 billion at the end of 2009, and averaged $15.6 billion as compared to the $12.2 billion average cash balance in 2008. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2009 increased by $16 million as compared to 2008 due to a higher debt balance. The net debt balance at the end of 2009 was $14.5 billion as compared to $11.9 billion at the end of 2008. The higher average debt balance of $13.5 billion in 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	35

versus $12.9 billion in 2008 was primarily related to funding acquisitions and investments and the purchase of the Company’s Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007.

Interest income in 2008 decreased by $91 million as compared to 2007 due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $12.8 billion at the end of 2008, and averaged $12.2 billion as compared to the $6.6 billion average cash balance in 2007. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2008 increased by $139 million as compared to 2007 due to a higher debt balance. In the second half of 2007, the Company converted some of its short-term debt to fixed long-term debt at higher interest rates. The net debt balance at the end of 2008 was $11.9 billion as compared to $9.5 billion at the end of 2007. The higher debt balance in 2008 was primarily due to the purchase of the Company’s Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007 and to fund acquisitions.

Provision for Taxes on Income:  The worldwide effective income tax rate was 21.3% in 2010, 22.1% in 2009 and 23.5% in 2008. The 2010 tax rate decreased as compared to 2009 due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments. The 2009 tax rate decreased as compared to 2008 due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

Liquidity and Capital Resources

Liquidity & Cash Flows

Cash and cash equivalents were $19.4 billion at the end of 2010 as compared with $15.8 billion at the end of 2009. The primary sources of cash that contributed to the $3.6 billion increase versus the prior year were $16.4 billion of cash generated from operating activities, $2.4 billion net proceeds from long and short-term debt and $0.5 billion proceeds from the disposal of assets. The major uses of cash were capital spending of $2.4 billion, acquisitions of $1.3 billion, net investment purchases of $4.7 billion, dividends to shareholders of $5.8 billion, and the repurchase of Common Stock, net of proceeds from the exercise of options, of $1.6 billion.

Cash flows from operations were $16.4 billion in 2010. The major sources of cash flow were net income of $13.3 billion, adjusted for non-cash charges for depreciation, amortization, stock based compensation and deferred tax provision of $3.9 billion. The remaining changes to operating cash flow were increases in accounts receivable, inventories and other assets.

In 2010, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.

The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2011.

Financing and Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 2, 2011 market rates would increase the unrealized value of the Company’s forward contracts by $239 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 2, 2011 market rates would decrease the unrealized value of the Company’s forward contracts by $292 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $212 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.

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

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2010, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 22, 2011. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2010 and 2009 were $16.8 billion and $14.5 billion, respectively. The increase in borrowings between 2010 and 2009 was a result of financing for general corporate purposes and the continuation of the Company’s Common Stock repurchase program announced in 2007. In 2010, net cash (cash and current marketable securities, net of debt) was $10.9 billion compared to net cash of $4.9 billion in 2009. Total debt represented 22.9% of total capital (shareholders’ equity and total debt) in 2010 and 22.3% of total capital in 2009. Shareholders’ equity

36	JOHNSON & JOHNSON 2010 ANNUAL REPORT

per share at the end of 2010 was $20.66 compared with $18.37 at year-end 2009, an increase of 12.5%.

A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

Contractual Obligations and Commitments

The Company’s contractual obligations are primarily for leases, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of January 2, 2011 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

	Long-Term	Interest on	Unfunded
	Debt	Debt	Retirement	Operating
(Dollars in Millions)	Obligations	Obligations	Plans	Leases	Total

2011	$13	528	54	182	777
2012	644	507	55	159	1,365
2013	509	457	59	130	1,155
2014	9	444	62	106	621
2015	—	444	69	89	602
After 2015	7,994	5,180	428	74	13,676

Total	$9,169	7,560	727	740	18,196

For tax matters, see Note 8 to the Consolidated Financial Statements.

Share Repurchase and Dividends

On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company to buy back up to $10.0 billion of the Company’s Common Stock. As of January 2, 2011, the current stock repurchase program has been completed. The Company repurchased an aggregate of 158.3 million shares of Johnson & Johnson Common Stock at a cost of $10.0 billion. The Company funded the share repurchase program through a combination of available cash and debt. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2010 for the 48th consecutive year. Cash dividends paid were $2.110 per share in 2010, compared with dividends of $1.930 per share in 2009 and $1.795 per share in 2008. The dividends were distributed as follows:

	2010	2009	2008

First quarter	$0.490	0.460	0.415
Second quarter	0.540	0.490	0.460
Third quarter	0.540	0.490	0.460
Fourth quarter	0.540	0.490	0.460

Total	$2.110	1.930	1.795

On January 3, 2011, the Board of Directors declared a regular quarterly cash dividend of $0.540 per share, payable on March 15, 2011, to shareholders of record as of March 1, 2011. The Company expects to continue the practice of paying regular cash dividends.

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

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales return reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2008 — 2010.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	37

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

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 2, 2011 and January 3, 2010.

Consumer Segment

	Balance at			Balance at
	Beginning of			End of
(Dollars in Millions)	Period	Accruals	Payments/Other	Period

2010
Accrued rebates(1)	$121	361	(351)	131
Accrued returns	127	156	(138)	145
Accrued promotions	272	2,418	(2,396)	294

Subtotal	$520	2,935	(2,885)	570

Reserve for doubtful accounts	107	6	(56)	57
Reserve for cash discounts	21	249	(249)	21

Total	$648	3,190	(3,190)	648

2009
Accrued rebates(1)	$131	380	(390)	121
Accrued returns	115	134	(122)	127
Accrued promotions	202	1,996	(1,926)	272

Subtotal	$448	2,510	(2,438)	520

Reserve for doubtful accounts	110	23	(26)	107
Reserve for cash discounts	22	285	(286)	21

Total	$580	2,818	(2,750)	648

(1)	Includes reserve for customer rebates of $50 million at January 2, 2011 and $46 million at January 3, 2010, recorded as a contra asset.

Pharmaceutical Segment

	Balance at			Balance at
	Beginning of			End of
(Dollars in Millions)	Period	Accruals	Payments/Other	Period

2010
Accrued rebates(1)(2)	$1,064	4,768	(4,312)	1,520
Accrued returns	342	27	(75)	294
Accrued promotions	84	135	(136)	83

Subtotal	$1,490	4,930	(4,523)	1,897

Reserve for doubtful accounts	83	91	(29)	145
Reserve for cash discounts	48	379	(373)	54

Total	$1,621	5,400	(4,925)	2,096

2009
Accrued rebates(1)	$1,261	3,975	(4,172)	1,064
Accrued returns	490	147	(295)	342
Accrued promotions	107	330	(353)	84

Subtotal	$1,858	4,452	(4,820)	1,490

Reserve for doubtful accounts	48	37	(2)	83
Reserve for cash discounts	23	462	(437)	48

Total	$1,929	4,951	(5,259)	1,621

(1)	Includes reserve for customer rebates of $320 million at January 2, 2011 and $372 million at January 3, 2010, recorded as a contra asset.

(2)	Includes additional sales rebates to Medicaid managed care organizations as a result of health care reform legislation.

Medical Devices and Diagnostics Segment

	Balance at			Balance at
	Beginning of			End of
(Dollars in Millions)	Period	Accruals	Payments/Other	Period

2010
Accrued rebates(1)	$454	2,363	(2,322)	495
Accrued returns	220	334	(353)	201
Accrued promotions	73	111	(134)	50

Subtotal	$747	2,808	(2,809)	746

Reserve for doubtful accounts	143	33	(38)	138
Reserve for cash discounts	32	484	(481)	35

Total	$922	3,325	(3,328)	919

2009
Accrued rebates(1)	$416	2,229	(2,191)	454
Accrued returns	189	74	(43)	220
Accrued promotions	47	120	(94)	73

Subtotal	$652	2,423	(2,328)	747

Reserve for doubtful accounts	109	50	(16)	143
Reserve for cash discounts	34	416	(418)	32

Total	$795	2,889	(2,762)	922

(1)	Includes reserve for customer rebates of $331 million at January 2, 2011 and $311 million at January 3, 2010, recorded as a contra asset.

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

In 2007, in accordance with U.S. GAAP, the Company adopted the standard related to accounting for uncertainty in income taxes. The Codification prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Codification also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

At January 2, 2011 and January 3, 2010, the cumulative amounts of undistributed international earnings were approximately $37.0 billion and $32.2 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

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

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

38	JOHNSON & JOHNSON 2010 ANNUAL REPORT

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

New Accounting Pronouncements

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 2, 2011.

Economic and Market Factors

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2000 — 2010, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company accounted for operations in Venezuela as highly inflationary in 2010, as the prior three-year cumulative inflation rate has surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2010 would have increased or decreased the translation of foreign sales by approximately $300 million and income by $65 million.

The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

Changes in the behavior and spending patterns of purchasers of health care products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing health care insurance coverage, as a result of the current global economic downturn, may continue to impact the Company’s businesses.

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

Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that in most cases product liability will be substantially covered by existing amounts accrued in the Company’s balance sheet under its self-insurance program.

The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be reasonably estimated. However, in the Company’s opinion, based on its examination of these matters, its experience to date, and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company’s balance sheet, is not expected to be material to the Company’s financial position, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company’s results of operations and cash flows for that period.

See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.
Common Stock Market Prices

The Company’s Common Stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson Common Stock during 2010 and 2009 were:

	2010		2009
	High	Low	High	Low

First quarter	$65.95	61.89	61.00	46.25
Second quarter	66.20	57.55	56.65	50.12
Third quarter	62.70	56.86	62.47	55.71
Fourth quarter	64.92	61.25	65.41	58.78
Year-end close	$61.85		64.41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	39

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

Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; significant litigation adverse to the Company; impact of business combinations; financial distress and bankruptcies experienced by significant customers and suppliers; changes to governmental laws and regulations and U.S. and foreign health care reforms; trends toward healthcare cost containment; increased scrutiny of the healthcare industry by government agencies; changes in behavior and spending patterns of purchasers of healthcare products and services; manufacturing difficulties or delays; product efficacy or safety concerns resulting in product recalls or regulatory action.

The Company’s report on Form 10-K for the year ended January 2, 2011 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

40	JOHNSON & JOHNSON 2010 ANNUAL REPORT

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
At January 2, 2011 and January 3, 2010
(Dollars in Millions Except Share and Per Share Data) (Note 1)

	2010	2009

Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$19,355	15,810
Marketable securities (Notes 1 and 2)	8,303	3,615
Accounts receivable trade, less allowances for doubtful accounts $340 (2009, $333)	9,774	9,646
Inventories (Notes 1 and 3)	5,378	5,180
Deferred taxes on income (Note 8)	2,224	2,793
Prepaid expenses and other receivables	2,273	2,497

Total current assets	47,307	39,541

Property, plant and equipment, net (Notes 1 and 4)	14,553	14,759
Intangible assets, net (Notes 1 and 5)	16,716	16,323
Goodwill (Notes 1 and 5)	15,294	14,862
Deferred taxes on income (Note 8)	5,096	5,507
Other assets	3,942	3,690

Total assets	$102,908	94,682

Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 7)	$7,617	6,318
Accounts payable	5,623	5,541
Accrued liabilities	4,100	4,625
Accrued rebates, returns and promotions	2,512	2,028
Accrued compensation and employee related obligations	2,642	2,777
Accrued taxes on income	578	442

Total current liabilities	23,072	21,731

Long-term debt (Note 7)	9,156	8,223
Deferred taxes on income (Note 8)	1,447	1,424
Employee related obligations (Notes 9 and 10)	6,087	6,769
Other liabilities	6,567	5,947

Total liabilities	46,329	44,094

Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(3,531)	(3,058)
Retained earnings	77,773	70,306

	77,362	70,368
Less: common stock held in treasury, at cost (Note 12) (381,746,000 shares and 365,522,000 shares)	20,783	19,780

Total shareholders’ equity	56,579	50,588

Total liabilities and shareholders’ equity	$102,908	94,682

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	41

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in Millions Except Per Share Figures) (Note 1)

	2010	2009	2008

Sales to customers	$61,587	61,897	63,747

Cost of products sold	18,792	18,447	18,511

Gross profit	42,795	43,450	45,236
Selling, marketing and administrative expenses	19,424	19,801	21,490
Research and development expense	6,844	6,986	7,577
Purchased in-process research and development (Note 20)	—	—	181
Interest income	(107)	(90)	(361)
Interest expense, net of portion capitalized (Note 4)	455	451	435
Other (income) expense, net	(768)	(526)	(1,015)
Restructuring (Note 22)	—	1,073	—

Earnings before provision for taxes on income	16,947	15,755	16,929
Provision for taxes on income (Note 8)	3,613	3,489	3,980

Net earnings	$13,334	12,266	12,949

Basic net earnings per share (Notes 1 and 15)	$4.85	4.45	4.62
Diluted net earnings per share (Notes 1 and 15)	$4.78	4.40	4.57
Cash dividends per share	$2.110	1.930	1.795
Basic average shares outstanding (Notes 1 and 15)	2,751.4	2,759.5	2,802.5
Diluted average shares outstanding (Notes 1 and 15)	2,788.8	2,789.1	2,835.6

See Notes to Consolidated Financial Statements

42	JOHNSON & JOHNSON 2010 ANNUAL REPORT

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

				Accumulated
				Other		Treasury
		Comprehensive	Retained	Comprehensive	Common Stock	Stock
	Total	Income	Earnings	Income	Issued Amount	Amount

Balance, December 30, 2007	$43,319		55,280	(693)	3,120	(14,388)

Net earnings	12,949	12,949	12,949
Cash dividends paid	(5,024)		(5,024)
Employee compensation and stock option plans	2,180		175			2,005
Conversion of subordinated debentures	—		(1)			1
Repurchase of common stock	(6,651)					(6,651)
Other comprehensive income, net of tax:
Currency translation adjustment	(2,499)	(2,499)		(2,499)
Unrealized losses on securities	(59)	(59)		(59)
Employee benefit plans	(1,870)	(1,870)		(1,870)
Gains on derivatives & hedges	166	166		166
Reclassification adjustment		(27)

Total comprehensive income		8,660

Balance, December 28, 2008	$42,511		63,379	(4,955)	3,120	(19,033)

Net earnings	12,266	12,266	12,266
Cash dividends paid	(5,327)		(5,327)
Employee compensation and stock option plans	1,402		25			1,377
Conversion of subordinated debentures	2		(4)			6
Repurchase of common stock	(2,130)					(2,130)
Other	(33)		(33)
Other comprehensive income, net of tax:
Currency translation adjustment	1,363	1,363		1,363
Unrealized losses on securities	(55)	(55)		(55)
Employee benefit plans	565	565		565
Gains on derivatives & hedges	24	24		24

Total comprehensive income		14,163

Balance, January 3, 2010	$50,588		70,306	(3,058)	3,120	(19,780)

Net earnings	13,334	13,334	13,334
Cash dividends paid	(5,804)		(5,804)
Employee compensation and stock option plans	1,730		(62)			1,792
Conversion of subordinated debentures	1		(1)			2
Repurchase of common stock	(2,797)					(2,797)
Other comprehensive income, net of tax:
Currency translation adjustment	(461)	(461)		(461)
Unrealized gains on securities	54	54		54
Employee benefit plans	(21)	(21)		(21)
Losses on derivatives & hedges	(45)	(45)		(45)

Total comprehensive income		12,861

Balance, January 2, 2011	$56,579		77,773	(3,531)	3,120	(20,783)

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	43

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2010	2009	2008

Cash flows from operating activities
Net earnings	$13,334	12,266	12,949
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	2,939	2,774	2,832
Stock based compensation	614	628	627
Purchased in-process research and development	—	—	181
Deferred tax provision	356	(436)	22
Accounts receivable allowances	12	58	86
Changes in assets and liabilities, net of effects from acquisitions:
(Increase)/decrease in accounts receivable	(207)	453	(736)
(Increase)/decrease in inventories	(196)	95	(101)
Increase/(decrease) in accounts payable and accrued liabilities	20	(507)	(272)
(Increase)/decrease in other current and non-current assets	(574)	1,209	(1,600)
Increase in other current and non-current liabilities	87	31	984

Net cash flows from operating activities	16,385	16,571	14,972

Cash flows from investing activities
Additions to property, plant and equipment	(2,384)	(2,365)	(3,066)
Proceeds from the disposal of assets	524	154	785
Acquisitions, net of cash acquired (Note 20)	(1,269)	(2,470)	(1,214)
Purchases of investments	(15,788)	(10,040)	(3,668)
Sales of investments	11,101	7,232	3,059
Other (primarily intangibles)	(38)	(109)	(83)

Net cash used by investing activities	(7,854)	(7,598)	(4,187)

Cash flows from financing activities
Dividends to shareholders	(5,804)	(5,327)	(5,024)
Repurchase of common stock	(2,797)	(2,130)	(6,651)
Proceeds from short-term debt	7,874	9,484	8,430
Retirement of short-term debt	(6,565)	(6,791)	(7,319)
Proceeds from long-term debt	1,118	9	1,638
Retirement of long-term debt	(32)	(219)	(24)
Proceeds from the exercise of stock options/excess tax benefits	1,226	882	1,486

Net cash used by financing activities	(4,980)	(4,092)	(7,464)

Effect of exchange rate changes on cash and cash equivalents	(6)	161	(323)

Increase in cash and cash equivalents	3,545	5,042	2,998
Cash and cash equivalents, beginning of year (Note 1)	15,810	10,768	7,770

Cash and cash equivalents, end of year (Note 1)	$19,355	15,810	10,768

Supplemental cash flow data
Cash paid during the year for:
Interest	$491	533	525
Income taxes	2,442	2,363	4,068
Supplemental schedule of noncash investing and financing activities
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$673	541	593
Conversion of debt	1	2	—
Acquisitions
Fair value of assets acquired	$1,321	3,345	1,328
Fair value of liabilities assumed and non-controlling interests	(52)	(875)	(114)

Net cash paid for acquisitions	$1,269	2,470	1,214

See Notes to Consolidated Financial Statements

44	JOHNSON & JOHNSON 2010 ANNUAL REPORT

JOHNSON & JOHNSON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the “Company”). Intercompany accounts and transactions are eliminated.

Description of the Company And Business Segments

The Company has approximately 114,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Biosense Webster’s electrophysiology products; Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products and advanced sterilization products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vistakon’s disposable contact lenses.

New Accounting Pronouncements
Recently Adopted Accounting Pronouncements

During the fiscal first quarter of 2010 the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments related to the criteria for separating consideration in multiple-deliverable revenue arrangements. The guidance (a) provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; and (c) eliminates the use of the residual method and requires an entity to allocate the revenue using the relative selling price method. The adoption did not have a material impact on the Company’s results of operations, cash flows or financial position; however it expanded the disclosures for multiple-deliverable revenue arrangements.

During the fiscal first quarter of 2010, the Company adopted the FASB standard related to variable interest entities. The adoption of this standard did not have an impact on the Company’s results of operations, cash flows or financial position.

During the fiscal first quarter of 2010, the Company adopted the new accounting guidance on fair value measurements and disclosures. This guidance requires the Company to disclose the amount of significant transfers between Level 1 and Level 2 inputs and the reasons for these transfers as well as the reasons for any transfers in or out of Level 3 of the fair value hierarchy. In addition, the guidance clarifies certain existing disclosure requirements. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.

Recently Issued Accounting Standards,
Not Adopted as of January 2, 2011

During the fiscal second quarter of 2010 the FASB issued an accounting standard update related to revenue recognition under the milestone method. The objective of the accounting standard update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This guidance was effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	45

Property, Plant and Equipment and Depreciation
Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20 — 40 years
Land and leasehold improvements	10 — 20 years
Machinery and equipment	2 — 13 years

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

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales return reserves are accounted for in accordance with U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual sales to customers during the prior three fiscal reporting years 2008 — 2010.

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

Shipping and Handling

Shipping and handling costs incurred were $945 million, $964 million and $1,017 million in 2010, 2009 and 2008, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Intangible Assets and Goodwill

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2010 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

Financial Instruments

As required by U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

46	JOHNSON & JOHNSON 2010 ANNUAL REPORT

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

Nature/Type of Collaboration	Statement of Earnings Presentation

Third-party sale of product	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of goods sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research and development expense
Research and development payments to collaborative partner	Research and development expense
Research and development payments received from collaborative partner	Reduction of Research and development expense

*	Milestones are capitalized as intangible assets and amortized to cost of goods sold over the useful life.

Advertising

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.5 billion, $2.4 billion and $2.9 billion in 2010, 2009 and 2008, respectively.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation. At January 2, 2011 and January 3, 2010, the cumulative amount of undistributed international earnings was approximately $37.0 billion and $32.2 billion, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	47

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

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

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

2.	Cash, Cash Equivalents and Current Marketable Securities

At the end of 2010 and 2009, the amortized cost of cash, cash equivalents and current marketable securities were comprised of:

	Amortized Cost
(Dollars in Millions)	2010	2009

Cash	$2,293	2,517
Government securities and obligations	22,349	13,370
Corporate debt securities	225	426
Money market funds	2,135	1,890
Time deposits	656	1,222

Total cash, cash equivalents and current marketable securities	$27,658	19,425

The estimated fair value was the same as the amortized cost as of January 2, 2011. The estimated fair value was $19,426 million as of January 3, 2010 reflecting a $1 million unrealized gain in Government securities and obligations.

As of January 2, 2011, current marketable securities consisted of $8,153 million and $150 million of government securities and obligations and corporate debt securities, respectively.

As of January 3, 2010, current marketable securities consisted of $3,434 million and $181 million of government securities and obligations and corporate debt securities, respectively.

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

3.	Inventories

At the end of 2010 and 2009, inventories were comprised of:

(Dollars in Millions)	2010	2009

Raw materials and supplies	$1,073	1,144
Goods in process	1,460	1,395
Finished goods	2,845	2,641

Total inventories	$5,378	5,180

4.	Property, Plant and Equipment

At the end of 2010 and 2009, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2010	2009

Land and land improvements	$738	714
Buildings and building equipment	9,079	8,863
Machinery and equipment	18,032	17,153
Construction in progress	2,577	2,521

Total property, plant and equipment, gross	$30,426	29,251
Less accumulated depreciation	15,873	14,492

Total property, plant and equipment, net	$14,553	14,759

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2010, 2009 and 2008 was $73 million, $101 million and $147 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2010, 2009 and 2008, was $2.2 billion, $2.1 billion and $2.0 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

48	JOHNSON & JOHNSON 2010 ANNUAL REPORT

5.	Intangible Assets and Goodwill

At the end of 2010 and 2009, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2010	2009

Intangible assets with definite lives:
Patents and trademarks — gross	$6,660	5,697
Less accumulated amortization	2,629	2,177

Patents and trademarks — net	$4,031	3,520

Other intangibles — gross	$7,674	7,808
Less accumulated amortization	2,880	2,680

Other intangibles — net	$4,794	5,128

Total intangible assets with definite lives — gross	$14,334	13,505
Less accumulated amortization	5,509	4,857

Total intangible assets with definite lives — net	$8,825	8,648

Intangible assets with indefinite lives:
Trademarks	$5,954	5,938
Purchased in-process research and development*	1,937	1,737

Total intangible assets with indefinite lives	$7,891	7,675

Total intangible assets — net	$16,716	16,323

*	Purchased in-process research and development will be accounted for as an indefinite-lived intangible asset until the underlying project is completed or abandoned.

Goodwill as of January 2, 2011 and January 3, 2010, as allocated by segment of business is as follows:

			Med Dev
(Dollars in Millions)	Consumer	Pharm	and Diag	Total

Goodwill at December 28, 2008	$7,474	963	5,282	13,719

Acquisitions	—	271	401	672
Currency translation/other*	600	10	(139)	471

Goodwill at January 3, 2010	$8,074	1,244	5,544	14,862

Acquisitions	—	—	397	397
Currency translation/other	70	(19)	(16)	35

Goodwill at January 2, 2011	$8,144	1,225	5,925	15,294

*	Includes reclassification between segments.

The weighted average amortization periods for patents and trademarks and other intangible assets are 17 years and 28 years, respectively. The amortization expense of amortizable assets was $748 million, $675 million and $788 million before tax, for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2010, 2009 and 2008, with the resulting charge included in amortization expense. These write downs did not have a material impact on the Company’s results of operations, cash flows or financial position.

The estimated amortization expense for the five succeeding years approximates $730 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

6.	Fair Value Measurements

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of January 2, 2011, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $21 billion and $3 billion, respectively.

All derivative instruments are to be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains/losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in other (income) and expense, net, and was not material for the fiscal years ended January 2, 2011 and January 3, 2010. Refer to Note 13 for disclosures of movements in Accumulated Other Comprehensive Income.

As of January 2, 2011, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $100 million after-tax. For additional information, see Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	49

The following table is a summary of the activity related to designated derivatives for the fiscal years ended January 2, 2011 and January 3, 2010:

			Gain/(Loss)				Gain/(Loss)
	Gain/(Loss)		Reclassified from				Recognized in
	Recognized in		Accumulated OCI				Other
Cash Flow Hedges	Accumulated OCI(1)		into Income(1)				Income/expense(2)
(Dollars in Millions)	2010	2009	2010		2009		2010	2009

Foreign exchange contracts	$(66)	(63)	(52	)(A)	(47	)(A)	(2)	1
Foreign exchange contracts	(296)	(173)	(300	)(B)	70	(B)	(38)	(1)
Foreign exchange contracts	51	5	57	(C)	13	(C)	5	—
Cross currency interest rate swaps	(40)	241	6	(D)	(16	)(D)	—	—
Foreign exchange contracts	18	28	1	(E)	(6	)(E)	3	(12)

Total	$(333)	38	(288)		14		(32)	(12)

All amounts shown in the table above are net of tax.

(1)	Effective portion

(2)	Ineffective portion

(A)	Included in Sales to customer

(B)	Included in Cost of products sold

(C)	Included in Research and development expense

(D)	Included in Interest (income)/Interest expense, net

(E)	Included in Other (income)/expense, net

For the fiscal years ended January 2, 2011 and January 3, 2010, a loss of $31 million and a gain of $21 million, respectively, was recognized in Other (income)/expense, net, relating to foreign exchange contracts not designated as hedging instruments.

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest.

The fair value of a derivative financial instrument (i.e. forward exchange contract, currency swap) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position. The Company also holds equity investments that are classified as Level 1 as they are traded in an active exchange market.

The following three levels of inputs are used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

50	JOHNSON & JOHNSON 2010 ANNUAL REPORT

The Company’s significant financial assets and liabilities measured at fair value as of January 2, 2011 and January 3, 2010 were as follows:

				2010	2009
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Total(1)

Derivatives designated as hedging instruments:
Assets:
Foreign exchange contracts	$—	321	—	321	436
Cross currency interest rate swaps(2)		17		17	126

Total	—	338	—	338	562

Liabilities:
Foreign exchange contracts	—	586	—	586	608
Cross currency interest rate swaps(3)		502		502	571

Total	—	1,088	—	1,088	1,179

Derivatives not designated as hedging instruments:
Assets:
Foreign exchange contracts	—	19	—	19	33
Liabilities:
Foreign exchange contracts	—	39	—	39	40
Other investments	$1,165	—	—	1,165	1,134

(1)	2009 assets and liabilities are all classified as Level 2 with the exception of other investments of $1,134 million which are classified as Level 1.

(2)	Includes $14 million and $119 million of non-current assets for the fiscal years ending January 2, 2011 and January 3, 2010, respectively.

(3)	Includes $502 million and $517 million of non-current liabilities for the fiscal years ending January 2, 2011 and January 3, 2010, respectively.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

7.	Borrowings

The components of long-term debt are as follows:

			Effective				Effective
(Dollars in Millions)	2010		Rate %		2009		Rate %

5.15% Debentures due 2012	$599		5.18%		599		5.18
3.80% Debentures due 2013	500		3.82		500		3.82
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.15% Debentures due 2018	898		5.15		898		5.15
4.75% Notes due 2019 (1B Euro 1.3268)(2)/(1B Euro 1.4382)(3)	1,319	(2)	5.35		1,429	(3)	5.35
3% Zero Coupon Convertible Subordinated Debentures due 2020	194		3.00		188		3.00
2.95% Debentures due 2020	541		3.15		—		—
6.73% Debentures due 2023	250		6.73		250		6.73
5.50% Notes due 2024 (500MM GBP 1.5403)(2)/ (500MM GBP 1.6189)(3)	764	(2)	5.71		803	(3)	5.71
6.95% Notes due 2029	294		7.14		294		7.14
4.95% Debenture due 2033	500		4.95		500		4.95
5.95% Notes due 2037	995		5.99		995		5.99
5.86% Debentures due 2038	700		5.86		700		5.86
4.50% Debentures due 2040	539		4.63		—		—
Other (Includes Industrial Revenue Bonds)	76				101

	9,169(4)		5.25	(1)	8,257	(4)	5.42(1)
Less current portion	13				34

	$9,156				8,223

(1)	Weighted average effective rate.

(2)	Translation rate at January 2, 2011.

(3)	Translation rate at January 3, 2010.

(4)	The excess of the fair value over the carrying value of debt was $1.0 billion in 2010 and $0.8 billion in 2009.

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices in active markets.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2010, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 22, 2011. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

Throughout 2010 the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $7.6 billion at the end of 2010, of which $7.4 billion was borrowed under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

The Company has a shelf registration with the Securities and Exchange Commission that enables the Company to issue on a timely basis debt securities and warrants to purchase debt securities.

Aggregate maturities of long-term obligations commencing in 2010 are:

(Dollars in Millions)

					After
2011	2012	2013	2014	2015	2015

$13	644	509	9	—	7,994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	51

8.	Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2010	2009	2008

Currently payable:
U.S. taxes	$2,063	2,410	2,334
International taxes	1,194	1,515	1,624

Total currently payable	3,257	3,925	3,958

Deferred:
U.S. taxes	(4)	187	126
International taxes	360	(623)	(104)

Total deferred	356	(436)	22

Provision for taxes on income	$3,613	3,489	3,980

A comparison of income tax expense at the U.S. statutory rate of 35% in 2010, 2009 and 2008, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2010	2009	2008

U.S.	$6,392	7,141	6,579
International	10,555	8,614	10,350

Earnings before taxes on income:	$16,947	15,755	16,929

Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
Ireland and Puerto Rico operations	(5.1)	(5.1)	(6.8)
Research and orphan drug tax credits	(0.6)	(0.6)	(0.6)
U.S. state and local	1.0	1.8	1.6
International subsidiaries excluding Ireland	(7.5)	(6.7)	(5.6)
U.S. manufacturing deduction	(0.5)	(0.4)	(0.4)
In-process research and development (IPR&D)	—	—	0.4
U.S. Tax international income	(0.6)	(1.6)	(0.5)
All other	(0.4)	(0.3)	0.4

Effective tax rate	21.3%	22.1	23.5

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The decrease in the 2010 tax rate was primarily due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments. The decrease in the 2009 tax rate was primarily due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

Temporary differences and carry forwards for 2010 and 2009 are as follows:

	2010		2009
	Deferred Tax		Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability

Employee related obligations	$2,211		2,153
Stock based compensation	1,225		1,291
Depreciation		(769)		(661)
Non-deductible intangibles		(2,725)		(2,377)
International R&D capitalized for tax	1,857		1,989
Reserves & liabilities	948		1,014
Income reported for tax purposes	691		648
Net operating loss carryforward international	738		615
Miscellaneous international	1,326	(106)	1,474	(110)
Miscellaneous U.S.	470		799

Total deferred income taxes	$9,466	(3,600)	9,983	(3,148)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The 2009 deferred tax Miscellaneous U.S. includes current year tax receivables. The Company has a wholly-owned international subsidiary that has cumulative net losses. The Company believes that it is more likely than not that this subsidiary will realize future taxable income sufficient to utilize these deferred tax assets.

The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2010	2009	2008

Beginning of year	$2,403	1,978	1,653
Increases related to current year tax positions	465	555	545
Increases related to prior period tax positions	68	203	87
Decreases related to prior period tax positions	(431)	(163)	(142)
Settlements	(186)	(87)	(137)
Lapse of statute of limitations	(12)	(83)	(28)

End of year	$2,307	2,403	1,978

The Company had $2.3 billion, $2.4 billion and $2.0 billion of unrecognized tax benefits as of January 2, 2011, January 3, 2010 and December 28, 2008, respectively. All of the unrecognized tax benefits of $2.3 billion at January 2, 2011, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2005; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2003. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.

52	JOHNSON & JOHNSON 2010 ANNUAL REPORT

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest of $34 million income, $36 million expense and $69 million expense in 2010, 2009 and 2008, respectively. The total amount of accrued interest was $264 million and $309 million in 2010 and 2009, respectively.

9.	Employee Related Obligations

At the end of 2010 and 2009, employee related obligations recorded on the Consolidated Balance Sheet were:

(Dollars in Millions)	2010	2009

Pension benefits	$2,175	2,792
Postretirement benefits	2,359	2,245
Postemployment benefits	1,379	1,504
Deferred compensation	820	790

Total employee obligations	6,733	7,331
Less current benefits payable	646	562

Employee related obligations — non-current	$6,087	6,769

Prepaid employee related obligations of $615 million and $266 million for 2010 and 2009, respectively, are included in other assets on the consolidated balance sheet.

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

The Company uses the date of its consolidated financial statements (January 2, 2011 and January 3, 2010, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

In accordance with U.S. GAAP, the Company has adopted the recent standards related to employers’ accounting for defined benefit pension and other postretirement plans.

Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2010, 2009 and 2008 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2010	2009	2008	2010	2009	2008

Service cost	$550	511	545	$134	137	142
Interest cost	791	746	701	202	174	166
Expected return on plan assets	(1,005)	(934)	(876)	(1)	(1)	(2)
Amortization of prior service cost	10	13	10	(4)	(5)	(4)
Amortization of net transition asset	1	1	2	—	—	—
Recognized actuarial losses	236	155	62	48	55	64
Curtailments and settlements	1	(11)	7	—	(1)	—

Net periodic benefit cost	$584	481	451	$379	359	366

The net periodic benefit cost attributable to U.S. retirement plans was $294 million, $286 million and $220 million in 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)

Amortization of net transition obligation	$1
Amortization of net actuarial losses	402
Amortization of prior service cost	5

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

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2010	2009	2008	2010	2009	2008

U.S. Benefit Plans
Discount rate	5.98%	6.50	6.50	5.98%	6.50	6.50
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.25	4.50	4.50	4.25	4.50	4.50
International Benefit Plans
Discount rate	5.26%	5.75	6.00	6.32%	6.75	7.25
Expected long-term rate of return on plan assets	8.00	8.00	8.00	—	—	—
Rate of increase in compensation levels	4.00	4.00	4.00	4.75	4.75	4.50

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

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2010	2009

Health care cost trend rate assumed for next year	7.50%	8.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	5.00
Year the rate reaches the ultimate trend rate	2018	2017

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease

Health Care Plans
Total interest and service cost	$36	$(28)
Postretirement benefit obligation	377	(302)

54	JOHNSON & JOHNSON 2010 ANNUAL REPORT

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2010 and 2009 for the Company’s defined benefit retirement plans and other postretirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2010	2009	2010	2009

Change in Benefit Obligation
Projected benefit obligation — beginning of year	$13,449	11,923	$3,590	2,765
Service cost	550	511	134	137
Interest cost	791	746	202	174
Plan participant contributions	42	50	—	—
Amendments	—	3	—	—
Actuarial losses	815	412	115	51
Divestitures & acquisitions	—	15	—	13
Curtailments & settlements & restructuring	(10)	(3)	—	748
Benefits paid from plan	(627)	(570)	(476)	(313)
Effect of exchange rates	(17)	362	7	15

Projected benefit obligation — end of year*	$14,993	13,449	$3,572	3,590

Change in Plan Assets
Plan assets at fair value — beginning of year	$10,923	7,677	$16	17
Actual return on plan assets	1,466	2,048	2	4
Company contributions	1,611	1,354	472	308
Plan participant contributions	42	50	—	—
Settlements	(7)	—	—	—
Benefits paid from plan assets	(627)	(570)	(476)	(313)
Effect of exchange rates	25	364	—	—

Plan assets at fair value — end of year	$13,433	10,923	$14	16

Funded status at — end of year*	$(1,560)	(2,526)	$(3,558)	(3,574)

Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$615	266	$—	—
Current liabilities	(54)	(53)	(576)	(484)
Non-current liabilities	(2,121)	(2,739)	(2,982)	(3,090)

Total recognized in the consolidated balance sheet — end of year	$(1,560)	(2,526)	$(3,558)	(3,574)

Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$3,539	3,415	$1,017	924
Prior service cost (credit)	39	47	(21)	(23)
Unrecognized net transition obligation	4	5	—	—

Total before tax effects	$3,582	3,467	$996	901

Accumulated Benefit Obligations — end of year*	$13,134	11,687

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$584	481	$379	359

Net actuarial loss (gain)	354	(704)	134	48
Amortization of net actuarial loss	(242)	(134)	(46)	(131)
Prior service cost	—	3	—	—
Amortization of prior service (cost) credit	(10)	(13)	4	5
Effect of exchange rates	13	57	3	2

Total recognized in other comprehensive income, before tax	$115	(791)	$95	(76)

Total recognized in net periodic benefit cost and other comprehensive income	$699	(310)	$474	283

*	The Company does not fund certain plans, as funding is not required. $1.3 billion and $1.2 billion of the 2010 and 2009 projected benefit obligation and $1.3 billion and $1.2 billion of the underfunded status for each of the fiscal years 2010 and 2009, respectively, relates to the unfunded pension plans. $1.1 billion and $1.0 billion of the accumulated benefit obligation for the fiscal years 2010 and 2009, respectively, relate to these unfunded pension plans.

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans
(Dollars in Millions)	2010	2009

Accumulated benefit obligation	$(2,361)	(4,065)
Projected benefit obligation	(2,771)	(4,663)
Plan assets at fair value	817	2,564

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	55

The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2011	2012	2013	2014	2015	2016-2020

Projected future benefit payments
Retirement plans	$596	598	614	642	682	4,153

Other benefit plans — gross	$263	212	200	202	203	1,075
Medicare rebates	(10)	(12)	—	—	—	—

Other benefit plans — net	$253	200	200	202	203	1,075

The 2011 other benefit plan future projected benefit payments exclude $345 million of severance payments associated with the 2009 worldwide restructuring program.

In 2010, the Company contributed $1,236 million and $375 million to its U.S. and international pension plans, respectively.

The Company plans to continue to fund its U.S. defined benefit plans to comply with the Pension Protection Act of 2006.

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

(Dollars in Millions)	2011	2012	2013	2014	2015	2016-2020

Projected future contributions
Unfunded U.S. retirement plans	$36	38	40	43	46	300

Unfunded international retirement plans	$18	17	19	19	23	128

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including, diversification, liquidity of local markets and liquidity of base currency. A majority of the Company’s pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds. An asset allocation of 75% equities and 25% fixed income is generally pursued unless local regulations and illiquidity require otherwise.

The Company’s retirement plan asset allocation at the end of 2010 and 2009 and target allocations for 2011 are as follows:

	Percent of		Target
	Plan Assets		Allocation
	2010	2009	2011

U.S. Retirement Plans
Equity securities	79%	76%	75%
Debt securities	21	24	25

Total plan assets	100%	100%	100%

International Retirement Plans

Equity securities	65%	65%	65%
Debt securities	35	34	35
Real estate and other	—	1	—

Total plan assets	100%	100%	100%

The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $14 million and $16 million at January 2, 2011 and January 3, 2010, respectively.

The fair value of Johnson & Johnson Common Stock directly held in plan assets was $453 million (3.4% of total plan assets) at January 2, 2011 and $469 million (4.3% of total plan assets) at January 3, 2010.

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

56	JOHNSON & JOHNSON 2010 ANNUAL REPORT

Following is a description of the valuation methodologies used for the investments measured at fair value.

•	Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•	Government and agency securities — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

•	Debt instruments — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.

•	Equity securities — Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•	Commingled funds — The investments are public investment vehicles valued using the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.

•	Insurance contracts — The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

•	Other assets — Other assets are represented primarily by limited partnerships and real estate investments, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1, while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. These, as well as any other assets valued using unobservable inputs, are classified as Level 3.

The following table sets forth the trust investments measured at fair value as of January 2, 2011 and January 3, 2010:

	Quoted Prices		Significant		Significant
	in Active		Other		Unobserv-
	Markets for		Observable		able
	Identical Assets		Inputs		Inputs
	(Level 1)		(Level 2)		(Level 3)		Total Assets
(Dollars in Millions)	2010	2009	2010	2009	2010	2009	2010	2009

Short-term investment funds	$80	91	371	358	—	—	451	449
Government and agency securities	69	—	1,484	1,165	—	—	1,553	1,165
Debt instruments	5	3	1,149	1,145	13	5	1,167	1,153
Equity securities	6,744	5,068	14	58	24	15	6,782	5,141
Commingled funds	1	—	3,173	2,673	35	26	3,209	2,699
Insurance contracts	—	—	—	—	29	32	29	32
Other assets	10	31	150	171	82	82	242	284

Trust investments at fair value	$6,909	5,193	6,341	5,570	183	160	13,433	10,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	57

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended January 2, 2011 and January 3, 2010:

	Debt	Equity	Commingled	Insurance	Other	Total
(Dollars in Millions)	Instruments	Securities	Funds	Contracts	Assets	Level 3

Balance December 28, 2008	$7	15	15	29	85	151
Realized gains (losses)	—	—	—	3	—	3
Unrealized gains (losses)	2	(2)	(2)	—	(3)	(5)
Purchases, sales, issuances and settlements, net	(4)	2	13	—	—	11

Balance January 3, 2010	5	15	26	32	82	160
Realized gains (losses)	(1)	—	—	(3)	1	(3)
Unrealized gains (losses)	1	4	4	—	(3)	6
Purchases, sales, issuances and settlements, net	8	5	5	—	2	20

Balance January 2, 2011	$13	24	35	29	82	183

11.	Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $157 million, $163 million and $166 million in 2010, 2009 and 2008, respectively.

12.	Capital and Treasury Stock

Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock	Treasury Stock
Number of Shares in Thousands)	Shares	Amount

Balance at December 30, 2007	279,620	$14,388
Employee compensation and stock option plans	(29,906)	(2,005)
Conversion of subordinated debentures	(19)	(1)
Repurchase of common stock	100,970	6,651

Balance at December 28, 2008	350,665	19,033
Employee compensation and stock option plans	(22,161)	(1,377)
Conversion of subordinated debentures	(96)	(6)
Repurchase of common stock	37,114	2,130

Balance at January 3, 2010	365,522	19,780
Employee compensation and stock option plans	(28,827)	(1,792)
Conversion of subordinated debentures	(39)	(2)
Repurchase of common stock	45,090	2,797

Balance at January 2, 2011	381,746	$20,783

Aggregate shares of Common Stock issued were approximately 3,119,843,000 shares at the end of 2010, 2009 and 2008.

Cash dividends paid were $2.110 per share in 2010, compared with dividends of $1.930 per share in 2009, and $1.795 per share in 2008.

13.	Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

					Total
				Gains/	Accumulated
	Foreign	Gains/		(Losses) on	Other
	Currency	(Losses) on	Employee	Derivatives	Comprehensive
(Dollars in Millions)	Translation	Securities	Benefit Plans	& Hedges	Income/(Loss)

December 30, 2007	$628	84	(1,360)	(45)	(693)
2008 changes
Unrealized gain (loss)	—	(32)	—	94
Net amount reclassed to net earnings	—	(27)	—	72

Net 2008 changes	(2,499)	(59)	(1,870)	166	(4,262)

December 28, 2008	$(1,871)	25	(3,230)	121	(4,955)
2009 changes
Unrealized gain (loss)	—	(52)	—	38
Net amount reclassed to net earnings	—	(3)	—	(14)

Net 2009 changes	1,363	(55)	565	24	1,897

January 3, 2010	$(508)	(30)	(2,665)	145	(3,058)
2010 changes
Unrealized gain (loss)	—	99	—	(333)
Net amount reclassed to net earnings	—	(45)	—	288
Net 2010 changes	(461)	54	(21)	(45)	(473)

January 2, 2011	$(969)	24	(2,686)	100	(3,531)

The tax effect on the unrealized gains/(losses) on the equity securities was expense of $13 million in 2010, income of $14 million in 2009 and expense of $14 million in 2008. The tax effect related to employee benefit plans was $11 million, $302 million and $1,090 million in 2010, 2009 and 2008, respectively. The tax effect on the gains/(losses) on derivatives and hedges was expense of $54 million, $78 million and $70 million in 2010, 2009 and 2008, respectively. See Note 6 for additional information relating to derivatives and hedging.

The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

58	JOHNSON & JOHNSON 2010 ANNUAL REPORT

14.	International Currency Translation

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

An analysis of the changes during 2010, 2009 and 2008 for foreign currency translation adjustments is included in Note 13.

Net currency transaction gains and losses included in other (income) expense were losses of $130 million, $210 million and $31 million in 2010, 2009 and 2008, respectively.

15.	Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008:

(In millions Except Per Share Data)	2010	2009	2008

Basic net earnings per share	$4.85	4.45	4.62
Average shares outstanding — basic	2,751.4	2,759.5	2,802.5
Potential shares exercisable under stock option plans	156.1	118.0	179.0
Less: shares repurchased under treasury stock method	(122.3)	(92.0)	(149.6)
Convertible debt shares	3.6	3.6	3.7

Adjusted average shares outstanding — diluted	2,788.8	2,789.1	2,835.6
Diluted net earnings per share	$4.78	4.40	4.57

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2010, 2009 and 2008.

Diluted net earnings per share excludes 66 million, 121 million and 59 million shares underlying stock options for 2010, 2009 and 2008, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

16.	Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $299 million, $322 million and $309 million in 2010, 2009 and 2008, respectively.

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 2, 2011 are:

(Dollars in Millions)

					After
2011	2012	2013	2014	2015	2015	Total

$182	159	130	106	89	74	740

Commitments under capital leases are not significant.

17.	Common Stock, Stock Option Plans and Stock Compensation Agreements

At January 2, 2011, the Company had 7 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director’s Plan and the ALZA Corporation, Inverness Medical Technology, Inc., and Scios Inc. Stock Option Plans. During 2010, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.

The compensation cost that has been charged against income for these plans was $614 million, $628 million and $627 million for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $205 million, $210 million and $210 million for 2010, 2009 and 2008, respectively. The total unrecognized compensation cost was $613 million as of January 2, 2011, $612 million as of January 3, 2010 and $632 million as of December 28, 2008. The weighted average period for this cost to be recognized was 1.05 years, 1.16 years and 1.06 years for 2010, 2009, and 2008, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

Stock Options

Stock options expire 10 years from the date of grant and vest over service periods that range from six months to four years. All options are granted at the average of the high and low prices of the Company’s Common Stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 121.3 million at the end of 2010.

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

The average fair value of options granted was $8.03, $8.35 and $7.66, in 2010, 2009, and 2008, respectively. The fair value was estimated based on the weighted average assumptions of:

	2010	2009	2008

Risk-free rate	2.78%	2.71%	2.97%
Expected volatility	17.4%	19.5%	15.0%
Expected life	6.0yrs	6.0yrs	6.0yrs
Dividend yield	3.30%	3.30%	2.90%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	59

A summary of option activity under the Plan as of January 2, 2011, January 3, 2010 and December 28, 2008 and changes during the years ending on those dates is presented below:

			Aggregate
			Intrinsic
		Weighted	Value
	Outstanding	Average	(Dollars in
(Shares in Thousands)	Shares	Exercise Price	Millions)

Shares at December 30, 2007	228,629	$56.83	$2,411

Options granted	22,428	61.80
Options exercised	(30,033)	50.27
Options canceled/forfeited	(5,525)	61.90

Shares at December 28, 2008	215,499	58.14	$597

Options granted	21,576	58.32
Options exercised	(18,225)	50.97
Options canceled/forfeited	(6,131)	61.85

Shares at January 3, 2010	212,719	58.66	$1,310

Options granted	13,996	62.62
Options exercised	(25,020)	51.84
Options canceled/forfeited	(8,005)	62.36

Shares at January 2, 2011	193,690	$59.68	$648

The total intrinsic value of options exercised was $278 million, $184 million and $506 million in 2010, 2009 and 2008, respectively.

The following table summarizes stock options outstanding and exercisable at January 2, 2011:

(Shares in Thousands)	Outstanding			Exercisable
			Average		Average
Exercise		Average	Exercise		Exercise
Price Range	Options	Life(1)	Price	Options	Price

$25.00-$40.08	50	0.9	$29.53	50	$29.53
$41.26-$49.86	532	0.5	47.43	532	47.43
$50.52-$52.80	20,155	2.1	52.20	20,115	52.20
$53.00-$53.93	24,114	3.0	53.93	24,114	53.93
$54.04-$57.30	24,332	1.1	57.28	24,332	57.28
$57.44-$58.34	39,343	6.5	58.33	20,175	58.33
$58.42-$65.10	33,020	7.8	62.11	1,147	61.21
$65.62-$68.37	52,144	4.8	65.97	50,810	65.98

	193,690	4.7	$59.68	141,275	$59.25

(1)	Average contractual life remaining in years.

Stock options exercisable at January 3, 2010 and December 28, 2008 were 148,349 at an average price of $57.26 and an average life of 5.0 years and 144,962 at an average price of $56.25 and an average life of 5.3 years, respectively.

Restricted Share Units

The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuances with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

A summary of share activity under the Plan as of January 2, 2011:

Outstanding
(Shares in Thousands)	Shares

Shares at December 30, 2007	13,661
Granted	10,105
Issued	(40)
Canceled/forfeited	(1,468)

Shares at December 28, 2008	22,258
Granted	11,172
Issued	(5,714)
Canceled/forfeited	(1,392)

Shares at January 3, 2010	26,324
Granted	12,003
Issued	(6,297)
Canceled/forfeited	(2,296)

Shares at January 2, 2011	29,734

The average fair value of the restricted share units granted was $56.69, $52.79 and $56.70 in 2010, 2009 and 2008, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $375.0 million, $308.4 million and $2.5 million in 2010, 2009 and 2008, respectively.

60	JOHNSON & JOHNSON 2010 ANNUAL REPORT

18.	Segments of Business(1) and Geographic Areas

	Sales to Customers(2)
(Dollars in Millions)	2010	2009	2008

Consumer —
United States	$5,519	6,837	6,937
International	9,071	8,966	9,117

Total	14,590	15,803	16,054

Pharmaceutical —
United States	12,519	13,041	14,831
International	9,877	9,479	9,736

Total	22,396	22,520	24,567

Medical Devices and Diagnostics —
United States	11,412	11,011	10,541
International	13,189	12,563	12,585

Total	24,601	23,574	23,126

Worldwide total	$61,587	61,897	63,747

	Operating Profit			Identifiable Assets
(Dollars in Millions)	2010(5)	2009(6)	2008(7)	2010	2009	2008

Consumer	$2,342	2,475	2,674	$23,753	24,671	23,765
Pharmaceutical	7,086	6,413	7,605	19,961	21,460	19,544
Medical Devices and Diagnostics	8,272	7,694	7,223	23,277	22,853	20,779

Total	17,700	16,582	17,502	66,991	68,984	64,088
Less: Expense not allocated to segments(3)	753	827	573
General corporate(4)				35,917	25,698	20,824

Worldwide total	$16,947	15,755	16,929	$102,908	94,682	84,912

	Additions to Property,			Depreciation and
	Plant & Equipment			Amortization
(Dollars in Millions)	2010	2009	2008	2010	2009	2008

Consumer	$526	439	499	$532	513	489
Pharmaceutical	508	535	920	912	922	986
Medical Devices and Diagnostics	1,113	1,114	1,251	1,270	1,124	1,146

Segments total	2,147	2,088	2,670	2,714	2,559	2,621
General corporate	237	277	396	225	215	211

Worldwide total	$2,384	2,365	3,066	$2,939	2,774	2,832

	Sales to Customers(2)			Long-Lived Assets(8)
(Dollars in Millions)	2010	2009	2008	2010	2009	2008

United States	$29,450	30,889	32,309	$23,315	22,399	21,674
Europe	15,510	15,934	16,782	16,791	17,347	14,375
Western Hemisphere excluding U.S.	5,550	5,156	5,173	3,653	3,540	3,328
Asia-Pacific, Africa	11,077	9,918	9,483	2,089	1,868	1,898

Segments total	61,587	61,897	63,747	45,848	45,154	41,275
General corporate				715	790	785
Other non long-lived assets				56,345	48,738	42,852

Worldwide total	$61,587	61,897	63,747	$102,908	94,682	84,912

(1)	See Note 1 for a description of the segments in which the Company operates.

(2)	Export sales are not significant. In 2010, 2009 and 2008, the Company did not have a customer that represented 10% of total revenues.

(3)	Amounts not allocated to segments include interest (income) expense, non-controlling interests and general corporate (income) expense.

(4)	General corporate includes cash and marketable securities.

(5)	Includes $966 million of net litigation gain, comprised of a $333 million expense in the Pharmaceutical segment and a gain of $1,299 million in the Medical Devices and Diagnostics segment. Includes $569 million of product liability expense, comprised of $114 million in the Pharmaceutical segment and $455 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $280 million expense for the cost associated with the DePuy ASRTM Hip recall program.

(6)	Includes $1,186 million of restructuring expense, comprised of $369 million, $496 million, and $321 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. Includes $386 million of fourth quarter net litigation gain, comprised of a $92 million expense in the Pharmaceutical segment and a gain of $478 million in the Medical Devices and Diagnostics segment.

(7)	Includes $7 million and $174 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. Includes $379 million of fourth quarter net litigation gain, comprised of a $50 million expense in the Consumer segment and a gain of $429 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes a $536 million gain on the divestiture of the Professional Wound Care business of Ethicon, Inc.

(8)	Long-lived assets include property, plant and equipment, net for 2010, 2009 and 2008 of $14,553, $14,759 and $14,365, respectively, and intangible assets and goodwill, net for 2010, 2009 and 2008 of $32,010, $31,185 and $27,695, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	61

19.	Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years 2010 and 2009 are summarized below:

	2010				2009
	First	Second	Third	Fourth	First	Second	Third	Fourth
(Dollars in Millions Except Per Share Data)	Quarter(1)	Quarter(2)	Quarter	Quarter(3)	Quarter	Quarter	Quarter	Quarter(4)

Segment sales to customers
Consumer	$3,766	3,647	3,567	3,610	3,711	3,854	3,989	4,249
Pharmaceutical	5,638	5,553	5,495	5,710	5,780	5,498	5,249	5,993
Med Devices & Diagnostics	6,227	6,130	5,920	6,324	5,535	5,887	5,843	6,309

Total sales	$15,631	15,330	14,982	15,644	15,026	15,239	15,081	16,551

Gross profit	11,103	10,700	10,388	10,604	10,775	10,789	10,647	11,239
Earnings before provision for taxes on income	6,280	4,220	4,219	2,228	4,643	4,263	4,245	2,604
Net earnings	4,526	3,449	3,417	1,942	3,507	3,208	3,345	2,206

Basic net earnings per share	$1.64	1.25	1.24	0.71	1.27	1.16	1.21	0.80

Diluted net earnings per share	$1.62	1.23	1.23	0.70	1.26	1.15	1.20	0.79

(1)	The first quarter of 2010 includes $910 million after-tax of income from net litigation.

(2)	The second quarter of 2010 includes $67 million after-tax of income from net litigation.

(3)	The fourth quarter of 2010 includes an after-tax charge of $279 million from net litigation settlements, an after-tax charge of $404 million for product liability expense and an after-tax charge of $239 million for the cost associated with the DePuy ASRtm Hip recall program.

(4)	The fourth quarter of 2009 includes an after-tax charge of $852 million for restructuring and $212 million after-tax of income from net litigation.

20.	Business Combinations and Divestitures

Certain businesses were acquired for $1,269 million in cash and $52 million of liabilities assumed during 2010. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2010 acquisitions included: Acclarent, Inc., a privately held medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat (ENT); RespiVert Ltd., a privately held drug discovery company focused on developing small-molecule, inhaled therapies for the treatment of pulmonary diseases and Micrus Endovascular Corporation, a global developer and manufacturer of minimally invasive devices for hemorrhagic and ischemic stroke.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $1,185 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $213 million has been identified as the value of IPR&D associated with the acquisitions of Acclarent, Inc., RespiVert Ltd. and Micrus Endovascular Corporation.

The IPR&D related to the acquisition of Acclarent, Inc. was $75 million and is associated with novel, endoscopic, catheter-based devices to meet the needs of ENT patients. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 50-53% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 16%.

The IPR&D related to the acquisition of RespiVert Ltd., was $100 million and is associated with narrow spectrum kinase inhibitors with a unique profile of anti-inflammatory activities as treatments for moderate to severe asthma, Chronic Obstructive Pulmonary Disease (COPD) and Cystic Fibrosis (CF). The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 10-12% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 17%.

The IPR&D related to the acquisition of Micrus Endovascular Corporation was $38 million and is associated with ischemic and flow diverter technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 50-75% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%.

During 2010, the Company announced an agreement to acquire all outstanding equity of Crucell N.V. that it does not already own for approximately $2.3 billion in a cash tender offer. As of January 2, 2011 the Company held approximately 18% of Crucell’s outstanding ordinary shares. Crucell is a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide. On February 22, 2011, the Company announced that the tender offer for Crucell has been completed and has declared the offer unconditional.

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

62	JOHNSON & JOHNSON 2010 ANNUAL REPORT

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

The IPR&D related to the acquisition of Cougar Biotechnology, Inc. was $971 million and is associated with abiraterone acetate, a late stage, first-in-class compound for the treatment of prostate cancer. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60 — 85% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 23.5%.

During 2009, the Company acquired substantially all of the assets and rights of Elan’s Alzheimer’s Immunotherapy Program through a newly formed company, Janssen Alzheimer Immunotherapy (JAI), of which the Company owns 50.1% and Elan owns 49.9%. In addition, the Company purchased approximately 107 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan’s outstanding ordinary shares. As part of this transaction, the Company paid $885 million to Elan and committed to fund up to $250 million of Elan’s share of research and development spending by JAI. Of this total consideration of $1,135 million, $793 million represents the fair value of the 18.4% investment in Elan based on Elan’s share price in an actively traded market as of the date of this transaction. The IPR&D related to this transaction was $679 million and is associated with bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s Disease. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 40 — 50% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 26%. The non-controlling interest related to this transaction was $590 million, which the Company has recorded in other non-current liabilities.

Certain businesses were acquired for $1,214 million in cash and $114 million of liabilities assumed during 2008. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2008 acquisitions included: Amic AB, a privately held Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings; Beijing Dabao Cosmetics Co., Ltd., a company that sells personal care brands in China; SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices; HealthMedia, Inc., a privately held company that creates web-based behavior change interventions; LGE Performance Systems, Inc., a privately held company known as Human Performance Institutetm, which develops science-based training programs to improve employee engagement and productivity and Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $891 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $181 million has been identified as the value of IPR&D associated with the acquisitions of Omrix Biopharmaceuticals, Inc., Amic AB, SurgRx, Inc. and HealthMedia, Inc.

The IPR&D charge related to the acquisition of Omrix Biopharmaceuticals, Inc. was $127 million and is associated with stand-alone and combination biosurgical technologies used to achieve hemostasis. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60 — 90% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%.

The IPR&D charge related to the acquisition of Amic AB was $40 million and is associated with point-of-care device and 4CAST Chip technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 20%.

The IPR&D charge related to the acquisition of SurgRx, Inc. was $7 million and is associated with vessel cutting and sealing surgical devices. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 90 — 95% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 18%.

The IPR&D charge related to the acquisition of HealthMedia, Inc. was $7 million and is associated primarily with process enhancements to software technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% was used to reflect inherent risk. The discount rate applied was 14%.

Supplemental pro forma information for 2010, 2009 and 2008 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.

With the exception of the divestiture of the Breast Care Business of Ethicon Endo-Surgery Inc., for which the gain is recorded in other (income) expense in 2010, and the divestiture of the Professional Wound Care business of Ethicon, Inc., which resulted in a gain of $536 million before tax, and is recorded in other (income) expense, net, in 2008, divestitures in 2010, 2009 and 2008 did not have a material effect on the Company’s results of operations, cash flows or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	63

21.	Legal Proceedings

Product Liability

The Company’s subsidiaries are involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability reserves based on currently available information, which in some cases may be limited and changes to the reserves may be required in the future as additional information becomes available.

Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits. There are a significant number of claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, RISPERDAL®, LEVAQUIN®, DURAGESIC®, the CHARITÉtm Artificial Disc, CYPHER® Stent, and ASRtm Hip. These claimants seek substantial compensatory and, where available, punitive damages.

With respect to RISPERDAL®, the Attorneys General of multiple states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, damages for “overpayments” by the state and others, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of approximately 40 other states have indicated a potential interest in pursuing similar litigation against the Company’s subsidiary, Janssen Pharmaceutica Inc. (Janssen) (now Ortho-McNeil-Janssen Pharmaceuticals Inc. (OMJPI)), and have obtained a tolling agreement staying the running of the statute of limitations while they pursue a coordinated civil investigation of OMJPI regarding potential consumer fraud actions in connection with the marketing of RISPERDAL®. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions. One of these has been dismissed on Summary Judgment. In the case brought by the Attorney General of West Virginia, based on claims for alleged consumer fraud as to DURAGESIC® as well as RISPERDAL®, Janssen (now OMJPI) was found liable and damages were assessed at $4.5 million. OMJPI filed an appeal. The West Virginia Supreme Court accepted Janssen’s appeal from that Judgment and the appeal was argued in September 2010. In October 2010, the West Virginia Supreme Court unanimously reversed the trial court’s decision. In December 2010, the Attorney General dismissed the case as it related to RISPERDAL® without any payment. Thereafter, the Company settled the case insofar as it related to DURAGESIC®. In September and October 2010, a false claim suit brought under a Louisiana statute was tried. The jury returned a verdict of $257.7 million in favor of that State’s Attorney General and against Janssen and the Company. Post-trial motions challenging the verdict will be filed, and if unsuccessful, will be followed by an appeal. The Company believes that it has strong arguments supporting an appeal. The Company believes that the potential for an unfavorable outcome is not probable, therefore, it has not established a reserve with respect to the verdict. In the Commonwealth of Pennsylvania suit against Janssen, trial commenced in June 2010. The Judge dismissed the case after the close of the plaintiff’s evidence. The Commonwealth has filed post-trial motions which are pending. Other cases scheduled for trial are in South Carolina, currently scheduled in March 2011, and Texas scheduled in June 2011.

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASRtm XL Acetabular System and DePuy ASRtm Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against the Company. The Company has received limited information to date with respect to potential claims and other costs associated with this recall. The Company’s product liability reserve has been increased in part due to anticipated product liability expense, and costs associated with the DePuy ASRtm Hip recall. However, at this point in time, the Company cannot estimate the range of reasonably possible losses with respect to this matter and changes to the reserve may be required in the future as additional information becomes available.

Patent Litigation

The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.

On January 29, 2010, Cordis Corporation (Cordis) settled a patent infringement action against Boston Scientific Corporation (Boston Scientific) in Delaware Federal District Court accusing its Express2tm, Taxus® and Liberte® stents of infringing the Palmaz and Gray patents. Under the terms of the settlement, Boston Scientific dropped its lawsuit in which Cordis’ CYPHER® stent was found to have infringed their Jang patent and paid Cordis $1.0 billion on February 1, 2010. Boston Scientific also agreed to pay Cordis an additional $725 million plus interest by January 3, 2011. On August 2, 2010, Boston Scientific paid the full $725 million plus interest. The Company recorded the $1.7 billion in the fiscal first quarter of 2010. Cordis granted Boston Scientific a worldwide license under the Palmaz and Gray patents and Boston Scientific granted Cordis a worldwide license under the Jang patents for all stents sold by Cordis except the 2.25mm size CYPHER®.

Cordis has several pending lawsuits in the New Jersey and Delaware Federal District Courts, against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific and Medtronic Ave, Inc. (Medtronic) alleging that the Xience Vtm (Abbott), Promustm (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several patents owned by or licensed to Cordis. On January 20, 2010, in one of the cases against Boston Scientific, alleging that sales of their Promustm stent infringed

64	JOHNSON & JOHNSON 2010 ANNUAL REPORT

Wright and Falotico patents, the District Court in Delaware found the Wright/Falotico patent invalid for lack of written description and/or lack of enablement. Cordis has appealed this ruling.

In January 2011, a jury in the Eastern District of Texas returned a verdict finding that Cordis’ sales of its CYPHER® stent willfully infringed a patent issued to plaintiff, Bruce Saffran: Saffran v. Cordis (E.D. Tx.). The jury awarded plaintiff $482 million. Cordis has alleged that plaintiff’s patent is invalid or unenforceable under the doctrine of inequitable conduct. A bench trial on this issue is expected to take place in March 2011. If unsuccessful on this defense, the Company will seek to overturn the verdict through post-trial motions, and on appeal if necessary. Since the Company believes that the potential for an unfavorable outcome is not probable, it has not established a reserve with respect to the case.

In October 2004, Tyco Healthcare Group, LP, (Tyco) and U.S. Surgical Corporation sued Ethicon Endo-Surgery, Inc. (EES) alleging that several features of EES’s harmonic scalpel infringed four Tyco patents. In October 2007, the court granted in part and denied in part cross-motions for summary judgment. As a result of the opinion, a number of claims have been found invalid and a number have been found infringed. No claim has been found valid and infringed. Trial commenced in December 2007, and the court dismissed the case without prejudice on grounds that Tyco did not own the patents in suit. The dismissal without prejudice was affirmed on appeal. In January 2010, Tyco filed another complaint in the District of Connecticut asserting three of the four patents from the previous suit and adding new products. This case is scheduled to be tried in October 2011.

In May 2008, Centocor, Inc. (now Centocor Ortho Biotech Inc. (COBI)) filed a lawsuit against Genentech, Inc. (Genentech) in U.S. District Court for the Central District of California seeking to invalidate the Cabilly II patent. Prior to filing suit, COBI had a sublicense under this patent from Celltech (who was licensed by Genentech) for REMICADE® and had been paying royalties to Celltech. COBI has terminated that sublicense and stopped paying royalties. Genentech has filed a counterclaim alleging that REMICADE® infringes its Cabilly II patents. Genentech has dropped all its other claims that the manufacture of REMICADE®, STELARA®, SIMPONI® and ReoPro® also infringes one of its other patents relating to the purification of antibodies made through recombinant DNA techniques. The court conducted a hearing on Summary Judgment Motions in August 2010. Shortly thereafter the parties settled this case with COBI receiving license under the Cabilly II patent.

In January 2011, Genentech initiated an arbitration against Celltech seeking damages for allegedly cooperating with COBI to improperly terminate a prior agreement in which COBI was sublicensed under the Cabilly patents. COBI has an indemnity agreement with Celltech, and Celltech has asserted that COBI is liable for any damages Celltech may be required to pay Genentech, in that arbitration.

In April 2009, a bench trial was held before the Federal District Court for the Middle District of Florida on the liability phase of CIBA VISION Corporation’s (CIBA) patent infringement lawsuit alleging that Johnson & Johnson Vision Care, Inc.’s (JJVC) ACUVUE® OASYStm lenses infringe three of their Nicholson patents. In August 2009, the District Court found two of these patents valid and infringed and entered judgment against JJVC. JJVC appealed that judgment to the Court of Appeals for the Federal Circuit. On April 27, 2010, the District Court denied CIBA’s motion to permanently enjoin the infringing lenses. CIBA appealed this ruling and its appeal was consolidated with JJVC’s appeal on the merits. CIBA brought suit against JJVC under its counterparts to the Nicholson patents in various European countries. In the Netherlands and France the patents were found valid and infringed and JJVC was enjoined from selling OASYStm. Both those decisions were appealed. In France the appeal was denied. In the Netherlands the appeal was pending. CIBA’s patents were found to be invalid in Germany, the UK and Austria and CIBA appealed those decisions. In January 2011 the parties settled all pending lawsuits and appeals in the contact lens field worldwide and entered in cross-licenses of various patents pertinent to the contact lens field including the Nicholson patents. The injunctions in France and the Netherlands have been lifted.

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that Centocor’s SIMPONI® product, a human anti-TNF alpha antibody, infringes Abbott’s ‘394 patent (the Salfeld patent). The case was stayed pending the resolution of an arbitration filed by Centocor directed to its claim that it is licensed under the ‘394 patent. In June 2010, the Arbitrator ruled that Centocor did not have a license to the patents-in-suit. The matter will proceed before the District Court of Massachusetts on the issues of infringement and validity of the Abbott patents.

In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that COBI’s STELARA® product infringes two U.S. patents assigned to Abbott GmbH. In August 2009, COBI filed a complaint for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents in the United States District Court for the District of Columbia. On the same date, also in the United States District Court for the District of Columbia, COBI filed a Complaint for Review of a Patent Interference Decision granting priority of invention on one of the two asserted patents to Abbott GmbH. In August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement suit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH’s Canadian patent. The Canadian case is scheduled to be tried in October 2012. The cases filed by COBI in the District of Columbia have been transferred to the District of Massachusetts. Discovery in this case is ongoing.

In August 2009, Bayer HealthCare LLC (Bayer) filed suit against COBI in Massachusetts District Court alleging infringement by COBI’s SIMPONI® product of its patent relating to human anti-TNF antibodies. On January 28, 2011, the court issued judgment dismissing Bayer’s infringement claims. Bayer may appeal this ruling. In November 2009, Bayer also filed suit under its European counterpart to these patents in Germany and the Netherlands. The court in the Netherlands held the Dutch patent invalid in a parallel case Bayer brought against Abbott. The Dutch court subsequently entered judgment in favor of the European Centocor affiliate and Bayer appealed that judgment in the Netherlands. The infringement trial in Germany is scheduled to begin in August of 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65

In June 2009, Centocor’s (now COBI) lawsuit alleging that Abbott’s HUMIRA® anti-TNF alpha product infringes Centocor’s ‘775 patent went to trial in Federal District Court in the Eastern District of Texas. On June 28, 2009 a jury returned a verdict finding the patent valid and willfully infringed, and awarded Centocor damages of approximately $1.7 billion. A bench trial on Abbott’s defenses, of inequitable conduct and prosecution laches, was held in August 2009, and the District Court decided these issues in favor of Centocor. All of Abbott’s post trial motions have been denied except that the District Court granted Abbott’s motion to overturn the jury finding of willfulness. Judgment in the amount of approximately $1.9 billion, inclusive of interest was entered in favor of Centocor in December 2009, and Abbott filed an appeal to the Court of Appeals for the Federal Circuit; therefore the Company has not reflected any of the $1.9 billion in its consolidated financial statements. The oral argument on appeal was held on November 2, 2010. In December 2009, Centocor also filed a new lawsuit in the Eastern District of Texas seeking damages for infringement of the ‘775 patent attributable to sales of HUMIRA® subsequent to the jury verdict in June 2009. On February 23, 2011, the Court of Appeals reversed the June 2009 decision and the $1.9 billion judgment of the District Court.

The following chart summarizes various patent lawsuits concerning products of the Company’s subsidiaries that have yet to proceed to trial:

			Plaintiff/		Trial	Date
J&J Product	Company	Patents	Patent Holder	Court	Date**	Filed

CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	Q2/11	11/07
CYPHER® Stent	Cordis	Saffran	Saffran	E.D. TX	*Trial conc- luded	10/07
Blood Glucose Meters and Strips	LifeScan	Wilsey	Roche Diagnostics	D. DE	*	11/07
SIMPONI®	Centocor/COBI	Salfeld	Abbott Laboratories	MA	*	05/09
SIMPONI®	Centocor/COBI	Boyle	Bayer Healthcare	MA	***	08/09
STELARA®	Centocor/COBI	Salfeld	Abbott GmbH	MA	*	08/09

*	Trial date to be scheduled.

**	Q reflects the Company’s fiscal quarter.

***	Summary judgment granted.

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

As noted in the following chart, 30-month stays expired during 2009, 2010, and will expire in 2011, 2012 and 2013 with respect to ANDA challenges regarding various products:

30-Month
Brand Name	Patent/NDA	Generic		Trial	Date	Stay
Product	Holder	Challenger	Court	Date**	Filed	Expiration

CONCERTA® 18, 27, 36 and 54 mg controlled release tablet	Ortho-McNeil-Janssen	Andrx	D. DE	Q4/07	09/05	None
	ALZA	KUDCO	D. DE	*	01/10	05/12
		Impax and Teva	D.DE	*	11/10	04/13
LEVAQUIN® 250, 500, 750 mg tablet	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09
ORTHO TRI-CYCLEN® LO 0.18 mg/0.025 mg, 0.215 mg/0.025 mg and 0.25 mg/0.025 mg	Ortho-McNeil	Watson	D. NJ	*	10/08	03/11
		Sandoz	D. NJ	*		10/11
		Lupin	D. NJ	*	01/10	06/12
		Mylan	D.NJ	*	11/10	4/13
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Par	D. DE	Q2/09	05/07	09/09
					06/07	11/09
					10/07	03/10
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Impax	D. DE		08/08	01/11
					11/08	03/11
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Paddock	D.MN	*	09/09	01/12
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Cipher	D. DE	*	10/09	03/12
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Lupin	D. DE	*	01/10	06/12
PREZISTA®	Tibotec	Mylan	D.NJ	*	11/10	12/13
	Tibotec	Lupin	D.NJ	*	11/10	12/13

*	Trial date to be scheduled.

**	Q reflects the Company’s fiscal quarter.

66	JOHNSON & JOHNSON 2010 ANNUAL REPORT

In October 2008, the Company’s subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) filed suit in Federal District Court in New Jersey against Watson Laboratories, Inc. (Watson) in response to Watson’s ANDA regarding ORTHO TRI-CYCLEN® LO. In June 2009, OMJPI filed suit in Federal District Court in New Jersey against Sandoz Laboratories, Inc. (Sandoz) in response to Sandoz’s ANDA regarding ORTHO TRI-CYCLEN® LO. The Sandoz and Watson cases have been consolidated. In September 2010, OMJPI entered into a settlement agreement with Sandoz.

In January 2010, the Company’s subsidiary OMJPI filed suit in Federal District Court in New Jersey against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively Lupin) in response to Lupin’s ANDA regarding ORTHO TRI-CYCLEN® LO. The Lupin case has been consolidated with the Watson case (discussed above). In November 2010, the Company’s subsidiary OMJPI filed suit in Federal District Court in New Jersey against Mylan Inc. and Mylan Pharmaceuticals, Inc. (collectively Mylan), and Famy Care, Ltd., in response to Famy Care’s ANDA regarding ORTHO TRI-CYCLEN® LO.

In the action by McNEIL-PPC, Inc. (McNeil-PPC) and ALZA Corporation (ALZA) against Andrx Corporation (Andrx) with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the Federal District Court in Delaware in December 2007. In March 2009, the court ruled that one CONCERTA® patent would not be infringed by Andrx’s proposed generic product and that the patent was invalid because it was not enabled. The court dismissed without prejudice Andrx’s declaratory judgment suit on a second patent for lack of jurisdiction. McNeil-PPC and ALZA filed an appeal in May 2009. The appeals court heard argument on February 3, 2010. On April 26, 2010, the court of appeals affirmed the judgment of the district court that the patent is invalid because it is not enabled. The court did not reach the issue of infringement.

In January 2010, ALZA and OMJPI filed suit in Federal District Court in Delaware against Kremers-Urban, LLC and KUDCO Ireland, Ltd. (KUDCO) in response to KUDCO’s ANDA challenge regarding CONCERTA® tablets. In its notice letter, KUDCO contends that two ALZA patents for CONCERTA® are invalid and not infringed by a KUDCO generic. One patent has since been dropped from the case.

In November 2010, ALZA and OMJPI filed suit in Federal District Court in Delaware against Impax Laboratories, Inc., Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. in response to notice from Impax that it made a major amendment to its ANDA with respect to its 56 mg dose generic version of CONCERTA®. In its notice letter describing its major amendment, Impax contends that a CONCERTA® patent is invalid and not infringed by its proposed generic version.

In the action against Lupin Pharmaceuticals, Inc. (Lupin) regarding its ANDA concerning LEVAQUIN®, Lupin contended that the U.S. Patent and Trademark Office improperly granted a patent term extension to the patent that Ortho-McNeil, Inc. (now Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI)) licenses from Daiichi Pharmaceuticals, Inc. (Daiichi). Lupin alleged that the active ingredient in LEVAQUIN® was the subject of prior marketing, and therefore was not eligible for the patent term extension. Lupin conceded validity and that its product would violate the patent if marketed prior to the expiration of the original patent term. Summary judgment against Lupin was granted in May 2009 and Lupin appealed. Oral argument was held in September 2009. In May 2010, the Court of Appeals affirmed the judgment of the trial court in favor of Ortho-McNeil (now OMJPI) and Daiichi that the patent term extension covering LEVAQUIN® (levofloxacin) is valid. Thereafter, Lupin requested rehearing en banc, which was denied.

In the ULTRAM® ER actions, Ortho-McNeil, Inc. (now OMJPI), filed lawsuits (each for different dosages) in the U.S. District Court of Delaware against Par Pharmaceuticals, Inc. and Par Pharmaceuticals Companies, Inc. (Par) in May, June and October 2007, on two Tramadol ER formulation patents owned by Purdue Pharma Products L.P. (Purdue) and Napp Pharmaceutical Group Ltd. (Napp). OMJPI also filed lawsuits (each for different dosages) against Impax Laboratories, Inc. (Impax) on a Tramadol ER formulation patent owned by Purdue and Napp in August and November 2008. Purdue, Napp and Biovail Laboratories International SRL (Biovail) (the NDA holder) joined as co-plaintiffs in the lawsuits against Par and Impax, but Biovail and OMJPI were subsequently dismissed for lack of standing. The trial against Par took place in April 2009. In August 2009, the Court issued a decision finding the patents-in-suit invalid. Purdue has appealed that decision. In November 2009, the case against Impax was stayed with the consent of all parties. In September and October 2009, respectively, Purdue filed suits against Paddock Laboratories, Inc. (Paddock) and Cipher Pharmaceuticals Inc. (Cipher) on its Tramadol ER formulation patents. In June 2010, the Federal Circuit Court affirmed the District Court’s decision in the Par case. The case against Cipher, Impax and Paddock were dismissed based on the collateral estoppel effect of the Par decision.

In January 2010, Purdue filed a suit against Lupin Ltd. on its Tramadol ER formulation patents.

In November 2010, the Company’s subsidiary Tibotec, Inc. (Tibotec) filed suit in Federal District Court in New Jersey against Lupin, Ltd., Lupin Pharmaceuticals, Inc. (collectively Lupin), Mylan, Inc. and Mylan Pharmaceuticals, Inc. (collectively Mylan) in response to Lupin’s and Mylan’s respective ANDA’s regarding PREZISTA®.

In January 2011, Tibotec, Inc. (Tibotec) received a Paragraph IV Notification from Teva Pharmaceuticals, Inc. advising that Teva has filed an ANDA seeking approval to market a generic PREZISTA® product before the expiration of certain patents owned or licensed by Tibotec. Tibotec is evaluating this Notification.

General Litigation

In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs’ class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions and, in April 2008, the Court of Appeals ruled that plaintiffs’ appeal of the denial of class certification was untimely. In July 2009, plaintiffs filed a motion for certification of a modified class, which the Company opposed. The district court denied plaintiffs’ motion in July 2010, and the Court of Appeals denied plaintiffs’ request for leave to appeal the denial of certification of the modified class. The Company will continue to defend against the plaintiffs’ individual claims of discrimination.

In September 2009, Centocor Ortho Biotech Products, L.P. (COBLP) intervened in an inventorship dispute between Kansas University Center for Research (KUCR) involving certain U.S. Government-owned VELCADE® formulation patents. KUCR brought this action against the U.S. Government in the District of Kansas seeking to add two Kansas University scientists to the patents. The U.S. Government licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc. (MPI) , who in turn sublicensed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	67

the patents (and their foreign counterparts) to COBI for commercial marketing outside the U.S. If KUCR succeeds in its co-inventorship claim and establishes co-ownership in the U.S. VELCADE® formulation patents, there is a potential for the same issue to arise with respect to the foreign counterparts of the patents. If KUCR is successful, this may adversely affect COBI’s license rights in those countries. In May 2010, the parties reached an agreement to resolve the disputes in this case and will submit the inventorship issue to arbitration, and the case has been stayed pending the arbitration. If KUCR wins the arbitration, the parties will request that the Court issue an order to correct inventorship on the relevant patents; if the U.S. Government, COBI, and MPI prevail, the case will be dismissed with prejudice.

In February 2009, Basilea Pharmaceutica AG (Basilea) brought an arbitration against Johnson & Johnson, Johnson & Johnson Pharmaceutical Research & Development, L.L.C., and Cilag GmbH International alleging that the Company breached the 2005 License Agreement for Ceftobiprole by, among other things, failing to secure FDA approval of the cSSSI (skin) indication and allegedly failing to properly develop the pneumonia indication. In November 2010, the arbitration panel issued its decision and the Company has satisfied the damages award.

In May 2009, COBI commenced an arbitration proceeding before the American Arbitration Association against Schering-Plough Corporation and its subsidiary Schering-Plough (Ireland) Company (collectively, Schering-Plough). COBI and Schering-Plough are parties to a series of agreements (Distribution Agreements) that grant Schering-Plough the exclusive right to distribute the drugs REMICADE® and SIMPONI® worldwide, except within the United States, Japan, Taiwan, Indonesia, and the People’s Republic of China (including Hong Kong) (the Territory). COBI distributes REMICADE® and SIMPONI® the next generation treatment, within the United States. In the arbitration, COBI seeks a declaration that the agreement and merger between Merck & Co., Inc. (Merck) and Schering-Plough constitutes a change of control under the terms of the Distribution Agreements that permits COBI to terminate the Agreements. The termination of the Distribution Agreements would return to COBI the right to distribute REMICADE® and SIMPONI® within the Territory. Schering-Plough has filed a response to COBI’s arbitration demand that denies that it has undergone a change of control. The arbitrators were selected and the evidentiary portion of the hearing was concluded in October 2010. Oral argument was held in late 2010. A decision is expected during the first half of 2011.

In December 2009, the State of Israel (Sheba Medical Center) filed suit in the District Court in Tel Aviv Jaffa against various Omrix affiliates. In the lawsuit, the State claims that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology, that he developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalty on QUIXILtm and EVICELtm or, alternatively, transfer of the patents to the State.

Average Wholesale Price (AWP) Litigation

The Company and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Many of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP.

The MDL Court identified classes of Massachusetts-only private insurers providing “Medi-gap” insurance coverage and private payers for physician-administered drugs where payments were based on AWP (Class 2 and Class 3), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare (Class 1). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Plaintiffs appealed the Class 1 judgment and, in September 2009, the Court of Appeals vacated the judgment and remanded for further proceedings in the District Court. . The Johnson & Johnson defendants then filed a motion for summary judgment with regard to Class 1, which the District Court granted in part and denied in part. Subsequently, the Johnson & Johnson defendants filed a motion challenging the adequacy of Plaintiffs’ proposed class representative, which is pending.

AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Three state cases against certain of the Company’s subsidiaries have been set for trial: Idaho in October 2011, Kentucky in January 2012 and Kansas in March 2013. Other state cases are likely to be set for trial in the coming year. In addition, an AWP case against the Johnson & Johnson defendants brought by the state of Pennsylvania was tried in Commonwealth Court in October and November 2010. The Court found in the State’s favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law, entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the Johnson & Johnson defendants favor on the State’s claims of Unjust Enrichment, Misrepresentation/Fraud, Civil Conspiracy, and on certain of the State’s claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law. The parties are currently engaged in post trial briefing, which will be followed by an appeal to the Pennsylvania Supreme Court if necessary. The Company believes that it has strong arguments supporting an appeal. The Company believes that the potential for an unfavorable outcome is not probable, therefore, it has not established a reserve with respect to the verdict.

In April 2010, a lawsuit was filed in the United States District Court for the Northern District of California against the Company, Omnicare, Inc., and other unidentified companies or individuals. The Company filed a motion to dismiss. Plaintiffs then filed an amended complaint. The amended complaint asserts that defendants engaged in an unlawful trying arrangement in violation of the Sherman Act and the California Business and Professions Code. The amended complaint also asserted claims of unjust enrichment and civil conspiracy. The Company moved to dismiss the amended complaint. On January 13, 2011, the court granted the Company’s motion to dismiss as to all causes of action in the amended complaint, and granted plaintiffs’ leave to file an amended complaint.

Johnson & Johnson has been named the nominal defendant in six shareholder derivative lawsuits in the U.S. District Court for the District of New Jersey on behalf of Company shareholders against certain current and former directors and officers of the Company

68	JOHNSON & JOHNSON 2010 ANNUAL REPORT

derivatively on behalf of the Company: Calamore v. Coleman et. al., filed April 21, 2010; Carpenters Pension Fund of West Virginia v. Weldon, et. al., filed May 5, 2010; Feldman v. Coleman, et. al., filed May 6, 2010; Hawaii Laborers Pension Fund v. Weldon, et. al., filed May 14, 2010; Ryan v. Weldon, et. al., filed June 18, 2010; and Minneapolis Firefighters’ Relief Association, NECA-IBEW Pension Trust Fund, and NECA-IBEW Welfare Trust Fund v. Weldon, et. al., filed June 24, 2010. These actions were consolidated on August 17, 2010 into one lawsuit: In re Johnson & Johnson Shareholder Derivative Litigation. An amended consolidated complaint was filed on December 17, 2010. An additional derivative suit was filed in the U.S. District Court for the District of New Jersey on December 1, 2010: Copeland v. Mulcahy, et al. That lawsuit has been consolidated into the In re Johnson & Johnson Shareholder Derivative Litigation. Additionally, Johnson & Johnson has been named the nominal defendant in a shareholder derivative lawsuit in New Jersey Superior Court on behalf of Company shareholders against certain current and former directors and officers of the Company derivatively on behalf of the Company: Wolin v. Johnson & Johnson, filed September 23, 2010. The parties to the Wolin action have stipulated that the Wolin action shall be stayed until the In re Johnson & Johnson Shareholder Derivative Litigation is completely resolved. Each of these shareholder derivative actions is similar in its claims and collectively they assert a variety of alleged breaches of fiduciary duties, including, among other things, that the defendants allegedly engaged in, approved of, or failed to remedy or prevent defective medical devices, improper pharmaceutical rebates, improper off-label marketing of pharmaceutical and medical device products, violations of current good manufacturing practice regulations that resulted in product recalls, and failed to disclose the aforementioned alleged misconduct in the Company’s filings under the Securities Exchange Act of 1934. Each complaint seeks a variety of relief, including monetary damages and corporate governance reforms.

On July 27, 2010, a complaint was filed by a shareholder of the Company in New Jersey Superior Court, Chancery Division, Middlesex County (Lipschutz v. Johnson & Johnson) seeking to compel inspection of Company books and records with respect to certain product recalls and various manufacturing plants. This lawsuit was dismissed on October 7, 2010.

Other

In July 2003, Centocor (now COBI), received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney’s Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney’s Office. Both the Company and Centocor have responded to these requests for documents and information.

In December 2003, Ortho-McNeil Pharmaceutical, Inc. (now OMJPI) received a subpoena from the U.S. Attorney’s Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). In the fiscal second quarter of 2010, OMJPI entered into a settlement agreement resolving the federal government’s investigation. As one part of the settlement, Ortho-McNeil Pharmaceutical, LLC, a subsidiary of OMJPI, pled guilty to a single misdemeanor violation of the Food, Drug and Cosmetic Act and paid a criminal fine. OMJPI denies it engaged in any wrongful conduct, beyond acknowledging the limited conduct of Ortho-McNeil Pharmaceutical, LLC, that is the basis of the misdemeanor plea. In addition the total settlement included a civil payment, part of which was paid to the federal government and part of which was paid or set aside for payment to states for their Medicaid programs.

In January 2004, Janssen Pharmaceutica, Inc. (now OMJPI) received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to ongoing requests for documents and witnesses. The government is continuing to actively investigate this matter. In February 2010, the government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®. The focus of these matters is the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The government has notified the Company that there are pending qui tam actions alleging off-label promotion of RISPERDAL®. Discussions are ongoing in an effort to resolve potential criminal and civil claims arising from these matters. Whether a resolution can be reached and on what terms is uncertain. While a loss is probable with respect to this matter, the Company is unable to estimate a potential loss at this time. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period could have a material impact on the Company’s results of operations and cash flows for that period.

In September 2004, Ortho Biotech Inc. (now COBI), received a subpoena from the U.S. Office of Inspector General’s Denver, Colorado field office seeking documents directed to the sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. COBI has responded to the subpoena.

In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a Civil Investigative Demand to DePuy Orthopaedics, Inc. (DePuy) seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers, and DePuy Orthopaedics, Inc. DePuy has responded to Massachusetts’ additional requests.

In July 2005, Scios Inc. (Scios), received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios responded to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney’s Office for the Northern District of California in San Francisco. Additional requests for documents have been received and responded to and former Scios employees have testified before a grand jury in San Francisco. The qui tam complaints were unsealed on February 19, 2009. The U.S. government has intervened in one of the qui tam actions, and filed a complaint against Scios and the Company in June 2009. Scios and Johnson & Johnson filed a motion to dismiss the qui tam complaint filed by the government, and that motion was denied. The criminal investigation is continuing and discussions are underway in an effort to settle this matter. Whether a settlement can be reached and on what terms is uncertain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	69

In September 2005, the Company received a subpoena from the U.S. Attorney’s Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., (Omnicare) a manager of pharmaceutical benefits for long-term care facilities. The Company’s subsidiaries involved responded to the subpoena. Several employees of the Company’s pharmaceutical subsidiaries were subpoenaed to testify before a grand jury in connection with this investigation. In April 2009, the Company was served with the complaints in two civil qui tam cases related to marketing of prescription drugs to Omnicare. On January 15, 2010, the government filed a complaint intervening in the cases. The complaint asserts claims under the federal False Claims Act and a related state law claim in connection with the marketing of several drugs to Omnicare. The complaints allege that Johnson & Johnson provided Omnicare with rebates and other alleged kickbacks, and in so doing, caused Omnicare to file false claims with Medicaid and other government programs. Subsequently, the Commonwealth of Massachusetts, Virginia, and Kentucky, and the States of California and Indiana intervened in the action. The Company’s motion to dismiss the government’s and relators’complaints, the government’s and relators’ oppositions, and the Company’s reply brief have been filed. A hearing on the Company’s motion to dismiss was held on October 7, 2010. The court has not ruled on the motion.

In November 2005, a lawsuit was filed under seal against the Company, along with codefendants McKesson Corporation and Omnicare, Inc., by a former employee in the United States District Court for the Eastern District of Pennsylvania, United States ex rel. Scott Bartz v. Ortho McNeil Pharmaceutical, Inc., et al. After investigation, the United States declined to intervene. The case was subsequently unsealed, and the Company was served with the operative complaint on January 3, 2011. The complaint alleges that Defendants engaged in various improper transactions that were allegedly designed to report false prescription drug prices to the federal government in order to reduce the Company’s Medicaid rebate obligations. The complaint further alleges that the Company improperly retaliated against the Plaintiff for having raised these allegations internally. The complaint alleges a variety of causes of action under the federal False Claims Act and corresponding state and local statutes. The Company has not yet responded to the complaint, but anticipates filing a motion to dismiss.

In February 2006, the Company received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ).

In February 2007, the Company voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to the DOJ and SEC, and will cooperate with the agencies’ reviews of these matters. Law enforcement agencies of a number of other countries are also pursuing investigations of matters voluntarily disclosed by the Company to the DOJ and SEC. Discussions are underway in an effort to resolve these matters, and the Iraq Oil for Food matter referenced above, but whether agreement can be reached, and on what terms, is uncertain.

In May 2007, the New York State Attorney General issued a subpoena seeking information relating to the marketing and safety of PROCRIT®. The Company has responded to these requests.

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

In March 2008, the Company received a letter request from the Attorney General of the State of Michigan. The request seeks documents and information relating to nominal price transactions. The Company responded to the request.

In June 2008, the Company received a subpoena from the United States Attorney’s Office for the District of Massachusetts relating to the marketing of biliary stents by the Company’s Cordis subsidiary. Cordis is cooperating in responding to the subpoena. A False Claims Act complaint was filed in Dallas relating to similar issues. The U.S. Department of Justice and several states have declined to intervene at this time. A motion to dismiss the Texas qui tam case is pending.

In April 2009, the Company received a HIPPA subpoena from the U.S. Attorney’s Office for the District of Massachusetts (Boston) seeking information regarding the Company’s financial relationship with several psychiatrists. The Company has responded to this request.

In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the U.S. Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. The Company complied with the subpoena. In November 2010, the Antitrust Division provided notice that it has closed its investigation. In the weeks following the public announcement that OCD had received a subpoena from the Antitrust Division, multiple class action complaints were filed. The various cases were consolidated for pre-trial purposes in the Eastern District of Pennsylvania.

In May 2009, the New Jersey Attorney General issued a subpoena to DePuy Orthopaedics, Inc., seeking information regarding the financial interest of clinical investigators who performed clinical studies for DePuy Orthopaedics, Inc. and DePuy Spine, Inc. DePuy Orthopaedics has responded to these requests.

In May 2010, the Company received a letter from the United States House of Representatives’ Committee on Oversight and Government Reform (Committee) requesting information and documents regarding the April 2010 recall of various infants’ and children’s liquid products by McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare). The Company produced documents and other information in response to these requests. In May 2010, the Committee conducted a public hearing. Thereafter, the Company received additional information requests from the Committee, including requests regarding the recall of certain Motrin products by McNeil Consumer Healthcare. The Company produced documents and other information in response to these requests. The Committee held another public hearing on September 30, 2010, and the Company continues to cooperate fully with the Committee’s ongoing information requests.

70	JOHNSON & JOHNSON 2010 ANNUAL REPORT

In addition, McNeil Consumer Healthcare, and certain affiliates including Johnson & Johnson (“the Companies”), received grand jury subpoenas from the United States Attorney’s Office for the Eastern District of Pennsylvania requesting documents broadly relating to recent recalls of various products of McNeil Consumer Healthcare, and the FDA inspections of the Fort Washington, Pennsylvania and Lancaster, Pennsylvania manufacturing facilities. In addition, the government has served McNEIL-PPC Inc. with a Civil Investigative Demand seeking records relevant to its investigation to determine if there was a violation of the False Claims Act. The Companies are cooperating with the United States Attorney’s Office in responding to these subpoenas.

The Companies have also received Civil Investigative Demands (CIDs) from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to produce documents in response to these CIDs and otherwise cooperate with these inquiries. On January 12, 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC, Inc, and McNeil Healthcare, LLC in state court alleging civil violations of the Oregon unlawful trade practices act relating to an earlier recall of a McNeil OTC product. The defendants intend to seek dismissal of this civil complaint.

Furthermore, a lawsuit was filed in September 2010 by a shareholder in the United States District Court for the District of New Jersey: Monk v. Johnson & Johnson. The complaint seeks class certification based upon the anti-fraud provisions of the federal securities laws related to the McNeil manufacturing facilities. More specifically, this complaint alleges that the Companies and certain individuals, including officers and employees, failed to disclose that a number of manufacturing facilities were failing to maintain current good manufacturing practices (cGMPs) and, that as a result, the price of the Company’s stock has declined significantly.

Multiple complaints seeking class action certification related to the McNeil recalls have been filed in the United States District Court for the Eastern District of Pennsylvania, the Northern District of Illinois, the Central District of California, and the Southern District of Ohio. These consumer complaints allege generally that purchasers of various McNeil medicines are owed monetary damages and penalties because they paid premium prices for defective medications rather than less expensive alternative medications. Each complaint seeks certification of a nation-wide class of purchasers of these medicines. On October 8, 2010, the Judicial Panel on Multidistrict Litigation consolidated these consumer complaints: Haviland v. McNeil (E.D. Pa.); Smith v. McNeil (N.D. Ill.); Burrell v. McNeil (N.D. Ill.); DeGroot v. McNeil (N.D. Ill.); Michaud v. McNeil, (N.D. Ill.); Nguyen v. McNeil (N.D. Ill.); Roberson v. McNeil (N.D. Ill.); Rivera v. Johnson & Johnson (C.D. Cal.), and Coleman v. McNeil (S.D. Ohio) for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. Plaintiffs filed a “Consolidated Amended Civil Consumer Class Action Complaint” (CAC) naming additional parties and claims on January 12, 2011. Defendants’ currently intend to file a motion to dismiss the CAC, which motion will be filed on March 2, 2011, and is scheduled to be heard on May 10, 2011.

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

The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be reasonably estimated. However, in the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company’s results of operations and cash flows for that period.

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

During the fiscal fourth quarter of 2009, the Company recorded $1.2 billion in related pre-tax charges, of which approximately $830 million of the pre-tax restructuring charges are expected to require cash payments. The $1.2 billion of restructuring charges consists of severance costs of $748 million, asset write-offs of $362 million and $76 million related to leasehold and contract obligations. The $362 million of asset write-offs relate to inventory of $113 million (recorded in cost of products sold), property, plant and equipment of $107 million, intangible assets of $81 million and other assets of $61 million. Additionally, as part of this program the Company plans to eliminate approximately 7,500 positions, of which approximately 5,000 have been eliminated since the restructuring was announced.

The following table summarizes the severance charges and the associated spending for the fiscal year ended 2010:

(Dollars in Millions)	Severance

2009 restructuring charge	$748
Cash outlays	(62)

Reserve balance, January 3, 2010	686
Cash outlays	(341)

Reserve balance, January 2, 2011*	$345

*	Cash outlays for severance are expected to be substantially paid out over the next 12 months in accordance with the Company’s plans and local laws.

For additional information on the restructuring as it relates to the segments, see Note 18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	71

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries (“the Company”) at January 2, 2011 and January 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

New York, New York
February 24, 2011

72

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 2, 2011. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company’s processes and assessment, as described above, management has concluded that, as of January 2, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of January 2, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

William C. Weldon	Dominic J. Caruso
Chairman, Board of Directors,	Vice President, Finance,
and Chief Executive Officer	and Chief Financial Officer

73

Summary of Operations and Statistical Data 2000-2010

(Dollars in Millions Except Per Share
Figures)	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Sales to customer — U.S.	$29,450	30,889	32,309	32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316
Sales to customer — International	32,137	31,008	31,438	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856

Total sales	61,587	61,897	63,747	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172

Cost of products sold	18,792	18,447	18,511	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987
Selling, marketing and administrative expenses	19,424	19,801	21,490	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675
Research and development expense	6,844	6,986	7,577	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186
Purchased in-process research and development	—	—	181	807	559	362	18	918	189	105	66
Interest income	(107)	(90)	(361)	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)
Interest expense, net of portion capitalized	455	451	435	296	63	54	187	207	160	153	204
Other (income) expense, net	(768)	(526)	(1,015)	534	(671)	(214)	15	(385)	294	185	(94)
Restructuring	—	1,073	—	745	—	—	—	—	—	—	—

	44,640	46,142	46,818	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595

Earnings before provision for taxes on income	16,947	15,755	16,929	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577
Provision for taxes on income	3,613	3,489	3,980	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813

Net earnings	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764

Percent of sales to customers	21.7	19.8	20.3	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3
Diluted net earnings per share of common stock	$4.78	4.40	4.57	3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55
Percent return on average shareholders’ equity	24.9	26.4	30.2	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3

Percent increase (decrease) over previous year:
Sales to customers	(0.5)	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6
Diluted net earnings per share	8.6	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7

Supplementary expense data:
Cost of materials and services	$27,586	27,651	29,346	27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113
Total employment costs	13,934	14,587	14,523	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376
Depreciation and amortization	2,939	2,774	2,832	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592
Maintenance and repairs(1)	657	567	583	483	506	510	462	395	360	372	327
Total tax expense(2)	5,070	5,052	5,558	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517

Supplementary balance sheet data:
Property, plant and equipment, net	14,553	14,759	14,365	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409
Additions to property, plant and equipment	2,384	2,365	3,066	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689
Total assets	102,908	94,682	84,912	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435
Long-term debt	9,156	8,223	8,120	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163
Operating cash flow	16,385	16,571	14,972	15,022	14,248	11,799	11,089	10,571	8,135	8,781	6,889

Common stock information
Dividends paid per share	$2.110	1.930	1.795	1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620
Shareholders’ equity per share	$20.66	18.37	15.35	15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82
Market price per share (year-end close)	$61.85	64.41	58.56	67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53
Average shares outstanding (millions) — basic	2,751.4	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5
— diluted	2,788.8	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2

Employees (thousands)	114.0	115.5	118.7	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9

(1)	Also included in cost of materials and services category.

(2)	Includes taxes on income, payroll, property and other business taxes.

74	SUMMARY OF OPERATIONS AND STATISTICAL DATA

Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2010, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31,2005 and December 31, 2000 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

SHAREHOLDER RETURN PERFORMANCE GRAPHS	75