Form 10-K, Exhibit 13
period 2012-01-01
JOHNSON & JOHNSON
filed 2012-02-23
CIK 200406

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS
26	Organization and Business Segments
26	Results of Operations
27	Analysis of Sales by Business Segments
29	Analysis of Consolidated Earnings Before Provision for Taxes on Income
32	Liquidity and Capital Resources
33	Other Information
36	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
37	Consolidated Balance Sheets
38	Consolidated Statements of Earnings
39	Consolidated Statements of Equity
40	Consolidated Statements of Cash Flows
41	Notes to Consolidated Financial Statements
68	Report of Independent Registered Public Accounting Firm
69	Management’s Report on Internal Control Over Financial Reporting

SUPPORTING SCHEDULES
70	Summary of Operations and Statistical Data 2001 — 2011
71	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2011 ANNUAL REPORT	25

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments

Description of the Company and Business Segments

Johnson & Johnson and its subsidiaries (the Company) have approximately 117,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, thrombosis, vaccines and infectious diseases. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cardiovascular Care’s electrophysiology and circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products and advanced sterilization products; Diabetes Care’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.

The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.

In all of its product lines, the Company competes with companies both locally and globally, throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company’s success in all areas of its business. This also includes protecting the Company’s portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and in maintaining sales forces. In addition, the development and maintenance of customer demand for the Company’s consumer products involves significant expenditures for advertising and promotion.

Management’s Objectives

The Company manages within a strategic framework aimed at achieving sustainable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2011 sales. In 2011, $7.5 billion, or 11.6% of sales, was invested in research and development. This investment reflects management’s commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.

With more than 250 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to anticipate and react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can achieve growth objectives. Businesses are managed for the long-term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

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

Results of Operations

Analysis of Consolidated Sales

In 2011, worldwide sales increased 5.6% to $65.0 billion, compared to decreases of 0.5% in 2010 and 2.9% in 2009. These sales changes consisted of the following:

Sales (decrease)/increase due to:	2011	2010	2009
Volume	3.1%	(0.5)	(0.2)
Price	(0.3)	(0.8)	(0.1)
Currency	2.8	0.8	(2.6)

Total	5.6%	(0.5)	(2.9)

Sales by U.S. companies were $28.9 billion in 2011, $29.5 billion in 2010 and $30.9 billion in 2009. This represents decreases of 1.8% in 2011, 4.7% in 2010 and 4.4% in 2009. Sales by international companies were $36.1 billion in 2011, $32.1 billion in 2010 and $31.0 billion in 2009. This represents an increase of 12.4% in 2011, an increase of 3.6% in 2010 and a decrease of 1.4% in 2009.

26	JOHNSON & JOHNSON 2011 ANNUAL REPORT

The five-year compound annual growth rates for worldwide, U.S. and international sales were 4.0%, (0.6)% and 8.9%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 7.2%, 3.8% and 11.2%, respectively.

Sales in Europe achieved growth of 10.4% as compared to the prior year, including operational growth of 5.3% and a positive impact from currency of 5.1%. Sales in the Western Hemisphere (excluding the U.S.) achieved growth of 15.6% as compared to the prior year, including operational growth of 12.2% and a positive impact from currency of 3.4%. Sales in the Asia-Pacific, Africa region achieved growth of 13.5% as compared to the prior year, including operational growth of 6.6% and a positive impact from currency of 6.9%.

In 2011, 2010 and 2009, the Company did not have a customer that represented 10% or more of total consolidated revenues.

The 2009 results benefited from the inclusion of a 53rd week. (See Note 1 to the Consolidated Financial Statements for Annual Closing Date details). The Company estimated that the fiscal year 2009 growth rate was enhanced by approximately 0.5% due to the 53rd week.

U.S. Health Care Reform

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in March 2010. The health care reform legislation included an increase in the minimum Medicaid rebate rate from 15.1% to 23.1% and also extended the rebate to drugs provided through Medicaid managed care organizations. Additionally, in 2011, discounts were provided on the Company’s brand-name drugs to patients who fall within the Medicare Part D coverage gap “donut hole”. The impact was an increase in sales rebates reducing sales revenue by approximately $425 million and $400 million in 2011 and 2010, respectively.

In 2011, companies that sell branded prescription drugs to specified U.S. Government programs paid an annual non-tax deductible fee based on an allocation of the company’s market share of total branded prescription drug sales from the prior year. The 2011 full year impact to selling, marketing and administrative expenses was $140 million. Under the current law, beginning in 2013, the Company will be required to pay a tax deductible 2.3% excise tax imposed on the sale of certain medical devices. The 2013 tax is estimated to be between $200-$250 million and will be recorded in selling, marketing and administrative expenses.

Analysis of Sales by Business Segments

Consumer Segment

Consumer segment sales in 2011 were $14.9 billion, an increase of 2.0% from 2010, a 0.7% operational decline was offset by a positive currency impact of 2.7%. U.S. Consumer segment sales were $5.2 billion, a decrease of 6.7%. International sales were $9.7 billion, an increase of 7.3%, which included 2.9% operational growth and a positive currency impact of 4.4%.

Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2011	2010	2009	’11 vs. ’10	’10 vs. ’09
OTC Pharmaceuticals & Nutritionals	$4,402	4,549	5,630	(3.2)%	(19.2)
Skin Care	3,715	3,452	3,467	7.6	(0.4)
Baby Care	2,340	2,209	2,115	5.9	4.4
Women’s Health	1,792	1,844	1,895	(2.8)	(2.7)
Oral Care	1,624	1,526	1,569	6.4	(2.7)
Wound Care/Other	1,010	1,010	1,127	0.0	(10.4)

Total	$14,883	14,590	15,803	2.0%	(7.7)

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $4.4 billion, a decrease of 3.2% from 2010. Sales in the U.S. were negatively impacted by the suspension of production at McNeil Consumer Healthcare’s Fort Washington, Pennsylvania facility as well as the impact on production volumes related to ongoing efforts to enhance quality and manufacturing systems at its other manufacturing sites.

During the fiscal first quarter of 2011, a consent decree was signed with the U.S. Food and Drug Administration (FDA), which governs certain McNeil Consumer Healthcare manufacturing operations. The consent decree identifies procedures that will help provide additional assurance of product quality to the FDA. McNeil continues to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	27

operate the manufacturing facilities in Las Piedras, Puerto Rico and Lancaster, Pennsylvania, however production volumes from these facilities have been impacted due to the additional review and approval processes required. Regarding the products previously produced at the Fort Washington facility, McNeil continues to work on the re-siting of these products to other facilities. McNeil is making progress on the validations at these alternative sites and a modest amount of products returned to the market in the fourth quarter of 2011. Products will continue to be reintroduced throughout 2012 and 2013.

The Skin Care franchise achieved sales of $3.7 billion in 2011, a 7.6% increase as compared to the prior year primarily due growth in the NEUTROGENA®, DABAO®, JOHNSON’S® Adult and LE PETIT MARSEILLAIS® product lines. The Baby Care franchise sales grew by 5.9% to $2.3 billion in 2011, primarily due to growth in cleansers, wipes and haircare. The Women’s Health franchise sales were $1.8 billion, a decrease of 2.8% primarily impacted by the divestiture of certain brands. The Oral Care franchise sales grew by 6.4% to $1.6 billion in 2011, primarily due to increased sales of LISTERINE® products. The Wound Care/Other franchise sales were $1.0 billion in 2011, flat as compared to the prior year.

Consumer segment sales in 2010 were $14.6 billion, a decrease of 7.7% from 2009, with 8.9% of this change due to an operational decline partially offset by positive currency impact of 1.2%. U.S. Consumer segment sales were $5.5 billion, a decrease of 19.3%. International sales were $9.1 billion, an increase of 1.2%, with an operational decline of 1.0% offset by positive currency impact of 2.2%.

Pharmaceutical Segment

The Pharmaceutical segment achieved sales of $24.4 billion in 2011, representing an increase of 8.8% over the prior year, with operational growth of 6.2% and a positive currency impact of 2.6%. U.S. sales were $12.4 billion, a decrease of 1.1%. International sales were $12.0 billion, an increase of 21.3%, which included 15.5% operational growth and a positive currency impact of 5.8%.

Major Pharmaceutical Product Sales*:

				% Change
(Dollars in Millions)	2011	2010	2009	’11 vs. ’10	’10 vs. ’09
REMICADE® (infliximab)	$5,492	4,610	4,304	19.1%	7.1
PROCRIT®/EPREX ® (Epoetin alfa)	1,623	1,934	2,245	(16.1)	(13.9)
RISPERDAL® CONSTA® (risperidone)	1,583	1,500	1,425	5.5	5.3
VELCADE® (bortezomib)	1,274	1,080	933	18.0	15.8
CONCERTA® (methylphenidate HCl)	1,268	1,319	1,326	(3.9)	(0.5)
PREZISTA® (darunavir)	1,211	857	592	41.3	44.8
ACIPHEX®/PARIET ® (rabeprazole sodium)	975	1,006	1,096	(3.1)	(8.2)
LEVAQUIN®/FLOXIN ® (levofloxacin/ofloxacin)	623	1,357	1,550	(54.1)	(12.5)
Other Pharmaceuticals	10,319	8,733	9,049	18.2	(3.5)

Total	$24,368	22,396	22,520	8.8%	(0.6)

* Prior year amounts have been reclassified to conform to current presentation.

REMICADE® (infliximab), a biologic approved for the treatment of a number of immune mediated inflammatory diseases, achieved sales of $5.5 billion in 2011, with growth of 19.1% over the prior year. On a combined basis, U.S. export and international sales of REMICADE® increased nearly 50% due to the impact of the agreement with Merck & Co., Inc. (Merck), complemented by international market growth. On April 15, 2011, the Company announced it reached an agreement with Merck which included distribution rights to REMICADE® and SIMPONI® (golimumab) whereby, effective July 1, 2011, certain territories were relinquished to the Company. On July 1, 2011, the Company began to record sales of product, previously recorded by Merck, from certain territories, including Canada, Brazil, Australia and Mexico, which were previously supplied by Merck.

PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $1.6 billion in 2011, a decline of 16.1% compared to the prior year. Lower sales of PROCRIT® and EPREX® were primarily due to a declining market for Erythropoiesis Stimulating Agents (ESAs) and increased competition for EPREX®.

RISPERDAL® CONSTA® (risperidone), a long-acting injectable antipsychotic, achieved sales of $1.6 billion in 2011, representing an increase of 5.5% as compared to the prior year due to international growth. Total U.S. sales of the Company’s long-acting injectables, including RISPERDAL® CONSTA® and INVEGA® SUSTENNA® (paliperidone palmitate), increased by strong double digits versus a year ago due to an increase in the Company’s combined market share in the antipsychotic market.

VELCADE® (bortezomib), a product for the treatment for multiple myeloma, for which the Company has commercial rights in markets outside the U.S., achieved sales of $1.3 billion in 2011, representing an increase of 18.0% primarily due to strong growth in Asia and Latin America.

CONCERTA® (methylphenidate HCl) sales were $1.3 billion, a decline of 3.9% compared to the prior year. The U.S. supply and distribution agreement with Watson Laboratories, Inc. to distribute an authorized generic version of CONCERTA® became effective May 1, 2011. All regions outside the U.S. achieved sales growth.

        PREZISTA® (darunavir), a protease inhibitor for the treatment of HIV, achieved sales of $1.2 billion in 2011, representing an increase of 41.3% as compared to the prior year primarily due to market share growth.

ACIPHEX®/PARIET® (rabeprazole sodium) sales were $1.0 billion, a decline of 3.1% versus the prior year due to increased competition from generics in the category.

LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) sales were $0.6 billion, a decline of 54.1% versus the prior year due to the loss of market exclusivity in the U.S. in June 2011. LEVAQUIN® sales will continue to decline in the first half of 2012 versus the first half of 2011.

In 2011, Other Pharmaceutical sales were $10.3 billion, representing a growth of 18.2% over the prior year. Contributors to the increase were sales of newly acquired products from Crucell N.V. (Crucell) and newly approved products including ZYTIGA® (abiraterone acetate) and INCIVO® (telaprevir). Additional contributors to the growth were STELARA® (ustekinumab), INVEGA® SUSTENNA® (paliperidone palmitate), SIMPONI® (golimumab), NUCYNTA® (tapentadol), and INTELENCE® (etravirine). This growth was partially offset by lower sales of DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system), and TOPAMAX® (topiramate) due to continued generic competition.

28	JOHNSON & JOHNSON 2011 ANNUAL REPORT

During 2011, the Company received several regulatory approvals including: U.S. approval for two indications for XARELTO® (rivaroxaban), an anti-coagulant co-developed with Bayer HealthCare, the first one for the prevention (prophylaxis) of deep vein thrombosis (DVT) which may lead to a pulmonary embolism (PE) in people undergoing knee or hip replacement surgery, and the second one to reduce the risk of stroke and systemic embolism in patients with non-valvular atrial fibrulation; EDURANT® (rilpivirine), in both the U.S. and the European Union (EU), for HIV in treatment-naïve patients; INCIVO® (telaprevir), in the EU for the treatment of hepatitis C virus; and ZYTIGA® (abiraterone acetate), in the U.S. and EU, for the treatment of metastic castration-resistant prostate cancer. In addition, the FDA approved additional indications for REMICADE® (infliximab), for the treatment of moderately to severely active ulcerative colitis in pediatric patients, and NUCYNTA® ER (tapentadol) extended-release tablets, an oral analgesic for the management of moderate to severe chronic pain in adults.

The Company submitted New Drug Applications (NDAs) to the FDA seeking approval for the use of XARELTO® (rivaroxaban), an oral anticoagulant, to reduce the risk of thrombotic cardiovascular events in patients with Acute Coronary Syndrome, and for NUCYNTA® ER (tapentadol) extended-release tablets, an oral analgesic for the management of neuropathic pain associated with diabetic peripheral neuropathy in adults.

Pharmaceutical segment sales in 2010 were $22.4 billion, a decrease of 0.6% from 2009, with an operational decline of 1.0% and a positive currency impact of 0.4%. U.S. sales were $12.5 billion, a decrease of 4.0%. International sales were $9.9 billion, an increase of 4.2%, which included 3.4% operational growth and a positive currency impact of 0.8%.

Medical Devices and Diagnostics Segment

The Medical Devices and Diagnostics segment achieved sales of $25.8 billion in 2011, representing an increase of 4.8% over the prior year, with operational growth of 1.7% and a positive currency impact of 3.1%. U.S. sales were $11.4 billion, a decrease of 0.4% as compared to the prior year. International sales were $14.4 billion, an increase of 9.2% over the prior year, with operational growth of 3.4% and a positive currency impact of 5.8%.

Major Medical Devices and Diagnostics Franchise Sales:

				% Change
(Dollars in Millions)	2011	2010	2009	’11 vs. ’10	’10 vs. ’09
DEPUY®	$5,809	5,585	5,372	4.0%	4.0
ETHICON ENDO-SURGERY®	5,080	4,758	4,492	6.8	5.9
ETHICON®	4,870	4,503	4,122	8.2	9.2
Vision Care	2,916	2,680	2,506	8.8	6.9
Diabetes Care	2,652	2,470	2,440	7.4	1.2
Cardiovascular Care*	2,288	2,552	2,679	(10.3)	(4.7)
ORTHO-CLINICAL DIAGNOSTICS®	2,164	2,053	1,963	5.4	4.6

Total	$25,779	24,601	23,574	4.8%	4.4

* Previously referred to as CORDIS®

The DePuy franchise achieved sales of $5.8 billion in 2011, a 4.0% increase over the prior year. This growth was primarily due to sales of Mitek sports medicine and trauma product lines, and newly acquired products from Micrus. The growth was partially offset by lower sales of knees and hips in the U.S. due to increased competition, continued pricing pressure, a softer market and the impact of the DePuy ASR™ Hip recall.

The Ethicon Endo-Surgery franchise achieved sales of $5.1 billion in 2011, a 6.8% increase over the prior year. Growth was attributable to increased sales of Advanced Sterilization and HARMONIC® product lines, and outside the U.S., the Endo Mechanical product line. Additionally, sales of newly acquired products from SterilMed contributed to the growth. Total growth was negatively impacted by the divestiture of the Breast Care business in the third quarter of 2010.

The Ethicon franchise achieved sales of $4.9 billion in 2011, an 8.2% increase over the prior year. Emerging market growth in sutures, newly launched products ETHICON PHYSIOMESH® and ETHICON SECURESTRAP™, and growth in the biosurgical, Women’s Health and Urology and Acclarent product lines contributed to the increase in sales.

The Vision Care franchise achieved sales of $2.9 billion in 2011, an 8.8% increase over the prior year. Contributors to the growth were 1-DAY ACUVUE® and astigmatism lenses.

The Diabetes Care franchise achieved sales of $2.7 billion in 2011, a 7.4% increase over the prior year. The growth was primarily due to sales in the OneTouch® product line.

Sales in the Cardiovascular Care franchise were $2.3 billion, a decline of 10.3% versus the prior year. Sales were impacted by the Company’s decision to exit the drug-eluting stent market and lower sales of endovascular products due to increased competition. Sales for drug-eluting stents were approximately 11% and 25% of the total Cardiovascular Care franchise sales in 2011 and 2010, respectively. The decline in sales was partially offset by strong growth in Biosense Webster, the Company’s electrophysiology business.

The Ortho-Clinical Diagnostics franchise achieved sales of $2.2 billion in 2011, a 5.4% increase over the prior year. The growth was primarily attributable to the strength of the VITROS® 5600 and 3600 Analyzers, partially offset by lower sales in donor screening.

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

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income decreased by $4.5 billion to $12.4 billion in 2011 as compared to $16.9 billion in 2010, a decrease of 27.1%. The decrease was primarily due to costs associated with product liability and litigation expenses, the impact of the OTC and DePuy ASR™ Hip recalls and the restructuring expense related to the Cardiovascular Care business. Additionally, investment spending, the fee on branded pharmaceutical

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	29

products incurred due to the U.S. health care reform legislation, and the integration costs, including an inventory step-up charge, associated with the acquisition of Crucell contributed to the decrease in earnings. This was partially offset by gains from divestitures.

The 2010 increase of 7.6% as compared to 2009 was primarily related to lower selling, marketing and administrative expenses due to cost containment actions resulting from the restructuring plan initiated and implemented in 2009, income from litigation settlements and the gain on the divestiture of the Breast Care business of Ethicon Endo-Surgery, Inc. This was partially offset by costs associated with product liability expense and the impact of the OTC and DePuy ASR™ Hip recalls. Additional offsets were lower net selling prices in the Pharmaceutical business due to U.S. health care reform legislation and price reductions in certain Medical Devices and Diagnostics businesses. The 2009 decrease of 6.9% as compared to 2008 was primarily related to lower sales, the negative impact of product mix, lower interest income due to lower rates of interest earned and restructuring charges of $1.2 billion. This was partially offset by lower selling, marketing and administrative expenses due to cost containment efforts across all the businesses. As a percent to sales, consolidated earnings before provision for taxes on income in 2011 was 19.0% versus 27.5% in 2010.

The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2011	2010	2009
Cost of products sold	31.3%	30.5	29.8
Percent point increase over the prior year	0.8	0.7	0.7
Selling, marketing and administrative expenses	32.3	31.5	32.0
Percent point increase/(decrease) over the prior year	0.8	(0.5)	(1.7)

In 2011, cost of products sold as a percent to sales increased compared to the prior year. This was primarily attributable to ongoing remediation costs in the Consumer OTC business and inventory write-offs due to the restructuring of the Cardiovascular Care business. In addition, lower margins and integration costs, including an inventory step-up charge, associated with the acquisition of Crucell negatively impacted cost of products sold. Percent to sales of selling, marketing and administrative expenses increased in 2011 compared to the prior year primarily due to investment spending, as well as the fee on branded pharmaceutical products incurred due to the U.S. health care reform legislation.

In 2010, cost of products sold as a percent to sales increased compared to the prior year primarily due to costs associated with the impact of the OTC recall and remediation efforts in the Consumer business, lower net selling prices in the Pharmaceutical business due to U.S. health care reform legislation and price reductions in certain Medical Devices and Diagnostics businesses. Additionally, unfavorable product mix attributable to the loss of market exclusivity for TOPAMAX® contributed to the increase. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2010 compared to the prior year primarily due to cost containment initiatives principally resulting from the restructuring plan implemented in 2009. The decrease was partially offset by lower net selling prices in the Pharmaceutical business due to U.S. health care reform legislation and price reductions in certain Medical Devices and Diagnostics businesses.

In 2009, cost of products sold as a percent to sales increased compared to the prior year primarily due to the continued negative impact of product mix and inventory write-offs associated with the restructuring activity. Additionally, 2008 included certain non-recurring positive items. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2009 compared to the prior year primarily due to cost containment efforts across all the businesses and the annualized savings recognized from the 2007 restructuring program. In addition, in 2008 the Company utilized the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending.

Research and Development expense by segment of business was as follows:

	2011		2010		2009
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$659	4.4%	609	4.2	632	4.0
Pharmaceutical	5,138	21.1	4,432	19.8	4,591	20.4
Medical Devices and Diagnostics	1,751	6.8	1,803	7.3	1,763	7.5

Total research and development expense	$7,548	11.6%	6,844	11.1	6,986	11.3
Percent increase/(decrease) over the prior year	10.3%		(2.0)		(7.8)

* As a percent to segment sales

Research and Development Expense: Research and development activities represent a significant part of the Company’s business. These expenditures relate to the processes of discovering, testing and developing new products, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products. In 2011, worldwide costs of research and development activities increased by 10.3% compared to 2010. The increase in the Pharmaceutical segment was primarily due to higher levels of spending to advance the Company’s Pharmaceutical pipeline. The decrease in the Medical Devices and Diagnostics segment was due to the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent.

Restructuring: In 2011, Cordis Corporation, a subsidiary of Johnson & Johnson, announced the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent and cessation of the manufacture and marketing of CYPHER® and CYPHER SELECT® Plus Sirolimus-Eluting Coronary Stents by the end of 2011. The Company will focus on other cardiovascular therapies where significant patient needs exist. In the fiscal second quarter of 2011, the Company recorded a pre-tax charge of $676 million, of which $87 million is included in cost of products sold.

In 2009, the Company announced global restructuring initiatives expected to generate pre-tax, annual cost savings of approximately $1.5 billion when fully implemented. The associated savings has provided additional resources to invest in new growth platforms, ensure the successful launch of the Company’s many new products and

30	JOHNSON & JOHNSON 2011 ANNUAL REPORT

continued growth of the core businesses, and provide flexibility to adjust to the changed and evolving global environment. In the fiscal fourth quarter of 2009, the Company recorded a pre-tax charge of $1.2 billion, of which $113 million was included in cost of products sold.

See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.

Other (Income) Expense, Net: Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains and losses on the disposal of property, plant and equipment; currency gains and losses; non-controlling interests and litigation settlements. In 2011, the unfavorable change of $3.5 billion in other (income) expense, net, was primarily due to litigation expenses of $1.7 billion in 2011 as compared to a $1.0 billion net gain from litigation settlements in 2010. Additionally, 2011 as compared to 2010 included higher expenses of $1.0 billion related to product liability, $0.2 billion for costs related to the DePuy ASR™ Hip recall program and an adjustment of $0.5 billion to the value of the currency option and deal costs related to the planned acquisition of Synthes, Inc. Included in 2011 were higher gains on the divestitures of businesses of $0.6 billion as compared to 2010.

In 2010, the favorable change of $0.2 billion in other (income) expense, net as compared to 2009, was primarily due to a net gain from litigation settlements and gains on the divestiture of businesses partially offset by product liability expense. In 2009, other (income) expense, net included net litigation settlements of $0.4 billion.

Operating Profit by Segment

Operating profits by segment of business were as follows:

			Percent of Segment Sales
(Dollars in Millions)	2011	2010	2011	2010
Consumer	$2,096	2,342	14.1%	16.1
Pharmaceutical	6,406	7,086	26.3	31.6
Medical Devices and Diagnostics	5,263	8,272	20.4	33.6

Total(1)	13,765	17,700	21.2	28.7
Less: Expenses not allocated to segments(2)	1,404	753

Earnings before provision for taxes on income	$12,361	16,947	19.0%	27.5

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)

Amounts not allocated to segments include interest (income) expense, non-controlling interests, and general corporate (income) expense. Included in 2011, was a $0.5 billion expense for the adjustment to the value of the currency option related to the planned acquisition of Synthes, Inc.

Consumer Segment: In 2011, Consumer segment operating profit decreased 10.5% from 2010. The primary drivers of the decline in operating profit were unfavorable product mix and remediation costs associated with the recall of certain OTC products partially offset by the gain on the divestiture of MONISTAT®. In 2010, Consumer segment operating profit decreased 5.4% from 2009. The primary reasons for the decrease in the operating profit were lower sales and higher costs associated with the recall of certain OTC products and the suspension of production at McNeil Consumer Healthcare’s Fort Washington, Pennsylvania facility.

Pharmaceutical Segment: In 2011, Pharmaceutical segment operating profit decreased 9.6% from 2010. The primary drivers of the decrease in the operating profit margin were higher litigation expenses recorded in 2011, the impact of the U.S. health care reform fee, and lower margins and integration costs, including an inventory step-up charge, associated with the Crucell acquisition. This was partially offset by gains on the divestitures of the Animal Health Business and Ortho Dermatologics, the gain related to the Company’s earlier investment in Crucell, and lower manufacturing costs. In 2010, Pharmaceutical segment operating profit increased 10.5% from 2009. The primary reasons for the increase in operating profit were lower manufacturing costs, the gain on a divestiture, and benefits from cost improvement initiatives related to the restructuring plan implemented in 2009, partially offset by $333 million of expense related to litigation matters, increased product liability expense and the impact of the newly enacted U.S. health care reform legislation.

        Medical Devices and Diagnostics Segment: In 2011, Medical Devices and Diagnostics segment operating profit decreased 36.4% from 2010. The primary drivers of the decline in the operating profit margin in the Medical Devices and Diagnostics segment were product liability and litigation expenses, costs associated with the DePuy ASR™ Hip recall program, restructuring expense, costs incurred related to the planned acquisition of Synthes, Inc. and increased investment spending. In 2010, Medical Devices and Diagnostics segment operating profit increased 7.5% from 2009. The improved operating profit was due to a gain of $1.3 billion from net litigation matters and the gain on the divestiture of the Breast Care business recorded in 2010. This was partially offset by increased product liability expense, $280 million of costs associated with the DePuy ASR™ Hip recall program and price reductions in certain Medical Devices and Diagnostics businesses.

Interest (Income) Expense: Interest income in 2011 decreased by $16 million as compared to the prior year due to lower rates of interest earned despite higher average cash balances. Cash, cash equivalents and marketable securities totaled $32.3 billion at the end of 2011, and averaged $30.0 billion as compared to the $23.6 billion average cash balance in 2010. The increase in the average cash balance was primarily due to cash generated from operating activities and net cash proceeds from divestitures.

Interest expense in 2011 increased by $116 million as compared to 2010 due to a higher average debt balance. The total debt balance at the end of 2011 was $19.6 billion as compared to $16.8 billion at the end of 2010. The higher average debt balance of $18.2 billion in 2011 versus $15.7 billion in 2010 was due to increased borrowings. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the borrowings were used for general corporate purposes.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	31

Interest expense in 2010 was relatively flat as compared to 2009 due to a lower average rate despite a higher debt balance. The total debt balance at the end of 2010 was $16.8 billion as compared to $14.5 billion at the end of 2009. The higher average debt balance of $15.7 billion in 2010 versus $13.5 billion in 2009 was due to increased borrowings. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the borrowings were used for general corporate purposes.

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

Interest expense in 2009 increased by $16 million as compared to 2008 due to a higher debt balance. The net debt balance at the end of 2009 was $14.5 billion as compared to $11.9 billion at the end of 2008. The higher average debt balance of $13.5 billion in 2009 versus $12.9 billion in 2008 was primarily related to funding acquisitions and investments and the purchase of the Company’s Common Stock under the Common Stock repurchase program announced on July 9, 2007.

Provision for Taxes on Income: The worldwide effective income tax rate was 21.8% in 2011, 21.3% in 2010 and 22.1% in 2009. The 2011 tax rate increased as compared to 2010 due to certain U.S. expenses which are not fully tax deductible and higher U.S. state taxes partially offset by increases in taxable income in lower tax jurisdictions relative to higher tax jurisdictions. The 2010 tax rate decreased as compared to 2009 due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments.

Liquidity and Capital Resources

Liquidity & Cash Flows

Cash and cash equivalents were $24.5 billion at the end of 2011 as compared with $19.4 billion at the end of 2010. The primary sources of cash that contributed to the $5.1 billion increase versus the prior year were $14.3 billion of cash generated from operating activities, $3.0 billion net proceeds from long and short-term debt, $1.3 billion proceeds from the disposal of assets and proceeds from net investment sales of $0.5 billion. The major uses of cash were dividends to shareholders of $6.2 billion, capital spending of $2.9 billion, acquisitions of $2.8 billion, the repurchase of Common Stock, net of proceeds from the exercise of options of $1.3 billion and other of $0.8 billion primarily related to intangible assets.

Cash flows from operations were $14.3 billion in 2011. The major sources of cash flow were net income of $9.7 billion, adjusted for non-cash charges for depreciation and amortization, stock based compensation and deferred tax provision of $2.9 billion. The remaining change to operating cash flow of $1.7 billion was primarily due to an increase in other current and non-current liabilities related to accruals recorded for litigation matters, product liability and employee benefit plans.

In 2011, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.

The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2012.

Concentration of Credit Risk

Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Recent economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $2.4 billion as of January 1, 2012 and approximately $2.3 billion as of January 2, 2011. Approximately $1.4 billion as of January 1, 2012 and approximately $1.3 billion as of January 2, 2011 of the Southern European Region net trade accounts receivable balance related to the Company’s Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices and Diagnostics customers which are in line with historical collection patterns.

The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported healthcare customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $1.0 billion at January 1, 2012 and January 2, 2011. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers, monitor the economic situation and take appropriate actions as necessary.

Financing and Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 1, 2012 market rates would increase the unrealized value of the Company’s forward contracts by $235 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 1, 2012 market rates would decrease the unrealized value of the Company’s forward contracts by $287 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in

32	JOHNSON & JOHNSON 2011 ANNUAL REPORT

foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $232 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an “A” (or equivalent) credit rating. The counter-parties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counter-party. Management believes the risk of loss is remote.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2011, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 20, 2012. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2011 and 2010 were $19.6 billion and $16.8 billion, respectively. The increase in borrowings between 2011 and 2010 was a result of financing for general corporate purposes. In 2011, net cash (cash and current marketable securities, net of debt) was $12.6 billion compared to net cash of $10.9 billion in 2010. Total debt represented 25.6% of total capital (shareholders’ equity and total debt) in 2011 and 22.9% of total capital in 2010. Shareholders’ equity per share at the end of 2011 was $20.95 compared with $20.66 at year-end 2010, an increase of 1.4%.

A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

Contractual Obligations and Commitments

The Company’s contractual obligations are primarily for leases, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of January 1, 2012 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

(Dollars in Millions)	Long-Term Debt Obligations	Interest on Debt Obligations	Unfunded Retirement Plans	Operating Leases	Total
2012	$616	560	61	188	1,425
2013	1,545	527	62	162	2,296
2014	1,816	508	64	131	2,519
2015	—	501	69	104	674
2016	898	496	77	82	1,553
After 2016	8,710	4,765	455	65	13,995

Total	$13,585	7,357	788	732	22,462

For tax matters, see Note 8 to the Consolidated Financial Statements.

Share Repurchase and Dividends

On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company to buy back up to $10.0 billion of the Company’s Common Stock. As of January 2, 2011, the Company repurchased an aggregate of 158.3 million shares of Johnson & Johnson Common Stock at a cost of $10.0 billion and the stock repurchase program was completed. The Company funded the share repurchase program through a combination of available cash and debt. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2011 for the 49th consecutive year. Cash dividends paid were $2.25 per share in 2011 compared with dividends of $2.11 per share in 2010, and $1.93 per share in 2009. The dividends were distributed as follows:

	2011	2010	2009
First quarter	$0.54	0.49	0.46
Second quarter	0.57	0.54	0.49
Third quarter	0.57	0.54	0.49
Fourth quarter	0.57	0.54	0.49

Total	$2.25	2.11	1.93

On January 3, 2012, the Board of Directors declared a regular quarterly cash dividend of $0.57 per share, payable on March 13, 2012, to shareholders of record as of February 28, 2012. The Company expects to continue the practice of paying regular cash dividends.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	33

Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2011, 2010 and 2009.

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

In addition, the Company enters into collaboration arrangements that contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 1, 2012 and January 2, 2011.

Consumer Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2011
Accrued rebates(1)	$131	346	(350)	127
Accrued returns	145	103	(134)	114
Accrued promotions	294	1,520	(1,574)	240

Subtotal	$570	1,969	(2,058)	481

Reserve for doubtful accounts	57	3	(17)	43
Reserve for cash discounts	21	226	(225)	22

Total	$648	2,198	(2,300)	546

2010
Accrued rebates(1)	$121	361	(351)	131
Accrued returns	127	156	(138)	145
Accrued promotions	272	2,418	(2,396)	294

Subtotal	$520	2,935	(2,885)	570

Reserve for doubtful accounts	107	6	(56)	57
Reserve for cash discounts	21	249	(249)	21

Total	$648	3,190	(3,190)	648

(1)	Includes reserve for customer rebates of $34 million at January 1, 2012 and $50 million at January 2, 2011, recorded as a contra asset.

Pharmaceutical Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2011
Accrued rebates (1)(2)	$1,520	4,732	(4,661)	1,591
Accrued returns	294	105	(15)	384
Accrued promotions	83	187	(187)	83

Subtotal	$1,897	5,024	(4,863)	2,058

Reserve for doubtful accounts	145	20	(8)	157
Reserve for cash discounts	54	392	(401)	45

Total	$2,096	5,436	(5,272)	2,260

2010
Accrued rebates (1)(2)	$1,064	4,768	(4,312)	1,520
Accrued returns	342	27	(75)	294
Accrued promotions	84	135	(136)	83

Subtotal	$1,490	4,930	(4,523)	1,897

Reserve for doubtful accounts	83	91	(29)	145
Reserve for cash discounts	48	379	(373)	54

Total	$1,621	5,400	(4,925)	2,096

(1)	Includes reserve for customer rebates of $298 million at January 1, 2012 and $320 million at January 2, 2011, recorded as a contra asset.

(2)	Includes additional sales rebates to Medicaid managed care organizations as a result of the U.S. health care reform legislation.

34	JOHNSON & JOHNSON 2011 ANNUAL REPORT

Medical Devices and Diagnostics Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2011
Accrued rebates(1)	$495	3,253	(3,251)	497
Accrued returns	201	352	(369)	184
Accrued promotions	50	67	(44)	73

Subtotal	$746	3,672	(3,664)	754

Reserve for doubtful accounts	138	54	(31)	161
Reserve for cash discounts	35	342	(345)	32

Total	$919	4,068	(4,040)	947

2010
Accrued rebates(1)(2)	$454	3,271	(3,230)	495
Accrued returns	220	334	(353)	201
Accrued promotions	73	111	(134)	50

Subtotal	$747	3,716	(3,717)	746

Reserve for doubtful accounts	143	33	(38)	138
Reserve for cash discounts	32	484	(481)	35

Total	$922	4,233	(4,236)	919

(1)	Includes reserve for customer rebates of $324 million at January 1, 2012 and $331 million at January 2, 2011, recorded as a contra asset.
(2)

Accruals and Payments/Credits for 2010 have been revised by $908 million to appropriately reflect non-cash credits/adjustments, consistent with current year presentation related to the Ethicon franchise, previously reported net in the Accruals column.

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

At January 1, 2012 and January 2, 2011, the cumulative amounts of undistributed international earnings were approximately $41.6 billion and $37.0 billion, respectively. At January 1, 2012 and January 2, 2011, the Company’s foreign subsidiaries held balances of cash and cash equivalents in the amounts of $24.5 billion and $18.7 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.

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

New Accounting Pronouncements

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 1, 2012.

Economic and Market Factors

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2001 - 2011, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company accounted for operations in Venezuela as highly inflationary in 2010 and 2011, as the prior three-year cumulative inflation rate surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2011 would have increased or decreased the translation of foreign sales by approximately $350 million and income by $75 million.

The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement of health care products.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	35

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

Legal Proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of business.

The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company has accrued for certain litigation matters and continues to monitor each related legal issue and adjust accruals for new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters currently disclosed for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.

In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution in any reporting period of one or more of these matters, either alone or in the aggregate, may have a material adverse effect on the Company’s results of operations, and cash flows for that period.

See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.

Common Stock Market Prices

The Company’s Common Stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson Common Stock during 2011 and 2010 were:

	2011		2010
	High	Low	High	Low
First quarter	$63.54	57.50	65.95	61.89
Second quarter	67.37	59.25	66.20	57.55
Third quarter	68.05	59.08	62.70	56.86
Fourth quarter	66.32	60.83	64.92	61.25
Year-end close	$65.58		61.85

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

Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; significant litigation adverse to the Company; impact of business combinations; financial distress and bankruptcies experienced by significant customers and suppliers; changes to governmental laws and regulations and U.S. and foreign health care reforms; trends toward healthcare cost containment; increased scrutiny of the healthcare industry by government agencies; changes in behavior and spending patterns of purchasers of healthcare products and services; financial instability of international economies and sovereign risk; disruptions due to natural disasters; manufacturing difficulties or delays; product efficacy or safety concerns resulting in product recalls or regulatory action.

The Company’s report on Form 10-K for the year ended January 1, 2012 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

36	JOHNSON & JOHNSON 2011 ANNUAL REPORT

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At January 1, 2012 and January 2, 2011

(Dollars in Millions Except Share and Per Share Data) (Note 1)

	2011	2010
Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$24,542	19,355
Marketable securities (Notes 1 and 2)	7,719	8,303
Accounts receivable trade, less allowances for doubtful accounts $361 (2010, $340)	10,581	9,774
Inventories (Notes 1 and 3)	6,285	5,378
Deferred taxes on income (Note 8)	2,556	2,224
Prepaid expenses and other receivables	2,633	2,273

Total current assets	54,316	47,307

Property, plant and equipment, net (Notes 1 and 4)	14,739	14,553
Intangible assets, net (Notes 1 and 5)	18,138	16,716
Goodwill (Notes 1 and 5)	16,138	15,294
Deferred taxes on income (Note 8)	6,540	5,096
Other assets	3,773	3,942

Total assets	$113,644	102,908

Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 7)	$6,658	7,617
Accounts payable	5,725	5,623
Accrued liabilities	4,608	4,100
Accrued rebates, returns and promotions	2,637	2,512
Accrued compensation and employee related obligations	2,329	2,642
Accrued taxes on income	854	578

Total current liabilities	22,811	23,072

Long-term debt (Note 7)	12,969	9,156
Deferred taxes on income (Note 8)	1,800	1,447
Employee related obligations (Notes 9 and 10)	8,353	6,087
Other liabilities	10,631	6,567

Total liabilities	56,564	46,329

Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(5,632)	(3,531)
Retained earnings	81,251	77,773

	78,739	77,362
Less: common stock held in treasury, at cost (Note 12) (395,480,000 shares and 381,746,000 shares)	21,659	20,783

Total shareholders’ equity	57,080	56,579

Total liabilities and shareholders’ equity	$113,644	102,908

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	37

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in Millions Except Per Share Figures) (Note 1)

	2011	2010	2009
Sales to customers	$65,030	61,587	61,897

Cost of products sold	20,360	18,792	18,447

Gross profit	44,670	42,795	43,450

Selling, marketing and administrative expenses	20,969	19,424	19,801
Research and development expense	7,548	6,844	6,986
Interest income	(91)	(107)	(90)
Interest expense, net of portion capitalized (Note 4)	571	455	451
Other (income) expense, net	2,743	(768)	(526)
Restructuring (Note 22)	569	—	1,073

Earnings before provision for taxes on income	12,361	16,947	15,755
Provision for taxes on income (Note 8)	2,689	3,613	3,489

Net earnings	$9,672	13,334	12,266

Basic net earnings per share (Notes 1 and 15)	$3.54	4.85	4.45
Diluted net earnings per share (Notes 1 and 15)	$3.49	4.78	4.40
Cash dividends per share	$2.25	2.11	1.93
Basic average shares outstanding (Notes 1 and 15)	2,736.0	2,751.4	2,759.5
Diluted average shares outstanding (Notes 1 and 15)	2,775.3	2,788.8	2,789.1

See Notes to Consolidated Financial Statements

38	JOHNSON & JOHNSON 2011 ANNUAL REPORT

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in Millions) (Note 1)

	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, December 28, 2008	$42,511		63,379	(4,955)	3,120	(19,033)

Net earnings	12,266	12,266	12,266
Cash dividends paid	(5,327)		(5,327)
Employee compensation and stock option plans	1,404		21			1,383
Repurchase of common stock	(2,130)					(2,130)
Other	(33)		(33)
Other comprehensive income, net of tax:
Currency translation adjustment	1,363	1,363		1,363
Unrealized losses on securities	(55)	(55)		(55)
Employee benefit plans	565	565		565
Gains on derivatives & hedges	24	24		24

Total comprehensive income		14,163

Balance, January 3, 2010	$50,588		70,306	(3,058)	3,120	(19,780)

Net earnings	13,334	13,334	13,334
Cash dividends paid	(5,804)		(5,804)
Employee compensation and stock option plans	1,731		(63)			1,794
Repurchase of common stock	(2,797)					(2,797)
Other comprehensive income, net of tax:
Currency translation adjustment	(461)	(461)		(461)
Unrealized gains on securities	54	54		54
Employee benefit plans	(21)	(21)		(21)
Losses on derivatives & hedges	(45)	(45)		(45)

Total comprehensive income		12,861

Balance, January 2, 2011	$56,579		77,773	(3,531)	3,120	(20,783)

Net earnings	9,672	9,672	9,672
Cash dividends paid	(6,156)		(6,156)
Employee compensation and stock option plans	1,760		111			1,649
Repurchase of common stock	(2,525)					(2,525)
Other	(149)		(149)
Other comprehensive income, net of tax:
Currency translation adjustment	(557)	(557)		(557)
Unrealized gains on securities	424	424		424
Employee benefit plans	(1,700)	(1,700)		(1,700)
Losses on derivatives & hedges	(268)	(268)		(268)

Total comprehensive income		7,571

Balance, January 1, 2012	$57,080		81,251	(5,632)	3,120	(21,659)

See Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS	39

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions) (Note 1)

	2011	2010	2009
Cash flows from operating activities
Net earnings	$9,672	13,334	12,266
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	3,158	2,939	2,774
Stock based compensation	621	614	628
Deferred tax provision	(836)	356	(436)
Accounts receivable allowances	32	12	58
Changes in assets and liabilities, net of effects from acquisitions:
(Increase)/decrease in accounts receivable	(915)	(207)	453
(Increase)/decrease in inventories	(715)	(196)	95
Increase/(decrease) in accounts payable and accrued liabilities	493	20	(507)
(Increase)/decrease in other current and non-current assets	(1,625)	(574)	1,209
Increase in other current and non-current liabilities	4,413	87	31

Net cash flows from operating activities	14,298	16,385	16,571

Cash flows from investing activities
Additions to property, plant and equipment	(2,893)	(2,384)	(2,365)
Proceeds from the disposal of assets	1,342	524	154
Acquisitions, net of cash acquired (Note 20)	(2,797)	(1,269)	(2,470)
Purchases of investments	(29,882)	(15,788)	(10,040)
Sales of investments	30,396	11,101	7,232
Other (primarily intangibles)	(778)	(38)	(109)

Net cash used by investing activities	(4,612)	(7,854)	(7,598)

Cash flows from financing activities
Dividends to shareholders	(6,156)	(5,804)	(5,327)
Repurchase of common stock	(2,525)	(2,797)	(2,130)
Proceeds from short-term debt	9,729	7,874	9,484
Retirement of short-term debt	(11,200)	(6,565)	(6,791)
Proceeds from long-term debt	4,470	1,118	9
Retirement of long-term debt	(16)	(32)	(219)
Proceeds from the exercise of stock options/excess tax benefits	1,246	1,226	882

Net cash used by financing activities	(4,452)	(4,980)	(4,092)

Effect of exchange rate changes on cash and cash equivalents	(47)	(6)	161

Increase in cash and cash equivalents	5,187	3,545	5,042
Cash and cash equivalents, beginning of year (Note 1)	19,355	15,810	10,768

Cash and cash equivalents, end of year (Note 1)	$24,542	19,355	15,810

Supplemental cash flow data
Cash paid during the year for:
Interest	$576	491	533
Income taxes	2,970	2,442	2,363
Supplemental schedule of non-cash investing and financing activities
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$433	673	541
Conversion of debt	1	1	2
Acquisitions
Fair value of assets acquired	$3,025	1,321	3,345
Fair value of liabilities assumed and non-controlling interests	(228)	(52)	(875)

Net cash paid for acquisitions	$2,797	1,269	2,470

See Notes to Consolidated Financial Statements

40	JOHNSON & JOHNSON 2011 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated.

Description of the Company And Business Segments

The Company has approximately 117,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, thrombosis, vaccines and infectious diseases. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cardiovascular Care’s electrophysiology and circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products and advanced sterilization products; Diabetes Care’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products and Vision Care’s disposable contact lenses.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

During the fiscal first quarter of 2011, the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments issued related to revenue recognition under the milestone method. The objective of the accounting standard update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This update became effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.

During the fiscal first quarter of 2011, the Company adopted the FASB guidance on how pharmaceutical companies should recognize and classify in the Company’s financial statements, the non-deductible annual fee paid to the Government in accordance with the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act. This fee is based on an allocation of a company’s market share of total branded prescription drug sales to U.S. government programs from the prior year. The estimated fee was recorded as a selling, marketing and administrative expense in the Company’s financial statement and will be amortized on a straight-line basis for the year as per the FASB guidance. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.

Recently Issued Accounting Standards

Not Adopted as of January 1, 2012

During the fiscal third quarter of 2011, the FASB issued amendments to goodwill impairment testing. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

During the fiscal second quarter of 2011, the FASB issued an amendment to the disclosure requirements for presentation of comprehensive income. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective retrospectively for the interim periods and annual periods beginning after December 15, 2011; however, the FASB agreed to an indefinite deferral of the reclassification requirement. The adoption of this standard is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

During the fiscal second quarter of 2011, the FASB issued amendments to disclosure requirements for common fair value measurement. These amendments result in convergence of fair value measurement and disclosure requirements between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance is effective prospectively for the interim periods and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of this standard is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	41

temporary. If losses on these securities are considered to be other than temporary, the loss is recognized in earnings.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20 - 40 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years

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

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales returns accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual sales to customers during the prior three fiscal reporting years 2011, 2010 and 2009.

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

Shipping and Handling

Shipping and handling costs incurred were $1,022 million, $945 million and $964 million in 2011, 2010 and 2009, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Intangible Assets and Goodwill

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2011 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset, or abandoned, at which point the intangible asset will be written off.

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

42	JOHNSON & JOHNSON 2011 ANNUAL REPORT

ceased purchasing third-party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

Concentration of Credit Risk

Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Recent economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $2.4 billion as of January 1, 2012 and approximately $2.3 billion as of January 2, 2011. Approximately $1.4 billion as of January 1, 2012 and approximately $1.3 billion as of January 2, 2011 of the Southern European Region net trade accounts receivable balance related to the Company’s Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceuticals and Medical Devices and Diagnostics customers which are in line with historical collection patterns.

The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported healthcare customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $1.0 billion at January 1, 2012 and January 2, 2011. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers, monitor the economic situation and take appropriate actions as necessary.

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

Advertising

Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $2.6 billion, $2.5 billion and $2.4 billion in 2011, 2010 and 2009, respectively.

Income Taxes

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

At January 1, 2012 and January 2, 2011, the cumulative amounts of undistributed international earnings were approximately $41.6 billion and $37.0 billion, respectively. At January 1, 2012 and January 2, 2011, the Company’s foreign subsidiaries held balances of cash and cash equivalents in the amounts of $24.5 billion and $18.7 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	43

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

Annual Closing Date

The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009, and will be the case again in 2014.

Reclassification

Certain prior period amounts have been reclassified to conform to current year presentation.

2.    Cash, Cash Equivalents and Current Marketable Securities

At the end of 2011 and 2010, cash, cash equivalents and current marketable securities were comprised of:

	September	September
(Dollars in Millions)	2011	2010
Cash	$2,709	2,293
Government securities and obligations	27,017	22,349
Corporate debt securities	489	225
Money market funds	1,590	2,135
Time deposits	456	656

Total cash, cash equivalents and current marketable securities	$32,261	27,658

The estimated fair value was $32,262 million as of January 1, 2012 reflecting a $1 million unrealized gain in government securities and obligations. The estimated fair value was the same as the carrying value as of January 2, 2011.

As of January 1, 2012, current marketable securities consisted of $7,545 million and $174 million of government securities and obligations, and corporate debt securities, respectively.

As of January 2, 2011, current marketable securities consisted of $8,153 million and $150 million of government securities and obligations, and corporate debt securities, respectively.

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

3.    Inventories

At the end of 2011 and 2010, inventories were comprised of:

(Dollars in Millions)	2011	2010
Raw materials and supplies	$1,206	1,073
Goods in process	1,637	1,460
Finished goods	3,442	2,845

Total inventories	$6,285	5,378

4.    Property, Plant and Equipment

At the end of 2011 and 2010, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2011	2010
Land and land improvements	$754	738
Buildings and building equipment	9,389	9,079
Machinery and equipment	19,182	18,032
Construction in progress	2,504	2,577

Total property, plant and equipment, gross	$31,829	30,426
Less accumulated depreciation	17,090	15,873

Total property, plant and equipment, net	$14,739	14,553

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2011, 2010 and 2009 was $84 million, $73 million and $101 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2011, 2010 and 2009, was $2.3 billion, $2.2 billion and $2.1 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5.    Intangible Assets and Goodwill

At the end of 2011 and 2010, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2011	2010
Intangible assets with definite lives:
Patents and trademarks — gross	$7,947	6,660
Less accumulated amortization	2,976	2,629

Patents and trademarks — net	$4,971	4,031

Other intangibles — gross	$8,716	7,674
Less accumulated amortization	3,432	2,880

Other intangibles — net	$5,284	4,794

Intangible assets with indefinite lives:
Trademarks	$6,034	5,954
Purchased in-process research and development	1,849	1,937

Total intangible assets with indefinite lives	$7,883	7,891

Total intangible assets — net	$18,138	16,716

The acquisition of Crucell N.V. during the fiscal first quarter of 2011 increased purchased in-process research and development by approximately $1.0 billion and patents and trademarks by approximately $0.7 billion. During the fiscal second quarter of 2011, the Company reclassified approximately $1.0 billion from purchased in-process research and development to amortizable other intangibles to reflect the commercialization of ZYTIGA®.

44	JOHNSON & JOHNSON 2011 ANNUAL REPORT

Goodwill as of January 1, 2012 and January 2, 2011, as allocated by segment of business, was as follows:

(Dollars in Millions)	Consumer	Pharmaceuticals	Med Devices and Diagnostics	Total
Goodwill at January 3, 2010	$8,074	1,244	5,544	14,862

Acquisitions	—	—	397	397
Currency translation/other*	70	(19)	(16)	35

Goodwill at January 2, 2011	$8,144	1,225	5,925	15,294

Acquisitions	251	538	198	987
Currency translation/other	(97)	(42)	(4)	(143)

Goodwill at January 1, 2012	$8,298	1,721	6,119	16,138

*	Includes reclassification between segments.

The weighted average amortization periods for patents and trademarks and other intangible assets are 17 years and 26 years, respectively. The amortization expense of amortizable assets was $852 million, $748 million and $675 million before tax, for the fiscal years ended January 1, 2012, January 2, 2011 and January 3, 2010, respectively, which includes the write downs of certain patents and intangible assets. These write downs did not have a material impact on the Company’s results of operations, cash flows or financial position.

The estimated amortization expense for the five succeeding years approximates $840 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

6.    Fair Value Measurements

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of January 1, 2012, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $22 billion and $3 billion, respectively.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains/losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in Other (income) expense, net. Refer to Note 13 for disclosures of movements in Accumulated Other Comprehensive Income.

As of January 1, 2012, the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $168 million after-tax. For additional information, see Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

The following table is a summary of the activity related to designated derivatives for the fiscal years ended January 1, 2012 and January 2, 2011:

Cash Flow Hedges	Gain/(Loss) Recognized in Accumulated OCI(1)		Gain/(Loss) Reclassified from Accumulated OCI into Income(1)				Gain/(Loss) Recognized in Other Income/Expense(2)
(Dollars in Millions)	2011	2010	2011		2010		2011	2010
Foreign exchange contracts	$(60)	(66)	(9	)(A)	(52	)(A)	(1)	(2)
Foreign exchange contracts	(103)	(296)	(154	)(B)	(300	)(B)	2	(38)
Foreign exchange contracts	24	51	(22	)(C)	57	(C)	(1)	5
Cross currency interest rate swaps	(406)	(40)	(45	)(D)	6	(D)	—	—
Foreign exchange contracts	45	18	(2	)(E)	1	(E)	1	3

Total	$(500)	(333)	(232)		(288)		1	(32)

All amounts shown in the table above are net of tax.

(1)	Effective portion

(2)	Ineffective portion

(A)	Included in Sales to customers

(B)	Included in Cost of products sold

(C)	Included in Research and development expense

(D)	Included in Interest (income)/Interest expense, net

(E)	Included in Other (income)/expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	45

For the fiscal years ended January 1, 2012 and January 2, 2011, a loss of $23 million and $31 million, respectively, was recognized in Other (income)/expense, net, relating to foreign exchange contracts not designated as hedging instruments.

In addition, during the fiscal second quarter of 2011, the Company entered into an option to hedge the currency risk associated with the cash portion of the payment for the planned acquisition of Synthes, Inc. The option was not designated as a hedge, and therefore, changes in the fair value of the option are recognized in Other (income)/expense, net. During the fiscal year ended January 1, 2012, the mark to market adjustment to reduce the value of the currency option was $450 million which expired in January 2012. The cost basis of the option was $467 million.

During the fiscal fourth quarter of 2011, the Company reclassified foreign currency bond mark to market adjustments from foreign currency translation to gain/(loss) on derivatives and hedges. There was no net impact within other comprehensive income as a result of this reclassification.

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

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

The Company’s significant financial assets and liabilities measured at fair value as of January 1, 2012 and January 2, 2011 were as follows:

	2011				2010
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Total (1)
Derivatives designated as hedging instruments:
Assets:
Foreign exchange contracts	$—	442	—	442	321
Cross currency interest rate swaps (2)	—	15	—	15	17

Total	—	457	—	457	338

Liabilities:
Foreign exchange contracts	—	452	—	452	586
Cross currency interest rate swaps (3)	—	594	—	594	502

Total	—	1,046	—	1,046	1,088

Derivatives not designated as hedging instruments:
Assets:
Foreign exchange contracts	—	29	—	29	19
Swiss Franc Option*	—	17	—	17	—

Total	—	46	—	46	19

Liabilities:
Foreign exchange contracts	—	34	—	34	39
Other investments (4)	$1,563	—	—	1,563	1,165

*	Currency option related to the planned acquisition of Synthes, Inc.

(1)	2010 assets and liabilities are all classified as Level 2 with the exception of other investments of $1,165 million which are classified as Level 1.

(2)	Includes $15 million and $14 million of non-current assets for the fiscal years ending January 1, 2012 and January 2, 2011, respectively.

(3)	Includes $594 million and $502 million of non-current liabilities for the fiscal years ending January 1, 2012 and January 2, 2011, respectively.

(4)	Classified as non-current other assets.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

46	JOHNSON & JOHNSON 2011 ANNUAL REPORT

7.    Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2011		Effective Rate %		2010		Effective Rate %
5.15% Debentures due 2012	$599		5.18%		599		5.18
0.70% Notes due 2013	500		0.75		—		—
3.80% Debentures due 2013	500		3.82		500		3.82
3 month LIBOR+0% FRN due 2013	500		0.46		—		—
3 month LIBOR+0.09% FRN due 2014	750		0.55		—		—
1.20% Notes due 2014	999		1.24		—		—
2.15% Notes due 2016	898		2.22		—		—
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.15% Debentures due 2018	898		5.15		898		5.15
4.75% Notes due 2019 (1B Euro 1.2892) (2)/(1B Euro 1.3268) (3)	1,282	(2)	5.35		1,319	(3)	5.35
3% Zero Coupon Convertible Subordinated Debentures due 2020	199		3.00		194		3.00
2.95% Debentures due 2020	541		3.15		541		3.15
3.55% Notes due 2021	446		3.67		—		—
6.73% Debentures due 2023	250		6.73		250		6.73
5.50% Notes due 2024 (500MM GBP 1.5421)(2)/ (500MM GBP 1.5403) (3)	765	(2)	5.71		764	(3)	5.71
6.95% Notes due 2029	294		7.14		294		7.14
4.95% Debentures due 2033	500		4.95		500		4.95
5.95% Notes due 2037	995		5.99		995		5.99
5.85% Debentures due 2038	700		5.86		700		5.86
4.50% Debentures due 2040	539		4.63		539		4.63
4.85% Notes due 2041	298		4.89		—		—
Other	132				76

	13,585	(4)	4.08	(1)	9,169	(4)	5.25	(1)
Less current portion	616				13

	$12,969				9,156

(1)	Weighted average effective rate.
(2)	Translation rate at January 1, 2012.
(3)	Translation rate at January 2, 2011.
(4)	The excess of the fair value over the carrying value of debt was $2.0 billion in 2011 and $1.0 billion in 2010.

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices in active markets.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2011, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 20, 2012. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

Throughout 2011, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $6.7 billion at the end of 2011, of which $5.3 billion was borrowed under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

The Company has a shelf registration with the U.S. Securities and Exchange Commission that enables the Company to issue debt securities and warrants to purchase debt securities on a timely basis. The Company issued bonds in May 2011 for a total of $4.4 billion for general corporate purposes.

Aggregate maturities of long-term obligations commencing in 2011 are:

(Dollars in Millions)
2012	2013	2014	2015	2016	After 2016
$616	1,545	1,816	—	898	8,710

8.    Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2011	2010	2009
Currently payable:
U.S. taxes	$2,392	2,063	2,410
International taxes	1,133	1,194	1,515

Total currently payable	3,525	3,257	3,925

Deferred:
U.S. taxes	(690)	(4)	187
International taxes	(146)	360	(623)

Total deferred	(836)	356	(436)

Provision for taxes on income	$2,689	3,613	3,489

A comparison of income tax expense at the U.S. statutory rate of 35% in 2011, 2010 and 2009, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2011	2010	2009
U.S.	$3,634	6,392	7,141
International	8,727	10,555	8,614

Earnings before taxes on income:	$12,361	16,947	15,755

Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
International operations excluding Ireland	(14.0)	(7.5)	(6.7)
Ireland and Puerto Rico operations	(1.8)	(5.1)	(5.1)
Research and orphan drug tax credits	(0.8)	(0.6)	(0.6)
U.S. state and local	2.1	1.0	1.8
U.S. manufacturing deduction	(0.8)	(0.5)	(0.4)
U.S. tax on international income	(0.4)	(0.6)	(1.6)
All other (1)	2.5	(0.4)	(0.3)

Effective tax rate	21.8%	21.3	22.1

(1)	Includes U.S. expenses not fully tax deductible primarily related to litigation expense.

The Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The increase in the 2011 tax rate was primarily due to certain U.S. expenses which are not fully tax deductible and higher U.S. state taxes partially offset by increases in taxable income in lower tax jurisdictions relative to higher tax jurisdictions. The decrease in the 2010 tax rate as compared to 2009 was primarily due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	47

Temporary differences and carryforwards for 2011 and 2010 were as follows:

	2011 Deferred Tax		2010 Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$3,028		2,211
Stock based compensation	1,358		1,225
Depreciation		(865)		(769)
Non-deductible intangibles		(2,997)		(2,725)
International R&D capitalized for tax	1,509		1,461
Reserves & liabilities	1,527		948
Income reported for tax purposes	903		691
Net operating loss carryforward international	1,183		1,134
Miscellaneous international	1,261	(422)	1,326	(106)
Miscellaneous U.S.	817		470

Total deferred income taxes	$11,586	(4,284)	9,466	(3,600)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The Company has wholly-owned international subsidiaries that have cumulative net losses. The Company believes that it is more likely than not that these subsidiaries will realize future taxable income sufficient to utilize these deferred tax assets.

The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2011	2010	2009
Beginning of year	$2,307	2,403	1,978
Increases related to current year tax positions	402	465	555
Increases related to prior period tax positions	87	68	203
Decreases related to prior period tax positions	(77)	(431)	(163)
Settlements	(16)	(186)	(87)
Lapse of statute of limitations	(4)	(12)	(83)

End of year	$2,699	2,307	2,403

The unrecognized tax benefits of $2.7 billion at January 1, 2012, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2005; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2003. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest of $47 million expense, $34 million income and $36 million expense in 2011, 2010 and 2009, respectively. The total amount of accrued interest was $350 million and $264 million in 2011 and 2010, respectively.

9.    Employee Related Obligations

At the end of 2011 and 2010, employee related obligations recorded on the Consolidated Balance Sheet were:

(Dollars in Millions)	2011	2010
Pension benefits	$3,937	2,175
Postretirement benefits	2,843	2,359
Postemployment benefits	1,129	1,379
Deferred compensation	863	820

Total employee obligations	8,772	6,733
Less current benefits payable	419	646

Employee related obligations — non-current	$8,353	6,087

Prepaid employee related obligations of $249 million and $615 million for 2011 and 2010, respectively, are included in other assets on the Consolidated Balance Sheet.

10.    Pensions and Other Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides post-retirement benefits, primarily health care, to all U.S. retired employees and their dependents.

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

The Company uses the date of its consolidated financial statements (January 1, 2012 and January 2, 2011, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

48	JOHNSON & JOHNSON 2011 ANNUAL REPORT

Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2011, 2010 and 2009 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2011	2010	2009	2011	2010	2009
Service cost	$638	550	511	$149	134	137
Interest cost	853	791	746	188	202	174
Expected return on plan assets	(1,108)	(1,005)	(934)	(1)	(1)	(1)
Amortization of prior service cost	9	10	13	(3)	(4)	(5)
Amortization of net transition asset	1	1	1	—	—	—
Recognized actuarial losses	388	236	155	45	48	55
Curtailments and settlements	—	1	(11)	—	—	(1)

Net periodic benefit cost	$781	584	481	$378	379	359

The net periodic benefit cost attributable to U.S. retirement plans was $414 million, $294 million and $286 million in 2011, 2010 and 2009, respectively.

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other post-retirement plans:

(Dollars in Millions)
Amortization of net transition obligation	$1
Amortization of net actuarial losses	553
Amortization of prior service cost	4

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

	Retirement Plans			Other Benefit Plans
	2011	2010	2009	2011	2010	2009
U.S. Benefit Plans
Discount rate	5.22%	5.98	6.50	5.22%	5.98	6.50
Expected long-term rate of return on plan assets	9.00%	9.00	9.00	9.00%	9.00	9.00
Rate of increase in compensation levels	4.25%	4.25	4.50	4.25%	4.25	4.50
International Benefit Plans
Discount rate	4.94%	5.26	5.75	5.64%	6.32	6.75
Expected long-term rate of return on plan assets	7.87%	8.00	8.00	—	—	—
Rate of increase in compensation levels	4.05%	4.00	4.00	4.70%	4.75	4.75

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

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2011	2010
Health care cost trend rate assumed for next year	7.50%	7.50
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	5.00
Year the rate reaches the ultimate trend rate	2018	2018

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease
Health Care Plans
Total interest and service cost	$42	$(33)
Post-retirement benefit obligation	422	(337)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	49

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2011 and 2010 for the Company’s defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2011	2010	2011	2010
Change in Benefit Obligation
Projected benefit obligation — beginning of year	$14,993	13,449	$3,572	3,590
Service cost	638	550	149	134
Interest cost	853	791	188	202
Plan participant contributions	54	42	—	—
Amendments	(24)	—	—	—
Actuarial losses	1,698	815	213	115
Divestitures & acquisitions	14	—	—	—
Curtailments & settlements & restructuring	(6)	(10)	—	—
Benefits paid from plan	(659)	(627)	(320)	(476)
Effect of exchange rates	(137)	(17)	(12)	7

Projected benefit obligation — end of year	$17,424	14,993	$3,790	3,572

Change in Plan Assets
Plan assets at fair value — beginning of year	$13,433	10,923	$14	16
Actual return on plan assets	(102)	1,466	(1)	2
Company contributions	1,135	1,611	315	472
Plan participant contributions	54	42	—	—
Settlements	(2)	(7)	—	—
Divestitures & acquisitions	(2)	—	—	—
Benefits paid from plan assets	(659)	(627)	(320)	(476)
Effect of exchange rates	(121)	25	—	—

Plan assets at fair value — end of year	$13,736	13,433	$8	14

Funded status — end of year	$(3,688)	(1,560)	$(3,782)	(3,558)

Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$249	615	$—	—
Current liabilities	(59)	(54)	(346)	(576)
Non-current liabilities	(3,878)	(2,121)	(3,436)	(2,982)

Total recognized in the consolidated balance sheet — end of year	$(3,688)	(1,560)	$(3,782)	(3,558)

Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$6,030	3,539	$1,218	1,017
Prior service cost (credit)	6	39	(18)	(21)
Unrecognized net transition obligation	3	4	1	—

Total before tax effects	$6,039	3,582	$1,201	996

Accumulated Benefit Obligations — end of year	$15,452	13,134
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$781	584	$378	379

Net actuarial loss	2,903	354	197	134
Amortization of net actuarial (loss) gain	(388)	(242)	8	(46)
Prior service cost	(24)	—	—	—
Amortization of prior service (cost) credit	(9)	(10)	3	4
Effect of exchange rates	(25)	13	(3)	3

Total recognized in other comprehensive income, before tax	$2,457	115	$205	95

Total recognized in net periodic benefit cost and other comprehensive income	$3,238	699	$583	474

The Company plans to continue to fund its U.S. Qualified Plans to comply with the Pension Protection Act of 2006. International Plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently the Company has several pension plans that are not funded.

In 2011, the Company contributed $689 million and $446 million to its U.S. and international pension plans, respectively.

50	JOHNSON & JOHNSON 2011 ANNUAL REPORT

The following table displays the funded status of the Company’s U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at January 1, 2012 and January 2, 2011, respectively:

	U.S. Plans				International Plans
	Qualified Plans		Non-Qualified Plans		Funded Plans		Unfunded Plans
(Dollars in Millions)	2011	2010	2011	2010	2011	2010	2011	2010
Plan Assets	$9,132	8,815	—	—	4,604	4,618	—	—
Projected Benefit Obligation	10,283	8,460	1,155	955	5,626	5,215	360	363
Accumulated Benefit Obligation	9,147	7,561	903	761	5,078	4,489	324	323
Over (Under) Funded Status
Projected Benefit Obligation	(1,151)	355	(1,155)	(955)	(1,022)	(597)	(360)	(363)
Accumulated Benefit Obligation	$(15)	1,254	(903)	(761)	(474)	129	(324)	(323)

Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $13.8 billion, $15.4 billion and $11.7 billion, respectively at the end of 2011 and $2.4 billion, $2.8 billion and $0.8 billion, respectively at the end of 2010.

The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2012	2013	2014	2015	2016	2017-2021
Projected future benefit payments
Retirement plans	$627	636	653	682	730	4,475

Other benefit plans — gross	365	277	216	218	218	1,112
Medicare rebates	(11)	—	—	—	—	—

Other benefit plans — net	$354	277	216	218	218	1,112

The following table displays the projected future minimum contributions to the Company’s U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2012	2013	2014	2015	2016	2017-2021
Projected future contributions
Unfunded U.S. retirement plans	$39	41	44	47	51	329

Unfunded international retirement plans	$22	21	20	22	26	126

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors, including; local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including, diversification, liquidity of local markets and liquidity of base currency. A majority of the Company’s pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds. An asset allocation of 75% equities and 25% fixed income is generally pursued unless local regulations and illiquidity require otherwise.

The Company’s retirement plan asset allocation at the end of 2011 and 2010 and target allocations for 2012 are as follows:

	Percent of Plan Assets		Target Allocation
	2011	2010	2012
U.S. Retirement Plans
Equity securities	74%	79	75
Debt securities	26	21	25

Total plan assets	100%	100	100

International Retirement Plans
Equity securities	62%	65	64
Debt securities	38	35	36
Total plan assets	100%	100	100

The Company’s other benefit plans are unfunded except for U.S. life insurance contract assets of $8 million and $14 million at January 1, 2012 and January 2, 2011, respectively.

The fair value of Johnson & Johnson Common Stock directly held in plan assets was $476 million (3.5% of total plan assets) at January 1, 2012 and $453 million (3.4% of total plan assets) at January 2, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	51

Determination of Fair Value of Plan Assets

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

The following table sets forth the trust investments measured at fair value as of January 1, 2012 and January 2, 2011:

	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobserv- able Inputs
	(Level 1)		(Level 2)		(Level 3)		Total Assets
(Dollars in Millions)	2011	2010	2011	2010	2011	2010	2011	2010
Short-term investment funds	$161	80	632	371	—	—	793	451
Government and agency securities	59	69	1,528	1,484	—	—	1,587	1,553
Debt instruments	1	5	1,106	1,149	9	13	1,116	1,167
Equity securities	6,682	6,744	2	14	16	24	6,700	6,782
Commingled funds	8	1	3,375	3,173	33	35	3,416	3,209
Insurance contracts	—	—	—	—	25	29	25	29
Other assets	1	10	33	150	65	82	99	242

Trust investments at fair value	$6,912	6,909	6,676	6,341	148	183	13,736	13,433

52	JOHNSON & JOHNSON 2011 ANNUAL REPORT

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended January 1, 2012 and January 2, 2011:

(Dollars in Millions)	Debt Instruments	Equity Securities	Commingled Funds	Insurance Contracts	Other Assets	Total Level 3
Balance January 3, 2010	$5	15	26	32	82	160
Realized gains (losses)	(1)	—	—	(3)	1	(3)
Unrealized gains (losses)	1	4	4	—	(3)	6
Purchases, sales, issuances and settlements, net	8	5	5	—	2	20

Balance January 2, 2011	13	24	35	29	82	183
Realized gains (losses)	—	3	—	1	—	4
Unrealized gains (losses)	1	(2)	(6)	(2)	(17)	(26)
Purchases, sales, issuances and settlements, net	(5)	(9)	4	(3)	—	(13)

Balance January 1, 2012	$9	16	33	25	65	148

11.     Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $157 million, $157 million and $163 million in 2011, 2010 and 2009, respectively.

12.     Capital and Treasury Stock

Changes in treasury stock were:

	Treasury Stock
(Amounts in Millions Except Treasury Stock Shares in Thousands)	Shares	Amount
Balance at December 28, 2008	350,665	$19,033
Employee compensation and stock option plans	(22,257)	(1,383)
Repurchase of common stock	37,114	2,130

Balance at January 3, 2010	365,522	19,780
Employee compensation and stock option plans	(28,866)	(1,794)
Repurchase of common stock	45,090	2,797

Balance at January 2, 2011	381,746	20,783
Employee compensation and stock option plans	(26,007)	(1,649)
Repurchase of common stock	39,741	2,525

Balance at January 1, 2012	395,480	$21,659

Aggregate shares of Common Stock issued were approximately 3,119,843,000 shares at the end of 2011, 2010 and 2009.

Cash dividends paid were $2.25 per share in 2011, compared with dividends of $2.11 per share in 2010, and $1.93 per share in 2009.

13.     Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

	Foreign Currency	Gains/ (Losses) on	Employee	Gains/ (Losses) on Derivatives &	Total Accumulated Other Comprehensive
(Dollars in Millions)	Translation	Securities	Benefit Plans	Hedges	Income/(Loss)
December 28, 2008	$(1,871)	25	(3,230)	121	(4,955)
2009 changes
Unrealized gain (loss)	—	(52)	—	38
Net amount reclassed to net earnings	—	(3)	—	(14)

Net 2009 changes	1,363	(55)	565	24	1,897

January 3, 2010	$(508)	(30)	(2,665)	145	(3,058)
2010 changes
Unrealized gain (loss)	—	99	—	(333)
Net amount reclassed to net earnings	—	(45)	—	288

Net 2010 changes	(461)	54	(21)	(45)	(473)

January 2, 2011	$(969)	24	(2,686)	100	(3,531)
2011 changes
Unrealized gain (loss)	—	565	—	(500)
Net amount reclassed to net earnings	—	(141)	—	232

Net 2011 changes	(557)	424	(1,700)	(268)	(2,101)

January 1, 2012	$(1,526)	448	(4,386)	(168)	(5,632)

The tax effect on the unrealized gains/(losses) on equity securities was expense of $241 million in 2011, expense of $13 million in 2010 and income of $14 million in 2009. The tax effect related to employee benefit plans was $915 million, $11 million and $302 million in 2011, 2010 and 2009, respectively. The tax effect on the gains/(losses) on derivatives and hedges was income of $90 million in 2011 and expense of $54 million and $78 million in 2010 and 2009, respectively. See Note 6 for additional information relating to derivatives and hedging.

The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

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

An analysis of the changes during 2011, 2010 and 2009 for foreign currency translation adjustments is included in Note 13.

Net currency transaction gains and losses included in Other (income) expense were losses of $10 million, $130 million and $210 million in 2011, 2010 and 2009, respectively.

15.     Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 1, 2012, January 2, 2011 and January 3, 2010:

(In Millions Except Per Share Data)	2011	2010	2009
Basic net earnings per share	$3.54	4.85	4.45
Average shares outstanding — basic	2,736.0	2,751.4	2,759.5
Potential shares exercisable under stock option plans	158.3	156.1	118.0
Less: shares repurchased under treasury stock method	(122.6)	(122.3)	(92.0)
Convertible debt shares	3.6	3.6	3.6

Adjusted average shares outstanding — diluted	2,775.3	2,788.8	2,789.1
Diluted net earnings per share	$3.49	4.78	4.40

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2011, 2010 and 2009.

Diluted net earnings per share excludes 51 million, 66 million and 121 million shares underlying stock options for 2011, 2010 and 2009, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

16.     Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $313 million, $299 million and $322 million in 2011, 2010 and 2009, respectively.

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 1, 2012 are:

(Dollars in Millions)

2012	2013	2014	2015	2016	After 2016	Total
$188	162	131	104	82	65	732

Commitments under capital leases are not significant.

17.     Common Stock, Stock Option Plans and Stock Compensation Agreements

At January 1, 2012, the Company had 4 stock-based compensation plans. The shares outstanding are for contracts under the Company’s 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director’s Plan and Scios, Inc. Stock Option Plans. During 2011, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.

The compensation cost that has been charged against income for these plans was $621 million, $614 million and $628 million for 2011, 2010 and 2009, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $207 million, $205 million and $210 million for 2011, 2010 and 2009, respectively. The total unrecognized compensation cost was $562 million, $613 million and $612 million for 2011, 2010 and 2009, respectively. The weighted average period for this cost to be recognized was 0.97 years, 1.05 years and 1.16 years for 2011, 2010, and 2009, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

Stock Options

Stock options expire 10 years from the date of grant and vest over service periods that range from six months to four years. All options are granted at the average of the high and low prices of the Company’s Common Stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 104.9 million at the end of 2011.

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

The average fair value of options granted was $7.47, $8.03 and $8.35, in 2011, 2010, and 2009, respectively. The fair value was estimated based on the weighted average assumptions of:

	2011	2010	2009
Risk-free rate	2.41%	2.78%	2.71%
Expected volatility	18.2%	17.4%	19.5%
Expected life	6.0 yrs	6.0 yrs	6.0 yrs
Dividend yield	3.60%	3.30%	3.30%

JOHNSON & JOHNSON 2011 ANNUAL REPORT	54

A summary of option activity under the Plan as of January 1, 2012, January 2, 2011 and January 3, 2010 and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at December 28, 2008	215,499	$58.14	$597

Options granted	21,576	58.32
Options exercised	(18,225)	50.97
Options canceled/forfeited	(6,131)	61.85

Shares at January 3, 2010	212,719	58.66	1,310

Options granted	13,996	62.62
Options exercised	(25,020)	51.84
Options canceled/forfeited	(8,005)	62.36

Shares at January 2, 2011	193,690	59.68	648

Options granted	9,530	62.21
Options exercised	(20,160)	56.65
Options canceled/forfeited	(3,601)	62.38

Shares at January 1, 2012	179,459	$60.10	$1,004

The total intrinsic value of options exercised was $167 million, $278 million and $184 million in 2011, 2010 and 2009, respectively.

The following table summarizes stock options outstanding and exercisable at January 1, 2012:

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Average Exercise Price	Options	Average Exercise Price
$27.57-$49.86	93	1.4	$46.53	93	$46.53
$50.52-$52.80	17,586	1.1	52.20	17,567	52.20
$53.00-$57.30	35,004	1.3	55.19	35,004	55.19
$57.44-$58.34	36,660	5.5	58.33	18,389	58.34
$58.42-$65.10	39,951	7.3	62.14	16,943	61.77
$65.62-$68.37	50,165	3.8	65.97	50,130	65.97

	179,459	4.2	$60.10	138,126	$59.94

(1)	Average contractual life remaining in years.

Stock options exercisable at January 2, 2011 and January 3, 2010 were 141,275 at an average price of $59.25 and an average life of 4.7 years and 148,349 at an average price of $57.26 and an average life of 5.0 years, respectively.

Restricted Share Units

The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuances with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

A summary of share activity under the Plan as of January 1, 2012:

(Shares in Thousands)	Outstanding Shares
Shares at December 28, 2008	22,258
Granted	11,172
Issued	(5,714)
Canceled/forfeited	(1,392)

Shares at January 3, 2010	26,324
Granted	12,003
Issued	(6,297)
Canceled/forfeited	(2,296)

Shares at January 2, 2011	29,734
Granted	11,478
Issued	(8,300)
Canceled/forfeited	(1,886)

Shares at January 1, 2012	31,026

The average fair value of the restricted share units granted was $55.90, $56.69 and $52.79 in 2011, 2010 and 2009, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $458.9 million, $375.0 million and $308.4 million in 2011, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	55

18.     Segments of Business (1) and Geographic Areas

	Sales to Customers (2)
(Dollars in Millions)	2011	2010	2009
Consumer —
United States	$5,151	5,519	6,837
International	9,732	9,071	8,966

Total	14,883	14,590	15,803

Pharmaceutical —
United States	12,386	12,519	13,041
International	11,982	9,877	9,479

Total	24,368	22,396	22,520

Medical Devices and Diagnostics —
United States	11,371	11,412	11,011
International	14,408	13,189	12,563

Total	25,779	24,601	23,574

Worldwide total	$65,030	61,587	61,897

	Operating Profit			Identifiable Assets
(Dollars in Millions)	2011 (5)	2010 (6)	2009 (7)	2011	2010	2009
Consumer	$2,096	2,342	2,475	$24,210	23,753	24,671
Pharmaceutical	6,406	7,086	6,413	23,747	19,961	21,460
Medical Devices and Diagnostics	5,263	8,272	7,694	23,609	23,277	22,853

Total	13,765	17,700	16,582	71,566	66,991	68,984
Less: Expense not allocated to segments (3)	1,404	753	827
General corporate (4)				42,078	35,917	25,698

Worldwide total	$12,361	16,947	15,755	$113,644	102,908	94,682

	Additions to Property, Plant & Equipment			Depreciation and Amortization
(Dollars in Millions)	2011	2010	2009	2011	2010	2009
Consumer	$670	526	439	$631	532	513
Pharmaceutical	729	508	535	958	912	922
Medical Devices and Diagnostics	1,095	1,113	1,114	1,331	1,270	1,124

Segments total	2,494	2,147	2,088	2,920	2,714	2,559
General corporate	399	237	277	238	225	215

Worldwide total	$2,893	2,384	2,365	$3,158	2,939	2,774

	Sales to Customers (2)			Long-Lived Assets (8)
(Dollars in Millions)	2011	2010	2009	2011	2010	2009
United States	$28,908	29,450	30,889	$23,529	23,315	22,399
Europe	17,129	15,510	15,934	19,056	16,791	17,347
Western Hemisphere excluding U.S.	6,418	5,550	5,156	3,517	3,653	3,540
Asia-Pacific, Africa	12,575	11,077	9,918	2,163	2,089	1,868

Segments total	65,030	61,587	61,897	48,265	45,848	45,154
General corporate				750	715	790
Other non long-lived assets				64,629	56,345	48,738

Worldwide total	$65,030	61,587	61,897	$113,644	102,908	94,682

(1)	See Note 1 for a description of the segments in which the Company operates.

(2)	Export sales are not significant. In 2011, 2010 and 2009, the Company did not have a customer that represented 10% of total revenues.

(3)

Amounts not allocated to segments include interest (income) expense, non-controlling interests and general corporate (income) expense. Included in 2011, was a $0.5 billion expense for the adjustment to the value of the currency option related to the planned acquisition of Synthes, Inc.

(4)	General corporate includes cash and marketable securities.

(5)

Includes $1,710 million of net litigation expense, comprised of $1,668 million and $42 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $1,600 million of product liability expense, comprised of $73 million in the Pharmaceutical segment and $1,527 million in the Medical Devices and Diagnostics segment. Includes $656 million of net restructuring expense, comprised of $676 million expense in the Medical Devices and Diagnostics segment and a gain of $20 million in the Pharmaceutical segment. The Medical Devices and Diagnostics segment also includes $521 million expense for the cost associated with the DePuy ASR™ Hip recall program.

(6)

Includes $966 million of net litigation gain, comprised of $333 million expense in the Pharmaceutical segment and a gain of $1,299 million in the Medical Devices and Diagnostics segment. Includes $569 million of product liability expense, comprised of $114 million in the Pharmaceutical segment and $455 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $280 million expense for the cost associated with the DePuy ASR™ Hip recall program.

(7)

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

(8)

Long-lived assets include property, plant and equipment, net for 2011, 2010 and 2009 of $14,739, $14,553 and $14,759, respectively, and intangible assets and goodwill, net for 2011, 2010 and 2009 of $34,276, $32,010 and $31,185, respectively.

56	JOHNSON & JOHNSON 2011 ANNUAL REPORT

19.     Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years 2011 and 2010 are summarized below:

	2011				2010
(Dollars in Millions Except Per Share Data)	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	First Quarter (5)	Second Quarter (6)	Third Quarter	Fourth Quarter (7)
Segment sales to customers
Consumer	$3,682	3,793	3,740	3,668	3,766	3,647	3,567	3,610
Pharmaceutical	6,059	6,233	5,982	6,094	5,638	5,553	5,495	5,710
Med Devices & Diagnostics	6,432	6,571	6,283	6,493	6,227	6,130	5,920	6,324

Total sales	$16,173	16,597	16,005	16,255	15,631	15,330	14,982	15,644

Gross profit	11,395	11,425	10,933	10,917	11,103	10,700	10,388	10,604
Earnings before provision for taxes on income	4,510	3,422	4,111	318	6,280	4,220	4,219	2,228
Net earnings	3,476	2,776	3,202	218	4,526	3,449	3,417	1,942

Basic net earnings per share	$1.27	1.01	1.17	0.08	1.64	1.25	1.24	0.71

Diluted net earnings per share	$1.25	1.00	1.15	0.08	1.62	1.23	1.23	0.70

(1)	The first quarter of 2011 includes an after-tax charge of $271 million from litigation and product liability expenses, and DePuy ASR™ Hip recall costs.

(2)

The second quarter of 2011 includes after-tax charges of $549 million for restructuring, $325 million from litigation, product liability expenses and DePuy ASR™ Hip recall costs, partially offset by a $102 million after-tax gain associated with an adjustment to the value of the currency option related to the planned acquisition of Synthes, Inc.

(3)	The third quarter of 2011 includes a $241 million after-tax charge associated with an adjustment to the value of the currency option and deal costs related to the planned acquisition of Synthes, Inc.

(4)

The fourth quarter of 2011 includes after-tax charges of $1,022 million from net litigation settlements, $1,217 million for product liability expenses, $336 million for the cost associated with the DePuy ASR™ Hip recall program and $338 million associated with an adjustment to the value of the currency option and deal costs related to the planned acquisition of Synthes, Inc.

(5)	The first quarter of 2010 includes $910 million after-tax of income from net litigation.

(6)	The second quarter of 2010 includes $67 million after-tax of income from net litigation.

(7)

The fourth quarter of 2010 includes an after-tax charge of $279 million from net litigation settlements, an after-tax charge of $404 million for product liability expense and an after-tax charge of $239 million for the cost associated with the DePuy ASR™ Hip recall program.

20.     Business Combinations and Divestitures

Certain businesses were acquired for $2,797 million in cash and $228 million of liabilities assumed during 2011. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2011 acquisitions included: Crucell N.V., a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide; the over-the-counter (OTC) brands of J.B. Chemicals & Pharmaceuticals Limited, including RINZA®, Russia’s leading multi-symptom cough and cold brand, and DOKTOR MOM®, Russia’s number two selling cough brand, as well as several other brands; full ownership of the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. joint venture in the U.S. from Merck Sharp & Dohme Corp; and SterilMed, Inc., a leader in the reprocessing and re-manufacturing of medical devices in the U.S.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,657 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $982 million has been identified as the value of IPR&D associated with the acquisition of Crucell N.V.

The IPR&D related to the acquisition of Crucell N.V. of $982 million is associated with vaccines and antibodies that prevent and/or treat infectious diseases. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 14-81% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 16%.

During the fiscal second quarter of 2011, the Company entered into a definitive agreement to acquire Synthes, Inc. for approximately $21.3 billion, approximately $19.3 billion net of cash acquired, subject to the terms of the merger agreement and currency values at the time of closing. Under the terms of the agreement, each share of Synthes common stock, subject to certain conditions, would be exchanged for approximately 35% in cash and 65% in Johnson & Johnson common stock. Synthes, Inc. is a premier global developer and manufacturer of orthopaedics devices. On December 15, 2011, a special meeting of stockholders was held at the Synthes’ offices and the Synthes shareholders approved the proposal to adopt the agreement and plan of merger. The acquisition is expected to close in the first half of 2012.

Certain businesses were acquired for $1,269 million in cash and $52 million of liabilities assumed during 2010. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2010 acquisitions included: Acclarent, Inc., a privately held medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat (ENT); RespiVert Ltd., a privately held drug discovery company focused on developing small-molecule, inhaled therapies for the treatment of pulmonary diseases; and Micrus Endovascular Corporation, a global developer and manufacturer of minimally invasive devices for hemorrhagic and ischemic stroke.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	57

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

Supplemental proforma information for 2011, 2010 and 2009 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.

During 2011, the Company divestitures included, the Animal Health Business to Elanco, a Division of Eli Lilly, MONISTAT® in Canada, the U.S. and its territories (including Puerto Rico), assets of the Ortho Dermatologics division in the U.S. to subsidiaries of Valeant Pharmaceuticals International, Inc. and the Surgical Instruments Business of Codman & Shurtleff, Inc. In 2011, the gains on the divestitures of businesses were $1.0 billion. During 2010, the Company divestitures included the Breast Care Business of Ethicon Endo-Surgery Inc. The gains on the divestitures were recognized in Other (income)/expense, net.

21.     Legal Proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.

The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of January 1, 2012, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals for new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters currently disclosed for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.

In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution in any reporting period of one or more of these matters, either alone or in the aggregate, may have a material adverse effect on the Company’s results of operations, and cash flows for that period.

58	JOHNSON & JOHNSON 2011 ANNUAL REPORT

PRODUCT LIABILITY

Certain of Johnson & Johnson’s subsidiaries are involved in numerous product liability cases. The damages claimed are substantial, and while these subsidiaries are confident of the adequacy of the warnings and instructions for use that accompany the products at issue, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability accruals in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. Changes to the accruals may be required in the future as additional information becomes available.

Multiple products of Johnson & Johnson’s subsidiaries are subject to product liability claims and lawsuits in which claimants seek substantial compensatory and, where available, punitive damages, including LEVAQUIN®, the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, the PINNACLE® Acetabular Cup System, RISPERDAL®, pelvic meshes, the CYPHER® Stent and DURAGESIC®/fentanyl patches. As of January 1, 2012, there were approximately 3,800 claimants with pending lawsuits regarding injuries allegedly due to LEVAQUIN®, 4,700 with respect to the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, 860 with respect to the PINNACLE® Acetabular Cup System, 420 with respect to RISPERDAL®, 480 with respect to pelvic meshes, 95 with respect to the CYPHER® Stent, and 60 with respect to DURAGESIC®/fentanyl patches.

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against DePuy and Johnson & Johnson, and the number of pending lawsuits continues to increase. The Company continues to receive information with respect to potential costs associated with this recall. In the fourth quarter of 2011, the Company increased its accruals for the DePuy ASR™ Hip recall program and related product liability after the Company completed an analysis of new information, including the number of expected claims, recently updated revision rates of the recalled products and product liability expense per case. Changes to these accruals may be required in the future as additional information becomes available.

The Company believes that the ultimate resolution of these matters based on historical and reasonably likely future trends is not expected to have a material adverse effect on the Company’s financial position, annual results of operations and cash flows. The resolution in any interim reporting period could have a material impact on the Company’s results of operations and cash flows for that period.

INTELLECTUAL PROPERTY

Certain of Johnson & Johnson’s subsidiaries are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their business. The most significant of these matters are described below.

PATENT INFRINGEMENT

Certain of Johnson & Johnson’s subsidiaries are involved in lawsuits challenging the coverage and/or validity of the patents on their products. Although these subsidiaries believe that they have substantial defenses to these challenges with respect to all material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could potentially adversely affect the ability of these subsidiaries to sell their products, or require the payment of past damages and future royalties.

Medical Devices and Diagnostics

In October 2004, Tyco Healthcare Group, LP (Tyco) and U.S. Surgical Corporation filed a lawsuit against Ethicon Endo-Surgery, Inc. (EES) in the United States District Court for the District of Connecticut alleging that several features of EES’s HARMONIC® Scalpel infringed four Tyco patents. In October 2007, on motions for summary judgment prior to the initial trial, a number of claims were found invalid and a number were found infringed. However, no claim was found both valid and infringed. Trial commenced in December 2007, and the court dismissed the case without prejudice on grounds that Tyco did not own the patents in suit. The dismissal without prejudice was affirmed on appeal. In January 2010, Tyco filed another complaint in the United States District Court for the District of Connecticut asserting infringement of three of the four patents from the previous lawsuit and adding new products. Tyco is seeking monetary damages and injunctive relief. This case is scheduled to be tried in May 2012.

Starting in March 2006, Cordis Corporation (Cordis) filed patent infringement lawsuits in the United States District Courts for the Districts of New Jersey and Delaware, against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific Corporation (Boston Scientific) and Medtronic Ave, Inc. (Medtronic) alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several of Cordis’s Wright/Falotico patents. Cordis sought monetary relief. In January 2010, in one of the cases against Boston Scientific, the United States District Court for the District of Delaware found the Wright/Falotico patents invalid for lack of written description and/or lack of enablement. In June 2011, the Court of Appeals for the Federal Circuit affirmed the ruling, and in September 2011, it denied Cordis’s motion for a re-hearing.

        In October 2007, Bruce Saffran (Saffran) filed a patent infringement lawsuit against Johnson & Johnson and Cordis in the United States District Court for the Eastern District of Texas alleging infringement on U.S. Patent No. 5,653,760. In January 2011, a jury returned a verdict finding that Cordis’s sales of its CYPHER® Stent willfully infringed a patent issued to Saffran. The jury awarded Saffran $482 million. In March 2011, the Court entered judgment against Cordis in the amount of $593 million, representing the jury verdict, plus $111 million in pre-judgment interest. The District Court has denied Cordis’s motion to overturn the jury verdict and to vacate the judgment. Cordis has appealed the judgment. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the case.

In November 2007, Roche Diagnostics Operations, Inc., et al. (Roche) filed a patent infringement lawsuit against LifeScan, Inc. (LifeScan) in the United States District Court for the District of Delaware, accusing LifeScan’s entire OneTouch® line of blood glucose monitoring systems of infringement of two patents related to the use of microelectrode sensors. In September 2009, LifeScan obtained a favorable ruling on claim construction that precluded a finding of infringement. The Court entered judgment against Roche in July 2010 and Roche appealed. The Court of Appeals reversed the District Court’s ruling on claim construction and remanded the case to the District Court for new findings on the issue. Roche is seeking monetary damages and injunctive relief.

Starting in February 2008, Cordis filed patent infringement lawsuits in the United States District Court for the District of New Jersey against Guidant, Abbott, Boston Scientific and Medtronic alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several of Wyeth’s (now Pfizer Inc.) Morris patents, which have been licensed to Cordis. Cordis sought monetary relief. In January 2012, the District Court granted the defendants’ motion to invalidate the Morris patents for lack of enablement and failure to adequately describe

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	59

the full scope of the invention. Cordis will appeal this decision to the Court of Appeals for the Federal Circuit.

In June 2009, Rembrandt Vision Technologies, L.P. (Rembrandt) filed a patent infringement lawsuit against Johnson & Johnson Vision Care, Inc. (JJVC) in the United States District Court for the Eastern District of Texas alleging that JJVC’s manufacture and sale of its ACUVUE®ADVANCE® and ACUVUE® OASYS® Hydrogel Contact Lenses infringe their U.S. Patent No. 5,712,327 (the Chang patent). Rembrandt is seeking monetary relief. The case is scheduled for trial in April 2012.

In November 2011, Howmedica Osteonics Corp. (Howmedica) and Stryker Ireland Ltd. (Stryker) filed a patent infringement lawsuit against DePuy Orthopaedics, Inc. (DePuy) in the United States District Court for the District of New Jersey alleging infringement by DePuy’s PINNACLE® Acetabular Cup System and DURALOC® Acetabular Cup System of a patent relating to a dual-locking mechanism feature in an acetabular cup system. Howmedica and Stryker are seeking monetary damages and injunctive relief. No trial date has been set.

Pharmaceutical

In April 2007, Centocor, Inc. (Centocor) (now Janssen Biotech, Inc. (JBI)) filed a patent infringement lawsuit against Abbott Laboratories, Inc. (Abbott) in the United States District Court for the Eastern District of Texas alleging that Abbott’s Humira® anti-TNF alpha product infringes Centocor’s U.S. Patent 7,070,775. In June 2009, a jury returned a verdict finding the patent valid and infringed, and awarded JBI damages of approximately $1.7 billion. In February 2011, the Court of Appeals reversed the June 2009 decision and the judgment of the District Court, and in February 2012, the United States Supreme Court declined to review the decision.

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor (now JBI) in the United States District Court for the District of Massachusetts alleging that SIMPONI® infringes Abbott’s U.S. Patent Nos. 7,223,394 and 7,451,031 (the Salfeld patents). Abbott is seeking monetary damages and injunctive relief. No trial date has been set. The parties will participate in an arbitration in April 2012 on the issue of JBI’s defense that Abbott is equitably estopped from asserting the patents.

In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against Centocor (now JBI) in the United States District Court for the District of Massachusetts alleging that STELARA® infringes two United States patents assigned to Abbott GmbH. JBI filed a complaint in the United States District Court for the District of Columbia for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents, as well as a Complaint for Review of a Patent Interference Decision that granted priority of invention on one of the two asserted patents to Abbott GmbH. The cases have been transferred from the District of Columbia to the District of Massachusetts. No trial date has been set. Also in August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement lawsuit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH’s Canadian patent. No trial date has been set in the Canadian Case. In each of these cases, Abbott is seeking monetary damages and injunctive relief.

In August 2009, Bayer HealthCare LLC (Bayer) filed a patent infringement lawsuit against Centocor Ortho Biotech Inc. (now JBI) in United States District Court for the District of Massachusetts alleging that the manufacture and sale by JBI of SIMPONI® infringes a Bayer patent relating to human anti-TNF antibodies. In January 2011, the court issued judgment dismissing Bayer’s infringement claims. Bayer appealed this ruling. In addition, in November 2009, Bayer filed a lawsuit under its European counterpart to these patents in Germany and the Netherlands. The court in the Netherlands held the Dutch patent invalid and entered judgment in favor of JBI’s European affiliate, Janssen Biologics B.V. Bayer appealed that judgment in the Netherlands. In addition, in March 2010, Janssen-Cilag NV filed a revocation action in the High Court in London seeking to invalidate Bayer’s UK patent relating to human anti-TNF antibodies. In May 2011, JBI settled all of these cases and received a paid-up, royalty-free license to the family of patents in suit.

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDAs)

The following summarizes lawsuits pending against generic companies that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of Johnson & Johnson prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event these subsidiaries are not successful in these actions, or the statutory 30-month stays expire before the United States District Court rulings are obtained, the third-party companies involved will have the ability, upon approval of the United States Food and Drug Administration (FDA), to introduce generic versions of the products at issue, resulting in very substantial market share and revenue losses for those products.

CONCERTA®

In January 2010, ALZA Corporation (ALZA) and Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) (now Janssen Pharmaceuticals, Inc. (JPI)) filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Kremers-Urban, LLC and KUDCO Ireland, Ltd. (collectively, KUDCO) in response to KUDCO’s ANDA seeking approval to market a generic version of CONCERTA® before the expiration of two of ALZA and JPI’s patents relating to CONCERTA®. KUDCO filed counterclaims alleging non-infringement and invalidity. ALZA and JPI subsequently removed one of the patents from the lawsuit. In September 2011, the parties entered into a settlement agreement pursuant to which KUDCO was granted a license to market its generic version of CONCERTA® starting on July 1, 2012, assuming KUDCO obtains FDA approval.

        In November 2010, ALZA and OMJPI (now JPI) filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Impax Laboratories, Inc. (Impax), Teva Pharmaceuticals USA, Inc., and Teva Pharmaceutical Industries Ltd. (collectively, Teva) in response to Impax and Teva’s filing of a major amendment to its ANDA seeking approval to market a generic version of CONCERTA® before the expiration of ALZA and JPI’s patent relating to CONCERTA®. Impax and Teva filed counterclaims alleging non-infringement and invalidity. In May 2011, ALZA and JPI filed a second lawsuit against Teva in response to Teva’s filing of a second major amendment to its ANDA seeking approval to market additional dosage strengths of its generic CONCERTA® product before the expiration of ALZA and JPI’s patent relating to CONCERTA®. In each of the above cases, ALZA and JPI are seeking an Order enjoining the defendants from marketing its generic version of CONCERTA® prior to the expiration of ALZA and JPI’s CONCERTA® patent.

ORTHO TRI-CYCLEN® LO

In October 2008, OMJPI (now JPI) and Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (now Janssen Research & Development, LLC (JRD)) filed a patent infringement lawsuit against Watson Laboratories, Inc. and Watson Pharmaceuticals, Inc. (collectively, Watson) in the United States District Court for the

60	JOHNSON & JOHNSON 2011 ANNUAL REPORT

District of New Jersey in response to Watson’s ANDA seeking approval to market a generic version of JPI’s product prior to the expiration of JPI’s patent relating to ORTHO TRI-CYCLEN® LO (the OTCLO patent). Watson filed a counterclaim alleging invalidity of the patent. In addition, in January 2010, JPI filed a patent infringement lawsuit against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin) in the United States District Court for the District of New Jersey in response to Lupin’s ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. Lupin filed a counterclaim alleging invalidity of the patent. The Lupin and Watson cases have been consolidated. In February 2012, JPI and Watson entered into a settlement agreement. Pursuant to the settlement agreement, the parties entered into a supply agreement whereby JPI will supply to Watson a combinational oral contraceptive containing certain specified compounds from December 31, 2015 (or earlier under certain circumstances) through the expiration of the ‘815 patent on December 6, 2019. In addition, in the event Watson does not wish to exercise its rights under the supply agreement, JPI has granted Watson a license to market Watson’s ANDA product from December 31, 2015 (or earlier under certain circumstances) through December 6, 2019. A trial date for the Lupin case has been set for March 2012.

In November 2010, OMJPI (now JPI) filed a patent infringement lawsuit against Mylan Inc. and Mylan Pharmaceuticals, Inc. (collectively, Mylan), and Famy Care, Ltd. (Famy Care) in the United States District Court for the District of New Jersey in response to Famy Care’s ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. Mylan and Famy Care filed counterclaims alleging invalidity of the patent.

In October 2011, JPI filed a patent infringement lawsuit against Sun Pharma Global FZE and Sun Pharmaceutical Industries (collectively, Sun) in the United States District Court for the District of New Jersey in response to Sun’s ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent.

In each of the above cases, JRD and/or JPI are seeking an Order enjoining the defendants from marketing their generic versions of ORTHO TRI-CYCLEN® LO before the expiration of the OTCLO patent.

PREZISTA®

In November 2010, Tibotec, Inc. (now Tibotec, LLC) and Tibotec Pharmaceuticals, Inc. (collectively, Tibotec) filed a patent infringement lawsuit against Lupin, Ltd., Lupin Pharmaceuticals, Inc. (collectively, Lupin), Mylan, Inc. and Mylan Pharmaceuticals, Inc. (collectively, Mylan) in the United States District Court for the District of New Jersey in response to Lupin’s and Mylan’s respective ANDAs seeking approval to market generic versions of Tibotec’s PREZISTA® product before the expiration of Tibotec’s patent relating to PREZISTA®. Lupin and Mylan each filed counterclaims alleging non-infringement and invalidity. In July 2011, Tibotec filed another patent infringement lawsuit against Lupin in the United States District Court for the District of New Jersey in response to Lupin’s supplement to its ANDA to add new dosage strengths for its proposed product. In August 2011, Tibotec and G.D. Searle & Company (G.D. Searle) filed a patent infringement lawsuit against Lupin and Mylan in response to their notice letters advising that their ANDAs are seeking approval to market generic versions of Tibotec’s PREZISTA® product before the expiration of two patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle.

In March 2011, Tibotec and G.D. Searle filed a patent infringement lawsuit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey in response to Teva’s ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Tibotec either owns or exclusively licenses from G.D. Searle.

In March 2011, Tibotec filed a patent infringement lawsuit against Hetero Drugs, Ltd. Unit III and Hetero USA Inc. (collectively, Hetero) in the United States District Court for the District of New Jersey in response to Hetero’s ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle. In July 2011, upon agreement by the parties, the Court entered a stay of the lawsuit pending a final decision in the lawsuit against Teva with respect to the validity and/or enforceability of the patents that Tibotec licenses from G.D. Searle, with Hetero agreeing to be bound by such final decision.

In September 2011, the Court consolidated the above lawsuits, as well as lawsuits brought by the United States Government against each of the defendants for infringement of a United States Government-owned patent relating to PREZISTA®, for purposes of pre-trial discovery and trial, with the proviso that after discovery is completed, any party can move to have the cases de-consolidated for trial.

In each of the above lawsuits, Tibotec is seeking an Order enjoining the defendants from marketing their generic versions of PREZISTA® before the expiration of the relevant patents.

OTHER INTELLECTUAL PROPERTY MATTERS

        In September 2009, Centocor Ortho Biotech Products, L.P. (now Janssen Products, LP (JPLP)) intervened in an inventorship lawsuit filed by the University of Kansas Center for Research, Inc. (KUCR) against the United States of America (USA) in the United States District Court for the District of Kansas. KUCR alleges that two KUCR scientists should be added as inventors on two USA-owned patents relating to VELCADE®. The USA licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc. (MPI), who in turn sublicensed the patents (and their foreign counterparts) to JPLP for commercial marketing outside the United States. In July 2010, the parties reached a settlement agreement to resolve the disputes in this case and will submit the inventorship issue to arbitration. The case has been stayed pending the arbitration. As a result of the settlement agreement, the outcome of the arbitration regarding inventorship will determine whether pre-specified payments will be made to KUCR, but will not affect JPLP’s right to market VELCADE®. The arbitration took place in December 2011 and a decision is expected in April 2012.

In December 2009, the State of Israel filed a lawsuit in the District Court in Tel Aviv Jaffa against Omrix Biopharmaceuticals, Inc. and various affiliates (Omrix). In the lawsuit, the State claims that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology that the employee developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalties on QUIXIL™ and EVICEL™ products, or alternatively, transfer of the patents to the State.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	61

In January 2011, Genentech, Inc. (Genentech) initiated an arbitration against UCB Celltech (Celltech) seeking damages for allegedly cooperating with Centocor (now JBI) to improperly terminate a prior agreement in which JBI was sublicensed under Genentech’s Cabilly patents. JBI has an indemnity agreement with Celltech, and Celltech has asserted that JBI is liable for any damages Celltech may be required to pay Genentech in that arbitration. Trial is scheduled for June 2012.

GOVERNMENT PROCEEDINGS

Like other companies in the pharmaceutical and medical devices and diagnostics industries, Johnson & Johnson and certain of its subsidiaries are subject to extensive regulation by national, state and local government agencies in the United States and other countries in which they operate. As a result, interaction with government agencies is ongoing. The most significant litigation brought by, and investigations conducted by, government agencies are listed below. It is possible that criminal charges and substantial fines and/or civil penalties or damages could result from government investigations or litigation.

AVERAGE WHOLESALE PRICE (AWP) LITIGATION

Johnson & Johnson and several of its pharmaceutical subsidiaries (the J&J AWP Defendants), along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Payors alleged that they used those AWPs in calculating provider reimbursement levels. Many of these cases, both federal actions and state actions removed to federal court, were consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in the United States District Court for the District of Massachusetts.

The plaintiffs in these cases included three classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP. In June 2007, after a trial on the merits, the MDL Court dismissed the claims of two of the plaintiff classes against the J&J AWP Defendants. In March 2011, the Court dismissed the claims of the third class against the J&J AWP Defendants without prejudice.

AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Several state cases against certain of Johnson & Johnson’s subsidiaries have been settled, including Kentucky, which had been set for trial in January 2012. Kansas is set for trial in March 2013, and other state cases are likely to be set for trial. In addition, an AWP case against the J&J AWP Defendants brought by the Commonwealth of Pennsylvania was tried in Commonwealth Court in October and November 2010. The Court found in the Commonwealth’s favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law (“UTPL”), entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the J&J AWP Defendants’ favor on the Commonwealth’s claims of unjust enrichment, misrepresentation/fraud, civil conspiracy, and on certain of the Commonwealth’s claims under the UTPL. The J&J AWP Defendants have appealed the Commonwealth Court’s UTPL ruling to the Pennsylvania Supreme Court. The Company believes that the J&J AWP Defendants have strong arguments supporting their appeal. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the verdict.

RISPERDAL®

In January 2004, Janssen Pharmaceutica Inc. (Janssen) (now Janssen Pharmaceuticals, Inc. (JPI)) received a subpoena from the Office of the Inspector General of the United States Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® from 1997 to 2002. Documents subsequent to 2002 have also been requested by the Department of Justice. An additional subpoena seeking information about marketing of, and adverse reactions to, RISPERDAL® was received from the United States Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Numerous subpoenas seeking testimony from various witnesses before a grand jury were also received. JPI cooperated in responding to these requests for documents and witnesses. The United States Department of Justice and the United States Attorney’s Office for the Eastern District of Pennsylvania (the Government) are continuing to actively pursue both criminal and civil actions. In February 2010, the Government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®. The focus of these matters is the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The Government has notified JPI that there are also pending qui tam actions alleging off-label promotion of RISPERDAL®. The Government informed JPI that it will intervene in these qui tam actions and file a superseding complaint.

Discussions have been ongoing in an effort to resolve criminal penalties under the Food Drug and Cosmetic Act related to the promotion of RISPERDAL®. An agreement in principle on key issues relevant to a disposition of criminal charges pursuant to a single misdemeanor violation of the Food Drug and Cosmetic Act has been reached, but certain issues remain open before a settlement can be finalized. During 2011, the Company accrued amounts to cover the financial component of the proposed criminal settlement.

        In addition, discussions with state and federal government representatives to resolve the separate civil claims related to the marketing of RISPERDAL® and INVEGA®, including those under the False Claims Act (the qui tam actions), are still ongoing. Although it still remains unclear whether a settlement can be reached with respect to the federal and state civil claims, there has been a substantial narrowing of the issues and potential liability, and in 2011, the Company established an accrual to cover the estimated financial component of the potential federal civil settlement. If a negotiated resolution cannot be reached, civil litigation relating to the allegations of off-label promotion of RISPERDAL® and/or INVEGA® is likely.

The Attorneys General of multiple states, including Alaska, Arkansas, Louisiana, Massachusetts, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Texas and Utah, have pending actions against Janssen (now JPI) seeking one or more of the following remedies: reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, damages for “overpayments” by the state and others, violations of state consumer fraud statutes, punitive damages, or other relief relating to alleged unfair business practices. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. In January 2012, JPI agreed to settle a lawsuit filed by the Attorney General of Texas. Trial in the lawsuit brought by the Attorney General of Arkansas is scheduled to commence in March 2012; JPI has filed motions for summary judgment in the Arkansas matter.

The Attorney General of West Virginia commenced suit in 2004 against Janssen (now JPI) based on claims of alleged consumer fraud as to DURAGESIC®, as well as RISPERDAL®. JPI was

62	JOHNSON & JOHNSON 2011 ANNUAL REPORT

found liable and damages were assessed at $4.5 million. JPI filed an appeal, and in November 2010, the West Virginia Supreme Court reversed the trial court’s decision. In December 2010, the Attorney General of West Virginia dismissed the case as it related to RISPERDAL® without any payment. Thereafter, JPI settled the case insofar as it related to DURAGESIC®.

In 2004, the Attorney General of Louisiana filed a multi-count Complaint against Janssen (now JPI). Johnson & Johnson was later added as a defendant. The case was tried in October 2010. The issue tried to the jury was whether Johnson & Johnson or JPI had violated the State’s Medicaid Fraud Act (the Act) through misrepresentations allegedly made in the mailing of a November 2003 Dear Health Care Professional letter regarding RISPERDAL®. The jury returned a verdict that JPI and Johnson & Johnson had violated the Act and awarded $257.7 million in damages. The trial judge subsequently awarded the Attorney General counsel fees and expenses in the amount of $73 million. Johnson & Johnson’s and JPI’s motion for a new trial was denied. Johnson & Johnson and JPI have filed an appeal and believe that they have strong arguments supporting the appeal. The Company believes that the potential for an unfavorable outcome is not probable, and therefore, the Company has not established an accrual with respect to the verdict.

In 2007, the Office of General Counsel of the Commonwealth of Pennsylvania filed a lawsuit against Janssen (now JPI) on a multi-Count Complaint related to Janssen’s sale of RISPERDAL® to the Commonwealth’s Medicaid program. The trial occurred in June 2010. The trial judge dismissed the case after the close of the plaintiff’s evidence. The Commonwealth’s post-trial motions were denied. The Commonwealth filed an appeal in April 2011. The oral argument is scheduled to take place in May 2012.

In 2007, the Attorney General of South Carolina filed a lawsuit against Johnson & Johnson and Janssen (now JPI) on several counts. In March 2011, the matter was tried on liability only, at which time the lawsuit was limited to claims of violation of the South Carolina Unfair Trade Practice Act, including, among others, questions of whether Johnson & Johnson or JPI engaged in unfair or deceptive acts or practices in the conduct of any trade or commerce by distributing the November 2003 Dear Health Care Professional letter regarding RISPERDAL® or in their use of the product’s FDA-approved label. The jury found in favor of Johnson & Johnson and against JPI. In June 2011, the Court awarded civil penalties of approximately $327.1 million. JPI has appealed this judgment. The Company believes that JPI has strong arguments supporting an appeal and that the potential for an unfavorable outcome is not probable. Therefore, the Company has not established an accrual with respect to the verdict.

The Attorneys General of approximately 40 other states have indicated a potential interest in pursuing similar litigation against JPI, and have obtained a tolling agreement staying the running of the statute of limitations while they pursue a coordinated civil investigation of JPI regarding potential consumer fraud actions in connection with the marketing of RISPERDAL®.

In 2011, the Company established an accrual with respect to the above state matters.

In the Company’s opinion, the ultimate resolution of any of the above RISPERDAL® matters is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period could have a material impact on the Company’s results of operations and cash flows for that period.

MCNEIL CONSUMER HEALTHCARE

Starting in June 2010, McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare) and certain affiliates, including Johnson & Johnson (the Companies), received grand jury subpoenas from the United States Attorney’s Office for the Eastern District of Pennsylvania requesting documents broadly relating to recent recalls of various products of McNeil Consumer Healthcare, and the FDA inspections of the Fort Washington, Pennsylvania and Lancaster, Pennsylvania manufacturing facilities, as well as certain documents relating to recent recalls of a small number of products of other subsidiaries. In addition, in February 2011, the government served McNEIL-PPC, Inc. (McNEIL-PPC) with a Civil Investigative Demand seeking records relevant to its investigation to determine if there was a violation of the Federal False Claims Act. The Companies are cooperating with the United States Attorney’s Office in responding to these subpoenas.

The Companies have also received Civil Investigative Demands from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to cooperate with these inquiries. In January 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC and McNeil Healthcare LLC in state court alleging civil violations of the Oregon Unlawful Trade Practices Act relating to an earlier recall of a McNeil OTC product. After a removal to federal court, the case was remanded back to state court in Oregon. The Companies filed a motion to dismiss in February 2012.

In March 2011, the United States filed a complaint for injunctive relief in the United States District Court for the Eastern District of Pennsylvania against McNEIL-PPC and two of its employees, alleging that McNEIL-PPC is in violation of FDA regulations regarding the manufacture of drugs at the facilities it operates in Lancaster, Pennsylvania, Fort Washington, Pennsylvania, and Las Piedras, Puerto Rico. On the same day, the parties filed a consent decree of permanent injunction resolving the claims set forth in the complaint. The Court approved and entered the consent decree on March 16, 2011.

        The consent decree, which is subject to ongoing enforcement by the court, requires McNEIL-PPC to take enhanced measures to remediate the three facilities. The Fort Washington facility, which was voluntarily shut down in April 2010, will remain shut down until a third-party consultant certifies that its operations will be in compliance with applicable law, and the FDA concurs with the third-party certification. The Lancaster and Las Piedras facilities may continue to manufacture and distribute drugs, provided that a third party reviews manufacturing records for selected batches of drugs released from the facilities, and certifies that any deviations reviewed do not adversely affect the quality of the selected batches. McNEIL-PPC has submitted a workplan to the FDA for remediation of the Lancaster and Las Piedras facilities; that plan is subject to FDA approval. Third-party batch record review may cease if the FDA has stated that the facilities appear to be in compliance with applicable law. Each facility is subject to a five-year audit period by a third party after the facility has been deemed by the FDA to be in apparent compliance with applicable law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	63

OMNICARE

In September 2005, Johnson & Johnson received a subpoena from the United States Attorney’s Office for the District of Massachusetts, seeking documents related to the sales and marketing of eight drugs to Omnicare, Inc. (Omnicare), a manager of pharmaceutical benefits for long-term care facilities. In April 2009, Johnson & Johnson and certain of its pharmaceutical subsidiaries were served in two civil qui tam cases asserting claims under the Federal False Claims Act and related state law claims alleging that the defendants provided Omnicare with rebates and other alleged kickbacks, causing Omnicare to file false claims with Medicaid and other government programs. In January 2010, the government intervened in both of these cases, naming Johnson & Johnson, Ortho-McNeil-Janssen Pharmaceuticals, Inc. (now Janssen Pharmaceuticals, Inc. (JPI)), and Johnson & Johnson Health Care Systems Inc. as defendants. Subsequently, the Commonwealth of Massachusetts, Virginia, and Kentucky, and the States of California and Indiana intervened in the action. The defendants moved to dismiss the complaints, and in February 2011, the United States District Court for the District of Massachusetts dismissed one qui tam case entirely and dismissed the other case in part, rejecting allegations that the defendants had violated their obligation to report its “best price” to health care program officials. The defendants subsequently moved the Court to reconsider its decision not to dismiss the second case in its entirety, which the Court denied in May 2011. The claims of the United States and individual states remain pending.

In November 2005, a lawsuit was filed under seal by Scott Bartz, a former employee, in the United States District Court for the Eastern District of Pennsylvania against Johnson & Johnson and certain of its pharmaceutical subsidiaries (the J&J Defendants), along with co-defendants McKesson Corporation (McKesson) and Omnicare, Inc. The Bartz complaint raises many issues in common with the Omnicare-related litigation discussed above already pending before the United States District Court for the District of Massachusetts, such as best price and a number of kickback allegations. After investigation, the United States declined to intervene. The case was subsequently unsealed in January 2011. In February 2011, the plaintiff filed an amended complaint, which was placed under seal. Thereafter, on the J&J Defendants’ motion, the case was transferred to the United States District Court for the District of Massachusetts, where it is currently pending. In April 2011, the amended complaint was ordered unsealed and alleges a variety of causes of action under the Federal False Claims Act and corresponding state and local statutes, including that the J&J Defendants engaged in various improper transactions that were allegedly designed to report false prescription drug prices to the federal government in order to reduce the J&J Defendants’ Medicaid rebate obligations. The complaint further alleges that the J&J Defendants improperly retaliated against the plaintiff for having raised these allegations internally. Bartz seeks multiple forms of relief, including damages and reinstatement to a position with the same seniority status.

The J&J Defendants subsequently moved to dismiss the complaint in May 2011, and oral argument was held in August 2011. In June 2011, Bartz filed a notice of intent to voluntarily dismiss McKesson and Omnicare from the case and added McKesson Specialty Pharmaceuticals, LLC, as a co-defendant. The parties are awaiting a ruling on the motion to dismiss.

OTHER

In July 2005, Scios Inc. (Scios) received a subpoena from the United States Attorney’s Office for the District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. In August 2005, Scios was advised that the investigation would be handled by the United States Attorney’s Office for the Northern District of California in San Francisco. In February 2009, two qui tam complaints were unsealed in the United States District Court for the Northern District of California, alleging, among other things, improper activities in the promotion of NATRECOR®. In June 2009, the United States government intervened in one of the qui tam actions, and filed a complaint against Scios and Johnson & Johnson seeking relief under the Federal False Claims Act and asserting a claim of unjust enrichment. The civil case is proceeding and discovery is ongoing. In October 2011, the Court approved a settlement of the criminal case in which Scios pled guilty to a single misdemeanor violation of the Food, Drug & Cosmetic Act and paid a fine of $85 million.

In February 2007, Johnson & Johnson voluntarily disclosed to the United States Department of Justice (DOJ) and the United States Securities & Exchange Commission (SEC) that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets were brought to the attention of the agencies by Johnson & Johnson. In addition, in February 2006, Johnson & Johnson received a subpoena from the SEC requesting documents relating to the participation by several of its subsidiaries in the United Nations Iraq Oil for Food Program. In April 2011, Johnson & Johnson resolved the FCPA and Oil for Food matters through settlements with the DOJ, SEC and United Kingdom Serious Fraud Office. These settlements required payments of approximately $78 million in financial penalties. As part of the settlement with the DOJ, Johnson & Johnson entered into a Deferred Prosecution Agreement that requires Johnson & Johnson to complete a three-year term of enhanced compliance practices.

In June 2008, Johnson & Johnson received a subpoena from the United States Attorney’s Office for the District of Massachusetts relating to the marketing of biliary stents by Cordis Corporation (Cordis). Cordis is currently cooperating in responding to the subpoena. In addition, in January 2010, a complaint was unsealed in the United States District Court for the Northern District of Texas seeking damages against Cordis for alleged violations of the Federal False Claims Act and several similar state laws in connection with the marketing of biliary stents. The United States Department of Justice and several states have declined to intervene at this time. In April 2011, the United States District Court for the Northern District of Texas dismissed the complaint without prejudice.

In October 2011, the European Commission announced that it opened an investigation concerning an agreement between Janssen-Cilag B.V. and Sandoz B.V. relating to the supply of fentanyl patches in The Netherlands. The investigation seeks to determine whether the agreement infringes European competition law.

In recent years Johnson & Johnson has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is Johnson & Johnson’s policy to cooperate with these inquiries by producing the requested information.

64	JOHNSON & JOHNSON 2011 ANNUAL REPORT

GENERAL LITIGATION

In September 2004, Plaintiffs in an employment discrimination litigation initiated against Johnson & Johnson in 2001 in the United States District Court for the District of New Jersey moved to certify a class of all African American and Hispanic salaried employees of Johnson & Johnson and its affiliates in the United States, who were employed at any time from November 1997 to the present. Plaintiffs sought monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied Plaintiffs’ class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions, and in April 2008, the Court of Appeals ruled that Plaintiffs’ appeal of the denial of class certification was untimely. In July 2009, Plaintiffs filed a motion for certification of a modified class, which Johnson & Johnson opposed. The District Court denied Plaintiffs’ motion in July 2010, and the Court of Appeals denied Plaintiffs’ request for leave to appeal the denial of certification of the modified class. In May 2011, the case was dismissed with prejudice.

Starting in July 2006, five lawsuits were filed in United States District Court for the District of New Jersey by various employers and employee benefit plans and funds seeking to recover amounts they paid for RISPERDAL® for plan participants. In general, Plaintiffs allege that Johnson & Johnson and certain of its pharmaceutical subsidiaries engaged in off-label marketing of RISPERDAL® in violation of the federal and New Jersey RICO statutes. In addition, Plaintiffs asserted various state law claims. All of the cases were consolidated into one case seeking class action status, but shortly thereafter, one action was voluntarily dismissed. In December 2008, the Court dismissed the actions of the four remaining plaintiffs. In April 2010, those plaintiffs filed a new consolidated class action against Johnson & Johnson and Janssen, L.P. (now Janssen Pharmaceuticals, Inc. (JPI)); and in March 2011, that action was dismissed. In April 2011, one of those plaintiffs filed a notice of appeal with the United States Court of Appeals for the Third Circuit. That appeal was dismissed in July 2011.

In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the United States Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. OCD complied with the subpoena. In February 2011, OCD received a letter from the Antitrust Division indicating that it had closed its investigation in November 2010. In June 2009, following the public announcement that OCD had received a grand jury subpoena, multiple class action complaints seeking damages for alleged price fixing were filed against OCD. The various cases were consolidated for pre-trial purposes in the United States District Court for the Eastern District of Pennsylvania. Discovery is ongoing.

In May 2009, Centocor Ortho Biotech Inc. (now Janssen Biotech, Inc. (JBI)) commenced an arbitration proceeding before the American Arbitration Association against Schering-Plough Corporation and its subsidiary Schering-Plough (Ireland) Company (collectively, Schering-Plough). JBI and Schering-Plough are parties to a series of agreements (Distribution Agreements) that grant Schering-Plough the exclusive right to distribute the drugs REMICADE® and SIMPONI® worldwide, except within the United States, Japan, Taiwan, Indonesia, and the People’s Republic of China (including Hong Kong). JBI distributes REMICADE® and SIMPONI®, the next generation treatment, within the United States. In the arbitration, JBI sought a declaration that the agreement and merger between Merck & Co., Inc. (Merck) and Schering-Plough constituted a change of control under the terms of the Distribution Agreements that permitted JBI to terminate the Agreements. In April 2011, Johnson & Johnson, JBI and Merck announced an agreement to amend the Distribution Agreements. This agreement concluded the arbitration proceeding.

Pursuant to the terms of the amended Distribution Agreements, on July 1, 2011, Merck’s subsidiary, Schering-Plough (Ireland) relinquished exclusive marketing rights for REMICADE® and SIMPONI® to Johnson & Johnson’s Janssen pharmaceutical companies in territories including Canada, Central and South America, the Middle East, Africa and Asia Pacific (relinquished territories). Merck retained exclusive marketing rights throughout Europe, Russia and Turkey (retained territories). The retained territories represent approximately 70 percent of Merck’s 2010 revenue of approximately $2.8 billion from REMICADE® and SIMPONI®, while the relinquished territories represent approximately 30 percent. In addition, as of July 1, 2011, all profit derived from Merck’s exclusive distribution of the two products in the retained territories is being equally divided between Merck and JBI. Under the prior terms of the Distribution Agreements, the contribution income (profit) split, which was at 58 percent to Merck and 42 percent to JBI, would have declined for Merck and increased for JBI each year until 2014, when it would have been equally divided. JBI also received a one-time payment of $500 million in April 2011, which is being amortized over the period of the agreement.

In April 2010, a putative class action lawsuit was filed in the United States District Court for the Northern District of California by representatives of nursing home residents or their estates against Johnson & Johnson, Omnicare, Inc. (Omnicare), and other unidentified companies or individuals. In February 2011, Plaintiffs filed a second amended complaint asserting that certain rebate agreements between Johnson & Johnson and Omnicare increased the amount of money spent on pharmaceuticals by the nursing home residents and violated the Sherman Act and the California Business & Professions Code. The second amended complaint also asserted a claim of unjust enrichment. Plaintiffs sought multiple forms of monetary and injunctive relief. Johnson & Johnson moved to dismiss the second amended complaint in March 2011. The Court granted the motion in its entirety in August 2011, dismissing all claims asserted by Plaintiffs. In October 2011, the Court dismissed the action with prejudice. The plaintiffs filed a notice of appeal in November 2011. The appeal is pending before the United States Court of Appeals for the Ninth Circuit.

Starting in April 2010, a number of shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant. These actions were consolidated in August 2010 into one lawsuit: In re Johnson & Johnson Derivative Litigation. An amended consolidated complaint was filed in December 2010. Additionally, in September 2010, another shareholder derivative lawsuit was filed in New Jersey Superior Court against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant in this action as well. The parties to this action have stipulated that it shall be stayed until the In re Johnson & Johnson Derivative Litigation is completely resolved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65

These shareholder derivative actions are similar in their claims and collectively they assert a variety of alleged breaches of fiduciary duties, including, among other things, that the defendants allegedly engaged in, approved of, or failed to remedy or prevent defective medical devices, improper pharmaceutical rebates, improper off-label marketing of pharmaceutical and medical device products, violations of current good manufacturing practice regulations that resulted in product recalls, and that they failed to disclose the aforementioned alleged misconduct in the Company’s filings under the Securities Exchange Act of 1934. Each complaint seeks a variety of relief, including monetary damages and corporate governance reforms. Johnson & Johnson moved to dismiss these actions on the grounds, inter alia, that the plaintiffs failed to make a demand upon the Board of Directors. In September 2011, In re Johnson & Johnson Derivative Litigation was dismissed without prejudice and with leave to file an amended complaint.

Johnson & Johnson filed a report in the In re Johnson & Johnson Derivative Litigation matter in July 2011, prepared by a Special Committee of the Board of Directors, which investigated the allegations contained in the derivative actions and in a number of shareholder demand letters that the Board received in 2010 raising similar issues. The Special Committee was assisted in its investigation by independent counsel. The Special Committee’s report recommended: i) that Johnson & Johnson reject the shareholder demands and take whatever steps are necessary or appropriate to secure dismissal of the derivative litigation and ii) that the Board of Directors create a new Regulatory and Compliance Committee charged with responsibility for monitoring and oversight of the Company’s Health Care Compliance and Quality & Compliance systems and issues. Johnson & Johnson’s Board of Directors unanimously adopted the Special Committee’s recommendations. In August 2011, two shareholders who had submitted shareholder demand letters in 2010 filed shareholder derivative lawsuits in the United States District Court for the District of New Jersey naming various current and former officers and directors as defendants and challenging the Board’s rejection of their demands. In November 2011, the Court consolidated these two cases. Johnson & Johnson has secured an extension of time to respond to the complaint, and will, if necessary, move to terminate these lawsuits on the basis of the Board’s decision to adopt the Special Committee’s recommendations.

Two additional shareholder derivative lawsuits were filed in May 2011 in the United States District Court for the District of New Jersey, and two other shareholder derivative lawsuits were filed in New Jersey Superior Court in May 2011 and August 2011, all naming Johnson & Johnson’s current directors as defendants and Johnson & Johnson as the nominal defendant. The complaints allege breaches of fiduciary duties related to the Company’s compliance with the Foreign Corrupt Practices Act and participation in the United Nations Iraq Oil For Food Program, that the Company has suffered damages as a result of those alleged breaches, and that the defendants failed to disclose the alleged misconduct in the Company’s filings under the Securities Exchange Act of 1934. Plaintiffs seek monetary damages, and one plaintiff also seeks corporate governance reforms. The federal lawsuits were consolidated in July 2011, and an amended consolidated complaint was filed in August 2011. In October 2011, Johnson & Johnson moved to dismiss the consolidated federal lawsuit on the grounds that the plaintiffs failed to make a demand upon the Board of Directors. The state lawsuits were consolidated in November 2011 and a consolidated complaint was filed in December 2011. In January 2012, Johnson & Johnson moved to dismiss or stay the state lawsuits pending resolution of the federal lawsuit. In addition, Johnson & Johnson intends to move to dismiss or stay the state lawsuits on the grounds that the plaintiffs failed to make a demand on the Board of Directors.

In September 2011, two additional shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey naming Johnson & Johnson’s current directors and one former director as defendants and Johnson & Johnson as the nominal defendant. These lawsuits allege that the defendants breached their fiduciary duties in their decisions with respect to the compensation of the Chief Executive Officer during the period from 2008 through the present, and that the defendants made misleading statements in Johnson & Johnson’s annual proxy statements. One of these lawsuits has been voluntarily dismissed. An amended complaint has been filed in the other. In December 2011, Johnson & Johnson moved to dismiss the remaining lawsuit on the grounds that the plaintiff failed to make a demand upon the Board of Directors.

Starting in May 2010, multiple complaints seeking class action certification related to the McNeil recalls have been filed against McNeil Consumer Healthcare and certain affiliates, including Johnson & Johnson, in the United States District Court for the Eastern District of Pennsylvania, the Northern District of Illinois, the Central District of California, the Southern District of Ohio and the Eastern District of Missouri. These consumer complaints allege generally that purchasers of various McNeil medicines are owed monetary damages and penalties because they paid premium prices for defective medications rather than less expensive alternative medications. All but one complaint seeks certification of a nation-wide class of purchasers of these medicines, whereas one complaint, the Harvey case, seeks certification of a class of MOTRIN® IB purchasers in Missouri. In October 2010, the Judicial Panel on Multidistrict Litigation (JPML) consolidated all of the consumer complaints, except for the Harvey case, which was consolidated in March 2011, for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. In January 2011, the plaintiffs in all of the cases except the Harvey case filed a “Consolidated Amended Civil Consumer Class Action Complaint” (CAC) naming additional parties and claims. In July 2011, the Court granted Johnson & Johnson’s motion to dismiss the CAC without prejudice, but permitted the plaintiffs to file an amended complaint within thirty days of the dismissal order. In August 2011, the plaintiffs filed a Second Amended Civil Consumer Class Action Complaint (SAC). Johnson & Johnson moved to dismiss the SAC in September 2011. This second motion to dismiss is pending.

Separately, in September 2011, Johnson & Johnson, Johnson & Johnson Inc. and McNeil Consumer Healthcare Division of Johnson & Johnson Inc. received a Notice of Civil Claim filed in the Supreme Court of British Columbia, Canada (the Canadian Civil Claim). The Canadian Civil Claim is a putative class action brought on behalf of persons who reside in British Columbia and who purchased various McNeil children’s over-the-counter medicines during the period between September 20, 2001 and the present. The Canadian Civil Claim alleges that the defendants violated the Canadian Business Practices and Consumer Protection Act, and other Canadian statutes and common laws, by selling medicines that did not comply with Canadian Good Manufacturing Practices.

66	JOHNSON & JOHNSON 2011 ANNUAL REPORT

In September 2010, a shareholder, Ronald Monk, filed a lawsuit in the United States District Court for the District of New Jersey seeking class certification and alleging that Johnson & Johnson and certain individuals, including executive officers and employees of Johnson & Johnson, failed to disclose that a number of manufacturing facilities were failing to maintain current good manufacturing practices, and that as a result, the price of the Johnson & Johnson’s stock has declined significantly. Plaintiff seeks to pursue remedies under the Securities Exchange Act of 1934 to recover his alleged economic losses. In December 2011, Johnson & Johnson’s motion to dismiss was granted in part and denied in part. Plaintiff has moved the Court to reconsider part of the December 2011 ruling. Defendants filed answers to the remaining claims of the Amended Complaint in February 2012.

In April 2011, OMJ Pharmaceuticals, Inc. (OMJ PR) filed a lawsuit against the United States in United States District Court for the District of Puerto Rico alleging overpayment of federal income taxes for the tax years ended November 30, 1999 and November 30, 2000. OMJ PR alleges that the Internal Revenue Service erroneously calculated OMJ PR’s tax credits under Section 936 of the Tax Code. Discovery is ongoing.

In August 2011, an arbitration panel ruled that Mitsubishi Tanabe Pharma Corporation (Tanabe), Janssen Biotech, Inc.’s (JBI’s) distributor of REMICADE® in Japan, could seek to modify the proportion of net sales revenue that Tanabe must remit to JBI in exchange for distribution rights and commercial supply of REMICADE® (the Supply Price). Tanabe commenced the arbitration against Centocor Ortho Biotech, Inc. (now JBI) in 2009 pursuant to the parties’ distribution agreement, which grants Tanabe the right to distribute REMICADE® in Japan and certain other parts of Asia. JBI has counterclaimed for an increase in the Supply Price. A hearing was held in November 2011 to determine the appropriate split of revenue and a decision is anticipated in the second half of 2012.

Johnson & Johnson or its subsidiaries are also parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

22.     Restructuring

In the fiscal second quarter of 2011, Cordis Corporation, a subsidiary of Johnson & Johnson, announced the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent and cessation of the manufacture and marketing of CYPHER® and CYPHER SELECT® Plus Sirolimus-Eluting Coronary Stents by the end of 2011. The Company will focus on other cardiovascular therapies where significant patient needs exist.

As a result of the above mentioned restructuring plan announced by Cordis Corporation, the Company recorded $676 million in related pre-tax charges, of which approximately $164 million of the pre-tax restructuring charges require cash payments. The $676 million of restructuring charges consists of asset write-offs of $512 million and $164 million related to leasehold and contract obligations and other expenses. The $512 million of asset write-offs relate to property, plant and equipment of $265 million, intangible assets of $160 million and inventory of $87 million (recorded in cost of products sold). The Cordis restructuring program has been substantially completed.

The Company recorded an accrual for restructuring in the fourth quarter of 2009, which was substantially completed in 2011.

For additional information on the restructuring as it relates to the segments, see Note 18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	67

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries (“the Company”) at January 1, 2012 and January 2, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

New York, New York
February 23, 2012

68	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 1, 2012. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company’s processes and assessment, as described above, management has concluded that, as of January 1, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of January 1, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

William C. Weldon	Dominic J. Caruso
Chairman, Board of Directors,	Vice President, Finance,
and Chief Executive Officer	and Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	69

Summary of Operations and Statistical Data 2001-2011

(Dollars in Millions Except Per Share
Figures)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Sales to customers — U.S.	$28,908	29,450	30,889	32,309	32,444	29,775	28,377	27,770	25,274	22,455	19,825
Sales to customers — International	36,122	32,137	31,008	31,438	28,651	23,549	22,137	19,578	16,588	13,843	12,492

Total sales	65,030	61,587	61,897	63,747	61,095	53,324	50,514	47,348	41,862	36,298	32,317

Cost of products sold	20,360	18,792	18,447	18,511	17,751	15,057	14,010	13,474	12,231	10,498	9,622
Selling, marketing and administrative expenses	20,969	19,424	19,801	21,490	20,451	17,433	17,211	16,174	14,463	12,520	11,510
Research and development expense	7,548	6,844	6,986	7,577	7,680	7,125	6,462	5,344	4,834	4,094	3,704
Purchased in-process research and development	—	—	—	181	807	559	362	18	918	189	105
Interest income	(91)	(107)	(90)	(361)	(452)	(829)	(487)	(195)	(177)	(256)	(456)
Interest expense, net of portion capitalized	571	455	451	435	296	63	54	187	207	160	153
Other (income) expense, net	2,743	(768)	(526)	(1,015)	534	(671)	(214)	15	(385)	294	185
Restructuring	569	—	1,073	—	745	—	—	—	—	—	—

	52,669	44,640	46,142	46,818	47,812	38,737	37,398	35,017	32,091	27,499	24,823

Earnings before provision for taxes on income	12,361	16,947	15,755	16,929	13,283	14,587	13,116	12,331	9,771	8,799	7,494
Provision for taxes on income	2,689	3,613	3,489	3,980	2,707	3,534	3,056	4,151	2,923	2,522	2,089

Net earnings	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277	5,405

Percent of sales to customers	14.9	21.7	19.8	20.3	17.3	20.7	19.9	17.3	16.4	17.3	16.7
Diluted net earnings per share of common stock	$3.49	4.78	4.40	4.57	3.63	3.73	3.35	2.74	2.29	2.06	1.75
Percent return on average shareholders’ equity	17.0	24.9	26.4	30.2	25.6	28.3	28.2	27.3	27.1	26.4	24.0

Percent increase (decrease) over previous year:
Sales to customers	5.6	(0.5)	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3	12.3	10.8
Diluted net earnings per share	(27.0)	8.6	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9

Supplementary expense data:
Cost of materials and services	$28,932	27,586	27,651	29,346	27,967	22,912	22,328	21,053	18,568	16,540	15,333
Total employment costs	15,202	13,934	14,587	14,523	14,571	13,444	12,364	11,581	10,542	8,942	8,153
Depreciation and amortization	3,158	2,939	2,774	2,832	2,777	2,177	2,093	2,124	1,869	1,662	1,605
Maintenance and repairs(1)	771	657	567	583	483	506	510	462	395	360	372
Total tax expense(2)	4,230	5,070	5,052	5,558	4,177	4,857	4,285	5,215	3,890	3,325	2,854

Supplementary balance sheet data:
Property, plant and equipment, net	14,739	14,553	14,759	14,365	14,185	13,044	10,830	10,436	9,846	8,710	7,719
Additions to property, plant and equipment	2,893	2,384	2,365	3,066	2,942	2,666	2,632	2,175	2,262	2,099	1,731
Total assets	113,644	102,908	94,682	84,912	80,954	70,556	58,864	54,039	48,858	40,984	38,771
Long-term debt	12,969	9,156	8,223	8,120	7,074	2,014	2,017	2,565	2,955	2,022	2,217
Operating cash flow	14,298	16,385	16,571	14,972	15,022	14,248	11,799	11,089	10,571	8,135	8,781

Common stock information
Dividends paid per share	$2.250	2.110	1.930	1.795	1.620	1.455	1.275	1.095	0.925	0.795	0.700
Shareholders’ equity per share	20.95	20.66	18.37	15.35	15.25	13.59	13.01	10.95	9.25	7.79	8.05
Market price per share (year-end close)	65.58	61.85	64.41	58.56	67.38	66.02	60.10	63.42	50.62	53.11	59.86
Average shares outstanding (millions)
— basic	2,736.0	2,751.4	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8
— diluted	2,775.3	2,788.8	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3

Employees (thousands)	117.9	114.0	115.5	118.7	119.2	122.2	115.6	109.9	110.6	108.3	101.8

(1)	Also included in cost of materials and services category.

(2)	Includes taxes on income, payroll, property and other business taxes.

70	SUMMARY OF OPERATIONS AND STATISTICAL DATA

Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2011, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2006 and December 31, 2001 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

SHAREHOLDER RETURN PERFORMANCE GRAPHS	71