Form 10-K, Exhibit 13
period 2012-12-30
JOHNSON & JOHNSON
filed 2013-02-22
CIK 200406

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
2	Organization and Business Segments
2	Results of Operations
3	Analysis of Sales by Business Segments
7	Analysis of Consolidated Earnings Before Provision for Taxes on Income
10	Liquidity and Capital Resources
12	Other Information
18	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
19	Consolidated Balance Sheets
20	Consolidated Statements of Earnings
21	Consolidated Statements of Comprehensive Income
22	Consolidated Statements of Equity
23	Consolidated Statements of Cash Flows
25	Notes to Consolidated Financial Statements
67	Report of Independent Registered Public Accounting Firm
68	Management’s Report on Internal Control Over Financial Reporting

SUPPORTING SCHEDULES
69	Summary of Operations and Statistical Data 2002 — 2012
70	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2012 ANNUAL REPORT	1

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments
Description of the Company and Business Segments
Johnson & Johnson and its subsidiaries (the Company) have approximately 127,600 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, gastrointestinal, hematology, immunology, infectious diseases, neurology, oncology, pain management, thrombosis and vaccines. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, hospitals and clinics. These include products to treat cardiovascular disease; orthopaedic and neurological products; blood glucose monitoring and insulin delivery products; general surgery, biosurgical, and energy products; professional diagnostic products; infection prevention products; and disposable contact lenses.
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

Management’s Objectives
The Company manages within a strategic framework aimed at achieving sustainable growth. To accomplish this, the Company’s management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2012 sales. In 2012, $7.7 billion, or 11.4% of sales, was invested in research and development. This investment reflects management’s commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.
With more than 275 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to anticipate and react quickly to local market changes and challenges.
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

Results of Operations
Analysis of Consolidated Sales
In 2012, worldwide sales increased 3.4% to $67.2 billion, compared to an increase of 5.6% in 2011 and a decrease of 0.5% in 2010. These sales changes consisted of the following:

JOHNSON & JOHNSON 2012 ANNUAL REPORT	2

Sales increase/(decrease) due to:	2012	2011	2010
Volume	5.7%	3.1	(0.5)
Price	0.4	(0.3)	(0.8)
Currency	(2.7)	2.8	0.8
Total	3.4%	5.6	(0.5)
Sales by U.S. companies were $29.8 billion in 2012, $28.9 billion in 2011 and $29.5 billion in 2010. This represents an increase of 3.2% in 2012, and decreases of 1.8% in 2011 and 4.7% in 2010. Sales by international companies were $37.4 billion in 2012, $36.1 billion in 2011 and $32.1 billion in 2010. This represents increases of 3.5% in 2012, 12.4% in 2011 and 3.6% in 2010. The acquisition of Synthes, Inc., net of the related divestiture, increased both total worldwide sales growth and operational growth by 3.1%.
The five-year compound annual growth rates for worldwide, U.S. and international sales were 1.9%, (1.7)% and 5.5%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 6.4%, 2.9% and 10.4%, respectively.
Sales in Europe experienced a decline of 1.1% as compared to the prior year, including operational growth of 5.8% offset by a negative currency impact of 6.9%. Sales in the Western Hemisphere (excluding the U.S.) achieved growth of 12.3% as compared to the prior year, including operational growth of 19.0% and a negative currency impact of 6.7%. Sales in the Asia-Pacific, Africa region achieved growth of 5.3% as compared to the prior year, including operational growth of 6.7% and a negative currency impact of 1.4%.
In 2012, 2011 and 2010, the Company did not have a customer that represented 10% or more of total consolidated revenues.
U.S. Health Care Reform
Under the provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, beginning in 2011, companies that sold branded prescription drugs to specified U.S. Government programs pay an annual non-tax deductible fee based on an allocation of each company’s market share of total branded prescription drug sales from the prior year. The full-year impact to selling, marketing and administrative expenses was approximately $115 million in 2012 and $140 million in 2011. Under the current law, beginning in 2013, the Company will be required to pay a tax deductible 2.3% excise tax imposed on the sale of certain medical devices. The 2013 excise tax is estimated to be between $200 -$300 million and will be recorded in cost of products sold within the statement of earnings.
The net trade sales impact of the health care reform legislation was an annual reduction of approximately $450 million and $425 million in 2012 and 2011, respectively, due to an increase in sales rebates and discounts.

Analysis of Sales by Business Segments
Consumer Segment
Consumer segment sales in 2012 were $14.4 billion, a decrease of 2.9% from 2011, which included 0.5% operational growth offset by a negative currency impact of 3.4%. U.S. Consumer segment sales were $5.0 billion, a decrease of 2.0%. International sales were $9.4 billion, a decrease of 3.4%, which included 1.9% operational growth offset by a negative currency impact of 5.3%.
Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2012	2011	2010	’12 vs. ’11	’11 vs. ’10
OTC Pharmaceuticals & Nutritionals	$4,354	4,402	4,549	(1.1)%	(3.2)
Skin Care	3,618	3,715	3,452	(2.6)	7.6
Baby Care	2,254	2,340	2,209	(3.7)	5.9
Women’s Health	1,625	1,792	1,844	(9.3)	(2.8)
Oral Care	1,624	1,624	1,526	0.0	6.4
Wound Care/Other	972	1,010	1,010	(3.8)	0.0
Total Consumer Sales	$14,447	14,883	14,590	(2.9)%	2.0

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $4.4 billion, a decrease of 1.1% from 2011. Sales in the U.S. decreased primarily due to lower sales of analgesics as a result of supply constraints and competitive pressures in nutritional products. Strong growth of upper respiratory, digestive health and analgesics products outside the U.S. was offset by negative currency.
McNEIL-PPC, Inc. continues to operate under a consent decree signed in 2011, with the U.S. Food and Drug Administration (FDA), which governs certain McNeil Consumer Healthcare manufacturing operations. McNeil continues to

JOHNSON & JOHNSON 2012 ANNUAL REPORT	3

operate the manufacturing facilities in Las Piedras, Puerto Rico and Lancaster, Pennsylvania; however, production volumes from these facilities continue to be impacted by additional review and approval processes required under the consent decree. The Company expects this to continue throughout most of 2013. Plants operating under the consent decree will produce a simplified portfolio focused on key brands. The Fort Washington, Pennsylvania manufacturing site is not in operation at this time. McNeil continues to work on the re-siting of the products previously produced at the Fort Washington facility to other facilities.
The Skin Care franchise sales were $3.6 billion in 2012, a decrease of 2.6% from 2011. Increased sales of NEUTROGENA® products in the U.S. were offset by competition and economic conditions outside the U.S. The Baby Care franchise sales were $2.3 billion, a decrease of 3.7% from 2011. The decline in U.S. sales and the impact of negative currency was partially offset by increased sales of haircare and wipes outside the U.S. The Women’s Health franchise sales were $1.6 billion, a decrease of 9.3% primarily due to the impact of the divestiture of certain brands. The Oral Care franchise sales were flat as compared to the prior year. Increased sales of LISTERINE® products outside the U.S. were partially offset by competitive pressures in the U.S. The Wound Care/Other franchise sales were $1.0 billion in 2012, a decrease of 3.8% from 2011 due to divestitures and competitive pressures. Negative currency impacted all of the franchises.
Consumer segment sales in 2011 were $14.9 billion, an increase of 2.0% from 2010, a 0.7% operational decline was offset by a positive currency impact of 2.7%. U.S. Consumer segment sales were $5.2 billion, a decrease of 6.7%. International sales were $9.7 billion, an increase of 7.3%, which included 2.9% operational growth and a positive currency impact of 4.4%.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	4

Pharmaceutical Segment
The Pharmaceutical segment achieved sales of $25.4 billion in 2012, representing an increase of 4.0% over the prior year, with operational growth of 6.8% and a negative currency impact of 2.8%. U.S. sales were $12.4 billion, an increase of 0.3%. International sales were $12.9 billion, an increase of 7.9%, which included 13.6% operational growth and a negative currency impact of 5.7%.

Major Pharmaceutical Therapeutic Area Sales:*

				% Change
(Dollars in Millions)	2012	2011	2010	’12 vs. ’11	’11 vs. ’10
Total Immunology	$7,874	6,798	5,398	15.8%	25.9
REMICADE®	6,139	5,492	4,610	11.8	19.1
SIMPONI®	607	410	226	48.0	81.4
STELARA®	1,025	738	393	38.9	87.8
Other Immunology	103	158	169	(34.8)	(6.5)
Total Infectious Diseases	3,194	3,189	3,033	0.2	5.1
INTELENCE®	349	314	243	11.1	29.2
LEVAQUIN®/FLOXIN®	75	623	1,357	(88.0)	(54.1)
PREZISTA®	1,414	1,211	857	16.8	41.3
Other Infectious Diseases	1,356	1,041	576	30.3	80.7
Total Neuroscience	6,718	6,948	6,644	(3.3)	4.6
CONCERTA®/methylphenidate	1,073	1,268	1,319	(15.4)	(3.9)
INVEGA®	550	499	424	10.2	17.7
INVEGA® SUSTENNA®/XEPLION®	796	378	152	**	**
RISPERDAL® CONSTA®	1,425	1,583	1,500	(10.0)	5.5
Other Neuroscience	2,874	3,220	3,249	(10.7)	(0.9)
Total Oncology	2,629	2,048	1,465	28.4	39.8
DOXIL®/CAELYX®	83	402	320	(79.4)	25.6
VELCADE®	1,500	1,274	1,080	17.7	18.0
ZYTIGA®	961	301	—	**	100.0
Other Oncology	85	71	65	19.7	9.2
Total Other	4,936	5,385	5,856	(8.3)	(8.0)
ACIPHEX®/PARIET®	835	975	1,006	(14.4)	(3.1)
PROCRIT®/EPREX®	1,462	1,623	1,934	(9.9)	(16.1)
Other	2,639	2,787	2,916	(5.3)	(4.4)
Total Pharmaceutical Sales	$25,351	24,368	22,396	4.0%	8.8

* Prior year amounts have been reclassified to conform to current year presentation.
** Percentage greater than 100%

Immunology products achieved sales of $7.9 billion in 2012, representing an increase of 15.8% as compared to the prior year. The increased sales of SIMPONI® (golimumab) and REMICADE® (infliximab) were primarily due to market growth and the impact of the agreement with Merck & Co. Inc. (Merck). Effective July 1, 2011, distribution rights to REMICADE® and SIMPONI® in certain territories were relinquished to the Company by Merck. Additional contributors to the increase were sales of STELARA® (ustekinumab).
Infectious disease products achieved sales of $3.2 billion in 2012, representing an increase of 0.2% as compared to the prior year. Major contributors were INCIVO® (telaprevir), the continued momentum in market share growth of PREZISTA® (darunavir), EDURANT® (rilpivirine) and INTELENCE® (etravirine) partially offset by lower sales of LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin), due to the loss of market exclusivity in the U.S. in June 2011.
Neuroscience products sales were $6.7 billion, a decline of 3.3% as compared to the prior year. Growth was impacted by generic competition for CONCERTA®/methylphenidate, RAZADYNE® (galantamine), RISPERDAL®(risperidone) and DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system). A decline in the Company's long-acting injectable

JOHNSON & JOHNSON 2012 ANNUAL REPORT	5

antipsychotic, RISPERDAL® CONSTA®(risperidone), was offset by strong sales of INVEGA® SUSTENNA®/XEPLION® (paliperidone palmitate) and INVEGA® (paliperidone palmitate). The Company's U.S. Supply and Distribution Agreement with Watson Laboratories, Inc. to distribute an authorized generic version of CONCERTA® became effective May 1, 2011. The original CONCERTA® patent expired in 2004, and the parties have received approval from the FDA to manufacture and market a generic version of CONCERTA®. Another generic version of CONCERTA® was launched on December 31, 2012. This will result in a further reduction in CONCERTA® sales.
Oncology products achieved sales of $2.6 billion in 2012, representing an increase of 28.4% as compared to the prior year. This growth was primarily due to sales of ZYTIGA®(abiraterone acetate) and VELCADE® (bortezomib). This growth was partially offset by lower sales of DOXIL®(doxorubicin HCI liposome injection)/CAELYX®(pegylated liposomal doxorubicin hydrochloride), due to supply constraints from the Company's third-party manufacturer. The Company has been working to restore a reliable supply of DOXIL®/CAELYX®. Full access in the U.S. has been restored. An alternate manufacturing approach was approved in the European Union (EU) and Japan late in 2012 and in Canada in January of 2013. In the European Union, the CAELYX® managed access program was put in place to ensure patients can complete their full course of treatment. It will remain in place until a full supply of CAELYX® has been restored. In February 2013, the FDA approved a generic version of DOXIL®.
Other Pharmaceutical sales were $4.9 billion, a decline of 8.3% as compared to the prior year primarily due to divestitures and lower sales of ACIPHEX®/PARIET®(rabeprazole sodium) and EPREX® (Epoetin alfa), primarily due to the impact of generic competition. These results were partially offset by sales growth of XARELTO®(rivaroxaban).
During 2012, the Company received several regulatory approvals including: U.S. approval of a new 800mg tablet of PREZISTA® (darunavir) for once daily oral administration for the treatment of human immunodeficiency virus (HIV-1) in treatment-naive and treatment-experienced adult patients with no darunavir resistance-associated mutations; FDA approval for the expanded use of XARELTO®(rivaroxaban) to treat deep-vein thrombosis, or DVT, and pulmonary embolism, or PE and to reduce the risk of recurrent DVT and PE following initial treatment; and the FDA granted accelerated approval for SIRTURO™ (bedaquiline) tablets for the treatment of pulmonary multi-drug resistant tuberculosis as part of combination therapy in adults. The FDA approved the supplemental New Drug Application (NDA) for NUCYNTA® ER (tapentadol) extended-release tablets, an oral analgesic taken twice daily, for the management of neuropathic pain associated with diabetic peripheral neuropathy in adults. The FDA and the European Commission also approved an expanded indication for ZYTIGA® (abiraterone acetate), in combination with prednisone, allowing for the use before chemotherapy in the treatment of metastatic castration-resistant prostate cancer. In addition, the European Commission approved the marketing authorizations for DACOGEN® (decitabine) for the treatment of adult patients (age 65 years and above) with newly diagnosed de novo or secondary acute myeloid leukemia who are not candidates for standard induction chemotherapy, and for the subcutaneous administration of VELCADE® (bortezomib) for the treatment of multiple myeloma.
The Company submitted several New Drug Applications, including an NDA to the FDA and Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) seeking approval for the use of canagliflozin, an oral, once-daily, selective sodium glucose co-transporter 2 (SGLT2) inhibitor, for the treatment of adult patients with type 2 diabetes, and an NDA seeking approval for a fixed-dose therapy combining canagliflozin and immediate release metformin to treat patients with type 2 diabetes. Additional submissions included a supplemental Biologics License Application to the FDA and a Type II Variation to the EMA requesting approval of STELARA® (ustekinumab) for the treatment of adult patients with active psoriatic arthritis, and a Biologics License Application to the FDA requesting approval of an investigational intravenous formulation of the anti-tumor necrosis factor (TNF)-alpha SIMPONI® (golimumab) for the treatment of adults with moderately to severely active rheumatoid arthritis. In addition, a supplemental Biologics License Application was submitted to the FDA and a Type II Variation was submitted to the EMA requesting approval of SIMPONI® (golimumab) for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy including corticosteroids and 6‑mercaptopurine (6‑MP) or azathioprine (AZA), or who are intolerant to or have medical contraindications for such therapies. Finally, an MAA was submitted to the EMA seeking conditional approval for the use of bedaquiline (TMC207) as an oral treatment, to be used as part of combination therapy for pulmonary, multi-drug resistant tuberculosis in adults.
Pharmaceutical segment sales in 2011 were $24.4 billion, an increase of 8.8% from 2010, with operational growth of 6.2% and a positive currency impact of 2.6%. U.S. sales were $12.4 billion, a decrease of 1.1%. International sales were $12.0 billion, an increase of 21.3%, which included 15.5% operational growth and a positive currency impact of 5.8%.
Medical Devices and Diagnostics Segment
The Medical Devices and Diagnostics segment achieved sales of $27.4 billion in 2012, representing an increase of 6.4% over the prior year, with operational growth of 8.7% and a negative currency impact of 2.3%. U.S. sales were $12.4 billion, an increase of 8.7% as compared to the prior year. International sales were $15.1 billion, an increase of 4.5% over the prior year, with operational growth of 8.6% and a negative currency impact of 4.1%. The acquisition of Synthes, Inc., net of the related divestiture, increased both total sales growth and operational growth for the Medical Devices and Diagnostics segment by 7.9%.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	6

Major Medical Devices and Diagnostics Franchise Sales:*

				% Change
(Dollars in Millions)	2012	2011	2010	’12 vs. ’11	’11 vs. ’10
Orthopaedics	$7,799	5,809	5,585	34.3%	4.0
Surgical Care	6,483	6,637	6,272	(2.3)	5.8
Vision Care	2,996	2,916	2,680	2.7	8.8
Diabetes Care	2,616	2,652	2,470	(1.4)	7.4
Specialty Surgery	2,526	2,407	2,186	4.9	10.1
Diagnostics	2,069	2,164	2,053	(4.4)	5.4
Cardiovascular Care	1,985	2,288	2,552	(13.2)	(10.3)
Infection Prevention/Other	952	906	803	5.1	12.8
Total Medical Devices and Diagnostics Sales	$27,426	25,779	24,601	6.4%	4.8

* Prior year amounts have been reclassified to conform to current year presentation.

The Orthopaedics franchise achieved sales of $7.8 billion in 2012, a 34.3% increase over the prior year. Growth was primarily due to sales of newly acquired products from Synthes, Inc., and sales of joint reconstruction and Mitek sports medicine products. Sales were impacted by the divestitures of the surgical instruments business of Codman & Shurtleff, Inc. in the fiscal fourth quarter of 2011, and the divestiture of certain rights and assets related to the DePuy trauma business. The positive impact on the Orthopaedics franchise total sales growth and operational growth due to the newly acquired products from Synthes, Inc. net of the related trauma business divestiture was 34.7%.
The Surgical Care franchise sales were $6.5 billion in 2012, a decrease of 2.3% from the prior year. Lower sales of mechanical, breast care and pelvic floor products were partially offset by increased sales of sutures and endoscopy products with the success of the ECHELON FLEX™ powered ENDOPATH® Stapler.
The Vision Care franchise achieved sales of $3.0 billion in 2012, a 2.7% increase over the prior year. The growth was driven by ACUVUE® TruEye®, 1-DAY ACUVUE® MOIST® for Astigmatism and 1-DAY ACUVUE® MOIST®.
The Diabetes Care franchise sales were $2.6 billion, a decrease of 1.4% versus the prior year. Sales growth in Asia and Latin America was offset by the negative impact of currency.
The Specialty Surgery franchise achieved sales of $2.5 billion in 2012, a 4.9% increase over the prior year. Incremental sales from the acquisition of SterilMed Inc., sales of biosurgery products and international sales of energy products were the major contributors to the growth.
The Diagnostics franchise sales were $2.1 billion, a decline of 4.4% versus the prior year. The decline was primarily due to lower sales in donor screening due to competitive pressures, and the divestiture of the RhoGAM® business during the third quarter of 2012. In January 2013, the Company announced it is exploring strategic alternatives for the Ortho-Clinical Diagnostics business, including a possible divestiture.
The Cardiovascular Care franchise sales were $2.0 billion, a decline of 13.2% versus the prior year. Sales were impacted by the Company’s decision to exit the drug-eluting stent market in the second quarter of 2011, and lower sales of endovascular products, impacted by competitive launches and a disruption in supply that was resolved late in the third quarter. The decline in sales was partially offset by strong growth in Biosense Webster's electrophysiology business primarily due to the success of the THERMOCOOL® catheter launches.
The Infection Prevention/Other franchise achieved sales of $1.0 billion in 2012, a 5.1% increase over the prior year primarily due to growth in the advanced sterilization business.
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

Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income increased by $1.4 billion to $13.8 billion in 2012 as compared to $12.4 billion in 2011, an increase of 11.4%. Earnings before provision for taxes on income were favorable due to increased gross profit of $0.9 billion, a $0.1 billion decrease in selling, marketing and administrative expenses due to cost containment initiatives across many of the businesses, lower litigation expense of $2.1 billion and lower charges of $0.4 billion related to the DePuy ASR™ Hip program versus the prior year. This was partially offset by $2.1 billion of charges attributable to asset write-downs and impairment of in-process research and development, primarily related to the Crucell vaccine business and the discontinuation of the Phase III clinical development of bapineuzumab IV and $0.2 billion of integration and currency costs related to the acquisition of Synthes, Inc. versus the prior year. Included in 2011 was a $0.6 billion restructuring charge, net of

JOHNSON & JOHNSON 2012 ANNUAL REPORT	7

inventory write-offs which are included in cost of products sold, related to the Cardiovascular Care business. Additionally, 2011 included higher gains from divestitures and other items of $0.3 billion, recorded in other (income) expense, net.
The 2011 decrease of 27.1% as compared to 2010 was primarily due to costs associated with litigation, which includes product liability, the impact of the OTC and DePuy ASR™ Hip recalls and the restructuring expense related to the Cardiovascular Care business. Additionally, investment spending, the fee on branded pharmaceutical products incurred due to the U.S. health care reform legislation, and the integration costs, including an inventory step-up charge, associated with the acquisition of Crucell contributed to the decrease in earnings. This was partially offset by gains from divestitures.
As a percent to sales, consolidated earnings before provision for taxes on income in 2012 was 20.5% versus 19.0% in 2011.
Cost of Products Sold and Selling, Marketing and Administrative Expenses:  Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2012	2011	2010
Cost of products sold	32.2%	31.3	30.5
Percent point increase over the prior year	0.9	0.8	0.7
Selling, marketing and administrative expenses	31.0	32.3	31.5
Percent point (decrease)/increase over the prior year	(1.3)	0.8	(0.5)

In 2012, cost of products sold as a percent to sales increased compared to the prior year. This was primarily the result of the amortization of the inventory step-up charge of $0.4 billion and amortization of intangibles related to the Synthes, Inc. acquisition of $0.3 billion and ongoing remediation costs in the McNeil OTC business. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2012 compared to the prior year primarily due to cost containment initiatives across many of the businesses. The prior year period included higher investment spending in the Pharmaceutical business for new products.
In 2011, cost of products sold as a percent to sales increased compared to the prior year. This was primarily attributable to ongoing remediation costs in the McNeil OTC business and inventory write-offs due to the restructuring of the Cardiovascular Care business. In addition, lower margins and integration costs, including an inventory step-up charge, associated with the acquisition of Crucell negatively impacted cost of products sold. Percent to sales of selling, marketing and administrative expenses increased in 2011 compared to the prior year primarily due to investment spending, as well as the fee on branded pharmaceutical products incurred due to the U.S. health care reform legislation.

Research and Development Expense: Research and development expense by segment of business was as follows:

	2012		2011		2010
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$622	4.3%	659	4.4	609	4.2
Pharmaceutical	5,362	21.2	5,138	21.1	4,432	19.8
Medical Devices and Diagnostics	1,681	6.1	1,751	6.8	1,803	7.3
Total research and development expense	$7,665	11.4%	7,548	11.6	6,844	11.1
Percent increase/(decrease) over the prior year	1.6%		10.3		(2.0)

*	As a percent to segment sales
Research and development activities represent a significant part of the Company's business. These expenditures relate to the processes of discovering, testing and developing new products, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products. In 2012, worldwide costs of research and development activities increased by 1.6% compared to 2011. The decrease in the Medical Devices and Diagnostics segment was primarily due to the discontinuation of the clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent.

In-Process Research and Development (IPR&D): In 2012, the Company recorded a charge of $1.2 billion, which included $0.7 billion for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV and the partial impairment of the IPR&D related to the Crucell vaccine business in the amount of $0.4 billion. Of the $0.7 billion impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV, $0.3 billion

JOHNSON & JOHNSON 2012 ANNUAL REPORT	8

is attributable to noncontrolling interest. These charges relate to development projects which have been recently discontinued or delayed.

Other (Income) Expense, Net:  Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains and losses on the disposal of property, plant and equipment; currency gains and losses; and litigation settlements. In 2012, the favorable change of $1.1 billion in other (income) expense, net, was primarily due to lower expenses of $2.1 billion related to litigation, including product liability, and $0.4 billion for costs related to the DePuy ASR™ Hip program. This was partially offset by $0.9 billion attributed to asset write-downs, primarily related to the Crucell vaccine business, and $0.2 billion of higher integration/transaction and currency costs related to the acquisition of Synthes, Inc.
In 2011, the unfavorable change of $3.5 billion in other (income) expense, net, was primarily due to net litigation, which includes product liability of $3.3 billion in 2011 as compared to a $0.4 billion net gain from litigation in 2010. Additionally, 2011 as compared to 2010 included higher expenses of $0.2 billion for costs related to the DePuy ASR™ Hip program and an adjustment of $0.5 billion to the value of the currency option and deal costs related to the acquisition of Synthes, Inc. Included in 2011 were higher gains on the divestitures of businesses of $0.6 billion as compared to 2010.
Restructuring:  In 2011, Cordis Corporation, a subsidiary of Johnson & Johnson, announced the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent and cessation of the manufacture and marketing of CYPHER® and CYPHER SELECT® Plus Sirolimus-Eluting Coronary Stents by the end of 2011. The Company recorded a pre-tax charge of $0.7 billion, of which $0.1 billion was included in the cost of products sold. There was no restructuring charge in 2012. See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.
Interest (Income) Expense:  Interest income in 2012 decreased by $27 million as compared to the prior year due to lower rates of interest earned and lower average cash balances. Cash, cash equivalents and marketable securities totaled $21.1 billion at the end of 2012, and averaged $26.7 billion as compared to the $30.0 billion average cash balance in 2011. The decline in the average cash balance was due to the acquisition of Synthes, Inc. partially offset by cash generated from operating activities.
Interest expense in 2012 decreased by $39 million as compared to 2011 due to a lower average debt balance. The average debt balance was $17.9 billion in 2012 versus $18.2 billion in 2011. The total debt balance at the end of 2012 was $16.2 billion as compared to $19.6 billion at the end of 2011. The reduction in debt of approximately $3.4 billion was primarily due to a reduction in commercial paper.
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
Segment Pre-Tax Profit
Pre-tax profits by segment of business were as follows:

			Percent of Segment Sales
(Dollars in Millions)	2012	2011	2012	2011
Consumer	$1,693	2,096	11.7%	14.1
Pharmaceutical	6,075	6,406	24.0	26.3
Medical Devices and Diagnostics	7,187	5,263	26.2	20.4
Total (1)	14,955	13,765	22.2	21.2
Less: Expenses not allocated to segments (2)	1,180	1,404
Earnings before provision for taxes on income	$13,775	12,361	20.5%	19.0

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)
Amounts not allocated to segments include interest (income) expense, noncontrolling interests, and general corporate (income) expense. A $0.2 billion and $0.5 billion currency related expense for the acquisition of Synthes, Inc. was included in 2012 and 2011, respectively.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	9

Consumer Segment:  In 2012, Consumer segment pre-tax profit as a percent to sales was 11.7% versus 14.1%, in 2011. Pre-tax profit was unfavorably impacted by $0.3 billion attributed to intangible asset write-downs and approximately $0.3 billion due to unfavorable product mix and remediation costs associated with the McNEIL-PPC, Inc. consent decree. This was partially offset by cost containment initiatives realized in selling, marketing and administrative expenses. In addition, 2011 included higher gains on divestitures. In 2011, Consumer segment pre-tax profit decreased 10.5% from 2010. The primary drivers of the decline in operating profit were unfavorable product mix and remediation costs associated with the recall of certain OTC products, partially offset by the gain on the divestiture of MONISTAT®.
Pharmaceutical Segment:  In 2012, Pharmaceutical segment pre-tax profit as a percent to sales was 24.0% versus 26.3%, in 2011. Pre-tax profit was unfavorably impacted by charges of $1.6 billion attributed to the write-down of assets and impairment of in-process research and development assets, related to the Crucell vaccine business, and to the discontinuation of the Phase III clinical development of bapineuzumab IV. This was partially offset by lower litigation expense of $1.1 billion versus the prior year and favorable operating expenses of $0.3 billion. Additionally, 2012 included the gain on the divestiture of BYSTOLIC®(nebivolol) IP rights. In 2011, Pharmaceutical segment pre-tax profit decreased 9.6% from 2010. The primary drivers of the decrease in the pre-tax profit margin were higher litigation expenses recorded in 2011, the impact of the U.S. health care reform fee, and lower margins and integration costs, including an inventory step-up charge, associated with the Crucell acquisition. This was partially offset by gains on the divestitures of the Animal Health Business and Ortho Dermatologics, the gain related to the Company’s earlier investment in Crucell, and lower manufacturing costs.
Medical Devices and Diagnostics Segment:  In 2012, Medical Devices and Diagnostics segment pre-tax profit as a percent to sales was 26.2% versus 20.4%, in 2011. The Medical Devices and Diagnostics segment pre-tax profit was favorably impacted by profits from Synthes sales, lower expenses of $1.4 billion for litigation, including product liability, and the DePuy ASR™ Hip program and $0.1 billion for research & development primarily due to the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent. This was partially offset by an increase in integration costs and amortization of the inventory step-up of $0.8 billion associated with the acquisition of Synthes, Inc. and $0.1 billion attributed to the write-down of intangible assets. In addition, 2012 included higher gains on divestitures versus the prior year due to the divestitures of the Therakos business and RhoGAM®. Additionally, 2011 included a $0.7 billion restructuring charge related to the discontinuation of the clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent. In 2011, Medical Devices and Diagnostics segment pre-tax profit decreased 36.4% from 2010. The primary drivers of the decline in the pre-tax profit margin in the Medical Devices and Diagnostics segment were litigation expenses, including product liability, costs associated with the DePuy ASR™ Hip program, restructuring expense, costs incurred related to the acquisition of Synthes, Inc. and increased investment spending.

Provision for Taxes on Income:  The worldwide effective income tax rate was 23.7% in 2012, 21.8% in 2011 and 21.3% in 2010. The increase in the 2012 effective tax rate of 1.9% as compared to 2011 was due to lower tax benefits on the impairment of in-process research and development intangible assets in low tax jurisdictions, increases in taxable income in higher tax jurisdictions relative to lower tax jurisdictions and the exclusion of the benefit of the U.S. Research & Development (R&D) tax credit and the CFC look-through provisions from the 2012 fiscal year financial results. The R&D tax credit and the CFC look-through provisions were enacted into law in 2013 and were retroactive to January 1, 2012. The entire benefit of the R&D tax credit and the CFC look-through provisions will be reflected in the 2013 fiscal year financial results.
The 2011 tax rate increased as compared to 2010 due to certain U.S. expenses which are not fully tax deductible and higher U.S. state taxes partially offset by increases in taxable income in lower tax jurisdictions relative to higher tax jurisdictions.

Noncontrolling Interest: A charge of $0.7 billion for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV was recorded in 2012. Of the $0.7 billion impairment, $0.3 billion is attributable to noncontrolling interest.

Liquidity and Capital Resources
Liquidity & Cash Flows
Cash and cash equivalents were $14.9 billion at the end of 2012 as compared with $24.5 billion at the end of 2011. The primary uses of cash that contributed to the $9.6 billion decrease versus the prior year were approximately $4.5 billion net cash used by investing activities and $20.6 billion net cash used by financing activities partially offset by $15.4 billion of cash generated from operating activities.
Cash flow from operations of $15.4 billion was the result of $10.5 billion of net earnings and $6.9 billion of non-cash charges primarily related to depreciation and amortization, asset write-downs (primarily in-process research and development), stock-based compensation, noncontrolling interest and deferred tax provision reduced by $2.0 billion related to changes in assets and liabilities, net of effects from acquisitions.
Investing activities use of $4.5 billion was primarily for $2.9 billion for additions to property, plant and equipment and acquisitions, net of cash acquired of $4.5 billion partially offset by net sales of investments in marketable securities of

JOHNSON & JOHNSON 2012 ANNUAL REPORT	10

$1.4 billion and $1.5 billion of proceeds from the disposal of assets.
Financing activities use of $20.6 billion was for the repurchase of common stock of $12.9 billion primarily for the acquisition of Synthes, Inc., dividends to shareholders of $6.6 billion and net retirement of short and long-term debt of $3.7 billion, partially offset by $2.7 billion of net proceeds from stock options exercised/excess tax benefits.
In 2012, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.
The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2013.
Concentration of Credit Risk
Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Recent economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $2.1 billion as of December 30, 2012 and approximately $2.4 billion as of January 1, 2012. Approximately $1.2 billion as of December 30, 2012 and approximately $1.4 billion as of January 1, 2012 of the Southern European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices and Diagnostics customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $0.9 billion at December 30, 2012 and $1.0 billion at January 1, 2012. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.
Financing and Market Risk
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 30, 2012 market rates would increase the unrealized value of the Company’s forward contracts by $91 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 30, 2012 market rates would decrease the unrealized value of the Company’s forward contracts by $112 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.
The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $190 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.
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
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2012, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 19, 2013. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.
Total borrowings at the end of 2012 and 2011 were $16.2 billion and $19.6 billion, respectively. The reduction in debt in 2012 of approximately $3.4 billion was primarily due to a reduction in commercial paper.
In 2012, net cash (cash and current marketable securities, net of debt) was $4.9 billion compared to net cash of $12.6 billion in 2011. Total debt represented 20.0% of total capital (shareholders’ equity and total debt) in 2012 and 25.6% of total capital in 2011. Shareholders’ equity per share at the end of 2012 was $23.33 compared to $20.95 at year-end 2011, an

JOHNSON & JOHNSON 2012 ANNUAL REPORT	11

increase of 11.4%.
A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.
Contractual Obligations and Commitments
The Company’s contractual obligations are primarily for leases, debt and unfunded retirement plans. There are no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 30, 2012 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

(Dollars in Millions)	Long-Term Debt Obligations	Interest on Debt Obligations	Unfunded Retirement Plans	Operating Leases	Total
2013	$1,512	497	68	251	2,328
2014	1,789	483	66	192	2,530
2015	—	477	71	149	697
2016	898	471	76	115	1,560
2017	1,000	436	80	90	1,606
After 2017	7,802	4,232	502	128	12,664
Total	$13,001	6,596	863	925	21,385

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
Pursuant to the accelerated stock repurchase agreements in connection with the acquisition of Synthes, Inc., the Company has not made any purchases of Common Stock on the open market during the fiscal third and fourth quarters of 2012.

The Company increased its dividend in 2012 for the 50th consecutive year. Cash dividends paid were $2.40 per share in 2012 compared with dividends of $2.25 per share in 2011, and $2.11 per share in 2010. The dividends were distributed as follows:

	2012	2011	2010
First quarter	$0.57	0.54	0.49
Second quarter	0.61	0.57	0.54
Third quarter	0.61	0.57	0.54
Fourth quarter	0.61	0.57	0.54
Total	$2.40	2.25	2.11
On January 2, 2013, the Board of Directors declared a regular quarterly cash dividend of $0.61 per share, payable on March 12, 2013, to shareholders of record as of February 26, 2013. The Company expects to continue the practice of paying regular cash dividends.

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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	12

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
Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual net trade sales during the fiscal reporting years 2012, 2011 and 2010.
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
In addition, the Company enters into collaboration arrangements that contain multiple revenue generating activities. Amounts due from collaborative partners for these arrangements are recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized over the performance period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.
Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.
Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended December 30, 2012 and January 1, 2012.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	13

Consumer Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2012
Accrued rebates (1)	$127	438	(433)	132
Accrued returns	114	131	(137)	108
Accrued promotions	240	1,392	(1,351)	281
Subtotal	$481	1,961	(1,921)	521
Reserve for doubtful accounts	43	6	(11)	38
Reserve for cash discounts	22	214	(215)	21
Total	$546	2,181	(2,147)	580

2011
Accrued rebates(1)	$131	346	(350)	127
Accrued returns	145	103	(134)	114
Accrued promotions	294	1,520	(1,574)	240
Subtotal	$570	1,969	(2,058)	481
Reserve for doubtful accounts	57	3	(17)	43
Reserve for cash discounts	21	226	(225)	22
Total	$648	2,198	(2,300)	546

(1)	Includes reserve for customer rebates of $33 million at December 30, 2012 and $34 million at January 1, 2012, recorded as a contra asset.
Pharmaceutical Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2012
Accrued rebates (1)	$1,591	4,732	(4,556)	1,767
Accrued returns	384	49	(36)	397
Accrued promotions	83	142	(131)	94
Subtotal	$2,058	4,923	(4,723)	2,258
Reserve for doubtful accounts	157	47	(13)	191
Reserve for cash discounts	45	425	(408)	62
Total	$2,260	5,395	(5,144)	2,511

2011
Accrued rebates (1)	$1,520	4,732	(4,661)	1,591
Accrued returns	294	105	(15)	384
Accrued promotions	83	187	(187)	83
Subtotal	$1,897	5,024	(4,863)	2,058
Reserve for doubtful accounts	145	20	(8)	157
Reserve for cash discounts	54	392	(401)	45
Total	$2,096	5,436	(5,272)	2,260

(1)	Includes reserve for customer rebates of $269 million at December 30, 2012 and $298 million at January 1, 2012, recorded as a contra asset.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	14

Medical Devices and Diagnostics Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2012
Accrued rebates(1)	$497	3,803	(3,733)	567
Accrued returns	184	369	(348)	205
Accrued promotions	73	49	(62)	60
Subtotal	$754	4,221	(4,143)	832
Reserve for doubtful accounts	161	74	2	237
Reserve for cash discounts	32	371	(381)	22
Total	$947	4,666	(4,522)	1,091

2011
Accrued rebates(1)	$495	3,253	(3,251)	497
Accrued returns	201	352	(369)	184
Accrued promotions	50	67	(44)	73
Subtotal	$746	3,672	(3,664)	754
Reserve for doubtful accounts	138	54	(31)	161
Reserve for cash discounts	35	342	(345)	32
Total	$919	4,068	(4,040)	947

(1)	Includes reserve for customer rebates of $340 million at December 30, 2012 and $324 million at January 1, 2012, recorded as a contra asset.

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
The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.
At December 30, 2012 and January 1, 2012, the cumulative amounts of undistributed international earnings were approximately $49.0 billion and $41.6 billion, respectively. At December 30, 2012 and January 1, 2012, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $14.8 billion and $24.5 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practical.
See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.
Legal and Self Insurance Contingencies:  The Company records accruals for various contingencies including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates. The Company has self insurance through a wholly-owned captive insurance company and is insured up to certain limits. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	15

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
New Accounting Pronouncements
Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 30, 2012.
Economic and Market Factors
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2002 - 2012, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company accounted for operations in Venezuela as highly inflationary in 2010, 2011 and 2012, as the prior three-year cumulative inflation rate surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.
On February 8, 2013, the Venezuelan government announced a 32% devaluation of its currency. The effect of the devaluation  is not expected to have a material impact on the Company's 2013 full year results.
The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2012 would have increased or decreased the translation of foreign sales by approximately $375 million and income by $80 million.
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
The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of most of the Company’s key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information, see the discussion on “Litigation Against Filers of Abbreviated New Drug Applications” in Note 21 to the Consolidated Financial Statements.
Legal Proceedings
Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of business.
The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company has accrued for certain litigation matters and continues to monitor each related legal issue and adjust accruals for new information and further developments in accordance with Accounting Standards Codification (ASC) 450-20-25. For these and other litigation and regulatory matters currently disclosed for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the

JOHNSON & JOHNSON 2012 ANNUAL REPORT	16

proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.
In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution in any reporting period of one or more of these matters, either alone or in the aggregate, may have a material adverse effect on the Company's results of operations and cash flows for that period.

See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.

Common Stock Market Prices
The Company’s Common Stock is listed on the New York Stock Exchange under the symbol JNJ. As of February 19, 2013, there were 169,820 record holders of Common Stock of the Company. The composite market price ranges for Johnson & Johnson Common Stock during 2012 and 2011 were:

	2012		2011
	High	Low	High	Low
First quarter	$66.32	64.02	63.54	57.50
Second quarter	67.70	61.71	67.37	59.25
Third quarter	69.75	66.85	68.05	59.08
Fourth quarter	72.74	67.80	66.32	60.83
Year-end close	$69.48		65.58

JOHNSON & JOHNSON 2012 ANNUAL REPORT	17

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
Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; significant litigation or government action adverse to the Company; impact of business combinations; financial distress and bankruptcies experienced by significant customers and suppliers; changes to governmental laws and regulations and U.S. and foreign health care reforms; trends toward health care cost containment; increased scrutiny of the health care industry by government agencies; changes in behavior and spending patterns of purchasers of health care products and services; financial instability of international economies and sovereign risk; disruptions due to natural disasters; manufacturing difficulties or delays; complex global supply chains with increasing regulatory requirements; and product efficacy or safety concerns resulting in product recalls or regulatory action.
The Company’s report on Form 10-K for the year ended December 30, 2012 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	18

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 30, 2012 and January 1, 2012
(Dollars in Millions Except Share and Per Share Amounts) (Note 1)

	2012	2011
Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$14,911	24,542
Marketable securities (Notes 1 and 2)	6,178	7,719
Accounts receivable trade, less allowances for doubtful accounts $466 (2011, $361)	11,309	10,581
Inventories (Notes 1 and 3)	7,495	6,285
Deferred taxes on income (Note 8)	3,139	2,556
Prepaid expenses and other receivables	3,084	2,633
Total current assets	46,116	54,316
Property, plant and equipment, net (Notes 1 and 4)	16,097	14,739
Intangible assets, net (Notes 1 and 5)	28,752	18,138
Goodwill (Notes 1 and 5)	22,424	16,138
Deferred taxes on income (Note 8)	4,541	6,540
Other assets	3,417	3,773
Total assets	$121,347	113,644
Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 7)	$4,676	6,658
Accounts payable	5,831	5,725
Accrued liabilities	7,299	4,608
Accrued rebates, returns and promotions	2,969	2,637
Accrued compensation and employee related obligations	2,423	2,329
Accrued taxes on income	1,064	854
Total current liabilities	24,262	22,811
Long-term debt (Note 7)	11,489	12,969
Deferred taxes on income (Note 8)	3,136	1,800
Employee related obligations (Notes 9 and 10)	9,082	8,353
Other liabilities	8,552	10,631
Total liabilities	56,521	56,564
Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(5,810)	(5,632)
Retained earnings	85,992	81,251
	83,302	78,739
Less: common stock held in treasury, at cost (Note 12) (341,354,000 shares and 395,480,000 shares)	18,476	21,659
Total shareholders’ equity	64,826	57,080
Total liabilities and shareholders’ equity	$121,347	113,644
See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2012 ANNUAL REPORT	19

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars and Shares in Millions Except Per Share Amounts) (Note 1)

	2012	2011	2010
Sales to customers	$67,224	65,030	61,587
Cost of products sold	21,658	20,360	18,792
Gross profit	45,566	44,670	42,795
Selling, marketing and administrative expenses	20,869	20,969	19,424
Research and development expense	7,665	7,548	6,844
In-process research and development (Note 5)	1,163	—	—
Interest income	(64)	(91)	(107)
Interest expense, net of portion capitalized (Note 4)	532	571	455
Other (income) expense, net	1,626	2,743	(768)
Restructuring (Note 22)	—	569	—
Earnings before provision for taxes on income	13,775	12,361	16,947
Provision for taxes on income (Note 8)	3,261	2,689	3,613
Net earnings	10,514	9,672	13,334
Add: Net loss attributable to noncontrolling interest	339	—	—
Net earnings attributable to Johnson & Johnson	$10,853	9,672	13,334

Net earnings per share attributable to Johnson & Johnson (Notes 1 and 15)
Basic	$3.94	3.54	4.85
Diluted	$3.86	3.49	4.78
Cash dividends per share	$2.40	2.25	2.11
Average shares outstanding (Notes 1 and 15)
Basic	2,753.3	2,736.0	2,751.4
Diluted	2,812.6	2,775.3	2,788.8

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2012 ANNUAL REPORT	20

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in Millions) (Note 1)

	2012	2011	2010
Net Earnings	$10,514	9,672	13,334

Other Comprehensive Income (Loss), net of tax
Foreign currency translation	1,230	(557)	(461)

Securities:
Unrealized holding gain (loss) arising during period	(248)	565	99
Reclassifications to earnings	(5)	(141)	(45)
Net change	(253)	424	54

Employee benefit plans:
Prior service cost amortization during period	2	5	4
Prior service cost - current year	(8)	15	—
Gain (loss) amortization during period	370	246	188
Gain (loss) - current year	(1,643)	(1,984)	(203)
Effect of exchange rates	(52)	18	(10)
Net change	(1,331)	(1,700)	(21)

Derivatives & hedges:
Unrealized gain (loss) arising during period	52	(500)	(333)
Reclassifications to earnings	124	232	288
Net change	176	(268)	(45)

Other Comprehensive Income (Loss)	(178)	(2,101)	(473)

Comprehensive Income	$10,336	7,571	12,861

Comprehensive Loss Attributable To Noncontrolling Interest, net of tax	339	—	—

Comprehensive Income Attributable To Johnson & Johnson	$10,675	7,571	12,861

The tax effects in other comprehensive income for the fiscal years ended 2012, 2011 and 2010 respectively: Securities; $136 million, $228 million and $29 million, Employee Benefit Plans; $653 million $915 million and $11 million, Derivatives & Hedges; $95 million, $144 million and $25 million.

Foreign currency translation is not adjusted for income taxes as it relates to permanent investments in international subsidiaries.
See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2012 ANNUAL REPORT	21

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

	Total	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 3, 2010	$50,588	70,306	(3,058)	3,120	(19,780)
Net earnings attributable to Johnson & Johnson	13,334	13,334
Cash dividends paid	(5,804)	(5,804)
Employee compensation and stock option plans	1,731	(63)			1,794
Repurchase of common stock	(2,797)				(2,797)
Other comprehensive income, net of tax:	(473)		(473)
Balance, January 2, 2011	$56,579	77,773	(3,531)	3,120	(20,783)
Net earnings attributable to Johnson & Johnson	9,672	9,672
Cash dividends paid	(6,156)	(6,156)
Employee compensation and stock option plans	1,760	111			1,649
Repurchase of common stock	(2,525)				(2,525)
Other	(149)	(149)
Other comprehensive income, net of tax:	(2,101)		(2,101)
Balance, January 1, 2012	$57,080	81,251	(5,632)	3,120	(21,659)
Net earnings attributable to Johnson & Johnson	10,853	10,853
Cash dividends paid	(6,614)	(6,614)
Employee compensation and stock option plans	3,269	19			3,250
Issuance of common stock associated with the acquisition of Synthes, Inc.	13,335	483			12,852
Repurchase of common stock(1)	(12,919)				(12,919)
Other comprehensive income, net of tax:	(178)		(178)
Balance, December 30, 2012	$64,826	85,992	(5,810)	3,120	(18,476)

(1)	Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2012 ANNUAL REPORT	22

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2012	2011	2010
Cash flows from operating activities
Net earnings	$10,514	9,672	13,334
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	3,666	3,158	2,939
Stock based compensation	662	621	614
Noncontrolling interest	339	—	—
Asset write-downs and impairments	2,131	160	—
Deferred tax provision	(39)	(836)	356
Accounts receivable allowances	92	32	12
Changes in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(9)	(915)	(207)
Increase in inventories	(1)	(715)	(196)
Increase in accounts payable and accrued liabilities	2,768	493	20
Increase in other current and non-current assets	(2,172)	(1,785)	(574)
(Decrease)/increase in other current and non-current liabilities	(2,555)	4,413	87
Net cash flows from operating activities	15,396	14,298	16,385
Cash flows from investing activities
Additions to property, plant and equipment	(2,934)	(2,893)	(2,384)
Proceeds from the disposal of assets	1,509	1,342	524
Acquisitions, net of cash acquired (Note 20)	(4,486)	(2,797)	(1,269)
Purchases of investments	(13,434)	(29,882)	(15,788)
Sales of investments	14,797	30,396	11,101
Other (primarily intangibles)	38	(778)	(38)
Net cash used by investing activities	(4,510)	(4,612)	(7,854)
Cash flows from financing activities
Dividends to shareholders	(6,614)	(6,156)	(5,804)
Repurchase of common stock	(12,919)	(2,525)	(2,797)
Proceeds from short-term debt	3,268	9,729	7,874
Retirement of short-term debt	(6,175)	(11,200)	(6,565)
Proceeds from long-term debt	45	4,470	1,118
Retirement of long-term debt	(804)	(16)	(32)
Proceeds from the exercise of stock options/excess tax benefits	2,720	1,246	1,226
Other	(83)	—	—
Net cash used by financing activities	(20,562)	(4,452)	(4,980)
Effect of exchange rate changes on cash and cash equivalents	45	(47)	(6)
(Decrease)/increase in cash and cash equivalents	(9,631)	5,187	3,545
Cash and cash equivalents, beginning of year (Note 1)	24,542	19,355	15,810
Cash and cash equivalents, end of year (Note 1)	$14,911	24,542	19,355

Supplemental cash flow data
Cash paid during the year for:
Interest	$616	576	491
Income taxes	2,507	2,970	2,442

Supplemental schedule of non-cash investing and financing activities
Issuance of common stock associated with the acquisition of Synthes, Inc.	13,335	—	—
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	615	433	673
Conversion of debt	—	1	1

JOHNSON & JOHNSON 2012 ANNUAL REPORT	23

Acquisitions
Fair value of assets acquired	$19,025	3,025	1,321
Fair value of liabilities assumed and noncontrolling interests	(1,204)	(228)	(52)
Net fair value of acquisitions	$17,821	2,797	1,269
Less: Issuance of common stock associated with the acquisition of Synthes, Inc.	13,335	—	—
Net cash paid for acquisitions	$4,486	2,797	1,269

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2012 ANNUAL REPORT	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated.
Description of the Company And Business Segments
The Company has approximately 127,600 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, gastrointestinal, hematology, immunology, infectious diseases, neurology, oncology, pain management, thrombosis and vaccines. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, hospitals and clinics. These include products to treat cardiovascular disease; orthopaedic and neurological products; blood glucose monitoring and insulin delivery products; general surgery, biosurgical, and energy products; professional diagnostic products; infection prevention products; and disposable contact lenses.

New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
During the fiscal first quarter of 2012, the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments issued related to goodwill impairment testing. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test. This update became effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.
During the fiscal first quarter of 2012, the Company adopted the FASB amendment to the disclosure requirements for presentation of comprehensive income. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance became effective retrospectively for the interim periods and annual periods beginning after December 15, 2011.
During the fiscal first quarter of 2012, the Company adopted the FASB amendments to disclosure requirements for fair value measurement. These amendments result in convergence of fair value measurement and disclosure requirements between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance became effective prospectively for the interim periods and annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.
Recently Issued Accounting Standards
Not Adopted as of December 30, 2012
During the fiscal third quarter of 2012, the FASB issued guidance and amendments related to testing indefinite lived intangible assets for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to determine the fair value. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This update became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	25

However, early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.
In February 2013, the FASB issued guidance related to additional reporting and disclosure of amounts reclassified out of accumulated other comprehensive income (OCI). Under this new guidance, companies will be required to disclose the amount of income (or loss) reclassified out of OCI to each respective line item on the income statement of where net income is presented. The guidance allows companies to elect whether to disclose the reclassification either in the notes to the financial statements, or on the face of the income statement. This update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2012. The adoption of this standard is not expected have a material impact on the Company’s results of operations, cash flows or financial position.
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

Building and building equipment	20 - 30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years

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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	26

for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual sales to customers during the fiscal reporting years 2012, 2011 and 2010.
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
Shipping and Handling
Shipping and handling costs incurred were $1,051 million, $1,022 million and $945 million in 2012, 2011 and 2010, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
Inventories
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.
Intangible Assets and Goodwill
The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2012 in the fiscal fourth quarter. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if warranted, as was the case for certain indefinite lived intangible assets in the fiscal second and third quarters of 2012. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset, or abandoned, at which point the intangible asset will be written off or partially impaired.
Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.
Financial Instruments
As required by U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value, with Level 1 having the highest priority and Level 3 having the lowest. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
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
As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. The Company has self insurance through a wholly-owned captive insurance company and is insured up to certain limits. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	27

Southern European Region was approximately $2.1 billion as of December 30, 2012 and approximately $2.4 billion as of January 1, 2012. Approximately $1.2 billion as of December 30, 2012 and approximately $1.4 billion as of January 1, 2012 of the Southern European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices and Diagnostics customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $0.9 billion at December 30, 2012 and $1.0 billion at January 1, 2012. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.
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

For all years presented, there was no individual project that represented greater than 5% of the total annual consolidated research and development expense.
Advertising
Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $2.3 billion, $2.6 billion and $2.5 billion in 2012, 2011 and 2010, respectively.
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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	28

The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.
At December 30, 2012 and January 1, 2012, the cumulative amounts of undistributed international earnings were approximately $49.0 billion and $41.6 billion, respectively. At December 30, 2012 and January 1, 2012, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $14.8 billion and $24.5 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.
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
Annual Closing Date
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009, and will be the case again in 2015.
Reclassification
Certain prior period amounts have been reclassified to conform to current year presentation.

2.	Cash, Cash Equivalents and Current Marketable Securities
At the end of 2012 and 2011, cash, cash equivalents and current marketable securities were comprised of:

(Dollars in Millions)	2012	2011
Cash	$3,032	2,709
Government securities and obligations	15,323	27,017
Corporate debt securities	622	489
Money market funds	1,406	1,590
Time deposits	706	456
Total cash, cash equivalents and current marketable securities	$21,089	32,261

The estimated fair value was the same as the amortized cost as of December 30, 2012. The estimated fair value was $32,262 million as of January 1, 2012 reflecting a $1 million unrealized gain in government securities and obligations.
As of December 30, 2012, current marketable securities consisted of $5,726 million and $452 million of government securities and obligations, and corporate debt securities, respectively.
As of January 1, 2012, current marketable securities consisted of $7,545 million and $174 million of government securities and obligations, and corporate debt securities, respectively.
Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices and significant other observable inputs.
The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A

JOHNSON & JOHNSON 2012 ANNUAL REPORT	29

(or equivalent) credit rating.

3.	Inventories
At the end of 2012 and 2011, inventories were comprised of:

(Dollars in Millions)	2012	2011
Raw materials and supplies	$1,416	1,206
Goods in process	2,262	1,637
Finished goods	3,817	3,442
Total inventories	$7,495	6,285
As of December 30, 2012, the remaining inventory step-up related to the Synthes, Inc. acquisition is approximately $150 million.

4.	Property, Plant and Equipment
At the end of 2012 and 2011, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2012	2011
Land and land improvements	$793	754
Buildings and building equipment	10,046	9,389
Machinery and equipment	21,075	19,182
Construction in progress	2,740	2,504
Total property, plant and equipment, gross	$34,654	31,829
Less accumulated depreciation	18,557	17,090
Total property, plant and equipment, net	$16,097	14,739

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2012, 2011 and 2010 was $115 million, $84 million and $73 million, respectively.
Depreciation expense, including the amortization of capitalized interest in 2012, 2011 and 2010, was $2.5 billion, $2.3 billion and $2.2 billion, respectively.
Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5.	Intangible Assets and Goodwill
At the end of 2012 and 2011, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2012	2011
Intangible assets with definite lives:
Patents and trademarks — gross	$8,890	7,947
Less accumulated amortization	3,416	2,976
Patents and trademarks — net	$5,474	4,971
Customer relationships and other intangibles — gross	$18,755	8,716
Less accumulated amortization	4,030	3,432
Customer relationships and other intangibles — net	$14,725	5,284
Intangible assets with indefinite lives:
Trademarks	$7,648	6,034
Purchased in-process research and development	905	1,849
Total intangible assets with indefinite lives	$8,553	7,883
Total intangible assets — net	$28,752	18,138

Goodwill as of December 30, 2012 and January 1, 2012, as allocated by segment of business, was as follows:

JOHNSON & JOHNSON 2012 ANNUAL REPORT	30

(Dollars in Millions)	Consumer	Pharmaceuticals	Med Devices and Diagnostics	Total
Goodwill at January 2, 2011	$8,144	1,225	5,925	15,294
Acquisitions	251	538	198	987
Currency translation/other	(97)	(42)	(4)	(143)
Goodwill at January 1, 2012	$8,298	1,721	6,119	16,138
Acquisitions	10	46	6,045	6,101
Currency translation/other	211	25	(51)	185
Goodwill at December 30, 2012	$8,519	1,792	12,113	22,424

The weighted average amortization periods for patents and trademarks and customer relationships and other intangible assets are 17 years and 24 years, respectively. The amortization expense of amortizable assets was $1,146 million, $852 million and $748 million before tax, for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively. The estimated amortization expense for the five succeeding years approximates $1,350 million before tax, per year. Amortization expense is included in cost of products sold.

Intangible assets and goodwill increased by $12.9 billion and $6.0 billion, respectively, based on the purchase price allocation for the Synthes, Inc. acquisition. See Note 20 to the Consolidated Financial Statements for additional details on the Synthes, Inc. acquisition. The increase in intangible assets was partially offset by $0.8 billion in intangible asset write-downs and a $1.2 billion impairment of purchased in-process research and development, primarily related to the discontinuation of the Phase III clinical development of bapineuzumab IV and the partial impairment related to the Crucell vaccine business.

6.	Fair Value Measurements
The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of December 30, 2012, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $26.0 billion and $2.4 billion, respectively.
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
As of December 30, 2012, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $8 million after-tax. For additional information, see the Consolidated Statements of Comprehensive Income and Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
The following table is a summary of the activity related to designated derivatives for the fiscal years ended December 30,

JOHNSON & JOHNSON 2012 ANNUAL REPORT	31

2012 and January 1, 2012:

(Dollars in Millions)	Gain/(Loss) recognized in Accumulated OCI(1)		Gain/(Loss) reclassified from Accumulated OCI into income(1)		Gain/(Loss) Recognized in Other income/expense(2)
Cash Flow Hedges by Income Statement Caption	2012	2011	2012	2011	2012	2011
Sales to customers (3)	$45	(60)	(58)	(9)	(1)	(1)
Cost of products sold (3)	103	(103)	(98)	(154)	(4)	2
Research and development expense (3)	(42)	24	19	(22)	(1)	(1)
Interest (income)/Interest expense, net (4)	11	(406)	(16)	(45)	—	—
Other (income) expense, net (3)	(65)	45	29	(2)	—	1
Total	$52	(500)	(124)	(232)	(6)	1
All amounts shown in the table above are net of tax.

(1)	Effective portion

(2)	Ineffective portion

(3)	Foreign exchange contracts

(4)	Cross currency interest rate swaps

For the fiscal years ended December 30, 2012 and January 1, 2012, a gain of $48 million and a loss of $23 million, respectively, was recognized in Other (income) expense, net, relating to foreign exchange contracts not designated as hedging instruments.
Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest.
The fair value of a derivative financial instrument (i.e., forward exchange contract, currency swap) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position. The Company also holds equity investments that are classified as Level 1 as they are traded in an active exchange market. The Company did not have any other significant financial assets or liabilities which would require revised valuations under this standard that are recognized at fair value.
The following three levels of inputs are used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Significant other observable inputs.
Level 3 — Significant unobservable inputs.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	32

The Company’s significant financial assets and liabilities measured at fair value as of December 30, 2012 and January 1, 2012 were as follows:

				2012	2011
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Total (1)
Derivatives designated as hedging instruments:
Assets:
Foreign exchange contracts	$—	423	—	423	442
Cross currency interest rate swaps (2)	—	98	—	98	15
Total	—	521	—	521	457
Liabilities:
Foreign exchange contracts	—	252	—	252	452
Cross currency interest rate swaps (3)	—	10	—	10	594
Total	—	262	—	262	1,046
Derivatives not designated as hedging instruments:
Assets:
Foreign exchange contracts	—	75	—	75	29
Swiss Franc Option (4)	—	—	—	—	17
Total	—	75	—	75	46
Liabilities:
Foreign exchange contracts	—	23	—	23	34
Other investments (5)	$1,247	—	—	1,247	1,563

(1)	2011 assets and liabilities are all classified as Level 2 with the exception of Other investments of $1,563 million, which are classified as Level 1.

(2)	Includes $96 million and $15 million of non-current assets for the fiscal years ending December 30, 2012 and January 1, 2012, respectively.

(3)
Includes $4 million and $594 million of non-current liabilities for the fiscal years ending December 30, 2012 and January 1, 2012, respectively. Cross currency interest rate swaps related to outstanding EUR and GBP notes, matured in November 2012.  The swaps were settled at fair market value and replaced with new swaps.

(4)	Currency option related to the acquisition of Synthes, Inc., which expired in January 2012.

(5)	Classified as non-current other assets.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	33

7.	Borrowings
The components of long-term debt are as follows:

(Dollars in Millions)	2012		Effective Rate %		2011		Effective Rate %
5.15% Debentures due 2012	$—		—%		599		5.18
0.70% Notes due 2013	500		0.75		500		0.75
3.80% Debentures due 2013	500		3.82		500		3.82
3 month LIBOR+0% FRN due 2013	500		0.31		500		0.46
3 month LIBOR+0.09% FRN due 2014	750		0.40		750		0.55
1.20% Notes due 2014	999		1.24		999		1.24
2.15% Notes due 2016	898		2.22		898		2.22
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.15% Debentures due 2018	898		5.15		898		5.15
4.75% Notes due 2019 (1B Euro 1.3275) (2)/ (1B Euro 1.2892) (3)	1,321	(2)	5.83		1,282	(3)	5.35
3% Zero Coupon Convertible Subordinated Debentures due 2020	205		3.00		199		3.00
2.95% Debentures due 2020	542		3.15		541		3.15
3.55% Notes due 2021	446		3.67		446		3.67
6.73% Debentures due 2023	250		6.73		250		6.73
5.50% Notes due 2024 (500MM GBP 1.6169)(2)/(500MM GBP 1.5421) (3)	803	(2)	6.75		765	(3)	5.71
6.95% Notes due 2029	296		7.14		294		7.14
4.95% Debentures due 2033	500		4.95		500		4.95
5.95% Notes due 2037	995		5.99		995		5.99
5.85% Debentures due 2038	700		5.86		700		5.86
4.50% Debentures due 2040	539		4.63		539		4.63
4.85% Notes due 2041	298		4.89		298		4.89
Other	61		—		132		—
	13,001	(4)	4.14	(1)	13,585	(4)	4.08	(1)
Less current portion	1,512				616
	$11,489				12,969

(1)	Weighted average effective rate.

(2)	Translation rate at December 30, 2012.

(3)	Translation rate at January 1, 2012.

(4)	The excess of the fair value over the carrying value of debt was $2.2 billion in 2012 and $2.0 billion in 2011.

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs.
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2012 , the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 19, 2013. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.
Throughout 2012, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $4.7 billion at the end of 2012, of which $2.4 billion was borrowed under the Commercial Paper Program. The remainder principally represents local borrowing by international subsidiaries.
The Company has a shelf registration with the U.S. Securities and Exchange Commission that enables the Company to issue debt securities and warrants to purchase debt securities on a timely basis.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	34

Aggregate maturities of long-term obligations commencing in 2012 are:

(Dollars in Millions)
2013	2014	2015	2016	2017	After 2017
$1,512	1,789	—	898	1,000	7,802

8.	Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions)	2012	2011	2010
Currently payable:
U.S. taxes	$2,023	2,392	2,063
International taxes	1,277	1,133	1,194
Total currently payable	3,300	3,525	3,257
Deferred:
U.S. taxes	(120)	(690)	(4)
International taxes	81	(146)	360
Total deferred	(39)	(836)	356
Provision for taxes on income	$3,261	2,689	3,613

A comparison of income tax expense at the U.S. statutory rate of 35% in 2012, 2011 and 2010, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2012	2011	2010
U.S.	$4,664	3,634	6,392
International	9,111	8,727	10,555
Earnings before taxes on income:	$13,775	12,361	16,947
Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
International operations excluding Ireland	(9.8)	(14.0)	(7.5)
Ireland and Puerto Rico operations	(3.9)	(1.8)	(5.1)
Research and orphan drug tax credits	—	(0.8)	(0.6)
U.S. state and local	1.3	2.1	1.0
U.S. manufacturing deduction	(0.9)	(0.8)	(0.5)
U.S. tax on international income	1.1	(0.4)	(0.6)
All other(1)	0.9	2.5	(0.4)
Effective tax rate	23.7%	21.8	21.3

(1) Includes U.S. expenses not fully tax deductible primarily related to litigation expense.
The increase in the 2012 effective tax rate as compared to 2011 was due to lower tax benefits on the impairment of in-process research and development intangible assets in low tax jurisdictions, increases in taxable income in higher tax jurisdictions relative to lower tax jurisdictions and the exclusion of the benefit of the U.S. Research & Development (R&D) tax credit and the CFC look-through provisions from the 2012 fiscal year financial results. The R&D tax credit and the CFC look-through provisions were enacted into law in 2013 and were retroactive to January 1, 2012. The entire benefit of the R&D tax credit and the CFC look-through provisions will be reflected in the 2013 fiscal year financial results. The increase in the 2011 tax rate as compared to 2010 was primarily due to certain U.S. expenses which are not fully tax deductible and higher U.S. state taxes partially offset by increases in taxable income in lower tax jurisdictions relative to higher tax jurisdictions.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	35

Temporary differences and carryforwards for 2012 and 2011 were as follows:

	2012 Deferred Tax		2011 Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$3,343		3,028
Stock based compensation	1,199		1,358
Depreciation		(933)		(865)
Non-deductible intangibles		(6,261)		(2,997)
International R&D capitalized for tax	1,599		1,509
Reserves & liabilities	1,908		1,527
Income reported for tax purposes	726		903
Net operating loss carryforward international	1,117		1,183
Miscellaneous international	1,291	(371)	1,261	(422)
Miscellaneous U.S.	915		817
Total deferred income taxes	$12,098	(7,565)	11,586	(4,284)

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
The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2012	2011	2010
Beginning of year	$2,699	2,307	2,403
Increases related to current year tax positions	538	402	465
Increases related to prior period tax positions	57	87	68
Decreases related to prior period tax positions	(41)	(77)	(431)
Settlements	(120)	(16)	(186)
Lapse of statute of limitations	(79)	(4)	(12)
End of year	$3,054	2,699	2,307

The unrecognized tax benefits of $3.1 billion at December 30, 2012, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2005; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2003. The Company believes it is possible that audits may be completed by tax authorities in some jurisdictions over the next twelve months.  However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.
The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest of $41 million expense, $47 million expense and $34 million income in 2012, 2011 and 2010, respectively. The total amount of accrued interest was $422 million and $350 million in 2012 and 2011, respectively.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	36

9.	Employee Related Obligations
At the end of 2012 and 2011, employee related obligations recorded on the Consolidated Balance Sheets were:

(Dollars in Millions)	2012	2011
Pension benefits	$4,488	3,937
Postretirement benefits	2,789	2,843
Postemployment benefits	1,452	1,129
Deferred compensation	747	863
Total employee obligations	9,476	8,772
Less current benefits payable	394	419
Employee related obligations — non-current	$9,082	8,353

Prepaid employee related obligations of $194 million and $249 million for 2012 and 2011, respectively, are included in other assets on the Consolidated Balance Sheets.

10.	Pensions and Other Benefit Plans
The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides post-retirement benefits, primarily health care, to all eligible U.S. retired employees and their dependents.
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
The Company uses the date of its consolidated financial statements (December 30, 2012 and January 1, 2012, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2012, 2011 and 2010 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Service cost	$722	638	550	175	149	134
Interest cost	878	853	791	165	188	202
Expected return on plan assets	(1,236)	(1,108)	(1,005)	(4)	(1)	(1)
Amortization of prior service cost (credit)	6	9	10	(3)	(3)	(4)
Amortization of net transition obligation	1	1	1	—	—	—
Recognized actuarial losses	494	388	236	76	45	48
Curtailments and settlements	—	—	1	—	—	—
Net periodic benefit cost	$865	781	584	409	378	379

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other post-retirement plans:

(Dollars in Millions)
Amortization of net transition obligation	$1
Amortization of net actuarial losses	775
Amortization of prior service cost	6

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and

JOHNSON & JOHNSON 2012 ANNUAL REPORT	37

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

	Retirement Plans			Other Benefit Plans
	2012	2011	2010	2012	2011	2010
Worldwide Benefit Plans
Discount rate	4.25%	5.13%	5.71%	4.55%	5.25%	6.00%
Expected long-term rate of return on plan assets	8.45%	8.62%	8.68%
Rate of increase in compensation levels	4.08%	4.19%	4.19%	4.28%	4.28%	4.29%

The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.
The expected rates of return on plan asset assumptions represent the Company's assessment of long-term returns on diversified investment portfolios globally. The assessment is determined using projections from external financial sources, long-term historical averages, actual returns by asset class and the various asset class allocations by market.

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2012	2011
Health care cost trend rate assumed for next year	6.50%	7.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.50%	5.00%
Year the rate reaches the ultimate trend rate	2032	2018

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease
Health Care Plans
Total interest and service cost	$42	$(33)
Post-retirement benefit obligation	496	(394)

JOHNSON & JOHNSON 2012 ANNUAL REPORT	38

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2012 and 2011 for the Company’s defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2012	2011	2012	2011
Change in Benefit Obligation
Projected benefit obligation — beginning of year	$17,424	14,993	3,790	3,572
Service cost	722	638	175	149
Interest cost	878	853	165	188
Plan participant contributions	35	54	—	—
Amendments	12	(24)	—	—
Actuarial losses	2,662	1,698	459	213
Divestitures & acquisitions	629	14	—	—
Curtailments & settlements & restructuring	(6)	(6)	—	—
Benefits paid from plan	(697)	(659)	(432)	(320)
Effect of exchange rates	170	(137)	2	(12)
Projected benefit obligation — end of year	$21,829	17,424	4,159	3,790
Change in Plan Assets
Plan assets at fair value — beginning of year	$13,736	13,433	8	14
Actual return (loss) on plan assets	1,926	(102)	3	(1)
Company contributions	1,838	1,135	543	315
Plan participant contributions	35	54	—	—
Settlements	(2)	(2)	—	—
Divestitures & acquisitions	593	(2)	—	—
Benefits paid from plan assets	(697)	(659)	(432)	(320)
Effect of exchange rates	107	(121)	—	—
Plan assets at fair value — end of year	$17,536	13,736	122	8
Funded status — end of year	$(4,293)	(3,688)	(4,037)	(3,782)
Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$194	249	$—	—
Current liabilities	(65)	(59)	(307)	(346)
Non-current liabilities	(4,422)	(3,878)	(3,730)	(3,436)
Total recognized in the consolidated balance sheet — end of year	$(4,293)	(3,688)	$(4,037)	(3,782)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$7,586	6,030	$1,601	1,218
Prior service cost (credit)	9	6	(14)	(18)
Unrecognized net transition obligation	2	3	—	1
Total before tax effects	$7,597	6,039	$1,587	1,201

Accumulated Benefit Obligations — end of year	$19,267	15,452

JOHNSON & JOHNSON 2012 ANNUAL REPORT	39

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2012	2011	2012	2011
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$865	781	$409	378
Net actuarial loss	2,007	2,903	458	197
Amortization of net actuarial (loss) gain	(494)	(388)	(76)	8
Prior service cost	12	(24)	—	—
Amortization of prior service (cost) credit	(6)	(9)	3	3
Effect of exchange rates	79	(25)	1	(3)
Total recognized in other comprehensive income, before tax	$1,598	2,457	$386	205
Total recognized in net periodic benefit cost and other comprehensive income	$2,463	3,238	$795	583

The Company plans to continue to fund its U.S. Qualified Plans to comply with the Pension Protection Act of 2006. International Plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently, the Company has several pension plans that are not funded.
In 2012, the Company contributed $1,399 million and $439 million to its U.S. and international pension plans, respectively.
The following table displays the funded status of the Company's U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at December 30, 2012 and January 1, 2012, respectively:

	U.S. Plans				International Plans
	Qualified Plans		Non-Qualified Plans		Funded Plans		Unfunded Plans
(Dollars in Millions)	2012	2011	2012	2011	2012	2011	2012	2011
Plan Assets	$11,464	9,132	—	—	6,072	4,604	—	—
Projected Benefit Obligation	12,420	10,283	1,343	1,155	7,586	5,626	480	360
Accumulated Benefit Obligation	11,001	9,147	1,070	903	6,774	5,078	422	324
Over (Under) Funded Status
Projected Benefit Obligation	$(956)	(1,151)	(1,343)	(1,155)	(1,514)	(1,022)	(480)	(360)
Accumulated Benefit Obligation	463	(15)	(1,070)	(903)	(702)	(474)	(422)	(324)
Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $6.5 billion, $7.4 billion and $4.0 billion, respectively at the end of 2012 and $13.8 billion, $15.4 billion and $11.7 billion, respectively, at the end of 2011.

The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2013	2014	2015	2016	2017	2018-2022
Projected future benefit payments
Retirement plans	$695	715	736	775	820	4,934
Other benefit plans — gross	327	221	220	220	220	1,121
Medicare rebates	(11)	—	—	—	—	—
Other benefit plans — net	$316	221	220	220	220	1,121

The following table displays the projected future minimum contributions to the Company’s U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	40

(Dollars in Millions)	2013	2014	2015	2016	2017	2018-2022
Projected future contributions
Unfunded U.S. retirement plans	$43	46	49	52	56	354
Unfunded international retirement plans	$25	20	22	24	24	148

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including; diversification, liquidity of local markets and liquidity of base currency. A majority of the Company’s pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds.
The Company’s retirement plan asset allocation at the end of 2012 and 2011 and target allocations for 2013 are as follows:

	Percent of Plan Assets		Target Allocation
	2012	2011	2013
Worldwide Retirement Plans
Equity securities	75%	70%	71%
Debt securities	25	30	29
Total plan assets	100%	100%	100%

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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	41

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

The following table sets forth the Retirement Plans' trust investments measured at fair value as of December 30, 2012 and January 1, 2012:

	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobserv- able Inputs
	(Level 1)		(Level 2)		(Level 3)		Total Assets
(Dollars in Millions)	2012	2011	2012	2011	2012	2011	2012	2011
Short-term investment funds	$155	161	627	632	—	—	782	793
Government and agency securities	53	59	1,706	1,528	—	—	1,759	1,587
Debt instruments	2	1	1,641	1,106	3	9	1,646	1,116
Equity securities	8,104	6,682	1	2	4	16	8,109	6,700
Commingled funds	11	8	4,985	3,375	50	33	5,046	3,416
Insurance contracts	—	—	—	—	24	25	24	25
Other assets	—	1	101	33	69	65	170	99
Trust investments at fair value	$8,325	6,912	9,061	6,676	150	148	17,536	13,736

The Company's Other Benefit Plans are unfunded except for U.S. commingled funds (Level 2) of $67 million and $8 million at December 30, 2012 and January 1, 2012, respectively, and $55 million of U.S. short-term-investment funds (Level 2) at December 30, 2012.
The fair value of Johnson & Johnson Common Stock directly held in plan assets was $512 million (2.9% of total plan assets) at December 30, 2012 and $476 million (3.5% of total plan assets) at January 1, 2012.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 30, 2012 and January 1, 2012:

(Dollars in Millions)	Debt Instruments	Equity Securities	Commingled Funds	Insurance Contracts	Other Assets	Total Level 3
Balance January 2, 2011	$13	24	35	29	82	183
Realized gains (losses)	—	3	—	1	—	4
Unrealized gains (losses)	1	(2)	(6)	(2)	(17)	(26)
Purchases, sales, issuances and settlements, net	(5)	(9)	4	(3)	—	(13)
Balance January 1, 2012	9	16	33	25	65	148
Realized gains (losses)	—	(1)	—	—	(5)	(6)
Unrealized gains (losses)	—	—	—	—	—	—
Purchases, sales, issuances and settlements, net	(6)	(11)	17	(1)	9	8
Balance December 30, 2012	$3	4	50	24	69	150

JOHNSON & JOHNSON 2012 ANNUAL REPORT	42

11.	Savings Plan
The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $160 million, $157 million and $157 million in 2012, 2011 and 2010, respectively.

12.	Capital and Treasury Stock
Changes in treasury stock were:

	Treasury Stock
(Amounts in Millions Except Treasury Stock Shares in Thousands)	Shares	Amount
Balance at January 3, 2010	365,522	$19,780
Employee compensation and stock option plans	(28,866)	(1,794)
Repurchase of common stock	45,090	2,797
Balance at January 2, 2011	381,746	20,783
Employee compensation and stock option plans	(26,007)	(1,649)
Repurchase of common stock	39,741	2,525
Balance at January 1, 2012	395,480	21,659
Employee compensation and stock option plans	(55,170)	(3,250)
Issuance of common stock associated with the acquisition of Synthes, Inc.	(203,740)	(12,852)
Repurchase of common stock (1)	204,784	12,919
Balance at December 30, 2012	341,354	$18,476

Aggregate shares of Common Stock issued were approximately 3,119,843,000 shares at the end of 2012, 2011 and 2010.
Cash dividends paid were $2.40 per share in 2012, compared with dividends of $2.25 per share in 2011, and $2.11 per share in 2010.

(1)	Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

13.	Accumulated Other Comprehensive Income
Components of other comprehensive income/(loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gains/ (Losses) on Securities	Employee Benefit Plans	Gains/ (Losses) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income/(Loss)
January 3, 2010	$(508)	(30)	(2,665)	145	(3,058)
Net 2010 changes	(461)	54	(21)	(45)	(473)
January 2, 2011	(969)	24	(2,686)	100	(3,531)
Net 2011 changes	(557)	424	(1,700)	(268)	(2,101)
January 1, 2012	(1,526)	448	(4,386)	(168)	(5,632)
Net 2012 changes	1,230	(253)	(1,331)	176	(178)
December 30, 2012	$(296)	195	(5,717)	8	(5,810)

Amounts in accumulated other comprehensive income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes as it relates to permanent investments in international subsidiaries. For additional details on comprehensive income see the Consolidated Statements of Comprehensive Income.

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
In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated

JOHNSON & JOHNSON 2012 ANNUAL REPORT	43

other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.
A rollforward of the changes during 2012, 2011 and 2010 for foreign currency translation adjustments is included in Note 13.
Net currency transaction gains and losses included in Other (income) expense were losses of $58 million, $10 million and $130 million in 2012, 2011 and 2010, respectively.

15.	Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011:

(In Millions Except Per Share Amounts)	2012	2011	2010
Basic net earnings per share attributable to Johnson & Johnson	$3.94	3.54	4.85
Average shares outstanding — basic	2,753.3	2,736.0	2,751.4
Potential shares exercisable under stock option plans	164.6	158.3	156.1
Less: shares repurchased under treasury stock method	(128.2)	(122.6)	(122.3)
Convertible debt shares	3.6	3.6	3.6
Accelerated share repurchase program	19.3	—	—
Adjusted average shares outstanding — diluted	2,812.6	2,775.3	2,788.8
Diluted net earnings per share attributable to Johnson & Johnson	$3.86	3.49	4.78

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2012, 2011 and 2010.
Diluted net earnings per share excludes 0.2 million, 50.7 million and 66.3 million shares underlying stock options for 2012, 2011 and 2010, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
The diluted earnings per share calculation for the fiscal year ended December 30, 2012 included the dilutive effect of 19.3 million shares related to the accelerated share repurchase program, associated with the acquisition of Synthes, Inc. See Note 20 to the Consolidated Financial Statements for additional details. A $1 increase/decrease in the volume weighted average share price would impact this estimate by approximately 2.6 million shares.

16.	Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $375 million, $313 million and $299 million in 2012, 2011 and 2010, respectively.
The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 30, 2012 are:
(Dollars in Millions)

2013	2014	2015	2016	2017	After 2017	Total
$251	192	149	115	90	128	925
Commitments under capital leases are not significant.

17.	Common Stock, Stock Option Plans and Stock Compensation Agreements
At December 30, 2012, the Company had 4 stock-based compensation plans. The shares outstanding are for contracts under the Company's 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan, the 2012 Long-Term Incentive Plan, and the Scios, Inc. Stock Option Plans. The 2005 Long-Term Incentive Plan expired April 26, 2012. All options and restricted shares granted subsequent to that date were under the 2012 Long-Term Incentive Plan.
The compensation cost that has been charged against income for these plans was $662 million, $621 million and $614 million for 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $220 million, $207 million and $205 million for 2012, 2011 and 2010, respectively. The total unrecognized compensation cost was $565 million, $562 million and $613 million for 2012, 2011 and 2010, respectively. The weighted average period for this cost to be recognized was 1.02 years, 0.97 years and 1.05 years for 2012, 2011, and 2010, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	44

Stock Options
Stock options expire 10 years from the date of grant and vest over service periods that range from 6 months to 4 years. All options are granted at the average of the high and low prices of the Company’s Common Stock on the New York Stock Exchange on the date of grant. Under the 2012 Long-Term Incentive Plan, the Company may issue up to 200 million shares of common stock, plus any shares canceled, expired, forfeited, or not issued from the 2005 Long-Term Incentive Plan subsequent to April 26, 2012. Shares available for future grants under the 2012 Long-Term Incentive Plan were 201.8 million at the end of 2012.
The Company settles employee stock option exercises with treasury shares. Previously, treasury shares were replenished throughout the year for the number of shares used to settle employee stock option exercises. However, pursuant to the accelerated stock repurchase agreements in connection with the acquisition of Synthes, Inc., the Company has not made any purchases of Common Stock on the open market during the fiscal third and fourth quarters of 2012.
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

The average fair value of options granted was $6.39, $7.47 and $8.03, in 2012, 2011, and 2010, respectively. The fair value was estimated based on the weighted average assumptions of:

	2012	2011	2010
Risk-free rate	1.06%	2.41%	2.78%
Expected volatility	18.38%	18.20%	17.40%
Expected life (in years)	6.0	6.0	6.0
Dividend yield	3.60%	3.60%	3.30%

A summary of option activity under the Plan as of December 30, 2012, January 1, 2012 and January 2, 2011 and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at January 3, 2010	212,719	$58.66	$1,310
Options granted	13,996	62.62
Options exercised	(25,020)	51.84
Options canceled/forfeited	(8,005)	62.36
Shares at January 2, 2011	193,690	59.68	648
Options granted	9,530	62.21
Options exercised	(20,160)	56.65
Options canceled/forfeited	(3,601)	62.38
Shares at January 1, 2012	179,459	60.10	1,004
Options granted	8,661	65.36
Options exercised	(49,388)	56.73
Options canceled/forfeited	(4,381)	62.97
Shares at December 30, 2012	134,351	$61.58	$1,061

The total intrinsic value of options exercised was $547 million, $167 million and $278 million in 2012, 2011 and 2010, respectively.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	45

The following table summarizes stock options outstanding and exercisable at December 30, 2012:

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Average Exercise Price	Options	Average Exercise Price
$49.66-$53.77	3,600	0.1	$52.19	3,599	$52.19
$53.93-$58.33	29,134	3.6	$56.13	28,076	$56.04
$58.34-$61.75	29,604	4.0	$60.01	29,556	$60.01
$61.86-65.37	28,817	7.8	$63.29	464	$63.88
$65.62-$68.37	43,196	2.9	$65.97	43,165	$65.97
	134,351	4.3	$61.58	104,860	$61.15

(1) Average contractual life remaining in years.
Stock options exercisable at January 1, 2012 and January 2, 2011 were 138,126 at an average price of $59.94 and an average life of 4.2 years and 141,275 at an average price of $59.25 and an average life of 4.7 years, respectively.
Restricted Share Units and Performance Share Units
The Company grants restricted share units with a vesting period of three years. The Company also grants performance share units, which are paid in shares of Johnson & Johnson Common Stock after the end of a three-year performance period. Whether any performance share units vest, and the amount that does vest, is tied to the achievement, over a three-year period, of three equally-weighted goals that directly align with or help drive long-term total shareholder return: sales, adjusted operational earnings per share, and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.

The Company settles employee stock issuances with treasury shares. Previously, treasury shares were replenished throughout the year for the number of shares used to settle employee stock issuances. However, pursuant to the accelerated stock repurchase agreements in connection with the acquisition of Synthes, Inc., the Company has not made any purchases of Common Stock on the open market during the fiscal third and fourth quarters of 2012.

A summary of the restricted share units and performance share units activity under the Plans as of December 30, 2012 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 3, 2010	26,324
Granted	12,003
Issued	(6,297)
Canceled/forfeited	(2,296)
Shares at January 2, 2011	29,734
Granted	11,478
Issued	(8,300)
Canceled/forfeited	(1,886)
Shares at January 1, 2012	31,026	—
Granted	12,197	327
Issued	(9,278)	—
Canceled/forfeited	(2,111)	(42)
Shares at December 30, 2012	31,834	285
The average fair value of the restricted share units granted was $58.93, $55.90 and $56.69 in 2012, 2011 and 2010, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $483.2 million, $458.9 million and $375.0 million in 2012, 2011 and 2010, respectively.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	46

The weighted average fair value of the performance share units was $55.01 in 2012, calculated using the weighted average  fair market value for each of the three component goals at the date of grant.
The fair values for the sales and earnings per share goals of each performance share unit were estimated on the date of grant using the fair market value of the shares at the time of the award discounted for dividends, which are not paid on the performance share units during the vesting period.  The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. No performance share units were issued in 2012.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	47

18.	Segments of Business and Geographic Areas

	Sales to Customers
(Dollars in Millions)	2012	2011	2010
Consumer —
United States	$5,046	5,151	5,519
International	9,401	9,732	9,071
Total	14,447	14,883	14,590
Pharmaceutical —
United States	12,421	12,386	12,519
International	12,930	11,982	9,877
Total	25,351	24,368	22,396
Medical Devices and Diagnostics —
United States	12,363	11,371	11,412
International	15,063	14,408	13,189
Total	27,426	25,779	24,601
Worldwide total	$67,224	65,030	61,587

	Pre-Tax Profit			Identifiable Assets
(Dollars in Millions)	2012 (3)	2011 (4)	2010 (5)	2012	2011	2010
Consumer	$1,693	2,096	2,342	$24,131	24,210	23,753
Pharmaceutical	6,075	6,406	7,086	23,219	23,747	19,961
Medical Devices and Diagnostics	7,187	5,263	8,272	42,926	23,609	23,277
Total	14,955	13,765	17,700	90,276	71,566	66,991
Less: Expense not allocated to segments (1)	1,180	1,404	753
General corporate (2)				31,071	42,078	35,917
Worldwide total	$13,775	12,361	16,947	$121,347	113,644	102,908

	Additions to Property, Plant & Equipment			Depreciation and Amortization
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Consumer	$468	670	526	$575	631	532
Pharmaceutical	737	729	508	1,010	958	912
Medical Devices and Diagnostics	1,230	1,095	1,113	1,857	1,331	1,270
Segments total	2,435	2,494	2,147	3,442	2,920	2,714
General corporate	499	399	237	224	238	225
Worldwide total	$2,934	2,893	2,384	$3,666	3,158	2,939

JOHNSON & JOHNSON 2012 ANNUAL REPORT	48

	Sales to Customers			Long-Lived Assets (6)
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
United States	$29,830	28,908	29,450	$35,115	23,529	23,315
Europe	16,945	17,129	15,510	25,261	19,056	16,791
Western Hemisphere excluding U.S.	7,207	6,418	5,550	3,636	3,517	3,653
Asia-Pacific, Africa	13,242	12,575	11,077	2,362	2,163	2,089
Segments total	67,224	65,030	61,587	66,374	48,265	45,848
General corporate				899	750	715
Other non long-lived assets				54,074	64,629	56,345
Worldwide total	$67,224	65,030	61,587	$121,347	113,644	102,908

See Note 1 for a description of the segments in which the Company operates.
Export sales are not significant. In 2012, 2011 and 2010, the Company did not have a customer that represented 10% of total revenues.

(1)
Amounts not allocated to segments include interest (income) expense, noncontrolling interests and general corporate (income) expense. Includes expense of $0.2 billion and $0.5 billion of currency related expense related to the acquisition of Synthes, Inc. in 2012 and 2011, respectively.

(2)	General corporate includes cash and marketable securities.

(3)
Includes $1,218 million of net litigation expense, which includes product liability, comprised of $658 million and $560 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $1,163 million of in-process research and development expense, comprised of $1,111 million and $52 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $795 million of Synthes integration/transaction costs in the Medical Devices and Diagnostics segment. Includes $909 million of asset write-downs and other adjustments, comprised of $499 million, $264 million and $146 million in the Pharmaceutical, Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes $110 million expense for the cost associated with the DePuy ASR™ Hip program.

(4)
Includes $3,310 million of net litigation expense, which includes product liability, comprised of $1,741 million and $1,569 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $656 million of net restructuring expense, comprised of $676 million expense in the Medical Devices and Diagnostics segment and a gain of $20 million in the Pharmaceutical segment. The Medical Devices and Diagnostics segment also includes $521 million expense for the cost associated with the DePuy ASR™ Hip program.

(5)
Includes $397 million of net litigation gain, which includes product liability expense, comprised of $447 million expense in the Pharmaceutical segment and a gain of $844 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $280 million expense for the cost associated with the DePuy ASR™ Hip program.

(6)
Long-lived assets include property, plant and equipment, net for 2012, 2011 and 2010 of $16,097, $14,739 and $14,553, respectively, and intangible assets and goodwill, net for 2012, 2011 and 2010 of $51,176, $34,276 and $32,010, respectively.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	49

19.	Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2012 and 2011 are summarized below:

	2012				2011
(Dollars in Millions Except Per Share Data)	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	First Quarter (5)	Second Quarter (6)	Third Quarter (7)	Fourth Quarter (8)
Segment sales to customers
Consumer	$3,595	3,619	3,581	3,652	3,682	3,793	3,740	3,668
Pharmaceutical	6,133	6,291	6,402	6,525	6,059	6,233	5,982	6,094
Med Devices & Diagnostics	6,411	6,565	7,069	7,381	6,432	6,571	6,283	6,493
Total sales	16,139	16,475	17,052	17,558	16,173	16,597	16,005	16,255
Gross profit	11,224	11,332	11,455	11,555	11,395	11,425	10,933	10,917
Earnings before provision for taxes on income	5,045	2,035	3,595	3,100	4,510	3,422	4,111	318
Net earnings attributable to Johnson & Johnson	3,910	1,408	2,968	2,567	3,476	2,776	3,202	218
Basic net earnings per share attributable to Johnson & Johnson	$1.43	0.51	1.08	0.93	1.27	1.01	1.17	0.08
Diluted net earnings per share attributable to Johnson & Johnson	$1.41	0.50	1.05	0.91	1.25	1.00	1.15	0.08

(1)	The first quarter of 2012 includes an after-tax gain of $106 million from currency and costs associated with the acquisition of Synthes, Inc.

(2)
The second quarter of 2012 includes after-tax charges of $717 million for asset write-downs, $611 million from net litigation, $564 million associated with the acquisition of Synthes, Inc. and $344 million from impairment of in-process research and development.

(3)
The third quarter of 2012 includes after-tax charges of $135 million associated with the acquisition of Synthes, Inc., $340 million from impairment of in-process research and development, $70 million associated with litigation, including product liability, and $24 million associated with the DePuy ASR™ Hip program.

(4)
The fourth quarter of 2012 includes after-tax charges of $371 million from net litigation, including product liability, $306 million associated with the acquisition of Synthes, Inc., $73 million associated with the DePuy ASR™ Hip program and $59 million from impairment of in-process research and development.

(5)	The first quarter of 2011 includes an after-tax charge of $271 million from net litigation, including product liability, and the DePuy ASR™ Hip program.

(6)
The second quarter of 2011 includes after-tax charges of $549 million for restructuring, $325 million from litigation, including product liability, and the DePuy ASR™ Hip program, partially offset by a $102 million after-tax gain associated with an adjustment to the value of the currency option related to the acquisition of Synthes, Inc.

(7)	The third quarter of 2011 includes a $241 million after-tax charge associated with an adjustment to the value of the currency option and deal costs related to the acquisition of Synthes, Inc.

(8)
The fourth quarter of 2011 includes after-tax charges of $2,239 million from net litigation, including product liability, $336 million for the cost associated with the DePuy ASR™ Hip program and $338 million associated with an adjustment to the value of the currency option and deal costs related to the acquisition of Synthes, Inc.

20.	Business Combinations and Divestitures
Certain businesses were acquired for $17,821 million in cash and stock and $1,204 million of liabilities assumed during 2012. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2012 acquisitions included: Synthes Inc., a global developer and manufacturer of orthopaedics devices; Guangzhou Biosesal Biotech Co. Ltd, a developer of biologic combinations addressing moderate to severe hemostasis; Angiotech Pharmaceuticals, Inc., intellectual property and know how related to the QuillTM Knotless Tissue-Closure Device; Corlmmun Inc., a developer of a phase II treatment for CHF; Calibra Medical, Inc., developer of a unique, wearable three-day insulin patch for convenient and discreet mealtime dosing for people with diabetes who take multiple daily injections of insulin; Spectrum Vision LLC, a full service distributor of contact lenses serving Russia with facilities in the Ukraine and Kazakhstan; marketing authorizations, trademarks, and patents extending ZYRTEC® related market rights in Australia and Canada.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	50

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $15,785 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $208 million has been identified as the value of IPR&D associated with the acquisitions of Corlmmun Inc. and Synthes Inc.
The IPR&D related to the acquisition of Synthes, Inc. of $63 million is associated with orthopaedic devices, and the IPR&D associated with Corlmmun of $145 million is related to a CHF treatment. These IPR&D values were calculated using the cash flow projections discounted for the risk inherent in such projects. Synthes Inc. had a probability of success factor of 100%, discounted using a 14% rate. Corlmmun had a probability of success factor of 38%, discounted using a 25% rate.
During the fiscal second quarter, the Company completed the acquisition of Synthes, Inc., a global developer and manufacturer of orthopaedics devices, for a purchase price of $20.2 billion in cash and stock. The net acquisition cost of the transaction is $17.5 billion based on cash on hand at closing of $2.7 billion.
Under the terms of the agreement, each share of Synthes, Inc. common stock was exchanged for CHF 55.65 in cash and 1.717 shares of Johnson & Johnson common stock, based on the calculated exchange ratio. The exchange ratio was calculated on June 12, 2012 and based on the relevant exchange rate and closing price of Johnson & Johnson common stock on that date, the total fair value of consideration transferred was $19.7 billion. When the acquisition was completed on June 14, 2012, based on the relevant exchange rate and closing price of Johnson & Johnson common stock on that date, the total fair value of the consideration transferred was $20.2 billion. Janssen Pharmaceutical, a company organized under the laws of Ireland and a wholly-owned subsidiary of Johnson & Johnson, used cash on hand to satisfy the cash portion of the merger consideration.
The stock portion of the merger consideration consisted of shares of Johnson & Johnson common stock purchased by Janssen Pharmaceutical, from two banks, pursuant to two accelerated share repurchase (ASR) agreements dated June 12, 2012. On June 13, 2012, Janssen Pharmaceutical purchased an aggregate of approximately 203.7 million shares of Johnson & Johnson common stock at an initial purchase price of $12.9 billion under the ASR agreements, with all of the shares delivered to Janssen Pharmaceutical on June 13, 2012.  Final settlement of the transactions under each ASR agreement is expected to occur in the first half of 2013, and may occur earlier at the option of the two banks, as applicable, or later under certain circumstances. Based on the theoretical settlement of the ASR agreements, an additional 19.3 million shares would be issued to settle the ASR agreements as of December 30, 2012.
In addition, while the Company believes that the transactions under each ASR agreement and a series of related internal transactions were consummated in a tax efficient manner in accordance with applicable law, it is possible that the Internal Revenue Service could assert one or more contrary positions to challenge the transactions from a tax perspective. If challenged, an amount up to the total purchase price for the Synthes shares could be treated as subject to applicable U.S. tax at approximately the statutory rate to the Company, plus interest.

The following table summarizes the consideration transferred to acquire Synthes, Inc. valued on the acquisition date of June 14, 2012:

(Dollars in Millions)
Cash (multiply 55.65CHF by shares of Synthes common stock outstanding by the exchange rate)(A)	$6,902
Common Stock (multiply 1.717 by shares of Synthes common stock outstanding by J&J stock price)(B)	$13,335
Total fair value of consideration transferred	$20,237

(A) Synthes common stock outstanding of 118.7 million shares as of the acquisition date and CHF/USD exchange rate of .95674

(B) Johnson & Johnson closing stock price on the New York Stock Exchange as of acquisition date of $65.45 per share.

The Company is still finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price included in the current period balance sheet is based on the best estimate of management. To assist management in the allocation, the Company engaged valuation specialists to prepare independent appraisals. Certain estimated values surrounding litigation loss contingencies are not yet finalized and are subject to change. We will finalize the amounts recognized as we obtain the information necessary to complete the analysis. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date.

The following table presents the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, as well as the adjustments made up to December 30, 2012:

JOHNSON & JOHNSON 2012 ANNUAL REPORT	51

(Dollars in Millions)	June 14, 2012	December 30, 2012
Cash & Cash equivalents	$2,749	2,749
Inventory	889	1,194
Accounts Receivable, net	738	738
Other current assets	249	238
Property, plant and equipment	1,253	1,253
Goodwill	5,371	6,011
Intangible assets	12,929	12,861
Other non-current assets	46	46
Total Assets Acquired	24,224	25,090

Current liabilities	825	1,053
Deferred Taxes	2,731	3,471
Other non-current liabilities	431	329
Total Liabilities Assumed	3,987	4,853

Net Assets Acquired	$20,237	20,237

The adjustments made since the date of acquisition were to account for changes to inventory, based on the results of the physical inventory counts and deferred taxes, to reflect the statutory tax rate that is being applied to the intangible assets. The revisions to the purchase price allocation were not material to the Statements of Consolidated Earnings for the prior fiscal quarters of 2012.

The assets acquired are recorded in the Medical Devices and Diagnostics segment. The acquisition of Synthes, Inc. resulted in $6.0 billion of goodwill. The goodwill is primarily attributable to synergies expected to arise from the acquisition of Synthes, Inc. The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation to the identifiable intangible assets included in the June 14, 2012 and December 30, 2012 balance sheets were as follows:

(Dollars in Millions)	June 14, 2012	December 30, 2012
Intangible assets with definite lives:
Customer relationships	$9,950	9,870
Patents and technology	1,495	1,508
Total amortizable intangibles	11,445	11,378

Trademark and Trade name	1,420	1,420
In-process research and development	64	63
Total intangible assets	$12,929	12,861

The weighted average life for the $11.4 billion of total amortizable intangibles is approximately 21 years.

The trade name asset values were determined to have an indefinite life based on a number of factors, including trade name history, the competitive environment, market share and future operating plans. The intangible assets with definite lives were assigned asset lives ranging from 7 to 22 years.

The majority of the intangible asset valuation relates to customer relationships, patents and technology and trade name intangible assets in the Company's trauma, cranio maxillofacial, spine and power tools business lines. Additionally, in-process research and development intangible assets were valued for technology programs for unapproved products.

The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 14%.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	52

The Company is in the process of executing the integration plans to combine businesses, sales organizations, systems and locations as a result of which the Company has and will continue to incur integration costs.

The operating results of Synthes were reported in the Company's financial statements beginning on June 14, 2012. Total sales and net earnings for Synthes for the fiscal year ended December 30, 2012 were $2,159 million and $324 million, respectively.

The following table provides pro forma results of operations for the fiscal year ended December 30, 2012 and January 1, 2012, as if Synthes, Inc. had been acquired as of January 3, 2011. The pro forma results include the effect of divestitures and certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Synthes, Inc. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

	Unaudited Pro forma consolidated results
(Dollars in Millions Except Per Share Amounts)	2012	2011

Net Sales	$68,894	68,741
Net Earnings attributable to Johnson & Johnson	$11,564	9,427
Diluted Net Earnings per share attributable to Johnson & Johnson	$4.11	3.40

In 2012, the Company recorded acquisition related costs of $1,028 million before tax, which were recorded in Cost of products sold and Other (income) expense.
In connection with the Synthes acquisition, DePuy Orthopaedics, Inc. agreed to divest certain rights and assets related to its trauma business to Biomet, Inc. and completed the initial closing for this transaction in the fiscal second quarter of 2012, including those countries that represented the majority of sales. As of December 30, 2012, the transaction had closed worldwide.
Certain businesses were acquired for $2,797 million in cash and $228 million of liabilities assumed during 2011. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2011 acquisitions included: Crucell N.V., a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide; the over-the-counter brands of J.B. Chemicals & Pharmaceuticals Limited, including RINZA®, Russia's leading multi-symptom cough and cold brand, and DOKTOR MOM®, Russia's number two selling cough brand, as well as several other brands; full ownership of the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. joint venture in the U.S. from Merck Sharp & Dohme Corp; and SterilMed, Inc., a leader in the reprocessing and re-manufacturing of medical devices in the U.S.
The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,657 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $982 million has been identified as the value of IPR&D associated with the acquisition of Crucell N.V.
The IPR&D related to the acquisition of Crucell N.V. of $982 million is associated with vaccines and antibodies that prevent and/or treat infectious diseases. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 14-81% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 16%. During the fiscal second quarter of 2012, the Company recorded a charge of $0.5 billion for the intangible asset write-down and $0.4 billion for the impairment of the in-process research and development related to the Crucell business.
Certain businesses were acquired for $1,269 million in cash and $52 million of liabilities assumed during 2010. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2010 acquisitions included: Acclarent, Inc., a privately held medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat (ENT); RespiVert Ltd., a privately held drug discovery company focused on developing small-molecule, inhaled therapies for the treatment of pulmonary diseases; and Micrus Endovascular LLC, a global developer and manufacturer of minimally invasive devices for hemorrhagic and ischemic stroke.
The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $1,185 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $213 million has been identified as the value of IPR&D associated with the acquisitions of Acclarent, Inc., RespiVert Ltd. and

JOHNSON & JOHNSON 2012 ANNUAL REPORT	53

Micrus Endovascular LLC.
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
The IPR&D related to the acquisition of RespiVert Ltd. was $100 million and is associated with narrow spectrum kinase inhibitors with a unique profile of anti-inflammatory activities as treatments for moderate to severe asthma, Chronic Obstructive Pulmonary Disease (COPD) and Cystic Fibrosis (CF). The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 10-12% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 17%.
The IPR&D related to the acquisition of Micrus Endovascular LLC was $38 million and is associated with ischemic and flow diverter technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 50-75% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%.
With the exception of the Synthes, Inc. acquisition, supplemental pro forma information for 2012, 2011 and 2010 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
During 2012, the Company divestitures included: BYSTOLIC® (nebivolol) IP rights to Forest Laboratories, Inc.; the trauma business of Depuy Orthopaedics, Inc. to Biomet Inc.; the Therakos business to an affiliate of Gores Capital Partners III, L.P.; the sale of certain consumer brands and the RhoGAM® business. In 2012, the gains on the divestitures of businesses were $0.9 billion. During 2011, the Company divestitures included, the Animal Health Business to Elanco, a Division of Eli Lilly, MONISTAT® in Canada, the U.S. and its territories (including Puerto Rico), assets of the Ortho Dermatologics division in the U.S. to subsidiaries of Valeant Pharmaceuticals International, Inc. and the Surgical Instruments Business of Codman & Shurtleff, Inc. In 2011, the gains on the divestitures of businesses were $1.0 billion. During 2010, the Company divestitures included the Breast Care Business of Ethicon Endo-Surgery Inc. The gains on these divestitures were recognized in Other (income)/expense, net.

21.	Legal Proceedings
Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 30, 2012, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals for new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters currently disclosed for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.
In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution in any reporting period of one or more of these matters, either alone or in the aggregate, may have a material adverse effect on the Company's results of operations and cash flows for that period.
PRODUCT LIABILITY

Certain subsidiaries of Johnson & Johnson are involved in numerous product liability cases. The damages claimed are substantial, and while these subsidiaries are confident of the adequacy of the warnings and instructions for use that accompany the products at issue, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability accruals in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. Changes to the accruals may be required in the future as additional information becomes available.
Multiple products of Johnson & Johnson subsidiaries are subject to product liability claims and lawsuits in which claimants seek substantial compensatory and, where available, punitive damages, including LEVAQUIN®, the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, the PINNACLE® Acetabular Cup System, RISPERDAL®,

JOHNSON & JOHNSON 2012 ANNUAL REPORT	54

pelvic meshes, DURAGESIC®/fentanyl patches and TOPAMAX®. As of December 30, 2012, in the U.S. there were approximately 2,100 plaintiffs with direct claims in pending lawsuits regarding injuries allegedly due to LEVAQUIN®, 10,750 with respect to the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, 3,300 with respect to the PINNACLE® Acetabular Cup System, 425 with respect to RISPERDAL®, 4,000 with respect to pelvic meshes, 30 with respect to DURAGESIC®/fentanyl patches and 75 with respect to TOPAMAX®.
In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against DePuy and Johnson & Johnson, and the number of pending lawsuits continues to increase. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Ohio. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom, Canada and Australia. The Company continues to receive information with respect to potential costs associated with this recall. During the fiscal third and fourth quarters of 2012, the Company increased its accruals for the DePuy ASR™ Hip recall program and related product liability after the Company completed an analysis of new information, including the number of expected claims, recently updated revision rates of the recalled products and product liability expense per case. Changes to these accruals may be required in the future as additional information becomes available.
Claims for personal injury have also been made against DePuy and Johnson & Johnson relating to DePuy's PINNACLE® Acetabular Cup System. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Texas. The Company has established a product liability accrual in anticipation of product liability litigation associated with DePuy's PINNACLE® Acetabular Cup System. Changes to this accrual may be required in the future as additional information becomes available.
Claims for personal injury have been made against Ethicon, Inc. (Ethicon) and Johnson & Johnson arising out of Ethicon's pelvic mesh devices used to treat stress urinary incontinence and pelvic organ prolapse. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Southern District of West Virginia. In addition, a class action and several individual personal injury cases have been commenced in Canada and Australia seeking damages for alleged injury resulting from Ethicon's pelvic mesh devices. The Company has established a product liability accrual in anticipation of product liability litigation associated with Ethicon's pelvic mesh products. Changes to this accrual may be required in the future as additional information becomes available.
The Company believes that the ultimate resolution of these matters based on historical and reasonably likely future trends is not expected to have a material adverse effect on the Company's financial position, annual results of operations and cash flows. The resolution in any interim reporting period could have a material impact on the Company's results of operations and cash flows for that period.

INTELLECTUAL PROPERTY

Certain subsidiaries of Johnson & Johnson are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their business. The most significant of these matters are described below.

PATENT INFRINGEMENT

Certain subsidiaries of Johnson & Johnson are involved in lawsuits challenging the coverage and/or validity of the patents on their products. Although these subsidiaries believe that they have substantial defenses to these challenges with respect to all material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could potentially adversely affect the ability of these subsidiaries to sell their products, or require the payment of past damages and future royalties.

Medical Devices and Diagnostics

In October 2004, Tyco Healthcare Group, LP (Tyco) and U.S. Surgical Corporation filed a lawsuit against Ethicon Endo-Surgery, Inc. (EES) in the United States District Court for the District of Connecticut alleging that several features of EES's HARMONIC® Scalpel infringed four Tyco patents. In October 2007, on motions for summary judgment prior to the initial trial, a number of claims were found invalid and a number were found infringed. However, no claim was found both valid and infringed. Trial commenced in December 2007, and the Court dismissed the case without prejudice on grounds that Tyco did not own the patents in suit. The dismissal without prejudice was affirmed on appeal. In January 2010, Tyco filed another complaint in the United States District Court for the District of Connecticut asserting infringement of three of the four patents

JOHNSON & JOHNSON 2012 ANNUAL REPORT	55

from the previous lawsuit and adding new products. Tyco is seeking monetary damages and injunctive relief. The case was tried in July 2012, and the parties are awaiting a decision from the Court.
In October 2007, Bruce Saffran (Saffran) filed a patent infringement lawsuit against Johnson & Johnson and Cordis Corporation (Cordis) in the United States District Court for the Eastern District of Texas alleging infringement on U.S. Patent No. 5,653,760. In January 2011, a jury returned a verdict finding that Cordis's sales of its CYPHER® Stent willfully infringed the '760 patent. The jury awarded Saffran $482 million. In March 2011, the Court entered judgment against Cordis in the amount of $593 million, representing the jury verdict, plus $111 million in pre-judgment interest. Cordis has appealed the judgment. Oral argument was heard in December 2012, and a decision from the Court of Appeals is pending. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the case.
In November 2007, Roche Diagnostics Operations, Inc., et al. (Roche) filed a patent infringement lawsuit against LifeScan, Inc. (LifeScan) in the United States District Court for the District of Delaware, accusing LifeScan's entire OneTouch® line of blood glucose monitoring systems of infringement of two patents related to the use of microelectrode sensors. In September 2009, LifeScan obtained a favorable ruling on claim construction that precluded a finding of infringement. The Court entered judgment against Roche in July 2010 and Roche appealed.  The Court of Appeals reversed the District Court's ruling on claim construction and remanded the case to the District Court for new findings on the issue. The parties are awaiting a ruling on claim construction. Roche is seeking monetary damages and injunctive relief.
In June 2009, Rembrandt Vision Technologies, L.P. (Rembrandt) filed a patent infringement lawsuit against Johnson & Johnson Vision Care, Inc. (JJVC) in the United States District Court for the Eastern District of Texas alleging that JJVC's manufacture and sale of its ACUVUE®ADVANCE® and ACUVUE® OASYS® Hydrogel Contact Lenses infringe their U.S. Patent No. 5,712,327 (the Chang patent). Rembrandt is seeking monetary relief. The case was transferred to the United States District Court for the Middle District of Florida. In May 2012, the jury returned a verdict holding that neither of the accused lenses infringe the '327 patent. Rembrandt has filed an appeal with the United States Court of Appeals for the Federal Circuit.
In November 2011, Howmedica Osteonics Corp. (Howmedica) and Stryker Ireland Ltd. (Stryker) filed a patent infringement lawsuit against DePuy Orthopaedics, Inc. (DePuy) in the United States District Court for the District of New Jersey alleging infringement by DePuy's PINNACLE® Acetabular Cup System and DURALOC® Acetabular Cup System of a patent relating to a dual-locking mechanism feature in an acetabular cup system. Howmedica and Stryker are seeking monetary damages and injunctive relief. DePuy filed its answer in February 2012 and filed a counterclaim asserting that Stryker's Trident Acetabular Hip System infringes DePuy's U.S. Patent No. 6,610,097. DePuy is seeking damages and injunctive relief from Howmedica and Stryker.
In May 2012, Medtronic Minimed, Inc., Medtronic Puerto Rico Operations Co. and MiniMed Distribution Corp. (collectively, Medtronic Minimed) filed a patent infringement lawsuit against Animas Corporation in the United States District Court for the Central District of California alleging that Animas' OneTouch® Ping® Glucose Management System infringes nine of their patents.  Medtronic Minimed is seeking monetary damages and injunctive relief.
In June 2012, DePuy Orthopaedics, Inc. (DePuy) filed a declaratory judgment action against Orthopaedic Hospital (OH) in the United States District Court for the Northern District of Indiana seeking a declaration of the parties' rights and obligations under a Patent Rights and License Agreement between the parties related to development of a polyethylene material. OH has claimed that DePuy owes royalties on products made with anti-oxidant polyethylene. DePuy disputes that it owes such royalties to OH and is thus seeking a declaration from the Court on disputed contractual provisions. After DePuy filed the declaratory judgment action, OH filed a separate suit on the same subject matter in the United States District Court for the Central District of California, and moved for consolidation with the California case.

Pharmaceutical

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor, Inc. (Centocor) (now Janssen Biotech, Inc. (JBI)) in the United States District Court for the District of Massachusetts alleging that SIMPONI® infringes Abbott's U.S. Patent Nos. 7,223,394 and 7,541,031 (the Salfeld patents). Abbott is seeking monetary damages and injunctive relief. In April 2012, the parties participated in an arbitration on the issue of JBI's defense that Abbott is equitably estopped from asserting the patents. In May 2012, the arbitrator rejected JBI's defense. The case has been reinstated in the District Court and fact discovery is ongoing.
In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against Centocor (now JBI) in the United States District Court for the District of Massachusetts alleging that STELARA® infringes two United States patents assigned to Abbott GmbH. JBI filed a complaint in the United States District Court for the District of Columbia for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents, as well as a Complaint for Review of a Patent Interference Decision that granted priority of invention on one of the two asserted patents to Abbott GmbH. The cases have been transferred from the District of Columbia to the District of Massachusetts. Trial was held in September 2012 with a jury verdict in favor of Centocor, invalidating Abbott's patent claims. Post-trial briefing has been completed and the parties are awaiting a decision. Also in August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement lawsuit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH's

JOHNSON & JOHNSON 2012 ANNUAL REPORT	56

Canadian patent. A trial is scheduled for December 2013 in the Canadian Case. In addition to the U.S. and Canadian litigations, in August 2012, Abbott filed patent infringement lawsuits in the Netherlands, Switzerland and Germany. In each of the above cases, Abbott is seeking monetary damages and injunctive relief.

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDAs)

The following summarizes lawsuits pending against generic companies that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of Johnson & Johnson prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiaries are not successful in these actions, or the statutory 30-month stays expire before the United States District Court rulings are obtained, the third-party companies involved will have the ability, upon approval of the United States Food and Drug Administration (FDA), to introduce generic versions of the products at issue, resulting in very substantial market share and revenue losses for those products.
CONCERTA®

A number of generic companies have filed ANDAs seeking approval to market generic versions of CONCERTA®. In September 2011, a settlement agreement was entered into with Kremers-Urban, LLC and KUDCO Ireland, Ltd. (collectively, KUDCO) pursuant to which KUDCO was granted a license under the patent-in-suit to market its generic version of CONCERTA® starting on July 1, 2012, if and when KUDCO obtains FDA approval.
In November 2010, ALZA Corporation (ALZA) and Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) (now Janssen Pharmaceuticals, Inc. (JPI)) filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Impax Laboratories, Inc. (Impax), Teva Pharmaceuticals USA, Inc., and Teva Pharmaceutical Industries Ltd. (collectively, Teva) in response to Impax and Teva's filing of a major amendment to its ANDA seeking approval to market a generic version of CONCERTA® before the expiration of ALZA and JPI's patent relating to CONCERTA®. Impax and Teva filed counterclaims alleging non-infringement and invalidity. In May 2011, ALZA and JPI filed a second lawsuit against Teva in response to Teva's filing of a second major amendment to its ANDA seeking approval to market additional dosage strengths of its generic CONCERTA® product before the expiration of ALZA and JPI's patent relating to CONCERTA®. In each of the above cases, ALZA and JPI sought an Order enjoining the defendants from marketing its generic version of CONCERTA® prior to the expiration of ALZA and JPI's CONCERTA® patent. In September 2012, a settlement agreement was entered into with Impax and Teva pursuant to which those parties were granted a license under the patent-in-suit to market their generic version of CONCERTA® starting July 14, 2013 (or earlier under certain circumstances), if and when they obtain FDA approval.
ORTHO TRI-CYCLEN® LO

A number of generic companies have filed ANDAs seeking approval to market generic versions of ORTHO TRI-CYCLEN® LO. In February 2012, JPI and Watson Laboratories, Inc. and Watson Pharmaceuticals, Inc. (collectively, Watson) entered into a settlement agreement. Pursuant to the settlement agreement, the parties entered into a supply agreement whereby JPI will supply to Watson a combinational oral contraceptive containing certain specified compounds from December 31, 2015 (or earlier under certain circumstances) through the expiration of the '815 patent on December 6, 2019. In addition, in the event Watson does not wish to exercise its rights under the supply agreement, JPI has granted Watson a license to market Watson's ANDA product from December 31, 2015 (or earlier under certain circumstances) through December 6, 2019.
In January 2010, OMJPI (now JPI) filed a patent infringement lawsuit against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin) in the United States District Court for the District of New Jersey in response to Lupin's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of JPI's patent relating to ORTHO TRI-CYCLEN® LO (the OTCLO patent). Lupin filed a counterclaim alleging invalidity of the patent. Trial concluded in June 2012, and in September 2012, the Court issued a decision in favor of JPI. In particular, the Court ordered that the effective date of the approval of Lupin's ANDA (which had previously been approved) be not earlier than the expiration of the OTCLO patent. Lupin has appealed the decision to the Court of Appeals for the Federal Circuit. Oral argument was heard in February 2013, and the Court's decision is pending.
In November 2010, OMJPI (now JPI) filed a patent infringement lawsuit against Mylan Inc. and Mylan Pharmaceuticals, Inc. (collectively, Mylan), and Famy Care, Ltd. (Famy Care) in the United States District Court for the District of New Jersey in response to Famy Care's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. Mylan and Famy Care filed counterclaims alleging invalidity of the patent. In November 2012, JPI and Mylan entered into a settlement agreement pursuant to which Mylan was granted a license under the OTCLO patent to market its generic version of ORTHO TRI-CYCLEN® LO starting December 31, 2015 (or earlier under certain circumstances), if and when they obtain FDA approval.
In October 2011, JPI filed a patent infringement lawsuit against Sun Pharma Global FZE and Sun Pharmaceutical Industries (collectively, Sun) in the United States District Court for the District of New Jersey in response to Sun's ANDA

JOHNSON & JOHNSON 2012 ANNUAL REPORT	57

seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent.
In May 2012, JPI filed a patent infringement lawsuit against Haupt Pharma, Inc., Ranbaxy Laboratories Limited and Ranbaxy Inc. (collectively, Haupt) in the United States District Court for the District of New Jersey in response to Haupt's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. In December 2012, JPI and Haupt entered into a settlement agreement pursuant to which Haupt was granted a license under the OTCLO patent to market its generic version of ORTHO TRI-CYCLEN® LO starting December 31, 2015 (or earlier under certain circumstances), if and when they obtain FDA approval.
In August 2012, JPI filed a patent infringement lawsuit against Glenmark Generics Ltd. and Glenmark Generics Inc., USA (collectively, Glenmark) in the United States District Court for the District of New Jersey in response to Glenmark's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. In November 2012, a settlement agreement was entered into with Glenmark pursuant to which Glenmark was granted a license under the OTCLO patent to market its generic version of ORTHO TRI-CYCLEN® LO starting December 31, 2015 (or earlier under certain circumstances), if and when they obtain FDA approval.
In each of the above cases, JPI sought or is seeking an Order enjoining the defendants from marketing their generic versions of ORTHO TRI-CYLCEN® LO before the expiration of the OTCLO patent.

PREZISTA®

A number of generic companies have filed ANDAs seeking approval to market generic versions of PREZISTA®. In November 2010, Tibotec, Inc. (now Tibotec, LLC) and Tibotec Pharmaceuticals (now Janssen R&D Ireland) (collectively, Tibotec) filed a patent infringement lawsuit against Lupin, Ltd., Lupin Pharmaceuticals, Inc. (collectively, Lupin), Mylan, Inc. and Mylan Pharmaceuticals, Inc. (collectively, Mylan) in the United States District Court for the District of New Jersey in response to Lupin's and Mylan's respective ANDAs seeking approval to market generic versions of Tibotec's PREZISTA® product before the expiration of Tibotec's patent relating to PREZISTA®. Lupin and Mylan each filed counterclaims alleging non-infringement and invalidity. In July 2011, Tibotec filed another patent infringement lawsuit against Lupin in the United States District Court for the District of New Jersey in response to Lupin's supplement to its ANDA to add new dosage strengths for its proposed product. In August 2011, Tibotec and G.D. Searle & Company (G.D. Searle) filed a patent infringement lawsuit against Lupin and Mylan in response to their notice letters advising that their ANDAs are seeking approval to market generic versions of Tibotec's PREZISTA® product before the expiration of two patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle.
In March 2011, Tibotec and G.D. Searle filed a patent infringement lawsuit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey in response to Teva's ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Tibotec either owns or exclusively licenses from G.D. Searle.
In March 2011, Tibotec filed a patent infringement lawsuit against Hetero Drugs, Ltd. Unit III and Hetero USA Inc. (collectively, Hetero) in the United States District Court for the District of New Jersey in response to Hetero's ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle. In July 2011, upon agreement by the parties, the Court entered a stay of the lawsuit pending a final decision in the lawsuit against Teva with respect to the validity and/or enforceability of the patents that Tibotec licenses from G.D. Searle, with Hetero agreeing to be bound by such final decision.
In September 2011, the Court consolidated the above lawsuits, as well as lawsuits brought by the United States Government against each of the defendants for infringement of a United States Government-owned patent relating to PREZISTA®, for purposes of pre-trial discovery and trial, with the proviso that after discovery is completed, any party can move to have the cases de-consolidated for trial.
In May and June 2012, Janssen Products, LP and Janssen R&D Ireland (collectively, Janssen) and G.D. Searle filed a patent infringement lawsuit against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of newly issued United States Reissue Patent No. Re42,889, which Janssen exclusively licenses from G.D. Searle. In August 2012, Janssen and G.D. Searle filed a patent infringement lawsuit against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of newly issued United States Reissue Patent No. Re43,596, which Janssen exclusively licenses from G.D. Searle. These cases have been consolidated with the above lawsuits. In October 2012, Janssen filed a motion to file a Supplemental Complaint against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of United States Patent Nos. 7,772,411 (Mylan only), 7,126,015 (Lupin and Teva only) and 7,595,408 (Lupin and Teva only). In January 2013, the Court permitted these three additional patents to be added to the consolidated action.
In each of the above lawsuits, Tibotec and Janssen are seeking an Order enjoining the defendants from marketing their generic versions of PREZISTA® before the expiration of the relevant patents.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	58

OTHER INTELLECTUAL PROPERTY MATTERS

In September 2009, Centocor Ortho Biotech Products, L.P. (now Janssen Products, LP (JPLP)) intervened in an inventorship lawsuit filed by the University of Kansas Center for Research, Inc. (KUCR) against the United States of America (USA) in the United States District Court for the District of Kansas. KUCR alleges that two KUCR scientists should be added as inventors on two USA-owned patents relating to VELCADE®. The USA licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc. (MPI), who in turn sublicensed the patents (and their foreign counterparts) to JPLP for commercial marketing outside the United States. In July 2010, the parties reached a settlement agreement to resolve the disputes in this case and submitted the inventorship issue to arbitration, the outcome of which would determine whether pre-specified payments would be made to KUCR, but will not affect JPLP's right to market VELCADE®. The arbitration took place in December 2011 and a decision in favor of KUCR was issued in March 2012. As a result, JPLP will be required to make the aforementioned pre-specified payments to KUCR.
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
In January 2011, Genentech, Inc. (Genentech) initiated an arbitration against UCB Celltech (Celltech) seeking damages for allegedly cooperating with Centocor, Inc. (now Janssen Biotech, Inc. (JBI)) to improperly terminate a prior agreement in which JBI was sublicensed under Genentech's Cabilly patents to sell REMICADE®. JBI has an indemnity agreement with Celltech, and Celltech asserted that JBI would be liable for any damages Celltech may be required to pay Genentech in that arbitration. Following an arbitration hearing in June 2012, the arbitrators issued a decision finding no liability for Celltech, and therefore, JBI is not liable for any potential indemnity claim. JBI has moved to recover its attorneys fees, costs and expenses.
In March 2012, Noramco, Inc. (Noramco) moved to intervene in three patent infringement lawsuits filed in the United States District Court for the Southern District of New York (SDNY) by Purdue Pharma L.P. and others (Purdue) against Noramco oxycodone customers, Impax Laboratories, Inc. (Impax), Teva Pharmaceuticals USA, Inc. (Teva) and Amneal Pharmaceuticals, LLC (Amneal). In February 2013, Noramco appeared on behalf of Noramco customers Watson Laboratories, Inc. - Florida and Andrx Labs, LLC (collectively, Watson/Andrx) in a similar lawsuit filed by Purdue in the SDNY. The lawsuits are in response to the defendants' respective ANDAs seeking approval to market generic extended release oxycodone products before the expiration of certain Purdue patents. Three of the asserted patents relate to oxycodone and processes for making oxycodone, and Noramco has agreed to defend the lawsuits on behalf of Impax, Teva, Amneal and Watson/Andrx. Although Noramco did not participate, in November 2012, a trial in a lawsuit brought by Purdue against another Noramco customer, Actavis Elizabeth, LLC (Actavis), took place. Because the active ingredient at issue in the Actavis lawsuit is the same as the active ingredient at issue in the above lawsuits, the District Court's decision in the Actavis case may affect those lawsuits. A decision from the District Court in the Actavis case is pending.
In August 2012, Dr. James M. Swanson (Swanson) filed a lawsuit against ALZA Corporation (ALZA) in the Northern District of California seeking to be added as an inventor on two ALZA-owned patents relating to CONCERTA®.  Alternatively, Dr. Swanson has alleged that the patents-in-suit are invalid and/or unenforceable as a result of ALZA's alleged omission of Dr. Swanson as a named inventor on the patents. Dr. Swanson is seeking damages and an award of unjust enrichment. ALZA filed a motion to dismiss Swanson's claims and oral argument is scheduled for February 2013.

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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	59

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
AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Several state cases against certain subsidiaries of Johnson & Johnson have been settled, including Kentucky, which had been set for trial in January 2012 and Kansas which had been set for trial in March 2013. Louisiana and Mississippi are set for trial in October 2013, Illinois is set for trial in May 2014, and Alaska is set for trial in July 2014. Other state cases are likely to be set for trial in due course. In addition, an AWP case against the J&J AWP Defendants brought by the Commonwealth of Pennsylvania was tried in Commonwealth Court in October and November 2010. The Court found in the Commonwealth's favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law (“UTPL”), entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the J&J AWP Defendants' favor on the Commonwealth's claims of unjust enrichment, misrepresentation/fraud, civil conspiracy, and on certain of the Commonwealth's claims under the UTPL. The J&J AWP Defendants have appealed the Commonwealth Court's UTPL ruling to the Pennsylvania Supreme Court. The Company believes that the J&J AWP Defendants have strong arguments supporting their appeal. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the verdict.

RISPERDAL®

In January 2004, Janssen Pharmaceutica Inc. (Janssen Pharmaceutica) (now Janssen Pharmaceuticals, Inc. (JPI)) received a subpoena from the Office of the Inspector General of the United States Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® from 1997 to 2002. Documents subsequent to 2002 have also been requested by the Department of Justice. An additional subpoena seeking information about marketing of, and adverse reactions to, RISPERDAL® was received from the United States Attorney's Office for the Eastern District of Pennsylvania in November 2005. Numerous subpoenas seeking testimony from various witnesses before a grand jury were also received. JPI cooperated in responding to these requests for documents and witnesses. The United States Department of Justice and the United States Attorney's Office for the Eastern District of Pennsylvania (the Government) are continuing to actively pursue both criminal and civil actions. In February 2010, the Government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®. The focus of these matters is the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The Government has notified JPI that there are also pending qui tam actions alleging off-label promotion of RISPERDAL®. The Government informed JPI that it will intervene in these qui tam actions and file a superseding complaint.
In 2011, discussions to resolve criminal penalties under the Food Drug and Cosmetic Act related to the promotion of RISPERDAL® resulted in an agreement in principle with the United States Attorney's Office for the Eastern District of Pennsylvania on key issues relevant to a disposition of criminal charges pursuant to a single misdemeanor violation of the Food Drug and Cosmetic Act, but certain issues remain open before a settlement can be finalized. During 2011, the Company accrued amounts to cover the financial component of the proposed criminal settlement.
In 2012, the Company also reached an agreement in principle with the United States Department of Justice to settle three pending civil False Claims Act matters that are pending in (1) the Eastern District of Pennsylvania concerning sales and marketing of RISPERDAL® and INVEGA®; (2) the Northern District of California regarding the sales and marketing of NATRECOR®, discussed separately below; and (3) the District of Massachusetts alleging that the defendants provided the Omnicare, Inc. (Omnicare) long-term care pharmacy with rebates and other payments regarding RISPERDAL® and other products, discussed separately below. Assuming these agreements are finalized, they will resolve the federal government's claims under the federal False Claims Act, resolve all pending state and federal government litigation regarding Omnicare and NATRECOR®, and settle the RISPERDAL® Medicaid-related claims for those states that opt into the settlement. With the tentative settlement agreements described above, issues remain open that must be resolved before the settlements can be finalized.
The Company has accrued amounts, including an additional accrual made in the second quarter of 2012, to cover these tentative settlement agreements. However, the settlements will not resolve all pending state litigation matters regarding RISPERDAL®, and some states may elect to opt out of the settlements. To the extent any state has a claim and has or will elect to opt out of these settlements, the Company has accrued an amount equal to what that state would receive if it was participating in the settlements. Among other states, Arkansas, Louisiana and South Carolina are not expected to participate in the settlements (as discussed below). Because the Company believes there are strong arguments on appeal in those cases, the Company has only accrued an amount equal to what these states would receive if they participated in the settlements.
In addition, the Attorneys General of multiple states, including Alaska, Arkansas, Louisiana, Massachusetts, Mississippi,

JOHNSON & JOHNSON 2012 ANNUAL REPORT	60

Montana, New Mexico, South Carolina, and Utah, have pending actions against Janssen Pharmaceutica (now JPI) seeking one or more of the following remedies: reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, damages for “overpayments” by the state and others, violations of state consumer fraud statutes, punitive damages, or other relief relating to alleged unfair business practices. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. In January 2012, JPI settled a lawsuit filed by the Attorney General of Texas. In April 2012, in the lawsuit brought by the Attorney General of Arkansas, the jury found against both JPI and Johnson & Johnson, and the Court imposed penalties in the amount of approximately $1.2 billion. JPI and Johnson & Johnson have filed an appeal and believe that they have strong arguments supporting the appeal. In January 2013, the same court awarded attorney fees of approximately $180 million. This judgment will also be appealed.
The Attorney General of West Virginia commenced suit in 2004 against Janssen Pharmaceutica (now JPI) based on claims of alleged consumer fraud as to DURAGESIC®, as well as RISPERDAL®. JPI was found liable and damages were assessed at $4.5 million. JPI filed an appeal, and in November 2010, the West Virginia Supreme Court reversed the trial court's decision. In December 2010, the Attorney General of West Virginia dismissed the case as it related to RISPERDAL® without any payment. Thereafter, JPI settled the case insofar as it related to DURAGESIC®.
In 2004, the Attorney General of Louisiana filed a multi-count Complaint against Janssen Pharmaceutica (now JPI). Johnson & Johnson was later added as a defendant. The case was tried in October 2010. The issue tried to the jury was whether Johnson & Johnson or JPI had violated the State's Medicaid Fraud Act (the Act) through misrepresentations allegedly made in the mailing of a November 2003 Dear Health Care Professional letter regarding RISPERDAL®. The jury returned a verdict that JPI and Johnson & Johnson had violated the Act and awarded $257.7 million in damages. The trial judge subsequently awarded the Attorney General counsel fees and expenses in the amount of $73 million. In August 2012, an interlocutory appellate court affirmed the judgment. In January 2013, the Louisiana Supreme Court accepted Johnson & Johnson and JPI's request for appeal. Oral argument on the appeal has been set for March 2013.
In 2007, the Office of General Counsel of the Commonwealth of Pennsylvania filed a lawsuit against Janssen Pharmaceutica (now JPI) on a multi-Count Complaint related to Janssen Pharmaceutica's sale of RISPERDAL® to the Commonwealth's Medicaid program. The trial occurred in June 2010. The trial judge dismissed the case after the close of the plaintiff's evidence. The Commonwealth filed an appeal in April 2011, and in July 2012, the Pennsylvania Appeals Court upheld the dismissal of the Commonwealth's case.
In 2007, the Attorney General of South Carolina filed a lawsuit against Johnson & Johnson and Janssen Pharmaceutica (now JPI) on several counts. In March 2011, the matter was tried on liability only, at which time the lawsuit was limited to claims of violation of the South Carolina Unfair Trade Practice Act, including, among others, questions of whether Johnson & Johnson or JPI engaged in unfair or deceptive acts or practices in the conduct of any trade or commerce by distributing the November 2003 Dear Health Care Professional letter regarding RISPERDAL® or in their use of the product's FDA-approved label. The jury found in favor of Johnson & Johnson and against JPI. In June 2011, the Court awarded civil penalties of approximately $327.1 million. JPI has appealed this judgment and the Company believes it has strong arguments supporting the appeal. Oral argument on the appeal has been set before the South Carolina Supreme Court for March 2013.
The Attorneys General of approximately 40 other states and the District of Columbia indicated an interest in pursuing similar litigation against JPI, and obtained a tolling agreement staying the running of the statute of limitations while they pursued an investigation of JPI regarding potential consumer fraud actions in connection with the marketing of RISPERDAL®. In September 2012, JPI settled with 36 of the states and the District of Columbia non-Medicaid claims in connection with the sales and marketing of RISPERDAL® and INVEGA® for a total of approximately $181 million, an amount which had been previously accrued.
In the Company's opinion, the ultimate resolution of any of the above RISPERDAL® matters is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period could have a material impact on the Company's results of operations and cash flows for that period.

OMNICARE

In September 2005, Johnson & Johnson received a subpoena from the United States Attorney's Office for the District of Massachusetts, seeking documents related to the sales and marketing of eight drugs to Omnicare, Inc. (Omnicare), a manager of pharmaceutical benefits for long-term care facilities. In April 2009, Johnson & Johnson and certain of its pharmaceutical subsidiaries were served in two civil qui tam cases asserting claims under the Federal False Claims Act and related state law claims alleging that the defendants provided Omnicare with rebates and other alleged kickbacks, causing Omnicare to file false claims with Medicaid and other government programs. In January 2010, the government intervened in both of these cases, naming Johnson & Johnson, Ortho-McNeil-Janssen Pharmaceuticals, Inc. (now Janssen Pharmaceuticals, Inc. (JPI)), and Johnson & Johnson Health Care Systems Inc. as defendants. Subsequently, the Commonwealth of Massachusetts, Virginia, and Kentucky, and the States of California and Indiana intervened in the action. In February 2011, the United States District Court for the District of Massachusetts dismissed one qui tam case entirely and dismissed the other case in part, rejecting allegations that the defendants had violated their obligation to report its “best price” to health care program officials. The claims of the

JOHNSON & JOHNSON 2012 ANNUAL REPORT	61

United States and individual states remain pending. In June 2012, the parties were granted their joint motion to stay the case pending resolution of the potential settlement discussed in the RISPERDAL® section above.
In November 2005, a lawsuit was filed by Scott Bartz, a former employee, in the United States District Court for the Eastern District of Pennsylvania against Johnson & Johnson and certain of its pharmaceutical subsidiaries (the J&J Defendants), along with co-defendants McKesson Corporation (McKesson) and Omnicare, Inc. In February 2011, the plaintiff filed an amended complaint. Thereafter, on the J&J Defendants' motion, the case was transferred to the United States District Court for the District of Massachusetts, where it is currently pending. The amended complaint alleges a variety of causes of action under the Federal False Claims Act and corresponding state and local statutes, including that the J&J Defendants engaged in various improper transactions that were allegedly designed to report false prescription drug prices to the federal government in order to reduce the J&J Defendants' Medicaid rebate obligations. The complaint further alleges that the J&J Defendants improperly retaliated against the plaintiff for having raised these allegations internally. Bartz seeks multiple forms of relief, including damages and reinstatement to a position with the same seniority status. The J&J Defendants subsequently moved to dismiss the complaint in May 2011. In March 2012, the District Court dismissed Bartz's claims under the Federal False Claims Act, and declined to exercise supplemental jurisdiction over numerous related claims under state false claims act statutes. The District Court, however, denied the dismissal motion with regard to Bartz's claims that he was retaliated against in violation of the Federal False Claims Act and in violation of New Jersey's Conscientious Employee Protection Act. In February 2013, the parties entered into a settlement agreement to resolve all of Bartz's claims and filed a joint motion to dismiss the lawsuit, with prejudice; the District Court granted the motion to dismiss all claims.

MCNEIL CONSUMER HEALTHCARE

Starting in June 2010, McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare) and certain affiliates, including Johnson & Johnson (the Companies), received grand jury subpoenas from the United States Attorney's Office for the Eastern District of Pennsylvania requesting documents broadly relating to recalls of various products of McNeil Consumer Healthcare, and the FDA inspections of the Fort Washington, Pennsylvania and Lancaster, Pennsylvania manufacturing facilities, as well as certain documents relating to recalls of a small number of products of other subsidiaries. In addition, in February 2011, the government served McNEIL-PPC, Inc. (McNEIL-PPC) with a Civil Investigative Demand seeking records relevant to its investigation to determine if there was a violation of the Federal False Claims Act. The Companies are cooperating with the United States Attorney's Office in responding to these subpoenas.
The Companies have also received Civil Investigative Demands from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to cooperate with these inquiries. In January 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC and McNeil Healthcare LLC in state court alleging civil violations of the Oregon Unlawful Trade Practices Act relating to an earlier recall of a McNeil OTC product. In November 2012, the state court granted a motion by the Companies to dismiss Oregon's complaint in its entirety, with prejudice.  In December 2012, Oregon filed a Notice of Appeal in the Court of Appeals of the State of Oregon.
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
The consent decree, which is subject to ongoing enforcement by the Court, requires McNEIL-PPC to take enhanced measures to remediate the three facilities. The Fort Washington facility, which was voluntarily shut down in April 2010, will remain shut down until a third-party consultant certifies that its operations will be in compliance with applicable law, and the FDA concurs with the third-party certification. The Lancaster and Las Piedras facilities may continue to manufacture and distribute drugs, provided that a third party reviews manufacturing records for selected batches of drugs released from the facilities, and certifies that any deviations reviewed do not adversely affect the quality of the selected batches. McNEIL-PPC submitted a workplan to the FDA for remediation of the Lancaster and Las Piedras facilities, and that plan was approved by the FDA in October 2012. Third-party batch record review may cease if the FDA has stated that the facilities appear to be in compliance with applicable law. Each facility is subject to a five-year audit period by a third party after the facility has been deemed by the FDA to be in apparent compliance with applicable law.

OTHER

In July 2005, Scios Inc. (Scios) received a subpoena from the United States Attorney's Office for the District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. In August 2005, Scios was advised that the investigation would be handled by the United States Attorney's Office for the Northern District of California in San Francisco. In February 2009, two qui tam complaints were unsealed in the United States District Court for the Northern District of California, alleging, among other things, improper activities in the promotion of NATRECOR®. In June 2009, the United States government intervened in one of the qui tam actions, and filed a complaint against Scios and Johnson & Johnson seeking relief

JOHNSON & JOHNSON 2012 ANNUAL REPORT	62

under the Federal False Claims Act and asserting a claim of unjust enrichment. In October 2011, the criminal matter was resolved. The civil case has been stayed pending resolution of the potential settlement discussed in the RISPERDAL® section above.
In June 2008, Johnson & Johnson received a subpoena from the United States Attorney's Office for the District of Massachusetts relating to the marketing of biliary stents by Cordis Corporation (Cordis). In February 2012, the government informed Cordis that it was closing its investigation. In addition, in January 2010, a complaint was unsealed in the United States District Court for the Northern District of Texas, filed by Kevin Colquitt, seeking damages against Cordis and other parties for alleged violations of the Federal False Claims Act and several similar state laws in connection with the marketing of biliary stents. The United States Department of Justice and several states declined to intervene. In January 2013, the Court granted Cordis's motion to dismiss the claims against Cordis, with prejudice. Plaintiff has appealed.
In September 2011, Synthes, Inc. (Synthes) received a Civil Investigative Demand issued pursuant to the False Claims Act from the United States Attorney's Office for the Eastern District of Pennsylvania. The Demand sought information regarding allegations that fellowships had been offered to hospitals in exchange for agreements to purchase products. Synthes has produced documents and information in response to the Demand and is cooperating with the inquiry.
In October 2011, the European Commission (EC) announced that it opened an investigation concerning an agreement between Janssen-Cilag B.V. (Janssen-Cilag) and Sandoz B.V. relating to the supply of fentanyl patches in The Netherlands and whether the agreement infringes European competition law. In January 2013, the EC issued a Statement of Objections setting out facts regarding a potential violation of EU antitrust laws. Janssen-Cilag is preparing a response to the Statement of Objections.
In April 2012, Janssen Pharmaceuticals, Inc. (JPI) received a letter requesting certain documents from the United States Department of Justice relating to the marketing and promotion of DORIBAX®. JPI has provided documents and continues to cooperate with this government inquiry.
In May 2012, Acclarent, Inc. (Acclarent) received a subpoena from the United States Attorney's Office for the District of Massachusetts requesting documents broadly relating to the sales, marketing and promotion by Acclarent of RELIEVA STRATUS™ MicroFlow Spacer products. Acclarent is cooperating with the United States Attorney's Office in responding to the subpoena.
In August 2012, DePuy Orthopaedics, Inc., DePuy, Inc. (now DePuy Synthes, Inc. (DePuy Synthes)), and Johnson & Johnson Services, Inc. received an informal request from the United States Attorney's Office for the District of Massachusetts and the Civil Division of the United States Department of Justice for the production of materials relating to the ASR™ XL Hip device.  The government has since made additional informal requests for the production of documents as to the device. The government is investigating whether any person or entity submitted or caused to be submitted false claims or false statements affecting federal health care programs in connection with the marketing and use of the ASR™ XL Hip device.  DePuy Orthopaedics, Inc., DePuy Synthes, and Johnson & Johnson Services, Inc. have voluntarily produced documents in response to the government's informal requests and are fully cooperating with the government's civil investigation.
In October 2012, Johnson & Johnson was contacted by the California Attorney General's office regarding a multi-state Attorney General investigation of the marketing of surgical mesh products for hernia and urogynecological purposes by Johnson & Johnson subsidiaries. Johnson & Johnson and its subsidiaries have since entered into a tolling agreement with the 42 states participating in the multi-state investigation.
In December 2012, Therakos, Inc. (Therakos), formerly a subsidiary of Johnson & Johnson and part of the Ortho-Clinical Diagnostics, Inc. (OCD) franchise, received a letter from the civil division of the United States Attorney's Office for the Eastern District of Pennsylvania informing Therakos that the United States Attorney's Office was investigating the sales and marketing of UVADEX® (methoxsalen) and the UVAR XTS® System during the period 2000 to the present. The United States Attorney's Office requested that OCD and Johnson & Johnson preserve documents that could relate to the investigation. Therakos was subsequently acquired by an affiliate of Gores Capital Partners III, L.P. OCD and Johnson & Johnson retain certain liabilities that may result from the investigation for activity that occurred prior to the sale of Therakos, and have taken appropriate steps to retain potentially relevant documents and will cooperate with the United States Attorney's Office's investigation with respect to such activity.
In recent years, Johnson & Johnson has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the policy of Johnson & Johnson to cooperate with these inquiries by producing the requested information.

GENERAL LITIGATION

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

JOHNSON & JOHNSON 2012 ANNUAL REPORT	63

those plaintiffs filed a new consolidated class action against Johnson & Johnson and Janssen, L.P. (now Janssen Pharmaceuticals, Inc.); and in March 2011, that action was dismissed. In April 2011, one of those plaintiffs filed a notice of appeal with the United States Court of Appeals for the Third Circuit. That appeal was dismissed in July 2011.
In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the United States Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. OCD complied with the subpoena. In February 2011, OCD received a letter from the Antitrust Division indicating that it had closed its investigation in November 2010. In June 2009, following the public announcement that OCD had received a grand jury subpoena, multiple class action complaints were filed against OCD by direct purchasers seeking damages for alleged price fixing. The various cases were consolidated for pre-trial purposes in the United States District Court for the Eastern District of Pennsylvania as In re Blood Reagent Antitrust Litigation. In August 2012, the District Court granted a motion filed by Plaintiffs for class certification. OCD requested interlocutory review of the class certification decision, and in October 2012, the Appellate Court granted OCD's petition for interlocutory review.
In April 2010, a putative class action lawsuit was filed in the United States District Court for the Northern District of California by representatives of nursing home residents or their estates against Johnson & Johnson, Omnicare, Inc. (Omnicare), and other unidentified companies or individuals. In February 2011, Plaintiffs filed a second amended complaint asserting that certain rebate agreements between Johnson & Johnson and Omnicare increased the amount of money spent on pharmaceuticals by the nursing home residents and violated the Sherman Act and the California Business & Professions Code. The second amended complaint also asserted a claim of unjust enrichment. Plaintiffs sought multiple forms of monetary and injunctive relief. Johnson & Johnson moved to dismiss the second amended complaint in March 2011. The Court granted the motion in its entirety in August 2011, dismissing all claims asserted by Plaintiffs. In October 2011, the Court dismissed the action with prejudice. The plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit in November 2011.  In February 2012, Plaintiffs stipulated to a voluntary dismissal of the matter, with prejudice.  Pursuant to the terms of the stipulation, the Ninth Circuit dismissed the case in its entirety in March 2012.
Starting in May 2010, multiple complaints seeking class action certification related to the McNeil recalls have been filed against McNeil Consumer Healthcare and certain affiliates, including Johnson & Johnson, in the United States District Court for the Eastern District of Pennsylvania, the Northern District of Illinois, the Central District of California, the Southern District of Ohio and the Eastern District of Missouri. These consumer complaints allege generally that purchasers of various McNeil medicines are owed monetary damages and penalties because they paid premium prices for defective medications rather than less expensive alternative medications. All but one complaint seeks certification of a nation-wide class of purchasers of these medicines, whereas one complaint, the Harvey case, seeks certification of a class of MOTRIN® IB purchasers in Missouri. In October 2010, the Judicial Panel on Multidistrict Litigation consolidated all of the consumer complaints, except for the Harvey case, which was consolidated in March 2011, into one lawsuit: In re: McNeil Consumer Healthcare, et al., Marketing and Sales Practices Litigation, for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. In January 2011, the plaintiffs in all of the cases except the Harvey case filed a Consolidated Amended Civil Consumer Class Action Complaint (CAC) naming additional parties and claims. In July 2011, the Court granted a motion by Johnson & Johnson to dismiss the CAC without prejudice, but permitted the plaintiffs to file an amended complaint within thirty days of the dismissal order. In August 2011, the plaintiffs filed a Second Amended Civil Consumer Class Action Complaint (SAC). In July 2012, the Court granted Johnson & Johnson's motion to dismiss the SAC with prejudice.
Separately, in September 2011, Johnson & Johnson, Johnson & Johnson Inc. and McNeil Consumer Healthcare Division of Johnson & Johnson Inc. received a Notice of Civil Claim filed by Nick Field in the Supreme Court of British Columbia, Canada (the BC Civil Claim). The BC Civil Claim is a putative class action brought on behalf of persons who reside in British Columbia and who purchased during the period between September 20, 2001 and the present one or more various McNeil infants' or children's over-the-counter medicines that were manufactured at the Fort Washington facility. The BC Civil Claim alleges that the defendants violated the BC Business Practices and Consumer Protection Act, and other Canadian statutes and common laws, by selling medicines that were allegedly not safe and/or effective or did not comply with Canadian Good Manufacturing Practices. The BC plaintiff served their affidavits in support of class certification in April 2012. The defendants responding affidavits were served in June 2012. The date for hearing of the certification application has not yet been scheduled.
In September 2010, a shareholder, Ronald Monk, filed a lawsuit in the United States District Court for the District of New Jersey seeking class certification and alleging that Johnson & Johnson and certain individuals, including executive officers and employees of Johnson & Johnson, failed to disclose that a number of manufacturing facilities failed to maintain current good manufacturing practices, and that as a result, the price of the Company's stock declined significantly. Plaintiff seeks to pursue remedies under the Securities Exchange Act of 1934 to recover his alleged economic losses. In December 2011, a motion by Johnson & Johnson to dismiss was granted in part and denied in part. Plaintiff moved the Court to reconsider part of the December 2011 ruling. Defendants filed answers to the remaining claims of the Amended Complaint in February 2012 and the case is proceeding to discovery. In May 2012, the Court denied Plaintiff's motion for reconsideration. In September 2012, Plaintiff filed a Second Amended Complaint and Johnson & Johnson has moved to dismiss Plaintiff's Second Amended Complaint in part.
In April 2011, OMJ Pharmaceuticals, Inc. (OMJ PR) filed a lawsuit against the United States in United States District

JOHNSON & JOHNSON 2012 ANNUAL REPORT	64

Court for the District of Puerto Rico alleging overpayment of federal income taxes for the tax years ended November 30, 1999 and November 30, 2000. OMJ PR alleges that the Internal Revenue Service erroneously calculated OMJ PR's tax credits under Section 936 of the Tax Code. OMJ PR filed a motion for summary judgment, and the United States filed a cross motion for summary judgment. In October 2012, the Court granted the United States' motion for summary judgment and denied OMJ PR's motion for summary judgment. OMJ PR appealed this decision. If OMJ PR loses this lawsuit, it may face liability for subsequent tax years.
In August 2011, an arbitration panel ruled that Mitsubishi Tanabe Pharma Corporation (Tanabe), Janssen Biotech, Inc.'s (JBI's) distributor of REMICADE® in Japan, could seek to modify the proportion of net sales revenue that Tanabe must remit to JBI in exchange for distribution rights and commercial supply of REMICADE® (the Supply Price). Tanabe commenced the arbitration against Centocor Ortho Biotech, Inc. (now JBI) in 2009 pursuant to the parties' distribution agreement, which grants Tanabe the right to distribute REMICADE® in Japan and certain other parts of Asia. JBI has counterclaimed for an increase in the Supply Price. A hearing was held in November 2011 to determine the appropriate split of revenue and the parties are awaiting a decision.
Johnson & Johnson or its subsidiaries are also parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.
SHAREHOLDER DERIVATIVE ACTIONS

Starting in April 2010, a number of shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant. These actions were consolidated in August 2010 into one lawsuit: In re Johnson & Johnson Derivative Litigation. Additionally, in September 2010, another shareholder derivative lawsuit was filed by Michael Wolin in New Jersey Superior Court against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant in this action as well. The parties to this action have stipulated that it shall be stayed until the In re Johnson & Johnson Derivative Litigation is completely resolved.
These shareholder derivative actions are similar in their claims and collectively they assert a variety of alleged breaches of fiduciary duties, including, among other things, that the defendants allegedly engaged in, approved of, or failed to remedy or prevent defective medical devices, improper pharmaceutical rebates, improper off-label marketing of pharmaceutical and medical device products, violations of current good manufacturing practice regulations that resulted in product recalls, and that they failed to disclose the aforementioned alleged misconduct in the Company's filings under the Securities Exchange Act of 1934. Each complaint seeks a variety of relief, including monetary damages and corporate governance reforms. Johnson & Johnson moved to dismiss these actions on the grounds, inter alia, that the plaintiffs failed to make a demand upon the Board of Directors. In September 2011, In re Johnson & Johnson Derivative Litigation was dismissed without prejudice and with leave to file an amended complaint.
Johnson & Johnson filed a report in the In re Johnson & Johnson Derivative Litigation matter in July 2011, prepared by a Special Committee of the Board of Directors, which investigated the allegations contained in the derivative actions and in a number of shareholder demand letters that the Board received in 2010 raising similar issues. The Special Committee was assisted in its investigation by independent counsel. The Special Committee's report recommended: i) that Johnson & Johnson reject the shareholder demands and take whatever steps are necessary or appropriate to secure dismissal of the derivative litigation and ii) that the Board of Directors create a new Regulatory and Compliance Committee charged with responsibility for monitoring and oversight of the Company's Health Care Compliance and Quality & Compliance systems and issues. The Board of Directors of Johnson & Johnson unanimously adopted the Special Committee's recommendations, and in April 2012, the Board of Directors created the Regulatory, Compliance & Government Affairs Committee.
In August 2011, two shareholders who had submitted shareholder demand letters in 2010 filed shareholder derivative lawsuits in the United States District Court for the District of New Jersey naming various current and former officers and directors as defendants and challenging the Board's rejection of their demands. In November 2011, the Court consolidated these two cases into Copeland v. Prince. Johnson & Johnson secured an extension of time to respond to the complaint.
Two additional shareholder derivative lawsuits were filed in May 2011 in the United States District Court for the District of New Jersey, and two other shareholder derivative lawsuits were filed in New Jersey Superior Court in May 2011 and August 2011, all naming current directors of Johnson & Johnson as defendants and Johnson & Johnson as the nominal defendant. The complaints allege breaches of fiduciary duties related to the Company's compliance with the Foreign Corrupt Practices Act and participation in the United Nations Iraq Oil For Food Program, that the Company has suffered damages as a result of those alleged breaches, and that the defendants failed to disclose the alleged misconduct in the Company's filings under the Securities Exchange Act of 1934. Plaintiffs seek monetary damages, and the state court plaintiffs also seek corporate governance reforms. The federal lawsuits were consolidated in July 2011 into In re J&J FCPA Derivative Shareholder Litigation, and an amended consolidated complaint was filed in August 2011. In October 2011, Johnson & Johnson moved to dismiss the consolidated federal lawsuit on the grounds that the plaintiffs failed to make a demand upon the Board of Directors. The plaintiffs secured an extension of time to respond to the motion. The state lawsuits were consolidated in November 2011 into In re J&J Shareholder

JOHNSON & JOHNSON 2012 ANNUAL REPORT	65

Derivative Litigation, and a consolidated complaint was filed in December 2011. In January 2012, Johnson & Johnson moved to dismiss or stay the state lawsuits pending resolution of the federal lawsuit and moved to dismiss on the ground that the plaintiffs failed to make a demand on the Board of Directors. In May 2012, the Court granted a motion by Johnson & Johnson to stay the state lawsuits pending resolution of In re J&J FCPA Derivative Shareholder Litigation.
In July 2012, the parties in each of the shareholder derivative cases pending in federal court discussed above (specifically, In re Johnson & Johnson Derivative Litigation, Copeland v. Prince, and In re J&J FCPA Derivative Shareholder Litigation) filed a Stipulation of Settlement to permanently resolve all of the actions in their entirety. In October 2012, the settlement was approved by the Court. In November 2012, a notice of appeal was filed in the United States Court of Appeals for the Third Circuit by a shareholder who objected to the approval of the settlement in the District Court on the grounds that the lawsuit and the settlement did not provide any benefit to the Company, and that plaintiffs' counsel had requested an excessive fee award.
In June 2012, two other shareholders who had submitted a shareholder demand letter in March 2010, the New Jersey Building Laborers Annuity and the New Jersey Building Laborers Pension Funds, filed an additional shareholder derivative lawsuit in New Jersey Superior Court naming various current and former officers and directors as defendants and also challenging the Board's rejection of their demands. This shareholder derivative lawsuit purports to allege the same claims that are the subject of the settlement described above. The parties to this action had entered into a consent order staying the action pending final approval of the settlement discussed above. In November 2012, the plaintiffs agreed to voluntarily dismiss the action.
In September 2011, two additional shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey by Donovan Spamer and The George Leon Family Trust naming current directors and one former director of Johnson & Johnson as defendants and Johnson & Johnson as the nominal defendant. These lawsuits allege that the defendants breached their fiduciary duties in their decisions with respect to the compensation of the Chief Executive Officer during the period from 2008 through 2011, and that the defendants made misleading statements in the Company's annual proxy statements. Both of these lawsuits have been voluntarily dismissed without prejudice, but a similar lawsuit on behalf of The George Leon Family Trust was refiled in July 2012. That lawsuit seeks a variety of relief, including monetary damages, injunctive relief, and corporate governance reforms. The above settlement does not resolve these potential claims. The Board of Directors' evaluation of these allegations is ongoing.

22.	Restructuring
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
As a result of the above mentioned restructuring plan announced by Cordis Corporation, the Company recorded $676 million in related pre-tax charges, of which approximately $164 million of the pre-tax restructuring charges require cash payments. The $676 million of restructuring charges consists of asset write-offs of $512 million and $164 million related to leasehold and contract obligations and other expenses. The $512 million of asset write-offs relate to property, plant and equipment of $265 million, intangible assets of $160 million and inventory of $87 million (recorded in cost of products sold). The Cordis restructuring program has been substantially completed. The restructuring charge was recorded in the Medical Devices and Diagnostics segment.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	66

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of comprehensive income, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries at December 30, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As described in “Management's Report on Internal Control over Financial Reporting,” management has excluded Synthes, Inc. from its assessment of internal control over financial reporting as of December 30, 2012, because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Synthes, Inc. from our audit of internal control over financial reporting. Synthes, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent approximately 17% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2012.

________________________________________________________________________
PricewaterhouseCoopers LLP
New York, New York
February 21, 2013

JOHNSON & JOHNSON 2012 ANNUAL REPORT	67

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
The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 30, 2012. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
The Company acquired Synthes, Inc. and its consolidated subsidiaries (Synthes) in June 2012. Synthes total assets, which were primarily intangible assets and goodwill, and total revenues represented approximately 17% and 3%, respectively, of the related consolidated financial statements as of and for the period ended December 30, 2012. As the acquisition occurred in June 2012 and Synthes was previously not subject to the requirements under Section 404 of the Sarbanes-Oxley Act of 2002, the scope of the Company's assessment of the design and effectiveness of internal control over financial reporting for the fiscal year 2012 excluded Synthes. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from the scope in the year of acquisition.
Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 30, 2012, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting as of December 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Alex Gorsky	Dominic J. Caruso
Chairman, Board of Directors	Vice President, Finance
Chief Executive Officer	Chief Financial Officer

JOHNSON & JOHNSON 2012 ANNUAL REPORT	68

Summary of Operations and Statistical Data 2002-2012

(Dollars in Millions Except Per Share Amounts)	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Sales to customers — U.S.	$29,830	28,908	29,450	30,889	32,309	32,444	29,775	28,377	27,770	25,274	22,455
Sales to customers — International	37,394	36,122	32,137	31,008	31,438	28,651	23,549	22,137	19,578	16,588	13,843
Total sales	67,224	65,030	61,587	61,897	63,747	61,095	53,324	50,514	47,348	41,862	36,298
Cost of products sold	21,658	20,360	18,792	18,447	18,511	17,751	15,057	14,010	13,474	12,231	10,498
Selling, marketing and administrative expenses	20,869	20,969	19,424	19,801	21,490	20,451	17,433	17,211	16,174	14,463	12,520
Research and development expense	7,665	7,548	6,844	6,986	7,577	7,680	7,125	6,462	5,344	4,834	4,094
In-process research and development	1,163	—	—	—	181	807	559	362	18	918	189
Interest income	(64)	(91)	(107)	(90)	(361)	(452)	(829)	(487)	(195)	(177)	(256)
Interest expense, net of portion capitalized	532	571	455	451	435	296	63	54	187	207	160
Other (income) expense, net	1,626	2,743	(768)	(526)	(1,015)	534	(671)	(214)	15	(385)	294
Restructuring	—	569	—	1,073	—	745	—	—	—	—	—
	53,449	52,669	44,640	46,142	46,818	47,812	38,737	37,398	35,017	32,091	27,499
Earnings before provision for taxes on income	$13,775	12,361	16,947	15,755	16,929	13,283	14,587	13,116	12,331	9,771	8,799
Provision for taxes on income	3,261	2,689	3,613	3,489	3,980	2,707	3,534	3,056	4,151	2,923	2,522
Net earnings	10,514	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277
Add: Net loss attributable to noncontrolling interest	339	—	—	—	—	—	—	—	—	—	—
Net earnings attributable to Johnson & Johnson	10,853	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277
Percent of sales to customers	16.1%	14.9	21.7	19.8	20.3	17.3	20.7	19.9	17.3	16.4	17.3
Diluted net earnings per share of common stock (1)	$3.86	3.49	4.78	4.40	4.57	3.63	3.73	3.35	2.74	2.29	2.06
Percent return on average shareholders’ equity	17.8%	17.0	24.9	26.4	30.2	25.6	28.3	28.2	27.3	27.1	26.4
Percent increase (decrease) over previous year:
Sales to customers	3.4%	5.6	(0.5)	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3	12.3
Diluted net earnings per share	10.6%	(27.0)	8.6	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7
Supplementary balance sheet data:
Property, plant and equipment, net	16,097	14,739	14,553	14,759	14,365	14,185	13,044	10,830	10,436	9,846	8,710
Additions to property, plant and equipment	2,934	2,893	2,384	2,365	3,066	2,942	2,666	2,632	2,175	2,262	2,099
Total assets	121,347	113,644	102,908	94,682	84,912	80,954	70,556	58,864	54,039	48,858	40,984
Long-term debt	11,489	12,969	9,156	8,223	8,120	7,074	2,014	2,017	2,565	2,955	2,022
Operating cash flow	15,396	14,298	16,385	16,571	14,972	15,022	14,248	11,799	11,089	10,571	8,135
Common stock information
Dividends paid per share	$2.400	2.250	2.110	1.930	1.795	1.620	1.455	1.275	1.095	0.925	0.795
Shareholders’ equity per share	23.33	20.95	20.66	18.37	15.35	15.25	13.59	13.01	10.95	9.25	7.79
Market price per share (year-end close)	$69.48	65.58	61.85	64.41	58.56	67.38	66.02	60.10	63.42	50.62	53.11
Average shares outstanding (millions)
— basic	2,753.3	2,736.0	2,751.4	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3
— diluted	2,812.6	2,775.3	2,788.8	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1
Employees (thousands)	127.6	117.9	114.0	115.5	118.7	119.2	122.2	115.6	109.9	110.6	108.3
(1) Attributable to Johnson & Johnson.

JOHNSON & JOHNSON 2012 ANNUAL REPORT	69

Shareholder Return Performance
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2012, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2007 and December 31, 2002 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

5-Year Cumulative Total Shareholder Return

	2007	2008	2009	2010	2011	2012
Johnson & Johnson	$100.00	$92.23	$102.63	$102.03	$112.13	$124.24
S&P 500 Index	$100.00	$63.00	$79.67	$91.68	$93.61	$108.59
S&P 500 Pharmaceutical Index	$100.00	$81.80	$97.03	$97.78	$115.14	$131.75
S&P 500 Healthcare Equipment Index	$100.00	$72.36	$93.18	$90.66	$89.93	$105.46

JOHNSON & JOHNSON 2012 ANNUAL REPORT	70

10-Year Cumulative Total Shareholder Return

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Johnson & Johnson	$100.00	$97.89	$122.52	$118.41	$133.14	$137.95	$127.23	$141.58	$140.75	$154.68	$171.38
S&P 500 Index	$100.00	$128.68	$142.68	$149.69	$173.33	$182.85	$115.20	$145.69	$167.63	$171.17	$198.57
S&P 500 Pharmaceutical Index	$100.00	$108.78	$100.70	$97.31	$112.74	$117.98	$96.51	$114.48	$115.36	$135.85	$155.45
S&P 500 Healthcare Equipment Index	$100.00	$132.04	$148.70	$148.78	$154.92	$162.86	$117.84	$151.76	$147.65	$146.47	$171.76

JOHNSON & JOHNSON 2012 ANNUAL REPORT	71