Form 10-K, Exhibit 13
period 2013-12-29
JOHNSON & JOHNSON
filed 2014-02-21
CIK 200406

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
2	Organization and Business Segments
3	Results of Operations
4	Analysis of Sales by Business Segments
8	Analysis of Consolidated Earnings Before Provision for Taxes on Income
11	Liquidity and Capital Resources
13	Other Information
19	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
20	Consolidated Balance Sheets
21	Consolidated Statements of Earnings
22	Consolidated Statements of Comprehensive Income
23	Consolidated Statements of Equity
24	Consolidated Statements of Cash Flows
26	Notes to Consolidated Financial Statements
67	Report of Independent Registered Public Accounting Firm
68	Management’s Report on Internal Control Over Financial Reporting

SUPPORTING SCHEDULES
69	Summary of Operations and Statistical Data 2003 — 2013
70	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2013 ANNUAL REPORT	1

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments
Description of the Company and Business Segments
Johnson & Johnson and its subsidiaries (the Company) have approximately 128,100 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritionals, over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, cardiovascular, contraceptive, gastrointestinal, hematology, immunology, infectious diseases, metabolic, neurology, oncology, pain management and vaccines. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, hospitals and clinics. These include products to treat cardiovascular disease; orthopaedic and neurological products; blood glucose monitoring and insulin delivery products; general surgery, biosurgical, and energy products; professional diagnostic products; infection prevention products; and disposable contact lenses.
The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.
In all of its product lines, the Company competes with companies both locally and globally, throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company’s success in all areas of its business. This also includes protecting the Company’s portfolio of intellectual property. The competitive environment requires substantial investments in continuing research. In addition, the development and maintenance of customer demand for the Company’s consumer products involves significant expenditures for advertising and promotion.

Management’s Objectives
The Company manages within a strategic framework with Our Credo as the foundation. The Company believes that our strategic operating principles; being broadly based in human health care, managing the business for the long term, a decentralized management approach and commitment to our people and values are required to successfully meet the demands of the rapidly evolving markets in which we compete. To this end, management is focused on our growth drivers: creating value through innovation, expanding our global reach with a local focus, excellence in execution and leading with purpose.
The Company engages in areas of human health care where there is an opportunity to make a meaningful difference, and is committed to creating value by developing broadly accessible, high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2013 sales. In 2013, $8.2 billion, or 11.5% of sales, was invested in research and development, reflecting management’s commitment to delivering new and differentiated products and services to meet evolving health care needs and sustain the Company’s long-term growth.
Our diverse businesses with more than 275 operating companies located in 60 countries are the key drivers of the Company’s success. Maintaining the Company’s decentralized management approach while at the same time leveraging the extensive resources of the enterprise uniquely positions the Company to innovate, execute and reach markets globally, while focusing on the needs and challenges of the local markets.
In order to remain a leader in health care the Company strives to maintain a purpose-driven organization and is committed to developing global business leaders who can achieve these growth objectives. Businesses are managed for the long-term in order to sustain market leadership positions and enable growth, which provides an enduring source of value to our shareholders.
Our Credo unifies all Johnson & Johnson employees in achieving these objectives, and provides a common set of values that serve as the foundation of the Company’s responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles and growth drivers, along with its overall mission of improving the quality of life for people across the globe, will enable Johnson & Johnson to continue to be a leader in the health care industry.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	2

Results of Operations
Analysis of Consolidated Sales
In 2013, worldwide sales increased 6.1% to $71.3 billion, compared to increases of 3.4% in 2012 and 5.6% in 2011. These sales changes consisted of the following:

Sales increase/(decrease) due to:	2013	2012	2011
Volume	7.6%	5.7	3.1
Price	0.1	0.4	(0.3)
Currency	(1.6)	(2.7)	2.8
Total	6.1%	3.4	5.6

Sales by U.S. companies were $31.9 billion in 2013, $29.8 billion in 2012 and $28.9 billion in 2011. This represents increases of 7.0% in 2013 and 3.2% in 2012, and a decrease of 1.8% in 2011. Sales by international companies were $39.4 billion in 2013, $37.4 billion in 2012 and $36.1 billion in 2011. This represents increases of 5.4% in 2013, 3.5% in 2012 and 12.4% in 2011. The acquisition of Synthes, Inc., net of the related divestiture, increased both total worldwide sales growth and operational growth by 2.5% and 3.1% in 2013 and 2012, respectively.
The five-year compound annual growth rates for worldwide, U.S. and international sales were 2.3%, (0.2)% and 4.6%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 5.5%, 2.4% and 9.0%, respectively.
Sales in Europe achieved growth of 9.8% as compared to the prior year, including operational growth of 7.7% and a positive currency impact of 2.1%. Sales in the Western Hemisphere (excluding the U.S.) achieved growth of 3.0% as compared to the prior year, including operational growth of 8.9% and a negative currency impact of 5.9%. Sales in the Asia-Pacific, Africa region achieved growth of 1.1% as compared to the prior year, including operational growth of 8.6% and a negative currency impact of 7.5%.
In 2013, 2012 and 2011, the Company did not have a customer that represented 10% or more of total consolidated revenues.
U.S. Health Care Reform
Under the provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, beginning in 2013, the Company began paying a tax deductible 2.3% excise tax imposed on the sale of certain medical devices. The 2013 full-year impact of the excise tax was approximately $200 million.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	3

Analysis of Sales by Business Segments
Consumer Segment
Consumer segment sales in 2013 were $14.7 billion, an increase of 1.7% from 2012, which included 2.8% operational growth and a negative currency impact of 1.1%. U.S. Consumer segment sales were $5.2 billion, an increase of 2.3%. International sales were $9.5 billion, an increase of 1.4%, which included 3.1% operational growth and a negative currency impact of 1.7%.
Major Consumer Franchise Sales:*

				% Change
(Dollars in Millions)	2013	2012	2011	’13 vs. ’12	’12 vs. ’11
OTC	$4,028	3,766	3,740	7.0%	0.7
Skin Care	3,704	3,618	3,715	2.4	(2.6)
Baby Care	2,295	2,254	2,340	1.8	(3.7)
Oral Care	1,622	1,624	1,624	(0.1)	0.0
Women’s Health	1,568	1,625	1,792	(3.5)	(9.3)
Wound Care/Other	1,480	1,560	1,672	(5.1)	(6.7)
Total Consumer Sales	$14,697	14,447	14,883	1.7%	(2.9)

* Prior year amounts have been reclassified to conform to current year presentation. Nutritionals, previously included in OTC, is included in Wound Care/Other.

The Over-the-Counter (OTC) franchise achieved sales of $4.0 billion, an increase of 7.0% from 2012. Strong U.S. sales growth of 19.7% was driven by analgesics and upper respiratory products, primarily due to continued progress in returning a reliable supply of products to the marketplace.
McNEIL-PPC, Inc. continues to operate under a consent decree, signed in 2011 with the U.S. Food and Drug Administration (FDA), which governs certain McNeil Consumer Healthcare manufacturing operations.  McNeil continues to operate the manufacturing facilities in Las Piedras, Puerto Rico and Lancaster, Pennsylvania and has made significant progress; having met the remediation commitments at those facilities.  The Company also successfully reintroduced many products previously made in Fort Washington, Pennsylvania, from other sites.  Plants operating under the consent decree will continue to produce a simplified portfolio focused on key brands. The Fort Washington manufacturing site is not in operation at this time and the Company recently made the decision to make further investments in that facility prior to certification.
The Skin Care franchise achieved sales of $3.7 billion, an increase of 2.4% as compared to the prior year, primarily due to strong results from the NEUTROGENA®, AVEENO® and Dabao product lines. The Baby Care franchise sales grew to $2.3 billion, an increase of 1.8% from 2012. Growth was primarily due to sales of haircare and baby cleansers outside the U.S. and newly acquired products from the acquisition of Shanghai Elsker Mother & Baby Co., Ltd. The Oral Care franchise sales were flat as compared to the prior year. Increased sales of LISTERINE® outside the U.S. were partially offset by the impact of the divestiture of the manual toothbrush product line in the U.S. The Women’s Health franchise sales were $1.6 billion, a decrease of 3.5% primarily due to the divestiture of women's sanitary protection products in the U.S., Canada and Caribbean. The Wound Care/Other franchise sales were $1.5 billion in 2013, a decrease of 5.1% from 2012 due to competitive pressures and the impact of divestitures.
Consumer segment sales in 2012 were $14.4 billion, a decrease of 2.9% from 2011, which included 0.5% operational growth offset by a negative currency impact of 3.4%. U.S. Consumer segment sales were $5.0 billion, a decrease of 2.0%. International sales were $9.4 billion, a decrease of 3.4%, which included 1.9% operational growth offset by a negative currency impact of 5.3%.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	4

Pharmaceutical Segment
The Pharmaceutical segment achieved sales of $28.1 billion in 2013, representing an increase of 10.9% over the prior year, with strong operational growth of 12.0% and a negative currency impact of 1.1%. U.S. sales were $13.9 billion, an increase of 12.3%. International sales were $14.2 billion, an increase of 9.6%, which included 11.8% operational growth and a negative currency impact of 2.2%. The Pharmaceutical segment operational growth was impacted by 0.8% in 2013 due to a positive adjustment to previous estimates for Managed Medicaid rebates.

Major Pharmaceutical Therapeutic Area Sales:*

				% Change
(Dollars in Millions)	2013	2012	2011	’13 vs. ’12	’12 vs. ’11
Total Immunology	$9,190	7,874	6,798	16.7%	15.8
REMICADE®	6,673	6,139	5,492	8.7	11.8
SIMPONI®	932	607	410	53.5	48.0
STELARA®	1,504	1,025	738	46.7	38.9
Other Immunology	81	103	158	(21.4)	(34.8)
Total Infectious Diseases	3,550	3,194	3,189	11.1	0.2
INCIVO®	517	443	82	16.7	**
INTELENCE®	379	349	314	8.6	11.1
PREZISTA®	1,673	1,414	1,211	18.3	16.8
Other Infectious Diseases	981	988	1,582	(0.7)	(37.5)
Total Neuroscience	6,667	6,718	6,948	(0.8)	(3.3)
CONCERTA®/methylphenidate	782	1,073	1,268	(27.1)	(15.4)
INVEGA®	583	550	499	6.0	10.2
INVEGA® SUSTENNA®/XEPLION®	1,248	796	378	56.8	**
RISPERDAL® CONSTA®	1,318	1,425	1,583	(7.5)	(10.0)
Other Neuroscience	2,736	2,874	3,220	(4.8)	(10.7)
Total Oncology	3,773	2,629	2,048	43.5	28.4
VELCADE®	1,660	1,500	1,274	10.7	17.7
ZYTIGA®	1,698	961	301	76.7	**
Other Oncology	415	168	473	**	(64.5)
Total Other	4,945	4,936	5,385	0.2	(8.3)
ACIPHEX®/PARIET®	470	835	975	(43.7)	(14.4)
PROCRIT®/EPREX®	1,364	1,462	1,623	(6.7)	(9.9)
XARELTO®	864	239	25	**	**
Other	2,247	2,400	2,762	(6.4)	(13.1)
Total Pharmaceutical Sales	$28,125	25,351	24,368	10.9%	4.0
* Prior year amounts have been reclassified to conform to current year presentation.
** Percentage greater than 100%

Immunology products achieved sales of $9.2 billion in 2013, representing an increase of 16.7% as compared to the prior year. The increased sales of STELARA® (ustekinumab), SIMPONI® (golimumab) and REMICADE® (infliximab) were primarily due to market growth and market share gains.
Certain patents related to REMICADE® (infliximab) expired in Canada in March 2012. In certain countries in Europe the patent has been extended to February 2015 (Germany, Spain, United Kingdom, Sweden, Austria, Belgium, Switzerland, Denmark, France, Greece, Italy, Luxembourg and the Netherlands). Loss of exclusivity for REMICADE® in these markets may result in a reduction in sales. The U.S. patents for REMICADE® expire in 2018.
Infectious disease products achieved sales of $3.6 billion in 2013, representing an increase of 11.1% as compared to the prior year. Major contributors were PREZISTA® (darunavir), due to the continued momentum in market share growth, INCIVO® (telaprevir), EDURANT® (rilpivirine), INTELENCE® (etravirine) and the launch of OLYSIO™ (simeprevir).
Neuroscience products sales were $6.7 billion, a decline of 0.8% as compared to the prior year. Strong sales of INVEGA® SUSTENNA®/XEPLION® (paliperidone palmitate) and INVEGA® (paliperidone palmitate) were partially offset by lower sales

JOHNSON & JOHNSON 2013 ANNUAL REPORT	5

of RISPERDAL® CONSTA® due to growth of INVEGA® SUSTENNA®/XEPLION®. Additionally, a decline in U.S. sales of CONCERTA®/methylphenidate and lower sales of DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) and RISPERDAL® (risperidone) was due to continued generic competition.
Oncology products achieved sales of $3.8 billion in 2013, representing an increase of 43.5% as compared to the prior year. This growth was primarily due to sales of ZYTIGA® (abiraterone acetate), VELCADE® (bortezomib) and DOXIL®/CAELYX®(pegylated liposomal doxorubicin hydrochloride), due to returning supply of CAELYX®.
Other Pharmaceutical sales were $4.9 billion, an increase of 0.2% as compared to the prior year. Strong sales of XARELTO®(rivaroxaban) and the launch of INVOKANA® (canagliflozin) were partially offset by lower sales of ACIPHEX®/PARIET® (rabeprazole sodium) and EPREX® (Epoetin alfa) primarily due to generic competition.
During 2013, the company received several regulatory approvals including: The U.S. Food and Drug Administration (FDA) approval of OLYSIO™ (simeprevir), an NS3/4A inhibitor, for the treatment of chronic hepatitis C infection as part of an antiviral treatment regimen in combination with pegylated interferon and ribavirin in genotype 1 infected adults with compensated liver disease, including cirrhosis; FDA approval for IMBRUVICA™ (ibrutinib) capsules for the treatment of patients with mantle cell lymphoma who have received at least one prior therapy; The FDA and European Commission (EC) approved INVOKANA® (canagliflozin), an oral, once-daily, selective sodium glucose co-transporter 2 inhibitor, for the treatment of adults with type 2 diabetes; The FDA approved the use of STELARA® (ustekinumab) alone or in combination with methotrexate for the treatment of adult patients with active psoriatic arthritis; The EC also approved STELARA® (ustekinumab), alone or in combination with methotrexate for active psoriatic arthritis in adults when the response to previous non-biological disease-modifying anti-rheumatic drug therapy has been inadequate; The EC approved an expanded indication for SIMPONI® (golimumab) for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy including corticosteroids and 6-mercaptopurine or azathioprine, or who are intolerant to or have medical contraindications for such therapies; SIMPONI® (golimumab) was also approved by the FDA for the treatment of moderately to severely active ulcerative colitis in adult patients who have demonstrated corticosteroid dependence or who have had an inadequate response to or failed to tolerate oral aminosalicylates, oral corticosteroids, azathioprine, or 6-mercaptopurine; The FDA also approved SIMPONI® ARIATM (golimumab) for infusion for the treatment of adults with moderately to severely active rheumatoid arthritis in combination with methotrexate. The EC approved the use of VELCADE® (bortezomib) as induction therapy in combination with dexamethasone or thalidomide and dexamethasone and applies to adult patients with previously-untreated multiple myeloma who are eligible for high-dose chemotherapy with hematological stem cell transplantation.
The Company submitted several New Drug Applications, including a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) and a New Drug Application (NDA) to the FDA seeking approval for the use of ibrutinib for the treatment of adult patients with relapsed or refractory chronic lymphocytic leukemia /small lymphocytic lymphoma, and an MAA for relapsed or refractory mantle cell lymphoma. An MAA was submitted to the EMA seeking approval for a once-daily single tablet fixed-dose antiretroviral combination product containing darunavir, a protease inhibitor, with cobicistat, a pharmacokinetic enhancer or boosting agent, developed by Gilead Sciences, Inc. for use in combination with other human immunodeficiency virus medicines. A Biologic License Application to the FDA and an MAA to the EMA were simultaneously submitted for siltuximab for the treatment of patients with multicentric Castleman disease who are HIV-negative and human herpes virus-8 -negative. An MAA was submitted to the EMA for simeprevir for the treatment of adult patients with chronic hepatitis C genotype 1 or genotype 4. Additionally, an MAA was submitted to the EMA for canagliflozin/metformin fixed-dose combination therapy to treat patients with type 2 diabetes.
The Pharmaceutical segment achieved sales of $25.4 billion in 2012, representing an increase of 4.0% over the prior year, with operational growth of 6.8% and a negative currency impact of 2.8%. U.S. sales were $12.4 billion, an increase of 0.3%. International sales were $12.9 billion, an increase of 7.9%, which included 13.6% operational growth and a negative currency impact of 5.7%.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	6

Medical Devices and Diagnostics Segment
The Medical Devices and Diagnostics segment achieved sales of $28.5 billion in 2013, representing an increase of 3.9% over the prior year, with operational growth of 6.1% and a negative currency impact of 2.2%. U.S. sales were $12.8 billion, an increase of 3.5% as compared to the prior year. International sales were $15.7 billion, an increase of 4.2% over the prior year, with operational growth of 8.3% and a negative currency impact of 4.1%. The acquisition of Synthes, Inc., net of the related trauma business divestiture, increased both total sales growth and operational growth for the Medical Devices and Diagnostics segment by 6.0% and 7.9% in 2013 and 2012, respectively.
Major Medical Devices and Diagnostics Franchise Sales:

				% Change
(Dollars in Millions)	2013	2012	2011	’13 vs. ’12	’12 vs. ’11
Orthopaedics	$9,509	7,799	5,809	21.9%	34.3
Surgical Care	6,269	6,483	6,637	(3.3)	(2.3)
Vision Care	2,937	2,996	2,916	(2.0)	2.7
Specialty Surgery	2,592	2,526	2,407	2.6	4.9
Diabetes Care	2,309	2,616	2,652	(11.7)	(1.4)
Cardiovascular Care	2,077	1,985	2,288	4.6	(13.2)
Diagnostics	1,885	2,069	2,164	(8.9)	(4.4)
Infection Prevention/Other	912	952	906	(4.2)	5.1
Total Medical Devices and Diagnostics Sales	$28,490	27,426	25,779	3.9%	6.4

The Orthopaedics franchise achieved sales of $9.5 billion in 2013, a 21.9% increase over the prior year. Growth was primarily due to a full year of sales recorded from the acquisition of Synthes, Inc. and sales of joint reconstruction products. Sales were impacted by the divestiture of certain rights and assets related to the DePuy trauma business. The positive impact on the Orthopaedics franchise total sales growth and operational growth due to the newly acquired products from Synthes, Inc. net of the related trauma business divestiture was 21.2% and 34.7% in 2013 and 2012, respectively.
The Surgical Care franchise sales were $6.3 billion in 2013, a decrease of 3.3% from the prior year. The decline was primarily due to lower sales of mechanical surgery, breast care and pelvic floor products. Outside the U.S. increased sales of sutures and endoscopy products, with the success of the ECHELON FLEX™ powered ENDOPATH® Stapler were offset by the negative impact from currency.
The Vision Care franchise achieved sales of $2.9 billion in 2013, a decrease of 2.0% from the prior year. The decline was primarily due to sales in Japan which were impacted by the devaluation of the Yen. The decline was partially offset by growth of ACUVUE® TruEye® and 1-DAY ACUVUE® MOIST® for Astigmatism.
The Specialty Surgery franchise achieved sales of $2.6 billion in 2013, a 2.6% increase over the prior year. Contributors to the growth were strong sales from biosurgical products, sales of energy products outside the U.S. and Acclarent products in the U.S.
The Diabetes Care franchise sales were $2.3 billion, a decrease of 11.7% versus the prior year. Sales declined due to the impact of lower prices primarily related to competitive bidding in the U.S. as well as pricing pressures outside the U.S.
The Cardiovascular Care franchise sales were $2.1 billion, a 4.6% increase from the prior year. The increased sales were driven by strong growth in Biosense Webster's electrophysiology business primarily due to the success of a number of catheter launches.
The Diagnostics franchise sales were $1.9 billion, a decline of 8.9% versus the prior year. The decline was primarily due to the divestiture of the Therakos business and a sales decline in clinical laboratories. In January 2013, the Company announced it was exploring strategic alternatives for the Ortho-Clinical Diagnostics business (the Diagnostics franchise), including a possible divestiture. In January 2014, the Company received a binding offer from The Carlyle Group to acquire the Ortho-Clinical Diagnostics business. For more details see Note 20 to the Consolidated Financial Statements.
The Infection Prevention/Other franchise sales were $0.9 billion in 2013, a decrease of 4.2% versus the prior year primarily due to a negative currency impact.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	7

Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income increased by $1.7 billion to $15.5 billion in 2013 as compared to $13.8 billion in 2012, an increase of 12.3%. Earnings before provision for taxes on income were favorable due to increased gross profit of $3.4 billion resulting from higher sales of higher margin products and cost containment initiatives and a $0.4 billion net gain on equity investment transactions, primarily from the sale of Elan American Depositary Shares. This was partially offset by higher litigation expenses of $1.1 billion and higher expenses of $0.1 billion related to the DePuy ASR™ Hip program. The fiscal year 2012 included $1.5 billion of higher write-downs of intangible assets and in-process research and development and higher costs of $0.3 billion related to the Synthes acquisition partially offset by higher gains of $0.8 billion related to divestitures.
The 2012 consolidated earnings before provision for taxes on income increased by $1.4 billion to $13.8 billion as compared to $12.4 billion in 2011, an increase of 11.4%. Earnings before provision for taxes on income were favorable due to increased gross profit of $0.9 billion, a $0.1 billion decrease in selling, marketing and administrative expenses due to cost containment initiatives across many of the businesses, lower litigation expense of $2.1 billion and lower charges of $0.4 billion related to the DePuy ASR™ Hip program versus the prior year. This was partially offset by $2.1 billion of charges attributable to asset write-downs and impairment of in-process research and development, primarily related to the Crucell vaccine business and the discontinuation of the Phase III clinical development of bapineuzumab IV and $0.2 billion of integration and currency costs related to the acquisition of Synthes, Inc. versus the prior year. Included in 2011 was a $0.6 billion restructuring charge, net of inventory write-offs which are included in cost of products sold, related to the Cardiovascular Care business. Additionally, 2011 included higher gains from divestitures and other items of $0.3 billion, recorded in other (income) expense, net.
As a percent to sales, consolidated earnings before provision for taxes on income in 2013 was 21.7% versus 20.5% in 2012.
Cost of Products Sold and Selling, Marketing and Administrative Expenses:  Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2013	2012	2011
Cost of products sold	31.3%	32.2	31.3
Percent point (decrease)/increase over the prior year	(0.9)	0.9	0.8
Selling, marketing and administrative expenses	30.6%	31.0	32.3
Percent point (decrease)/increase over the prior year	(0.4)	(1.3)	0.8

In 2013, cost of products sold as a percent to sales decreased compared to the prior year. This was primarily the result of positive mix resulting from higher sales of higher margin products, lower costs associated with strong volume growth in the Pharmaceutical business and cost reduction efforts across many of the businesses. The decrease was partially offset by incremental intangible asset amortization expense primarily related to Synthes, the Medical Device Excise tax and increased amortization expense as a result of the royalty buyout agreement with Vertex for INCIVO®. Intangible asset amortization expense for 2013 and 2012 was $1.4 billion and $1.1 billion, respectively. Additionally, 2012 included $0.2 billion higher amortization of the inventory step-up charge related to the Synthes, Inc. acquisition. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2013 compared to the prior year primarily due to cost containment initiatives across many of the businesses.
In 2012, cost of products sold as a percent to sales increased compared to the prior year. This was primarily the result of the amortization of the inventory step-up charge of $0.4 billion and amortization of intangible assets related to the Synthes, Inc. acquisition of $0.3 billion and ongoing remediation costs in the McNeil OTC business. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2012 compared to the prior year primarily due to cost containment initiatives across many of the businesses. The prior year period included higher investment spending in the Pharmaceutical business for new products.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	8

Research and Development Expense: Research and development expense by segment of business was as follows:

	2013		2012		2011
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$590	4.0%	622	4.3	659	4.4
Pharmaceutical	5,810	20.7	5,362	21.2	5,138	21.1
Medical Devices and Diagnostics	1,783	6.3	1,681	6.1	1,751	6.8
Total research and development expense	$8,183	11.5%	7,665	11.4	7,548	11.6
Percent increase/(decrease) over the prior year	6.8%		1.6		10.3

*	As a percent to segment sales
Research and development activities represent a significant part of the Company's business. These expenditures relate to the processes of discovering, testing and developing new products, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products. In 2013, worldwide costs of research and development activities increased by 6.8% compared to 2012. The increase in the Pharmaceutical segment was primarily due to higher levels of spending to advance the Company's Pharmaceutical pipeline. In 2012, worldwide costs of research and development activities increased by 1.6% compared to 2011. The 2012 decrease in the Medical Devices and Diagnostics segment was primarily due to the discontinuation of the clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent.

In-Process Research and Development (IPR&D): In 2013, the Company recorded charges of $0.6 billion primarily for the impairment of various IPR&D projects related to Crucell, Corimmun and Acclarent for the delay or discontinuation of certain development projects. In 2012, the Company recorded charges of $1.2 billion, which included $0.7 billion for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV and the partial impairment of the IPR&D related to the Crucell vaccine business in the amount of $0.4 billion. Of the $0.7 billion impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV, $0.3 billion is attributable to noncontrolling interest. These charges relate to development projects which have been recently discontinued or delayed.

Other (Income) Expense, Net:  Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains and losses on the disposal of property, plant and equipment; currency gains and losses; and litigation settlements. The change in other (income) expense, net for the fiscal year 2013, was an unfavorable change of $0.9 billion as compared to the prior year. The fiscal year 2013 included a net gain of $0.4 billion on equity investment transactions, primarily the sale of Elan American Depositary Shares, offset by higher litigation expenses of $1.1 billion, higher expenses of $0.1 billion related to the DePuy ASR™ Hip program and higher currency losses of $0.1 billion. The fiscal year 2012 included higher write-downs of intangible assets of $0.8 billion, primarily related to the Crucell vaccine business and higher costs of $0.1 billion related to the Synthes acquisition. Additionally, 2012 included higher gains of $0.8 billion related to divestitures.
In 2012, the favorable change of $1.1 billion in other (income) expense, net, as compared to the prior year was primarily due to lower expenses of $2.1 billion related to litigation, including product liability, and $0.4 billion for costs related to the DePuy ASR™ Hip program. This was partially offset by $0.9 billion attributed to asset write-downs, primarily related to the Crucell vaccine business, and $0.2 billion of higher integration/transaction and currency costs related to the acquisition of Synthes, Inc.
Restructuring:  In 2011, Cordis Corporation, a subsidiary of Johnson & Johnson, announced the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent and cessation of the manufacture and marketing of CYPHER® and CYPHER SELECT® Plus Sirolimus-Eluting Coronary Stents by the end of 2011. The Company recorded a pre-tax charge of $0.7 billion, of which $0.1 billion was included in cost of products sold. There was no restructuring charge in 2012 and 2013.
Interest (Income) Expense:  Interest income in 2013 increased by $10 million as compared to the prior year. Cash, cash equivalents and marketable securities totaled $29.2 billion at the end of 2013, and averaged $25.2 billion as compared to the $26.7 billion average cash balance in 2012. The increase in the year end cash balance was due to cash generated from operating activities.
Interest expense in 2013 decreased by $50 million as compared to 2012 due to a lower average debt balance. The average debt balance was $17.2 billion in 2013 versus $17.9 billion in 2012. The total debt balance at the end of 2013 was $18.2 billion as compared to $16.2 billion at the end of 2012. The higher debt balance of approximately $2.0 billion was due to increased

JOHNSON & JOHNSON 2013 ANNUAL REPORT	9

borrowings in December 2013. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the borrowings will be used for general corporate purposes.
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
Segment Pre-Tax Profit
Pre-tax profits by segment of business were as follows:

			Percent of Segment Sales
(Dollars in Millions)	2013	2012	2013	2012
Consumer	$1,973	1,693	13.4%	11.7
Pharmaceutical	9,178	6,075	32.6	24.0
Medical Devices and Diagnostics	5,261	7,187	18.5	26.2
Total (1)	16,412	14,955	23.0	22.2
Less: Expenses not allocated to segments (2)	941	1,180
Earnings before provision for taxes on income	$15,471	13,775	21.7%	20.5

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)
Amounts not allocated to segments include interest (income) expense, noncontrolling interests, and general corporate (income) expense. A $0.2 billion currency related expense for the acquisition of Synthes, Inc. was not allocated to segments in 2012.

Consumer Segment:  In 2013, Consumer segment pre-tax profit as a percent to sales was 13.4% versus 11.7% in 2012. The favorable pre-tax profit was primarily due to a gain of $55 million on the sale of intangible and other assets as well as cost containment initiatives. Included in 2012 were intangible asset write-downs of $0.3 billion. In addition, 2012 included higher gains on divestitures of $0.1 billion. In 2012, Consumer segment pre-tax profit as a percent to sales was 11.7% versus 14.1% in 2011. Pre-tax profit was unfavorably impacted by $0.3 billion attributed to intangible asset write-downs and approximately $0.3 billion due to unfavorable product mix and remediation costs associated with the McNEIL-PPC, Inc. consent decree. This was partially offset by cost containment initiatives realized in selling, marketing and administrative expenses. In addition, 2011 included higher gains on divestitures.
Pharmaceutical Segment: In 2013, Pharmaceutical segment pre-tax profit as a percent to sales was 32.6% versus 24.0% in 2012. The favorable pre-tax profit was attributable to positive sales mix of higher margin products, lower costs associated with strong volume growth, a net gain of $0.4 billion on equity investment transactions, primarily the sale of Elan American Depositary Shares, a positive adjustment of approximately $0.2 billion to previous estimates for Managed Medicaid rebates and cost containment initiatives. This was partially offset by increased amortization expense as a result of the royalty buyout agreement with Vertex for INCIVO®. Additionally, 2012 included higher net litigation expense of $0.4 billion and higher write-downs of intangible assets and in-process research and development of $0.9 billion. This was partially offset by higher gains on divestitures of $0.3 billion. In 2012, Pharmaceutical segment pre-tax profit as a percent to sales was 24.0% versus 26.3% in 2011. Pre-tax profit was unfavorably impacted by charges of $1.6 billion attributed to the write-down of assets and impairment of in-process research and development assets, related to the Crucell vaccine business, and to the discontinuation of the Phase III clinical development of bapineuzumab IV. This was partially offset by lower litigation expense of $1.1 billion versus the prior year and favorable operating expenses of $0.3 billion. Additionally, 2012 included the gain on the divestiture of BYSTOLIC® (nebivolol) IP rights.
Medical Devices and Diagnostics Segment: In 2013, Medical Devices and Diagnostics segment pre-tax profit as a percent to sales was 18.5% versus 26.2% in 2012.  The Medical Devices and Diagnostics segment pre-tax profit was unfavorably impacted by higher costs of $1.4 billion for litigation expense and $0.1 billion related to the DePuy ASR™ Hip program as well as the Medical Device Excise tax. In addition, 2012 included higher gains of $0.4 billion on divestitures partially offset by higher write-downs of intangible assets and in-process research and development of $0.1 billion and higher costs of $0.1 billion related to the Synthes acquisition. In 2012, Medical Devices and Diagnostics segment pre-tax profit as a percent to sales was 26.2% versus 20.4% in 2011. The Medical Devices and Diagnostics segment pre-tax profit was favorably impacted by profits

JOHNSON & JOHNSON 2013 ANNUAL REPORT	10

from Synthes sales, lower expenses of $1.4 billion for litigation and the DePuy ASR™ Hip program and $0.1 billion for research & development primarily due to the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent. This was partially offset by an increase in integration costs and amortization of the inventory step-up of $0.8 billion associated with the acquisition of Synthes, Inc. and $0.1 billion attributed to the write-down of intangible assets. In addition, 2012 included higher gains on divestitures versus the prior year due to the divestitures of the Therakos business and RhoGAM®. Included in 2011 was a $0.7 billion restructuring charge related to the discontinuation of the clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent.

Provision for Taxes on Income:  The worldwide effective income tax rate was 10.6% in 2013, 23.7% in 2012 and 21.8% in 2011. The decrease in the 2013 effective tax rate of 13.1% as compared to 2012 was attributable to a tax benefit associated with the write-off of assets for tax purposes associated with Scios Inc., increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions and the inclusion of two years of benefit of the U.S. Research and Development (R&D) tax credit and the Controlled Foreign Corporation (CFC) look-through provisions. The R&D tax credit and the CFC look-through provisions were enacted into law in January 2013 and were retroactive to January 1, 2012.
During 2013, the Company reached a settlement agreement related to certain issues regarding the U.S. Internal Revenue Service audit related to tax years 2006-2009. As a result of this settlement, the Company adjusted the unrecognized tax benefits relating to these matters which lowered tax expense. In addition, the Company recorded additional U.S. tax expense related to increased dividends of foreign earnings. The above items resulted in a net gain of $180 million. Also included in 2013 results were incremental tax expenses associated with the establishment of a valuation allowance of $187 million related to the Company's Belgian foreign affiliate. The above items had no net impact on the effective income tax rate for the fiscal year ended 2013.
The increase in the 2012 effective tax rate of 1.9% as compared to 2011 was due to lower tax benefits on the impairment of in-process research and development intangible assets in low tax jurisdictions, increases in taxable income in higher tax jurisdictions relative to lower tax jurisdictions and the exclusion of the benefit of the U.S. R&D tax credit and the CFC look-through provisions from the 2012 fiscal year financial results.

Noncontrolling Interest: A charge of $0.7 billion for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV was recorded in 2012. Of the $0.7 billion impairment, $0.3 billion was attributable to noncontrolling interest.

Liquidity and Capital Resources
Liquidity & Cash Flows
Cash and cash equivalents were $20.9 billion at the end of 2013 as compared with $14.9 billion at the end of 2012. The primary sources of cash that contributed to the $6.0 billion increase versus the prior year were approximately $17.4 billion of cash generated from operating activities partially offset by $5.1 billion net cash used by investing activities and $6.1 billion net cash used by financing activities.
Cash flow from operations of $17.4 billion was the result of $13.8 billion of net earnings and $4.5 billion of non-cash charges and other adjustments related to depreciation and amortization, stock-based compensation, the Venezuela currency devaluation, asset write-downs (primarily in-process research and development), net gain on equity investment transactions and deferred tax provision reduced by $0.9 billion related to changes in assets and liabilities, net of effects from acquisitions.
Investing activities use of $5.1 billion was primarily for net purchases of investments in marketable securities of $0.9 billion, additions to property, plant and equipment of $3.6 billion, acquisitions, net of cash acquired of $0.8 billion and other, primarily intangibles of $0.3 billion partially offset by $0.5 billion of proceeds from the disposal of assets.
Financing activities use of $6.1 billion was primarily for dividends to shareholders of $7.3 billion and $3.5 billion for the repurchase of common stock, of which $2.9 billion was used to settle the accelerated share repurchase (ASR) agreements in connection with the Synthes transaction. Financing activities also included a source of $2.0 billion from net proceeds of short and long-term debt and $2.7 billion of net proceeds from stock options exercised and associated tax benefits.
In 2013, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.
The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2014.
Concentration of Credit Risk
Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $2.3 billion as of December 29, 2013 and $2.1 billion as of December 30, 2012. Approximately $1.3 billion as of December 29, 2013 and approximately $1.2 billion as of December 30, 2012 of the Southern

JOHNSON & JOHNSON 2013 ANNUAL REPORT	11

European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices and Diagnostics customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $1.0 billion at December 29, 2013 and $0.9 billion at December 30, 2012. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.

Financing and Market Risk
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 29, 2013 market rates would increase the unrealized value of the Company’s forward contracts by $46 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 29, 2013 market rates would decrease the unrealized value of the Company’s forward contracts by $56 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.
The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $163 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.
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
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2013, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 18, 2014. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.
Total borrowings at the end of 2013 and 2012 were $18.2 billion and $16.2 billion, respectively. The increase in borrowings between 2013 and 2012 was a result of financing for general corporate purposes. In 2013, net cash (cash and current marketable securities, net of debt) was $11.0 billion compared to net cash of $4.9 billion in 2012. Total debt represented 19.7% of total capital (shareholders’ equity and total debt) in 2013 and 20.0% of total capital in 2012. Shareholders’ equity per share at the end of 2013 was $26.25 compared to $23.33 at year-end 2012, an increase of 12.5%.
A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	12

Contractual Obligations and Commitments
The Company’s contractual obligations are primarily for leases, debt and unfunded retirement plans. There are no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 29, 2013 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

(Dollars in Millions)	Long-Term Debt Obligations	Interest on Debt Obligations	Unfunded Retirement Plans	Operating Leases	Total
2014	$1,769	568	74	286	2,697
2015	76	562	73	238	949
2016	2,096	556	78	186	2,916
2017	1,007	516	95	110	1,728
2018	1,526	460	89	85	2,160
After 2018	8,623	4,938	524	87	14,172
Total	$15,097	7,600	933	992	24,622

For tax matters, see Note 8 to the Consolidated Financial Statements.
Dividends
The Company increased its dividend in 2013 for the 51st consecutive year. Cash dividends paid were $2.59 per share in 2013 compared with dividends of $2.40 per share in 2012, and $2.25 per share in 2011. The dividends were distributed as follows:

	2013	2012	2011
First quarter	$0.61	$0.57	0.54
Second quarter	0.66	0.61	0.57
Third quarter	0.66	0.61	0.57
Fourth quarter	0.66	0.61	0.57
Total	$2.59	$2.40	2.25
On January 2, 2014, the Board of Directors declared a regular quarterly cash dividend of $0.66 per share, payable on March 11, 2014, to shareholders of record as of February 25, 2014. The Company expects to continue the practice of paying regular cash dividends.

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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	13

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.
Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual net trade sales during the fiscal reporting years 2013, 2012 and 2011.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	14

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended December 29, 2013 and December 30, 2012.

Consumer Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2013
Accrued rebates (1)	$132	524	(519)	137
Accrued returns	108	94	(122)	80
Accrued promotions	281	1,478	(1,438)	321
Subtotal	$521	2,096	(2,079)	538
Reserve for doubtful accounts	38	8	(21)	25
Reserve for cash discounts	21	232	(229)	24
Total	$580	2,336	(2,329)	587

2012
Accrued rebates(1)	$127	438	(433)	132
Accrued returns	114	131	(137)	108
Accrued promotions	240	1,392	(1,351)	281
Subtotal	$481	1,961	(1,921)	521
Reserve for doubtful accounts	43	6	(11)	38
Reserve for cash discounts	22	214	(215)	21
Total	$546	2,181	(2,147)	580

(1)	Includes reserve for customer rebates of $32 million at December 29, 2013 and $33 million at December 30, 2012, recorded as a contra asset.
Pharmaceutical Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2013
Accrued rebates (1)	$1,767	5,774	(5,556)	1,985
Accrued returns	397	30	(55)	372
Accrued promotions	94	89	(87)	96
Subtotal	$2,258	5,893	(5,698)	2,453
Reserve for doubtful accounts	191	26	(122)	95
Reserve for cash discounts	62	471	(472)	61
Total	$2,511	6,390	(6,292)	2,609

2012
Accrued rebates (1)	$1,591	4,732	(4,556)	1,767
Accrued returns	384	49	(36)	397
Accrued promotions	83	142	(131)	94
Subtotal	$2,058	4,923	(4,723)	2,258
Reserve for doubtful accounts	157	47	(13)	191
Reserve for cash discounts	45	425	(408)	62
Total	$2,260	5,395	(5,144)	2,511

(1)	Includes reserve for customer rebates of $295 million at December 29, 2013 and $269 million at December 30, 2012, recorded as a contra asset.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	15

Medical Devices and Diagnostics Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2013
Accrued rebates(1)	$567	4,261	(4,027)	801
Accrued returns	205	356	(381)	180
Accrued promotions	60	52	(46)	66
Subtotal	$832	4,669	(4,454)	1,047
Reserve for doubtful accounts	237	19	(43)	213
Reserve for cash discounts	22	394	(398)	18
Total	$1,091	5,082	(4,895)	1,278

2012
Accrued rebates(1)	$497	3,803	(3,733)	567
Accrued returns	184	369	(348)	205
Accrued promotions	73	49	(62)	60
Subtotal	$754	4,221	(4,143)	832
Reserve for doubtful accounts	161	74	2	237
Reserve for cash discounts	32	371	(381)	22
Total	$947	4,666	(4,522)	1,091

(1)	Includes reserve for customer rebates of $403 million at December 29, 2013 and $340 million at December 30, 2012, recorded as a contra asset.

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
At December 29, 2013 and December 30, 2012, the cumulative amounts of undistributed international earnings were approximately $50.9 billion and $49.0 billion, respectively. At December 29, 2013 and December 30, 2012, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $18.6 billion and $14.8 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practical.
See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.
Legal and Self Insurance Contingencies:  The Company records accruals for various contingencies including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates. The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	16

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
New Accounting Pronouncements
Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 29, 2013.
Economic and Market Factors
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2003 - 2013, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company has accounted for operations in Venezuela as highly inflationary in 2011, 2012 and 2013, as the prior three-year cumulative inflation rate surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.
The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2013 would have increased or decreased the translation of foreign sales by approximately $385 million and income by $80 million.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	17

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
Common Stock Market Prices
The Company’s Common Stock is listed on the New York Stock Exchange under the symbol JNJ. As of February 18, 2014, there were 165,304 record holders of Common Stock of the Company. The composite market price ranges for Johnson & Johnson Common Stock during 2013 and 2012 were:

	2013		2012
	High	Low	High	Low
First quarter	$81.59	69.18	66.32	64.02
Second quarter	89.99	80.31	67.70	61.71
Third quarter	94.42	85.50	69.75	66.85
Fourth quarter	95.99	85.50	72.74	67.80
Year-end close	$92.35		69.48

JOHNSON & JOHNSON 2013 ANNUAL REPORT	18

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
The Company’s report on Form 10-K for the year ended December 29, 2013 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	19

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 29, 2013 and December 30, 2012
(Dollars in Millions Except Share and Per Share Amounts) (Note 1)

	2013	2012
Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$20,927	14,911
Marketable securities (Notes 1 and 2)	8,279	6,178
Accounts receivable trade, less allowances for doubtful accounts $333 (2012, $466)	11,713	11,309
Inventories (Notes 1 and 3)	7,878	7,495
Deferred taxes on income (Note 8)	3,607	3,139
Prepaid expenses and other receivables	4,003	3,084
Total current assets	56,407	46,116
Property, plant and equipment, net (Notes 1 and 4)	16,710	16,097
Intangible assets, net (Notes 1 and 5)	27,947	28,752
Goodwill (Notes 1 and 5)	22,798	22,424
Deferred taxes on income (Note 8)	3,872	4,541
Other assets	4,949	3,417
Total assets	$132,683	121,347
Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 7)	$4,852	4,676
Accounts payable	6,266	5,831
Accrued liabilities	7,685	7,299
Accrued rebates, returns and promotions	3,308	2,969
Accrued compensation and employee related obligations	2,794	2,423
Accrued taxes on income	770	1,064
Total current liabilities	25,675	24,262
Long-term debt (Note 7)	13,328	11,489
Deferred taxes on income (Note 8)	3,989	3,136
Employee related obligations (Notes 9 and 10)	7,784	9,082
Other liabilities	7,854	8,552
Total liabilities	58,630	56,521
Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(2,860)	(5,810)
Retained earnings	89,493	85,992
	89,753	83,302
Less: common stock held in treasury, at cost (Note 12) (299,215,000 shares and 341,354,000 shares)	15,700	18,476
Total shareholders’ equity	74,053	64,826
Total liabilities and shareholders’ equity	$132,683	121,347
See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	20

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars and Shares in Millions Except Per Share Amounts) (Note 1)

	2013	2012	2011
Sales to customers	$71,312	67,224	65,030
Cost of products sold	22,342	21,658	20,360
Gross profit	48,970	45,566	44,670
Selling, marketing and administrative expenses	21,830	20,869	20,969
Research and development expense	8,183	7,665	7,548
In-process research and development	580	1,163	—
Interest income	(74)	(64)	(91)
Interest expense, net of portion capitalized (Note 4)	482	532	571
Other (income) expense, net	2,498	1,626	2,743
Restructuring (Note 22)	—	—	569
Earnings before provision for taxes on income	15,471	13,775	12,361
Provision for taxes on income (Note 8)	1,640	3,261	2,689
Net earnings	13,831	10,514	9,672
Add: Net loss attributable to noncontrolling interest	—	339	—
Net earnings attributable to Johnson & Johnson	$13,831	10,853	9,672

Net earnings per share attributable to Johnson & Johnson (Notes 1 and 15)
Basic	$4.92	3.94	3.54
Diluted	$4.81	3.86	3.49
Cash dividends per share	$2.59	2.40	2.25
Average shares outstanding (Notes 1 and 15)
Basic	2,809.2	2,753.3	2,736.0
Diluted	2,877.0	2,812.6	2,775.3

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	21

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in Millions) (Note 1)

	2013	2012	2011
Net Earnings	$13,831	10,514	9,672

Other Comprehensive Income (Loss), net of tax
Foreign currency translation	94	1,230	(557)

Securities:
Unrealized holding gain (loss) arising during period	225	(248)	565
Reclassifications to earnings	(314)	(5)	(141)
Net change	(89)	(253)	424

Employee benefit plans:
Prior service cost amortization during period	9	2	5
Prior service cost - current year	(27)	(8)	15
Gain amortization during period	515	370	246
Gain (loss) - current year	2,203	(1,643)	(1,984)
Effect of exchange rates	8	(52)	18
Net change	2,708	(1,331)	(1,700)

Derivatives & hedges:
Unrealized gain (loss) arising during period	344	52	(500)
Reclassifications to earnings	(107)	124	232
Net change	237	176	(268)

Other Comprehensive Income (Loss)	2,950	(178)	(2,101)

Comprehensive Income	$16,781	10,336	7,571

Comprehensive Loss Attributable To Noncontrolling Interest, net of tax	—	339	—

Comprehensive Income Attributable To Johnson & Johnson	$16,781	10,675	7,571

The tax effects in other comprehensive income for the fiscal years ended 2013, 2012 and 2011 respectively: Securities; $48 million, $136 million and $228 million, Employee Benefit Plans; $1,421 million $653 million and $915 million, Derivatives & Hedges; $128 million, $95 million and $144 million.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	22

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

	Total	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 2, 2011	$56,579	77,773	(3,531)	3,120	(20,783)
Net earnings attributable to Johnson & Johnson	9,672	9,672
Cash dividends paid	(6,156)	(6,156)
Employee compensation and stock option plans	1,760	111			1,649
Repurchase of common stock	(2,525)				(2,525)
Other	(149)	(149)
Other comprehensive income, net of tax	(2,101)		(2,101)
Balance, January 1, 2012	$57,080	81,251	(5,632)	3,120	(21,659)
Net earnings attributable to Johnson & Johnson	10,853	10,853
Cash dividends paid	(6,614)	(6,614)
Employee compensation and stock option plans	3,269	19			3,250
Issuance of common stock associated with the acquisition of Synthes, Inc.	13,335	483			12,852
Repurchase of common stock(1)	(12,919)				(12,919)
Other comprehensive income, net of tax	(178)		(178)
Balance, December 30, 2012	$64,826	85,992	(5,810)	3,120	(18,476)
Net earnings attributable to Johnson & Johnson	13,831	13,831
Cash dividends paid	(7,286)	(7,286)
Employee compensation and stock option plans	3,285	(82)			3,367
Repurchase of common stock	(3,538)	(2,947)			(591)
Other	(15)	(15)
Other comprehensive income, net of tax	2,950		2,950
Balance, December 29, 2013	$74,053	89,493	(2,860)	3,120	(15,700)

(1)	Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	23

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2013	2012	2011
Cash flows from operating activities
Net earnings	$13,831	10,514	9,672
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	4,104	3,666	3,158
Stock based compensation	728	662	621
Noncontrolling interest	—	339	—
Venezuela currency devaluation	108	—	—
Asset write-downs	739	2,131	160
Net gain on equity investment transactions	(417)	—	—
Deferred tax provision	(607)	(39)	(836)
Accounts receivable allowances	(131)	92	32
Changes in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(632)	(9)	(915)
Increase in inventories	(622)	(1)	(715)
Increase in accounts payable and accrued liabilities	1,821	2,768	493
Increase in other current and non-current assets	(1,806)	(2,172)	(1,785)
Increase/(decrease) in other current and non-current liabilities	298	(2,555)	4,413
Net cash flows from operating activities	17,414	15,396	14,298
Cash flows from investing activities
Additions to property, plant and equipment	(3,595)	(2,934)	(2,893)
Proceeds from the disposal of assets	458	1,509	1,342
Acquisitions, net of cash acquired (Note 20)	(835)	(4,486)	(2,797)
Purchases of investments	(18,923)	(13,434)	(29,882)
Sales of investments	18,058	14,797	30,396
Other (primarily intangibles)	(266)	38	(778)
Net cash used by investing activities	(5,103)	(4,510)	(4,612)
Cash flows from financing activities
Dividends to shareholders	(7,286)	(6,614)	(6,156)
Repurchase of common stock	(3,538)	(12,919)	(2,525)
Proceeds from short-term debt	1,411	3,268	9,729
Retirement of short-term debt	(1,397)	(6,175)	(11,200)
Proceeds from long-term debt	3,607	45	4,470
Retirement of long-term debt	(1,593)	(804)	(16)
Proceeds from the exercise of stock options/excess tax benefits	2,649	2,720	1,246
Other	56	(83)	—
Net cash used by financing activities	(6,091)	(20,562)	(4,452)
Effect of exchange rate changes on cash and cash equivalents	(204)	45	(47)
Increase/(decrease) in cash and cash equivalents	6,016	(9,631)	5,187
Cash and cash equivalents, beginning of year (Note 1)	14,911	24,542	19,355
Cash and cash equivalents, end of year (Note 1)	$20,927	14,911	24,542

Supplemental cash flow data
Cash paid during the year for:
Interest	$596	616	576
Interest, net of amount capitalized	491	501	492
Income taxes	3,155	2,507	2,970

JOHNSON & JOHNSON 2013 ANNUAL REPORT	24

Supplemental schedule of non-cash investing and financing activities
Issuance of common stock associated with the acquisition of Synthes, Inc.	—	13,335	—
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	743	615	433
Conversion of debt	22	—	1

Acquisitions
Fair value of assets acquired	$1,028	19,025	3,025
Fair value of liabilities assumed and noncontrolling interests	(193)	(1,204)	(228)
Net fair value of acquisitions	$835	17,821	2,797
Less: Issuance of common stock associated with the acquisition of Synthes, Inc.	—	13,335	—
Net cash paid for acquisitions	$835	4,486	2,797

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated.
Description of the Company And Business Segments
The Company has approximately 128,100 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health fields, as well as nutritionals, over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, gastrointestinal, hematology, immunology, infectious diseases, neurology, oncology, pain management, thrombosis and vaccines. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, hospitals and clinics. These include products to treat cardiovascular disease; orthopaedic and neurological products; blood glucose monitoring and insulin delivery products; general surgery, biosurgical, and energy products; professional diagnostic products; infection prevention products; and disposable contact lenses.

New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
During the fiscal first quarter of 2013, the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments related to testing indefinite-lived intangible assets for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to determine the fair value. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This update became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position.

During the fiscal first quarter of 2013, the Company adopted the FASB guidance related to additional reporting and disclosure of amounts reclassified out of accumulated other comprehensive income (AOCI). Under this new guidance, companies are required to disclose the effect of significant reclassifications out of AOCI on the respective line items on the income statement if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional details about those amounts. This update became effective for annual and interim reporting periods for fiscal years beginning after December 15, 2012. The Company has disclosed the reclassification details in Note 13 to the Consolidated Financial Statements.
Recently Issued Accounting Standards
Not Adopted as of December 29, 2013
During the fiscal first quarter of 2013, the FASB issued amended guidance clarifying the release of accumulated Foreign Currency Translation from other comprehensive income (OCI) into current year Net Earnings. The amendment requires that when the parent company ceases to have a controlling interest in a subsidiary or a business within a foreign entity the parent is to release accumulated Foreign Currency Translation from OCI. This update is required to be adopted for all annual periods and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company's results of operations, cash flows or financial position.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	26

During the fiscal third quarter of 2013, the FASB issued clarifying guidance on the presentation of unrecognized tax benefits when various qualifying tax credits exist. The amendment requires that unrecognized tax benefits be presented on the Consolidated Balance Sheet as a reduction to deferred tax assets created by net operating losses or other tax credits from prior periods that occur in the same taxing jurisdiction. To the extent that the unrecognized tax benefit exceeds these credits, it shall be presented as a liability. This update is required to be adopted for all annual periods and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the presentation of the Company's financial position.
Cash Equivalents
The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months from the date of purchase as current marketable securities. The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. The Company invests its cash primarily in reverse repurchase agreements (RRAs), government securities and obligations, corporate debt securities and money market funds.
RRAs are collateralized by deposits in the form of ‘Government Securities and Obligations’ for an amount not less than 102% of their value. The Company does not record an asset or liability as the Company is not permitted to sell or repledge the associated collateral. The Company has a policy that the collateral has at least an A (or equivalent) credit rating. The Company utilizes a third party custodian to manage the exchange of funds and ensure that collateral received is maintained at 102% of the value of the RRAs on a daily basis. RRAs with stated maturities of greater than three months from the date of purchase are classified as marketable securities.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	27

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales returns accruals.
Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual sales to customers during the fiscal reporting years 2013, 2012 and 2011.
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
Shipping and Handling
Shipping and handling costs incurred were $1,128 million, $1,051 million and $1,022 million in 2013, 2012 and 2011, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
Inventories
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.
Intangible Assets and Goodwill
The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2013 in the fiscal fourth quarter. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if warranted. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset, or abandoned, at which point the intangible asset will be written off or partially impaired.
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
As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated. Based on the availability of prior coverage, receivables for insurance recoveries related

JOHNSON & JOHNSON 2013 ANNUAL REPORT	28

to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
Concentration of Credit Risk
Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Recent economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $2.3 billion as of December 29, 2013 and approximately $2.1 billion as of December 30, 2012. Approximately $1.3 billion as of December 29, 2013 and approximately $1.2 billion as of December 30, 2012 of the Southern European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices and Diagnostics customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the Pharmaceutical and Medical Devices and Diagnostics local affiliates. The total net trade accounts receivable balance for these customers were approximately $1.0 billion at December 29, 2013 and $0.9 billion at December 30, 2012. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	29

Advertising
Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $2.5 billion, $2.3 billion and $2.6 billion in 2013, 2012 and 2011, respectively.
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
At December 29, 2013 and December 30, 2012, the cumulative amounts of undistributed international earnings were approximately $50.9 billion and $49.0 billion, respectively. At December 29, 2013 and December 30, 2012, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $18.6 billion and $14.8 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practical.
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
Reclassification
Certain prior period amounts have been reclassified to conform to current year presentation.

2.	Cash, Cash Equivalents and Current Marketable Securities
At the end of 2013 and 2012, cash, cash equivalents and current marketable securities were comprised of:

(Dollars in Millions)	2013	2012
Cash	$2,789	3,032
Government securities and obligations	7,632	7,622
Reverse repurchase agreements	15,006	7,701
Corporate debt securities	1,467	622
Money market funds	1,886	1,406
Time deposits	426	706
Total cash, cash equivalents and current marketable securities	$29,206	21,089

JOHNSON & JOHNSON 2013 ANNUAL REPORT	30

The estimated fair value was the same as the amortized cost as of December 29, 2013 and December 30, 2012.
As of December 29, 2013, current marketable securities consisted of $6,160 million, $1,100 million and $1,019 million of government securities and obligations, reverse repurchase agreements and corporate debt securities, respectively.
As of December 30, 2012, current marketable securities consisted of $5,226 million, $500 million and $452 million of government securities and obligations, reverse repurchase agreements and corporate debt securities, respectively.
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

3.	Inventories
At the end of 2013 and 2012, inventories were comprised of:

(Dollars in Millions)	2013	2012
Raw materials and supplies	$1,224	1,416
Goods in process	2,612	2,262
Finished goods	4,042	3,817
Total inventories	$7,878	7,495

4.	Property, Plant and Equipment
At the end of 2013 and 2012, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2013	2012
Land and land improvements	$885	793
Buildings and building equipment	10,423	10,046
Machinery and equipment	22,527	21,075
Construction in progress	3,298	2,740
Total property, plant and equipment, gross	$37,133	34,654
Less accumulated depreciation	20,423	18,557
Total property, plant and equipment, net	$16,710	16,097

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2013, 2012 and 2011 was $105 million, $115 million and $84 million, respectively.
Depreciation expense, including the amortization of capitalized interest in 2013, 2012 and 2011, was $2.7 billion, $2.5 billion and $2.3 billion, respectively.
Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	31

5.	Intangible Assets and Goodwill
At the end of 2013 and 2012, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2013	2012
Intangible assets with definite lives:
Patents and trademarks — gross	$9,164	8,890
Less accumulated amortization	4,146	3,416
Patents and trademarks — net	$5,018	5,474
Customer relationships and other intangibles — gross	$19,027	18,755
Less accumulated amortization	4,872	4,030
Customer relationships and other intangibles — net	$14,155	14,725
Intangible assets with indefinite lives:
Trademarks	$7,619	7,648
Purchased in-process research and development	1,155	905
Total intangible assets with indefinite lives	$8,774	8,553
Total intangible assets — net	$27,947	28,752

Goodwill as of December 29, 2013 and December 30, 2012, as allocated by segment of business, was as follows:

(Dollars in Millions)	Consumer	Pharmaceuticals	Med Devices and Diagnostics	Total
Goodwill at January 1, 2012	$8,298	1,721	6,119	16,138
Acquisitions	10	46	6,045	6,101
Currency translation/other	211	25	(51)	185
Goodwill at December 30, 2012	$8,519	1,792	12,113	22,424
Acquisitions	83	246	9	338
Currency translation/other	(71)	30	77	36
Goodwill at December 29, 2013	$8,531	2,068	12,199	22,798

The weighted average amortization periods for patents and trademarks and customer relationships and other intangible assets are 17 years and 24 years , respectively. The amortization expense of amortizable assets was $1,363 million, $1,146 million and $852 million before tax, for the fiscal years ended December 29, 2013, December 30, 2012 and January 1, 2012, respectively. The estimated amortization expense for the five succeeding years approximates $1,350 million before tax, per year. Amortization expense is included in cost of products sold.

During the fiscal year ended December 30, 2012, goodwill increased by $6.0 billion, related to the Synthes, Inc. acquisition. See Note 20 to the Consolidated Financial Statements for additional details on the Synthes, Inc. acquisition.

6.	Fair Value Measurements
The Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of materials denominated in foreign currency. The Company uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges.
Additionally, the company uses interest rate swaps as an instrument to manage interest rate risk related to fixed rate borrowings. These derivatives are treated as fair value hedges. The Company also uses forward foreign exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward foreign exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward foreign exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.
The Company does not enter into derivative financial instruments for trading or speculative purposes, or that contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements

JOHNSON & JOHNSON 2013 ANNUAL REPORT	32

with commercial institutions that have at least an "A" (or equivalent) credit rating. As of December 29, 2013, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $26.9 billion, $2.4 billion and $1.0 billion, respectively.
All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
The designation as a cash flow hedge is made at the entrance date of the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains and losses associated with interest rate swaps are recorded to interest expense in the period in which they occurred. Gains and losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in Other (income) expense, net for forward foreign exchange contracts and cross currency interest rate swaps. For interest rate swaps designated as fair value hedges, hedge ineffectiveness, if any, is included in current period earnings within interest expense. For the current reporting period, hedge ineffectiveness associated with interest rate swaps are not material.
As of December 29, 2013, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $245 million after-tax. For additional information, see the Consolidated Statements of Comprehensive Income and Note 13. The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate contracts. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
The following table is a summary of the activity related to derivatives designated as cash flow hedges for the fiscal years ended December 29, 2013 and December 30, 2012:

(Dollars in Millions)	Gain/(Loss) Recognized in Accumulated OCI(1)		Gain/(Loss) Reclassified from Accumulated OCI Into Income(1)		Gain/(Loss) Recognized in Other Income/Expense(2)
Cash Flow Hedges by Income Statement Caption	2013	2012	2013	2012	2013	2012
Sales to customers (3)	$45	45	49	(58)	2	(1)
Cost of products sold (3)	271	103	69	(98)	23	(4)
Research and development expense (3)	24	(42)	16	19	(4)	(1)
Interest (income)/Interest expense, net (4)	17	11	(10)	(16)	—	—
Other (income) expense, net (3)	(13)	(65)	(17)	29	(4)	—
Total	$344	52	107	(124)	17	(6)
All amounts shown in the table above are net of tax.

(1)	Effective portion

(2)	Ineffective portion

(3)	Forward foreign exchange contracts

(4)	Cross currency interest rate swaps

For the fiscal years ended December 29, 2013 and December 30, 2012, a gain of $32 million and a gain of $48 million, respectively, was recognized in Other (income) expense, net, relating to forward foreign exchange contracts not designated as hedging instruments.
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
The fair value of a derivative financial instrument (i.e., forward foreign exchange contracts, interest rate contracts) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or

JOHNSON & JOHNSON 2013 ANNUAL REPORT	33

that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position. The Company also holds equity investments which are classified as Level 1 because they are traded in an active exchange market. The Company did not have any other significant financial assets or liabilities which would require revised valuations under this standard that are recognized at fair value.

The following three levels of inputs are used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Significant other observable inputs.
Level 3 — Significant unobservable inputs.
The Company’s significant financial assets and liabilities measured at fair value as of December 29, 2013 and December 30, 2012 were as follows:

				2013	2012
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Total (1)
Derivatives designated as hedging instruments:
Assets:
Forward foreign exchange contracts	$—	537	—	537	423
Interest rate contracts (2)	—	169	—	169	98
Total	—	706	—	706	521
Liabilities:
Forward foreign exchange contracts	—	133	—	133	252
Interest rate contracts (3) (4)	—	26	—	26	10
Total	—	159	—	159	262
Derivatives not designated as hedging instruments:
Assets:
Forward foreign exchange contracts	—	25	—	25	75
Liabilities:
Forward foreign exchange contracts	—	29	—	29	23
Other investments (5)	$333	—	—	333	1,247

(1)	2012 assets and liabilities are all classified as Level 2 with the exception of Other investments of $1,247 million, which are classified as Level 1.

(2)	Includes $169 million and $96 million of non-current assets for the fiscal years ending December 29, 2013 and December 30, 2012, respectively.

(3)	Includes $19 million and $4 million of non-current liabilities for the fiscal years ending December 29, 2013 and December 30, 2012, respectively.

(4)	Includes cross currency interest rate swaps and interest rate swaps.

(5)	Classified as non-current other assets. The change in the fair value from December 30, 2012 was primarily due to the sale of Elan American Depositary Shares.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	34

7.	Borrowings
The components of long-term debt are as follows:

(Dollars in Millions)	2013		Effective Rate %		2012		Effective Rate %
0.70% Notes due 2013	$—		—%		500		0.75
3.80% Debentures due 2013	—		—		500		3.82
3 month LIBOR+0% FRN due 2013	—		—		500		0.31
3 month LIBOR+0.09% FRN due 2014	750		0.33		750		0.40
1.20% Notes due 2014	999		1.24		999		1.24
2.15% Notes due 2016	898		2.22		898		2.22
3 month LIBOR+0.07% FRN due 2016	800		0.31		—		—
0.70% Notes due 2016	397		0.74		—		—
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
5.15% Debentures due 2018	898		5.15		898		5.15
1.65% Notes due 2018	589		1.70		—		—
4.75% Notes due 2019 (1B Euro 1.3683) (2)/ (1B Euro 1.3275) (3)	1,363	(2)	5.83		1,321	(3)	5.83
3% Zero Coupon Convertible Subordinated Debentures due 2020	179		3.00		205		3.00
2.95% Debentures due 2020	542		3.15		542		3.15
3.55% Notes due 2021	446		3.67		446		3.67
6.73% Debentures due 2023	250		6.73		250		6.73
3.375% Notes due 2023	550		3.38		—		—
5.50% Notes due 2024 (500MM GBP 1.6414)(2)/(500MM GBP 1.6169) (3)	816	(2)	6.75		803	(3)	6.75
6.95% Notes due 2029	296		7.14		296		7.14
4.95% Debentures due 2033	500		4.95		500		4.95
4.375% Notes due 2033	646		4.42		—		—
5.95% Notes due 2037	995		5.99		995		5.99
5.85% Debentures due 2038	700		5.86		700		5.86
4.50% Debentures due 2040	539		4.63		539		4.63
4.85% Notes due 2041	298		4.89		298		4.89
4.50% Notes due 2043	499		4.52		—		—
Other	147		—		61		—
	15,097	(4)	4.00	(1)	13,001	(4)	4.14	(1)
Less current portion	1,769				1,512
	$13,328				11,489

(1)	Weighted average effective rate.

(2)	Translation rate at December 29, 2013.

(3)	Translation rate at December 30, 2012.

(4)	The excess of the fair value over the carrying value of debt was $1.4 billion in 2013 and $2.2 billion in 2012.

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs.
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2013, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 18, 2014. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	35

Throughout 2013, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $4.9 billion at the end of 2013, of which $2.5 billion was borrowed under the Commercial Paper Program. The remainder principally represents local borrowing by international subsidiaries.
The Company has a shelf registration with the U.S. Securities and Exchange Commission that enables the Company to issue debt securities and warrants to purchase debt securities on a timely basis. The Company issued bonds in December 2013 for a total of $3.5 billion for general corporate purposes.

Aggregate maturities of long-term obligations commencing in 2014 are:

(Dollars in Millions)
2014	2015	2016	2017	2018	After 2018
$1,769	76	2,096	1,007	1,526	8,623

8.	Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions)	2013	2012	2011
Currently payable:
U.S. taxes	$594	2,023	2,392
International taxes	1,653	1,277	1,133
Total currently payable	2,247	3,300	3,525
Deferred:
U.S. taxes	(251)	(120)	(690)
International taxes	(356)	81	(146)
Total deferred	(607)	(39)	(836)
Provision for taxes on income	$1,640	3,261	2,689

A comparison of income tax expense at the U.S. statutory rate of 35% in 2013, 2012 and 2011, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2013	2012	2011
U.S.	$4,261	4,664	3,634
International	11,210	9,111	8,727
Earnings before taxes on income:	$15,471	13,775	12,361
Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
International operations excluding Ireland	(10.6)	(9.8)	(14.0)
Ireland and Puerto Rico operations	(9.0)	(3.9)	(1.8)
Research and orphan drug tax credits	(0.8)	—	(0.8)
U.S. state and local	0.4	1.3	2.1
U.S. manufacturing deduction	(0.8)	(0.9)	(0.8)
U.S. tax on international income	1.7	1.1	(0.4)
U.S. tax benefit on asset write-offs	(5.1)	—	—
All other	(0.2)	0.9	2.5
Effective tax rate	10.6%	23.7	21.8

The decrease in the 2013 effective tax rate as compared to 2012 was attributable to a tax benefit associated with the write-off of assets for tax purposes associated with Scios Inc., increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions and the inclusion of two years of benefit of the U.S. Research and Development (R&D) tax credit and the

JOHNSON & JOHNSON 2013 ANNUAL REPORT	36

Controlled Foreign Corporation (CFC) look-through provisions. The R&D tax credit and the CFC look-through provisions were enacted into law in January 2013 and were retroactive to January 1, 2012.
During 2013, the Company reached a settlement agreement related to certain issues regarding the U.S. Internal Revenue Service (IRS) audit related to tax years 2006-2009. As a result of this settlement, the Company adjusted the unrecognized tax benefits relating to these matters which lowered tax expense. In addition, the Company recorded additional U.S. tax expense related to increased dividends of foreign earnings. The above items resulted in a net gain of $180 million. Also included in the 2013 results were incremental tax expenses associated with the establishment of a valuation allowance of $187 million related to the Company's Belgian foreign affiliate.
The increase in the 2012 effective tax rate as compared to 2011 was due to lower tax benefits on the impairment of in-process research and development intangible assets in low tax jurisdictions, increases in taxable income in higher tax jurisdictions relative to lower tax jurisdictions and the exclusion of the benefit of the U.S. R&D tax credit and the CFC look-through provisions from the 2012 fiscal year financial results.
Temporary differences and carryforwards for 2013 and 2012 were as follows:

	2013 Deferred Tax		2012 Deferred Tax
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$1,908		3,343
Stock based compensation	1,121		1,199
Depreciation		(772)		(933)
Non-deductible intangibles		(6,250)		(6,261)
International R&D capitalized for tax	1,656		1,599
Reserves & liabilities	1,587		1,908
Income reported for tax purposes	1,043		726
Net operating loss carryforward international	1,090		1,117
Miscellaneous international (1)	1,508	(361)	1,291	(371)
Miscellaneous U.S.	927		915
Total deferred income taxes	$10,840	(7,383)	12,098	(7,565)
(1) The $1,508 million is net of a valuation allowance related to Belgium of $187 million.

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
The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2013	2012	2011
Beginning of year	$3,054	2,699	2,307
Increases related to current year tax positions	643	538	402
Increases related to prior period tax positions	80	57	87
Decreases related to prior period tax positions	(574)	(41)	(77)
Settlements	(418)	(120)	(16)
Lapse of statute of limitations	(56)	(79)	(4)
End of year	$2,729	3,054	2,699

The unrecognized tax benefits of $2.7 billion at December 29, 2013, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The IRS has completed its audit for the tax years through 2005; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2004. During the third quarter of 2013, the Company reached a settlement agreement with the IRS related to certain issues in connection with the 2006-2009 audit which resulted in a payment and adjustment to unrecognized tax benefits. The Company believes that the 2006-2009 IRS audit will be substantially completed during the first quarter of 2014. The Company believes it is possible that audits may be completed by

JOHNSON & JOHNSON 2013 ANNUAL REPORT	37

tax authorities in some jurisdictions over the next twelve months.  However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.
The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $40 million, $41 million and $47 million in 2013, 2012 and 2011, respectively. The total amount of accrued interest was $412 million and $422 million in 2013 and 2012, respectively.

9.	Employee Related Obligations
At the end of 2013 and 2012, employee related obligations recorded on the Consolidated Balance Sheets were:

(Dollars in Millions)	2013	2012
Pension benefits	$2,950	4,488
Postretirement benefits	2,655	2,789
Postemployment benefits	1,872	1,452
Deferred compensation	693	747
Total employee obligations	8,170	9,476
Less current benefits payable	386	394
Employee related obligations — non-current	$7,784	9,082

Prepaid employee related obligations of $2,363 million and $194 million for 2013 and 2012, respectively, are included in other assets on the Consolidated Balance Sheets.

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
The Company uses the date of its consolidated financial statements (December 29, 2013 and December 30, 2012, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2013, 2012 and 2011 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
Service cost	$906	722	638	196	175	149
Interest cost	908	878	853	151	165	188
Expected return on plan assets	(1,447)	(1,236)	(1,108)	(6)	(4)	(1)
Amortization of prior service cost (credit)	6	6	9	(2)	(3)	(3)
Amortization of net transition obligation	1	1	1	—	—	—
Recognized actuarial losses	681	494	388	111	76	45
Curtailments and settlements	—	—	—	2	—	—
Net periodic benefit cost	$1,055	865	781	452	409	378

JOHNSON & JOHNSON 2013 ANNUAL REPORT	38

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other post-retirement plans:

(Dollars in Millions)
Amortization of net transition obligation	$—
Amortization of net actuarial losses	553
Amortization of prior service cost	3

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

	Retirement Plans			Other Benefit Plans
	2013	2012	2011	2013	2012	2011
Worldwide Benefit Plans
Discount rate	4.78%	4.25%	5.13%	5.25%	4.55%	5.25%
Expected long-term rate of return on plan assets	8.46%	8.45%	8.62%
Rate of increase in compensation levels	4.08%	4.08%	4.19%	4.29%	4.28%	4.28%

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

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2013	2012
Health care cost trend rate assumed for next year	6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2032	2032

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease
Health Care Plans
Total interest and service cost	$45	$(34)
Post-retirement benefit obligation	432	(347)

JOHNSON & JOHNSON 2013 ANNUAL REPORT	39

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2013 and 2012 for the Company’s defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2013	2012	2013	2012
Change in Benefit Obligation
Projected benefit obligation — beginning of year	$21,829	17,424	4,159	3,790
Service cost	906	722	196	175
Interest cost	908	878	151	165
Plan participant contributions	54	35	—	—
Amendments	35	12	7	—
Actuarial (gains) losses	(1,432)	2,662	296	459
Divestitures & acquisitions	8	629	—	—
Curtailments, settlements & restructuring	(15)	(6)	(11)	—
Benefits paid from plan	(751)	(697)	(373)	(432)
Effect of exchange rates	(54)	170	(18)	2
Projected benefit obligation — end of year	$21,488	21,829	4,407	4,159
Change in Plan Assets
Plan assets at fair value — beginning of year	$17,536	13,736	122	8
Actual return on plan assets	3,573	1,926	15	3
Company contributions	565	1,838	323	543
Plan participant contributions	54	35	—	—
Settlements	(4)	(2)	—	—
Divestitures & acquisitions	9	593	—	—
Benefits paid from plan assets	(751)	(697)	(373)	(432)
Effect of exchange rates	(81)	107	—	—
Plan assets at fair value — end of year	$20,901	17,536	87	122
Funded status — end of year	$(587)	(4,293)	(4,320)	(4,037)
Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$2,363	194	$—	—
Current liabilities	(71)	(65)	(302)	(307)
Non-current liabilities	(2,879)	(4,422)	(4,018)	(3,730)
Total recognized in the consolidated balance sheet — end of year	$(587)	(4,293)	$(4,320)	(4,037)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$3,344	7,586	$1,732	1,601
Prior service cost (credit)	26	9	(6)	(14)
Unrecognized net transition obligation	2	2	—	—
Total before tax effects	$3,372	7,597	$1,726	1,587

Accumulated Benefit Obligations — end of year	$19,203	19,267

JOHNSON & JOHNSON 2013 ANNUAL REPORT	40

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2013	2012	2013	2012
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$1,055	865	$452	409
Net actuarial (gain) loss	(3,559)	2,007	248	458
Amortization of net actuarial loss	(681)	(494)	(111)	(76)
Prior service cost	34	12	8	—
Amortization of prior service (cost) credit	(13)	(6)	—	3
Effect of exchange rates	(6)	79	(6)	1
Total recognized in other comprehensive income, before tax	$(4,225)	1,598	$139	386
Total recognized in net periodic benefit cost and other comprehensive income	$(3,170)	2,463	$591	795

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
In 2013, the Company contributed $58 million and $507 million to its U.S. and international pension plans, respectively.
The following table displays the funded status of the Company's U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at December 29, 2013 and December 30, 2012, respectively:

	U.S. Plans				International Plans
	Qualified Plans		Non-Qualified Plans		Funded Plans		Unfunded Plans
(Dollars in Millions)	2013	2012	2013	2012	2013	2012	2013	2012
Plan Assets	$13,990	11,464	—	—	6,911	6,072	—	—
Projected Benefit Obligation	11,921	12,420	1,296	1,343	7,797	7,586	474	480
Accumulated Benefit Obligation	10,745	11,001	1,065	1,070	6,974	6,774	419	422
Over (Under) Funded Status
Projected Benefit Obligation	$2,069	(956)	(1,296)	(1,343)	(886)	(1,514)	(474)	(480)
Accumulated Benefit Obligation	3,245	463	(1,065)	(1,070)	(63)	(702)	(419)	(422)
Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $5.4 billion, $5.8 billion and $3.3 billion, respectively, at the end of 2013, and $6.5 billion, $7.4 billion and $4.0 billion, respectively, at the end of 2012.

The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2014	2015	2016	2017	2018	2019-2023
Projected future benefit payments
Retirement plans	$778	794	840	890	933	6,071
Other benefit plans	$313	309	305	302	299	1,469

The following table displays the projected future minimum contributions to the unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2014	2015	2016	2017	2018	2019-2023
Projected future contributions	$74	73	78	95	89	524

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors

JOHNSON & JOHNSON 2013 ANNUAL REPORT	41

including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including: diversification, liquidity of local markets and liquidity of base currency. A majority of the Company’s pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds.
The Company’s retirement plan asset allocation at the end of 2013 and 2012 and target allocations for 2014 are as follows:

	Percent of Plan Assets		Target Allocation
	2013	2012	2014
Worldwide Retirement Plans
Equity securities	76%	75%	71%
Debt securities	24	25	29
Total plan assets	100%	100%	100%
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

•
Commingled funds — These investment vehicles are valued using the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.

•
Insurance contracts — The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness

JOHNSON & JOHNSON 2013 ANNUAL REPORT	42

of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

•
Other assets — Other assets are represented primarily by limited partnerships and real estate investments, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1, while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. Certain of these limited partnerships, as well as any other assets valued using unobservable inputs, are classified as Level 3.

The following table sets forth the Retirement Plans' trust investments measured at fair value as of December 29, 2013 and December 30, 2012:

	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs
	(Level 1)		(Level 2)		(Level 3)		Total Assets
(Dollars in Millions)	2013	2012	2013	2012	2013	2012	2013	2012
Short-term investment funds	$304	155	561	627	—	—	865	782
Government and agency securities	—	53	1,965	1,706	—	—	1,965	1,759
Debt instruments	—	2	1,215	1,641	1	3	1,216	1,646
Equity securities	10,526	8,104	23	1	4	4	10,553	8,109
Commingled funds	—	11	5,846	4,985	44	50	5,890	5,046
Insurance contracts	—	—	2	—	23	24	25	24
Other assets	4	—	314	101	69	69	387	170
Trust investments at fair value	$10,834	8,325	9,926	9,061	141	150	20,901	17,536

The Company's Other Benefit Plans are unfunded except for U.S. commingled funds (Level 2) of $76 million and $67 million at December 29, 2013 and December 30, 2012, respectively, and $11 million and $55 million of U.S. short-term-investment funds (Level 2) at December 29, 2013 and December 30, 2012, respectively.
The fair value of Johnson & Johnson Common Stock directly held in plan assets was $671 million (3.2% of total plan assets) at December 29, 2013 and $512 million (2.9% of total plan assets) at December 30, 2012.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 29, 2013 and December 30, 2012:

(Dollars in Millions)	Debt Instruments	Equity Securities	Commingled Funds	Insurance Contracts	Other Assets	Total Level 3
Balance January 1, 2012	$9	16	33	25	65	148
Realized gains (losses)	—	(1)	—	—	(5)	(6)
Unrealized gains (losses)	—	—	—	—	—	—
Purchases, sales, issuances and settlements, net	(6)	(11)	17	(1)	9	8
Balance December 30, 2012	3	4	50	24	69	150
Realized gains (losses)	—	—	—	—	(5)	(5)
Unrealized gains (losses)	—	(1)	—	(1)	—	(2)
Purchases, sales, issuances and settlements, net	(2)	1	(6)	—	5	(2)
Balance December 29, 2013	$1	4	44	23	69	141

11.	Savings Plan
The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $164 million, $160 million and $157 million in 2013, 2012 and 2011, respectively.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	43

12.	Capital and Treasury Stock
Changes in treasury stock were:

	Treasury Stock
(Amounts in Millions Except Treasury Stock Shares in Thousands)	Shares	Amount
Balance at January 2, 2011	381,746	$20,783
Employee compensation and stock option plans	(26,007)	(1,649)
Repurchase of common stock	39,741	2,525
Balance at January 1, 2012	395,480	21,659
Employee compensation and stock option plans	(55,170)	(3,250)
Issuance of common stock associated with the acquisition of Synthes, Inc.	(203,740)	(12,852)
Repurchase of common stock (1)	204,784	12,919
Balance at December 30, 2012	341,354	18,476
Employee compensation and stock option plans	(48,555)	(3,367)
Repurchase of common stock	6,416	591
Balance at December 29, 2013	299,215	$15,700
(1) Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

Aggregate shares of Common Stock issued were approximately 3,119,843,000 shares at the end of 2013, 2012 and 2011.

Cash dividends paid were $2.59 per share in 2013, compared with dividends of $2.40 per share in 2012, and $2.25 per share in 2011.

13.	Accumulated Other Comprehensive Income
Components of other comprehensive income (loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gain/(Loss) on Securities	Employee Benefit Plans	Gain/ (Loss) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income (Loss)
January 2, 2011	$(969)	24	(2,686)	100	(3,531)
Net 2011 changes	(557)	424	(1,700)	(268)	(2,101)
January 1, 2012	(1,526)	448	(4,386)	(168)	(5,632)
Net 2012 changes	1,230	(253)	(1,331)	176	(178)
December 30, 2012	(296)	195	(5,717)	8	(5,810)
Net 2013 changes	94	(89)	2,708	237	2,950
December 29, 2013	$(202)	106	(3,009)	245	(2,860)

Amounts in accumulated other comprehensive income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes as it relates to permanent investments in international subsidiaries. For additional details on comprehensive income see the Consolidated Statements of Comprehensive Income.

Details on reclassifications out of Accumulated Other Comprehensive Income:
Gain/(Loss) on Securities - reclassifications released to other (income) expense, net.
Employee Benefit Plans - reclassifications are included in net periodic benefit cost. See Note 10 for additional details.
Gain/(Loss) on Derivatives & Hedges - reclassifications to earnings are recorded in the same account as the hedged transaction. See Note 6 for additional details.

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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	44

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating certain balance sheet assets and liabilities at current exchange rates and some accounts at historical rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.
A rollforward of the changes during 2013, 2012 and 2011 for foreign currency translation adjustments is included in Note 13.
Net currency transaction gains and losses included in Other (income) expense were losses of $186 million, $58 million and $10 million in 2013, 2012 and 2011, respectively.

15.	Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 29, 2013, December 30, 2012 and January 1, 2012:

(In Millions Except Per Share Amounts)	2013	2012	2011
Basic net earnings per share attributable to Johnson & Johnson	$4.92	3.94	3.54
Average shares outstanding — basic	2,809.2	2,753.3	2,736.0
Potential shares exercisable under stock option plans	148.5	164.6	158.3
Less: shares repurchased under treasury stock method	(103.3)	(128.2)	(122.6)
Convertible debt shares	3.0	3.6	3.6
Accelerated share repurchase program	19.6	19.3	—
Adjusted average shares outstanding — diluted	2,877.0	2,812.6	2,775.3
Diluted net earnings per share attributable to Johnson & Johnson	$4.81	3.86	3.49

The diluted net earnings per share calculation included the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2013, 2012 and 2011.
The diluted earnings per share calculation for 2013 included all shares related to stock options, as the exercise price of all options was less than the average market value of the Company's stock. Diluted net earnings per share for 2012 and 2011 excluded 0.2 million and 50.7 million shares, respectively, related to stock options, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
The diluted earnings per share calculation for the fiscal years ended December 29, 2013 and December 30, 2012 included the dilutive effect of 19.6 million shares and 19.3 million shares, respectively, related to the accelerated share repurchase program, associated with the acquisition of Synthes, Inc. See Note 20 to the Consolidated Financial Statements for additional details.

16.	Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $363 million, $375 million and $313 million in 2013, 2012 and 2011, respectively.
The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 29, 2013 are:
(Dollars in Millions)

2014	2015	2016	2017	2018	After 2018	Total
$286	238	186	110	85	87	992
Commitments under capital leases are not significant.

17.	Common Stock, Stock Option Plans and Stock Compensation Agreements
At December 29, 2013, the Company had 3 stock-based compensation plans. The shares outstanding are for contracts under the Company's 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan and the 2012 Long-Term Incentive Plan. The 2005 Long-Term Incentive Plan expired April 26, 2012. All options and restricted shares granted subsequent to that date were under the 2012 Long-Term Incentive Plan. Under the 2012 Long-Term Incentive Plan, the Company may issue up to 650 million shares of common stock, plus any shares canceled, expired, forfeited, or not issued from the 2005 Long-Term Incentive Plan subsequent to April 26, 2012. Shares available for future grants under the 2012 Long-Term Incentive Plan were 583 million at the end of 2013.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	45

The compensation cost that has been charged against income for these plans was $728 million, $662 million and $621 million for 2013, 2012 and 2011, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $243 million, $220 million and $207 million for 2013, 2012 and 2011, respectively. The total unrecognized compensation cost was $636 million, $565 million and $562 million for 2013, 2012 and 2011, respectively. The weighted average period for this cost to be recognized was 1.26 years, 1.02 years and 0.97 years for 2013, 2012, and 2011, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.
The Company settles employee benefit equity issuances with treasury shares. Previously, treasury shares were replenished throughout the year for the number of shares used to settle employee benefit equity issuances. However, pursuant to the accelerated stock repurchase agreements in connection with the acquisition of Synthes, Inc., the Company did not make any purchases of common stock on the open market during the fiscal first and second quarters of 2013. Upon settlement of the accelerated stock repurchase agreements in the fiscal third quarter of 2013, the Company resumed common stock purchases.
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

The average fair value of options granted was $4.88, $6.39 and $7.47, in 2013, 2012 and 2011, respectively. The fair value was estimated based on the weighted average assumptions of:

	2013	2012	2011
Risk-free rate	1.01%	1.06%	2.41%
Expected volatility	14.04%	18.38%	18.20%
Expected life (in years)	6.0	6.0	6.0
Dividend yield	3.40%	3.60%	3.60%

A summary of option activity under the Plan as of December 29, 2013, December 30, 2012 and January 1, 2012, and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at January 2, 2011	193,690	$59.68	$648
Options granted	9,530	62.21
Options exercised	(20,160)	56.65
Options canceled/forfeited	(3,601)	62.38
Shares at January 1, 2012	179,459	60.10	1,004
Options granted	8,661	65.36
Options exercised	(49,388)	56.73
Options canceled/forfeited	(4,381)	62.97
Shares at December 30, 2012	134,351	61.58	1,061
Options granted	29,010	72.54
Options exercised	(41,357)	59.99
Options canceled/forfeited	(2,448)	65.89
Shares at December 29, 2013	119,556	$64.70	$3,306

The total intrinsic value of options exercised was $941 million, $547 million and $167 million in 2013, 2012 and 2011, respectively.

The following table summarizes stock options outstanding and exercisable at December 29, 2013:

JOHNSON & JOHNSON 2013 ANNUAL REPORT	46

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Average Exercise Price	Options	Average Exercise Price
$52.13-$53.93	4,175	0.1	$53.92	4,175	$53.92
$54.89-$58.33	11,539	5.1	$58.33	11,539	$58.33
$58.34-$62.20	30,119	4.1	$60.65	22,122	$60.10
$62.62-$65.62	29,818	5.3	$64.62	21,438	$64.42
$65.80-$72.54	43,905	6.1	$70.23	15,936	$66.19
	119,556	5.1	$64.70	75,210	$62.01

(1) Average contractual life remaining in years.
Stock options exercisable at December 30, 2012 and January 1, 2012 were 104,860 at an average price of $61.15 and an average life of 4.3 years and 138,126 at an average price of $59.94 and an average life of 4.2 years, respectively.
Restricted Share Units and Performance Share Units
The Company grants restricted share units which vest over service periods that range from 6 months to 3 years. The Company also grants performance share units, which are paid in shares of Johnson & Johnson Common Stock after the end of a three-year performance period. Whether any performance share units vest, and the amount that does vest, is tied to the completion of service periods that range from 6 months to 3 years and the achievement, over a three-year period, of three equally-weighted goals that directly align with or help drive long-term total shareholder return: sales, adjusted operational earnings per share, and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.

A summary of the restricted share units and performance share units activity under the Plans as of December 29, 2013 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 2, 2011	29,734
Granted	11,478
Issued	(8,300)
Canceled/forfeited	(1,886)
Shares at January 1, 2012	31,026
Granted	12,197	327
Issued	(9,278)	—
Canceled/forfeited	(2,111)	(42)
Shares at December 30, 2012	31,834	285
Granted	10,582	1,290
Issued	(10,078)	—
Canceled/forfeited	(1,721)	(40)
Shares at December 29, 2013	30,617	1,535
The average fair value of the restricted share units granted was $65.90, $58.93 and $55.90 in 2013, 2012 and 2011, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $569.2 million, $483.2 million and $458.9 million in 2013, 2012 and 2011, respectively.
The weighted average fair value of the performance share units granted was $73.42 and $55.01 in 2013 and 2012, calculated using the weighted average fair market value for each of the three component goals at the date of grant.
The fair values for the sales and earnings per share goals of each performance share unit were estimated on the date of grant using the fair market value of the shares at the time of the award discounted for dividends, which are not paid on the performance share units during the vesting period.  The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. No performance share units vested in 2013 and 2012.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	47

18.	Segments of Business and Geographic Areas

	Sales to Customers
(Dollars in Millions)	2013	2012	2011
Consumer —
United States	$5,162	5,046	5,151
International	9,535	9,401	9,732
Total	14,697	14,447	14,883
Pharmaceutical —
United States	13,948	12,421	12,386
International	14,177	12,930	11,982
Total	28,125	25,351	24,368
Medical Devices and Diagnostics —
United States	12,800	12,363	11,371
International	15,690	15,063	14,408
Total	28,490	27,426	25,779
Worldwide total	$71,312	67,224	65,030

	Pre-Tax Profit			Identifiable Assets
(Dollars in Millions)	2013 (3)	2012 (4)	2011 (5)	2013	2012	2011
Consumer	$1,973	1,693	2,096	$23,711	24,131	24,210
Pharmaceutical	9,178	6,075	6,406	23,783	23,219	23,747
Medical Devices and Diagnostics	5,261	7,187	5,263	44,585	42,926	23,609
Total	16,412	14,955	13,765	92,079	90,276	71,566
Less: Expense not allocated to segments (1)	941	1,180	1,404
General corporate (2)				40,604	31,071	42,078
Worldwide total	$15,471	13,775	12,361	$132,683	121,347	113,644

	Additions to Property, Plant & Equipment			Depreciation and Amortization
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
Consumer	$533	468	670	$539	575	631
Pharmaceutical	856	737	729	1,075	1,010	958
Medical Devices and Diagnostics	1,724	1,230	1,095	2,224	1,857	1,331
Segments total	3,113	2,435	2,494	3,838	3,442	2,920
General corporate	482	499	399	266	224	238
Worldwide total	$3,595	2,934	2,893	$4,104	3,666	3,158

JOHNSON & JOHNSON 2013 ANNUAL REPORT	48

	Sales to Customers			Long-Lived Assets (6)
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
United States	$31,910	29,830	28,908	$35,880	35,115	23,529
Europe	18,599	16,945	17,129	24,868	25,261	19,056
Western Hemisphere excluding U.S.	7,421	7,207	6,418	3,281	3,636	3,517
Asia-Pacific, Africa	13,382	13,242	12,575	2,434	2,362	2,163
Segments total	71,312	67,224	65,030	66,463	66,374	48,265
General corporate				992	899	750
Other non long-lived assets				65,228	54,074	64,629
Worldwide total	$71,312	67,224	65,030	$132,683	121,347	113,644

See Note 1 for a description of the segments in which the Company operates.
Export sales are not significant. In 2013, 2012 and 2011, the Company did not have a customer that represented 10% of total revenues.

(1)
Amounts not allocated to segments include interest (income) expense, noncontrolling interests and general corporate (income) expense. Includes expense of $0.2 billion and $0.5 billion of currency related expense related to the acquisition of Synthes, Inc. in 2012 and 2011, respectively.

(2)	General corporate includes cash and marketable securities.

(3)
Includes $2,276 million of net litigation expense comprised of $1,975 million and $301 million in the Medical Devices and Diagnostics and Pharmaceutical segments, respectively. Includes $683 million of Synthes integration/transaction costs in the Medical Devices and Diagnostics segment. Includes $580 million of in-process research and development expense, comprised of $514 million and $66 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes $251 million expense for the cost associated with the DePuy ASRTM Hip program. Includes $98 million of income related to other adjustments comprised of $55 million and $43 million in the Consumer and Pharmaceutical segments, respectively.

(4)
Includes $1,218 million of net litigation expense comprised of $658 million and $560 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $1,163 million of in-process research and development expense, comprised of $1,111 million and $52 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $795 million of Synthes integration/transaction costs in the Medical Devices and Diagnostics segment. Includes $909 million of asset write-downs and other adjustments, comprised of $499 million, $264 million and $146 million in the Pharmaceutical, Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes $110 million expense for the cost associated with the DePuy ASR™ Hip program.

(5)
Includes $3,310 million of net litigation expense comprised of $1,741 million and $1,569 million in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively. Includes $656 million of net restructuring expense, comprised of $676 million expense in the Medical Devices and Diagnostics segment and a gain of $20 million in the Pharmaceutical segment. The Medical Devices and Diagnostics segment also includes $521 million expense for the cost associated with the DePuy ASR™ Hip program.

(6)
Long-lived assets include property, plant and equipment, net for 2013, 2012 and 2011 of $16,710, $16,097 and $14,739, respectively, and intangible assets and goodwill, net for 2013, 2012 and 2011 of $50,745, $51,176 and $34,276, respectively.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	49

19.	Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2013 and 2012 are summarized below:

	2013				2012
(Dollars in Millions Except Per Share Data)	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	First Quarter (5)	Second Quarter (6)	Third Quarter (7)	Fourth Quarter (8)
Segment sales to customers
Consumer	$3,675	3,658	3,611	3,753	3,595	3,619	3,581	3,652
Pharmaceutical	6,768	7,025	7,036	7,296	6,133	6,291	6,402	6,525
Med Devices & Diagnostics	7,062	7,194	6,928	7,306	6,411	6,565	7,069	7,381
Total sales	17,505	17,877	17,575	18,355	16,139	16,475	17,052	17,558
Gross profit	11,951	12,388	12,231	12,400	11,224	11,332	11,455	11,555
Earnings before provision for taxes on income	4,261	4,793	3,667	2,750	5,045	2,035	3,595	3,100
Net earnings attributable to Johnson & Johnson	3,497	3,833	2,982	3,519	3,910	1,408	2,968	2,567
Basic net earnings per share attributable to Johnson & Johnson	$1.25	1.36	1.06	1.25	1.43	0.51	1.08	0.93
Diluted net earnings per share attributable to Johnson & Johnson	$1.22	1.33	1.04	1.23	1.41	0.50	1.05	0.91

(1)
The first quarter of 2013 includes after-tax charges of $183 million from Synthes integration/transaction costs, $391 million from net litigation expense and $42 million from impairment of in-process research and development, and $30 million associated with the DePuy ASR™ Hip program.

(2)
The second quarter of 2013 includes after-tax charges of $308 million from net litigation expense, $87 million from Synthes integration/transaction costs and $61 million associated with the DePuy ASR™ Hip program.

(3)
The third quarter of 2013 includes after-tax charges of $720 million from net litigation expense, $103 million from Synthes integration/transaction costs, $126 million from impairment of in-process research and development and $31 million associated with the DePuy ASR™ Hip program.

(4)
The fourth quarter of 2013 includes after-tax charges of $227 million from net litigation expense, $110 million from Synthes integration/transaction costs, $294 million from impairment of in-process research and development, $118 million associated with the DePuy ASR™ Hip program and a $707 million tax benefit associated with Scios Inc.

(5)	The first quarter of 2012 includes an after-tax gain of $106 million from currency and costs associated with the acquisition of Synthes, Inc.

(6)
The second quarter of 2012 includes after-tax charges of $717 million for asset write-downs, $611 million from net litigation expense, $564 million associated with the acquisition of Synthes, Inc. and $344 million from impairment of in-process research and development.

(7)
The third quarter of 2012 includes after-tax charges of $135 million associated with the acquisition of Synthes, Inc., $340 million from impairment of in-process research and development, $70 million associated with net litigation expense, and $24 million associated with the DePuy ASR™ Hip program.

(8)
The fourth quarter of 2012 includes after-tax charges of $371 million from net litigation expense, $306 million associated with the acquisition of Synthes, Inc., $73 million associated with the DePuy ASR™ Hip program and $59 million from impairment of in-process research and development.

20.	Business Combinations and Divestitures
Certain businesses were acquired for $835 million in cash and $193 million of liabilities assumed during 2013. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The assumed liabilities primarily represent the fair value of the contingent consideration which may be payable related to the acquisition of Aragon Pharmaceuticals, Inc. As per terms of the agreement, additional payments of up to $350 million may be paid in the future based on reaching predetermined milestones.
The 2013 acquisitions included: Flexible Stenting Solutions, Inc., a leading developer of innovative flexible peripheral arterial, venous and biliary stents; Shanghai Elsker Mother & Baby Co., Ltd, a baby care company in China and Aragon Pharmaceuticals, Inc., a privately-held, pharmaceutical discovery and development company focused on drugs to treat hormonally-driven cancers.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	50

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $941 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $831 million has been identified as the value of IPR&D associated with the acquisitions of Aragon Pharmaceuticals, Inc. and Flexible Stenting Solutions, Inc.
The IPR&D related to the acquisition of Aragon Pharmaceuticals, Inc. of $810 million is associated with Aragon’s androgen receptor antagonist program for treatment of hormonally-driven cancers. The value of the IPR&D was calculated using cash flow projections discounted for the inherent risk in such projects. Probability of success factors ranging from 37% - 52.0% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 15.5%. The IPR&D related to the acquisition of Flexible Stenting Solutions, Inc. of $21 million is associated with the approval for peripheral vascular indications, including the superficial femoral artery indication. A probability of success factor of 100% was used and a discount rate ranging between 16.5% - 17.5% was applied.
Certain businesses were acquired for $17,821 million in cash and stock and $1,204 million of liabilities assumed during 2012. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2012 acquisitions included: Synthes, Inc., a global developer and manufacturer of orthopaedics devices; Guangzhou Bioseal Biotech Co., Ltd. a developer of biologic combinations addressing moderate to severe hemostasis; Angiotech Pharmaceuticals, Inc., intellectual property and know how related to the QuillTM Knotless Tissue-Closure Device; Corimmun GmbH, a developer of a phase II treatment for CHF; Calibra Medical, Inc., a developer of a unique, wearable three-day insulin patch for convenient and discreet mealtime dosing for people with diabetes who take multiple daily injections of insulin; Spectrum Vision LLC, a full service distributor of contact lenses serving Russia with facilities in the Ukraine and Kazakhstan; and marketing authorizations, trademarks, and patents extending ZYRTEC® related market rights in Australia and Canada.
The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $15,785 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $208 million has been identified as the value of IPR&D associated with the acquisitions of Corimmun GmbH and Synthes, Inc.
The IPR&D related to the acquisition of Synthes, Inc. of $63 million is associated with orthopaedic devices, and the IPR&D associated with Corimmun of $145 million is related to a CHF treatment. These IPR&D values were calculated using the cash flow projections discounted for the risk inherent in such projects. Synthes, Inc. had a probability of success factor of 100%, discounted using a 14% rate. Corimmun had a probability of success factor of 38%, discounted using a 25% rate. During 2013, the Company recorded a charge of $0.2 billion for the impairment of the in-process research and development associated with Corimmun.
During the fiscal second quarter of 2012, the Company completed the acquisition of Synthes, Inc., a global developer and manufacturer of orthopaedics devices, for a purchase price of $20.2 billion in cash and stock. The net acquisition cost of the transaction is $17.5 billion based on cash on hand at closing of $2.7 billion.
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
The stock portion of the merger consideration consisted of shares of Johnson & Johnson common stock purchased by Janssen Pharmaceutical from two banks, pursuant to two accelerated share repurchase (ASR) agreements dated June 12, 2012. On June 13, 2012, Janssen Pharmaceutical purchased an aggregate of approximately 203.7 million shares of Johnson & Johnson common stock at an initial purchase price of $12.9 billion under the ASR agreements, with all of the shares delivered to Janssen Pharmaceutical on June 13, 2012.  During the fiscal third quarter of 2013, the Company settled the remaining liabilities under the ASR agreements for $2.9 billion in cash which was recorded as a reduction to equity.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	51

The following table summarizes the consideration transferred to acquire Synthes, Inc. valued on the acquisition date of June 14, 2012:

(Dollars in Millions)
Cash (multiply 55.65CHF by shares of Synthes common stock outstanding by the exchange rate)(A)	$6,902
Common Stock (multiply 1.717 by shares of Synthes common stock outstanding by J&J stock price)(B)	$13,335
Total fair value of consideration transferred	$20,237

(A) Synthes common stock outstanding of 118.7 million shares as of the acquisition date and CHF/USD exchange rate of .95674

(B) Johnson & Johnson closing stock price on the New York Stock Exchange as of acquisition date of $65.45 per share.

During the fiscal second quarter of 2013, the Company finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The following table presents the amounts recognized for assets acquired and liabilities assumed as of the acquisition date with adjustments made through June 30, 2013:

(Dollars in Millions)
Cash & Cash equivalents	$2,749
Inventory	1,194
Accounts Receivable, net	738
Other current assets	238
Property, plant and equipment	1,253
Goodwill	6,074
Intangible assets	12,861
Other non-current assets	46
Total Assets Acquired	25,153

Current liabilities	1,081
Deferred Taxes	3,506
Other non-current liabilities	329
Total Liabilities Assumed	4,916

Net Assets Acquired	$20,237

The adjustments made since the date of acquisition were to account for changes to inventory, based on the results of the physical inventory counts and deferred taxes, to reflect the statutory tax rate that is being applied to the intangible assets. The revisions to the purchase price allocation were not material to the Statements of Consolidated Earnings or the Consolidated Balance Sheet for the fiscal second quarter of 2013 and prior fiscal quarters.

The assets acquired are recorded in the Medical Devices and Diagnostics segment. The acquisition of Synthes, Inc. resulted in $6.1 billion of goodwill. The goodwill is primarily attributable to synergies expected to arise from the acquisition of Synthes, Inc. The goodwill is not deductible for tax purposes.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	52

The purchase price allocation to the identifiable intangible assets before the effect of any amortization included in the current period balance sheets is as follows:

(Dollars in Millions)
Intangible assets with definite lives:
Customer relationships	$9,870
Patents and technology	1,508
Total amortizable intangibles	11,378

Trademark and Trade name	1,420
In-process research and development	63
Total intangible assets	$12,861

The Customer Relationship intangible lives were determined using the projected customer retention period based on historical experience. Synthes has a broad product portfolio, including trauma, spine, cranio-maxillofacial, biomaterials and power tools. An analysis was performed to determine the lives for each of the Customer Relationship assets in the distinct product areas. The calculations to determine useful lives included attrition rates and discounted future cash flows by product area. This analysis resulted in a weighted average life of 22 years for the Customer Relationship assets.

The Patents and Technology intangible lives were derived based on technology obsolescence rates that are commensurate with the nature of the Synthes businesses. New product introductions are predominantly incremental enhancements to existing platforms and are infrequently transformational. An analysis was performed to determine the lives for each of the Patents and Technology assets in each distinct product area. The calculations to determine useful lives included assumptions on technology obsolescence and discounted future cash flows by product area. This analysis resulted in a weighted average life of 18 years for the Patents and Technology assets.

A weighted average of the values and lives ascribed to the Customer Relationship and Patents and Technology intangible assets results in a 21 year weighted average life.

The Trademark and Trade name asset values were determined to have an indefinite life based on a number of factors, including trade name history, the competitive environment, market share and future operating plans. Additionally, in-process research and development intangible assets were valued for technology programs for unapproved products.

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

	Unaudited Pro forma consolidated results
(Dollars in Millions Except Per Share Amounts)	2012	2011

Net Sales	$68,894	68,741
Net Earnings attributable to Johnson & Johnson	$11,564	9,427
Diluted Net Earnings per share attributable to Johnson & Johnson	$4.11	3.40

JOHNSON & JOHNSON 2013 ANNUAL REPORT	53

The Company recorded acquisition related costs before tax of $683 million and $1,028 million in 2013 and 2012, respectively, which were recorded in Cost of products sold and Other (income) expense.
In connection with the Synthes acquisition, DePuy Orthopaedics, Inc. agreed to divest certain rights and assets related to its trauma business to Biomet, Inc. and completed the initial closing for this transaction in the fiscal second quarter of 2012, including those countries that represented the majority of sales. As of December 30, 2012, the transaction had closed worldwide.
Certain businesses were acquired for $2,797 million in cash and $228 million of liabilities assumed during 2011. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2011 acquisitions included: Crucell N.V., a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide; the over-the-counter brands of J.B. Chemicals & Pharmaceuticals Limited, including RINZA®, Russia's leading multi-symptom cough and cold brand, and DOKTOR MOM®, Russia's number two selling cough brand, as well as several other brands; full ownership of the Johnson & Johnson-Merck Consumer Pharmaceuticals Co. joint venture in the U.S. from Merck Sharp & Dohme Corp; and SterilMed, Inc., a leader in the reprocessing and remanufacturing of medical devices in the U.S.
The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,657 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $982 million has been identified as the value of IPR&D associated with the acquisition of Crucell N.V.
The IPR&D related to the acquisition of Crucell N.V. of $982 million is associated with vaccines and antibodies that prevent and/or treat infectious diseases. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 14%-81% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 16%. During 2012, the Company recorded a charge of $0.5 billion for the intangible asset write-down and $0.4 billion for the impairment of the in-process research and development related to the Crucell business. During 2013, the Company recorded a charge of $0.4 billion for the impairment of the in-process research and development related to the Crucell business.
With the exception of the Synthes, Inc. acquisition, supplemental pro forma information for 2013, 2012 and 2011 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
During 2013, the Company divestitures included: women's sanitary protection products in the U.S., Canada and the Caribbean to Energizer Holdings, Inc.; Rolaids® to Chattem, Inc.; DORIBAX® rights to Shionogi; and the sale of certain consumer brands and certain pharmaceutical products. In 2013, the gains on the divestitures of businesses were $0.1 billion. During 2012, the Company divestitures included: BYSTOLIC® (nebivolol) IP rights to Forest Laboratories, Inc.; the trauma business of Depuy Orthopaedics, Inc. to Biomet, Inc.; the Therakos business to an affiliate of Gores Capital Partners III, L.P.; the sale of certain consumer brands; and the RhoGAM® business. In 2012, the gains on the divestitures of businesses were $0.9 billion. During 2011, the Company divestitures included the Animal Health Business to Elanco, a Division of Eli Lilly; MONISTAT® in Canada, the U.S. and its territories (including Puerto Rico); assets of the Ortho Dermatologics division in the U.S. to subsidiaries of Valeant Pharmaceuticals International, Inc.; and the Surgical Instruments Business of Codman & Shurtleff, Inc. In 2011, the gains on the divestitures of businesses were $1.0 billion.
In January 2014, the Company received a binding offer from The Carlyle Group to acquire the Ortho-Clinical Diagnostics business for $4.15 billion. The purchase price will be reduced at closing by approximately $0.2 billion, primarily for certain retained working capital, and will be subject to other customary adjustments. The Company expects this transaction to close sometime during the middle of 2014, pending fulfillment of certain conditions, including, but not limited to, the receipt of applicable anti-trust clearances and other customary closing requirements.

21.	Legal Proceedings
Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 29, 2013, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	54

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
PRODUCT LIABILITY

Certain subsidiaries of Johnson & Johnson are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While these subsidiaries believe they have substantial defenses, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability accruals in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. Changes to the accruals may be required in the future as additional information becomes available.
The most significant of these cases include LEVAQUIN®, the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, the PINNACLE® Acetabular Cup System, RISPERDAL®, pelvic meshes, DURAGESIC®/fentanyl patches and TOPAMAX®. As of December 29, 2013, in the U.S. there were approximately 1,165 plaintiffs with direct claims in pending lawsuits regarding injuries allegedly due to LEVAQUIN®, 12,340 with respect to the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, 5,560 with respect to the PINNACLE® Acetabular Cup System, 500 with respect to RISPERDAL®, 28,810 with respect to pelvic meshes, 22 with respect to DURAGESIC®/fentanyl patches and 140 with respect to TOPAMAX®.
In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against DePuy and Johnson & Johnson, and the number of pending lawsuits continues to increase. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Ohio. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom, Canada and Australia. In November 2013, DePuy reached an agreement with a Court-appointed committee of lawyers representing ASR™ Hip System plaintiffs to establish a program to settle claims with eligible ASR patients in the United States who had surgery to replace their ASR hip, known as revision surgery, as of August 31, 2013. The U.S. settlement is valued at approximately $2.5 billion, based on an estimate of 8,000 patients participating in the program. This settlement program is expected to bring to a close significant ASR litigation activity in the U.S. However, many lawsuits in the U.S. will remain; and the settlement program does not address litigation outside of the U.S. The Company continues to receive information with respect to potential costs associated with this recall on a worldwide basis. Updates to existing accruals associated with the ASR may be required in the future as additional information becomes available.
Claims for personal injury have also been made against DePuy and Johnson & Johnson relating to DePuy's PINNACLE® Acetabular Cup System used in hip replacement surgery. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Texas. The Company has established a product liability accrual in anticipation of product liability litigation associated with DePuy's PINNACLE® Acetabular Cup System. Changes to this accrual may be required in the future as additional information becomes available.
Claims for personal injury have been made against Ethicon, Inc. (Ethicon) and Johnson & Johnson arising out of Ethicon's pelvic mesh devices used to treat stress urinary incontinence and pelvic organ prolapse. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Southern District of West Virginia. In addition, class actions and individual personal injury cases or claims have been commenced in Australia, Belgium, Canada, England, Israel, Italy, the Netherlands, Scotland and Venezuela, seeking damages for alleged injury resulting from Ethicon's pelvic mesh devices. The Company has established a product liability accrual in anticipation of product liability litigation associated with Ethicon's pelvic mesh products. Changes to this accrual may be required in the future as additional information becomes available.

INTELLECTUAL PROPERTY

Certain subsidiaries of Johnson & Johnson are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their business. The most significant of these matters are described below.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	55

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

Medical Devices and Diagnostics

In January 2010, Tyco Healthcare Group, LP (Tyco) and U.S. Surgical Corporation (now Covidien plc) filed a lawsuit against Ethicon Endo-Surgery, Inc. (EES) in the United States District Court for the District of Connecticut alleging that several features of EES's HARMONIC® Scalpel infringed three Tyco patents. Tyco is seeking monetary damages and injunctive relief. The case was tried in July 2012, and in March 2013, the Court ruled that EES's HARMONIC Scalpel infringed Tyco's patents and ordered EES to pay damages of approximately $176 million. EES has appealed the decision to the United States Court of Appeals for the Federal Circuit. The Company believes EES has strong arguments supporting its appeal. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the case.
In October 2007, Bruce Saffran (Saffran) filed a patent infringement lawsuit against Johnson & Johnson and Cordis Corporation (Cordis) in the United States District Court for the Eastern District of Texas alleging that Cordis's sales of its CYPHER® Stent willfully infringed the U.S. Patent No. 5,653,760. In January 2011, the jury awarded Saffran $482 million. In March 2011, the Court entered judgment against Cordis in the amount of $593 million, representing the jury verdict, plus $111 million in pre-judgment interest. In April 2013, the United States Court of Appeals for the Federal Circuit reversed the judgment and held that Cordis did not infringe Plaintiff's patent as a matter of law. Plaintiff filed a Petition for Certiorari with the United States Supreme Court, which was denied in January 2014.
In November 2007, Roche Diagnostics Operations, Inc., et al. (Roche) filed a patent infringement lawsuit against LifeScan, Inc. (LifeScan) in the United States District Court for the District of Delaware, alleging LifeScan's OneTouch® line of blood glucose monitoring systems infringe two patents related to the use of microelectrode sensors. In September 2009, LifeScan obtained a favorable ruling on claim construction that precluded a finding of infringement. The Court entered judgment against Roche in July 2010 and Roche appealed.  The Court of Appeals reversed the District Court's ruling on claim construction and remanded the case to the District Court for new findings on the issue. Roche is seeking monetary damages and injunctive relief.
In June 2009, Rembrandt Vision Technologies, L.P. (Rembrandt) filed a patent infringement lawsuit against Johnson & Johnson Vision Care, Inc. (JJVC) in the United States District Court for the Eastern District of Texas alleging that JJVC's manufacture and sale of its ACUVUE®ADVANCE® and ACUVUE® OASYS® Hydrogel Contact Lenses infringe their U.S. Patent No. 5,712,327 (the Chang patent). Rembrandt is seeking monetary relief. The case was transferred to the United States District Court for the Middle District of Florida. In May 2012, the jury returned a verdict holding that neither of the accused lenses infringes the '327 patent. Rembrandt appealed, and in August 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court's judgment. Rembrandt has asked the District Court to grant it a new trial based on alleged new evidence, and the Court's decision on that motion is pending.
In September 2011, LifeScan, Inc. (LifeScan) filed a lawsuit against Shasta Technologies, Instacare Corp and Conductive Technologies (collectively, Shasta) in the United States District Court for the Northern District of California for patent infringement for the making and marketing of a strip for use in LifeScan's OneTouch® Blood Glucose Meters.  In November 2012, Shasta got a limited approval from the United States Food and Drug Administration (FDA) for its strips.  In December 2012, LifeScan filed an additional lawsuit in the same court alleging violation of the Lanham Act based on Shasta's packaging.  LifeScan moved for, and the District Court granted, a preliminary injunction prohibiting Shasta from marketing their strips.  Shasta appealed, and in November 2013, the Court of Appeals for the Federal Circuit reversed the grant of the preliminary injunction. A preliminary injunction prohibiting Shasta from marketing their strips with objectionable labeling also was granted in the Lanham Act case and was affirmed on appeal in January 2014. The defendants challenged the validity of the asserted patents in the U.S. Patent and Trademark Office (USPTO) and the patent infringement case has been stayed pending the outcome of the validity proceedings. The validity of two of the patents was confirmed by the USPTO and a decision regarding the validity of the third patent is pending. In April 2013 defendants brought counterclaims for antitrust violations and false advertising and those claims have been stayed pending resolution of the patent infringement case.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	56

In May 2012, Medtronic MiniMed, Inc., Medtronic Puerto Rico Operations Co. and MiniMed Distribution Corp. (collectively, Medtronic MiniMed) filed a patent infringement lawsuit against Animas Corporation in the United States District Court for the Central District of California alleging that Animas' OneTouch® Ping® Glucose Management System and the IR1250, IR2020 and IR 2000 insulin pumps infringe nine of their patents.  Medtronic MiniMed is seeking monetary damages and injunctive relief.
In March 2013, Medinol Ltd. (Medinol) filed a patent infringement lawsuit against Cordis Corporation (Cordis) and Johnson & Johnson in the United States District Court for the Southern District of New York alleging that all of Cordis's sales of the CYPHER® and CYPHER SELECT® Stents made in the United States since 2005 willfully infringed four of Medinol's patents directed to the geometry of articulated stents.  Medinol is seeking damages and attorney's fees.

Pharmaceutical

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor, Inc. (Centocor) (now Janssen Biotech, Inc. (JBI)) in the United States District Court for the District of Massachusetts alleging that SIMPONI® infringes Abbott's U.S. Patent Nos. 7,223,394 and 7,541,031 (the Salfeld patents). Abbott is seeking monetary damages and injunctive relief. Oral argument on summary judgment motions was held in December 2013. The parties are awaiting a decision.
In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against Centocor (now JBI) in the United States District Court for the District of Massachusetts alleging that STELARA® infringes two United States patents assigned to Abbott GmbH. JBI filed a complaint in the United States District Court for the District of Columbia for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents, as well as a Complaint for Review of a Patent Interference Decision that granted priority of invention on one of the two asserted patents to Abbott GmbH. The cases have been transferred from the District of Columbia to the District of Massachusetts. Trial was held in September 2012 with a jury verdict in favor of JBI, invalidating Abbott's patent claims. In March 2013, the Court denied Abbott's post-trial motions challenging the outcome and granted JBI's motion on the appeal of the interference decision. Abbott filed its notice of appeal in April 2013. Oral argument is scheduled for March 2014 in the Court of Appeals for the Federal Circuit. Also in August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement lawsuit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH's Canadian patent. A trial was held in December 2013 in the Canadian Case. In January 2014, the Court ruled in favor of Abbott, finding that the asserted claims were valid and infringed by STELARA®. Janssen will appeal that decision. The Company believes Janssen has strong arguments supporting its appeal. In addition to the U.S. and Canadian litigations, in August 2012, Abbott filed patent infringement lawsuits in the Netherlands, Switzerland and Germany. In each of the above cases, Abbott is seeking monetary damages and injunctive relief.

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDAs)

The following summarizes lawsuits pending against generic companies that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of Johnson & Johnson prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of the applicable patents. In the event the subsidiaries are not successful in these actions, or the statutory 30-month stays of the ANDAs expire before the United States District Court rulings are obtained, the third-party companies involved will have the ability, upon approval of the FDA, to introduce generic versions of the products at issue, resulting in very substantial market share and revenue losses for those products.
ORTHO TRI-CYCLEN® LO

A number of generic companies filed ANDAs seeking approval to market generic versions of ORTHO TRI-CYCLEN® LO. Janssen Pharmaceuticals, Inc. (JPI) filed patent infringement lawsuits against these generic companies seeking an Order enjoining them from marketing their generic versions of ORTHO TRI-CYCLEN® LO prior to the expiration of JPI's patent relating to ORTHO TRI-CYCLEN® LO (the OTCLO patent). In 2012, JPI entered into settlement agreements with certain of these generic companies. The two remaining cases were concluded in the fiscal first quarter of 2013, as described below.
In January 2010, Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) (now JPI) filed a patent infringement lawsuit against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin) in the United States District Court for the District of New Jersey in response to Lupin's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. Lupin filed a counterclaim alleging invalidity of the patent. In September 2012, the Court issued a decision in favor of JPI upholding the validity of the patent and ordering that the effective date of the approval of Lupin's ANDA (which had previously been approved) be not earlier than the expiration of the OTCLO patent. Lupin appealed the decision and in March 2013, JPI and Lupin entered into a settlement agreement pursuant to which Lupin was granted a license under the OTCLO patent to market its generic version of ORTHO TRI-CYCLEN® LO starting December 31, 2015 (or earlier under certain circumstances).

JOHNSON & JOHNSON 2013 ANNUAL REPORT	57

In October 2011, JPI filed a patent infringement lawsuit against Sun Pharma Global FZE and Sun Pharmaceutical Industries (collectively, Sun) in the United States District Court for the District of New Jersey in response to Sun's ANDA seeking approval to market a generic version of ORTHO TRI-CYCLEN® LO prior to the expiration of the OTCLO patent. In February 2013, JPI and Sun entered into a settlement agreement pursuant to which Sun was granted a license under the OTCLO patent to market its generic version of ORTHO TRI-CYCLEN® LO starting December 31, 2015 (or earlier under certain circumstances), if and when they obtain FDA approval.

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
In March 2011, Tibotec filed a patent infringement lawsuit against Hetero Drugs, Ltd. Unit III and Hetero USA Inc. (collectively, Hetero) in the United States District Court for the District of New Jersey in response to Hetero's ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle. In July 2011, upon agreement by the parties, the Court entered a stay of the lawsuit pending a final decision in the lawsuit against Teva with respect to the validity and/or enforceability of the patents that Tibotec licenses from G.D. Searle, with Hetero agreeing to be bound by such final decision. In September 2013, the lawsuit against Hetero was dismissed because Hetero is no longer seeking FDA approval to market its generic version of PREZISTA® before the expiration of the relevant patents.
In September 2011, the Court consolidated the above lawsuits, as well as lawsuits brought by the United States Government against each of the defendants for infringement of a United States Government-owned patent relating to PREZISTA®, for purposes of pre-trial discovery and trial, with the proviso that after discovery is completed, any party can move to have the cases de-consolidated for trial.
In May and June 2012, Janssen Products, LP and Janssen R&D Ireland (collectively, Janssen) and G.D. Searle filed a patent infringement lawsuit against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of newly issued United States Reissue Patent No. Re42,889, which Janssen exclusively licenses from G.D. Searle. In August 2012, Janssen and G.D. Searle filed a patent infringement lawsuit against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of newly issued United States Reissue Patent No. Re43,596, which Janssen exclusively licenses from G.D. Searle. These cases have been consolidated with the above lawsuits. In October 2012, Janssen filed a motion to file a Supplemental Complaint against Lupin, Teva and Mylan in the United States District Court for the District of New Jersey, alleging infringement of United States Patent Nos. 7,772,411 (Mylan only), 7,126,015 (Lupin and Teva only) and 7,595,408 (Lupin and Teva only). In January 2013, the Court permitted these three additional patents to be added to the consolidated action. In March 2013, Janssen filed a patent infringement lawsuit against Hetero in the United States District Court for the District of New Jersey, alleging infringement of United States Patent Nos. 7,126,015 and 7,595,408.
In May 2013, Lupin notified Janssen that it filed an ANDA seeking approval to market a new dosage strength of its generic version of PREZISTA®.  In response, Janssen filed a patent infringement lawsuit in the United States District Court for the District of New Jersey, alleging that Lupin's new dosage strength would infringe the same patents that Janssen is asserting against Lupin in the original action.
In June 2013, Janssen and G.D. Searle dismissed their claims relating to the patents owned by G.D. Searle against Lupin and Mylan, and in July 2013, Janssen and G.D. Searle dismissed their claims relating to those patents against Teva.  A trial on the remaining patents has been scheduled for March 2014.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	58

In November 2013, Janssen filed a patent infringement lawsuit against Teva in the United States District Court for the District of New Jersey, alleging infringement of newly issued United States Patent No. 8,518,987.
In each of the above lawsuits, Tibotec and Janssen are seeking an Order enjoining the defendants from marketing their generic versions of PREZISTA® before the expiration of the relevant patents.

CONCERTA®

In June 2013, ALZA Corporation and Janssen Pharmaceuticals, Inc. (collectively, Janssen) filed patent infringement lawsuits in the District Court for the District of Delaware against (1) Par Pharmaceuticals, Inc., Actavis Elizabeth LLC and Actavis, Inc. (collectively, Par) and (2) Osmotica Kereskedelmies Szolgaltato Kft (Osmotica) and Norwich Pharmaceuticals, Inc. (Norwich) in response to those parties' ANDAs seeking approval to market a generic version of CONCERTA® before the expiration of United States Patent No. 8,163,798 (the '798 patent). In each of the above lawsuits, Janssen is seeking an Order enjoining the defendants from marketing their generic versions of CONCERTA® before the expiration of the '798 patent. In September 2013, Janssen dismissed Actavis Elizabeth LLC and Actavis, Inc. from the case. The claims against Par Pharmaceuticals, Inc., Osmotica and Norwich remain. In addition, in September 2013, Par and Osmotica filed counterclaims against Janssen seeking declarations of invalidity and noninfringement of the patent-in-suit, and Norwich filed a motion to dismiss.

NUCYNTA® AND NUCYNTA® ER

In July 2013, Janssen Pharmaceuticals, Inc. (JPI) filed patent infringement lawsuits in the United States District Court for the District of New Jersey against Actavis Elizabeth LLC, Actavis Inc. and Actavis LLC (collectively, Actavis), as well as Alkem Laboratories Limited and Ascend Laboratories, LLC (collectively, Alkem).  The patent infringement claims against Actavis and Alkem relate to their respective ANDAs seeking approval to market a generic version of NUCYNTA® ER before the expiration of United States Reissue Patent No. 39,593 (the '593 patent), United States Patent No. 7,994,364 (the '364 patent) and, as to Actavis only, United States Patent No. 8,309,060 (the '060 patent).  The lawsuit also includes a patent infringement claim against Alkem in response to its ANDA seeking approval to market a generic version of NUCYNTA® before the expiration of the '593 and '364 patents.  JPI is seeking an Order enjoining the defendants from marketing their generic versions of NUCYNTA® ER and NUCYNTA® before the expiration of the asserted patents. In October 2013, JPI received a Paragraph IV Notice from Sandoz, Inc. with respect to NUCYNTA® related to the ‘364 patent, and a Paragraph IV Notice from Roxane Laboratories, Inc. (Roxane) with respect to NUCYNTA® related to the ‘593 and ‘364 patents and United States Patent No. 6,071,970.   In response to those notices, JPI filed an additional complaint in the United States District Court for the District of New Jersey against Roxane and Sandoz asserting the '364 patent against Sandoz and the '364 and '593 patents against Roxane. In December 2013, JPI filed an additional complaint in the District Court of New Jersey against Alkem asserting United States Patent No. 8,536,130 related to its ANDA seeking approval to market a generic version of NUCYNTA® ER.

OTHER INTELLECTUAL PROPERTY MATTERS

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
In March 2012, Noramco, Inc. (Noramco) moved to intervene in three patent infringement lawsuits filed in the United States District Court for the Southern District of New York (SDNY) by Purdue Pharma L.P. and others (Purdue) against Noramco oxycodone customers, Impax Laboratories, Inc. (Impax), Teva Pharmaceuticals USA, Inc. (Teva) and Amneal Pharmaceuticals, LLC (Amneal). In February 2013, Noramco appeared on behalf of Noramco customers Watson Laboratories, Inc. - Florida and Andrx Labs, LLC (collectively, Watson/Andrx) in a similar lawsuit filed by Purdue in the SDNY. The lawsuits are in response to the defendants' respective ANDAs seeking approval to market generic extended release oxycodone products before the expiration of certain Purdue patents. Three of the asserted patents relate to oxycodone and processes for making oxycodone, and Noramco has agreed to defend the lawsuits on behalf of Impax, Teva, Amneal and Watson/Andrx. Although Noramco did not participate, in November 2012, a trial in a lawsuit brought by Purdue against another Noramco customer, Actavis Elizabeth, LLC (Actavis), took place. In April 2013, Actavis and Watson/Andrx entered into confidential settlements with Purdue. Subsequently, the Court dismissed the Actavis lawsuit as moot. The trial against Impax and Teva (as well as two parties not defended by Noramco) took place in September 2013 and as discussed above, Noramco defended Teva and Impax. In November 2013, Impax entered into a confidential settlement with Purdue. In January 2014, the Court issued a decision invalidating the relevant Purdue patents.
In May 2012, Hospira UK Limited (Hospira) filed a revocation proceeding against The Kennedy Institute of Rheumatology (Kennedy) challenging the validity of European Patent (UK) Nos. 0914157, 1593393 and 1941904, which relate to REMICADE®. Janssen Biotech, Inc. (JBI) licenses those patents, as well as their foreign counterparts, from Kennedy. Hospira

JOHNSON & JOHNSON 2013 ANNUAL REPORT	59

was also seeking a declaration of non-infringement of those patents. In July 2013, the parties entered into a confidential settlement resolving this proceeding.
In March, May and June 2013, Hospira affiliates filed impeachment/revocation proceedings against Kennedy's Canadian, Finnish and Hong Kong counterpart patents, respectively; however, the revocation proceedings in Finland and Hong Kong were withdrawn in July 2013. In the proceeding in Canada, in October 2013, Kennedy, along with JBI, Janssen Inc. and Cilag GmbH International, filed a counterclaim for infringement against Hospira Healthcare Corporation, Celltrion Healthcare Co. Ltd and Celltrion Inc. The counterclaim alleges that the products described in Celltrion’s and Hospira’s marketing application to Health Canada for their subsequent entry biologics (SEB) to REMICADE® would infringe the Kennedy patents. In January 2014, Health Canada approved Celltrion’s and Hospira’s SEBs to REMICADE®.
In August 2012, Dr. James M. Swanson filed a lawsuit against ALZA Corporation (ALZA) in the Northern District of California seeking to be added as an inventor on three ALZA-owned patents relating to CONCERTA®.  Alternatively, Dr. Swanson has alleged, among other things, that the patents-in-suit are invalid and/or unenforceable as a result of ALZA's alleged omission of Dr. Swanson as a named inventor on the patents. Dr. Swanson is seeking damages and an award of unjust enrichment. ALZA filed a motion to dismiss Dr. Swanson's claims. The Court granted the motion in part, and denied it in part. Discovery in the case is ongoing.
In September 2013, Janssen Biotech, Inc. (JBI) and NYU Medical Center received an Office Action from the United States Patent Office rejecting the claims in a co-owned patent relating to REMICADE® in a reexamination proceeding instituted by a third party.  Currently, the affected patent in the United States expires in September 2018.  If, as a result of the reexamination, it is finally concluded that the patent is invalid, the patent could not be relied upon to prevent the introduction of biosimilar versions of REMICADE® in the United States.  The remaining Janssen/NYU REMICADE® patents, the latest to expire in December 2014, remain in full force and effect.  The timing of the possible introduction of a biosimilar version of REMICADE® would be subject to approval by the FDA. If a biosimilar version of REMICADE® were to be approved, and introduced to the market, loss of exclusivity would likely result in a reduction in sales. JBI believes the REMICADE® patent in question is valid and has responded to the Office Action to defend the patent, and if necessary, will pursue available appeals.

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
AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Several state cases against certain subsidiaries of Johnson & Johnson have been settled, including those filed by Kentucky, Kansas, Mississippi and Louisiana. The case filed by Illinois is set for trial in May 2014, and the Alaska case is set for trial in July 2014. Other state cases are likely to be set for trial in due course. In addition, an AWP case against the J&J AWP Defendants brought by the Commonwealth of Pennsylvania was tried in Commonwealth Court in October and November 2010. The Court found in the Commonwealth's favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law (“UTPL”), entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the J&J AWP Defendants' favor on the Commonwealth's claims of unjust enrichment, misrepresentation/fraud, civil conspiracy, and on certain of the Commonwealth's claims under the UTPL. The J&J AWP Defendants have appealed the Commonwealth Court's UTPL ruling to the Pennsylvania Supreme Court. The Company believes that the J&J AWP Defendants have strong arguments supporting their appeal. Because the Company believes that the potential for an unfavorable outcome is not probable, it has not established an accrual with respect to the verdict.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	60

RISPERDAL®

Beginning in January 2004, Janssen Pharmaceutica Inc. (Janssen Pharmaceutica) (now Janssen Pharmaceuticals, Inc. (JPI)) received subpoenas from the Office of the Inspector General of the United States Office of Personnel Management, the Department of Justice and the United States Attorney's Office for the Eastern District of Pennsylvania seeking documents concerning sales and marketing of, payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL®. Numerous subpoenas seeking testimony from various witnesses before a grand jury were also received. JPI cooperated in responding to these requests for documents and witnesses. The United States Department of Justice and the United States Attorney's Office for the Eastern District of Pennsylvania (the Government) were pursuing both criminal and civil actions concerning these matters. In February 2010, the Government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®. The focus of these matters was the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The Government had also notified JPI that there were pending qui tam actions alleging off-label promotion of RISPERDAL® in which the Government planned to intervene.
In 2011, discussions to resolve criminal penalties under the Food, Drug and Cosmetic Act related to the promotion of RISPERDAL® resulted in an agreement in principle with the United States Attorney's Office for the Eastern District of Pennsylvania on key issues relevant to a disposition of criminal charges pursuant to a single misdemeanor violation of the Food Drug, and Cosmetic Act. The settlement agreement was finalized in November 2013. Under its terms, JPI pled guilty to a single misdemeanor violation of the Food, Drug & Cosmetic Act and paid $400 million.
In 2012, the Company reached an agreement in principle with the United States Department of Justice to settle three civil False Claims Act matters pending in (1) the Eastern District of Pennsylvania concerning sales and marketing of RISPERDAL® and INVEGA®; (2) the Northern District of California regarding the sales and marketing of NATRECOR®, discussed separately below; and (3) the District of Massachusetts alleging that the defendants provided the Omnicare, Inc. (Omnicare) long-term care pharmacy with rebates and other payments regarding RISPERDAL® and other products, discussed separately below. These settlement agreements were finalized in November 2013. Under the terms of the settlements, the Company paid an amount of approximately $1.6 billion. The Company also entered into a five-year corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services. These civil settlements resolved the federal government's claims under the federal False Claims Act, resolved all pending state and federal government litigation regarding Omnicare and NATRECOR® (described below), and settled the RISPERDAL® Medicaid-related claims for the states that participated in the relevant settlement. To the extent any state has an outstanding Medicaid-related claim not resolved by these settlements, the Company has accrued an amount approximately equal to what that state would have received if it had participated in the relevant federal settlement.
In addition to the federal actions, the Attorneys General of several states brought actions against Janssen Pharmaceutica (now JPI), related to the sale and marketing of RISPERDAL®, seeking one or more of the following remedies: reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, for violations of state false claims acts or consumer fraud statutes, punitive damages, or other relief relating to alleged unfair business practices. Certain of these actions also sought injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of multiple other states and the District of Columbia were pursuing investigations and potentially similar litigation against JPI. Many of the actions and claims brought by the state Attorneys General have been settled, either individually or as part of the federal settlements described above.
Following the federal and state settlements described above, as of year-end 2013, five states had remaining claims in litigation related to RISPERDAL®. Three of these (Arkansas, Louisiana, and South Carolina) are on appeal, and two (Kentucky and Mississippi) have not progressed to trial. The Company has not accrued amounts equal to the judgments obtained in the three cases on appeal. State cases that went to judgment after trial are discussed below.
In 2004, the Attorney General of West Virginia commenced a lawsuit against Janssen Pharmaceutica (now JPI) based on claims of alleged consumer fraud as to DURAGESIC®, as well as RISPERDAL®. JPI was found liable and damages were assessed at $4.5 million. JPI filed an appeal, and in November 2010, the West Virginia Supreme Court of Appeals reversed the trial court's decision. In December 2010, the Attorney General of West Virginia dismissed the case as it related to RISPERDAL® without any payment. Thereafter, JPI settled the case insofar as it related to DURAGESIC®.
In 2004, the Attorney General of Louisiana filed a multi-count Complaint against Janssen Pharmaceutica (now JPI). Johnson & Johnson was later added as a defendant. The case was tried in October 2010. The issue tried to the jury was whether Johnson & Johnson or JPI had violated the State's Medical Assistance Program Integrity Law (the Act) through misrepresentations allegedly made in the mailing of a November 2003 Dear Health Care Professional letter regarding RISPERDAL®. The jury returned a verdict that JPI and Johnson & Johnson had violated the Act and awarded $257.7 million in damages. The trial judge subsequently awarded the Attorney General counsel fees and expenses in the amount of $73 million. In August 2012, an intermediate appellate court affirmed the judgment. This judgment was appealed, and in January 2014, the Louisiana Supreme Court reversed the district court’s judgment in favor of the Attorney General, and rendered judgment in favor of Johnson & Johnson and JPI. The Attorney General has filed a petition seeking a rehearing of the appellate arguments.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	61

In 2007, the Office of General Counsel of the Commonwealth of Pennsylvania filed a lawsuit against Janssen Pharmaceutica (now JPI) on a multi-Count Complaint related to Janssen Pharmaceutica's sale of RISPERDAL® to the Commonwealth's Medicaid program. The trial occurred in June 2010. The trial judge dismissed the case after the close of the plaintiff's evidence. The Commonwealth filed an appeal and in July 2012, the Pennsylvania Appeals Court upheld the dismissal of the Commonwealth's case.
In 2007, the Attorney General of South Carolina filed a lawsuit against Johnson & Johnson and Janssen Pharmaceutica (now JPI) on several counts. In March 2011, the matter was tried to a jury on liability only, at which time the lawsuit was limited to claims of violation of the South Carolina Unfair Trade Practices Act, including, among others, questions of whether Johnson & Johnson or JPI engaged in unfair or deceptive acts or practices in the conduct of any trade or commerce by distributing the November 2003 Dear Health Care Professional letter regarding RISPERDAL® or in their use of the product's FDA-approved label. The jury found in favor of Johnson & Johnson and against JPI. In June 2011, the Court awarded civil penalties of approximately $327.1 million against JPI. JPI has appealed this judgment and the Company believes it has strong arguments supporting the appeal. Oral argument on the appeal took place before the South Carolina Supreme Court in March 2013 and the parties are awaiting a decision.
In April 2012, in the lawsuit brought by the Attorney General of Arkansas, the jury found against both JPI and Johnson & Johnson, and the Court imposed penalties in the amount of approximately $1.2 billion. In January 2013, the trial court awarded attorney fees of approximately $181 million. JPI and Johnson & Johnson have filed appeals from both awards and believe they have strong arguments in support of the appeals. Oral argument on the appeal has been scheduled for February 2014.

OMNICARE

In September 2005, Johnson & Johnson received a subpoena from the United States Attorney's Office for the District of Massachusetts, seeking documents related to the sales and marketing of eight drugs to Omnicare, Inc. (Omnicare), a manager of pharmaceutical benefits for long-term care facilities. In April 2009, Johnson & Johnson and certain of its pharmaceutical subsidiaries were served in two civil qui tam cases asserting claims under the Federal False Claims Act and related state law claims alleging that the defendants provided Omnicare with rebates and other alleged kickbacks, causing Omnicare to file false claims with Medicaid and other government programs. In January 2010, the government intervened in both of these cases, naming Johnson & Johnson, Ortho-McNeil-Janssen Pharmaceuticals, Inc. (now Janssen Pharmaceuticals, Inc. (JPI)), and Johnson & Johnson Health Care Systems Inc. as defendants. Subsequently, the Commonwealths of Massachusetts, Virginia, and Kentucky, and the States of California and Indiana intervened in the action. In February 2011, the United States District Court for the District of Massachusetts dismissed one qui tam case entirely and dismissed the other case in part, rejecting allegations that the defendants had violated their obligation to report their “best price” to health care program officials. The remaining claims of the United States and intervening states were resolved in November 2013 as part of the federal civil settlements discussed in the RISPERDAL® section above.

NATRECOR®

In July 2005, Scios Inc. (Scios) received a subpoena from the United States Attorney's Office for the District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. In August 2005, Scios was advised that the investigation would be handled by the United States Attorney's Office for the Northern District of California in San Francisco. In February 2009, two qui tam complaints were unsealed in the United States District Court for the Northern District of California, alleging, among other things, improper activities in the promotion of NATRECOR®. In June 2009, the United States government intervened in one of the qui tam actions, and filed a complaint against Scios and Johnson & Johnson seeking relief under the Federal False Claims Act and asserting a claim of unjust enrichment. In October 2011, a criminal matter related to NATRECOR® was resolved. The remaining civil case was resolved in November 2013 as part of the federal civil settlements discussed in the RISPERDAL® section above.
MCNEIL CONSUMER HEALTHCARE

Starting in June 2010, McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare) and certain affiliates, including Johnson & Johnson (the Companies), received grand jury subpoenas from the United States Attorney's Office for the Eastern District of Pennsylvania requesting documents broadly relating to recalls of various products of McNeil Consumer Healthcare, and the FDA inspections of the Fort Washington, Pennsylvania and Lancaster, Pennsylvania manufacturing facilities, as well as certain documents relating to recalls of a small number of products of other subsidiaries. In addition, in February 2011, the government served McNEIL-PPC, Inc. (McNEIL-PPC) with a Civil Investigative Demand seeking records relevant to its investigation to determine if there was a violation of the Federal False Claims Act. The grand jury and False Claims investigations are continuing. The Companies are cooperating with the United States Attorney's Office in responding to these investigations.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	62

The Companies have also received Civil Investigative Demands from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to cooperate with these inquiries, which are being coordinated through a multi-state coalition. If a resolution cannot be reached with this multi-state coalition, it is possible that individual State Attorneys General Offices may file civil money claims against the Companies. In January 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC and McNeil Healthcare LLC in state court alleging civil violations of the Oregon Unlawful Trade Practices Act relating to an earlier recall of a McNeil OTC product. In November 2012, the state court granted a motion by the Companies to dismiss Oregon's complaint in its entirety, with prejudice.  In December 2012, Oregon filed a Notice of Appeal in the Court of Appeals of the State of Oregon. Briefing on the appeal has concluded and the Court has not set a hearing date.
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

OTHER

In June 2008, Johnson & Johnson received a subpoena from the United States Attorney's Office for the District of Massachusetts relating to the marketing of biliary stents by Cordis Corporation (Cordis). In February 2012, the government informed Cordis that it was closing its investigation. In addition, in January 2010, a complaint was unsealed in the United States District Court for the Northern District of Texas, filed by Kevin Colquitt, seeking damages against Cordis and other parties for alleged violations of the Federal False Claims Act and several similar state laws in connection with the marketing of biliary stents. The United States Department of Justice and several states declined to intervene. In January 2013, the Court granted Cordis's motion to dismiss the claims against Cordis, with prejudice. Plaintiff appealed, and in May 2013, Plaintiff dismissed his appeal, concluding the matter.
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
In October 2011, the European Commission (EC) announced that it opened an investigation concerning an agreement between Janssen-Cilag B.V. (Janssen-Cilag) and Sandoz B.V. relating to the supply of fentanyl patches in the Netherlands and whether the agreement infringes European competition law. In January 2013, the EC issued a Statement of Objections setting out facts regarding a potential violation of EU antitrust laws. Janssen-Cilag has submitted its response to the Statement of Objections. In December 2013, the EC issued its decision imposing a fine of approximately €10.8 million on Janssen-Cilag. Janssen-Cilag will not appeal the decision.
In April 2012, Janssen Pharmaceuticals, Inc. (JPI) received a letter requesting certain documents from the United States Department of Justice relating to the marketing and promotion of DORIBAX®. In 2012, JPI provided documents and will continue to cooperate with any further inquiries if and when they are received.
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

JOHNSON & JOHNSON 2013 ANNUAL REPORT	63

the government's informal requests and are fully cooperating with the government's civil investigation. In addition, the Company has received Civil Investigative Demands from a group of state Attorneys General relating to the development, sales and marketing of several of DePuy Orthopaedics, Inc.’s hip products. At least one state Attorney General has informed the Company of the intention to investigate these matters independently of the multi-state group. The Company is responding to these demands.
In October 2012, Johnson & Johnson was contacted by the California Attorney General's office regarding a multi-state Attorney General investigation of the marketing of surgical mesh products for hernia and urogynecological purposes by Johnson & Johnson's subsidiary, Ethicon, Inc. (Ethicon). Johnson & Johnson and Ethicon have since entered into a tolling agreement with the 44 states participating in the multi-state investigation and are in the process of responding to Civil Investigative Demands served by certain of the participating states.
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
In May 2013, Janssen Pharmaceuticals, Inc. (JPI) received a subpoena from the Atlanta Regional Office of the Department of Health and Human Services, Office of Inspector General, seeking production of documents and information regarding: (1) the sales, marketing and promotional practices, including the remuneration of healthcare providers, related to NUCYNTA® IR and NUCYNTA® ER; and (2) any studies, reports and/or complaints regarding the safety and/or actual or potential side effects of NUCYNTA® IR and NUCYNTA® ER. JPI is in the process of responding to the subpoena.
In recent years, Johnson & Johnson has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the policy of Johnson & Johnson to cooperate with these inquiries by producing the requested information.

GENERAL LITIGATION

In June 2009, following the public announcement that Ortho-Clinical Diagnostics, Inc. (OCD)  had received a grand jury subpoena from the United States Department of Justice, Antitrust Division, in connection with an investigation that has since been closed, multiple class action complaints were filed against OCD by direct purchasers seeking damages for alleged price fixing. These cases were consolidated for pre-trial purposes in the United States District Court for the Eastern District of Pennsylvania as In re Blood Reagent Antitrust Litigation. In August 2012, the District Court granted a motion filed by Plaintiffs for class certification. In October 2012, the United States Court of Appeals for the Third Circuit granted OCD's petition for interlocutory review of the class certification ruling. Oral argument on the appeal was held in February 2014 and the parties are awaiting a decision.
In September 2010, a shareholder, Ronald Monk, filed a lawsuit in the United States District Court for the District of New Jersey seeking class certification and alleging that Johnson & Johnson and certain individuals, including executive officers and employees of Johnson & Johnson, failed to disclose that a number of manufacturing facilities failed to maintain current good manufacturing practices, and that as a result, the price of the Company's stock declined significantly. Plaintiff sought to pursue remedies under the Securities Exchange Act of 1934 to recover his alleged economic losses. In December 2011, a motion by Johnson & Johnson to dismiss was granted in part and denied in part. Plaintiff moved the Court to reconsider part of the December 2011 ruling. In May 2012, the Court denied Plaintiff's motion for reconsideration. In September 2012, Plaintiff filed a Second Amended Complaint and Johnson & Johnson and the individual defendants moved to dismiss Plaintiff's Second Amended Complaint in part. Following mediation, the parties reached an agreement in principle to settle the case, and in July 2013, filed for preliminary approval of the proposed settlement. In November 2013, the Court approved the settlement. Three parties that had objected to the settlement have appealed the Court’s approval orders.
In April 2011, OMJ Pharmaceuticals, Inc. (OMJ PR) filed a lawsuit against the United States in United States District Court for the District of Puerto Rico alleging overpayment of federal income taxes for the tax years ended November 30, 1999 and November 30, 2000. If OMJ PR loses this lawsuit, it may face liability for subsequent tax years. OMJ PR alleges that the Internal Revenue Service erroneously calculated OMJ PR's tax credits under Section 936 of the Tax Code. OMJ PR filed a motion for summary judgment, and the United States filed a cross motion for summary judgment. In October 2012, the Court granted a motion by the United States for summary judgment and denied a motion by OMJ PR for summary judgment. OMJ PR has appealed this decision. Oral argument was held in November 2013.
In August 2011, an arbitration panel ruled that Mitsubishi Tanabe Pharma Corporation (Tanabe), Janssen Biotech, Inc.'s (JBI's) distributor of REMICADE® in Japan, could seek to modify the proportion of net sales revenue that Tanabe must remit to JBI in exchange for distribution rights and commercial supply of REMICADE® (the Supply Price). Tanabe commenced the

JOHNSON & JOHNSON 2013 ANNUAL REPORT	64

arbitration against Centocor Ortho Biotech, Inc. (now JBI) in 2009 pursuant to the parties' distribution agreement, which grants Tanabe the right to distribute REMICADE® in Japan and certain other parts of Asia. JBI counterclaimed for an increase in the Supply Price. A hearing was held in November 2011 to determine the appropriate split of revenue. In February 2013, the arbitration panel determined that the Supply Price should be modified in favor of Tanabe, and in July 2013 issued its Final Award. The Company previously accrued an amount to cover the impact of the arbitration decision.
In September 2011, Johnson & Johnson, Johnson & Johnson Inc. and McNeil Consumer Healthcare Division of Johnson & Johnson Inc. received a Notice of Civil Claim filed by Nick Field in the Supreme Court of British Columbia, Canada (the BC Civil Claim). The BC Civil Claim is a putative class action brought on behalf of persons who reside in British Columbia and who purchased during the period between September 20, 2001 and the present one or more various McNeil infants' or children's over-the-counter medicines that were manufactured at the Fort Washington facility. The BC Civil Claim alleges that the defendants violated the BC Business Practices and Consumer Protection Act, and other Canadian statutes and common laws, by selling medicines that were allegedly not safe and/or effective or did not comply with Canadian Good Manufacturing Practices. The class certification hearing is scheduled for April 2014.
Johnson & Johnson or its subsidiaries are also parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

SHAREHOLDER DERIVATIVE ACTIONS

Starting in April 2010, a number of shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant. These actions were consolidated in August 2010 into In re Johnson & Johnson Derivative Litigation. Additionally, in September 2010, another shareholder derivative lawsuit was filed by Michael Wolin in New Jersey Superior Court against certain current and former directors and officers of Johnson & Johnson. Johnson & Johnson is named as a nominal defendant in this action as well. The parties to this action have stipulated that it shall be stayed until the In re Johnson & Johnson Derivative Litigation is completely resolved.
Collectively, these shareholder derivative actions assert a variety of alleged breaches of fiduciary duties, including, among other things, that the defendants allegedly engaged in, approved of, or failed to remedy or prevent defective medical devices, improper pharmaceutical rebates, improper off-label marketing of pharmaceutical and medical device products, violations of current good manufacturing practice regulations that resulted in product recalls, and that the defendants failed to disclose the aforementioned alleged misconduct in the Company's filings under the Securities Exchange Act of 1934. Each complaint seeks a variety of relief, including monetary damages and corporate governance reforms. Johnson & Johnson moved to dismiss these actions on the grounds, inter alia, that the plaintiffs failed to make a demand upon the Board of Directors. In September 2011, In re Johnson & Johnson Derivative Litigation was dismissed without prejudice and with leave to file an amended complaint.
Johnson & Johnson filed a report in the In re Johnson & Johnson Derivative Litigation matter in July 2011, prepared by a Special Committee of the Board of Directors of Johnson & Johnson (the Special Committee), which investigated the allegations contained in the derivative actions and in a number of shareholder demand letters that the Board of Directors of Johnson & Johnson (the Board) received in 2010 raising similar issues. The Special Committee was assisted in its investigation by independent counsel. The Special Committee's report recommended: i) that Johnson & Johnson reject the shareholder demands and take whatever steps are necessary or appropriate to secure dismissal of the derivative litigation, and ii) that the Board create a new Regulatory and Compliance Committee charged with responsibility for monitoring and oversight of the Company's Health Care Compliance and Quality & Compliance systems and issues. The Board unanimously adopted the Special Committee's recommendations, and in April 2012, the Board created the Regulatory, Compliance & Government Affairs Committee.
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
Two additional shareholder derivative lawsuits were filed in May 2011 in the United States District Court for the District of New Jersey, and two other shareholder derivative lawsuits were filed in New Jersey Superior Court in May 2011 and August 2011, all naming current directors of Johnson & Johnson as defendants and Johnson & Johnson as the nominal defendant. The complaints allege breaches of fiduciary duties related to the Company's compliance with the Foreign Corrupt Practices Act and participation in the United Nations Iraq Oil For Food Program, that the Company has suffered damages as a result of those alleged breaches, and that the defendants failed to disclose the alleged misconduct in the Company's filings under the Securities Exchange Act of 1934. Plaintiffs seek monetary damages, and the state court plaintiffs also seek corporate governance reforms. The federal lawsuits were consolidated in July 2011 into In re J&J FCPA Derivative Shareholder Litigation. The state lawsuits were consolidated in November 2011 into In re J&J Shareholder Derivative Litigation. In May 2012, the Court granted a motion by Johnson & Johnson to stay the state lawsuits pending resolution of In re J&J FCPA Derivative Shareholder Litigation.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	65

In July 2012, the parties in each of the shareholder derivative cases pending in federal court discussed above (specifically, In re Johnson & Johnson Derivative Litigation, Copeland v. Prince, and In re J&J FCPA Derivative Shareholder Litigation) filed a Stipulation of Settlement (the Settlement) to permanently resolve all of the actions in their entirety. In October 2012, the Settlement was approved by the United States District Court for the District of New Jersey. In November 2012, a notice of appeal was filed in the United States Court of Appeals for the Third Circuit by a shareholder who objected to the approval of the Settlement in the District Court on the grounds that the lawsuit and the Settlement did not provide any benefit to the Company, and that plaintiffs' counsel had requested an excessive fee award. The appellant requested a stay of the proceeding pending a decision from the District Court concerning the fee award.  The Third Circuit granted a stay of the proceedings. In November 2013, the District Court entered its order concerning the fee award. In January 2014, the appellant moved to voluntarily dismiss the appeal with prejudice and the Third Circuit dismissed the appeal.
In September 2011, two additional shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey by Donovan Spamer and The George Leon Family Trust naming current and former directors of Johnson & Johnson as defendants and Johnson & Johnson as the nominal defendant. These lawsuits allege that the defendants breached their fiduciary duties in their decisions with respect to the compensation of the Chief Executive Officer during the period from 2008 through 2011, and that the defendants made misleading statements in the Company's annual proxy statements. Both of these lawsuits were voluntarily dismissed without prejudice, but a similar lawsuit, The George Leon Family Trust v. Coleman, was refiled in July 2012. That lawsuit seeks a variety of relief, including monetary damages, injunctive relief, and corporate governance reforms. The Settlement, described above, does not resolve these potential claims. In June 2013, the Board of Directors of Johnson & Johnson (the Board) received a report prepared by special, independent counsel to the Board, which investigated the allegations contained in the derivative actions filed by Donovan Spamer and by The George Leon Family Trust, and in several shareholder demand letters that the Board received in 2011 and 2012 raising similar issues. The report recommended that Johnson & Johnson reject the shareholder demands and take whatever steps are necessary or appropriate to secure dismissal of the derivative litigation. The Board unanimously adopted the report's recommendations.
In September 2013, Johnson & Johnson moved to dismiss or, in the alternative, for summary judgment in The George Leon Family Trust v. Coleman, based upon the Board’s determination. In October 2013 the plaintiff in the Leon litigation filed an amended complaint. In November 2013, Johnson & Johnson moved to dismiss the amended complaint or, in the alternative, for summary judgment, based upon the Board’s determination.

22.	Restructuring
In 2011, Cordis Corporation, a subsidiary of Johnson & Johnson, announced the discontinuation of its clinical development program for the NEVO™ Sirolimus-Eluting Coronary Stent and cessation of the manufacture and marketing of CYPHER® and CYPHER SELECT® Plus Sirolimus-Eluting Coronary Stents by the end of 2011. The Company recorded a pre-tax charge of $0.7 billion, of which $0.1 billion was included in cost of products sold. The Cordis restructuring program has been substantially completed. The restructuring charge was recorded in the Medical Devices and Diagnostics segment.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	66

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of comprehensive income, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries at December 29, 2013 and December 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 21, 2014

JOHNSON & JOHNSON 2013 ANNUAL REPORT	67

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
The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 29, 2013. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework (1992).” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 29, 2013, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting as of December 29, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Alex Gorsky	/s/ Dominic J. Caruso
Alex Gorsky	Dominic J. Caruso
Chairman, Board of Directors	Vice President, Finance
Chief Executive Officer	Chief Financial Officer

JOHNSON & JOHNSON 2013 ANNUAL REPORT	68

Summary of Operations and Statistical Data 2003-2013

(Dollars in Millions Except Per Share Amounts)	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Sales to customers — U.S.	$31,910	29,830	28,908	29,450	30,889	32,309	32,444	29,775	28,377	27,770	25,274
Sales to customers — International	39,402	37,394	36,122	32,137	31,008	31,438	28,651	23,549	22,137	19,578	16,588
Total sales	71,312	67,224	65,030	61,587	61,897	63,747	61,095	53,324	50,514	47,348	41,862
Cost of products sold	22,342	21,658	20,360	18,792	18,447	18,511	17,751	15,057	14,010	13,474	12,231
Selling, marketing and administrative expenses	21,830	20,869	20,969	19,424	19,801	21,490	20,451	17,433	17,211	16,174	14,463
Research and development expense	8,183	7,665	7,548	6,844	6,986	7,577	7,680	7,125	6,462	5,344	4,834
In-process research and development	580	1,163	—	—	—	181	807	559	362	18	918
Interest income	(74)	(64)	(91)	(107)	(90)	(361)	(452)	(829)	(487)	(195)	(177)
Interest expense, net of portion capitalized	482	532	571	455	451	435	296	63	54	187	207
Other (income) expense, net	2,498	1,626	2,743	(768)	(526)	(1,015)	534	(671)	(214)	15	(385)
Restructuring	—	—	569	—	1,073	—	745	—	—	—	—
	55,841	53,449	52,669	44,640	46,142	46,818	47,812	38,737	37,398	35,017	32,091
Earnings before provision for taxes on income	$15,471	13,775	12,361	16,947	15,755	16,929	13,283	14,587	13,116	12,331	9,771
Provision for taxes on income	1,640	3,261	2,689	3,613	3,489	3,980	2,707	3,534	3,056	4,151	2,923
Net earnings	13,831	10,514	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848
Add: Net loss attributable to noncontrolling interest	—	339	—	—	—	—	—	—	—	—	—
Net earnings attributable to Johnson & Johnson	13,831	10,853	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180	6,848
Percent of sales to customers	19.4%	16.1	14.9	21.7	19.8	20.3	17.3	20.7	19.9	17.3	16.4
Diluted net earnings per share of common stock (1)	$4.81	3.86	3.49	4.78	4.40	4.57	3.63	3.73	3.35	2.74	2.29
Percent return on average shareholders’ equity	19.9%	17.8	17.0	24.9	26.4	30.2	25.6	28.3	28.2	27.3	27.1
Percent increase (decrease) over previous year:
Sales to customers	6.1%	3.4	5.6	(0.5)	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3
Diluted net earnings per share	24.6%	10.6	(27.0)	8.6	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2
Supplementary balance sheet data:
Property, plant and equipment, net	16,710	16,097	14,739	14,553	14,759	14,365	14,185	13,044	10,830	10,436	9,846
Additions to property, plant and equipment	3,595	2,934	2,893	2,384	2,365	3,066	2,942	2,666	2,632	2,175	2,262
Total assets	132,683	121,347	113,644	102,908	94,682	84,912	80,954	70,556	58,864	54,039	48,858
Long-term debt	13,328	11,489	12,969	9,156	8,223	8,120	7,074	2,014	2,017	2,565	2,955
Operating cash flow	17,414	15,396	14,298	16,385	16,571	14,972	15,022	14,248	11,799	11,089	10,571
Common stock information
Dividends paid per share	$2.590	2.400	2.250	2.110	1.930	1.795	1.620	1.455	1.275	1.095	0.925
Shareholders’ equity per share	26.25	23.33	20.95	20.66	18.37	15.35	15.25	13.59	13.01	10.95	9.25
Market price per share (year-end close)	$92.35	69.48	65.58	61.85	64.41	58.56	67.38	66.02	60.10	63.42	50.62
Average shares outstanding (millions)
— basic	2,809.2	2,753.3	2,736.0	2,751.4	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1
— diluted	2,877.0	2,812.6	2,775.3	2,788.8	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1
Employees (thousands)	128.1	127.6	117.9	114.0	115.5	118.7	119.2	122.2	115.6	109.9	110.6
(1) Attributable to Johnson & Johnson.

JOHNSON & JOHNSON 2013 ANNUAL REPORT	69

Shareholder Return Performance Graphs
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2013, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2008 and December 31, 2003 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

5-Year Cumulative Total Shareholder Return

	2008	2009	2010	2011	2012	2013
Johnson & Johnson	$100.00	111.28	110.63	121.57	134.70	181.33
S&P 500 Index	$100.00	126.47	145.52	148.59	172.37	228.17
S&P 500 Pharmaceutical Index	$100.00	118.61	119.53	140.76	161.06	217.80
S&P 500 Healthcare Equipment Index	$100.00	128.78	125.29	124.29	145.76	186.11

JOHNSON & JOHNSON 2013 ANNUAL REPORT	70

10-Year Cumulative Total Shareholder Return

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Johnson & Johnson	$100.00	125.17	120.96	136.02	140.93	129.98	144.64	143.79	158.02	175.08	235.59
S&P 500 Index	$100.00	110.88	116.32	134.69	142.09	89.52	113.21	130.27	133.02	154.30	204.26
S&P 500 Pharmaceutical Index	$100.00	92.57	89.46	103.64	108.46	88.73	105.24	106.05	124.89	142.91	193.25
S&P 500 Healthcare Equipment Index	$100.00	112.62	112.68	117.33	123.35	89.25	114.94	111.82	110.93	130.09	166.10

JOHNSON & JOHNSON 2013 ANNUAL REPORT	71