Form 10-K, Exhibit 13
period 2014-12-28
JOHNSON & JOHNSON
filed 2015-02-24
CIK 200406

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
2	Organization and Business Segments
3	Results of Operations
4	Analysis of Sales by Business Segments
8	Analysis of Consolidated Earnings Before Provision for Taxes on Income
11	Liquidity and Capital Resources
13	Other Information
19	Cautionary Factors That May Affect Future Results

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
20	Consolidated Balance Sheets
21	Consolidated Statements of Earnings
22	Consolidated Statements of Comprehensive Income
23	Consolidated Statements of Equity
24	Consolidated Statements of Cash Flows
26	Notes to Consolidated Financial Statements
67	Report of Independent Registered Public Accounting Firm
68	Management’s Report on Internal Control Over Financial Reporting

SUPPORTING SCHEDULES
69	Summary of Operations and Statistical Data 2004 - 2014
70	Shareholder Return Performance Graphs

JOHNSON & JOHNSON 2014 ANNUAL REPORT	1

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Organization and Business Segments
Description of the Company and Business Segments
Johnson & Johnson and its subsidiaries (the Company) have approximately 126,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices (previously referred to as Medical Devices and Diagnostics). The Consumer segment includes a broad range of products used in the baby care, oral care, skin care, over-the-counter pharmaceutical, women’s health and wound care markets. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment is focused on five therapeutic areas, including immunology, infectious diseases, neuroscience, oncology, and cardiovascular and metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, hospitals and health care professionals for prescription use. The Medical Devices segment includes a broad range of products used in the orthopaedic, surgical care, specialty surgery, cardiovascular care, diagnostics, diabetes care, and vision care markets, which are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, and clinics.
The Company’s structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices business segments.
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

Management’s Objectives
The Company manages within a strategic framework with Our Credo as the foundation. The Company believes that our strategic operating principles: being broadly based in human health care, managing the business for the long term, a decentralized management approach and commitment to our people and values are required to successfully meet the demands of the rapidly evolving markets in which we compete. To this end, management is focused on our growth drivers: creating value through innovation, expanding our global reach with a local focus, excellence in execution and leading with purpose.
The Company engages in areas of human health care where there is an opportunity to make a meaningful difference, and is committed to creating value by developing broadly accessible, high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2014 sales. In 2014, $8.5 billion, or 11.4% of sales, was invested in research and development, reflecting management’s commitment to delivering new and differentiated products and services to meet evolving health care needs and sustain the Company’s long-term growth.
Our diverse businesses with more than 265 operating companies located in 60 countries are the key drivers of the Company’s success. Maintaining the Company’s decentralized management approach, while at the same time leveraging the extensive resources of the enterprise, uniquely positions the Company to innovate, execute and reach markets globally, while focusing on the needs and challenges of the local markets.
In order to remain a leader in health care, the Company strives to maintain a purpose-driven organization and is committed to developing global business leaders who can achieve these growth objectives. Businesses are managed for the long-term in order to sustain market leadership positions and enable growth, which provides an enduring source of value to our shareholders.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	2

Results of Operations
Analysis of Consolidated Sales
In 2014, worldwide sales increased 4.2% to $74.3 billion, compared to increases of 6.1% in 2013 and 3.4% in 2012. These sales changes consisted of the following:

Sales increase/(decrease) due to:	2014	2013	2012
Volume	6.3%	7.6	5.7
Price	(0.2)	0.1	0.4
Currency	(1.9)	(1.6)	(2.7)
Total	4.2%	6.1	3.4

In 2014, sales of the Company's Hepatitis C products, OLYSIO®/SOVRIAD® (simeprevir) and INCIVO® (telaprevir), had a positive impact of 2.8%, and the divestiture of the Ortho-Clinical Diagnostics business had a negative impact of 1.4% on the worldwide operational growth. The acquisition of Synthes, Inc., net of the related divestiture, increased worldwide operational growth by 2.5% and 3.1% in 2013 and 2012, respectively.
Sales by U.S. companies were $34.8 billion in 2014, $31.9 billion in 2013 and $29.8 billion in 2012. This represents increases of 9.0% in 2014, 7.0% in 2013 and 3.2% in 2012. Sales by international companies were $39.5 billion in 2014, $39.4 billion in 2013 and $37.4 billion in 2012. This represents increases of 0.4% in 2014, 5.4% in 2013 and 3.5% in 2012.
The five-year compound annual growth rates for worldwide, U.S. and international sales were 3.7%, 2.4% and 5.0%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 4.6%, 2.3% and 7.3%, respectively.
Sales in Europe achieved growth of 1.9% as compared to the prior year, including operational growth of 2.6% partially offset by a negative currency impact of 0.7%. Sales in the Western Hemisphere (excluding the U.S.) experienced a decline of 3.5% as compared to the prior year, including operational growth of 5.2% offset by a negative currency impact of 8.7%. Sales in the Asia-Pacific, Africa region achieved growth of 0.4% as compared to the prior year, including operational growth of 4.4% and a negative currency impact of 4.0%.
In 2014, the Company had one wholesaler distributing products for all three segments that represented approximately 11.0% of the total consolidated revenues. In 2013 and 2012, the Company did not have a customer that represented 10% or more of total consolidated revenues.
U.S. Health Care Reform
Under the provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, beginning in 2013, the Company began paying a tax deductible 2.3% excise tax imposed on the sale of certain medical devices. The full-year impact of the excise tax was approximately $180 million in 2014 and $200 million in 2013.
On July 28, 2014, the Internal Revenue Service issued final regulations for the Branded Prescription Drug Fee, an annual non-tax deductible fee imposed on entities engaged in the business of manufacturing or importing branded prescription drugs (covered entities) enacted by section 9008 of the Patient Protection and Affordable Care Act. The final regulations accelerated the expense recognition criteria for the fee obligation by one year, from the year in which the fee is paid to the year in which the sales used to calculate the fee occur. This change impacted covered entities and resulted in the need for all entities to record an additional expense in 2014 for the fee that would have otherwise been expensed when paid in 2015. The Company accrued an additional $220 million in the fiscal third quarter of 2014 due to this change. The fee associated with this accelerated expense will be paid, as scheduled in 2015 and therefore had no cash impact in 2014.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	3

Analysis of Sales by Business Segments
Consumer Segment
Consumer segment sales in 2014 were $14.5 billion, a decrease of 1.4% from 2013, which included 1.0% operational growth offset by a negative currency impact of 2.4%. U.S. Consumer segment sales were $5.1 billion, a decrease of 1.3%. International sales were $9.4 billion, a decrease of 1.4%, which included 2.3% operational growth offset by a negative currency impact of 3.7%.
Major Consumer Franchise Sales:

				% Change
(Dollars in Millions)	2014	2013	2012	’14 vs. ’13	’13 vs. ’12
OTC	$4,106	4,028	3,766	1.9%	7.0
Skin Care	3,758	3,704	3,618	1.5	2.4
Baby Care	2,239	2,295	2,254	(2.4)	1.8
Oral Care	1,647	1,622	1,624	1.5	(0.1)
Wound Care/Other	1,444	1,480	1,560	(2.4)	(5.1)
Women’s Health	1,302	1,568	1,625	(17.0)	(3.5)
Total Consumer Sales	$14,496	14,697	14,447	(1.4)%	1.7

The Over-the-Counter (OTC) franchise achieved sales of $4.1 billion, an increase of 1.9% from 2013. Strong U.S. sales growth of 5.5% was driven by analgesics and upper respiratory products, primarily due to continued progress in returning a supply of products to the marketplace.
McNEIL-PPC, Inc. continues to operate under a consent decree, signed in 2011 with the U.S. Food and Drug Administration (FDA), which governs certain McNeil Consumer Healthcare manufacturing operations (the Consent Decree).  The Consent Decree requires McNEIL-PPC to remediate the facilities it operates in Lancaster, Pennsylvania, Fort Washington, Pennsylvania, and Las Piedras, Puerto Rico. The Fort Washington facility was voluntarily shut down in April 2010, however, many products previously made in Fort Washington have been transferred to other manufacturing sites and successfully reintroduced to the market. The Lancaster and Las Piedras facilities continue to manufacture and distribute drugs with third-party oversight.  Third-party oversight will cease once the FDA has determined that the facilities appear to be in compliance with applicable law.  In February 2015, the third-party overseer submitted written certification to the FDA for all three manufacturing sites. The timeline for completion of any FDA inspection is within the FDA’s discretion.
The Skin Care franchise achieved sales of $3.8 billion, an increase of 1.5% as compared to the prior year, primarily due to strong results from the AVEENO®, NEUTROGENA®, and DABAO™ product lines. The Baby Care franchise sales were $2.2 billion in 2014, a decrease of 2.4% from 2013. Sales growth in Latin America and Asia Pacific was offset by the impact of negative currency in all the regions outside the U.S. The Oral Care franchise sales were $1.6 billion, an increase of 1.5% as compared to the prior year. The growth was driven by increased sales of LISTERINE® products, as a result of new product launches and successful marketing campaigns. The Wound Care/Other franchise sales were $1.4 billion in 2014, a decrease of 2.4% from 2013, primarily due to lower sales of nutritionals outside the U.S. The Women’s Health franchise sales were $1.3 billion, a decrease of 17.0% primarily due to the divestiture of women's sanitary protection products in the U.S., Canada and Caribbean, which was completed in the fiscal fourth quarter of 2013.
Consumer segment sales in 2013 were $14.7 billion, an increase of 1.7% from 2012, which included 2.8% operational growth and a negative currency impact of 1.1%. U.S. Consumer segment sales were $5.2 billion, an increase of 2.3%. International sales were $9.5 billion, an increase of 1.4%, which included 3.1% operational growth and a negative currency impact of 1.7%.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	4

Pharmaceutical Segment
The Pharmaceutical segment achieved sales of $32.3 billion in 2014, representing an increase of 14.9% over the prior year, with strong operational growth of 16.5% and a negative currency impact of 1.6%. U.S. sales were $17.4 billion, an increase of 25.0%. International sales were $14.9 billion, an increase of 5.0%, which included 8.3% operational growth and a negative currency impact of 3.3%. In 2013, Pharmaceutical segment sales included a positive adjustment to previous estimates for Managed Medicaid rebates. This negatively impacted 2014 Pharmaceutical operational sales growth by 0.8% as compared to the prior year. In 2014, sales of the Company's Hepatitis C products, OLYSIO®/SOVRIAD® (simeprevir) and INCIVO® (telaprevir), had a positive impact of 6.9% on the operational growth of the Pharmaceutical segment.

Major Pharmaceutical Therapeutic Area Sales:*

				% Change
(Dollars in Millions)	2014	2013	2012	’14 vs. ’13	’13 vs. ’12
Total Immunology	$10,193	9,190	7,874	10.9%	16.7
REMICADE®	6,868	6,673	6,139	2.9	8.7
SIMPONI®/SIMPONI ARIA®	1,187	932	607	27.4	53.5
STELARA®	2,072	1,504	1,025	37.8	46.7
Other Immunology	66	81	103	(18.5)	(21.4)
Total Infectious Diseases	5,599	3,550	3,194	57.7	11.1
EDURANT®	365	236	102	54.7	**
INCIVO®	226	517	443	(56.3)	16.7
OLYSIO®/SOVRIAD®	2,302	23	—	**	—
PREZISTA®	1,831	1,673	1,414	9.4	18.3
Other Infectious Diseases	875	1,101	1,235	(20.5)	(10.9)
Total Neuroscience	6,487	6,667	6,718	(2.7)	(0.8)
CONCERTA®/methylphenidate	599	782	1,073	(23.4)	(27.1)
INVEGA®	640	583	550	9.8	6.0
INVEGA® SUSTENNA®/XEPLION®	1,588	1,248	796	27.2	56.8
RISPERDAL® CONSTA®	1,190	1,318	1,425	(9.7)	(7.5)
Other Neuroscience	2,470	2,736	2,874	(9.7)	(4.8)
Total Oncology	4,457	3,773	2,629	18.1	43.5
VELCADE®	1,618	1,660	1,500	(2.5)	10.7
ZYTIGA®	2,237	1,698	961	31.7	76.7
Other Oncology	602	415	168	45.1	**
Total Other	5,577	4,945	4,936	12.8	0.2
PROCRIT®/EPREX®	1,238	1,364	1,462	(9.2)	(6.7)
XARELTO®	1,522	864	239	76.2	**
Other	2,817	2,717	3,235	3.7	(16.0)
Total Pharmaceutical Sales	$32,313	28,125	25,351	14.9%	10.9
* Prior year amounts have been reclassified to conform to current year presentation.
** Percentage greater than 100%

Immunology products achieved sales of $10.2 billion in 2014, representing an increase of 10.9% as compared to the prior year. The increased sales of STELARA® (ustekinumab) and SIMPONI®/SIMPONI ARIA® (golimumab) were primarily due to market growth and market share gains. REMICADE® (infliximab) growth was primarily due to market growth.
The patents for REMICADE® in certain countries in Europe (Germany, Spain, United Kingdom, Sweden, Austria, Belgium, Switzerland, Denmark, France, Greece, Italy, Luxembourg and the Netherlands) expire in February 2015. Loss of exclusivity will likely result in a reduction in sales as biosimilar versions are introduced to the market. See Note 21 to the Consolidated Financial Statements for legal matters regarding the REMICADE® patents.
Infectious disease products achieved sales of $5.6 billion in 2014, representing an increase of 57.7% as compared to the prior year. Major contributors to the growth were the launch of OLYSIO®/SOVRIAD® (simeprevir); PREZISTA® (darunavir), due to market growth; and sales of EDURANT® (rilpivirine). This was partially offset by lower sales of INCIVO® (telaprevir),

JOHNSON & JOHNSON 2014 ANNUAL REPORT	5

due to competitive pressures, and lower sales of vaccine products. The approval of competitive products to OLYSIO®/SOVRIAD® (simeprevir) had a negative impact in the fourth quarter of 2014 and is expected to continue to have a significant negative impact on future sales of OLYSIO®/SOVRIAD® (simeprevir).
Neuroscience products sales were $6.5 billion, a decline of 2.7% as compared to the prior year. Strong sales of INVEGA® SUSTENNA®/XEPLION® (paliperidone palmitate) and INVEGA® (paliperidone palmitate) were partially offset by lower sales of RISPERDAL® CONSTA®. Additionally, a decline in sales of CONCERTA®/methylphenidate and TOPAMAX® (topiramate) were due to continued generic competition.
Oncology products achieved sales of $4.5 billion in 2014, representing an increase of 18.1% as compared to the prior year. Major contributors to the growth were strong sales of ZYTIGA®(abiraterone acetate), as well as the recent launch of IMBRUVICA® (ibrutinib). Sales growth of VELCADE® (bortezomib) was more than offset by negative currency.
Other Pharmaceutical sales were $5.6 billion, an increase of 12.8% as compared to the prior year. Strong sales of XARELTO® (rivaroxaban) and INVOKANA®/INVOKAMET™ (canagliflozin) were partially offset by lower sales of ACIPHEX®/PARIET® (rabeprazole sodium) and PROCRIT®/EPREX® (Epoetin alfa).
During 2014, the Company received several regulatory approvals including: the U.S. Food and Drug Administration (FDA) granted approval of IMBRUVICA® (ibrutinib) capsules, which is being jointly developed and commercialized by Pharmacyclics, Inc. for the treatment of patients with chronic lymphocytic leukemia (CLL) who have received at least one prior therapy; the European Commission (EC) granted conditional approval for SIRTURO® (bedaquiline) in the European Union, for use as part of an appropriate combination regimen for pulmonary multi-drug resistant tuberculosis in adult patients; the FDA and the EC granted approval of SYLVANT ® (siltuximab) for the treatment of patients with multicentric Castleman’s disease who are human immunodeficiency virus negative and human herpesvirus-8 negative; the EC granted approval for VOKANAMET ® (canagliflozin/metformin HCl), a fixed-dose therapy combining canagliflozin and immediate release metformin hydrochloride in a single tablet for the treatment of adults with type 2 diabetes; OLYSIO ® (simeprevir) for the treatment of adult patients with genotype 1 or 4 chronic hepatitis C; and for INVEGA® (paliperidone ER) to extend its adult indication of schizophrenia to include adolescents aged 15 years and older; the FDA granted approval for a third indication for IMBRUVICA® (ibrutinib), for the treatment of patients with CLL who have the genetic mutation 17p deletion (del 17p) and also granted IMBRUVICA® (ibrutinib) full approval for the treatment of patients with CLL who have received at least one prior therapy; FDA granted approval for INVOKAMETTM (canagliflozin/metformin HCl) for the treatment of adults with type 2 diabetes; The EC approved IMBRUVICA ® (ibrutinib) for the treatment of adult patients with relapsed or refractory mantle cell lymphoma and adult patients with chronic lymphocytic leukemia who have received at least one prior therapy, or in first-line in the presence of 17p deletion or TP53 mutation in patients unsuitable for chemo-immunotherapy. The EC also approved REZOLSTA ® (darunavir/cobicistat) in combination with other antiretroviral medicinal products for the treatment of human immunodeficiency virus-1 infection in adults aged 18 years or older.
The Company submitted several New Drug Applications (NDAs) to the FDA, including an NDA seeking approval for a once-daily fixed-dose antiretroviral combination tablet containing darunavir, a protease inhibitor developed by Janssen R&D Ireland and marketed as PREZISTA® in the U.S., with cobicistat, an investigational pharmacokinetic enhancer or boosting agent, developed by Gilead Sciences, Inc. for use in combination with other human immunodeficiency virus medicines; an NDA for three-month atypical antipsychotic paliperidone palmitate as a treatment for schizophrenia in adults; and an NDA for YONDELIS ® (trabectedin) for the treatment of patients with advanced soft tissue sarcoma, including liposarcoma and leiomyosarcoma subtypes, who have received prior chemotherapy including an anthracycline.
In addition, a supplemental New Drug Application (sNDA) was approved by the FDA for OLYSIO® in combination with the nucleotide analog NS5B polymerase inhibitor sofosbuvir developed by Gilead Sciences, Inc. for the treatment of chronic hepatitis C. Additional sNDA’s were also submitted to the FDA for OLYSIO® for the treatment of adult patients in genotype 4 chronic hepatitis C and patients co-infected with HIV; once-monthly atypical long-acting antipsychotic INVEGA® SUSTENNA® (paliperidone palmitate) was approved to treat schizoaffective disorder as either monotherapy or adjunctive therapy; and a Type II variation application was submitted to the European Medicines Agency (EMA) for an additional indication of IMBRUVICA® (ibrutinib) for the treatment of patients with Waldenström’s macroglobulinemia, a rare type of B-cell lymphoma.
A Marketing Authorization Application was submitted to the European Medicines Agency to expand the label for VELCADE® (bortezomib) to include its use, in combination with rituximab, cyclophosphamide, doxorubicin and prednisone, for the treatment of adult patients with previously untreated mantle cell lymphoma.
Pharmaceutical segment sales in 2013 were $28.1 billion, representing an increase of 10.9% over the prior year, with strong operational growth of 12.0% and a negative currency impact of 1.1%. U.S. sales were $13.9 billion, an increase of 12.3%. International sales were $14.2 billion, an increase of 9.6%, which included 11.8% operational growth and a negative currency impact of 2.2%. The Pharmaceutical segment operational growth was impacted by 0.8% in 2013 due to a positive adjustment to previous estimates for Managed Medicaid rebates.

Medical Devices Segment
The Medical Devices segment sales in 2014 were $27.5 billion, a decrease of 3.4% from 2013, which included an operational decline of 1.6% and a negative currency impact of 1.8%. U.S. sales were $12.3 billion, a decrease of 4.3% as compared to the

JOHNSON & JOHNSON 2014 ANNUAL REPORT	6

prior year. International sales were $15.3 billion, a decline of 2.7% as compared to the prior year, with operational growth of 0.5% offset by a negative currency impact of 3.2%. In 2014, the divestiture of the Ortho-Clinical Diagnostics business had a negative impact of 3.2% on the operational growth of the Medical Devices segment.
Major Medical Devices Franchise Sales:*

				% Change
(Dollars in Millions)	2014	2013	2012	’14 vs. ’13	’13 vs. ’12
Orthopaedics	$9,675	9,509	7,799	1.7%	21.9
Surgical Care	6,176	6,269	6,483	(1.5)	(3.3)
Specialty Surgery/Other	3,541	3,504	3,478	1.1	0.7
Vision Care	2,818	2,937	2,996	(4.1)	(2.0)
Cardiovascular Care	2,208	2,077	1,985	6.3	4.6
Diabetes Care	2,142	2,309	2,616	(7.2)	(11.7)
Diagnostics	962	1,885	2,069	(49.0)	(8.9)
Total Medical Devices Sales	$27,522	28,490	27,426	(3.4)%	3.9
* Previously referred to as Medical Devices and Diagnostics. Prior year amounts have been reclassified to conform to current year presentation. Infection Prevention is included in Specialty Surgery/Other.

The Orthopaedics franchise achieved sales of $9.7 billion in 2014, a 1.7% increase over the prior year. Growth was primarily driven by sales of trauma, sports medicine, knee and hip products. Growth was negatively impacted by continued pricing pressures.
The Surgical Care franchise sales were $6.2 billion in 2014, a decrease of 1.5% from the prior year. U.S. pricing pressure, lower sales of women's health and urology products due to the Company's decision to exit from certain women's health products, and the impact from negative currency were partially offset by worldwide sales growth of sutures and the success of the ECHELON FLEX™ powered ENDOPATH® Stapler outside the U.S.
The Specialty Surgery/Other franchise sales were $3.5 billion in 2014, a 1.1% increase over the prior year. Contributors to the growth were strong sales from biosurgical products, sales of energy products outside the U.S. and Mentor products due to new product launches and market growth.
The Vision Care franchise sales were $2.8 billion in 2014, a decrease of 4.1% from the prior year. The decline was primarily due to increased competition and pricing pressures in the U.S. and the Asia Pacific region, partially offset by sales growth in Europe.
The Cardiovascular Care franchise achieved sales of $2.2 billion, a 6.3% increase over the prior year. The increased sales were driven by strong growth of Biosense Webster products in all regions.
The Diabetes Care franchise sales were $2.1 billion, a decrease of 7.2% versus the prior year. In the U.S., lower prices were partially offset by volume growth.
The Diagnostics franchise sales were $1.0 billion, a decline of 49.0% versus the prior year. The decline was due to the divestiture of the Ortho-Clinical Diagnostics business (the Diagnostics franchise) to The Carlyle Group on June 30, 2014.
Medical Devices segment sales in 2013 were $28.5 billion, representing an increase of 3.9% over the prior year, with operational growth of 6.1% and a negative currency impact of 2.2%. U.S. sales were $12.8 billion, an increase of 3.5% as compared to the prior year. International sales were $15.7 billion, an increase of 4.2% over the prior year, with operational growth of 8.3% and a negative currency impact of 4.1%. The acquisition of Synthes, Inc., net of the related trauma business divestiture, increased both total sales growth and operational growth for the Medical Devices segment by 6.0% and 7.9% in 2013 and 2012, respectively.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	7

Analysis of Consolidated Earnings Before Provision for Taxes on Income
Consolidated earnings before provision for taxes on income increased to $20.6 billion in 2014 as compared to $15.5 billion in 2013, an increase of 32.9%. Earnings before provision for taxes on income were favorable due to strong sales volume growth, particularly sales of OLYSIO®/SOVRIAD® (simeprevir), positive mix from higher sales of higher margin products in the Pharmaceutical business, divestitures of lower margin businesses and cost reduction efforts across many of the businesses. Additionally, 2014 included higher net gains on divestitures of $2.3 billion, primarily the divestiture of the Ortho-Clinical Diagnostics business, lower litigation expense of $1.0 billion, lower in-process research and development costs of $0.4 billion and lower expenses of $0.1 billion related to the DePuy ASR™ Hip program as compared to the fiscal year 2013. This was partially offset by the inclusion of an additional year of the Branded Prescription Drug Fee of $0.2 billion and $0.1 billion of higher Synthes integration/transaction costs in 2014. The fiscal year 2013 included a net gain of $0.4 billion on equity investment transactions, primarily the sale of Elan American Depositary Shares.
Consolidated earnings before provision for taxes on income increased by $1.7 billion to $15.5 billion in 2013 as compared to $13.8 billion in 2012, an increase of 12.3%. Earnings before provision for taxes on income were favorable due to increased gross profit of $3.4 billion resulting from higher sales of higher margin products and cost containment initiatives and a $0.4 billion net gain on equity investment transactions, primarily from the sale of Elan American Depositary Shares. This was partially offset by higher litigation expenses of $1.1 billion and higher expenses of $0.1 billion related to the DePuy ASR™ Hip program as compared to 2012. The fiscal year 2012 included $1.5 billion of higher write-downs of intangible assets and in-process research and development and higher costs of $0.3 billion related to the Synthes acquisition partially offset by higher gains of $0.8 billion related to divestitures.

As a percent to sales, consolidated earnings before provision for taxes on income in 2014 was 27.7% versus 21.7% in 2013.
Cost of Products Sold and Selling, Marketing and Administrative Expenses:  Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2014	2013	2012
Cost of products sold	30.6%	31.3	32.2
Percent point (decrease)/increase over the prior year	(0.7)	(0.9)	0.9
Selling, marketing and administrative expenses	29.5%	30.6	31.0
Percent point (decrease)/increase over the prior year	(1.1)	(0.4)	(1.3)

In 2014, cost of products sold as a percent to sales decreased compared to the prior year. This was primarily the result of positive mix from higher sales of higher margin products in the Pharmaceutical business, divestitures of lower margin businesses and cost improvements across many of the businesses. This was partially offset by pricing and the impact of negative transactional currency. In addition, 2013 included an inventory step-up charge of $0.1 billion related to the Synthes acquisition. Intangible asset amortization expense included in cost of products sold for both 2014 and 2013 was $1.4 billion. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2014 compared to the prior year primarily due to leveraged costs resulting from growth in the Pharmaceutical business, particularly sales of OLYSIO®/SOVRIAD® (simeprevir), and cost containment initiatives across many of the businesses. This was partially offset by the inclusion of an additional year of the Branded Prescription Drug Fee of $220 million in the fiscal third quarter of 2014.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	8

Research and Development Expense: Research and development expense by segment of business was as follows:

	2014		2013		2012
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$629	4.3%	$590	4.0	622	4.3
Pharmaceutical	6,213	19.2	5,810	20.7	5,362	21.2
Medical Devices	1,652	6.0	1,783	6.3	1,681	6.1
Total research and development expense	$8,494	11.4%	8,183	11.5	7,665	11.4
Percent increase/(decrease) over the prior year	3.8%		6.8		1.6

*	As a percent to segment sales
Research and development activities represent a significant part of the Company's business. These expenditures relate to the processes of discovering, testing and developing new products, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products. In 2014, worldwide costs of research and development activities increased by 3.8% compared to 2013. The reduction as a percent to sales was primarily due to strong sales growth in the Pharmaceutical business. Research spending in the Pharmaceutical segment increased in absolute dollars to $6.2 billion as compared to $5.8 billion primarily due to higher levels of spending to advance the Company's Pharmaceutical pipeline. In 2013, worldwide costs of research and development activities increased by 6.8% compared to 2012. The increase in the Pharmaceutical segment was primarily due to higher levels of spending to advance the Company's Pharmaceutical pipeline.

In-Process Research and Development (IPR&D): In 2014, the Company recorded charges of $0.2 billion for the impairment of various IPR&D projects related to RespiVert, Crucell, Mentor and Synthes for the delay or discontinuation of certain development projects. In 2013, the Company recorded charges of $0.6 billion primarily for the impairment of various IPR&D projects related to Crucell, CorImmun and Acclarent for the delay or discontinuation of certain development projects. In 2012, the Company recorded charges of $1.2 billion, which included $0.7 billion for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV and the partial impairment of the IPR&D related to the Crucell vaccine business in the amount of $0.4 billion. Of the $0.7 billion impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV, $0.3 billion is attributable to noncontrolling interest. The 2012 charges relate to development projects which have been discontinued or delayed.

Other (Income) Expense, Net: Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains or losses on divestitures; currency gains and losses; and litigation accruals and settlements. The change in other (income) expense, net for the fiscal year 2014 was a favorable change of $2.6 billion as compared to the prior year. The fiscal year 2014 included higher net gains on divestitures of $2.3 billion, primarily the divestiture of the Ortho-Clinical Diagnostics business, lower litigation expense of $1.0 billion and lower costs of $0.1 billion related to the DePuy ASR™ Hip program as compared to 2013. This was partially offset by higher Synthes integration/transaction costs of $0.2 billion and higher intangible asset write-downs of $0.1 billion primarily related to INCIVO® (telaprevir) in 2014. Additionally, the fiscal year 2013 included a higher net gain of $0.5 billion as compared to 2014 on equity investment transactions, primarily the sale of Elan American Depositary Shares.
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
Interest (Income) Expense:  Interest income in 2014 was comparable to the prior year. A higher balance in cash, cash equivalents and marketable securities was offset by lower interest rates. Cash, cash equivalents and marketable securities totaled $33.1 billion at the end of 2014, and averaged $31.1 billion as compared to the $25.2 billion average cash balance in 2013. The increase in the year-end cash balance was primarily due to cash generated from operating activities.
Interest expense in 2014 increased by $51 million as compared to 2013 due to a higher average debt balance. The average debt balance was $18.5 billion in 2014 versus $17.2 billion in 2013. The total debt balance at the end of 2014 was $18.8 billion as compared to $18.2 billion at the end of 2013. The higher debt balance of approximately $0.6 billion was due to increased borrowings in November 2014. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the borrowings will be used for general corporate purposes.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	9

Interest income in 2013 increased by $10 million as compared to the prior year. Cash, cash equivalents and marketable securities totaled $29.2 billion at the end of 2013, and averaged $25.2 billion as compared to the $26.7 billion average cash balance in 2012. The increase in the year end cash balance was due to cash generated from operating activities.
Interest expense in 2013 decreased by $50 million as compared to 2012 due to a lower average debt balance. The average debt balance was $17.2 billion in 2013 versus $17.9 billion in 2012. The total debt balance at the end of 2013 was $18.2 billion as compared to $16.2 billion at the end of 2012. The higher debt balance of approximately $2.0 billion was due to increased borrowings in December 2013. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the borrowings were used for general corporate purposes.
Segment Pre-Tax Profit
Pre-tax profits by segment of business were as follows:

			Percent of Segment Sales
(Dollars in Millions)	2014	2013	2014	2013
Consumer	$1,941	1,973	13.4%	13.4
Pharmaceutical	11,696	9,178	36.2	32.6
Medical Devices	7,953	5,261	28.9	18.5
Total (1)	21,590	16,412	29.0	23.0
Less: Expenses not allocated to segments (2)	1,027	941
Earnings before provision for taxes on income	$20,563	15,471	27.7%	21.7

(1)	See Note 18 to the Consolidated Financial Statements for more details.

(2)	Amounts not allocated to segments include interest (income) expense, noncontrolling interests, and general corporate (income) expense.
Consumer Segment:  In 2014, Consumer segment pre-tax profit as a percent to sales was 13.4%, flat to the prior year. In 2013, Consumer segment pre-tax profit as a percent to sales was 13.4% versus 11.7% in 2012. The favorable pre-tax profit in 2013 versus 2012 was primarily due to a gain of $55 million on the sale of intangible and other assets as well as cost containment initiatives. Included in 2012 were intangible asset write-downs of $0.3 billion. In addition, 2012 included higher gains on divestitures of $0.1 billion.
Pharmaceutical Segment: In 2014, Pharmaceutical segment pre-tax profit as a percent to sales was 36.2% versus 32.6% in 2013. The favorable pre-tax profit was attributable to strong sales volume growth, particularly sales of OLYSIO®/SOVRIAD® (simeprevir), positive sales mix of higher margin products and cost containment initiatives realized in selling, marketing and administrative expenses. This was partially offset by $0.2 billion for an additional year of the Branded Prescription Drug Fee and a $0.1 billion intangible asset write-down related to INCIVO® (telaprevir). Additionally, 2013 included a net gain of $0.4 billion on equity investment transactions, primarily the sale of Elan American Depositary Shares, and a positive adjustment of $0.2 billion to previous estimates for Managed Medicaid rebates, partially offset by higher write-downs of $0.4 billion for the impairment of IPR&D as compared to 2014. In 2013, Pharmaceutical segment pre-tax profit as a percent to sales was 32.6% versus 24.0% in 2012. The favorable pre-tax profit was attributable to positive sales mix of higher margin products, lower costs associated with strong volume growth, a net gain of $0.4 billion on equity investment transactions, primarily the sale of Elan American Depositary Shares, a positive adjustment of $0.2 billion to previous estimates for Managed Medicaid rebates and cost containment initiatives. This was partially offset by increased amortization expense as a result of the royalty buyout agreement with Vertex for INCIVO®. Additionally, 2012 included higher net litigation expense of $0.4 billion and higher write-downs of intangible assets and in-process research and development of $0.9 billion. This was partially offset by higher gains on divestitures of $0.3 billion.
Medical Devices Segment: In 2014, Medical Devices segment pre-tax profit as a percent to sales was 28.9% versus 18.5% in 2013. The favorable pre-tax profit was attributable to the net gain of $1.9 billion on the divestiture of the Ortho-Clinical Diagnostics business in 2014 and lower litigation expense of $1.1 billion as compared to 2013. In 2013, Medical Devices segment pre-tax profit as a percent to sales was 18.5% versus 26.2% in 2012.  The Medical Devices segment pre-tax profit was unfavorably impacted by higher costs of $1.4 billion for litigation expense and $0.1 billion related to the DePuy ASR™ Hip program as well as the Medical Device Excise tax as compared to 2012. In addition, 2012 included higher gains of $0.4 billion on divestitures partially offset by higher write-downs of intangible assets and in-process research and development of $0.1 billion and higher costs of $0.1 billion related to the Synthes acquisition.

Provision for Taxes on Income:  The worldwide effective income tax rate was 20.6% in 2014, 10.6% in 2013 and 23.7% in 2012. The increase in the 2014 effective tax rate, as compared to 2013, was attributable to the following: the divestiture of the

JOHNSON & JOHNSON 2014 ANNUAL REPORT	10

Ortho-Clinical Diagnostics business at an approximate 44% effective tax rate, litigation accruals at low tax rates, the mix of earnings into higher tax jurisdictions, primarily the U.S., the accrual of an additional year of the Branded Prescription Drug Fee, which is not tax deductible, and additional U.S. tax expense related to a planned increase in dividends from current year foreign earnings as compared to the prior year. These increases to the 2014 effective tax rate were partially offset by a tax benefit of $0.4 billion associated with the Conor Medsystems divestiture.
The 2013 effective tax rate was reduced by a tax benefit associated with the write-off of assets for tax purposes associated with Scios, Inc., and the inclusion of both the 2013 and 2012 benefit from the Research and Development tax credit and the Controlled Foreign Corporation look-through provisions, because those provisions were enacted into law in January 2013 and were retroactive to January 1, 2012.
The 2014 effective tax rate was also reduced as the Company adjusted its unrecognized tax benefits as a result of (i) the federal appeals court’s decision in OMJ Pharmaceuticals, Inc.’s litigation regarding credits under former Section 936 of the Internal Revenue Code (see Note 21 to the Consolidated Financial Statements for additional information), and (ii) a settlement of substantially all issues related to the Company’s U.S. Internal Revenue Service audit of tax years 2006 - 2009.

Noncontrolling Interest: In 2012, a charge of $0.7 billion was recorded for the impairment of the IPR&D related to the discontinuation of the Phase III clinical development of bapineuzumab IV. Of the $0.7 billion impairment, $0.3 billion was attributable to noncontrolling interest.

Liquidity and Capital Resources
Liquidity & Cash Flows
Cash and cash equivalents were $14.5 billion at the end of 2014 as compared with $20.9 billion at the end of 2013. The primary sources and uses of cash that contributed to the $6.4 billion decrease versus the prior year were approximately $18.5 billion of cash generated from operating activities offset by $12.3 billion net cash used by investing activities and $12.3 billion net cash used by financing activities. See Note 1 to the Consolidated Financial Statements for additional details on cash. In addition, the Company had $18.6 billion in marketable securities at the end of 2014 and $8.3 billion at the end of 2013.
Cash flow from operations of $18.5 billion was the result of $16.3 billion of net earnings and $5.2 billion of non-cash charges and other adjustments for depreciation and amortization, stock-based compensation, asset write-downs, Venezuela adjustments and $1.8 billion related to deferred taxes, accounts payable and accrued liabilities and current and non-current assets. Cash flow from operations was reduced by $4.8 billion related to current and non-current liabilities, inventories, accounts receivable and net gains on sale of assets/businesses.
Investing activities use of $12.3 billion was primarily for net purchases of investments in marketable securities of $10.8 billion, additions to property, plant and equipment of $3.7 billion, acquisitions, net of cash acquired of $2.1 billion and other, primarily intangibles of $0.3 billion, partially offset by $4.6 billion of proceeds from the disposal of assets/businesses.
Financing activities use of $12.3 billion was primarily for dividends to shareholders of $7.8 billion and $7.1 billion for the repurchase of common stock. Financing activities also included a source of $0.8 billion from net proceeds of short and long-term debt and $1.8 billion of net proceeds from stock options exercised and associated tax benefits.
On July 21, 2014, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's shares of common stock. As of December 28, 2014, $3.5 billion has been repurchased under the program. Share repurchases will take place on the open market from time to time based on market conditions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company intends to finance the share repurchase program through available cash.
In 2014, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.
The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2015.
Concentration of Credit Risk
Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $1.8 billion as of December 28, 2014 and $2.3 billion as of December 29, 2013. Approximately $1.1 billion as of December 28, 2014 and approximately $1.3 billion as of December 29, 2013 of the Southern European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the

JOHNSON & JOHNSON 2014 ANNUAL REPORT	11

Pharmaceutical and Medical Devices local affiliates. The total net trade accounts receivable balance for these customers were approximately $0.7 billion at December 28, 2014 and $1.0 billion at December 29, 2013. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.

Financing and Market Risk
The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 28, 2014 market rates would increase the unrealized value of the Company’s forward contracts by $31 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 28, 2014 market rates would decrease the unrealized value of the Company’s forward contracts by $38 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.
The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company’s interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company’s swap contracts by approximately $145 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.
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
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2014, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 17, 2015. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.
Total borrowings at the end of 2014 and 2013 were $18.8 billion and $18.2 billion, respectively. The increase in borrowings between 2014 and 2013 was a result of financing for general corporate purposes. In 2014, net cash (cash and current marketable securities, net of debt) was $14.3 billion compared to net cash of $11.0 billion in 2013. Total debt represented 21.2% of total capital (shareholders’ equity and total debt) in 2014 and 19.7% of total capital in 2013. Shareholders’ equity per share at the end of 2014 was $25.06 compared to $26.25 at year-end 2013, a decrease of 4.5%.
A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	12

Contractual Obligations and Commitments
The Company’s contractual obligations are primarily for leases, debt and unfunded retirement plans. There are no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 28, 2014 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

(Dollars in Millions)	Long-Term Debt Obligations	Interest on Debt Obligations	Unfunded Retirement Plans	Operating Leases	Total
2015	$7	603	74	200	884
2016	2,152	597	75	157	2,981
2017	1,722	557	78	111	2,468
2018	1,496	493	84	80	2,153
2019	1,713	448	89	66	2,316
After 2019	8,039	4,679	531	77	13,326
Total	$15,129	7,377	931	691	24,128

For tax matters, see Note 8 to the Consolidated Financial Statements.
Dividends
The Company increased its dividend in 2014 for the 52nd consecutive year. Cash dividends paid were $2.76 per share in 2014 compared with dividends of $2.59 per share in 2013, and $2.40 per share in 2012. The dividends were distributed as follows:

	2014	2013	2012
First quarter	$0.66	$0.61	$0.57
Second quarter	0.70	0.66	0.61
Third quarter	0.70	0.66	0.61
Fourth quarter	0.70	0.66	0.61
Total	$2.76	$2.59	2.40
On January 5, 2015, the Board of Directors declared a regular quarterly cash dividend of $0.70 per share, payable on March 10, 2015, to shareholders of record as of February 24, 2015. The Company expects to continue the practice of paying regular cash dividends.

Other Information
Critical Accounting Policies and Estimates
Management’s discussion and analysis of results of operations and financial condition are based on the Company’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company’s operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock based awards.

Revenue Recognition:  The Company recognizes revenue from product sales when goods are shipped or delivered, and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.
Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, which include the Medicaid rebate provision, are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through

JOHNSON & JOHNSON 2014 ANNUAL REPORT	13

the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.
Sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.
Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual net trade sales during the fiscal reporting years 2014, 2013 and 2012.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	14

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended December 28, 2014 and December 29, 2013.

Consumer Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2014
Accrued rebates (1)	$137	619	(634)	122
Accrued returns	80	102	(105)	77
Accrued promotions	321	1,850	(1,930)	241
Subtotal	$538	2,571	(2,669)	440
Reserve for doubtful accounts	25	5	(12)	18
Reserve for cash discounts	24	215	(217)	22
Total	$587	2,791	(2,898)	480

2013
Accrued rebates(1)	$132	524	(519)	137
Accrued returns	108	94	(122)	80
Accrued promotions	281	1,478	(1,438)	321
Subtotal	$521	2,096	(2,079)	538
Reserve for doubtful accounts	38	8	(21)	25
Reserve for cash discounts	21	232	(229)	24
Total	$580	2,336	(2,329)	587

(1)	Includes reserve for customer rebates of $37 million at December 28, 2014 and $32 million at December 29, 2013, recorded as a contra asset.
Pharmaceutical Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2014
Accrued rebates (1)	$1,985	7,652	(6,920)	2,717
Accrued returns	372	83	(33)	422
Accrued promotions	96	34	(96)	34
Subtotal	$2,453	7,769	(7,049)	3,173
Reserve for doubtful accounts	95	4	(58)	41
Reserve for cash discounts	61	576	(586)	51
Total	$2,609	8,349	(7,693)	3,265

2013
Accrued rebates (1)	$1,767	5,774	(5,556)	1,985
Accrued returns	397	30	(55)	372
Accrued promotions	94	89	(87)	96
Subtotal	$2,258	5,893	(5,698)	2,453
Reserve for doubtful accounts	191	26	(122)	95
Reserve for cash discounts	62	471	(472)	61
Total	$2,511	6,390	(6,292)	2,609

(1)	Includes reserve for customer rebates of $297 million at December 28, 2014 and $295 million at December 29, 2013, recorded as a contra asset.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	15

Medical Devices Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/Credits	Balance at End of Period
2014
Accrued rebates(1)	$801	4,663	(4,620)	844
Accrued returns	180	395	(387)	188
Accrued promotions	66	35	(48)	53
Subtotal	$1,047	5,093	(5,055)	1,085
Reserve for doubtful accounts	213	62	(59)	216
Reserve for cash discounts	18	815	(817)	16
Total	$1,278	5,970	(5,931)	1,317

2013
Accrued rebates(1)	$567	4,261	(4,027)	801
Accrued returns	205	356	(381)	180
Accrued promotions	60	52	(46)	66
Subtotal	$832	4,669	(4,454)	1,047
Reserve for doubtful accounts	237	19	(43)	213
Reserve for cash discounts	22	394	(398)	18
Total	$1,091	5,082	(4,895)	1,278

(1)	Includes reserve for customer rebates of $354 million at December 28, 2014 and $403 million at December 29, 2013, recorded as a contra asset.

Income Taxes:  Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.
The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.
At December 28, 2014 and December 29, 2013, the cumulative amounts of undistributed international earnings were approximately $53.4 billion and $50.9 billion, respectively. At December 28, 2014 and December 29, 2013, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $14.3 billion and $18.6 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practical.
See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.
Legal and Self Insurance Contingencies:  The Company records accruals for various contingencies, including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates. The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.
The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	16

Long-Lived and Intangible Assets:  The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company’s property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.
Employee Benefit Plans:  The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, mortality rates, expected salary increases and health care cost trend rates. See Note 10 to the Consolidated Financial Statements for further details on these rates and the effect a rate change to the health care cost trend would have on the Company’s results of operations.
Stock Based Compensation:  The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. Based on the type of equity instrument, the fair value is estimated on the date of grant using either the Black-Scholes option valuation model or a combination of both the Black-Scholes option valuation model and Monte Carlo valuation model, and is expensed in the financial statements over the vesting period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and the dividend yield. See Note 17 to the Consolidated Financial Statements for additional information.
New Accounting Pronouncements
Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 28, 2014.
Economic and Market Factors
The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2004 - 2014, in the United States, the weighted average compound annual growth rate of the Company’s net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).
The Company operates in certain countries where the economic conditions continue to present significant challenges. The Company continues to monitor these situations and take appropriate actions. Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company has accounted for operations in Venezuela as highly inflationary as the prior three-year cumulative inflation rate surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.
The Venezuelan government has established or is in the process of establishing alternative systems and offerings of various foreign currency exchanges. In 2014, the Company continued to have access to an official government rate of 6.3 Bolivares Fuertes to one U.S. dollar to settle imports of various products into Venezuela. Through the fourth quarter of 2014, the Company has primarily utilized the official government rate of 6.3 Bolivares Fuertes to one U.S. dollar in preparing its financial statements. During the second fiscal quarter, the Company applied to settle an outstanding dividend payable at one of the alternative foreign exchange rates. As a result, the Company has applied this alternative exchange rate to translate certain transactions, as appropriate. As of December 28, 2014, the Company’s Venezuelan subsidiaries represented less than 0.5% of the Company's consolidated assets, liabilities, revenues and profits; therefore, the effect of a change in the exchange rate is not expected to have a material adverse effect on the Company's 2015 full-year results.
The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2014 would have increased or decreased the translation of foreign sales by approximately $390 million and income by $100 million.
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
The Company also operates in an environment increasingly hostile to intellectual property rights. Firms have filed Abbreviated New Drug Applications or Biosimilar Biological Product Applications with the FDA or otherwise challenged the coverage and/or validity of the Company's patents, seeking to market generic or biosimilar forms of many of the Company’s key pharmaceutical products prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in the resulting lawsuits, generic or biosimilar versions of the products at issue will be introduced to the market, resulting in the potential for substantial market share and revenue losses for those products, and which may result in a non-cash impairment charge in any associated intangible asset. For further information, see

JOHNSON & JOHNSON 2014 ANNUAL REPORT	17

the discussion on “REMICADE® Related Cases” and “Litigation Against Filers of Abbreviated New Drug Applications” in Note 21 to the Consolidated Financial Statements.
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
Common Stock Market Prices
The Company’s Common Stock is listed on the New York Stock Exchange under the symbol JNJ. As of February 17, 2015, there were 162,062 record holders of Common Stock of the Company. The composite market price ranges for Johnson & Johnson Common Stock during 2014 and 2013 were:

	2014		2013
	High	Low	High	Low
First quarter	$98.47	86.09	$81.59	69.18
Second quarter	105.97	96.05	89.99	80.31
Third quarter	108.77	98.80	94.42	85.50
Fourth quarter	109.49	95.10	95.99	85.50
Year-end close	$105.06		92.35

JOHNSON & JOHNSON 2014 ANNUAL REPORT	18

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
Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that known or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.
Risks and uncertainties include, but are not limited to: economic factors, such as interest rate and currency exchange rate fluctuations; competition, including technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; the impact of patent expirations; uncertainty of commercial success of new and existing products; significant adverse litigation or government action, including related to product liability claims; impact of business combinations and divestitures; significant changes in customer relationships or changes in behavior and spending patterns or financial distress of purchasers of health care products and services; changes to laws and regulations and global health care reforms; trends toward health care cost containment; increased scrutiny of the health care industry by government agencies; financial instability of international economies and sovereign risk; manufacturing difficulties or delays; complex global supply chains with increasing regulatory requirements; product efficacy or safety concerns resulting in product recalls or regulatory action; disruptions due to natural disasters; and the potential failure to meet obligations in compliance agreements with government bodies.
A discussion of these and other factors that could cause actual results to differ materially from expectations can be found in this Annual Report on Form 10-K for the fiscal year ended December 28, 2014, including in Exhibit 99. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	19

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 28, 2014 and December 29, 2013
(Dollars in Millions Except Share and Per Share Amounts) (Note 1)

	2014	2013
Assets
Current assets
Cash and cash equivalents (Notes 1 and 2)	$14,523	20,927
Marketable securities (Notes 1 and 2)	18,566	8,279
Accounts receivable trade, less allowances for doubtful accounts $275 (2013, $333)	10,985	11,713
Inventories (Notes 1 and 3)	8,184	7,878
Deferred taxes on income (Note 8)	3,567	3,607
Prepaid expenses and other receivables	3,486	4,003
Total current assets	59,311	56,407
Property, plant and equipment, net (Notes 1 and 4)	16,126	16,710
Intangible assets, net (Notes 1 and 5)	27,222	27,947
Goodwill (Notes 1 and 5)	21,832	22,798
Deferred taxes on income (Note 8)	3,396	3,872
Other assets	3,232	4,949
Total assets	$131,119	132,683
Liabilities and Shareholders’ Equity
Current liabilities
Loans and notes payable (Note 7)	$3,638	4,852
Accounts payable	7,633	6,266
Accrued liabilities	6,553	7,685
Accrued rebates, returns and promotions	4,010	3,308
Accrued compensation and employee related obligations	2,751	2,794
Accrued taxes on income	500	770
Total current liabilities	25,085	25,675
Long-term debt (Note 7)	15,122	13,328
Deferred taxes on income (Note 8)	3,154	3,989
Employee related obligations (Notes 9 and 10)	9,972	7,784
Other liabilities	8,034	7,854
Total liabilities	61,367	58,630
Shareholders’ equity
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(10,722)	(2,860)
Retained earnings	97,245	89,493
	89,643	89,753
Less: common stock held in treasury, at cost (Note 12) (336,620,000 shares and 299,215,000 shares)	19,891	15,700
Total shareholders’ equity	69,752	74,053
Total liabilities and shareholders’ equity	$131,119	132,683
See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2014 ANNUAL REPORT	20

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars and Shares in Millions Except Per Share Amounts) (Note 1)

	2014	2013	2012
Sales to customers	$74,331	71,312	67,224
Cost of products sold	22,746	22,342	21,658
Gross profit	51,585	48,970	45,566
Selling, marketing and administrative expenses	21,954	21,830	20,869
Research and development expense	8,494	8,183	7,665
In-process research and development	178	580	1,163
Interest income	(67)	(74)	(64)
Interest expense, net of portion capitalized (Note 4)	533	482	532
Other (income) expense, net	(70)	2,498	1,626
Earnings before provision for taxes on income	20,563	15,471	13,775
Provision for taxes on income (Note 8)	4,240	1,640	3,261
Net earnings	16,323	13,831	10,514
Add: Net loss attributable to noncontrolling interest	—	—	339
Net earnings attributable to Johnson & Johnson	$16,323	13,831	10,853

Net earnings per share attributable to Johnson & Johnson (Notes 1 and 15)
Basic	$5.80	4.92	3.94
Diluted	$5.70	4.81	3.86
Cash dividends per share	$2.76	2.59	2.40
Average shares outstanding (Notes 1 and 15)
Basic	2,815.2	2,809.2	2,753.3
Diluted	2,863.9	2,877.0	2,812.6

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2014 ANNUAL REPORT	21

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in Millions) (Note 1)

	2014	2013	2012
Net earnings	$16,323	13,831	10,514

Other comprehensive income (loss), net of tax
Foreign currency translation	(4,601)	94	1,230

Securities:
Unrealized holding gain (loss) arising during period	156	225	(248)
Reclassifications to earnings	(5)	(314)	(5)
Net change	151	(89)	(253)

Employee benefit plans:
Prior service cost amortization during period	(18)	9	2
Prior service credit (cost) - current year	211	(27)	(8)
Gain amortization during period	400	515	370
Gain (loss) - current year	(4,098)	2,203	(1,643)
Effect of exchange rates	197	8	(52)
Net change	(3,308)	2,708	(1,331)

Derivatives & hedges:
Unrealized gain (loss) arising during period	92	344	52
Reclassifications to earnings	(196)	(107)	124
Net change	(104)	237	176

Other comprehensive income (loss)	(7,862)	2,950	(178)

Comprehensive income	8,461	16,781	10,336

Comprehensive loss attributable to noncontrolling interest, net of tax	—	—	339

Comprehensive income attributable to Johnson & Johnson	$8,461	16,781	10,675

The tax effects in other comprehensive income for the fiscal years ended 2014, 2013 and 2012 respectively: Securities; $81 million, $48 million and $136 million, Employee Benefit Plans; $1,556 million, $1,421 million and $653 million, Derivatives & Hedges; $56 million, $128 million and $95 million.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2014 ANNUAL REPORT	22

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

	Total	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 1, 2012	$57,080	81,251	(5,632)	3,120	(21,659)
Net earnings attributable to Johnson & Johnson	10,853	10,853
Cash dividends paid	(6,614)	(6,614)
Employee compensation and stock option plans	3,269	19			3,250
Issuance of common stock associated with the acquisition of Synthes, Inc.	13,335	483			12,852
Repurchase of common stock(1)	(12,919)				(12,919)
Other comprehensive income (loss), net of tax	(178)		(178)
Balance, December 30, 2012	64,826	85,992	(5,810)	3,120	(18,476)
Net earnings attributable to Johnson & Johnson	13,831	13,831
Cash dividends paid	(7,286)	(7,286)
Employee compensation and stock option plans	3,285	(82)			3,367
Repurchase of common stock	(3,538)	(2,947)			(591)
Other	(15)	(15)
Other comprehensive income (loss), net of tax	2,950		2,950
Balance, December 29, 2013	74,053	89,493	(2,860)	3,120	(15,700)
Net earnings attributable to Johnson & Johnson	16,323	16,323
Cash dividends paid	(7,768)	(7,768)
Employee compensation and stock option plans	2,164	(769)			2,933
Repurchase of common stock	(7,124)				(7,124)
Other	(34)	(34)
Other comprehensive income (loss), net of tax	(7,862)		(7,862)
Balance, December 28, 2014	$69,752	97,245	(10,722)	3,120	(19,891)

(1)	Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2014 ANNUAL REPORT	23

JOHNSON & JOHNSON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2014	2013	2012
Cash flows from operating activities
Net earnings	$16,323	13,831	10,514
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization of property and intangibles	3,895	4,104	3,666
Stock based compensation	792	728	662
Noncontrolling interest	—	—	339
Venezuela adjustments	87	108	—
Asset write-downs	410	739	2,131
Net gain on sale of assets/businesses	(2,383)	(113)	(908)
Net gain on equity investment transactions	—	(417)	—
Deferred tax provision	441	(607)	(39)
Accounts receivable allowances	(28)	(131)	92
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Increase in accounts receivable	(247)	(632)	(9)
Increase in inventories	(1,120)	(622)	(1)
Increase in accounts payable and accrued liabilities	955	1,821	2,768
Decrease/(Increase) in other current and non-current assets	442	(1,693)	(1,264)
(Decrease)/Increase in other current and non-current liabilities	(1,096)	298	(2,555)
Net cash flows from operating activities	18,471	17,414	15,396
Cash flows from investing activities
Additions to property, plant and equipment	(3,714)	(3,595)	(2,934)
Proceeds from the disposal of assets/businesses, net	4,631	458	1,509
Acquisitions, net of cash acquired (Note 20)	(2,129)	(835)	(4,486)
Purchases of investments	(34,913)	(18,923)	(13,434)
Sales of investments	24,119	18,058	14,797
Other (primarily intangibles)	(299)	(266)	38
Net cash used by investing activities	(12,305)	(5,103)	(4,510)
Cash flows from financing activities
Dividends to shareholders	(7,768)	(7,286)	(6,614)
Repurchase of common stock	(7,124)	(3,538)	(12,919)
Proceeds from short-term debt	1,863	1,411	3,268
Retirement of short-term debt	(1,267)	(1,397)	(6,175)
Proceeds from long-term debt	2,098	3,607	45
Retirement of long-term debt	(1,844)	(1,593)	(804)
Proceeds from the exercise of stock options/excess tax benefits	1,782	2,649	2,720
Other	—	56	(83)
Net cash used by financing activities	(12,260)	(6,091)	(20,562)
Effect of exchange rate changes on cash and cash equivalents	(310)	(204)	45
(Decrease)/Increase in cash and cash equivalents	(6,404)	6,016	(9,631)
Cash and cash equivalents, beginning of year (Note 1)	20,927	14,911	24,542
Cash and cash equivalents, end of year (Note 1)	$14,523	20,927	14,911

Supplemental cash flow data
Cash paid during the year for:
Interest	$603	596	616
Interest, net of amount capitalized	488	491	501
Income taxes	3,536	3,155	2,507

JOHNSON & JOHNSON 2014 ANNUAL REPORT	24

Supplemental schedule of non-cash investing and financing activities
Issuance of common stock associated with the acquisition of Synthes, Inc.	—	—	13,335
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	1,170	743	615
Conversion of debt	17	22	—

Acquisitions
Fair value of assets acquired	$2,167	1,028	19,025
Fair value of liabilities assumed and noncontrolling interests	(38)	(193)	(1,204)
Net fair value of acquisitions	$2,129	835	17,821
Less: Issuance of common stock associated with the acquisition of Synthes, Inc.	—	—	13,335
Net cash paid for acquisitions	$2,129	835	4,486

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON 2014 ANNUAL REPORT	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated.
Description of the Company And Business Segments
The Company has approximately 126,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.
The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices (previously referred to as Medical Devices and Diagnostics). The Consumer segment includes a broad range of products used in the baby care, oral care, skin care, over-the-counter pharmaceutical, women’s health and wound care markets. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment is focused on five therapeutic areas, including immunology, infectious diseases, neuroscience, oncology, and cardiovascular and metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, hospitals and health care professionals for prescription use. The Medical Devices segment includes a broad range of products used in the orthopaedic, surgical care, specialty surgery, cardiovascular care, diagnostics, diabetes care, and vision care markets, which are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, and clinics.

New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
During the fiscal first quarter of 2014, the Company adopted the Financial Accounting Standards Board (FASB) guidance clarifying the release of accumulated Foreign Currency Translation from other comprehensive income (OCI), into current year Net Earnings. The amendment requires that when the parent company ceases to have a controlling interest in a subsidiary or a business within a foreign entity the parent is to release accumulated Foreign Currency Translation from OCI. This update became effective for all annual periods and interim reporting periods beginning after December 15, 2013. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position.

During the fiscal first quarter of 2014, the Company adopted the FASB guidance on the presentation of unrecognized tax benefits when various qualifying tax credits exist. The amendment requires that unrecognized tax benefits be presented on the Consolidated Balance Sheet as a reduction to deferred tax assets created by net operating losses or other tax credits from prior periods that occur in the same taxing jurisdiction. To the extent that the unrecognized tax benefit exceeds these credits, it shall be presented as a liability. This update became effective for all annual periods and interim reporting periods beginning after December 15, 2013. The adoption of this standard did not have a material impact on the presentation of the Company's financial position.

During the fiscal second quarter of 2014, the FASB issued amended guidance on the use and presentation of discontinued operations in an entity’s financial statements. The new guidance restricts the presentation of discontinued operations to business circumstances when the disposal of business operations represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.  Examples of a strategic shift could include, but not be limited to, disposal of major geographic segments, a major line of business or other major business component of an entity. The new guidance also expands the required disclosures for entities that have assets held for sale but do not meet the new definition of discontinued operations. This amendment includes early adoption provisions allowing the Company to implement this update immediately for the first quarter of 2014. The Company elected to adopt this standard for the first quarter of 2014. The balances and updated disclosures required by the amended guidance are included in Note 20 in the Notes to the Consolidated Financial Statements.

During the fiscal second quarter of 2014, the FASB issued Accounting Standards Update 2014-12: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This standard clarifies the current accounting guidance for entities that issue share-based payment awards that require a specific performance target be achieved for employees to become eligible to vest in the awards, which may occur subsequent to a required service period. Current accounting guidance does not explicitly address how to account for these types of awards. The new standard provides explicit guidance and clarifies that these types of performance targets should be treated as performance conditions. The accounting for share-based awards with performance conditions is already specified in current

JOHNSON & JOHNSON 2014 ANNUAL REPORT	26

accounting guidance. This update is required to be adopted by all public companies for all annual periods and interim reporting periods beginning after December 15, 2015. Early adoption of this standard was permitted and the Company had elected to adopt this standard for the second quarter of 2014. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position.

Recently Issued Accounting Standards
Not Adopted as of December 28, 2014
During the fiscal second quarter of 2014, the FASB issued Accounting Standards Update 2014-09: Revenue from Contracts with Customers. This standard replaces substantially all current revenue recognition accounting guidance. This update is required to be adopted by all public companies for all annual periods and interim reporting periods beginning after December 15, 2016. Early adoption of this standard is not permitted.  The Company is currently assessing the impact of the future adoption of this standard on its financial statements.

During the fiscal second quarter of 2014, the FASB issued amended guidance Accounting Standards Update No. 2014-10: Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entity Guidance in Topic 810, Consolidation.  The change in the current guidance will require the Company to determine if it should consolidate one of these entities based on the change in the consolidation analysis.  This update to the consolidation analysis will become effective for all annual periods and interim reporting periods beginning after December 15, 2015.  The adoption of this standard is not expected to have a material impact on the presentation of the Company's results of operations, cash flows or financial position.

During the fiscal third quarter of 2014, the FASB issued Accounting Standards Update No. 2014-15: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management’s plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016.  This standard is not expected to have any impact on current disclosures in the financial statements.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	27

Building and building equipment	20 - 30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years

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
Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, which include Medicaid, are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.
Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales returns accruals.
Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods. The Company’s sales returns reserves are accounted for in accordance with U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual sales to customers during the fiscal reporting years 2014, 2013 and 2012.
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
Shipping and Handling
Shipping and handling costs incurred were $1,068 million, $1,128 million and $1,051 million in 2014, 2013 and 2012, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.
Inventories
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.
Intangible Assets and Goodwill
The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2014 in the fiscal fourth quarter. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if warranted. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset, or abandoned, at which point the intangible asset will be written off or partially impaired.
Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	28

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
Product Liability
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. The Company accrues an estimate of the legal defense costs needed to defend each matter. This is referred to as defense costs in connection with product liability litigation. In certain matters an indemnity amount is also recorded. This is referred to as product liability accrual.
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
Concentration of Credit Risk
Global concentration of credit risk with respect to trade accounts receivables continues to be limited due to the large number of customers globally and adherence to internal credit policies and credit limits. Economic challenges in Italy, Spain, Greece and Portugal (the Southern European Region) have impacted certain payment patterns, which have historically been longer than those experienced in the U.S. and other international markets. The total net trade accounts receivable balance in the Southern European Region was approximately $1.8 billion as of December 28, 2014 and approximately $2.3 billion as of December 29, 2013. Approximately $1.1 billion as of December 28, 2014 and approximately $1.3 billion as of December 29, 2013 of the Southern European Region net trade accounts receivable balance related to the Company's Consumer, Vision Care and Diabetes Care businesses as well as certain Pharmaceutical and Medical Devices customers which are in line with historical collection patterns.
The remaining balance of net trade accounts receivable in the Southern European Region has been negatively impacted by the timing of payments from certain government owned or supported health care customers as well as certain distributors of the Pharmaceutical and Medical Devices local affiliates. The total net trade accounts receivable balance for these customers were approximately $0.7 billion at December 28, 2014 and $1.0 billion at December 29, 2013. The Company continues to receive payments from these customers and in some cases late payment premiums. For customers where payment is expected over periods of time longer than one year, revenue and trade receivables have been discounted over the estimated period of time for collection. Allowances for doubtful accounts have been increased for these customers, but have been immaterial to date. The Company will continue to work closely with these customers on payment plans, monitor the economic situation and take appropriate actions as necessary.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	29

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

Nature/Type of Collaboration	Statement of Earnings Presentation
Third-party sale of product	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of products sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research and development expense
Research and development payments to collaborative partner	Research and development expense
Research and development payments received from collaborative partner	Reduction of Research and development expense

*	Milestones are capitalized as intangible assets and amortized to cost of goods sold over the useful life.

For all years presented, there was no individual project that represented greater than 5% of the total annual consolidated research and development expense.
Advertising
Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $2.6 billion, $2.5 billion and $2.3 billion in 2014, 2013 and 2012, respectively.
Income Taxes
Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future.
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
At December 28, 2014 and December 29, 2013, the cumulative amounts of undistributed international earnings were approximately $53.4 billion and $50.9 billion, respectively. At December 28, 2014 and December 29, 2013, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $14.3 billion and $18.6 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practical.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	30

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.
Annual Closing Date
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009, and is the case again in 2015.
Reclassification
Certain prior period amounts have been reclassified to conform to current year presentation.

2.	Cash, Cash Equivalents and Current Marketable Securities
At the end of 2014 and 2013, cash, cash equivalents and current marketable securities were comprised of:

(Dollars in Millions)	2014	2013
Cash	$2,336	2,789
Government securities and obligations	20,610	7,632
Reverse repurchase agreements	6,735	15,006
Corporate debt securities	1,343	1,467
Money market funds	1,352	1,886
Time deposits	713	426
Total cash, cash equivalents and current marketable securities	$33,089	29,206

The estimated fair value approximated cost as of December 28, 2014 and December 29, 2013.
As of December 28, 2014, current marketable securities consisted of $17,682 million, and $884 million of government securities and obligations and corporate debt securities, respectively, with no reverse repurchase agreements.
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

3.	Inventories
At the end of 2014 and 2013, inventories were comprised of:

(Dollars in Millions)	2014	2013
Raw materials and supplies	$1,214	1,224
Goods in process	2,461	2,612
Finished goods	4,509	4,042
Total inventories	$8,184	7,878

4.	Property, Plant and Equipment
At the end of 2014 and 2013, property, plant and equipment at cost and accumulated depreciation were:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	31

(Dollars in Millions)	2014	2013
Land and land improvements	$833	885
Buildings and building equipment	10,046	10,423
Machinery and equipment	22,206	22,527
Construction in progress	3,600	3,298
Total property, plant and equipment, gross	$36,685	37,133
Less accumulated depreciation	20,559	20,423
Total property, plant and equipment, net	$16,126	16,710

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2014, 2013 and 2012 was $115 million, $105 million and $115 million, respectively.
Depreciation expense, including the amortization of capitalized interest in 2014, 2013 and 2012, was $2.5 billion, $2.7 billion and $2.5 billion, respectively.
Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5.	Intangible Assets and Goodwill
At the end of 2014 and 2013, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2014	2013
Intangible assets with definite lives:
Patents and trademarks — gross	$9,074	9,164
Less accumulated amortization	4,700	4,146
Patents and trademarks — net	$4,374	5,018
Customer relationships and other intangibles — gross	$17,970	19,027
Less accumulated amortization	5,227	4,872
Customer relationships and other intangibles — net	$12,743	14,155
Intangible assets with indefinite lives:
Trademarks	$7,263	7,619
Purchased in-process research and development	2,842	1,155
Total intangible assets with indefinite lives	$10,105	8,774
Total intangible assets — net	$27,222	27,947

Goodwill as of December 28, 2014 and December 29, 2013, as allocated by segment of business, was as follows:

(Dollars in Millions)	Consumer	Pharmaceutical	Med Devices	Total
Goodwill at December 30, 2012	$8,519	1,792	12,113	22,424
Goodwill, related to acquisitions	83	246	9	338
Goodwill, related to divestitures	(71)	—	—	(71)
Currency translation/other	—	30	77	107
Goodwill at December 29, 2013	$8,531	2,068	12,199	22,798
Goodwill, related to acquisitions	13	665	—	678
Goodwill, related to divestitures	(138)	—	(603)	(741)
Currency translation/other	(731)	(107)	(65)	(903)
Goodwill at December 28, 2014	$7,675	2,626	11,531	21,832

The weighted average amortization periods for patents and trademarks and customer relationships and other intangible assets are 17 years and 24 years, respectively. The amortization expense of amortizable assets included in cost of products sold was $1,398 million, $1,363 million and $1,146 million before tax, for the fiscal years ended December 28, 2014, December 29,

JOHNSON & JOHNSON 2014 ANNUAL REPORT	32

2013 and December 30, 2012, respectively. The estimated amortization expense for the five succeeding years approximates $1,300 million before tax, per year.

See Note 20 to the Consolidated Financial Statements for additional details related to acquisitions and divestitures.

6.	Fair Value Measurements
The Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of materials denominated in a foreign currency. The Company uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges.
Additionally, the Company uses interest rate swaps as an instrument to manage interest rate risk related to fixed rate borrowings. These derivatives are treated as fair value hedges. The Company may use forward foreign exchange contracts designated as net investment hedges. Additionally, the Company uses forward foreign exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward foreign exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.
The Company does not enter into derivative financial instruments for trading or speculative purposes, or that contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an "A" (or equivalent) credit rating. As of December 28, 2014, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $29.6 billion, $2.4 billion and $2.2 billion, respectively.
All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
The designation as a cash flow hedge is made at the entrance date of the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains and losses associated with interest rate swaps are recorded to interest expense in the period in which they occur. Gains and losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in Other (income) expense, net for forward foreign exchange contracts and cross currency interest rate swaps. For interest rate swaps designated as fair value hedges, hedge ineffectiveness, if any, is included in current period earnings within interest expense. For the current reporting period, hedge ineffectiveness associated with interest rate swaps are not material.
As of December 28, 2014, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $141 million after-tax. For additional information, see the Consolidated Statements of Comprehensive Income and Note 13. The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate contracts. The amount ultimately realized in earnings may differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
The following table is a summary of the activity related to derivatives designated as cash flow hedges for the fiscal years ended December 28, 2014 and December 29, 2013:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	33

(Dollars in Millions)	Gain/(Loss) Recognized In Accumulated OCI(1)		Gain/(Loss) Reclassified From Accumulated OCI Into Income(1)		Gain/(Loss) Recognized In Other Income/Expense(2)
Cash Flow Hedges by Income Statement Caption	2014	2013	2014	2013	2014	2013
Sales to customers (3)	$(106)	45	(3)	49	(5)	2
Cost of products sold (3)	58	271	204	69	2	23
Research and development expense (3)	39	24	7	16	—	(4)
Interest (income)/Interest expense, net (4)	21	17	(15)	(10)	—	—
Other (income) expense, net (3)	80	(13)	3	(17)	—	(4)
Total	$92	344	196	107	(3)	17
All amounts shown in the table above are net of tax.

(1)	Effective portion

(2)	Ineffective portion

(3)	Forward foreign exchange contracts

(4)	Cross currency interest rate swaps

For the fiscal years ended December 28, 2014 and December 29, 2013, a gain of $5 million and a gain of $32 million, respectively, was recognized in Other (income) expense, net, relating to forward foreign exchange contracts not designated as hedging instruments.
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
Level 2 — Significant other observable inputs.
Level 3 — Significant unobservable inputs.
The Company’s significant financial assets and liabilities measured at fair value as of December 28, 2014 and December 29, 2013 were as follows:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	34

	2014				2013
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Total (1)
Derivatives designated as hedging instruments:
Assets:
Forward foreign exchange contracts	$—	996	—	996	537
Interest rate contracts (2)	—	31	—	31	169
Total	—	1,027	—	1,027	706
Liabilities:
Forward foreign exchange contracts	—	751	—	751	133
Interest rate contracts (3) (4)	—	8	—	8	26
Total	—	759	—	759	159
Derivatives not designated as hedging instruments:
Assets:
Forward foreign exchange contracts	—	29	—	29	25
Liabilities:
Forward foreign exchange contracts	—	51	—	51	29
Other investments (5)	$679	—	—	679	333

(1)	2013 assets and liabilities are all classified as Level 2 with the exception of Other investments of $333 million, which are classified as Level 1.

(2)	Includes $29 million and $169 million of non-current assets for the fiscal years ending December 28, 2014 and December 29, 2013, respectively.

(3)	Includes $8 million and $19 million of non-current liabilities for the fiscal years ending December 28, 2014 and December 29, 2013, respectively.

(4)	Includes cross currency interest rate swaps and interest rate swaps.

(5)	Classified as non-current other assets.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	35

7.	Borrowings
The components of long-term debt are as follows:

(Dollars in Millions)	2014		Effective Rate %		2013		Effective Rate %
3 month LIBOR+0.09% FRN due 2014	$—		—%		750		0.33
1.20% Notes due 2014	—		—		999		1.24
2.15% Notes due 2016	898		2.22		898		2.22
3 month LIBOR+0.07% FRN due 2016	800		0.31		800		0.31
0.70% Notes due 2016	398		0.74		397		0.74
5.55% Debentures due 2017	1,000		5.55		1,000		5.55
1.125% Notes due 2017	697		1.15		—		—
5.15% Debentures due 2018	898		5.15		898		5.15
1.65% Notes due 2018	597		1.70		589		1.70
4.75% Notes due 2019 (1B Euro 1.2199)(2)/ (1B Euro 1.3683)(3)	1,216	(2)	5.83		1,363	(3)	5.83
1.875% Notes due 2019	497		1.93		—		—
3% Zero Coupon Convertible Subordinated Debentures due 2020	158		3.00		179		3.00
2.95% Debentures due 2020	543		3.15		542		3.15
3.55% Notes due 2021	446		3.67		446		3.67
2.45% Notes due 2021	349		2.48		—		—
6.73% Debentures due 2023	250		6.73		250		6.73
3.375% Notes due 2023	812	(5)	3.17		550		3.38
5.50% Notes due 2024 (500MM GBP 1.5542)(2)/(500MM GBP 1.6414)(3)	772	(2)	6.75		816	(3)	6.75
6.95% Notes due 2029	297		7.14		296		7.14
4.95% Debentures due 2033	500		4.95		500		4.95
4.375% Notes due 2033	865	(5)	4.23		646		4.42
5.95% Notes due 2037	995		5.99		995		5.99
5.85% Debentures due 2038	700		5.86		700		5.86
4.50% Debentures due 2040	539		4.63		539		4.63
4.85% Notes due 2041	298		4.89		298		4.89
4.50% Notes due 2043	499		4.52		499		4.52
Other	105		—		147		—
Subtotal	15,129	(4)	4.08%	(1)	15,097	(4)	4.00	(1)
Less current portion	7				1,769
Total long-term debt	$15,122				13,328

(1)	Weighted average effective rate.

(2)	Translation rate at December 28, 2014.

(3)	Translation rate at December 29, 2013.

(4)	The excess of the fair value over the carrying value of debt was $2.2 billion in 2014 and $1.4 billion in 2013.

(5)	Includes the reopening of these issues.

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs.
The Company has access to substantial sources of funds at numerous banks worldwide. In September 2014, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires on September 17, 2015. Interest charged on borrowings under the credit line agreements is based on either bids provided by

JOHNSON & JOHNSON 2014 ANNUAL REPORT	36

banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.
Throughout 2014, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $3.6 billion at the end of 2014, of which $3.1 billion was borrowed under the Commercial Paper Program. The remainder principally represents local borrowing by international subsidiaries.
The Company has a shelf registration with the U.S. Securities and Exchange Commission that enables the Company to issue debt securities and warrants to purchase debt securities on a timely basis. The Company issued bonds in November 2014 for a total of $2.0 billion for general corporate purposes. This included the reopening of the 2023 and 2033 bonds issues in December 2013.

Aggregate maturities of long-term obligations commencing in 2015 are:

(Dollars in Millions)
2015	2016	2017	2018	2019	After 2019
$7	2,152	1,722	1,496	1,713	8,039

8.	Income Taxes
The provision for taxes on income consists of:

(Dollars in Millions)	2014	2013	2012
Currently payable:
U.S. taxes	$2,625	594	2,023
International taxes	1,174	1,653	1,277
Total currently payable	3,799	2,247	3,300
Deferred:
U.S. taxes	(258)	(251)	(120)
International taxes	699	(356)	81
Total deferred	441	(607)	(39)
Provision for taxes on income	$4,240	1,640	3,261

A comparison of income tax expense at the U.S. statutory rate of 35% in 2014, 2013 and 2012, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2014	2013	2012
U.S.	$8,001	4,261	4,664
International	12,562	11,210	9,111
Earnings before taxes on income:	$20,563	15,471	13,775
Tax rates:
U.S. statutory rate	35.0%	35.0	35.0
International operations excluding Ireland	(7.0)	(10.6)	(9.8)
Ireland and Puerto Rico operations	(6.9)	(9.0)	(3.9)
Research and orphan drug tax credits	(0.3)	(0.8)	—
U.S. state and local	1.0	0.4	1.3
U.S. manufacturing deduction	(0.6)	(0.8)	(0.9)
U.S. tax on international income	1.4	1.7	1.1
U.S. tax benefit on asset/business disposals	(1.9)	(5.1)	—
All other	(0.1)	(0.2)	0.9
Effective tax rate	20.6%	10.6	23.7

JOHNSON & JOHNSON 2014 ANNUAL REPORT	37

The increase in the 2014 effective tax rate, as compared to 2013, was attributable to the following: the divestiture of the Ortho-Clinical Diagnostics business at an approximate 44% effective tax rate, litigation accruals at low tax rates, the mix of earnings into higher tax jurisdictions, primarily the U.S., the accrual of an additional year of the Branded Prescription Drug Fee, which is not tax deductible, and additional U.S. tax expense related to a planned increase in dividends from current year foreign earnings as compared to the prior year. These increases to the 2014 effective tax rate were partially offset by a tax benefit of $0.4 billion associated with the Conor Medsystems divestiture.
The 2013 effective tax rate was reduced by a tax benefit associated with the write-off of assets for tax purposes associated with Scios, Inc., and the inclusion of both the 2013 and 2012 benefit from the Research and Development tax credit and the Controlled Foreign Corporation look-through provisions, because those provisions were enacted into law in January 2013 and were retroactive to January 1, 2012.
The 2014 effective tax rate was also reduced as the Company adjusted its unrecognized tax benefits as a result of (i) the federal appeals court’s decision in OMJ Pharmaceuticals, Inc.’s litigation regarding credits under former Section 936 of the Internal Revenue Code (see Note 21 to the Consolidated Financial Statements for additional information), and (ii) a settlement of substantially all issues related to the Company’s U.S. Internal Revenue Service audit of tax years 2006 - 2009. The impact of the settlement is reflected in the U.S. tax on international income and the All other line items within the above reconciliation.
The items noted above reflect the key drivers of the rate reconciliation.
The Company has subsidiaries operating in Puerto Rico under various tax incentives.
Temporary differences and carryforwards for 2014 and 2013 were as follows:

	2014 Deferred Tax			2013 Deferred Tax
(Dollars in Millions)	Asset		Liability	Asset		Liability
Employee related obligations	$3,426			1,908
Stock based compensation	799			1,121
Depreciation			(564)			(772)
Non-deductible intangibles			(6,671)			(6,250)
International R&D capitalized for tax	1,433			1,656
Reserves & liabilities	1,497			1,587
Income reported for tax purposes	1,067			1,043
Net operating loss carryforward international	949			1,090
Miscellaneous international	1,128	(1)	(305)	1,508	(1)	(361)
Miscellaneous U.S.	996			927
Total deferred income taxes	$11,295		(7,540)	10,840		(7,383)
(1) The $1,128 million in 2014 was net of a valuation allowance related to Belgium of $172 million. The $1,508 million in 2013 was net of a valuation allowance related to Belgium of $187 million.

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
The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2014	2013	2012
Beginning of year	$2,729	3,054	2,699
Increases related to current year tax positions	281	643	538
Increases related to prior period tax positions	295	80	57
Decreases related to prior period tax positions	(288)	(574)	(41)
Settlements	(477)	(418)	(120)
Lapse of statute of limitations	(75)	(56)	(79)
End of year	$2,465	2,729	3,054

The unrecognized tax benefits of $2.5 billion at December 28, 2014, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in

JOHNSON & JOHNSON 2014 ANNUAL REPORT	38

progress with a number of tax authorities. The IRS has completed its audit for the tax years through 2009; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2004. The Company believes it is possible that audits may be completed by tax authorities in some jurisdictions over the next twelve months.  However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.
The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $12 million, $40 million and $41 million in 2014, 2013 and 2012, respectively. The total amount of accrued interest was $298 million and $412 million in 2014 and 2013, respectively.

9.	Employee Related Obligations
At the end of 2014 and 2013, employee related obligations recorded on the Consolidated Balance Sheets were:

(Dollars in Millions)	2014	2013
Pension benefits	$4,547	2,950
Postretirement benefits	3,161	2,655
Postemployment benefits	2,062	1,872
Deferred compensation	599	693
Total employee obligations	10,369	8,170
Less current benefits payable	397	386
Employee related obligations — non-current	$9,972	7,784

Prepaid employee related obligations of $233 million and $2,363 million for 2014 and 2013, respectively, are included in other assets on the Consolidated Balance Sheets.

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
Retirement plan benefits for employees hired before January 1, 2015 are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. In 2014, the Company announced that the U.S. Defined Benefit plan was amended to adopt a new benefit formula, effective for employees hired on or after January 1, 2015. The benefits are calculated using a new formula based on employee compensation over total years of service.
International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.
The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.
The Company uses the date of its consolidated financial statements (December 28, 2014 and December 29, 2013, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans for 2014, 2013 and 2012 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
Service cost	$882	906	722	211	196	175
Interest cost	1,018	908	878	197	151	165
Expected return on plan assets	(1,607)	(1,447)	(1,236)	(7)	(6)	(4)
Amortization of prior service cost (credit)	6	6	6	(34)	(2)	(3)
Amortization of net transition obligation	1	1	1	—	—	—
Recognized actuarial losses	460	681	494	136	111	76
Curtailments and settlements	(17)	—	—	—	2	—
Net periodic benefit cost	$743	1,055	865	503	452	409

JOHNSON & JOHNSON 2014 ANNUAL REPORT	39

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company’s defined benefit retirement plans and other post-retirement plans:

(Dollars in Millions)
Amortization of net transition obligation	—
Amortization of net actuarial losses	944
Amortization of prior service credit	33

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

	Retirement Plans			Other Benefit Plans
	2014	2013	2012	2014	2013	2012
Worldwide Benefit Plans
Discount rate	3.78%	4.78%	4.25%	4.31%	5.25%	4.55%
Expected long-term rate of return on plan assets	8.53%	8.46%	8.45%
Rate of increase in compensation levels	4.05%	4.08%	4.08%	4.11%	4.29%	4.28%

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
For measurement of U.S. retirement benefit obligations, the mortality assumption was updated to a newly established 2014 mortality table resulting in an increase to the projected benefit obligation.

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2014	2013
Health care cost trend rate assumed for next year	6.00%	6.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2032	2032

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	One-Percentage-	One-Percentage-
(Dollars in Millions)	Point Increase	Point Decrease
Health Care Plans
Total interest and service cost	$45	$(34)
Post-retirement benefit obligation	560	(444)

JOHNSON & JOHNSON 2014 ANNUAL REPORT	40

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2014 and 2013 for the Company’s defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2014	2013	2014	2013
Change in Benefit Obligation
Projected benefit obligation — beginning of year	$21,488	21,829	4,407	4,159
Service cost	882	906	211	196
Interest cost	1,018	908	197	151
Plan participant contributions	59	54	—	—
Amendments	(60)	35	(254)	7
Actuarial (gains) losses	5,395	(1,432)	1,030	296
Divestitures & acquisitions	(121)	8	—	—
Curtailments, settlements & restructuring	(53)	(15)	—	(11)
Benefits paid from plan	(813)	(751)	(493)	(373)
Effect of exchange rates	(906)	(54)	(17)	(18)
Projected benefit obligation — end of year	$26,889	21,488	5,081	4,407
Change in Plan Assets
Plan assets at fair value — beginning of year	$20,901	17,536	87	122
Actual return on plan assets	2,078	3,573	8	15
Company contributions	1,176	565	477	323
Plan participant contributions	59	54	—	—
Settlements	(40)	(4)	—	—
Divestitures & acquisitions	(109)	9	—	—
Benefits paid from plan assets	(813)	(751)	(493)	(373)
Effect of exchange rates	(677)	(81)	—	—
Plan assets at fair value — end of year	$22,575	20,901	79	87
Funded status — end of year	$(4,314)	(587)	(5,002)	(4,320)
Amounts Recognized in the Company’s Balance Sheet consist of the following:
Non-current assets	$233	2,363	$—	—
Current liabilities	(74)	(71)	(309)	(302)
Non-current liabilities	(4,473)	(2,879)	(4,693)	(4,018)
Total recognized in the consolidated balance sheet — end of year	$(4,314)	(587)	$(5,002)	(4,320)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	$7,547	3,344	$2,611	1,732
Prior service cost (credit)	(33)	26	(225)	(6)
Unrecognized net transition obligation	1	2	—	—
Total before tax effects	$7,515	3,372	$2,386	1,726

Accumulated Benefit Obligations — end of year	$23,816	19,203

JOHNSON & JOHNSON 2014 ANNUAL REPORT	41

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2014	2013	2014	2013
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net periodic benefit cost	$743	1,055	$503	452
Net actuarial (gain) loss	4,942	(3,559)	1,015	248
Amortization of net actuarial loss	(460)	(681)	(136)	(111)
Prior service cost (credit)	(60)	34	(253)	8
Amortization of prior service (cost) credit	(6)	(13)	34	—
Effect of exchange rates	(273)	(6)	—	(6)
Total recognized in other comprehensive income, before tax	$4,143	(4,225)	$660	139
Total recognized in net periodic benefit cost and other comprehensive income	$4,886	(3,170)	$1,163	591

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
In 2014, the Company contributed $561 million and $615 million to its U.S. and international pension plans, respectively.
The following table displays the funded status of the Company's U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at December 28, 2014 and December 29, 2013, respectively:

	U.S. Plans				International Plans
	Qualified Plans		Non-Qualified Plans		Funded Plans		Unfunded Plans
(Dollars in Millions)	2014	2013	2014	2013	2014	2013	2014	2013
Plan Assets	$15,201	13,990	—	—	7,374	6,911	—	—
Projected Benefit Obligation	15,571	11,921	1,683	1,296	9,203	7,797	432	474
Accumulated Benefit Obligation	13,875	10,745	1,363	1,065	8,205	6,974	373	419
Over (Under) Funded Status
Projected Benefit Obligation	$(370)	2,069	(1,683)	(1,296)	(1,829)	(886)	(432)	(474)
Accumulated Benefit Obligation	1,326	3,245	(1,363)	(1,065)	(831)	(63)	(373)	(419)
Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $8.2 billion, $9.4 billion and $5.3 billion, respectively, at the end of 2014, and $5.4 billion, $5.8 billion and $3.3 billion, respectively, at the end of 2013.

The following table displays the projected future benefit payments from the Company’s retirement and other benefit plans:

(Dollars in Millions)	2015	2016	2017	2018	2019	2020-2024
Projected future benefit payments
Retirement plans	$793	813	868	907	963	5,858
Other benefit plans	$316	309	306	303	300	1,475

The following table displays the projected future minimum contributions to the unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2015	2016	2017	2018	2019	2020-2024
Projected future contributions	$74	75	78	84	89	531

JOHNSON & JOHNSON 2014 ANNUAL REPORT	42

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
The Company’s retirement plan asset allocation at the end of 2014 and 2013 and target allocations for 2015 are as follows:

	Percent of Plan Assets		Target Allocation
	2014	2013	2015
Worldwide Retirement Plans
Equity securities	77%	76%	73%
Debt securities	23	24	27
Total plan assets	100%	100%	100%
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	43

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

The following table sets forth the Retirement Plans' investments measured at fair value as of December 28, 2014 and December 29, 2013:

	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs
	(Level 1)		(Level 2)		(Level 3)		Total Assets
(Dollars in Millions)	2014	2013	2014	2013	2014	2013	2014	2013
Short-term investment funds	$168	304	551	561	—	—	719	865
Government and agency securities	—	—	1,934	1,965	—	—	1,934	1,965
Debt instruments	—	—	1,143	1,215	1	1	1,144	1,216
Equity securities	11,204	10,526	21	23	—	4	11,225	10,553
Commingled funds	—	—	7,205	5,846	46	44	7,251	5,890
Insurance contracts	—	—	—	2	24	23	24	25
Other assets	1	4	214	314	63	69	278	387
Investments at fair value	$11,373	10,834	11,068	9,926	134	141	22,575	20,901

The Company's Other Benefit Plans are unfunded except for U.S. commingled funds (Level 2) of $79 million and $76 million at December 28, 2014 and December 29, 2013, respectively, and $0 million and $11 million of U.S. short-term-investment funds (Level 2) at December 28, 2014 and December 29, 2013, respectively.
The fair value of Johnson & Johnson Common Stock directly held in plan assets was $778 million (3.4% of total plan assets) at December 28, 2014 and $671 million (3.2% of total plan assets) at December 29, 2013.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 28, 2014 and December 29, 2013:

(Dollars in Millions)	Debt Instruments	Equity Securities	Commingled Funds	Insurance Contracts	Other Assets	Total Level 3
Balance December 30, 2012	$3	4	50	24	69	150
Realized gains (losses)	—	—	—	—	(5)	(5)
Unrealized gains (losses)	—	(1)	—	(1)	—	(2)
Purchases, sales, issuances and settlements, net	(2)	1	(6)	—	5	(2)
Balance December 29, 2013	1	4	44	23	69	141
Realized gains (losses)	—	—	—	—	(5)	(5)
Unrealized gains (losses)	—	—	2	—	—	2
Purchases, sales, issuances and settlements, net	—	—	(2)	3	(1)	—
Transfers in/out and exchange rate changes	—	(4)	2	(2)	—	(4)
Balance December 28, 2014	$1	—	46	24	63	134

11.	Savings Plan
The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plan for

JOHNSON & JOHNSON 2014 ANNUAL REPORT	44

which he/she is eligible. Total Company matching contributions to the plans were $172 million, $164 million and $160 million in 2014, 2013 and 2012, respectively.

12.	Capital and Treasury Stock
Changes in treasury stock were:

	Treasury Stock
(Amounts in Millions Except Treasury Stock Shares in Thousands)	Shares	Amount
Balance at January 1, 2012	395,480	$21,659
Employee compensation and stock option plans	(55,170)	(3,250)
Issuance of common stock associated with the acquisition of Synthes, Inc.	(203,740)	(12,852)
Repurchase of common stock (1)	204,784	12,919
Balance at December 30, 2012	341,354	18,476
Employee compensation and stock option plans	(48,555)	(3,367)
Repurchase of common stock	6,416	591
Balance at December 29, 2013	299,215	15,700
Employee compensation and stock option plans	(32,302)	(2,933)
Repurchase of common stock	69,707	7,124
Balance at December 28, 2014	336,620	$19,891
(1) Includes repurchase of common stock associated with the acquisition of Synthes, Inc.

Aggregate shares of common stock issued were approximately 3,119,843,000 shares at the end of 2014, 2013 and 2012.

Cash dividends paid were $2.76 per share in 2014, compared with dividends of $2.59 per share in 2013, and $2.40 per share in 2012.

On July 21, 2014, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's shares of common stock. As of December 28, 2014, $3.5 billion has been repurchased under the program. Share repurchases will take place on the open market from time to time based on market conditions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company intends to finance the share repurchase program through available cash.

13.	Accumulated Other Comprehensive Income
Components of other comprehensive income (loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gain/(Loss) On Securities	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedges	Total Accumulated Other Comprehensive Income (Loss)
January 1, 2012	$(1,526)	448	(4,386)	(168)	(5,632)
Net 2012 changes	1,230	(253)	(1,331)	176	(178)
December 30, 2012	(296)	195	(5,717)	8	(5,810)
Net 2013 changes	94	(89)	2,708	237	2,950
December 29, 2013	(202)	106	(3,009)	245	(2,860)
Net 2014 changes	(4,601)	151	(3,308)	(104)	(7,862)
December 28, 2014	$(4,803)	257	(6,317)	141	(10,722)

Amounts in accumulated other comprehensive income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international subsidiaries. For additional details on comprehensive income see the Consolidated Statements of Comprehensive Income.

Details on reclassifications out of Accumulated Other Comprehensive Income:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	45

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
A rollforward of the changes during 2014, 2013 and 2012 for foreign currency translation adjustments is included in Note 13.
Net currency transaction gains and losses included in Other (income) expense were losses of $156 million, $186 million and $58 million in 2014, 2013 and 2012, respectively.

15.	Earnings Per Share
The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 28, 2014, December 29, 2013 and December 30, 2012:

(In Millions Except Per Share Amounts)	2014	2013	2012
Basic net earnings per share attributable to Johnson & Johnson	$5.80	4.92	3.94
Average shares outstanding — basic	2,815.2	2,809.2	2,753.3
Potential shares exercisable under stock option plans	142.6	148.5	164.6
Less: shares repurchased under treasury stock method	(96.5)	(103.3)	(128.2)
Convertible debt shares	2.6	3.0	3.6
Accelerated share repurchase program	—	19.6	19.3
Adjusted average shares outstanding — diluted	2,863.9	2,877.0	2,812.6
Diluted net earnings per share attributable to Johnson & Johnson	$5.70	4.81	3.86

The diluted net earnings per share calculation included the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $3 million after-tax for 2014 and $4 million for years 2013 and 2012.
The diluted earnings per share calculation for 2014 and 2013 included all shares related to stock options, as the exercise price of all options was less than the average market value of the Company's stock. Diluted net earnings per share for 2012 excluded 0.2 million shares related to stock options, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.
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
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $341 million, $363 million and $375 million in 2014, 2013 and 2012, respectively.
The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 28, 2014 are:
(Dollars in Millions)

2015	2016	2017	2018	2019	After 2019	Total
$200	157	111	80	66	77	691

JOHNSON & JOHNSON 2014 ANNUAL REPORT	46

Commitments under capital leases are not significant.

17.	Common Stock, Stock Option Plans and Stock Compensation Agreements
At December 28, 2014, the Company had 3 stock-based compensation plans. The shares outstanding are for contracts under the Company's 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan and the 2012 Long-Term Incentive Plan. The 2005 Long-Term Incentive Plan expired April 26, 2012. All options and restricted shares granted subsequent to that date were under the 2012 Long-Term Incentive Plan. Under the 2012 Long-Term Incentive Plan, the Company may issue up to 650 million shares of common stock, plus any shares canceled, expired, forfeited, or not issued from the 2005 Long-Term Incentive Plan subsequent to April 26, 2012. Shares available for future grants under the 2012 Long-Term Incentive Plan were 530 million at the end of 2014.
The compensation cost that has been charged against income for these plans was $792 million, $728 million and $662 million for 2014, 2013 and 2012, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $259 million, $243 million and $220 million for 2014, 2013 and 2012, respectively. The total unrecognized compensation cost was $722 million, $636 million and $565 million for 2014, 2013 and 2012, respectively. The weighted average period for this cost to be recognized was 1.18 years, 1.26 years and 1.02 years for 2014, 2013, and 2012, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.
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

The average fair value of options granted was $8.42, $4.88 and $6.39, in 2014, 2013 and 2012, respectively. The fair value was estimated based on the weighted average assumptions of:

	2014	2013	2012
Risk-free rate	1.87%	1.01%	1.06%
Expected volatility	14.60%	14.04%	18.38%
Expected life (in years)	6.0	6.0	6.0
Dividend yield	3.10%	3.40%	3.60%

A summary of option activity under the Plan as of December 28, 2014, December 29, 2013 and December 30, 2012, and changes during the years ending on those dates is presented below:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	47

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at January 1, 2012	179,459	$60.10	$1,004
Options granted	8,661	65.36
Options exercised	(49,388)	56.73
Options canceled/forfeited	(4,381)	62.97
Shares at December 30, 2012	134,351	61.58	1,061
Options granted	29,010	72.54
Options exercised	(41,357)	59.99
Options canceled/forfeited	(2,448)	65.89
Shares at December 29, 2013	119,556	64.70	3,306
Options granted	24,356	90.44
Options exercised	(25,319)	62.31
Options canceled/forfeited	(2,881)	75.48
Shares at December 28, 2014	115,712	$70.37	$4,014

The total intrinsic value of options exercised was $954 million, $941 million and $547 million in 2014, 2013 and 2012, respectively.

The following table summarizes stock options outstanding and exercisable at December 28, 2014:

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Average Exercise Price	Options	Average Exercise Price
$52.13-$58.33	10,182	4.1	$58.32	10,182	$58.32
$58.34-$62.20	24,179	3.1	$60.68	23,653	$60.64
$62.62-$65.62	25,630	4.4	$64.60	18,346	$64.30
$65.80-$72.54	32,252	6.6	$71.43	5,661	$66.20
$90.44-$100.48	23,469	9.1	$90.44	4	$90.44
	115,712	5.7	$70.37	57,846	$61.94

(1) Average contractual life remaining in years.
Stock options outstanding at December 29, 2013 and December 30, 2012 were 119,556 and an average life of 5.1 years and 134,351 and an average life of 4.3 years, respectively. Stock options exercisable at December 29, 2013 and December 30, 2012 were 75,210 at an average price of $62.01 and 104,860 at an average price of $61.15, respectively.
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

A summary of the restricted share units and performance share units activity under the Plans as of December 28, 2014 is presented below:

JOHNSON & JOHNSON 2014 ANNUAL REPORT	48

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 1, 2012	31,026
Granted	12,197	327
Issued	(9,278)	—
Canceled/forfeited	(2,111)	(42)
Shares at December 30, 2012	31,834	285
Granted	10,582	1,290
Issued	(10,078)	—
Canceled/forfeited	(1,721)	(40)
Shares at December 29, 2013	30,617	1,535
Granted	8,487	1,113
Issued	(9,685)	(19)
Canceled/forfeited	(1,726)	(98)
Shares at December 28, 2014	27,693	2,531
The average fair value of the restricted share units granted was $83.01, $65.90 and $58.93 in 2014, 2013 and 2012, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units issued was $541.0 million, $569.2 million and $483.2 million in 2014, 2013 and 2012, respectively.
The weighted average fair value of the performance share units granted was $85.94, $73.42 and $55.01 in 2014, 2013 and 2012, calculated using the weighted average fair market value for each of the three component goals at the date of grant.
The fair values for the sales and earnings per share goals of each performance share unit were estimated on the date of grant using the fair market value of the shares at the time of the award discounted for dividends, which are not paid on the performance share units during the vesting period.  The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. The fair value of performance share units issued in 2014 was $1.4 million due to accelerated vesting in accordance with the plan document. No performance share units vested in 2013 and 2012.

18.	Segments of Business and Geographic Areas

	Sales to Customers
(Dollars in Millions)	2014	2013	2012
Consumer —
United States	$5,096	5,162	5,046
International	9,400	9,535	9,401
Total	14,496	14,697	14,447
Pharmaceutical —
United States	17,432	13,948	12,421
International	14,881	14,177	12,930
Total	32,313	28,125	25,351
Medical Devices —
United States	12,254	12,800	12,363
International	15,268	15,690	15,063
Total	27,522	28,490	27,426
Worldwide total	$74,331	71,312	67,224

JOHNSON & JOHNSON 2014 ANNUAL REPORT	49

	Pre-Tax Profit			Identifiable Assets
(Dollars in Millions)	2014 (3)	2013 (4)	2012 (5)	2014	2013	2012
Consumer	$1,941	1,973	1,693	$21,813	23,711	24,131
Pharmaceutical	11,696	9,178	6,075	25,803	23,783	23,219
Medical Devices	7,953	5,261	7,187	41,445	44,585	42,926
Total	21,590	16,412	14,955	89,061	92,079	90,276
Less: Expense not allocated to segments (1)	1,027	941	1,180
General corporate (2)				42,058	40,604	31,071
Worldwide total	$20,563	15,471	13,775	$131,119	132,683	121,347

	Additions to Property, Plant & Equipment			Depreciation and Amortization
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
Consumer	$581	533	468	$577	539	575
Pharmaceutical	977	856	737	1,053	1,075	1,010
Medical Devices	1,807	1,724	1,230	1,974	2,224	1,857
Segments total	3,365	3,113	2,435	3,604	3,838	3,442
General corporate	349	482	499	291	266	224
Worldwide total	$3,714	3,595	2,934	$3,895	4,104	3,666

	Sales to Customers			Long-Lived Assets (6)
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
United States	$34,782	31,910	29,830	$36,835	35,880	35,115
Europe	18,947	18,599	16,945	21,559	24,868	25,261
Western Hemisphere excluding U.S.	7,160	7,421	7,207	3,210	3,281	3,636
Asia-Pacific, Africa	13,442	13,382	13,242	2,438	2,434	2,362
Segments total	74,331	71,312	67,224	64,042	66,463	66,374
General corporate				1,138	992	899
Other non long-lived assets				65,939	65,228	54,074
Worldwide total	$74,331	71,312	67,224	$131,119	132,683	121,347

See Note 1 for a description of the segments in which the Company operates.
Export sales are not significant. In 2014, the Company had one wholesaler distributing products for all three segments that represented approximately 11.0% of the total consolidated revenues. In 2013 and 2012, the Company did not have a customer that represented 10.0% of total revenues.

(1)
Amounts not allocated to segments include interest (income) expense, noncontrolling interests and general corporate (income) expense. Includes currency related expense of $0.2 billion associated with the acquisition of Synthes, Inc. in 2012.

(2)	General corporate includes cash, cash equivalents and marketable securities.

(3)
Includes net litigation expense of $1,253 million comprised of $907 million, $259 million and $87 million in the Medical Devices, Pharmaceutical and Consumer segments, respectively. Includes $178 million of in-process research and development expense, comprised of $147 million and $31 million in the Pharmaceutical and Medical Devices segments, respectively. The Medical Devices segment includes a net gain of $1,899 million from the divestiture of the Ortho-Clinical Diagnostics business, Synthes integration costs of $754 million and $126 million expense for the cost associated with the DePuy ASRTM Hip program. Includes an additional year of the Branded Prescription Drug Fee of $220 million in the Pharmaceutical segment.

(4)
Includes $2,276 million of net litigation expense comprised of $1,975 million and $301 million in the Medical Devices and Pharmaceutical segments, respectively. Includes $683 million of Synthes integration/transaction costs in the Medical Devices segment. Includes $580 million of in-process research and development expense, comprised of $514 million and $66 million in the Pharmaceutical and Medical Devices segments, respectively. The Medical Devices segment also

JOHNSON & JOHNSON 2014 ANNUAL REPORT	50

includes $251 million expense for the cost associated with the DePuy ASRTM Hip program. Includes $98 million of income related to other adjustments comprised of $55 million and $43 million in the Consumer and Pharmaceutical segments, respectively.

(5)
Includes $1,218 million of net litigation expense comprised of $658 million and $560 million in the Pharmaceutical and Medical Devices segments, respectively. Includes $1,163 million of in-process research and development expense, comprised of $1,111 million and $52 million in the Pharmaceutical and Medical Devices segments, respectively. Includes $795 million of Synthes integration/transaction costs in the Medical Devices segment. Includes $909 million of asset write-downs and other adjustments, comprised of $499 million, $264 million and $146 million in the Pharmaceutical, Consumer and Medical Devices segments, respectively. The Medical Devices segment also includes $110 million expense for the cost associated with the DePuy ASR™ Hip program.

(6)
Long-lived assets include property, plant and equipment, net for 2014, 2013 and 2012 of $16,126, $16,710 and $16,097, respectively, and intangible assets and goodwill, net for 2014, 2013 and 2012 of $49,054, $50,745 and $51,176, respectively.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	51

19.	Selected Quarterly Financial Data (unaudited)
Selected unaudited quarterly financial data for the years 2014 and 2013 are summarized below:

	2014				2013
(Dollars in Millions Except Per Share Data)	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	First Quarter (5)	Second Quarter (6)	Third Quarter (7)	Fourth Quarter (8)
Segment sales to customers
Consumer	$3,557	3,744	3,589	3,606	3,675	3,658	3,611	3,753
Pharmaceutical	7,498	8,509	8,307	7,999	6,768	7,025	7,036	7,296
Medical Devices	7,060	7,242	6,571	6,649	7,062	7,194	6,928	7,306
Total sales	18,115	19,495	18,467	18,254	17,505	17,877	17,575	18,355
Gross profit	12,660	13,456	13,068	12,401	11,951	12,388	12,231	12,400
Earnings before provision for taxes on income	5,424	5,626	6,810	2,703	4,261	4,793	3,667	2,750
Net earnings attributable to Johnson & Johnson	4,727	4,326	4,749	2,521	3,497	3,833	2,982	3,519
Basic net earnings per share attributable to Johnson & Johnson	$1.67	1.53	1.69	0.90	1.25	1.36	1.06	1.25
Diluted net earnings per share attributable to Johnson & Johnson	$1.64	1.51	1.66	0.89	1.22	1.33	1.04	1.23

(1)	The first quarter of 2014 includes Synthes integration costs of $84 million after-tax ($118 million before-tax) and a $398 million tax benefit associated with Conor Medsystems.

(2)	The second quarter of 2014 includes litigation expense of $342 million after-tax ($276 million before-tax) and Synthes integration costs of $104 million after-tax ($144 million before-tax).

(3)
The third quarter of 2014 includes an additional year of the Branded Prescription Drug Fee of $220 million after and before tax, litigation expense of $231 million after-tax ($285 million before-tax), Synthes integration costs of $130 million after-tax ($167 million before-tax) and $111 million after-tax ($126 million before-tax) for costs associated with the DePuy ASRTM Hip program. Additionally, the fiscal third quarter of 2014 includes a net gain of $1.1 billion after-tax ($1.9 billion before-tax) for the divestiture of the Ortho-Clinical Diagnostics business.

(4)
The fourth quarter of 2014 includes litigation expense, primarily related to product liability and patent litigation of $652 million after-tax ($692 million before-tax), Synthes integration costs of $237 million after-tax ($325 million before-tax) and $115 million after-tax ($156 million before-tax) from impairment of in-process research and development.

(5)
The first quarter of 2013 includes Synthes integration/transaction costs of $183 million after-tax ($258 million before-tax) and net litigation expense of $391 million after-tax ($529 million before-tax).

(6)
The second quarter of 2013 includes net litigation expense of $308 million after-tax ($375 million before-tax) and Synthes integration/transaction costs of $87 million after-tax ($122 million before-tax).

(7)
The third quarter of 2013 includes net litigation expense of $720 million after-tax ($872 million before-tax), Synthes integration/transaction costs of $103 million after-tax ($122 million before-tax) and $126 million after-tax ($178 million before-tax) from impairment of in-process research and development.

(8)
The fourth quarter of 2013 includes net litigation expense of $227 million after-tax ($506 million before-tax), Synthes integration/transaction costs $110 million after-tax ($181 million before-tax), $294 million after-tax ($338 million before-tax) from impairment of in-process research and development and $118 million after-tax ($134 million before-tax) for costs associated with the DePuy ASR™ Hip program and a $707 million tax benefit associated with Scios Inc.

20.	Business Combinations and Divestitures
Certain businesses were acquired for $2,129 million in cash and $38 million of liabilities assumed during 2014. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.
The 2014 acquisitions included: Covagen AG, a privately-held, biopharmaceutical company specializing in the development of multispecific protein therapeutics through the FynomAb® technology platform; Alios BioPharma, Inc., a privately-held, clinical stage biopharmaceutical company focused on developing therapies for viral diseases; and the ORSLTM electrolyte ready-to-drink brand from Jagdale Industries Ltd. The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,069 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $1,913 million has been identified as the value of IPR&D associated with

JOHNSON & JOHNSON 2014 ANNUAL REPORT	52

the acquisitions of Covagen AG and Alios BioPharma, Inc. The value of the IPR&D was calculated using cash flow projections discounted for the inherent risk in the projects.
The IPR&D related to the acquisition of Alios BioPharma, Inc. (Alios) of $1,688 million is associated with Alios’ lead compound AL-8176, an orally administered antiviral therapy for treatment of infants with respiratory syncytial virus (RSV). A probability of success factor of 60.0% was used to reflect inherent clinical and regulatory risk. The discount rate applied was 11.4%. The IPR&D related to the acquisition of Covagen AG of $225 million is associated with Covagen’s lead compound COVA-322, currently in Phase 1b study for psoriasis and holding potential as a treatment for a broad range of inflammatory diseases including rheumatoid arthritis. A probability of success factor of 26% was used to reflect inherent clinical and regulatory risk. The discount rate applied was 12.5%.
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
The 2012 acquisitions included: Synthes, Inc., a global developer and manufacturer of orthopaedics devices; Guangzhou Bioseal Biotech Co., Ltd., a developer of biologic combinations addressing moderate to severe hemostasis; Angiotech Pharmaceuticals, Inc., intellectual property and know how related to the QuillTM Knotless Tissue-Closure Device; CorImmun GmbH, a developer of a phase II treatment for CHF; Calibra Medical, Inc., a developer of a unique, wearable three-day insulin patch for convenient and discreet mealtime dosing for people with diabetes who take multiple daily injections of insulin; Spectrum Vision LLC, a full service distributor of contact lenses serving Russia with facilities in the Ukraine and Kazakhstan; and marketing authorizations, trademarks, and patents extending ZYRTEC® related market rights in Australia and Canada.
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
During the fiscal second quarter of 2012, the Company completed the acquisition of Synthes, Inc., a global developer and manufacturer of orthopaedics devices, for a purchase price of $20.2 billion in cash and stock. The net acquisition cost of the transaction was $17.5 billion based on cash on hand at closing of $2.7 billion.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	53

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

The Company continues to execute the integration plans to combine businesses, sales organizations, systems and locations as a result of which the Company has and will continue to incur integration costs.

The operating results of Synthes were reported in the Company's financial statements beginning on June 14, 2012. Total sales and net earnings for Synthes for the fiscal year ended December 30, 2012 were $2,159 million and $324 million, respectively.

The following table provides pro forma results of operations for the fiscal year ended December 30, 2012, as if Synthes, Inc. had been acquired as of the beginning of the period presented. The pro forma results include the effect of divestitures and certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Synthes, Inc. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

Unaudited Pro forma consolidated results
(Dollars in Millions Except Per Share Amounts)	2012

Net Sales	$68,894
Net Earnings attributable to Johnson & Johnson	$11,564
Diluted Net Earnings per share attributable to Johnson & Johnson	$4.11

The Company recorded acquisition related costs before tax of $754 million, $683 million and $1,028 million in 2014, 2013 and 2012, respectively, which were recorded in Other (income) expense and Cost of products sold.
In connection with the Synthes acquisition, DePuy Orthopaedics, Inc. agreed to divest certain rights and assets related to its trauma business to Biomet, Inc. and completed the initial closing for this transaction in the fiscal second quarter of 2012, including those countries that represented the majority of sales. As of December 30, 2012, the transaction had closed worldwide.
With the exception of the Synthes, Inc. acquisition, supplemental pro forma information for 2014, 2013 and 2012 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not

JOHNSON & JOHNSON 2014 ANNUAL REPORT	54

provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company’s results of operations, cash flows or financial position.
During 2014, the Company divestitures included: The Ortho-Clinical Diagnostics business to The Carlyle Group; the K-Y® brand to Reckitt Benckiser Group PLC in the U.S. and certain other markets; and the BENECOL® brand to Raisio plc. In 2014, the gains on the divestitures of businesses were approximately $2.4 billion. The Company completed the divestiture of its Ortho-Clinical Diagnostics business to The Carlyle Group for approximately $4.0 billion and the Company recorded a pre-tax net gain of approximately $1.9 billion. Ortho-Clinical Diagnostics' results are included in the Company's Medical Devices segment pre-tax profit. As of December 28, 2014, the assets classified as held for sale relating to the Ortho-Clinical Diagnostics companies in countries that have not completely closed due to local regulatory requirements were $41 million of inventory, classified as prepaid expenses and other on the Consolidated Balance Sheet and $117 million of property, plant and equipment, classified as other assets on the Consolidated Balance Sheet.
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
In January 2015, a definitive agreement was announced to divest the U.S. license rights to NUCYNTA® (tapentadol), NUCYNTA ® ER (tapentadol extended-release tablets), and NUCYNTA® (tapentadol) oral solution for approximately $1.05 billion. The transaction is expected to close in the fiscal second quarter of 2015, subject to customary closing conditions and completion of financing.

21.	Legal Proceedings
Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 28, 2014, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions.
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

PRODUCT LIABILITY

Certain subsidiaries of Johnson & Johnson are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While these subsidiaries believe they have substantial defenses, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability accruals in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. In addition, product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.
The most significant of these cases include the DePuy ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, the PINNACLE® Acetabular Cup System, pelvic meshes and RISPERDAL®. As of December 28, 2014, in the U.S. there were approximately 11,200 plaintiffs with direct claims in pending lawsuits regarding injuries allegedly due to the ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System, 7,300 with respect to the PINNACLE® Acetabular Cup System, 36,600 with respect to pelvic meshes, and 1,200 with respect to RISPERDAL®.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	55

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against DePuy and Johnson & Johnson. The number of pending lawsuits is expected to fluctuate as certain lawsuits are settled or dismissed and additional lawsuits are filed. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Ohio. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom, Canada and Australia. In November 2013, DePuy reached an agreement with a Court-appointed committee of lawyers representing ASR™ Hip System plaintiffs to establish a program to settle claims with eligible ASR Hip patients in the United States who had surgery to replace their ASR Hips, known as revision surgery, as of August 31, 2013. This settlement covered approximately 8,000 patients. In February 2015, DePuy reached an additional agreement, subject to final documentation, which would effectively extend the existing settlement program to ASR Hip patients who had revision surgeries after August 31, 2013 and prior to February 1, 2015. This second agreement is estimated to cover approximately 1,400 additional patients. The estimated cost of these agreements is covered by existing accruals. This settlement program is expected to bring to a close significant ASR Hip litigation activity in the U.S. However, many lawsuits in the U.S. will remain, and the settlement program does not address litigation outside of the U.S. The Company continues to receive information with respect to potential costs associated with this recall on a worldwide basis. The Company has established accruals for the costs associated with the DePuy ASR™ Hip program and related product liability litigation. Updates to these accruals may be required in the future as additional information becomes available.
Claims for personal injury have also been made against DePuy and Johnson & Johnson relating to DePuy's PINNACLE® Acetabular Cup System used in hip replacement surgery. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Texas. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom. The Company has established an accrual to cover defense costs in connection with product liability litigation associated with DePuy's PINNACLE® Acetabular Cup System. Changes to this accrual may be required in the future as additional information becomes available.
Claims for personal injury have been made against Ethicon, Inc. (Ethicon) and Johnson & Johnson arising out of Ethicon's pelvic mesh devices used to treat stress urinary incontinence and pelvic organ prolapse. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Cases filed in Federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Southern District of West Virginia. In addition, class actions and individual personal injury cases or claims have been commenced in Australia, Belgium, Canada, England, Israel, Italy, the Netherlands, Scotland and Venezuela, seeking damages for alleged injury resulting from Ethicon's pelvic mesh devices. The Company has established an accrual with respect to product liability litigation associated with Ethicon's pelvic mesh products. Changes to this accrual may be required in the future as additional information becomes available.
Claims for personal injury have been made against Janssen Pharmaceuticals, Inc. and Johnson & Johnson arising out of the use of RISPERDAL®, indicated for the treatment of schizophrenia, acute manic or mixed episodes associated with bipolar I disorder and irritability associated with autism, and related compounds. The number of pending product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has established an accrual to cover defense costs in connection with product liability litigation associated with RISPERDAL®. Changes to this accrual may be required in the future as additional information becomes available.

INTELLECTUAL PROPERTY

Certain subsidiaries of Johnson & Johnson are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their businesses. Many of these matters involve challenges to the coverage and/or validity of the patents on various products. Although these subsidiaries believe that they have substantial defenses to these challenges with respect to all material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could potentially adversely affect the ability of these subsidiaries to sell their products, or require the payment of past damages and future royalties. The most significant of these matters are described below.

Medical Devices

In January 2010, Tyco Healthcare Group, LP (Tyco) and U.S. Surgical Corporation (now Covidien plc) filed a lawsuit against Ethicon Endo-Surgery, Inc. (EES) in the United States District Court for the District of Connecticut alleging that EES's HARMONIC® shears infringed three Tyco patents. The case was tried in July 2012, and in March 2013, the Court ruled that some of EES's HARMONIC® shears infringed Tyco's patents and ordered EES to pay damages of approximately $176 million, but declined to order injunctive relief. EES appealed and in December 2014, the United States Court of Appeals for the Federal

JOHNSON & JOHNSON 2014 ANNUAL REPORT	56

Circuit reversed the District Court's ruling and found all the asserted claims invalid. In January 2015, Tyco filed a motion for rehearing. In July 2014, Covidien filed another patent infringement lawsuit against EES in the United States District Court for the District of Connecticut seeking damages and a preliminary injunction, alleging that EES's newest version of its harmonic scalpels, the HARMONIC ACE®+ 7 Shears and the HARMONIC ACE®+ Shears, infringed the three Tyco patents asserted in the previous case. Covidien brought a motion for a preliminary injunction against the HARMONIC ACE®+ 7 Shears, and in October 2014, the District Court granted Covidien's motion for a preliminary injunction. EES appealed and the Court of Appeals for the Federal Circuit granted EES an interim stay of the injunction. The claims asserted by Covidien in this case are the same claims that were declared invalid in December 2014 by the Court of Appeals in the Tyco case discussed above.
In November 2007, Roche Diagnostics Operations, Inc., et al. (Roche) filed a patent infringement lawsuit against LifeScan, Inc. (LifeScan) in the United States District Court for the District of Delaware, alleging LifeScan's OneTouch® Line of Blood Glucose Monitoring Systems infringe two patents related to the use of microelectrode sensors. Roche is seeking monetary damages and injunctive relief. In September 2009, LifeScan obtained a favorable ruling on claim construction that precluded a finding of infringement. The Court entered judgment against Roche in July 2010 and Roche appealed. The Court of Appeals reversed the District Court's ruling on claim construction and remanded the case to the District Court for new findings on the issue. In December 2014, the District Court ruled in LifeScan's favor and reinstated the original claim construction. In February 2015, Roche appealed the ruling.
In June 2009, Rembrandt Vision Technologies, L.P. (Rembrandt) filed a patent infringement lawsuit against Johnson & Johnson Vision Care, Inc. (JJVC) in the United States District Court for the Eastern District of Texas alleging that JJVC's manufacture and sale of its ACUVUE®ADVANCE® and ACUVUE® OASYS® Hydrogel Contact Lenses infringe their U.S. Patent No. 5,712,327 (the Chang patent). Rembrandt is seeking monetary relief. The case was transferred to the United States District Court for the Middle District of Florida. In May 2012, the jury returned a verdict holding that neither of the accused lenses infringes the '327 patent. Rembrandt appealed, and in August 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court's judgment. Rembrandt asked the District Court to grant it a new trial based on alleged new evidence, and in July 2014, the District Court denied Rembrandt’s motion. Rembrandt has appealed the District Court's denial of its motion for a new trial.
In December 2009, the State of Israel filed a lawsuit in the District Court in Tel Aviv Jaffa against Omrix Biopharmaceuticals, Inc. and various affiliates (Omrix). In the lawsuit, the State claims that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology that the employee developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalties on QUIXIL™ and EVICEL® products, or alternatively, transfer of the patents to the State. The case remains active, but no trial date has been set.
In September 2011, LifeScan, Inc. (LifeScan) filed a lawsuit against Shasta Technologies, Instacare Corp and Conductive Technologies (collectively, Shasta) in the United States District Court for the Northern District of California for patent infringement for the making and marketing of a strip for use in LifeScan's OneTouch® Blood Glucose Meters. Shasta has alleged that the three LifeScan patents-in-suit are invalid. Shasta also challenged the validity of the asserted patents in the United States Patent and Trademark Office (USPTO) and the patent infringement case has been stayed pending the outcome of the USPTO proceedings. The validity of two of the patents was confirmed by the USPTO and in August 2014, the USPTO determined that the third patent, U.S. Patent No. 7,250,105 (the '105 patent), is invalid. LifeScan is appealing that decision. The patent case has resumed on the two other patents. In April 2013, Shasta brought counterclaims for alleged antitrust violations and false advertising and those claims have been stayed pending resolution of the patent infringement case. In May 2014, LifeScan filed a patent infringement lawsuit against UniStrip Technologies, LLC (UniStrip) in the United States District Court for the District of North Carolina alleging that the making and marketing of Unistrip’s strips infringe the same patents asserted against Shasta above. That case has been stayed pending the outcome of the appeal of the USPTO's decision on the validity of the '105 patent. In July 2014, UniStrip brought a lawsuit against LifeScan in the United States District Court for the Eastern District of Pennsylvania, alleging antitrust violations relating to marketing practices for LifeScan's strips.
In November 2011, Howmedica Osteonics Corp. (Howmedica) and Stryker Ireland Ltd. (Stryker) filed a patent infringement lawsuit against DePuy Orthopaedics, Inc. (DePuy) in the United States District Court for the District of New Jersey alleging infringement by DePuy's PINNACLE® Acetabular Cup System and DURALOC® Acetabular Cup System of a patent relating to a dual-locking mechanism feature in an acetabular cup system. Howmedica and Stryker sought monetary damages and injunctive relief. DePuy filed a counterclaim in February 2012 asserting that Stryker's Trident Acetabular Hip System infringes DePuy's U.S. Patent No. 6,610,097. DePuy sought damages and injunctive relief. In June 2014, the case was settled and dismissed.
In May 2012, Medtronic MiniMed, Inc., Medtronic Puerto Rico Operations Co. and MiniMed Distribution Corp. (collectively, Medtronic MiniMed) filed a patent infringement lawsuit against Animas Corporation (Animas) in the United States District Court for the Central District of California alleging that Animas's OneTouch® Ping® Glucose Management System and the IR 1250, IR 2020 and IR 2000 insulin pumps infringe nine of their patents. Medtronic MiniMed since withdrew two of the patents from the lawsuit and is seeking monetary damages and injunctive relief with respect to the remaining patents. In July 2014, Animas entered into a settlement of this lawsuit.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	57

In September 2012, Bonutti Skeletal Innovations LLC (Bonutti), a non-practicing entity, filed a patent infringement lawsuit against DePuy Mitek, LLC, The DePuy Institute, LLC (now DePuy Synthes Institute, LLC), DePuy, Inc. (now DePuy Synthes, Inc.) and DePuy Orthopaedics, Inc. (collectively, DePuy) in the United States District Court for the District of Massachusetts, alleging that DePuy’s manufacture, sale and/or method of using the SIGMA® Family of Partial and Total Knee Systems and the LCS® COMPLETE™ Knee System willfully infringe three of Bonutti’s patents. Bonutti also alleges that the method of using certain of DePuy’s suture anchors willfully infringe four of Bonutti’s other patents. In August 2014, the parties entered into a settlement of the portion of the lawsuit relating to suture anchors.
In March 2013, Medinol Ltd. (Medinol) filed a patent infringement lawsuit against Cordis Corporation (Cordis) and Johnson & Johnson in the United States District Court for the Southern District of New York alleging that all of Cordis's sales of the CYPHER® and CYPHER SELECT™ Stents made in the United States since 2005 willfully infringed four of Medinol's patents directed to the geometry of articulated stents.  Medinol is seeking damages and attorney's fees. After trial in January 2014, the District Court dismissed the case, finding Medinol unreasonably delayed bringing its claims, and Medinol did not appeal the decision. In September 2014, the District Court denied a motion by Medinol to vacate the judgment and grant it a new trial. Medinol is appealing this decision.
In January 2014, Baxter International Inc., Baxter Healthcare Corporation, and Baxter Healthcare S.A. (collectively, Baxter) filed a lawsuit against Johnson & Johnson, Ethicon, Inc. (Ethicon), Ferrosan Medical Devices A/S and Packaging Coordinators Inc. in the United States District Court for the Northern District of Illinois, alleging that the manufacture, importation, sale and/or use of Ethicon’s SURGIFLO® Hemostatic Matrix family of products infringes six of Baxter’s patents. Baxter is seeking monetary damages and injunctive relief. In February 2014, Baxter also filed a complaint before the United States International Trade Commission (ITC) against the same defendants alleging that the importation into the United States of Ethicon’s SURGIFLO® Hemostatic Matrix Family of Products violates Section 337 of the Tariff Act of 1930 due to the alleged infringement of four of its products, and is seeking an exclusion order to enjoin the importation into the United States of such products. The District Court case has been stayed pending the outcome of the ITC case. All the patents expire in August 2016. The ITC case was tried in January 2015 and the parties are awaiting a decision.
In June 2014, My Health, Inc. (My Health) filed a patent infringement lawsuit against LifeScan, Inc. (LifeScan) in the United States District Court for the Eastern District of Texas, alleging LifeScan's OneTouch® Verio®IQ Blood Glucose Monitoring System infringes My Health's patent related to a method for monitoring and treating patients. My Health is seeking monetary damages and injunctive relief. In August 2014, LifeScan filed a motion to dismiss the lawsuit. In October 2014, Lifescan filed an Inter Partes review proceeding in the United States Patent and Trademark Office seeking to invalidate My Health’s patent. In December 2014, LifeScan moved to stay the lawsuit pending a decision in the Inter Partes review proceeding.
In December 2014, Bonutti Skeletal Innovations LLC (Bonutti) sued DePuy Synthes Sales, Inc. and DePuy Synthes Products, Inc. in the United States District Court for the District of Massachusetts, alleging that DePuy Synthes's product line of spine implants infringes six patents owned by Bonutti, generally covering wedge implants and their methods of implantation.

Pharmaceutical

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor, Inc. (Centocor) (now Janssen Biotech, Inc. (JBI)) in the United States District Court for the District of Massachusetts alleging that SIMPONI® infringes Abbott's U.S. Patent Nos. 7,223,394 and 7,541,031 (the Salfeld patents). Abbott was seeking monetary damages and injunctive relief. The parties have settled the case.
In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center (collectively now referred to as, AbbVie) filed a patent infringement lawsuit against Centocor (now JBI) in the United States District Court for the District of Massachusetts alleging that STELARA® infringes two United States patents assigned to Abbott GmbH. Trial was held in September 2012 and a jury returned a verdict in favor of JBI, invalidating AbbVie's patent claims. AbbVie appealed, and in July 2014, the Court of Appeals for the Federal Circuit affirmed the lower court's ruling. Also in August 2009, Abbott GmbH and Abbott Laboratories Limited (collectively now referred to as, AbbVie) brought a patent infringement lawsuit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH's Canadian patent. A trial was held in December 2013 in the Canadian case and the Court ruled in favor of AbbVie, finding that the asserted claims were valid and infringed by STELARA®. JBI appealed that decision. In May 2014, AbbVie's motion for an injunction was granted in part, and JBI also appealed that decision. In October 2014, the appellate court overturned the finding of liability, remanded the case to the trial court for re-trial, and lifted the injunction. In addition to the U.S. and Canadian litigations, in August 2012, AbbVie filed patent infringement lawsuits related to STELARA® in the Netherlands, Switzerland and Germany. The parties have settled all of the cases discussed above related to STELARA®.
In 2012 and 2013, Noramco, Inc. (Noramco), a subsidiary of Johnson & Johnson, moved to intervene in several patent infringement lawsuits filed in the United States District Court for the Southern District of New York by Purdue Pharma L.P. and others (Purdue) against Noramco oxycodone customers, Impax Laboratories, Inc. (Impax), Teva Pharmaceuticals USA, Inc. (Teva) and Amneal Pharmaceuticals, LLC (Amneal), Watson Laboratories, Inc.- Florida (Watson) and Andrx Labs, LLC

JOHNSON & JOHNSON 2014 ANNUAL REPORT	58

(Andrx). The lawsuits are in response to the defendants' respective Abbreviated New Drug Applications seeking approval to market generic extended release oxycodone products before the expiration of certain Purdue patents. Three of the asserted patents relate to oxycodone and processes for making oxycodone, and Noramco has agreed to defend the lawsuits on behalf of Impax, Teva, Amneal, Watson, and Andrx. In April 2013, Watson and Andrx entered into a settlement with Purdue. The trial against Impax and Teva (as well as two parties not defended by Noramco) took place in September 2013, and Noramco defended Teva and Impax. In November 2013, Impax entered into a settlement with Purdue. In January 2014, the Court issued a decision invalidating the relevant Purdue patents and subsequently dismissed the lawsuit against Amneal (and other parties not defended by Noramco). Purdue has appealed the Court's decision. In December 2014, Teva entered into a confidential settlement with Purdue, and Teva subsequently moved to have the appeal dismissed as moot in view of the settlement. Purdue has opposed Teva's motion.
In August 2012, Dr. James M. Swanson filed a lawsuit against ALZA Corporation (ALZA) in the Northern District of California seeking to be added as an inventor on three ALZA-owned patents relating to CONCERTA®. Alternatively, Dr. Swanson has alleged that the patents-in-suit are invalid as a result of ALZA's alleged omission of Dr. Swanson as a named inventor. The lawsuit also includes claims of fraud, breach of fiduciary duty and unfair competition. Dr. Swanson is seeking damages and an award of unjust enrichment. ALZA filed a motion to dismiss Dr. Swanson's claims, as well as counterclaims for breach of contract and negligent misrepresentation. The Court granted the motion in part, and denied it in part. ALZA filed a motion for summary judgment on the issue of inventorship and a hearing was held in February 2015. The parties are awaiting a decision.
Johnson & Johnson acquired the prostate cancer business of Aragon Pharmaceuticals, Inc. (Aragon), including ARN-509, a compound being tested for treatment of prostate cancer, in September 2013. Prior to the acquisition, in May 2011, Medivation, Inc. (Medivation) had sued Aragon and the University of California seeking rights to ARN-509. In December 2012, the State Court granted summary judgment to Aragon on Medivation's claims, awarding the rights of the ARN-509 compound to Aragon, and in January 2013, the Court dismissed the case against Aragon. Medivation has appealed.

REMICADE® Related Cases

In March 2013, Hospira Healthcare Corporation (Hospira) filed an impeachment proceeding against The Kennedy Institute of Rheumatology (Kennedy) challenging the validity of a Canadian patent related to REMICADE® (a Feldman patent), which is exclusively licensed to Janssen Biotech, Inc. (JBI). In October 2013, Kennedy, along with JBI, Janssen Inc. and Cilag GmbH International (both affiliates of JBI), filed a counterclaim for infringement against Celltrion Healthcare Co., Ltd., Celltrion Inc. (together, Celltrion) and Hospira. The counterclaim alleges that the products described in Celltrion’s and Hospira’s marketing applications to Health Canada for their subsequent entry biologics (SEB) to REMICADE® would infringe the Feldman patents owned by Kennedy. Discovery in the patent action is ongoing. Trial has been scheduled for September 2016.
In January 2014, Health Canada approved Celltrion’s SEB to REMICADE®, allowing Celltrion to market its biosimilar version of REMICADE® in Canada, regardless of the pending patent action. In June 2014, Hospira received approval for its SEB to REMICADE®. In July 2014, Janssen Inc. (Janssen) filed a lawsuit to compel the Canadian Minister of Health to withdraw the Notice of Compliance for Hospira’s SEB because Hospira did not serve a Notice of Allegation on Janssen to address the patent listed by Janssen on the Patent Register. If the Notice of Compliance is withdrawn, Hospira would have to serve a Notice of Allegation and Janssen could commence an application to prohibit issuance of the Notice of Compliance until expiry of the relevant patent. A hearing has been scheduled for March 2015.
In September 2013, JBI and NYU Langone Medical Center (NYU Medical Center) received an Office Action from the United States Patent and Trademark Office (USPTO) rejecting the claims in U.S. Patent No. 6,284,471 relating to REMICADE® (the '471 patent) in a reexamination proceeding instituted by a third party.  The '471 patent is co-owned by JBI and NYU Medical Center, and NYU Medical Center granted JBI an exclusive license to NYU Medical Center's rights under the patent. Currently, the '471 patent in the United States expires in September 2018. JBI responded to that rejection in December 2013 and in August 2014, JBI and NYU Medical Center received a further rejection. JBI responded to the rejection by filing a further amendment and in November 2014, JBI's petition to enter the amendment was granted. The application was returned to the examiner for issuance of a new Office Action, which occurred in February 2015 further rejecting the patent. JBI has sixty days to respond to the rejection. JBI believes the '471 patent is valid, will respond to the latest Office Action to defend the patent and, if necessary, JBI will pursue all available appeals.
In March 2014, Celltrion filed a declaratory judgment lawsuit against JBI in the United States District Court for the District of Massachusetts seeking to invalidate the '471 patent and two other U.S. patents that relate to REMICADE® and are co-owned by JBI and NYU Medical Center, and exclusively licensed to JBI (collectively, the Le patents). JBI moved to dismiss the case for lack of jurisdiction and Celltrion voluntarily dismissed its lawsuit. Also in March 2014, Celltrion filed a lawsuit in the United States District Court for the Southern District of New York against Kennedy seeking to invalidate three patents owned by Kennedy (the Feldman patents). The Feldman patents are licensed to JBI and also relate to REMICADE®. Kennedy moved to dismiss the case for lack of jurisdiction, including failure to comply with the procedural requirements of the Biologics Price Competition and Innovation Act (the BPCIA). In December 2014, the Court granted the motion.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	59

In August 2014, Hospira, Inc. (Hospira) filed a lawsuit in the United States District Court for the Southern District of New York against JBI, New York University (NYU), NYU Medical Center and Kennedy seeking to invalidate the Feldman patents. Hospira alleges that it has exclusive rights to market Celltrion's biosimilar version of REMICADE® in the United States if it is approved by the FDA. In October 2014, JBI, NYU and NYU Medical Center moved to dismiss this case for lack of jurisdiction, including failure to comply with the procedural requirements of the BPCIA. In December 2014, the Court granted the motion.
In August 2014, Celltrion filed for FDA approval to make and sell its own biosimilar version of REMICADE®. In February 2015, JBI received a Notice of Commercial Marketing from Celltrion in accordance with the BPCIA notifying JBI that Celltrion and/or Hospira intend to begin commercial marketing of a biosimilar product as early as 180 days from the date of the notice. The parties are proceeding with the patent resolution procedures set forth in the BPCIA. JBI believes the patents are valid and will enforce the relevant patents.
If any of the Le or Feldman patents is found to be invalid, any such patent could not be relied upon to prevent the introduction of biosimilar versions of REMICADE®. The timing of the possible introduction of a biosimilar version of REMICADE® in the United States would be subject to approval by the FDA. Loss of exclusivity will likely result in a reduction in sales as biosimilar versions of REMICADE® are introduced to the market.

Litigation Against Filers of Abbreviated New Drug Applications (ANDAs)

The following summarizes lawsuits pending against generic companies that have filed Abbreviated New Drug Applications (ANDAs) with the FDA, or undertaken similar regulatory processes outside of the United States, seeking to market generic forms of products sold by various subsidiaries of Johnson & Johnson prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of the applicable patents. In the event the subsidiaries are not successful in these actions, or the statutory 30-month stays of the ANDAs expire before the United States District Court rulings are obtained, the third-party companies involved will have the ability, upon approval of the FDA, to introduce generic versions of the products at issue to the market, resulting in the potential for substantial market share and revenue losses for those products, and which may result in a non-cash impairment charge in any associated intangible asset.

PREZISTA®

A number of generic companies have filed ANDAs seeking approval to market generic versions of PREZISTA®. In November 2010, Tibotec, Inc. (now Tibotec, LLC) and Tibotec Pharmaceuticals (now Janssen R&D Ireland) (collectively, Tibotec) filed a patent infringement lawsuit against Lupin, Ltd., Lupin Pharmaceuticals, Inc. (collectively, Lupin), Mylan, Inc. and Mylan Pharmaceuticals, Inc. (collectively, Mylan) in the United States District Court for the District of New Jersey in response to Lupin's and Mylan's respective ANDAs seeking approval to market generic versions of Tibotec's PREZISTA® product before the expiration of Tibotec's patent relating to PREZISTA®. Lupin and Mylan each filed counterclaims alleging non-infringement and invalidity. In July 2011, Tibotec filed another patent infringement lawsuit against Lupin in the United States District Court for the District of New Jersey in response to Lupin's supplement to its ANDA to add new dosage strengths for its proposed product. In August 2011, Tibotec and G.D. Searle & Company (G.D. Searle) filed a patent infringement lawsuit against Lupin and Mylan in response to their notice letters advising that their ANDAs are seeking approval to market generic versions of Tibotec's PREZISTA® product before the expiration of two additional patents relating to PREZISTA® that Tibotec exclusively licenses from G.D. Searle. In September 2011, the Court consolidated the above lawsuits (referred to here as the First Consolidated Action).
The approved New Drug Application for PREZISTA® was transferred from Tibotec, Inc. to Janssen Products, LP in December 2011. In 2012 and 2013, Janssen Products, LP and Janssen R&D Ireland (collectively, Janssen) added several patents that they own or exclusively license from G.D. Searle to the First Consolidated Action against Mylan and Lupin. In June 2013, Janssen and G.D. Searle dismissed their claims relating to the patents owned by G.D. Searle against Lupin and Mylan, based on those parties’ agreement not to seek FDA approval of their respective ANDAs until the November 2017 expiration of the G.D. Searle patents. After a trial regarding the remaining patents in the First Consolidated Action, the Court issued a decision in August 2014 in favor of Janssen, holding that the asserted patents are valid and would be infringed by Lupin's and Mylan's marketing of their proposed products. Lupin filed an appeal.
In May 2013, Lupin notified Janssen that it filed an ANDA seeking approval to market a new dosage strength of its generic version of PREZISTA®.  In response, Janssen filed a patent infringement lawsuit in the United States District Court for the District of New Jersey, alleging that Lupin's new dosage strength would infringe the same patents that Janssen is asserting against Lupin in the original action. In March 2014, Janssen filed a patent infringement lawsuit against Lupin in the United States District Court for the District of New Jersey, alleging infringement of United States Patent No 8,518,987. In January 2015, the Court consolidated these lawsuits (referred to here as the Second Consolidated Action), and stayed them pending Lupin's appeal of the Court's decision in the First Consolidated Action.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	60

Janssen filed a patent infringement lawsuit against Hetero Drugs, Ltd. Unit III and Hetero USA Inc. in March 2013 in the United States District Court for the District of New Jersey, alleging infringement of United States Patent Nos. 7,126,015 and 7,595,408. Discovery in this case is ongoing and a trial date is set for October 2015.
Janssen and G.D. Searle also filed patent infringement lawsuits against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey in response to Teva's ANDA seeking approval to market a generic version of PREZISTA® before the expiration of certain patents relating to PREZISTA® that Janssen either owns or exclusively licenses from G.D. Searle. In March 2014, the parties entered into a settlement agreement and the lawsuits against Teva were dismissed.
In July 2014, Janssen filed a patent infringement lawsuit against Mylan in the United States District Court for the District of New Jersey, alleging infringement of United States Patent No. 8,153,829. Discovery in the case in ongoing.
In August 2014, Janssen filed patent infringement lawsuits against Cipla Ltd. and Cipla USA, Inc. (collectively, Cipla) in the United States District Courts for the Districts of New Jersey and Delaware in response to Cipla’s ANDA seeking approval to market a generic version of Janssen’s PREZISTA® product before the expiration of certain of Janssen’s patents relating to PREZISTA®. Cipla filed counterclaims seeking declarations of noninfringement and invalidity of the patents-in-suit. Discovery is ongoing.
In response to its Notice of Allegation seeking approval to market a generic version of PREZISTA® in Canada before the expiration of Canadian Patent No. 2,485,834, Janssen Inc. and Janssen R&D Ireland filed a Notice of Application against Mylan Pharmaceuticals ULC in July 2014. In December 2014, Janssen R&D Ireland transferred its PREZISTA® patents to Janssen Sciences Ireland UC, and Janssen Sciences Ireland UC was substituted for Janssen R&D Ireland as plaintiff in the above-referenced actions. In January 2015, Janssen Inc. and Janssen Sciences Ireland UC filed a Notice of Application against Teva Canada Limited in response to its Notice of Allegation seeking approval to market a generic version of PREZISTA® before the expiration of Canadian Patent No. 2,485,834.
In each of the above lawsuits, Janssen sought or is seeking an Order enjoining the defendants from marketing their generic versions of PREZISTA® before the expiration of the relevant patents.

CONCERTA®

In June 2013, ALZA Corporation (ALZA) and Janssen Pharmaceuticals, Inc. (JPI) filed patent infringement lawsuits in the United States District Court for the District of Delaware against Par Pharmaceuticals, Inc. (Par), Osmotica Kereskedelmies Szolgaltato Kft (Osmotica), and Norwich Pharmaceuticals, Inc. (Norwich) in response to those parties' ANDAs seeking approval to market a generic version of CONCERTA® before the expiration of United States Patent No. 8,163,798 (the '798 patent). In addition, in September 2013, Par and Osmotica filed counterclaims against ALZA and JPI seeking declarations of invalidity and noninfringement of the patent-in-suit, and Norwich filed a motion to dismiss. Norwich was dismissed from the case in October 2013 based on its agreement to be bound by the outcome of the case with Osmotica. In March 2014, ALZA and JPI amended its complaint against Par and Osmotica to assert infringement of newly issued United States Patent No. 8,629,179 (the ‘179 patent). In June 2014, ALZA, JPI and Osmotica entered into a settlement of the action, and in September 2014, ALZA, JPI and Par entered into a settlement.
In May 2014, ALZA and JPI filed a patent infringement lawsuit in the United States District Court for the District of West Virginia against Mylan, Inc. and Mylan Pharmaceuticals, Inc. (Mylan) in response to its ANDA seeking approval to market a generic version of CONCERTA® before the expiration of the ‘798 patent. Mylan filed counterclaims seeking declarations of invalidity and noninfringement of the patents-in-suit.
In June 2014, ALZA and JPI filed a patent infringement lawsuit in the District of Delaware against Sandoz, Inc. in response to its ANDA seeking approval to market a generic version of CONCERTA® before the expiration of the ‘798 and ‘179 patents. Sandoz filed counterclaims seeking declarations of invalidity, unenforceability, and noninfringement of the patents-in-suit. In December 2014, the parties entered into a settlement agreement and the lawsuit was dismissed.
In December 2014, Janssen Inc. and ALZA filed a Notice of Application against Actavis Pharma Company (Actavis) in response to its Notice of Allegation seeking approval to market a generic version of CONCERTA® before the expiration of Canadian Patent No. 2,264,852.
In each of the above lawsuits, ALZA and/or JPI are seeking an Order enjoining the defendants from marketing their generic versions of CONCERTA® before the expiration of the ‘798 and/or ‘179 patents.

NUCYNTA® AND NUCYNTA® ER

In July 2013, Janssen Pharmaceuticals, Inc. (JPI) filed patent infringement lawsuits in the United States District Court for the District of New Jersey against Actavis Elizabeth LLC, Actavis Inc. and Actavis LLC (collectively, Actavis), as well as Alkem Laboratories Limited and Ascend Laboratories, LLC (collectively, Alkem).  The patent infringement claims against Actavis and Alkem relate to their respective ANDAs seeking approval to market a generic version of NUCYNTA® ER before the expiration of United States Reissue Patent No. 39,593 (the ‘593 patent), United States Patent No. 7,994,364 (the ‘364 patent) and, as to Actavis only, United States Patent No. 8,309,060 (the ‘060 patent).  The lawsuit also includes a patent infringement claim

JOHNSON & JOHNSON 2014 ANNUAL REPORT	61

against Alkem in response to its ANDA seeking approval to market a generic version of NUCYNTA® before the expiration of the ‘593 and ‘364 patents. In December 2013, JPI filed an additional complaint in the District Court of New Jersey against Alkem asserting United States Patent No. 8,536,130 related to its ANDA seeking approval to market a generic version of NUCYNTA® ER. In August 2014, JPI amended the complaint against Alkem to add additional dosage strengths.
In October 2013, JPI received a Paragraph IV Notice from Sandoz, Inc. (Sandoz) with respect to NUCYNTA® related to the ‘364 patent, and a Paragraph IV Notice from Roxane Laboratories, Inc. (Roxane) with respect to NUCYNTA® related to the ‘364 and ‘593 patents.  In response to those notices, JPI filed an additional complaint in the United States District Court for the District of New Jersey against Roxane and Sandoz asserting the '364 patent against Sandoz and the ‘364 and ‘593 patents against Roxane. In April 2014, JPI and Sandoz entered into a joint stipulation of dismissal of the case against Sandoz, based on Sandoz’s agreement not to enter the market prior to the expiration of the asserted patents. In June 2014, in response to a Paragraph IV Notice from Roxane with respect to NUCYNTA® ER, JPI filed a complaint asserting the ‘364 and ‘593 patents against Roxane.
In July 2014, in response to a Paragraph IV Notice from Watson Laboratories, Inc. (Watson) with respect to the NUCYNTA® oral solution product and the '364 and '593 patents, JPI filed a lawsuit in the United States District Court for the District of New Jersey asserting the '364 and '593 patents against Watson.
In each of the above lawsuits, JPI is seeking an Order enjoining the defendants from marketing their generic versions of NUCYNTA® ER and NUCYNTA® before the expiration of the asserted patents.

GOVERNMENT PROCEEDINGS

Like other companies in the pharmaceutical and medical devices industries, Johnson & Johnson and certain of its subsidiaries are subject to extensive regulation by national, state and local government agencies in the United States and other countries in which they operate. As a result, interaction with government agencies is ongoing. The most significant litigation brought by, and investigations conducted by, government agencies are listed below. It is possible that criminal charges and substantial fines and/or civil penalties or damages could result from government investigations or litigation.

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
AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Several state cases against certain subsidiaries of Johnson & Johnson have been settled, including the case in Alaska, which settled in April 2014, and cases are still pending in Illinois, New Jersey, Wisconsin, Utah and Pennsylvania. The cases in Illinois, New Jersey and Wisconsin have not yet proceeded to trial. In Utah, the claims brought by the Attorney General were dismissed by the Court in 2013, but the State may appeal the dismissal after the conclusion of similar pending matters against other defendants. The AWP case against the J&J AWP Defendants brought by the Attorney General of the Commonwealth of Pennsylvania was tried in Commonwealth Court in 2010. The Court found in the Commonwealth's favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law (“UTPL”), entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the J&J AWP Defendants' favor on the Commonwealth's claims of unjust enrichment, misrepresentation/fraud, civil conspiracy, and on certain of the Commonwealth's claims under the UTPL. The J&J AWP Defendants appealed the Commonwealth Court's UTPL ruling, and in June 2014, the Pennsylvania Supreme Court vacated the judgment entered by the Commonwealth Court and remanded the case for further proceedings. On remand, in January 2015, the Commonwealth Court dismissed the monetary awards against the J&J AWP Defendants, which may be appealed.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	62

RISPERDAL®

In November 2013, Johnson & Johnson and its subsidiary, Janssen Pharmaceuticals, Inc. (JPI), finalized previously disclosed settlement agreements with the United States Department of Justice and forty-five states resolving federal investigations and state Medicaid claims related to past promotional practices of RISPERDAL® from 1999 through 2005, and other matters. JPI had also settled alleged consumer fraud claims in connection with the sale and marketing of RISPERDAL® with thirty-six states and the District of Columbia in September 2012. In addition to these actions, the Attorneys General of several states brought actions against JPI, related to the sale and marketing of RISPERDAL®, seeking one or more of the following remedies: reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties for violations of state false claims acts or consumer fraud statutes, punitive damages, or other relief relating to alleged unfair business practices. Certain of these actions also sought injunctive relief relating to the promotion of RISPERDAL®. Many of the actions and claims brought by the state Attorneys General have been settled, either individually or as part of the settlements described above.
Four states have remaining claims in litigation related to RISPERDAL®: one claim is on remand in Arkansas; the case in South Carolina is on appeal; in Kentucky, a trial has been set for April 2016; and in Mississippi, the case has not progressed to trial. The Company has not accrued an amount equal to the judgment obtained in South Carolina. To the extent any state has an outstanding Medicaid-related claim not resolved by the settlements referenced above, the Company has accrued an amount approximately equal to what that state would have received if it had participated in the relevant federal settlement. State cases that went to judgment after trial are discussed below.
In 2004, the Attorney General of West Virginia commenced a lawsuit against Janssen Pharmaceutica, Inc. (now JPI) based on claims of alleged consumer fraud as to DURAGESIC®, as well as RISPERDAL®. JPI was found liable and damages were assessed at $4.5 million. JPI filed an appeal, and in November 2010, the West Virginia Supreme Court of Appeals reversed the trial court's decision. In December 2010, the Attorney General of West Virginia dismissed the case as it related to RISPERDAL® without any payment. Thereafter, JPI settled the case insofar as it related to DURAGESIC®.
In 2004, the Attorney General of Louisiana filed a multi-count Complaint against Janssen Pharmaceutica, Inc. (now JPI). Johnson & Johnson was later added as a defendant. The case was tried in October 2010. The issue tried to the jury was whether Johnson & Johnson or JPI had violated the State's Medical Assistance Program Integrity Law (the Act) through misrepresentations allegedly made in the mailing of a November 2003 Dear Health Care Professional letter regarding RISPERDAL®. The jury returned a verdict that JPI and Johnson & Johnson had violated the Act and awarded $257.7 million in damages. The trial judge subsequently awarded the Attorney General counsel fees and expenses in the amount of $73 million. In January 2014, the Louisiana Supreme Court reversed the District Court’s judgment in favor of the Attorney General, and rendered judgment in favor of Johnson & Johnson and JPI. In April 2014, the Louisiana Supreme Court denied the Attorney General's petition seeking a rehearing of the appellate arguments, resulting in final dismissal of the case.
In 2007, the Office of General Counsel of the Commonwealth of Pennsylvania filed a lawsuit against Janssen Pharmaceutica, Inc. (now JPI) on a multi-Count Complaint related to Janssen Pharmaceutica's sale of RISPERDAL® to the Commonwealth's Medicaid program. The trial occurred in June 2010. The trial judge dismissed the case after the close of the plaintiff's evidence. The Commonwealth filed an appeal and in July 2012, the Pennsylvania Appeals Court upheld the dismissal of the Commonwealth's case.
In 2007, the Attorney General of South Carolina filed a lawsuit against Johnson & Johnson and Janssen Pharmaceutica, Inc. (now JPI) on several counts. In March 2011, the matter was tried to a jury on liability only, at which time the lawsuit was limited to claims of violation of the South Carolina Unfair Trade Practices Act, including, among others, questions of whether Johnson & Johnson or JPI engaged in unfair or deceptive acts or practices in the conduct of any trade or commerce by distributing the November 2003 Dear Health Care Professional letter regarding RISPERDAL® or in their use of the product's FDA-approved label. The jury found in favor of Johnson & Johnson and against JPI. In June 2011, the Court awarded civil penalties of approximately $327.1 million against JPI. JPI has appealed this judgment and the Company believes it has strong arguments supporting the appeal. Oral argument on the appeal took place before the South Carolina Supreme Court in March 2013, and the parties are awaiting a decision.
In April 2012, in the lawsuit brought by the Attorney General of Arkansas, the jury found against both JPI and Johnson & Johnson, and the Court imposed penalties in the amount of approximately $1.2 billion. In January 2013, the trial court awarded attorney fees of approximately $181 million. JPI and Johnson & Johnson appealed both awards to the Arkansas Supreme Court, and in March 2014, the Arkansas Supreme Court dismissed the State’s claim under the Arkansas Medicaid Fraud False Claims Act, as well as the approximately $1.2 billion in penalties, and reversed and remanded a claim under the Arkansas Deceptive Trade Practices Act. In April 2014, the Arkansas Supreme Court rejected a petition by the State for rehearing on the case. Trial on the remand of the case is scheduled for June 2015.

McNeil Consumer Healthcare

Starting in June 2010, McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare) and certain affiliates, including Johnson & Johnson (the Companies), received grand jury subpoenas from the United States

JOHNSON & JOHNSON 2014 ANNUAL REPORT	63

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
The Companies have also received Civil Investigative Demands from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to cooperate with these inquiries, which are being coordinated through a multi-state coalition. If a resolution cannot be reached with this multi-state coalition, it is possible that individual State Attorneys General Offices may file civil monetary claims against the Companies. In January 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC and McNeil Healthcare LLC in state court alleging civil violations of the Oregon Unlawful Trade Practices Act relating to an earlier recall of a McNeil OTC product. In November 2012, the state court granted a motion by the Companies to dismiss Oregon's complaint in its entirety, with prejudice.  In December 2012, Oregon filed a Notice of Appeal in the Court of Appeals of the State of Oregon. Oral argument took place in July 2014 and the parties are awaiting a decision.

Opioids Litigation

Along with other pharmaceutical companies, Janssen Pharmaceuticals, Inc. (JPI) has been named in a number of lawsuits alleging claims related to opioid marketing practices.  In May 2014, Santa Clara and Orange Counties in California (the Counties) filed a complaint in state court in Orange County, California against numerous pharmaceutical manufacturers, including JPI, alleging claims related to opioid marketing practices, including false advertising, unfair competition, and public nuisance. In June 2014, the City of Chicago filed a complaint in Cook County Circuit Court against several pharmaceutical manufacturers, including JPI, alleging a number of claims related to opioid marketing practices, including consumer fraud violations and false claims. The case was later removed to the United States District Court for the Northern District of Illinois, and in December 2014, defendants filed a motion to dismiss the City of Chicago's First Amended Complaint for failure to state a claim. In September 2014, the Tennessee Attorney General Division of Consumer Affairs issued a Request for Information to JPI related to opioids marketing practices.

Other

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
In May 2012, Acclarent, Inc. (Acclarent) received a subpoena from the United States Attorney's Office for the District of Massachusetts requesting documents broadly relating to the sales, marketing and alleged off-label promotion by Acclarent of RELIEVA STRATUS® MicroFlow Spacer products. The investigation is continuing and Acclarent is cooperating with the United States Attorney's Office in responding to the subpoena.
In August 2012, DePuy Orthopaedics, Inc., DePuy, Inc. (now DePuy Synthes, Inc.), and Johnson & Johnson Services, Inc. (the Companies) received an informal request from the United States Attorney's Office for the District of Massachusetts and the Civil Division of the United States Department of Justice (the United States) for the production of materials relating to the ASR™ XL Hip device. In July 2014, the United States notified the United States District Court for the District of Massachusetts that it had declined to intervene in a qui tam case filed pursuant to the False Claims Act against the Companies. The District Court issued an order in August 2014 that publicly unsealed the United States' declination notice; however, the complaint in the matter remains under seal. In addition, in October 2013, a group of state Attorneys General issued Civil Investigative Demands relating to the development, sales and marketing of several of DePuy Orthopaedics, Inc.’s hip products. In July 2014, the Oregon Department of Justice, which was investigating these matters independently of the other states, announced a settlement of its ASR™ XL Hip device investigation for a total payment of $4 million to the State of Oregon.
In October 2012, Johnson & Johnson was contacted by the California Attorney General's office regarding a multi-state Attorney General investigation of the marketing of surgical mesh products for hernia and urogynecological purposes by Johnson & Johnson's subsidiary, Ethicon, Inc. (Ethicon). Johnson & Johnson and Ethicon have since entered into a series of tolling agreements with the 45 states and the District of Columbia participating in the multi-state investigation and have responded to Civil Investigative Demands served by certain of the participating states.
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

JOHNSON & JOHNSON 2014 ANNUAL REPORT	64

Office requested that OCD and Johnson & Johnson preserve documents that could relate to the investigation. Therakos was subsequently acquired by an affiliate of Gores Capital Partners III, L.P. in January 2013. OCD and Johnson & Johnson retain certain liabilities that may result from the investigation for activity that occurred prior to the sale of Therakos. In March 2014, the United States Attorney’s Office requested that Johnson & Johnson produce certain documents, and Johnson & Johnson is cooperating with the request. Following the divestiture of OCD, Johnson & Johnson retains OCD’s portion of any liability that may result from the investigation for activity that occurred prior to the sale of Therakos.
In May 2013, Janssen Pharmaceuticals, Inc. (JPI) received a subpoena from the Atlanta Regional Office of the Department of Health and Human Services, Office of Inspector General, seeking production of documents and information regarding: (1) the sales, marketing and promotional practices, including the remuneration of healthcare providers, related to NUCYNTA® IR and NUCYNTA® ER; and (2) any studies, reports and/or complaints regarding the safety and/or actual or potential side effects of NUCYNTA® IR and NUCYNTA® ER. In October 2014, the United States Department of Justice (DOJ) informed JPI that the government's investigation stemmed from the filing of a qui tam complaint, that the DOJ had formally declined to intervene in the qui tam action, and that the DOJ was closing its investigation related to NUCYNTA® IR and NUCYNTA® ER. The plaintiff in the qui tam complaint filed a notice of dismissal and the Court dismissed the qui tam action in December 2014.
In recent years, Johnson & Johnson has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the policy of Johnson & Johnson to cooperate with these inquiries by producing the requested information.

GENERAL LITIGATION

In September 2006, Johnson & Johnson filed a lawsuit against Guidant Corporation (Guidant) in the United States District Court for the Southern District of New York, alleging that Guidant breached provisions of a merger agreement between Johnson & Johnson and Guidant. In June 2011, Guidant filed a motion for summary judgment and in July 2014, the judge denied Guidant’s motion. The trial concluded in January 2015 and in February 2015, before a decision was issued by the Court, Johnson & Johnson and Guidant entered into a settlement agreement, pursuant to which Guidant agreed to pay Johnson & Johnson $600 million and agreed that it will not sue Johnson & Johnson or its affiliates for patent infringement regarding certain stent products. Johnson & Johnson will dismiss its action against Guidant with prejudice. The Company will record this transaction in fiscal year 2015.
In June 2009, following the public announcement that Ortho-Clinical Diagnostics, Inc. (OCD)  had received a grand jury subpoena from the United States Department of Justice, Antitrust Division, in connection with an investigation that has since been closed, multiple class action complaints were filed against OCD by direct purchasers seeking damages for alleged price fixing. These cases were consolidated for pre-trial purposes in the United States District Court for the Eastern District of Pennsylvania as In re Blood Reagent Antitrust Litigation. In August 2012, the District Court granted a motion filed by Plaintiffs for class certification. In October 2012, the United States Court of Appeals for the Third Circuit granted OCD's petition for interlocutory review of the class certification ruling. Oral argument on the appeal was held in February 2014 and the parties are awaiting a decision. Following the divestiture of OCD, Johnson & Johnson retains any liability that may result from these cases.
In September 2010, a shareholder, Ronald Monk, filed a lawsuit in the United States District Court for the District of New Jersey seeking class certification and alleging that Johnson & Johnson and certain individuals, including executive officers and employees of Johnson & Johnson, failed to disclose that a number of manufacturing facilities failed to maintain current good manufacturing practices, and that as a result, the price of the Company's stock declined significantly. Plaintiff sought to pursue remedies under the Securities Exchange Act of 1934 to recover his alleged economic losses. In December 2011, a motion by Johnson & Johnson to dismiss was granted in part and denied in part. In September 2012, Plaintiff filed a Second Amended Complaint and Johnson & Johnson and the individual defendants moved to dismiss Plaintiff's Second Amended Complaint in part. Following mediation, the parties reached an agreement in principle to settle the case, and in July 2013, filed for preliminary approval of the proposed settlement. In November 2013, the Court approved the settlement. Three parties that had objected to the settlement appealed the Court’s approval orders. Prior to the mediation for the appeal, the parties agreed to dismiss the appeal with prejudice and without costs against any party. The United States Court of Appeals for the Third Circuit dismissed the case in April 2014.
In April 2011, OMJ Pharmaceuticals, Inc. (OMJ PR) filed a lawsuit against the United States in United States District Court for the District of Puerto Rico alleging overpayment of federal income taxes for the tax years ended November 30, 1999 and November 30, 2000. OMJ PR alleged that the Internal Revenue Service erroneously calculated OMJ PR's tax credits under Section 936 of the Tax Code. OMJ PR filed a motion for summary judgment, and the United States filed a cross motion for summary judgment. In October 2012, the Court granted a motion by the United States for summary judgment and denied a motion by OMJ PR for summary judgment. OMJ PR appealed this decision. In June 2014, the appellate court reversed the trial court’s decision and instructed the trial court to enter summary judgment in favor of OMJ PR.
In September 2011, Johnson & Johnson, Johnson & Johnson Inc. and McNeil Consumer Healthcare Division of Johnson & Johnson Inc. received a Notice of Civil Claim filed by Nick Field in the Supreme Court of British Columbia, Canada (the BC

JOHNSON & JOHNSON 2014 ANNUAL REPORT	65

Civil Claim). The BC Civil Claim is a putative class action brought on behalf of persons who reside in British Columbia and who purchased during the period between September 20, 2001 and in or about December 2010 one or more various McNeil infants' or children's over-the-counter medicines that were manufactured at the Fort Washington facility. The BC Civil Claim alleges that the defendants violated the BC Business Practices and Consumer Protection Act, and other Canadian statutes and common laws, by selling medicines that were allegedly not safe and/or effective or did not comply with Canadian Good Manufacturing Practices. The class certification hearing is scheduled for October 2015.
In August 2014, United States Customs and Border Protection issued a Penalty Notice against Janssen Ortho LLC (Janssen Ortho), assessing penalties for the alleged improper classification of darunavir ethanolate (PREZISTA®) in connection with its importation into the United States. In October 2014, Janssen Ortho submitted a Petition for Relief in response to the Penalty Notice.
Johnson & Johnson or its subsidiaries are also parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

Shareholder Derivative Action

In September 2011, two shareholder derivative lawsuits were filed in the United States District Court for the District of New Jersey by Donovan Spamer and The George Leon Family Trust naming current and former directors of Johnson & Johnson as defendants and Johnson & Johnson as the nominal defendant. These lawsuits allege that the defendants breached their fiduciary duties in their decisions with respect to the compensation of the Chief Executive Officer during the period from 2008 through 2011, and that the defendants made misleading statements in the Company's annual proxy statements. Both of these lawsuits were voluntarily dismissed without prejudice, but a similar lawsuit, The George Leon Family Trust v. Coleman, was refiled in July 2012. That lawsuit sought a variety of relief, including monetary damages, injunctive relief, and corporate governance reforms. In June 2013, the Board of Directors of Johnson & Johnson (the Board) received a report prepared by special, independent counsel to the Board, which investigated the allegations contained in the derivative actions filed by Donovan Spamer and by The George Leon Family Trust, and in several shareholder demand letters that the Board received in 2011 and 2012 raising similar issues. The report recommended that Johnson & Johnson reject the shareholder demands and take whatever steps are necessary or appropriate to secure dismissal of the derivative litigation. The Board unanimously adopted the report's recommendations.
In September 2013, Johnson & Johnson moved to dismiss or, in the alternative, for summary judgment in The George Leon Family Trust v. Coleman, based upon the Board’s determination. In October 2013, the plaintiff in the Leon litigation filed an amended complaint and Johnson & Johnson moved to dismiss the amended complaint or, in the alternative, for summary judgment, based upon the Board’s determination. In June 2014, the Court granted summary judgment in favor of Johnson & Johnson.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	66

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Johnson & Johnson:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of comprehensive income, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries at December 28, 2014 and December 29, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 23, 2015

JOHNSON & JOHNSON 2014 ANNUAL REPORT	67

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
The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 28, 2014. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework (2013).” These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.
Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 28, 2014, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting as of December 28, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Alex Gorsky	/s/ Dominic J. Caruso
Alex Gorsky	Dominic J. Caruso
Chairman, Board of Directors	Vice President, Finance
Chief Executive Officer	Chief Financial Officer

JOHNSON & JOHNSON 2014 ANNUAL REPORT	68

Summary of Operations and Statistical Data 2004-2014

(Dollars in Millions Except Per Share Amounts)	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Sales to customers — U.S.	$34,782	31,910	29,830	28,908	29,450	30,889	32,309	32,444	29,775	28,377	27,770
Sales to customers — International	39,549	39,402	37,394	36,122	32,137	31,008	31,438	28,651	23,549	22,137	19,578
Total sales	74,331	71,312	67,224	65,030	61,587	61,897	63,747	61,095	53,324	50,514	47,348
Cost of products sold	22,746	22,342	21,658	20,360	18,792	18,447	18,511	17,751	15,057	14,010	13,474
Selling, marketing and administrative expenses	21,954	21,830	20,869	20,969	19,424	19,801	21,490	20,451	17,433	17,211	16,174
Research and development expense	8,494	8,183	7,665	7,548	6,844	6,986	7,577	7,680	7,125	6,462	5,344
In-process research and development	178	580	1,163	—	—	—	181	807	559	362	18
Interest income	(67)	(74)	(64)	(91)	(107)	(90)	(361)	(452)	(829)	(487)	(195)
Interest expense, net of portion capitalized	533	482	532	571	455	451	435	296	63	54	187
Other (income) expense, net	(70)	2,498	1,626	2,743	(768)	(526)	(1,015)	534	(671)	(214)	15
Restructuring	—	—	—	569	—	1,073	—	745	—	—	—
	53,768	55,841	53,449	52,669	44,640	46,142	46,818	47,812	38,737	37,398	35,017
Earnings before provision for taxes on income	$20,563	15,471	13,775	12,361	16,947	15,755	16,929	13,283	14,587	13,116	12,331
Provision for taxes on income	4,240	1,640	3,261	2,689	3,613	3,489	3,980	2,707	3,534	3,056	4,151
Net earnings	16,323	13,831	10,514	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180
Add: Net loss attributable to noncontrolling interest	—	—	339	—	—	—	—	—	—	—	—
Net earnings attributable to Johnson & Johnson	16,323	13,831	10,853	9,672	13,334	12,266	12,949	10,576	11,053	10,060	8,180
Percent of sales to customers	22.0%	19.4	16.1	14.9	21.7	19.8	20.3	17.3	20.7	19.9	17.3
Diluted net earnings per share of common stock (1)	$5.70	4.81	3.86	3.49	4.78	4.40	4.57	3.63	3.73	3.35	2.74
Percent return on average shareholders’ equity	22.7%	19.9	17.8	17.0	24.9	26.4	30.2	25.6	28.3	28.2	27.3
Percent increase (decrease) over previous year:
Sales to customers	4.2%	6.1	3.4	5.6	(0.5)	(2.9)	4.3	14.6	5.6	6.7	13.1
Diluted net earnings per share	18.5%	24.6	10.6	(27.0)	8.6	(3.7)	25.9	(2.7)	11.3	22.3	19.7
Supplementary balance sheet data:
Property, plant and equipment, net	16,126	16,710	16,097	14,739	14,553	14,759	14,365	14,185	13,044	10,830	10,436
Additions to property, plant and equipment	3,714	3,595	2,934	2,893	2,384	2,365	3,066	2,942	2,666	2,632	2,175
Total assets	131,119	132,683	121,347	113,644	102,908	94,682	84,912	80,954	70,556	58,864	54,039
Long-term debt	15,122	13,328	11,489	12,969	9,156	8,223	8,120	7,074	2,014	2,017	2,565
Operating cash flow	18,471	17,414	15,396	14,298	16,385	16,571	14,972	15,022	14,248	11,799	11,089
Common stock information
Dividends paid per share	$2.76	2.59	2.40	2.25	2.11	1.93	1.795	1.62	1.455	1.275	1.095
Shareholders’ equity per share	25.06	26.25	23.33	20.95	20.66	18.37	15.35	15.25	13.59	13.01	10.95
Market price per share (year-end close)	$105.06	92.35	69.48	65.58	61.85	64.41	58.56	67.38	66.02	60.10	63.42
Average shares outstanding (millions)
— basic	2,815.2	2,809.2	2,753.3	2,736.0	2,751.4	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4
— diluted	2,863.9	2,877.0	2,812.6	2,775.3	2,788.8	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7
Employees (thousands)	126.5	128.1	127.6	117.9	114.0	115.5	118.7	119.2	122.2	115.6	109.9
(1) Attributable to Johnson & Johnson.

JOHNSON & JOHNSON 2014 ANNUAL REPORT	69

Shareholder Return Performance Graphs
Set forth below are line graphs comparing the cumulative total shareholder return on the Company’s Common Stock for periods of five years and ten years ending December 31, 2014, against the cumulative total return of the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2009 and December 31, 2004 in each of the Company’s Common Stock, the Standard & Poor’s 500 Stock Index, the Standard & Poor’s Pharmaceutical Index and the Standard & Poor’s Health Care Equipment Index and that all dividends were reinvested.

5 Year Shareholder Return Performance
J&J vs. Indices

Johnson & Johnson
S&P 500 Index
S&P Pharmaceutical Index
S&P Healthcare Equipment Index
$240
$210
$180
$150
$120
$90
2009
2010
2011
2012
2013
2014

5-Year CAGR	
J&J	13.8%
S&P 500	15.4%
S&P Pharm	17.5%
S&P H/C Equip	12.8%

	2009	2010	2011	2012	2013	2014
Johnson & Johnson	$ 100.00	$ 99.42	$ 109.25	$ 121.05	$ 162.95	$ 191.20
S&P 500 Index	$ 100.00	$ 115.06	$ 117.49	$ 136.29	$ 180.42	$ 205.10
S&P Pharmaceutical Index	$ 100.00	$ 100.77	$ 118.67	$ 135.79	$ 183.63	$ 224.43
S&P Healthcare Equipment Index	$ 100.00	$ 97.29	$ 96.51	$ 113.18	$ 144.52	$ 182.49

JOHNSON & JOHNSON 2014 ANNUAL REPORT	70

10 Year Shareholder Return Performance J&J vs. Indices

Johnson & Johnson
S&P 500 Index
S&P Pharmaceutical Index
S&P Healthcare Equipment Index
$260
$230
$200
$170
$140
$110
$80
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

10-Year CAGR	
J&J	8.3%
S&P 500	7.7%
S&P Pharm	9.8%
S&P H/C Equip	6.4%

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Johnson & Johnson	$ 100.00	$ 96.64	$ 108.68	$ 112.61	$ 103.92	$ 115.64	$ 114.97	$ 126.34	$ 139.98	$ 188.34	$ 220.99
S&P 500 Index	$ 100.00	$ 104.91	$ 121.48	$ 128.15	$ 80.74	$ 102.11	$ 117.48	$ 119.97	$ 139.16	$ 184.22	$ 209.42
S&P Pharmaceutical Index	$ 100.00	$ 96.64	$ 111.96	$ 117.17	$ 95.85	$ 113.69	$ 114.57	$ 134.91	$ 154.38	$ 208.76	$ 255.14
S&P Healthcare Equipment Index	$ 100.00	$ 100.05	$ 104.18	$ 109.52	$ 79.25	$ 102.06	$ 99.29	$ 98.50	$ 115.51	$ 147.49	$ 186.25

JOHNSON & JOHNSON 2014 ANNUAL REPORT	71